Form 20-F
period 2002-12-31
CHINA ENTERPRISES LTD
filed 2003-08-05
CIK 908256

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
        SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER: 001-12126

                            CHINA ENTERPRISES LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     BERMUDA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

   8TH FLOOR, PAUL Y. CENTRE, 51 HUNG TO ROAD, KWUN TONG, KOWLOON, HONG KONG.
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

          Securities registered or to be registered pursuant to Section
                               12(b) of the Act:

                                               NAME OF EACH EXCHANGE ON
             TITLE OF EACH CLASS                   WHICH REGISTERED
             -------------------                   ----------------
                     N/A                                 N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to section l5(d) of the Act:

                                      NONE
                                ----------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                   Supervoting Common Stock: 3,000,000 shares
                         Common Stock: 6,017,310 shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or l5(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                              [ x ] Yes   ___ No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                    ___ Item 17    [ x ] Item 18

                           FORWARD-LOOKING STATEMENTS

      This annual report contains certain forward-looking statements within the meaning of Section 21E of the Securities Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

      -   our business strategy;

      - the planned re-engineering of our tire plants and related applications;

      - future developments in the tire industry in China and changes in government policies;

      -   future developments in the Asian travel industry; and

      - other statements relating to our future business development and financial performance.

      The words "anticipate", "believe", "estimate", "expect", "intend" and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements. We do not intend to update these forward-looking statements.

      These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of various internal and external factors. For a discussion of certain of those factors, see "Risk Factors" in this annual report.

                            EXCHANGE RATE INFORMATION

      Unless otherwise specified, all references in this document to "U.S. Dollars", "Dollars", "US$" or "$" are to United States dollars; all references to "Renminbi" or "Rmb" are to Renminbi, which is the legal tender currency of the People's Republic of China (the "PRC" or "China"); all references to "HK$" are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region ("Hong Kong"). Translation of amounts from Renminbi to U.S. Dollars for the convenience of the reader has been made in this document at US$1.00 to Rmb8.28, the exchange rate quoted by the People's Bank of China on December 31, 2002. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See section "Exchange Control" under "Item 10. Additional Information" of this annual report for more details.

      References and statements contained in this document regarding China do not apply to Taiwan nor the Republic of China.

                                TABLE OF CONTENTS


                                                                            Page

PART I
    Item 1    Identity of Directors, Senior Management and Advisers            4
    Item 2    Offer Statistics and Expected Timetable                          5
    Item 3    Key Information                                                  6
    Item 4    Information on the Company                                      13
    Item 5    Operating and Financial Review and Prospects                    22
    Item 6    Directors, Senior Management and Employees                      31
    Item 7    Major Shareholders and Related Party Transactions               37
    Item 8    Financial Information                                           38
    Item 9    The Listing                                                     39
    Item 10   Additional Information                                          40
    Item 11   Quantitative and Qualitative Disclosure about Market Risk       45
    Item 12   Description of Securities Other than Equity Securities          46

PART II
    Item 13   Defaults, Dividend Arrearages and Delinquencies                 47
    Item 14   Material Modifications to the Rights of Security Holders
              and Use of Proceeds                                             48
    Item 15   Controls and Procedures                                         49
    Item 16   Reserved                                                        50

PART III
    Item 17   Financial Statements                                            51
    Item 18   Financial Statements                                           102
    Item 19   Exhibits                                                       141

SIGNATURES                                                                   142

EXHIBIT INDEX                                                                143

                                     PART I
                ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
                                  AND ADVISERS

DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      As China Enterprises Limited (the "Company", which term shall include, when the context so requires, the subsidiaries of the Company as defined below) is filing this form as its annual report under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the information called for by Item 1 in
Part I of Form 20-F is not applicable. Nevertheless, the Company would like to draw your kind attention to the information set forth below.

AUDITORS

      Since May 31, 2001, Deloitte Touche Tohmatsu, Hong Kong, has been engaged by the Company to audit the annual accounts of the Company and its subsidiaries for such year replacing Arthur Andersen & Co., Hong Kong ("Arthur Andersen"), which had been the independent public accountants of the Company for the years ended December 31, 1998, 1999 and 2000. The decision to change accountants was recommended by the Company's audit committee and board of directors and approved by its shareholders in its annual general meeting held on May 31, 2001. Arthur Andersen's report on the financial statements for the year ended December 31, 2000 contained no adverse opinions or disclaimers of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audit for the year ended December 31, 2000, there had been no disagreements with Arthur Andersen on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

      The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144 effective January 1, 2001. The Company reclassified the 2001 and 2000 comparative figures contained in its 2002 consolidated financial statements to present the comparative financial information in respect of discontinued operations that occurred during 2002 pursuant to SFAS No. 144. Reclassifications for 2001 were audited by Deloitte Touche Tohmatsu as part of its audit of the 2002 consolidated financial statements while those for 2000 were prepared based on the financial statements audited by Arthur Andersen in 2000.

      As a result of Arthur Andersen ceasing to practice effective July 1, 2002, the Company has been unable to obtain a manually signed reissued report of Arthur Andersen which was dated April 23, 2001 and was unqualified with respect to the Company's consolidated financial statements as of December 31, 2000 and for the year ended December 31, 2000 prior to the reclassifications of discontinued operations as described in Note 5 to the 2002 consolidated financial statements. A copy of such report is included as an exhibit to this Form 20-F. SUCH REPORT IS A COPY OF A PREVIOUSLY ISSUED REPORT BY ARTHUR ANDERSEN AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN.

                 ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      As the Company is filing this form as an annual report under the Exchange Act, the information called for by Item 2 in Part I of the Form 20-F is not applicable.

                             ITEM 3. KEY INFORMATION

      The Company together with all its subsidiaries are collectively referred to as the "Group" for the purpose of this annual report. In addition, Hangzhou Zhongce Rubber Co., Limited ("Hangzhou Zhongce"), Double Happiness Tyre Industries Corporation Limited ("Double Happiness"), Yinchuan C.S.I. (Greatwall) Rubber Co., Limited ("Yinchuan CSI"), and Hangzhou Fu Chun Jiang Chemical Industrial Co., Limited ("Fu Chun Jiang") are collectively known as the "PRC Subsidiaries". For the purpose of this annual report, the latest practicable date with respect to share and certain exchange rate information is June 23, 2003.

SELECTED FINANCIAL DATA

      The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002.

      The consolidated financial statements of the Company and all accompanying notes for the years ended December 31, 2001 and 2002 (the "Consolidated Financial Statements") have been audited by Deloitte Touche Tohmatsu, independent public accountants in Hong Kong, whose report with respect to the Consolidated Financial Statements is included in this annual report.

      The Consolidated Statements of Operations Data and the Consolidated Balance Sheet Data for the years ended and as of December 31, 1998, 1999 and 2000, as set forth below, have been derived from audited consolidated financial statements not included in this annual report. The selected financial information should be read in conjunction with, and is qualified in their entirety by reference to, the respective consolidated financial statements and their accompanying notes thereto.

For a discussion of the Company's change in auditors, see the section "Auditors" under "Item 1. Identity of Directors, Senior Management and Advisers" in this annual report.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY
(AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, THEIR PAR VALUES AND PER SHARE DATA)

                                                                                 Year ended December 31,
                                                 ---------------------------------------------------------------------------------
                                                     1998          1999           2000         2001                  2002
                                                 (a)(b)(c)(d)    (a)(c)(d)     (a)(c)(d)    (a)(c)(d)               (c)(d)
                                                 ------------    ---------     ---------    ----------     -----------------------
                                                      Rmb           Rmb           Rmb          Rmb            Rmb           US$
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

Revenues                                           1,302,884     1,360,298     1,605,842     2,087,885     2,610,076       315,226
Income (loss) from operations                         58,342         7,267         8,269        89,461       172,096        20,784
Income (loss) from continuing operations             (25,547)      (53,651)      (33,803)       36,425       (62,943)       (7,602)
Income (loss) from discontinued operations (c)        25,826       (99,545)      (45,581)     (171,784)     (199,838)      (24,135)
Net income (loss)                                        279      (153,196)      (79,384)     (135,359)     (262,781)      (31,737)
Net income (loss) from operations per share             6.41          0.80          0.91          9.92         19.09          2.30
Basic and diluted earnings (loss) from
   continuing operations per common share (d)          (2.81)        (5.89)        (3.73)         4.04         (6.98)        (0.84)
Basic and diluted earnings (loss) from
   discontinued operations per common share (c)
   & (d)                                                2.84        (10.94)        (5.02)       (19.05)       (22.16)        (2.68)
Basic and diluted earnings (loss) per common
   share (d)                                            0.03        (16.83)        (8.75)       (15.01)       (29.14)        (3.52)
Weighted-average number of common share
   outstanding (d)                                 9,100,000     9,100,000     9,069,956     9,017,310     9,017,310     9,017,310
Dividend declared per common share
 - in Rmb                                               0.66          0.66          0.66          0.17          --            --
 - in US$                                               0.08          0.08          0.08          0.02          --            --

CONSOLIDATED BALANCE SHEETS DATA:

Total assets                                       3,497,035     3,316,944     3,326,983     2,978,965     2,880,680       347,908
Shareholders' equity                               1,200,885     1,041,662       952,627       804,197       535,206        64,638
Supervoting common stock - par value US$0.01
   per share                                             244           244           244           244           244            29
Common stock - par value US$0.01 per share               532           532           526           526           526            64

Notes:

(a) In response to a legal proceeding related to the proposed termination of the joint venture agreement of Chongqing C.S.I. Tyre Co. Limited ("Chongqing CSI") with its investment partner in the PRC, Chongqing Tyre Chief Factory ("Chongqing Factory"), a judgment of the Proceedings (the "Judgment") was obtained on March 31, 2000 that the joint venture agreement of Chongqing CSI was approved to be terminated and Chongqing CSI is to be liquidated in accordance with the relevant rules and regulations of the PRC. Under the Judgment, the Company was entitled to damages of approximately Rmb15.8 million and Chongqing Factory was discharged from other claims lodged by the Company. In view of the expected long duration of and the uncertainty of amounts to be recovered from the liquidation of Chongqing CSI, the Directors of the Company fully provided for the outstanding loan and interest accrued in the prior years except for the Rmb0.2 million recovered in early 2001.

      During 2001, the Company recovered an additional amount of Rmb10.0 million on the loan related to the Chongqing Factory of which Rmb9.8 million was recorded as recovery on loan receivable in the year ended December 31, 2001.

(b) The liquidation process of Dalian C.S.I. Rubber Co., Limited was substantially completed in 1998 and accordingly, the Company ceased accounting for this investment in July 1998.

(c) Double Happiness was disposed of during 2001, Yantai C.S.I. Rubber Co., Limited ("Yantai CSI") and Shandong C.S.I. Synthetic Fiber Co., Limited ("Shandong Synthetic") were disposed of during 2002, while the decision to dispose of Yinchuan CSI was made during 2002. The Company has thus recorded the operating result of Double Happiness, Yantai CSI, Shandong Synthetic and Yinchuan CSI separately from continued operations as income
      (loss) from discontinued operations retrospectively for all years presented.

(d) The calculation of basic and diluted earnings (loss) from continuing operations per common share, basic and diluted earnings (loss) from discontinued operations per common share and basic and diluted earnings
      (loss) per common share from 1998 to 2002 is based on the weighted-average number of common stock outstanding during the years ended December 31, from 1998 to 2002. The weighted-average number of common stock outstanding for 1998 and 1999 was 9,100,000, for 2000 was 9,069,956 and for 2001 and
      2002 was 9,017,310. There were no dilutive securities.

EXCHANGE RATE INFORMATION

      The Consolidated Financial Statements are published and denominated in Renminbi. Translation of amounts from Renminbi to U.S. Dollars for the convenience of the reader has been made in this document at US$1.00 to Rmb8.28, the exchange rate quoted by the People's Bank of China on December 31, 2002. As of June 23, 2003, the exchange rate quoted by the People's Bank of China remained at US$1.00 to Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

      The following table sets forth the average unified exchange rates as of and during the years ended December 31, 1998, 1999, 2000, 2001 and 2002.

                                                    YEAR ENDED DECEMBER 31,
                                        ----------------------------------------------
                                        1998       1999      2000       2001      2002
                                        ----       ----      ----       ----      ----
   (Rmb equivalent of US$1.00)           RMB        RMB       RMB        RMB       RMB
   At unified exchange rate
      -  average rate calculated by
         using the average of the
         exchange rates on the last
         day of each month during
         each period
                                        8.28       8.28      8.28       8.28      8.28

      The following table sets forth the high and low exchange rates as of and during the previous six months were as follows:

                                        AT UNIFIED EXCHANGE RATE
                                        ------------------------
      (Rmb equivalent of US$1.00)        HIGH               LOW
                                         ----               ---
      May 31, 2003                       8.28               8.28
      April 30, 2003                     8.28               8.28
      March 31, 2003                     8.28               8.28
      February 28, 2003                  8.28               8.28
      January 31, 2003                   8.28               8.28
      December 31, 2002                  8.28               8.28

      Please see the section "Exchange Control" under "Item 10. Additional Information" of the annual report for more details.

RISK FACTORS

TIRE BUSINESS

- Increased Competition in the Domestic Market for Tires and Rubber Products May Cause Downward Pressure on Market Prices and the Company's Profitability

      The PRC Subsidiaries of the Company will continue to face keen competition from Chinese and foreign entities including internationally known tire companies with significantly greater resources than the Company. Competition from foreign tire companies may increase as a result of increased importation of such manufacturers' products into China as it is now a World Trade Organization (the "WTO") member country. Also, it is expected that these internationally known tire companies can import more advanced plant and machinery to quickly expand their production volume, market share and their production bases already established in China. Although the Company has not been able to obtain exact information regarding the production data of its Chinese competitors, the Company believes that mergers, takeovers and other forms of re-organizations and consolidations among existing operators will continue to create pressure on market prices leaving little room for general market prices to rebound.

      Owing to the prevailing market positioning, the Company's sales volume of radial tires remains lower than that of the less profitable bias tire. The Company will keep exerting significant effort in upgrading its radial tire production lines, and enhancing marketing strategies, however, there is no guarantee that its market share in radial tires can be expanded.

- If the Liquidity of Customers Continues to Erode, It Will Increase Credit Risk for the Company's Sales

      The Company has experienced payment collection problems during the past few years as its customers suffered from the more conservative posture of local banks which hampered cash flow and restricted access to credit. Considerable amount of provisions for bad and doubtful debts had been provided over the years, leading to a notable charge to the Company's earnings. While the Company has implemented stronger measures to collect aging accounts, there can be no assurance that future liquidity problems of the Company's customers will not similarly adversely affect the Company's performance.

- Any Changes in the Motor Vehicle Industry and the Development of Road Networks in China May Influence the Future Tire Market

      Although the existing business of the PRC Subsidiaries is focused on the tire replacement market, the increasing number of new motor vehicles put into use is expected to have significant multiplying effects to the future turnover volume of the Company.

      In addition, the planned development of the road network in China is also expected to have substantial effect on the future demand for tires. However, as the concern towards environmental protection issues increase, the Chinese government may prefer to place much more emphasis on railways and other means of mass transit facilities to cater to the country's ever-growing transportation needs instead of building new roads and highways.

- Changes in the Control of Ventures May Affect the Continued Success of Such Operations

      As a result of the Company's recent sales and agreements to sell all or a portion of the Company's interests in various of the PRC Subsidiaries, the Company will, once such sales are completed, no longer have dominant control of the tire business and the Company will only be able to exercise significant but limited influence of the finance and daily operations of those companies.

      Correspondingly, the Company will have to depend on the talents and expertise of third parties to ensure the continue success of its tire business. See Note 25 to the Consolidated Financial Statements included in "Item 18. Financial Statements" of this report for details of such dispositions.

-    Liquidation of Ventures May Affect the Continuity of the Company's
     Operations

      Each of the PRC Subsidiaries was established for an initial term of no longer than 50 years, which may be extended by the mutual consent of the parties to the respective ventures, subject to the approval of the relevant Chinese government authorities. In the event the term of any joint venture is not extended, such joint venture will be dissolved and liquidated pursuant to provisions of applicable law and the relevant joint venture contract. In addition, each of the PRC Subsidiaries may be terminated prior to the expiration of its joint venture contract upon the occurrence of certain other events, including the inability of the enterprise to conduct its business owing to a breach by one of its parties to the joint venture contract.

DIVERSIFICATION OF BUSINESS

      The Company is currently considering and proceeding to diversify its operations into businesses outside the tire manufacturing and trading sectors. The acquisition of new businesses and business lines, including its investments in Ananda, carries with it substantial risks and uncertainties, including business and industry risk related to the business line and company risks relating to, among others, diversion of and strains on management and infrastructure resources, inability to successfully integrate the acquired business or incompatibility of business culture. Additional risks include the following:

      (i) Uncertain Scope of Business of the Company May Hinder Individual Investor in Evaluating the Unsystematic Risk of his/her Investment Portfolio

         The Company's diversification efforts may make it difficult for the Company's shareholders to assess the Company's prospects with any degree of accuracy, at least during the diversification process. The ability of the Company to raise funds either in the capital market or in the debt market may be affected as a result of the Company's future directions becoming less clear in the short run. The cost of funds for the Company may also increase to account for such uncertainty.

      (ii) Increased Demand on Corporate Management Time May Have Potential Distortion on Overall Group Performance

         As more investment opportunities arise, a significant portion of management time will be allocated to overseeing and monitoring the operations of each of the Company's newly acquired subsidiaries and associated companies consisting of industries completely different from the existing core business of the Company. It may bring about inefficient allocation of managerial resources in the Company. Moreover, the operation of businesses different from the core business may require different managerial skills and business acumen. The Company may not be able to successfully run newly acquired businesses in diverse industries.

      (iii) No Guarantee of Any Improvements in the Consolidated Performance of the Company after Diversification

           The combined results of different operations are subject to more complicated sets of external and internal factors. Although the Company has and will conduct appropriate due diligence review of any acquisition targets, there is no assurance of improved financial performance in the Company after diversification. As an example, given the current state of the travel industry in Asia, it might take a number of years for the performance of Ananda to turn around, if at all, and for the Company's investment in Ananda to have a positive impact on the Company's financial performance.

      (iv)  Lowered Responsiveness to Cyclical Changes of Different Businesses

           It is generally believed that revenue trend and profitability could be well balanced after diversification; however, the Company may no longer be as flexible as before when facing seasonal changes and periodic fluctuation of different business cycles in different business operations.

GENERAL

- The Company is Dependent upon Key Personnel, the Loss of Which Could Harm the Company's Prospects

      The Company depends, to a large extent, on the abilities and participation of its current management team, including Dr. Chan Kwok Keung, Charles and Dr. Allan Yap (collectively referred to as the "Key Personnel"). The loss of the services of any of the Key Personnel, for any reason, may have a materially adverse effect on the Company's prospects. There can be no assurance in this regard nor any assurance that the Company will be able to find a suitable replacement for such persons. The Company does not carry key man life insurance for the Key Personnel. In addition, no service agreement is in force with the Key Personnel.

- The Voting Power of the Company's Major Shareholder May Make it Difficult for the Company to Engage in Business Combinations that the Public Shareholders May Deem Desirable

      The authorized share capital of the Company is US$700,000, which consists of 20,000,000 authorized shares of supervoting common stock, par value US$0.01 per share, and 50,000,000 authorized shares of common stock, par value US$0.01 per share. On each matter upon which the shareholders of the Company are entitled to vote, each share of the supervoting common stock has ten votes and each share of the common stock has one vote. As of December 31, 2002, 3,000,000 shares of supervoting common stock were issued and outstanding. All supervoting common stock together with 1,629,200 shares of common stock were beneficially and directly held by China Strategic Holdings Limited ("CSH"). Together with its indirect interest equivalent to 349,630 shares of common stock in the Company, CSH holds 88.8% of the voting rights of the outstanding capital stock of the Company. For that reason, CSH is able to elect a majority of the Company's board of directors and will have sufficient voting control to affect corporate transactions without the concurrence of the Company's minority shareholders. The shares of common stock do not have cumulative voting rights. Accordingly, the existence of the supervoting common stock and the voting control represented thereby tends to preclude a change in control of the Company unless it is being initiated by CSH.

- The Political Considerations of the Company for Conducting Business in the Greater China Region

      The value of the Company's interests in the PRC Subsidiaries may be adversely affected by significant political, economic and social uncertainties in the Greater China Region. A change in policies by the Chinese government could adversely affect the Company's interests in the PRC Subsidiaries by, among other factors: changes in laws, regulations or the interpretation thereof; confiscatory taxation; restrictions on currency conversion, imports or sources of supplies; or the expropriation or nationalization of private enterprises. Although the Chinese government has been pursuing economic reform policies for approximately two decades, there is no assurance that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting China's political, economic and social life.

- The Economic Considerations of the Company for Conducting Business in the Greater China Region

      The economy of the Greater China Region differs significantly from the economies of the United States and Western Europe in such respects as structure, level of development, gross national product, growth rate, capital reinvestment, resource allocation, self-sufficiency, rate of inflation and balance of payments position, among others. During the past decade, China has successfully achieved steady growth in gross national product through stimulating internal demands. After its accession into the WTO, China's economic activity is expected to become more and more export driven and, therefore, affected by developments in the economies of the rest of the World. Consequently, any downturn in the economic conditions of the region may have significant effects on the Company's performance.

      With reference to the recent outbreak of the Severe Acute Respiratory Syndrome ("SARS") in the Greater China Region, private consumption and business development in the region has been significantly affected. Hence, the Company will need to take a very conservative posture towards any possible changes in its market resulting from SARS. The scope of the short-run and long-run impact on the Group's business has not yet been fully identified.

- Government Control of Currency Conversion and Exchange Rate Risks in the Region May Cause Obstacles to the Company's Business Development

      China's central government imposes controls over its foreign currency reserves through organizing imports and through direct regulation of the conversion of its national currency into foreign exchange.

      The PRC Subsidiaries conduct substantially all of their business in China, and their financial performance and condition are measured in terms of Rmb. Any devaluation of Rmb against US$ would consequently have an adverse effect on the financial performance and asset values of the Company when measured in terms of US$.

      Rmb paid as dividends, trade and service-related foreign exchange transactions can be readily convertible to US$ and other foreign currencies. However, payments related to capital nature transactions such as direct investment outside China are still subject to further government approval.

      Currently, there are few means and/or financial tools available in the open market for the Company to hedge its exchange risk against any possible devaluation of Rmb.

- Legal System Differences between the Greater China Region and the United States of America

      Unlike common law systems in the western world, China adopts a civil law system based on written statutes and, therefore, decided legal cases are without binding legal effect, although they are often followed by judges as guidance. As the Chinese legal system develops, the promulgation of new laws, changes to existing laws and the preemption of local regulations by national laws may adversely affect the interests of foreign investors.

- The Company Has Not Had Profitable Operation Results in Recent Periods and May Not Be Able to Return to Profitability

      During financial years 2000, 2001 and 2002, the Company incurred substantial net losses. For the year ended December 31, 2002, the Company incurred net losses of approximately US$31.73million. The Company has also accumulated a deficit of approximately US$64.98million as at December 31, 2002. Under the current economic environment, there is no guarantee that the Company will be able to turn around its business and return to profitability.

- Possible Volatility of Share Prices Worldwide May Have Significant Effects on the Company's Share Price

      The trading price of the Company's shares has been and may continue to be subject to wide fluctuations. Capital markets worldwide have generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies themselves. There can be no assurance that trading prices and price earnings ratios previously experienced by the Company's common shares will be matched and maintained. Broad market and industry factors may adversely affect the market price of shares in the Company, regardless of its operating performance. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

- The Company's Future Sales Volume is Not Substantiated with Significant Long Term Contracts

      The major source of revenue of the Company is from the replacement tire market in China. However, this market is mostly depends on the ever-changing domestic market demand in China. The Company does not typically enter into long-term contractual arrangements with its customers to secure their future patronage. Hence, there can be no assurance that future customer demand for, or the price points of, the Company's products will equal or be greater than the existing level.

      In addition, the Company does not have any contractual arrangement with its major suppliers of raw materials. Consequently, its production volume may be affected if availability of raw materials was to decline substantially or if the prices of raw material were to increase significantly.

-    Limited Liquidity in the Company's Securities May Make It Difficult to
     Trade

      As a foreign private issuer whose business is substantially in the China and Asian market, the Company has less exposure in the U.S capital markets than comparable U.S. issuers. In addition, the Company has a relative small public float of its securities. These and other general economic, industry or Company factors may result in low trading volumes or prices of the Company's securities. Accordingly, shareholders of the Company bear risks regarding the liquidity of the Company's shares and may not be able to sell shares in desired quantities, at desired times or desired prices or a combination thereof.

                       ITEM 4. INFORMATION ON THE COMPANY


HISTORY AND DEVELOPMENT OF THE COMPANY

      The Company was incorporated under the laws of Bermuda on January 28, 1993. From July 15, 1993 to late 2002, the Company's shares were listed on the New York Stock Exchange, Inc. (the "NYSE"). Starting November 26, 2002, the Company's shares began trading on the OTCBB in the United States. The Company carries on business in Hong Kong under the commercial name of "China Tire Holdings Limited" due to local company registration considerations.

      The principal place of business of the Company is located at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong and its telephone number is (852) 2372 0130.

IMPORTANT EVENTS OF THE COMPANY'S BUSINESS SINCE THE BEGINNING OF 2002

      On April 19, 2002, the Company completed an acquisition of the substantial stake in Ananda Wing On Travel (Holdings) Limited ("Ananda"), a leading travel operator based in Hong Kong whose shares are listed on the Stock Exchange of Hong Kong Limited. The details of the acquisition have been set out in Note 9 of the Consolidated Financial Statements in "Item 18. Financial Statements" of this annual report.

      The NYSE notified the Company on December 31, 2002 that the U.S. Securities and Exchange Commission (the "SEC") had granted the application of the NYSE for removal of the common stock of the Company from listing and registration on the NYSE under the Exchange Act effective on December 30, 2002. Prior to that, on September 27, 2002, trading in the Company's shares was suspended by the NYSE for the failure of the Company to meet the NYSE' s continuing listing standards. The Company's common shares began trading on the OTCBB under the stock symbol "CSHEF" on November 26, 2002.

      Although the Company dedicated its best efforts to reengineer the operations of Yinchuan CSI during 2002 and engaged in negotiations with its Chinese joint venture partner to formulate different alternatives for the future operations of Yinchuan CSI, the actual operating results of Yinchuan CSI remained unsatisfactory throughout the period.

      In early 2003, the Company entered into a share transfer agreement with the Chinese joint venture partner to sell its entire interest in Yinchuan CSI, the then second largest revenue contributor of the Group in 2002, for consideration determined based on the carrying value of the subsidiary as of December 31, 2002. The sale was considered completed in January 2003 when approval from the relevant governmental authorities was obtained and the Company transferred substantially all its risks and benefits of ownership of Yinchuan CSI to the buyer. The first installment of the aggregate sale proceeds of approximately Rmb10,500,000 has been received and no material gain or loss has been realized upon the completion of this disposition. The remaining installments of the sale proceeds are scheduled to be paid to the Company on or before September 2003.

        During late 2001, the Company managed to dispose of its entire interest in the bias tire operations of Double Happiness, the then second largest revenue contributor of the Group which suffered from losses for over three consecutive years. The Company subsequently entered into a share transfer agreement with an independent third party to sell the bias tire factory of Double Happiness for a consideration of Rmb41,000,000. The Company transferred substantially all the risks and benefits of ownership of the factory to the buyer in early December 2001 after receiving the total sale proceeds. On June 3, 2003, the Company has entered into a contract to dispose of all its remaining interests in Double Happiness (including an incomplete radial tire factory) for consideration of Rmb10,000,000 to an independent third party. The completion of the sale is pending upon certain approvals from the governmental authorities. The Company transferred control and substantially all its risks and benefits of ownership of the factory to the buyer on June 3, 2003 after receiving the total sale proceeds of Rmb10,000,000, resulting in a gain on disposal of approximately the same amount.

      On June 15, 2003, the Company entered into a contract for disposal with Hangzhou Industrial & Commercial Trust & Investment Co. Ltd., an independent third party not connected with any directors, substantial shareholders or chief executive of the Company or any of its subsidiaries, pursuant to which the Company agreed to sell to the buyer a 25% interest in Hangzhou Zhongce, currently a 51% owned subsidiary of the Company, for a consideration of Rmb164,659,657 in order to widen the shareholders' base of Hangzhou Zhongce. The Company considers the sale to be beneficial both to the further development of Hangzhou Zhongce in the PRC and its future value to the Company. The sale is conditional upon the parties receiving approval of the transaction from the China Commercial Department, an agency of the government of the PRC.

PRINCIPAL CAPITAL EXPENDITURES

      Principal capital expenditures, investment and divestitures over the last three years include the following:

                                                                       2000            2001             2002
                                                                      RMB'000         RMB'000          RMB'000
                                                                     ---------       ---------        ---------
      Purchase of property, plant and equipment                       (75,868)        (135,212)        (287,536)
      Proceeds from disposal of property, plant and equipment           3,784            2,267           77,320
      Acquisition of a subsidiary, net of cash acquired                    --            4,120               --
      Investments in and advances to affiliates                       (11,855)             929         (180,612)
      Proceeds from disposal of a business component, net                  --            1,734              833

      The Company conducts its businesses through subsidiaries, joint ventures and an associated company. Accordingly, much of the expenditures described above have been made at the subsidiary level. For a description of the Company's subsidiaries, please refer to the section "ORGANIZATION STRUCTURE" listed below.


BUSINESS OVERVIEW

For the three years ended December 31, 2002, the Group principally engaged in the tire manufacturing and trading business. To the best understanding of the Company, seasonality has no significant impact on its business. The current year results of the Group can be substantially represented by the performance of Hangzhou Zhongce as most active subsidiaries previously owned by the Group has been sold or discontinued. For the sake of comparability and relevance, comparative figures for year 2000 and 2001 presented below have been adjusted to exclude all discontinued subsidiaries.

      Hangzhou Zhongce is mainly engaged in the manufacture and sale of bias and radial tires. Besides, Hangzhou Zhongce vertically acquired Fu Chun Jiang in 1999 which manufactures a number of raw materials including tire rubbers and carbon black. However, the latter's turnover volume and contribution to the Group is insignificant as compared to Hangzhou Zhongce. In 2002, Hangzhou Zhongce contributed approximately 96.6% of the Company's total revenues.

                                             % CHANGE                     % CHANGE                  % CHANGE
                                            FROM PRIOR                   FROM PRIOR                FROM PRIOR
                                 AMOUNT        YEAR           AMOUNT        YEAR        AMOUNT        YEAR
                                 ------     ----------        ------     ----------     ------     ----------
                                       2000                         2001                      2002
                                                       (IN MILLIONS RMB EXCEPT PERCENTAGES)
Revenues                          1,606        20%            2,065         29%         2,520         22%

PRINCIPAL PRODUCTS

Hangzhou Zhongce manufactures and sells a broad line of tire products, consisting of motor vehicle (bias and radial tire for truck, tractor, passenger car and motorcycle), bicycle and wheelbarrow tires. This breadth of products enables Hangzhou Zhongce to serve its diverse customer base in Zhejiang Province and along the heavily populated and economically prosperous eastern coastal region of China.

                                                               HANGZHOU ZHONGCE SALES IN UNITS
                                        2000                                 2001                                 2002
                          ----------------------------------  ----------------------------------  ----------------------------------
TYPE OF TIRES                                       CHANGE                              CHANGE                              CHANGE
                                                     FROM                                FROM                                FROM
                             UNITS    % OF TOTAL  PRIOR YEAR    UNITS     % OF TOTAL  PRIOR YEAR     UNITS    % OF TOTAL  PRIOR YEAR
                          ----------  ----------  ----------  ----------  ----------  ----------   ---------  ----------  ----------
Motor Vehicle Tires
  Passenger Car              921,000     22.61%     31.57%       789,092     16.90%    -14.32%     1,018,277      19.30%    29.04%
  Truck and Light Truck    2,512,000     61.67%     -0.63%     3,582,291     76.71%     42.61%     3,879,185      73.52%     8.29%
  Tractor                    267,000      6.56%     10.33%       265,219      5.68%     -0.67%       348,890       6.61%    31.55%
  Other                      373,000      9.16%      2.75%        33,492      0.71%    -91.02%        30,282       0.57%    -9.58%
                          ----------    ------                ----------    -------               ----------     ------
Total                      4,073,000    100.00%      6.26%     4,670,094    100.00%     14.66%     5,276,634     100.00%    12.99%
                          ==========    ======                ==========    =======               ==========     ======

Bicycle Tires             33,098,000                34.53%    35,625,601                 7.64%    40,651,193                14.11%
Wheelbarrow Tires          1,616,000                 0.98%     2,501,244                54.78%     2,723,131                 8.87%


                                                     HANGZHOU ZHONGCE SALES (SALES TAX EXCLUDED)
                                         2000                          2001                           2002
                              -------------------------      -------------------------      -------------------------
TYPE OF MOTOR VEHICLE
TIRES                           SALES                          SALES                          SALES
                               RMB'000       % OF TOTAL       RMB'000       % OF TOTAL       RMB'000       % OF TOTAL
                              ---------      ----------      ---------      ----------      ---------      ----------
   Bias Tires                   958,287         82.02%         978,430         66.22%       1,053,238         55.66%
   Radial Tires                 210,002         17.98%         499,072         33.78%         839,017         44.34%
                              ---------        ------        ---------        ------        ---------        ------
Total                         1,168,289        100.00%       1,477,502        100.00%       1,892,255        100.00%
                              =========        ======        =========        ======        =========        ======

      TRUCK AND PASSENGER VEHICLE TIRES. The rise in commercial activities in China, improvement in living standard of the Chinese population and change in governmental policy of China supported the recent increased demand for commercial vehicles and road transportation in China. These factors stimulated the sales of motor vehicle tires for Hangzhou Zhongce, especially for passenger vehicle tires. Unit sales of passenger tires increased by 29% in the year of 2002 from the preceding year. Hangzhou Zhongce estimates that the demand of passenger cars will continue to rise and hence it plans to increase its production of truck and passenger vehicle tires (especially radial tires) to 4 million units per year in the near future. Truck and light truck tires continue to be the major products of Hangzhou Zhongce and currently accounts for over 74% of its total sales unit of motor vehicle tires.

      BICYCLE TIRES. Since "Chao Yang" tire, Hangzhou Zhongce self-established brand name, is well known in the PRC, Hangzhou Zhongce sold approximately 40.7 million units of bicycle tires in 2002, and attained a leading position in the domestic market. Sales of bicycle tires accounts for an increase in 14% in sales unit compared to that of 2001. Bicycle remains one of the major modes of transportation in China and hence the sales of bicycle tires were stable and provided a steady source of operating income.

      TRACTOR AND WHEELBARROW TIRES. In 2002, sales of wheelbarrow tire slightly increased. Tractor sales, which declined in 2001, rebounded by approximately 32% due to strong market demand for the Company's products.

MARKETS

        MOTOR VEHICLE TIRES. Hangzhou Zhongce distributes its motor vehicle tires regionally to a large customer base - Zhejiang Province. Hangzhou Zhongce sells approximately 15% of its tires in Zhejiang and adjacent provinces. Other major commercial and industrial centers along the eastern coastal region to which Hangzhou Zhongce sells its products include the city of Shanghai, the provinces of Jiangsu and Anhui and the provinces of Fujian and Jiangxi. Subject to the increase in productive capacity, Hangzhou Zhongce has successfully boosted its business in Northern China. During 2000-2002, Hangzhou Zhongce started to expand its sales to other districts of China as a result of decrease in percentage of sales in Eastern China and Export.

  GEOGRAPHICAL SALES DISTRIBUTION OF MOTOR VEHICLE TIRE - 2000, 2001 AND 2002

                                               % OF REVENUE
                                      ---------------------------------
REGION                                 2000          2001          2002
      Eastern China (l)                36.5%         42.7%         33.5%
      Northern China (2)               13.8%         17.6%         21.5%
      Western China (3)                 3.8%          3.5%          5.3%
      Southwestern China (4)            4.8%          6.0%          6.3%
      Southern China (5)                9.3%          8.2%         11.9%
      Exports (6)                      31.8%         22.0%         21.5%
                                      -----         -----         -----
      Total                           100.0%        100.0%        100.0%
                                      =====         =====         =====

(1) Eastern China refers to the provinces of Shandong, Jiangsu, Anhui, Zhejiang, Jiangxi, Fujian and Shanghai.
(2) Northern China refers to the provinces of Heilongjiang, Jilin, Liaoning, Hebei, Shanxi, Henan, Inner Mongolia, Beijing and Tianjin.
(3) Western China refers to the provinces of Gansu, Qinghai, Shannxi, Xinjiang and Ningxia.
(4)  Southwestern China refers the provinces of Sichuan, Yunnan, Guizhou and
     Tibet.
(5) Southern China refers to the provinces of Taiwan, Hubei, Hunan, Guangxi and Guangdong.
(6) Export sales are primarily to the Middle East, Philippines, Singapore, the United States and Canada.

      Hangzhou Zhongce sells its motor vehicle tires and bicycle tires under its established brand name "Chao Yang" and currently has five primary channels for distributing its motor vehicle tires: (a) direct sales to the Original Equipment Manufacturer customers, (b) substantial sales through the authorized wholesaler,
(c) auto repair shops, (d) Hangzhou Zhongce's retail sales offices, and (e) export. The enterprise has 8 retail sales offices in 4 provinces and 2 central municipalities, primarily situated in cities adjacent to the Zhejiang province.

      In order to market its products, Hangzhou Zhongce maintains a sales and marketing department with a staff of 115, with the task of promoting, marketing and gathering market information in assigned regions within China. In addition, the enterprise has a foreign trade department with 14 employees responsible for exports.

      The primary market for Hangzhou Zhongce's products is the replacement tire market which accounted for over 95% of the domestic sales of Hangzhou Zhongce. The Company estimates that, on average, tires are replaced more frequently in China than in any other developed country because of poor road conditions, frequent overloading of vehicles and the high daily usage rate of vehicles. As is typical in the China tire market, Hangzhou Zhongce does not have long term supply contracts with its customers, who customarily place orders for the following year at the end of each year. Accordingly, Hangzhou Zhongce focuses much of its marketing effort on developing new distribution opportunities in the replacement market and strengthening existing relationships with large customers and distributors.

      Sino-foreign equity joint venture enterprises are free to set prices for their products without government control. Hangzhou Zhongce adjusts its prices in response to market conditions. Based on quality and type of tire, radial tires are sold for prices higher than those for bias tires of comparable size.

      Hangzhou Zhongce offers a "Triple Coverage" warranty for its tires, guaranteeing repair, return or replacement of defective tires. In 2002, Hangzhou Zhongce's tire manufacturing defect rate was 0.3%, compared to the national average of 0.5% and the customer return rate was 2.2%.

      BICYCLE TIRES. In 2002, Hangzhou Zhongce produced approximately 20% of all bicycle tires made in China. Hangzhou Zhongce sells bicycle tires primarily in the Zhejiang Province, Shanghai and surrounding provinces. Its customer base is mainly in the replacement market. Hangzhou Zhongce believes that it has strong relationships with its customers. As with the motor vehicle tire market, Hangzhou Zhongce does not have long term supply contracts with customers, who customarily place orders for the following year at the end of each year.

RAW MATERIALS

      A typical bias tire is manufactured, on cost basis, from a mix of approximately 25% natural rubber, 12% synthetic rubber, 31% nylon cord, 10% carbon black, 4% steel thread and 18% other materials. A typical radial tire is manufactured, on cost basis, from a mix of approximately 22% natural rubber, 5% synthetic rubber, 9% carbon black, 43% steel cord and 21% other materials. As indicated below, prices of key raw materials, other than synthetic rubber, have slightly decreased in this year.

                          RAW MATERIAL COSTS: 2000-2002

                                 2000              2001              2002
                                 ----              ----              ----
                                AVERAGE           AVERAGE           AVERAGE
                                  COST              COST              COST
                                PER TON (1)       PER TON (1)       PER TON (1)
      Natural Rubber               6,220             6,730             6,450
      Synthetic Rubber             6,270             6,730             7,450
      Carbon Black                 3,690             3,850             3,560
      Nylon Cord                  21,950            21,400            18,250
      Steel Thread                 5,570             7,730             3,760
      Steel Cord                    --              18,760            17,570

--------------------------------------------------------------------------------
(1)   In thousands Rmb.

      The Group currently pay their imported raw materials with Renminbi by purchasing such materials through large Chinese import-export companies. Imports sourced directly from foreign suppliers are subject to import duties and must be purchased with foreign currency. However, by exporting its tires, the Subsidiaries are exempted from paying import duties and earn foreign currency in an amount sufficient to balance the amount expended on raw material imports. The Company believes that the Subsidiaries will be able to continue exporting sufficient quantities of tires to avoid any import duties on raw material purchases. Because of the lower prices generally quoted by export agencies and international tire distributors, domestic sales usually provide higher margins than export sales.

      Part of the rubber and carbon black consumed during the year was supplied by Fu Chun Jiang. However, the volume was insignificant as compared to those outsourced from other suppliers and importers.

ENVIRONMENTAL ISSUES

      In China, the local provincial and municipal governments enforce pollution control regulations. If a company was found to be in violation of such regulations, it would be given a period of time to remedy the problem. Should it fail to do so, the government could force a shutdown of the operations until such time as that company is in compliance of the regulations.

      The PRC Subsidiaries believes that their products and manufacturing and other operations are in compliance, in all material respects, with existing applicable laws relating to air, water and noise pollution.

ORGANIZATIONAL STRUCTURE

      The Company is part of a group of companies whose ultimate parent company is CSH (the "CSH Group"). See "Major Shareholders" in "Item 7. Major Shareholders and Related Party Transactions" of this annual report for more details.

      The chart below illustrates the simplified position of the Company within the CSH Group at December 31, 2002.

                        ---------------------------
                                   CSH
                           (Listed in Hong Kong)
                        (Incorporated in Hong Kong)
                           (Investment Holding)
                        ---------------------------

                                  55.22%
                        ---------------------------
                                The Company
                             (Traded on OTCBB)
                         (Incorporated in Bermuda)
                        ---------------------------


                 -----------------------------------------
                  51.0%                                   32.21%

       --------------------                        ----------------------------
         Hangzhou Zhongce                                   Ananda
       (Incorporated in PRC)                          (Listed in Hong Kong)
        (Tire Manufacture)                          (Incorporated in Bermuda)
                                                       (Investment Holding)
       ---------------------                       ----------------------------

                                                                49.3%
                                                   ----------------------------
                                                   Rosedale Hotel Group Limited
                                                      (Listed in Hong Kong)
                                                    (Incorporated in Hong Kong)
                                                       (Investment Holding)
                                                   ----------------------------

      The Company itself is a holding company which has majority interests in a number of Sino-foreign equity joint venture enterprises in the PRC and some other international joint ventures as of December 31, 2002. The four Sino-foreign equity joint venture enterprises are Hangzhou Zhongce, Double Happiness, Yinchuan CSI and Fu Chun Jiang. The international joint ventures are Orion Tire Corporation ("Orion Tire"), a California corporation, Orion (B.V.I) Tire Corporation ("Orion BVI"), Container Limited, Century Lead Limited ("Century Lead"), Capital Canton Limited ("Capital Canton"), Leading Returns Limited ("Leading Returns"), Sincere Ocean Limited ("Sincere Ocean"), Ventures Kingdom Limited ("Ventures Kingdom"), Wealth Faith Limited ("Wealth Faith"), Million Good Limited ("Million Good"), Honest Map Limited ("Honest Map"), Great Windfall Agents Limited ("Great Windfall Agents"), Supreme Solutions Limited ("Supreme Solutions") and Easy Legend Limited ("Easy Legend"), BVI companies and CSI Rubber Industries Limited ("CSI Rubber"), a company incorporated in Hong Kong.

           CONSOLIDATED PRINCIPAL SUBSIDIARIES AS OF DECEMBER 31, 2002


                              COUNTRY OF                                              COMPANY'S              JOINT VENTURE PARTNER'S
CONSOLIDATED SUBSIDIARY     INCORPORATION      PRINCIPAL ACTIVITIES               OWNERSHIP INTEREST            OWNERSHIP INTEREST
-----------------------     -------------      --------------------            ------------------------      -----------------------
                                                                               DIRECTLY      INDIRECTLY      DIRECTLY    INDIRECTLY
                                                                               --------      ----------      --------    ----------
Double Happiness (1)             PRC        Manufacture of rubber tires           55%             -             45%             -
Hangzhou Zhongce (2)             PRC        Manufacture of rubber tires           51%             -             49%             -
Yinchuan CSI (3)                 PRC        Manufacture of rubber tires           51%             -             49%             -
Fu Chun Jiang                    PRC        Manufacture and trade of
                                                tire rubbers and
                                                carbon powder                      -          26.13% (4)         -          73.87%
Orion Tire                       US         Inactive                              60%             -             40%             -
Orion BVI                        BVI        Inactive                              60%             -             40%             -
Container Limited                BVI        Investment holding                   100%             -              -              -
CSI Rubber                    Hong Kong     Investment holding                   100%             -              -              -
Century Lead                     BVI        Investment holding                   100%             -              -              -
Capital Canton                   BVI        Investment holding                   100%             -              -              -
Leading Returns                  BVI        Investment holding and
                                                financing                        100%             -              -              -
Sincere Ocean                    BVI        Investment holding                   100%             -              -              -
Ventures Kingdom                 BVI        Investment holding and
                                                financing                        100%             -              -              -
Wealth Faith                     BVI        Investment holding and
                                                financing                        100%             -              -              -
Million Good                     BVI        Investment holding                   100%             -              -              -
Honest Map                       BVI        Investment holding and
                                                financing                        100%             -              -              -
Great Windfall Agents            BVI        Investment holding and
                                                financing                        100%             -              -              -
Supreme Solutions                BVI        Investment holding and
                                                financing                        100%             -              -              -
Easy Legend                      BVI        Investment holding and
                                                financing                        100%             -              -              -

(1) In late September 2001, the Company entered into a share transfer agreement to dispose of its interests in the bias tire operations of Double Happiness. In June 2003, the Company entered into another share transfer agreement to dispose of its remaining interests in Double Happiness, comprised mainly of the incomplete radial tire factory.
(2) In June 2003, the Company entered into a share transfer agreement to dispose of a 25% interest in Hangzhou Zhongce.
(3) In January 2003, the Company entered into a share transfer agreement to dispose of its entire interests in Yinchuan CSI.
(4) Held by Hangzhou Zhongce resulting in an effective ownership by the Company of 26.13%.

PROPERTY, PLANT AND EQUIPMENT

BERMUDA

      The registered office of the Company is located at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda. Only corporate administrative matters are conducted at this office, through the Company's agent, Butterfield Corporate Services Limited. The Company neither owns nor leases property in Bermuda.

HONG KONG

      The Company's principal executive office is located at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong. The Company shares the office with CSH and the Company has agreed to reimburse CSH for administrative services rendered on behalf of the Company on a cost plus 5% basis. See "Item 7. Major Shareholders and Related Party Transactions" in this annual report for more details.

PRC

HANGZHOU ZHONGCE

      The Hangzhou municipal government has granted to Hangzhou Rubber Factory ("Hangzhou Rubber"), the predecessor of Hangzhou Zhongce, the right to use the properties where the enterprise's three manufacturing plants are located. The aggregate land area covered by the three locations is approximately 228,938 square meters. In the years 2000-2002,, Hangzhou Zhongce has been expanding its productive capacities by purchasing plants and equipment, especially for the radial tires production, in order to increase its market shares.

      MAIN FACTORY. The main factory is located in Hangzhou and covers a land area of approximately 99,990 square meters. Hangzhou Zhongce was classified as a technologically advanced enterprise in 1992 and was exempted from land use fees for the first five years of use thereafter. Hangzhou Zhongce paid Rmb0.5 million for the land use fee of the main factory in 2002. Hangzhou Zhongce owns all necessary equipment for the main factory's current rubber processing and tire manufacturing operations, which were purchased primarily from Chinese manufacturers. The productive capacities of the main factory for bias tires, radial tires and bicycle tires are 1 million units, 1.4 million units and 40 million units, respectively, per annum. In 2002, the factory fully utilized its productive capacities.

      XINANJIANG BRANCH FACTORY. The Xinanjiang Branch Factory, which covers a land area of approximately 87,758 square meters, is located in Jiande County, 144 kilometers from the Main Factory. Hangzhou Zhongce owns all of the equipment used for the production of bias tires at this factory. The productive capacity of the Xinanjiang Branch Factory for bias tires is 3 million units per annum. In 2002, the factory produced 3 million units of bias tires and Hangzhou Zhongce paid Rmb0.7 million for land use fee of Xinanjiang Branch Factory.

      YONGGU BRANCH FACTORY. The Yonggu Branch Factory, which covers a land area of approximately 41,190 square meters, is located in Hangzhou City, Moganshan Road, Bei Daqiao. Yonggu Branch factory mainly produces wheelbarrow tires and solid tires. The productive capacity of the Yonggu Branch Factory for wheelbarrow tires and solid tires are 3 million units and 0.1 million units, respectively, per annum. In 2002, the factory fully utilized its productive capacities. No land use fee was required in 2002.

DOUBLE HAPPINESS

        INCOMPLETE RADIAL TIRE FACTORY. Pursuant to an agreement between Double Happiness and the government of Qingxu County, Double Happiness has been granted the right to use approximately 666,670 square meter of an undeveloped parcel of land for 50 years. Qingxu is located in southwest Taiyuan, about 30 kilometers from the city center. The Company has enter into an agreement to dispose of all its remaining interest in Double Happiness including the incomplete radial tire factory during June 2003. The completion of the sale is pending upon certain approvals from the governmental authorities. The Company transferred control and substantially all its risks and benefits of ownership of the factory to the buyer on June 3, 2003 after received the total sale proceeds of Rmb10,000,000.

YINCHUAN CSI

      YINCHUAN CSI'S FACTORY. The factory is located in Yinchuan of Ningxia Province and covers a land area of approximately 323,650 square meters. The factory has been manufacturing tires since 1965. The Yinchuan municipal government has allocated to Yinchuan CSI the right to use the approximately 323,650 square meter parcel of land on which Yinchuan CSI is located. The factory building covers approximately 168,514 square meter of floor area for its production line, administration and general office, laboratory, tire testing center, storage warehouse, clinic and canteen. The productive capacities of the factory for bias tires, radial tires and aircraft tires are 1.7 million units,
0.45 million units and 0.08 million units, respectively, per annum. In 2002, Yinchuan CSI paid Rmb0.3 million for the land use fee. The Company disposed of its entire interest in Yinchuan CSI in early 2003. The sale was considered as completed in January 2003 after approval from the relevant governmental authorities had been obtained and the Company transferred substantially all its risks and benefits of ownership of Yinchuan CSI to the buyer.

FU CHUN JIANG

      FU CHUN JIANG'S FACTORY. The factory is located in Fu Yang City of Hangzhou Province and covers a land area of approximately 87,117 square meters.

      The factory has been manufacturing tire rubbers and carbon black since 1999. The total land area of 87,117 square meters includes 64,937 square meters parcel of land injected by the Chinese joint venture partners and 22,160 square meters parcel of land purchased by Fu Chun Jiang. A further 91,710 square meters parcel of land will be injected by the Chinese joint venture partners in the year of 2003. The factory building includes its production line, administration and general office, laboratory, tire testing center, storage warehouse and reserved recreation area. The productive capacities of the factory for carbon powder and tire rubber are 16 thousand tons and 20 thousand tons, respectively, per annum.

              ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

OVERVIEW

        In fiscal 2002, the Company started diversifying its business outside the tire business through the acquisition of a substantive stake in a group of companies in the region -- Ananda. The Company held a 32.21% equity interest in Ananda as of December 31, 2002 and the investment was accounted for as an investment in an affiliate since the acquisition date of April 19, 2002. On the other hand, the Company completed its disposals of two subsidiaries, Yantai CSI and Shandong Synthetic in fiscal 2002 and ceased to account for the results of operations and the assets and liabilities of these subsidiaries from the disposal date.

      In early 2003, the Company entered into a share transfer agreement with the Chinese joint venture partner to sell its entire interest in Yinchuan CSI, the second largest revenue contributor of the Group, at a consideration determined by referring to the carrying value of the subsidiary as of December 31, 2002.

        During late 2001, the Company managed to dispose of its entire interest in the bias tire operations of Double Happiness. The Company subsequently entered into a share transfer agreement with an independent third party to sell the bias tire factory of Double Happiness. The Company transferred substantially all its risks and benefits of ownership of the factory to the buyer in early December 2001 after receiving the total sale proceeds. On June 3, 2003, the Company disposed of all its remaining interests in Double Happiness (including an incomplete radial tire factory).

        On June 15, 2003, the Company entered into a contract to sell a 25% interest in Hangzhou Zhongce.

CRITICAL ACCOUNTING POLICIES

        The Company prepares its consolidated financial statements in accordance with the accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates and judgments, including those related to bad and doubtful debts, inventories, income taxes, impairment of assets and litigation. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

        The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

BAD AND DOUBTFUL DEBTS

        The Company maintains allowances for its bad and doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers changes, changes to these allowances may be required, which would impact the Company's future operating results.

INVENTORY

        Inventories, consisting of finished goods, work in progress, raw materials and supplies, are stated at the lower of cost, on an average cost basis, or market value. The Company makes certain obsolescence and other assumptions to adjust inventory based on historical experience and current information. The Company writes down inventory for estimated obsolete or unmarketable inventory equal to the difference between the costs of inventory and estimated market value, based upon assumptions about future demand and market conditions. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position. Our current reserve for slow moving or obsolete raw materials is Rmb3.08 million. We did not make any material changes to the provisions relating to inventory for 2002.

INCOME TAXES

        The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

        In August 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that was applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and portions of Accounting Principles Board Opinion No. 30, "Reporting the Results for Operations". The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value or carrying amount. The statement also requires expected future operating losses from discontinued operations to be recorded in the period(s) in which the losses are incurred, rather than as of the measurement date as previously required.

        The Company adopted SFAS No. 144 effective as of fiscal year 2001 and reviews its long-lived assets for impairment whenever events or changes in the circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Company evaluates the impairment of its long-lived assets based on projection of cash flows. Estimates of future cash flows used to test the recoverability of specific long-lived assets are based on expected cash flows from the use and eventual disposition of the assets. In 2002, the Company recognized an impairment loss for the long-lived assets of Yinchuan CSI and Double Happiness. See "Note 5. Discontinued Operations" of the Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report for more details. Should actual results vary from management's estimates, additional impairment charges may have to be recorded in the future, reducing future operating results.

GOODWILL

        The excess of the purchase price over the fair value of net assets acquired is recorded on the Company's consolidated balance sheet as goodwill.

        In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. The Company adopted SFAS No. 142 on January 1, 2002 and discontinued amortization of its existing goodwill. The Company also evaluated goodwill for impairment and determined that no impairment of recorded goodwill was necessary as of January 1, 2002. Should actual results vary from management's estimates, additional impairment charges may have to be recorded in the future reducing future operating results.

LITIGATION

        The Company records contingent liabilities relating to litigation or other loss contingencies when it believes that the likelihood of loss is probable and the amount of the loss can reasonably be estimated. Changes in judgments of outcome and estimated losses are recorded, as necessary, in the period such changes are determined or become known. Any changes in estimates would impact future operating results. Significant contingent liabilities, which the Company believes are at least possible, are disclosed in the Notes to the Consolidated Financial Statements.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

        A detailed discussion of accounting policies adopted and recent accounting pronouncements not yet adopted by the Company can be found in "Note
3. Summary of Significant Accounting Policies" of the Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report.

RESULTS OF OPERATION

        The operating results of Double Happiness, Yinchuan CSI, Yantai CSI and Shandong Synthetic have been segregated from continuing operations and reported as a separate line item on the consolidated statement of operations. The Company has also restated its prior years' financial statements to present the operating results of Double Happiness, Yinchuan CSI, Yantai CSI and Shandong Synthetic as discontinued operations. See "Note 5. Discontinued Operations" of the Consolidated Financial Statements included in "Item 18. Financial Statements" in this annual report for more details.

- 2002 Compared to 2001

      Consolidated revenues arising from continuing operations amounted to Rmb2.61 billion, representing a 25% increase over the fiscal year 2001 revenues of Rmb2.09 billion. This was mainly due to an increase in sales volume and tire prices. Export sales constituted approximately 20.9% of the total turnover in fiscal year 2002 as compared with 21.8% of total turnover in fiscal year 2001, representing an increase of 19.6% over the monetary amount in fiscal year 2001. The Company sold a total of 5.3 million units of vehicle tires, 40.7 million units of bicycle tires and 2.7 million units of wheelbarrow tires in fiscal year 2002.

      The Company's gross margin from continuing operations rose from 12.0% for the year 2001 to 13.8% for the year 2002. The increase was substantially due to rise in margin of Hangzhou Zhongce to 13.5% in fiscal year 2002 compared to 11.8% for the previous year. The improved margin was mainly achieved through increase in sales volume, higher selling prices and the resulting economies of scale. The demand for radial tires has remained high since 2001 and thus Hangzhou Zhongce continues to increase its productive volume of radial tires.

      The Company was able to generate Rmb359.3 million of gross profit from continuing operations in fiscal year 2002 versus Rmb250.9 million in fiscal year 2001 due to an increase in revenues.

        Selling, general and administrative expenses increased 43.0% to Rmb192.2 million in fiscal year 2002 as compared with Rmb134.4 million in fiscal year 2001. The increase was mainly due to increase in amount of sales and sales related expenses, such as selling expenses and staff costs, in year 2002. The increase in staff costs primarily resulted from Hangzhou Zhongce increasing its number of staff during the year 2002 in order to support its increase in production and distribution.

        Operating income from continuing operations increased to Rmb172.1 million in fiscal year 2002 as compared with Rmb89.5 million in fiscal year 2001. This is mainly due to the increase in gross profit and the implementation of more efficient and effective marketing strategies. Further, there was a net recovery of amounts due from related companies amounting to Rmb5.0 million during fiscal 2002.

        Interest expenses increased from Rmb39.8 million in fiscal year 2001 to Rmb54.0 million in fiscal year 2002. The increase is due to the increase in notes payable.

        The increase in sales of Hangzhou Zhongce, which resulted in an increase in operating income from continuing operations, caused the increase in provision for income taxes from Rmb2.5 million in year 2001 to 17.7 million in year 2002. Loss from continuing operations increased to Rmb62.9 million compared to a profit of Rmb36.4 million last year. This amount consisted primarily of a loss upon a decrease in fair value of the call option associated with the convertible note of Ananda totaling Rmb45.3 million and the Company's share of losses of Ananda in an amount of Rmb93.1 million since its acquisition on April 19, 2002. Due in part to the global concern about terrorism and the deflationary economy in Hong Kong, appetite for international travel dampened. The travel business of Ananda was in turn affected by the sharp fall in the long-haul tours while short-haul tours to Asia were only slowly recovering.

        Loss from discontinued operations increased to Rmb199.8 million in the fiscal year 2002 from Rmb171.8 million in fiscal year 2001 which was mainly due to the impairment loss on Yinchuan CSI. Although the Company decided to reengineer the operation of Yinchuan CSI during 2002 and engaged in negotiations with its Chinese joint venture partner to formulate different alternatives for the future operations of Yinchuan CSI, the operating results of Yinchuan CSI remained poor. The Company recognized an impairment loss for the long-lived assets of Yinchuan CSI of Rmb174.4 million in first half of 2002 and subsequently initiated a process to sell Yinchuan CSI. An additional impairment charge of Rmb74.8 million was recognized for fiscal year 2002 representing management's best estimate of the loss to be recognized upon the sale of the Company's entire interest in Yinchuan CSI.

        For the year ended December 31, 2002, the Company recorded a consolidated net loss of Rmb262.8 million, or Rmb29.14 per share. By comparison, net loss in 2001 was Rmb135.4 million and net loss per share was Rmb15.01.

- 2001 Compared to 2000

      Consolidated revenues arising from continuing operations amounted to Rmb2.09 billion, representing a 29.8% increase over the fiscal year 2000 revenues of Rmb1.61 billion. This was mainly due to an increase in sales volume, especially in the domestic radial tire market. Export sales constituted approximately 21.8% of the total turnover in fiscal year 2001 as compared with 30.3% of total turnover in fiscal year 2000, representing a decrease of 28.1% over the monetary amount in fiscal year 2000. The Company sold a total of 4.7 million units of vehicle tires, 33.0 million units of bicycle tires and 2.5 million units of wheelbarrow tires in fiscal year 2001.

      The Company's gross margin from continuing operations rose from 10.1% for the year 2000 to 12.0% for the year 2001. The increase was mainly achieved through efficiency gains in outsourcing procurement, repositioning the Company's competitive products and increasing sales of its radial tire products due to the abolishment of the 10% consumption tax effective January 1, 2001. In general, the Company was able to achieve a better margin on its export sales in fiscal year 2001, despite a decline in the sales volume.

      The Company was able to generate Rmb250.9 million of gross profit from continuing operations in fiscal year 2001 versus Rmb162.1 million in fiscal year 2000 due to an increase in revenues and gross margin.

        Operating income from continuing operations increased to Rmb89.5 million in fiscal year 2001 as compared with Rmb8.3 million in fiscal year 2000. This was mainly due to an increase in gross profit as well as a decrease in selling and administrative expenses by implementation of more efficient and effective administrative and marketing strategies. This increase was partially offset by a provision of Rmb27.0 million for an amount due from a related company.

        Profit from continuing operations increased to Rmb36.4 million in 2001 compared to a loss of Rmb33.8 million in 2000. This included a recovery of loan from Chongqing Factory amounting to Rmb9.8 million in 2001 while a provision for the compensation receivable amounting to Rmb15.0 million was made in 2000.

        Loss from discontinued operations increased to Rmb171.8 million in the fiscal year 2001 from Rmb45.6 million in fiscal year 2000 which was mainly due to the operating loss of Yinchuan CSI and the impairment loss for the long-lived assets of the subsidiaries contemplated for disposal, including Double Happiness, Yantai CSI and Shandong Synthetic.

        For the year ended December 31, 2001, the Company recorded a consolidated net loss of Rmb135.4 million, or Rmb15.01 per share. By comparison, net loss in 2000 was Rmb79.4 million and net loss per share was Rmb8.75.

SUBSIDIARIES OF THE COMPANY

        The following provides summary financial information for the Company's subsidiaries. Hangzhou Zhongce provided 97% of the Company's revenues for 2002 and accordingly its results of operations are discussed below.

      No summary financial information have been provided for Double Happiness and Yinchuan CSI as they are segregated as discontinued operations and disclosed in Note 5 to the Consolidated Financial Statements as included in "Item 18. Financial Statements" in this annual report. Also, no summary financial information have been provided for Fu Chun Jiang, CSI Rubber, Container Limited, Orion Tire, Orion BVI, Century Lead, Capital Canton, Leading Returns, Sincere Ocean, Ventures Kingdom, Wealth Faith, Million Good, Easy Legend, Great Windfall Agents, Honest Map and Supreme Solutions as their operations are not material to the Company's results.

HANGZHOU ZHONGCE - SUMMARY FINANCIAL INFORMATION

                             For the year ended    For the year ended    FOR THE YEAR ENDED
                             December 31, 2000     December 31, 2001     DECEMBER 31, 2002
                             ------------------    ------------------    ------------------
                                               (amounts in thousands Rmb)
Revenues                         1,605,842              2,064,783             2,520,245
Gross profit                       162,115                244,397               338,924
Operating income (1)                49,115                 97,023               175,222
Net (loss) income                   (1,637)                53,502                65,937

(1) Operating income means income before income taxes, other income, net interest expenses and equity in profit (loss) of an affiliate.

- For the Years Ended December 31, 2002 and 2001

      For fiscal year 2002, revenues from tires operations increased by Rmb455.5 million or 22.1% to Rmb2.52 billion as a result of strong sales volume and increased selling prices. Hangzhou Zhongce increased its sales volume of all types of tires in 2002, especially for the sales of radial tires. Although the overall percentage of sales of Hangzhou Zhongce shifted to domestic market, sales amount of export sales of tires still rose by 19.7% to Rmb544.2 million.

      Total revenue for the year consisted of 74.4% from vehicle tires, 17.1% from bicycle tires, 4.0% from wheelbarrow tires and 4.5% from others. Of the vehicle tires, 44.3% were derived from sales of radial tires which amounted to Rmb839.0 million and 55.7% were from bias tires which amounted to Rmb1.05 billion.

      Gross profit increased 38.7% to Rmb338.9 million for the year of 2002 due to the following:

     (1) Increase in demand of tires, including both bias and radial tires, in the China tire market by strong growth in outputs of motor vehicles manufactured in China and the development of roads and highways under PRC government policy;
     (2) Radial tires production achieving a certain level of economies of scale;
     (3) Increase in selling prices of tires, especially for radial tires, due to the higher market demand;

     (4)  Increase in productive capacity of the factories; and
     (5)  Implementation of more efficient and effective marketing strategies.

      Operating profit increased 80.6% to Rmb175.2 million for the year resulting in a net profit of Rmb65.9 million for 2002 (compared to a net profit of Rmb53.5 million in the previous year).

- For the Years Ended December 31, 2001 and 2000

      For fiscal year 2001, revenues from tires operations increased by Rmb458.9 million or 28.6% to Rmb2.06 billion as a result of strong sales volume in vehicle, truck, bicycle and wheelbarrow tires. However, export sales of tires fell by 11.0% due to better margin achieved in domestic market.

      Total revenue for the year 2001 consisted of 72.0% from vehicle tires, 18.4% from bicycle tires, 4.3% from wheelbarrow tires and 5.3% from others. Of the vehicle tires, 33.8% were derived from sales of radial tires which amounted to Rmb499.1 million and 66.2% were from bias tires which amounted to Rmb978.4 million.

      Gross profit amount increased 50.8% to Rmb244.4 million for the year of 2001 due to the following:

     (1)  Outsourcing of natural rubber led to improved quality and lower cost;
     (2) Radial tires production achieved a certain level of economies of scale;
     (3)  Abolishment of the 10% consumption tax effective January 1, 2001; and
     (4) Less competition in bicycle tire manufacturing as the other competitors had either scaled down their business volume or exited the market.

      Despite an increase in warranty claims from customers, operating profit increased 97.5% to Rmb97.0 million for the year resulting in a net profit of Rmb53.5 million for the year in review (compared to a net loss of Rmb1.6 million in the previous year).

EXCHANGE RATE RISK

        The exchange rate between the Renminbi and the U.S. Dollar as quoted by the People's Bank of China was approximately Rmb8.28 to US$1.00 at 2002. The PRC economy has experienced steady growth during the years 2000 through 2002. In order to avoid any sudden upsurge in general price level, the central government of the PRC has from time to time adopted various measures designed to stabilize the economy, regulate growth and control inflation. Therefore, management believes that it is unlikely that there will be any devaluation of the Renminbi against the U.S. Dollar. The Company therefore does not anticipate any exchange rate fluctuation which would have a material adverse effect on the financial performance and asset values of the Company when measured in terms of U.S. Dollar.

        The PRC Subsidiaries import approximately 30-40% of their usage of natural rubber, a major raw material for tire manufacturing from major producing countries such as Malaysia and Thailand. Other raw materials, such as steel cord and carbon black are mainly sourced domestically.

        Imported raw materials in China are subject to an overall tariff but the tariff paid can be offset against credit given on exports. The import tariffs on rubber products were 12% in 2002. The PRC Subsidiaries plan to increase their level of exports. With the foreign currency proceeds obtained from export sales, the PRC Subsidiaries should be able to satisfy the foreign currency requirement for purchases of imported raw materials. The Company does not use derivative instruments to manage risks.

      As export sales of the Group during year 2002 increased by 19.6% relative to last year, the Group's exposure to exchange rate risk was correspondingly higher.

IMPACT OF INFLATION

      The Chinese economy experienced an increase in the general price levels in fiscal year 2001, and the country's GDP grew slowly. The general deflation rate in China was approximately -2.6%, -3.0%, -0.4% and -0.8% per annum in 1998, 1999, 2000 and 2002 respectively, while the inflation rate in China was 0.7% in 2001. As a result of the general deflation, the Company benefited from the general decrease in cost of locally sourced raw materials and operating expenses.

TAX REGULATIONS

      Under the tax regulations which came into effect on January 1, 1994, the PRC Subsidiaries are subject to value-added tax ("VAT") and consumption tax ("CT") generally calculated at 17.0% and 10.0% respectively, except that the 10% CT in radial tire products was abolished on January 1, 2001.

      Hangzhou Zhongce was granted approval by the local tax bureau for the application of a reduced tax rate. It was subject to a 15% rate on the applicable Chinese State unified income tax in fiscal year 2002. On the other hand, Fu Chun Jiang was subject to a 30% rate on the applicable Chinese State unified income tax in fiscal year 2002.

LIQUIDITY AND CAPITAL RESOURCES

      In 2002, net cash provided by operating activities and financing activities was approximately Rmb131.5 million and Rmb442.2 million, respectively. Net cash used in investing activities was approximately Rmb804.7 million, which resulted in a net decrease in cash and cash equivalents of Rmb231.0 million.

      The Company primarily used the cash flows from operating activities to fund its capital expenditures, investment in and advances to affiliates and subscription of note receivable. No transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Group had been entered into during the year. In management's opinion, the working capital is sufficient for the Company's present requirements.

      The Company's working capital requirements for continuing operations also fluctuated between years. From December 31, 2001 to December 31, 2002, net accounts receivable from continuing operations increased from Rmb252.9 million to Rmb314.2 million, short-term bank loans of continuing operations increased from Rmb614.2 million to Rmb659.4 million, and long-term bank loans (including current portion) of continuing operations increased from Rmb62.6 million to Rmb116.6 million. Total bank borrowings as of December 31, 2002 amounted to Rmb776.0 million, representing an increase of 14.7% over total borrowings of Rmb676.8 million as of December 31, 2001. During the year 2002, all borrowings in the PRC, except Rmb16.5 million, are at fixed rates.

      On the other hand, from December 31, 2001 to December 31, 2002, net accounts receivable from discontinued operations increased slightly from Rmb234.4 million to Rmb234.5 million, short-term bank loans of discontinued operations increased from Rmb205.3 million to Rmb207.1 million, and long-term bank loans (including current portion) of discontinued operations increased from Rmb33.2 million to Rmb61.3 million. Total bank borrowings as of December 31, 2002 amounted to Rmb268.4 million, representing an increase of 12.5% over total borrowings of Rmb238.5 million as of December 31, 2001. During the year 2002, all borrowings of the discontinued operations in the PRC are at fixed rates.

      For the year ended December 31, 2002, the Company had capital expenditures of Rmb287.5 million, representing an increase of approximately 112.6% from the capital expenditures of Rmb135.2 million for the year ended December 31, 2001. The Company financed these expenditures by the cash flows from operations and cash on hand. The Company also decreased the amount of pledged deposits by 54.7% to Rmb26.2 million in 2002, compared to Rmb57.8 million in 2001. In fiscal 2002, the Company subscribed for 4.8 billion new ordinary shares and a two-year convertible note in Ananda by a cash consideration of HK$129.6 million and

HK$120.0 million, respectively.

      In addition, cash and cash equivalents decreased from Rmb475.7 million at December 31, 2001 to Rmb244.6 million at December 31, 2002 of which Rmb63.2 million (US$7.6 million) were US dollar deposit.

      There are no material restrictions, including foreign exchange controls, on the ability of the Subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances or product/material purchases. With respect to the PRC Subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from China due to the Company's reinvestment program for tax purposes. In the event that dividends are paid by the PRC Subsidiaries, they would reduce the amount available for the reinvestment program and accordingly taxes would be payable on the profits not reinvested. The Company believes such restrictions will not have a material effect on the Company's liquidity or cash flows.

      For related party information, please see "Item 7. Major Shareholders and Related Party Transactions" in this annual report. In the opinion of management, existence of this relationship has no material effect on the Company's liquidity or cash flows.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

                                                                         PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS OF                                                                                               2009
   CONTINUING OPERATIONS                     TOTAL              2003            2004 - 2006        2007 - 2008        AND BEYOND
                                          -----------        -----------        -----------        -----------        -----------
                                              Rmb                Rmb                Rmb                Rmb                Rmb

Short-Term Debt                           659,387,532        659,387,532                 --                 --              --
Long-Term Debt                            116,600,000         41,600,000         75,000,000                 --              --
Operating Leases                            7,767,931          3,543,870          3,892,728            331,333              --
                                          -----------        -----------        -----------        -----------        -----------
Total Contractual Cash Obligations        783,755,463        704,531,402         78,892,728            331,333              --
                                          ===========        ===========        ===========        ===========        ===========

        Over the last few years, cash flows financing the operations of the Company is principally obtained from internally generated funds and bank borrowings. The practice of the Company is to renew principal loans at maturity and pay interest out of working capital. The Company had working capital of Rmb41.3 million and Rmb346.7 million as of December 31, 2002 and 2001, respectively.

        The Company leases certain of its warehouses under non-cancelable operating leases. Rental expenditures under operating leases were Rmb3.1 million, Rmb5.2 million and Rmb4.4 million for the years ended December 31, 2000, 2001 and 2002, respectively, including amounts relating to discontinued operations of Rmb1.6 million, Rmb1.8 million and RmbNil, respectively.


                                                             AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
OTHER COMMERCIAL COMMITMENTS
                                         TOTAL AMOUNTS                                                           2009
                                           COMMITTED           2003         2004 - 2006      2007 - 2008      AND BEYOND
                                         -------------     -----------      -----------      -----------      -----------
                                              Rmb              Rmb              Rmb              Rmb              Rmb

Guarantees                                187,900,000      187,900,000            --               --               --
                                          -----------      -----------      -----------      -----------      -----------
Total Commercial Commitments              187,900,000      187,900,000            --               --               --
                                          ===========      ===========      ===========      ===========      ===========

        Hangzhou Zhongce has undertaken to guarantee certain bank loan facilities granted by certain banks to an affiliate and related parties in the PRC amounting to approximately Rmb160.0 million and Rmb27.9 million, respectively in fiscal year 2002. The affiliate and related parties have likewise acted as guarantors for Hangzhou Zhongce in some instances.

TREND INFORMATION

TIRE BUSINESS

        As a result of the Group's ongoing strategy of investing in China, the Company's operations and financial performance were somewhat mitigated from the negative external effects striking economies of the western world. The economy in China maintained good impetus throughout the year and, according to the National Bureau of Statistics of the PRC, the gross domestic product (GDP) of the year rose by 8 percent over the previous year at comparable prices (Sourced from: The Statistical Communique 2002).

        The general level of consumer prices in China for the year was down only slightly compared to the previous year. The growing economy and the relatively stable society in China brought about strong internal demands in all sectors that, in turn, created a relatively favorable environment for the Group's tire business.

      The tire business of the Group enjoyed significant growth in trading volume as outputs of motor vehicles, especially cars, in the country increased substantially in 2002. Moreover, China kept investing in building roads during 2002, including express highways, which the Company believes demonstrates growth potential for increased automobile usage in China.

      During 2002, sales of radial tires showed strong growth. Most new motor vehicles (especially private cars) are specially designed for use with more durable radial tires. At the same time, sales of bias tires for the year 2002 still achieved single digit percentage growth since heavy transportation vehicles such as trucks and lorries continued to install less expensive bias tires. It is expected that radial tires sales will continue to make up a larger portion of the Company's revenue in the next year. However, the Company will strive to maintain its existing market share in the bias tire market.

      To strengthen its marketing channels, the Group has put more emphasis on the selection of regional tire distributors and other intermediaries. The Group conducts regular screening of distributors' performance in order to get rid of less competitive distributors and agents. The Group has also been more active in attending various trade fair and exhibitions convened in various parts of the PRC to get in touch with potential customers.

TRAVEL BUSINESS

        Having considered the steady improvement in the consumption power of the population of China, the Group believes that the travel industry will continue to increase notably in the medium to long run. For that reason, the Company proceeded with its plans scheduled last year and acquired significant interests in Ananda, one of the largest travel agencies in the Greater China Region, and in a chain of well-developed hotels.

      In the short run, the outbound package tour business of Ananda in the year of 2002 was beginning to recover from the lingering effects of the "9/11" event. However, Ananda's performance in 2002 was still affected by the sharp fall in long-haul tours and the slow recovery of short-haul tours to other Asian countries.

      Travel business is sensitive to economic downturns and international political crises. Starting from the beginning of 2003, the war in Iraq and the outbreak of SARS dramatically has dramatically dampened the economy in the region. The effects of these factors were evidence in the first half of 2003 in the much weakened demand for both business and leisure travel.

      Although the recent SARS epidemic in the region has subsided, the World Health Organization has warned that a return of the disease cannot be ruled out completely on the basis of current knowledge. Ananda is putting contingency plans in place to address the potential effect of any future SARS epidemic on its business. Ananda has taken steps to improve its internal controls and operating efficiency to reduce its operating costs.

               ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        The directors, executive officers and senior management of the Company as of December 31, 2002 are identified below.

DIRECTORS AND SENIOR MANAGEMENT

                                                                                                        EMPLOYED
NAME                         AGE   POSITION                                                              SINCE
----                         ---   --------                                                            ---------
Chan Kwok Keung, Charles     48    Chairman and Director of the Company                                  2000 (1)
Allan Yap                    47    Vice Chairman and Director of the Company                             2001 (1)
Dorothy Law                  33    Director                                                              2000
Richard Whittall             44    Independent Director and Audit Committee Member of the Company        2000
David Edwin Bussmann         49    Independent Director and Audit Committee Member of the Company        2000 (2)
Lien Kait Long               55    Chief Financial Officer                                               1999 (3)
Shen Jin Rong                44    Vice President and General Manager of Hangzhou Zhongce                2000
Xie Meng Lin                 53    Vice President and General Manager of Yinchuan CSI                    2001
Ma Wei Ping                  46    President and General Manager of Fu Chun Jiang                        1999

--------------------------------------------------------------------------------
(1) Dr. Chan Kwok Keung, Charles and Dr. Allan Yap are also executive directors of CSH
(2)   Mr. David Edwin Bussmann is also an independent non-executive director of CSH
(3) Mr. Lien Kait Long was appointed as a director of the Company on April 23, 2003

BRIEF BIOGRAPHY OF DIRECTORS AND SENIOR MANAGEMENT

        Dr. Chan Kwok Keung, Charles, aged 48, is the chairman and director of the Company and a chairman and chief executive officer of CSH. Dr. Chan holds an honorary degree of Doctor of Laws and a bachelor's degree in civil engineering and has over 23 years' international corporate management experience in the construction and property sectors as well as in strategic investments. Dr. Chan is also the chairman of ITC Corporation Limited ("ITC"), Paul Y.-ITC Construction Holdings Limited ("Paul Y."), Hanny Holdings Limited ("Hanny") and Dong Fang Gas Holdings Limited ("Dong Fang Gas"), whose shares are listed on the Stock Exchange of Hong Kong Limited. He is also an executive director of Ananda and a non-executive director of Downer EDI Limited, the latter is a company whose shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange.

        Dr. Yap, Allan, aged 47, is the vice-chairman of the Company and CSH. He obtained the honorary degree of Doctor of Laws and has over 21 years' experience in finance, investment and banking. Dr. Yap is the managing director of Hanny, the vice-chairman of Dong Fang Gas and an executive director of Ananda. Dr. Yap is also the chairman and chief executive officer of Burcon NutraScience Corporation ("Burcon"), a public listed company in Canada, the executive chairman and a director of Provisions Suppliers Corporation Limited, a public listed company in Singapore, and a director of Ding Ing Technology Co., Limited, a public listed company in Taiwan.

        Ms. Law, Dorothy, aged 33, is a director of the Company. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and has also been admitted as a Solicitor of the High Court of Hong Kong. Ms. Law is also a director of Burcon and corporate counsel of Hanny.

        Mr. David Edwin Bussmann, aged 49, is an independent director and an audit committee member of the Company and an independent non-executive director of CSH. Mr. Bussmann has more than 21 years experience in the investment and finance field, and is very familiar with investment issues related to China, as well as sectors such as technology, real estate and direct investment. He previously worked at Salomon Brothers, Citibank, Bank of America and Prudential Asia.

        Mr. Richard Whittall, aged 44, is an independent director and the chairman of the audit committee of the Company. He is the President of Watershed Capital Partners Inc., an investment banking firm, based in Vancouver, British Columbia, Canada. Mr. Whittall has 18 years experience in investment banking advising domestic and international companies in the areas of fund raising, mergers, acquisitions, divestitures and strategic business alliances. Mr. Whittall currently serves as a director of a number of public and private companies.

        Mr. Lien Kait Long, aged 55, is the chief financial officer of the Company and was appointed as a director on April 23, 2003. Mr. Lien holds a bachelor's degree in commerce and is a member of Institute of Certified Public Accounts of Singapore and the CPA Australia. He has over 32 years' experience in finance, accounting, investment and banking. He is the director of MRI Holdings Limited, a company whose shares listed on the Australian Stock Exchange and the non-executive director of China Development Corporation Limited.

SENIOR MANAGEMENT

        Mr. Shen Jin Rong, aged 44, is the vice president and the general manager of Hangzhou Zhongce. Mr. Shen graduated in Hangzhou Huagongju Zhigong University in 1984 and joined Hangzhou Zhongce in 1992. He is also the president of Fu Chun Jiang and Hangzhou Sunrise.

        Mr. Xie Meng Lin, aged 53, is the vice president and the general manager of Yinchuan CSI. Mr. Xie joined Yinchuan CSI in 2001. He is also the president of Yinchuan Changcheng Rubber Co., Limited.

        Mr. Ma Wei Ping, aged 46, is the managing director of Fu Chun Jiang. Mr. Ma joined Hangzhou Zhongce in 1992 and joined Fu Chun Jiang as the managing director in 1999.

        There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

        For the year ended December 31, 2002, the aggregate amount of compensation and bonuses paid by the Company and its subsidiaries as a compensation to all directors and executive officers, for service in all capacities, was approximately Rmb1.29 million (US$0.16 million). The grant of bonuses is determined at the discretion of the board of directors.

BOARD PRACTICES

        All directors of the Company will hold office until the next annual meeting of the shareholders and until their successors are elected and qualified. During the annual general meeting of the Company held on May 30, 2003, all six existing members were re-appointed to the board of directors of the Company.

        No director of the Company entered into any service contract nor entitled to any benefits upon termination of employment with the Company.

        The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to paid to the auditors, the performance of the auditors and our accounting practices. As of June 23, 2003, the audit committee of the Company consists of Mr. Richard Whittall and Mr. David Edwin Bussmann.

EMPLOYEES

        The Group has employed highly qualified engineering and technical staff skilled in the production of bias tires; however, the Company has employed overseas consultants to help its management for expansion into radial tire production. As of December 31, 2002, the Group employed an aggregate of approximately 10,000 employees. Details of the staff employment of the Group as of December 31, 2002 are summarized as follows: -

HANGZHOU ZHONGCE

        The management of Hangzhou Zhongce consists of a board of directors, to whom the general manager reports. The general manager's management team consists of two deputy general managers, a chief accountant and a chief engineer. The general manager, Mr. Shen Jin Rong, has been employed by Hangzhou Rubber since 2000.

        As of December 31, 2002, Hangzhou Zhongce had approximately 6,565 employees, 86% of whom were production workers, 4% of whom were managerial staff, 5% of whom were engineering and technical staff, and 5% of whom were service and other personnel.

        As of December 31, 2001, Hangzhou Zhongce had approximately 6,010 employees, 87% of whom were production workers, 5% of whom were managerial staff, 7% of whom were engineering and technical staff, and 1% of whom were service and other personnel.

        As of December 31, 2000, Hangzhou Zhongce had approximately 5,000 employees, 84% of whom were production workers, 11% of whom were managerial staff, 3% of whom were engineering and technical staff, and 2% of whom were service and other personnel.

        In general, Hangzhou Zhongce has entered into employment contracts with its workers, with wages to be decided annually by the enterprise's board of directors in accordance with applicable Chinese regulations governing the labor management of Sino-foreign equity joint venture enterprises. Part of the labor cost is paid by piece rate in certain production section.

        Hangzhou Zhongce has certain employer-funded benefits which include pension funds and medical costs. In addition, Hangzhou Zhongce also maintains bonus programs based on its production volume and profit.

        All employees of Hangzhou Zhongce, including members of senior management, are members of a trade union. Hangzhou Zhongce has not suffered from strikes or other significant labor disputes.

DOUBLE HAPPINESS

        The bias tire factory of Double Happiness was disposed by the Company during 2001. As of December 31, 2002, 2001 and 2000, there were no employees in the incomplete radial tire factory of Double Happiness as the construction of this factory had been suspended since 1995. The Company has recently entered into an agreement to dispose of all its remaining interest in Double Happiness including the incomplete radial tire factory. The completion of the sale is pending upon certain approvals from the governmental authorities.

YINCHUAN CSI

        The management team of Yinchuan CSI consists of one general manager and three deputy general managers, a chief accountant and a chief engineer. The general manager, Mr. Xie Meng Lin was employed by Yinchuan Rubber Factory since July 2001.

        As of December 31, 2002, Yinchuan CSI had approximately 3,334 employees, 89% of whom were production workers, 5% of whom were managerial staff, 5% were engineering and technical staff, and the remaining were supporting personnel.

        As of December 31, 2001, Yinchuan CSI had approximately 3,684 employees, 95% of whom were production workers, 2% of whom were managerial staff, 3% were engineering and technical staff.

        As of December 31, 2000, Yinchuan CSI had approximately 4,000 employees, 95% of whom were production workers, 2% of whom were managerial staff, 3% were engineering and technical staff.

        In general, Yinchuan CSI has entered into employment contracts with its workers, with wages to be decided annually by the enterprise's board of directors in accordance with applicable Chinese regulations governing the labor management of Sino-foreign equity joint venture enterprises. Part of the labor is paid by piece-rate in certain production sections.

        Yinchuan CSI has certain employer-funded benefits which included pension funds and medical costs. In addition, Yinchuan CSI also maintains bonus programs based on its production volume and profit.

        All employees of Yinchuan CSI, including members of senior management, are members of a trade union. Yinchuan CSI, has not suffered from strikes or other significant labor disputes.

      The Company had disposed of its interests in Yinchuan CSI in early 2003. The sale was considered as completed in January 2003 after approval from the relevant governmental authorities had been obtained and the Company transferred substantially all its risks and benefits of ownership of Yinchuan CSI to the buyer.

FU CHUN JIANG

        No summary employee information has been provided for Fu Chun Jiang as its operations are insignificant when compared to the other subsidiaries.

SHARE OWNERSHIP

NAME                                  POSITION        PERCENTAGE OF SHARES OWNED
----                                  --------        --------------------------
Dr. Chan Kwok Keung, Charles (1)      Chairman                   55.2%

Note:
(1) Dr. Chan's interest represents 3,000,000 super-voting shares and 1,978,830 common shares, representing 55.2% of the equity interest and 88.8% of the voting rights, of the Company beneficially held by CSH directly and indirectly. Dr. Chan is the Chairman of CSH. Through indirect wholly owned subsidiaries, Dr. Chan owns 34.8% of ITC, of which he is also a Chairman. As of June 23, 2003, ITC indirectly owns 27.7% interest in Well Orient Limited, which owns 17.45% of CSH. ITC, through wholly owned direct and indirect subsidiaries, also owns 64.2% of Paul Y., which indirectly owns 17.45% of CSH. Although Dr. Chan may be deemed a beneficial owner of the shares of the Company held by CSH pursuant to Rule 13d-3, he disclaims beneficial ownership of such shares.

        No other director or member of senior management of the Company beneficially owns one percent or more of the shares of the Company.

SUMMARY OF THE OPTION SCHEME

        The Company's shareholders approved an Executive Share Option Scheme (the "Option Scheme") at the 1994 Annual General Meeting. The Option Scheme authorizes the granting of options to purchase up to 910,000 shares of the Company's common stock to officers, directors who are also full-time employees and other key full or part-time employees of the Company and its subsidiaries. Options granted under the Option Scheme ("Options") will constitute nonqualified stock options for purposes of the United States Internal Revenue Code of 1986, as amended (the "Code").

        Common stock reserved for issuance pursuant to the Option Scheme is authorized but un-issued common stock until such time as the Option is exercised. The Option Scheme is administered by a committee, consisting of independent directors of the Company, no member of which may be an employee of the Company or a subsidiary of the Company.

        The Committee will determine the employees to whom grants of Options will be offered, the number and terms of the Options to be granted to each employee selected, the time or times when Options will be granted, the period during which Options will be exercisable, and the exercise price per share of common stock. The exercise price may not be less than 80% of the average closing price of a share of common stock over the five trading days immediately preceding the date the Option is granted.

        Optionees must accept an offer of an Option grant, if at all, within 60 days of such offer, by payment to the Company of US$1.00. The Option exercise price is payable by the optionee in cash, certified or bank check, or in shares of Company's common stock previously acquired by the Optionee. Options granted to an employee may not be transferred by the employee, and such Option may be exercisable during such person's lifetime only by the employee.

        No Option may be exercisable after the expiration of ten years from the date such Option is granted. The terms of an Option may provide that it will be or become exercisable at such time or upon such events as the committee may specify. The Option Scheme provides that Options will be exercisable, to the extent not already exercised, within 14 days (or such other period of time as the Company shall determine) of an unconditional (or shareholder approved) offer to acquire the outstanding common stock of the Company. In the event of an effective shareholder resolution approving the voluntary winding-up of the Company, an optionee, by notice to the Company within 21 days after the date of such resolution, may elect to be treated as if the Option (to the extent not already exercised) has been exercised immediately prior to such resolution and to receive such amount, minus the subscription price, to which a holder of the number of shares deemed received upon such deemed exercise would be entitled upon such winding-up.

        If an optionee's employment with the Company or a subsidiary of the Company terminates for any reason (other than the optionee's death or upon the Company's termination of the optionee's employment for cause), the Options granted to such person will expire one month from date of such termination of employment. In the event of termination for cause, the Options will be terminated upon receipt of notice of such termination. Upon the death of an optionee, the Option will be terminated on the earlier of the option's expiration date or twelve months from the date of death.

        The Option Scheme provides that, if there occurs a change in the capital structure of the Company by reason of a capitalization of profits or reserves, rights issue, consolidation, subdivision or reduction of the share capital of the Company or other change in the corporate structure of the Company, the Committee may make such adjustments, if any, as are appropriate in the number and kind of shares that may be issued under the Option Scheme, including in the number and kind of shares which are subject to outstanding Options, or in the Option price thereof.

        The board of directors may discontinue the Option Scheme at any time and may from time to time amend or revise the terms of the Option Scheme, except that it may not revoke or alter in a manner unfavorable to the Option holders, any Options then outstanding, or amend the Option Scheme so as to materially:
(i) modify the requirements as to eligibility for participation in the Option Scheme (ii) change the Option period, (iii) increase the benefits accruing to participants under the Option Scheme or (iv) increase the number of securities which may be issued under the Option Scheme to the advantage of optionees or future optionees without the prior sanction of a resolution of the Company.

        The Option Scheme will terminate on June 6, 2004 unless terminated earlier by action of the board of directors or by the shareholders at a general meeting. As of June 23, 2003, the closing price of the Company's common stock was US$2.00 per share.

        A summary of movements of share options under the Company's options scheme during the year is as follows:

                                        OUTSTANDING AT   SURRENDERED/LAPSED    OUTSTANDING AT
EXERCISABLE PERIOD     EXERCISE PRICE      1.1.2002       DURING THE YEAR        12.31.2002
------------------     --------------   --------------   ------------------    --------------
                           (US$)
2.3.2000 to 2.2.2010      9.9375            20,000               --                20,000
                                            ------            ------               ------
                                            20,000               --                20,000
                                            ======            ======               ======

        Details of the outstanding options granted to the Company are summarized as follows:

                                                                                 NO. OF COMMON                 NO. OF COMMON
                                                                                  STOCK UNDER      LAPSED       STOCK UNDER
                                                                     EXERCISE      OPTION AT       DURING        OPTION AT
GRANTEE       TITLE                           EXERCISABLE PERIOD       PRICE       1.1.2002       THE YEAR       12.31.2002
-------       -----                           ------------------     --------    --------------   --------     --------------
                                                                      (US$)
Sheng Yu      Vice President and Deputy      2.3.2000 to 2.2.2010     9.9375         20,000          --            20,000
                Chief Operating Officer

        Save as disclosed above with respect to the Option Scheme and the shares held by Mr. Sheng Yu, as at December 31, 2002, none of the Company's directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations. Mr. Sheng Yu tendered his resignation to the Company in February 2003 and the Option granted to him expired one month from the date of his resignation. As of June 23, 2003 of this annual report, no Options granted were outstanding.

            ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

      Based on filings on Schedule 13G under the Exchange Act, as of June 23, 2003, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company.

NAME OF HOLDER                      NUMBER OF SHARES HELD    PERCENTAGE OF CLASS
--------------                      ---------------------    -------------------
CSH(1)                                    4,978,830                 55.2%
Forstmann-Leff Associates, LLC(2)         1,439,495                 16.0%

(1) Includes 3,000,000 shares of supervoting common stock, each share having 10 votes on resolutions of shareholders, 1,978,830 shares of common stock, each share having 1 vote on resolutions of shareholders. There has been no change in the percentage ownership of CSH during the past three years. Dr. Chan Kwok Keung, Charles is deemed to be the beneficial owner of the interest in shares held by CSH as defined by General Instructions F for preparing the Form 20-F. Dr. Chan's interest represents 3,000,000 super-voting shares and 1,978,830 common shares, representing 55.2% of the equity interest and 88.8% of the voting rights, of the Company beneficially held by CSH directly and indirectly. Dr. Chan is the Chairman of CSH. Through indirect wholly owned subsidiaries, Dr. Chan owns 34.8% of ITC, of which he is also a Chairman. As of June 23, 2003, ITC indirectly owns 27.7% interest in Well Orient Limited, which owns 17.45% of CSH. ITC, through wholly owned direct and indirect subsidiaries, also owns 64.2% of Paul Y. which indirectly owns 17.45% of CSH.

(2) Represents shares of common stock; includes 489,400 shares of common stock held by FLA International Fund, Ltd., representing 5.4% of the outstanding capital stock of the Company. According to the disclosure in the Schedule 13G and amendments thereto, Forstmann-Leff Associates, LLC, is a registered investment advisor under the Investment Advisers Act of 1940. FLA Advisers L.L.C., which also reported beneficial ownership of the 1,439,495 shares, is also a registered investment adviser under such Act. The members of Forstmann-Leff Associates, LLC's Investment Committee are the managers of FLA Advisers L.L.C. FLA Advisers L.L.C. is the investment advisor to FLA International Fund, Ltd. The entities reported that various of their clients have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, the common stock. According to the Schedule 13G and amendments thereto, no client held interests greater than 5% other than FLA International Fund, Ltd.

      For the years ended December 31, 2001 and 2000, Forstmann-Leff Associates, LLC, FLA Asset Management LLC, FLA Advisers L.L.C. and FLA International Fund, Ltd. reported jointly on Schedule 13G, reporting in the aggregate beneficial ownership of 1,459,095 and 1,226,820 shares, respectively, as of the end of such years.

      According to the shareholders list, dated April 4, 2003, provided to the Company by its transfer agent, there are 107 shareholders (representing all issued common stock of 6,017,310 shares) of record of the Company's common stock. Among them, 104 holders of the Company's common stock (holding 6,017,060 common shares) are resident in the United States. All issued supervoting common stock is held by CSH, the major shareholder of the Company which incorporated in Hong Kong.

RELATED PARTY TRANSACTIONS

        The information required is contained in Note 19 to the Consolidated Financial Statements included "Item 18. Financial Statements" of this annual report.

                          ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See the Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report. See also "Item 17. Financial Statements" of this annual report for summarized financial statements of Ananda.

DIVIDEND POLICY

      On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2002, no dividend was paid by the Company.

      Applicable Chinese laws and regulations require that, before a Sino-foreign equity joint venture enterprise (such as each PRC Subsidiary) distributes profits to investors, it must: (1) satisfy all tax liabilities; (2) provide for losses in previous years; and (3) make allocations, in proportions determined at the sole discretion of the board of directors, to a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund.

      During 2002, no distribution of dividends was made from any subsidiary.

      Any future determination to pay a dividend to shareholders of the Company will also depend on the Company's results of operations and financial condition, and other factors deemed relevant by its board of directors.

SIGNIFICANT CHANGES

        On June 3, 2003, the Company entered into an agreement to dispose of all its remaining interests in Double Happiness, comprised principally of an incomplete radial tire factory, for a consideration of Rmb10,000,000. The completion of the sale is pending upon certain approvals from the governmental authorities. The Company transferred substantially all its risks and benefits of ownership of the factory to the buyer on June 3, 2003 after receiving the total sale proceeds of Rmb10,000,000.

        On June 15, 2003, the Company entered into a contract with Hangzhou Industrial & Commercial Trust & Investment Co. Ltd., an independent third party not connected with any directors, substantial shareholders or chief executive of the Company or any of its subsidiaries. Pursuant to the contract the Company agreed to sell to the buyer a 25% interests in Hangzhou Zhongce, currently a 51% owned subsidiary of the Company, for a consideration of Rmb164,659,657 in order to widen the shareholders' base of Hangzhou Zhongce. The Company considers the sale to be beneficial both to the further development of Hangzhou Zhongce in the PRC and its future value to the Company. The sale is conditional upon the parties receiving approval of the transaction from the China Commercial Department, an agency of the government of the PRC.

                               ITEM 9. THE LISTING

      Shares of the Company's common stock traded on the NYSE under the symbol "CSH" from 1993 to late 2002. However, the trading was suspended on September 27, 2002 by the NYSE for the failure of the Company to meet the NYSE's continuing listing standards. The SEC granted the application of the NYSE for removal of the common stock of the Company from listing and registration on the NYSE under the Exchange Act effective December 30, 2002.

      Since November 26, 2002, the Company's common stock has traded on the OTCBB under the stock symbol "CSHEF". The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in OTC equity securities for companies which are registrants with the SEC.

      The following table set forth, for the periods indicated the high and low closing sale prices of the common stock as reported by NYSE from January 1, 1998 to September 27, 2002 and by the OTCBB from November 26, 2002 to December 31, 2002.

      YEAR ENDED                      HIGH             LOW
                                      -----            ----
      December 31, 2002                2.00            0.20
      December 31, 2001                2.90            0.71
      December 31, 2000                9.38            2.00
      December 31, 1999               10.62            3.56
      December 31, 1998                9.63            4.19

      The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2002.

      QUARTER ENDED                                     HIGH            LOW
                                                        ----            ----
      December 31, 2002 (from November 26)              0.74            0.20
      September 30, 2002 (through September 27)         1.40            0.28
      June 30, 2002                                     1.75            1.00
      March 31, 2002                                    2.00            1.03
      December 31, 2001                                 1.75            0.71
      September 30, 2001                                2.15            1.35
      June 30, 2001                                     2.05            1.63
      March 31, 2001                                    2.90            1.82

      The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

      MONTH ENDED                    HIGH             LOW
                                     -----            ----
      May 31, 2003                    1.10            0.30
      April 30, 2003                  0.45            0.30
      March 31, 2003                  0.35            0.30
      February 28, 2003               0.40            0.34
      January 31, 2003                0.55            0.25
      December 31, 2002               0.74            0.25

                        ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

      For a summary of the Company's Memorandum and Articles of Association see
Item 10 of the Company's Form 20-F for the year ended 2001 to which specific reference is made.

MATERIAL CONTRACTS

      The following is a summary of material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any subsidiary of the Company is a party, for the two years immediately preceding the filing of this report.

      Contract for disposal between Taiyuan Municipal Economic Commission, a third party to the Company, as a buyer and the Company as a seller for the sale of seller's interest in the bias tire factory of Taiyuan Plant of Double Happiness, a 55% owned subsidiary of the seller, for a consideration of Rmb41,000,000.

      Contract for disposal dated January 8, 2003 between Ningxia Yinchuan Rubber Manufacturing, the Chinese joint venture partner of Yinchuan CSI, as a buyer and the Company as a seller for the sale of seller's interest in Yinchuan CSI, a 51% owned subsidiary of the seller, for a consideration of Rmb35,000,000.

      Contract for disposal dated June 15, 2003 between Hangzhou Industrial & Commercial Trust & Investment Co. Ltd., an independent third party not connected with any directors, substantial shareholders or chief executive of the Company or any of its subsidiaries, as a buyer and the Company as a seller for the sale of seller's a 25% interest in Hangzhou Zhongce, currently a 51% owned subsidiary of the seller, for a consideration of Rmb164,659,657.

EXCHANGE CONTROLS

CURRENCY CONVERSION AND EXCHANGE RATE RISKS

      The PRC Government imposes control over the convertibility of Renminbi into foreign currencies and implemented a controlled floating exchange rate system based on market supply and demand and established a managed foreign exchange system. The People's Bank of China publishes a daily exchange rate (the "PBOC Exchange Rate") for Renminbi based on the previous day's dealings. The financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within a set range above or below the PBOC Exchange Rate, according to market conditions.

      On January 29, 1996, the State Council promulgated the Regulations of the People's Republic of China Regarding Foreign Exchange Control (the "Regulations") which came into effect in April 1996. Pursuant to the Regulations, conversion of Rmb into foreign exchange for the use of recurring items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign Investment Enterprises are permitted to remit their foreign exchange from their foreign exchange bank accounts in the PRC on the basis of the relevant joint venture contracts, the board resolutions declaring the distribution of payment of the dividend, etc. Conversion of Rmb into foreign exchange for capital items, such as fixed assets acquisitions, direct investment, loans, security investment are still subject to controls.

      The PRC Subsidiaries conduct substantially all their business in China, and their financial performance and condition are measured in terms of Renminbi. Their products are primarily sold in China in Renminbi transactions. Thus, their revenues and profits are predominantly in Renminbi, and will have to be converted to pay dividends to the Company in U.S. Dollars. If the Renminbi devalues against the U.S. Dollar, it is possible that such devaluation would have a material adverse effect on the foreign currency equivalent of the profits repatriated by the PRC Subsidiaries to the Company.

      Since the unification of the two-tier exchange rate system effective January 1, 1994, the Renminbi continued to strengthen against the U.S. Dollar. The Company currently does not hedge its exchange rate risks.

      Yinchuan CSI and Hangzhou Zhongce imported limited amounts of natural rubber directly from Malaysia and Thailand and other countries. In general, most of the raw materials, such as steel thread and nylon cords, carbon black and natural rubbers are still sourced domestically. Given that most of the PRC Subsidiaries' sales are at present in the domestic market, their exposure to exchange rate risks resulting from any devaluation of the Renminbi against the U.S. Dollar is limited. With the foreign currency proceeds obtained from export sales, the PRC Subsidiaries should be able to satisfy the foreign currency requirement for purchases of imported raw materials.

      Although the PRC Subsidiaries are gradually increasing their level of export sales, most of their sales are still aimed at the domestic market which will limit their exposure to exchange risks.

CERTAIN FOREIGN ISSUER CONSIDERATIONS

      The Company has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority, Foreign Exchange Control, whose permission for the issue of shares of common stock of the Company has been obtained.

      The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issue of shares to or by such persons may be effected without specific consent under the Exchange Control Act of 1972 and regulations thereunder. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.

      There are no limitations on the rights of non-Bermuda owners of the Company's common stock to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the Company's common stock, other than in respect of local Bermuda currency.

      In accordance with Bermuda law, share certificates are only issued in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

      The Company will take no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

      As an exempted company, the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudan, but as an exempted company the Company may not participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that required for business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (2) the taking of mortgages on land in Bermuda to secure an amount in excess of US$50,000 without the consent of the Minister of Finance of Bermuda; (3) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another exempted company, partnership or other corporation resident in Bermuda but incorporated abroad; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

      The Bermuda government actively encourages foreign investment in exempted entities like the Company that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, the Company is subject neither to taxes on its income or dividends nor to any foreign controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by the Company, as required, without limitation.

TAXATION

      The following discussion is a summary of certain anticipated tax consequences of an investment in the common stock under Bermuda tax laws and United States Federal income tax laws. The discussion does not deal with all possible tax consequences relating to an investment in the common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under State, local and other (e.g., non-Bermuda, non-United States Federal tax laws). This discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

BERMUDA TAXATION

      The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by the Company to its shareholders. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets appreciation thereof, or any tax in the nature of an estate, duty or inheritance tax, the imposition of such tax will not be applicable to the Company or any of its operations, nor to the shares, debentures or other obligations of the Company, until March 28, 2016. This undertaking does not, however, prevent the imposition of property taxes on Company-owned real property or leasehold interests in Bermuda.

      The United States does not have a comprehensive income tax treaty with Bermuda.

      As an exempted company, the Company is liable to pay to the Bermuda government an annual registration fee calculated on a sliding-scale basis by reference to its assessable capital, that is, its authorized capital plus any share premium.

UNITED STATES FEDERAL INCOME TAXATION

Taxation of Shareholders

      The following discussion addresses the United States Federal income taxation of a United States person (i.e., a United States citizen or resident, corporation or partnership organized under the laws of the United States or any state thereof, or an estate or trust subject to United States tax on all of its income regardless of source) (a "U.S. Investor") making an investment in the common stock. The summary does not address the United States tax treatment of certain types of investors (e.g., individual retirement and other tax deferred accounts, life insurance companies and tax-exempt organizations) or of persons other than a U.S. Investor, all of whom may be subject to tax rules that differ significantly from those summarized below. If the U.S. investor holds its common stock through a foreign branch or other foreign business unit, the following discussion may not be accurate in all respects as to such investor. Investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of State, local or foreign tax laws to which they may be subject. In addition, future changes to United States tax laws could have an effect on the United States Federal income tax consequences of the purchase, ownership and disposition of common stock.

      A U.S. Investor receiving a distribution in respect of the common stock will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from earnings and profits of the Company as determined under United States Federal income tax principles. Distributions in excess of the earnings and profits of the Company first will be treated, for United States Federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. investor's tax basis in the common stock and then as gain from the sale or exchange of a capital asset, provided that the common stock constitutes a capital asset in the hands of the U.S. investor. Dividends received on the common stock will not be eligible for the corporate dividends-received deduction. Any amount treated as a dividend for United States Federal income tax purposes generally will constitute foreign source "passive income" (or, in the case of certain holders, "financial services income") and will not be eligible for the dividends received deduction generally allowed to corporate shareholders for dividends received from United States domestic corporations. Except for corporations that own 10% or more of the common stock of the Company, no shareholder will be entitled to claim a foreign tax credit against United States Federal income tax for any tax paid by the Company or any entity in which the Company invests, directly or indirectly. For reporting purposes, any dividends that are paid in any currency other than US dollars must be translated into US dollars at the spot rate on the date the dividends are accrued or received by the U.S. Investor, regardless of whether the dividend receipt is in fact converted into US dollars.

      With certain exceptions, gain or loss on the sale or exchange of the common stock will be treated as capital gain or loss (if the common stock is held as a capital asset). Such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the common stock for more than one year at the time of the sale or exchange. Gains realized upon the disposition of common stock will be domestic source gain for purposes of the United States foreign tax credit limitation. Under existing authorities, the source of any loss on the sale of common stock is not clear in all cases. While the source of a loss arguably would be domestic source, the United States Internal Revenue Service might contend that the loss should be treated as foreign source. U.S. Investors should consult their own tax advisors regarding the foreign tax credit limitation consequences of selling Common Stock at a loss.

      The "personal holding company" ("PHC"), "foreign personal holding company" ("FPHC"), "controlled foreign corporation" ("CFC"), and "passive foreign investment company" ("PFIC") rules under United States Federal income tax law could apply to the Company and U.S. investors who own Common Stock. However, based on the current and anticipated ownership of the Company and the Company's current and anticipated ownership of assets, the Company believes that neither the taxation of the Company nor any of its shareholders will be affected by any of those rules. However, no assurances can be given as to the company's future PHC, FPHC, CFC or PFIC status.

UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING

      The receipt of dividends on the common stock by a holder of the common stock (a) made by mail or wire transfer to an address in the United States, (b) made by a paying agent, broker or other intermediary in the United States or (c) made by a United States broker or a "United States-related" broker to such holder outside the United States may be subject to United States information reporting requirements. Holders of common stock who are not United States persons ("Non-U.S. Holders") generally would be exempt from these reporting requirements, but may be required to comply with certification and identification procedures in order to prove their exemption. Treasury regulations currently in effect do not require backup withholding with respect to dividends paid by a foreign corporation such as the Company. The United States Treasury Department is considering, however, whether to extend the backup withholding rules to dividends from foreign corporations.

      The payment of the proceeds of the disposition of common stock by a holder to or through the United States office of a broker generally will be subject to information reporting and backup withholding at a rate of 28% unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a holder of common stock to or through a non-U.S. office of a broker will generally not be subject to backup withholding and information reporting. Information reporting (but not "backup" withholding) may apply, however, to such a holder who sells a beneficial interests in Common Stock through a non-United States branch of a United States broker, or through a non-United States office of a "United States-related" broker, in either case unless the holder establishes an exemption or the broker has documentary evidence in its files of the holder's status as a non-U.S. holder. For purposes of these rules, a "United States-related" broker is a broker or other intermediary that is a controlled foreign corporation for United States Federal income tax purposes or that is a person 50% or more of the gross income from all sources of which, over a specified three-year period, is effectively connected with a United States trade or business.

      Any amounts withheld under the backup withholding rules from a payment to a holder should be refunded (or credited against the holder's United States Federal income tax liability, if any), provided that the required information is furnished to the United States Internal Revenue Service.

DOCUMENTS ON DISPLAY

      We are subject to certain of the information reporting requirements of the Exchange Act . We, as a "foreign private issuer", are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we do file with the SEC an annual report on Form 20-F containing consolidated financial statements audited by an independent accounting firm. We also furnish an interim report on Form 6-K containing unaudited financial information after the end of a six-month period in a year.

      You may read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

       ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      The Company is exposed to fluctuations in interest rates and currency exchange rates primarily with respect to borrowings. Under its current policies, the Company does not use interest rate derivative instruments to manage exposure to interest rate changes.

EXCHANGE RATE INFORMATION

      The Consolidated Financial Statements are prepared in Rmb. The financial statements of foreign subsidiaries are translated into Rmb in accordance with SFAS No. 52.

      The Hong Kong dollars and Rmb are tied to and allowed to fluctuate within a narrow range against the value of the U.S. dollars. There is currently restriction on the flow of Rmb, between the PRC and the United States.

      Fluctuations in the value of foreign currencies cause U.S. dollar translated amounts to change in comparison with previous periods. However, the fluctuation in exchange rates did not have material effect on the financial position of the Company in the past three years.

FOREIGN CURRENCY RISK

      As of December 31, 2002, the Company had no open forward contracts or option contracts. The Company's cash on hand as of December 31, 2002 was Rmb141.0 million of which Rmb63.2 million equivalent (US$7.6 million) was held in US dollar deposit.

INTEREST RATE FLUCTUATIONS

      The Company's interest income are sensitive to change in interest rates. The Company had short-term and long-term debts of Rmb776.0 million as of December 31, 2002. All borrowings in the PRC, except Rmb16.6 million, bear various fixed rates of interest. As a result, any fluctuation in the interest rate will not have direct impact on the Company's interest expenses.

                                                                 EXPECTED MATURITY DATE
                                      WITHIN 1 YEAR      BETWEEN 1 TO 2 YEARS    BETWEEN 3 TO 5 YEARS         TOTAL
                                      -------------      --------------------    --------------------         -----
LONG-TERM DEBT
   Fixed Rate (Rmb'000)                  684,434                 35,000                 40,000                759,434
   Average Interest Rate                       5%                     5%                     5%                    --
   Variable Rate (Rmb'000)                16,554                     --                     --                 16,554
   Average Interest Rate                       5%                    --                     --                     --
                                                                                                              -------
                                                                                                              775,988
                                                                                                              =======

      The Company will be exposed to interest rate fluctuations on any new borrowings under the various loan facilities and any change in interest rate could affect its results of operations and cash flows.

         ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      As the Company is filing this form as its annual report under the Exchange Act, the information called for by Item 12 in Part I of Form 20-F is not applicable.

                                     PART II
            ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      There has been no material default in the payment of principal or interest or other material default requiring disclosure pursuant to this item. There has been no arrears in the payment of dividends or other material delinquency requiring disclosure pursuant to this item.

      ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
                                USE OF PROCEEDS

      There has been no material modification to the rights of security holders required to be disclosed pursuant to this item.

                        ITEM 15. CONTROLS AND PROCEDURES

        Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures, as defined in Exchange Act Rule 13a-14(c), within 90 days of the date of this Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared. In this context, Arthur Andersen was the independent auditor who audited the Company's financial statements for the year 2000. As a result of the Company's decision to sell certain of its operations during 2001 and 2002, a reclassification of financial information in the Company's 2000 financial statements was necessitated pursuant to SFAS No. 144. As Arthur Andersen has ceased to practice accounting effective July 1, 2002, the Company is unable to obtain a reissued audit report from Arthur Andersen for the 2000 consolidated statement of operations after the reclassifications in respect of discontinued operations. The Company is also not able to gain access to the books and records of the discontinued operations, after reasonable efforts, to enable its current independent auditors to perform a reaudit of the 2000 consolidated statement of operations. Accordingly, the Company has been unable to obtain an audit of the reclassification of the discontinued operations in the Company's 2000 consolidated statement of operations. Also, as a result of the cessation of Arthur Andersen's auditing operations, the Company has been unable to obtain an audit report on the financial information with respect to the year ended December 31, 2000 in the financial statements schedule contained in Item 18.

        There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

                                ITEM 16. RESERVED

                                    PART III
                          ITEM 17. FINANCIAL STATEMENTS

      See "Item 18. Financial Statements" of this annual report for the Company's Consolidated Financial Statements.


      Pursuant to Article 3-09 of Regulation S-X of the Exchange Act, separate financial statements of significant unconsolidated companies of the Company prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") or reconciled to U.S. GAAP must be filed as part of the Company's Form 20-F. For the year ended December 31, 2002, Ananda was a significant affiliated company to the Company in accordance with Article 3-09 of Regulation S-X. Ananda prepared its financial statements in accordance with accounting principles generally accepted in Hong Kong ("Ananda Statements"). Pursuant to Article 3-09 of Regulation S-X, Ananda Statements for the period from April 1, 2002 (date approximating the date that the Company's initial investment in Ananda occurred) to December 31, 2002, including a reconciliation to U.S. GAAP, are set out as follows.

                ANANDA WING ON TRAVEL (HOLDINGS) LIMITED
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

                REPORT AND FINANCIAL STATEMENTS
                FOR THE PERIOD FROM 1 APRIL 2002 TO 31 DECEMBER 2002

                         REPORT AND FINANCIAL STATEMENTS
              FOR THE PERIOD FROM 1 APRIL 2002 TO 31 DECEMBER 2002






CONTENTS                                                                 PAGE(S)
--------                                                                 -------



INDEPENDENT AUDITORS' REPORT                                               54


CONSOLIDATED INCOME STATEMENT                                              55


CONSOLIDATED BALANCE SHEET                                                56-57


CONSOLIDATED STATEMENT OF CHANGES IN
  SHAREHOLDERS' EQUITY                                                     58


CONSOLIDATED CASH FLOW STATEMENT                                          59-60


NOTES TO THE FINANCIAL STATEMENTS                                         61-101

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF ANANDA WING ON TRAVEL (HOLDINGS) LIMITED (incorporated in Bermuda with limited liability)

We have audited the accompanying consolidated balance sheet of Ananda Wing On Travel (Holdings) Limited and its subsidiaries as of 31 December 2002 and the related statements of income, changes in shareholders' equity, and cash flows for the nine months ended 31 December 2002, all expressed in Hong Kong dollars. These financial statements, which have been prepared for the special purpose disclosed in note 1, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ananda Wing On Travel (Holdings) Limited and its subsidiaries as of 31 December 2002 and the results of their operations and their cash flows for the nine months ended 31 December 2002 in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the nine months ended 31 December 2002 and the determination of shareholders' equity and financial position at 31 December 2002, to the extent summarized in note 51.





/s/ Deloitte Touche Tohmatsu

Certified Public Accountants
Hong Kong, 23 April 2003

                          CONSOLIDATED INCOME STATEMENT
              FOR THE PERIOD FROM 1 APRIL 2002 TO 31 DECEMBER 2002

                                                                     1.4.2002
                                                                        to
                                                         NOTES      31.12.2002
                                                         -----      ----------
                                                                     HK$'000

Turnover                                                    4         1,323,286
Direct operating costs                                               (1,170,593)
                                                                   ------------

Gross profit                                                            152,693
Other operating income                                      6            16,925
Advertising costs                                                       (30,974)
Administrative expenses                                                (172,800)
Allowance for short term investment deposit                28           (23,000)
Allowance for advances to service suppliers                 7          (162,122)
Allowance for irrecoverable trade debts                                 (22,813)
Unrealised holding loss on investment in securities                        (733)
Amortisation of goodwill arising on acquisition of
  subsidiaries                                             22              (165)
Impairment loss recognised in respect of leasehold
  land and buildings                                       15           (12,281)
Impairment loss recognised in respect of properties
  under construction                                       15            (1,000)
                                                                   ------------

Loss from operations                                        9          (256,270)
Finance costs                                              11           (12,708)
Share of results of associates                                          (33,463)
Loss on deemed disposal/disposal of subsidiaries           40            (1,712)
                                                                   ------------

Loss before taxation                                                   (304,153)
Taxation credit                                            12                59
                                                                   ------------

Loss before minority interests                                         (304,094)
Minority interests                                                        1,236
                                                                   ------------

Net loss for the period                                                (302,858)
                                                                   ============

Dividends                                                  13              --
                                                                   ============

Loss per share
  Basic                                                    14      (1.83) cents
                                                                   ============

--------------------------------------------------------------------------------

See notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEET
                               AT 31 DECEMBER 2002

                                                         NOTES       31.12.2002
                                                         -----       ----------
                                                                       HK$'000
Non-current assets
  Property, plant and equipment                            15          237,611
  Investment property                                      16            1,230
  Interest in associates                                   17          496,072
  Other long term investment                               19           70,500
  Long term investment deposit                             20           60,000
  Investments in securities                                21           22,626
  Goodwill                                                 22           13,067
                                                                       -------

                                                                       901,106
                                                                       -------

Current assets
  Inventories                                              23            1,263
  Amounts due from related companies                       24              956
  Amounts due from associates                              25            4,450
  Trade and other receivables                              26          338,097
  Loan receivables                                         27          122,472
  Short term investment deposit                            28             --
  Investments in securities                                21            5,450
  Tax recoverable                                                          760
  Pledged bank deposits                                                    802
  Trading cash balances                                    29            1,163
  Bank balances and cash                                                61,510
                                                                       -------

                                                                       536,923
                                                                       -------

Current liabilities
  Trade and other payables                                 30          241,560
  Loans from related companies                             31            6,474
  Amounts due to associates                                25           25,488
  Amounts due to related companies                         32           11,669
  Tax payable                                                               61
  Obligations under finance leases and sale and lease
    back arrangements - amount due within one year         33            8,764
  Borrowings - amount due within one year                  34          184,474
                                                                       -------

                                                                       478,490
                                                                       -------

Net current assets                                                      58,433
                                                                       -------

Total assets less current liabilities c/f                              959,539
                                                                       -------

                               AT 31 DECEMBER 2002

                                                              NOTES   31.12.2002
                                                              -----   ----------
                                                                        HK$'000

Total assets less current liabilities b/f                               959,539
                                                                        -------

Minority interests                                                         --
                                                                        -------

Non-current liabilities
  Obligations under finance leases and sale and lease
    back arrangements - amount due after one year               33       14,384
  Borrowings - amount due after one year                        34       21,689
  Deferred taxation                                             35        8,050
  Convertible notes                                             36      254,125
                                                                        -------

                                                                        298,248
                                                                        -------

Net assets                                                              661,291
                                                                        =======


Capital and reserves
  Share capital                                                 37      183,167
  Reserves                                                      39      478,124
                                                                        -------

Shareholders' funds                                                     661,291
                                                                        =======


--------------------------------------------------------------------------------

See notes to consolidated financial statements.

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE PERIOD FROM 1 APRIL 2002 TO 31 DECEMBER 2002

                                                                         Total equity
                                                                         ------------
                                                                            HK$'000

At 1 April 2002                                                             647,334
                                                                           --------

Exchange difference arising on translation of financial statements of
  operations outside Hong Kong                                                 (322)
Share of reserve of an associate                                                (65)
                                                                           --------

Amount of unrecognised loss not recognised in the income statement             (387)
                                                                           --------
                                                                            646,947
Issue of shares                                                             322,560
Repurchase of shares                                                         (5,896)
Reserve released on deemed disposal/disposal of subsidiaries                    538
Net loss for the period                                                    (302,858)
                                                                           --------

At 31 December 2002                                                         661,291
                                                                           ========


--------------------------------------------------------------------------------

See notes to consolidated financial statements.

                        CONSOLIDATED CASH FLOW STATEMENT
              FOR THE PERIOD FROM 1 APRIL 2002 TO 31 DECEMBER 2002

                                                                 1.4.2002
                                                                    to
                                                                31.12.2002
                                                                ----------
                                                                 HK$'000
Cash flows from operating activities
  Loss before taxation                                           (304,153)
  Adjustments for:
    Share of results of associates                                 33,463
    Allowance for short term investment deposit                    23,000
    Depreciation and amortisation of property, plant
      and equipment                                                18,575
    Interest income                                               (10,679)
    Interest expenses                                              11,858
    Loss on disposal of property, plant and equipment               2,042
    Finance lease charges                                             850
    Unrealised holding loss on investments in securities              733
    Loss on deemed disposal/disposal of subsidiaries                1,712
    Amortisation of goodwill arising on acquisition of
      subsidiaries                                                    165
    Allowance for advances to service suppliers                   162,122
    Allowance for irrecoverable trade debts                        22,813
    Impairment loss recognised in respect of leasehold
      land and buildings                                           12,281
    Impairment loss recognised in respect of properties
      under construction                                            1,000
                                                                 --------

Operating cash flows before movement in working capital           (24,218)
                                                                 --------

Movement in working capital
  Decrease in inventories                                             254
  Increase in amounts due from related companies                  (11,989)
  Increase in amounts due from associates                          (1,267)
  Increase in trade and other receivables                          (9,153)
  Increase in trading cash balances                                  (469)
  Decrease in trade and other payables                             (6,305)
  Increase in amounts due to associates                             7,372
  Increase in amounts due to related companies                      4,443
                                                                 --------

                                                                  (17,114)
                                                                 --------

              FOR THE PERIOD FROM 1 APRIL 2002 TO 31 DECEMBER 2002


                                                                       1.4.2002
                                                                          to
                                                             NOTES    31.12.2002
                                                             -----    ----------
                                                                        HK$'000

Cash used in operations                                                (41,332)
Interest paid                                                           (8,616)
Finance lease charges paid                                                (850)
Taxation in other jurisdictions refunded                                    99
                                                                      --------

Net cash used in operating activities                                  (50,699)
                                                                      --------

Cash flows from investing activities
  Investment in an associate                                          (300,217)
  Long term investment deposits paid                                   (99,400)
  Net cash outflow to loans advanced to certain
    overseas companies and individuals                                 (22,272)
  Acquisition of additional interest in a subsidiary                   (10,169)
  Purchase of investments in securities                                 (6,008)
  Purchase of property, plant and equipment                             (3,489)
  Deemed disposal/disposal of subsidiaries
    (net of cash and cash equivalents disposed of)             40       (1,448)
  Repayment of loan receivables                                         10,000
  Interest received                                                      6,368
  Short term investment deposits refunded                                5,000
  Bank deposits released                                                 1,217
  Proceeds from disposal of property, plant and
    equipment                                                              900
                                                                      --------

Net cash used in investing activities                                 (419,518)
                                                                      --------

Cash flows from financing activities
  Proceeds from issue of convertible notes                             370,000
  Proceeds from issue of new shares for cash,
    net of expenses of HK$2,915,000                                    206,685
  Net cash inflow from other borrowings                                150,000
  Net cash inflow from loans from related companies                      6,474
  Repayment of bank loans and other loans                             (139,024)
  Repayment of obligations under finance leases and
    sale and lease back arrangements                                    (7,376)
  Repurchase of shares                                                  (5,896)
                                                                      --------

Net cash from financing activities                                     580,863
                                                                      --------

net increase in cash and cash equivalents                              110,646
Cash and cash equivalents at beginning of the period                   (56,969)
Effect of foreign exchange rate changes                                    116
                                                                      --------

Cash and cash equivalents at end of the period                 42       53,793
                                                                      ========


--------------------------------------------------------------------------------
See notes to consolidated financial statements.

                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE PERIOD FROM 1 APRIL 2002 TO 31 DECEMBER 2002


1.       GENERAL

         Ananda Wing On Travel (Holdings) Limited is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

         The Company is an investment holding company. Its subsidiaries are principally engaged in the business of providing package tours, travel, transportation and other related services.

         These financial statements have been prepared for the special purpose of filing with the US Securities and Exchange Commission for the express purpose of complying with rule 3-09 of Regulation S-X. This filing requirement is based on the Company being a significant investee of China Enterprises Limited.

         The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company incurred a net loss of HK$302,858,000 and used cash in operating activities of HK$50,699,000 during the period from 1 April 2002 to 31 December 2002, and the Company had working capital of HK$58,433,000 at 31 December 2002. Management is implementing plans to increase the Company's profitability. Management believes that the successful achievement of these initiatives should provide the Company with sufficient resources to meet its near term cash requirements. In addition, the Company is also considering a number of other strategic financing alternatives.

2.       ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

         In the current period, the Company and its subsidiaries (the "Company") has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants. Adoption of these new and revised SSAPs has resulted in a change of the format of presentation of the cash flow statement and the introduction of the statement of changes in equity.

         The adoption of these new and revised SSAPs has had no material effect on the results for the current or prior periods.

         Cash flow statements

         In the current period, the Company has adopted SSAP 15 (Revised) "Cash flow statements". Under SSAP 15 (Revised), cash flows are classified under three headings - operating, investing and financing, rather than the previous five headings. Interest paid and received, which were previously presented under a separate heading, are classified as operating and investing cash flows, respectively. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities.

         Foreign currencies

         The revisions to SSAP 11 "Foreign currency translation" have eliminated the choice of translating the income statements of overseas subsidiaries and associates at the closing rate for the period, the policy previously followed by the Company. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

         Employee benefits

         In the current period, the Company has adopted SSAP 34 "Employee benefits", which introduces measurement rules for employee benefits, including retirement benefit plans. Because the Company participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements.


3.       SIGNIFICANT ACCOUNTING POLICIES

         The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain property, plant and equipment, investment property and investments in securities. The financial statements have been prepared in accordance with the principal accounting policies set out below which conform with accounting principles generally accepted in Hong Kong. For the purpose for which the financial statements have been prepared, comparative figures are not required to be presented.

         The principal accounting policies are as follows:

         Basis of consolidation

         The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December.

         The results of subsidiaries acquired or disposed of during the period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

         All significant inter-company transactions and balances within the Company are eliminated on consolidation.

         Goodwill

         Goodwill represents the excess of the cost of acquisition over the Company's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

         Goodwill arising on acquisition is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

         Negative goodwill

         Negative goodwill represents the excess of the Company's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

         Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately.

         Revenue recognition

         Income from tour and travel services is recognised upon the departure date of each tour. Income from other travel related services is recognised when the services are rendered.

         Income from transportation services is recognised when the services are rendered.

         Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

         Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the term of the relevant lease.

         Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

         Income from disposal of investments is recognised when the risks and rewards of the ownership of the investments have been transferred.

         Property, plant and equipment

         Property, plant and equipment other than properties under construction are stated at cost or valuation less accumulated depreciation or amortisation and any identified impairment loss.

         The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

         Depreciation and amortisation is provided to write off the cost or valuation of property, plant and equipment other than properties under construction over their estimated useful lives, using the straight line method, at the following rates per annum:

         Leasehold land                      Over the remaining unexpired terms
                                               of the leases
         Buildings                           2% or over the remaining unexpired
                                               terms of the leases, whichever
                                               the shorter
         Motor vehicles                      8.33% - 20%
         Office equipment and machinery      20%
         Leasehold improvements              10% - 20%
         Furniture and fixtures              10% - 20%
         Vessels                             5%

         Assets held under finance leases and sale and lease back arrangements are depreciated over their estimated useful lives on the same basis as owned assets.

         Properties under construction are stated at cost less impairment loss. Cost includes all development expenditure and other direct costs attributable to such projects. Properties under construction are not depreciated until completion of construction. Cost on completed properties is transferred to other categories of property, plant and equipment.

         Investment properties

         Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

         No depreciation is provided in respect of investment properties which are held under leases with unexpired terms, including the renewable period, of more than twenty years. Investment properties are stated at their open market values based on a professional valuation at the balance sheet date.

         Any surplus or deficit arising on revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement.

         On subsequent sale of an investment property, any revaluation surplus thereon is included in the determination of the gain or loss on disposal.

         Impairment

         At each balance sheet date, the Company reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the impairment loss is treated as a revaluation decrease under that SSAP.

         Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the reversal of the impairment loss is treated as a revaluation increase under that other SSAP.

         Interest in associates

         An associate is an enterprise over which the Company is in a position to exercise significant influence, including participation in financial and operating policy decisions.

         The consolidated income statement includes the Company's share of the post-acquisition results of its associates for the period. In the consolidated balance sheet, the interest in associates is stated at the Company's share of net assets of the associates less any negative goodwill on acquisition in so far as it has not already released to income and any identified impairment loss.

         Other long term investment

         Other long term investment is stated at cost less impairment loss.

         Investments in securities

         Investments in securities are recognised on a trade-date basis and are initially measured at cost.

         At subsequent reporting dates, debt securities that the Company has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the terms of the investment so that the revenue recognised in each period represents a constant yield on the investment.

         Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

         Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

         Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

         Inventories

         Inventories, representing principally consumables, are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

         Taxation

         The charge for taxation is based on the results for the period after adjusting for items which are non-assessable or disallowed. Certain items of income and expense are recognised for tax purposes in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

         Retirement benefit scheme

         The retirement benefit costs charged in the income statement represent the contributions payable in respect of the current period to the Company's defined contribution schemes.

         Stock-based compensation

         The Company operates a share option scheme where its directors or employees are granted options to acquire shares of the Company at specified exercise prices. No compensation costs are recognised in the income statement.

         Leases

         Leases are classified as finance leases whenever the terms of the leases transfer substantially all the risks and rewards of ownership of the leased assets to the Company. Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding principal portions of leasing commitments are shown as obligations under finance leases. The finance costs, which represent the difference between the total leasing commitments and the original principal outstanding at the inception of the leases, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

         Assets under sale and lease back arrangements of which the Company has been granted options to buy back the assets at pre-determined buy-back prices at the expiration of the lease periods are stated at the original carrying values of the assets in the balance sheet. The corresponding amounts received from sales of the assets are shown as liabilities under sale and lease back arrangements. The finance charges, which comprise the aggregate of the rentals payable for the use of the assets under the leases and the difference between the buy-back prices and the original sale values of the assets, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

         All other leases are classified as operating leases and their rentals payable are charged to the income statement on a straight line basis over the term of the relevant lease.

         Foreign currencies

         Transactions in foreign currencies are translated at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

         On consolidation, the assets and liabilities of operations outside Hong Kong are translated at the rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rate for the period. All exchange differences arising on translation are dealt with in the translation reserve.

4.       TURNOVER

         Turnover represents the amounts received and receivable for services provided and goods sold to outside customers, less trade discounts and returns during the period. An analysis of the Company's turnover is as follows:

                                                    1.4.2002
                                                       to
                                                   31.12.2002
                                                   ----------
                                                     HK$'000

         Travel and related services                1,185,560
         Transportation services                      137,726
                                                    ---------

                                                    1,323,286
                                                    =========

5.       BUSINESS AND GEOGRAPHICAL SEGMENTS

         Business segments

         For management purposes, the Company is currently organised into two operating divisions - travel and related services, and transportation services. These divisions are the basis on which the Company reports its primary segment information.

         Principal activities are as follows:

                                                        Travel and
                                                         related         Transportation
                                                         services           services         Elimination        Consolidated
                                                        ----------       --------------      -----------        ------------
                                                          HK$'000           HK$'000            HK$'000             HK$'000
         For the period from 1 April 2002
         to 31 December 2002

         TURNOVER
         External sales                                  1,185,560            137,726               --            1,323,286
         Inter-segment sales                                  --                6,768             (6,768)              --
                                                        ----------         ----------         ----------         ----------

         Total                                           1,185,560            144,494             (6,768)         1,323,286
                                                        ==========         ==========         ==========         ==========

         Inter-segment sales are charged at
           prevailing market price

         RESULTS
         Segment results                                    (6,524)            (7,621)              --              (14,145)
                                                        ==========         ==========         ==========

         Interest income                                                                                             10,679
         Amortisation of goodwill arising
           on acquisition of subsidiaries                     --                 (165)              --                 (165)
         Allowance for advances to service
           suppliers                                      (162,122)              --                 --             (162,122)
         Allowance for short term investment
           deposit                                         (23,000)              --                 --              (23,000)
         Impairment loss recognised in respect
           of leasehold land and buildings                 (12,281)              --                 --              (12,281)
         Impairment loss recognised in respect
           of properties under construction                 (1,000)              --                 --               (1,000)
         Allowance for irrecoverable trade debts           (22,813)              --                 --              (22,813)
         Unrealised holding loss on
           investments in securities                                                                                   (733)
         Unallocated corporate expenses                                                                             (30,690)
                                                                                                                 ----------

         Loss from operations                                                                                      (256,270)
         Finance costs                                                                                              (12,708)
         Share of results of associates                    (33,463)              --                 --              (33,463)
         Loss on deemed disposal/disposal of
           subsidiaries                                     (1,712)              --                 --               (1,712)
                                                                                                                 ----------

         Loss before taxation                                                                                      (304,153)
         Taxation credit                                                                                                 59
                                                                                                                 ----------

         Loss before minority interests                                                                            (304,094)
         Minority interests                                                                                           1,236
                                                                                                                 ----------

         Net loss for the period                                                                                   (302,858)
                                                                                                                 ==========


                                                 Travel and
                                                  related       Transportation
                                                  services         services       Consolidated
                                                 ----------     --------------    ------------
                                                   HK$'000         HK$'000           HK$'000
         As at 31 December 2002

         ASSETS
         Segment assets                             665,175          137,481          802,656
         Interest in associates                     500,522             --            500,522
         Unallocated corporate assets                                                 134,851
                                                                                    ---------

         Consolidated total assets                                                  1,438,029
                                                                                    =========

         LIABILITIES
         Segment liabilities                        440,167           57,061          497,228
         Unallocated corporate liabilities                                            279,510
                                                                                    ---------

         Consolidated total liabilities                                               776,738
                                                                                    =========

         OTHER INFORMATION
         Capital additions                           14,576           14,300           28,876
         Depreciation and amortisation of
           property, plant and equipment              5,474           13,101           18,575
         Loss on disposal of property,
           plant and equipment                        1,355              687            2,042
         Impairment losses recognised                13,281             --             13,281
         Amortisation of goodwill arising
           on acquisition of subsidiaries              --                165              165
                                                  =========        =========        =========


         Geographical segments

         No geographical segment information in respect of the Company's operations has been presented as over 90% of the Company's operations was derived from Hong Kong.

         The analysis of carrying amount of segment assets and additions to property, plant and equipment and intangible assets analysed by the geographical area in which the assets are located is as follows:

                                                                         Additions to
                                                                        property, plant
                                                 Carrying amount         and equipment
                                                of segment assets    and intangible assets
                                                -----------------    ---------------------
                                                                          1.4.2002
                                                       At                    to
                                                   31.12.2002            31.12.2002
                                                   ----------            ----------
                                                    HK$'000               HK$'000
         The People's Republic of China
           (excluding Hong Kong) (the "PRC")         429,409                  --
         Hong Kong                                   715,737                28,876
         South-east Asia                             144,927                  --
         Japan and Korea                             146,316                  --
         Others                                        1,640                  --
                                                   ---------             ---------

                                                   1,438,029                28,876
                                                   =========             =========

6.       OTHER OPERATING INCOME

                                                                   1.4.2002
                                                                      to
                                                                  31.12.2002
                                                                  ----------
                                                                    HK$'000
         An analysis of the Company's other operating income
         is as follows:

         Interest income                                            10,679
         Exchange gain                                                 168
         Sundry income                                               6,078
                                                                    ------

                                                                    16,925
                                                                    ======


7.       ALLOWANCE FOR ADVANCES TO SERVICE SUPPLIERS

         The Company makes advances to its overseas tour operators for financing their provision of tourist services to the Company in their destination points. The allowance made represents the amounts due from those tour operators with whom the Company does not have further business and the directors consider that their recoverability is remote.


8.       ACQUISITION OF MINORITY INTEREST OF A SUBSIDIARY

         In July 2002, the Company entered into a share sales agreement to acquire the 25% non-controlling interest in Trans-Island Limousine Service Limited ("Trans-Island") for HK$30,000,000. The consideration exceeded the estimated fair value of net assets acquired by HK$13,232,000 which resulted in goodwill of this amount.

         Had the acquisition be completed at 1 April 2002, the loss for the period of the Company would have been increased by the amount of HK$1,401,000.


9.       LOSS FROM OPERATIONS

                                                                      1.4.2002
                                                                         to
                                                                     31.12.2002
                                                                     ----------
                                                                       HK$'000
         Loss from operations has been arrived at after charging:

         Auditors' remuneration                                         1,598
         Depreciation and amortisation on:
           Owned assets                                                14,622
           Assets held under finance leases and sale and lease
             back arrangements                                          3,953
         Information technique development expenses                       844
         Loss on disposal of property, plant and equipment              2,042
         Minimum lease payments paid in respect of rented premises     19,850
         Staff costs *                                                125,272

         and after crediting:

         Rental income from investment property less negligible
           outgoings                                                       82
                                                                      =======


         * The amount includes retirement benefit scheme contributions of HK$4,615,000.

10.      DIRECTORS' REMUNERATION AND HIGHEST PAID EMPLOYEES

                                                                     1.4.2002
                                                                        to
                                                                    31.12.2002
                                                                    ----------
                                                                      HK$'000

         Fees to independent non-executive directors                    --
                                                                      ------

         Emoluments to executive directors:
           Fees                                                         --
           Salaries and other benefits (Note)                          4,513
           Compensation for loss of office                             2,600
           Retirement benefit scheme contributions                       389
                                                                      ------

                                                                       7,502
                                                                      ------

         Emoluments to non-executive directors:
           Fees                                                         --
           Salaries and other benefits                                 1,286
           Retirement benefit scheme contributions                       137
                                                                      ------

                                                                       1,423
                                                                      ------

                                                                       8,925
                                                                      ======


         Note: The directors' salaries and other benefits include the operating lease rentals amounting to HK$1,401,000 in respect of rented premises provided to directors. The amounts are also included in the minimum lease payments paid in respect of rented premises under note 9 above.

                                                          Number of director(s)
                                                          ---------------------
                                                                1.4.2002
                                                                   to
                                                               31.12.2002
                                                          ---------------------
         Emoluments of the directors were within the
         following bands:

         Nil - HK$1,000,000                                         9
         HK$1,000,001 - HK$1,500,000                                1
         HK$2,500,001 - HK$3,000,000                                1
         HK$3,500,001 - HK$4,000,000                                1
                                                                  ====


         Details of emoluments paid by the Company to the five highest paid individuals (including directors, details of whose emoluments are set out above) are as follows:

                                                              1.4.2002
                                                                 to
                                                             31.12.2002
                                                             ----------
                                                               HK$'000

         Salaries and other benefits                             8,479
         Retirement benefit scheme contributions                   601
                                                                ------

                                                                 9,080
                                                                ======


                                                                    1.4.2002
                                                                       to
                                                                   31.12.2002
                                                                   ----------
         Emoluments of the five highest paid individuals
           were within the following bands:

         Nil - HK$1,000,000                                             2
         HK$1,000,001 - HK$1,500,000                                    1
         HK$2,500,001 - HK$3,000,000                                    1
         HK$3,500,001 - HK$4,000,000                                    1
                                                                      ===


         Number of directors                                            3
         Number of employees                                            2
                                                                      ---

                                                                        5
                                                                      ===



11.      FINANCE COSTS

                                                                    1.4.2002
                                                                       to
                                                                   31.12.2002
                                                                   ----------
                                                                     HK$'000

         Finance lease charges                                           850
         Interest on borrowings wholly repayable within
          five years                                                  11,858
                                                                      ------

         Total finance costs                                          12,708
                                                                      ======



12.      TAXATION CREDIT

                                                                    1.4.2002
                                                                       to
                                                                   31.12.2002
                                                                   ----------
                                                                     HK$'000
         The taxation credit comprises:

         The Company:
           Taxation in other jurisdictions                               11
           Overprovision of taxation in other jurisdictions
             in prior years                                             (19)
           Deferred taxation (note 35)                                 (460)
                                                                      -----

                                                                       (468)
                                                                      -----

         Share of taxation attributable to associates:
           Hong Kong Profits Tax                                        270
           Taxation in other jurisdictions                              139
                                                                      -----

                                                                        409
                                                                      -----

                                                                        (59)
                                                                      =====

         No provision for Hong Kong Profits Tax has been made in the current period as the Company did not have any assessable profit in the period.

         Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

         The deferred taxation (credit) charge for the period comprises the tax effect of timing differences attributable to:

                                                                     1.4.2002
                                                                        to
                                                                    31.12.2002
                                                                    ----------
                                                                      HK$'000
         Difference between depreciation allowances claimed
           for tax purposes and depreciation charged in the
           financial statements                                          132
         Taxation losses incurred                                       (592)
                                                                       -----

                                                                        (460)
                                                                       =====


13.      DIVIDENDS

         No dividends were declared by the Company for the period.


14.      LOSS PER SHARE

         The calculation of the basic loss per share is based on the net loss for the period of HK$302,858,000 and on the weighted average of 16,509,000,000 shares in issue during the period.

         No diluted loss per share has been presented for the period ended 31 December 2002 as the conversion of the convertible notes and shares issuable under the subscription agreement dated 31 May 2002 as mentioned in note 37 (as stated in the Company's announcement dated 4 April 2003, the subscription agreement in relation to 2,000,000,000 shares in the Company is in dispute; further announcement will be made as and when appropriate) would result in a decrease in loss per share.

15.      PROPERTY, PLANT AND EQUIPMENT

                                                                            Office
                                      Leasehold   Properties               equipment               Furniture
                                      land and      under        Motor        and      Leasehold      and
                                      buildings  construction   vehicles   machinery  improvements  fixtures    Vessels     Total
                                      ---------  ------------   --------   ---------  ------------  --------    -------     -----
                                      HK$'000      HK$'000      HK$'000     HK$'000     HK$'000     HK$'000     HK$'000    HK$'000
         COST OR VALUATION
         At 1 April 2002               311,341       46,728      303,534      24,779      10,328       4,146       7,175    708,031
         Reclassification                 --           --           --          --           (51)         51        --         --
         Currency realignment             --           --             72          44           1          29        --          146
         Additions                        --           --         14,123         885         307         323           6     15,644
         Disposals                        --           --         (7,054)     (1,746)     (5,110)     (1,272)       --      (15,182)
         Disposal of subsidiaries         --           --         (1,148)       (283)       --          (148)       --       (1,579)
                                      --------     --------     --------    --------    --------    --------    --------   --------

         At 31 December 2002           311,341       46,728      309,527      23,679       5,475       3,129       7,181    707,060
                                      --------     --------     --------    --------    --------    --------    --------   --------

         Comprising:
           At cost                     304,341       46,728      309,527      23,679       5,475       3,129       7,181    700,060
           At valuation                  7,000         --           --          --          --          --          --        7,000
                                      --------     --------     --------    --------    --------    --------    --------   --------

                                       311,341       46,728      309,527      23,679       5,475       3,129       7,181    707,060
                                      --------     --------     --------    --------    --------    --------    --------   --------

         DEPRECIATION,
           AMORTISATION AND
           IMPAIRMENT
         At 1 April 2002               211,091        4,728      203,922      15,369       6,711       3,148       5,829    450,798
         Reclassification                 --           --           --          --           (26)         26        --         --
         Currency realignment             --           --             41          32        --            24        --           97
         Provided for the period         1,089         --         12,943       3,102       1,024         279         138     18,575
         Impairment loss recognised
           for the period               12,281        1,000         --          --          --          --          --       13,281
         Eliminated on disposals          --           --         (5,196)     (1,483)     (4,425)     (1,136)       --      (12,240)
         Eliminated on disposal of
           subsidiaries                   --           --           (677)       (237)       --          (148)       --       (1,062)
                                      --------     --------     --------    --------    --------    --------    --------   --------

         At 31 December 2002           224,461        5,728      211,033      16,783       3,284       2,193       5,967    469,449
                                      --------     --------     --------    --------    --------    --------    --------   --------

         NET BOOK VALUE
         At 31 December 2002            86,880       41,000       98,494       6,896       2,191         936       1,214    237,611
                                      ========     ========     ========    ========    ========    ========    ========   ========


         An analysis of the properties of the Company held as at 31 December 2002 is as follows:

                                                     Leasehold                Properties
                                                land and buildings        under construction
                                                ------------------        ------------------
                                                    31.12.2002                31.12.2002
                                                ------------------        ------------------
                                                      HK$'000                   HK$'000

         Long leases in Hong Kong                     76,100                      --
         Medium term leases in Hong Kong              10,780                      --
         Medium term leases outside Hong Kong           --                      41,000
                                                      ------                    ------

                                                      86,880                    41,000
                                                      ======                    ======


         During the period, the directors reviewed the carrying amounts of the Company's property, plant and machinery and identified that the value of certain properties was impaired. Accordingly, the carrying amounts of the properties were reduced to their recoverable amounts, which were determined with reference to the independent professional valuation on an open market value as at 31 December 2002.

         Details of property, plant and equipment which are stated at valuation at 31 December 2002 are as follows:

                                                                   Leasehold
                                                              land and buildings
                                                              ------------------
                                                                  31.12.2002
                                                              ------------------
                                                                    HK$'000
         At valuation
           - 31 July 1997                                             4,800
           - 31 March 1998                                            2,200
                                                                     ------

                                                                      7,000
         Less: Accumulated depreciation, amortisation
         and impairment                                              (4,548)
                                                                     ------

         Net book value                                               2,452
                                                                     ======


         The valuations at 31 July 1997 and 31 March 1998 represent the carrying values (equivalent to their approximately fair value) of the leasehold land and buildings at the time when they ceased to be classified as investment properties. Had the leasehold properties been carried at their historical cost less accumulated depreciation, amortisation and impairment loss, the carrying value of the leasehold properties would have been stated at HK$2,452,000.

         The net book value of motor vehicles and office equipment and machinery of the Company held under finance leases and sale and lease back arrangements at 31 December 2002 was approximately HK$33,155,000 and HK$2,023,000 respectively.


16.      INVESTMENT PROPERTY

                                                                  1.4.2002
                                                                     to
                                                                 31.12.2002
                                                                 ----------
                                                                   HK$'000

         At beginning of the period and at end of the period        1,230
                                                                   ======


         The investment property of the Company is freehold and held outside Hong Kong.

         The investment property was revalued at 31 December 2002 by a firm of independent professional property valuers, Norton Appraisals Limited, on an open market value basis at HK$1,230,000.


17.      INTEREST IN ASSOCIATES

                                                                      31.12.2002
                                                                      ----------
                                                                       HK$'000

         Share of net assets                                           554,990
         Negative goodwill arising on acquisition of an associate
         (note 18)                                                     (58,918)
                                                                       -------

                                                                       496,072
                                                                       =======

         Particulars of the Company's associates as at 31 December 2002 are as follows:

                                                                  Issued and          Proportion of
                                             Place of               paid up         issued/registered
                                           incorporation        share capital/        capital held
         Name of associate                 and operation      registered capital     by the Company      Principal activities
         -----------------                 -------------      ------------------    -----------------    --------------------
                                                                     '000

         CYTS Wing On Travel               Hong Kong                HK$2,000               50%           Travel and related services
           Service Company Limited

         Heilongjiang Ananda               PRC                    RMB283,140               50%           Operation of a hotel
           Entertainment Company                                                                           and an entertainment
           Limited ("Heilongjiang                                                                          resort complex and
           Ananda")                                                                                        development of a
                                                                                                           residential and
                                                                                                           commercial complex

         Guilin Osmanthus Hotel            PRC                      US$3,489              49.5%          Operation of a hotel

         Rosedale Hotel Group              Hong Kong              HK$432,757              49.3%          Investment holding
          Limited ("Rosedale")
           (formerly known as
           China Land Group Limited)

         Wing On International Travel      PRC                      RMB5,000              49%            Travel and related services
           Service Ltd. Guangdong

         Wing On JAS Nice Wing             Hong Kong                HK$1,000              50%            Travel and related
           Limited                                                                                         services

         Ananda Travel Service             Australia                   A$400              40%*           Travel and related services
           (Aust.) Pty. Limited

         * The interest in this company was diluted from 100% to 40% during the period.

         Other than Wing On JAS Nice Wing Limited and Ananda Travel Service (Aust.) Pty. Limited whose financial statements end on 31 March, the financial statements of all other associates end on 31 December. The Company's share of their results and net assets under the equity method is based on their financial statements made to 31 December 2002.

         On 22 July 2002, the Company together with other parties entered into a series of agreements with Rosedale, a Hong Kong listed company. One of the agreements included disposing of the Company's interest in an investment company for a consideration of HK$110,000,000 which was satisfied by 366,666,666 new shares of Rosedale based on their quoted market value on the date of the agreement. The transaction was completed in December 2002 upon approvals by shareholders and other regulatory bodies. The operations of the investment company during the period prior to its disposal was not significant.

         In addition to the above 366,666,666 new shares in Rosedale, the Company also subscribed for 1,000,000,000 shares in Rosedale at a price of HK$0.30 per share amounting in aggregate to a total consideration of HK$300,000,000. The transaction was also approved by the independent shareholders of the Company at the special general meeting held on 28 October 2002. As at the date of this report, the Company holds a 49.3% interest in Rosedale.

         Included in the interest in associates at 31 December 2002 are the interest in Rosedale and Heilongjiang Ananda. Extracts from the financial statements prepared in accounting principles generally accepted in Hong Kong of Rosedale and Heilongjiang Ananda for the year ended 31 December 2002 are as follows:

                                                                        At
         Rosedale                                                   31.12.2002
                                                                    ----------
                                                                      HK$'000
         FINANCIAL POSITION

         Non-current assets                                          2,126,452
                                                                    ----------

         Current assets                                                166,972
         Current liabilities                                          (186,306)
                                                                    ----------

         Net current liabilities                                       (19,334)
                                                                    ----------

         Total assets less current liabilities                       2,107,118
         Non-current liabilities                                    (1,056,027)
         Minority interests                                           (103,766)
                                                                    ----------

         Net assets                                                    947,325
                                                                    ==========


         Share of net assets attributable to the Company               466,747
                                                                    ==========


                                                                     Year ended
                                                                     31.12.2002
                                                                     ----------
                                                                       HK$'000
         RESULTS FOR THE YEAR

         Turnover                                                      181,692
                                                                       =======

         Net loss for the year                                         (99,810)
                                                                       =======

         Net loss for the period attributable to the Company
           since acquisition on 2 December 2002                         (2,447)
                                                                       =======


                                                                          At
         Heilongjiang Ananda                                          31.12.2002
                                                                      ----------
                                                                        HK$'000
         FINANCIAL POSITION

         Non-current assets                                             901,714
                                                                       --------

         Current assets                                                  26,632
         Current liabilities                                           (812,074)
                                                                       --------

         Net current liabilities                                       (785,442)
                                                                       --------

         Net assets                                                     116,272
                                                                       ========

         Share of net assets attributable to the Company                 58,136
                                                                       ========


                                                                     Year ended
                                                                     31.12.2002
                                                                       HK$'000
         RESULTS FOR THE YEAR

         Turnover                                                      56,223
                                                                      =======


         Net loss for the year                                        (60,430)
                                                                      =======


         Net loss for the year attributable to the Company            (30,215)
                                                                      =======



18.      NEGATIVE GOODWILL ARISING ON ACQUISITION OF AN ASSOCIATE

                                                                       1.4.2002
                                                                          to
                                                                      31.12.2002
                                                                      ----------
                                                                       HK$'000
         NEGATIVE GOODWILL
         Arising on acquisition of an associate during the period       59,043

         REALISATION
         Released to the income statement during the period                125
                                                                        ------

         NET BOOK VALUE
         At end of the period                                           58,918
                                                                        ======


         Negative goodwill is recognised to the income statement over 40 years, which is determined based on the remaining average useful life of identifiable acquired depreciable assets.


19.      OTHER LONG TERM INVESTMENT

         The other long term investment represents the contribution paid to a joint venture partner in 2001 for a joint development of a piece of land in Chengdu, the PRC, into a tourist attraction. On 11 December 2002, the Company entered into an agreement with the joint venture partner to withdraw from the project. Under the agreement, the joint venture partner will transfer the titles of a total of approximately 3,000 square meters of commercial areas and car parking spaces in a commercial building in Chengdu, the PRC, to the Company, with aggregate fair values that approximate the Company's initial investment in the joint venture. The fair value of the assets to be transferred to the Company will be based on a professional valuation. To the extent the fair value of the assets to be transferred to the Company is below the Company's initial investments, the joint venture partner will be obligated to make a cash payment to the Company for the deficiency. Up to the date of this report, the transaction is still not yet completed.

20.      LONG TERM INVESTMENT DEPOSIT

                                                                  31.12.2002
                                                                  ----------
                                                                    HK$'000

         Deposit for acquisition of investment (Note)               60,000
                                                                    ======


         Note: During the period, the Company paid a refundable deposit of HK$60 million to an independent third party to acquire the 100% interest in a co-operative joint venture which will develop and operate a hotel in Guangdong, the PRC.


21.      INVESTMENTS IN SECURITIES


                                           Investment      Other
                                           securities   investments     Total
                                           ----------   -----------     -----
                                           31.12.2002   31.12.2002   31.12.2002
                                           ----------   ----------   ----------
                                             HK$'000      HK$'000      HK$'000
         Equity securities:

         Unlisted shares, at cost            22,626         --         22,626
         Listed shares in Hong Kong            --          5,450        5,450
                                             ------       ------       ------

                                             22,626        5,450       28,076
                                             ======       ======       ======

         Market value of listed shares         --          5,450        5,450
                                             ======       ======       ======

         Carrying amount analysed for
            reporting purposes as:

         Non-current                         22,626         --         22,626
         Current                               --          5,450        5,450
                                             ------       ------       ------

                                             22,626        5,450       28,076
                                             ======       ======       ======


         The unlisted investments in securities represent 19% interests in King Fu Investment Holdings Limited ("King Fu") and Jian Shen Co. Ltd., ("Jian Shen"), both of which were formerly wholly-owned by the Company. In the opinion of the directors, based on a valuation performed by an independent appraiser, the investment securities are worth at least their carrying value.

22.      GOODWILL


                                                                     1.4.2002
                                                                        to
                                                                    31.12.2002
                                                                    ----------
                                                                      HK$'000
         COST
         At beginning of the period                                   59,807
         Arising on acquisition during the period                     13,232
         Eliminated on disposal of a subsidiary                      (59,807)
                                                                     -------

         Balance at end of the period                                 13,232
                                                                     -------

         AMORTISATION AND IMPAIRMENT
         At beginning of the period                                   59,807
         Charge for the period                                           165
         Eliminated on disposal of a subsidiary                      (59,807)
                                                                     -------

         At end of the period                                            165
                                                                     -------

         NET BOOK VALUE
         At end of the period                                         13,067
                                                                     =======


         The amortisation period adopted for the goodwill is 20 years.


23.      INVENTORIES

         At the balance sheet date, all inventories were carried at cost. The inventories represent principally consumables which are to be utilised in the ordinary course of operations. The amount recognised as an expense in the income statement during the period was insignificant.


24.      AMOUNTS DUE FROM RELATED COMPANIES

         The balances represent the aggregate amounts due from related parties. Certain directors of the Company are also directors of and/or have beneficial interests in those companies. The balances are principally trading balances including prepayments in respect of the tour operator costs. The amounts are unsecured and interest free.

         During the period, the directors reviewed the amounts due from such related companies controlled by Messrs. Chan Yeuk Wai and Chan Yeuk Pun ("Messrs. Chan"), the former executive directors of the Company, or in which Messrs. Chan have minority beneficial interests. The directors considered that the recoverability of such amounts is remote and accordingly, a total allowance of HK$11,248,000 was made in the financial statements as a component of allowance for irrecoverable trade debts of HK$22,813,000.


25.      AMOUNTS DUE FROM (TO) ASSOCIATES

         The amounts due from (to) associates are unsecured, interest free and have no fixed terms of repayment.

26.      TRADE AND OTHER RECEIVABLES


                                                                   31.12.2002
                                                                   ----------
                                                                     HK$'000

         Trade receivables                                            26,579
         Advance cost to tour operators                              268,654
         Deposits and prepayments                                     29,306
         Other receivables                                            13,558
                                                                     -------

                                                                     338,097
                                                                     =======


         The aged analysis of the trade receivables at the reporting date is as follows:

                                                                   31.12.2002
                                                                   ----------
                                                                    HK$'000

         0 - 30 days                                                 11,858
         31 - 60 days                                                 7,816
         61 - 90 days                                                 2,569
         Over 90 days                                                 4,336
                                                                     ------

                                                                     26,579
                                                                     ======


         The Company allows an average credit period of 60 days to local customers and 90 days to overseas customers.

         During the period, the directors reviewed the advance cost payments to certain tour operators and considered that their recoverability is remote. Accordingly, the amounts were fully provided for in the financial statements as allowance for advances to service suppliers, as described in note 7.


27.      LOAN RECEIVABLES

                                                                      31.12.2002
                                                                      ----------
                                                                        HK$'000

         Loan to the property purchaser (Note a)                         77,200
         Loan to tour operator (Note b)                                  23,000
         Loan to certain overseas companies and individuals (Note c)     22,272
                                                                        -------
                                                                        122,472
                                                                        =======

         Notes:

          (a) The loan to the property purchaser arose from the disposal by the Company of its 81% interests in each of two subsidiaries, King Fu and Jian Shen prior to 1 April 2002. The loan is secured by the properties owned by King Fu and Jian Shen and bears interest at 2.57% per annum. On 13 December 2002, the Company entered into an agreement with the property purchaser, to settle a sum of HK$77.2 million due to the Company. Under the agreement, the property purchaser will transfer its holding of a 26% interest in a property company incorporated in Guangxi, the PRC, to the Company to settle the aforesaid sum owed. The amount to be settled through this arrangement will be based on the professional valuation of the property interests in the property company to be transferred. The parties have agreed that any difference between the fair value of the property to be received and HK$77.2 million will be paid in cash. Up to the date of this report, the transaction is still not yet completed and the Company maintains its secured interest in the original properties sold. The directors are of the opinion that the value of property interests to be transferred is commensurate with the outstanding balance.

          (b) The loan to tour operator represents an advance made to one of the tour operators used by the Company for the designated purpose of purchasing coaches. The amount is secured, by the assets acquired, and bears interest at a rate of 10% per annum and the repayment date of the loan is 31 December 2003.

          (c) During the period, the Company provided loan facilities to certain overseas companies and individuals to earn interest. The amounts are unsecured, carrying interest at market rates and repayable within one year.


28.      SHORT TERM INVESTMENT DEPOSIT

                                                                    31.12.2002
                                                                    ----------
                                                                      HK$'000
         Deposit for acquisition of interest in a manufacturing
           enterprise in PRC                                           23,000
         Less: Allowance                                              (23,000)
                                                                      -------
                                                                         --
                                                                      =======


         During the period, the Company received an amount of HK$5,000,000 on a deposit outstanding as of 1 April 2002 of HK$28,000,000, and wrote off the remaining amount as it was deemed unrecoverable.


29.      TRADING CASH BALANCES

         The amounts represent foreign currencies held for money exchange purposes.


30.      TRADE AND OTHER PAYABLES

                                                                     31.12.2002
                                                                     ----------
                                                                       HK$'000

         Trade creditors                                               81,669
         Amounts payable for acquisition of investments                76,200
         Accrued liabilities                                           66,504
         Other payables                                                17,187
                                                                      -------

                                                                      241,560
                                                                      =======


         The aged analysis of the trade payables at the reporting date is as follows:


                                                                    31.12.2002
                                                                    ----------
                                                                      HK$'000

         0 - 30 days                                                  37,664
         31 - 60 days                                                 18,117
         61 - 90 days                                                 12,265
         Over 90 days                                                 13,623
                                                                      ------

                                                                      81,669
                                                                      ======



31.      LOANS FROM RELATED COMPANIES

         The loans are from related parties. Certain directors of the Company are also directors of and/or have beneficial interests in those companies. The loans are unsecured, bear interest at market rates and are repayable within one year.

32.      AMOUNTS DUE TO RELATED COMPANIES

         The balances represent principally trading balances including trade payables and loan interest payable, which are unsecured, interest free and repayable on demand.


33.      OBLIGATIONS UNDER FINANCE LEASES AND SALE AND LEASE BACK ARRANGEMENTS

                                                                                Present value
                                                                 Minimum          of minimum
                                                             lease payments     lease payments
                                                             --------------     --------------
                                                               31.12.2002         31.12.2002
                                                               ----------         ----------
                                                                 HK$'000            HK$'000
         Amounts payable under finance leases and sale
           and lease back arrangements:

         Within one year                                          10,167              8,764
         Between one to two years                                  7,835              7,087
         Between two to five years                                 7,638              7,297
                                                                 -------            -------

                                                                  25,640             23,148
         Less: Future finance charges                             (2,492)              --
                                                                 -------            -------

         Present value of lease obligations                       23,148             23,148
                                                                 =======

         Less: Amount due within one year shown under
                     current liabilities                                             (8,764)
                                                                                    -------

         Amount due after one year                                                   14,384
                                                                                    =======


         The Company entered into finance leases to acquire certain of its property, plant and equipment. The terms of the finance leases ranged from 2 to 4 years and the average effective borrowing rate was 8.5% per annum. Interest rate was fixed at the contract date. The leases were on a fixed repayment basis and no arrangement had been entered into for contingent rental payments. The Company's obligations under the finance leases were secured by the lessors' charge over the leased assets.

34.      BORROWINGS

                                                                                                    31.12.2002
                                                                                                    ----------
                                                                                                       HK$'000

         Bank loans                                                                                      48,446
         Bank overdrafts                                                                                  7,717
         Other loans                                                                                    150,000
                                                                                                        -------
                                                                                                        206,163
         Less: Amount due within one year shown under current liabilities                              (184,474)
                                                                                                        -------
         Amount due after one year                                                                       21,689
                                                                                                        =======

         Secured                                                                                        121,046
         Unsecured                                                                                       85,117
                                                                                                        -------
                                                                                                        206,163
                                                                                                        =======
         Borrowings are repayable as follows:
         Within one year or on demand                                                                   184,474
         Between one to two years                                                                        11,579
         Between two to five years                                                                       10,110
                                                                                                        -------
                                                                                                        206,163
                                                                                                        =======

         Interest rates for bank loans and overdrafts are generally based on the banks' usual lending rates in Hong Kong. Other loans amounting to HK$100,000,000 carried a fixed interest rate of 12% per annum and the remainder carries interest at prime interest rate per annum.


35.      DEFERRED TAXATION

                                                                                                      1.4.2002
                                                                                                         TO
                                                                                                     31.12.2002
                                                                                                     ----------
                                                                                                       HK$'000
         Balance at beginning of the period                                                              8,525
         Released on deemed disposal of a subsidiary                                                       (15)
         Movement for the period (note 12)                                                                (460)
                                                                                                        ------
         Balance at end of the period                                                                    8,050
                                                                                                        ======


         At the balance sheet date, the major components of deferred taxation liabilities provided in the financial statements are as follows:

                                                                                                     31.12.2002
                                                                                                     ----------
                                                                                                       HK$'000
         Tax effect of timing differences because of:
         Excess of depreciation allowances claimed for tax purposes
           over depreciation charged in the financial statements                                        13,062
         Tax losses available to set off against future profits                                         (5,012)
                                                                                                       -------
                                                                                                         8,050
                                                                                                       =======

         The surplus arising from valuation of the Company's investment property does not constitute a timing difference for taxation purposes as any profits realised on subsequent disposal of this asset would not be subject to taxation.

         At the balance sheet date, the major components of deferred taxation assets (liabilities) which have not been recognised or provided are as follows:

                                                                                                     31.12.2002
                                                                                                     ----------
                                                                                                       HK$'000
         Tax effect of timing differences because of:

         Tax losses available to set off against future profits                                         73,943
         Excess of depreciation allowances claimed for tax purpose over
           depreciation charged in the financial statements                                             (2,138)
                                                                                                        ------
                                                                                                        71,805
                                                                                                        ======



         A net deferred tax asset has not been recognised in the financial statements as it is not certain that the timing differences will be utilised in the foreseeable future.

         The amounts of unprovided deferred taxation credit (charge) for the period are as follows:

                                                                                                      1.4.2002
                                                                                                         TO
                                                                                                     31.12.2002
                                                                                                     ----------
                                                                                                       HK$'000
         Tax effect of timing differences because of:
         Tax losses arising                                                                             31,626
         Excess of depreciation allowances claimed for tax purpose
           over depreciation charged in the financial statements                                          (645)
                                                                                                        ------
                                                                                                        30,981
                                                                                                        ======



36.      CONVERTIBLE NOTES

                                                                                                     31.12.2002
                                                                                                     ----------
                                                                                                       HK$'000
         Convertible notes                                                                              370,000
         Less: Conversion into shares                                                                  (115,875)
                                                                                                       --------
                                                                                                        254,125
                                                                                                       ========

         During the period, the Company issued convertible notes amounting to HK$370,000,000. The convertible notes carry interest at 2% per annum and are repayable within two years. The holders of the convertible notes have the right to convert on any business day the convertible notes into new shares of the Company at any time from time to time during a period of two years from the date of issues of the convertible notes, at an initial conversion price of HK$0.032 per share, subject to adjustments. Had the convertible notes been converted into new shares in the Company in full at issuance, the excess of the aggregate fair value of the new shares in the Company that the notes holder would have been received over the proceeds received by the Company amounted to approximately HK$185,000,000. Upon full conversion of the outstanding convertible notes at 31 December 2002, a total of 7,941,395,000 shares of the Company will be issued.

37.      SHARE CAPITAL

                                                                                     NUMBER OF SHARES             AMOUNT
                                                                                     ----------------             ------
                                                                                                                  HK$'000
         Authorised:

         Balance as at 1 April 2002                                                   20,000,000,000               200,000
         Increased on 10 April 2002 (Note a)                                          30,000,000,000               300,000
                                                                                      --------------               -------
         Balance as at 31 December 2002                                               50,000,000,000               500,000
                                                                                      ==============               =======
         Issued and fully paid:

         Balance as at 1 April 2002                                                    9,081,317,770                90,813
         Issued on 19 April 2002 (Note b)                                              4,800,000,000                48,000
         Issued to strategic partners (Note c)                                         1,000,000,000                10,000
         Conversion into shares from convertible notes                                 3,621,105,000                36,211
         Shares repurchased and cancelled (Note d)                                      (185,690,000)               (1,857)
                                                                                      --------------               -------
         Balance as at 31 December 2002                                               18,316,732,770               183,167
                                                                                      ==============               =======


         Notes:

         (a) Pursuant to a resolution passed by the shareholders of the Company at a special general meeting on 10 April 2002, the authorised share capital of the Company was increased from HK$200,000,000 to HK$500,000,000 by the creation of an additional 30,000,000,000 new shares of HK$0.01 each in the capital for the Company.

         (b) Pursuant to the subscription agreement dated 1 February 2002 which was approved by the shareholders of the Company at the special general meeting of the Company held on 10 April 2002, the Company issued 4,800,000,000 new shares of HK$0.01 each of the Company at a price of HK$0.027 per share to Million Good Limited, a substantial shareholder of the Company as at the balance sheet date. The net proceeds of approximately HK$129,600,000 together with that from the issue of convertible notes as described in note 36 will be used to repay debts, acquire investment, expand business of the Company with the balance be used as additional working capital of the Company. The new shares issued rank pari passu with the then existing shares in all respects.

         (c) The subscription agreements dated 31 May 2002 in respect of the subscription of shares of the Company by Japan Air System Hong Kong Limited, Dobetta Enterprises Ltd. and Beijing Tourism Group a total of 3,000,000,000 new shares of HK$0.01 each of the Company at a price of HK$0.08 per share were approved by the shareholders of the Company at the special general meeting of the Company held on 4 July 2002. The Company would issue a total of 3,000,000,000 new shares of HK$0.01 each of the Company at a price of HK$0.08 per share to the three strategic partners. The net proceeds of approximately HK$240,000,000, upon receipt, will be used to expand and consolidate the Company's business in the PRC, which may involve investments and acquisition by the Company of existing companies or operations in those business where appropriate. During the period, 500,000,000 shares of HK$0.01 each were issued to Dobetta Enterprises Limited or its nominee on 9 July 2002 and to Beijing Tourism Group or its nominee on 4 September 2002 respectively. The new shares issued rank pari passu with the then existing shares in all respects. As stated in the Company's announcement dated 4 April 2003, the subscription agreement in relation to 2,000,000,000 shares in the Company is in dispute. Further announcement will be made as and when appropriate.

         (d) During the period, the Company repurchased a total number of 185,690,000 of its own shares on the Stock Exchange as follows:

                                                        NUMBER
                                                      OF SHARES               PRICE PER SHARE                  AGGREGATE
                  MONTH OF REPURCHASE                REPURCHASED           HIGHEST         LOWEST          CONSIDERATION PAID
                  -------------------                -----------           -------         ------          ------------------
                                                                             HK$             HK$                 HK$'000
                  July 2002                           20,080,000            0.038           0.035                  728
                  August 2002                        151,170,000            0.038           0.025                4,809
                  September 2002                      14,440,000            0.017           0.016                  245

         The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium paid on repurchase was charged against the share premium account.


38.      SHARE OPTION SCHEME

         During the period, the Company had an executive share option scheme (the "1997 share option scheme") which was adopted at a special general meeting of the Company held on 19 September 1997. Under the 1997 share option scheme, the board of directors of the Company might, at its discretion, offer full-time employees, including executive directors of the Company and/or any of its subsidiaries, options to subscribe for shares in the Company in accordance with the terms of the 1997 share option scheme. The maximum number of shares in respect of which options might be granted under the 1997 share option scheme shall not exceed 10% of the issued share capital of the Company from time to time.

         No share options have been granted under the 1997 share option scheme since its adoption. The 1997 share option scheme was terminated on 3 May 2002 pursuant to a shareholders' resolution.

         A new share option scheme (the "Scheme"), which was approved and adopted by shareholders of the Company on 3 May 2002, enables the directors to grant options to employees, executives or officers of the Company or any of its subsidiaries (including executive and non-executive directors of the Company or any of its subsidiaries) and any suppliers, consultants, agents or advisers who will contribute or have contributed to the Company or any of its subsidiaries as incentives and rewards for their contribution to the Company or such subsidiaries. The maximum number of shares in respect of which options may be granted under the Scheme, when aggregated with any shares subject to any other schemes, shall not exceed 10% of the issued share capital of the Company on the date of approval and adoption of the Scheme.

         Option granted must be taken up within 30 days of the date of offer. The consideration payable for the option is HK$1. Options may be exercised at any time from the date of acceptance of the share option to such date as determined by the board of directors but in any event not exceeding 10 years. The exercise price is determined by the directors of the Company and will not be less than the higher of (i) the average closing price of the shares for the five business days immediately preceding the date of grant, (ii) the closing price of the shares on the date of grant or (iii) the nominal value of the shares of the Company.

         No share options have been granted under the Scheme since its adoption.

39.      RESERVES

                                                                          INVESTMENT
                                                                           PROPERTY
                                                    SHARE      SPECIAL   REVALUATION   TRANSLATION  STATUTORY  ACCUMULATED
                                                   PREMIUM     RESERVE     RESERVE       RESERVE    RESERVES     LOSSES        TOTAL
                                                   -------     -------   -----------   -----------  ---------  -----------     -----
                                                   HK$'000     HK$'000      HK$'000       HK$'000    HK$'000    HK$'000      HK$'000

         At 1 April 2002                           795,296     55,554          573          (262)       150    (294,790)    556,521
         Premium on issue of shares,
           net of expenses of HK$2,915,000         228,349         --           --            --         --          --     228,349
         Premium utilised on repurchase
           of shares                                (4,039)        --           --            --         --          --      (4,039)
         Exchange difference arising on
           translation of financial statements
           of operations outside Hong Kong              --         --           --          (322)        --          --        (322)
         Share of reserve of an associate               --         --           --           (65)        --          --         (65)
         Reserve released on disposal of
           subsidiaries                                 --         --           --            68         --         --           68
         Reserve released on deemed
           disposal of a subsidiary                     --         --           --           470         --          --         470
         Net loss for the period                        --         --           --            --         --    (302,858)   (302,858)
                                                  ---------    ------          ---          ----        ---    --------     -------
         At 31 December 2002                      1,019,606    55,554          573          (111)       150    (597,648)    478,124
                                                  =========    ======          ===          ====        ===    ========     =======





         The special reserve represents the difference between the nominal value of the shares of the acquired subsidiaries and the nominal value of the shares of the Company issued for the acquisition under the group reorganisation in September 1997.

         The accumulated losses, translation reserve and statutory reserves of the Company include losses of HK$223,662,000, deficits of HK$65,000 and HK$150,000 respectively attributable to the associates of the Company.

40.      DEEMED DISPOSAL/DISPOSAL OF SUBSIDIARIES

         During the period, several subsidiaries of the Company were deemed disposed/disposed of. The aggregate assets and liabilities of these subsidiaries at their respective dates of disposal were as follows:

                                                                                              1.4.2002
                                                                                                 TO
                                                                                             31.12.2002
                                                                                             ----------
                                                                                               HK$'000
                  Net assets disposed of:
                  Property, plant and equipment                                                    517
                  Trade and other receivables                                                    7,659
                  Amounts due from related companies                                                56
                  Tax recoverable                                                                   47
                  Bank balances and cash                                                         1,448
                  Trade and other payables                                                      (5,733)
                  Tax payable                                                                     (346)
                  Amounts due to related companies                                                 (15)
                  Obligations under finance leases                                                 (56)
                  Bank borrowings                                                                 (792)
                  Deferred taxation                                                                (15)
                                                                                              --------
                                                                                                 2,770
                  Retained as investments in associates by the Company                          (1,596)
                  Reserves released on disposal of subsidiaries                                    538
                                                                                              --------
                                                                                                 1,712
                  Loss on deemed disposal/disposal of subsidiaries                              (1,712)
                                                                                              --------
                  Consideration                                                                     --
                                                                                              ========
                  Satisfied by:
                  Cash consideration                                                                --
                  Loan receivables                                                                  --
                                                                                              --------
                                                                                                    --
                                                                                              ========
                  Analysis of net cash outflow of cash and cash equivalents in connection with the deemed disposal/disposal of subsidiaries:
                  Cash consideration                                                                --
                  Bank balances and cash disposed of                                            (1,448)
                                                                                              --------
                                                                                                (1,448)
                                                                                              ========

         The subsidiaries disposed of during the period ended 31 December 2002 did not have any significant impact on the turnover, operating results and cash flows of the Company.

41.      MAJOR NON-CASH TRANSACTIONS

         (a) As disclosed in note 17 to the financial statements, the disposal of the Company's interest in an investment company to Rosedale for a consideration of HK$110,000,000 was satisfied by 366,666,666 new shares of Rosedale. Accordingly, the Company's investment in associates amounting to HK$110,000,000 was transferred from long term investment deposits which comprised of HK$24,400,000 brought forward, an amount of HK39,400,000 paid during the period and the balance of HK$46,200,000 unpaid as at the balance sheet date.

         (b) During the period, the Company acquired the remaining 25% interest in Trans-Island for HK$30,000,000 as described in note 8 to the financial statements. At 31 December 2002, a balance of HK$30,000,000 was still outstanding.

         (c) During the period, the Company entered into finance lease arrangements in respect of assets with a total capital value of HK$12,155,000 at the inception of the finance leases.


42.      ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

                                                                                                     31.12.2002
                                                                                                     ----------
                                                                                                       HK$'000

         Bank balances, deposits and cash                                                               61,510
         Bank overdrafts                                                                                (7,717)
                                                                                                        ------
                                                                                                        53,793
                                                                                                        ======

43.      PLEDGE OF ASSETS

         At 31 December 2002, the Company's credit facilities were secured by the Company's assets as follows:

                                                                                                     31.12.2002
                                                                                                     ----------
                                                                                                       HK$'000

         Property interests                                                                              86,880
         Motor vehicles                                                                                  33,961
         Office equipment and machinery                                                                   2,023
         Bank balances                                                                                      802
                                                                                                        -------
                                                                                                        123,666
                                                                                                        =======

         In addition, at 31 December 2002, the Company also pledged its holding of 1,000,000,000 shares in Rosedale with a market value of approximately HK$200,000,000 to secure other loans of HK$100,000,000 granted to the Company.

44.      CONTINGENT LIABILITIES

                                                                                                     31.12.2002
                                                                                                     ----------
                                                                                                       HK$'000
         Guarantees given to banks, financial institutions and suppliers
           in respect of credit facilities granted                                                      15,348
         Undertakings to Rosedale to indemnify it against any potential loss upon the transfer of the land use right to an investment company in relation to the disposal thereof during the period
           as disclosed in note 17 to the financial statements                                          37,347
                                                                                                        ------
                                                                                                        52,695
                                                                                                        ======

45.      OPERATING LEASE COMMITMENTS

         As lessee

         At 31 December 2002, the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

                                                                                                     31.12.2002
                                                                                                     ----------
                                                                                                       HK$'000
         Within one year                                                                                18,154
         In the second to fifth years inclusive                                                         13,884
                                                                                                        ------
                                                                                                        32,038
                                                                                                        ======



         Operating lease payments represent rentals payable by the Company for certain of its office properties, shops and employees' quarters. Leases are negotiated for an average term of two years.

         As lessor

         At 31 December 2002, the Company had not contracted with tenants for any future minimum lease payments.


46.      CAPITAL COMMITMENTS

                                                                                                     31.12.2002
                                                                                                     ----------
                                                                                                       HK$'000
         Contracted for but not provided in the financial statements
           in respect of acquisition of property, plant and equipment                                    3,751
         Contracted for but not provided in the financial statements
           in respect of investments                                                                     5,000
                                                                                                        ------
                                                                                                         8,751
                                                                                                        ======

47.      PROVIDENT FUND SCHEMES

         The Company has retirement schemes covering a substantial portion of its employees. The principal schemes are defined contribution schemes. The assets of these schemes are held separately from those of the Company in funds under the control of independent trustees.

         With effect from 1 December 2000, the Company joined a Mandatory Provident Fund scheme ("MPF Scheme") for all its new employees employed therefrom or existing employees wishing to join the MPF Scheme. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Company in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are required to make contributions to the MPF Scheme at rates specified in the rules. The only obligation of the Company in respect of MPF Scheme is to make the required contributions under the MPF Scheme.

         The amounts charged to the income statement represent contributions payable to schemes and the MPF Scheme by the Company at rates specified in the rules of the schemes less forfeiture of HK$650,000 arising from employees leaving the Company prior to completion of the qualifying service period, if any.

         At the balance sheet date, the total amount of forfeited contributions, which arose upon employees leaving the retirement benefit schemes and which are available to reduce the contributions payable in future years was HK$233,000.

48.      POST BALANCE SHEET EVENT

         Subsequent to the balance sheet date, the directors proposed a capital reorganisation of the Company ("Capital Reorganisation") for approval by the shareholders of the Company. The Capital Reorganisation includes, among other things, the following:

         (i) every eighty shares of the Company ("Existing Shares") in issue of HK$0.01 each will be consolidated into one share of HK$0.80 ("Consolidated Share");

         (ii) the nominal value of each of the issued Consolidated Shares will then be reduced in value from HK$0.80 to HK$0.01 each by cancelling HK$0.79 of the capital paid up thereon so as to form one share of HK$0.01;

         (iii) the authorised share capital of the Company will be reduced from HK$500 million to HK$100 million by cancelling 40,000,000,000 unissued Existing Shares;

         (iv) an amount of approximately HK$1,019,606,000 standing to the credit of the share premium account of the Company as at 31 December 2002 will be cancelled; and

         (v) the credit arising from the above capital reduction and share premium reduction in the aggregate amount of approximately HK$1,200,484,000 will be credited to the contributed surplus account of the Company in respect of which the directors of the Company are authorised to apply such surplus in any manner permitted by the laws of Bermuda and the Bye-laws, including the elimination of the accumulated losses of the Company.

         The Capital Reorganisation has not been completed at the date of this report.

49.      RELATED PARTY TRANSACTIONS

         (a) During the period, the Company had transactions with related parties as follows:

                                                                                                               1.4.2002
                                                                                                                  TO
                  (I)      NATURE OF TRANSACTIONS       NOTE    NAME OF COMPANY                               31.12.2002
                           ----------------------       ----    ---------------                               ----------
                                                                                                                HK$'000
                           Agency fees paid by the       (i)    HK Ananda Travel (Malaysia)
                             Company                              Sdn. Bhd.                                        484
                                                                Ananda Travel Company Limited**                    321
                                                                Ananda Travel Service, Inc.                        111
                                                                Ananda Travel Philippines, Inc.                    103
                                                                                                                 -----
                                                                                                                 1,019
                                                                                                                 =====
                           Property rental expenses     (ii)    Tower Property Limited
                             paid by the Company                                                                 5,439
                                                                                                                 =====
                           Printing expenses paid       (iii)   Ananda Public Relations &
                             by the Company                       Advertising Limited                            1,013
                                                                                                                 =====
                           Air ticketing and travel     (iv)    Ananda Travel Service, Inc.                         64
                             services income received           HK Ananda Travel (Malaysia)
                             by the Company                       Sdn. Bhd.                                         14
                                                                                                                 -----
                                                                                                                    78
                                                                                                                 =====

                           Notes:

                           (i) The above companies acted as the Company's tour operators in the jurisdictions in which they are located. Agency fees are calculated in accordance with the agency agreements entered into between the Company and each of the above related companies on 20 September 1997.

                           (ii) The Company continued to occupy office premises owned by Tower Property Limited until December 2002. The rentals were calculated on the basis of an amount determined by reference to the floor area of the relevant property, and comparable rent paid for similar properties by tenants occupying such premises.

                           (iii) Ananda Public Relations & Advertising Limited provided printing services for the Company's promotional materials at prices comparable to market rates.

                           (iv) The above companies purchased air tickets and other travel related services from the Company at rates comparable to market rates.

         The Company accrued a fee of HK$9,000 payable to each of Ananda Development Limited and Ananda Holdings Limited for the Company to use the address of certain premises in Guangzhou and Hong Kong as the correspondence address of the Company's representative office in Guangzhou and the Company's head office and principal place of business respectively.

         The Company paid an annual fee of HK$10 to Ananda Holdings Limited for a non-exclusive licence to the Company to use the "Ananda" trademark.

         Messrs. Chan have controlling interests in the above companies, except for Ananda Travel Philippines, Inc., Ananda Travel Service, Inc., Ananda Travel Company Limited** and HK Ananda Travel (Malaysia) Sdn. Bhd., companies in which they have minority interests.

         ** Being English translation of legal Chinese name as the company does not have any legal English name.

                                                                                                      1.4.2002
                                                                                                         TO
         (II)     NATURE OF TRANSACTIONS            NOTE    NAME OF COMPANY                          31.12.2002
                  ----------------------            ----    ---------------                          ----------
                                                                                                       HK$'000
                  Property rental expenses           (i)    Mass Success International
                    paid and payable                          Limited                                     288
                    by the Company                                                                     ======
                  Air ticketing and travel          (ii)    Hanny Holdings Limited
                    service income received                   and its subsidiaries                      1,056
                    and receivable by the                   Star East Holdings Limited
                    Company                                   and its subsidiaries                        901
                                                            Paul Y. - ITC Construction
                                                              Holdings Limited and its
                                                              subsidiaries                                838
                                                            ITC Corporation Limited
                                                              and its subsidiaries                        460
                                                            Leadership Publishing
                                                              Group Limited
                                                              (formerly known as
                                                              Sing Pao Media Company
                                                              Limited) and its subsidiaries               439
                                                            Rosedale and its subsidiaries                 303
                                                            China Strategic Holdings
                                                              Limited and its subsidiaries                248
                                                                                                       ------
                                                                                                        4,245
                                                                                                       ======
                  Interest on convertible notes     (iii)   Million Good Limited                        1,345
                                                                                                       ======
                  Loan interest paid and            (iv)    Hanny Holdings Limited
                    payable by the Company                    and its subsidiaries                      1,298
                                                            China Strategic Holdings Limited
                                                              and its subsidiaries                        891
                                                                                                       ------
                                                                                                        2,189
                                                                                                       ======

         Notes:

         (i) The majority of the Company's subsidiaries started to occupy office premises owned by Mass Success International Limited in December 2002. The pricing of the transactions was determined in accordance with the terms of relevant agreements.

         (ii) The above companies purchased air tickets from the Company at rates comparable to market rates.

         (iii) The interest on convertible notes was calculated at the rate specified in the convertible notes issued.

         (iv) The interest paid and payable by the Company for loans from these companies was calculated at rates stated in the relevant agreements.

         Certain directors of the Company are also directors of and/or have beneficial interests in those companies other than Rosedale. Rosedale is an associate of the Company.

(b) During the period, the Company received hotel management fees of HK$1,075,000 from Heilongjiang Ananda in accordance with the hotel management contract entered into with Heilongjiang Ananda.

(c) During the period, two directors of the Company including a former executive director executed personal guarantees to a bank and a securities company to secure their loans granted to the Company. No commission or charges were paid to the directors by the Company in respect of the above guarantees.

(d) During the period, the Company received loans from related companies. Details of their relationship and the terms of the loans are set out in note 31 to the financial statements.

(e) During the period from 1 April 2002 to 31 December 2002, the Company maintained trading accounts with related companies. Terms of the balances and allowances made during the period are set out in notes 24 and 32 to the financial statements.

(f) On 22 July 2002, the Company together with other parties entered into a series of agreements with Rosedale. As at the balance sheet date, Rosedale is an associate of China Strategic Holdings Limited which is an indirect substantial shareholder of the Company. One of them included disposing of its interest in an investment company holding a right to acquire a 60% interest in Luoyang Golden Gulf Hotel Co., Limited whose principal asset is the Golden Gulf Hotel in Luoyang, the PRC, for a consideration of HK$110,000,000 which was satisfied by 366,666,666 new shares of Rosedale. The transaction was completed in December 2002 upon approvals by shareholders and other regulatory bodies.

         The Company, in relation to the disposal of the interest in the investment company holding Luoyang Golden Gulf Hotel Co., Limited gave an undertaking to Rosedale to indemnify it against any potential loss they may suffer as a result of failure to transfer the land use right to the investment company including the payment of any land premium payable for such transfer. It is estimated that the land premium for such transfer would be approximately RMB39.7 million (equivalent to approximately HK$37,347,000).

         In addition to the above 366,666,666 new shares in Rosedale, the Company also subscribed for 1,000,000,000 shares in Rosedale at a price of HK$0.30 per share amounting in aggregate to a total consideration of HK$300,000,000. The transaction was also approved by the independent shareholders of the Company at the special general meeting held on 28 October 2002.

50.      PRINCIPAL SUBSIDIARIES

         Details of the Company's principal subsidiaries as at 31 December 2002, all of which are wholly owned by the Company, unless otherwise stated, are as follows:

                                                                      ISSUED AND
                                                 PLACE OF               PAID UP
                                              INCORPORATION/        SHARE CAPITAL/
         NAME OF COMPANY                       REGISTRATION       REGISTERED CAPITAL      PRINCIPAL ACTIVITIES
         ---------------                       ------------       ------------------      --------------------
         Airport Hotelink Limited              Hong Kong                   HK$10,000      Shuttle bus services

         Ananda Autotech Service               Hong Kong                  HK$100,000      Motor vehicles repair and
           Limited                                                                          maintenance services

         Ananda China Hotel                    British Virgin                   US$1      Investment holding
           Investment Limited                    Islands

         Ananda Hotel Management               British Virgin                   US$4      Hotel management services
           Limited                               Islands                                    in the PRC

         Ananda Travel (Canada)                Canada                       C$15,000      Travel and related services
           Limited

         Ananda Travel Limited                 Hong Kong                HK$2,000,000      Travel and related services

         Ananda Travel Limited                 Macau                    MOP1,000,000      Travel and related services

         Ananda Travel (U.K.) Limited          United Kingdom                   GBP2      Travel and related services

         Ananda Wing On Travel (BVI)           British Virgin              US$10,000      Investment holding
           Limited                               Islands

         Asian Fame Int'l Limited              British Virgin                   US$1      Investment holding
                                                 Islands

         Asian Pearl Investments               British Virgin                   US$1      Investment holding
           Limited                               Islands

         Asian Universe Limited                Hong Kong                        HK$2      Property investment in
                                                                                            Hong Kong

         Benchmark Pacific Limited             British Virgin                   US$1      Investment holding
                                                 Islands

         Credit Paradise Limited               Hong Kong                        HK$2      Property investment in
                                                                                            Malaysia

         Golden Sun Limited                    Hong Kong                        HK$2      Investment holding

         Guangdong Ananda Bus Co.              Hong Kong                   HK$10,000      Shuttle bus services
           Limited

         Guangdong Ananda                      Hong Kong                   HK$10,000      Shuttle bus services
           Trans-Island Limousine
           Co. Limited

                                                                      ISSUED AND
                                                 PLACE OF               PAID UP
                                              INCORPORATION/        SHARE CAPITAL/
         NAME OF COMPANY                       REGISTRATION       REGISTERED CAPITAL      PRINCIPAL ACTIVITIES
         ---------------                       ------------       ------------------      --------------------
         Guangdong Ananda Wing                 Hong Kong                   HK$10,000      Shuttle bus services
           On Bus Co. Limited

         Guangdong Wing On Bus                 Hong Kong                   HK$10,000      Shuttle bus services
           Co. Limited


         Hong Kong Wing On Travel              Hong Kong                  Ordinary -      Outbound travel and related
           Service Limited                                                    HK$100        services
                                                                          Deferred -
                                                                       HK$20,000,000 *

         Intercontinental Hire Cars            Hong Kong               HK$10,000,000      Transportation services
           Limited

         Kingsgrove International              Hong Kong                        HK$2      Property investment in
           Limited                                                                          Hong Kong

         Many Good Money Exchange              Hong Kong                  HK$100,000      Money exchange services
           Limited
         (formerly known as
           Many Good Limited)

         Mexmara Holdings Limited              British Virgin                   US$1      Property investment in
                                                 Islands                                    Hong Kong

         Millennium Target Holdings            British Virgin                   US$1      Investment holding
           Limited                               Islands

         Moreton International Limited         Hong Kong                        HK$2      Property investment in
                                                                                            Hong Kong

         Shenzhen Airport-HK Shuttle           Hong Kong                   HK$10,000      Transportation services
           Bus Limited

         South Africa Express Limited          British Virgin                   US$1      Overseas travel services
                                                 Islands

         Success Fund Industrial Limited       Hong Kong                      HK$100      Property investment in the PRC

         Super Grade Investment                British Virgin                   US$1      Property investment in
           Limited                               Islands                                    Hong Kong

         Trans-Island Limousine                Hong Kong                  Ordinary -      Transportation services
           Service Limited                                                  HK$1,000
                                                                          Deferred -
                                                                       HK$30,000,000 *

         Watertours of Hong Kong               Hong Kong                  Ordinary -      Watertour services
           Limited                                                      HK$1,500,000
                                                                           "B" - 100 *

         World Way (Pacific) Limited           Hong Kong                        HK$2      General trading

         * The deferred shares and "B" shares are owned by the Company, practically carry no rights to dividends or to receive notice of or to attend or vote at any general meeting of the respective companies or to participate in any distribution in winding up.

         All of the above principal subsidiaries, other than Ananda Wing On Travel (BVI) Limited, are held indirectly by the Company.

         The above principal subsidiaries operate in their respective place of incorporation or registration unless as stated otherwise.

         The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets and liabilities of the Company. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

         No debt securities have been issued by any of the subsidiaries.

51. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG ("HK GAAP") AND IN UNITED STATES ("US GAAP")

         The consolidated financial statements are prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. The cash flow statement used in the primary financial statements complies with International Accounting Standards No. 7.

         The significant differences between HK GAAP and US GAAP as they relate to the Company are principally attributable to the accounting for the goodwill arising on acquisition, convertible notes with beneficial conversion features, deferred taxation, investment properties and share options.

         Under HK GAAP, the acquisition of the minority interest in Trans-Island in July 2002 resulted in an excess of purchase consideration paid over the fair value of the net assets acquired, which was recorded as goodwill and is being amortised over a period of 20 years. Under US GAAP, intangible assets, including goodwill, with indefinite useful lives are not amortised but instead tested for impairment at least annually in accordance with the provisions of SFAS 142 "Goodwill and Other Intangible Assets".

         Under HK GAAP, the excess of the fair value of the net assets acquired over the purchase consideration paid for the acquisition of the equity interest in Rosedale, as described in note 18, has been recorded as negative goodwill, which is presented as a deduction from the assets of the Company in the consolidated balance sheet. The Company releases the negative goodwill to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets. Under US GAAP, the excess of assigned value of identifiable assets over the cost of an acquired company, should be allocated on a pro rata basis to all acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other postretirement benefit plans, and any other current assets.

         The Company follows the current practice in Hong Kong of not accounting for convertible notes with a nondetachable conversion feature that is in-the-money (a "beneficial conversion feature"). Under US GAAP, the embedded beneficial conversion feature should be valued separately upon issuance. The discount resulting from allocation of proceeds to the beneficial conversion feature should be recognised as interest expense over the maturity of the convertible notes. All of the unamortised discount remaining at the date of conversion should be immediately recognised as interest expense.

         Under HK GAAP, deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. For US GAAP purposes, deferred tax assets and liabilities are recorded for the expected future tax consequences of all taxable temporary differences and loss or tax credit carryforwards. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that such assets will not be realised. This difference in accounting under HK GAAP and US GAAP has no significant impact on the Company's results of operations or financial position as the realisation of the Company's operating loss carryforwards is not more likely than not and a valuation allowance has been recorded under US GAAP.


         Under HK GAAP, investment properties are stated on the basis of appraised values and depreciation is not provided. Under

         US GAAP, investment properties not held for resale are stated at historical cost less accumulated depreciation. This difference in accounting under HK GAAP and US GAAP had no significant impact on the Company's results of operations or financial position.

         The Company follows the current practice in Hong Kong that no accounting entry is made on grant of share options to its employees and directors. Under US GAAP, the Company accounts for its share option scheme under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortised over the vesting period of the related options. Since no options have been granted under the Company's option plans, this difference in accounting under HK GAAP and US GAAP has no significant impact on the Company's results of operations or financial position.

         The adjustments necessary to present net loss and shareholders' equity in accordance with US GAAP, for the nine months ended 31 December 2002, respectively, are shown in the tables set out below.

                                                                                                      1.4.2002
                                                                                                         TO
                                                                                                     31.12.2002
                                                                                                     ----------
                                                                                                       HK$'000
         Net loss as reported under HK GAAP                                                            (302,858)

         US GAAP adjustments:
           Reversal of amortisation of goodwill                                                             165
           Difference in amortisation attributable to the excess of fair value of net assets acquired over the purchase consideration
               paid for a business acquired                                                                  49
           Interest expense attributable to amortisation of the beneficial
                  conversion feature present in the convertible notes                                  (102,233)
                                                                                                   ------------
         Net loss under US GAAP                                                                        (404,877)
                                                                                                   ============
         Loss per share under US GAAP                                                              (2.45) cents
                                                                                                   ============

         In addition, in the income statement table, interest income of HK$10,679,000 classified as a component of other operating income for HK GAAP purposes is considered non-operating income for US GAAP purposes.

                                                                                                     31.12.2002
                                                                                                     ----------
                                                                                                       HK$'000
         Shareholders' equity as reported under HK GAAP                                                 661,291

         US GAAP adjustments:
           Reversal of amortisation of goodwill                                                             165
           Difference in amortisation attributable to negative goodwill                                      49
           Accounting for beneficial conversion feature
               present in the convertible notes                                                          82,767
                                                                                                        -------
         Shareholders' equity under US GAAP                                                             744,272
                                                                                                        =======

         Other comprehensive loss

                                                                                                      1.4.2002
                                                                                                         TO
                                                                                                     31.12.2002
                                                                                                     ----------
                                                                                                       HK$'000
         US GAAP net loss                                                                              (404,877)
         Foreign currency translation adjustment                                                           (387)
                                                                                                       --------
         Comprehensive loss                                                                            (405,264)
                                                                                                       ========

         Total assets

                                                                                                     31.12.2002
                                                                                                     ----------
                                                                                                       HK$'000
         Total assets under US GAAP                                                                   1,438,243
                                                                                                      =========

         Total liabilities

                                                                                                     31.12.2002
                                                                                                     ----------
                                                                                                       HK$'000
         Total liabilities under US GAAP                                                               693,971
                                                                                                       =======



         The unamortised balance of the beneficial conversion feature present in the convertible notes has been included in the carrying value of the convertible notes.

         Valuation allowances

         Roll forward schedule of allowances for doubtful assets

                                                                      CHARGED TO
                                                                       COSTS AND
                                                   1.4.2002            EXPENSES            WRITE-OFF          31.12.2002
                                                   --------            --------            ---------          ----------
                                                    HK$'000             HK$'000             HK$'000             HK$'000

         Allowance for doubtful debts                  9,877               22,813                --              32,690
         Allowance for advances to
           service suppliers                          47,263              162,122                --             209,385
         Allowance for short term
           investment deposit                             --               23,000                --              23,000
                                                      ======              =======           =======             =======

         Recent Accounting Pronouncements Not Yet Adopted

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations", which must be adopted no later than 1 January 2003. This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The Company will adopt SFAS No. 143 effective 1 January 2003. Management does not believe that the adoption of this standard will have a significant impact on the Company's financial position or results of operations.

         In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Statements No. 4 and 64 deals with the extinguishment of debt. Statement No. 44 deals with the accounting for intangible assets of motor carriers, and Statement No. 13 deals with accounting for leases. The Company expects the changes to Statements No. 4, 44, 64, and 13 and the Technical Corrections will not materially impact its financial position or results of operations.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after 31 December 2002; however, early application is encouraged. Management does not expect the adoption of SFAS No. 146 to have a material effect on the Company's financial position or results of operations.

         In November 2002, the FASB issued Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after 15 December 2002 and the Company has adopted those requirements for these financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after 31 December 2002. The Company is assessing, but has not determined the impact on its financial position or results of operations of the adoption of the initial recognition and measurement provision of FIN 45.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Management does not expect the adoption of SFAS No. 148 to have a material effect on the Company's financial position or results of operations.

         In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements of the business enterprise. FIN 46 applies immediately to variable interest entities created after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 are effective beginning in the third quarter of 2003. Management does not expect the adoption of FIN 46 to have a material impact on the Company's financial position or results of operations.

                          ITEM 18. FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED AND SUBSIDIARIES:

1. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DESCRIPTIONS                                                               PAGE NO.
------------                                                               --------
Report of Independent Public Accountants
   for the Years Ended December 31, 2001 and 2002                            103

Consolidated Statements of Operations and
   Comprehensive loss for the years ended
   December 31, 2000, 2001 and 2002                                          104

Consolidated Balance Sheets as of December 31, 2001 and 2002                 106

Consolidated Statements of Shareholders'
   Equity for the years ended December 31, 2000, 2001 and 2002               108

Consolidated Statements of Cash Flows for the
   years ended December 31, 2000, 2001 and 2002                              109

Notes to Consolidated Financial Statements                                   112

2. INDEX TO FINANCIAL STATEMENT SCHEDULE

Schedule VIII - Valuation and Qualifying Accounts                            140

The report of independent public accountants for the year ended December 31, 2000 is filed as Exhibit 10(b)1.

For a discussion of the Company's change of independent public accountants in 2001, see "Auditors" under "Item 1. Identity of Directors, Senior Management and Advisers" of this annual report.

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS FOR THE YEARS
                        ENDED DECEMBER 31, 2001 AND 2002

                          INDEPENDENT AUDITORS' REPORT

     To the Board of Directors and Shareholders of China Enterprises Limited

         We have audited the accompanying consolidated balance sheets of China Enterprises Limited and its subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2002, all expressed in Renminbi. Our audits also included the financial statement schedule for each of the two years in the period ended December 31, 2002 listed in the index at Item 18(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. The consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows of the Company for the year ended December 31, 2000 (hereinafter collectively referred to as "2000 Consolidated Financial Statements"), before the revisions discussed below to Note 3(h) to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed in their report dated April 23, 2001 an unqualified opinion on those statements.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such 2001 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of China Enterprises Limited and its subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule for each of the two years in the period ended December 31, 2002, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

         As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for the impairment or disposal of long-lived assets effective January 1, 2001 to conform with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Also, as discussed in Note 3 to the consolidated financial statements, on January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets".

         As discussed above, the 2000 Consolidated Financial Statements were audited by other auditors who have ceased operations. As described in Note 3(h), these financial statements have been revised to include the transitional disclosures required by SFAS No. 142, which was adopted by the Company as of January 1, 2002. We audited the disclosures in Note 3(h) that were included to revise the 2000 Consolidated Financial Statements. In our opinion, such disclosures are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 Consolidated Financial Statements other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 Consolidated Financial Statements taken as a whole.

/s/ DELOITTE TOUCHE TOHMATSU
Hong Kong
April 23, 2003 (June 15, 2003 as to Note 25)

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

       (Amounts in thousands, except number of shares and per share data)

                                                                 YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------------
                                                     2000          2001         2002            2002
                                                  ----------    ----------    ----------      --------
                                                      Rmb           Rmb          Rmb             US$
REVENUES:
 - third parties                                   1,275,532     1,903,683     2,400,964       289,971
 - related parties                                   330,310       184,202       209,112        25,255
                                                  ----------    ----------    ----------      --------

Total                                              1,605,842     2,087,885     2,610,076       315,226
COST OF REVENUES                                  (1,443,726)   (1,837,000)   (2,250,785)     (271,834)
                                                  ----------    ----------    ----------      --------

Gross profit                                         162,116       250,885       359,291        43,392
Selling, general and administrative expenses        (153,847)     (134,424)     (192,211)      (23,214)
(Provision for) recovery on amounts due from
  related companies                                       --       (27,000)        5,016           606
                                                  ----------    ----------    ----------      --------

OPERATING INCOME                                       8,269        89,461       172,096        20,784
NON-OPERATING (EXPENSES) INCOME:
  Interest income                                     14,653        11,687        40,413         4,881
  Interest expenses                                  (36,675)      (39,770)      (53,997)       (6,521)
  Other income (expense)                               1,800          (385)          191            23
  Change in fair value of call option                     --            --       (45,328)       (5,474)
  (Impairment loss) recovery on loan receivable      (14,962)        9,800            --            --
  Equity in losses of affiliates                      (1,967)       (2,486)      (89,520)      (10,812)
                                                  ----------    ----------    ----------      --------

(LOSS) PROFIT FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES AND MINORITY INTERESTS                (28,882)       68,307        23,855         2,881
Provision for income taxes                            (5,322)       (2,454)      (17,697)       (2,137)
Minority interests                                       401       (29,428)      (69,101)       (8,346)
                                                  ----------    ----------    ----------      --------

(LOSS) PROFIT FROM CONTINUING OPERATIONS             (33,803)       36,425       (62,943)       (7,602)

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of
  applicable income taxes of Rmb26 in 2000,
  RmbNil in 2001 and 2002                            (45,581)     (171,784)     (199,838)      (24,135)
                                                  ----------    ----------    ----------      --------

NET LOSS                                             (79,384)     (135,359)     (262,781)      (31,737)
Other comprehensive income
 - translation adjustments relating
   to an affiliate                                        --            --            38             5
                                                  ----------    ----------    ----------      --------
COMPREHENSIVE LOSS                                   (79,384)     (135,359)     (262,743)      (31,732)
                                                  ==========    ==========    ==========      ========

       (Amounts in thousands, except number of shares and per share data)

                                                                       YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------------
                                                         2000            2001             2002           2002
                                                          Rmb             Rmb             Rmb             US$
                                                       ---------       ---------       ---------       ---------
BASIC AND DILUTED (LOSS) EARNINGS PER COMMON
  SHARE
Continuing operations                                      (3.73)           4.04           (6.98)          (0.84)
Discontinued operations                                    (5.02)         (19.05)         (22.16)          (2.68)
                                                       ---------       ---------       ---------       ---------
Basic and diluted loss per common share                    (8.75)         (15.01)         (29.14)          (3.52)
                                                       =========       =========       =========       =========

Weighted average number of common shares
  used in the calculation of basic and diluted
  (loss) earnings per common share                     9,069,956       9,017,310       9,017,310       9,017,310
                                                       =========       =========       =========       =========

See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

      (Amounts in thousands, except number of shares and their par values)


                                                         AS OF DECEMBER 31,
                                                 ---------------------------------
                                                   2001         2002         2002
                                                 ---------   ---------     -------
                                                    Rmb         Rmb          US$
ASSETS

Current assets:
  Cash and cash equivalents                        389,602     140,957      17,024
  Restricted cash                                   57,779      26,183       3,162
  Accounts receivable, net of allowance for
     doubtful receivables of Rmb52,956 in 2001
     and Rmb50,974 in 2002                         252,853     314,183      37,945
  Other receivables                                 16,524      39,932       4,822
  Inventories                                      472,795     597,325      72,141
  Marketable securities                                220          50           6
  Prepaid expenses, deferred assets and other
    current assets                                  29,661      50,165       6,059
  Due from related companies, net of allowance
    for doubtful receivables of Rmb27,000 in
    2001 and Rmb21,984 in 2002                     100,299     112,943      13,640
  Notes receivable                                      --      25,319       3,058
  Current assets of discontinued operations        585,605     565,044      68,242
                                                 ---------   ---------     -------
  Total current assets                           1,905,338   1,872,101     226,099

Investments in and advances to affiliates          102,022     232,982      28,138
Due from Chinese joint venture partners              5,413       1,150         139
Convertible note receivable, net                        --      53,339       6,442
Prepayments for equipment                           20,380      78,106       9,433
Property, plant and equipment, net                 423,851     469,694      56,727
Deferred income taxes                                8,127      14,277       1,724
Other assets                                         1,047       1,331         160
Goodwill, net                                        3,876       3,876         468
Non-current assets of discontinued operations      508,911     153,824      18,578
                                                 ---------   ---------     -------
  Total assets                                   2,978,965   2,880,680     347,908
                                                 =========   =========     =======


      (Amounts in thousands, except number of shares and their par values)

                                                                                       AS OF DECEMBER 31,
                                                                               -------------------------------------
                                                                                 2001          2002           2002
                                                                               ---------     ---------       -------
                                                                                  Rmb           Rmb            US$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Short-term bank loans                                                          614,230       659,388        79,636
  Long-term bank loans - current portion                                          36,000        41,600         5,024
  Accounts payable                                                               264,430       401,486        48,489
  Other payables                                                                  35,348        43,266         5,225
  Accrued liabilities                                                             46,506        71,545         8,641
  Due to ultimate parent company                                                   1,772            --            --
  Taxes other than income                                                          9,572        16,190         1,956
  Income taxes payable                                                             1,391        13,828         1,670
  Current liabilities of discontinued operations                                 549,411       583,460        70,466
                                                                               ---------     ---------       -------
  Total current liabilities                                                    1,558,660     1,830,763       221,107
                                                                               ---------     ---------       -------
Long-term bank loans, net of current portion                                      26,600        75,000         9,058
Due to Chinese joint venture partners                                                175           150            18
Loans from related companies                                                      23,934         1,058           128
Non-current liabilities of discontinued operations                                42,575        12,671         1,530
                                                                               ---------     ---------       -------
  Total liabilities                                                            1,651,944     1,919,642       231,841
                                                                               ---------     ---------       -------
Minority interests                                                               280,621       346,819        41,886
Minority interests of discontinued operations                                    242,203        79,013         9,543
                                                                               ---------     ---------       -------
  Total minority interests                                                       522,824       425,832        51,429
                                                                               ---------     ---------       -------
Obligations and commitments (Note 17)
Shareholders' equity:
  Supervoting common stock - par value US$0.01 per share (20,000,000 shares authorized; 3,000,000 shares outstanding at
    December 31, 2001 and 2002)                                                      244           244            29
  Common stock - par value US$0.01 per share
    (50,000,000 shares authorized; 6,017,310
     shares outstanding at December 31, 2001
     and 2002)                                                                       526           526            64
  Additional paid-in capital                                                   1,039,501     1,033,253       124,789
  Dedicated capital                                                               37,549        39,708         4,795
  Accumulated other comprehensive losses                                            (543)         (505)          (61)
  Accumulated deficit                                                           (273,080)     (538,020)      (64,978)
                                                                               ---------     ---------       -------
  Total shareholders' equity                                                     804,197       535,206        64,638
                                                                               ---------     ---------       -------
  Total liabilities and shareholders' equity                                   2,978,965     2,880,680       347,908
                                                                               =========     =========       =======

See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

       (Amounts in thousands, except number of shares and per share data)

                                                                                                 ACCUMULATED
                               SHARE OF    SHARES                                                   OTHER
                             SUPERVOTING     OF      SUPERVOTING          ADDITIONAL               COMPRE-
                               COMMON      COMMON      COMMON     COMMON   PAID-IN     DEDICATED   HENSIVE    ACCUMULATED
                                STOCK      STOCK        STOCK     STOCK    CAPITAL      CAPITAL    LOSSES       DEFICIT      TOTAL
                              ---------  ---------   -----------  ------  ---------    --------- -----------  -----------   -------
                                                         Rmb       Rmb       Rmb          Rmb          Rmb          Rmb       Rmb
Balance at January 1, 2000    3,000,000  6,100,000        244       532   1,044,636      35,192       (543)     (38,400)  1,041,661
Net loss                             --         --         --        --          --          --         --      (79,384)    (79,384)
Issuance of shares for
 stock options exercised             --         10         --        --          --          --         --           --          --
Repurchase of shares                 --    (82,700)        --        (6)     (3,642)         --         --           --      (3,648)
Transfer to dedicated
 capital                             --         --         --        --          --         926         --         (926)         --
Dividends declared
 (Rmb0.662 per share)                --         --         --        --          --          --         --       (6,002)     (6,002)
                              ---------  ---------        ---       ---   ---------      ------       ----     --------   ---------
Balance at December
 31, 2000                     3,000,000  6,017,310        244       526   1,040,994      36,118       (543)    (124,712)    952,627
Net loss                             --         --         --        --          --          --         --     (135,359)   (135,359)
Released on disposition
 of discontinued operations          --         --         --        --          --     (11,578)        --           --     (11,578)
Transfer to dedicated
 capital                             --         --         --        --          --      13,009         --      (13,009)         --
Dividends declared
 (Rmb0.1655 per share)               --         --         --        --      (1,493)         --         --           --      (1,493)
                              ---------  ---------        ---       ---   ---------      ------       ----     --------   ---------
Balance at December
 31, 2001                     3,000,000  6,017,310        244       526   1,039,501      37,549       (543)    (273,080)    804,197
Net loss                             --         --         --        --          --          --         --     (262,781)   (262,781)
Loss on dilution of
 interest in an affiliated
 and a subsidiary of an
 affiliate                           --         --         --        --      (6,248)         --         --           --      (6,248)
Foreign currency
translation
 adjustment relating
 to an affiliate                     --         --         --        --          --          --         38           --          38
Transfer to dedicated
 capital                             --         --         --        --          --       2,159         --       (2,159)         --
                              ---------  ---------        ---       ---   ---------      ------       ----     --------   ---------
Balance at December
 31, 2002                     3,000,000  6,017,310        244       526   1,033,253      39,708       (505)    (538,020)    535,206
                              =========  =========        ===       ===   =========      ======       ====     ========   =========

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (Amounts in thousands)

                                                                  YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------
                                                        2000        2001        2002        2002
                                                      --------    --------    --------    --------
                                                         Rmb        Rmb         Rmb         US$
Cash flows from operating activities:
  Net loss                                             (79,384)   (135,359)   (262,781)    (31,737)
  Adjustments to reconcile net loss to net cash
    provided by operating activities:
    Loss (gain) on disposition of discontinued
      components                                            --      28,588     (20,144)     (2,433)
    Minority interests                                 (40,758)    (57,841)    (76,073)     (9,188)
    Change in fair value of call option                     --          --      45,328       5,474
    Equity in losses of affiliates                       1,967       2,486      89,520      10,812
    Deferred income taxes                                   --      (8,127)     (6,150)       (743)
    Impairment loss provision for advances to
      affiliates                                            --          --       4,451         538
    Impairment loss provision for
      available-for-sale securities                      1,941          --          --          --
    Impairment loss provision (recovery) on
      loan receivable                                   14,962      (9,800)         --          --
    Impairment loss provision for long-lived assets      3,852      50,133     291,648      35,223
    Impairment loss provision for goodwill                  --       4,023          --          --
    Provision for (recovery on) amounts due from
      related companies                                     --      27,000      (5,016)       (606)
    Loss on disposal of available-for-sale
      securities                                         2,943          --          --          --
    Loss (gain) on disposal of property, plant and
      equipment                                          3,468      21,323        (895)       (108)
    Depreciation and amortization                      109,985     118,399     106,015      12,804
    Amortization of discount on subscription of
      the convertible note receivable                       --          --     (21,914)     (2,646)
Changes in operating assets and liabilities
  (net of effects of acquisition and disposal):
    Accounts and other receivables, net                (20,357)    (25,536)    (91,973)    (11,108)
    Marketable securities (US treasury bond)            79,734          --          --          --
    Inventories                                        (78,986)    (48,825)    (97,220)    (11,741)
    Prepaid expenses, deferred assets and
      other current assets                              (7,501)      3,910     (21,832)     (2,637)
    Due from related companies                         (43,787)     32,414     (10,641)     (1,285)
    Other assets                                        (3,668)     (1,795)       (223)        (27)
    Accounts payable and other payables                147,139     119,352     159,801      19,299
    Accrued liabilities                                 47,270      14,880      28,154       3,400
    Taxes other than income                             16,906       7,584       9,002       1,087
    Income taxes payable                                (1,359)        182      12,437       1,502
                                                      --------    --------    --------    --------
Net cash provided by operating activities              154,367     142,991     131,494      15,880
                                                      --------    --------    --------    --------


                             (Amounts in thousands)

                                                               YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------
                                                      2000        2001        2002        2002
                                                    --------    --------    --------    --------
                                                       Rmb        Rmb         Rmb         US$
Cash flows from investing activities:
  Proceeds from sales of available-for-sale
    securities                                         8,554          --          --          --
  Subscription of a convertible note receivable           --          --    (127,284)    (15,372)
  Increase in notes receivable                            --          --    (464,961)    (56,155)
  (Increase) decrease in restricted bank deposits    (11,451)    (46,328)     31,596       3,816
  Investment in and advances to affiliates, net      (11,855)        929    (180,612)    (21,813)
  Purchase of property, plant and equipment          (75,868)   (135,212)   (287,536)    (34,727)
  Proceeds from disposal of property, plant and
    equipment                                          3,784       2,267      77,320       9,339
  Proceeds from disposal of trading securities            --         170         170          21
  Repayment of loans receivable                           --      10,000          --          --
  Repayment of notes receivable                           --          --     140,412      16,958
  Decrease (increase) in due from Chinese
    Joint venture partners                             7,570     (10,036)      5,356         647
  Acquisition of a subsidiary, net
    of cash acquired                                      --       4,120          --          --
  Proceeds from disposal of business
    components, net                                       --       1,734         833         100
                                                    --------    --------    --------    --------
Net cash used in investing activities                (79,266)   (172,356)   (804,706)    (97,186)
                                                    --------    --------    --------    --------
Cash flows from financing activities:
  Payment of dividends to shareholders                (6,002)     (1,493)         --          --
  Repurchase of common stock                          (3,648)         --          --          --
  Payment of dividends to minority interests          (1,299)        (66)     (5,801)       (700)
  Net increase in notes payable                           --          --     299,230      36,139
  (Decrease) increase in due to ultimate
    parent company                                    (2,936)        424      (1,772)       (214)
  (Repayment) advance of loans from a
    related company                                     (295)     24,198     (22,809)     (2,755)
  Net increase in short-term bank loans               25,479     113,739      84,858      10,249
  Proceeds of long-term bank loans                        --      68,189     144,410      17,441
  Repayment of long-term bank loans                  (38,900)    (80,000)    (36,000)     (4,348)
  Decrease in due to Chinese joint venture
    partners                                         (52,174)    (10,194)    (19,936)     (2,408)
  Payment of capital lease obligations                    --     (18,973)         --          --
                                                    --------    --------    --------    --------
Net cash (used in) provided by financing
  activities                                         (79,775)     95,824     442,180      53,404
                                                    --------    --------    --------    --------
Net (decrease) increase in cash and cash
  equivalents                                         (4,674)     66,459    (231,032)    (27,902)
                                                    --------    --------    --------    --------
Cash and cash equivalents, beginning of year         413,871     409,197     475,656      57,446
                                                    --------    --------    --------    --------
Cash and cash equivalents, end of year               409,197     475,656     244,624      29,544
                                                    ========    ========    ========    ========

                             (Amounts in thousands)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                               -------------------------------------
                                                                                2000     2001       2002       2002
                                                                               ------   -------    -------   -------
                                                                                 Rmb      Rmb        Rmb       US$
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest paid - net of amounts capitalized                                 47,009    49,034     74,873     9,043
    Net income tax paid (refunded)                                              1,359      (182)    11,410     1,378
                                                                               ======   =======    =======   =======

Supplemental schedule of non-cash investing and financing activities:
    Assignment of notes receivable to a holder
      of notes payable                                                             --        --    299,230    36,139
    Capital lease obligations incurred                                             --    18,973         --        --
    Conversion of convertible note receivable,
      and the related transfer from derivative
      instruments, to equity interest in an
      affiliate (see Note 9)                                                       --        --     50,531     6,103
    Long-term advance from a Chinese joint
      venture partner capitalized
      in a subsidiary                                                              --    19,600         --        --
                                                                               ======   =======    =======   =======
Details of acquisition:
  Fair value of assets acquired (including cash
    acquired of Rmb4,120)                                                          --    50,644         --        --
  Minority interests acquired                                                      --   (10,058)        --        --
    Loan advance capitalized in connection
      with the acquisition                                                         --   (10,569)        --        --
                                                                               ------   -------    -------   -------
    Liabilities assumed                                                            --    30,017         --        --
                                                                               ======   =======    =======   =======

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, per share/share option data and unless otherwise stated)

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES

         China Enterprises Limited (the "Company") was incorporated in Bermuda on January 28, 1993. Its common stock traded on the New York Stock Exchange (the "NYSE") until September 27, 2002 when it was suspended from trading as a result of the Company's failure to meet the NYSE's continuing listing standards. On November 26, 2002, the Company's common stock began trading on the OTC (Over-the-Counter) Bulletin Board. On December 30, 2002, the common stock of the Company was delisted from trading on the NYSE.

As of December 31, 2002, the Company had the following subsidiaries (together with the Company, collectively referred to as the "Group"):

         * Hangzhou Zhongce Rubber Co., Limited ("HZ", located in Hangzhou, Zhejiang, the People's Republic of China (the "PRC"));

         * Double Happiness Tyre Industries Corporation Limited ("DH", located in Taiyuan, Shanxi, the PRC);

         * Yinchuan C.S.I. (Greatwall) Rubber Co. Limited ("YC", located in Yinchuan, Ningxia, the PRC);

         * Hangzhou Fu Chun Jiang Chemical Industrial Co., Limited ("FCJ", located in Hangzhou, Zhejiang, the PRC);

         CSI Rubber Industries Limited ("CSI Rubber", incorporated in Hong
         Kong);

         Orion Tire Corporation ("Orion Tire", incorporated in the United States of America (the "US"));

         Orion (B.V.I.) Tire Corporation ("Orion BVI", incorporated in the British Virgin Islands (the "BVI"));

         Container Limited ("Container", incorporated in the BVI);

         Capital Canton Limited ("Capital Canton", incorporated in the BVI);

         Century Lead Limited ("Century Lead", incorporated in the BVI);

         Easy Legend Limited ("Easy Legend", incorporated in the BVI);

         Great Windfall Agents Limited ("Great Windfall Agents", incorporated in the BVI);

         Honest Map Limited ("Honest Map", incorporated in the BVI);

         Leading Returns Limited ("Leading Returns", incorporated in the BVI);

         Million Good Limited ("Million Good", incorporated in the BVI);

         Sincere Ocean Limited ("Sincere Ocean", incorporated in the BVI);

         Supreme Solutions Limited ("Supreme Solutions", incorporated in the
         BVI);

         Ventures Kingdom Limited ("Ventures Kingdom", incorporated in the BVI); and

       Wealth Faith Limited ("Wealth Faith", incorporated in the BVI).

       All of these subsidiaries are distinct legal entities with limited liability.

       *      These subsidiaries are collectively known as the "PRC
              Subsidiaries".

       Details of these subsidiaries are summarized as follows:

                                                                                        CSI                ORION          ORION
                             HZ              DH           YC            FCJ            RUBBER              TIRE             BVI
                         --------------  ------------  -----------   -------------  -----------------   -------------  ------------
Legal status             Sino-foreign    Same as HZ    Same as HZ    Same as HZ     Limited liability   Same as        Same as
                         equity joint                                               company             CSI Rubber     CSI Rubber
                         venture

Principal activities     Manufacture of  Same as HZ    Same as HZ    Manufacture    Investment          Inactive       Inactive
                         rubber tires                                and trade of   holding
                                                                     tire rubbers
                                                                     and carbon
                                                                     powder


Registered               Rmb470          Rmb280        Rmb668        Rmb4.61        HK$2                US$1           US$100
capital/Issued           million         million       million       million
capital (amount
as stated)

Percentage of            51              55            51            26.13*         100                 60             60
ownership by
the Company (%)

Term of joint            50 years        Same as HZ    Same as HZ    20 years       N/A                 N/A            N/A
venture (if              from the date                               from the date
applicable)              of issuance                                 of issuance
                         of business                                 of business
                         license                                     license


                                                                                           GREAT
                                            CAPITAL       CENTURY       EASY             WINDFALL          HONEST
                            CONTAINER       CANTON         LEAD        LEGEND             AGENTS             MAP
                         --------------  ------------  -----------   -------------  -----------------   -------------
Legal status             Same as CSI     Same as CSI   Same as CSI   Same as CSI    Same as CSI         Same as CSI
                         Rubber          Rubber        Rubber        Rubber         Rubber              Rubber

Principal activities     Investment      Investment    Investment    Investment     Investment          Investment
                         holding         holding       holding       holding and    holding and         holding and
                                                                     financing      financing           financing

Registered               US$1            US$1          US$1          US$1           US$1                US$1
capital/Issued
capital (amount
as stated)

Percentage of            100             100           100           100            100                 100
ownership by
the Company (%)

Term of joint            N/A             N/A           N/A           N/A            N/A                 N/A
venture (if
applicable)


                             LEADING        MILLION       SINCERE       SUPREME        VENTURES            WEALTH
                             RETURNS         GOOD         OCEAN         SOLUTIONS       KINGDOM            FAITH
                         --------------  ------------  -----------   -------------  -----------------   -------------
Legal status             Same as CSI     Same as CSI   Same as CSI   Same as CSI    Same as CSI         Same as CSI
                         Rubber          Rubber        Rubber        Rubber         Rubber              Rubber

Principal activities     Investment      Investment    Investment    Investment     Investment          Investment
                         holding and     holding       holding       holding and    holding and         holding and
                         financing                                   financing      financing           financing

Registered               US$1            US$1          US$1          US$1           US$1                US$1
capital/Issued
capital (amount
as stated)

Percentage of            100             100           100           100            100                 100
ownership by
the Company (%)

Term of joint            N/A             N/A           N/A           N/A            N/A                 N/A
venture (if
applicable)

*      Held by HZ resulting in an effective ownership by the Company of 26.13%.


       The PRC Subsidiaries conduct their operations in the PRC. The Company is, accordingly, subject to special considerations and significant risks not typically associated with investments in equity securities of the United States and Western European companies. These include, among others, risks associated with political and economic environment, foreign currency exchange, import restrictions and legal system of the PRC.

       On February 18, 2002, March 28, 2002, January 29, 2002 and May 21, 2002,
the Company established four wholly owned subsidiaries, namely, Easy Legend, Great Windfall Agents, Honest Map and Supreme Solutions, respectively, at an investment cost of US$1 (amount as stated) each. Their principal activities are investment holding and financing.

2. BASIS OF PRESENTATION

       The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This basis of accounting differs from that used in the statutory financial statements of the PRC Subsidiaries, which were prepared in accordance with the accounting principles and the relevant financial regulations as established by the Ministry of Finance of the PRC.

       The principal adjustments made to conform the statutory financial statements of the PRC Subsidiaries to U.S. GAAP included the following:

       - Additional impairment loss provision for long-lived assets;

       - Non-capitalization of interest expense related to the financing of certain construction-in-progress which have been temporarily suspended from construction; and

       - Recording appropriations to staff welfare and incentive bonus fund as a charge to income.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a) BASIS OF CONSOLIDATION

              The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and all of its majority owned and controlled subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation. Investments in 50% or less owned companies over which the Company exercises significant influence but not control, are accounted for using the equity method. Under the equity method, the Company's proportionate share of the affiliate's net income or loss is included in the consolidated statement of operations.

       (b) REVENUES

              Revenues represent the invoiced value of goods, net of value-added tax ("VAT") and other sales taxes, supplied to customers. Revenues are recognized upon delivery and acceptance of goods by the customers. The Company permits the return of damaged or defective products and accounts for these returns as deduction from sales.

       (c) SHIPPING AND HANDLING FEES AND COSTS

              Costs for transportation of products to customers is recorded as a component of selling, general and administrative expense (see Note 23).

       (d) CASH AND CASH EQUIVALENTS

              The Company considers cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Included in cash and cash equivalents as of December 31, 2001 and 2002 were United States dollar deposits of US$18,960 (Rmb156,989) and US$7,628 (Rmb63,160), respectively.

              Cash and cash equivalents included in the consolidated statements of cash flows included cash and cash equivalents of discontinued operations shown under the current assets of discontinued operations in the consolidated balance sheets totaling Rmb86,055 and Rmb103,667 as of December 31, 2001 and 2002, respectively.

       (e) MARKETABLE SECURITIES

              The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. Marketable securities are classified as either trading or available-for-sale. Trading securities are carried at fair value, based on quoted market prices, with unrealized gains and losses included in the consolidated statement of operations for the year. Investments in marketable securities classified as available-for-sale are also carried at fair value, with unrealized gains or losses excluded from the consolidated statement of operations and reported as other comprehensive income. If the decline in fair value is determined to be other than temporary, the amount of write-down to fair value is included in the determination of operating results for the year as a realized loss. The cost of securities sold is based on the average cost method and income earned is included in other income.

              For the year ended December 31, 2000, a write-down of the carrying amounts of the Group's available-for-sale securities in the amount of Rmb1,900 was considered to be impairment loss other than temporary and, accordingly, was included in the determination of the operating results of the Group. The Group sold these securities at a loss of Rmb2,900 during that year.

       (f) INVENTORIES

              Inventories are stated at the lower of cost, on an average cost basis, or market value. Costs of work-in-progress and finished goods comprise direct materials, direct labor and an attributable proportion of production overheads. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels.

       (g) PROPERTY, PLANT AND EQUIPMENT

              Property, plant and equipment is stated at cost of acquisition less accumulated depreciation and provision for impairment loss. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred.

              Depreciation of property, plant and equipment is computed using the straight-line method over the assets' remaining estimated economic useful lives and an estimated residual value of 4% to 10% of the costs except for land use rights which have no residual value. The estimated useful lives of property, plant and equipment are as follows:

        Land use rights                                                50 years
        Buildings                                                      20 years
        Machinery and equipment                                        10 years
        Motor vehicles                                                  5 years
        Furniture, fixtures and office equipment                        5 years

              Construction-in-progress represents factory and office buildings under construction and plant and machinery pending installation. This includes the costs of construction, the costs of plant and machinery and interest capitalized on borrowings during the period of construction or installation. Assets under construction are not depreciated until construction completed and the assets are ready for their intended use. Interest capitalized was Rmb1,580, RmbNil and Rmb3,954 for the year ended December 31, 2000, 2001 and 2002, respectively.

       (h) GOODWILL

              The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Prior to January 1, 2002, goodwill was amortized to expense on a straight-line basis over 20 years and accumulated amortization was Rmb6,323 at December 31, 2001. In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. The Company adopted SFAS No. 142 on January 1, 2002 and discontinued amortization of its existing goodwill. The Company also evaluated goodwill for impairment and determined that no impairment of recorded goodwill was necessary as of January 1, 2002.

              The following transitional disclosure represents the Company's reported and adjusted net loss, and basic and diluted loss per share assuming that SFAS No. 142 had been adopted beginning January 1, 2000:

                                             YEAR ENDED DECEMBER 31,
                                    -------------------------------------
                                       2000         2001          2002
                                    ---------    ----------    ----------
                                       Rmb          Rmb           Rmb
Net loss:
As reported                           (79,384)     (135,359)     (262,781)
Add back: goodwill amortization         1,034           891            --
                                    ---------    ----------    ----------
As adjusted                           (78,350)     (134,468)     (262,781)
                                    =========    ==========    ==========

Basic and diluted loss per share:
As reported                             (8.75)       (15.01)       (29.14)
Add back: goodwill amortization          0.11          0.10            --
                                    ---------    ----------    ----------
As adjusted                             (8.64)       (14.91)       (29.14)
                                    =========    ==========    ==========

       (i) IMPAIRMENT

              In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", the Company evaluates the impairment of long-lived assets based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values (see Note 5).

       (j) INCOME TAXES

              The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply when those temporary differences are expected to reverse. Valuation allowances are established to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

       (k) VAT AND CONSUMPTION TAX ("CT")

              All the PRC Subsidiaries are subject to VAT and CT. They are recognized on an accrual basis and revenues are recorded net of these taxes.

       (l) FOREIGN CURRENCIES

              The PRC subsidiaries of the Group maintain their books and records in Renminbi, their functional currency. Foreign currency transactions are translated into Renminbi at the applicable exchange rates quoted by the People's Bank of China (the "unified exchange rates") prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable unified exchange rates prevailing at the balance sheet dates. Non-monetary assets and liabilities are translated at the unified exchange rates prevailing at the time the assets or liabilities were acquired. The resulting exchange differences are included in the consolidated statement of operations.

              Orion Tire and Orion BVI maintain their books and records in United States dollars. The remaining companies in the

       Group other than the PRC Subsidiaries, Orion Tire and Orion BVI maintain their books and records in Hong Kong dollars, their functional currency. For consolidation purposes, their balance sheets were translated into Renminbi using the unified exchange rates prevailing at the respective balance sheet dates. Their statements of operations are translated using a weighted average rate for the period. Exchange differences arising on the translation of these financial statements are treated as translation adjustments and included in the accumulated other comprehensive losses account within shareholders' equity in the consolidated financial statements.

              The Company's share capital is denominated in United States dollar. For financial reporting purposes, the United States dollar capital amounts have been translated into Renminbi at the respective exchange rates prevailing at the capital injection dates.

              The Renminbi currently is not generally a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

              The PRC Subsidiaries conduct their business substantially in the PRC, and their financial performance and position are measured in terms of Renminbi. Any devaluation of the Renminbi against the United States dollar would consequently have an adverse effect on the financial performance and asset values of the Company when measured in terms of United States dollars. The PRC Subsidiaries' products are primarily sold in the PRC for Renminbi. Thus, their revenues and profits are predominantly denominated in Renminbi, and will have to be converted by the Company to pay dividends to the Company in United States dollars. Should the Renminbi devalue against the United States dollar, such devaluation could have a material adverse effect on the Company's profits and the foreign currency equivalent of such profits repatriated by the PRC Subsidiaries to the Company. The Company currently is not able to hedge its Renminbi - United States dollar exchange rate exposure in the PRC because neither the People's Bank of China nor any other financial institution authorized to engage in foreign exchange transactions in the PRC offers forward exchange contracts.

              The translation of Renminbi (Rmb) amounts into United States dollar (US$) amounts are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb8.28, the unified exchange rate on December 31, 2002. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that or at any other rate.

       (m) DEDICATED CAPITAL

              In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the PRC Subsidiaries maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The respective boards of directors of the PRC Subsidiaries will determine on an annual basis the amount of the annual appropriations to dedicated capital. In 2000, 2001 and 2002, certain PRC Subsidiaries appropriated 5% respectively of the profits after tax as reflected in their statutory financial statements to the general reserve fund, enterprise expansion fund, and/or staff welfare and incentive bonus fund. The Company's proportionate interest in appropriations to the general reserve fund and the enterprise expansion fund are reflected in the consolidated balance sheets under shareholders' equity as dedicated capital; however, the appropriation for the staff welfare and incentive bonus fund is charged to consolidated statements of operations and the unused portion is recorded as a current liability.

       (n) BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

              The Company calculates basic and diluted earnings (loss) per share in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings per share is computed using the weighted-average number of common shares outstanding during the year. Diluted earnings per share is computed using the weighted-average number of common shares and common stock equivalent shares outstanding during the year. Common stock equivalent shares such as shares issuable upon the exercise of stock options are excluded from the computation if their effect is anti-dilutive. During 2000, 2001 and 2002, all outstanding options were anti-dilutive (see note 16). The weighted-average number of common shares outstanding for 2000, 2001 and 2002 was 9,069,956, 9,017,310 and
       9,017,310, respectively.

       (o) USE OF ESTIMATES

              The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant items subject to such estimates and assumptions include the carrying value and estimated useful lives of long-lived assets; impairment of goodwill; valuation allowances for receivables and deferred tax assets; liability for product warranty; and the valuation of certain financial instruments.

       (p) FINANCIAL INSTRUMENTS

              The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as of January 1, 2001 and recognizes all derivative instruments on the balance sheet at fair value. The Company does not purchase derivative instruments to manage risks.

              The Group's financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, accounts and other receivable, amounts due from related companies and notes receivable. The Group's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings; therefore, the credit risk is limited. The accounts receivable and amounts due from related companies largely represent amounts due from the Group's customers (including related companies) and are typically on an open account basis. Concentrations of credit risk associated with the accounts receivable are considered minimal due to the Group's diverse customer base. In no period did sales to any one customer accounts for 10% or more of the Group's sales. The Group maintains allowances to cover potential bad debts and believes that no significant credit risk exists as a result of its diverse group of customers. Credit losses, when realized, have historically been within the range of management's expectations. The other receivables comprise principally inventory deposits and VAT recoverable. The Company does not believe there is a significant credit risk from any of these counterparties as they are either major suppliers of the Group or local government authorities. The notes receivable are due from two parties and the Group has reviewed their credit worthiness and does not expect to incur significant loss for uncollected accounts.

              The carrying value of current financial assets and current financial liabilities approximates fair value due to the short-term nature of these instruments. The fair value of long-term bank loans approximate their carrying value as the interest rates approximate those which would have been available for loans of similar remaining maturity at the respective year ends. The fair value of convertible note receivable as of December 31, 2002 was Rmb89,947 which was determined based on the estimated net amount the Company would receive as of December 31, 2002 from the note issuer and the interest rates of similar instruments from market. The fair value of amounts due from/to Chinese joint venture partners and loans from related companies is not determinable.

       (q) COMPREHENSIVE INCOME (LOSS)

              The Company reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". Comprehensive income consists of net income (loss) and other gains and losses affecting shareholders' equity that, under U.S. GAAP are excluded from net income (loss). Comprehensive loss for 2000 and 2001 only represents the Company's net loss, but for 2002, the amount also includes translation adjustment relating to an affiliate. Comprehensive loss has been disclosed within the consolidated statements of operations and comprehensive loss.

(r) SEGMENT INFORMATION

       The Company reports information about operating segments on a basis consistent with the Company's internal organization structure as well as information about geographic areas and major customers in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

(s) RELATED PARTIES

       Parties are considered to be related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

(t) STOCK-BASED COMPENSATION

       The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and has adopted the disclosure-only requirements of SFAS No. 123, "Accounting of Stock-Based Compensation". Compensation expense related to employee stock options is recorded only if, on the measurement date, the quoted market price of the underlying stock exceeds the exercise price.

       Had compensation costs for the Company's stock options issued been determined based on the fair value of the stock options at the grant date, consistent with the provision of SFAS No. 123, the Company's net loss, and basic and diluted loss per share for the years ended December 31, 2000, 2001 and 2002 would have been adjusted to the pro forma amounts indicated below:

                                           2000         2001         2002
                                           ----         ----         ----
                                           Rmb           Rmb          Rmb

Net loss:
   As reported                           (79,384)     (135,359)     (262,781)
   Pro forma                             (80,332)     (135,359)     (262,781)

Basic and diluted loss per share:
   As reported                             (8.75)       (15.01)       (29.14)
   Pro forma                               (8.86)       (15.01)       (29.14)

       For SFAS No. 123 disclosure purposes, the fair value of each option grant is estimated using the minimum value method of the Black-Scholes option pricing model. There were no grants made in fiscal 2001 and 2002. The weighted-average assumptions used for grants made in fiscal 2000 are as follows:

       Risk-free interest rate                       5.68% p.a.
       Expected option life                             5 years
       Expected dividend yield                             0.8%
       Volatility                                        68.72%

(u) ADVERTISING EXPENSES

       The Company expenses advertising costs as incurred. Advertising expenses were Rmb5,497, Rmb5,332 and Rmb7,550 for the years ended December 31, 2000, 2001 and 2002, respectively.

(v) DILUTION OF INTEREST IN EQUITY AFFILIATE/SUBSIDIARY

       The Company records the gains or losses arising from issuance by an equity affiliate or subsidiary of its own stock in additional paid-in capital account within shareholders' equity in the consolidated financial statements.

(w) RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

       In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which must be adopted no later than January 1, 2003. This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The Company will adopt SFAS No. 143 effective January 1, 2003. Management does not believe that the adoption of this standard will have a significant impact on the Company's financial position or results of operations.

       In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Statements No. 4 and 64 deal with the extinguishment of debt. Statement No. 44 deals with the accounting for intangible assets of motor carriers, and Statement No. 13 deals with accounting for leases. The Company expects the changes to Statements No. 4, 44, 64, and 13 and the Technical Corrections will not materially impact its consolidated financial position or results of operations.

       In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002; however, early application is encouraged. Management does not expect the adoption of SFAS No. 146 to have a material effect on the Company's consolidated financial position or results of operations.

       In November 2002, the FASB issued Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002 and the Company has adopted those requirements for these financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002.

       In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company is choosing to continue with its current practice of applying the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees". The Company has adopted the disclosure requirements of SFAS No. 148.

(x) RECLASSIFICATIONS

       Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on the results of operations or financial position for any year presented.

4. ACQUISITION

       In September 2001, HZ capitalized an amount of Rmb10,569 ("Purchase Price") previously advanced to the Chinese joint venture partner of FCJ for a 51.24% interest in that company. There were no differences between the Purchase Price and the estimated fair values of the net assets acquired. Cash acquired through the acquisition was Rmb4,120. This acquisition is immaterial to the Group's results from operations and financial position.

5. DISCONTINUED OPERATIONS

       Effective January 1, 2001, the Company adopted SFAS No. 144. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires a component of an entity that either has been disposed of or is classified as held for sale to be reported as discontinued operations if certain conditions are met.

       During 2001 and 2002, the Company decided to dispose of certain of its subsidiaries which included DH, Yantai C.S.I. Rubber Co., Limited ("YT"), Shandong C.S.I. Synthetic Fiber Co., Limited ("SD") and YC, which have previously been reported under the operating segments "DH", "Others", "Others" and "YC", respectively, under SFAS No. 131.

(a) DH

       DH consisted of a bias tire factory and a radial tire factory under construction. All of DH's revenue was contributed by the bias tire factory as trading and manufacturing activities were only carried out in this factory. In fiscal 1995, DH temporarily suspended construction of the radial tire factory. Total costs incurred for the factory up to December 31, 2001 and 2002, net of provisions, were approximately Rmb82,365 and Rmb39,886, respectively, and had been included in construction-in- progress under property, plant and equipment.

       In late September 2001, the Company's management adopted a plan to dispose of its entire interest in DH and subsequently entered into a share transfer agreement with a third party to dispose of its entire interest in the bias tire factory only for a consideration of Rmb41,000. Although the completion of the sale is pending upon certain approvals being obtained from government authorities, the Company transferred substantially all its risks and benefits of ownership of the factory to the buyer in early December 2001 and accordingly, the Company recognized a net realized loss on such disposition of Rmb28,588 during fiscal 2001 and has ceased to account for the results of operations and the assets and liabilities of the factory from the disposal date. The sales proceeds were received by the Company in cash during fiscal 2001.

       The Company had also recognized an impairment loss of Rmb31,187 in fiscal 2001 for the planned disposition of the incomplete radial tire factory calculated on the basis of anticipated sales value of Rmb30,000 which was expected to be received in fiscal 2002 less a loss of Rmb73,728 from the waiver of loan advances by the Company to the factory.

       The estimated selling price of Rmb30,000 was derived from prior discussions with potential purchasers of the factory; however, the market conditions worsen in fiscal 2002 and, as a result, the factory remained unsold as of December 31, 2002. The Company recognized an additional impairment expense of Rmb42,479 in the fourth quarter of fiscal 2002 to write down the net assets of the factory to a nominal value of Rmb1 in view of the deteriorating market conditions. The Company continues to actively solicit prospective buyers for the sale of the factory; however, there are no assurances that any sale will be concluded eventually.

       Interest expense incurred on the outstanding loans used to finance the construction of the factory, amounting to Rmb1,856, Rmb1,113 and Rmb7,000 for the years ended December 31, 2000, 2001 and 2002, respectively, has been included in loss from discontinued operations.

(b) YT

       In the fourth quarter of fiscal 2001, the Company decided to sell its interests in YT as a result of the change in business climate on the demand of traditional pneumatic tire. The Company recorded a non-cash impairment charge of Rmb16,774 for fiscal 2001 to write down the carrying value of the long-lived assets representing management's best estimate of the loss to be recognized on sale of the Company's interests in this subsidiary. The Company subsequently entered into a share transfer agreement with a third party to dispose of its entire interest in YT and the respective shareholder's advance of Rmb20,167 for an aggregate consideration of Rmb26,000. The sale was completed in 2002 and the direct selling costs were Rmb550. The Company recognized a gain on such disposition of Rmb7,967 in 2002.

(c) SD

       Production at SD was suspended in October 1996 due to unfavorable market conditions for synthetic nylon cord fabric. Management of SD and the Company, together with the Laizhou City Government, were unable to agree on a concrete plan for the future operations of SD and the Company recorded an impairment charge on its long-lived assets of Rmb3,852 in fiscal 2000 based on the estimated future cash flows for SD.

       During 2001, the Company had approved and committed to a plan to sell its interest in SD and recognized an additional impairment charge of Rmb2,172 representing management's best estimate of the loss to be recognized on its sale. In January 2002, the Company signed a transfer agreement to sell its entire interest in SD to its Chinese joint venture partner for a consideration of Rmb10. The sale was completed in July 2002 upon obtaining approval from the relevant government authorities. The Company transferred substantially all its risks and benefit of ownership of SD to the buyer and recognized a gain on such disposition of Rmb12,177 in the third quarter of 2002.

(d) YC

       The Company recognized an impairment loss provision for goodwill of YC of Rmb4,023 in fiscal 2001. YC has recurring losses from its existing bias tire products and the Company's management identified this as an indicator of asset impairment. This condition led to operating results and forecasted future results that were less than had been anticipated at the time of the Company's acquisition of YC. The Company revised its projections and determined that the projected results would not fully support the future amortization of the goodwill balance of YC resulting in the recognition of this non-cash impairment charge.

       In the second quarter of 2002, the Company recognized an impairment loss provision for the long-lived assets of YC of Rmb174,384. Due to poor operating results and continued weakness in markets operated by YC, the Company reviewed and revised the projected future operating results of YC and determined that its expected future undiscounted cash flows were less than the carrying amount of its long-lived assets resulting in the recognition of this non-cash impairment charge.

       In the second half of fiscal 2002, the Company initiated a process to sell YC. The Company recognized an additional non-cash impairment charge of Rmb74,785 to write down the carrying value of the long-lived assets of YC representing management's best estimate of the loss to be recognized on the sale.

       In January 2003, the Company entered into a share transfer agreement with the Chinese joint venture partner of YC to dispose of its entire interest in YC for an aggregate consideration of Rmb35,000, approximating the carrying value as of December 31, 2002.

       Accordingly, the operating results of DH, YT, SD and YC have been segregated from continuing operations and reported as a separate line item on the consolidated statement of operations. The Company has also restated its prior years' financial statements to present the operating results of these subsidiaries as discontinued operations.

       Operating results of the discontinued operations are summarized below:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                          -------------------------------------
                                                                            2000          2001           2002
                                                                          ---------     ---------       -------
                                                                             Rmb          Rmb             Rmb

Revenues                                                                  1,209,767     1,066,083       621,653
                                                                          =========     =========       =======

Loss from operation of discontinued components before income taxes and minority interests (including impairment write-downs for those business components of Rmb3,852 in 2000, Rmb54,156 in 2001 and
   Rmb291,648 in 2002, loss on disposition of Rmb28,588 in 2001, and gain on disposition of Rmb20,144 in 2002), net of applicable income
   tax of Rmb26 in 2000, RmbNil in 2001 and 2002                            (85,937)     (259,052)     (345,012)
Minority interests                                                           40,356        87,268       145,174
                                                                          ---------     ---------       -------
Loss from discontinued operations                                           (45,581)     (171,784)     (199,838)
                                                                          =========     =========       =======

       The components of assets and liabilities of the discontinued operations included in the Company's consolidated balance sheets as of December 31, 2001 and 2002 are summarized below:

                                                         2001       2002
                                                       --------    --------
                                                          Rmb        Rmb
Cash and cash equivalents                                86,055     103,667
Accounts receivable, net                                234,356     234,490
Inventories                                             248,510     210,999
Prepaid expenses, deferred expenses and
  other current assets                                   15,823      12,014
Due from related companies                                  861       3,874
                                                       --------    --------
  Current assets of discontinued operations             585,605     565,044
                                                       --------    --------
Due from Chinese joint venture partners                   7,424          --
Property, plant and equipment, net                      500,828     153,273
Other assets                                                659         551
                                                       --------    --------
  Non-current assets of discontinued operations         508,911     153,824
                                                       --------    --------
Short-term bank loans                                  (205,264)   (207,080)
Long-term bank loans - current portion                  (21,810)    (60,000)
Accounts payable                                       (198,918)   (221,389)
Other payables                                          (54,921)    (38,472)
Accrued liabilities                                     (44,317)    (31,204)
Taxes other than income                                 (24,181)    (25,315)
                                                       --------    --------
  Current liabilities of discontinued operations       (549,411)   (583,460)
                                                       --------    --------

Long-term bank loans, net of current portion            (11,379)     (1,319)
Due to Chinese joint venture partners                   (30,632)    (10,721)
Loans from related companies                               (564)       (631)
                                                       --------    --------
  Non-current liabilities of discontinued operations    (42,575)    (12,671)
                                                       --------    --------
Minority interests of discontinued operations          (242,203)    (79,013)
                                                       --------    --------
                                                        260,327      43,724
                                                       ========     =======

6. NOTES RECEIVABLE

       The notes, carrying interest at commercial rates, are unsecured, receivable from unrelated parties and due in July 2003.

7. INVENTORIES

       Inventories by major categories are summarized as follows:

                                                   2001         2002
                                                  --------    --------
                                                    Rmb          Rmb

   Raw materials                                   310,960     344,300
   Work-in-progress                                 16,225      21,985
   Finished goods                                  394,120     442,039
                                                  --------    --------

   Total                                           721,305     808,324
   Less: Inventories of discontinued operations   (248,510)   (210,999)
                                                  --------    --------
                                                   472,795     597,325
                                                  ========    ========

8. MARKETABLE SECURITIES

       As of December 31, 2001 and 2002, trading securities comprised municipal bonds in the PRC of which Rmb170 each was redeemed at its par value in fiscal 2001 and 2002 resulting in no gain or loss on redemption.

       During fiscal 2000, the Company sold a US treasury bond with a par value of US$10,000 maturing on August 15, 2029 (the "Bond"), for which the Company had previously recognized an unrealized loss of approximately Rmb3,200, to a third party at a price of 98.19% of the par value of the Bond and recorded a gain of approximately Rmb1,800 in its results of operations for fiscal 2000.

9. INVESTMENTS IN AND ADVANCES TO AFFILIATES

       In 1998, an agreement was entered into by HZ with three other PRC enterprises in Hangzhou to establish a Sino-foreign equity joint venture, Hangzhou Sunrise Rubber Co., Ltd. ("Hangzhou Sunrise"), to construct and operate a radial tire factory. The total investment and registered capital of this new joint venture is US$29,980 (Rmb248,000). The equity interest owned by HZ is 49.2% and its investment commitment was satisfied by the contribution of its existing radial tire project under construction into Hangzhou Sunrise. The radial tire factory of Hangzhou Sunrise commenced operations in 2000.

On August 20, 2001, Sincere Ocean acquired a 33.33% of the outstanding issued share capital of X One Holdings Limited ("X One", formerly known as Yutu Holdings Limited) for a nominal consideration of US$3 (amount as stated) and advanced a shareholder loan of approximately Rmb1,700. During fiscal 2002, Sincere Ocean advanced further loans aggregating approximately Rmb4,362 to X One to finance its working capital.

       In April 2002, Million Good subscribed for 4,800,000,000 new ordinary shares of HK$0.01 each ("Subscription Shares") in Ananda Wing On Travel (Holdings) Limited ("Ananda"), representing approximately 34.6% of the then outstanding share capital of Ananda, at an issue price of HK$0.027 per Subscription Shares for an aggregate subscription price of HK$132,715 (Rmb140,784, including transaction costs of Rmb3,304), pursuant to an agreement entered into in February 2002. Ananda is a Hong Kong based travel company which mainly provides package tours, travel, transportation and other related services. Its shares are listed on The Stock Exchange of Hong Kong Limited.

       As part of the acquisition of an equity interest in Ananda, the Company also subscribed for a two-year convertible note (the "Note") issued by Ananda in the principal amount of HK$120,000 (Rmb127,284). In July 2002, the Company exercised certain of its conversion rights under the terms of the Note resulting in the issuance of 1,100,000,000 new ordinary shares of Ananda to Million Good. This additional investment amounted to HK$47,639 (Rmb50,531) which comprised HK$15,373 (Rmb16,306) of the carrying value of the Note (net of unamortized discount on subscription) and the related transfer from derivative instruments of HK$32,266 (Rmb34,225).

       The excess of the equity in the fair value of net assets of Ananda over Million Good's aggregate investment costs of Rmb150,353 was allocated on a pro rata basis to Ananda's assets pursuant to the rules specified in SFAS No. 141, "Business Combinations" and out of which Rmb102,113 was allocated to assets that are subject to depreciation and amortization.

       Had the outstanding conversion right of the Note as of December 31, 2002 been exercised in full for subscribing shares in Ananda on the date of its subscription, the equity in losses of affiliates of the Company for fiscal 2002 would have been increased to Rmb123,137.

       From May through September of 2002, several convertible note holders of Ananda exercised the conversion right of certain of their notes and Ananda also repurchased certain of its ordinary shares through unsolicited block transactions. This resulted in a net dilution of the Company's interest in Ananda and the creation of an "implied sale" of a portion of the Company's investment. In accordance with Staff Accounting Bulletin No. 51 "Accounting for Sales of Stock by a Subsidiary", the Company recorded a net unrealized loss as a reduction of additional paid-in capital totaling Rmb5,622 during the fiscal year 2002. The net unrealized loss represents the difference between the Company's carrying basis and the fair value of the portion of the investment in Ananda deemed to have been sold or acquired. The Company also recorded its share of unrealized loss of Rmb626 in additional paid-in capital as a result of dilution of interest in a subsidiary of Ananda during fiscal 2002.

       The following table presents summarized comparative financial information for the Company's investments in 50% or less owned investments, over which the Company has the ability to exercise significant influence but does not control, which are accounted for using the equity method:

                              2000          2001         2002
                              ----          ----         ----
                               Rmb           Rmb          Rmb
Revenues                      51,449       127,612     1,603,559
Operating loss                (3,794)       (7,148)     (367,217)
Net loss                      (4,298)       (7,583)     (431,433)
Current assets                15,141        31,939       659,583
Non-current assets           477,660       479,557     1,538,092
Current liabilities           74,244       183,369       635,816
Non-current liabilities      179,000        96,153       511,772
Shareholders' equity         239,557       231,974     1,050,088

       Advances to the affiliates are Rmb13,991 and Rmb49,368 as of December 31, 2001 and 2002, respectively. Such amounts are interest free and are repayable upon demand; however, the Company will not require repayment prior to January 2004. An allowance relating these advances amounting to Rmb4,451 was charged to income as a component of selling, general and administrative expenses for fiscal 2002 and no such allowance was maintained and charged to income for fiscal 2000 and 2001.

       Equity ownership percentages for these affiliates as at December 31 are presented below:

                                PLACE OF
                                INCORPORATION/
AFFILIATE                       REGISTRATION            2001         2002
---------                       ------------            ----         ----
                                                         Rmb          Rmb

Ananda                          Bermuda                    --        32.21%
Hangzhou Sunrise                PRC                     49.20%       49.20%
X One                           Hong Kong               33.33%       33.33%

10. LOAN RECEIVABLE

       In late 1993, the Company acquired a majority interest in a formerly state-owned enterprise located in Chongqing, the PRC, through the formation of Chongqing C.S.I. Tyre Co. Limited ("CQ") with Chongqing Tyre Chief Factory ("Chongqing Factory").

       However, the Company began to renegotiate the terms of the joint venture agreement of CQ during fiscal 1995. Pending the outcome of the negotiations, the parties agreed that the capital injected by the Company was treated as an interest-bearing loan to Chongqing Factory with effect from the date of contribution. Accordingly, the original capital contribution of Rmb56,966 (US$6,600) was accounted for as a loan receivable (the "Loan") from Chongqing Factory and the financial position and results of operations of CQ have not been included in the consolidated financial statements since fiscal 1996. The Company had also made full provision against recorded interest income on the Loan.

       In fiscal 1997, the Company proposed to formally terminate the joint venture agreement of CQ (the "Termination") with Chongqing Factory. Pursuant to an approval document issued by the supervisory authority of Chongqing Factory (the "Supervisor") on April 10, 1997, the Supervisor agreed to the Termination as well as the transfer of the original investment by the Company in CQ to other projects in the Chongqing region. Since the Company was unable to identify a suitable project in Chongqing in which it could reinvest, the Company initiated arbitration proceedings in early 1998 (the "Proceedings") in the PRC against Chongqing Factory to enforce the Termination, and to recover the Loan and accrued interest up to June 30, 1998 as well as the related legal expenses for the Proceedings.

       A judgment of the Proceedings (the "Judgment") was obtained on March 31, 2000 that the joint venture agreement of CQ was approved to be terminated and CQ is to be liquidated in accordance with the relevant rules and regulations of the PRC. Under the Judgment, the Company was entitled to damages (the "Damages") of approximately Rmb15,796 and Chongqing Factory was discharged from other claims lodged by the Company. The Damages were required to be paid to the Company within 45 days from the date of the Judgment. In view of the expected long duration of and the uncertainty of amounts to be recovered from the liquidation of CQ and after taking into consideration the compensation for financial losses to be paid by Chongqing Factory, the Directors of the Company made an aggregate provision against the outstanding principal balance of the Loan of approximately Rmb34,935 up to fiscal 1999.

       Subsequent to the Judgment, Rmb200 was recovered from Chongqing Factory in early 2001. Accordingly, the remaining balance of the Loan as of December 31, 2000, other than the Rmb200 recovered in early 2001, was fully provided for and this provision amounting to Rmb14,962 was included in the consolidated statement of operations for the year ended December 31, 2000.

       In fiscal 2001, the Company had recovered a total amount of Rmb10,000 for the loan of which Rmb9,800 was recorded as a non-operating income. The Directors of the Company believe that no further amount of significance will be recovered from Chongqing Factory.

11. CONVERTIBLE NOTE RECEIVABLE, NET

       As of December 31, 2002, the Note consisted of Rmb53,339 principal amount, net of unamortized discount on subscription of the Note. The Note bears interest at a rate of 2% per annum payable semiannually in arrears. The Company has a right to convert the Note into ordinary shares of Ananda at a rate per share equal to HK$0.032, subject to adjustments, at any time prior to the Note's maturity date, which will be two years from the date the Note is issued.

       In accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended, the conversion option element of the Note is an embedded derivative instrument and has to be measured at fair value when initially recorded and at subsequent reporting dates. The fair value of this conversion option, representing a discount on subscription of the Note, was estimated using the Black-Scholes option pricing model at the date of subscription of the Note, and as of December 31, 2002, at approximately Rmb79,553 and RmbNil, respectively. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2002 (see Note 9), was an expense of approximately Rmb45,328 and had been recognized in the consolidated statement of operations for the current year.

12. PROPERTY, PLANT AND EQUIPMENT

                                                                   2001           2002
                                                                 ----------    ----------
                                                                   Rmb            Rmb

Property, plant and equipment consists of the following:
At cost:
Buildings and land use rights                                       414,948       299,166
Machinery and equipment                                             890,065       767,811
Motor vehicles                                                       32,751        24,109
Furniture, fixtures and office equipment                             32,868        32,893
Construction-in-progress                                             88,737       103,047
                                                                 ----------    ----------
Total                                                             1,459,369     1,227,026
Less: Accumulated depreciation and amortization                    (534,690)     (604,059)
                                                                 ----------    ----------

Total net book value                                                924,679       622,967
Less: Property, plant and equipment of discontinued operations     (500,828)     (153,273)
                                                                 ----------    ----------
                                                                    423,851       469,694
                                                                 ==========    ==========

13. BANK LOANS

       As of December 31, 2001 and 2002, Rmb33,500 and Rmb16,000 of the long-term bank loans were guaranteed by third parties, respectively, including amount relating to discontinued operations of Rmb16,000 and Rmb16,000, respectively. Rmb34,100 and Rmb20,000 of the long-term bank loans as of December 31, 2001 and 2002, respectively, were also guaranteed by related companies. Long-term bank loans bear fixed interest rates and had average annual interest rates of approximately 8.0% in 2000, 7.46% in 2001 and 7.86% in 2002.

     The outstanding balances of long-term bank loans as of December 31, 2002 were repayable as follows:

                                                                                       CONTINUING         DISCONTINUED
                                                                                       OPERATIONS          OPERATIONS
                                                                                       ----------         ------------
                                                                                           Rmb                  Rmb
   2003                                                                                    41,600               60,000
   2004                                                                                    35,000                1,319
   2005                                                                                    40,000                   --
                                                                                          -------               ------

                                                                                          116,600               61,319
                                                                                          =======               ======


     Short-term bank loans included United States dollar loans of US$3,000 (Rmb24,830) and US$84,743 (Rmb701,672) as of December 31, 2001 and 2002,
respectively.

     As of December 31, 2001 and 2002, Rmb540,460 and Rmb683,106 of the short-term bank loans were guaranteed by related companies, respectively, including amount relating to discontinued operations of Rmb41,230 and Rmb93,000, respectively. As of December 31, 2002, Rmb7,500 of the short-term bank loans were also guaranteed by third parties. Short-term bank loans of Rmb106,310 and Rmb127,700 were secured by buildings and equipment of two of the PRC Subsidiaries as of December 31, 2001 and 2002, respectively, including Rmb106,310 and Rmb70,700 relating to discontinued operations, respectively. The short-term bank loans carried fixed interest rates and the average annual interest rates were approximately 6.5% in 2000, 6.95% in 2001 and 5.11% in 2002.

     In addition to the above loan facilities provided by banks, the Group had available import credit facilities amounting to Rmb19,553 in 2001 and Rmb124,200 in 2002, of which Rmb18,703 in 2001 and Rmb70,794 in 2002 had been utilized. The Group also had available letters of credit facilities which were secured by bank deposits of the Group of Rmb48,301 in 2001 and Rmb16,178 in 2002; no facilitates were utilized as of December 31, 2001 and 2002. As of December 31, 2001 and 2002, Rmb3,000 and RmbNil of the banking facilities were secured by buildings and equipment of one of the PRC subsidiaries and Rmb16,555 and RmbNil of the bank facilities were also secured by a guarantee given by an affiliate, respectively. Interest rates are generally based on the banks' best lending rates plus 1% to 2% per annum, subject to fluctuations at the banks' discretion. The banking facilities are subject to annual review by the banks.

14. PROVISION FOR INCOME TAXES

     The components of (loss) profit from continuing operations before income taxes and minority interests are as follows:

                                                                             YEAR ENDED DECEMBER 31,
                                                                       ---------------------------------------------
                                                                         2000               2001              2002
                                                                       -------             ------           --------
                                                                         Rmb                Rmb                Rmb
   PRC                                                                  11,340             60,471            154,900
   All other jurisdictions                                             (40,222)             7,836           (131,045)
                                                                       -------             ------           --------
                                                                       (28,882)            68,307             23,855
                                                                       =======             ======           ========

     The Company was incorporated under the laws of Bermuda and, under current Bermuda law, is not subject to tax on income or on capital gains. The Company has received an undertaking from the Ministry of Finance of Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, as amended, that in the event that Bermuda enacts any legislation imposing tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations or the shares, debentures or other obligations of the Company until March 28, 2016. This undertaking is not to be construed so as to (i) prevent the application of any such tax or duty on such person as an ordinary resident in Bermuda; or (ii) prevent the application of any tax payable in accordance with the provision of the Land Tax Act, 1967 or otherwise payable in relation to any land leased to the Company in Bermuda.

     Except as stated in the following paragraphs, the subsidiaries of the Company are subject to income taxes calculated at tax rates (ranging from 16% to 44%) on the taxable income as reported in the statutory financial statements adjusted for taxation based on tax laws prevailing at their respective places of incorporation and operations.

     In accordance with the relevant income tax laws applicable to Sino-foreign joint ventures in the PRC, the PRC Subsidiaries, other than FCJ, having a joint venture term of not less than 10 years and engaging in production industries, are fully exempt from the Chinese State unified income tax for two years starting from the first profit-making year (after utilization of available accumulated losses carried forward), followed by a 50% reduction of the Chinese State unified income tax for the next three years thereafter ("tax holiday"). In accordance with the same tax laws, the PRC Subsidiaries, other than FCJ, are also exempt from the PRC local income tax. Accumulated losses brought forward by the PRC Subsidiaries, not exceeding a period of five years, can be offset against the profits to arrive at the assessable profits for income tax computation purposes. A summary of the tax concessions available to the PRC Subsidiaries for 2000, 2001 and 2002 is as follows:

                   CHINESE STATE
                      UNIFIED        CHINESE LOCAL           CONCESSION FROM                CONCESSION                 YEAR OF
      PRC            INCOME TAX        INCOME TAX             CHINESE STATE                FROM CHINESE             COMMENCEMENT
 SUBSIDIARIES         RATE (%)          RATE (%)           UNIFIED INCOME TAX            LOCAL INCOME TAX          OF TAX HOLIDAY
-------------      -------------     -------------     ------------------------      ------------------------      --------------
HZ                      15.0              1.5          Specifically allowed          Full exemption for            1993
                                                         to adopt a reduced tax        10 years starting from
                                                         rate of 10.0% for 2000        the commencement
                                                                                       of tax holiday

DH                      24.0              3.0          None                          Same as HZ                    1992

YC                      24.0              3.0          Specifically allowed          Full exemption for            1994
                                                         to extend the                 6 years starting from
                                                         50% reduction                 commencement of
                                                         for 2000 and 2001             tax holiday followed
                                                                                       by a 50% reduction
                                                                                       for the next 4 years
                                                                                       thereafter

FCJ                     30.0              3.0          None                          None                          N/A

     If the PRC Subsidiaries were neither in the tax holiday period nor had they been specifically allowed special tax concessions in 2000, 2001 and 2002, they would have recorded additional income tax expenses of Rmb32, Rmb1,174 and Rmb1,960, the consolidated net loss would have been increased by Rmb16, Rmb599 and Rmb1,000, and basic and diluted net loss per share would have been increased to Rmb15.08 and Rmb29.03 for the years ended December 31, 2001 and 2002, respectively, and would have remained at Rmb8.75 for the year ended December 31, 2000.

     The Group provides for deferred income taxes in accordance with the requirements of SFAS No. 109 using the liability method, by which deferred income taxes are recognized for all significant temporary differences between the tax and accounting bases of assets and liabilities. The tax consequences of those differences are classified as current or non-current based upon the classification of the related assets or liabilities in the financial statements. A valuation allowance is provided for a portion of deferred tax assets, that is not currently realizable, since the realization of these benefits depends upon the ability of the relevant entity to generate income in future years.

     The PRC Subsidiaries are required to provide for VAT and CT which are the principal taxes on the sales of tangible goods and the provision of certain specified services. The general VAT rate applicable to the PRC Subsidiaries is 17% while CT is calculated at 10% on the domestic sales amount, except that the 10% CT on radial tire products was abolished since January 1, 2001. VAT and CT are recognized on an accrual basis and sales are recorded net of these taxes.

     The reconciliation of the effective income tax rate based on (loss) profit from continuing operations before income taxes and minority interests stated in the consolidated statements of operations to the statutory income tax rates in Hong Kong, the PRC and the United States is as follows:

                                                                          2000               2001               2002
                                                                          ----               ----               ----
                                                                          Rmb                Rmb                Rmb
   Weighted average statutory tax rates                                     24%                15%               17%
   Effect of tax holiday                                                    --                 (1%)              (8%)
   Permanent differences relating to
     non-taxable income and non-deductible expenses                        (14%)                1%               74%
   Valuation allowance                                                     (27%)              (11%)              (5%)
   Others                                                                  (1%)                --                (4%)
                                                                           ---                ---               ---
   Effective tax rate                                                      (18%)                4%               74%
                                                                           ===                ===               ===


     Provision for income taxes consists of:

                                                                           2000               2001               2002
                                                                          ------             ------             ------
                                                                           Rmb                Rmb                Rmb
     Current                                                               5,322             10,581             23,847
     Deferred                                                             (7,868)              (889)            (5,071)
     Adjustment of valuation allowance                                     7,868             (7,238)            (1,079)
                                                                          ------            -------            -------
                                                                           5,322              2,454             17,697
                                                                          ======            =======            =======

     The tax impact of temporary differences give rise to the following deferred tax assets (liabilities):

                                                                                            2001                 2002
                                                                                           ------               ------
                                                                                            Rmb                  Rmb
     Allowance for doubtful receivables                                                     5,794                9,931
     Allowance for inventory obsolescence                                                     462                  508
     Provision for warranty expenses                                                        2,996                3,911
     Impairment loss provision for long-lived assets                                          180                  297
     Depreciation                                                                           3,260                3,586
     Tax losses carried forward                                                            17,212               16,562
     Others                                                                                   339                  519
     Valuation allowance for deferred tax assets                                          (22,116)             (21,037)
                                                                                           ------               ------
                                                                                            8,127               14,277
                                                                                           ======               ======


     As of December 31, 2002, the tax losses from continuing operations carried forward derived principally from subsidiaries subject to US income tax, which amounted to Rmb16,562 and expire at various times through 2006. The loss carry forwards can only be utilized by the subsidiaries generating the losses. The valuation allowance refers to the portion of the deferred tax assets that are not "more likely than not" going to be realized. The realization of these benefits depends upon the ability of the Company and its subsidiaries to generate income in future years. Except to the extent that a valuation allowance have been established, the Company believes the carry forwards benefits will be realized.

15. CAPITAL STOCK

CAPITAL STOCK

      Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.

SHARE CAPITAL

     The Company was incorporated with an initial share capital of 1,200,000 Common Stock with a par value of US$0.01 each which was later reclassified to Supervoting Common Stock. On May 14, 1993, the authorized share capital of the Company was further increased from US$12 to US$700 by the creation of 50,000,000 shares of Common Stock of par value US$0.01 each and 18,800,000 shares of Supervoting Common Stock of par value US$0.01 each. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 Common Stock reclassified to Supervoting Common Stock) were issued to the ultimate parent company of the Company as a consideration for the transfer of two PRC Subsidiaries to the Company and on June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share.

     During fiscal 2000, the Company repurchased 82,700 shares of Common Stock at prices ranging from US$5.00 to US$6.13 per share and the aggregate cash consideration paid was Rmb3,648. These repurchased shares were cancelled during fiscal 2000. There were no further movements in share capital of the Company during fiscal 2001 and 2002.

16. STOCK OPTIONS

     Pursuant to an executive stock option scheme adopted on June 7, 1994, the Company grants options to officers and employees, and directors who are also employees, of the Company and its subsidiaries to subscribe Common Stock of the Company, subject to a maximum of 910,000 shares. Shares of Common Stock to be issued upon the exercise of options will be authorized and unissued shares. An independent committee (the "Committee") of the Board of Directors, consisting of non-employee directors has been formed to monitor and consider the granting of options under the scheme. The subscription price will be determined by the Committee, and will not be less than 80% of the average closing market price of shares of Common Stock over the five trading days immediately preceding the date of offer of the option.

     A summary of stock options activity during the three years ended December 31, 2000, 2001 and 2002 is as follows:

                                                                                                                     WEIGHTED
                                                                                                                      AVERAGE
                                                                                 NUMBER OF                           EXERCISE
                                                                                  SHARES                              PRICE
                                                                                 ---------                           --------
                                                                                                                        US$
     Outstanding at January 1, 2000                                                660,000                               7.73
     Granted                                                                        20,000                               9.94
     Exercised                                                                         (10)                              5.88
     Lapsed                                                                       (440,000)                              8.36
                                                                                  --------
     Outstanding at December 31, 2000                                              239,990                               6.76
     Lapsed                                                                       (219,990)                              6.47
                                                                                  --------
     Outstanding at December 31, 2001 and 2002                                      20,000                               9.94
                                                                                  ========

     All the above share options vested immediately upon the date of grant and the exercise prices were set at 100% of the market prices of the shares of the Company prevailing at the dates of grant. Accordingly, no compensation expense was recognized in the consolidated statements of operations.

     The remaining contractual life of the options outstanding at December 31, 2002 was approximately 7.1 years.

17. OBLIGATIONS AND COMMITMENTS

     As of December 31, 2001 and 2002, the Group had outstanding capital commitments for construction of factory premises and purchases of equipment amounting to approximately Rmb112,946 and Rmb219,945, respectively, including commitments of subsidiaries classified as discontinued operations amounting to Rmb50,720 and Rmb61,913, respectively.

     The Group leases certain of its warehouses under non-cancelable operating leases expiring at various dates through 2008. Rental expense under operating leases was Rmb3,147, Rmb5,156 and Rmb4,397 for the years ended December 31, 2000, 2001 and 2002, respectively, including amount relating to discontinued operations of Rmb1,603, Rmb1,811 and RmbNil, respectively.

     The following is a schedule of future minimum lease payments required under operating leases relating to continuing operations that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2002:

                                                                                                                          RMB
                                                                                                                        -----
     2003                                                                                                               3,544
     2004                                                                                                               3,558
     2005                                                                                                                 167
     2006                                                                                                                 167
     2007                                                                                                                 167
     2008 and later years                                                                                                 164
                                                                                                                        -----
     Total minimum lease payments                                                                                       7,767
                                                                                                                        =====

     As of December 31, 2002, the subsidiaries classified as discontinued operations did not have any significant commitments under operating leases.

     The Company also records an estimate of the product warranty obligation at the time of sale based on the Company's historical experience. Changes in product warranty provision are as follows:

                                                       CONTINUING OPERATIONS                     DISCONTINUED OPERATIONS
                                                 ----------------------------------       ------------------------------------
                                                   2000           2001         2002         2000         2001             2002
                                                 ------         ------       ------       ------       ------           ------
                                                   Rmb            Rmb          Rmb          Rmb          Rmb              Rmb
Balance at beginning of year                         --         13,130       19,972        1,630       14,632           18,000
Warranties paid                                 (22,179)       (45,057)     (56,183)     (33,170)     (37,125)          (9,988)
Warranty provision                               35,309         51,899       59,931       46,172       45,697            5,325
Eliminated on disposition
  of business components                             --             --           --           --       (5,204)              --
                                                -------        -------      -------      -------      -------           ------
Balance at end of year                           13,130         19,972       23,720       14,632       18,000           13,337
                                                =======        =======      =======      =======      =======           ======

18. DISTRIBUTION OF PROFIT

     Dividends from the PRC Subsidiaries will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2001 and 2002, the PRC Subsidiaries had aggregate accumulated deficit of Rmb276,020 and Rmb137,229, respectively, as reported in their statutory financial statements, including deficit of Rmb314,042 and Rmb269,972 of the PRC Subsidiaries classified as discontinued operations, respectively.

     The Company proposed and paid dividends of US$725 (Rmb6,002), US$180 (Rmb1,493) and Nil for the years ended December 31, 2000, 2001 and 2002, respectively, on the outstanding Supervoting Common Stock and Common Stock.

19. RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

     (a) DUE FROM/TO RELATED COMPANIES

         The amounts due from related companies primarily arise from sales of tires and are unsecured, non-interest bearing and repayable at the end of credit periods granted ranging from 90 days to 180 days. Historically, the Company has not experienced losses related to these receivables with the exception of an allowance for doubtful accounts amounting to Rmb27,000 charged to the consolidated statement of operations during fiscal 2001. The management has reviewed the recoverability of these receivables during fiscal 2002 and recognized a net recovery of Rmb5,016 in the consolidated statement of operations for fiscal 2002.

         The loans from related companies represent funds advanced to the Company and are unsecured, non-interest bearing and have no fixed repayment terms. As of December 31, 2002, the related companies agreed that no repayment would be required before January 1, 2004.

     (b) LAND USE RIGHT

         The Taiyuan municipal government granted its approval for Taiyuan Rubber Factory, the Chinese joint venture partner of DH, to use the parcel of land on which DH's bias tire factory is located, but had not issued any land use right certificate. Taiyuan Rubber Factory had agreed in principle to lease the land to DH for the 50-year term of the joint venture and indicated that there would be a rent-free period during the initial five-year period, an annual fee of Rmb129 for the following five-year period, and an annual fee of Rmb258 for the remaining period of the lease. A lease contract had not yet been signed between the parties, and such lease would be subject to the prior formal transfer of the land use right to Taiyuan Rubber Factory from the Taiyuan municipal government.

     Taiyuan Rubber Factory had undertaken to bear any cost associated with the arrangements to be made for the transfer and to bear any loss which DH may suffer as a result of the failure to effect the transfer; such agreement ceased upon disposition of the Company's entire interest in the bias tire factory to a third party during fiscal 2001.

     (c) MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT

         Pursuant to a management and administrative services agreement between the Company and the ultimate parent company in 1993 and renewed in 1997 and 2000, for a term of three years, the ultimate parent company will provide certain management services to the Company for an annual fee of US$30 (Rmb248). In addition, the Company has agreed to reimburse the ultimate parent company for administrative services of approximately Rmb8,297, Rmb4,127 and Rmb4,731 for the years ended December 31, 2000, 2001 and 2002, respectively, rendered on behalf of the Company on a cost plus 5% basis.

     (d) SALES TO/PURCHASES FROM RELATED PARTIES

         HZ recorded sales to related companies of approximately Rmb330,310, Rmb184,202 and Rmb209,112 for the years ended December 31, 2000, 2001 and 2002, respectively. YC also made sales to related companies of approximately Rmb4,180 and Rmb19,862 for the years ended December 31, 2001 and 2002, respectively.

         HZ paid subcontracting charges to an affiliate of approximately Rmb51,580, Rmb127,989 and Rmb199,373 for tire processing for the years ended December 31, 2000, 2001 and 2002, respectively. YC also made purchase of raw materials from related companies of approximately Rmb10,986 in fiscal 2001 and Rmb13,628 in fiscal 2002.

         These transactions were carried out after negotiations between the subsidiaries and the respective related companies in the ordinary course of business and on the basis of the estimate market value as determined by the management of the subsidiaries.

     (e) INDEMNIFICATION FROM A CHINESE JOINT VENTURE PARTNER OF ACCOUNTS RECEIVABLE BALANCE

         The Chinese joint venture partner of DH agreed to indemnify DH against any financial losses resulting from any uncollectible trade and other receivable balance transferred into DH by the predecessor state-owned enterprise upon the establishment of the joint venture. As of December 31, 2000, the Chinese joint venture partner of DH agreed to indemnify Rmb4,403 of these receivable balances. Such arrangement ceased upon disposition of the Company's entire interest in the bias tire factory of DH to a third party during fiscal 2001.

     (f) CONTINGENT LIABILITIES

         As of December 31, 2001 and 2002, HZ had undertaken to guarantee, without charge, certain bank loan facilities of approximately Rmb190,850 and Rmb160,000, respectively, granted by certain banks to an affiliate in the PRC.

         As of December 31, 2001, YT had undertaken to guarantee, without charge, certain bank loan facilities of approximately Rmb2,500 granted by a bank to a related company in the PRC.

     (g) LOAN GUARANTEES PROVIDED BY RELATED COMPANIES

         Certain parties have guaranteed certain of the Group's bank borrowings at no cost to the Company. Details of the borrowings are shown in note 13.

20. DUE FROM/TO CHINESE JOINT VENTURE PARTNERS

     (i) The amounts due from Chinese joint venture partners represent:

        (a) advances made from a PRC Subsidiary to the Chinese joint venture partner; and

        (b) payment of various operating expenses by two of the PRC Subsidiaries on behalf of their Chinese joint venture partners.

     These amounts are unsecured, non-interest bearing and have no fixed repayment terms; however, the Company will not require repayment prior to January 1, 2004.

     (ii) The amounts due to Chinese joint venture partners represent:

        (a) the excess of the book value of the net assets contributed by the Chinese joint venture partners upon the formation of the PRC Subsidiaries over their shares of the registered capital of these joint venture enterprises;

        (b) other working capital assets, consisting primarily of inventories, property, plant and equipment, less accounts payable and bank loans of the Chinese joint venture partners, loaned to the PRC Subsidiaries by the Chinese joint venture partners; and

        (c) advances provided by the Chinese joint venture partners to the PRC Subsidiaries to finance their working capital requirements.

     These amounts are unsecured and have no stipulated fixed repayment dates. The Chinese joint venture partners have agreed that no payment will be required in fiscal 2003. Interest was charged on Rmb3,000 of the outstanding balance due to a Chinese joint venture partner of a subsidiary classified as discontinued operations at its effective cost of borrowing of 6.1% per annum for both the years ended December 31, 2001 and 2002. The remaining outstanding balances are non-interest bearing.

21. STAFF RETIREMENT PLANS

     All of the Chinese employees of the PRC Subsidiaries are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC Subsidiaries are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 20% to 23.5% of average monthly salaries for the years ended December 31, 2000, 2001 and 2002. The expense reported in the consolidated statements of operations related to these arrangements were Rmb29,979, Rmb21,438 and Rmb26,549 for the years ended December 31, 2000, 2001 and 2002, respectively.

     Certain PRC Subsidiaries and their employees are also required to contribute 5% of the monthly salaries to designated bank accounts opened by these subsidiaries under a regulation implemented by certain PRC municipal governments. Upon resignation or retirement of the employees, they are entitled to withdraw the principal and related interest from these bank accounts to purchase housing. These bank deposits cannot be withdrawn for other uses by these PRC Subsidiaries. As of December 31, 2001 and 2002, such restricted bank deposits amounted to Rmb9,478 and Rmb10,005, respectively.

22. SEGMENT INFORMATION

     The Group operates principally in the tire manufacturing industry and has only one reportable segment for continuing operations based on the Company's major PRC Subsidiaries operating in Hangzhou: HZ and FCJ (hereinafter collectively referred to as "HZ Tire"). This reportable segment is a strategic business unit and is managed separately.

The accounting policies of this segment are the same as those described in the summary of significant accounting policies. All intercompany transactions have been eliminated.

     The remaining segment include other subsidiaries of the Company except for DH, SD, YT and YC which are presented separately under the discontinued operations segment. Corporate identifiable assets include primarily cash and goodwill. The chief operating decision maker evaluates the operating income of each segment in assessing performance and allocating resources between segments.

                                                                                  2000
                                                     --------------------------------------------------------------------
                                                                    CONTINUING OPERATIONS
                                                     ---------------------------------------------------     DISCONTINUED
(RMB)                                                  HZ TIRE       OTHERS     CORPORATE          TOTAL       OPERATIONS
---------------------------------------              ---------      -------     ---------      ---------     ------------
Revenues                                             1,605,842           --            --      1,605,842        1,209,767
Depreciation and amortization                           41,925           --           370         42,295           67,690
Impairment on provision of long--lived
  assets                                                    --           --            --             --            3,852
Operating income (loss)                                 49,115      (13,789)      (27,057)         8,269          (60,925)
Impairment loss on loan receivable                          --           --        14,962         14,962               --
Equity in loss of an affiliate                           1,967           --            --          1,967               --
Capital expenditures                                    38,780           --            --         38,780           37,088
Identifiable assets                                  1,413,825        1,045       213,889      1,628,759        1,698,224
Investment in an affiliate (included in
  identifiable assets above)                           105,437           --            --        105,437               --


                                                                                     2001
                                                      ---------------------------------------------------------------------
                                                                     CONTINUING OPERATIONS
                                                      ----------------------------------------------------     DISCONTINUED
(RMB)                                                   HZ TIRE       OTHERS      CORPORATE          TOTAL       OPERATIONS
--------------------------------------------          ---------      -------      ---------      ---------     ------------
Revenues                                              2,087,885           --             --      2,087,885        1,066,083
Depreciation and amortization                            54,606           --            370         54,976           63,423
Impairment on provision of long-lived assets                 --           --             --             --           50,133
Impairment loss on provision for goodwill                    --           --             --             --            4,023
Provision for an amount due from
  a related company                                      27,000           --             --         27,000               --
Operating income (loss)                                 101,878         (315)       (12,102)        89,461         (182,847)
Recovery of impairment loss on
  loan receivable                                            --           --          9,800          9,800               --
Equity in loss of an affiliate                            2,486           --             --          2,486               --
Loss on disposition of discontinued
  components                                                 --           --             --             --           28,588
Capital expenditures                                    123,876           --             --        123,876           30,309
Identifiable assets                                   1,545,627      231,955        106,867      1,884,449        1,094,516
Included in identifiable assets above are
  the following:
  - Investment in and advances to affiliates            102,022           --             --        102,022               --
  - Deferred income taxes assets                          8,127           --             --          8,127               --

                                                                                     2002
                                                      ---------------------------------------------------------------------
                                                                     CONTINUING OPERATIONS
                                                      ----------------------------------------------------     DISCONTINUED
(RMB)                                                   HZ TIRE       OTHERS      CORPORATE          TOTAL       OPERATIONS
---------------------------------------               ---------      -------      ---------      ---------     ------------
Revenues                                              2,610,076           --             --      2,610,076          621,653
Depreciation and amortization                            63,687           --             --         63,687           42,328
Impairment on provision of long-lived assets                 --           --             --             --          291,648
Change in fair value of call option                          --      (45,328)            --        (45,328)              --
Operating income (loss)                                 188,429       (4,854)       (11,479)       172,096          (70,965)
Equity in (profit) loss of an affiliate                 (3,591)       93,111             --         89,520               --
Gain on disposition of discontinued
  components                                                 --           --             --             --           20,144
Capital expenditures                                    210,264           --             --        210,264           77,272
Identifiable assets                                   1,969,286      148,181         44,345      2,161,812          718,868
Included in identifiable assets above are
  the following:
  - Investment in and advances to affiliates            137,156       95,826             --        232,982               --
  - Deferred income taxes assets                         14,277           --             --         14,277               --

     Revenues of the Group are primarily derived from sales of tires and their geographical analysis of revenues is as follows:

                                              CONTINUING OPERATIONS                     DISCONTINUED OPERATIONS
                                             YEAR ENDED DECEMBER 31,                    YEAR ENDED DECEMBER 31,
                                         ------------------------------------     --------------------------------------
                                            2000          2001         2002          2000         2001            2002
                                         ---------     ---------    ---------     ---------    ---------         -------
                                             Rmb           Rmb          Rmb           Rmb          Rmb             Rmb
PRC                                      1,094,809     1,632,962    2,061,236       933,885      818,269         422,878
Middle East Countries                      225,623       112,540      165,664        15,574       17,783          99,682
US and Canada                               80,790        70,486      137,933        80,493       86,326          67,178
Others                                     204,620       271,897      245,243       179,815      143,705          31,915
                                         ---------     ---------    ---------     ---------    ---------         -------
                                         1,605,842     2,087,885    2,610,076     1,209,767    1,066,083         621,653
                                         =========     =========    =========     =========    =========         =======

     Identifiable assets of the Group are principally located in the PRC.

23. OTHER SUPPLEMENTAL INFORMATION

     The following items are included in the consolidated statements of operations:

                                                  CONTINUING OPERATIONS                    DISCONTINUED OPERATIONS
                                                 YEAR ENDED DECEMBER 31,                   YEAR ENDED DECEMBER 31,
                                            ---------------------------------        -----------------------------------
                                             2000          2001         2002          2000         2001            2002
                                            ------        ------       ------        ------       ------          ------
                                              Rmb           Rmb          Rmb           Rmb          Rmb             Rmb
Foreign exchange losses (gain),net           3,866           466         (152)          321          220             153
Interest income                             14,653        11,687       40,413         3,552          466             356
Sales taxes                                 60,685        47,981       40,639        81,296       63,081          33,137
Shipping and handling costs                 50,421        67,942       62,707        43,699       49,970          34,072

24. LEGAL PROCEEDINGS

    (a) In December 1999, The Pacific Bank, N.A. (now known as City National Bank, "Pacific Bank") filed legal proceedings against Orion Tire for violating the rules set forth in a loan agreement relating to a non-revolving trade finance facility of approximately US$2,082, and made formal demand for payment of the amount drawn down from the facility and accrued interest of approximately US$2,085. In connection therewith, Pacific Bank also filed legal proceedings against the Company in the capacity of the guarantor of such facility.

         During fiscal 2000, an agreed amount of US$1,981 was paid by the Company to Pacific Bank as settlement of the amount due to Pacific Bank and the above legal case was settled.

    (b) In 1994, the Company acquired a 70% indirect interest in Dalian C.S.I. Rubber Co. Ltd. ("DL") from its ultimate parent company. Subsequent to the completion of the acquisition, the Company was made aware that the Chinese joint venture partner of DL had entered into another joint venture contract with a major United States manufacturer of tires and rubber products (the "Tire Manufacturer"). The terms of the new joint venture contract involved the sale to the Tire Manufacturer of the same radial tire factory and related facilities (the "Assets") which were to have been contributed into DL by the Chinese joint venture partner under the original joint venture agreement.

         On March 14, 1995, the Company and its subsidiary, Orion Tire filed a claim in the US against the Tire Manufacturer for compensation in connection with the Tire Manufacturer's alleged wrongful acquisition of the Assets.

         In August 1999, the US District Court for the Central District of California (the "District Court") granted the Tire Manufacturer's motion for summary judgment to dismiss Orion Tire's merits of the case.

         In November 2001, the US Court of Appeals for the Ninth Circuit reversed the judgment of the District Court and remanded Orion Tire's claim against the Tire Manufacturer for further proceedings. The Company and Orion Tire then proceeded to claim for economic advantage against the Tire Manufacturer. No representations regarding the outcome of the case can be made at this time. As of the date of this report, the Directors of the Company believe the outcome of the proceedings will not have any material adverse financial effect on the Company or any of the operating subsidiaries.


25. SUBSEQUENT EVENTS

        On June 3, 2003, the Company entered into a contract to dispose of its remaining interest in DH (including the incomplete radial tire factory) for a consideration of Rmb10,000 to an independent third party. The completion of the sale is pending upon certain approvals from the governmental authorities. The Company transferred control and substantially all its risks and benefits of ownership of the factory to the buyer on the same date after receiving the total sale proceeds of Rmb10,000, resulting in a gain on disposal of approximately such amount.

        On June 15, 2003, the Company entered into another contract for disposal with an independent third party pursuant to which the Company agreed to sell to the buyer a 25% interest in HZ for a consideration of approximately Rmb164,660. The sale is conditional upon the parties receiving approval of the transaction from the relevant governmental authorities. Details of contribution of HZ to the revenue and operating results of the Group for the three years ended December 31, 2002 have been set out in note 22.

                   CHINA ENTERPRISES LIMITED AND SUBSIDIARIES

                SCHEDULE VIII - VALUATION AND QUALIFYING ACCOUNTS

                             (Renminbi in thousands)

                                                          CONTINUING OPERATIONS                     DISCONTINUED OPERATIONS
                                                  ---------------------------------------- ----------------------------------------
                                                   BALANCE                        BALANCE   BALANCE
                                                     AT                          AT END OF    AT                            BALANCE
                                                  BEGINNING ADDITIONS RECOVERY     YEAR    BEGINNING               SALE OF   AT END
                                                   OF YEAR                                  OF YEAR   ADDITIONS   BUSINESS  OF YEAR
                                                  --------- --------- --------   --------- ---------  ---------   --------  -------
Year ended December 31, 2000:-
Allowance for doubtful receivables                  44,183   19,441        --     63,624    103,812     26,864         --   130,676
Valuation allowance for deferred tax assets(1)      21,486    7,868        --     29,354     97,442     20,255         --   117,697
Impairment loss provision on loan receivable        41,804   14,962        --     56,766         --         --         --        --
Provision for an amount due from a related              --       --        --         --         --         --         --        --
   company

Year ended December 31, 2001:-
Allowance for doubtful receivables                  63,624       --   (10,668)    52,956    130,676     42,790    (38,366)  135,100
Valuation allowance for deferred tax assets(1)      29,354       --    (7,238)    22,116    117,697     50,366    (19,040)  149,023
Impairment loss provision (recovery) on loan
   receivable                                       56,766       --    (9,800)    46,966         --         --         --        --
Provision for an amount due from a related              --   27,000        --     27,000         --         --         --        --
   company

Year ended December 31, 2002:-
Allowance for doubtful receivables                  52,956       --    (1,982)    50,974    135,100      4,515     (6,511)  133,104
Valuation allowance for deferred tax assets(1)      22,116       --    (1,079)    21,037    149,023    (19,804)   (70,662)   58,557
Impairment loss provision on loan receivable        46,966       --        --     46,966         --         --         --        --
Provision (recovery) for an amount due from a
   related company                                  27,000       --    (5,016)    21,984         --         --         --        --

Note (1):  The deferred tax asset related to the allowances for doubtful receivables, inventory obsolescence, write-down of inventories to net realizable value, provision for warranty expenses, impairment loss provision for long-lived assets, accelerated depreciation allowances and tax losses carried forward are considered not "more likely than not" going to be realized. Accordingly, valuation allowances were set up against these deferred tax assets.

                                ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

EXHIBIT
NUMBER                DESCRIPTION
-------               -----------
1                     Memorandum and Articles of Association (incorporated by
                      reference to Exhibit 1 to the Company's Form 20-F for
                      the fiscal year ended December 31, 2001, filed with the
                      Commission on July 12, 2002, Document Control Number:
                      02048962)

4(a)1 Contract between Taiyuan Municipal Economic Commission as buyer and the Company as seller for the sale of seller's interest in the bias tire factory of Taiyuan Plant of Double Happiness (incorporated by reference to Exhibit 1 to the Company's Form 20-F for the fiscal year ended December 31, 2001, filed with the Commission on July 12, 2002, Document Control Number: 02048962)

4(a)2 Contract dated January 8, 2003 between Ningxia Yinchuan Rubber Manufacturing, the Chinese joint venture partner of Yinchuan CSI, as buyer and the Company as seller for the sale of seller's interest in Yinchuan CSI (English language translation of Chinese language agreement)

4(a)3 Contract dated June 15, 2003 between Hangzhou Industrial & Commercial Trust & Investment Co. Ltd. as buyer and the Company as seller for the sale of 25% interests in Hangzhou Zhongce (English language translation of Chinese language agreement)

4(a)4 Executive Share Option Scheme (incorporated by reference to Exhibit 4(c) to the Company's Form 20-F for the fiscal year ended December 31, 2001, filed with the Commission on July 12, 2002, Document Control Number: 02048962)

8                     Subsidiaries of the Company

10(b)1 Report of Independent Public Accountant for the year ended December 31, 2000

12(a)1 Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12(a)2 Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13(a)1                Certification of the CEO of the Company pursuant to
                      Section 906 of the Sarbanes-Oxley Act of 2002

13(a)2                Certification of the CFO of the Company pursuant to
                      Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.





                                                       CHINA ENTERPRISES LIMITED
                                                             (REGISTRANT)






                                                          /s/ Lien Kait Long
                                                       -------------------------
                                                             LIEN KAIT LONG
                                                         Chief Financial Officer


Date: July 31, 2003

                                 EXHIBITS INDEX

EXHIBIT
NUMBER                DESCRIPTION
-------               -----------

1 Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company's Form 20-F for the fiscal year ended December 31, 2001, filed with the Commission on July 12, 2002, Document Control Number:
                      02048962)

4(a)1 Contract between Taiyuan Municipal Economic Commission as buyer and the Company as seller for the sale of seller's interest in the bias tire factory of Taiyuan Plant of Double Happiness (incorporated by reference to Exhibit 1 to the Company's Form 20-F for the fiscal year ended December 31, 2001, filed with the Commission on July 12, 2002, Document Control Number: 02048962)

4(a)2 Contract dated January 8, 2003 between Ningxia Yinchuan Rubber Manufacturing, the Chinese joint venture partner of Yinchuan CSI, as buyer and the Company as seller for the sale of seller's interest in Yinchuan CSI (English language translation of Chinese language agreement)

4(a)3 Contract dated June 15, 2003 between Hangzhou Industrial & Commercial Trust & Investment Co. Ltd. as buyer and the Company as seller for the sale of 25% interests in Hangzhou Zhongce (English language translation of Chinese language agreement)

4(a)4 Executive Share Option Scheme (incorporated by reference to Exhibit 4(c) to the Company's Form 20-F for the fiscal year ended December 31, 2001, filed with the Commission on July 12, 2002, Document Control Number: 02048962)

8                     Subsidiaries of the Company

10(b)1 Report of Independent Public Accountant for the year ended December 31, 2000

12(a)1 Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12(a)2 Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13(a)1                Certification of the CEO of the Company pursuant to
                      Section 906 of the Sarbanes-Oxley Act of 2002

13(a)2                Certification of the CFO of the Company pursuant to
                      Section 906 of the Sarbanes-Oxley Act of 2002