Form 20-F
period 2003-12-31
CHINA ENTERPRISES LTD
filed 2004-07-26
CIK 908256

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or l5(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                                   [X] Yes [ ]No

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                          [ ]Item 17 [X] Item 18

                           FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 21E of the Securities Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

-   our business strategy;

-   our ability to finance out business strategy;

-   the planned re-engineering of our tire plants and related applications;

- future developments in the tire industry in China and changes in government policies;

-   future developments in the Asian travel industry; and

- other statements relating to our future business development and financial performance.

The words "anticipate", "believe", "estimate", "expect", "intend", "plan", "may", "will" and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements. We do not intend to update these forward-looking statements except as required by the U.S. securities laws.

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. They are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, there can be no assurance that the company will achieve or accomplish these expectations or beliefs.

      In addition to these important factors and matters discussed elsewhere herein, there are a number of important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements, including without limitation, the strength of world economies and currencies, general market conditions, changes in general domestic and international political conditions, and other matters described in the "Risk Factors" included in this annual report or otherwise described from time to time in the reports the Company files with the Securities and Exchange Commission.

                            EXCHANGE RATE INFORMATION

Unless otherwise specified, all references in this document to "U.S. Dollars", "Dollars", "US$" or "$" are to United States dollars; all references to "Renminbi" or "Rmb" are to Renminbi, which is the legal tender currency of the People's Republic of China (the "PRC" or "China"); all references to "HK$" are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region ("Hong Kong"). Translation of amounts from Renminbi to U.S. Dollars for the convenience of the reader has been made in this document at US$1.00 to Rmb8.28, the exchange rate quoted by the People's Bank of China on December 31, 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See section "Exchange Control" under "Item 10. Additional Information" in this annual report for more details.

References and statements contained in this document regarding China do not apply to Taiwan nor the Republic of China.

                                TABLE OF CONTENTS

                                                                                           Page
PART I
Item 1    Identity of Directors, Senior Management and Advisers                              5
Item 2    Offer Statistics and Expected Timetable                                            6
Item 3    Key Information                                                                    7
Item 4    Information on the Company                                                        14
Item 5    Operating and Financial Review and Prospects                                      22
Item 6    Directors, Senior Management and Employees                                        31
Item 7    Major Shareholders and Related Party Transactions                                 34
Item 8    Financial Information                                                             37
Item 9    The Offer and Listing                                                             39
Item 10   Additional Information                                                            40
Item 11   Quantitative and Qualitative Disclosure about Market Risk                         44
Item 12   Description of Securities Other than Equity Securities                            45

PART II
Item 13   Defaults, Dividend Arrearages and Delinquencies                                   46
Item 14   Material Modifications to the Rights of Security Holders and Use of Proceeds      47
Item 15   Controls and Procedures                                                           48
Item 16   Reserved                                                                          49
Item 16A  Audit Committee Financial Expert                                                  50
Item 16B  Code of Ethics                                                                    51
Item 16C  Principal Accountant Fees and Services                                            52
Item 16D  Exemptions from the Listing Standards for Audit Committees                        53
Item 16E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers            54

PART III
Item 17   Financial Statements                                                              55
Item 18   Financial Statements                                                             147
Item 19   Exhibits                                                                         194

SIGNATURES                                                                                 195

EXHIBIT INDEX                                                                              196

                                     PART I
                ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
                                  AND ADVISERS

As China Enterprises Limited (the "Company", which term shall include, when the context so requires, the subsidiaries of the Company during the applicable period) is filing this Form as its annual report under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the information called for by Part I, Item 1 of Form 20-F is not applicable.

                 ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

As the Company is filing this Form as an annual report under the Exchange Act, the information called for by Part I, Item 2 of the Form 20-F is not applicable.

                             ITEM 3. KEY INFORMATION

The Company together with all its subsidiaries are collectively referred to as the "Group" for the purpose of this annual report. For the purpose of this annual report, the latest practicable date with respect to share and certain exchange rate information is July 2, 2004.

SELECTED FINANCIAL DATA

The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003.

The Consolidated Statements of Operating Data for each of the three years in the period ended December 31, 2003 and the Consolidated Balance Sheet Data as of December 31, 2002 and 2003 has been derived from the audited consolidated financial statements (the "Consolidated Financial Statements") included in Item 18 "Financial Statements" of this annual report. The Consolidated Statements of Operations Data for the years ended December 31, 1999 and 2000 and the Consolidated Balance Sheet Data as of December 31, 1999, 2000 and 2001, as set forth below, have been derived from audited consolidated financial statements not included in this annual report. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes thereto.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY
(AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, THEIR PAR VALUES AND PER SHARE
DATA)

                                                                             Year ended December 31,
                                                   1999           2000          2001         2002                 2003
                                                  (a)(b)         (a)(b)        (a)(b)       (a)(b)              (a)(b)(c)
                                                    Rmb           Rmb           Rmb           Rmb           Rmb           US$
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

Revenues                                         1,360,298     1,605,842     2,087,885     2,610,076     2,808,369       339,175
Income from operations                               7,267         8,269        89,461       172,096       100,746        12,167
(Loss) profit from continuing operations           (53,651)      (33,803)       36,425       (62,943)      (99,550)      (12,023)
Loss from discontinued operations (a)              (99,545)      (45,581)     (171,784)     (199,838)       (7,760)         (937)
Net loss                                          (153,196)      (79,384)     (135,359)     (262,781)     (107,310)      (12,960)
Net income from operations per share                  0.80          0.91          9.92         19.09         11.17          1.35
Basic and diluted (loss) earnings from
   continuing operations per common share (b)        (5.89)        (3.73)         4.04         (6.98)       (11.04)        (1.33)
Basic and diluted loss from discontinued
   operations per common share (a) & (b)            (10.94)        (5.02)       (19.05)       (22.16)        (0.86)        (0.10)
Basic and diluted loss per common share (b)         (16.83)        (8.75)       (15.01)       (29.14)       (11.90)        (1.43)
Weighted-average number of common share
   outstanding (b)                               9,100,000     9,069,956     9,017,310     9,017,310     9,017,310     9,017,310
Dividend declared per common share
 - in Rmb                                             0.66          0.66          0.17             -             -             -
 - in US$                                             0.08          0.08          0.02             -             -             -

CONSOLIDATED BALANCE SHEETS DATA :

Total assets                                     3,316,944     3,326,983     2,978,965     2,880,680       466,897        56,389
Shareholders' equity                             1,041,662       952,627       804,197       535,206       430,056        51,940
Supervoting common stock - par value US$0.01
   per share                                           244           244           244           244           244            29
Common stock - par value US$0.01 per share             532           526           526           526           526            64

Notes:

(a) The bias tire factory of Double Happiness Tyre Industries Corporation Limited ("Double Happiness") was disposed of during 2001, Yantai C.S.I. Rubber Co., Limited ("Yantai CSI") and Shandong C.S.I. Synthetic Fiber Co., Limited ("Shandong Synthetic") were disposed of during 2002, the radial tire factory of Double Happiness, Yinchuan C.S.I. (Greatwall) Rubber Co. Limited ("Yinchuan CSI") and CSI Rubber Industries Limited ("CSI Rubber") were disposed of during

2003. The Company has thus recorded the operating result of Double Happiness, Yantai CSI, Shandong Synthetic, Yinchuan CSI and CSI Rubber separately from continued operations as loss from discontinued operations retrospectively for all years presented.

(b) The calculation of basic and diluted (loss) earnings from continuing operations per common share, basic and diluted loss from discontinued operations per common share and basic and diluted loss per common share from 1999 to 2003 is based on the weighted-average number of common stock outstanding during the years ended December 31, from 1999 to 2003. The weighted-average number of common stock outstanding for 1999 was 9,100,000, for 2000 was 9,069,956 and for 2001, 2002 and 2003 was 9,017,310. There were no dilutive securities.

(c) The Company sold a 25% interest in Hangzhou Zhongce Rubber Co., Limited ("Hangzhou Zhongce") during 2003, leaving the Company with a minority interest in Hangzhou Zhongce as of October 1, 2003. The Company accounted for the results of operations of Hangzhou Zhongce for the nine months period end September 30, 2003 and shared equity earnings of Hangzhou Zhongce for the period from October 1, 2003 to December 31, 2003.

EXCHANGE RATE INFORMATION

The Consolidated Financial Statements are published and denominated in Renminbi. Translation of amounts from Renminbi to U.S. Dollars for the convenience of the reader has been made in this document at US$1.00 to Rmb8.28, the exchange rate quoted by the People's Bank of China on December 31, 2003. As of July 2, 2004, the exchange rate quoted by the People's Bank of China remained at US$1.00 to Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

The following table sets forth the average unified exchange rates as of and during the years ended December 31, 1999, 2000, 2001, 2002 and 2003.

                                                                   YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------
                                                       1999       2000      2001       2002      2003
(Rmb equivalent of US$1.00)                             RMB       RMB        RMB       RMB        RMB
At unified exchange rate
      - average rate calculated by using the
      average of the exchange rates on the last
      day of each month during each period             8.28       8.28      8.28       8.28      8.28

The following table sets forth the high and low exchange rates as of and during the previous six months were as follows:

                                 AT UNIFIED EXCHANGE RATE
                                 ------------------------
(Rmb equivalent of US$1.00)       HIGH                LOW
                                  ----               ----
June 30, 2004                     8.28               8.28
May 31, 2004                      8.28               8.28
April 30, 2004                    8.28               8.28
March 31, 2004                    8.28               8.28
February 29, 2004                 8.28               8.28
January 31, 2004                  8.28               8.28

See "Exchange Control" under "Item 10. Additional Information" of this annual report for more details.

RISK FACTORS

The Company Has Incurred Net Losses in Recent Periods and May Not Be Able to Return to Profitability

During financial years 2001, 2002 and 2003, the Company incurred substantial net losses. For the year ended December 31, 2003, the Company incurred net losses of approximately US$13.0 million. The Company has also accumulated a deficit of approximately US$73.1 million as at December 31, 2003. Under the current economic environment, there is no guarantee that the Company will be able to turn around its business and return to profitability.

The Company May Not Be Able to Implement Successfully Its Business Strategy in which Case Its Business, Operating Results and Financial Condition Would Suffer

During the past few years, the Company has diversified its operations into businesses outside of tire manufacturing. In addition, the Company has disposed of operations it deemed underperforming. Further, during 2003, the Company reduced its interest in Hangzhou Zhongce from a majority to a minority position. The Company is actively seeking new investment opportunities. In June 2004, the Company entered into a conditional agreement to acquire certain properties under construction in Shanghai, China, for investment and rental purposes. However, there can be no assurance that the Company will be able to identify and consummate new investments and implement successfully its business plan.

      A key part of the Company's business strategy is to expand its operations through acquiring new businesses and business lines. The acquisition of new businesses and business lines carries substantial risk and uncertainties. Depending on the specific acquisition, there may be risks relating to the acquired business itself, risks relating to the industry in which the business operates, and risks relating to the Company itself, such as diversion of and strains on management and infrastructure resources, inability to successfully integrate the acquired business and incompatibility of business culture.

The Company May Not Be Able to Finance Acquisitions, Strategic Investments or Other Expansions of Operations or May Incur Financial Obligations or Liabilities in Connection with Any Acquisition or Expansion

Due to the limitation of the Company's existing financial resources, the Company may experience difficulty in funding acquisitions, investments or expansion of existing operations. The Company anticipates that it would fund any such activities through advance of bank loans. The Company could incur an increase in debt or other liabilities in connection with any acquisition or other similar matter. In addition, any such acquisition or activity could result in an increase in expenses and working capital requirements, among other potential financial demands on the Company.

The Voting Power of the Company's Major Shareholder May Make it Difficult for the Other Holders to Exercise Influence on Corporate Matters or for the Company to Engage in Business Combinations that the Public Shareholders May Deem Desirable

China Strategic Holdings Limited ("CSH") directly and beneficially holds all 3,000,000 shares of supervoting common stock and 1,629,200 shares of common stock and also has an indirect interest equivalent to 349,630 shares of common stock in the Company. As a result, CSH controls 88.8% of the voting rights of the outstanding capital stock of the Company and CSH is able to elect a majority of the Company's board of directors and will have sufficient voting control to affect corporate transactions without the concurrence of the Company's minority shareholders. In addition, CSH's voting rights tend to preclude any corporate action by shareholders or a change in control of the Company unless it is initiated or supported by CSH.

The Company's Business Focus on the Greater China Region Subjects the Company and Its Business to the Political, Economic and Other Developments in the Region

As a result of the Company's traditional business focus on the Greater China Region, the Company's business and its financial and operating results may be affected by significant political, economic, social and cultural developments in the region.

A substantial portion of the Company's results is derived from its affiliates, major businesses of which are located in China. These businesses are dependent in large part on the performance of the Chinese economy, as well as Chinese government policy. As a result, the future financial condition and results of operations of the Company could be adversely affected by slowdowns in the Chinese economy, Chinese macroeconomic policy that de-emphasize the development of industries which utilize products or services of the Company's affiliates or other governmental policies, including changes in laws, regulations or the interpretation thereof; confiscatory taxation; restrictions on currency conversion, imports or sources of supplies; or the expropriation or nationalization of private enterprises.

Although the Chinese government has been pursuing economic reform policies for approximately two decades, the Chinese government has recently announced that it is considering introducing measures in certain sectors to avoid overheating of the economy, including tightening bank lending policies and increases in bank interest rates. Any measures or actions taken by the Chinese government to control industries that utilize products or services of the Company's affiliates could restrict their business operations and adversely affect the financial positions of the Company and its affiliates.

Although the Company believes that the economic reforms and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect on economic development in China and that the Company and its affiliates will continue to benefit from these policies and measures, there is no assurance that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting China's political, economic and social life.

In addition, the Company's financial results are significantly dependent on the economy in the region. The economy of the Greater China Region differs significantly from the economies of the United States and Western Europe in such respects as structure, level of development, growth rate, capital reinvestment, resource allocation, self-sufficiency, rate of inflation and balance of payments position, among others. Adverse changes in economic in China, in the policies of the Chinese government, could have a material adverse effect on the overall economic growth of China. These developments could adversely affect the financial condition, results of operations and business of the Company and its affiliates, by reducing the demand for the products and services of the Company's affiliates.

As a member of the World Trade Organization, China's economic activity is expected to become more and more export driven and China's internal market is expected to see more competition through imports. The expected change in economic activity in China and the Greater China Region and a greater interdependence of the Chinese economy on the general world economy as a result of such changes could also impact the Company's financial results.

In addition, the operation of affiliates of the Company may be affected by the adequacy of supply of, and demand for electricity in, the Greater China Region. Demand for resources such as electricity continues to increase. In early 2004, the demand for electricity in the Greater China Region exceeded the available supply. Limitations on, or shortages in, available resources, such as electricity, could result in lower production of products than anticipated and could, accordingly, affect the growth of sales and profitability thereof.

Government Control of Currency Conversion and Exchange Rate Risks in the Region May Cause Obstacles to the Company's Business Development

China's central government imposes controls over its foreign currency reserves through organizing imports and through direct regulation of the conversion of its national currency into foreign currencies.

The Company's PRC entities conduct substantially all of their business in China, and their financial performance and condition are measured in terms of Rmb. Any devaluation of Rmb against US$ would consequently have an adverse effect on the financial performance and asset values of the Company when measured in terms of US$.

Under current policies, Rmb paid as dividends, trade and service-related foreign exchange transactions can be readily converted to US$ and other foreign currencies. However, payments related to capital nature transactions such as direct investment outside China are still subject to further government approval before they can be converted into foreign currencies.

Currently, there are few means and/or financial tools available in the open market for the Company to hedge its exchange risk against any possible devaluation of Rmb.

Limited Liquidity in the Company's Securities May Make It Difficult to Sell
Shares

As a foreign private issuer whose business is substantially in the China and Asian market, the Company has less exposure in the U.S. capital markets than comparable U.S. issuers. In addition, the Company has a relative small public float of its securities. These and other general economic, industry or Company factors may result in low trading volumes or prices of the Company's securities. Accordingly, shareholders of the Company bear risks regarding the liquidity of the Company's shares and may not be able to sell shares in desired quantities, at desired times or desired prices or a combination thereof.

Changes in Composition of the Company's Assets Could Result in the Company Being Deemed a "Passive Foreign Investment Company" Which Could Have a Negative Impact on U.S. Holders

Special U.S. federal income tax rules apply to U.S. holders of shares of a non-U.S. corporation that is classified as a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes. The determination of the PFIC status of the Company principally depends upon the composition of the Company's assets, including goodwill, and the amount and nature of the income of the Company, from time to time. The Company disposed of most of its operating subsidiaries, or its majority interest therein, during the past three years. There can be no assurance that the Company will not be considered as a PFIC for any taxable year. If the Company is treated as a PFIC during any year of a U.S. holder's holding period with respect to the Company's common stock, the U.S. holder will generally be required to treat certain excess distributions and any gain on the sale or other disposition of the Company's stock as ordinary income and in some cases an interest charge will also apply, unless the U.S. holder makes a mark-to market election.

As a result of changes in the Company's assets and sources of income, the Company could become an investment company for purposes of the United States Investment Company Act of 1940

While the Company believes that through its subsidiaries and affiliates it is actively engaged in operating businesses, and does not meet the definition of an investment company for purposes of the United States Investment Company Act of 1940 (the "1940 Act"), depending on the composition and valuation of the Company's assets and the sources of the Company's income from time to time, the Company could fall within the technical definition of the term "investment company" for purposes of the 1940 Act. If the Company were to become subject to the requirements of the 1940 Act, the Company's operations and results would be negatively impacted, including among other possible effects, the inability of the Company to raise capital through the offer and sale of its securities in the United States. The Company's business strategy is to continue to engage in one or more operating businesses through one or more majority-owned and/or primarily controlled subsidiaries. However, there can be no assurance that as a result of an unexpected shift in the composition and valuation of the Company's assets or in the sources of the Company's income, the Company would inadvertently become an investment company for purposes of the 1940 Act.

Weaknesses or Deficiencies in the Company's Internal Controls Could Have a Negative Impact on the Company's Operations and Financial Position

The Company has not completed a review of its internal control over financial reporting so as to enable it to complete a report of management on such internal control in accordance with rules of the Securities and Exchange Commission which will first be required as part of the Company's Form 20-F for the fiscal year ending December 31, 2005. While the Company believes it has adequate internal controls, there can be no assurance given the current status of the Company's review that the completion of the review will not disclose a weakness or deficiency in the controls. Any such weakness or deficiency could have a negative effect on the Company's operations and financial position and could require increased costs to remediate.

Increased Demand on Corporate Management Time May Have Potential Distortion on Overall Group Performance

As more investment opportunities arise, a significant portion of management time will be allocated to overseeing and monitoring the operations of each of the Company's newly acquired subsidiaries and affiliates some of which may be in industries completely different from the traditional core business of the Company. This could result in inefficient allocation of managerial resources in the Company. Moreover, the operation of businesses different from the core business may require different managerial skills and business acumen. The Company may not be able to successfully run newly acquired businesses in diverse industries.

Diversification May Result in Lowered Responsiveness to Cyclical Changes of Different Businesses

Diversification of the Company's businesses will result in assets, resources and management being committed or allocated to businesses in different fields. As a result, the Company's flexibility in responding to seasonal changes or periodic fluctuations in the business cycle in a particular business operation may be limited.

The Company is Dependent upon Key Personnel, the Loss of Which Could Harm the Company's Prospects

The Company depends, to a large extent, on the abilities and participation of its current management team, including Dr. Chan Kwok Keung, Charles and Dr. Allan Yap (collectively referred to as the "Key Personnel"). The loss of the services of any of the Key Personnel, for any reason, may have a materially adverse effect on the Company's prospects. The Company does not have employment agreements with the Key Personnel nor does the Company carry key man life insurance for the Key Personnel. If the Company were to lose the services of either of the Key Personnel, there can be no assurance that the Company would be able to find a suitable replacement for such person.

Natural disasters in the Greater China Region Could Cause Significant Damage to the Company's Business and Financial Results

The products of the Company's affiliates are manufactured at the factories located in the PRC. During the past years, the PRC has experienced natural disasters, including floods and fires. A disaster could cause significant damage to manufacturing factories which may not be adequately covered by insurance proceeds and could materially and adversely affect our business and financial results. The disaster relief and assistance in the PRC is not well developed and there can be no assurance that adequate government assistance would be available in the absence of sufficient insurance coverage. In addition, any natural disaster in the region would adversely impact the travel business of an affiliate of the Company which is focused on the Asia Pacific region.

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

Legal System Differences between the Greater China Region and the United States of America Could Impact Investors

Unlike common law systems in the western world, China has a civil law system based on written statutes and, therefore, decided legal cases are without binding legal effect, although they are often followed by judges as guidance. As the Chinese legal system develops, the promulgation of new laws, changes to existing laws and the preemption of local regulations by national laws may adversely affect the interests of foreign investors.

                       ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the laws of Bermuda on January 28, 1993. From July 15, 1993 to late 2002, the Company's shares were listed on the New York Stock Exchange, Inc. (the "NYSE"). On November 26, 2002, the Company's shares began trading on the OTCBB in the United States. The Company is registered in Hong Kong under the commercial name of "China Tire Holdings Limited" due to local company registration considerations.

The principal place of business of the Company is located at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong and its telephone number is (852) 2372 0130.

IMPORTANT EVENTS OF THE COMPANY'S BUSINESS SINCE THE BEGINNING OF 2004

On January 13, 2004, Wing On Travel (Holdings) Limited ("Wing On") entered into agreements (as subsequently amended on March 17 and May 4, 2004) with the Company and another holder of its convertible notes in relation to the issuance of new convertible notes. Under the agreements Wing On would issue new convertible notes to the Company or its nominee for a consideration of HK$155.0 million (Rmb165.2 million), of which HK$84.8 million (Rmb90.0 million) would be settled by the cancellation of the Company's current convertible notes of Wing On and the remaining balance would be satisfied in cash by the Company. The new convertible notes provide the Company rights to convert the notes into new shares of Wing On during a period of three years from the date of issue, at the Company's discretion, at an initial conversion price of HK$0.02 per share of Wing On, subject to adjustments. On June 8, 2004, the agreements were approved by Wing On's shareholders that do not have any interest in Wing On's current convertible notes and the transaction was completed on June 14, 2004.

On June 16, 2004, the Company, through an indirect wholly-owned subsidiary, entered into a conditional sale and purchase agreement with an independent third party, Shanghai Jiu Sheng Investment Company Limited, for the proposed acquisition by the Company of a parcel of land (the "Land") and a 24-story building under construction on the Land (the "Building") located in Shanghai, the PRC (the Land and the Building together referred to as the "Properties"). The estimated total gross floor space of the Building is approximately 37,000 square meters, on a parcel of an estimated approximately 5,500 square meters of Land. Subject to zoning approvals, which are a condition to the acquisition, the Company expects that the first four floors of the Building will be rented for commercial purposes and the remaining 20 floors will be developed and rented as service apartments.

The aggregate consideration for the Property is Rmb450 million. The Company paid the first deposit of Rmb50 million in cash upon signing of the agreement. Rmb380 million of the consideration will be payable upon the grant and drawdown of loans to be granted by PRC banks or financial institutions and secured by the Properties. The remaining Rmb20 million will be financed by internal resources of the Company and will be due upon completion of the transfer of the ownership of the Properties from the seller to the Company.

The Properties are in the development stage; the seller has agreed to procure competition of the development within 180 days from the date of the agreement. The effectiveness of the agreement is subject to certain conditions. The subsequent closing of the sale is subject to additional closing conditions. A copy of the agreement is included as Exhibit 4(a)4 to this annual report.

PRINCIPAL CAPITAL EXPENDITURES

Principal capital expenditures, investment and divestitures over the last three years include the following:

                                                                 2001               2002               2003
                                                               RMB'000            RMB'000            RMB'000
Purchase of property, plant and equipment                     (135,212)          (287,536)          (256,872)
Proceeds from disposal of property, plant and equipment          2,267             77,320              4,601
Acquisition of a subsidiary, net of cash acquired                4,120                  -                  -
Investments in and advances to affiliates, net                     929           (180,612)          (197,358)
Proceeds from disposal of a business component, net              1,734                833           (104,128)

The Company conducts its businesses through subsidiaries and affiliates. Accordingly, much of the expenditures described above have been made at the subsidiary level. For a description of the Company's subsidiaries, please refer to the section "ORGANIZATION STRUCTURE" below.

BUSINESS OVERVIEW

For the three years ended December 31, 2003, the Group principally engaged in the tire manufacturing and trading business. The Group's tire business was primarily conducted through Hangzhou Zhongce, which, through September 2003, was a majority-owned subsidiary of the Company. The Company's consolidated operating results for 2003 were derived substantially from the performance of Hangzhou Zhongce. Also, in 2002, the Company began to diversify its business and acquired a significant interest in Wing On, a Hong Kong based travel company. As described above, in the middle of 2004, the Company continued its diversification by entering into the sale and purchase agreement for the Properties.

Since the Company does not have any other operating subsidiary up to the date of this report, the financial results of the Company in fiscal 2004 may be greatly depended on the share of results of its affiliates, including the tire business and the travel business.

TIRE BUSINESS

During the years 2001 through 2003, the group was principally engaged in the tire manufacturing and trading business, through Hangzhou Zhongce. For the year ended December 31, 2003, Hangzhou Zhongce contributed approximately 96.8% of the Company's total revenues. Hangzhou Zhongce is mainly engaged in the manufacture and sale of bias and radial tires. Besides, Hangzhou Zhongce vertically acquired Fu Chun Jiang in 1999 which manufactures a number of raw materials including tire rubbers and carbon black. During 2003, the Company disposed of a 25% interest in Hangzhou Zhongce and ceased to consolidate the results of Hangzhou Zhongce and Fu Chun Jiang (collectively referred to as "Hangzhou Zhongce Group") as of October 1, 2003, following the completion of the disposal. At that time, the Hangzhou Zhongce Group became one of the major affiliates of the Company.

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

                                                             HANGZHOU ZHONGCE SALES IN UNITS
                                  JAN TO DEC 2001                      JAN TO DEC 2002                      JAN TO SEPT 2003
                         ----------------------------------  ----------------------------------  -----------------------------------
                                                  CHANGE                              CHANGE                               CHANGE
                                                   FROM                                FROM                                 FROM
TYPE OF TIRES              UNITS     % OF TOTAL  PRIOR YEAR    UNITS     % OF TOTAL  PRIOR YEAR    UNITS     % OF TOTAL   PRIOR YEAR
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------   ----------
Motor Vehicle Tires
  Passenger Car             789,092    16.90%     -14.32%     1,018,277     19.30%     29.04%     1,374,624     25.83%      35.00%
  Truck and Light Truck   3,582,291    76.71%      42.61%     3,879,185     73.52%      8.29%     3,633,721     68.27%      -6.33%
  Tractor                   265,219     5.68%      -0.67%       348,890      6.61%     31.55%       266,575      5.01%     -23.59%
  Others                     33,492     0.71%     -91.02%        30,282      0.57%     -9.58%        47,458      0.89%      56.72%
                         ----------   ------                 ----------    ------                ----------    ------
Total                     4,670,094   100.00%      14.66%     5,276,634    100.00%     12.99%     5,322,378    100.00%       0.87%
                         ==========   ======                 ==========    ======                ==========    ======
Bicycle Tires            35,625,601                 7.64%    40,651,193                14.11%    34,965,304                -13.99%
Wheelbarrow Tires         2,501,244                54.78%     2,723,131                 8.87%     2,318,035                -14.88%

                                                      HANGZHOU ZHONGCE SALES (SALES TAX EXCLUDED)
                                    JAN TO DEC 2001               JAN TO DEC 2002                  JAN TO SEPT 2003
                              ---------------------------   ---------------------------     ----------------------------
                                 SALES                        SALES                           SALES
                              ---------                     --------                        ---------
TYPE OF MOTOR VEHICLE TIRES     RMB'000        % OF TOTAL    RMB'000         % OF TOTAL      RMB'000          % OF TOTAL
                              ---------        ----------   ---------        ----------     ---------         ----------
  Bias Tires                    978,430          66.22%     1,053,238           55.66%        811,003           39.68%
  Radial Tires                  499,072          33.78%       839,017           44.34%      1,232,646           60.32%
                              ---------         ------      ---------          ------       ---------          ------
Total                         1,477,502         100.00%     1,892,255          100.00%      2,043,649          100.00%
                              =========         ======      =========          ======       =========          ======

TRUCK AND PASSENGER VEHICLE TIRES. The rise in commercial activities in China, improvement in living standard of the Chinese population and change in governmental policy of China supported the recent increased demand for commercial vehicles and road transportation in China. These factors stimulated the sales of motor vehicle tires for Hangzhou Zhongce, especially for passenger vehicle tires. Unit sales of passenger tires increased by 35% for the nine-month period of 2003 as compared to the whole year 2002. Truck and light truck tires continue to be the major products of Hangzhou Zhongce and accounted for over 68% of its total sales unit of motor vehicle tires in 2003.

BICYCLE TIRES. Since "Chao Yang" tire, Hangzhou Zhongce's brand name, is well known in the PRC, Hangzhou Zhongce sold approximately 35 million units of bicycle tires for the nine-month period ended September 30, 2003, and attained a leading position in the domestic market. Bicycle remains one of the major modes of transportation in China and hence the sales of bicycle tires were stable and provided a steady source of operating income.

MARKETS

MOTOR VEHICLE TIRES. Hangzhou Zhongce distributes its motor vehicle tires regionally to a large customer base - Zhejiang Province. Other major commercial and industrial centers along the eastern coastal region to which Hangzhou Zhongce sells its products include the city of Shanghai, the provinces of Jiangsu and Anhui and the provinces of Fujian and Jiangxi. As a result of the increase in productive capacity, Hangzhou Zhongce has successfully increased its business in Northern China. During 2001 to 2003, Hangzhou Zhongce started to expand its sales to other districts of China, primarily, as a result of decrease in percentage of sales in Eastern China and export sales.

   GEOGRAPHICAL SALES DISTRIBUTION OF MOTOR VEHICLE TIRE - 2001, 2002 AND 2003

                                                   % OF REVENUE
                                   ----------------------------------------------
                                      2001              2002              2003
REGION                             JAN ~ DEC         JAN ~ DEC         JAN ~ SEPT
Eastern China (1)                     42.7%             33.5%             32.9%
Northern China (2)                    17.6%             21.5%             22.0%
Western China (3)                      3.5%              5.3%              5.8%
Southwestern China (4)                 6.0%              6.3%              6.1%
Southern China (5)                     8.2%             11.9%             12.2%
Export(6)                             22.0%             21.5%             21.0%
                                     -----             -----             -----
Total                                100.0%            100.0%            100.0%
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

(3) Western China refers to the provinces of Gansu, Qinghai, Shannxi, Xinjiang and Ningxia.

(4)   Southwestern China refers the provinces of Sichuan, Yunnan, Guizhou and
      Tibet.

(5) Southern China refers to the provinces of Taiwan, Hubei, Hunan, Guangxi and Guangdong.

(6) Export sales are primarily to the Middle East, Philippines, Singapore, the United States and Canada.

The primary market for Hangzhou Zhongce's products is the replacement tire market which accounted for over 95% of the domestic sales of Hangzhou Zhongce in 2003. The Company estimates that, on average, tires are replaced more frequently in China than in any other developed country because of poor road conditions, frequent overloading of vehicles and the high daily usage rate of vehicles. As is typical in the China tire market, Hangzhou Zhongce does not have long term supply contracts with its customers, who customarily place orders for the following year at the end of each year. Accordingly, Hangzhou Zhongce focuses much of its marketing effort on developing new distribution opportunities in the replacement market and strengthening existing relationships with large customers and distributors.

Hangzhou Zhongce sells its motor vehicle tires and bicycle tires under its brand name "Chao Yang" and in 2003 had five primary channels for distributing its motor vehicle tires: (a) direct sales to Original Equipment Manufacturer customers, (b) sales through an authorized wholesaler, (c) auto repair shops,
(d) Hangzhou Zhongce's retail sales offices, and (e) exports. The enterprise has 3 retail sales offices in 3 provinces and central municipalities, primarily situated in cities adjacent to the Zhejiang province.

Sino-foreign equity joint venture enterprises are free to set prices for their products without government control. Hangzhou Zhongce adjusts its prices in response to market conditions. Based on quality and type of tire, radial tires are sold for prices higher than those for bias tires of comparable size.

Hangzhou Zhongce offers a "Triple Coverage" warranty for its tires, guaranteeing repair, return or replacement of defective tires. In 2003, Hangzhou Zhongce's tire manufacturing defect rate was 0.91%, compared to the national average of 0.50% and the customer return rate was 1.67%.

BICYCLE TIRES. Hangzhou Zhongce sells bicycle tires primarily in the Zhejiang Province, Shanghai and surrounding provinces. Its customer base is mainly in the replacement market. Hangzhou Zhongce believes that it has strong relationships with its customers. As with the motor vehicle tire market, Hangzhou Zhongce does not have long term supply contracts with customers, who customarily place orders for the following year at the end of each year.

      The Company does not believe that seasonality has a significant impact on its tire business.

RAW MATERIALS

A typical bias tire is manufactured, on cost basis, from a mix of approximately 25% natural rubber, 12% synthetic rubber, 31% nylon cord, 10% carbon black, 4% steel thread and 18% other materials. A typical radial tire is manufactured, on cost basis, from a mix of approximately 22% natural rubber, 5% synthetic rubber, 9% carbon black, 43% steel cord and 21% other materials. As indicated below, prices of key raw materials increased during 2003.

                          RAW MATERIAL COSTS: 2001-2003

                                2001                2002                2003
                                ----                ----                ----
                               AVERAGE             AVERAGE             AVERAGE
                                 COST                COST                COST
                             PER TON(1)          PER TON(1)          PER TON(1)
Natural Rubber                  6,730               6,450               9,180
Synthetic Rubber                6,730               7,450              10,150
Carbon Black                    3,850               3,560               3,680
Nylon Cord                     21,400              18,250              19,850
Steel Thread                    7,730               3,760               4,180
Steel Cord                     18,760              17,570              16,540

------------------
(1)   In thousands Rmb.

Hangzhou Zhongce Group currently pays for their imported raw materials with Renminbi by purchasing such materials through large Chinese import-export companies. Imports sourced directly from foreign suppliers are subject to import duties and must be purchased with foreign currency. However, by exporting its tires, Hangzhou Zhongce Group is exempted from paying import duties and earns foreign currency in an amount sufficient to balance the amount expended on raw material imports. Because of the lower prices generally quoted by export agencies and international tire distributors, domestic sales usually provide higher margins than export sales.

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

Hangzhou Zhongce Group believes that their products and manufacturing and other operations are in compliance, in all material respects, with existing applicable laws relating to air, water and noise pollution.

TRAVEL BUSINESS

      In 2002, the Company diversified into the travel business through an investment in Wing On. The travel industry in the Asia Pacific region had a difficult time in the first half of 2003. The global travel in the region was affected by, among other factors, hostilities such as the Iraqi war, concerns over terrorism and the Severe Acute Respiratory Syndrome ("SARS"). The unemployment rate of Hong Kong was persistently high. Wing On's tour operations and transportation business were harshly attenuated for several months.

      In response to the issues facing the industry, Wing On shifted its business focus. An increased emphasis was placed on local tours. Special promotions and initiatives were launched to rebuild public confidence in travel in the region. In addition, Wing On introduced new targeted adventure, photography tours and other tours. At the same time, in order to achieve greater operational efficiencies and cost savings, Wing On implemented restructuring changes during the year. Several of its less profitable local branches and overseas offices were closed and its loss-making transportation business was sold.

Despite these adverse factors, the industry recovered rapidly during the second half of the year following the control of epidemic, the subsequent lifting of various World Health Organization travel advisories, the launch of the Individual Visit Scheme by the Chinese government, pursuant to which Chinese citizens in selected cities can more easily travel to Hong Kong, and the implementation of the Closer Economic Partnership Arrangement by the Chinese government. Wing On improved its results in the second half of year 2003.

During 2003, Wing On continued to report a loss. The net loss of Wing On for the year was HK$371.0 million (equivalent to Rmb395.0 million). The loss was mainly due to an impairment loss recognized and allowances made of HK$61.4 million (equivalent to Rmb65.4 million), loss on disposal of investments, affiliates and discontinued operation of approximately HK$107.3 million (equivalent to Rmb114.2 million) and equity losses in affiliates of HK$114.8 million (equivalent to Rmb122.2 million). The Company's portion of the net loss based on its ownership interest in Wing On was HK$119.5 million (equivalent to Rmb127.2 million).

ORGANIZATIONAL STRUCTURE

The Company is part of a group of companies whose ultimate parent company is CSH (the "CSH Group"). See "Major Shareholders" in "Item 7. Major Shareholders and Related Party Transactions" of this annual report for more details.

The chart below illustrates the simplified position of the Company within the CSH Group at December 31, 2003.

                       ---------------------------------
                       |             CSH               |
                       |     (Listed in Hong Kong)     |
                       |  (Incorporated in Hong Kong)  |
                       |      (Investment Holding)     |
                       ---------------------------------
                                  |
                                  |  55.22%
                                  |
                       ---------------------------------
                       |          The Company          |
                       |       (Traded on OTCBB)       |
                       |   (Incorporated in Bermuda)   |
                       ---------------------------------
                                      |
                                      |
             ----------------------------------------------
             |                                            |
             |  26.0%                                     |  32.21%
             |                                            |
----------------------------                 ---------------------------------
|     Hangzhou Zhongce     |                 |           Wing On             |
|   (Incorporated in PRC)  |                 |     (Listed in Hong Kong)     |
|   (Tire Manufacturing)   |                 |   (Incorporated in Bermuda)   |
|                          |                 |     (Investment Holding)      |
----------------------------                 ---------------------------------


The Company itself is a holding company, which has majority interests in a number of subsidiaries and international entities as of December 31, 2003. The principal subsidiaries of the Company are Container Limited, Century Lead Limited ("Century Lead"), Capital Canton Limited ("Capital Canton"), Leading Returns Limited ("Leading Returns"), Sincere Ocean Limited ("Sincere Ocean"), Ventures Kingdom Limited ("Ventures Kingdom"), Million Good Limited ("Million Good"), Honest Map Limited ("Honest Map"), the British Virgin Islands ("BVI") incorporated companies.

           CONSOLIDATED PRINCIPAL SUBSIDIARIES AS OF DECEMBER 31, 2003

                                                                                             COMPANY'S
                               COUNTRY OF                                                OWNERSHIP INTEREST
CONSOLIDATED SUBSIDIARY      INCORPORATION              PRINCIPAL ACTIVITIES           DIRECTLY   INDIRECTLY
Container Limited                 BVI            Investment holding                      100%          -
Century Lead                      BVI            Investment holding                      100%          -
Capital Canton                    BVI            Investment holding                      100%          -
Sincere Ocean                     BVI            Investment holding                      100%          -
Million Good                      BVI            Investment holding                      100%          -
Ventures Kingdom                  BVI            Investment holding and financing        100%          -
Honest Map                        BVI            Investment holding and financing        100%          -
Leading Returns                   BVI            Investment holding and financing        100%          -

Through September 20, 2003, Hangzhou Zhongce, a PRC incorporated company, was also a majority-owned subsidiary of the Company. Please see Exhibit Number 8 for all subsidiaries of the Company.

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

              ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

OVERVIEW

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto contained in "Item 18. Financial Statements" of this Annual Report.

The forward-looking statements in this Item 5 are not guarantees of future performance. They involve both risk and uncertainty. Several important factors could cause our actual results to differ materially from those anticipated by these statements. Many of those factors are macroeconomic in nature and are, therefore, beyond the control of our management. Please see the "Forward-Looking Information" in this Annual Report for more details.

The Company has historically been engaged in the tire manufacturing and trading and related business. During 2001, the Company decided to reengineer its operations to improve its financial performance. The Company began to dispose of loss-making subsidiaries and tried to diversify its business.

In early 2002, the Company acquired a substantive stake in Wing On, diversifying its business into the travel industry. In fiscal 2003, the Company further completed its disposals of three loss-making subsidiaries, Yinchuan CSI and the Company's remaining interests in Double Happiness and ceased to account for the results of operations and the assets and liabilities of these subsidiaries from their respective disposal dates.

In June 2003, in order to realize part of its investment, the Company entered into a contract to sell a 25% interest in Hangzhou Zhongce on June 15, 2003. The sale was completed in September 2003 and Hangzhou Zhongce became an affiliate of the Group at that time. The Company's Directors considered the disposal as an attractive opportunity for the Company to realize part of its investment. The Company also considered the introduction of an investor in Hangzhou Zhongce to be beneficial to both its future development in the PRC and hence its future value to the Company. The Company consolidated the results of operations of Hangzhou Zhongce for the nine months period end September 30, 2003 and shared equity earnings of Hangzhou Zhongce for the period from October 1, 2003 to December 31, 2003.

After the completion of the above-mentioned restructuring activities, the Company is concentrating on its investments in major affiliates, Hangzhou Zhongce and Wing On.

The Company has continued to seek investment opportunities, particularly in the PRC. Since the signing of the Closer Economic Partnership Arrangement, economic exchanges between Hong Kong and the Mainland China have gained in momentum. The Company believes that, in part as a result of this development, the economy of the PRC will grow at an increased rate.

TIRE BUSINESS

During the year 2003, Hangzhou Zhongce continued to benefit from the growth in tire market in the PRC and recorded significant improvement in turnover. However, the results of Hangzhou Zhongce improved to a lesser extent as compared to turnover due to the significant increase in the price of raw materials. Nevertheless, Hangzhou Zhongce recorded an operating income of over Rmb130 million during fiscal 2003.

TRAVEL BUSINESS

Wing On was mainly engaged in the business of providing package tours, travel and other related services in Hong Kong. Its major affiliates are engaged in the operation of hotels. Over 90% of Wing On's operations were derived from Hong Kong whereas the majority of its assets are located in Hong Kong and the PRC.

In order to achieve greater operational efficiencies and cost savings, Wing On implemented restructuring changes during the year. Several of its less profitable local branches and overseas offices were closed and its loss-making transportation business was disposed of during the year. However, Wing On's business faced challenges during the year. In the first half of 2003, the travel industry in the Asia Pacific region was adversely affected by, among other factors, hostilities such as the Iraqi war, concerns over terrorism, SARS as well as the high unemployment rate in Hong Kong. In response to these challenges, Wing On shifted its business focus to increase emphasis on local tours in Hong Kong. Special promotions and initiatives were launched to boost public confidence in travel in the region. In addition, Wing On introduced new adventure, photography and other tours to attract customers.

As a result of the measures taken by Wing On and the recovery of economy in the second half of 2003 due in part to the control of SARS, the launch of the Individual Visit Scheme and the implementation of the Closer Economic Partnership Arrangement by the Chinese government, Wing On's results picked up in the second half of 2003.

Even so, Wing On continued to report a net loss of HK$371.0 million (equivalent to Rmb395.0 million) during fiscal 2003. The loss was mainly due to an impairment loss recognized and allowances made, as well as loss on disposal of investments, affiliates and discontinued operation and equity in losses of affiliates. Despite the Company's equity loss in Wing On in fiscal 2003, the Company is confident that Wing On's operations will improve as a result of the measures taken to restructure its business and the increasing spending power of the Chinese population.

POTENTIAL NEW BUSINESS

Consistent with the Company's belief in the rapid growth of the Chinese economy and the increasing number of international events held in Shanghai, the PRC, such as the Formula One car racing and other international exhibitions and conferences, the Company expects strong demand in hotel and commercial properties in Shanghai. As a result, on June 16, 2004, the Company entered into a conditional agreement for the proposed acquisition of the Properties for a total consideration of Rmb450 million. Rmb70 million of this consideration will be settled by the Company's internally generated fund whereas the remaining consideration will be financed by bank borrowings. It is anticipated that the Properties will be used for commercial and service apartment rental purposes.

With the increasing number of international events, such as Formula 1 racing and other international exhibitions and conferences being held in Shanghai on a regular basis, the Company believes that demand for short-term/long-term residential accommodations will continue to increase. The Company is optimistic that the acquisition could broaden the sources of income for the Company and strengthen its asset base. However, as the Properties are currently in the development stage and the acquisition remains subject to the satisfaction of various conditions, the financial result of the Company for at least the year 2004 will depend primarily on the Company's share of the earnings and financial results of its affiliates in the tire and travel businesses.

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates and judgments, including those related to bad and doubtful debts, inventories, warranty, income taxes and derivatives embedded in debt securities. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

BAD AND DOUBTFUL DEBTS

The Company maintains allowances for its bad and doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Estimates are used in determining the allowance for bad debts and are based on the historical collection experience, current trends, credit policy and a percentage of the accounts receivable by aging category. In determining these percentages, the Company looks at historical write-offs of account receivables. The Company also looks at current trends in the credit quality of its customer base as well as changes in its credit policies. If the financial condition of its customers changes, changes to these allowances may be required, which would impact the Company's future operating results.

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

WARRANTY

The Company has established a tire warranty reserve based on the Company's best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While the Company believes that the warranty reserve is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

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

DERIVATIVES EMBEDDED IN CERTAIN DEBT SECURITIES

Convertible notes of Wing On held by the Company contain features that enable the Company to, at its discretion, make cash payments to Wing On to convert the debt securities into common stock of Wing On. These features represent embedded derivatives which are required to be accounted for separately from the related debt securities. The estimated fair value of these features is valued using a simulation model that incorporates factors such as the current price of common stock of Wing On, its volatility, and time to expiration. Changes in the estimated fair value of the assets represented by these factors are adjusted to the consolidated statements of operations. The adjustments will be required until the features are either triggered or expire. The recorded value of these assets can fluctuate significantly based on changes in the value of the common stock of Wing On.

ACCOUNTING PRONOUNCEMENTS

A detailed discussion of accounting policies adopted and recent accounting pronouncements not yet adopted by the Company can be found in "Note 2. Summary of Significant Accounting Policies" of the Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report.

RESULTS OF OPERATION

The operating results of Double Happiness, Yinchuan CSI, Yantai CSI and Shandong Synthetic have been segregated from continuing operations and reported as a separate line item, discontinued operations, on the consolidated statement of operations. See "Note 4. Discontinued Operations" of the Consolidated Financial Statements included in "Item 18. Financial Statements" in this annual report for more details.

Selected Consolidated Statement of Income Data as a Percentage of Revenue

                                                    2001      2002       2003
Revenues:                                         100.00%    100.00%    100.00%
Cost of revenues                                  (87.98%)   (86.23%)   (89.11%)
Gross Profit                                       12.02%     13.77%     10.89%
Selling, general and administrative expenses       (6.44%)    (7.36%)    (7.31%)
Interest income                                     0.56%      1.55%      0.33%
Interest expenses                                  (1.90%)    (2.07%)    (1.18%)
Provision for income taxes                         (0.12%)    (0.68%)    (0.38%)
Net loss                                           (6.48%)   (10.07%)    (3.82%)

2003 compared to 2002

On September 30, 2003, the Company completed the sale of a 25% equity interest in a major operating subsidiary, Hangzhou Zhongce. As a result of this transaction, the Company's equity interest in Hangzhou Zhongce was reduced from 51% to 26%, and Hangzhou Zhongce became an equity method affiliate of the Company. The Company consolidated results of the operations of Hangzhou Zhongce up to September 30, 2003 in its consolidated financial statements for the year ended December 31, 2003, and accounted for Hangzhou Zhongce's results thereafter using the equity method of accounting.

The Company completed its disposal of most of its operating subsidiaries during 2003 and as a result, the operating performance of the Company for the year was mainly generated through those subsidiaries before their disposition during the nine-month period ended September 30, 2003.

Consolidated revenues arising from continuing operations amounted to Rmb2.81 billion, representing a 7.7% increase over the fiscal year 2002 revenues of Rmb2.61 billion. This was mainly due to an increase in sales volume, especially in the radial tire market. The demand for radial tire has remained high since 2001 and Hangzhou Zhongce continued to increase its productive volume of radial tires. The sales amount of radial tires increased by 47% in nine-month period ended September 30, 2003 as compared to that of the whole year 2002. The group sold a total of 5.3 million units of vehicle tires, 35.0 million units of bicycle tires and 2.3 million units of wheelbarrow tires in the nine-month period ended September 30, 2003. This nine-month period represents the period of 2003 during which Hangzhou Zhongce was part of the Company's consolidated group.

The Company's gross margin from continuing operations decreased from 13.8% for the year 2002 to 10.9% for the year 2003. The decrease was mainly due to the increase in cost of raw materials, such as synthetic rubber and natural rubber.

The Company's gross profit decreased by 14.8% from Rmb359.3 million for the year 2002 to Rmb306.0 million for the year 2003. The decrease was due to the increase in cost of raw materials and increase in warranty claims and sales rebates. It also related to the deconsolidation effect of Hangzhou Zhongce for the period of October 1, 2003 to December 31, 2003.

The selling and administrative expenses increased to Rmb205.2 million in 2003 versus Rmb192.2 million in fiscal year 2002 due to an increase in amount of sales and sales related expenses, e.g., cost of delivery.

Operating income from continuing operations decreased to Rmb100.7 million in fiscal year 2003 as compared with Rmb172.1 million in fiscal year 2002. It represented the operating income of Hangzhou Zhongce for a nine-month period in 2003 instead of a whole year in 2002.

Interest expense decreased by 38.8% from Rmb54.0 million for the year 2002 to Rmb33.0 million for the year 2003. This decrease was mainly due to the decrease in loans obtained from third parties during the year and a lower interest rates in 2003.

Loss from continuing operations increased to Rmb99.6 million in 2003 compared to Rmb62.9 million in 2002. This increase resulted mainly from an increase of the equity in losses of Wing On amounting to Rmb132.7 million which was partly offset by the share of earnings of Hangzhou Sunrise for the nine-month period ended September 30, 2003 and by the share of earnings of the Hangzhou Zhongce Group amounting to Rmb3.4 million for the period from October to December 2003.

Loss from discontinued operations decreased to Rmb7.8 million in the fiscal year 2003 from Rmb199.8 million in fiscal year 2002 and was mainly contributed by the loss on disposal of Yinchuan CSI and CSI Rubber. The decrease in such loss was due to an impairment write down for long-lived assets of Yinchuan CSI of Rmb174.4 million in 2002 but no similar loss was recognized for the discontinued operations in 2003.

For the year ended December 31, 2003, the Company recorded a consolidated net loss of Rmb107.3 million. The consolidated net loss decreased by 59.2% compared with Rmb262.8 million in 2002. This improvement resulted mainly from divestitures of non-performing assets and businesses in 2002 and early 2003.

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

The Company's gross margin from continuing operations rose from 12.0% for the year 2001 to 13.8% for the year 2002. The increase was substantially due to rise in margin of Hangzhou Zhongce to 13.5% in fiscal year 2002 compared to 11.8% for the previous year. The improved margin was mainly achieved through increase in sales volume, higher selling prices and the resulting economies of scale. The demand for radial tires remained high since 2001 and thus Hangzhou Zhongce continued to increase its productive volume of radial tires.

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

Operating income from continuing operations increased to Rmb172.1 million in fiscal year 2002 as compared with Rmb89.5 million in fiscal year 2001. This was mainly due to the increase in gross profit and the implementation of more efficient and effective marketing strategies. Further, there was a net recovery of amounts due from related companies amounting to Rmb5.0 million during fiscal 2002.

Interest expenses increased from Rmb39.8 million in fiscal year 2001 to Rmb54.0 million in fiscal year 2002. The increase was due to the increase in notes payable.

The increase in sales of Hangzhou Zhongce, which resulted in an increase in operating income from continuing operations, caused the increase in provision for income taxes from Rmb2.5 million in year 2001 to Rmb17.7 million in year 2002. Loss from continuing operations increased to Rmb62.9 million compared to a profit of Rmb36.4 million last year. This amount consisted primarily of a loss upon a decrease in fair value of the call option associated with the convertible note of Wing On totaling Rmb45.3 million and the Company's share of losses of Wing On in an amount of Rmb93.1 million since its acquisition on April 19, 2002. Due in part to the global concern about terrorism and the deflationary economy in Hong Kong, appetite for international travel dampened. The travel business of Wing On was in turn affected by the sharp fall in the long-haul tours while short-haul tours to Asia were only slowly recovering.

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

IMPACT OF INFLATION

The Chinese economy experienced an increase in the general price levels in fiscal year 2003. The general deflation rate in China was approximately - 3.0%,
- 0.4% and - 0.8% per annum in 1999, 2000 and 2002 respectively, while the inflation rate in China was approximately 0.7% and 1.2% in 2001 and 2003 respectively. As a result of the inflation rate, the Company suffered from the general increase in cost of locally sourced raw materials and operating expenses.

According to the figures of Hong Kong Census and Statistics Department, Hong Kong's economy experienced an slightly increase in the general price levels in fiscal year 2003 when compared with that of fiscal year 2002. The general deflation rate in Hong Kong was approximately -1.6%, -3.0% and -2.6% in 2001, 2002 and 2003 respectively. The deflation rates reflected the impact of consumer price change. As a result of the deflation rate, the Company's business suffered from the decrease in consumer spending but benefited from the general decrease in cost of operating expenses.

TAX REGULATIONS

Hangzhou Zhongce Group's products are subject to value-added tax ("VAT") and consumption tax ("CT") generally calculated at 17.0% and 10.0% respectively. However, the 10% CT in radial tire products was abolished on January 1, 2001.

Hangzhou Zhongce was granted approval by the local tax bureau for the application of a reduced tax rate. It was subject to a 15% rate on the applicable Chinese State unified income tax in fiscal year 2003. On the other hand, Fu Chun Jiang was subject to a 30% rate on the applicable Chinese State unified income tax in fiscal year 2003.

For the impact of tax regulations on the Company, see Note 13 to the Consolidated Financial Statements of the Company included in "Item 18. Financial Statements".

LIQUIDITY AND CAPITAL RESOURCES

In 2003, net cash provided by operating activities and financing activities was approximately Rmb104.8 million and Rmb305.3 million, respectively. Net cash used in investing activities was approximately Rmb591.1 million, which resulted in a net decrease in cash and cash equivalents of Rmb181.0 million.

The Company primarily used its cash and cash equivalents, bank loans and the cash flows from operating activities to fund its capital expenditures, investment in and advances to affiliates and subscription of note receivables. Other than the subscription of a new convertible note from Wing On described in
Item 4 of this Form 20-F, no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Group had been entered into during the year. In management's opinion, the working capital is sufficient for the Company's present requirements.

The Company's working capital requirements for continuing operations dramatically decreased in 2003 due to the disposal of the Hangzhou Zhongce Group. From December 31, 2002 to December 31, 2003, net accounts receivable from continuing operations decreased from Rmb314.2 million to RmbNil, short-term bank loans of continuing operations decreased from Rmb659.4 million to RmbNil, and long-term bank loans (including current portion) of continuing operations decreased from Rmb116.6 million to RmbNil. Total bank borrowings as of December 31, 2003 amounted to RmbNil, representing a decrease of 100.0% over total borrowings of Rmb776.0 million as of December 31, 2002.

For the year ended December 31, 2003, the Company had expenditures for the purchase of property, plant and equipment of Rmb256.9 million, representing a decrease of approximately 10.6% from those of Rmb287.5 million for the year ended December 31, 2002. The Company financed these expenditures by the cash flows from operations, short-term bank loans and cash on hand. The Company also decreased the amount of pledged deposits by 100.0% to RmbNil in 2003, compared to Rmb26.2 million in 2002.

In addition, cash and cash equivalents of the Company, including continuing and discontinued operations, decreased from Rmb244.6 million at December 31, 2002 to Rmb63.6 million at December 31, 2003 of which Rmb1.2 million (US$0.14 million) were U.S. dollar deposit.

There are no material restrictions, including foreign exchange controls, on the ability of the Company's subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances or product/material purchases. With respect to Hangzhou Zhongce, there are restrictions on the payment of dividends and the removal of dividends from China due to the Company's reinvestment program for tax purposes. In the event that dividends are paid by Hangzhou Zhongce, they would reduce the amount available for the reinvestment program and accordingly taxes would be payable on the profits not reinvested. The Company believes such restrictions will not have a material effect on the Company's liquidity or cash flows.

For related party information, please see "Item 7. Major Shareholders and Related Party Transactions" in this annual report. In the opinion of management, these related party transactions have no material effect on the Company's liquidity or cash flows.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

                                                                    PAYMENTS DUE BY PERIOD
                                                                                                                  2010
CONTRACTUAL OBLIGATIONS OF                    TOTAL           2004            2005 - 2007     2008 - 2009      AND BEYOND
   CONTINUING OPERATIONS                     -------         -------          -----------     -----------      ----------
                                             Rmb'000         Rmb'000            Rmb'000         Rmb'000         Rmb'000
Short-Term Debt                               27,708          27,708               -               -               -
                                              ------          ------            ----            ----            ----
Total Contractual Cash Obligations            27,708          27,708               -               -               -
                                              ======          ======            ====            ====            ====

Over the last few years, cash flow financing the operations of the Company was principally obtained from internally generated funds and bank borrowings. The Company had working capital of Rmb81.5 million and Rmb41.3 million as of December 31, 2003 and 2002, respectively.

On June 16, 2004, the Company entered into a conditional agreement with an independent third party in relation for the proposed acquisition of the Properties for a total consideration of Rmb450 million. The Company paid the deposit of Rmb50 million in cash by internal resources upon signing of the agreement. Rmb380 million of the consideration will be payable upon the grant and drawdown of loans to be granted by PRC banks or financial institutions and secured by the Properties. The remaining Rmb20 million will be financed by internal resources of the Company and will be due upon completion of the transfer of the ownership of the Properties from the sellers to the Company.

The Company did not undertake any guarantee as of December 31, 2003. During 2003, the Company did not enter into any off-balance sheet arrangement.

On January 13, 2004, Wing On entered into agreements (as subsequently amended on March 17 and May 4, 2004) with the Company and another holder of its convertible notes in relation to the issuance of new convertible notes, whereby Wing On would issue new convertible notes to the Company or its nominee for a consideration of HK$155.0 million (Rmb165.2 million), of which HK$84.8 million (Rmb90.0 million) was settled by the cancellation of the Company's current convertible notes of Wing On and the remaining balance was satisfied in cash by the Company's internal resources. The new convertible notes provide the Company rights to convert into new shares of Wing On during a period of three years from the date of issue, at the Company's discretion, at an initial conversion price of HK$0.02 per share of Wing On, subject to adjustments.

TREND INFORMATION

GENERAL

Following its sale of a portion of its interest in Hangzhou Zhongce in 2003, the Company does not have a majority-owned operating subsidiary as of the date of this report, except the entity investing in the Properties. The Company continues to seek new investment opportunities, such as the Properties, and expects to continue to diversify its operations into new business lines. For at least the year 2004, the Company expects its financial results to be largely dependent on its portion of the earnings and other results of affiliated companies, such as Hangzhou Zhongce and Wing On.

A substantial portion of the Company's results for the fourth quarter of 2003 was and for the year 2004 is expected to be derived from its affiliates, major businesses of which are located in China. These businesses are dependent in large part on the performance of the Chinese economy, as well as Chinese government policy. As a result, the future financial condition and results of operations of the Company could be adversely affected by slowdowns in the Chinese economy, as well as Chinese macroeconomic policy that de-emphasize the development of industries which utilize products or services of the Company's affiliates. See "Item 3. Key Information" ~ "Risk Factors".

TRENDS RELATED TO THE TIRE BUSINESS INDUSTRY

As a result of the Group's ongoing strategy of investing in China, the Company's operations and financial performance has historically been somewhat mitigated from the negative external effects on economics outside of the Greater China Region. During 2003, the economy in China remained strong.

The growing economy and the relatively stable society in China during 2003 brought about strong internal demands in all sectors that, in turn, created a relatively favorable environment for the Group's tire business. The PRC tire market continued to experience strong growth during 2003 as, among other factors, the construction of "five vertical and seven horizontal" National Trunks System accelerated and resulted in increased demand for motor vehicles and vehicle-related components, including tires.

During 2003, sales of radial tires showed strong growth and are expected to continue to grow compared to sales of bias tires. Most new motor vehicles are specifically designed for use with more durable radial tires. At the same time, sales of bias tires for the year 2003 continued to grow as heavy transportation vehicles continued to install less expensive bias tires. The Company anticipates that demand will increase for radial tires in 2004 and thus increase the equity shared by the Company.

TRENDS IN THE TRAVEL BUSINESS INDUSTRY

The travel industry in Asia experienced a very difficult year in 2003. However, the Company anticipates that the travel industry will begin to rebound in 2004. Since the signing of the Closer Economic Partnership Arrangement, economic exchanges between Hong Kong and the Mainland China have gained in momentum. The "Individual Visit Scheme" implemented by the Chinese government in late 2003 brought in more than a million new visitors to Hong Kong. The scheme was extended to all Guangdong cities by May 2004 and may be extended to other provinces. In part as a result of the Individual Visit Scheme, the prospects for the travel industry, including hotel business as well as local tour operations, are expected to improve for 2004.

The hotel chain, indirectly owned by an affiliate, Wing On, became a subsidiary of Wing On effective January 2004. Wing On is preparing to market its hotel products more aggressively by combining them with its package tour products. It is expected that Wing On's hotel operation will contribute an improvement to the Group in the future.

               ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The directors, executive officers and senior management of the Company as of December 31, 2003 are identified below.

DIRECTORS AND SENIOR MANAGEMENT

                                                                                                                    EMPLOYED
        NAME                       AGE                               POSITION                                         SINCE
Chan Kwok Keung, Charles            49        Chairman and Director of the Company                                   2000(1)
Allan Yap                           48        Vice Chairman and Director of the Company                              2001(1)
Dorothy Law                         34        Director                                                               2000
Richard Whittall                    45        Independent Director and Audit Committee Member of the Company         2000
David Edwin Bussmann                50        Independent Director and Audit Committee Member of the Company         2000(2)
Lien Kait Long                      56        Director                                                               1999
Chow Chun Man, Jimmy                35        Chief Financial Officer                                                2003

--------------------
(1) Dr. Chan Kwok Keung, Charles and Dr. Allan Yap are also executive directors of CSH

(2) Mr. David Edwin Bussmann is also an independent non-executive director of CSH

BRIEF BIOGRAPHY OF DIRECTORS AND SENIOR MANAGEMENT

Dr. Chan Kwok Keung, Charles, aged 49, is the chairman and director of the Company. Dr. Chan holds an honorary degree of Doctor of Laws and a bachelor's degree in civil engineering and has over 24 years' international corporate management experience in the construction and property sectors as well as in strategic investments. Dr. Chan is also the chairman and chief executive officer of CSH and the chairman of ITC Corporation Limited ("ITC"), Paul Y. - ITC Construction Holdings Limited ("Paul Y.") and Hanny Holdings Limited ("Hanny"), companies whose shares are listed on The Stock Exchange of Hong Kong Limited. He is also an executive director of Wing On and a non-executive director of Downer EDI Limited, a company whose shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange.

Dr. Yap, Allan, aged 48, is the vice chairman and director of the Company. He obtained the honorary degree of Doctor of Laws and has over 22 years' experience in finance, investment and banking. Dr. Yap is the managing director of Hanny and the vice chairman of CSH and an executive director of Wing On. Dr. Yap is also the chairman and chief executive officer of Burcon NutraScience Corporation ("Burcon"), a company whose shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange, and an executive chairman of PSC Corporation Limited and Intraco Limited, both public listed companies in Singapore. He is also a director of MRI Holdings Limited, a company whose shares are listed on Australian Stock Exchange.

Ms. Law, Dorothy, aged 34, is a director of the Company. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and has also been admitted as a Solicitor of the High Court of Hong Kong. Ms. Law is also a director of Burcon and corporate counsel of Hanny.

Mr. David Edwin Bussmann, aged 50, is an independent director and an audit committee member of the Company and an independent non-executive director of CSH. Mr. Bussmann has more than 22 years' experience in the investment and finance field, and is very familiar with investment issues related to China, as well as sectors such as technology, real estate, and direct investment. He previously worked at Salomon Brothers, Citibank, Bank of America and Prudential Asia.

Mr. Richard Whittall, aged 45, is an independent director and the chairman of the audit committee of the Company. He is the President of Watershed Capital Partners Inc., an investment banking firm, based in Vancouver, British Columbia, Canada. Mr. Whittall has 19 years' experience in investment banking advising domestic and international companies in the areas of fund raising, mergers, acquisitions, divestitures and strategic business alliances. Mr. Whittall currently serves as a president of Watershed Capital Partners Inc. and director of a number of public and private companies, including, Maximizer Software Inc., Glacier Ventures International Corp., Canadian General Investments Limited and Canadian World Fund Limited.

Mr. Lien Kait Long, aged 56, is a director of the Company. Mr. Lien holds a bachelor's degree in commerce and is a member of Institute of Certified Public Accounts of Singapore and the CPA Australia. He has over 33 years' experience in finance, accounting, investment and banking. He is also a director of MRI Holdings Limited, a company whose shares are listed on the Australian Stock Exchange. Mr. Lien is also director of Jishan Holdings Limited, Mediastream Limited, 8Telecom International Holdings Co. Ltd, companies listed on the Singapore Exchange Securities Trading Limited.

Mr. Chow Chun Man, Jimmy, aged 35, has been appointed as the Chief Financial Officer on September 24, 2003. Mr. Chow holds a Bachelor Degree in Accountancy and is a member for both of the Australian Society of Certified Practicing Accountants and the Hong Kong Society of Accountants. He has over 11 years' of experiences in auditing, financial reporting and corporate finance. Mr. Chow is also a Vice President of Hanny.

There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above. None of the directors or executive officers was elected or appointed pursuant to an arrangement or understanding with any third party.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

For the year ended December 31, 2003, the aggregate amount of compensation and bonuses paid by the Company and its subsidiaries as a compensation to all directors and executive officers, for service in all capacities, was approximately Rmb0.5 million (US$0.06 million). The grant of bonuses is determined at the discretion of the board of directors.

BOARD PRACTICES

All directors of the Company will hold office until the next annual meeting of the shareholders and their successors are elected and qualified. During the annual general meeting of the Company held on June 29, 2004, all six existing members were re-appointed to the board of directors of the Company.

No director of the Company entered into any service contract nor entitled to any benefits upon termination of employment with the Company.

The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. As of July 2, 2004, the audit committee of the Company consists of Mr. Richard Whittall and Mr. David Edwin Bussmann.

EMPLOYEES

The Company disposed of Yinchuan CSI during 2003 and Hangzhou Zhongce became an affiliate of the Company in September 2003. As of December 31, 2003, there were no employees in the Company. Pursuant to a management and administrative services agreement between the Company and CSH in 1993 and renewed for a term of three years in 1997 and 2000, CSH provides certain management and administrative services to the Company. See Note 18(c) to Consolidated Financial Statements in "Item 18 Financial Statements" for more details.

SHARE OWNERSHIP

NAME                                           POSITION             PERCENT OF SHARES OWNED
Dr. Chan Kwok Keung, Charles (1)               Chairman                       55.2%

Note:

(1) Dr. Chan's interest represents 3,000,000 super-voting shares and 1,978,830 common shares, representing 55.2% effective equity interest and 88.8% effective voting rights, of the Company beneficially held by CSH directly and indirectly. Dr. Chan is the Chairman of CSH. Through indirect wholly owned subsidiaries, Dr. Chan owns 33.6% of ITC, of which he is also a Chairman. As of July 2, 2004, ITC indirectly owns 24.6% interest in Hanny, which owns 29.4% of CSH. ITC, through wholly owned direct and indirect subsidiaries, also owns 55.1% of Paul Y., which indirectly owns 29.4% of CSH. Although Dr. Chan may be deemed a beneficial owner of the shares of the Company held by CSH pursuant to Rule 13d-3, he disclaims beneficial ownership of such shares.

No other director or member of senior management of the Company beneficially owns one percent or more of the shares of the Company.

SUMMARY OF THE OPTION SCHEME

The Company's shareholders approved an Executive Share Option Scheme (the "Option Scheme") at the 1994 Annual General Meeting. The Option Scheme authorized the granting of options to purchase up to 910,000 shares of the Company's common stock to officers, directors who are also full-time employees and other key full or part-time employees of the Company and its subsidiaries. The Option Scheme terminated on June 6, 2004 pursuant to its terms. At that time, there were no options outstanding under the Option Scheme.

A summary of movements of share options under the Company's options scheme during the year is as follows:

                                         EXERCISE PRICE       OUTSTANDING AT      SURRENDERED/LAPSED       OUTSTANDING AT
EXERCISABLE PERIOD                           (US$)             1.1.2003            DURING THE YEAR           12.31.2003
2.3.2000 to 2.2.2010                        9.9375              20,000                 (20,000)                    -
                                                                ------                 -------                  ----
                                                                20,000                 (20,000)                    -
                                                                ======                 =======                  ====

As of December 31, 2003, none of the Company's directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations, except as described above. Mr. Sheng Yu, the vice president and deputy chief operating officer of the Company, tendered his resignation to the Company in February 2003 and the option granted to him expired one month from the date of his resignation.

            ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

Based on filings on Schedule 13G under the Exchange Act, as of July 2, 2004, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company.

NAME OF HOLDER                                NUMBER OF SHARES HELD                   PERCENTAGE OF CLASS
CSH(1)                                              4,978,830                                 55.2%
Forstmann-Leff Associates, LLC(2)                   1,337,295                                 14.8%

(1) Includes 3,000,000 shares of supervoting common stock, each share having 10 votes on resolutions of shareholders, and 1,978,830 shares of common stock, each share having 1 vote on resolutions of shareholders. There has been no change in the percentage ownership of CSH during the past three years. Dr. Chan Kwok Keung, Charles is deemed to be the beneficial owner of the interest in shares held by CSH as defined by General Instructions F for preparing the Form 20-F. Dr. Chan's interest represents 3,000,000 super-voting shares and 1,978,830 common shares, representing 55.2% effective equity interest and 88.8% effective voting rights, of the Company beneficially held by CSH directly and indirectly. Dr. Chan is the Chairman of CSH. Through indirect wholly owned subsidiaries, Dr. Chan owns 33.6% of ITC, of which he is also a Chairman. As of July 2, 2004, ITC indirectly owns 24.6% interest in Hanny, which owns 29.4% of CSH. ITC, through wholly owned direct and indirect subsidiaries, also owns 55.1% of Paul Y. which indirectly owns 29.4% of CSH.

(2) Represents shares of common stock; includes 489,400 shares of common stock held by FLA International Fund, Ltd., representing 5.4% of the outstanding capital stock of the Company. According to the disclosure in the Schedule 13G and amendments thereto, Forstmann-Leff Associates, LLC, is a registered investment advisor under the Investment Advisers Act of 1940. FLA Advisers L.L.C., which also reported beneficial ownership of the 1,337,295 shares, is also a registered investment adviser under such Act. The members of Forstmann-Leff Associates, LLC's Investment Committee, are the managers of FLA Advisers L.L.C. FLA Advisers L.L.C. is the investment advisor to FLA International Fund, Ltd. The entities reported that various of their clients have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, the common stock. According to the Schedule 13G and amendments thereto, no client held interests greater than 5% other than FLA International Fund, Ltd.

For the years ended December 31, 2002 and 2001, Forstmann-Leff Associates, LLC, FLA Asset Management LLC, FLA Advisers L.L.C. and FLA International Fund, Ltd reported jointly on Schedule 13G, reporting in the aggregate beneficial ownership of 1,439,495 and 1,459,095 shares, respectively, as of the end of such years.

According to the shareholders list, dated April 8, 2004, provided to the Company by its transfer agent, there are 90 shareholders (representing all issued common stock of 6,017,310 shares) of record of the Company's common stock. Among them, 88 holders of the Company's common stock (holding 6,017,110 common shares) are resident in the United States. All issued supervoting common stock is held by CSH, the major shareholder of the Company which was incorporated in Hong Kong.

RELATED PARTY TRANSACTIONS

DUE FROM/TO RELATED COMPANIES

      The amounts due from related companies primarily arise from sales of tires and are unsecured, non-interest bearing and repayable at the end of credit periods granted ranging from 90 days to 180 days. Historically, the Company has not experienced losses related to these receivables with the exception of an allowance for doubtful accounts amounting to Rmb27,000,000 charged to the consolidated statement of operations during fiscal 2001. The management reviewed the recoverability of these receivables during fiscal 2002 and recognized a net recovery of Rmb5,016,000 in the consolidated statement of operations for fiscal 2002.

As of December 31, 2002, the loans from related companies represented funds advanced to the Company and were unsecured, non-interest bearing and had no fixed repayment terms. As of December 31, 2003, as a result of the disposition of its subsidiaries in the PRC, the Company had no amounts due from/to related companies.

LAND USE RIGHT

The Taiyuan municipal government granted its approval for Taiyuan Rubber Factory, the Chinese joint venture partner of Double Happiness, to use the parcel of land on which Double Happiness' bias tire factory is located, but had not issued any land use right certificate prior to the disposition by the Company of its entire interest in the factory. Prior to that time, Double Happiness and Taiyuan Rubber Factory had agreed in principle that Double Happiness would the land for the 50-year term of the joint venture, subject to agreed upon annual fees. A lease contract was signed between the parties prior to the Company's disposition, and such lease would have been subject to the prior formal transfer of the land use right to Taiyuan Rubber Factory from the Taiyuan municipal government. Taiyuan Rubber Factory had undertaken to bear any cost associated with the arrangements to be made for the transfer and to bear any loss which Double Happiness may suffer as a result of the failure to effect the transfer. The agreement ceased upon the disposition of the Company of its interest in the bias tire factory of Double Happiness to a third party during fiscal 2001.

MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT

Pursuant to a management and administrative services agreement between the Company and CSH in 1993 and renewed in 1997 and 2000, in each case for a term of three years, CSH provides certain management services to the Company for an annual fee of US$30,000 (Rmb248,000). In addition, the Company has agreed to reimburse CSH for administrative services not covered by the management and administrative services agreement rendered on behalf of the Company on a cost plus 5% basis, in the aggregate amount of approximately Rmb4,127,000, Rmb4,731,000 and Rmb5,708,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

SALES TO/PURCHASES FROM RELATED PARTIES

Hangzhou Zhongce recorded sales to related companies of approximately Rmb184,202,000, Rmb209,112,000 and Rmb194,971,000 that have been reflected in the Company's consolidated financial statements for the years ended December 31, 2001, 2002 and the nine months ended September 30, 2003, respectively.

Hangzhou Zhongce paid subcontracting charges to an affiliate of approximately Rmb127,989,000, Rmb199,373,000 and Rmb277,470,000 for tire processing that have been reflected in the Company's consolidated financial statements for the years ended December 31, 2001, 2002 and the nine months ended September 30, 2003, respectively.

These transactions were carried out after negotiations between Hangzhou Zhongce and the respective related companies in the ordinary course of business and on the basis of the estimated market value as determined by the management of Hangzhou Zhongce.

INDEMNIFICATION FROM A CHINESE JOINT VENTURE PARTNER OF ACCOUNTS RECEIVABLE BALANCE

The Chinese joint venture partner of Double Happiness agreed to indemnify Double Happiness against any financial losses resulting from any uncollectible trade and other receivable balance transferred into Double Happiness by the predecessor state-owned enterprise upon the establishment of the joint venture. As of December 31, 2000, the Chinese joint venture partner of Double Happiness agreed to indemnify Rmb4,403,000 of these receivable balances. The arrangement ceased upon disposition of the Company's entire interest in the bias tire factory of Double Happiness to a third party during fiscal 2001.

RELATED PARTY GUARANTEES

During 2002, Hangzhou Zhongce undertook to guarantee, without charge, certain bank loan facilities of approximately Rmb160,000,000 and Rmb7,900,000 granted by certain banks to an affiliate in the PRC and a related party respectively. The guarantees remain outstanding, although Hangzhou Zhongce has not been called to perform under them.

Certain parties guaranteed certain of the Group's bank borrowings at no cost to the Company as of December 31, 2002. Details of the borrowings are shown in Note 12 of the Consolidated Financial Statements in "Item 18. Financial Statements" of this annual report.

                          ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report. See also "Item 17. Financial Statements" of this annual report for financial statements of Wing On and Hangzhou Zhongce.

DIVIDEND POLICY

On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2002 and 2003, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will also depend on the Company's results of operations and financial condition, and other factors deemed relevant by its board of directors.

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

The board of directors of Hangzhou Zhongce declared a dividend of Rmb39,220,000 for the year ended 2002, which was paid in June 2003. As a result of its percentage ownership interest in Hangzhou Zhongce, the Company received a dividend payment of Rmb20,002,200.

SIGNIFICANT CHANGES

On January 13, 2004, Wing On entered into agreements (as subsequently amended on March 17 and May 4, 2004) with the Company and another holder of its convertible notes pursuant to which Wing On would issue new convertible notes to the Company or its nominee for a consideration of HK$155.0 million (Rmb165.2 million), of which HK$84.8 million (Rmb90.0 million) would be settled by the cancellation of the Company's existing convertible note of Wing On and the remaining balance would be satisfied in cash by the Company. The new convertible note would entitle the Company to convert the note into new shares of Wing On during a period of three years from the date of issue, at the Company's discretion, at an initial conversion price of HK$0.02 per share of Wing On, subject to adjustments. On June 8, 2004, the agreements were approved by Wing On's shareholders that do not have any interest in Wing On's current convertible notes and the transaction was completed on June 14, 2004.

On June 16, 2004, the Company, through an indirect wholly-owned subsidiary, entered into a conditional sale and purchase agreement with an independent third party, Shanghai Jiu Sheng Investment Company Limited, for the proposed acquisition by the Company of the Properties. The estimated total gross floor space of the Building is approximately 37,000 square meters, on a parcel of an estimated approximately 5,500 square meters of Land. Subject to zoning approvals, which are a condition to the acquisition, the Company expects that the first four floors of the Building will be rented for commercial purposes and the remaining 20 floors will be developed and rented as service apartments.

The aggregate consideration for the Property is Rmb450 million. The Company paid the first deposit of Rmb50 million in cash upon signing of the agreement. Rmb380 million of the consideration will be payable upon the grant and drawdown of loans to be granted by PRC banks or financial institutions and secured by the Properties.

The remaining Rmb20 million will be financed by internal resources of the Company and will be due upon completion of the transfer of the ownership of the Properties from the seller to the Company.

The Properties are in the development stage; the seller has agreed to procure competition of the development within 180 days from the date of the agreement. The effectiveness of the agreement is subject to certain conditions. The subsequent closing of the sale is subject to additional closing conditions. A copy of the agreement is included as Exhibit 4(a)4 to this annual report.

                               ITEM 9. THE LISTING

Shares of the Company's common stock traded on the NYSE under the symbol "CSH" from 1993 to late 2002. However, the trading was suspended on September 27, 2002 by the NYSE for the failure of the Company to meet the NYSE's continuing listing standards. Effective December 30, 2002, the common stock of the Company was removed from listing on the NYSE.

Since November 26, 2002, the Company's common stock has traded on the OTCBB under the stock symbol "CSHEF". The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in OTC equity securities for companies which are registrants with the SEC.

The following table set forth, for the periods indicated the high and low closing sale prices of the common stock as reported by NYSE from January 1, 1998 to September 27, 2002 and by the OTCBB from November 26, 2002 to December 31, 2003.

YEAR ENDED                       HIGH                               LOW
                                 ----                               ---
December 31, 2003                3.50                              0.25
December 31, 2002                2.00                              0.20
December 31, 2001                2.90                              0.71
December 31, 2000                9.38                              2.00
December 31, 1999               10.62                              3.56

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2003.

QUARTER ENDED                    HIGH                               LOW
                                 ----                               ---
June 30, 2004                    3.55                              2.20
March 31, 2004                   6.90                              2.55
December 31, 2003                3.50                              1.70
September 30, 2003               2.00                              1.35
June 30, 2003                    2.35                              0.30
March 31, 2003                   0.55                              0.25
December 31, 2002                0.74                              0.20
September 30, 2002               1.40                              0.28
June 30, 2002                    1.75                              1.00

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

MONTH ENDED                      HIGH                               LOW
                                 ----                               ---
June 30, 2004                    2.90                              2.20
May 31, 2004                     3.40                              2.30
April 30, 2004                   3.55                              2.25
March 31, 2004                   4.30                              2.55
February 29, 2004                4.50                              4.25
January 31, 2004                 6.90                              3.40

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

Contract for disposal dated January 8, 2003 between Ningxia Yinchuan Rubber Manufacturing, the Chinese joint venture partner of Yinchuan CSI, as a buyer and the Company as a seller for the sale of seller's interest in Yinchuan CSI, a 51% owned subsidiary of the seller, for cash consideration of Rmb35,000,000.

Contract for disposal dated June 15, 2003 between Hangzhou Industrial & Commercial Trust & Investment Co. Ltd., an independent third party not connected with any directors, substantial shareholders or chief executive of the Company or any of its subsidiaries, as a buyer and the Company as a seller for the sale a 25% interest in Hangzhou Zhongce for cash consideration of Rmb164,659,657.

Contract for subscription of 2% convertible note dated January 13, 2004 between Wing On and the Company for the issue of 2% convertible note to the Company or its nominee for a consideration of HK$155,000,000 by Wing On, of which HK$84.8 million will be settled by the cancellation of the Company's current convertible note issued by Wing On and the remaining balance will be satisfied in cash by the Company. The new convertible note entitles the Company to convert into new shares of Wing On during a period from the date of issue of the new convertible note at an initial conversation price of HK$0.02 per share of Wing On, subject to adjustment.

Contract for acquisition dated June 16, 2004 between Shanghui Jiu Sheng Investment Company Limited, an independent third party, as a seller and the Company as a buyer for the acquisition of seller's interest in the Properties, for cash consideration of Rmb450,000,000.

EXCHANGE CONTROLS

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

TAXATION

The following discussion is a summary of certain anticipated tax consequences of an investment in the Company's common stock under Bermuda tax laws and United States Federal income tax laws. The discussion does not deal with all possible tax consequences relating to an investment in the common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under State, local and other laws (e.g., non-Bermuda, non-United States Federal tax laws). This discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

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

A U.S. Investor receiving a distribution in respect of the common stock will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from earnings and profits of the Company as determined under United States Federal income tax principles. Distributions in excess of the earnings and profits of the Company first will be treated, for United States Federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. investor's tax basis in the common stock and then as gain from the sale or exchange of a capital asset, provided that the common stock constitutes a capital asset in the hands of the U.S. investor. Dividends received on the common stock will not be eligible for the corporate dividends-received deduction. Any amount treated as a dividend for United States Federal income tax purposes generally will constitute foreign source "passive income" (or, in the case of certain holders, "financial services income") and will not be eligible for the dividends received deduction generally allowed to corporate shareholders for dividends received from United States domestic corporations. Except for corporations that own 10% or more of the common stock of the Company, no shareholder will be entitled to claim a foreign tax credit against United States Federal income tax for any tax paid by the Company or any entity in which the Company invests, directly or indirectly. For reporting purposes, any dividends that are paid in any currency other than U.S. dollars must be translated into U.S. dollars at the spot rate on the date the dividends are accrued or received by the U.S. Investor, regardless of whether the dividend receipt is in fact converted into U.S. dollars.

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

DOCUMENTS ON DISPLAY

The Company is subject to certain of the information reporting requirements of the Exchange Act. The Company, as a "foreign private issuer", is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of the Company's shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, the Company does file with the SEC an annual report on Form 20-F containing consolidated financial statements audited by an independent accounting firm. The Company also furnishes as an interim report on Form 6-K containing unaudited financial information after the end of a six-month period in a year.

You may read and copy any document the Company files with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

       ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to fluctuations in interest rates and currency exchange rates primarily with respect to borrowings. Under its current policies, the Company does not use interest rate derivative instruments to manage exposure to interest rate changes.

EXCHANGE RATE INFORMATION

The Consolidated Financial Statements are prepared in Rmb. The financial statements of foreign subsidiaries are translated into Rmb in accordance with Statement of Financial Accounting Standards No. 52.

The Hong Kong dollar is tied to and allowed to fluctuate within a narrow range against the value of the U.S. dollar. Historically, there has been no material fluctuation in the exchange rate between the Rmb and the U.S. dollar. There are currently restrictions on the flow of Rmb between the PRC and the United States.

Fluctuations in the value of foreign currencies cause U.S. dollar translated amounts to change in comparison with previous periods. However, the fluctuation in exchange rates did not have material effect on the financial position of the Company in the past three years.

FOREIGN CURRENCY RISK

As of December 31, 2003, the Company had no open forward contracts or option contracts. The Company's cash on hand as of December 31, 2003 was Rmb63.6 million of which Rmb1.2 million equivalent (US$0.14 million) was held in U.S. dollar deposit.

INTEREST RATE FLUCTUATIONS

The Company's interest income is sensitive to change in interest rates. The Company had a short-term payable of Rmb27.7 million as of December 31, 2003. The borrowing bore floating rate of interest. As the borrowing is immaterial to the Company, any fluctuation in the interest rate will not have material impact on the Company's interest expenses.

The Company did not have any long-term debt as of December 31, 2003.

The Company will be exposed to interest rate fluctuations on any new borrowings under the various loan facilities and any change in interest rate could affect its results of operations and cash flows.

         ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

As the Company is filing this Form as its annual report under the Exchange Act, the information called for by Part I, Item 12 of Form 20-F is not applicable.

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

                        ITEM 15. CONTROLS AND PROCEDURES

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures, as defined in Exchange Act Rule 13a-14(c), 13a-15(e) and 15d-15(e), as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective.

During 2003, there were no changes in the Company's internal control, over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

                                ITEM 16. RESERVED

                   ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As the Company's common stock is not currently listed on a U.S. national securities exchange, the Company is not obligated to have an audit committee of the board of directors. The Company has, however, had an Audit Committee for many years and continues to do so. The Company's Board of Directors has determined that the two members of the Audit Committee, Mr. Richard Whittall and Mr. David Edwin Bussmann, do not qualify as "audit committee financial experts" as defined by Item 401(h) of Regulation S-K adopted pursuant to the Exchange Act. The Company is currently in the process of seeking a qualified financial expert for the audit committee. Each of Mr. Whittall and Mr. Bussmann are independent directors of the Company.

                             ITEM 16B CODE OF ETHICS

      The Company has adopted a Code of Ethics for the Chief Executive and Senior Financial Officers, which applies to the Company's principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 14.1 to this Annual Report on Form 20-F.

                ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Deloitte Touche Tohmatsu has served as our independent public accountants for each of the fiscal years in the year ended December 31, 2002 and 2003, for the auditing of the audit of the financial statements appearing in this annual report.

      The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu in 2003 and 2002.

                       2003      2002
                     US$'000   US$'000
                     -------   -------
Audit Fees             306       327
Audit-Related Fees       -         -
Tax Fees (1)             2         4
All Other Fees           -         -
                       ---       ---
Total                  308       331
                       ===       ===

(1) Tax Fees include fees billed for tax compliance services, including the preparation and submission of tax returns and the supporting tax computation to the Inland Revenue Department of Hong Kong.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

      The Audit Committee members are responsible for the review on the quality and performance of external auditors. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors.

      Under the Policy, the Audit Committee pre-approves all auditing services. The engagement of Deloitte Touche Tohmatsu as independent accountants has been approved by the audit committee. If the Audit Committee approves an audit service within the scope of the engagement of the audit service, such audit service is deemed to have been pre-approved.

The aggregate amounts of all tax services provided to the Company by Deloitte Touche Tohmatsu in 2003 and 2002 that were approved by the audit committee where pre-approval was not required (de minimis exception) represent 0.007% and 0.014% of total amounts of revenues paid by the Company to Deloitte Touche Tohmatsu in 2003 and 2002, respectively.

      ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As the Company's common stock is not listed on a U.S. national securities exchange, the information called for by Part II, Item 16D of the Form 20-F is not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company has not made any repurchases of its equity securities during the period covered by this report.

                                    PART III
                         ITEM 17. FINANCIAL STATEMENTS

See "Item 18. Financial Statements" of this annual report for the Company's Consolidated Financial Statements.

Pursuant to Article 3-09 of Regulation S-X of the Exchange Act, separate financial statements of significant unconsolidated companies of the Company prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") or reconciled to U.S. GAAP must be filed as part of the Company's Form 20-F. For the year ended December 31, 2002 and 2003, Wing On was a significant affiliate of the Company in accordance with
Article 3-09 of Regulation S-X and for the year ended December 31, 2003, Hangzhou Zhongce changed from a subsidiary to a significant affiliate of the Company under Article 3-09 of Regulation S-X. Wing On prepared its financial statements in accordance with accounting principles generally accepted in Hong Kong ("Wing On Statements") and Hangzhou Zhongce prepared its statutory financial statements in accordance with the accounting principles and the relevant financial regulations as established by the Ministry of Finance of the PRC ; however, for the purposes of complying with Article 3-09 of Regulation S-X, Hangzhou Zhongce prepared a separate financial statements in accordance with U.S. GAAP ("Hangzhou Zhongce Statements").

Pursuant to Article 3-09 of Regulation S-X, Wing On Statements for the period from April 1, 2002 (date approximating the date that the Company's initial investment in Wing On occurred) to December 31, 2002 and for the year ended December 31, 2003, including a reconciliation to U.S. GAAP, are set out as follows.

                       WING ON TRAVEL (HOLDINGS) LIMITED
                       (FORMERLY KNOWN AS ANANDA WING ON
                           TRAVEL (HOLDINGS) LIMITED)
                (incorporated in Bermuda with limited liability)

                        Report and Financial Statements
                      For the year ended 31 December 2003

REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

CONTENTS                                            PAGE(S)
--------                                            -------
INDEPENDENT AUDITORS' REPORT                           58

CONSOLIDATED INCOME STATEMENT                          59

CONSOLIDATED BALANCE SHEET                             60

CONSOLIDATED STATEMENT OF CHANGES IN
  SHAREHOLDERS' EQUITY                                 62

CONSOLIDATED CASH FLOW STATEMENT                       63

NOTES TO THE FINANCIAL STATEMENTS                      65

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF WING ON TRAVEL (HOLDINGS) LIMITED
(FORMERLY KNOWN AS ANANDA WING ON TRAVEL (HOLDINGS) LIMITED)
(incorporated in Bermuda with limited liability)

We have audited the accompanying consolidated balance sheets of Wing On Travel (Holdings) Limited and its subsidiaries as of 31 December 2003 and 2002 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year ended 31 December 2003 and the nine-month period ended 31 December 2002, all expressed in Hong Kong dollars. These financial statements, which have been prepared for the special purpose disclosed in note 1, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wing On Travel (Holdings) Limited and its subsidiaries as of 31 December 2003 and 2002 and the results of their operations and their cash flows for the year ended 31 December 2003 and the nine-month period ended 31 December 2002 in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for the year ended 31 December 2003 and the nine-month period ended 31 December 2002 and the determination of shareholders' equity and financial position at 31 December 2003 and 2002, to the extent summarized in note 52.

Deloitte Touche Tohmatsu

Certified Public Accountants
Hong Kong, 23 April 2004 (8 June 2004 as to Note 49 (b))

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2003

                                                                     1.1.2003         1.4.2002
                                                                        to               to
                                                        NOTES       31.12.2003       31.12.2002
                                                        -----       ----------       ----------
                                                                      HK$'000          HK$'000
                                                                                     (Restated)
Turnover                                                  4           1,416,235        1,323,286
Direct operating costs                                               (1,258,481)      (1,170,593)
                                                                   ------------     ------------
Gross profit                                                            157,754          152,693
Other operating income                                    6              22,536           16,925
Distribution costs                                                      (38,809)         (30,974)
Administrative expenses                                                (202,699)        (172,800)
Loss on disposal of investment securities                               (30,633)               -
Loss on disposal of interest in a co-operative
  joint venture                                          20             (20,000)               -
Loss on disposal of other investments                                      (465)               -
Net unrealized holding loss on other investments                         (2,849)            (733)
Amortization of goodwill arising on acquisition
  of subsidiaries                                        22                (496)            (165)
Impairment loss recognized in respect of
  investments in securities                              21             (26,974)               -
Impairment loss recognized in respect of
  properties under construction                          15              (2,400)          (1,000)
Impairment loss recognized in respect of leasehold
  land and buildings                                     15                (301)         (12,281)
Surplus arising from revaluation of investment
  property                                               16                   7                -
Allowance for short term investment deposit                                   -          (23,000)
Allowance for advances to service suppliers               7                   -         (162,122)
Allowance for irrecoverable trade debts                                       -          (22,813)
                                                                   ------------     ------------
Loss from operations                                      8            (145,329)        (256,270)
Finance costs                                            10             (25,045)         (12,708)
Share of results of associates                                         (114,788)         (33,463)
Impairment loss recognized in respect of
  interest in an associate                               17             (31,717)               -
Loss on disposal of discontinued operation               39             (32,697)               -
Loss on disposal of associates                                          (23,471)               -
Loss on deemed disposal/disposal of subsidiaries         40                   -           (1,712)
                                                                   ------------     ------------
Loss before taxation                                                   (373,047)        (304,153)
Taxation credit                                          12               2,075              669
                                                                   ------------     ------------
Loss before minority interests                                         (370,972)        (303,484)
Minority interests                                                            -            1,236
                                                                   ------------     ------------
Net loss for the year/period                                           (370,972)        (302,248)
                                                                   ============     ============
Dividends                                                13                   -                -
                                                                   ============     ============
Loss per share
  Basic and diluted                                      14        (2.03) cents     (1.83) cents
                                                                   ============     ============

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2003

                                                        NOTES       2003               2002
                                                        -----       ----               ----
                                                                   HK$'000            HK$'000
                                                                                    (Restated)
Non-current assets
  Property, plant and equipment                          15         70,213             237,611
  Investment property                                    16          1,400               1,230
  Interest in associates                                 17        221,467             489,357
  Other long term investment                             19         70,500              70,500
  Long term investment deposits                          20              -              60,000
  Investments in securities                              21         99,258              22,626
  Goodwill                                               22              -              13,067
                                                                   -------             -------
                                                                   462,838             894,391
                                                                   -------             -------
Current assets
  Inventories                                            23            667               1,263
  Amounts due from related companies                     24          2,928                 956
  Amounts due from associates                            25         11,732               4,450
  Trade and other receivables                            26        350,838             338,097
  Consideration receivable on disposal of an
    associate and interest in a co-operative
    joint venture                                                  108,000                   -
  Loan receivables                                       27         54,950             122,472
  Investments in securities                              21          2,847               5,450
  Tax recoverable                                                       36                 760
  Pledged bank deposits                                                390                 802
  Trading cash balances                                  28            416               1,163
  Bank balances and cash                                           111,709              61,510
                                                                   -------             -------
                                                                   644,513             536,923
                                                                   -------             -------
Current liabilities
  Trade and other payables                               29        239,191             241,560
  Loans from related companies                           30          8,000               6,474
  Amounts due to associates                              25         12,134              25,488
  Amounts due to related companies                       31         13,009              11,669
  Tax payable                                                            -                  61
  Obligations under finance leases and sale and lease
    back arrangements - amount due within one year       32              -               8,764
  Borrowings - amount due within one year                33         28,230             184,474
  Convertible notes                                      34        254,125                   -
                                                                   -------             -------
                                                                   554,689             478,490
                                                                   -------             -------
Net current assets                                                  89,824              58,433
                                                                   -------             -------
Total assets less current liabilities c/f                          552,662             952,824
                                                                   -------             -------

                                                        NOTES       2003               2002
                                                        -----       ----               ----
                                                                   HK$'000            HK$'000
                                                                                    (Restated)
Total assets less current liabilities b/f                           552,662            952,824
                                                                    -------            -------
Minority interests                                                   29,778                  -
                                                                    -------            -------
Non-current liabilities
  Loans from related companies                           30         223,312                  -
  Borrowings - amount due after one year                 33           6,251             21,689
  Convertible notes                                      34               -            254,125
  Obligations under finance leases and sale and
    lease back arrangements - amount due after
    one year                                             32               -             14,384
  Deferred taxation                                      35               -              8,050
                                                                    -------            -------
                                                                    229,563            298,248
                                                                    -------            -------
Net assets                                                          293,321            654,576
                                                                    =======            =======
Capital and reserves
  Share capital                                          36         183,167            183,167
  Reserves                                               38         110,154            471,409
                                                                    -------            -------
Shareholders' funds                                                 293,321            654,576
                                                                    =======            =======

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2003

                                                                                Total equity
                                                                                ------------
                                                                                   HK$'000
At 1 April 2002

  - as previously reported                                                         647,334
  - adjustment on adoption of the Statement of Standard Accounting
       Practice 12 (Revised)                                                        (7,325)
                                                                                   -------
  - as restated                                                                    640,009
                                                                                   -------
Exchange difference arising on translation of financial statements of
  operations outside Hong Kong                                                        (322)
Share of translation reserve of an associate                                           (65)
                                                                                   -------
Amount of loss not recognized in the income statement                                 (387)
                                                                                   -------
                                                                                   639,622
Issue of shares                                                                    322,560
Repurchase of shares                                                                (5,896)
Reserves released on deemed disposal/disposal of subsidiaries                          538
Net loss for the period                                                           (302,248)
                                                                                   -------
At 31 December 2002 and 1 January 2003                                             654,576
                                                                                   -------
Exchange difference arising on translation of financial statements of
  operations outside Hong Kong                                                        (286)
Surplus arising from revaluation of investment property                                163
Share of translation reserve of an associate                                            73
                                                                                   -------
Amount of loss not recognized in the income statement                                  (50)
                                                                                   -------
                                                                                   654,526
Transfer of goodwill reserve to investments in securities on
  reclassification of investments                                                    9,767
Net loss for the year                                                             (370,972)
                                                                                   -------
At 31 December 2003                                                                293,321
                                                                                   =======

See notes to consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2003

                                                                                 1.1.2003       1.4.2002
                                                                                    to             to
                                                                                31.12.2003     31.12.2002
                                                                                ----------     ----------
                                                                                  HK$'000        HK$'000
Cash flows from operating activities
  Loss before taxation                                                           (373,047)      (304,153)
  Adjustments for:
    Share of results of associates                                                114,788         33,463
    Depreciation and amortization of property, plant and equipment                 24,575         18,575
    Interest income                                                                (1,150)       (10,679)
    Interest expenses                                                              22,586         11,858
    Finance lease charges                                                           2,459            850
    Loss on disposal of discontinued operations                                    32,697              -
    Loss on disposal of property, plant and equipment                              28,587          2,042
    Loss on disposal of associates                                                 23,471              -
    Loss on disposal of interest in a co-operative joint venture                   20,000              -
    Loss on disposal of investment securities                                      30,633              -
    Loss on disposal of other investments                                             465              -
    Impairment loss recognized in respect of investments in securities             26,974              -
    Impairment loss recognized in respect of interest in an associate              31,717              -
    Impairment loss recognized in respect of properties under
      construction                                                                  2,400          1,000
    Impairment loss recognized in respect of leasehold land
      and buildings                                                                   301         12,281
    Amortization of goodwill arising on acquisition of subsidiaries                   496            165
    Surplus arising from revaluation of investment property                            (7)            -
    Net unrealized holding loss on other investments                                2,849            733
    Loss on deemed disposal/disposal of subsidiaries                                    -          1,712
    Allowance for short term investment deposit                                         -         23,000
    Allowance for advances to service suppliers                                         -        162,122
    Allowance for irrecoverable trade debts                                             -         22,813
                                                                                  -------        -------
Operating cash flows before movement in working capital                            (9,206)       (24,218)
                                                                                  -------        -------
Movement in working capital
  Decrease in inventories                                                             540            254
  Increase in amounts due from related companies                                   (1,972)       (11,989)
  Increase in amounts due from associates                                          (7,282)        (1,267)
  Increase in trade and other receivables                                         (46,582)        (9,153)
  Decrease (increase) in trading cash balances                                        747           (469)
  Increase (decrease) in trade and other payables                                  26,950         (6,305)
  (Decrease) increase in amounts due to associates                                (13,354)         7,372
  Increase in amounts due to related companies                                      1,340          4,443
                                                                                  -------        -------
                                                                                  (39,613)       (17,114)
                                                                                  -------        -------
Cash used in operations                                                           (48,819)       (41,332)
Interest paid                                                                     (12,429)        (8,616)
Finance lease charges paid                                                         (2,459)          (850)
Taxation in other jurisdictions refunded                                              724             99
                                                                                  -------        -------
Net cash used in operating activities                                             (62,983)       (50,699)
                                                                                  -------        -------

                                                                                 1.1.2003        1.4.2002
                                                                                    to              to
                                                                   NOTES        31.12.2003      31.12.2002
                                                                   -----        ----------      ----------
                                                                                  HK$'000         HK$'000
Cash flows from investing activities
  Purchase of property, plant and equipment                                       (23,028)         (3,489)
  Purchase of other investments                                                    (5,571)         (6,008)
  Investment in an associate                                                          (82)       (300,217)
  Proceeds from disposal of property, plant and
    equipment                                                                      41,611             900
  Disposal of discontinued operation (net of
    cash and cash equivalents disposed of)                          39             26,911               -
  Proceeds from disposal of associates                                             13,219               -
  Proceeds from disposal of other investments                                       4,860               -
  Repayment of loan receivables                                                         -          10,000
  Interest received                                                                 1,150           6,368
  Bank deposits released                                                              412           1,217
  Long term investment deposits paid                                                    -         (99,400)
  Net cash outflow to loans advanced to certain
    overseas companies and individuals                                             (9,678)        (22,272)
  Acquisition of additional interest in a subsidiary                                    -         (10,169)
  Deemed disposal/disposal of subsidiaries
    (net of cash and cash equivalents disposed of)                  40                  -          (1,448)
  Short term investment deposits refunded                                               -           5,000
                                                                                  -------         -------
Net cash from (used in) investing activities                                       49,804        (419,518)
                                                                                  -------         -------
Cash flows from financing activities
  Net cash inflow from loans from related
    companies                                                                     224,838           6,474
  Net cash inflow from other borrowings                                            61,096         150,000
  Repayment of bank loans and other loans                                        (209,909)       (139,024)
  Repayment of obligations under finance
    leases and sale and lease back arrangements                                    (4,619)         (7,376)
  Proceeds from issue of convertible notes                                              -         370,000
  Proceeds from issue of new shares for cash,
    net of expenses of HK$nil
    (1.4.2002 to 31.12.2002: HK$2,915,000)                                              -         206,685
  Repurchase of shares                                                                  -          (5,896)
                                                                                  -------         -------
Net cash from financing activities                                                 71,406         580,863
                                                                                  -------         -------
Net increase in cash and cash equivalents                                          58,227         110,646
Cash and cash equivalents at beginning of
  the year/period                                                                  53,793         (56,969)
Effect of foreign exchange rate changes                                              (311)            116
                                                                                  -------         -------
Cash and cash equivalents at end of the year/period                 43            111,709          53,793
                                                                                  =======         =======

See notes to consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

1. GENERAL

Wing On Travel (Holdings) Limited is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. Its subsidiaries are principally engaged in the business of providing package tours, travel and other related services. The Company was also involved in the business of transportation services which was disposed of and discontinued during the year.

The financial statements for the current period cover the twelve-month year ended 31 December 2003. The corresponding amounts shown for the income statement, statement of changes in equity, cash flow statement and related notes cover a nine month period from 1 April 2002 to 31 December 2002 and therefore may not be comparable with amounts shown for the current year.

These financial statements have been prepared for the special purpose of filing with the United States Securities and Exchange Commission for the express purpose of complying with Article 3-09 of Regulation S-X of the Securities Act 1933. This filing requirement is based on the Company being a significant investee of China Enterprises Limited ("CEL").

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company incurred a net loss of HK$370,972,000 for the year ended 31 December 2003 (1 April 2002 to 31 December 2002: HK$302,248,000) and used cash in operating activities of HK$62,983,000 for the year ended 31 December 2003 (HK$50,699,000 during the period from 1 April 2002 to 31 December
2002), and the Company had working capital of HK$89,824,000 at 31 December 2003 (HK$58,433,000 at 31 December 2002). Management is implementing plans to increase the Company's profitability. Management believes that the successful achievement of these initiatives should provide the Company with sufficient resources to meet its near term cash requirements. In addition, the Company is also considering a number of other strategic financing alternatives.

2. CHANGES IN ACCOUNTING POLICIES

In the current year, the Company has adopted, for the first time, the following Hong Kong Financial Reporting Standard ("HKFRS") issued by the Hong Kong Society of Accountants ("HKSA"). The term of HKFRS is inclusive of Statements of Standard Accounting Practice ("SSAP"s) and Interpretations approved by the HKSA.

SSAP 12 (Revised) Income taxes

The Company has adopted SSAP 12 (Revised) Income taxes. The principal effect of the adoption of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method under which a liability was recognized in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognized in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts have been restated accordingly.

The adoption of SSAP 12 (Revised) has given rise to a goodwill of HK$9,767,000 and a corresponding decrease in the Company's share of net assets of associates. The acquisition of the associates took place prior to 1 April 2001 and the corresponding goodwill was written off against goodwill reserve.

In addition, the adoption of SSAP 12 (Revised) has led to a decrease in accumulated losses of HK$3,052,000 as at 1 January 2003 (1 April 2002:
HK$2,442,000) and a corresponding increase in the Company's share of net assets of associates. The net loss for the year ended 31 December 2003 and the nine months ended 31 December 2002 have been decreased by HK$407,000 and HK$610,000 respectively.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain property, plant and equipment, investment property and investments in securities. The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong.

The principal accounting policies are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Company are eliminated on consolidation.

Goodwill

Goodwill represents the excess of the cost of acquisition over the Company's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisition prior to 1 April 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1 April 2001 is capitalized and amortized on a straight line basis over its useful economic life. Goodwill arising on acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Negative goodwill

Negative goodwill represents the excess of the Company's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisition prior to 1 April 2001 continues to be held in reserves, and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries after 1 April 2001 is presented separately in the balance sheet as a deduction from assets. Negative goodwill is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognized as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognized as income immediately.

Revenue recognition

Income from tour and travel services is recognized upon the departure date of each tour. Income from other travel related services is recognized when the services are rendered.

Income from transportation services is recognized when the services are rendered.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rental invoiced in advance from properties under operating leases, is recognized on a straight line basis over the term of the relevant lease.

Income from sale of computer program source code is recognized upon the execution of the sale agreement.

Dividend income from investments is recognized when the shareholders' rights to receive payment have been established.

Income from disposal of investments is recognized when the risks and rewards of the ownership of the investments have been transferred.

Property, plant and equipment

Property, plant and equipment other than properties under construction are stated at cost or valuation less accumulated depreciation or amortization and any identified impairment loss.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in the income statement.

Depreciation and amortization is provided to write off the cost or valuation of property, plant and equipment other than properties under construction over their estimated useful lives, using the straight line method, at the following rates per annum:

Leasehold land                  Over the remaining unexpired terms of the leases
Buildings                       2% or over the remaining unexpired terms of the
                                  leases, whichever the shorter
Furniture and fixtures          10% - 20%
Leasehold improvements          10% - 20%
Motor vehicles                  8.33% - 20%
Office equipment and machinery  20%
Vessels                         5%

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

Impairment

At each balance sheet date, the Company reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

Interest in associates

An associate is an enterprise over which the Company is in a position to exercise significant influence, including participation in financial and operating policy decisions.

The consolidated income statement includes the Company's share of the post-acquisition results of its associates for the year/period. In the consolidated balance sheet, the interest in associates is stated at the Company's share of net assets of the associates less any negative goodwill on acquisition in so far as it has not already been released to income and any identified impairment loss.

Other long term investment

Other long term investment is stated at cost less impairment loss.

Investments in securities

Investments in securities are recognized on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the Company has the expressed intention and ability to hold to maturity (held-to-maturity securities) are measured at amortized cost, less any impairment loss recognized to reflect irrecoverable amounts. The annual amortization of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the terms of the investment so that the revenue recognized in each period represents a constant yield on the investment.

Investments other than held-to-maturity securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealized gains and losses included in net profit or loss for the year/period.

Inventories

Inventories, representing principally consumables, are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year/period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefit schemes

The retirement benefit costs charged in the income statement represent the contributions payable in respect of the current year/period to the Company's defined contribution schemes.

Stock-based compensation

The Company operates a share option scheme where its directors or employees are granted options to acquire shares of the Company at specified exercise prices. No compensation costs are recognized in the income statement.

Leases

Leases are classified as finance leases whenever the terms of the leases transfer substantially all the risks and rewards of ownership of the leased assets to the Company. Assets held under finance leases are capitalized at their fair value at the date of acquisition. The corresponding principal portions of leasing commitments are shown as obligations under finance leases. The finance costs, which represent the difference between the total leasing commitments and the original principal outstanding at the inception of the leases, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

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

On consolidation, the assets and liabilities of operations outside Hong Kong are translated at the rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rate for the year/period. Exchange differences arising, if any, are classified as equity and transferred to the Company's translation reserve. Such translation differences are recognized as income or as expenses in the period in which the operation is disposed of.

4. TURNOVER

Turnover represents the amounts received and receivable for services provided to outside customers, less trade discounts and returns during the year/period. An analysis of the Company's turnover is as follows:

                                1.1.2003              1.4.2002
                                   to                    to
                               31.12.2003            31.12.2002
                               ----------            ----------
                                 HK$'000               HK$'000
Travel and related services     1,291,906             1,185,560
Transportation services           124,329               137,726
                                ---------             ---------
                                1,416,235             1,323,286
                                =========             =========

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

During the year, for management purposes, the Company was organized into two operating divisions - travel and related services, and transportation services. The business segment of transportation services was discontinued with effect from 31 October 2003. These divisions are the basis on which the Company reports its primary segment information.

Principal activities are as follows:

                                                  Continuing       Discontinued
                                                   operation         operation
                                                  ----------      --------------
                                                  Travel and
                                                    related       Transportation
                                                   services          services        Elimination      Consolidated
                                                   --------          --------        -----------      ------------
                                                    HK$'000           HK$'000          HK$'000           HK$'000
For the year ended 31 December 2003
TURNOVER
External sales                                    1,291,906          124,329                -           1,416,235
Inter-segment sales                                       -            5,248           (5,248)                  -
                                                  ---------          -------           ------           ---------
Total                                             1,291,906          129,577           (5,248)          1,416,235
                                                  =========          =======           ======           =========
Inter-segment sales are charged at
  prevailing market price.
RESULTS
Segment results                                      17,880          (19,505)               -              (1,625)
                                                  =========          =======           ======
Interest income                                                                                             1,150
Amortization of goodwill arising
  on acquisition of subsidiaries                          -             (496)               -                (496)
Surplus arising from revaluation of
  investment property                                     7                -                -                   7
Impairment loss recognized in respect
  of investments in securities                      (26,974)               -                -             (26,974)
Impairment loss recognized in respect
  of leasehold land and buildings                      (301)               -                -                (301)
Impairment loss recognized in respect
  of properties under construction                   (2,400)               -                -              (2,400)
Loss on disposal of investments in
  securities                                                                                              (31,098)
Loss on disposal of property, plant
  and equipment                                     (28,419)            (168)               -             (28,587)
Loss on disposal of interest in a
  co-operative joint venture                        (20,000)               -                -             (20,000)
Net unrealized holding loss on other
  investments                                                                                              (2,849)
Unallocated corporate expenses                                                                            (32,156)
                                                                                                        ---------
Loss from operations                                                                                     (145,329)
Finance costs                                                                                             (25,045)
Share of results of associates                     (114,788)               -                -            (114,788)
Impairment loss recognized in respect of
  interest in an associate                          (31,717)               -                -             (31,717)
Loss on disposal of discontinued operation                -          (32,697)               -             (32,697)
Loss on disposal of associates                      (23,471)               -                -             (23,471)
                                                                                                        ---------
Loss before taxation                                                                                     (373,047)
Taxation credit                                                                                             2,075
                                                                                                        ---------
Loss before minority interests                                                                           (370,972)
Minority interests                                                                                              -
                                                                                                        ---------
Net loss for the year                                                                                    (370,972)
                                                                                                        =========

                                                         Continuing           Discontinued
                                                          operation             operation
                                                         ----------          --------------
                                                         Travel and
                                                           related           Transportation
                                                          services              services            Consolidated
                                                          --------              --------            ------------
                                                           HK$'000               HK$'000               HK$'000
As at 31 December 2003

ASSETS
Segment assets                                              676,963                     -               676,963
Interest in associates                                      221,467                     -               221,467
Unallocated corporate assets                                                                            208,921
                                                                                                      ---------
Consolidated total assets                                                                             1,107,351
                                                                                                      =========
LIABILITIES
Segment liabilities                                         245,147                     -               245,147
Unallocated corporate liabilities                                                                       539,105
                                                                                                      ---------
Consolidated total liabilities                                                                          784,252
                                                                                                      =========
OTHER INFORMATION
Capital additions                                             7,947                15,081                23,028
Depreciation and amortization of
  property, plant and equipment                               4,935                19,640                24,575
Loss on disposal of property, plant
  and equipment                                              28,419                   168                28,587
Impairment losses recognized                                 29,675                     -                29,675
Amortization of goodwill arising on
  acquisition of subsidiaries                                     -                   496                   496
                                                            =======               =======             =========

                                                  Continuing       Discontinued
                                                   operation         operation
                                                  ----------       ------------
                                                  Travel and
                                                    related       Transportation
                                                   services          services        Elimination      Consolidated
                                                   --------          --------        -----------      ------------
                                                    HK$'000           HK$'000          HK$'000           HK$'000
                                                                                                       (Restated)
For the period from 1 April 2002
to 31 December 2002

TURNOVER
External sales                                     1,185,560         137,726                -          1,323,286
Inter-segment sales                                        -           6,768           (6,768)                 -
                                                   ---------         -------           ------          ---------
Total                                              1,185,560         144,494           (6,768)         1,323,286
                                                   =========         =======           ======          =========
Inter-segment sales are charged at
 prevailing market price.

RESULTS
Segment results                                       (6,524)         (7,621)               -            (14,145)
                                                   =========         =======           ======
Interest income                                                                                           10,679
Amortization of goodwill arising
  on acquisition of subsidiaries                           -            (165)               -               (165)
Allowance for advances to service
  suppliers                                         (162,122)              -                -           (162,122)
Allowance for short term investment
  deposit                                            (23,000)              -                -            (23,000)
Impairment loss recognized in respect
  of leasehold land and buildings                    (12,281)              -                -            (12,281)
Impairment loss recognized in respect
  of properties under construction                    (1,000)              -                -             (1,000)
Allowance for irrecoverable trade debts              (22,813)              -                -            (22,813)
Unrealized holding loss on other
  investments                                                                                               (733)
Unallocated corporate expenses                                                                           (30,690)
                                                                                                       ---------
Loss from operations                                                                                    (256,270)
Finance costs                                                                                            (12,708)
Share of results of associates                       (33,463)              -                -            (33,463)
Loss on deemed disposal/disposal of
  subsidiaries                                        (1,712)              -                -             (1,712)
                                                                                                       ---------
Loss before taxation                                                                                    (304,153)
Taxation credit                                                                                              669
                                                                                                       ---------
Loss before minority interests                                                                          (303,484)
Minority interests                                                                                         1,236
                                                                                                       ---------
Net loss for the period                                                                                 (302,248)
                                                                                                       =========

                                                  Continuing           Discontinued
                                                   operation             operation
                                                  ----------           ------------
                                                  Travel and
                                                    related           Transportation
                                                   services              services            Consolidated
                                                   --------              --------            ------------
                                                    HK$'000               HK$'000               HK$'000
                                                                                              (Restated)
As at 31 December 2002

ASSETS
Segment assets                                       669,625               137,481               807,106
Interest in associates                               489,357                     -               489,357
Unallocated corporate assets                                                                     134,851
                                                                                               ---------
Consolidated total assets                                                                      1,431,314
                                                                                               =========
LIABILITIES
Segment liabilities                                  257,167                21,550               278,717
Unallocated corporate liabilities                                                                498,021
                                                                                               ---------
Consolidated total liabilities                                                                   776,738
                                                                                               =========
OTHER INFORMATION
Capital additions                                     14,576                14,300                28,876
Depreciation and amortization of
  property, plant and equipment                        5,474                13,101                18,575
Loss on disposal of property,
  plant and equipment                                  1,355                   687                 2,042
Impairment losses recognized                          13,281                     -                13,281
Allowance for irrecoverable trade debts               22,813                     -                22,813
Amortization of goodwill arising on
  acquisition of subsidiaries                              -                   165                   165
                                                     =======               =======             =========

Geographical segments

No geographical segment information in respect of the Company's operations has been presented as over 90% of the Company's operations was derived from Hong Kong.

The analysis of carrying amount of segment assets and additions to property, plant and equipment and intangible assets analyzed by the geographical area in which the assets are located is as follows:

                                                                                             Additions to
                                                                                            property, plant
                                                         Carrying amount                     and equipment
                                                        of segment assets                and intangible assets
                                                        -----------------                ---------------------
                                                                                      1.1.2003          1.4.2002
                                                                                         to                to
                                                     2003              2002          31.12.2003        31.12.2002
                                                     ----              ----          ----------        ----------
                                                    HK$'000           HK$'000          HK$'000           HK$'000
                                                                    (Restated)
The People's Republic of China
  (excluding Hong Kong) (the "PRC")                   248,358          345,662                -                -
Hong Kong                                             300,522          304,002           23,028           28,876
South-east Asia                                       180,433          144,927                -                -
Japan and Korea                                       155,771          146,316                -                -
Others                                                    764              290                -                -
                                                      -------          -------           ------           ------
                                                      885,848          941,197           23,028           28,876
                                                      =======          =======           ======           ======

6. OTHER OPERATING INCOME

                                                              1.1.2003           1.4.2002
                                                                 to                 to
                                                             31.12.2003         31.12.2002
                                                             ----------         ----------
                                                               HK$'000            HK$'000
An analysis of the Company's other operating income
 is as follows:

Exchange gain                                                      335                168
Interest income                                                  1,150             10,679
Net income on sale of computer program source code               3,000               -
Recovery of overseas sales tax                                   8,242               -
Sundry income                                                    9,809              6,078
                                                                ------             ------
                                                                22,536             16,925
                                                                ======             ======

7. ALLOWANCE FOR ADVANCES TO SERVICE SUPPLIERS

The Company makes advances to its overseas tour operators for financing their provision of tourist services to the Company in their destination points. The allowance made in prior period represented the amounts due from those operators with whom the Company did not have further business and the directors consider that their recoverability was remote.

8. LOSS FROM OPERATIONS

                                                              1.1.2003           1.4.2002
                                                                 to                 to
                                                             31.12.2003         31.12.2002
                                                             ----------         ----------
                                                               HK$'000            HK$'000
Loss from operations has been arrived at after charging:

Auditors' remuneration                                          1,792               1,598
Depreciation and amortization on:
  Owned assets                                                 19,689              14,622
  Assets held under finance leases and sale and lease
    back arrangements                                           4,886               3,953
Information technique development expenses                      1,136                 844
Loss on disposal of property, plant and equipment              28,587               2,042
Minimum lease payments paid in respect of rented premises      12,459              19,850
Staff costs *                                                  80,194             125,272

and after crediting:

Rental income from investment property less negligible
  outgoings                                                       109                  82
                                                              =======             =======

* The amount includes retirement benefit scheme contributions (net of forfeiture) of HK$1,879,000 (1.4.2002 to 31.12.2002: HK$4,615,000).

9. DIRECTORS' REMUNERATION AND HIGHEST PAID EMPLOYEES

                                                   1.1.2003              1.4.2002
                                                      to                    to
                                                  31.12.2003            31.12.2002
                                                  ----------            ----------
                                                    HK$'000               HK$'000
Emoluments to executive directors
  Fees                                                    -                    -
  Salaries and other benefits (Note)                 1,500                 4,513
  Compensation for loss of office                        -                 2,600
  Retirement benefit scheme contributions               97                   389
                                                    ------                ------
                                                     1,597                 7,502
                                                    ------                ------
Emoluments to non-executive directors
  Fees                                                 200                     -
  Salaries and other benefits (Note)                 1,980                 1,286
  Retirement benefit scheme contributions              210                   137
                                                    ------                ------
                                                     2,390                 1,423
                                                    ------                ------
                                                     3,987                 8,925
                                                    ======                ======

Note: The directors' salaries and other benefits include the operating lease rentals amounting to HK$nil (1.4.2002 to 31.12.2002: HK$1,401,000) in
      respect of rented premises provided to directors. The amounts were also included in the minimum lease payments paid in respect of rented premises under note 8 above.

                                                                        Number of director(s)
                                                                        ---------------------
                                                                   1.1.2003              1.4.2002
                                                                      to                    to
                                                                  31.12.2003            31.12.2002
                                                                  ----------            ----------
Emoluments of the directors were within the following bands:

Nil - HK$1,000,000                                                    13                     9
HK$1,000,001 - HK$1,500,000                                            -                     1
HK$2,000,001 - HK$2,500,000                                            1                     -
HK$2,500,001 - HK$3,000,000                                            -                     1
HK$3,500,001 - HK$4,000,000                                            -                     1
                                                                      ===                   ===

Details of emoluments paid by the Company to the five highest paid individuals (including directors, details of whose emoluments are set out above) are as follows:

                                                   1.1.2003              1.4.2002
                                                      to                    to
                                                  31.12.2003            31.12.2002
                                                  ----------            ----------
                                                    HK$'000               HK$'000
Salaries and other benefits                          5,927                 8,479
Retirement benefit scheme contributions                485                   601
                                                     -----                 -----
                                                     6,412                 9,080
                                                     =====                 =====

                                                              1.1.2003              1.4.2002
                                                                 to                    to
                                                             31.12.2003            31.12.2002
                                                             ----------            ----------
Emoluments of the five highest paid individuals were
 within the following bands:

Nil - HK$1,000,000                                                3                     2
HK$1,000,001 - HK$1,500,000                                       -                     1
HK$1,500,001 - HK$2,000,000                                       1                     -
HK$2,000,001 - HK$2,500,000                                       1                     -
HK$2,500,001 - HK$3,000,000                                       -                     1
HK$3,500,001 - HK$4,000,000                                       -                     1
                                                                 ===                   ===
Number of directors                                               2                     3
Number of employees                                               3                     2
                                                                 ---                   ---
                                                                  5                     5
                                                                 ===                   ===

10. FINANCE COSTS

                                                                   1.1.2003              1.4.2002
                                                                      to                    to
                                                                  31.12.2003            31.12.2002
                                                                  ----------            ----------
                                                                    HK$'000               HK$'000
Finance lease charges                                                 2,459                   850
Interest on borrowings wholly repayable within five years            22,586                11,858
                                                                     ------                ------
Total finance costs                                                  25,045                12,708
                                                                     ======                ======

11. DISCONTINUED OPERATION

On 25 October 2003, the Company entered into a sale and purchase agreement to dispose of its then subsidiary, Trans-Island Limousine Service Limited and its subsidiaries ("Trans-Island Group") which carried out all of the Company's transportation services. The sale consideration will be determined with reference to the audited completion account of Trans-Island Group as at 31 October 2003. As at the date of this report, the audit of completion account has not been completed. Accordingly, the sale consideration of the transaction has not yet been determined, against which HK$44,146,000 has been received. Based on the completion account prepared by the management of Trans-Island Group, HK$36,131,000 was treated as the sale consideration of this transaction. The directors consider that there will not be any material adjustments to the completion account prepared by the management of Trans-Island Group. The disposal was completed on 31 October 2003, when the control of Trans-Island Group was passed to the purchaser.

The results of the transportation services for the period from 1 January 2003 to 31 October 2003, which have been included in the consolidated financial statements, were as follows:

                                                   1.1.2003              1.4.2002
                                                      to                    to
                                                  31.10.2003            31.12.2002
                                                  ----------            ----------
                                                    HK$'000               HK$'000
Turnover                                            124,329               137,726
Direct operating costs                              (99,712)             (123,684)
Other operating income                                1,403                 3,113
Administrative expenses                             (45,687)              (24,744)
Finance costs                                        (2,337)               (1,655)
                                                    -------               -------
Loss before taxation                                (22,004)               (9,244)
Taxation credit                                       1,718                   460
                                                    -------               -------
Net loss for the period                             (20,286)               (8,784)
                                                    =======               =======

During the year, Trans-Island Group contributed HK$26,547,000 (1.4.2002 to 31.12.2002: HK$16,288,000) to the Company's net operating cash flows, paid HK$11,644,000 (1.4.2002 to 31.12.2002: HK$778,000) in respect of investing activities, and paid HK$11,205,000 (1.4.2002 to 31.12.2002: HK$13,938,000) in
respect of financing activities.

The carrying amounts of assets and liabilities of Trans-Island Group at the date of disposal are disclosed in note 39.

A loss of HK$32,697,000 arose on the disposal of Trans-Island Group, being the proceeds of disposal less the carrying amount of the net assets of Trans-Island Group and attributable unamortized goodwill.

12. TAXATION CREDIT

                                                         1.1.2003              1.4.2002
                                                            to                    to
                                                        31.12.2003            31.12.2002
                                                        ----------            ----------
                                                          HK$'000               HK$'000
                                                                              (Restated)
Taxation in other jurisdictions
  Current year/period                                          -                    11
  Overprovision in prior years                                 -                   (19)
Deferred taxation (note 35)                               (1,718)                 (460)
                                                          ------                ------
Taxation attributable to the Company                      (1,718)                 (468)
                                                          ------                ------
Share of taxation attributable to associates
  Hong Kong                                                    -                   270
  Other jurisdictions                                       (357)                 (471)
                                                          ------                ------
                                                            (357)                 (201)
                                                          ------                ------
                                                          (2,075)                 (669)
                                                          ======                ======

No provision for Hong Kong Profits Tax has been made as the Company did not have any assessable profit in the year/period.

No provision for overseas taxation has been made as the Company has no taxable profit during the year in other jurisdictions and taxation for other jurisdictions for the period from 1 April 2002 to 31 December 2002 was calculated at the rates prevailing in the relevant jurisdictions.

No charge or credit arose on the loss on discontinuance of the transportation services during the year.

Taxation for the year/period can be reconciled to the loss before taxation per the consolidated income statement as follows:

                                                                  1.1.2003    1.4.2002
                                                                     to          to
                                                                 31.12.2003  31.12.2002
                                                                 ----------  ----------
                                                                   HK$'000     HK$'000
Loss before taxation                                              (373,047)   (304,153)
                                                                  ========    ========
Tax at the domestic income tax rate of 17.5%
  (1.4.2002 to 31.12.2002: 16%)                                    (65,283)    (48,664)
Tax effect of share of results of associates                        19,495       5,133
Tax effect of expenses that are not deductible in determining
  taxable profit                                                    14,614      11,866
Tax effect of income that is not taxable in determining
  taxable profit                                                    (3,848)     (2,415)
Tax effect of tax losses not recognized                             33,901      33,443
Tax effect of tax losses utilized but not previously recognized     (2,023)       (248)
Increase in opening deferred tax liability resulting from
  an increase in Hong Kong Profits Tax rate                            755           -
Effect of different tax rates of subsidiaries operating
  in other jurisdictions                                               314         235
Overprovision in prior years                                             -         (19)
                                                                  --------    --------
Taxation credit for the year/period                                 (2,075)       (669)
                                                                  ========    ========

13. DIVIDENDS

No dividends were declared by the Company for the year ended 31 December 2003 (1.4.2002 to 31.12.2002: nil).

14. LOSS PER SHARE

The calculation of the basic loss per share is based on the net loss for the year of HK$370,972,000 (1.4.2002 to 31.12.2002: HK$302,248,000) and on
18,316,732,770 shares (1.4.2002 to 31.12.2002: the weighted average of
16,509,000,000 shares) in issue during the year/period.

The effect of prior period adjustments on loss per share for the period from 1 April 2002 to 31 December 2002 is immaterial.

No diluted loss per share has been presented as the conversion of the convertible notes and shares issuable under the subscription agreement dated 31 May 2002 as mentioned in note 36 would result in a decrease in loss per share.

15. PROPERTY, PLANT AND EQUIPMENT

                                                                                          Office
                              Leasehold  Properties   Furniture                          equipment
                               land and      under      and      Leasehold     Motor       and
                               buildings construction fixtures  improvements  vehicles   machinery    Vessels      Total
                               --------- ------------ --------  ------------  --------   ---------    -------      -----
                               HK$'000     HK$'000    HK$'000     HK$'000     HK$'000     HK$'000     HK$'000     HK$'000
COST OR VALUATION
At 1 January 2003               311,341      46,728      3,129       5,475     309,527      23,679       7,181     707,060
Currency realignment                  -           -         49          12           -          26           -          87
Additions                             -           -        889       4,747      15,682       1,710           -      23,028
Disposals                      (230,763)          -       (219)     (1,642)    (62,084)       (301)       (714)   (295,723)
Disposal of subsidiaries           (425)          -       (487)          -    (262,108)     (9,466)          -    (272,486)
                               --------    --------   --------    --------    --------    --------    --------    --------
At 31 December 2003              80,153      46,728      3,361       8,592       1,017      15,648       6,467     161,966
                               --------    --------   --------    --------    --------    --------    --------    --------
Comprising
  At cost                        73,153      46,728      3,361       8,592       1,017      15,648       6,467     154,966
  At valuation                    7,000           -          -           -           -           -           -       7,000
                               --------    --------   --------    --------    --------    --------    --------    --------
                                 80,153      46,728      3,361       8,592       1,017      15,648       6,467     161,966
                               --------    --------   --------    --------    --------    --------    --------    --------
DEPRECIATION,
  AMORTISATION AND
  IMPAIRMENT
At 1 January 2003               224,461       5,728      2,193       3,284     211,033      16,783       5,967     469,449
Currency realignment                  -           -         33          12           -          17           -          62
Provided for the year               890           -        331       1,460      18,580       3,132         182      24,575
Impairment losses recognized
  for the year                      301       2,400          -           -           -           -           -       2,701
Eliminated on disposals        (166,556)          -       (145)       (813)    (57,161)       (176)       (674)   (225,525)
Eliminated on disposal of
  subsidiaries                     (157)          -       (325)          -    (171,869)     (7,158)          -    (179,509)
                               --------    --------   --------    --------    --------    --------    --------    --------
At 31 December 2003              58,939       8,128      2,087       3,943         583      12,598       5,475      91,753
                               --------    --------   --------    --------    --------    --------    --------    --------
NET BOOK VALUES
At 31 December 2003              21,214      38,600      1,274       4,649         434       3,050         992      70,213
                               ========    ========   ========    ========    ========    ========    ========    ========
At 31 December 2002              86,880      41,000        936       2,191      98,494       6,896       1,214     237,611
                               ========    ========   ========    ========    ========    ========    ========    ========

An analysis of the properties of the Company held at the balance sheet date is as follows:

                                               Leasehold                         Properties
                                           land and buildings                 under construction
                                          ---------------------              ---------------------
                                          2003             2002              2003             2002
                                          ----             ----              ----             ----
                                         HK$'000          HK$'000           HK$'000          HK$'000
Long leases in Hong Kong                 10,237           76,100                 -                -
Medium term leases in Hong Kong          10,977           10,780                 -                -
Medium term leases outside Hong Kong          -                -            38,600           41,000
                                         ------           ------            ------           ------
                                         21,214           86,880            38,600           41,000
                                         ======           ======            ======           ======

During the year, the directors reviewed the carrying amounts of its property, plant and equipment and identified that the value of properties under construction was impaired. Accordingly, the carrying amount of properties under construction was reduced to its recoverable amount, which was determined with reference to the independent professional valuation on an open market value as at 31 December 2003.

Subsequent to the balance sheet date, the Company entered into sale and purchase agreements to dispose of two properties in Hong Kong. One of the transactions was completed on 31 March 2004 and the other transaction will be completed on or before 31 May 2004. An aggregate loss of approximately HK$301,000 will be recorded upon completion. Accordingly, an equivalent amount was written off against the carrying amounts of the properties as at the balance sheet date to reflect their recoverable amounts.

Details of property, plant and equipment which are stated at valuation at the balance sheet date are as follows:

                                                          Leasehold
                                                     land and buildings
                                                    ---------------------
                                                     2003          2002
                                                     ----          ----
                                                    HK$'000       HK$'000
At valuation
  - 31 July 1997                                     4,800         4,800
  - 31 March 1998                                    2,200         2,200
                                                    ------        ------
                                                     7,000         7,000
Less: Accumulated depreciation, amortization
            and impairment                          (4,588)       (4,548)
                                                    ------        ------
Net book value                                       2,412         2,452
                                                    ======        ======

The valuations at 31 July 1997 and 31 March 1998 represented the carrying values (equivalent to their approximately fair value) of the leasehold land and buildings at the time when they ceased to be classified as investment properties. Had the leasehold properties been carried at their historical cost less accumulated depreciation, amortization and impairment loss, the carrying value of the leasehold properties would have been stated at HK$2,412,000 (2002:
HK$2,452,000).

The net book value of motor vehicles, and office equipment and machinery of the Company held under finance leases and sale and lease back arrangements at 31 December 2003 was HK$ nil (2002: approximately HK$33,155,000) and HK$ nil (2002:
HK$2,023,000) respectively.

16. INVESTMENT PROPERTY

                                     1.1.2003              1.4.2002
                                        to                    to
                                    31.12.2003            31.12.2002
                                    ----------            ----------
                                     HK$'000               HK$'000
At beginning of the year/period       1,230                 1,230
Surplus on revaluation                  170                     -
                                      -----                 -----
At end of the year/period             1,400                 1,230
                                      =====                 =====

The investment property of the Company is freehold and held outside Hong Kong.

The investment property was revalued at 31 December 2003 by a firm of independent professional property valuers, Norton Appraisals Limited, on an open market value basis at HK$1,400,000. The valuation gave rise to a revaluation increase of HK$170,000, of which HK$7,000 and HK$163,000 has been credited to the income statement and the investment properties valuation reserve respectively.

17. INTEREST IN ASSOCIATES

                                             2003                  2002
                                             ----                  ----
                                            HK$'000               HK$'000
                                                                (Restated)
Share of net assets                         253,184               548,275
Negative goodwill arising from
  acquisition of an associate (note 18)           -               (58,918)
                                            -------               -------
                                            253,184               489,357
Impairment loss recognized                  (31,717)                    -
                                            -------               -------
                                            221,467               489,357
                                            =======               =======

Particulars of the Company's associates as at 31 December 2003 are as follows:

                                                     Issued and           Proportion of
                                Place of               paid up          issued/registered
                              incorporation        share capital/         capital held
Name of associate             and operation      registered capital      by the Company      Principal activities
-----------------             -------------      ------------------     -----------------    --------------------
                                                        '000             2003       2002
                                                                         ----       ----
Ananda Travel Service          Australia                   A$400          40%         40%    Travel and related services
  (Aust.) Pty. Limited

Apex Quality Group Limited     British Virgin          HK$43,276        49.6%          -     Investment holding
  ("Apex")                       Islands ("BVI")/
                                 Hong Kong

CYTS Wing On Travel            Hong Kong                HK$2,000          50%         50%    Travel and related services
  Service Company Limited

Guilin Osmanthus Hotel         PRC                      US$3,489     Note (a)       49.5%    Operation of a hotel

Heilongjiang Ananda            PRC                    RMB283,140          50%         50%    Operation of a hotel
  Entertainment Company                                                                        and an entertainment
  Limited ("Heilongjiang                                                                       resort complex and
  Ananda") Note (b)                                                                            development of a
                                                                                               residential and
                                                                                               commercial complex

Rosedale Hotel Group Limited   Bermuda/               HK$432,757*          -        49.3%    Investment holding
  ("Rosedale") Note (c)          Hong Kong

Wing On International Travel   PRC                      RMB5,000          49%         49%    Travel and related services
  Service Ltd. Guangdong

Wing On JAS Nice Wing          Hong Kong                HK$1,000          50% **      50% ** Travel and related
  Limited#                                                                                     services

*     Issued and paid up share capital as at 31 December 2002

**    Directly held by the Company

#     In liquidation since February 2004

Notes:

(a) During the year, the directors considered that following the change of the management of the Company, the Company cannot exercise significant influence on the financial and operating policies of an associate, Guilin Osmanthus Hotel, and accordingly, resolved to classify the carrying amount of this investment amounting to HK$26,974,000 as an investment in securities as at the balance sheet date.

(b) During the year, the directors reviewed the carrying amounts of interest in associates and considered that the recoverable amount of Heilongjiang Ananda is minimal due to its continuing operating losses. Accordingly, an amount of HK$31,717,000 was recognized as impairment loss to write off the carrying value of this associate in the financial statements.

(c) On 9 July 2003, the Company entered into a sale and purchase agreement with an independent third party to dispose of its holding of 49.3% interest in an associate, Rosedale, for a consideration of HK$88 million. Under the agreement, the purchaser was obliged to pay a total of HK$20,000,000 on or before the completion of the sale, and the balance is payable within 12 months from the date of completion, against which 136,666,666 shares in Rosedale (name changed to China Velocity Group Limited on 26 January 2004) are pledged to the Company.

The completion of the disposal involved a number of transactions. Among them, Rosedale would undergo a group reorganization, under which Rosedale continues as a public listed company concentrating on business other than hotel and leisure-related businesses; Apex, a former subsidiary of Rosedale, together with its subsidiaries would hold all assets and liabilities of Rosedale and its subsidiaries in relation to the hotel and leisure-related businesses; and shares of Apex would be distributed to shareholders of Rosedale by way of distribution in specie. Details of the group reorganization are set out in the circular to shareholders of the Company on 31 October 2003.

In connection with the disposal of Rosedale, the Company made an unconditional cash offer for 77,920,268.1 Apex shares held by the Apex shareholders other than those held by China Strategic Holdings Limited and their respective associates and parties acting in concert with any of them. The offer period was from 19 December 2003 to 9 January 2004. As at the date of the balance sheet, holders of 800,194 shares, representing approximately 0.3% of the share capital of Apex, accepted and the Company held a 49.6% interest in Apex.

The disposal of Rosedale was completed on 16 December 2003.

Other than Wing On JAS Nice Wing Limited and Ananda Travel Services (Aust) Pty. Limited whose financial statements end on 31 March, the financial statements of all other associates end on 31 December. The Company's share of their results and net assets under the equity method is based on their financial statements made to 31 December 2003.

Included in the interest in associates at 31 December 2003 are the interest in Apex and Heilongjiang Ananda. Extracts from the financial statements prepared in accounting principles generally accepted in Hong Kong of Apex for the period from 13 December 2003 to 31 December 2003 and Heilongjiang Ananda for the year ended 31 December 2003 and 2002 are as follows:

Apex                                                       2003
----                                                       ----
                                                         HK$'000
FINANCIAL POSITION
Non-current assets                                      1,592,960
                                                       ----------
Current assets                                             84,038
Current liabilities                                      (143,811)
                                                       ----------
Net current liabilities                                   (59,773)
                                                       ----------
Total assets less current liabilities                   1,533,187
Non-current liabilities                                (1,018,106)
Minority interests                                        (72,058)
                                                       ----------
Net assets                                                443,023
                                                       ==========
Share of net assets attributable to the Company           219,739
                                                       ==========
RESULTS FOR THE PERIOD
Turnover                                                    7,857
                                                       ==========
Net loss for the period                                   (12,985)
                                                       ==========
Net loss for the period attributable to the Company        (6,441)
                                                       ==========

Heilongjiang Ananda                                   2003        2002
-------------------                                   ----        ----
                                                    HK$'000     HK$'000
FINANCIAL POSITION
Non-current assets                                   876,215     901,714
                                                    --------    --------
Current assets                                        32,119      26,632
Current liabilities                                 (844,900)   (812,074)
                                                    --------    --------
Net current liabilities                             (812,781)   (785,442)
                                                    --------    --------
Net assets                                            63,434     116,272
                                                    ========    ========
Share of net assets attributable to the Company       31,717      58,136
Impairment loss recognized                           (31,717)          -
                                                    --------    --------
                                                           -      58,136
                                                    ========    ========
RESULTS FOR THE YEAR
Turnover                                              53,388      56,223
                                                    ========    ========
Net loss for the year                                (52,722)    (60,430)
                                                    ========    ========
Net loss for the year attributable to the Company    (26,361)    (30,215)
                                                    ========    ========

In addition, included in the Company's share of associates was share of results of Rosedale. The financial statements of Rosedale during the period from 1 January 2003 to 16 December 2003, the date of completion of disposal, prepared in accounting principles generally accepted in Hong Kong, are as follows:

Rosedale                                                2003        2002
--------                                                ----        ----
                                                      HK$'000     HK$'000
RESULTS FOR THE PERIOD
Turnover                                               131,303     181,692
                                                      ========    ========
Net loss for the period                               (165,871)    (99,810)
                                                      ========    ========
Net loss for the period attributable to the Company    (81,774)     (2,447)
                                                      ========    ========

As Rosedale was disposed of in December 2003, no financial position as at 31 December 2003 was presented.

The shares of Rosedale are listed on the Stock Exchange and the then market value of the shares held by the Company as at 31 December 2002 was approximately HK$273,333,000.

18. NEGATIVE GOODWILL ARISING FROM ACQUISITION OF AN ASSOCIATE

                                                                 1.1.2003    1.4.2002
                                                                    to          to
                                                                31.12.2003  31.12.2002
                                                                ----------  ----------
                                                                  HK$'000    HK$'000
NEGATIVE GOODWILL
Balance at beginning of the year/period                            59,043          -
Arising from acquisition of an associate during the year/period         -     59,043
Released on disposal                                              (59,043)         -
                                                                  -------    -------
Balance at end of the year/period                                       -     59,043
                                                                  -------    -------
REALIZATION
Balance at beginning of the year/period                               125          -
Released to the income statement during the year/period             1,350        125
Released on disposal                                               (1,475)         -
                                                                  -------    -------
Balance at end of the year/period                                       -        125
                                                                  -------    -------
CARRYING AMOUNT
At end of the year/period                                               -     58,918
                                                                  =======    =======

Negative goodwill was recognized to the income statement over 40 years, which was determined based on the remaining average useful life of identifiable depreciable assets acquired.

19. OTHER LONG TERM INVESTMENT

The other long term investment represents the contribution paid to a joint venture partner in 2001 for a joint development of a piece of land in Chengdu, the PRC, into a tourist attraction. On 11 December 2002, the Company entered into an agreement with the joint venture partner to withdraw from the project. Under the agreement, the joint venture partner will transfer the titles of a total of approximately 3,000 square meters of commercial areas and car parking spaces in a commercial building in Chengdu, the PRC, to the Company. The amount to be settled through this arrangement will be based on the professional valuation of the properties. Up to the date of this report, the transaction is still not yet completed. The directors are of the opinion that the value of property interests to be transferred will cover the investment cost paid and accordingly no provision for impairment loss is necessary.

20. LONG TERM INVESTMENT DEPOSITS

                               2003       2002
                               ----       ----
                              HK$'000    HK$'000
Deposits for acquisition of
  investment (Note)            60,000     60,000
Disposal                      (60,000)         -
                              -------    -------
                                    -     60,000
                              =======    =======

Note:

The deposits represent the deposits paid for acquisition of 100% interest in a co-operative joint venture which will develop and operate a hotel in Guangdong, the PRC. During the year, the Company entered into an agreement to dispose of two-third of its rights to the intended interests in the co-operative joint venture for HK$40,000,000 but the completion thereof has not yet taken place. After the aforesaid agreement, the directors considered it is not viable to carry out the investment to avoid further substantial commitments. The Company then entered into another agreement with the aforesaid purchaser to dispose of the remaining rights and entire commitments of the Company in the said co-operative joint venture (which together with the aforesaid partial interest disposal of constitute the Company's entire interests in the co-operative joint venture in the acquisition agreement) to the purchase at a nominal consideration. The loss arising therefrom is classified as loss on disposal of interest in a co-operative joint venture.

21. INVESTMENTS IN SECURITIES

                                Investment securities   Other investments           Total
                                ---------------------   -----------------           -----
                                  2003        2002       2003       2002       2003        2002
                                  ----        ----       ----       ----       ----        ----
                                HK$'000     HK$'000    HK$'000    HK$'000    HK$'000     HK$'000
Equity securities
Unlisted shares, at cost         126,232      22,626          -          -    126,232      22,626
Listed shares in Hong Kong             -           -      2,847      5,450      2,847       5,450
                                --------    --------   --------   --------   --------    --------
                                 126,232      22,626      2,847      5,450    129,079      28,076
Impairment loss recognized       (26,974)          -          -          -    (26,974)          -
                                --------    --------   --------   --------   --------    --------
                                  99,258      22,626      2,847      5,450    102,105      28,076
                                ========    ========   ========   ========   ========    ========
Market value of listed shares          -           -      2,847      5,450      2,847       5,450
                                ========    ========   ========   ========   ========    ========
Carrying amount analyzed for
  reporting purposes as:
Non-current                       99,258      22,626          -          -     99,258      22,626
Current                                -           -      2,847      5,450      2,847       5,450
                                --------    --------   --------   --------   --------    --------
                                  99,258      22,626      2,847      5,450    102,105      28,076
                                ========    ========   ========   ========   ========    ========

Particulars of the Company's investment securities as at 31 December 2003 are as follows:

                                               Issued           Proportion of
                              Place of       and paid up       issued/registered        Interest
                            incorporation  share capital/        capital held         attributable
Name of company             and operation  registered capital  by the subsidiaries   to the Company        Principal activities
---------------             -------------  ------------------  -------------------   --------------        --------------------
                                              '000              2003       2002      2003       2002
                                                                ----       ----      ----       ----
Guilin Osmanthus Hotel           PRC            US$3,489        49.5%      49.5%     49.5%      49.5%       Operation of a hotel
  (see Note 17)                                               Note (a)

Guangxi Guijia Property          PRC            US$8,021          26%         -      18.2%         -        Operation of a hotel
  Management Company                                          Note (b)                                        and leisure-related
  Limited                                                                                                     businesses

Jian Shen Co., Ltd.              BVI            US$0.1             -         19%        -         19%       Investment holding

King Fu Investment Holdings      BVI            US$50              -         19%        -         19%       Investment holding
  Ltd.

Notes:

(a) During the year, the directors reviewed the carrying amounts of investments in securities and considered that it is unlikely to recover the interest in Guilin Osmanthus Hotel and the present value of the estimated future cash flows expected to arise from the investment is minimal. Accordingly, impairment loss of HK$26,974,000 was recognized in the financial statements to write down the carrying amount of the investment.

(b) Though a subsidiary of the Company holds a 26% interest in this investee company, the directors considered that the Company cannot exercise significant influence on the financial and operating policies of the investee company and accordingly, it is classified as an investment in securities.

22. GOODWILL

                                                  1.1.2003   1.4.2002
                                                    to         to
                                                 31.12.2003 31.12.2002
                                                 ---------- ----------
                                                  HK$'000    HK$'000
COST
At beginning of the year/period                    13,232     59,807
Arising from acquisition during the year/period         -     13,232
Eliminated on disposal of a subsidiary            (13,232)   (59,807)
                                                  -------    -------
At end of the year/period                               -     13,232
                                                  -------    -------
AMORTISATION AND IMPAIRMENT
At beginning of the year/period                       165     59,807
Charge for the year/period                            496        165
Eliminated on disposal of a subsidiary               (661)   (59,807)
                                                  -------    -------
At end of the year/period                               -        165
                                                  -------    -------
CARRYING AMOUNT
At end of the year/period                               -     13,067
                                                  =======    =======

The amortization period adopted for the goodwill was 20 years.

23. INVENTORIES

At the balance sheet date, all inventories were carried at cost. The inventories represent principally consumables which are to be utilized in the ordinary course of operations. The amount recognized as an expense in the income statement during the year/period was insignificant.

24. AMOUNTS DUE FROM RELATED COMPANIES

The balances represent the aggregate amounts due from related parties. Certain directors of the Company are also directors of and/or have beneficial interests in these companies. The amounts are unsecured and interest free. The balances as at 31 December 2003 were principally trading balances and those at 31 December 2002 also included prepayments in respect of the land operating costs.

During the period from 1 April 2002 to 31 December 2002, the directors reviewed the amounts due from companies controlled by former executive directors. The directors considered that the recoverability of such amounts was remote and accordingly, allowance was made in the financial statements.

25. AMOUNTS DUE FROM (TO) ASSOCIATES

The amounts due from (to) associates are unsecured, interest free and have no fixed terms of repayment.

26. TRADE AND OTHER RECEIVABLES

                                   2003      2002
                                   ----      ----
                                  HK$'000   HK$'000
Trade receivables                   7,029    26,579
Advance cost to tour operations   276,522   268,654
Deposits and prepayments           17,080    29,306
Other receivables                  50,207    13,558
                                  -------   -------
                                  350,838   338,097
                                  =======   =======

The aged analysis of the trade receivables at the reporting dates is as follows:

                                    2003     2002
                                    ----     ----
                                   HK$'000  HK$'000
0 - 30 days                         2,617    11,858
31 - 60 days                        1,573     7,816
61 - 90 days                          815     2,569
Over 90 days                        2,024     4,336
                                    -----    ------
                                    7,029    26,579
                                    =====    ======

The Company allows an average credit period of 60 days to local customers and 90 days to overseas customers.

During the period from 1 April 2002 to 31 December 2002, the directors reviewed the advance cost payments to certain land operators and considered that their recoverability was remote. Accordingly, the amounts were fully provided for in the financial statements as allowance for advances to service suppliers, as described in note 7.

27. LOAN RECEIVABLES

                                                               2003      2002
                                                               ----      ----
                                                              HK$'000   HK$'000
Loan to land operator (Note a)                                 23,000    23,000
Loan to certain overseas companies and individuals (Note b)    31,950    22,272
Loan to the property purchaser (Note c)                             -    77,200
                                                              -------   -------
                                                               54,950   122,472
                                                              =======   =======

Notes:

      (a) The loan to land operator represents an advance made to one of the Company's land operators for the designated purpose of purchase of coaches. The amount is secured, bears interest at a rate of 10% per annum on the principal amount over a period of thirty months and should be repayable by thirty equal monthly instalments commencing August 2000. On 23 July 2002, the Company entered into an agreement with the land operator to reschedule the terms of repayment. Under the terms of that agreement, the loan should be repaid in full on or before 31 March 2003. Pursuant to the supplemental agreements thereafter, the repayment date of the loan is extended to 31 December 2004.

      (b) During the year/period, the Company provided loan facilities to certain overseas companies and individuals to earn interest. The amounts are unsecured, carrying interest at market rates and repayable within one year.

      (c) The loan to the property purchaser arose from the disposal by the Company of its 81% interests in two subsidiaries during the year ended 31 March 2002. During the year, the Company disposed of the receivable together with remaining interests in these investments amounting to HK$77,200,000 and HK$22,913,000 (including HK$287,000 receivable from the investee companies) respectively to exchange for a 70% interest in an investment company which holds a 26% interest in a PRC joint venture engaged in the operation of a hotel and leisure-related businesses.

28. TRADING CASH BALANCES

The amounts represent foreign currencies held for money exchange purposes.

29. TRADE AND OTHER PAYABLES

                                                  2003      2002
                                                  ----      ----
                                                 HK$'000   HK$'000
Trade creditors                                   77,121    81,669
Amounts payable for acquisition of investments    43,000    76,200
Accrued liabilities                               83,160    66,504
Other payables                                    35,910    17,187
                                                 -------   -------
                                                 239,191   241,560
                                                 =======   =======

The aged analysis of the trade payables at the reporting dates is as follows:

                                                             2003      2002
                                                             ----      ----
                                                            HK$'000   HK$'000
0 - 30 days                                                 44,715    37,664
31 - 60 days                                                15,687    18,117
61 - 90 days                                                 9,593    12,265
Over 90 days                                                 7,126    13,623
                                                            ------    ------
                                                            77,121    81,669
                                                            ======    ======

30. LOANS FROM RELATED COMPANIES

Certain directors of the Company are also directors of and/or have beneficial interests in those companies. The loans are unsecured, bear interest at market rates and with the terms of repayment as follows:

                                                            2003      2002
                                                            ----      ----
                                                           HK$'000   HK$'000
Amounts repayable after 1 year but within 2 years          223,312         -
Amounts repayable within 1 year                              8,000     6,474
                                                           -------   -------
                                                           231,312     6,474
                                                           =======   =======

31. AMOUNTS DUE TO RELATED COMPANIES

The balances represent principally trading balances including trade payables and loan interest payable, which are unsecured, interest free and repayable on demand.

32. OBLIGATIONS UNDER FINANCE LEASES AND SALE AND LEASE BACK ARRANGEMENTS

                                                                               Present value
                                               Minimum                          of minimum
                                            lease payments                     lease payments
                                            --------------                     --------------
                                        2003             2002              2003             2002
                                        ----             ----              ----             ----
                                       HK$'000          HK$'000           HK$'000          HK$'000
Amounts payable under finance
  leases and sale and lease back
  arrangements
Within one year                           -             10,167               -              8,764
Between one to two years                  -              7,835               -              7,087
Between two to five years                 -              7,638               -              7,297
                                       ------           ------            ------           ------
                                          -             25,640               -             23,148
Less: Future finance charges              -             (2,492)              -                  -
                                       ------           ------            ------           ------
Present value of lease obligations        -             23,148               -             23,148
                                       ======           ======
Less: Amount due within one year
     shown under current liabilities                                         -             (8,764)
                                                                          ------           ------
Amount due after one year                                                    -             14,384
                                                                          ======           ======

32. OBLIGATIONS UNDER FINANCE LEASES AND SALE AND LEASE BACK ARRANGEMENTS - continued

The Company entered into finance leases to acquire certain of its property, plant and equipment. The terms of the finance leases ranged from 2 to 4 years and the average effective borrowing rate was 8.5% (8.5% per annum for the period from 1 April 2002 to 31 December 2002). Interest rate was fixed at the contract date. The leases were on a fixed repayment basis and no arrangement was entered into for contingent rental payments. The Company's obligations under the finance leases were secured by the lessors' charge over the leased assets. There were no new finance leases entered into by the Company during the year.

33. BORROWINGS

                                                 2003        2002
                                                 ----        ----
                                               HK$'000     HK$'000
Bank loans                                          921      48,446
Bank overdrafts                                       -       7,717
Other loans                                      33,560     150,000
                                               --------    --------
                                                 34,481     206,163
Less: Amount due within one year shown under
     current liabilities                        (28,230)   (184,474)
                                               --------    --------
Amount due after one year                         6,251      21,689
                                               ========    ========
Secured                                             921     121,046
Unsecured (Note)                                 33,560      85,117
                                               --------    --------
                                                 34,481     206,163
                                               ========    ========
Borrowings are repayable as follows:

Within one year or on demand                     28,230     184,474
Between one to two years                          6,251      11,579
Between two to five years                             -      10,110
                                               --------    --------
                                                 34,481     206,163
                                               ========    ========

Note: Included in unsecured other loans of the Company are HK$15,000,000 which are secured on assets provided by a related company (Note 50 (c)).

Interest rates for bank loans and overdraft are generally based on the banks' usual lending rates in Hong Kong. Other loans amounting to HK$15,000,000 (2002:
HK$100,000,000) carried a fixed interest rate of 12% per annum and the remainder carries interest at prime interest rate per annum.

34. CONVERTIBLE NOTES

                                2003       2002
                                ----       ----
                               HK$'000    HK$'000
Convertible notes               254,125    370,000
Less: Conversion into shares          -   (115,875)
                               --------   --------
                                254,125    254,125
                               ========   ========

During the period from 1 April 2002 to 31 December 2002, the Company issued convertible notes amounting to HK$370,000,000. The convertible notes carry interest at 2% per annum and are repayable within two years. The holders of the convertible notes have the right to convert on any business day the convertible notes into new shares of the Company at any time or from time to time during a period of two years from the date of issuance of the convertible notes, at an initial conversion price of HK$0.032 per share, subject to adjustments. Upon full conversion of the outstanding convertible notes at the balance sheet dates, a total of 7,941,395,000 shares of the Company will be issued.

The outstanding convertible notes are scheduled to be repaid on 19 April 2004. Accordingly, the outstanding amount is classified under current liabilities.

35. DEFERRED TAXATION

The following are the major deferred tax liabilities and assets recognized and movement thereon during the current and prior accounting periods:

                                           Accelerated
                                               tax       Tax
                                           depreciation losses     Others      Total
                                           ------------ ------     ------      -----
                                             HK$'000    HK$'000    HK$'000    HK$'000
At 1 April 2002                               12,943     (4,418)         -      8,525
Charge (credit) to income for the period         132       (592)         -       (460)
Released on deemed disposal of a
  subsidiary                                     (13)        (2)         -        (15)
                                             -------    -------    -------    -------
At 31 December 2002 and
  1 January 2003                              13,062     (5,012)         -      8,050
Credit to income for the year                   (106)    (2,133)      (234)    (2,473)
Effect of change in tax rate
  - charge (credit) to income for the year     1,225       (470)         -        755
Released on disposal of subsidiaries         (14,181)     7,615        234     (6,332)
                                             -------    -------    -------    -------
At 31 December 2003                                -          -          -          -
                                             -------    -------    -------    -------

For the purpose of the balance sheet presentation, the above deferred tax assets and liabilities were offset.

At 31 December 2003, the Company has unused tax losses of HK$555,159,000 (2002:
HK$470,470,000) available for offset against future profits. A deferred tax asset has been recognized for the year ended 31 December 2003 in respect of HK$nil (1.4.2002 to 31.12.2002: HK$31,325,000) of such losses. No deferred tax asset has been recognized in respect of the remaining tax losses due to the unpredictability of future profit streams. The losses arising from overseas subsidiaries are immaterial, and will expire after a specific period of time. The Company's other unrecognized tax losses may be carried forward indefinitely.

36. SHARE CAPITAL

                                                  Number of shares       Amount
                                                  ----------------     ---------
                                                                        HK$'000
Shares of HK$0.01 each
Authorized
  Balance as at 1 April 2002                       20,000,000,000            200,000
  Increased on 10 April 2002 (Note a)              30,000,000,000            300,000
                                                   --------------    ---------------
  Balance as at 31 December 2002 and
    at 31 December 2003                            50,000,000,000            500,000
                                                   ==============    ===============
Issued and fully paid
  Balance as at 1 April 2002                        9,081,317,770             90,813
  Issued on 19 April 2002 (Note b)                  4,800,000,000             48,000
  Issued to strategic partners (Note c)             1,000,000,000             10,000
  Conversion into shares from convertible notes     3,621,105,000             36,211
  Shares repurchased and cancelled (Note d)          (185,690,000)            (1,857)
                                                   --------------    ---------------
  Balance as at 31 December 2002 and
    at 31 December 2003                            18,316,732,770            183,167
                                                   ==============    ===============

Notes:

(a) Pursuant to a resolution passed by the shareholders of the Company at a special general meeting on 10 April 2002, the authorized share capital of the Company was increased from HK$200,000,000 to HK$500,000,000 by the creation of an additional 30,000,000,000 new shares of HK$0.01 each in the capital for the Company.

(b) Pursuant to the subscription agreement dated 1 February 2002 which was approved by the shareholders of the Company at the special general meeting of the Company held on 10 April 2002, the Company issued 4,800,000,000 new shares of HK$0.01 each of the Company at a price of HK$0.027 per share to Million Good Limited, a substantial shareholder of the Company as at the balance sheet date. The net proceeds of approximately HK$129,600,000 together with that from the issue of convertible notes as described in note 34 would be used to repay debts, acquire investment, expand business of the Company with the balance be used as additional working capital of the Company. The new shares issued rank pari passu with the then existing shares in all respects.

(c) The subscription agreements dated 31 May 2002 in respect of the subscription of shares of the Company by three subscribers for 2,000,000,000, 500,000,000 and 500,000,000 new shares respectively of HK$0.01 each of the Company at a price of HK$0.08 per share were approved by the shareholders of the Company at the special general meeting of the Company held on 4 July 2002. The net proceeds, upon receipt, would be used to expand and consolidate the Company's business in the PRC, which may involve investments and acquisition by the Company of existing companies or operations in those businesses where appropriate. The last two subscriptions have been completed and the new shares issued rank pari passu with the then existing shares in all respects. On 9 October 2003, the Company entered into a settlement agreement (the "Settlement Agreement") with the subscriber of the 2,000,000,000 shares (the "Subscriber") in which it was stated that the Subscriber's position was that there was not in existence any agreement or understanding, whether written or oral, in connection with any subscription by the Subscriber of shares in the Company. The Settlement Agreement also stated that the Company's position was that there was in existence a document stated to be dated 31 May 2002 relating to subscription by the Subscriber of shares in the Company as well as a document stated that the completion date for such subscription had been extended. The Settlement Agreement provides that such disputed documents did not have any effect and would not proceed. There was no monetary consideration for the Settlement Agreement.

(d) During the period from 1 April 2002 to 31 December 2002, the Company repurchased a total number of 185,690,000 of its own shares on the Stock Exchange as follows:

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

(e) During the year, the directors proposed a capital reorganization of the Company ("Proposed Capital Reorganization"). Details of the Proposed Capital Reorganization were disclosed in the Company's announcement dated 17 February 2003. In October 2003, the directors resolved that the Proposed Capital Reorganization would not proceed.

37. SHARE OPTION SCHEME

The Company has a share option scheme (the "Scheme"), which was approved and adopted by shareholders of the Company on 3 May 2002, enabling the directors to grant options to employees, executives or officers of the Company or any of its subsidiaries (including executive and non-executive directors of the Company or any of its subsidiaries) and any suppliers, consultants, agents or advisers who will contribute or have contributed to the Company or any of its subsidiaries as incentives and rewards for their contribution to the Company or such subsidiaries. The maximum number of shares in respect of which options may be granted under the Scheme, when aggregated with any shares subject to any other schemes, shall not exceed 10% of the issued share capital of the Company on the date of approval and adoption of the Scheme.

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

38. RESERVES

                                                            Investment
                                                             property
                                       Share      Special   revaluation Translation  Goodwill    Statutory   Accumulated
                                      premium     reserve     reserve    reserve      reserve     reserves     losses      Total
                                    ----------  ----------  ----------- -----------  ----------  ----------  ----------- ----------
                                     HK$'000      HK$'000     HK$'000    HK$'000       HK$'000     HK$'000     HK$'000    HK$'000
At 1 April 2002
   - as previously reported            795,296      55,554         573        (262)           -         150    (294,790)    556,521
   - adjustment on adoption of
       SSAP 12 (Revised) (note 2)            -           -           -           -       (9,767)          -       2,442      (7,325)
                                    ----------  ----------  ----------  ----------   ----------  ----------  ----------  ----------
   - as restated                       795,296      55,554         573        (262)      (9,767)        150    (292,348)    549,196
Premium on issue of shares,
   net of expenses of HK$2,915,000     228,349           -           -           -            -           -           -     228,349
Premium utilized on repurchase
   of shares                            (4,039)          -           -           -            -           -           -      (4,039)
Exchange difference arising on
   translation of financial
   statements of operations
   outside Hong Kong                         -           -           -        (322)           -           -           -        (322)
Share of reserve of an associate             -           -           -         (65)           -           -           -         (65)
Reserve released on disposal of
   subsidiaries                              -           -           -          68            -           -           -          68
Reserve released on deemed
   disposal of a subsidiary                  -           -           -         470            -           -           -         470
Net loss for the period                      -           -           -           -            -           -    (302,248)   (302,248)
                                    ----------  ----------  ----------  ----------   ----------  ----------  ----------  ----------
At 31 December 2002 and
   1 January 2003                    1,019,606      55,554         573        (111)      (9,767)        150    (594,596)    471,409
Surplus arising from revaluation
   of investment property                    -           -         163           -            -           -           -         163
Exchange difference arising on
   translation of financial
   statements of operations
   outside Hong Kong                         -           -           -        (286)           -           -           -        (286)
Share of reserve of an associate             -           -           -          73            -           -           -          73
Transfer to investments in
   securities on reclassification
   of investments                            -           -           -           -        9,767           -           -       9,767
Net loss for the year                        -           -           -           -            -           -    (370,972)   (370,972)
                                    ----------  ----------  ----------  ----------   ----------  ----------  ----------  ----------
At 31 December 2003                  1,019,606      55,554         736        (324)           -         150    (965,568)    110,154
                                    ==========  ==========  ==========  ==========   ==========  ==========  ==========  ==========

The special reserve represents the difference between the nominal value of the shares of the acquired subsidiaries and the nominal value of the shares of the Company issued for the acquisition under the group reorganization in September 1997.

The accumulated losses, translation reserve and statutory reserves of the Company include losses of HK$246,293,000 (2002: HK$223,662,000), surplus of HK$73,000 (2002: deficit of HK$65,000) and HK$150,000 (2002: HK$150,000)
respectively attributable to the associates of the Company.

39. DISPOSAL OF DISCONTINUED OPERATION

On 31 October 2003, the Company disposed of its subsidiary which carried out the segment of transportation services. The net assets of Trans-Island Group at the date of disposal and at 31 December 2002 were as follows:

                                               2003        2002
                                               ----        ----
                                             HK$'000     HK$'000
Net assets disposed of:

Property, plant and equipment                  92,977     101,132
Inventories                                        56          57
Amounts due from group companies                8,775      17,698
Trade and other receivables                    24,779      30,910
Tax recoverable                                     -         727
Bank balances and cash                          3,356       4,654
Trade and other payables                      (39,476)    (26,524)
Tax payable                                       (61)        (61)
Bank borrowings                               (15,152)    (27,400)
Obligations under finance leases              (18,529)    (22,486)
Deferred taxation                              (6,332)     (8,050)
                                             --------    --------
                                               50,393      70,657
Unamortized goodwill                           12,571      13,067
                                             --------    --------
                                               62,964      83,724
                                                         ========
Cash consideration                            (36,131)
                                             --------
                                               26,833
Commission and related expenses                 5,864
                                             --------
Loss on disposal of subsidiaries               32,697
                                             ========
Net cash inflow arising from disposal:
  Cash consideration                           36,131
  Less: Bank balances and cash disposed of     (3,356)
       Commission and related expenses         (5,864)
                                             --------
                                               26,911
                                             ========

The subsidiaries disposed of during the year contributed HK$124,329,000 to the Company's turnover and HK$22,004,000 to the Company's loss before taxation.

40. DEEMED DISPOSAL/DISPOSAL OF SUBSIDIARIES

During the period from 1 April 2002 to 31 December 2002, several subsidiaries of the Company were deemed disposed/disposed of. The aggregate assets and liabilities of these subsidiaries at their respective dates of disposal were as follows:

                                                                 1.1.2003   1.4.2002
                                                                   to         to
                                                                31.12.2003 31.12.2002
                                                                ---------- ----------
                                                                  HK$'000    HK$'000
Net assets disposed of:

Property, plant and equipment                                        -        517
Trade and other receivables                                          -      7,659
Amounts due from related companies                                   -         56
Tax recoverable                                                      -         47
Bank balances and cash                                               -      1,448
Trade and other payables                                             -     (5,733)
Tax payable                                                          -       (346)
Amounts due to related companies                                     -        (15)
Obligations under finance leases                                     -        (56)
Bank borrowings                                                      -       (792)
Deferred taxation                                                    -        (15)
                                                                  ------   ------
                                                                     -      2,770
Retained as investments in associates/investments in securities
  by the Company                                                     -     (1,596)
Reserves released on disposal of subsidiaries                        -        538
                                                                  ------   ------
                                                                     -      1,712
Loss on deemed disposal/disposal of subsidiaries                     -     (1,712)
                                                                  ------   ------
Consideration                                                        -          -
                                                                  ======   ======
Satisfied by:

Cash consideration                                                   -          -
                                                                  ------   ------
                                                                     -          -
                                                                  ======   ======

Analysis of net cash outflow of cash and cash equivalents in connection with the deemed disposal/disposal of subsidiaries:

Cash consideration                                                   -          -
Bank balances and cash disposed of                                   -     (1,448)
                                                                  ------   ------
                                                                     -     (1,448)
                                                                  ======   ======

There was no disposal of major subsidiary(ies) other than Trans-Island Group during the year.

The subsidiaries disposed of during the period from 1 April 2002 to 31 December 2002 did not have any significant impact on the turnover, operating results and cash flows of the Company.

41.   ACQUISITION OF SUBSIDIARIES

On 24 September 2003, the Company acquired 100% of the issued share capital of Sinomatrix Limited by assets swap as described under note 27(c) above. Sinomatrix Limited, in turn holds 70% interest in Silver Bay Commodities Co., Ltd. The aggregate assets and liabilities are as follows:

                                        HK$'000
Net assets acquired:
  Investments in securities              99,258
  Minority interests                    (29,778)
                                        -------
Net assets acquired                      69,480
                                        =======

The subsidiaries acquired during the year contributed insignificant amount to the Company's turnover and loss from operations.

This acquisition has been accounted for by the acquisition method of accounting.

42.   MAJOR NON-CASH TRANSACTIONS

(a) During the year ended 31 December 2003, the Company disposed of the amount receivable from the property purchaser as mentioned under Note 27(c) above together with interests in other investments amounting to HK$77,200,000 and HK$22,913,000 (including HK$287,000 receivable from the investee companies) respectively to exchange for a 70% interest in an investment company which holds a 26% interest in a PRC joint venture engaged in the operation of a hotel and leisure-related businesses. The acquired investee company is classified as investment securities at a fair value of HK$99,258,000 at the date of completion of the transaction.

(b) During the year, the Company disposed of its interests in Rosedale for a consideration of HK$88,000,000 of which HK$68,000,000 is due for payment after 31 December 2003.

(c) During the year, the Company disposed of two-third of its rights to interests in a co-operative joint venture for HK$40,000,000, which is yet to be received as at the balance sheet date.

(d) During the year, the Company entered into finance lease arrangements in respect of assets with a total capital value of HK$ nil (1.4.2002 to 31.12.2002:
HK$12,155,000) at the inception of the finance leases.

(e) During the period from 1 April 2002 to 31 December 2002, the Company disposed of its interest in an investment holding company which holds a right to acquire a 60% interest in Luoyang Golden Gulf Hotel Co. Limited to Rosedale for a consideration of HK$110,000,000 satisfied by 366,666,666 new shares of Rosedale. Accordingly, the Company's investments in associates amounting to HK$110,000,000 were transferred from long term investment deposits which comprised of HK$24,400,000 brought forward, an amount of HK39,400,000 paid during the period and the balance of HK$46,200,000 unpaid as at 31 December 2002.

(f) During the period from 1 April 2002 to 31 December 2002, the Company acquired the remaining 25% interest in Trans-Island Group for HK$40,000,000. At 31 December 2002, a balance of HK$30,000,000 was outstanding.

43.   ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

                                            2003                     2002
                                           -------                 -------
                                           HK$'000                 HK$'000
Bank balances, deposits and cash           111,709                  61,510
Bank overdrafts                                  -                  (7,717)
                                           -------                  ------
                                           111,709                  53,793
                                           =======                  ======

44.   PLEDGE OF ASSETS

At 31 December 2003, the Company's credit facilities were secured by the Company's assets as follows:

                                          2003                  2002
                                        -------                -------
                                        HK$'000                HK$'000
Property interests                       19,839                 86,880
Bank balances                               390                    802
Motor vehicles                                -                 33,961
Office equipment and machinery                -                  2,023
                                         ------                -------
                                         20,229                123,666
                                         ======                =======

In addition, at 31 December 2002, the Company also pledged its holding of 1,000,000,000 shares in Rosedale with a market value of approximately HK$200,000,000 to secure other loans of HK$100,000,000 granted to the Company.

45.   CONTINGENT LIABILITIES

                                                                                    2003                  2002
                                                                                   -------               -------
                                                                                   HK$'000               HK$'000
Guarantees given to banks, financial institutions and
  suppliers in respect of credit facilities granted                                      -                15,348
An undertaking to Apex (2002: Rosedale) to indemnify
  it against any potential loss upon the transfer of the land use right to the Luoyang Golden Gulf Hotel Co., Ltd.
  in relation to the disposal thereof during the period from
  1 April 2002 to 31 December 2002 as disclosed in note 42(e)                        37,347               37,347
Guarantee to the holder of the promissory note issued by a
  subsidiary of Apex                                                                365,000                    -
                                                                                    -------               ------
                                                                                    402,347               52,695
                                                                                    =======               ======

In addition, the Company also had contingent liabilities in respect of liabilities arising from claims against Trans-Island Group in connection with its businesses before the disposal. The directors consider that the final outcomes of those claims will not be material and accordingly, no provision has been made in the financial statements.

46.   OPERATING LEASE COMMITMENTS

As lessee

At 31 December 2003, the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

                                              2003                  2002
                                             -------               -------
                                             HK$'000               HK$'000
Within one year                               13,752                18,154
In the second to fifth years inclusive         7,777                13,884
                                              ------                ------
                                              21,529                32,038
                                              ======                ======

Operating lease payments represent rentals payable by the Company for certain of its office properties, shops and employees' quarters. Leases are negotiated for an average term of two years.

As lessor

At 31 December 2003 and 31 December 2002, the Company had not contracted with tenants for any future minimum lease payments.

47.   CAPITAL COMMITMENTS

                                                             2003          2002
                                                            -------       -------
                                                            HK$'000       HK$'000
Contracted for but not provided in the financial
  statements in respect of acquisition of property,
  plant and equipment                                            -         3,751
Contracted for but not provided in the financial
  statements in respect of investments                           -         5,000
                                                             -----         -----
                                                                 -         8,751
                                                             =====         =====

48.   PROVIDENT FUND SCHEMES

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

The amounts charged to the income statement represent contributions payable to schemes and the MPF Scheme by the Company at rates specified in the rules of the schemes less forfeiture of HK$1,003,589 (1.4.2002 to 31.12.2002: HK$650,000)
arising from employees leaving the Company prior to completion of the qualifying service period, if any.

At the balance sheet date, the total amount of forfeited contributions, which arose upon employees leaving the retirement benefit schemes and which are available to reduce the contributions payable in future years was HK$98,530 (2002: HK$233,000).

49.   POST BALANCE SHEET EVENTS

Subsequent to the balance sheet date, the following events took place:

      (a) Following the closing of cash offer for shares in Apex (as described in note 17) on 9 January 2004, the Company holds a 67.9% interest in Apex. Apex will be accounted for as a subsidiary of the Company thereafter.

      (b) On 13 January 2004, the Company entered into conditional agreements with CEL, a substantial shareholder of the Company and Hutchison International Limited ("HIL"), in relation to the issuance of the convertible notes by the Company to each of them or their respective nominees for a consideration of HK$155,000,000 and HK$105,000,000 respectively to finance the repayment of the convertible notes due in April 2004. ("CN Agreements"). The convertible notes to be issued carry interest of 2% per annum; entitle the holders to convert into shares of the Company at the conversion price of HK$0.02 per share, subject to adjustments, and are repayable on the third anniversary of the date of issue. The completion of the agreements is conditional upon the fulfillment or waiver by the relevant party of certain conditions including, among others, the approval of the shareholders of the Company of the transactions and a waiver by the Executive Director of the Corporate Finance Division of the Securities and Futures Commission from the obligation on the part of CEL and HIL and their respective concert parties to make general offer for the shares of the Company upon exercise of all (or relevant part) of the conversion rights attaching to the notes. ("Whitewash Waiver").

          On 8 June 2004, the ordinary resolutions in relation to the approval of (a) the CN Agreements, the issue of the related convertible notes and the transactions contemplated thereunder; and (b) the Whitewash Waiver were duly passed by the disinterested shareholders and independent shareholders of the Company respectively at the special general meeting of the Company held on that date.

      (c) In February 2004, a 50% associate of the Company, acquired an interest in a piece of land in Hong Kong. Subsequently, the Company entered into a sale and purchase agreement to dispose of the entire interest of the aforesaid associate. The disposal of the associate is expected to be completed by 30 June 2004. Upon the completion, the profit arising from the disposal will amount to approximately HK$39,000,000.

      (d) The Company has redeemed HK$50,000,000 of the convertible notes due on 19 April 2004 and is discussing with the holders of the remaining convertible notes on the possibility to extend the maturity date. Both CEL and HIL have indicated their willingness to extent the maturity date for their convertible notes and the directors are taking steps to finalize such arrangements.

50.   RELATED PARTY TRANSACTIONS

(a) During the year/period, the Company had transactions with related parties as follows:

                                                                                     1.1.2003       1.4.2002
                                                                                        to             to
(I)    Nature of transactions            Note    Name of company                    31.12.2003     31.12.2002
       ----------------------            ----    ---------------                    ----------     ----------
                                                                                      HK$'000        HK$'000
       Property rental expenses           (i)    Mass Success International
         paid and payable                          Limited                             1,790            288
         by the Company                          Cycle Company Limited and
                                                   Gunnell Properties Limited          1,630              -
                                                                                       -----          -----
                                                                                       3,420            288
                                                                                       =====          =====

       Air ticketing and travel          (ii)    Hanny Holdings Limited
         service income received                   and its subsidiaries                  666          1,056
         and receivable by the                   Paul Y. - ITC Construction
         Company                                   Holdings Limited  and its
                                                   subsidiaries                          486            838
                                                 Dong Fang Gas Holdings Limited
                                                   and its subsidiaries                  318              -
                                                 ITC Corporation Limited
                                                   and its subsidiaries                  266            460
                                                 China Strategic Holdings
                                                   Limited and its subsidiaries          213            248
                                                 PSC Corporation Limited                 213              -
                                                 Star East Holdings Limited
                                                   and its subsidiaries                  118            901
                                                 Mobile Media Management
                                                   Limited                                27              -
                                                 Cheung Wah Ho Dyestuffs
                                                   Company Limited                        17              -
                                                 X-One Management Limited                 11              -
                                                 Rosedale and its subsidiaries             -            303
                                                                                       -----          -----
                                                                                       2,335          3,806
                                                                                       =====          =====
       Interest on convertible notes     (iii)   Million Good Limited                  1,696          1,345
                                                                                       =====          =====

       Loan interest paid and            (iv)    China Strategic Holdings
         payable by the Company                    Limited and its subsidiaries        2,229            891
                                                 Hanny Holdings Limited
                                                   and its subsidiaries                1,790          1,298
                                                 Million Good Limited                  1,710              -
                                                 National Cheer Investment
                                                   Limited                               385              -
                                                                                       -----          -----

                                                                                       6,114          2,189
                                                                                       =====          =====

       Net income on sales of             (v)    Cyber Business Network
         computer program source code              (Hong Kong) Limited                 3,000              -
                                                                                       =====          =====

Notes:

(i) The property rental expenses paid and payable by the Company were determined in accordance with the terms of relevant agreements.

(a) During the year/period, the Company had transactions with related parties as follows: - continued

Notes: - continued

(ii) The above companies purchased air tickets from the Company at rates comparable to market rates.

(iii) The interest on convertible notes was calculated at the rate specified in the issued convertible notes.

(iv) The interest paid and payable by the Company for loans from these companies was calculated at rates comparable to market rates.

(v) The above company purchased the computer program source code from the Company at a price with reference to the market rate.

Certain directors of the Company are also directors of and/or have beneficial interests in those companies other than Rosedale. Rosedale was an associate of the Company and was disposed of in December 2003.

                                                                                  1.1.2003       1.4.2002
                                                                                     to             to
(II)     Nature of transactions       Note    Name of company                    31.12.2003     31.12.2002
         ----------------------       ----    ---------------                    ----------     ----------
                                                                                   HK$'000        HK$'000
         Agency fees paid by the       (i)    Ananda Travel Service, Inc.              60            111
           Company                            HK Ananda Travel (Malaysia)
                                                Sdn. Bhd.                               -            484
                                              Ananda Travel Company
                                                Limited**                               -            321
                                              Ananda Travel Philippines, Inc.           -            103
                                                                                       --          -----

                                                                                       60          1,019
                                                                                       ==          =====

         Property rental expenses     (ii)    Tower Property
          paid by the Company                   Limited                                 -          5,439
                                                                                       ==          =====

         Printing expenses paid       (iii)   Ananda Public Relations &
           by the Company                       Advertising Limited                     -          1,013
                                                                                       ==          =====

         Air ticketing and travel     (iv)    Ananda Travel Service, Inc.               7             64
           services income received           HK Ananda Travel (Malaysia)
           by the Company                       Sdn. Bhd.                               -             14
                                                                                       --          -----

                                                                                        7             78
                                                                                       ==          =====

Notes:

(i) During the period from 1 April 2002 to 31 December 2002, the above companies acted as the Company's land operators in the jurisdictions in which they are located. Agency fees were calculated in accordance with the agency agreements entered into between the Company and each of the above related companies on 20 September 1997.

(a) During the year/period, the Company had transactions with related parties as follows: - continued

Notes: - continued

(ii) The Company continued to occupy office premises owned by Tower Property Limited until December 2002. The rentals were calculated on the basis of an amount determined by reference to the floor area of the relevant property, and comparable rent paid for similar properties by tenants occupying such premises.

(iii) During the period ended 31 December 2002, Ananda Public Relations & Advertising Limited provided printing services for the Company's promotional materials at prices comparable to market rates.

(iv) During the period ended 31 December 2002, the above companies purchased air tickets and other travel related services from the Company at rates comparable to market rates.

The Company accrued no fee (1.4.2002 to 31.12.2002: HK$9,000) payable to each of Ananda Development Limited and Ananda Holdings Limited for the Company to use the address of certain premises in Guangzhou and Hong Kong as the correspondence address of the Company's representative office in Guangzhou and the Company's head office and principal place of business respectively.

The Company paid an annual fee of HK$10 (1.4.2002 to 31.12.2002: HK$10) to Ananda Holdings Limited for a non-exclusive licence to the Company to use the "Ananda" trademark.

Mr. Chan Yeuk Wai has controlling interests in the above companies, except for Ananda Travel Philippines, Inc., Ananda Travel Service, Inc., Ananda Travel Company Limited and HK Ananda Travel (Malaysia) Sdn. Bhd., companies in which they have minority interests.

      ** Being English translation of legal Chinese name as the Company does not have any legal English name.

(b) During the year, the Company executed a guarantee in favor of the holder of the promissory note issued by a subsidiary of Apex as security to secure the promissory note to the extent of HK$365 million together with interest. No commission or charges were received from Apex in respect of the guarantee.

(c) During the year, a subsidiary of an indirect substantial shareholder has pledged certain of its share investments listed in Hong Kong with a lender to secure its loans granted to the Company. No commission or charges were paid to the subsidiary of the indirect substantial shareholder by the Company in respect of the security provided.

(d) During the year/period, the Company recorded hotel management fee of HK$ nil (1.4.2002 to 31.12.2002: HK$1,075,000) receivable from Heilongjiang Ananda in accordance with the hotel management contract entered with Heilongjiang Ananda.

(e) During the year/period, two directors including a former executive director of the Company, executed personal guarantees to a bank and a securities company to secure their loans granted to the Company. No commission or charges were paid to the directors by the Company in respect of the above guarantees.

(f) During the year/period, the Company received loans from related companies. Details of their relationship and the terms of the loans are set out in note 30 to the financial statements.

(g) During the period from 1 April 2002 to 31 December 2002, the Company maintained trading accounts with related companies. Terms of the balances and allowances made during the period are set out in notes 24 and 31 to the financial statements.

(h) On 22 July 2002, the Company together with other parties entered into a series of agreements with Rosedale. As at 31 December 2002, Rosedale was an associate of China Strategic Holdings Limited which is an indirect substantial shareholder of the Company. One of them included disposing of its interest in an investment company holding a right to acquire a 60% interest in Luoyang Golden Gulf Hotel Co., Limited whose principal asset is the Golden Gulf Hotel in Luoyang, the PRC, for a consideration of HK$110,000,000 which was satisfied by 366,666,666 new shares of Rosedale. The transaction was approved by the independent shareholders of the Company at the special general meeting held on 28 October 2002 and shall be completed subject to settlement of the outstanding payment in accordance to the payment schedule.

The Company, in relation to the disposal of the interest in the investment company holding Luoyang Golden Gulf Hotel Co., Limited gave an undertaking to Apex to indemnify it against any potential loss they may suffer as a result of failure to transfer the land use right to Luoyang Golden Gulf Hotel Co., Limited including the payment of any land premium payable for such transfer. It is estimated that the land premium for such transfer would be approximately RMB39.7 million (equivalent to approximately HK$37,347,000).

In addition to the above 366,666,666 new shares in Rosedale, the Company also subscribed for 1,000,000,000 shares in Rosedale at a price of HK$0.30 per share amounting in aggregate to a total consideration of HK$300,000,000. The transaction was also approved by the independent shareholders of the Company at the special general meeting held on 28 October 2002.

51. PRINCIPAL SUBSIDIARIES

    Details of the Company's principal subsidiaries as at 31 December 2003, all of which are wholly owned by the Company, unless otherwise stated, are as follows:

                                                             Issued and
                                        Place of               paid up
                                     incorporation/        share capital/
Name of company                       registration       registered capital      Principal activities
---------------                      -------------       ------------------      --------------------
Ananda Travel (Canada)                Canada                     C$15,000        Travel and related services
  Limited

Ananda Travel, Limited                Macau                  MOP1,000,000        Travel and related services

Ananda Travel (U.K.) Limited          United Kingdom                   L2        Travel and related services

Asian Pearl Investments               BVI                            US$1        Investment holding in the PRC
  Limited

Benchmark Pacific Limited             BVI                            US$1        Investment holding in Hong Kong

Credit Paradise Limited               Hong Kong                      HK$2        Property investment in
                                                                                   Malaysia

Golden Sun Limited                    Hong Kong                      HK$2        Investment holding

Hong Kong Wing On Travel              Hong Kong                Ordinary -        Outbound travel and related
  Service Limited                                          HK$180,000,100          services
                                                               Deferred -
                                                            HK$20,000,000 **

Kingsgrove International              Hong Kong                      HK$2        Property investment
  Limited

Many Good Money Exchange              Hong Kong                HK$100,000        Money exchange services
  Limited

Mexmara Holdings Limited              BVI                            US$1        Property investment in
                                                                                   Hong Kong

Millennium Target Holdings            BVI                            US$1        Investment holding in Hong Kong
  Limited

Moreton International Limited         Hong Kong                      HK$2        Property investment

Silver Bay Commodities Limited*       Hong Kong                 HK$20,000        Investment holding in the PRC

Sinomatrix Limited                    BVI                            US$1        Investment holding in Hong Kong

South Africa Express Limited          BVI                            US$1        Travel services in the PRC

Success Fund Industrial Limited       Hong Kong                    HK$100        Property investment in the PRC

                                                             Issued and
                                        Place of               paid up
                                     incorporation/        share capital/
Name of company                       registration       registered capital      Principal activities
---------------                      -------------       ------------------      --------------------
Super Grade Investment                BVI                            US$1        Property investment in
  Limited                                                                          Hong Kong

Watertours of Hong Kong               Hong Kong                Ordinary -        Watertour services
  Limited                                                    HK$1,500,000
                                                             "B" - HK$100 **

Wing On China Hotel                   BVI                            US$1        Investment holding in the PRC
  Investment Limited
(formerly known as "Ananda
 China Hotel Investment Limited")

Wing On Hotel Management              BVI                            US$4        Hotel management services
  Limited                                                                          in the PRC
(formerly known as "Ananda
 Hotel Management Limited")

Wing On Travel And Tour               Hong Kong              HK$2,000,000        Inbound travel and related
  Limited (formerly known as                                                       services
  "Ananda Travel Limited")

Wing On Travel (BVI) Limited          BVI                       US$10,000        Investment holding in Hong Kong
(formerly known as "Ananda
 Wing On Travel (BVI) Limited")

World Way (Pacific) Limited           Hong Kong                      HK$2        General trading

      * 70% owned by the Company

      ** The deferred shares and "B" shares are owned by the Company, practically carry no rights to dividends or to receive notice of or to attend or vote at any general meeting of the respective companies or to participate in any distribution in winding up.

      All of the above principal subsidiaries, other than Wing On Travel (BVI) Limited, are held indirectly by the Company.

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

52. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG ("HK GAAP") AND IN THE UNITED STATES ("US GAAP")

The consolidated financial statements are prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. The cash flow statement used in the primary financial statements complies with International Accounting Standards No. 7.

The significant differences between HK GAAP and US GAAP as they relate to the Company are principally attributable to the accounting for the goodwill arising on acquisition prior to 2001, convertible notes with beneficial conversion features, hotel and investment properties, and share options.

Under HK GAAP, the acquisition of the minority interest in Trans-Island Group in July 2002 resulted in an excess of purchase consideration paid over the fair value of the net assets acquired, which was recorded as goodwill and is being amortized over a period of 20 years. Under US GAAP, intangible assets, including goodwill, with indefinite useful lives are not amortized but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets".

Under HK GAAP, the excess of the fair value of the net assets acquired over the purchase consideration paid for the acquisition is recorded as negative goodwill, which is presented as a deduction from the assets of the Company in the consolidated balance sheet. The Company releases the negative goodwill to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. Under US GAAP, the excess of assigned value of identifiable assets over the cost of an acquired company, should be allocated on a pro rata basis to the fair values of all acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other postretirement benefit plans, and any other current assets.

The Company follows the current practice in Hong Kong of not separately accounting for nondetachable conversion features embedded in convertible notes that are in-the-money on the date of issuance (a "beneficial conversion feature"). Under US GAAP, the embedded beneficial conversion feature should be valued separately upon issuance. The discount resulting from allocation of proceeds to the beneficial conversion feature should be recognized as interest expense over the maturity of the convertible notes. All of the unamortized discount remaining at the date of conversion should be immediately recognized as interest expense.

      Under HK GAAP, revaluation of hotel and investment properties annually instead of provision of depreciation on the historical cost of acquisition is generally permitted. The revalued amount becomes the deemed cost base of the assets of Company or its affiliates and no depreciation is provided on the deemed cost. Under US GAAP, financial statements are required to be prepared on a historical cost basis. Accordingly, hotel and investment properties are restated at cost and depreciation on historical costs will be recognized under US GAAP.

Under HK GAAP, hotel and investment properties are stated on the basis of appraised values and depreciation is not provided. Under US GAAP, investment properties not held for resale are stated at historical cost less accumulated depreciation. This difference in accounting under HK GAAP and US GAAP had a significant impact on the Company's equity method affiliate's results of operations or financial position.

52. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG ("HK GAAP") AND IN THE UNITED STATES ("US GAAP") - continued

The Company follows the current practice in Hong Kong that no accounting entry is made on grant of share options to its employees and directors. Under US GAAP, the Company accounts for its share option scheme under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the related options. Since no options have been granted under the Company's option plans, this difference in accounting under HK GAAP and US GAAP has had no impact on the Company's results of operations or financial position.

The adjustments necessary to present net loss and shareholders' equity in accordance with US GAAP, for the year ended 31 December 2003 and nine months ended 31 December 2002, respectively, are shown in the tables set out below.

                                                                                1.1.2003              1.4.2002
                                                                                   to                    to
                                                                               31.12.2003            31.12.2002
                                                                            ---------------       ---------------
                                                                                HK$'000               HK$'000
Net loss as reported under HK GAAP (as restated for
  the period from 1 April 2002 to 31 December 2002)                                (370,972)             (302,248)
Reversal of retroactive application of SSAP 12 (Revised)                                  -                  (610)
                                                                            ---------------       ---------------
As previously reported                                                             (370,972)             (302,858)
US GAAP adjustments:
  Reversal of amortization of goodwill                                                  496                   165
  Difference in amortization attributable to the excess of
      fair value of net assets acquired over the purchase
      consideration paid for a business acquired                                        568                    49
  Reversal of revaluation surplus of investment property                                 (7)                    -
  Additional loss on disposal of discontinued operation                                (661)                    -
  Additional loss on disposal of an associate                                          (617)                    -
  Interest expense attributable to amortization of the
    beneficial conversion feature embedded in the
    convertible notes                                                               (64,828)             (102,233)
  Net US GAAP adjustments attributable to equity
    method affiliate                                                                  7,712                     -
                                                                            ---------------       ---------------
Net loss under US GAAP                                                             (428,309)             (404,877)
                                                                            ===============       ===============

Comprising:
  Continuing operation                                                             (408,519)             (396,258)
  Discontinued operation                                                            (19,790)               (8,619)
                                                                            ---------------       ---------------
                                                                                   (428,309)             (404,877)
                                                                            ===============       ===============

Loss per share under US GAAP - basic and diluted
  Continuing operation                                                      (2.23) HK cents       (2.40) HK cents
  Discontinued operation                                                    (0.11) HK cents       (0.05) HK cents
                                                                            ---------------       ---------------
                                                                            (2.34) HK cents       (2.45) HK cents
                                                                            ===============       ===============

52. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG ("HK GAAP") AND IN THE UNITED STATES ("US GAAP") - continued

In addition, interest income for the year ended 31 December 2003 of HK$1,150,000 (1 April 2002 to 31 December 2002: HK$10,679,000) classified as a component of other operating income for HK GAAP purposes is considered to be non-operating income for US GAAP purposes.

                                                                                     2003                  2002
                                                                                    -------               -------
                                                                                    HK$'000               HK$'000
Shareholders' equity as reported under HK GAAP
  (as restated for 2002)                                                            293,321               654,576
Reversal of retroactive application of SSAP 12 (Revised)                                  -                 6,715
                                                                                    -------               -------

As previously reported                                                              293,321               661,291
US GAAP adjustments:
  Reversal of revaluation surplus of investment property                               (170)                    -
  Reversal of amortization of goodwill                                                  661                   165
  Difference in amortization attributable to negative goodwill                          617                    49
  Additional loss on disposal of discontinued operation                                (661)                    -
  Additional loss on disposal of an associate                                          (617)                    -
   Accounting for beneficial conversion feature present in
    the convertible notes                                                            17,939                82,767
  Net US GAAP adjustments attributable to equity method
    affiliate                                                                         7,712                     -
                                                                                    -------               -------
Shareholders' equity under US GAAP                                                  318,802               744,272
                                                                                    =======               =======

Other comprehensive loss

                                                                                  1.1.2003              1.4.2002
                                                                                     to                    to
                                                                                 31.12.2003            31.12.2002
                                                                                 ----------            ----------
                                                                                  HK$'000               HK$'000
US GAAP net loss                                                                   (428,309)             (404,877)
Foreign currency translation adjustment                                                (213)                 (387)
                                                                                   --------              --------
Comprehensive loss                                                                 (428,522)             (405,264)
                                                                                   ========              ========

Total assets

                                                                                    2003                  2002
                                                                                  ---------             ---------
                                                                                   HK$'000               HK$'000
Total assets under US GAAP                                                        1,114,893             1,438,243
                                                                                  =========             =========

Total liabilities

                                                                                      2003                  2002
                                                                                    -------               -------
                                                                                    HK$'000               HK$'000
Total liabilities under US GAAP                                                     766,313               693,971
                                                                                    =======               =======

The unamortized balance of the beneficial conversion feature present in the convertible notes has been included in the carrying value of the convertible notes.

52. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG ("HK GAAP") AND IN THE UNITED STATES ("US GAAP") - continued

Valuation allowances
--------------------

Roll forward schedule of allowances for doubtful assets (all related to continuing operations)

For the year ended 31 December 2003
-----------------------------------

                                                               Charged to
                                                               costs and
                                            1.1.2003            expenses            Write-off          31.12.2003
                                            --------            --------            ---------          ----------
                                             HK$'000             HK$'000             HK$'000             HK$'000
Allowance for doubtful debts                  32,690                   -                   -              32,690
Allowance for advances to
  service suppliers                          209,385                   -                   -             209,385
Allowance for short term
  investment deposit                          23,000                   -                   -              23,000
                                             =======             =======             =======             =======

For the period from 1 April 2002 to 31 December 2002
----------------------------------------------------

                                                               Charged to
                                                               costs and
                                            1.4.2002            expenses            Write-off         31.12.2002
                                            --------           ----------           ---------         ----------
                                             HK$'000             HK$'000             HK$'000            HK$'000
Allowance for doubtful debts                   9,877              22,813                   -             32,690
Allowance for advances to
  service suppliers                           47,263             162,122                   -            209,385
Allowance for short term
  investment deposit                               -              23,000                   -             23,000
                                             =======             =======             =======            =======

Recent Accounting Pronouncements Not Yet Adopted
------------------------------------------------

      In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ended 15 December 2003. In December 2003 the FASB issued FIN 46R, which defers the implementation due to the end of the first reporting period after 15 March 2004 unless the Company has a special purpose entity in which case the provisions must be applied for fiscal year ended 31 December 2003. The Company does not have any special purpose entities therefore they will adopt the provision in December 2004.

52. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG ("HK GAAP") AND IN THE UNITED STATES ("US GAAP") - continued

Recent Accounting Pronouncements Not Yet Adopted - continued
------------------------------------------------

      In November 2002, the Emerging Issue Task Force ("EITF") reached a consensus on Issue No. 00-21 ("EITF No. 00-21"), "Revenue Arrangements with Multiple Deliverables". EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 is effective for fiscal periods beginning after 15 June 2003. The Company's adoption of EITF No. 00-21 did not have a significant impact on the Company's financial position, cash flows or results of operations.

      In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after 30 June 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to 15 June 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The Company's adoption of SFAS No. 149 did not have a significant impact on its results of operations or financial position.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". It establishes standards for how an issuer classifies and measures certain financial instruments. SFAS No. 150 is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. It requires that certain financial instruments that, under previous guidance, could be accounted for as equity be classified as liabilities, or assets in some circumstances. It does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The Company's adoption of SFAS No. 150 did not have a significant impact on its cash flows, results of operations or financial position.

 Pursuant to Article 3-09 of Regulation S-X, Hangzhou Zhongce Statements for the years ended December 31, 2001, 2002 and 2003 in accordance with U.S. GAAP, are set out as follows.

                          HANGZHOU ZHONGCE RUBBER CO., LTD.
                          ---------------------------------

                          Report of Independent Registered Public
                          Accounting Firm and Consolidated Financial Statements For the years ended December 31, 2001, 2002 and 2003

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HANGZHOU ZHONGCE RUBBER CO., LTD.

Report of Independent Registered Public Accounting Firm.................       119

Consolidated Financial Statements:

Consolidated Statements of Operations and Comprehensive Income
  for the years ended December 31, 2001, 2002 and 2003..................       120

Consolidated Balance Sheets as of December 31, 2002 and 2003............       121

Consolidated Statements of Shareholders' Equity for the years
  ended December 31, 2001, 2002 and 2003................................       123

Consolidated Statements of Cash Flows for the years ended
  December 31, 2001, 2002 and 2003......................................       124

Notes to Consolidated Financial Statements..............................       127

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hangzhou Zhongce Rubber Co., Ltd.

We have audited the accompanying consolidated balance sheets of Hangzhou Zhongce Rubber Co., Ltd. and its subsidiary as of December 31, 2002 and 2003 and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hangzhou Zhongce Rubber Co., Ltd. and its subsidiary as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company and its subsidiary will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the negative working capital of the Company and its subsidiary of Rmb287,993,000 as of December 31, 2003 raises substantial doubt about their ability to continue as a going concern. Management's plans concerning these matters are also described in
Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte Touche Tohmatsu
Hong Kong
April 23, 2004

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                             (AMOUNTS IN THOUSANDS)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                   ---------------------------------------------------------
                                                                      2001            2002           2003            2003
                                                                   -----------     -----------    -----------      ---------
                                                                      RMB             RMB            RMB              US$
REVENUES (NOTE 16):

  - third parties...........................................        1,903,683       2,400,964      3,545,366        428,184
  - related parties.........................................          184,202         209,112        250,842         30,295
                                                                   ----------      ----------     ----------       --------

Total.......................................................        2,087,885       2,610,076      3,796,208        458,479
COST OF REVENUES............................................       (1,837,000)     (2,250,785)    (3,416,622)      (412,635)
                                                                   ----------      ----------     ----------       --------

Gross profit................................................          250,885         359,291        379,586         45,844
Selling, general and administrative expenses................         (121,452)       (176,772)      (236,158)       (28,521)
(Provision for) recovery on amounts due from
  related companies (note 13)...............................          (27,000)          5,016         (5,942)          (718)
                                                                   ----------      ----------     ----------       --------

OPERATING INCOME............................................          102,433         187,535        137,486         16,605
NON-OPERATING INCOME (EXPENSES):
Interest income.............................................            1,654           1,491          1,071            129
Interest expenses...........................................          (40,779)        (40,789)       (44,582)        (5,384)
Other (expense) income......................................             (517)          2,938          4,333            523
Equity in (losses) earnings of affiliate....................           (2,486)          3,592         23,302          2,814
                                                                   ----------      ----------     ----------       --------

INCOME FROM OPERATIONS BEFORE INCOME TAXES
  AND MINORITY INTERESTS....................................           60,305         154,767        121,610         14,687
Provision for income taxes (note 9).........................           (2,454)        (17,697)       (12,764)        (1,541)
Minority interests..........................................           (2,120)         (3,795)        (2,509)          (303)
                                                                   ----------      ----------     ----------       --------
NET INCOME AND COMPREHENSIVE INCOME.........................           55,731         133,275        106,337         12,843
                                                                   ==========      ==========     ==========       ========

          See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                                                                          AS OF DECEMBER 31,
                                                                         --------------------------------------------------
                                                                           2002                  2003                2003
                                                                         ---------             ---------            -------
                                                                           RMB                    RMB                 US$
ASSETS

Current assets:
  Cash and cash equivalents.................................               133,736                98,900             11,944
  Restricted cash...........................................                26,183                44,684              5,397
  Accounts receivable, net of allowance for
    doubtful receivables of Rmb36,102 in 2002
    and Rmb34,160 in 2003...................................               314,184               379,000             45,773
  Other receivables.........................................                12,593                 4,505                544
  Inventories (note 4)......................................               597,325               738,369             89,175
  Marketable securities (note 5)............................                    50                     -                  -
  Prepaid expenses and other current assets.................                50,143                39,600              4,782
  Due from related companies, net of allowance
    for doubtful receivables of Rmb21,984 in 2002
    and Rmb25,942 in 2003 (note 13).........................               112,943               107,895             13,031
  Other tax recoverable.....................................                     -                 2,625                317
                                                                         ---------             ---------            -------
  Total current assets......................................             1,247,157             1,415,578            170,963

Investments in and advances to affiliate (note 6)...........               151,917               190,109             22,960
Due from Chinese joint venture partners.....................                 1,150                 1,200                145
Prepayments for equipment...................................                78,106                68,273              8,246
Property, plant and equipment, net (note 7).................               469,694               769,773             92,968
Deferred income taxes (note 9)..............................                14,277                20,325              2,454
Other assets................................................                 1,324                 1,085                131
                                                                         ---------             ---------            -------
  Total assets..............................................             1,963,625             2,466,343            297,867
                                                                         =========             =========            =======

                             (AMOUNTS IN THOUSANDS)

                                                                                          AS OF DECEMBER 31,
                                                                         --------------------------------------------------
                                                                           2002                  2003                2003
                                                                         ---------             ---------            -------
                                                                            RMB                   RMB                 US$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Short-term bank loans (note 8)............................               659,388               917,046            110,754
  Long-term bank loans - current portion (note 8)...........                41,600               135,000             16,304
  Accounts payable..........................................               401,175               471,967             57,001
  Other payables............................................                41,883                46,708              5,641
  Dividend payable..........................................                21,953                20,116              2,430
  Accrued liabilities.......................................                61,780               106,727             12,890
  Income taxes payable (note 9).............................                13,828                 6,007                725
  Other tax payable.........................................                13,187                     -                  -
                                                                         ---------             ---------            -------

  Total current liabilities.................................             1,254,794             1,703,571            205,745
Long-term bank loans, net of current portion
  (note 8)..................................................                75,000                60,000              7,246
Due to Chinese joint venture partners (note 14).............                   150                     -                  -
Due to a shareholder........................................                    67                    67                  8
Loans from related companies (note 13)......................                 1,058                   523                 63
                                                                         ---------             ---------            -------
  Total liabilities.........................................             1,331,069             1,764,161            213,062
                                                                         ---------             ---------            -------
Minority interests..........................................                15,972                18,481              2,232
                                                                         ---------             ---------            -------

Obligations and commitments (note 11)

Shareholders' equity:
  Registered capital........................................               469,749               613,603             74,107
  Additional paid-in capital................................                20,266                20,266              2,448
  Retained earnings.........................................               126,569                49,832              6,018
                                                                         ---------             ---------            -------
  Total shareholders' equity................................               616,584               683,701             82,573
                                                                         ---------             ---------            -------
  Total liabilities and shareholders' equity................             1,963,625             2,466,343            297,867
                                                                         =========             =========            =======

          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             (AMOUNTS IN THOUSANDS)

                                                                               ADDITIONAL         (DEFICIT)
                                                               REGISTERED        PAID-IN          RETAINED
                                                                CAPITAL          CAPITAL          EARNINGS           TOTAL
                                                               ----------      ----------         ---------         -------
                                                                  RMB              RMB              RMB               RMB
Balance at January 1, 2001...........................           469,749                -           (78,977)         390,772
Net income...........................................                 -                -            55,731           55,731
Reinvestment of prior year dividends in
  dedicated capital..................................                 -                -            56,540           56,540
                                                                -------          -------          --------          -------

Balance at December 31, 2001.........................           469,749                -            33,294          503,043
Increase of capital..................................                 -           20,266                 -           20,266
Net income...........................................                 -                -           133,275          133,275
Dividends declared...................................                 -                -           (40,000)         (40,000)
                                                                -------          -------          --------          -------

Balance at December 31, 2002.........................           469,749           20,266           126,569          616,584
Increase of registered capital.......................           143,854                -          (143,854)               -
Net income...........................................                 -                -           106,337          106,337
Dividends declared...................................                 -                -           (39,220)         (39,220)
                                                                -------          -------          --------          -------
Balance at December 31, 2003.........................           613,603           20,266            49,832          683,701
                                                                =======          =======          ========          =======

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                      -----------------------------------------------------
                                                                       2001            2002           2003            2003
                                                                      -------        --------       --------        -------
                                                                        RMB            RMB            RMB             US$
Cash flows from operating activities:
  Net income..................................................         55,731         133,275        106,337         12,843
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Minority interests........................................          2,120           3,795          2,509            303
    Equity in losses (earnings) of affiliates.................          2,486          (3,592)       (23,302)        (2,814)
    Deferred income taxes.....................................         (8,127)         (6,150)        (6,048)          (730)
    (Gain) loss on disposal of property, plant and
      equipment...............................................           (287)            955           (945)          (114)
    Provision for (recovery on) amounts due from
      related companies.......................................         27,000          (5,016)         5,942            718
    Depreciation and amortization.............................         54,649          61,024         71,748          8,665
Changes in operating assets and liabilities
  (net of effects of acquisition):
    Accounts and other receivables, net.......................         (2,695)        (61,612)       (56,728)        (6,851)
    Inventories...............................................        (71,506)       (124,530)      (141,044)       (17,034)
    Prepaid expenses and other current assets.................         (9,077)        (20,483)        10,543          1,273
    Due from related companies................................         34,024          (7,628)          (894)          (108)
    Other tax recoverable.....................................              -               -         (2,625)          (317)
    Other assets..............................................         (3,129)           (283)           239             29
    Accounts payable and other payables.......................         30,106         118,776         75,617          9,132
    Accrued liabilities.......................................          9,655          38,887         44,947          5,428
    Income taxes payable......................................            182          12,437         (7,821)          (945)
    Other taxes payable.......................................         (6,366)          7,140        (13,187)        (1,593)
                                                                      -------         -------        -------         ------
  Net cash provided by operating activities...................        114,766         146,995         65,288          7,885
                                                                      -------         -------        -------         ------

                             (AMOUNTS IN THOUSANDS)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                     -------------------------------------------------------
                                                                       2001            2002           2003            2003
                                                                     --------        --------       --------        --------
                                                                        RMB             RMB            RMB             US$
Cash flows from investing activities:
  Purchase of property, plant and equipment...................       (103,876)       (207,603)      (368,775)       (44,539)
  (Increase) decrease in restricted bank deposits.............        (48,301)         22,118        (18,501)        (2,234)
  Investments in and advances to affiliates, net..............          2,698         (48,071)       (14,890)        (1,798)
  (Decrease) increase in amount due to Chinese
    joint venture partners....................................         (5,413)          4,263            (50)            (6)
  Proceeds from disposal of property, plant and
    equipment.................................................          2,192          42,053          7,726            933
  Proceeds from disposal of trading securities................            170             170             50              6
  Acquisition of a subsidiary, net of cash acquired...........          4,120               -              -              -
  Decrease in due from a shareholder..........................              -              67              -              -
                                                                     --------        --------       --------        -------
Net cash used in investing activities.........................       (148,410)       (187,003)      (394,440)       (47,638)
                                                                     --------        --------       --------        -------

Cash flows from financing activities:
  Net increase in short-term bank loans.......................        127,239          75,158        247,658         29,910
  Proceeds of long-term bank loans............................         51,000          60,000        120,000         14,493
  Payment of dividends to shareholders........................         (5,257)              -        (41,057)        (4,959)
  Repayment of long-term bank loans...........................        (80,000)        (36,000)       (31,600)        (3,816)
  Advance (repayment) of loans from a
    related company...........................................         12,864         (11,806)          (535)           (65)
  Decrease in amount due to Chinese joint
    venture partners..........................................        (35,837)         (5,281)          (150)           (18)
  Decrease (increase) in amount due to
      a shareholder...........................................        (20,594)             67              -              -
  Payment of capital lease obligations........................        (18,973)              -              -              -
                                                                     --------        --------       --------        -------
Net cash provided by financing activities.....................         30,442          82,138        294,316         35,545
                                                                     --------        --------       --------        -------

Net (decrease) increase in cash and cash
  equivalents.................................................         (3,202)         42,130        (34,836)        (4,208)
Cash and cash equivalents, beginning of year..................         94,808          91,606        133,736         16,152
                                                                     --------        --------       --------        -------
Cash and cash equivalents, end of year........................         91,606         133,736         98,900         11,944
                                                                     ========        ========       ========        =======

                             (AMOUNTS IN THOUSANDS)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                      -----------------------------------------------------
                                                                        2001            2002           2003            2003
                                                                      -------          ------         ------          -----
                                                                        RMB             RMB             RMB            US$
Supplemental disclosures of cash flow information:
    Cash paid during the year for:
      Interest paid - net of amounts capitalized............           40,280          37,488         47,138          5,693
      Net income tax paid...................................            9,502          10,649         26,634          3,217
                                                                       ======          ======         ======          =====

Supplemental schedule of non-cash investing
   and financing activities:
    Capital lease obligations incurred .....................           18,973               -              -              -
                                                                       ======          ======         ======          =====

    Details of acquisition:
      Fair value of assets acquired (including cash
        acquired of Rmb4,120)...............................           50,644               -              -              -
      Minority interest acquired............................          (10,058)              -              -              -
      Loan advance capitalized in connection with
        the acquisition.....................................          (10,569)              -              -              -
                                                                       ------          ------         ------          -----
      Liabilities assumed...................................           30,017               -              -              -
                                                                       ======          ======         ======          =====

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

1.    ORGANIZATION AND BASIS OF PREPARATION

      Hangzhou Zhongce Rubber Company Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on June 12, 1992. The Company has a 51.24% equity interest in Hangzhou Fu Chun Jiang Chemical Industrial Co., Ltd. ("FCJ"), a company also incorporated in the PRC for a term of 20 years commencing from September 28, 2001. The Company is engaged in the manufacture and sale of rubber tires in the PRC. FCJ is engaged in the manufacture and trade of tire rubber and carbon powder.

      Since the Company and FCJ (the "Group") conducts all of its operations in the PRC, it is subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America (the "US") and western European companies. These include, among others, risks associated with the political and economic environment, foreign currency exchange, import restrictions and legal system of the PRC.

      The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the US ("US GAAP").

These consolidated financial statements are prepared assuming that the Group will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. The Group has net current liabilities of Rmb287,993 as of December 31, 2003. The Group's negative working capital may not allow it to meet its financial commitments as presently structured.

The consolidated financial statements do not include any adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classification thereof that might be necessary should the Group be unable to continue as a going concern.

The Group's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis and to obtain additional financing as may be required.

The Group has historically met cash needs from the proceeds of debt and operating cash flows. Subsequent to the balance sheet date, certain banks have extended or provided additional funding to the Group. However, there can be no assurances that continuous extension of facilities or additional funding will be made available to the Group. These factors raise substantial doubt about the ability of the Group to continue as a going concern.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   BASIS OF CONSOLIDATION

      The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its majority owned and controlled subsidiary. All significant intercompany balances and transactions have been eliminated on consolidation. Investments in 50% or less owned companies over which the Company exercises significant influence but not control, are accounted for using the equity method. Under the equity method, the Company's proportionate share of the affiliate's net income or loss is included in the consolidated statement of operations.

(b)   REVENUES

      Revenues represent the invoiced value of goods, net of value-added tax ("VAT") and other sales taxes, supplied to customers. Revenues are recognized upon delivery and acceptance of goods by the customers. The Group permits the return of damaged or defective products and accounts for these returns as deduction from sales. The Group incurred sales taxes of Rmb46,583, Rmb40,639 and Rmb64,108 for the year ended December 31, 2001, 2002 and 2003, respectively.

(c)   SHIPPING AND HANDLING FEES AND COSTS

      Costs for transportation of products to customers is recorded as a component of selling, general and administrative expense, and amounted to Rmb67,420, Rmb62,707 and Rmb91,563 for the years ended December 31, 2001, 2002 and 2003, respectively.

(d)   CASH AND CASH EQUIVALENTS

      The Group considers cash on hand, demand deposits with banks and liquid investments which are unrestricted as to withdrawal or use and with an original maturity of three months or less when purchased to be cash and cash equivalents. Included in cash and cash equivalents as of December 31, 2002 and 2003 were United States dollar deposits of US$3,364 (Rmb27,854) and US$2,916 (Rmb24,144), respectively.

(e)   MARKETABLE SECURITIES

      The Group determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. Marketable securities are classified as either trading or available-for-sale. Trading securities are carried at fair value, based on quoted market prices, with unrealized gains and losses included in the consolidated statement of operations for the year. Investments in marketable securities classified as available-for-sale are also carried at fair value, with unrealized gains or losses excluded from the consolidated statement of operations and reported as other comprehensive income. If the decline in fair value is determined to be other than temporary, the amount of write-down to fair value is included in the determination of operating results for the year as a realized loss. The cost of securities sold is based on the average cost method and income earned is included in other income.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

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

Land use rights                                               50 years
Buildings                                                     20 years
Machinery and equipment                                       10 years
Motor vehicles                                                5 years
Furniture, fixtures and office equipment                      5 years

      Construction-in-progress represents factory and office buildings under construction and plant and machinery pending installation. This includes the costs of construction, the costs of plant and machinery and interest capitalized on borrowings during the period of construction or installation. Assets under construction are not depreciated until construction completed and the assets are ready for their intended use. Interest capitalized was RmbNil, Rmb3,954 and Rmb4,000 for the year ended December 31, 2001, 2002 and 2003, respectively.

(h)   IMPAIRMENT

      In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Group evaluates the impairment of long-lived assets based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

(i)   INCOME TAXES

      The Group accounts for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply when those temporary differences are expected to reverse. Valuation allowances are established to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

(j)   VAT AND CONSUMPTION TAX ("CT")

      The Group is subject to VAT and CT. They are recognized on an accrual basis and revenues are recorded net of these taxes.

(k)   FOREIGN CURRENCIES

      The Group maintains its books and records in Renminbi, its functional currency. Foreign currency transactions are translated into Renminbi at the applicable exchange rates quoted by the People's Bank of China (the "unified exchange rates") prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable unified exchange rates prevailing at the balance sheet dates. Non-monetary assets and liabilities are translated at the unified exchange rates prevailing at the time the assets or liabilities were acquired. The resulting exchange differences are included in the consolidated statement of operations. The Group incurred foreign exchange losses of Rmb192 in 2001, and had foreign exchange gains of Rmb2,006 and Rmb4,333 in 2002 and 2003, respectively.

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

      The Group conducts business in the PRC and its financial performance and position is measured in terms of Renminbi. Any devaluation of the Renminbi against the United States dollar would consequently have an adverse effect on the financial performance and asset values of the Group when measured in terms of United States dollars.

      The translation of Renminbi (Rmb) amounts into United States dollar (US$) amounts are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb8.28, the unified exchange rate on December 31, 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that or at any other rate.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

(l)   DEDICATED CAPITAL

      In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the Group maintains discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The respective boards of directors of the Company and its subsidiary will determine on an annual basis the amount of the annual appropriations to dedicated capital. The Company and FCJ have to set aside 5% of its net income after tax as reflected in their statutory financial statements for each of general reserve fund and enterprise expansion fund (except where the fund has reached 50% of the registered capital of the Company and FCJ, respectively). The Group's appropriations to the general reserve fund and the enterprise expansion fund are included in retained earnings and are non-distributable; however, the appropriation for the staff welfare and incentive bonus fund is charged to consolidated statements of operations and the unused portion is recorded as a current liability.

Included in the retained earnings of the Group as of December 31, 2001, 2002 and 2003 were non-distributable dedicated capital of Rmb99,389, Rmb61,548 and Rmb2,015, respectively.

(m)   USE OF ESTIMATES

      The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant items subject to such estimates and assumptions include the carrying value and estimated useful lives of long-lived assets; valuation allowances for receivables, inventories and deferred tax assets; liability for product warranty; and the valuation of certain financial instruments.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

(n)   CONCENTRATION OF CREDIT RISK

      The Group's financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, restricted cash, accounts and other receivables and advances to affiliate and Chinese joint venture partners. The Group's cash and cash equivalents and restricted cash are high-quality deposits placed with banking institutions with high credit ratings; therefore, the credit risk is limited. The accounts receivable largely represent amounts due from the Group's customers and are typically on an open account basis. Concentrations of credit risk associated with the accounts receivable are considered minimal due to the Group's diverse customer base. In no period did sales to any one customer accounts for 10% or more of the Group's sales. The Group maintains allowances to cover potential bad debts and believes that no significant credit risk exists as a result of its diverse group of customers. Credit losses, when realized, have historically been within the range of management's expectations. The other receivables comprise principally deposits to suppliers and receivable from local government. The Company does not believe there is a significant credit risk from any of these counterparties as they are either major suppliers of the Group or local government authorities. The Group has reviewed the credit worthiness and financial position of its affiliate and Chinese joint venture partners for credit risks associated with advances to these entities. This affiliate and Chinese joint venture partners have good credit standing and the Group does not expect to incur significant loss for uncollected advances from these entities.

      The Group does not purchase derivative instruments to manage risks.

(o)   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying value of current financial assets and current financial liabilities approximates fair value due to the short-term nature of these instruments. Bank loans approximate their carrying value as the interest rates approximate those which would have been available for loans of similar remaining maturity at the respective year ends. The fair value of the financial guarantees issued by the Group is determined based on the sum of probability-weighted present values in a range of estimated cash flows, all discounted using the same interest rate convention.

(p)   COMPREHENSIVE INCOME

      The Group reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". Comprehensive income consists of net income
(loss) and other gains and losses affecting shareholders' equity that, under US GAAP, are excluded from net income (loss). Comprehensive income only represents the Group's net income and has been disclosed within the consolidated statements of operations and comprehensive income.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

(q)   SEGMENT INFORMATION

SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. The Group is organized and operates in one reportable segment which comprises the manufacture and sale of tires.

(r)   RELATED PARTIES

      Parties are considered to be related to the Group if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company and/or its subsidiary. Related parties also include principal owners of the Company or its subsidiary, their management, members of the immediate families of principal owners of the Company or its subsidiary and their management and other parties with which the Group may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

(s)   ADVERTISING EXPENSES

      The Group expenses advertising costs as incurred. Advertising expenses were Rmb4,618, Rmb6,580 and Rmb5,808 for the years ended December 31, 2001, 2002 and 2003, respectively.

(t)   GUARANTEES

      The Group has applied the measurement and disclosure provisions of FASB Interpretation No. 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others" to agreements that contain guarantee and certain indemnification clauses. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. As of December 31, 2003, the current carrying amount of the liability for the Group's obligations under the guarantees is Rmb2,000.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

(u)   RESTRICTED CASH

Bank deposits are classified as restricted cash when they are restricted as to withdrawal or use. Bank deposits pledged as security for bank guarantees and bank drafts amounted to Rmb26,183 and Rmb44,684 as of December 31, 2002 and 2003, respectively, and are presented as restricted cash in the consolidated balance sheets.

(v)   RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred. Research and development expenses were Rmb995, Rmb1,301 and Rmb6,248 for the years ended December 31, 2001, 2002 and 2003, respectively.

(w)   RECENT ACCOUNTING PRONOUNCEMENTS

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". It establishes standards for how an issuer classifies and measures certain financial instruments. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It requires that certain financial instruments that, under previous guidance, could be accounted for as equity be classified as liabilities, or assets in some circumstances. It does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Group's financial position, cash flows or results of operations.

      In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ended December 15, 2003. In December 2003 the FASB issued FIN 46R, which defers the implementation due to the end of the first reporting period after March 15, 2004 unless the Company or its subsidiary has a special purpose entity in which case the provisions must be applied for fiscal years ended December 31, 2003. The Group does not have a special purpose entity therefore they will adopt the provision in December 2004.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

(w)   RECENT ACCOUNTING PRONOUNCEMENTS - CONTINUED

      In November 2002, the Emerging Issue Task Force ("EITF") reached a consensus on Issue No. 00-21 ("EITF No. 00-21"), "Revenue Arrangements with Multiple Deliverables". EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 did not have a material impact on the Group's financial position, cash flows or results of operations.

3.    ACQUISITION

      In September 2001, the Company capitalized an amount of Rmb10,569 ("Purchase Price") previously advanced to the Chinese joint venture partner of FCJ for a 51.24% interest in that company. There were no differences between the Purchase Price and the estimated fair values of the net assets acquired. Cash acquired through the acquisition was Rmb4,120. This acquisition was immaterial to the Group's results from operations and financial position.

4.    INVENTORIES

      Inventories by major categories are summarized as follows:

                                           2002                  2003
                                         -------               -------
                                           Rmb                   Rmb
Raw materials...................         246,038               279,238
Work-in-progress................          18,751                25,570
Finished goods..................         332,536               433,561
                                         -------               -------
                                         597,325               738,369
                                         =======               =======

5.    MARKETABLE SECURITIES

      As of December 31, 2002, trading securities comprised municipal bonds in the PRC, which was redeemed at its par value in fiscal 2003 resulting in no gain or loss on redemption.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

6.    INVESTMENTS IN AND ADVANCES TO AFFILIATE

      In 1998, an agreement was entered into by the Company with three other PRC enterprises in Hangzhou to establish a Sino-foreign equity joint venture, Hangzhou Sunrise Rubber Co., Ltd. ("Hangzhou Sunrise") in the PRC, to construct and operate a radial tire factory. The total investment and registered capital of this new joint venture is US$29,980 (Rmb248,000). The equity interest owned by the Company was 49.2% and its investment commitment was satisfied by the contribution of its existing radial tire project under construction into Hangzhou Sunrise. The radial tire factory of Hangzhou Sunrise commenced operations in 2000.

      The following table presents summarized comparative financial information for Hangzhou Sunrise, of which the Company has the ability to exercise significant influence but does not control and are accounted for using the equity method:

                                                                 2001                  2002                 2003
                                                                -------              -------               -------
                                                                 Rmb                   Rmb                  Rmb
Revenues.............................................           127,989              197,544               341,538
Operating gain.......................................             4,921               23,759                64,721
Net (loss) profit....................................            (5,047)               8,958                45,704
Current assets.......................................            59,857               84,319                71,842
Non-current assets...................................           478,870              580,367               725,032
Current liabilities..................................           183,066              214,382               271,852
Non-current liabilities..............................            90,850              176,535               205,549
Shareholders' equity.................................           264,811              273,769               319,473

      Advances to Hangzhou Sunrise are Rmb45,534 and Rmb60,424 as of December 31, 2002 and 2003, respectively. The amounts are interest free and are repayable upon demand; however, the Company will not require repayment prior to January 2005.

      As of December 31, 2002 and 2003, the Company had a 49.2% equity ownership in Hangzhou Sunrise.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

7.    PROPERTY, PLANT AND EQUIPMENT

                                                                                      2002                   2003
                                                                                    ---------            ----------
                                                                                      Rmb                    Rmb
Property, plant and equipment consists of the following:

At cost:

Buildings and land use rights..............................................          175,823               189,460
Machinery and equipment....................................................          541,403               827,663
Motor vehicles.............................................................           15,095                18,291
Furniture, fixtures and office equipment...................................           23,761                23,296
Construction-in-progress...................................................           41,479                83,498
                                                                                    --------             ---------
Total......................................................................          797,561             1,142,208
Less: Accumulated depreciation and amortization............................         (327,867)             (372,435)
                                                                                    --------             ---------
Total net book value.......................................................          469,694               769,773
                                                                                    ========             =========

8.    BANK LOANS

      As of December 31, 2002 and 2003, Rmb20,000 and Rmb40,000 of the long-term bank loans were guaranteed by an affiliate, respectively. Also, as of December 31, 2002 and 2003, RmbNil and Rmb100,000 of the long-term bank loans were guaranteed by a related party. Long-term bank loans bear fixed interest rates and had average annual interest rates of approximately 7.46% in 2001, 7.86% in 2002 and 5.63% in 2003.

      The outstanding balances of long-term bank loans as of December 31, 2003 were repayable as follows:

                               Rmb
2004................         135,000
2005................          20,000
2006................          40,000
                             -------
                             195,000
                             =======

As of December 31, 2002 and 2003, short-term bank loans are repayable on demand or within twelve months from the balance sheet dates.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

      As of December 31, 2002 and 2003, Rmb590,106 and Rmb475,646 of the short-term bank loans were guaranteed by an affiliate, respectively. As of December 31, 2002 and 2003, RmbNil and Rmb100,000 of the short-term bank loans were guaranteed by a related company, respectively, and Rmb7,500 and Rmb40,000 of the short-term bank loans were also guaranteed by third parties. Also, short-term bank loans of Rmb57,000 and RmbNil were secured by buildings and equipment of the Company as of December 31, 2002 and 2003, respectively. The short-term bank loans carried fixed interest rates and the average annual interest rates were approximately 6.95% in 2001, 5.11% in 2002 and 4.20% in 2003.

      In addition to the above loan facilities provided by banks, the Group had available import credit facilities amounting to Rmb124,200 in 2002 and Rmb355,340 in 2003, of which Rmb70,794 in 2002 and Rmb155,830 in 2003 had been utilized. The Group also had available letters of credit facilities which were secured by bank deposits of the Group of Rmb16,178 in 2002 and RmbNil in 2003; no facilities were utilized as of December 31, 2002 and 2003. Interest rates are generally based on the banks' best lending rates plus 1% to 2% per annum, subject to fluctuations at the banks' discretion. The banking facilities are subject to annual review by the banks.

9.    PROVISION FOR INCOME TAXES

      The Group's profit before income taxes and minority interests for fiscal 2001, 2002 and 2003 is all derived in the PRC.

      The Group is subject to income taxes calculated at a tax rate ranging from 15% to 33% on the taxable income as reported in the statutory financial statements adjusted for taxation based on tax laws prevailing in the PRC.

      In accordance with the relevant income tax laws applicable to Sino-foreign joint ventures in the PRC, the Company, having a joint venture term of not less than 10 years and engaging in production industries, is exempt from the PRC local income tax during fiscal 2001 and 2002. A summary of the tax concessions available to Company for fiscal 2001 and 2002 is as follows:

CHINESE STATE
  UNIFIED                CHINESE LOCAL                        CONCESSION                   YEAR OF
INCOME TAX                INCOME TAX                         FROM CHINESE               COMMENCEMENT
 RATE (%)                  RATE (%)                        LOCAL INCOME TAX            OF TAX HOLIDAY
-------------            -------------                 -------------------------       --------------
15.0                         1.5                       Full exemption for                   1993
                                                         10 years starting from
                                                         the commencement
                                                         of tax holiday

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

      During fiscal 2003, the Company was not entitled to any tax concessions as all tax concession periods expired, and therefore the Company was subject to a State united income tax rate of 15% and a local income tax rate of 1.5%. FCJ was not entitled to any tax concession during fiscal 2001, 2002 and 2003 and was subject to the State united income tax rate of 30% and the local income tax rate of 3%. During fiscal 2001 and 2002, if the Company were neither in the tax holiday period nor had been specifically allowed special tax concessions, it would have recorded additional income tax expenses of Rmb1,174 and Rmb1,960, the consolidated net income would have been decreased by Rmb1,174 and Rmb1,960 for the years ended December 31, 2001 and 2002, respectively.

      The Group is required to provide for VAT and CT which are the principal taxes on the sales of tangible goods and the provision of certain specified services. The general VAT rate applicable to the Company and FCJ is 17% while CT is calculated at 10% on the domestic sales amount, except that the 10% CT on radial tire products was abolished since January 1, 2001. VAT and CT are recognized on an accrual basis and sales are recorded net of these taxes.

      The reconciliation of the effective income tax rate based on profit before income taxes and minority interests stated in the consolidated statements of operations to the statutory income tax rates in the PRC is as follows:

                                                                  2001                  2002                  2003
                                                                  ----                  ----                  ----
                                                                  Rmb                   Rmb                   Rmb
Weighted average statutory tax rates.................             16%                   18%                   18%
Effect of tax holiday................................             (2%)                  (1%)                   -
Permanent differences relating to
  non-taxable income and non-deductible
  expenses...........................................              2%                   (3%)                  (5%)
Valuation allowance..................................            (12%)                  (1%)                   -
Others...............................................              -                    (2%)                  (3%)
                                                                 ---                    --                    --
Effective tax rate...................................              4%                   11%                   10%
                                                                 ===                    ==                    ==

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

Provision for income taxes consists of:

                                                                  2001                 2002                  2003
                                                                 ------               ------                ------
                                                                  Rmb                  Rmb                   Rmb
Current..............................................            10,581               23,847                18,812
Deferred.............................................              (889)              (5,071)               (6,000)
Adjustment of valuation allowance....................            (7,238)              (1,079)                  (48)
                                                                 ------               ------                ------
                                                                  2,454               17,697                12,764
                                                                 ======               ======                ======

      The tax impact of temporary differences give rise to the following deferred tax assets:

                                                                                       2002                  2003
                                                                                      ------                ------
                                                                                       Rmb                   Rmb
Allowance for doubtful receivables.........................................            9,931                 9,917
Allowance for inventory obsolescence.......................................              508                 1,102
Provision for warranty expenses............................................            3,911                 9,851
Impairment loss provision for long-lived assets............................              297                   297
Depreciation...............................................................            3,586                 3,227
Others.....................................................................              519                   358
                                                                                      ------                ------

Total deferred tax assets..................................................           18,752                24,752
Valuation allowance for deferred tax assets................................           (4,475)               (4,427)
                                                                                      ------                ------

                                                                                      14,277                20,325
                                                                                      ======                ======

      The valuation allowance refers to the portion of the deferred tax assets that are not "more likely than not" going to be realized.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

10.   REGISTERED CAPITAL

      The Company was incorporated with an initial registered capital of Rmb469,749. On August 18, 2003, the registered capital of the Company was further increased from RMB469,749 to RMB613,603 by the capitalization of dedicated capital and retained earnings amounting to RMB83,841 and RMB60,013, respectively, as allowed under the laws and regulations in the PRC.

11.   OBLIGATIONS AND COMMITMENTS

      As of December 31, 2002 and 2003, the Group had outstanding capital commitments for construction of factory premises and purchase of equipment amounting to approximately Rmb158,032 and Rmb225,198, respectively.

      The Group leases certain of its warehouses under non-cancelable operating leases expiring at various dates through 2008. Rental expense under operating leases was Rmb3,255, Rmb4,397 and Rmb3,141 for the years ended December 31, 2001, 2002 and 2003, respectively.

      The following is a schedule of future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2003:

                                                       Rmb
2004.....................................             3,558
2005.....................................               167
2006.....................................               167
2007.....................................               167
2008.....................................               164
                                                      -----
Total minimum lease payments.............             4,223
                                                      =====

      The Group also records an estimate of the product warranty obligation at the time of sale based on the Group's historical experience. Changes in product warranty provision are as follows:

                                                   2001                 2002                  2003
                                                 -------              -------               -------
                                                   Rmb                  Rmb                   Rmb
Balance at beginning of year..............        13,130               19,972                23,720
Warranties paid...........................       (45,057)             (56,183)              (72,396)
Warranty provision........................        51,899               59,931               108,376
                                                 -------              -------               -------
Balance at end of year....................        19,972               23,720                59,700
                                                 =======              =======               =======

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

In addition, the Group provided guarantees to an affiliate, related companies and a third party as of December 31, 2003, details of which are detailed in note 13(c). These guarantees are full and unconditional and would require the Group to make scheduled payments immediately if the affiliate, related companies and/or third party failed to do so.

As of December 31, 2003, the Group estimated the maximum potential amount of future payments of the guarantees to be RMB387,639. Historically, the Group had not made any payment for these guarantees and considered the probability of the default by the affiliate and related companies to be low. As a result, the Group estimated that the fair value of the obligations assumed under guarantees as of December 31, 2003 to be RMB2,000 and recognized a liability for such amount in the financial statements.

In addition, the Company and its subsidiary are parties to a variety of contractual agreements under which the Group may be obligated to indemnify the other party for certain matters. These contracts primarily relate to the operating leases, financial agreements and various other agreements. Under these contracts the Group may provide certain routine indemnifications relating to representations and warranties (e.g., ownership of assets, environmental or tax indemnifications) or personal injury matters. Historically, the Group has not made any payment for these indemnifications and believes that if the Group were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

12.   DISTRIBUTION OF PROFIT

      The Company and FCJ declare dividends based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under US GAAP. The Company and FCJ had an aggregate retained earnings of Rmb132,743 and Rmb107,726 as of December 31, 2002 and 2003, respectively, as reported in their statutory financial statements.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

13.   RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

(a)   DUE FROM/TO RELATED COMPANIES

      The amounts due from related companies primarily arise from sales of tires and are unsecured, non-interest bearing and repayable at the end of credit periods granted ranging from 90 days to 180 days. Historically, the Group has not experienced losses related to these receivables with the exception of an allowance for doubtful accounts amounting to Rmb27,000 charged to the consolidated statement of operations during fiscal 2001. The management reviewed the recoverability of these receivables and recognized a net recovery of Rmb5,016 and an allowance for doubtful accounts of Rmb5,942, in the consolidated statement of operations for fiscal 2002 and 2003, respectively.

      The loans from related companies represent funds advanced to the Group and are unsecured, non-interest bearing and are not repayable until January 2005.

(b)   SALES TO/PURCHASES FROM RELATED PARTIES

      The Group recorded sales to related companies of approximately Rmb184,202, Rmb209,112 and Rmb250,842 that have been reflected in the Group's consolidated financial statements for the years ended December 31, 2001, 2002 and 2003, respectively.

The Group paid subcontracting charges to an affiliate of approximately Rmb127,989, Rmb199,373 and Rmb341,112 for tire processing that have been reflected in the Group's consolidated financial statements for the years ended December 31, 2001, 2002 and 2003, respectively.

These transactions were carried out after negotiations between the Group and the respective related companies in the ordinary course of business and on the basis of the estimated market value as determined by the management of the Company.

(c)   CONTINGENT LIABILITIES

      As of December 31, 2002 and 2003, the Company had outstanding bank guarantees as follows:

                                                     2002                  2003
                                                   -------               -------
                                                     RMB                   RMB
Beneficiaries
-------------
Affiliate................................          160,000               220,195
Related companies........................            7,900               127,444
Third party..............................           20,000                40,000
                                                   -------               -------
                                                   187,900               387,639
                                                   =======               =======

(d)   LOAN GUARANTEES PROVIDED BY RELATED COMPANIES

      Certain parties have guaranteed certain of the Group's bank borrowings at no cost to the Group. Details of the borrowings are shown in note 8.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

14.   DUE FROM/TO CHINESE JOINT VENTURE PARTNERS

(i)   The amounts due from Chinese joint venture partners represented:

(a) advances made from FCJ to the Chinese joint venture partner; and

(b) payment of various operating expenses by FCJ on behalf of their Chinese joint venture partners.

      These amounts were unsecured, non-interest bearing and had no fixed repayment terms.

(ii) The amounts due to Chinese joint venture partners represented:

(a) the excess of the book value of the net assets contributed by the Chinese joint venture partners upon the formation of FCJ over their shares of the registered capital of these joint venture enterprises;

(b) other working capital assets, consisting primarily of inventories, property, plant and equipment, less accounts payable and bank loans of the Chinese joint venture partners, loaned to FCJ by the Chinese joint venture partners; and

(c) advances provided by the Chinese joint venture partners to FCJ to finance their working capital requirements.

      These amounts are unsecured and non-interest bearing and are not repayable until January 2005.

15.   STAFF RETIREMENT PLANS

      All of the Chinese employees of the Group are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The Group are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 20% to 23.5% of average monthly salaries for the years ended December 31, 2001, 2002 and 2003. The expenses reported in the consolidated statements of operations related to these arrangements were Rmb21,438, Rmb26,549 and Rmb23,920 for the years ended December 31, 2001, 2002 and 2003, respectively.

      The Group and their employees are also required to contribute 5% of the monthly salaries to designated bank accounts opened by the Group under a regulation implemented by certain PRC municipal governments. Upon resignation or retirement of the employees, they are entitled to withdraw the principal and related interest from these bank accounts to purchase housing. These bank deposits cannot be withdrawn for other uses by the Group. As of December 31, 2002 and 2003, such restricted bank deposits amounted to Rmb10,005 and Rmb10,034, respectively.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

16.   SEGMENT INFORMATION

      The Company's chief decision-maker, as defined under SFAS No. 131, is the Chief Executive Officer, who evaluates the Group's performance based on revenues and operating income. The Group operates principally in the tire manufacturing industry and has only one reportable segment, which is managed based on PRC GAAP. All manufacturing is conducted in the PRC.

      Analysis of Reportable Segments (Management Information - PRC GAAP basis)

                                                                          AS OF AND FOR THE YEAR ENDED
                                                                                  DECEMBER 31,
                                                              ----------------------------------------------------
                                                                2001                  2002                  2003
                                                              ---------            ---------             ---------
                                                                Rmb                   Rmb                   Rmb
Net revenue from external
  customers.................................                  1,910,524            2,404,692             3,581,366
Net revenue from related parties............                    184,202              209,112               250,842
Operating income............................                    109,274              191,262               175,487

      Reconciliations of Reportable Segment Totals to Consolidated Totals - The amounts presented for reportable segments reconcile to the consolidated totals as follows:

                                                                            YEAR ENDED DECEMBER 31,
                                                                2001                  2002                  2003
                                                              ---------            ---------             ---------
                                                                 Rmb                  Rmb                   Rmb
Net revenue from external customers..................         1,910,524            2,404,692             3,581,366
US GAAP adjustments:
  Warranty provision.................................            (6,841)              (3,728)              (36,000)
                                                              ---------            ---------             ---------
Total net revenue from external customers............         1,903,683            2,400,964             3,545,366
                                                              =========            =========             =========

Net revenue from related parties.....................           184,202              209,112               250,842
US GAAP adjustments..................................                 -                    -                     -
                                                              ---------            ---------             ---------
Total net revenue from related parties...............           184,202              209,112               250,842
                                                              =========            =========             =========

Operating income.....................................           109,274              191,263               175,486
US GAAP adjustments:
  Warranty provision.................................            (6,841)              (3,728)              (36,000)
  Fair value of the obligations assumed
    under guarantees.................................                 -                    -                (2,000)
                                                              ---------            ---------             ---------
Total operating income...............................           102,433              187,535               137,486
                                                              =========            =========             =========

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

      Revenues of the Group are primarily derived from sales of tires and their geographical analysis of revenues is as follows:

                                                                            YEAR ENDED DECEMBER 31,
                                                                2001                 2002                  2003
                                                              ---------            ---------             ---------
                                                                Rmb                  Rmb                   Rmb
The PRC..............................................         1,632,962            2,061,236             3,057,152
Middle East Countries................................           112,540              165,664               249,212
US and Canada........................................            70,486              137,933               140,283
Others...............................................           271,897              245,243               349,561
                                                              ---------            ---------             ---------
                                                              2,087,885            2,610,076             3,796,208
                                                              =========            =========             =========

                          ITEM 18. FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED AND SUBSIDIARIES:

1. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                        DESCRIPTIONS                                                                    PAGE NO.
                                        ------------                                                                    --------
Report of Independent Registered Public Accounting Firm                                                                   148

Consolidated Statements of Operations and Comprehensive loss for the years ended December 31, 2001, 2002 and 2003         149

Consolidated Balance Sheets as of December 31, 2002 and 2003                                                              151

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2001, 2002 and 2003                      153

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003                                154

Notes to Consolidated Financial Statements                                                                                157

2. INDEX TO FINANCIAL STATEMENT SCHEDULE

Schedule VIII - Valuation and Qualifying Accounts                                                                         193

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of China Enterprises Limited

      We have audited the accompanying consolidated balance sheets of China Enterprises Limited and its subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Enterprises Limited and its subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU
Hong Kong
April 23, 2004
(June 16, 2004 as to Note 24)

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

       (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                   ---------------------------------------------------------
                                                                      2001            2002           2003             2003
                                                                   -----------     -----------    -----------      ---------
                                                                      RMB             RMB            RMB              US$
REVENUES:
  - third parties...........................................        1,903,683       2,400,964      2,613,398        315,628
  - related parties.........................................          184,202         209,112        194,971         23,547
                                                                   ----------      ----------     ----------       --------

Total (note 21).............................................        2,087,885       2,610,076      2,808,369        339,175
COST OF REVENUES............................................       (1,837,000)     (2,250,785)    (2,502,413)      (302,224)
                                                                   ----------      ----------     ----------       --------

Gross profit................................................          250,885         359,291        305,956         36,951
Selling, general and administrative expenses................         (134,424)       (192,211)      (205,210)       (24,784)
(Provision for) recovery on amounts due from
  related companies (note 18)...............................          (27,000)          5,016              -              -
                                                                   ----------      ----------     ----------       --------

OPERATING INCOME............................................           89,461         172,096        100,746         12,167
NON-OPERATING INCOME (EXPENSES):
Interest income.............................................           11,687          40,413          9,228          1,114
Interest expenses...........................................          (39,770)        (53,997)       (33,027)        (3,989)
Other (expense) income......................................             (385)            191          1,810            219
Change in fair value of call option (note 10)...............                -         (45,328)             -              -
Recovery on loan receivable (note 9)........................            9,800               -              -              -
Loss on disposal of a subsidiary (note 3)...................                -               -         (1,158)          (140)
Equity in losses of affiliates .............................           (2,486)        (89,520)      (120,217)       (14,519)
                                                                   ----------      ----------     ----------       --------

PROFIT (LOSS) FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES AND MINORITY INTERESTS.......................           68,307          23,855        (42,618)        (5,148)
Provision for income taxes (note 13)........................           (2,454)        (17,697)       (10,592)        (1,279)
Minority interests..........................................          (29,428)        (69,101)       (46,340)        (5,596)
                                                                   ----------      ----------     ----------       --------
PROFIT (LOSS) FROM CONTINUING OPERATIONS....................           36,425         (62,943)       (99,550)       (12,023)

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of
  applicable income taxes of RmbNil in 2001,
  2002 and 2003 (note 4)....................................         (171,784)       (199,838)        (7,760)          (937)
                                                                   ----------      ----------     ----------       --------

NET LOSS....................................................         (135,359)       (262,781)      (107,310)       (12,960)
Other comprehensive income
  - translation adjustments relating to an affiliate........                -              38          1,636            198
                                                                   ----------      ----------     ----------       --------
COMPREHENSIVE LOSS..........................................         (135,359)       (262,743)      (105,674)       (12,762)
                                                                   ==========      ==========     ==========       ========

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       AND COMPREHENSIVE LOSS - CONTINUED

       (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                                   YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------------------------
                                                               2001              2002           2003          2003
                                                               ----              ----           ----          ----
                                                               RMB               RMB            RMB            US$
BASIC AND DILUTED EARNINGS (LOSS) PER
  COMMON SHARE
Continuing operations ..............................             4.04             (6.98)        (11.04)         (1.33)
Discontinued operations ............................           (19.05)           (22.16)         (0.86)         (0.10)
                                                            ---------         ---------      ---------      ---------
Basic and diluted loss per common share ............           (15.01)           (29.14)        (11.90)         (1.43)
                                                            =========         =========      =========      =========

Weighted average number of common shares
  used in the calculation of basic and diluted
  earnings (loss) per common share .................        9,017,310         9,017,310      9,017,310      9,017,310
                                                            =========         =========      =========      =========

          See accompanying notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

      (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND THEIR PAR VALUES)

                                                                                     AS OF DECEMBER 31,
                                                                      ------------------------------------------
                                                                        2002              2003             2003
                                                                        ----              ----             ----
                                                                         RMB               RMB              US$
ASSETS

Current assets:
  Cash and cash equivalents ................................            140,957           63,623           7,684
  Restricted cash ..........................................             26,183                -               -
  Accounts receivable, net of allowance for
    doubtful receivables of Rmb50,974 in 2002
    and RmbNil in 2003 .....................................            314,183                -               -
  Other receivables ........................................             39,932            2,697             326
  Inventories (note 6) .....................................            597,325                -               -
  Marketable securities (note 7) ...........................                 50                -               -
  Prepaid expenses and other current assets ................             50,165               20               2
  Due from related companies, net of allowance
    for doubtful receivables of Rmb21,984 in
    2002 and RmbNil in 2003 (note 18) ......................            112,943                -               -
  Due from ultimate parent company .........................                  -            4,030             487
  Notes receivable (note 5) ................................             25,319           48,016           5,799
  Current assets of discontinued operations
    (note 4) ...............................................            565,044                -               -
                                                                      ---------          -------          ------
  Total current assets .....................................          1,872,101          118,386          14,298

Investments in and advances to affiliates (note 8) .........            232,982          267,057          32,253
Due from Chinese joint venture partners (note 19) ..........              1,150                -               -
Convertible note receivable from an affiliate, net
  (note 10) ................................................             53,339           81,448           9,837
Prepayments for equipment ..................................             78,106                -               -
Property, plant and equipment, net (note 11) ...............            469,694                -               -
Deferred income taxes (note 13) ............................             14,277                -               -
Other assets ...............................................              1,331                6               1
Goodwill, net ..............................................              3,876                -               -
Non-current assets of discontinued operations
  (note 4) .................................................            153,824                -               -
                                                                      ---------          -------          ------
  Total assets .............................................          2,880,680          466,897          56,389
                                                                      =========          =======          ======

      (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND THEIR PAR VALUES)

                                                                                     AS OF DECEMBER 31,
                                                                      --------------------------------------------
                                                                         2002                2003            2003
                                                                         ----                ----            ----
                                                                          RMB                RMB              US$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Short-term bank loans (note 12) ..........................             659,388                  -              -
  Long-term bank loans - current portion (note 12) .........              41,600                  -              -
  Other short-term loan payable ............................                   -             27,708          3,346
  Accounts payable .........................................             401,486                311             38
  Other payables ...........................................              43,266              1,310            158
  Accrued liabilities ......................................              71,545              4,759            575
  Income taxes payable .....................................              13,828                  -              -
  Other taxes payable ......................................              16,190              2,753            332
  Current liabilities of discontinued operations
    (note 4) ...............................................             583,460                  -              -
                                                                      ----------         ----------       --------
  Total current liabilities ................................           1,830,763             36,841          4,449

Long-term bank loans, net of current portion
  (note 12) ................................................              75,000                  -              -
Due to Chinese joint venture partners (note 19) ............                 150                  -              -
Loans from related companies (note 18) .....................               1,058                  -              -
Non-current liabilities of discontinued operations
  (note 4) .................................................              12,671                  -              -
                                                                      ----------         ----------       --------
  Total liabilities ........................................           1,919,642             36,841          4,449
                                                                      ----------         ----------       --------
Minority interests .........................................             346,819                  -              -
Minority interests of discontinued operations
  (note 4) .................................................              79,013                  -              -
                                                                      ----------         ----------       --------
  Total minority interests .................................             425,832                  -              -
                                                                      ----------         ----------       --------
Obligations and commitments (note 16)

Shareholders' equity:
  Supervoting common stock - par value US$0.01
    per share (20,000,000 shares
    authorized; 3,000,000 shares outstanding at
    December 31, 2002 and 2003) (note 14) ..................                 244                244             29
  Common stock - par value US$0.01 per share
    (50,000,000 shares authorized; 6,017,310
    shares outstanding at December 31, 2002
    and 2003) (note 14) ....................................                 526                526             64
  Additional paid-in capital ...............................           1,033,253          1,033,253        124,789
  Dedicated capital ........................................              39,708                524             63
  Accumulated other comprehensive (losses)
    income .................................................                (505)             1,131            137
  Accumulated deficit ......................................            (538,020)          (605,622)       (73,142)
                                                                      ----------         ----------       --------
  Total shareholders' equity ...............................             535,206            430,056         51,940
                                                                      ----------         ----------       --------
  Total liabilities and shareholders' equity ...............           2,880,680            466,897         56,389
                                                                      ==========         ==========       ========

          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

       (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                                                   ACCUMULATED
                                     SHARES OF                                                       OTHER
                                   SUPERVOTING SHARES OF  SUPERVOTING         ADDITIONAL             COMPRE-
                                      COMMON     COMMON    COMMON     COMMON   PAID-IN   DEDICATED   HENSIVE   ACCUMULATED
                                       STOCK     STOCK      STOCK     STOCK    CAPITAL   CAPITAL     LOSSES     DEFICIT     TOTAL
                                       -----     -----      -----     -----    -------   -------     ------     -------     -----
                                                             RMB       RMB       RMB       RMB        RMB         RMB        RMB
Balance at January 1, 2001 ......   3,000,000   6,017,310     244      526    1,040,994   36,118     (543)     (124,712)    952,627
Net loss ........................           -           -       -        -            -        -        -      (135,359)   (135,359)
Released on disposition of
  discontinued operations .......           -           -       -        -            -  (11,578)       -             -     (11,578)
Transfer to dedicated capital ...           -           -       -        -            -   13,009        -       (13,009)          -
Dividends declared (Rmb0.1655
  per share) ....................           -           -       -        -       (1,493)       -        -             -      (1,493)
                                    ---------   ---------     ---      ---    ---------  -------    -----      --------    --------
Balance at December 31, 2001 ....   3,000,000   6,017,310     244      526    1,039,501   37,549     (543)     (273,080)    804,197
Net loss ........................           -           -       -        -            -        -        -      (262,781)   (262,781)
Loss on dilution of interest
  in an affiliate and a
  subsidiary of an affiliate ....           -           -       -        -       (6,248)       -        -             -      (6,248)
Foreign currency translation
  adjustment relating to an
  affiliate .....................           -           -       -        -            -        -       38             -          38
Transfer to dedicated capital ...           -           -       -        -            -    2,159        -        (2,159)          -
                                    ---------   ---------     ---      ---   ----------  -------    -----      --------    --------
Balance at December 31, 2002 ....   3,000,000   6,017,310     244      526    1,033,253   39,708     (505)     (538,020)    535,206
Net loss ........................           -           -       -        -            -        -        -      (107,310)   (107,310)
Foreign currency translation
  adjustment relating to an
  affiliate .....................           -           -       -        -            -        -    1,636             -       1,636
Transfer to dedicated capital ...           -           -       -        -            -    3,010        -        (3,010)          -
Transfer ........................           -           -       -        -            -  (42,718)       -        42,718           -
Share of dedicated capital
  of an affiliate ...............           -           -       -        -            -      524        -             -         524
                                    ---------   ---------     ---      ---    ---------  -------    -----     ---------    --------
Balance at December 31, 2003 ....   3,000,000   6,017,310     244      526    1,033,253      524    1,131      (605,622)    430,056
                                    =========   =========     ===      ===    =========  =======    =====     =========    ========

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                                               YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------------------
                                                                   2001          2002          2003          2003
                                                                   ----          ----          ----          ----
                                                                   RMB           RMB           RMB           US$
Cash flows from operating activities:
  Net loss .................................................     (135,359)     (262,781)     (107,310)     (12,960)
  Adjustments to reconcile net loss to net cash
    provided by operating activities:
    Loss (gain) on disposition of discontinued
      components ...........................................       28,588       (20,144)        7,017          847
    Loss on disposal of a subsidiary .......................            -             -         1,158          140
    Minority interests .....................................      (57,840)      (76,073)       46,340        5,597
    Change in fair value of call option ....................            -        45,328             -            -
    Equity in losses of affiliates .........................        2,486        89,520       120,217       14,519
    Deferred income taxes ..................................       (8,127)       (6,150)       (3,139)        (379)
    Impairment loss provision for advances to
         affiliates ........................................            -         4,451             -            -
    Recovery on loan receivable ............................       (9,800)            -             -            -
    Impairment loss provision for long-lived assets ........       50,133       291,648           150           18
    Impairment loss provision for goodwill .................        4,023             -             -            -
    Provision for (recovery on) amounts due from
      related companies ....................................       27,000        (5,016)            -            -
    Loss (gain) on disposal of property, plant and
      equipment ............................................       21,322          (895)          581           70
    Depreciation and amortization ..........................      118,399       106,015        50,889        6,146
    Amortisation of discount on subscription of
      the convertible note receivable ......................            -       (21,914)       (6,301)        (761)
Changes in operating assets and liabilities
  (net of effects of acquisition and disposition):
    Accounts and other receivables, net ....................      (25,536)      (91,973)      (67,339)      (8,133)
    Inventories ............................................      (48,825)      (97,220)       31,942        3,858
    Prepaid expenses and other current assets ..............        3,910       (21,832)       (4,661)        (563)
    Due from related companies .............................       32,414       (10,641)        1,495          181
    Other assets ...........................................       (1,795)         (223)          194           23
    Accounts payable and other payables ....................      119,352       159,801        35,151        4,245
    Accrued liabilities ....................................       14,880        28,154        14,408        1,740
    Income taxes payable ...................................          182        12,437        (7,087)        (856)
    Other taxes payable ....................................        7,584         9,002        (8,904)      (1,075)
                                                                 --------      --------      --------      -------
  Net cash provided by operating activities ................      142,991       131,494       104,801       12,657
                                                                 --------      --------      --------      -------

                             (AMOUNTS IN THOUSANDS)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------------------
                                                                  2001           2002           2003         2003
                                                                  ----           ----           ----         ----
                                                                  RMB            RMB            RMB           US$
Cash flows from investing activities:
  Subscription of a convertible note receivable ............            -      (127,284)            -            -
  Increase in notes receivable .............................            -      (464,961)     (114,001)     (13,768)
  (Increase) decrease in restricted bank deposits ..........      (46,328)       31,596       (14,431)      (1,743)
  Investments in and advances to affiliates, net ...........          929      (180,612)     (197,358)     (23,836)
  Purchase of property, plant and equipment ................     (135,212)     (287,536)     (256,872)     (31,023)
  Proceeds from disposal of property, plant and
    equipment ..............................................        2,267        77,320         4,601          556
  Proceeds from disposal of trading securities .............          170           170             -            -
  Repayment of loans receivable ............................       10,000             -             -            -
  Repayment of notes receivable ............................            -       140,412        91,304       11,027
  (Increase) decrease in due from Chinese joint
    venture partners .......................................      (10,036)        5,356          (200)         (24)
  Acquisition of a subsidiary, net of cash acquired ........        4,120             -             -            -
  Proceeds from disposal of business
    components, net ........................................        1,734           833      (104,128)     (12,576)
                                                                 --------      --------      --------      -------
Net cash used in investing activities ......................     (172,356)     (804,706)     (591,085)     (71,387)
                                                                 --------      --------      --------      -------

Cash flows from financing activities:
  Payment of dividends to shareholders .....................       (1,493)            -             -            -
  Payment of dividends to minority interests ...............          (66)       (5,801)       (1,527)        (184)
  Net increase in notes payable ............................            -       299,230             -            -
  Increase (decrease) in due to ultimate
    parent company .........................................          424        (1,772)       (4,030)        (487)
  Advance (repayment) of loans from a
    related company ........................................       24,198       (22,809)       (1,058)        (127)
  Net increase in short-term bank loans ....................      113,739        84,858       238,498       28,804
  Proceeds of long-term bank loans .........................       68,189       144,410       100,000       12,077
  Repayment of long-term bank loans ........................      (80,000)      (36,000)      (26,600)      (3,213)
  Decrease in due to Chinese joint venture partners ........      (10,194)      (19,936)            -            -
  Payment of capital lease obligations .....................      (18,973)            -             -            -
                                                                 --------      --------      --------      -------
Net cash provided by financing activities ..................       95,824       442,180       305,283       36,870
                                                                 --------      --------      --------      -------
Net increase (decrease) in cash and cash
  equivalents ..............................................       66,459      (231,032)     (181,001)     (21,860)
Cash and cash equivalents, beginning of year ...............      409,197       475,656       244,624       29,544
                                                                 --------      --------      --------      -------
Cash and cash equivalents, end of year .....................      475,656       244,624        63,623        7,684
                                                                 ========      ========      ========      =======

                             (AMOUNTS IN THOUSANDS)

                                                                             YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------
                                                                  2001         2002         2003     2003
                                                                  ----         ----         ----     ----
                                                                   RMB          RMB          RMB      US$
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest paid - net of amounts capitalized .............      49,034       74,873     33,375     4,031
    Net income tax (refunded) paid .........................        (182)      11,410     20,228     2,445
                                                                 =======      =======     ======     =====

Supplemental schedule of non-cash investing and
  financing activities:
    Assignment of notes receivable to a holder
      of notes payable .....................................           -      299,230          -         -
    Capital lease obligations incurred .....................      18,973            -          -         -
    Conversion of convertible note receivable,
      and the related transfer from derivative
      instruments, to equity interest in an affiliate
      (see note 8) .........................................           -       50,531          -         -
    Long-term advance from a Chinese joint
       venture partner capitalized in a subsidiary .........      19,600            -          -         -
                                                                 =======      =======     ======     =====

    Details of acquisition:
      Fair value of assets acquired (including cash
        acquired of Rmb4,120) ..............................      50,644            -          -         -
      Minority interests acquired ..........................     (10,058)           -          -         -
      Loan advance capitalized in connection with
        the acquisition ....................................     (10,569)           -          -         -
                                                                 -------      -------     ------     -----

      Liabilities assumed ..................................      30,017            -          -         -
                                                                 =======      =======     ======     =====

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION
                       DATA AND UNLESS OTHERWISE STATED)

1.    ORGANIZATION AND BASIS OF PREPARATION

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

      As of December 31, 2003, the Company had the following principal subsidiaries (together with the Company, collectively referred to as the "Group"):

- Container Limited ("Container", incorporated in the British Virgin Islands (the "BVI"));

-     Capital Canton Limited ("Capital Canton", incorporated in the BVI);

-     Century Lead Limited ("Century Lead", incorporated in the BVI);

-     Honest Map Limited ("Honest Map", incorporated in the BVI);

-     Leading Returns Limited ("Leading Returns", incorporated in the BVI);

-     Million Good Limited ("Million Good", incorporated in the BVI);

-     Sincere Ocean Limited ("Sincere Ocean", incorporated in the BVI); and

-     Ventures Kingdom Limited ("Ventures Kingdom", incorporated in the BVI);

      All of these subsidiaries are distinct legal entities with limited liability.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA
                          AND UNLESS OTHERWISE STATED)

1.    ORGANIZATION AND BASIS OF PREPARATION - CONTINUED

      Details of these subsidiaries are summarized as follows:

                                      Capital       Century       Honest        Leading       Million     Sincere     Ventures
                        Container     Canton         Lead          Map          Returns        Good        Ocean      Kingdom
                        ---------     ------         ----          ---          -------        ----        -----      -------
Legal status            Limited       Same as       Same as       Same as       Same as       Same as     Same as     Same as
                         liability     Container     Container     Container     Container     Container   Container   Container
                         company

Principal activities    Investment    Investment    Investment    Investment    Investment    Investment  Investment  Investment
                         holding       holding       holding       holding and   holding and   holding     holding     holding and
                                                                   financing     financing                             financing

Registered capital/     US$1          US$1          US$1          US$1          US$1          US$1        US$1        US$1
  Issued capital
  (amount as stated)

Percentage of           100           100           100           100           100           100         100         100
  ownership by the
  Company (%)

      As of December 31, 2003, the Company had the following significant equity method affiliates:

- Hangzhou Zhongce Rubber Co., Limited ("HZ", located in Hangzhou, Zhejiang Province, the People's Republic of China (the "PRC")); and

- Wing On Travel (Holdings) Limited ("formerly known as Ananda Wing On Travel (Holdings) Limited and incorporate in Bermuda) (together with its subsidiaries, collectively referred to as "Wing On").

      HZ remained as a consolidated subsidiary of the Company for the periods presented until the Company sold a 25% equity interest in HZ on September 30, 2003. HZ is engaged in the manufacture of rubber tires in the PRC. See note 3 for details of this disposition.

      The Company has a 32.21% equity interest in Wing On, which, together its subsidiaries, is engaged in business of providing package tours, travel and other related services with its shares listed on The Stock Exchange of Hong Kong Limited.

      HZ, together with its subsidiary, conducts its operations in the PRC. The Company is, accordingly, subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America (the "US") and western European companies. These include, among others, risks associated with the political and economic environment, foreign currency exchange, import restrictions and legal system of the PRC.

      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the US ("US GAAP"). This basis of accounting differs from that used in the statutory financial statements of Wing On and HZ, which were prepared in accordance with accounting principles generally accepted in Hong Kong and the accounting principles and the relevant financial regulations as established by the Ministry of Finance of the PRC, respectively.

     (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION
                        DATA AND UNLESS OTHERWISE STATED)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

(c)   SHIPPING AND HANDLING FEES AND COSTS

      Costs for transportation of products to customers is recorded as a component of selling, general and administrative expense (see note 22).

(d)   CASH AND CASH EQUIVALENTS

      The Company considers cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Included in cash and cash equivalents as of December 31, 2002 and 2003 were United States dollar deposits of US$7,628 (Rmb63,160) and US$140 (Rmb1,160), respectively.

      Cash and cash equivalents included in the consolidated statements of cash flows included cash and cash equivalents of discontinued operations shown under the current assets of discontinued operations in the consolidated balance sheets totaling Rmb103,667 and RmbNil as of December 31, 2002 and 2003, respectively.

   (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA
                          AND UNLESS OTHERWISE STATED)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

              Land use rights                                   50 years
              Buildings                                         20 years
              Machinery and equipment                           10 years
              Motor vehicles                                     5 years
              Furniture, fixtures and office equipment           5 years

      Construction-in-progress represents factory and office buildings under construction and plant and machinery pending installation. This includes the costs of construction, the costs of plant and machinery and interest capitalized on borrowings during the period of construction or installation. Assets under construction are not depreciated until construction completed and the assets are ready for their intended use. Interest capitalized was RmbNil, Rmb3,954 and Rmb3,000 for the year ended December 31, 2001, 2002 and 2003, respectively.

   (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA
                          AND UNLESS OTHERWISE STATED)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

      The following transitional disclosure represents the Company's reported and adjusted net loss, and basic and diluted loss per share assuming that SFAS No. 142 had been adopted beginning January 1, 2001:

                                                                             YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------
                                                                  2001           2002              2003
                                                                  ----           ----              ----
                                                                   RMB           RMB               RMB
Net loss:
As reported..........................................         (135,359)         (262,781)        (107,310)
Add back: goodwill amortization......................              891                 -                -
                                                              --------          --------         --------
As adjusted..........................................         (134,468)         (262,781)        (107,310)
                                                              ========          ========         ========

Basic and diluted loss per share:
As reported..........................................           (15.01)           (29.14)          (11.90)
Add back: goodwill amortization......................             0.10                 -                -
                                                              --------          --------         --------
As adjusted..........................................           (14.91)           (29.14)          (11.90)
                                                              ========          ========         ========

(i)   IMPAIRMENT

      In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates the impairment of long-lived assets based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values (see note 4).

   (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA
                          AND UNLESS OTHERWISE STATED)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

(k)   VAT AND CONSUMPTION TAX ("CT")

      All of the Group's PRC entities are subject to VAT and CT. They are recognized on an accrual basis and revenues are recorded net of these taxes.

(l)   FOREIGN CURRENCIES

      The PRC entities of the Group maintain their books and records in Renminbi, their functional currency. Foreign currency transactions are translated into Renminbi at the applicable exchange rates quoted by the People's Bank of China (the "unified exchange rates") prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable unified exchange rates prevailing at the respective balance sheet dates. Non-monetary assets and liabilities are translated at the unified exchange rates prevailing at the time the assets or liabilities were acquired. The resulting exchange differences are included in the consolidated statement of operations.

      Orion Tire and Orion BVI maintain their books and records in United States dollars. The remaining companies in the Group other than the PRC entities, Orion Tire and Orion BVI maintain their books and records in Hong Kong dollars, their functional currency. For consolidation purposes, their balance sheets were translated into Renminbi using the unified exchange rates prevailing at the respective balance sheet dates. Their statements of operations are translated using a weighted average rate for the period. Exchange differences arising on the translation of these financial statements are treated as translation adjustments and included in the accumulated other comprehensive losses account within shareholders' equity in the consolidated financial statements.

      The Company's share capital is denominated in United States dollar. For financial reporting purposes, the United States dollar capital amounts have been translated into Renminbi at the respective exchange rates prevailing at the capital injection dates.

   (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA
                          AND UNLESS OTHERWISE STATED)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(l)   FOREIGN CURRENCIES - CONTINUED

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

      The PRC entities conduct their business substantially in the PRC, and their financial performance and position are measured in terms of Renminbi. Any devaluation of the Renminbi against the United States dollar would consequently have an adverse effect on the financial performance and asset values of the Company when measured in terms of United States dollars. The PRC entities' products are primarily sold in the PRC for Renminbi. Thus, their revenues and profits are predominantly denominated in Renminbi, and will have to be converted by the Company to pay dividends to the Company in United States dollars. Should the Renminbi devalue against the United States dollar, such devaluation could have a material adverse effect on the Company's profits and the foreign currency equivalent of such profits repatriated by the PRC entities to the Company. The Company currently is not able to hedge its Renminbi - United States dollar exchange rate exposure in the PRC because neither the People's Bank of China nor any other financial institution authorized to engage in foreign exchange transactions in the PRC offers forward exchange contracts.

The translation of Renminbi (Rmb) amounts into United States dollar (US$) amounts are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb8.28, the unified exchange rate on December 31, 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that or at any other rate.

(m)   DEDICATED CAPITAL

      In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the PRC entities maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The respective boards of directors of the PRC entities will determine on an annual basis the amount of the annual appropriations to dedicated capital. In 2001, 2002 and 2003, certain PRC entities appropriated 5% respectively of the profits after tax as reflected in their statutory financial statements to the general reserve fund, enterprise expansion fund, and/or staff welfare and incentive bonus fund. The Company's proportionate interest in appropriations to the general reserve fund and the enterprise expansion fund are reflected in the consolidated balance sheets under shareholders' equity as dedicated capital; however, the appropriation for the staff welfare and incentive bonus fund is charged to consolidated statements of operations and the unused portion is recorded as a current liability.

   (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA
                          AND UNLESS OTHERWISE STATED)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(n)   BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

      The Company calculates basic and diluted earnings (loss) per share in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed using the weighted-average number of common shares and common stock equivalent shares outstanding during the year. Common stock equivalent shares such as shares issuable upon the exercise of stock options are excluded from the computation if their effect is anti-dilutive. During 2001, 2002 and 2003, all outstanding options were anti-dilutive (see note 15).

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

      The Group's financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, accounts and other receivables, notes receivable, amounts due from ultimate parent company and advances to affiliates. The Group's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings; therefore, the credit risk is limited. The accounts receivable largely represent amounts due from the Group's customers and are typically on an open account basis. Concentrations of credit risk associated with the accounts receivable are considered minimal due to the Group's diverse customer base. In no period did sales to any one customer accounts for 10% or more of the Group's sales. The Group maintains allowances to cover potential bad debts and believes that no significant credit risk exists as a result of its diverse group of customers. Credit losses, when realized, have historically been within the range of management's expectations. The other receivables comprise principally interest receivable from notes holders. The Company does not believe there is a significant credit risk from any of these counterparties as they are either major suppliers of the Group or local government authorities. The notes receivable are due from three parties and the Group has reviewed their credit worthiness and does not expect to incur significant loss for uncollected accounts. The Group has reviewed the credit worthiness and financial position of its ultimate parent company and affiliates for credit risks associated with amount due from ultimate parent company and advances to affiliates. These entities have good credit standing and the Group does not expect to incur significant loss for uncollected advances from these entities.

   (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA
                          AND UNLESS OTHERWISE STATED)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(p)   FINANCIAL INSTRUMENTS - CONTINUED

      The carrying value of current financial assets and current financial liabilities approximates fair value due to the short-term nature of these instruments. Bank loans approximate their carrying value as the interest rates approximate those which would have been available for loans of similar remaining maturity at the respective year ends. The fair value of convertible note receivable as of December 31, 2002 and 2003 was Rmb89,947, which was determined based on the estimated net amount the Company would receive as of December 31, 2003 from the note issuer and the interest rates of similar instruments from market.

(q)   COMPREHENSIVE INCOME (LOSS)

      The Company reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". Comprehensive income consists of net income
(loss) and other gains and losses affecting shareholders' equity that, under U.S. GAAP are excluded from net income (loss). Comprehensive loss for 2001 only represents the Company's net loss, but for 2002 and 2003, the amount also includes translation adjustment relating to an affiliate. Comprehensive loss has been disclosed within the consolidated statements of operations and comprehensive loss.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

(u)   ADVERTISING EXPENSES

      The Company expenses advertising costs as incurred. Advertising expenses were Rmb5,332, Rmb7,550 and Rmb5,145 for the years ended December 31, 2001, 2002 and 2003, respectively.

(v)   DILUTION OF INTEREST IN EQUITY AFFILIATE/SUBSIDIARY

      The Company records the gains or losses arising from issuance by an equity affiliate or subsidiary of its own stock in additional paid-in capital account within shareholders' equity in the consolidated financial statements.

(w)   RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

      In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The adoption of SFAS No. 149 did not have a material impact on its results of operations or financial position.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". It establishes standards for how an issuer classifies and measures certain financial instruments. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It requires that certain financial instruments that, under previous guidance, could be accounted for as equity be classified as liabilities, or assets in some circumstances. It does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The management has not yet determined the impact, if any, on its financial position, results of operations or cash flows.

   (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA
                          AND UNLESS OTHERWISE STATED)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(w)   RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED - CONTINUED

      In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ended December 15, 2003. In December 2003, the FASB issued FIN 46R which defers the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity in which case the provisions must be applied for fiscal years ended December 31, 2003. The Company does not have a special purpose entity therefore they will adopt the provisions in December 2004.

      In November 2002, the Emerging Issue Task Force ("EITF") reached a consensus on Issue No. 00-21 ("EITF No. 00-21"), "Revenue Arrangements with Multiple Deliverables". EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. The Company does not expect the adoption of EITF No. 00-21 to have a material impact on the Company's financial position, cash flows or results of operations.

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

   (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA
                          AND UNLESS OTHERWISE STATED)

3.    ACQUISITION AND DIVESTITURE

      Divestiture

      On September 30, 2003, the Company completed the sale of its 25% equity interest in HZ, for Rmb164,660 in cash, and recognized a loss of Rmb1,158 on the sale. As a result of this transaction, the Company's equity interest in HZ is reduced from 51% to 26%, and the Company can only exercise significant influence but not control over HZ, which becomes an equity method affiliate of the Company. The Company has included the results of the operations of HZ for the nine-month period ended September 30, 2003 in its consolidated financial statements for the year ended December 31, 2003, and has accounted for HZ's results of operations from October 1, 2003 to December 31, 2003 using equity method of accounting. In the opinion of the Company's management, the Company has no plan to sell its remaining interest in HZ.

      See note 4 for other divestitures that have been classified as discontinued operations.

      Acquisition

      In September 2001, HZ capitalized an amount of Rmb10,569 ("Purchase Price") previously advanced to the Chinese joint venture partner of FCJ for a 51.24% interest in that company. There were no differences between the Purchase Price and the estimated fair values of the net assets acquired. Cash acquired through the acquisition was Rmb4,120. This acquisition was immaterial to the Group's results from operations and financial position.

4.    DISCONTINUED OPERATIONS

      SFAS No. 144 requires a component of an entity that either has been disposed of or is classified as held for sale to be reported as discontinued operations if certain conditions are met.

      During 2001 and 2002, the Company decided to dispose of certain of its subsidiaries which included Double Happiness Tyre Industries Corporation Limited ("DH"), Yantai C.S.I. Rubber Co., Limited ("YT"), Shandong C.S.I. Synthetic Fiber Co., Limited ("SD") and Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd. ("YC").

   (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA
                          AND UNLESS OTHERWISE STATED)

4.    DISCONTINUED OPERATIONS - CONTINUED

(a)   DH

      DH consisted of a bias tire factory and a radial tire factory under construction. All of DH's revenue was contributed by the bias tire factory as trading and manufacturing activities were only carried out in this factory. In fiscal 1995, DH temporarily suspended construction of the radial tire factory. Total costs incurred for the factory up to December 31, 2002, net of provisions, were approximately Rmb39,886, and had been included in construction-in-progress under property, plant and equipment.

      In late September 2001, the Company's management adopted a plan to dispose of its entire interest in DH and subsequently entered into a share transfer agreement with a third party to dispose of its entire interest in the bias tire factory only for a consideration of Rmb41,000. Although the completion of the sale was pending upon certain approvals being obtained from government authorities, the Company transferred substantially all its risks and benefits of ownership of the factory to the buyer in early December 2001 and accordingly, the Company recognized a net realized loss on such disposition of Rmb28,588 during fiscal 2001 and has ceased to account for the results of operations and the assets and liabilities of the factory from the disposal date. The sales proceeds were received by the Company in cash during fiscal 2001.

      The Company had also recognized an impairment loss of Rmb31,187 in fiscal 2001 for the planned disposition of the radial tire factory calculated on the basis of anticipated sales value of Rmb30,000 which was expected to be received in fiscal 2002 less a loss of Rmb73,728 from the waiver of loan advances by the Company to the factory.

      The estimated selling price of Rmb30,000 was derived from prior discussions with potential purchasers of the factory; however, the market conditions worsened in fiscal 2002 and, as a result, the factory remained unsold as of December 31, 2002. The Company recognized an additional impairment expense of Rmb42,479 in the fourth quarter of fiscal 2002 to write down the net assets of the factory to a nominal value of Rmb1 in view of the deteriorating market conditions.

      In June 2003, the Company entered into a share transfer agreement with a third party and completed the disposition of the radial tire factory for a consideration of Rmb10,000. The Company recognized a gain on such disposition of Rmb11,211 in 2003.

      Interest expense incurred on the outstanding loans used to finance the construction of the factory, amounting to Rmb1,113, Rmb7,000 and Rmb743 for the years ended December 31, 2001, 2002 and 2003, respectively, has been included in loss from discontinued operations.

   (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA
                          AND UNLESS OTHERWISE STATED)

4.    DISCONTINUED OPERATIONS - CONTINUED

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

(c)   SD

      Production at SD was suspended in October 1996 due to unfavourable market conditions for synthetic nylon cord fabric. Management of SD and the Company, together with the Laizhou City Government, were unable to agree on a concrete plan for the future operations of SD and the Company recorded an impairment charge on its long-lived assets of Rmb3,852 in fiscal 2000 based on the estimated future cash flows for SD.

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

4.    DISCONTINUED OPERATIONS - CONTINUED

(d)   YC - continued

      In the second half of fiscal 2002, the Company initiated a process to sell YC. The Company recognized an additional non-cash impairment charge of Rmb74,785 to write down the carrying value of the long-lived assets of YC representing management's best estimate of the loss to be recognized on the sale.

      In January 2003, the Company entered into a share transfer agreement with the Chinese joint venture partner of YC to dispose of its entire interest in YC for an initial aggregate consideration of Rmb35,000 approximating the carrying value as of December 31, 2002.

      In September 2003, the Company entered into a supplemental agreement with the Chinese joint venture partner of YC to reduce the sale consideration to Rmb29,000. The sale was completed in January 2003 and the Company recognized a loss on this disposition of Rmb14,724 in 2003.

      Accordingly, the operating results of DH, YT, SD and YC have been segregated from continuing operations and reported as a separate line item on the consolidated statement of operations. The Company has also restated its financial statements for the year ended December 31, 2001 to present the operating results of these subsidiaries as discontinued operations.

      Operating results of the discontinued operations are summarized below:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                            ------------------------------------
                                                                               2001           2002         2003
                                                                               ----           ----         ----
                                                                               RMB             RMB          RMB
Revenues ..............................................................      1,066,083       621,653           -
                                                                            ==========      ========      ======
Loss from operations of discontinued components before income taxes and minority interests (including impairment write-downs for those business components of Rmb54,156 in 2001, Rmb291,648 in 2002 and
  RmbNil in 2003, loss on disposition of Rmb28,558 in 2001, gain on disposition of Rmb20,144 in 2002 and loss on disposition of Rmb7,017 in 2003, respectively), net of applicable income tax of Rmb26
  in 2001, RmbNil in 2002 and 2003 ....................................       (259,052)     (345,012)     (7,760)
Minority interests ....................................................         87,268       145,174           -
                                                                            ----------      --------      ------
Loss from discontinued operations .....................................       (171,784)     (199,838)     (7,760)
                                                                            ==========      ========      ======

   (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA
                          AND UNLESS OTHERWISE STATED)

4.    DISCONTINUED OPERATIONS - CONTINUED

      The components of assets and liabilities of the discontinued operations included in the Company's consolidated balance sheets as of December 31, 2002 and 2003 are summarized below:

                                                                       2002            2003
                                                                       ----            ----
                                                                        Rmb            Rmb
Cash and cash equivalents ......................................       103,667           -
Accounts receivable, net .......................................       234,490           -
Inventories ....................................................       210,999           -
Prepaid expenses, deferred expenses and other current assets....        12,014           -
Due from related companies .....................................         3,874           -
                                                                      --------         ---
  Current assets of discontinued operations ....................       565,044           -
                                                                      --------         ---
Property, plant and equipment, net .............................       153,273           -
Other assets ...................................................           551           -
                                                                      --------         ---
  Non-current assets of discontinued operations ................       153,824           -
                                                                      --------         ---
Short-term bank loans ..........................................      (207,080)          -
Long-term bank loans - current portion .........................       (60,000)          -
Accounts payable ...............................................      (221,389)          -
Other payables .................................................       (38,472)          -
Accrued liabilities ............................................       (31,204)          -
Other taxes payable ............................................       (25,315)          -
                                                                      --------         ---
  Current liabilities of discontinued operations ...............      (583,460)          -
                                                                      --------           -
Long-term bank loans net, of current portion ...................        (1,319)          -
Due to Chinese joint venture partners ..........................       (10,721)          -
Loans from related companies ...................................          (631)          -
                                                                      --------         ---
  Non-current liabilities of discontinued operations ...........       (12,671)          -
                                                                      --------         ---
Minority interests of discontinued operations ..................       (79,013)          -
                                                                      --------           -
                                                                        43,724           -
                                                                      ========         ===

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

5.    NOTES RECEIVABLE

      The notes, carrying interest at commercial rates, are unsecured, receivable from unrelated parties and due in 2004.

6.    INVENTORIES

      Inventories by major categories are summarized as follows:

                                                        2002           2003
                                                        ----           ----
                                                         Rmb            Rmb
Raw materials ...................................      344,300           -
Work-in-progress ................................       21,985           -
Finished goods ..................................      442,039           -
                                                      --------         ---
Total ...........................................      808,324           -
Less: Inventories of discontinued operations.....     (210,999)          -
                                                      --------         ---
                                                       597,325           -
                                                      ========         ===

7.    MARKETABLE SECURITIES

      As of December 31, 2002, trading securities comprised municipal bonds in the PRC of which Rmb170 each was redeemed at its par value in fiscal 2002 resulting in no gain or loss on redemption.

   (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA
                          AND UNLESS OTHERWISE STATED)

8.    INVESTMENTS IN AND ADVANCES TO AFFILIATES

      WING ON:

      In April 2002, Million Good subscribed for 4,800,000,000 new ordinary shares of HK$0.01 each ("Subscription Shares") in Wing On, representing approximately 34.6% of the then outstanding share capital of Wing On, at an issue price of HK$0.027 per Subscription Shares for an aggregate subscription price of HK$132,715 (Rmb140,784, including transaction costs of Rmb3,304), pursuant to an agreement entered into in February 2002. Wing On is a Hong Kong based travel company which mainly provides package tours, travel, transportation and other related services. Its shares are listed on the Hong Kong Stock Exchange.

      As part of the acquisition of an equity interest in Wing On, the Company also subscribed for a two-year convertible note (the "Note") issued by Wing On in the principal amount of HK$120,000 (Rmb127,284). In July 2002, the Company exercised certain of its conversion rights under the terms of the Note resulting in the issuance of 1,100,000,000 new ordinary shares of Wing On to Million Good. This additional investment amounted to HK$47,639 (Rmb50,531) which comprised HK$15,373 (Rmb16,306) of the carrying value of the Note (net of unamortized discount on subscription) and the related transfer from derivative instruments of HK$32,266 (Rmb34,225). No conversion rights were exercised by the Company or other convertible note holders during fiscal 2003.

      The excess of the equity in the fair value of net assets of Wing On over Million Good's aggregate investment costs of Rmb150,353 was allocated on a pro rata basis to Wing On's assets pursuant to the rules specified in SFAS No. 141, "Business Combinations" and out of which Rmb102,113 was allocated to assets that are subject to depreciation and amortisation.

      Had the outstanding conversion right of the Note as of December 31, 2002 and 2003 been exercised in full for subscribing shares in Wing On on the date of its subscription, the Company's equity in losses of affiliates for fiscal 2002 and 2003 would have been increased to Rmb123,137 and Rmb165,914, respectively.

      From May through September of 2002, several convertible note holders of Wing On exercised the conversion right of certain of their notes and Wing On also repurchased certain of its ordinary shares through unsolicited block transactions. This resulted in a net dilution of the Company's interest in Wing On and the creation of an "implied sale" of a portion of the Company's investment. In accordance with Staff Accounting Bulletin No. 51 "Accounting for Sales of Stock by a Subsidiary", the Company recorded a net unrealized loss as a reduction of additional paid-in capital totaling Rmb5,622 during the fiscal year 2002. The net unrealized loss represents the difference between the Company's carrying basis and the fair value of the portion of the investment in Wing On deemed to have been sold or acquired. The Company also recorded its share of unrealized loss of Rmb626 in additional paid-in capital as a result of dilution of interest in a subsidiary of Wing On during fiscal 2002.

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

8.    INVESTMENTS IN AND ADVANCES TO AFFILIATES - continued

      HZ:

      In June 2003, the Group entered into a share transfer agreement for the disposition of 25% equity interest in its then 51% owned subsidiary, HZ (which in turn owns 51.24% equity interest of FCJ). HZ and FCJ (hereinafter collectively referred to as "HZ Tire") were major subsidiaries of the Group. The sale was completed in September 2003 and as a result of this disposition, HZ Tire became a major affiliate of the Group. See note 1 for details of HZ and note 21 for segment information of HZ Tire prior to the disposition.

      OTHERS:

      In 1998, an agreement was entered into by HZ with three other PRC enterprises in Hangzhou to establish a Sino-foreign equity joint venture, Hangzhou Sunrise Rubber Co., Ltd. ("Hangzhou Sunrise"), to construct and operate a radial tire factory. The total investment and registered capital of this new joint venture is US$29,980 (Rmb248,000). The equity interest owned by HZ was 49.2% and its investment commitment was satisfied by the contribution of its existing radial tire project under construction into Hangzhou Sunrise. The radial tire factory of Hangzhou Sunrise commenced operations in 2000. As a result of the disposition of the 25% equity interest in HZ, Hangzhou Sunrise ceased to be an affiliate of the Group.

      On August 20, 2001, Sincere Ocean acquired a 33.33% of the outstanding issued share capital of X One Holdings Limited ("X One", formerly known as Yutu Holdings Limited) for a nominal consideration of US$3 (amount as stated) and advanced a shareholder loan of approximately Rmb1,700. During fiscal 2002 and 2003, Sincere Ocean advanced further loans aggregating Rmb4,362 and Rmb884, respectively, to X One to finance its working capital.

      The following table presents summarized comparative financial information for the Company's investments in 50% or less owned investments, over which the Company has the ability to exercise significant influence but does not control, which are accounted for using the equity method:

                                                                 2001                 2002             2003
                                                                 ----                 ----             ----
                                                                 Rmb                  Rmb              Rmb
Revenues.............................................           127,612            1,603,559        5,307,123
Operating loss.......................................            (7,148)            (258,975)         (83,656)
Net loss.............................................            (7,583)            (323,191)        (355,237)
Current assets.......................................            31,939              671,185        2,106,765
Non-current assets...................................           479,557            1,416,045        1,575,892
Current liabilities..................................           183,369              735,234        2,277,462
Non-current liabilities..............................            96,153              511,772          326,991
Shareholders' equity.................................           231,974              840,224        1,027,988

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

8.       INVESTMENTS IN AND ADVANCES TO AFFILIATES - continued

         Advances to the affiliates are Rmb49,368 and Rmb90,644 as adjusted for the equity method loss of RmbNil and Rmb60,898 as of December 31, 2002 and 2003, respectively. As of December 31, 2003, other than aggregated advances to an affiliate of Rmb90,510 as adjusted for the equity method loss of Rmb60,898 which bear interest at Hong Kong Prime Rate, the amounts are interest free. Advances to affiliates are repayable upon demand; however, the Company will not require repayment prior to June 2005. An allowance relating to these advances amounting to Rmb4,451 was charged to income as a component of selling, general and administrative expenses for fiscal 2002 and no such allowance was maintained and charged to income for fiscal 2001 and 2003.

         Equity ownership percentages for these affiliates are presented below:

                                                             Place of
                                                          incorporation/
AFFILIATE                                                  registration                2002                2003
---------                                                 --------------               ----                ----
Wing On.............................................        Bermuda                   32.21%              32.21%
Hangzhou Sunrise....................................        PRC                       49.20%                -
X One...............................................        Hong Kong                 33.33%              33.33%
HZ..................................................        PRC                           -                  26%

9.       LOAN RECEIVABLE

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

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

9.       LOAN RECEIVABLE - CONTINUED

         A judgement of the Proceedings (the "Judgement") was obtained on March 31, 2000 that the joint venture agreement of CQ was approved to be terminated and CQ is to be liquidated in accordance with the relevant rules and regulations of the PRC. Under the Judgement, the Company was entitled to damages (the "Damages") of approximately Rmb15,796 and Chongqing Factory was discharged from other claims lodged by the Company. The Damages were required to be paid to the Company within 45 days from the date of the Judgement. In view of the expected long duration of and the uncertainty of amounts to be recovered from the liquidation of CQ and after taking into consideration the compensation for financial losses to be paid by Chongqing Factory, the Directors of the Company made an aggregate provision against the outstanding principal balance of the Loan of approximately Rmb34,935 up to fiscal 1999.

         Subsequent to the Judgement, Rmb200 was recovered from Chongqing Factory in early 2001. Accordingly, the remaining balance of the Loan as of December 31, 2000, other than the Rmb200 recovered in early 2001, was fully provided for and this provision amounting to Rmb14,962 was included in the consolidated statement of operations for the year ended December 31, 2000.

         In fiscal 2001, the Company had recovered a total amount of Rmb10,000 for the loan of which Rmb9,800 was recorded as a non-operating income. The Directors of the Company believe that no further amount of significance will be recovered from Chongqing Factory.

10.      CONVERTIBLE NOTE RECEIVABLE FROM AN AFFILIATE, NET

         As of December 31, 2002 and 2003, the Note consisted of Rmb53,339 and Rmb81,448, respectively, principal amount, net of unamortized discount on subscription of the Note. The Note bears interest at a rate of 2% per annum payable semi-annually in arrears. The Company has a right to convert the Note into ordinary shares of Wing On at a rate per share equal to HK$0.032, subject to adjustments, at any time prior to the Note's maturity date, which will be two years from the date the Note is issued.

         In accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended, the conversion option element of the Note is an embedded derivative instrument and has to be measured at fair value when initially recorded and at subsequent reporting dates. The fair value of this conversion option, representing a discount on subscription of the Note, was estimated using the Black-Scholes option pricing model at the date of subscription of the Note, and as of December 31, 2002 and 2003, at approximately Rmb79,553, RmbNil and RmbNil, respectively. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2002 (see note 8), was an expense of approximately Rmb45,328 and had been recognized in the consolidated statement of operations for fiscal 2002.

         See note 24 for details of a significant subsequent event on convertible note receivable.

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

11.      PROPERTY, PLANT AND EQUIPMENT

                                                                                     2002                  2003
                                                                                     ----                  ----
                                                                                     Rmb                   Rmb
Property, plant and equipment consists of the following:

At cost:

Buildings and land use rights..............................................          299,166                 -
Machinery and equipment....................................................          767,811                 -
Motor vehicles.............................................................           24,109                 -
Furniture, fixtures and office equipment...................................           32,893                 -
Construction-in-progress...................................................          103,047                 -
                                                                                   ---------                --

Total......................................................................        1,227,026                 -
Less: Accumulated depreciation and amortization............................         (604,059)                -
                                                                                   ---------                --

Total net book value.......................................................          622,967                 -
Less:   Property, plant and equipment of discontinued
          operations.......................................................         (153,273)                -
                                                                                   ---------                --
                                                                                     469,694                 -
                                                                                   =========                ==

12.      BANK LOANS

         As of December 31, 2002 and 2003, Rmb16,000 and RmbNil of the long-term bank loans were guaranteed by third parties, respectively, including amount relating to discontinued operations of Rmb16,000 and RmbNil, respectively. Rmb20,000 and RmbNil of the long-term bank loans as of December 31, 2002 and 2003, respectively, were also guaranteed by related companies. Long-term bank loans bear fixed interest rates and had average annual interest rates of approximately 7.46% in 2001 and 7.86% in 2002.

         Short-term bank loans included United States dollar loans of US$84,743 (Rmb701,672) and US$Nil as of December 31, 2002 and 2003, respectively.

         As of December 31, 2002 and 2003, Rmb683,106 and RmbNil of the short-term bank loans were guaranteed by related companies, respectively, including amount relating to discontinued operations of Rmb93,000 and RmbNil, respectively. As of December 31, 2002, Rmb7,500 of the short-term bank loans were also guaranteed by third parties. Short-term bank loans of Rmb127,700 and RmbNil were secured by buildings and equipment of two of the PRC entities as of December 31, 2002 and 2003, respectively, including Rmb70,700 and RmbNil relating to discontinued operations, respectively. The short-term bank loans carried fixed interest rates and the average annual interest rates were approximately 6.95% in 2001 and 5.11% in 2002.

   (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA
                          AND UNLESS OTHERWISE STATED)

12.      BANK LOANS - CONTINUED

         In addition to the above loan facilities provided by banks, the Group had available import credit facilities amounting to Rmb124,200 in 2002 and RmbNil in 2003, of which Rmb70,794 in 2002 and RmbNil in 2003 had been utilized. The Group also had available letters of credit facilities which were secured by bank deposits of the Group of Rmb16,178 in 2002 and RmbNil in 2003; no facilities were utilized as of December 31, 2002 and 2003. Interest rates were generally based on the banks' best lending rates plus 1% to 2% per annum, subject to fluctuations at the banks' discretion. The banking facilities were subject to annual review by the banks.

13.      PROVISION FOR INCOME TAXES

         The components of profit (loss) from continuing operations before income taxes and minority interests are as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                                --------------------------------------------------
                                                                  2001                 2002                 2003
                                                                  ----                 ----                 ----
                                                                  Rmb                  Rmb                   Rmb
The PRC..............................................            60,471              154,900               117,650
All other jurisdictions..............................             7,836             (131,045)             (160,268)
                                                                -------             --------              --------
                                                                 68,307               23,855               (42,618)
                                                                =======             ========              ========

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

         Except as stated in the following paragraphs, the Group's PRC entities and other subsidiaries are subject to income taxes calculated at tax rates (ranging from 15% to 44%) on the taxable income as reported in the statutory financial statements adjusted for taxation based on tax laws prevailing at their respective places of incorporation and operations.

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

13.      PROVISION FOR INCOME TAXES - continued

         In accordance with the relevant income tax laws applicable to Sino-foreign joint ventures in the PRC, the Group's PRC entities, other than FCJ, having a joint venture term of not less than 10 years and engaging in production industries, are fully exempt from the Chinese State unified income tax for two years starting from the first profit-making year (after utilization of available accumulated losses carried forward), followed by a 50% reduction of the Chinese State unified income tax for the next three years thereafter ("tax holiday"). In accordance with the same tax laws, the PRC entities, other than FCJ, are also exempt from the PRC local income tax. Accumulated losses brought forward by the PRC entities, not exceeding a period of five years, can be offset against the profits to arrive at the assessable profits for income tax computation purposes. A summary of the tax concessions available to the PRC entities for fiscal 2001 and 2002 is as follows:

                   CHINESE STATE
                      UNIFIED      CHINESE LOCAL        CONCESSION FROM            CONCESSION               YEAR OF
                    INCOME TAX      INCOME TAX           CHINESE STATE            FROM CHINESE            COMMENCEMENT
PRC ENTITIES         RATE (%)        RATE (%)          UNIFIED INCOME TAX       LOCAL INCOME TAX        OF TAX HOLIDAY
-------------      --------------  -------------       ------------------       ----------------        --------------
HZ                      15.0            1.5            None                  Full exemption for               1993
                                                                               10 years starting from
                                                                               the commencement
                                                                               of tax holiday

DH                      24.0            3.0            None                  Same as HZ                       1992

YC                      24.0            3.0            Specifically allowed  Full exemption for               1994
                                                         to extend the         6 years starting from
                                                         50% reduction         commencement of
                                                         for 2001              tax holiday followed
                                                                               by a 50% reduction
                                                                               for the next 4 years
                                                                               thereafter

FCJ                     30.0            3.0            None                  None                             N/A

         During fiscal 2003, the PRC entities are not entitled to any tax concessions as all tax concession periods have expired. During fiscal 2001 and 2002, if the PRC entities were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expenses of Rmb1,174 and Rmb1,960, the consolidated net loss would have been increased by Rmb599 and Rmb1,000, and basic and diluted net loss per share would have been increased to Rmb15.08 and Rmb29.03 for the years ended December 31, 2001 and 2002, respectively.

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

13.      PROVISION FOR INCOME TAXES - continued

         The PRC entities are required to provide for VAT and CT which are the principal taxes on the sales of tangible goods and the provision of certain specified services. The general VAT rate applicable to the PRC entities is 17% while CT is calculated at 10% on the domestic sales amount, except that the 10% CT on radial tire products was abolished since January 1, 2001. VAT and CT are recognized on an accrual basis and sales are recorded net of these taxes.

         The reconciliation of the effective income tax rate based on profit
(loss) from continuing operations before income taxes and minority interests stated in the consolidated statements of operations to the statutory income tax rates in Hong Kong, the PRC and the United States is as follows:

                                                                    2001              2002                 2003
                                                                    ----              ----                 ----
                                                                    Rmb               Rmb                  Rmb
Weighted average statutory tax rates.................               15%                17%                   18%
Effect of tax holiday................................               (1%)               (8%)                   -
Permanent differences relating to non-taxable
  income and non-deductible expenses.................                1%                74%                  (39%)
Valuation allowance..................................              (11%)               (5%)                  (7%)
Others...............................................                -                 (4%)                   3%
                                                                ------              -----                 -----
Effective tax rate...................................                4%                74%                  (25%)
                                                                ======              =====                 =====

         Provision for income taxes consists of:

                                                                 2001                  2002                  2003
                                                                 ----                  ----                  ----
                                                                  Rmb                   Rmb                  Rmb
Current..............................................            10,581               23,847                13,732
Deferred.............................................              (889)              (5,071)               (3,140)
Adjustment of valuation allowance....................            (7,238)              (1,079)                    -
                                                                -------              -------               -------
                                                                  2,454               17,697                10,592
                                                                =======              =======               =======

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

13.      PROVISION FOR INCOME TAXES - continued

         The tax impact of temporary differences gives rise to the following deferred tax assets (liabilities):

                                                                                       2002                  2003
                                                                                       ----                  ----
                                                                                       Rmb                   Rmb
Allowance for doubtful receivables.........................................            9,931                     -
Allowance for inventory obsolescence.......................................              508                     -
Provision for warranty expenses............................................            3,911                     -
Impairment loss provision for long-lived assets............................              297                     -
Depreciation...............................................................            3,586                     -
Tax losses carried forward.................................................           16,562                16,562
Others.....................................................................              519                     -
Valuation allowance for deferred tax assets................................          (21,037)              (16,562)
                                                                                     -------               -------
                                                                                      14,277                     -
                                                                                     =======               =======

         As of December 31, 2002 and 2003, the tax losses from continuing operations carried forward derived principally from subsidiaries subject to US income tax, which amounted to Rmb16,562 and expire at various times through 2006. The loss carry forwards can only be utilized by the subsidiaries generating the losses. The valuation allowance refers to the portion of the deferred tax assets that are not "more likely than not" going to be realized.

14.      CAPITAL STOCK

         Capital Stock

         Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.

         Share Capital

         The Company was incorporated with an initial share capital of 1,200,000 Common Stock with a par value of US$0.01 each which was later reclassified to Supervoting Common Stock. On May 14, 1993, the authorized share capital of the Company was further increased from US$12 to US$700 by the creation of 50,000,000 shares of Common Stock of par value US$0.01 each and 18,800,000 shares of Supervoting Common Stock of par value US$0.01 each. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 Common Stock reclassified to Supervoting Common Stock) were issued to the ultimate parent company of the Company as a consideration for the transfer of two PRC entities to the Company and on June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share.

         There were no movements in share capital of the Company during fiscal 2001, 2002 or 2003.

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

15.      STOCK OPTIONS

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

         A summary of stock options activity during the three years ended December 31, 2001, 2002 and 2003 is as follows:

                                                                                                           WEIGHTED
                                                                                                            AVERAGE
                                                                                    NUMBER OF              EXERCISE
                                                                                     SHARES                  PRICE
                                                                                    ---------              --------
                                                                                                              US$
Outstanding at January 1, 2001.............................................          239,990                 6.76
Lapsed.....................................................................         (219,990)                6.47
                                                                                    --------
Outstanding at December 31, 2001 and 2002..................................           20,000                 9.94
Lapsed.....................................................................          (20,000)                9.94
                                                                                    --------
Outstanding at December 31, 2003...........................................                -
                                                                                    ========

         No stock options were granted in fiscal 2001, 2002 or 2003.

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

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

16.      OBLIGATIONS AND COMMITMENTS

         As of December 31, 2002 and 2003, the Group had outstanding capital commitments for construction of factory premises and purchases of equipment amounting to approximately Rmb219,945 and RmbNil, respectively, including commitments of subsidiaries classified as discontinued operations amounting to Rmb61,913 and RmbNil, respectively.

         The Group leases certain of its warehouses under non-cancellable operating leases expiring at various dates through 2008. Rental expense under operating leases was Rmb5,156, Rmb4,397 and Rmb2,250 for the years ended December 31, 2001, 2002 and 2003, respectively, including amount relating to discontinued operations of Rmb1,811, RmbNil and RmbNil, respectively.

         As of December 31, 2003, the Group's subsidiaries with continuing operations and the subsidiaries classified as discontinued operations did not have any significant commitments under operating leases.

         The Company also records an estimate of the product warranty obligation at the time of sale based on the Company's historical experience. Changes in product warranty provision are as follows:

                                                CONTINUING OPERATIONS                  DISCONTINUED OPERATIONS
                                           --------------------------------       --------------------------------
                                            2001         2002          2003         2001        2002         2003
                                            ----         ----          ----         ----        ----         ----
                                            Rmb          Rmb           Rmb          Rmb         Rmb          Rmb
Balance at beginning of year...            13,130       19,972       23,720       14,632       18,000       13,337
Warranties paid................           (45,057)     (56,183)     (46,019)     (37,125)      (9,988)           -
Warranty provision.............            51,899       59,931       66,799       45,697        5,325            -
Eliminated on disposition of
  business components..........                 -            -      (44,500)      (5,204)           -      (13,337)
                                          -------      -------      -------      -------       ------      -------
Balance at end of year.........            19,972       23,720            -       18,000       13,337            -
                                          =======      =======      =======      =======       ======      =======

17.      DISTRIBUTION OF PROFIT

         Dividends from the PRC entities will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2002, the Company's subsidiaries in the PRC had an aggregate accumulated deficit of Rmb137,229, as reported in their statutory financial statements, including deficit of Rmb269,972 of the PRC entities classified as discontinued operations. As of December 31, 2003, the Company had no subsidiaries established in the PRC and the Company's affiliates in the PRC had an aggregate accumulated deficit of Rmb106,454 as reported in their statutory financial statements.

         The Company proposed and paid dividends of US$180 (Rmb1,493), US$Nil and US$Nil for the years ended December 31, 2001, 2002 and 2003, respectively, on the outstanding Supervoting Common Stock and Common Stock.

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

18.      RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

(a)      DUE FROM/TO RELATED COMPANIES

         The amounts due from related companies primarily arise from sales of tires and are unsecured, non-interest bearing and repayable at the end of credit periods granted ranging from 90 days to 180 days. Historically, the Company has not experienced losses related to these receivables with the exception of an allowance for doubtful accounts amounting to Rmb27,000 charged to the consolidated statement of operations during fiscal 2001. The management reviewed the recoverability of these receivables during fiscal 2002 and recognized a net recovery of Rmb5,016 in the consolidated statement of operations for fiscal 2002.

         As of December 31, 2002, the loans from related companies represented funds advanced to the Company and were unsecured, non-interest bearing and had no fixed repayment terms. As of December 31, 2003, the Company had no amounts due from/to related companies as a result of the disposition of its subsidiaries in the PRC.

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

(c)      MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT

         Pursuant to a management and administrative services agreement between the Company and the ultimate parent company in 1993 and renewed in 1997 and 2000, for a term of three years, the ultimate parent company will provide certain management services to the Company for an annual fee of US$30 (Rmb248). In addition, the Company has agreed to reimburse the ultimate parent company for administrative services of approximately Rmb4,127, Rmb4,731 and Rmb5,708 for the years ended December 31, 2001, 2002 and 2003, respectively, rendered on behalf of the Company on a cost plus 5% basis.

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

18.      RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - continued

         (d)      SALES TO/PURCHASES FROM RELATED PARTIES

         HZ recorded sales to related companies of approximately Rmb184,202, Rmb209,112 and Rmb194,971 that have been reflected in the Company's consolidated financial statements for the years ended December 31, 2001, 2002 and 2003, respectively.

         HZ paid subcontracting charges to an affiliate of approximately Rmb127,989, Rmb199,373 and Rmb277,470 for tire processing that have been reflected in the Company's consolidated financial statements for the years ended December 31, 2001, 2002 and 2003, respectively.

         These transactions were carried out after negotiations between HZ and the respective related companies in the ordinary course of business and on the basis of the estimated market value as determined by the management of HZ.

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

         (f)      CONTINGENT LIABILITIES

         As of December 31, 2002, HZ had undertaken to guarantee, without charge, certain bank loan facilities of approximately Rmb160,000 granted by certain banks to an affiliate in the PRC.

         (g)      LOAN GUARANTEES PROVIDED BY RELATED COMPANIES

         Certain parties guaranteed certain of the Group's bank borrowings at no cost to the Company as of December 31, 2002. Details of the borrowings are shown in note 12.

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

19.      DUE FROM/TO CHINESE JOINT VENTURE PARTNERS

         (i) As of December 31, 2002, the amounts due from Chinese joint venture partners represented:

              (a) advances made from FCJ to the Chinese joint venture partner; and

              (b) payment of various operating expenses by HZ and FCJ on behalf of their Chinese joint venture partners.

         These amounts were unsecured, non-interest bearing and had no fixed repayment terms.

         (ii) As of December 31, 2002, the amounts due to Chinese joint venture partners represented:

              (a) the excess of the book value of the net assets contributed by the Chinese joint venture partners upon the formation of FCJ over their shares of the registered capital of these joint venture enterprises;

              (b) other working capital assets, consisting primarily of inventories, property, plant and equipment, less accounts payable and bank loans of the Chinese joint venture partners, loaned to the FCJ by the Chinese joint venture partners; and

              (c) advances provided by the Chinese joint venture partners to FCJ to finance their working capital requirements.

These amounts were unsecured and had no stipulated fixed repayment dates. Interest was charged on Rmb3,000 of the outstanding balance due to a Chinese joint venture partner of a subsidiary classified as discontinued operations at its effective cost of borrowing of 6.1% per annum for the year ended December 31, 2002. The remaining outstanding balances are non-interest bearing.

As of December 31, 2003, the Company had no amounts due from/to Chinese joint venture partners as a result of the Company's disposition of a subsidiary during fiscal 2003.

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

20.      STAFF RETIREMENT PLANS

         All of the Chinese employees of the PRC entities are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 20% to 23.5% of average monthly salaries for the years ended December 31, 2001, 2002 and 2003. The expenses reported in the consolidated statements of operations related to these arrangements were Rmb21,438, Rmb26,549 and Rmb17,940 for the years ended December 31, 2001, 2002 and 2003, respectively.

         Certain PRC entities and their employees are also required to contribute 5% of the monthly salaries to designated bank accounts opened by these subsidiaries under a regulation implemented by certain PRC municipal governments. Upon resignation or retirement of the employees, they are entitled to withdraw the principal and related interest from these bank accounts to purchase housing. These bank deposits cannot be withdrawn for other uses by these PRC entities. As of December 31, 2002 and 2003, such restricted bank deposits amounted to Rmb10,005 and RmbNil, respectively.

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

21.      SEGMENT INFORMATION

         The Group operates principally in the tire manufacturing industry and has only one reportable segment for continuing operations based on HZ Tire, the Company's major PRC entities operating in Hangzhou. This reportable segment is a strategic business unit and is managed separately. The accounting policies of this segment are the same as those described in the summary of significant accounting policies. All intercompany transactions have been eliminated.

         The remaining segment includes other subsidiaries of the Company except for DH, SD, YT and YC which are presented separately under the discontinued operations segment. Corporate identifiable assets include primarily cash and goodwill. The chief operating decision maker evaluates the operating income of each segment in assessing performance and allocating resources between segments.

                                                                                  2001
                                                      -------------------------------------------------------------
                                                                                                       DISCONTINUED
                                                                   CONTINUING OPERATIONS                OPERATIONS
                                                      -------------------------------------------------------------
(Rmb)                                                 HZ TIRE      OTHERS       CORPORATE     TOTAL
                                                      ---------    -------      --------    ---------
Revenues.......................................       2,087,885          -             -    2,087,885    1,066,083
Depreciation and amortization..................          54,606          -           370       54,976       63,423
Impairment loss provision for long-lived
  assets.......................................               -          -             -            -       50,133
Impairment loss provision for goodwill.........               -          -             -            -        4,023
Provision for an amount due from
  a related company............................          27,000          -             -       27,000            -
Operating income (loss)........................         101,878       (315)      (12,102)      89,461     (182,847)
Recovery of impairment loss on
  loan receivable..............................               -          -         9,800        9,800            -
Equity in losses of affiliates.................           2,486          -             -        2,486            -
Loss on disposition of discontinued
  components...................................               -          -             -            -       28,588
Capital expenditures...........................         123,876          -             -      123,876       30,309
Identifiable assets............................       1,545,627    231,955       106,867    1,884,449    1,094,516
Included in identifiable assets above are
  the following:
  - Investments in and advances to affiliates           102,022          -             -      102,022            -
  - Deferred income taxes assets...............           8,127          -             -        8,127            -

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

21.      SEGMENT INFORMATION - continued

                                                                                     2002
                                                      --------------------------------------------------------------------
                                                                                                              DISCONTINUED
                                                                   CONTINUING OPERATIONS                       OPERATIONS
                                                      --------------------------------------------------------------------
(Rmb)                                                  HZ TIRE         OTHERS       CORPORATE     TOTAL
                                                       -------         ------       ---------     -----
Revenues .........................................    2,610,076             -             -     2,610,076       621,653
Depreciation and amortization ....................       63,687             -             -        63,687        42,328
Impairment loss provision for long-lived
  assets .........................................            -             -             -             -       291,648
Change in fair value of call option ..............            -       (45,328)            -       (45,328)            -
Operating income (loss) ..........................      188,429        (4,854)      (11,479)      172,096       (70,965)
Equity in (earnings) losses of affiliates ........       (3,591)       93,111             -        89,520             -
Gain on disposition of discontinued
  components .....................................            -             -             -             -        20,144
Capital expenditures .............................      210,264             -             -       210,264        77,272
Identifiable assets ..............................    1,969,286       148,181        44,345     2,161,812       718,868
Included in identifiable assets above are
  the following:
  - Investments in and advances to affiliates ....      137,156        95,826             -       232,982             -
  - Deferred income taxes assets .................       14,277             -             -        14,277             -

                                                                                    2003
                                                      --------------------------------------------------------------------
                                                                                                              DISCONTINUED
                                                                   CONTINUING OPERATIONS                       OPERATIONS
                                                      --------------------------------------------------------------------
(Rmb)                                                  HZ TIRE         OTHERS       CORPORATE     TOTAL
                                                       -------         ------       ---------     -----
Revenues .........................................    2,808,369             -             -     2,808,369            -
Depreciation and amortization ....................       50,889             -             -        50,889            -
Operating income (loss) ..........................      121,849          (456)      (20,647)      100,746            -
Equity in (earnings) losses of affiliates ........      (15,120)      135,337             -       120,217            -
Loss on disposition of discontinued
  components .....................................            -             -             -             -       (7,017)
Capital expenditures .............................      256,872             -             -       256,872            -
Identifiable assets ..............................      176,547       267,354        22,996       466,897            -
Included in identifiable assets above are
  the following:
  - Investments in and advances to affiliates ....      176,547        90,510             -       267,057            -
  - Deferred income taxes assets .................            -             -             -             -            -

         Revenues of the Group are primarily derived from sales of tires and their geographical analysis of revenues is as follows:

                                                CONTINUING OPERATIONS               DISCONTINUED OPERATIONS
                                        -----------------------------------    ---------------------------------
                                                YEAR ENDED DECEMBER 31,              YEAR ENDED DECEMBER 31,
                                           2001         2002        2003           2001         2002        2003
                                           ----         ----        ----           ----         ----        ----
                                           Rmb          Rmb          Rmb           Rmb          Rmb         Rmb
PRC............................         1,632,962    2,061,236    2,248,825      818,269      422,878         -
Middle East Countries..........           112,540      165,664      101,718       17,783       99,682         -
US and Canada..................            70,486      137,933      143,054       86,326       67,178         -
Others.........................           271,897      245,243      314,772      143,705       31,915         -
                                        ---------    ---------    ---------    ---------    ---------      ----
                                        2,087,885    2,610,076    2,808,369    1,066,083      621,653         -
                                        =========    =========    =========    =========    =========      ====

         Identifiable assets of the Group are principally located in the PRC.

 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

22.      OTHER SUPPLEMENTAL INFORMATION

         The following items are included in the consolidated statements of operations:

                                                CONTINUING OPERATIONS         DISCONTINUED OPERATIONS
                                            ----------------------------    -------------------------
                                                YEAR ENDED DECEMBER 31,       YEAR ENDED DECEMBER 31,
                                             2001       2002       2003       2001     2002     2003
                                             ----       ----       ----       ----     ----     ----
                                             Rmb        Rmb        Rmb        Rmb      Rmb      Rmb
Foreign exchange losses (gain), net ....       466      (152)    (1,810)       220       153     -
Sales taxes ............................    47,981    40,639     48,954     63,081    33,137     -
Shipping and handling costs ............    67,942    62,707     80,296     49,970    34,072     -

23.      LEGAL PROCEEDINGS

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

(AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/SHARE OPTION DATA AND
                            UNLESS OTHERWISE STATED)

24.      SUBSEQUENT EVENTS

         On January 13, 2004 and March 17, 2004, Wing On entered into agreements with the Company and another holder of its convertible notes in relation to the issuance of new convertible notes, whereby Wing On would issue new convertible notes to the Company for HK$155,000 (Rmb165,183), of which HK$84,800 (Rmb89,956) will be settled by the cancellation of the Company's current convertible notes of Wing On (the "Old Notes")and the remaining balance will be satisfied in cash by the Company. The new convertible notes entitles the Company to convert into new shares of Wing On during a period of three years from the date of issue, at an initial conversion price of HK$0.02 per share, subject to adjustments. On June 8, 2004, these agreements were approved by Wing On's shareholders that do not own the Old Notes.

         On June 16, 2004, the Group entered into a conditional agreement to purchase real estate properties for Rmb450 million.

                   CHINA ENTERPRISES LIMITED AND SUBSIDIARIES

                SCHEDULE VIII - VALUATION AND QUALIFYING ACCOUNTS

                             (Renminbi in thousands)

                                                      CONTINUING OPERATIONS                       DISCONTINUED OPERATIONS
                                        BALANCE AT                              BALANCE  BALANCE AT
                                        BEGINNING                     SALE OF   AT END   BEGINNING              SALE OF  BALANCE AT
                                         OF YEAR   ADDITIONS RECOVERY BUSINESS  OF YEAR   OF YEAR   ADDITIONS  BUSINESS  END OF YEAR
Year ended December 31, 2001:-
Allowance for doubtful receivables ....   63,624         -   (10,668)       -   52,956    130,676     42,790   (38,366)   135,100
Valuation allowance for deferred
        tax assets(1) .................   29,354         -    (7,238)       -   22,116    117,697     50,366   (19,040)   149,023
Impairment loss provision (recovery)
        on loan receivable ............   56,766         -    (9,800)       -   46,966          -          -         -          -
Provision for an amount due from a
        related company ...............        -    27,000         -        -   27,000          -          -         -          -

Year ended December 31, 2002:-
Allowance for doubtful receivables ....   52,956         -    (1,982)       -   50,974    135,100      4,515    (6,511)   133,104
Valuation allowance for deferred
        tax assets(1) .................   22,116         -    (1,079)       -   21,037    149,023    (19,804)  (70,662)    58,557
Impairment loss provision on loan
        receivable ....................   46,966         -         -        -   46,966          -          -         -          -
Provision (recovery) for an amount
        due from a related company        27,000         -    (5,016)       -   21,984          -          -         -          -

Year ended December 31, 2003:-
Allowance for doubtful receivables ....   50,974         -         -  (50,974)       -    133,104          -  (133,104)         -
Valuation allowance for deferred
        tax assets(1) .................   21,037         -         -  (21,037)       -     58,557          -   (58,557)         -
Impairment loss provision on loan
        receivable ....................   46,966         -         -        -   46,966          -          -         -          -
Provision for an amount due from a
        related company ...............   21,984         -         -  (21,984)       -          -          -         -          -

Note (1): The deferred tax assets related to the allowances for doubtful receivables, inventory obsolescence, write-down of inventories to net realizable value, provision for warranty expenses, impairment loss provision for long-lived assets, accelerated depreciation allowances and tax losses carried forward are considered not "more likely than not" going to be realized. Accordingly, valuation allowances were set up against these deferred tax assets.

                                ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

EXHIBIT
NUMBER            DESCRIPTION
1                 Memorandum and Articles of Association (incorporated by
                  reference to Exhibit 1 to the Company's Form 20-F for the
                  fiscal year ended December 31, 2001, Document Control Number:
                  02048962)

4(a)1 Contract dated January 8, 2003 between Ningxia Yinchuan Rubber Manufacturing, the Chinese joint venture partner of Yinchuan CSI, as buyer and the Company as seller for the sale of seller's interest in Yinchuan CSI (incorporated by reference to Exhibit 4(a)2 to the Company's Form 20-F for the fiscal year ended December 31, 2002, Document Control Number:
                  3822216)

4(a)2 Contract dated June 15, 2003 between Hangzhou Industrial & Commercial Trust & Investment Co. Ltd. as buyer and the Company as seller for the sale of 25% interests in Hangzhou Zhongce (incorporated by reference to Exhibit 4(a)3 to the Company's Form 20-F for the fiscal year ended December 31, 2002, Document Control Number: 3822216)

4(a)3 Contract dated January 13, 2004 between Wing On and the Company for the issue of 2% convertible note to the Company or its nominee

4(a)4 Contract dated June 16, 2004 between Shanghai Jiu Sheng Investment Company Limited and the Company for the acquisition of the Properties

4(c)4             Executive Share Option Scheme (incorporated by reference to
                  Exhibit 4(c) to the Company's Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

8                 Subsidiaries of the Company

12(1) Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12(2) Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13(1) Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13(2) Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14(1)             Code of Ethics for Chief Executive and Senior Financial
                  Officers

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                            CHINA ENTERPRISES LIMITED
                                  (REGISTRANT)

                            /s/ Chow Chun Man, Jimmy
                          -----------------------------
                              CHOW CHUN MAN, JIMMY
                             Chief Financial Officer

Date: July 22, 2004

                                 EXHIBITS INDEX

EXHIBIT
NUMBER            DESCRIPTION
1                 Memorandum and Articles of Association (incorporated by
                  reference to Exhibit 1 to the Company's Form 20-F for the
                  fiscal year ended December 31, 2001, Document Control Number:
                  02048962)

4(a)1 Contract dated January 8, 2003 between Ningxia Yinchuan Rubber Manufacturing, the Chinese joint venture partner of Yinchuan CSI, as buyer and the Company as seller for the sale of seller's interest in Yinchuan CSI (incorporated by reference to Exhibit 4(a)2 to the Company's Form 20-F for the fiscal year ended December 31, 2002, , Document Control Number:
                  3822216 )

4(a)2 Contract dated June 15, 2003 between Hangzhou Industrial & Commercial Trust & Investment Co. Ltd. as buyer and the Company as seller for the sale of 25% interests in Hangzhou Zhongce (incorporated by reference to Exhibit 4(a)3 to the Company's Form 20-F for the fiscal year ended December 31, 2002, Document Control Number: 3822216)

4(a)3 Contract dated January 13, 2004 between Wing On and the Company for the issue of 2% convertible note to the Company or its nominee

4(a)4 Contract dated June 16, 2004 between Shanghai Jiu Sheng Investment Company Limited and the Company for the acquisition of the Properties

4(c)4             Executive Share Option Scheme (incorporated by reference to
                  Exhibit 4(c) to the Company's Form 20-F for the fiscal year ended December 31, 2001, filed with the Commission on July 12, 2002, Document Control Number: 02048962)

8                 Subsidiaries of the Company

12(1) Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12(2) Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13(1) Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13(2) Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14(1)             Code of Ethics for Chief Executive and Senior Financial
                  Officers