Form 20-F/A
period 2003-12-31
CHINA ENTERPRISES LTD
filed 2005-12-12
CIK 908256

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

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

                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

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

                                      NONE
                                 --------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                   Supervoting Common Stock: 3,000,000 shares
                         Common Stock: 6,017,310 shares


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                                                 [ ] Yes  [X] No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                                                 [ ] Yes  [X] No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or l5(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                 [X] Yes  [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                        [ ] Item 17  [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                                                 [ ] Yes  [X] No

                                EXPLANATORY NOTE

This Amendment to the Annual Report on Form 20-F/A for China Enterprises Limited ("the Company") for the fiscal year ended December 31, 2003, is being filed to amend and restate the items described below contained in the Company's Annual Report on Form 20-F originally filed with the Securities and Exchange Commission ("SEC") on July 22, 2004, as amended on Form 20-F/A filed with the SEC on December 12, 2005.

This Amendment makes changes to Item 3, Key Information, Item 5, Operating and Financial Review and Prospects, Item 18, Financial Statements and Item 19, Exhibits to reflect the restatement of the Company's investment in Wing On Travel (Holdings) Limited ("Wing On") as of December 31, 2003 and its equity in losses of Wing On for the year then ended. Wing On is a Hong Kong based travel company which mainly provides package tours, travel, transportation and other related services. Its shares are listed on the Hong Kong Stock Exchange. When the Company acquired an equity interest in Wing On in 2002, the sum of the amounts assigned to the Company's equity in the assets acquired and liabilities assumed exceeded the Company's cost. The excess was then allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except, financial assets, deferred tax assets and other current assets pursuant to the requirements of Statement of Financial Accounting Standards No. 141, Business Combinations. As a result of this purchase price allocation, the Company has a different basis in the assets of Wing On than that of Wing On. During 2003, Wing On disposed of a substantial part of its non-current assets and when the Company accounted for its equity in the earnings of Wing On, the Company should have computed its gain or loss on the disposal of these non-current assets using its adjusted basis in these assets.

The Company has determined that the resulting error is material and has therefore restated its consolidated financial statements for the year ended December 31, 2003, which were originally filed with the Company Form 20-F filed on July 22, 2004.. As a result of the restatement, the consolidated balance sheet now reflects the Company's investment in affiliates of Rmb309,826,000 as of December 31, 2003, which represents an increase of Rmb42,769,000 (previously reported as Rmb267,057,000) and has restated its equity in losses of affiliates to Rmb77,448,000 for the year then ended, which represents a reduction in the its equity in losses of affiliates of Rmb42,769,000. The net loss as previously stated was Rmb107,310,000, adjusting for the error of Rmb 42,769,000, the restated net loss is Rmb 64,541,000. The basic loss per share previously reported of Rmb 11.90, has been restated to Rmb 7.16. Shareholder's equity was previously reported of Rmb430,056,000, which, after being adjusted for the error of Rmb 42,769,000, has been restated to Rmb472,825,000.

The Company has included in this amendment the full text of Item 3 of the Form 20-F originally filed on July 22, 2004 in accordance with Rule 12b-15 of the Exchange Act. Rule 12b-15 requires that the full text of any item amended be included in any amendment to an annual report. As a result of the restatement, the following material in Item 3 has been modified in this amendment to accurately reflect the Company's financial results as of and for the year ended 2003: the Selected Financials and the first risk factor relating to the Company's history of net losses and the possibility the Company may not be able to return to profitability. The risk factor, while accurate as to the risk, overstated the Company's net losses as a result of the accounting error. All other risk factors have been reprinted as originally filed on July 22, 2004 and have not been updated from such date.

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

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

(AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, THEIR PAR VALUES AND PER SHARE
DATA)

                                                                  Year ended December 31,
                                                1999       2000        2001       2002            2003
                                                 Rmb        Rmb         Rmb        Rmb        Rmb        US$
                                                                                              (as        (as
                                                                                           restated)* restated)*
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues                                      1,360,298  1,605,842   2,087,885  2,610,076  2,808,369    339,175
Income from operations                            7,267      8,269      89,461    172,096    100,746     12,167
(Loss) profit from continuing operations        (53,651)   (33,803)     36,425    (62,943)   (56,781)    (6,858)
Loss from discontinued operations (a)           (99,545)   (45,581)   (171,784)  (199,838)    (7,760)      (937)
Net loss                                       (153,196)   (79,384)   (135,359)  (262,781)   (64,541)    (7,795)
Net income from operations per share               0.80       0.91        9.92      19.09      11.17       1.35
Basic and diluted (loss) earnings from
   continuing operations per common share (b)     (5.89)     (3.73)       4.04      (6.98)     (6.30)     (0.76)
Basic and diluted loss from discontinued
   operations per common share (a) & (b)         (10.94)     (5.02)     (19.05)    (22.16)     (0.86)     (0.10)
Basic and diluted loss per common share (b)      (16.83)     (8.75)     (15.01)    (29.14)     (7.16)     (0.86)
Weighted-average number of common share
   outstanding (b)                            9,100,000  9,069,956   9,017,310  9,017,310  9,017,310  9,017,310
Dividend declared per common share
 - in Rmb                                          0.66       0.66        0.17          -          -          -
 - in US$                                          0.08       0.08        0.02          -          -          -

CONSOLIDATED BALANCE SHEETS DATA :

Investments in and advances to affiliates*       95,549    105,437     102,022    232,982    309,826     37,418
Total assets                                  3,316,944  3,326,983   2,978,965  2,880,680    509,666     61,554
Shareholders' equity                          1,041,662    952,627     804,197    535,206    472,825     57,105
Supervoting common stock - par value US$0.01
   per share                                        244        244         244        244        244         29
Common stock - par value US$0.01 per share          532        526         526        526        526         64

-------------
* Subsequent to issuance of the 2003 financial statements, the Company determined its previously issued consolidated financial statements for the years ended December 31, 2003 required restatement to correct the Company's investment in affiliates as of December 31, 2003 and its equity in losses of affiliates for the year then ended. When the Company acquired an equity interest in Wing On in 2002, the excess of the equity in the fair value of net assets of Wing On over the Group' aggregate investment cost was allocated on a pro rata basis to Wing On's non-current assets pursuant to SFAS No. 141. As a result, the Company has a different basis in the assets of Wing On than those recorded by Wing On. During 2003, Wing On disposed of a substantial part of its non-current assets and the Company should have computed the gain or loss on the disposal of these non-current assets using the adjusted basis instead of the carrying value in Wing On's books and records. As a result, the Company's investment in affiliates as of December 31, 2003 has been increased by Rmb42,769 and its equity in losses of affiliates for the year then ended has been reduced by Rmb42,769.

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

                                                           YEAR ENDED DECEMBER 31,
                                                        ----------------------------
                                                        1999  2000  2001  2002  2003
(Rmb equivalent of US$1.00)                              Rmb   Rmb   Rmb   Rmb   Rmb
At unified exchange rate
      -  average rate calculated by using the average
         of the exchange rates on the last day of each
         month during each period                       8.28  8.28  8.28  8.28  8.28

      The following table sets forth the high and low exchange rates as of and during the previous six months as follows:

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

RISK FACTORS

The Company Has Incurred Net Losses in Recent Periods and May Not Be Able to Return to Profitability

      During financial years 2001, 2002 and 2003, the Company incurred substantial net losses. For the year ended December 31, 2003, the Company incurred net losses of approximately US$7.8 million. The Company has also accumulated a deficit of approximately US$68.0 million as at December 31, 2003. Under the current economic environment, there is no guarantee that the Company will be able to turn around its business and return to profitability.

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

Weaknesses or Deficiencies in the Company's Internal Controls Could Have a Negative Impact on the Company's Operations and Financial Position

      The Company has not completed a review of its internal control over financial reporting so as to enable it to complete a report of management on such internal control in accordance with rules of the Securities and Exchange Commission which will first be required as part of the Company's Form 20-F for the fiscal year ending December 31, 2005. There can be no assurance that the completion of the review will not disclose a weakness or deficiency in the controls. Any such weakness or deficiency could have a negative effect on the Company's operations and financial position and could require increased costs to remediate.

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

              ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

OVERVIEW

      The following discussion and analysis should be read in conjunction with the restated financial statements and notes thereto contained in "Item 18. Financial Statements" of this Form 20-F/A.

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

      In June 2003, in order to realize part of its investment, the Company entered into a contract to sell a 25% interest in Hangzhou Zhongce on June 15, 2003. The sale was completed in September 2003 and Hangzhou Zhongce became an affiliate of the Group at that time. The Company's Directors considered the disposal as an attractive opportunity for the Company to realize part of its investment. The Company also considered the introduction of an investor in Hangzhou Zhongce to be beneficial to both its future development in the PRC and hence its future value to the Company. The Company consolidated the results of operations of Hangzhou Zhongce for the nine months period end September 30, 2003 and shared equity in earnings of Hangzhou Zhongce for the period from October 1, 2003 to December 31, 2003.

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

    Selected Consolidated Statement of Income Data as a Percentage of Revenue

                                                                  2001               2002         2003 (AS RESTATED)
                                                                --------           --------       ------------------
Revenues:                                                       100.00%            100.00%             100.00%
Cost of revenues                                                (87.98%)           (86.23%)            (89.11%)
Gross Profit                                                     12.02%             13.77%              10.89%
Selling, general and administrative expenses                     (6.44%)            (7.36%)             (7.31%)
Interest income                                                   0.56%              1.55%               0.33%
Interest expenses                                                (1.90%)            (2.07%)             (1.18%)
Provision for income taxes                                       (0.12%)            (0.68%)             (0.38%)
Net loss                                                         (6.48%)           (10.07%)             (2.30%)

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

      Interest expense decreased by 38.8% from Rmb54.0 million for the year 2002 to Rmb33.0 million for the year 2003. This decrease was mainly due to the decrease in loans obtained from third parties during the year and lower interest rates in 2003.

      Loss from continuing operations decreased to Rmb56.8 million in 2003 compared to Rmb62.9 million in 2002. Loss from discontinued operations decreased to Rmb7.8 million in the fiscal year 2003 from Rmb199.8 million in fiscal year 2002 and was mainly contributed by the loss on disposal of Yinchuan CSI and CSI Rubber. The decrease in such loss was due to an impairment write down for long-lived assets of Yinchuan CSI of Rmb174.4 million in 2002 but no similar loss was recognized for the discontinued operations in 2003.

      For the year ended December 31, 2003, the Company recorded a consolidated net loss of Rmb64.5 million. The consolidated net loss decreased by 75.4% compared with Rmb262.8 million in 2002. This improvement resulted mainly from divestitures of non-performing assets and businesses in 2002 and early 2003.

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

IMPACT OF INFLATION

      The Chinese economy experienced an increase in the general price levels in fiscal year 2003. The general deflation rate in China was approximately -3.0%, -0.4% and -0.8% per annum in 1999, 2000 and 2002 respectively, while the inflation rate in China was approximately 0.7% and 1.2% in 2001 and 2003 respectively. As a result of the inflation rate, the Company suffered from the general increase in cost of locally sourced raw materials and operating expenses.

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

      The Company primarily used its cash and cash equivalents, bank loans and the cash flows from operating activities to fund its capital expenditures, investment in and advances to affiliates and subscription of note receivables. Other than the subscription of a new convertible note from Wing On described in
Item 4 of the Form 20-F originally filed with the SEC on July 22, 2004, no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Group had been entered into during the year. In management's opinion, the working capital is sufficient for the Company's present requirements.

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

      In addition, cash and cash equivalents of the Company, including continuing and discontinued operations, decreased from Rmb244.6 million at December 31, 2002 to Rmb63.6 million at December 31, 2003 of which Rmb1.2 million (US$0.14 million) was U.S. dollar deposit.

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

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

                                                                                Payments Due by Period
                                                                                                                   2010
                                                         TOTAL         2004     2005 - 2007     2008 - 2009     AND BEYOND
                                                        -------      -------    -----------     -----------     ----------
CONTRACTUAL OBLIGATIONS OF CONTINUING OPERATIONS        Rmb'000      Rmb'000      Rmb'000         Rmb'000        Rmb'000
Short-Term Debt                                          27,708       27,708         -               -              -
                                                         ------       ------        --              --             --
Total Contractual Cash Obligations                       27,708       27,708         -               -              -
                                                         ======       ======        ==              ==             ==

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

                          ITEM 18. FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements
For the years ended December 31, 2001, 2002 and 2003 (as restated)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm..............................   F-1

Consolidated Financial Statements:

Consolidated Statements of Operations and Comprehensive Loss
  for the years ended December 31, 2001, 2002 and 2003 (as restated).................   F-2

Consolidated Balance Sheets as of December 31, 2002 and 2003 (as restated)...........   F-4

Consolidated Statements of Shareholders' Equity for the years
  ended December 31, 2001, 2002 and 2003 (as restated)...............................   F-6

Consolidated Statements of Cash Flows for the years ended
  December 31, 2001, 2002 and 2003 (as restated).....................................   F-7

Notes to Consolidated Financial Statements (as restated).............................  F-10

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(l). Such United States dollar amounts are presented solely for the convenience of the reader.

As discussed in Note 25, the accompanying 2003 consolidated financial statements have been restated.

DELOITTE TOUCHE TOHMATSU
Hong Kong
April 23, 2004
(June 16, 2004 as to Note 24 and September 2, 2005 as to the effects of the restatement discussed in Note 25)

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

       (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                                  YEAR ENDED DECEMBER 31,
                                                             ---------------------------------------------------------------------
                                                                2001               2002              2003                2003
                                                                ----               ----              ----                ----
                                                                 Rmb                Rmb               Rmb                 US$
                                                                                                 (as restated,       (as restated,
                                                                                                 see Note 25)        see Note 25)
REVENUES:
  - third parties.........................................   1,903,683          2,400,964          2,613,398           315,628
  - related parties.......................................     184,202            209,112            194,971            23,547
                                                            ----------         ----------         ----------          --------

Total (note 21)...........................................   2,087,885          2,610,076          2,808,369           339,175
COST OF REVENUES..........................................  (1,837,000)        (2,250,785)        (2,502,413)         (302,224)
                                                            ----------         ----------         ----------          --------

Gross profit..............................................     250,885            359,291            305,956            36,951
Selling, general and administrative expenses..............    (134,424)          (192,211)          (205,210)          (24,784)
(Provision for) recovery on amounts due from
  related companies (note 18).............................     (27,000)             5,016                  -                 -
                                                            ----------         ----------         ----------          --------

OPERATING INCOME..........................................      89,461            172,096            100,746            12,167
NON-OPERATING INCOME (EXPENSES):
Interest income...........................................      11,687             40,413              9,228             1,114
Interest expenses.........................................     (39,770)           (53,997)           (33,027)           (3,989)
Other (expense) income....................................        (385)               191              1,810               219
Change in fair value of call option (note 10).............           -            (45,328)                 -                 -
Recovery on loan receivable (note 9)......................       9,800                  -                  -                 -
Loss on disposal of a subsidiary (note 3).................           -                  -             (1,158)             (140)
Provision for income taxes (note 13)......................      (2,454)           (17,697)           (10,592)           (1,279)
Equity in losses of affiliates ...........................      (2,486)           (89,520)           (77,448)           (9,354)
Minority interests........................................     (29,428)           (69,101)           (46,340)           (5,596)
                                                            ----------         ----------         ----------          --------

PROFIT (LOSS) FROM CONTINUING OPERATIONS..................      36,425            (62,943)           (56,781)           (6,858)

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of
  applicable income taxes of RmbNil in 2001,
  2002 and 2003 (note 4)..................................    (171,784)          (199,838)            (7,760)             (937)
                                                            ----------         ----------         ----------          --------

NET LOSS..................................................    (135,359)          (262,781)           (64,541)           (7,795)
Other comprehensive income
  - translation adjustments relating to an affiliate......           -                 38              1,636               198
                                                            ----------         ----------         ----------          --------

COMPREHENSIVE LOSS........................................    (135,359)          (262,743)           (62,905)           (7,597)
                                                            ==========         ==========         ==========          ========

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       AND COMPREHENSIVE LOSS - CONTINUED

       (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                                       YEAR ENDED DECEMBER 31,
                                                                  ---------------------------------------------------------------
                                                                     2001             2002            2003             2003
                                                                     ----             ----            ----             ----
                                                                      Rmb              Rmb            Rmb               US$
                                                                                                  (as restated,    (as restated,
                                                                                                  see Note 25)     see Note 25)
BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE
Continuing operations.......................................           4.04            (6.98)           (6.30)           (0.76)
Discontinued operations.....................................         (19.05)          (22.16)           (0.86)           (0.10)
                                                                  ---------        ---------        ---------        ---------

Basic and diluted loss per common share.....................         (15.01)          (29.14)           (7.16)           (0.86)
                                                                  =========        =========        =========        =========

Weighted average number of common shares
  used in the calculation of basic and diluted
  earnings (loss) per common share..........................      9,017,310        9,017,310        9,017,310        9,017,310
                                                                  =========        =========        =========        =========

          See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

      (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND THEIR PAR VALUES)

                                                                                              AS OF DECEMBER 31,
                                                                                ----------------------------------------------
                                                                                   2002           2003             2003
                                                                                   ----           ----             ----
                                                                                   RMB             RMB              US$
                                                                                                (as restated,    (as restated,
                                                                                                see Note 25)     see Note 25)
ASSETS

Current assets:
  Cash and cash equivalents...............................................        140,957           63,623           7,684
  Restricted cash.........................................................         26,183                -               -
  Accounts receivable, net of allowance for doubtful receivables
    of Rmb50,974 in 2002 and RmbNil in 2003...............................        314,183                -               -
  Other receivables.......................................................         39,932            2,697             326
  Inventories (note 6)....................................................        597,325                -               -
  Marketable securities (note 7)..........................................             50                -               -
  Prepaid expenses and other current assets...............................         50,165               20               2
  Due from related companies, net of allowance for doubtful receivables
    of Rmb21,984 in 2002 and RmbNil in 2003 (note 18).....................        112,943                -               -
  Due from ultimate parent company........................................              -            4,030             487
  Notes receivable (note 5)...............................................         25,319           48,016           5,799
  Current assets of discontinued operations (note 4)......................        565,044                -               -
                                                                                ---------          -------          ------

  Total current assets....................................................      1,872,101          118,386          14,298

Investments in and advances to affiliates (note 8)........................        232,982          309,826          37,418
Due from Chinese joint venture partners (note 19).........................          1,150                -               -
Convertible note receivable from an affiliate, net (note 10)..............         53,339           81,448           9,837
Prepayments for equipment.................................................         78,106                -               -
Property, plant and equipment, net (note 11)..............................        469,694                -               -
Deferred income taxes (note 13)...........................................         14,277                -               -
Other assets..............................................................          1,331                6               1
Goodwill..................................................................          3,876                -               -
Non-current assets of discontinued operations (note 4)....................        153,824                -               -
                                                                                ---------          -------          ------

  Total assets............................................................      2,880,680          509,666          61,554
                                                                                =========          =======          ======

      (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND THEIR PAR VALUES)

                                                                                         AS OF DECEMBER 31,
                                                                           -------------------------------------------
                                                                             2002            2003           2003
                                                                             ----            ----           ----
                                                                              Rmb             Rmb            US$
                                                                                         (as restated,   (as restated,
                                                                                         see Note 25)    see Note 25)
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Short-term bank loans (note 12).....................................       659,388               -              -
  Long-term bank loans - current portion (note 12)....................        41,600               -              -
  Other short-term loan payable.......................................             -          27,708          3,346
  Accounts payable....................................................       401,486             311             38
  Other payables......................................................        43,266           1,310            158
  Accrued liabilities.................................................        71,545           4,759            575
  Income taxes payable................................................        13,828               -              -
  Other taxes payable.................................................        16,190           2,753            332
  Current liabilities of discontinued operations
    (note 4)..........................................................       583,460               -              -
                                                                           ---------       ---------        -------

  Total current liabilities...........................................     1,830,763          36,841          4,449
Long-term bank loans, net of current portion
  (note 12)...........................................................        75,000               -              -
Due to Chinese joint venture partners (note 19).......................           150               -              -
Loans from related companies (note 18)................................         1,058               -              -
Non-current liabilities of discontinued operations
  (note 4)............................................................        12,671               -              -
                                                                           ---------       ---------        -------

  Total liabilities...................................................     1,919,642          36,841          4,449
                                                                           ---------       ---------        -------

Minority interests....................................................       346,819               -              -
Minority interests of discontinued operations
  (note 4)............................................................        79,013               -              -
                                                                           ---------       ---------        -------

  Total minority interests............................................       425,832               -              -
                                                                           ---------       ---------        -------

Obligations and commitments (note 16)

Shareholders' equity:
  Supervoting common stock - par value US$0.01 per
    share (20,000,000 shares authorized; 3,000,000
    shares outstanding at December 31, 2002 and 2003) (note 14).......           244             244             29
  Common stock - par value US$0.01 per share
    (50,000,000 shares authorized; 6,017,310
    shares outstanding at December 31, 2002
    and 2003) (note 14)...............................................           526             526             64
  Additional paid-in capital..........................................     1,033,253       1,033,253        124,789
  Dedicated capital...................................................        39,708             524             63
  Accumulated other comprehensive (losses)
    income............................................................          (505)          1,131            137
  Accumulated deficit.................................................      (538,020)       (562,853)       (67,977)
                                                                           ---------       ---------        -------

  Total shareholders' equity..........................................       535,206         472,825         57,105
                                                                           ---------       ---------        -------

  Total liabilities and shareholders' equity..........................     2,880,680         509,666         61,554
                                                                           =========       =========        =======

          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

       (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                                                                 ACCUMULATED
                                              SHARES OF                                                            OTHER
                                             SUPERVOTING  SHARES OF  SUPERVOTING          ADDITIONAL               COMPRE-
                                               COMMON      COMMON      COMMON     COMMON   PAID-IN    DEDICATED    HENSIVE
                                                STOCK       STOCK       STOCK      STOCK   CAPITAL     CAPITAL     LOSSES
                                             -----------  ---------  -----------  ------  ----------  ---------  -----------
                                                                         Rmb        Rmb      Rmb         Rmb         Rmb
Balance at January 1, 2001.................   3,000,000   6,017,310      244        526   1,040,994     36,118       (543)
Net loss...................................           -           -        -          -           -          -          -
Released on disposition of discontinued
  operations...............................           -           -        -          -           -    (11,578)         -
Transfer to dedicated capital..............           -           -        -          -           -     13,009          -
Dividends declared (Rmb0.1655 per share)...           -           -        -          -      (1,493)         -          -
                                              ---------   ---------      ---        ---   ---------    -------      -----

Balance at December 31, 2001...............   3,000,000   6,017,310      244        526   1,039,501     37,549       (543)
Net loss...................................           -           -        -          -           -          -          -
Loss on dilution of interest in an
  affiliate and a subsidiary of an
  affiliate................................           -           -        -          -      (6,248)         -          -
Foreign currency translation adjustment
  relating to an affiliate.................           -           -        -          -           -          -         38
Transfer to dedicated capital..............           -           -        -          -           -      2,159          -
                                              ---------   ---------      ---        ---   ---------    -------      -----

Balance at December 31, 2002...............   3,000,000   6,017,310      244        526   1,033,253     39,708       (505)
Net loss (as restated, see Note 25)........           -           -        -          -           -          -          -
Foreign currency translation adjustment
  relating to an affiliate.................           -           -        -          -           -          -      1,636
Transfer to dedicated capital..............           -           -        -          -           -      3,010          -
Transfer ..................................           -           -        -          -           -    (42,718)         -
Share of dedicated capital of an
  affiliate ...............................           -           -        -          -           -        524          -
                                              ---------   ---------      ---        ---   ---------    -------      -----

Balance at December 31, 2003 (as
  restated, see Note 25)...................   3,000,000   6,017,310      244        526   1,033,253        524      1,131
                                              =========   =========      ===        ===   =========    =======      =====

                                             ACCUMULATED
                                               DEFICIT      TOTAL
                                             -----------  ---------
                                                 Rmb         Rmb
Balance at January 1, 2001.................   (124,712)    952,627
Net loss...................................   (135,359)   (135,359)
Released on disposition of discontinued
  operations...............................          -     (11,578)
Transfer to dedicated capital..............    (13,009)          -
Dividends declared (Rmb0.1655 per share)...          -      (1,493)
                                              --------    --------

Balance at December 31, 2001...............   (273,080)    804,197
Net loss...................................   (262,781)   (262,781)
Loss on dilution of interest in an
  affiliate and a subsidiary of an
  affiliate................................          -      (6,248)
Foreign currency translation adjustment
  relating to an affiliate.................          -          38
Transfer to dedicated capital..............     (2,159)          -
                                              --------    --------

Balance at December 31, 2002...............   (538,020)    535,206
Net loss (as restated, see Note 25)........    (64,541)    (64,541)
Foreign currency translation adjustment
  relating to an affiliate.................          -       1,636
Transfer to dedicated capital..............     (3,010)          -
Transfer ..................................     42,718           -
Share of dedicated capital of an
  affiliate ...............................          -         524
                                              --------    --------

Balance at December 31, 2003 (as
  restated, see Note 25)...................   (562,853)    472,825
                                              ========    ========

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                                          YEAR ENDED DECEMBER 31,
                                                               ---------------------------------------------------
                                                                 2001        2002        2003           2003
                                                               --------    --------   -------------  -------------
                                                                 Rmb          Rmb         Rmb            US$
                                                                                      (as restated,  (as restated,
                                                                                       see Note 25)   see Note 25)
Cash flows from operating activities:
  Net loss ..................................................  (135,359)   (262,781)     (64,541)       (7,795)
  Adjustments to reconcile net loss to net cash
    provided by operating activities:
    Loss (gain) on disposition of discontinued
      components ............................................    28,588     (20,144)       7,017           847
    Loss on disposal of a subsidiary ........................         -           -        1,158           140
    Minority interests ......................................   (57,840)    (76,073)      46,340         5,597
    Change in fair value of call option .....................         -      45,328            -             -
    Equity in losses of affiliates ..........................     2,486      89,520       77,448         9,354
    Deferred income taxes ...................................    (8,127)     (6,150)      (3,139)         (379)
    Impairment loss provision for advances to
      affiliates ............................................         -       4,451            -             -
    Recovery on loan receivable .............................    (9,800)          -            -             -
    Impairment loss provision for long-lived assets .........    50,133     291,648          150            18
    Impairment loss provision for goodwill ..................     4,023           -            -             -
    Provision for (recovery on) amounts due from
      related companies .....................................    27,000      (5,016)           -             -
    Loss (gain) on disposal of property, plant and
      equipment .............................................    21,322        (895)         581            70
    Depreciation and amortization ...........................   118,399     106,015       50,889         6,146
    Amortisation of discount on subscription of
      the convertible note receivable .......................         -     (21,914)      (6,301)         (761)
Changes in operating assets and liabilities
  (net of effects of acquisition and disposition):
    Accounts and other receivables, net .....................   (25,536)    (91,973)     (67,339)       (8,133)
    Inventories .............................................   (48,825)    (97,220)      31,942         3,858
    Prepaid expenses and other current assets ...............     3,910     (21,832)      (4,661)         (563)
    Due from related companies ..............................    32,414     (10,641)       1,495           181
    Other assets ............................................    (1,795)       (223)         194            23
    Accounts payable and other payables .....................   119,352     159,801       35,151         4,245
    Accrued liabilities .....................................    14,880      28,154       14,408         1,740
    Income taxes payable ....................................       182      12,437       (7,087)         (856)
    Other taxes payable .....................................     7,584       9,002       (8,904)       (1,075)
                                                               --------    --------      -------        ------
  Net cash provided by operating activities..................   142,991     131,494      104,801        12,657
                                                               --------    --------      -------        ------

                             (AMOUNTS IN THOUSANDS)

                                                                                   YEAR ENDED DECEMBER 31,
                                                             ---------------------------------------------------------------------
                                                               2001               2002              2003                 2003
                                                             --------           --------         -------------       -------------
                                                               Rmb                Rmb                Rmb                 US$
                                                                                                 (as restated,       (as restated,
                                                                                                  see Note 25)        see Note 25)
Cash flows from investing activities:
  Subscription of a convertible note receivable ..........          -           (127,284)                 -                  -
  Increase in notes receivable ...........................          -           (464,961)          (114,001)           (13,768)
  (Increase) decrease in restricted bank deposits ........    (46,328)            31,596            (14,431)            (1,743)
  Investments in and advances to affiliates, net .........        929           (180,612)          (197,358)           (23,836)
  Purchase of property, plant and equipment .............    (135,212)          (287,536)          (256,872)           (31,023)
  Proceeds from disposal of property, plant and
    equipment ............................................      2,267             77,320              4,601                556
  Proceeds from disposal of trading securities ...........        170                170                  -                  -
  Repayment of loans receivable ..........................     10,000                  -                  -                  -
  Repayment of notes receivable ..........................          -            140,412             91,304             11,027
  (Increase) decrease in due from Chinese joint
    venture partners .....................................    (10,036)             5,356               (200)               (24)
  Acquisition of a subsidiary, net of cash acquired             4,120                  -                  -                  -
  Proceeds from disposal of business
    components, net ......................................      1,734                833           (104,128)           (12,576)
                                                             --------           --------           --------            -------

Net cash used in investing activities ....................   (172,356)          (804,706)          (591,085)           (71,387)
                                                             --------           --------           --------            -------

Cash flows from financing activities:
  Payment of dividends to shareholders ...................     (1,493)                 -                  -                  -
  Payment of dividends to minority interests .............        (66)            (5,801)            (1,527)              (184)
  Net increase in notes payable ..........................          -            299,230                  -                  -
  Increase (decrease) in due to ultimate
    parent company .......................................        424             (1,772)            (4,030)              (487)
  Advance (repayment) of loans from a
    related company ......................................     24,198            (22,809)            (1,058)              (127)
  Increase in short-term bank loans ......................    113,739             84,858            238,498             28,804
  Proceeds of long-term bank loans .......................     68,189            144,410            100,000             12,077
  Repayment of long-term bank loans ......................    (80,000)           (36,000)           (26,600)            (3,213)
  Decrease in due to Chinese joint venture partners           (10,194)           (19,936)                 -                  -
  Payment of capital lease obligations ...................    (18,973)                 -                  -                  -
                                                             --------           --------           --------            -------

Net cash provided by financing activities ................     95,824            442,180            305,283             36,870
                                                             --------           --------           --------            -------

Net increase (decrease) in cash and cash
  equivalents ............................................     66,459           (231,032)          (181,001)           (21,860)
Cash and cash equivalents, beginning of year .............    409,197            475,656            244,624             29,544
                                                             --------           --------           --------            -------

Cash and cash equivalents, end of year ...................    475,656            244,624             63,623              7,684
                                                             ========           ========           ========            =======

                             (AMOUNTS IN THOUSANDS)

                                                                                       YEAR ENDED DECEMBER 31,
                                                                           -------------------------------------------
                                                                            2001         2002        2003        2003
                                                                           ------       -------     ------      ------
                                                                            Rmb           Rmb        Rmb          US$
Supplemental disclosures of cash flow information:
    Cash paid during the year for:
      Interest paid - net of amounts capitalized ....................      49,034        74,873     33,375       4,031
      Net income tax (refunded) paid ................................        (182)       11,410     20,228       2,445
                                                                          =======       =======     ======      ======

Supplemental schedule of non-cash investing and financing activities:
    Assignment of notes receivable to a holder
      of notes payable ..............................................           -       299,230          -           -
    Capital lease obligations incurred ..............................      18,973             -          -           -
    Conversion of convertible note receivable,
      and the related transfer from derivative
      instruments, to equity interest in an affiliate
      (see note 8) ..................................................           -        50,531          -           -
    Long-term advance from a Chinese joint
       venture partner capitalized in a subsidiary ..................      19,600             -          -           -
                                                                          =======       =======     ======      ======

    Details of acquisition:
      Fair value of assets acquired (including cash
        acquired of Rmb4,120) .......................................      50,644             -          -           -
      Minority interests acquired ...................................     (10,058)            -          -           -
      Loan advance capitalized in connection with
        the acquisition .............................................     (10,569)            -          -           -
                                                                          -------       -------     ------      ------

      Liabilities assumed ...........................................      30,017             -          -           -
                                                                          =======       =======     ======      ======

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

1.    ORGANIZATION AND BASIS OF PREPARATION - CONTINUED

      Details of these subsidiaries are summarized as follows:

                                   Capital     Century      Honest        Leading      Million     Sincere     Ventures
                      Container    Canton        Lead         Map         Returns       Good        Ocean      Kingdom
                     ----------- ----------- ----------- ------------- ------------- ----------- ----------- -------------
Legal status         Limited     Same as     Same as     Same as       Same as       Same as     Same as     Same as
                       liability   Container   Container   Container     Container     Container   Container   Container
                       company

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

      (h)   GOODWILL

            The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Prior to January 1, 2002, goodwill was amortized to expense on a straight-line basis over 20 years. As of December 31, 2001, the gross carrying amount of the Company's goodwill was Rmb7,408 and accumulated amortization was Rmb3,532. The amortization expense charged to the consolidated statements of operations during the year ended December 31, 2001 was Rmb891. In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. The Company adopted SFAS No. 142 on January 1, 2002 and discontinued amortization of its existing goodwill. The Company also evaluated goodwill for impairment and determined that no impairment of recorded goodwill was necessary as of January 1, 2002.

            The following transitional disclosure represents the Company's reported and adjusted net loss, and basic and diluted loss per share assuming that SFAS No. 142 had been adopted beginning January 1, 2001:

                                                            YEAR ENDED DECEMBER 31,
                                                    -------------------------------------
                                                      2001           2002          2003
                                                    --------       --------       -------
                                                       Rmb           Rmb           Rmb
Net loss:
As reported (as restated, see Note 25) ...........  (135,359)      (262,781)      (64,541)
Add back: goodwill amortization ..................       891              -             -
                                                    --------       --------       -------

As adjusted ......................................  (134,468)      (262,781)      (64,541)
                                                    ========       ========       =======

Basic and diluted loss per share:
As reported (as restated, see Note 25) ...........    (15.01)        (29.14)        (7.16)
Add back: goodwill amortization ..................      0.10              -             -
                                                    --------       --------       -------

As adjusted ......................................    (14.91)        (29.14)        (7.16)
                                                    ========       ========       =======

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

      (m)   DEDICATED CAPITAL

            In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the PRC entities maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The respective boards of directors of the PRC entities will determine on an annual basis the amount of the annual appropriations to dedicated capital. In 2001, 2002 and 2003, certain PRC entities appropriated 5% respectively of the profits after tax as reflected in their statutory financial statements prepared in accordance with accounting principles generally accepted in the PRC to the general reserve fund, enterprise expansion fund, and/or staff welfare and incentive bonus fund. The general reserve fund is used to offset future extraordinary losses. The PRC entities may, upon resolution passed by the shareholders, convert the general reserve fund into capital. The enterprises expansion fund is used for the expansion of the PRC entities' operation and can be converted to capital subject to approval by the relevant authorities. The staff welfare and incentive bonus fund is used for the collective welfare of the employees of the PRC entities. These reserves represent appropriations of accumulated earnings of determining according to Chinese law and may not be distributed. The Company's proportionate interest in appropriations to the general reserve fund and the enterprise expansion fund are reflected in the consolidated balance sheets under shareholders' equity as dedicated capital; however, the appropriation for the staff welfare and incentive bonus fund is charged to consolidated statements of operations and the unused portion is recorded as a current liability.

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

      Operating results of the discontinued operations are summarized below:

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                     ------------------------------------
                                                                                        2001           2002         2003
                                                                                     ----------      --------      ------
                                                                                         Rmb            Rmb          Rmb
Revenues .......................................................................      1,066,083       621,653           -
                                                                                     ==========      ========      ======
Loss from operations of discontinued components before income taxes and minority interests (including impairment write-downs for those business components of
  Rmb54,156 in 2001, Rmb291,648 in 2002 and RmbNil in 2003, loss on disposition of Rmb28,558 in 2001, gain on disposition of Rmb20,144 in 2002 and loss on disposition of Rmb7,017 in 2003, respectively), net of applicable income tax
  of Rmb26 in 2001, RmbNil in 2002 and 2003 ....................................       (259,052)     (345,012)     (7,760)
Minority interests .............................................................         87,268       145,174           -
                                                                                     ----------      --------      ------
Loss from discontinued operations ..............................................       (171,784)     (199,838)     (7,760)
                                                                                     ==========      ========      ======

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

4.    DISCONTINUED OPERATIONS - CONTINUED

      The components of assets and liabilities of the discontinued operations included in the Company's consolidated balance sheets as of December 31, 2002 and 2003 are summarized below:

                                                                             2002         2003
                                                                             ----         ----
                                                                              Rmb          Rmb
Cash and cash equivalents ............................................      103,667           -
Accounts receivable, net .............................................      234,490           -
Inventories ..........................................................      210,999           -
Prepaid expenses, deferred expenses and other current assets .........       12,014           -
Due from related companies ...........................................        3,874           -
                                                                           --------      ------

  Current assets of discontinued operations ..........................      565,044           -
                                                                           --------      ------

Property, plant and equipment, net ...................................      153,273           -
Other assets .........................................................          551           -
                                                                           --------      ------

  Non-current assets of discontinued operations ......................      153,824           -
                                                                           --------      ------

Short-term bank loans ................................................     (207,080)          -
Long-term bank loans - current portion ...............................      (60,000)          -
Accounts payable .....................................................     (221,389)          -
Other payables .......................................................      (38,472)          -
Accrued liabilities ..................................................      (31,204)          -
Other taxes payable ..................................................      (25,315)          -
                                                                           --------      ------

  Current liabilities of discontinued operations .....................     (583,460)          -
                                                                           --------      ------

Long-term bank loans net, of current portion .........................       (1,319)          -
Due to Chinese joint venture partners ................................      (10,721)          -
Loans from related companies .........................................         (631)          -
                                                                           --------      ------

  Non-current liabilities of discontinued operations .................      (12,671)          -
                                                                           --------      ------

Minority interests of discontinued operations ........................      (79,013)          -
                                                                           --------      ------

                                                                             43,724           -
                                                                           ========      ======

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

5.    NOTES RECEIVABLE

      The notes, carrying interest at commercial rates, are unsecured, receivable from unrelated parties and due in 2004.

6.    INVENTORIES

      Inventories by major categories are summarized as follows:

                                                         2002         2003
                                                         ----         ----
                                                          Rmb          Rmb
Raw materials ....................................      344,300           -
Work-in-progress .................................       21,985           -
Finished goods ...................................      442,039           -
                                                       --------      ------

Total ............................................      808,324           -
Less: Inventories of discontinued operations .....     (210,999)          -
                                                       --------      ------

                                                        597,325           -
                                                       ========      ======

7.    MARKETABLE SECURITIES

      As of December 31, 2002, trading securities comprised municipal bonds in the PRC of which Rmb170 each was redeemed at its par value in fiscal 2002 resulting in no gain or loss on redemption.

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

      The excess of the equity in the fair value of net assets of Wing On over Million Good's aggregate investment costs of Rmb146,552 was allocated on a pro rata basis to Wing On's non-current assets pursuant to the rules specified in SFAS No. 141, "Business Combinations" and out of which Rmb84,538 was allocated to property, plant and equipment that are subject to depreciation and amortisation. As a result, Million Good has a different basis in those assets than Wing On has, and such difference is amortised over the average depreciable lives of the underlying property, plant and equipment. The remainder was allocated to other equity method affiliates and long-term investments of Wing On.

      As part of the acquisition of an equity interest in Wing On, Million Good also subscribed for a two-year convertible note (the "Note") issued by Wing On in the principal amount of HK$120,000 (Rmb127,284). In July 2002, Million Good exercised certain of its conversion rights under the terms of the Note resulting in the issuance of 1,100,000,000 new ordinary shares of Wing On to Million Good. This additional investment amounted to HK$47,639 (Rmb50,531) which comprised HK$15,373 (Rmb16,306) of the carrying value of the Note (net of unamortized discount on subscription) and the related transfer from derivative instruments of HK$32,266 (Rmb34,225). No conversion rights were exercised by Million Good or other convertible note holders during fiscal 2003.

      Had the outstanding conversion right of the Note as of December 31, 2002 and 2003 been exercised in full for subscribing shares in Wing On on the date of its subscription, the Company's equity in losses of affiliates for fiscal 2002 and 2003 would have been increased to Rmb123,137 and Rmb123,145 (as restated, see Note 25), respectively.

      From May through September of 2002, several convertible note holders of Wing On exercised the conversion right of certain of their notes and Wing On also repurchased certain of its ordinary shares through unsolicited block transactions. This resulted in a net dilution of the Company's interest in Wing On. In accordance with Staff Accounting Bulletin No. 51 "Accounting for Sales of Stock by a Subsidiary", the Company recorded a net unrealized loss as a reduction of additional paid-in capital totaling Rmb5,622 during the fiscal year 2002. The net unrealized loss represents the difference between the Company's carrying basis and the fair value of the portion of the investment in Wing On deemed to have been sold or acquired. The Company also recorded its share of unrealized loss of Rmb626 in additional paid-in capital as a result of dilution of interest in a subsidiary of Wing On during fiscal 2002.

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

      The following table presents summarized comparative financial information for the Company's investments in 50% or less owned investments, over which the Company has the ability to exercise significant influence but does not control, which are accounted for using the equity method:

                                                                 2001                 2002                 2003
                                                                -------            ---------             ---------
                                                                  Rmb                 Rmb                   Rmb
Revenues.............................................           127,612            1,603,559             5,307,123
Operating loss.......................................            (7,148)            (258,975)              (83,656)
Net loss.............................................            (7,583)            (323,191)             (355,237)
Current assets.......................................            31,939              671,185             2,106,765
Non-current assets...................................           479,557            1,416,045             1,575,892
Current liabilities..................................           183,369              735,234             2,277,462
Non-current liabilities..............................            96,153              511,772               326,991
Shareholders' equity.................................           231,974              840,224             1,027,988

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

      Equity ownership percentages for these affiliates are presented below:

                                                             Place of
                                                          incorporation/
                    AFFILIATE                              registration      2002          2003
----------------------------------------------------      --------------    ------        ------
Wing On.............................................        Bermuda         32.21%        32.21%
Hangzhou Sunrise....................................        PRC             49.20%            -
X One...............................................        Hong Kong       33.33%        33.33%
HZ..................................................        PRC                 -            26%

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

11.   PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment consists of the following:

                                                                                 2002         2003
                                                                                 ----         ----
                                                                                  Rmb          Rmb
At cost:

Land use rights............................................................         3,791       -
Buildings..................................................................       295,375       -
Machinery and equipment....................................................       767,811       -
Motor vehicles.............................................................        24,109       -
Furniture, fixtures and office equipment...................................        32,893       -
Construction-in-progress...................................................       103,047       -
                                                                                ---------     ---

Total......................................................................     1,227,026       -
Less: Accumulated depreciation and amortization............................      (604,059)      -
                                                                                ---------     ---

Total net book value.......................................................       622,967       -
Less: Property, plant and equipment of discontinued operations.............      (153,273)      -
                                                                                ---------     ---

                                                                                  469,694       -
                                                                                =========     ===

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

13.   PROVISION FOR INCOME TAXES

      The components of profit from continuing operations before income taxes and minority interests are as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                          2001        2002       2003
                                                         ------     --------   --------
                                                          Rmb         Rmb         Rmb
The PRC..............................................    60,471      154,900    117,650
All other jurisdictions (as restated,
  see Note 25).......................................     7,836     (131,045)  (117,499)
                                                         ------     --------   --------

                                                         68,307       23,855        151
                                                         ======     ========   ========

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

              CHINESE STATE
                 UNIFIED     CHINESE LOCAL    CONCESSION FROM           CONCESSION             YEAR OF
              INCOME TAX      INCOME TAX       CHINESE STATE            FROM CHINESE         COMMENCEMENT
PRC ENTITIES     RATE (%)       RATE (%)     UNIFIED INCOME TAX       LOCAL INCOME TAX      OF TAX HOLIDAY
------------  -------------  -------------  --------------------  ------------------------  --------------
HZ                15.0           1.5        None                  Full exemption for           1993
                                                                    10 years starting from
                                                                    the commencement
                                                                    of tax holiday

DH                24.0           3.0        None                  Same as HZ                   1992

YC                24.0           3.0        Specifically allowed  Full exemption for           1994
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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

      The reconciliation of the effective income tax rate based on profit from continuing operations before income taxes and minority interests to the statutory income tax rates in Hong Kong, the PRC and the United States is as follows:

                                                        2001    2002         2003
                                                        ----    ----     -------------
                                                         Rmb     Rmb          Rmb
                                                                         (as restated,
                                                                          see Note 25)
Weighted average statutory tax rates.................     15%    17%             18%
Effect of tax holiday................................     (1%)   (8%)             -
Permanent differences relating to
  non-taxable income and non-deductible
  expenses...........................................      1%    74%          8,272%
Valuation allowance..................................    (11%)   (5%)             -
Others...............................................      -     (4%)        (1,275%)
                                                         ---     --          ------

Effective tax rate...................................      4%    74%          7,015%
                                                         ===     ==          ======

      Provision for income taxes consists of:

                                                         2001       2002       2003
                                                        ------     ------     ------
                                                         Rmb         Rmb        Rmb
Current..............................................   10,581     23,847     13,732
Deferred.............................................     (889)    (5,071)    (3,140)
Adjustment of valuation allowance....................   (7,238)    (1,079)         -
                                                        ------     ------     ------

                                                         2,454     17,697     10,592
                                                        ======     ======     ======

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

13.   PROVISION FOR INCOME TAXES - CONTINUED

      The tax impact of temporary differences gives rise to the following deferred tax assets (liabilities):

                                                                                   2002         2003
                                                                                  -------      -------
                                                                                    Rmb          Rmb
Allowance for doubtful receivables.........................................         9,931            -
Allowance for inventory obsolescence.......................................           508            -
Provision for warranty expenses............................................         3,911            -
Impairment loss provision for long-lived assets............................           297            -
Depreciation...............................................................         3,586            -
Tax losses carried forward.................................................        16,562       16,562
Others.....................................................................           519            -
Valuation allowance for deferred tax assets................................       (21,037)     (16,562)
                                                                                  -------      -------

                                                                                   14,277            -
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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

      A summary of stock options activity during the three years ended December 31, 2001, 2002 and 2003 is as follows:

                                                                    WEIGHTED
                                                                     AVERAGE
                                                    NUMBER OF       EXERCISE
                                                     SHARES           PRICE
                                                    ---------       --------
                                                                        US$
Outstanding at January 1, 2001...................     239,990           6.76
Lapsed...........................................    (219,990)          6.47
                                                     --------

Outstanding at December 31, 2001 and 2002........      20,000           9.94
Lapsed...........................................     (20,000)          9.94
                                                     --------

Outstanding at December 31, 2003.................           -
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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

      The Company also records an estimate of the product warranty obligation at the time of sale based on the Company's historical experience. Changes in product warranty provision are as follows:

                                                CONTINUING OPERATIONS                  DISCONTINUED OPERATIONS
                                          ---------------------------------      ---------------------------------
                                           2001          2002         2003         2001         2002         2003
                                          -------       ------      -------      -------       ------      -------
                                            Rmb          Rmb           Rmb          Rmb          Rmb          Rmb
Balance at beginning of year...........    13,130       19,972       23,720       14,632       18,000       13,337
Warranties paid........................   (45,057)     (56,183)     (46,019)     (37,125)      (9,988)           -
Warranty provision.....................    51,899       59,931       66,799       45,697        5,325            -
Eliminated on disposition of business
  components...........................         -            -      (44,500)      (5,204)           -      (13,337)
                                          -------      -------      -------      -------       ------      -------

Balance at end of year.................    19,972       23,720            -       18,000       13,337            -
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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

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

                                                                                  2001
                                                      -----------------------------------------------------------
                                                                                                     DISCONTINUED
                                                                   CONTINUING OPERATIONS              OPERATIONS
                                                      -----------------------------------------------------------
(Rmb)                                                  HZ TIRE     OTHERS    CORPORATE     TOTAL
                                                      ---------   --------   ---------    ---------
Revenues............................................  2,087,885          -           -    2,087,885    1,066,083
Depreciation and amortization.......................     54,606          -         370       54,976       63,423
Impairment loss provision for long-lived assets.....          -          -           -            -       50,133
Impairment loss provision for goodwill..............          -          -           -            -        4,023
Provision for an amount due from a related company..     27,000          -           -       27,000            -
Operating income (loss).............................    101,878       (315)    (12,102)      89,461     (182,847)
Recovery of impairment loss on loan rveceivable.....          -          -       9,800        9,800            -
Equity in losses of affiliates......................      2,486          -           -        2,486            -
Loss on disposition of discontinued components......          -          -           -            -       28,588
Capital expenditures................................    123,876          -           -      123,876       30,309
Identifiable assets.................................  1,545,627    231,955     106,867    1,884,449    1,094,516
Included in identifiable assets above are
  the following:
  - Investments in and advances to affiliates.......    102,022          -           -      102,022            -
  - Deferred income taxes assets....................      8,127          -           -        8,127            -

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

21.   SEGMENT INFORMATION - CONTINUED

                                                                                  2002
                                                      ------------------------------------------------------------
                                                                                                       DISCONTINUED
                                                                   CONTINUING OPERATIONS                OPERATIONS
                                                      ------------------------------------------------------------
(Rmb)                                                  HZ TIRE     OTHERS      CORPORATE     TOTAL
                                                      ---------   --------     ---------    ---------
Revenues..........................................    2,610,076          -             -    2,610,076      621,653
Depreciation and amortization.....................       63,687          -             -       63,687       42,328
Impairment loss provision for long-lived assets...            -          -             -            -      291,648
Change in fair value of call option...............            -    (45,328)            -      (45,328)           -
Operating income (loss)...........................      188,429     (4,854)      (11,479)     172,096      (70,965)
Equity in (earnings) losses of affiliates.........       (3,591)    93,111             -       89,520            -
Gain on disposition of discontinued components....            -          -             -            -       20,144
Capital expenditures..............................      210,264          -             -      210,264       77,272
Identifiable assets...............................    1,969,286    148,181        44,345    2,161,812      718,868
Included in identifiable assets above are
  the following:
  - Investments in and advances to affiliates.....      137,156     95,826             -      232,982            -
  - Deferred income taxes assets..................       14,277          -             -       14,277            -

                                                                              2003
                                                  ------------------------------------------------------------
                                                                                                   DISCONTINUED
                                                               CONTINUING OPERATIONS                OPERATIONS
                                                  ------------------------------------------------------------
(Rmb)                                              HZ TIRE     OTHERS      CORPORATE     TOTAL
                                                  ---------   --------     ---------    ---------
Revenues........................................  2,808,369          -             -    2,808,369            -
Depreciation and amortization...................     50,889          -             -       50,889            -
Operating income (loss).........................    121,849       (456)      (20,647)     100,746            -
Equity in (earnings) losses of affiliates
  (as restated, see Note 25)....................    (15,120)    92,568             -       77,448            -
Loss on disposition of discontinued components..          -          -             -            -       (7,017)
Capital expenditures............................    256,872          -             -      256,872            -
Identifiable assets (as restated, see Note 25)..    176,547    310,123        22,996      509,666            -
Included in identifiable assets above are
  the following:
  - Investments in and advances to
     affiliates (as restated, see Note 25)......    176,547    133,279             -      309,826            -
  - Deferred income taxes assets................          -          -             -            -            -

      Revenues of the Group are primarily derived from sales of tires and their geographical analysis of revenues is as follows:

                                            CONTINUING OPERATIONS                DISCONTINUED OPERATIONS
                                        -------------------------------          -----------------------
                                            YEAR ENDED DECEMBER 31,               YEAR ENDED DECEMBER 31,
                                        2001         2002          2003         2001        2002       2003
                                        ----         ----          ----         ----        ----       ----
                                         Rmb          Rmb          Rmb           Rmb        Rmb         Rmb
PRC............................       1,632,962    2,061,236    2,248,825      818,269    422,878         -
Middle East Countries..........         112,540      165,664      101,718       17,783     99,682         -
US and Canada..................          70,486      137,933      143,054       86,326     67,178         -
Others.........................         271,897      245,243      314,772      143,705     31,915         -
                                      ---------    ---------    ---------    ---------    -------      ----

                                      2,087,885    2,610,076    2,808,369    1,066,083    621,653         -
                                      =========    =========    =========    =========    =======      ====

      Identifiable assets of the Group are principally located in the PRC.

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

22.   OTHER SUPPLEMENTAL INFORMATION

      The following items are included in the consolidated statements of operations:

                                                 CONTINUING OPERATIONS                DISCONTINUED OPERATIONS
                                           -------------------------------         ----------------------------
                                                 YEAR ENDED DECEMBER 31,              YEAR ENDED DECEMBER 31,
                                           2001         2002          2003         2001         2002       2003
                                           ----         ----          ----         ----         ----       ----
                                            Rmb          Rmb           Rmb          Rmb          Rmb        Rmb
Foreign exchange losses (gain), net...        466         (152)      (1,810)         220          153        -
Sales taxes...........................     47,981       40,639       48,954       63,081       33,137        -
Shipping and handling costs...........     67,942       62,707       80,296       49,970       34,072        -

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

      In November 2001, the US Court of Appeals for the Ninth Circuit reversed the judgment of the District Court and remanded Orion Tire's claim against the Tire Manufacturer for further proceedings. The Company and Orion Tire then proceeded to claim for economic advantage against the Tire Manufacturer. During the two years ended December 31, 2002 and 2003, there have been no significant development of these legal proceedings.

      No representations regarding the outcome of the case can be made at this time. As of the date of this report, the Directors of the Company believe the outcome of the proceedings will not have any material adverse financial effect on the Company or any of the operating subsidiaries.

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

24.   SUBSEQUENT EVENT

      On January 13, 2004 and March 17, 2004, Wing On entered into agreements with the Company and another holder of its convertible notes in relation to the issuance of new convertible notes, whereby Wing On would issue new convertible notes to the Company for a consideration of HK$155,000 (Rmb165,183), of which HK$84,800 (Rmb89,956) will be settled by the cancellation of the Company's current convertible notes of Wing On and the remaining balance will be satisfied in cash by the Company. The new convertible notes entitles the Company to convert into new shares of Wing On during a period of three years from the date of issue, at an initial conversion price of HK$0.02 per share, subject to adjustments.

      At the date of this report, these arrangements are subject to the approval of Wing On's Shareholders that do not have an interest in Wing On's current convertible notes.

25.   RESTATEMENT

      Subsequent to issuance of the 2003 financial statements, the Company determined its previously issued consolidated financial statements for the year ended December 31, 2003 required restatement to correct the Group's investment in affiliates as of December 31, 2003 and its equity in losses of affiliates for the year then ended.

      As detailed in note 8, when the Group acquired an equity interest in Wing On in 2002, the excess of the equity in the fair value of net assets of Wing On over the Group' aggregate investment cost was allocated on a pro rata basis to Wing On's non-current assets pursuant to SFAS No. 141. As a result, the Group has a different basis in the assets of Wing On than those recorded by Wing On.

      During 2003, Wing On disposed of a substantial part of its non-current assets and the Group should have computed the gain or loss on the disposal of these non-current assets using the adjusted basis instead of the carrying value in Wing On's books and records. As a result, the Group's investment in affiliates as of December 31, 2003 has been increased by Rmb42,769 and its equity in losses of affiliates for the year then ended has been reduced by Rmb42,769.

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

25.   RESTATEMENT - continued

      The consolidated financial statements for the years ended December 31, 2003 have been restated from the amounts previously reported. A summary of the significant effects of the restatement is as follows:

      STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
      (in thousands except per share amounts)

                                                          YEAR ENDED DECEMBER 31, 2003
                                                          ----------------------------
                                                          AS PREVIOUSLY          AS
(Rmb)                                                        REPORTED         RESTATED
------------------------------------------------------    -------------      ---------
Non-operating expenses:
  Equity in loses of affiliates.......................         (120,217)       (77,448)
Loss from continuing operations.......................          (99,550)       (56,781)
Net loss..............................................         (107,310)       (64,541)
Comprehensive loss....................................         (105,674)       (62,905)
Loss per common share:
  Basic and diluted - continuing operations...........           (11.04)         (6.30)

      BALANCE SHEETS INFORMATION
      (in thousands)

                                                           AS OF DECEMBER 31, 2003
                                                         --------------------------
                                                         AS PREVIOUSLY       AS
(Rmb)                                                       REPORTED      RESTATED
------------------------------------------------------   -------------    ---------
Assets
  Investment in and advance to affiliates.............         267,057      309,826
Total assets..........................................         466,897      509,666

Liabilities and shareholders' equity
  Shareholders' equity
    Accumulated deficit...............................        (605,622)    (562,853)
  Total shareholders' equity..........................         430,056      472,825

      In addition, certain numbers previously disclosed in the following footnotes have been restated:

      Note 2 (h), "Goodwill"
      Note 8 "Investments in and advances to affiliates"
      Note 13 "Provision for income taxes"
      Note 21 "Segment information"

                                    * * * * *

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                       CHINA ENTERPRISES LIMITED
                                                                    (REGISTRANT)

                                                      /s/ Chow Chun Man, Jimmy
                                                      ------------------------
                                                        CHOW CHUN MAN, JIMMY
                                                       Chief Financial Officer

Date: December 12, 2005