Form 20-F
period 2004-12-31
CHINA ENTERPRISES LTD
filed 2006-03-14
CIK 908256

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004


                       COMMISSION FILE NUMBER: 001-12126

                            ------------------------


                           CHINA ENTERPRISES LIMITED

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                                    BERMUDA

                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                            ------------------------

   8TH FLOOR, PAUL Y. CENTRE, 51 HUNG TO ROAD, KWUN TONG, KOWLOON, HONG KONG.
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

Securities registered or to be registered pursuant to Section 12(b) of the Act:


                                                  NAME OF EACH EXCHANGE ON
     TITLE OF EACH CLASS                              WHICH REGISTERED
     -------------------                          ------------------------
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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):
[ ] Large accelerated filer  [ ] Accelerated filer   [X] Non-accelerated filer

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

      - our ability to integrate successfully the businesses or assets we acquire;

      - future developments in the tire industry in China and changes in government policies;

      -     future developments in the Asian travel industry;

      -     future developments in the real estate industry in China, and

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

                            EXCHANGE RATE INFORMATION

      Unless otherwise specified, all references in this document to "U.S. Dollars", "Dollars", "US$" or "$" are to United States dollars; all references to "Renminbi" or "Rmb" are to Renminbi, which is the legal tender currency of the People's Republic of China (the "PRC" or "China"); all references to "HK$" are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region ("Hong Kong"). Translation of amounts from Renminbi to U.S. Dollars for the convenience of the reader has been made in this document at US$1.00 to Rmb8.28, the exchange rate quoted by the People's Bank of China on December 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See section "Exchange Control" under "Item 10. Additional Information" in this annual report for more details.

      References and statements contained in this document regarding China do not apply to Taiwan nor the Republic of China.

                                TABLE OF CONTENTS

PART I
     Item 1  Identity of Directors, Senior Management and Advisers
     Item 2  Offer Statistics and Expected Timetable
     Item 3  Key Information
     Item 4  Information on the Company
     Item 5  Operating and Financial Review and Prospects
     Item 6  Directors, Senior Management and Employees
     Item 7  Major Shareholders and Related Party Transactions
     Item 8  Financial Information
     Item 9  The Offer and Listing
     Item 10 Additional Information
     Item 11 Quantitative and Qualitative Disclosure about Market Risk
     Item 12 Description of Securities Other than Equity Securities

PART II
     Item 13 Defaults, Dividend Arrearages and Delinquencies
     Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds
     Item 15 Controls and Procedures
     Item 16 Reserved
     Item 16A Audit Committee Financial Expert
     Item 16B Code of Ethics
     Item 16C Principal Accountant Fees and Services
     Item 16D Exemptions from the Listing Standards for Audit Committees
     Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

 PART III
     Item 17 Financial Statements
     Item 18 Financial Statements
     Item 19 Exhibits

SIGNATURES

EXHIBIT INDEX

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

                             ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

      The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004.

      The Consolidated Statements of Operating Data for each of the three years in the period ended December 31, 2004 and the Consolidated Balance Sheet Data as of December 31, 2003 and 2004 has been derived from the audited consolidated financial statements (the "Consolidated Financial Statements") included in Item 18 "Financial Statements" of this annual report. The Consolidated Statements of Operations Data for the years ended December 31, 2000 and 2001 and the Consolidated Balance Sheet Data as of December 31, 2000, 2001 and 2002, as set forth below, have been derived from audited consolidated financial statements not included in this annual report. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes thereto.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

(AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, THEIR PAR VALUES AND PER SHARE
DATA)

                                                                                 Year ended December 31,
                                                           2000       2001        2002        2003                2004
                                                          (a)(b)     (a)(b)      (a)(b)     (a)(b)(c)           (a)(b)(c)
                                                           Rmb         Rmb         Rmb         Rmb           Rmb         US$
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

Revenues                                                 1,605,842  2,087,885   2,610,076   2,808,369             -           -
Income (loss) from operations                                8,269     89,461     172,096     100,746       (13,344)     (1,612)
(Loss) profit from continuing operations                   (33,803)    36,425     (62,943)    (56,781)      181,942      21,974
Loss from discontinued operations (a)                      (45,581)  (171,784)   (199,838)     (7,760)            -           -
Net (loss) income                                          (79,384)  (135,359)   (262,781)    (64,541)      181,942      21,974
Net income from operations per share                          0.91       9.92       19.09       11.17         20.18        2.44
Basic and diluted (loss) earnings from continuing
  operations per common share (b)                            (3.73)      4.04       (6.98)      (6.30)        20.18        2.44
Basic and diluted loss from discontinued
  operations per common share (a) & (b)                      (5.02)    (19.05)     (22.16)      (0.86)            -           -
Basic and diluted (loss) earnings per common share (b)       (8.75)    (15.01)     (29.14)      (7.16)        20.18        2.44
Weighted-average number of common share outstanding (b)  9,069,956  9,017,310   9,017,310   9,017,310     9,017,310   9,017,310

Dividend declared per common share
 - in Rmb                                                     0.66       0.17           -           -             -           -
 - in US$                                                     0.08       0.02           -           -             -           -

CONSOLIDATED BALANCE SHEETS DATA :

Total assets                                             3,326,983  2,978,965   2,880,680     509,666       791,326      95,571
Shareholders' equity                                       952,627    804,197     535,206     472,825       667,981      80,674
Supervoting common stock - par value US$0.01 per share
                                                               244        244         244         244           244          29
Common stock - par value US$0.01 per share                     526        526         526         526           526          64

Notes:

(a) The bias tire factory of Double Happiness Tyre Industries Corporation Limited ("Double Happiness") was disposed of during 2001, Yantai C.S.I. Rubber Co., Limited ("Yantai CSI") and Shandong C.S.I. Synthetic Fiber Co., Limited ("Shandong Synthetic") were disposed of during 2002, the radial tire factory of Double Happiness, Yinchuan C.S.I. (Greatwall) Rubber Co. Limited ("Yinchuan CSI") and CSI Rubber Industries Limited ("CSI Rubber") were disposed of during 2003. The Company has thus recorded the operating result of Double Happiness, Yantai CSI, Shandong Synthetic, Yinchuan CSI and CSI Rubber separately from continued operations as loss from discontinued operations retrospectively for 2000 to 2003.

(b) The calculation of basic and diluted (loss) earnings from continuing operations per common share, basic and diluted loss from discontinued operations per common share and basic and diluted loss per common share from 2000 to 2004 is based on the weighted-average number of common stock outstanding during the years ended December 31, from 2000 to 2004. The weighted-average number of common stock outstanding for 2000 was 9,069,956 and for 2001, 2002, 2003 and 2004 was 9,017,310. There were no dilutive securities.

(c) The Company sold a 25% interest in Hangzhou Zhongce Rubber Co., Limited ("Hangzhou Zhongce") during 2003, leaving the Company with a minority interest in Hangzhou Zhongce as of October 1, 2003. The Company consolidated the results of operations of Hangzhou Zhongce for the nine months period ended September 30, 2003 and accounted for its share of equity in earnings of Hangzhou Zhongce for the period from October 1, 2003 to December 31, 2003.

EXCHANGE RATE INFORMATION

      The Consolidated Financial Statements are published and denominated in Renminbi. Translation of amounts from Renminbi to U.S. Dollars for the convenience of the reader has been made in this document at US$1.00 to Rmb8.28, the exchange rate quoted by the People's Bank of China on December 31, 2004. For the purpose of this annual report, the latest practicable date with respect to share and certain exchange rate information is December 31, 2005. As of December 31, 2005, the exchange rate quoted by the People's Bank of China ("PBOC") was at US$1.00 to Rmb8.08. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

      The following table sets forth the average unified exchange rates as of and during the years ended December 31, 2000, 2001, 2002, 2003 and 2004.

                                                                     YEAR ENDED DECEMBER 31,
                                                          -------------------------------------------
                                                          2000    2001       2002    2003        2004
(Rmb equivalent of US$1.00)                                RMB     RMB       RMB      RMB        RMB
At unified exchange rate
     - average rate calculated by using the average
        of the exchange rates on the last day of each
        month during each period
                                                          8.28    8.28       8.28    8.28        8.28

      The following table sets forth the high and low exchange rates as of and during the previous six months were as follows:

                                      AT UNIFIED EXCHANGE RATE
                                      ------------------------
(Rmb equivalent of US$1.00)            HIGH               LOW
                                       ----              -----
December 31, 2005                      8.08              8.07
November 30, 2005                      8.09              8.08
October 31, 2005                       8.09              8.07
September 30, 2005                     8.10              8.08
August 31, 2005                        8.11              8.10
July 31, 2005                          8.28              8.11

See "Exchange Control" under "Item 10. Additional Information" of this annual report for more details.

RISK FACTORS

Set forth below are certain risk factors that could adversely affect our future business, operating results or financial condition. You should carefully consider these risk factors and the other information in this annual report before making investment decisions involving our shares.

RISKS RELATED TO OUR BUSINESS

The Company May Not Be Able to Implement Successfully Its Business Strategy in which Case Its Business, Operating Results and Financial Condition Would Suffer

      During the past few years, the Company has diversified its operations into businesses outside of tire manufacturing. In addition, the Company has disposed of operations it deemed underperforming. During 2003, the Company reduced its interest in Hangzhou Zhongce from a majority to a minority position. The Company is actively seeking new investment opportunities. In June 2004, the Company entered into a conditional agreement to acquire properties interest in a parcel of land under construction in Shanghai, China, for the usage of both commercial and residential purposes. However, the Company may not be able to identify and consummate new investments and implement successfully its business plan.

      A key part of the Company's business strategy is to expand its operations through acquiring new businesses and business lines. The acquisition of new businesses and business lines carries substantial risk and uncertainties. Depending on the specific acquisition, there may be risks relating to the acquired business itself, risks relating to the industry in which the business operates, and risks relating to the Company itself.

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

Future Acquisitions or Strategic Investments May Not Be Successful and May Harm Our Operating Results

      An important element of our strategy is to review prospects for acquisition or strategic investments that would complement our existing companies, augment our market coverage and distribution ability or enhance our technological capabilities. Future acquisitions or strategic investments could have a material adverse effect on our business and financial results because of possible charges to financial results for purchased technology, restructuring or impairment charges related to goodwill or amortization expenses associated with intangible assets; potential increase in our expenses and working capital requirement and the incurrence of debt and contingent liabilities; difficulties in successfully integrating any acquired operations, technologies, customers products and businesses with our operations; diversion or our capital and management's attention to other business concerns; risks of entering markets or geographic areas in which we have limited prior experience; or potential loss of key employees of acquired organizations or inability to hire key employees necessary for expansion.

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

      Although the Chinese government has been pursuing economic reform policies for approximately two decades, the Chinese government has introduced measures in certain sectors to avoid overheating of the economy, including tightening bank lending policies and increases in bank interest rates. Any measures or actions taken by the Chinese government to control industries that utilize products or services of the Company's affiliates could restrict their business operations and adversely affect the financial positions of the Company and its affiliates.

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

      In addition, the operation of affiliates of the Company may be affected by the adequacy of supply of, and demand for electricity in, the Greater China Region. Demand for resources such as electricity continues to increase. In early 2005, the demand for electricity in the Greater China Region exceeded the available supply. Limitations on, or shortages in, available resources, such as electricity, could result in lower production of products than anticipated and could, accordingly, affect the growth of sales and profitability thereof.

RESTRICTIONS ON FOREIGN CURRENCY EXCHANGE MAY LIMIT OUR ABILITY TO RECEIVE AND USE OUR RESOURCES EFFECTIVELY

     Any future restrictions on currency exchanges may limit our ability to use resources generated in Renminbi to fund our business activities outside China or other payments in Hong Kong dollars or other foreign currencies. Although the PRC government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS

     Our reporting currency is the Renminbi as a substantial portion of our investments are denominated in Renminbi. Our remaining assets and liabilities and all of our operating expenses are denominated in Hong Kong dollars. As a result, we may be exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate of Renminbi against other currencies. As our major assets and liabilities comprise a mixture of items that are denominated in Renminbi or Hong Kong dollars, our business and operating result may be materially affected in the event of a severe increase or decrease in the value of the Renminbi against other currencies.

     The value of the Renminbi is subject to changes in China's governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People's Bank of China, or PBOC, publishes a daily based exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollars and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank's daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollars to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined.

     As the exchange rate of the Hong Kong dollars to the U.S. dollars has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00, through the currency-issuing banks in Hong Kong., this adjustment has resulted in an approximately 2.0% appreciation of the Renminbi against the Hong Kong dollars. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar and other currencies.

     We may elect to hedge our currency exchange risk when we judge that such action may be required. In an attempt to lower the costs of expenditures in foreign currencies, we may enter into forward contracts or option contracts to buy or sell foreign currencies against the Renminbi through one of our banks. As a result, we may suffer losses resulting from the fluctuation between the buy forward exchange rate and the sell forward exchange rate, or from the price of the option premium.

     As of December 31, 2004, we held no option or future contracts and during the year we did not purchase or sell any commodity or currency options. We are continuing to review our hedging strategy and there can be no assurance that we will not suffer losses in the future as a result of hedging activities.

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

As a Result of Changes in the Company's Assets and Sources of Income, the Company Could Become an Investment Company for Purposes of the United States Investment Company Act of 1940

      While the Company believes that through its subsidiaries and affiliates it is actively engaged in operating businesses, and does not meet the definition of an investment company for purposes of the United States Investment Company Act of 1940 (the "1940 Act"), the Company still intended to rent out the property located in Shanghai, the PRC, in order to receive rental income in the future. However, it depends on the composition and valuation of the Company's assets and the sources of the Company's income from time to time, the Company could fall within the technical definition of the term "investment company" for purposes of the 1940 Act. We may be deemed to be an investment company under the 1940 Act. Generally, a company must register under the 1940 Act and comply with significant restrictions on operations and transactions with affiliates if its investment securities exceed 40% of the company's total assets, or if it holds itself out as being primarily engaged in the business of investing, owning or holding securities. The 1940 Act provides for various exemptions from the obligation to register thereunder, and we are deemed not to be an investment company under the 1940 Act. If certain of our investments were to adversely affect our status under the 1940 Act, we might need to dispose of or acquire investments to avoid the requirement to register as an investment company on terms that may not be favourable to us. In addition, if we were deemed to be an investment company and therefore required to register as such under the 1940 Act, we would be unable to continue operating as we currently do, as a result of which our market value would be severely harmed.

Changes in Composition of the Company's Assets Could Result in the Company Being Deemed a "Passive Foreign Investment Company" Which Could Have a Negative Impact on U.S. Holders

      Special U.S. federal income tax rules apply to U.S. holders of shares of a non-U.S. corporation that is classified as a Passive Foreign Investment Company ("PFIC"), for U.S. federal income tax purposes. The determination of the PFIC status of the Company principally depends upon the composition of the Company's assets, including goodwill, and the amount and nature of the income of the Company, from time to time. The Company disposed of most of its operating subsidiaries, or its majority interest therein, during the past three years. If we are characterized as PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than the capital gain rate. In addition, both gains upon disposition and amounts received as distributions could be subject to an additional interest charge by the Internal Revenue Service. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our shares.

      We do not believe that we were a PFIC for 2004. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a PFIC. Our analysis related to 2004 is based, among others, upon certain assumptions and methodologies with respect to the various that we have used, the appropriate value of our ownership interest in companies we held, and the manner in which we have allocated the value among our active assets and passive assets.

      We cannot assure you that the Internal Revenue Service will not challenge our assumptions and methodologies. If there were such a challenge, we could be classified as a PFIC for 2004.

      With respect to 2005 and subsequent years, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. The tests are impacted by changes in value of our group companies which are difficult to predict. Accordingly, there can be no assurance that we will not become a PFIC in 2005 or subsequent years.

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

Our Results Could Be Harmed If We Have To Comply with New Environmental Regulations

      The operations of our affiliates create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing attention from Chinese national and local governments and foreign governments and agencies and has been subject to increasing regulation. Currently, relevant Chinese environmental protection laws and regulations impose fines on discharge of waste materials and empower certain environmental authorities to close any facility which causes serious environmental problems. Although it has not been alleged that we have violated any current environmental regulations by China government officials, there is no assurance that the Chinese government will not amend its current environmental protection laws and regulations. Our financial results could be materially and adversely affected if we were to increase expenditures to comply with environmental regulations affecting our operations.

Our Insurance Coverage May Not Be Sufficient to Cover the Risks Related to Our Financial and Losses

      The operations of our affiliates have not experienced any major accidents in the course of our businesses which have caused significant property damage or personal injuries. However, there is no assurance that we will not experience major accidents in the future. Although we have purchased the necessary insurances, the occurrence of certain incidents such as earthquake, war and flood, and the consequences resulting from them, may not be covered adequately, or at all, by insurance policies under which we are protected. We also face exposure to product liability claims in the event that any of our products is alleged to have resulted in property damage, bodily injury or other adverse effects. Losses incurred or payments we may be required to make, may have a material adverse effect on our results of operation if such losses or payments are not fully insured.

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

IMPORTANT EVENTS OF THE COMPANY'S BUSINESS SINCE THE BEGINNING OF 2004

      On January 13, 2004, Wing On Travel (Holdings) Limited ("Wing On") entered into agreements (as subsequently amended on March 17 and May 4, 2004) with the Company and another holder of its convertible notes in relation to the issuance of new convertible notes. Under the agreements Wing On would issued new convertible notes to the Company or its nominee for a consideration of HK$155.0 million (Rmb165.2 million), of which HK$84.8 million (Rmb90.0 million), settled by the cancellation of the Company's current convertible notes of Wing On and the remaining balance would be satisfied in cash by the Company. The new convertible notes provide the Company rights to convert the notes into new shares of Wing On during a period of three years from the date of issue, at the Company's discretion, at an initial conversion price of HK$0.02 per share of Wing On, subject to adjustments. On June 8, 2004, the agreements were approved by Wing On's shareholders that do not have any interest in Wing On's current convertible notes and the transaction was completed on June 14, 2004.

      On June 16, 2004, the Company, through an indirect wholly-owned subsidiary, entered into a conditional sale and purchase agreement with an independent third party, Shanghai Jiu Sheng Investment Company Limited ("Vendor"), for the proposed acquisition by the Company of a parcel of land (the "Land") and a 24-story building under construction on the Land (the "Building") located in Shanghai, the PRC (the Land and the Building together referred to as the "Properties"). The estimated total gross floor space of the Building is approximately 37,000 square meters, on a parcel of approximately 5,500 square meters. Subject to zoning approvals, which are a condition to the acquisition, the Company expects that the first four floors of the Building will be rented for commercial purposes and the remaining 20 floors will be developed and rented as serviced apartments.

      The aggregate consideration for the Property is Rmb450 million. The Company paid the first deposit of Rmb50 million in cash to the Vendor upon signing of the agreement; and subsequent to the balance sheet date, Rmb8 million of deposit was additionally advanced by the Company and the aggregate sum paid by the Company to the Vendor amounted to Rmb58 million as at the date of this report. Rmb380 million of the consideration will be payable upon the grant and drawdown of loans to be granted by PRC banks or financial institutions and secured by the Properties. The remaining Rmb20 million will be financed by internal resources of the Company and will be due upon completion of the transfer of the ownership of the Properties from the seller to the Company.

      However, the conditions stated in the agreement for the change of the use of the Properties might not be fulfilled within the said period and accordingly the Vendor and the Company had entered into another agreement dated February 3, 2005 pursuant to which, among other things, (i) the Company will pay, on behalf of the Vendor, Rmb22 million to the main contractor of the Properties (the "Main Contractor"); and (ii) the amount paid by the Company in (i) will be deducted from the sales consideration.

In June 2005, the Company had commenced legal proceedings against the Vendor, among other things, to demand the Vendor to fulfill its obligations under the above two agreements and applied to a PRC court an injunction order on the Properties to stop the Properties from being transferred (the "Injunction Order"). It had also come to the attention of the Company that one of the three secured creditors of the Vendor and the Main Contractor had already applied to and being granted the Injunction Orders and they, together with the other two secured creditors, had priority over the Company on the Properties. As a condition precedent to the application of the Injunction Order, the Company had issued a counter guarantee of Rmb402 million to an institution in the PRC which provided a guarantee of the same amount to the PRC court on behalf of the Company.

At the same time, the directors of the Company are also in discussion with the Vendor for settlement of the above matters; however, there can be no assurance that such matters can be resolved and settled with the Vendor eventually. Despite the above developments, the directors of the Company have consulted its legal counsel and decided to proceed with the acquisition of the Properties in consideration of the following:

(a) the legal title of the Properties can be transferred to the Company when the debts of the Vendor owed to the three secured creditors and the Main Contractor are settled by the Company;

(b) the usage of the Properties can be changed to both commercial and residential when the Company obtains the legal title to the Properties and makes the application to the relevant authority;

(c) the acquisition of the Properties, on a completion basis, is expected to bring economic benefits to the Company taking into account of the estimated market value of the Properties as of June 30, 2005; and the ability of the Company to meet the cash flow requirements to finance the acquisition and completion of the Properties, given the current financial position of the Company and financial resources available to the Company from internally generated funds, advances from its holding companies and/or financial institutions.

      The directors of the Company are of the view that the carrying amount of the deposit is not less than its recoverable amount at the reporting date. A copy of the agreement is included as Exhibit 4(a)4 to this annual report.

      In October and November, 2004, the Company converted approximately HK$100 million convertible note of Wing On into ordinary shares of HK$0.01 each of Wing On at conversion price of HK$0.020 per share. The interest of Wing On held by the Company was accordingly increased from approximately 32.2% to approximately 38.6% upon conversion of the convertible notes into shares of HK$0.01 each in Wing On by the Company. The Company subsequently disposed of approximately 7.9% interest in Wing On on the open market for a consideration of approximately HK$45 million and as a result the Company's interest in Wing On was decreased to approximately 30.3%.

      On November 30, 2004, the Company entered into two placement and subscription agreements with Wing On and the placing agent pursuant to which the placing agent agreed to place 6,000 million shares of Wing On at the price of HK$0.028 per share and the Company agreed to subscribe for up to 6,000 million new shares of Wing On at the same price of HK$0.028 per share. The placing of 6,000 million shares of Wing On and subscription 3,660 million new shares of Wing On issued to the Company under the general mandate of Wing On were completed in December, 2004. The subscription of 2,340 million new shares of Wing On issued to the Company pursuant to the approval of independent shareholders of Wing On were completed in January 2005. Upon completion of the above transactions, the Company held approximately 25.0% interest in Wing On. No gain or loss was recorded in the transaction.

      On February 4, 2005, the Company further entered into a placing and subscription agreement with Wing On and the placing agent pursuant to which the placing agent agreed to place, on a best efforts basis, up to 6,400 million shares of Wing On at a price of HK$0.022 per Wing On share and the Company would subscribe for up to 6,400 million new shares of Wing On at the price of HK$0.022 per share. The above transactions were completed in February, 2005. The Company's interest in Wing On was then decreased to 21.1%. No gain or loss was recorded in the transaction.

      On April 29, 2005, the Company converted HK$55 million convertible notes of Wing On into ordinary shares of HK$1.00 each of Wing On at conversion price of HK$1.97 per share. The interest of Wing On held by the Company was accordingly increased from approximately 21.1% to 27.74% upon conversion of the convertible notes into share of HK$1.00 each in Wing On by the Company.

      China Strategic Holdings Limited ("CSH"), the parent company of the Company, had been informed by two substantial shareholders of China Strategic Holdings Limited, that they have entered into the share sale agreement with the offeror on March 10, 2005 pursuant to which and subject to, inter alia, the implementation of the Group Reorganization as stated below in full, the offeror agreed to acquire 135,000,000 shares (equivalent to 67,500,000 consolidated shares of China Strategic Holdings Limited upon the Capital Reorganization having become effective) from each of two substantial shareholders, which shares represent approximately an aggregate of 30.6% of the issued share capital of China Strategic Holdings Limited, for an aggregate consideration of HK$52,110,000, equivalent to about HK$0.193 per share (or HK$0.386 per consolidated share).

      CSH announced the following proposals, which the resolutions were approved and passed at the Extraordinary General Meeting of CSH held on October 6, 2005, that would result in below:

(i) China Strategic Holdings Limited continuing to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments;

(ii) all other subsidiaries of China Strategic Holdings Limited carrying on sand mining business, property development, and investment holding business (including the Company), and all other associates of China Strategic Holdings Limited carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services (including the equity investment affiliates of the Company) being grouped under Group Dragon Investments Limited ("GDI"), a wholly-owned subsidiary of China Strategic Holdings Limited, and its subsidiaries; and

(iii) the distribution in specie of the GDI share to the shareholders of China Strategic Holdings Limited whose names appear on the register of members of China Strategic Holdings Limited on the record date on the basis of one GDI share for one consolidated share of China Strategic Holdings Limited.

PRINCIPAL CAPITAL EXPENDITURES

      Principal capital expenditures, investment and divestitures over the last three years include the following:

                                                               2002          2003            2004
                                                             RMB'000       RMB'000         RMB'000
Purchase of property, plant and equipment                    (287,536)     (256,872)               -
Proceeds from disposal of property, plant and equipment        77,320         4,601                -
Investments in and advances to affiliates, net               (180,612)     (197,358)          72,142
Proceeds from disposal of a business component, net               833      (104,128)               -

      The Company conducts its businesses through subsidiaries and affiliates. Accordingly, much of the expenditures described above have been made at the subsidiary level. For a description of the Company's subsidiaries, please refer to the section "ORGANIZATION STRUCTURE" below.

BUSINESS OVERVIEW

      For the two years ended December 31, 2003, the Company principally engaged in the manufacturing and trading of tires business. And for the year ended December 31, 2004, no turnover was derived from the manufacturing and trading of tires products following the disposal of interest of subsidiaries engaged in this operation. The Company's tire business was primarily conducted through Hangzhou Zhongce, which, through September 2003, was a majority-owned subsidiary of the Company. The Company's consolidated operating results for 2003 were derived substantially from the performance of Hangzhou Zhongce. Also, in 2002, the Company began to diversify its business and acquired a significant interest in Wing On Travel, a Hong Kong based travel company. As described above, in the middle of 2004, the Company continued its diversification by entering into the sale and purchase agreement for the Properties. It is the intention of the management of the Company to continue seeking appropriate investment opportunities in the hotel and travel related businesses in the PRC in view of the positive outlook in this sector in the coming future. The Company is actively seeking new investment opportunities.

      Since the Company does not have any other operating subsidiary up to the date of this report, the financial results of the Company in fiscal 2004 was greatly depended on the share of results of its affiliates, including the tire business and the travel business.

TIRE BUSINESS

During the years 2002 through 2003, the Company was principally engaged in the tire manufacturing and trading business, through Hangzhou Zhongce; and is mainly engaged in the manufacture and sale of bias and radial tires. Accordingly, Hangzhou Zhongce established Hangzhou Sunrise Rubber com., Ltd ("Hangzhou Sunrise") with three other PRC enterprises in 1998 and vertically acquired Fu Chun Jiang in 1999 that manufactures radial tire products and a number of raw materials including tire rubbers and carbon black, respectively. During 2003, the Company disposed of its 25% interest in Hangzhou Zhongce and ceased to consolidate the results of Hangzhou Zhongce and Fu Chun Jiang (collectively referred to as "Hangzhou Zhongce") and Hangzhou Sunrise was also ceased to be an affiliate of the Group as of October 1, 2003, following the completion of the disposal. And as a result of this disposition, the Company maintains minimal involvement in the manufacturing and trading of tires products through its 26% held interest in Hangzhou Zhongce, which became a major affiliate of the Company thereof. For the year ended December 31, 2004, no turnover of the Group was derived from the tire business engaged in the manufacturing and marketing of tire products.

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

                                                  HANGZHOU ZHONGCE SALES IN UNITS
                                               2002                         JAN TO SEPT 2003
                               -----------------------------------  ---------------------------------
                                                          CHANGE                              CHANGE
                                                           FROM                                FROM
TYPE OF TIRES                    UNITS     % OF TOTAL   PRIOR YEAR     UNITS    % OF TOTAL  PRIOR YEAR
                               ----------  ----------   ----------  ----------  ----------  ----------
Motor Vehicle Tires
   Passenger Car                1,018,277     19.30%       29.04%    1,374,624     25.83%     35.00%
   Truck and Light Truck        3,879,185     73.52%        8.29%    3,633,721     68.27%     -6.33%
   Tractor                        348,890      6.61%       31.55%      266,575      5.01%    -23.59%
   Others                          30,282      0.57%       -9.58%       47,458      0.89%     56.72%
                               ----------    ------                 ----------    ------
Total                           5,276,634    100.00%       12.99%    5,322,378    100.00%      0.87%
                               ==========    ======                 ==========    ======

Bicycle Tires                  40,651,193                  14.11%   34,965,304               -13.99%
Wheelbarrow Tires               2,723,131                   8.87%    2,318,035               -14.88%

                                 HANGZHOU ZHONGCE SALES (SALES TAX EXCLUDED)
                                        2002               JAN TO SEPT 2003
                               ----------------------   ----------------------
                                 SALES                    SALES
                               ----------               ----------
TYPE OF MOTOR VEHICLE TIRES      RMB'000   % OF TOTAL     RMB'000   % OF TOTAL
                               ----------  ----------   ----------  ----------
   Bias Tires                  1,053,238      55.66%      811,003      39.68%
   Radial Tires                  839,017      44.34%    1,232,646      60.32%
                               ---------     ------     ---------     ------
Total                          1,892,255     100.00%    2,043,649     100.00%
                               =========     ======     =========     ======

      TRUCK AND PASSENGER VEHICLE TIRES. The rise in commercial activities in China, improvement in living standard of the Chinese population and change in governmental policy of China supported the recent increased demand for commercial vehicles and road transportation in China. These factors stimulated the sales of motor vehicle tires for Hangzhou Zhongce, especially for passenger vehicle tires. Truck and light truck tires continue to be the major products of Hangzhou Zhongce.

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

      GEOGRAPHICAL SALES DISTRIBUTION OF MOTOR VEHICLE TIRE - 2002 AND 2003

                                   % OF REVENUE
                               ----------------------
                                 2002        2003
REGION                         JAN ~ DEC   JAN ~ SEPT
Eastern China (l)                33.5%        32.9%
Northern China (2)               21.5%        22.0%
Western China (3)                 5.3%         5.8%
Southwestern China (4)            6.3%         6.1%
Southern China (5)               11.9%        12.2%
Export (6)                       21.5%        21.0%
                                -----        -----
Total                           100.0%       100.0%
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

(3) Western China refers to the provinces of Gansu, Qinghai, Shannxi, Xinjiang and Ningxia.

(4)   Southwestern China refers the provinces of Sichuan, Yunnan, Guizhou and
      Tibet.

(5) Southern China refers to the provinces of Taiwan, Hubei, Hunan, Guangxi and Guangdong.

(6) Export sales are primarily to the Middle East, Philippines, Singapore, the United States and Canada.

      The primary market for Hangzhou Zhongce's products is the replacement tire market which accounted for over 90% of the domestic sales of Hangzhou Zhongce. The Company estimates that, on average, tires are replaced more frequently in China than in any other developed country because of poor road conditions, frequent overloading of vehicles and the high daily usage rate of vehicles. As is typical in the China tire market, Hangzhou Zhongce does not have long term supply contracts with its customers, who customarily place orders for the following year at the end of each year. Accordingly, Hangzhou Zhongce focuses much of its marketing effort on developing new distribution opportunities in the replacement market and strengthening existing relationships with large customers and distributors.

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

                          RAW MATERIAL COSTS: 2002-2003

                               2002                                     2003
                           -----------                              -----------
                             AVERAGE                                  AVERAGE
                              COST                                     COST
                           PER TON (1)                              PER TON (1)
Natural Rubber                6,450                                    9,180
Synthetic Rubber              7,450                                   10,150
Carbon Black                  3,560                                    3,680
Nylon Cord                   18,250                                   19,850
Steel Thread                  3,760                                    4,180
Steel Cord                   17,570                                   16,540

-------------
(1)   In thousands Rmb.

      Hangzhou Zhongce currently pays for their imported raw materials with Renminbi by purchasing such materials through large Chinese import-export companies. Imports sourced directly from foreign suppliers are subject to import duties and must be purchased with foreign currency. However, by exporting its tires, Hangzhou Zhongce is exempted from paying import duties and earns foreign currency in an amount sufficient to balance the amount expended on raw material imports. Because of the lower prices generally quoted by export agencies and international tire distributors, domestic sales usually provide higher margins than export sales.

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

      Hangzhou Zhongce believes that their products and manufacturing and other operations are in compliance, in all material respects, with existing applicable laws relating to air, water and noise pollution.

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

      In response to the issues facing the industry, Wing On shifted its business focus. An increased emphasis was placed on local tours in financial year 2003. Special promotions and initiatives were launched to rebuild public confidence in travel in the region. In addition, Wing On introduced new targeted adventure, photography tours and other tours. At the same time, in order to achieve greater operational efficiencies and cost savings, Wing On implemented restructuring changes during the financial year 2003. Several of its less profitable local branches and overseas offices were closed and its loss-making transportation business was sold.

      Despite these adverse factors, the industry recovered rapidly during the second half of the year 2003 following the control of epidemic, the subsequent lifting of various World Health Organization travel advisories, the launch of the Individual Visit Scheme by the Chinese government, pursuant to which Chinese citizens in selected cities can more easily travel to Hong Kong, and the implementation of the Closer Economic Partnership Arrangement by the Chinese government. Wing On improved its results in 2003.

      For the year 2004 under review, Wing On continued to benefit from the upward rebound to travel business of Hong Kong after the negative impacts brought by the outbreak of SARS subsided over the corresponding period. Following the policy trend in the PRC, it is likely the limit on foreign holding in a company operating with outbound travel license be gradually opened up. In fact, with the gradual easing of restrictions on the individual mainland visitors traveling to Hong Kong, the Company expects a great increase in arrivals once more parts of the PRC are opened up to individual travelers, that directly benefit the local economy. Consequently, Wing On continues to explore and develop the hotel and tourist market in the PRC.

      Throughout 2004, Hong Kong's economy was picked up together with many countries around the world. Although the Indian Ocean tsunami did have an impact on travelers' sentiment, overall performance of the travel industry was quite promising over the year. Turnover and the profit before taxation of Wing On for the year ended December 31, 2004 attained HK$1,722.2 million (equivalent to Rmb1,832.2 million) and HK$37.8 million (equivalent to Rmb40.2 million) respectively (2003: HK$1,416.2 million (equivalent to Rmb1,506.7 million) and a loss of HK$373.1 million (equivalent to Rmb396.9 million) respectively).

ORGANIZATIONAL STRUCTURE

      The Company is part of a group of companies whose ultimate parent company is CSH (the "CSH Group"). See "Major Shareholders" in "Item 7. Major Shareholders and Related Party Transactions" of this annual report for more details.

      The chart below illustrates the simplified position of the Company within the CSH Group at December 31, 2004.

                                       CSH
                              (Listed in Hong Kong)
                           (Incorporated in Hong Kong)
                              (Investment Holding)

                                     55.22%

                                   The Company
                                (Traded on OTCBB)
                            (Incorporated in Bermuda)

               26.0%                            19.58%

       Hangzhou Zhongce                                 Wing On

     (Incorporated in PRC)                        (Listed in Hong Kong)
     (Tire Manufacturing)                        (Incorporated in Bermuda)
                                                  (Investment Holding)

      The Company itself is a holding company, which has majority interests in a number of subsidiaries and international entities as of December 31, 2004. The principal subsidiaries of the Company are Container Limited ("Container"), Century Lead Limited ("Century Lead"), Capital Canton Limited ("Capital Canton"), Easy Legend Limited ("Easy Legend"), Manwide Holdings Limited ("Manwide"), Million Good Limited ("Million Good"), Sincere Ocean Limited ("Sincere Ocean"), Supreme Solution Limited ("Supreme Solution"), Wealth Faith Limited ("Wealth Faith"), Great Windfall Agents Limited ("Great Windfall"), Honest Map Limited ("Honest Map"), Leading Returns Limited ("Leading Returns"), Ventures Kingdom Limited ("Ventures Kingdom"), which all subsidiaries are the British Virgin Islands ("BVI") incorporated companies, and The Rosedale Luxury Hotel & Suites Limited ("Rosedale"), which is incorporated in the PRC.

           CONSOLIDATED PRINCIPAL SUBSIDIARIES AS OF DECEMBER 31, 2004

                                                                                        COMPANY'S
                                COUNTRY OF                                        OWNERSHIP INTEREST
CONSOLIDATED SUBSIDIARY        INCORPORATION   PRINCIPAL ACTIVITIES               DIRECTLY  INDIRECTLY
                                                                                  --------  ----------
Container                           BVI        Investment holding                   100%         -
Century Lead                        BVI        Investment holding                   100%         -
Capital Canton                      BVI        Investment holding                   100%         -
Easy Legend                         BVI        Investment holding                   100%         -
Manwide                             BVI        Investment holding                   100%         -
Million Good                        BVI        Investment holding                   100%         -
Sincere Ocean                       BVI        Investment holding                   100%         -
Supreme Solution                    BVI        Investment holding                   100%         -
Wealth Faith                        BVI        Investment holding                   100%         -
Great Windfall                      BVI        Investment holding and financing     100%         -
Honest Map                          BVI        Investment holding and financing     100%         -
Leading Returns                     BVI        Investment holding and financing     100%         -
Ventures Kingdom                    BVI        Investment holding and financing     100%         -
Rosedale                            PRC        Property holding                     100%         -

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

              ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including "expect", "anticipate", "believe", "seek", "estimate", "intends", "should" or "may". Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3. Key Information - "Risk Factors." This section should be read in conjunction with our Consolidation Financial Statements included as Item 18 of this Report.

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

      In order to realize part of its investment, the Company entered into a contract to sell a 25% interest in Hangzhou Zhongce on June 15, 2003. As a result, the Company reduced its interest in Hangzhou Zhongce from a majority to a minority position; and maintains minimal involvement in the manufacturing and trading of tires products through its 26% held interest in Hangzhou Zhongce. The sale was completed in September 2003 and

Hangzhou Zhongce became an affiliate of the Group at that time. The Company's Directors considered the disposal as an attractive opportunity for the Company to realize part of its investment. The Company also considered the introduction of an investor in Hangzhou Zhongce to be beneficial to both its future development in the PRC and hence its future value to the Company. The Company consolidated the results of operations of Hangzhou Zhongce for the nine months period end September 30, 2003 and shared equity earnings of Hangzhou Zhongce for the period from October 1, 2003 to December 31, 2003.

      After the completion of the above-mentioned restructuring activities, the Company is concentrating on its investments in major affiliates, Hangzhou Zhongce and Wing On.

      With its changing political and socio-economic landscape, it is imperative that the Company expands its vision to encompass investments in other high growth industries in the region. Going forward, the Company intends to actively search for potential investments in the PRC with emphasis on achieving a diversified portfolio. Since the signing of the Closer Economic Partnership Arrangement, economic exchanges between Hong Kong and the Mainland China have gained in momentum. The Company believes that, in part as a result of this development, the economy of the PRC will grow at an increased rate.

TIRE BUSINESS

      During the year 2004, Hangzhou Zhongce continued to benefit from the growth in tire market in the PRC and recorded significant improvement in turnover. The results of Hangzhou Zhongce improved to a lesser extent as compared to turnover due to the significant increase in the price of raw materials. Nevertheless, Hangzhou Zhongce recorded an operating income of approximately Rmb250 million during fiscal 2004.

TRAVEL BUSINESS

      Wing On was mainly engaged in the business of providing package tours, travel and other related services in Hong Kong. Its major affiliates are engaged in the operation of hotels. Over 90% of Wing On's operations were derived from Hong Kong whereas the majority of its assets are located in Hong Kong and the PRC.

      Throughout 2004, the Hong Kong economy has successfully recovered from the impacts of SARS that happened in 2003. Despite the increased interest rates in many other countries, local rates remained considerably low. The robust growth in demand ended the prolonged six-year deflationary period. All these factors encouraged consumer confidence and boosted their rate of spending. Although the Indian Ocean tsunami did have an impact on travelers' sentiment, overall performance of the travel industry was quite promising over the year under review, statistics show both inbound arrivals and outbound departures increased greatly.

      As a result, Wing On has largely benefited from such growth which resulted in the achievement of a net profit of approximately HK$35.4 million (equivalent to Rmb37.6 million) for the year ended December 31, 2004, compared with a net loss of approximately HK$371.0 million for the year ended December 31, 2003 (equivalent to Rmb393.6 million). Following the SARS and the policy trend in the PRC, it is likely the limit on foreign holding in a company operating with outbound travel license will be gradually opened up, the number of business and leisure travelers increased sharply for both the outbound and inbound market, Wing On's business was largely benefited from such growth.

POTENTIAL NEW BUSINESS

      The Company entered into a conditional agreement for the acquisition of a property situated in Shanghai, the PRC and the property being erected thereon which comprises two levels of underground car parks and a 24-storey building for a consideration of Rmb450 million. It is anticipated that the Properties will be used for commercial and service apartment rental purposes.

      With the increasing number of international events, such as Formula One racing and other international exhibitions and conferences being held in Shanghai on a regular basis, the Company believes that demand for short-term/long-term residential accommodations will continue to increase. The Company is optimistic that the acquisition could broaden the sources of income for the Company and strengthen its asset base. As the Company is currently in legal proceedings with the Vendor of the Properties over the completion of the acquisition and the acquisition is still subject to the satisfaction of various conditions, the financial results of the Company for the financial year 2004 comprised solely of the Company's share of the earnings and financial results of its affiliates in the tire and travel businesses.

CRITICAL ACCOUNTING POLICIES

      The preparation of our financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2 - "Summary of Significant Accounting Policies" to the Consolidated Financial Statements.

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

FOREIGN EXCHANGE RISK

     Our reporting currency is the Renminbi as a substantial portion of our investments are denominated in Renminbi. Our remaining assets and liabilities and all of our operating expenses are denominated in Hong Kong dollars. As a result, we may be exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate of Renminbi against other currencies. As our major assets and liabilities comprise a mixture of items that are denominated in Reminbi or Hong Kong dollars, our business and operating result may be materially affected in the event of a severe increase or decrease in the value of the Renminbi against other currencies.

      In the last five years, the exchange rate between the Renminbi and U.S. dollars has varied by less than one-tenth of one percent. However, on July 21, 2005, the PBOC adjusted the exchange rate of U.S. dollars to Renminbi from 1:8.28 to 1:8.11 resulting in an approximately 2% appreciation in the value of the Renminbi against the U.S. dollars. As the exchange rate of the Hong Kong dollars to the U.S. dollars has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00, through the currency-issuing banks in Hong Kong, this adjustment has resulted in an approximately 2.0% appreciation of the Renminbi against the Hong Kong dollars. On July 23, 2005, the PBOC adjusted the exchange rate of Hong Kong dollars to Renminbi from 1:1.0638 to 1:1.0478 following the Renminbi no longer pegged to the U.S. dollars. For more details, see Risk Factors -- "Restrictions on Foreign Currency Exchange May Limit Our Ability to Receive and Use Our Resources Effectively," and "Fluctuations in the Value of the Renminbi Could Negatively Impact Our Results of Operations."

ACCOUNTING PRONOUNCEMENTS

A detailed discussion of accounting policies adopted and recent accounting pronouncements not yet adopted by the Company can be found in Note 2 - "Summary of Significant Accounting Policies" of the Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report.

RESULTS OF OPERATION

The following table presents selected consolidated financial information stated as a percentage of net revenues for the years ended December 31, 2002, 2003 and 2004 (certain amounts may not calculate due to rounding and amounts may not add due to rounding).

Selected Consolidated Statement of Income Data as a Percentage of Revenue

                                                                  2002                   2003                   2004
Revenues:                                                        100.00%                100.00%                    -
Cost of revenues                                                 (86.23%)               (89.11%)                 n/a
Gross Profit                                                      13.77%                 10.89%                  n/a
Selling, general and administrative expenses                      (7.36%)                (7.31%)                 n/a
Interest income                                                    1.55%                  0.33%                  n/a
Interest expenses                                                 (2.07%)                (1.18%)                 n/a
Provision for income taxes                                        (0.68%)                (0.38%)                 n/a
Net loss                                                         (10.07%)                (3.82%)                 n/a

2004 compared to 2003

The Company

      The Company disposed a 25% equity interest of Hangzhou Zhongce during the financial year 2003. Due to this disposal, the Company ceased to consolidate their financial results and the Company has no other revenue generating subsidiaries; therefore, no revenue was generated from the fiscal year 2004.

      Selling, general and administrative expenses decreased 93.5% to Rmb13.3 million in fiscal year 2004 as compared with Rmb205.2 million in fiscal year 2003. The decrease was mainly due to the partial disposal of the Company's 51% interest in Hangzhou Zhongce in September 2003 and accordingly had ceased to consolidate their financial results for the fiscal year 2004.

      Operating loss from continuing operations amounted to Rmb13.3 million in fiscal year 2004 as compared with operating profit of Rmb100.7 million in fiscal year 2003 in consequence of the deconsolidation effect of Hangzhou Zhongce for the full fiscal year 2004 upon the disposal of a major interest in September 2003. The Rmb13.3 million on operating loss from continuing operations mainly represented administrative expenses incurred for the year ended December 31, 2004.

      Interest expenses decreased from Rmb33.0 million in fiscal year 2003 to Rmb0.6 million in fiscal year 2004 is in consequence of the deconsolidation effect of Hangzhou Zhongce for the full fiscal year 2004 upon the disposal of a major interest in September 2003. Profit from continuing operations for the year ended December 31, 2004 increased to Rmb181.9 million compared to a loss of Rmb56.8 million for the last year. The profit for the fiscal year 2004 consisted primarily of a profit upon an increase in fair value of the call option associated with the convertible note of Wing On totaling Rmb60.0 million and the Company's share of profit of Hangzhou Zhongce and Wing On in an amount of Rmb104.5 million.

      For the year ended December 31, 2004, the Company recorded a consolidated net profit of Rmb181.9 million, or Rmb20.18 per share. By comparison, the net loss and the net loss per share in 2003 was Rmb64.5 million and Rmb7.16, respectively.

Tire Business

      For the year ended December 31, 2004, Hangzhou Zhongce recorded a consolidated turnover of approximately Rmb5,131 million, an increase of approximately 32.9% as compared to the same period in 2003 of approximately Rmb3,860 million. The audited consolidated net profit for the year ended December 31, 2004 decreased from approximately Rmb106.3 million for the last corresponding period to approximately Rmb105.3 million for the current year.

Travel Business

      For the year ended December 31, 2004, Wing On recorded a consolidated turnover of approximately HK$1,722 million (equivalent to Rmb1,832 million), an increase of approximately 21.6% as compared to the same period in 2003 of approximately HK$1,416 million (equivalent to Rmb1,503 million). The audited consolidated net profit for the year ended December 31, 2004 increased from net loss of approximately HK$371.0 million (equivalent to Rmb393.6 million) for the last corresponding period to net profit of approximately HK$35.4 million (equivalent to Rmb37.6 million) for the current year.

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

      The Company's gross margin from continuing operations decreased from 13.8% for the year 2002 to 10.9% for the year 2003. The decrease was mainly due to the increase in cost of raw materials, such as synthetic rubber and natural rubber, which was caused by the drop in supply of rubber in the year 2003.

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

      Loss from continuing operations increased to Rmb56.8 million in 2003 compared to Rmb62.9 million in 2002. Loss from discontinued operations decreased to Rmb7.8 million in the fiscal year 2003 from Rmb199.8 million in fiscal year 2002 and was mainly contributed by the loss on disposal of Yinchuan CSI and CSI Rubber. The decrease in such loss was due to an impairment write down for long-lived assets of Yinchuan CSI of Rmb174.4 million in 2002 but no similar loss was recognized for the discontinued operations in 2003.

      For the year ended December 31, 2003, the Company recorded a consolidated net loss of Rmb64.5 million. The consolidated net loss decreased by 75.4% compared with Rmb262.8 million in 2002. This improvement resulted mainly from divestitures of non-performing assets and businesses in 2002 and early 2003.

IMPACT OF INFLATION

      Inflation and deflation in the PRC and Hong Kong has not had a material effect on our past business. During the times of inflation, the affiliated companies of the Company have generally been able to increase the price of their products or services in order to keep pace with inflation.

TAX REGULATIONS

      For the impact of tax regulations on the Company, see Note 13 to the Consolidated Financial Statements of the Company included in "Item 18. Financial Statements".

LIQUIDITY AND CAPITAL RESOURCES

      In 2004, the net cash used in operating activities was approximately Rmb12.9 million compared with Rmb104.8 million provided by operating activities in 2003. The net cash provided by investing activities and used in financing activities in 2004 was approximatley Rmb18.4 million and Rmb27.7 million, respectively; compared with Rmb595.1 million used in investing activities and Rmb309.3 million provided by financing activities in 2003. The principal reason for these significant changes in each type of cash flows was due to the deconsolidation effect of Hangzhou Zhongce for the full fiscal year 2004 upon disposal of a majority interest in September 2003.

      The Company primarily used its cash and cash equivalents, banking facilities and the cash flows from notes receivable to fund its capital expenditures, investment in and advances to affiliates and subscription of note receivables under both short and long terms bases. Other than the subscription of a new convertible note from Wing On described in Item 4 of this Form 20-F, no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Group had been entered into during the year. In management's opinion, the working capital is sufficient for the Company's present requirements.

      The Company's working capital requirements for continuing operations significantly decreased in 2004 following the disposal of the Hangzhou Zhongce Group in 2003. For the year ended December 31, 2004, the Company had no expenditures for the purchase of property, plant and equipment, compared with Rmb256.9 million for the year ended December 31, 2003. The Company financed these expenditures by the cash flows from operations, short-term bank loans and cash on hand.

      In addition, cash and cash equivalents of the Company from continuing operations decreased from Rmb63.6 million at December 31, 2003 to Rmb41.4 million at December 31, 2004 of which Rmb0.3 million (US$35,100) were U.S. dollar deposit.

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

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

      Over the last few years, cash flow financing the operations of the Company was principally obtained from internally generated funds and bank borrowings. The Company had working capital of Rmb117.1 million and Rmb81.5 million as of December 31, 2004 and 2003, respectively.

      On June 16, 2004, the Company entered into a conditional agreement with an independent third party in relation for the proposed acquisition of the Properties for a total consideration of Rmb450 million. The Company paid the deposit of Rmb50 million was paid by Manwide on behalf of the Company upon signing of the agreement and accordingly Rmb8 million of deposit was paid by the Company. Rmb380 million of the consideration will be payable upon the grant and drawdown of loans to be granted by PRC banks or financial institutions and secured by the Properties. The remaining Rmb20 million will be financed by internal resources of the Company and will be due upon completion of the transfer of the ownership of the Properties from the sellers to the Company.

TREND INFORMATION

      Following its sale of a portion of its interest in Hangzhou Zhongce in 2003, the Company does not have a majority-owned operating subsidiary as of the date of this report. Currently, the Company`s financial results is largely dependent on its portion of the earnings and other results of affiliated companies, Hangzhou Zhongce and Wing On.

      Year 2004 has affirmed the Company's consistent positive outlook for to the economy in China. The on-going investment strategy in China is expected to be maintained in the future. As China has already attained rich and fruited development in 2004, the Company is confident to the further growth in the economy of China and Hong Kong in time to come. Having positioned itself as a conglomerate investor in China, the Company would, however, maintain its prevalent conservative and cautious investment posture in the coming year and to contribute its effort to explore new investment opportunities.

OFF-BALANCE SHEET ARRANGEMENT

      For the year of 2004, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Additionally, the Company did not undertake any guarantee as of December 31, 2004.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      The directors, executive officers and senior management of the Company as of December 31, 2004 are identified below.

DIRECTORS AND SENIOR MANAGEMENT

NAME                      AGE        POSITION                                                             EMPLOYED SINCE
Allan Yap                 50         Chairman, Chief Executive Officer and Director of the Company              2001 (1)
Chan Ling, Eva            40         Deputy Chairman and Director of the Company                                2004 (1)
Dorothy Law               36         Director                                                                   2000
Richard Whittall          47         Independent Director and Audit Committee Member of the Company             2000
David Edwin Bussmann      52         Independent Director and Audit Committee Member of the Company             2000 (2)
Lien Kait Long            57         Director                                                                   1999
Chow Chun Man, Jimmy      36         Chief Financial Officer                                                    2003

----------
(1)   Dr. Allan Yap and Ms. Chan Ling, Eva are also executive directors of CSH

(2) Mr. David Edwin Bussmann is also an independent non-executive director of CSH

BRIEF BIOGRAPHY OF DIRECTORS AND SENIOR MANAGEMENT

      Dr. Yap, Allan, aged 50, is the chairman, chief executive officer and director of the Company. He obtained the honorary degree of Doctor of Laws and has over 23 years' experience in finance, investment and banking. Dr. Yap is the managing director of Hanny Holdings Limited ("Hanny") and the vice chairman of CSH and an executive director of Wing On. Dr. Yap is also the chairman and chief executive officer of Burcon NutraScience Corporation ("Burcon"), a company whose shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange, and an executive chairman of PSC Corporation Limited and Intraco Limited, both public listed companies in Singapore. He is also the chairman of MRI Holdings Limited, a company whose shares are listed on Australian Stock Exchange. Dr. Yap, Allan, was appointed as a chairman, chief executive officer and director of the Company on December 1, 2004.

      Ms. Chan Ling, Eva, aged 40, is the deputy chairman and a director of the Company. She has 17 years' experience in auditing, accounting and finance in both international accounting and finance in both international accounting firms and listed companies. Ms. Chan is a member of the Institute of Chartered Accountants in Australia, a fellow member of the Association of Chartered Certified Accountants and also a member of the Hong Kong Institute of Certified Public Accountants. She is a director of China Strategic Holdings Limited and MRI Holdings Limited. Ms. Chan is also a director of major subsidiaries of Wing On. Ms. Chan Ling, Eva was appointed as a director of the Company on December 1, 2004.

      Ms. Law, Dorothy, aged 36, is a director of the Company. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and

Solicitor licensed to practice law in British Columbia and has also been admitted as a Solicitor of the High Court of Hong Kong. Ms. Law is also a director of Burcon and corporate counsel of Hanny.

      Mr. David Edwin Bussmann, aged 52, is an independent director and an audit committee member of the Company and an independent non-executive director of CSH. Mr. Bussmann has more than 23 years experience in the investment and finance field, and is very familiar with investment issues related to China, as well as sectors such as technology, real estate, and direct investment. He previously worked at Salomon Brothers, Citibank, Bank of America and Prudential Asia.

      Mr. Richard Whittall, aged 47, is an independent director and the chairman of the audit committee of the Company. He is the President of Watershed Capital Partners Inc., an investment banking firm, based in Vancouver, British Columbia, Canada. Mr. Whittall has 20 years experience in investment banking advising domestic and international companies in the areas of fund raising, mergers, acquisitions, divestitures and strategic business alliances. Mr. Whittall currently serves as a president of Watershed Capital Partners Inc. and director of a number of public and private companies, including, Maximizer Software Inc., Glacier Ventures International Corp., Canadian General Investments Limited and Canadian World Fund Limited.

      Mr. Lien Kait Long, aged 57, is a director of the Company. Mr. Lien holds a bachelor's degree in commerce and is a member of Institute of Certified Public Accounts of Singapore and the CPA Australia. He has over 34 years' experience in finance, accounting, investment and banking. He is also a director of MRI Holdings Limited, a company whose shares are listed on the Australian Stock Exchange. Mr. Lien is also director of Jishan Holdings Limited, Mediastream Limited, 8Telecom International Holdings Co. Ltd, companies listed on the Singapore Exchange Securities Trading Limited.

      Mr. Chow Chun Man, Jimmy, aged 36, has been appointed as the Chief Financial Officer on September 24, 2003. Mr. Chow holds a Bachelor Degree in Accountancy and is a member for both of the Australian Society of Certified Practicing Accountants and the Hong Kong Society of Accountants. He has over 13 years' of experiences in auditing, financial reporting and corporate finance.

      Dr. Chan Kwok Keung, Charles resigned as a director and the chairman of the Company on December 1, 2004.

      There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above. None of the directors or executive officers was elected or appointed pursuant to an arrangement or understanding with any third party.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

      For the year ended December 31, 2004, the aggregate amount of compensation and bonuses paid by the Company and its subsidiaries as a compensation to all directors and executive officers, for service in all capacities, was approximately Rmb1 million (US$0.12 million). The grant of bonuses is determined at the discretion of the board of directors.

BOARD PRACTICES

      All directors of the Company will hold office until the next annual meeting of the shareholders and their successors are elected and qualified. During the annual general meeting of the Company held on December 22, 2005, all six existing members were re-appointed to the board of directors of the Company.

      No director of the Company entered into any service contract nor entitled to any benefits upon termination of employment with the Company.

      The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. As of July 2, 2005, the audit committee of the Company consists of Mr. Richard Whittall and Mr. David Edwin Bussmann.

EMPLOYEES

      The Company disposed of Yinchuan CSI during 2003 and Hangzhou Zhongce became an affiliate of the Company in September 2003. As of December 31, 2004, there were no employees in the Company. Pursuant to a management and administrative services agreement between the Company and CSH in 1993 and renewed for a term of three years in 2000 and 2003, CSH provides certain management and administrative services to the Company. See Note 18(c) to Consolidated Financial Statements in "Item 18 Financial Statements" for more details.

SHARE OWNERSHIP

      No director or member of senior management of the Company beneficially owns one percent or more of the shares of the Company.

SUMMARY OF THE OPTION SCHEME

      The Company's shareholders approved an Executive Share Option Scheme (the "Option Scheme") at the 1994 Annual General Meeting. The Option Scheme authorized the granting of options to purchase up to 910,000 shares of the Company's common stock to officers, directors who are also full-time employees and other key full or part-time employees of the Company and its subsidiaries. The Option Scheme terminated on June 6, 2004 pursuant to its terms. There were no options outstanding under the Option Scheme at January 1, 2004 and at the time of termination of the Option Scheme.

As of December 31, 2004, none of the Company's directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations.

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

----------
(1) Includes 3,000,000 shares of supervoting common stock, each share having 10 votes on resolutions of shareholders, and 1,978,830 shares of common stock, each share having 1 vote on resolutions of shareholders. There has been no change in the percentage ownership of CSH during the past three years. Dr. Chan Kwok Keung, Charles is deemed to be the beneficial owner of the interest in shares held by CSH as defined by General Instructions F for preparing the Form 20-F. Dr. Chan's interest represents 3,000,000 super-voting shares and 1,978,830 common shares, representing 55.2% effective equity interest and 88.8% effective voting rights, of the Company beneficially held by CSH directly and indirectly. Dr. Chan is the Chairman of CSH. Through indirect wholly owned subsidiaries, Dr. Chan owns 33.6% of ITC, of which he is also a Chairman. As of July 2, 2004, ITC indirectly owns 20.5% interest in Hanny, which owns 29.4% of CSH. ITC, through wholly owned direct and indirect subsidiaries, also owns 55.1% of Paul Y. which indirectly owns 29.4% of CSH.

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

      According to the shareholders list, dated December 1, 2005, provided to the Company by its transfer agent, there are 78 shareholders (representing all issued common stock of 6,017,310 shares) of record of the Company's common stock. Among them, 77 holders of the Company's common stock (holding 6,017,110 common shares) are resident in the United States. All issued supervoting common stock is held by CSH, the major shareholder of the Company which was incorporated in Hong Kong.

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

      As of December 31, 2002, the loans from related companies represented funds advanced to the Company and were unsecured, non-interest bearing and had no fixed repayment terms. As of December 31, 2003 and 2004, as a result of the disposition of its subsidiaries in the PRC, the Company had no amounts due from/to related companies.

DUE FROM ULTIMATE PARENT COMPANY

The amounts due from ultimate parent company are unsecured, non-interest bearing and have no fixed terms of repayment, in the aggregate amount of approximately Rmb4,030,000 and Rmb37,426,000 for the years ended December 31, 2003 and 2004, respectively.

DUE TO FELLOW SUBSIDIARY

      The amount due to fellow subsidiary is unsecured, non-interest bearing and have no fixed terms of repayment, in the aggregate amount of Rmb50,000,000 as of December 31, 2004, compared with nil balance as of December 31, 2003. The fellow subsidiary has confirmed not to demand repayment of the amount within one year from December 31, 2004.

MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT

      Pursuant to a management and administrative services agreement between the Company and CSH in 1993 and renewed in 1997, 2000 and 2003, in each case for a term of three years, CSH provides certain management services to the Company for an annual fee of US$30,000 (Rmb248,000). In addition, the Company has agreed to reimburse CSH for administrative services not covered by the management and administrative services agreement rendered on behalf of the Company on a cost plus 5% basis, in the aggregate amount of approximately Rmb4,731,000, Rmb5,708,000 and Rmb6,192,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

SALES TO/PURCHASES FROM RELATED PARTIES

      Hangzhou Zhongce recorded sales to related companies of approximately Rmb209,112,000 and Rmb194,971,000 that have been reflected in the Company's consolidated financial statements for the years ended December 31, 2002 and the nine months ended September 30, 2003, respectively.

      Hangzhou Zhongce paid to an affiliate subcontracting charges of approximately Rmb199,373,000 and Rmb277,470,000 for tire processing that have been reflected in the Company's consolidated financial statements for the years ended December 31, 2002 and the nine months ended September 30, 2003, respectively.

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

                          ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See the Consolidated Financial Statements to the Company included in "Item
18. Financial Statements" of this annual report. See also "Item 17. Financial Statements" of this annual report for financial statements of Wing On and Hangzhou Zhongce, included pursuant to the requirements of Article 3-09 of Regulation S-X.

DIVIDEND POLICY

      On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2002, 2003 and 2004, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will also depend on the Company's results of operations and financial condition, and other factors deemed relevant by its board of directors.

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

SIGNIFICANT CHANGES

      On 4th February, 2005, the Company entered into a placing and subscription agreement with Wing On and the place agent pursuant to which the placing agent agreed to place, on a best efforts basis, up to 6,400 million shares of Wing On at a price of HK$0.022 per Wing On share and the Company would subscribe for up to 6,400 million new shares of Wing On at the price of HK$0.022 per share. The above transactions were completed in February 2005. The Company's interest in Wing On was decreased to 21.1%.

      On April 29, 2005, the Company converted HK$55 million convertible note of Wing On into ordinary shares of HK$1.00 each of Wing On at conversion price of HK$1.97 per share. The interest of Wing On held by the Company was accordingly increased from approximately 21.1% to 27.74% upon conversion of the convertible notes into share of HK$1.00 each in Wing On by the Company.

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

      The following table set forth, for the periods indicated the high and low closing sale prices of the common stock as reported by NYSE from January 1, 2000 to September 27, 2002 and by the OTCBB from November 26, 2002 to December 31, 2004.

YEAR ENDED                                                                    HIGH                               LOW
                                                                              ----                              ----
December 31, 2004                                                             6.90                              1.03
December 31, 2003                                                             3.50                              0.25
December 31, 2002                                                             2.00                              0.20
December 31, 2001                                                             2.90                              0.71
December 31, 2000                                                             9.38                              2.00

      The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2004 and each of the most recent period.

QUARTER ENDED                                                                 HIGH                               LOW
                                                                              ----                              ----
December 31, 2005                                                             1.70                              0.31
September 30, 2005                                                            2.30                              1.10
June 30, 2005                                                                 1.82                              1.45
March 31, 2005                                                                2.10                              1.65
December 31, 2004                                                             2.60                              1.03
September 30, 2004                                                            3.10                              1.75
June 30, 2004                                                                 3.55                              2.20
March 31, 2004                                                                6.90                              2.55
December 31, 2003                                                             3.50                              1.70
September 30, 2003                                                            2.00                              1.35
June 30, 2003                                                                 2.35                              0.30
March 31, 2003                                                                0.55                              0.25

      The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

MONTH ENDED                                                                   HIGH                               LOW
                                                                              ----                              ----
December 31, 2005                                                             0.90                              0.31
November 30, 2005                                                             1.70                              0.90
October 31, 2005                                                              1.45                              1.10
September 30, 2005                                                            1.54                              1.37
August 31, 2005                                                               2.30                              1.10
July 31, 2005                                                                 1.75                              1.55

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

      Two contracts for placing and subscription dated November 30, 2004 among the Company, Wing On and the placing agent pursuant to which the placing agent agreed to place 6,000 million shares of wing at the price of HK$0.028 per share and the Company would subscribe for up to 6,000 million new shares of Wing On at the same price of HK$0.028 per share.

      Contract for placing and subscription dated February 4, 2005 among the Company, Wing On and the placing agent pursuant to which the placing agent agreed to place 6,400 million shares of Wing On at the price of HK$0.022 per share and the Company would subscribe 6,400 million new shares of Wing On at the same price of HK$0.022 per share.

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

      You may read and copy any document the Company files with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

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

      The Hong Kong dollar is tied to and allowed to fluctuate within a narrow range against the value of the U.S. dollar. Historically, there has been no material fluctuation in the exchange rate between the Rmb and the U.S. dollar, restrictions was set on the flow of Rmb between the PRC and the United States. Starting from July 21, 2005, the PRC reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of other currencies. Rmb will no longer be pegged to the U. S. dollar, and the Rmb exchange rate will be improved with greater flexibility thereafter.

      Fluctuations in the value of foreign currencies cause U.S. dollar translated amounts to change in comparison with previous periods. However, the fluctuation in exchange rates did not have material effect on the financial position of the Company in the past three years.

FOREIGN CURRENCY RISK

     As our major assets and liabilities comprise a mixture of items that are denominated in Renminbi or Hong Kong dollars, our business and operating result may be materially affected in the event of a severe increase or decrease in the value of the Renminbi against other currencies. If Renminbi appreciated against the Hong Kong dollars, our operating expenses and net income may be affected depending upon the then composition of our assets and liabilities.

     Historically, both Hong Kong dollars and Renminbi are peg to the U.S. dollars. As a result, exchange rate of the Hong Kong dollars to Renminbi fluctuated within a narrow range. However, on July 21, 2005, the PBOC adjusted the exchange rate of U.S. dollars to Renminbi from 1:8.27 to 1:8.11, resulting in an approximately 2% appreciation in the value of Renminbi against the U.S. dollars. As Hong Kong dollars are peg to the U.S. dollars, such adjustment has effectively resulted in an approximately 2% appreciation in the value of Renminbi against the Hong Kong dollars. For more details, see "RISK FACTORS - FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS".


      As of December 31, 2004, the Company had no open forward contracts or option contracts. The Company's cash on hand as of December 31, 2004 was Rmb16.6 million of which Rmb0.3 million equivalents (US$35,100) were held in U.S. dollar deposit.

INTEREST RATE FLUCTUATIONS

The Company's interest income is sensitive to change in interest rates. The Company had a short-term payable of Rmb27.7 million as of December 31, 2003. The borrowing bore floating rate of interest. As the borrowing was immaterial to the Company, any fluctuation in the interest rate had no material impact on the Company's interest expenses.

The Company did not have any short-term or long-term debt as of December 31, 2004.

The Company will be exposed to interest rate fluctuations on any new borrowings under any new loan facility and any change in interest rate could affect its results of operations and cash flows.

         ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      As the Company is filing this Form as its annual report under the Exchange Act, the information called for by Part I, Item 12 of Form 20-F is not applicable.

                                     PART II
            ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      There has been no material default in the payment of principal or interest or other material default requiring disclosure pursuant to this item. There have been no arrears in the payment of dividends or other material delinquency requiring disclosure pursuant to this item.

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

      During 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

                 ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu has served as our independent registered public accounting firm for each of the three fiscal years in the period ended December 31, 2004, for the audit of the consolidated financial statements of the Company appearing in this annual report.

      The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu in 2004 and 2003.

                                 2004                    2003
                               US$'000                  US$'000
                               -------                  -------
Audit Fees                       315                      306
Audit-Related Fees                 -                        -
Tax Fees (1)                       -                        2
All Other Fees                     -                        -
                               -----                    -----
Total                            315                      308
                               =====                    =====

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

      Under the Policy, the Audit Committee pre-approves all auditing services. The engagement of Deloitte Touche Tohmatsu as independent registered public accounting firm has been approved by the Audit Committee. If the Audit Committee approves an audit service within the scope of the engagement of the audit service, such audit service is deemed to have been pre-approved.

The aggregate amounts of all tax services provided to the Company by Deloitte Touche Tohmatsu in 2004 and 2003 that were approved by the audit committee where pre-approval was not required (de minimis exception) represent 0.008% and 0.007% of total amounts of fees paid by the Company to Deloitte Touche Tohmatsu in 2004 and 2003, respectively.

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

                                    PART III
                          ITEM 17. FINANCIAL STATEMENTS

See "Item 18. Financial Statements" of this annual report for the Company's Consolidated Financial Statements.

      Pursuant to Article 3-09 of Regulation S-X of the Exchange Act, separate financial statements of significant unconsolidated companies of the Company prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") or reconciled to U.S. GAAP must be filed as part of the Company's Form 20-F. For the year ended December 31, 2002, 2003 and 2004, Wing On was a significant affiliate of the Company in accordance with
Article 3-09 of Regulation S-X and for the year ended December 31, 2003, Hangzhou Zhongce changed from a subsidiary to a significant affiliate of the Company under Article 3-09 of Regulation S-X and remains as a significant affiliate of the Company for the year ended December 31, 2004. Wing On prepared its financial statements in accordance with accounting principles generally accepted in Hong Kong ("Wing On Statements") and Hangzhou Zhongce prepared its statutory financial statements in accordance with the accounting principles and the relevant financial regulations as established by the Ministry of Finance of the PRC ; however, for the purposes of complying with Article 3-09 of Regulation S-X, Hangzhou Zhongce prepared separate financial statements in accordance with U.S. GAAP ("Hangzhou Zhongce Statements").

      Pursuant to Article 3-09 of Regulation S-X, Wing On Statements for the two years ended December 31, 2004 and 2003 and the nine months period ended
December 31, 2002, including a reconciliation to U.S. GAAP, are set out as follows.

                               WING ON TRAVEL (HOLDINGS) LIMITED
                               ---------------------------------
                               (incorporated in Bermuda with limited liability)

                               Report and Financial Statements
                               For the two years ended 31 December 2004 and 2003 and the nine-month period ended 31 December 2002

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


REPORT AND FINANCIAL STATEMENTS
FOR THE TWO YEARS ENDED 31 DECEMBER 2004 AND 2003
AND THE NINE-MONTH PERIOD ENDED 31 DECEMBER 2002
-------------------------------------------------



CONTENTS                                                                 PAGE(S)
--------                                                                 -------


REPORT OF INDEPENDENT REGISTERED PUBLIC
  ACCOUNTING FIRM                                                           1


CONSOLIDATED INCOME STATEMENTS                                            2 & 3


CONSOLIDATED BALANCE SHEETS                                               4 & 5


CONSOLIDATED STATEMENTS OF CHANGES IN
  SHAREHOLDERS' EQUITY                                                      6


CONSOLIDATED CASH FLOW STATEMENTS                                         7 - 9


NOTES TO THE FINANCIAL STATEMENTS                                        10 - 69

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF WING ON TRAVEL (HOLDINGS) LIMITED
--------------------------------------------------------------
(incorporated in Bermuda with limited liability)

We have audited the accompanying consolidated balance sheets of Wing On Travel (Holdings) Limited and its subsidiaries (the "Company") as of 31 December 2004 and 2003 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the two years ended 31 December 2004 and 2003 and the nine-month period ended 31 December 2002, all expressed in Hong Kong dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2004 and 2003 and the results of their operations and their cash flows for the two years ended 31 December 2004, 2003 and the nine-month period ended 31 December 2002 in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net profit for the year ended 31 December 2004 and net loss for the year ended 31 December 2003 and the nine-month period ended 31 December 2002 and the determination of shareholders' equity and financial position at 31 December 2004 and 2003, to the extent summarized in note 55.




Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, 26 April 2005 (21 September 2005 as to Note 52(e and f))

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

CONSOLIDATED INCOME STATEMENTS
FOR THE TWO YEARS ENDED 31 DECEMBER 2004 AND 2003
AND THE NINE-MONTH PERIOD ENDED 31 DECEMBER 2002
--------------------------------------------------------------------------------


                                                                              1.1.2004         1.1.2003          1.4.2002
                                                                                 to               to                to
                                                              NOTES          31.12.2004       31.12.2003        31.12.2002
                                                              -----          ----------       ----------        ----------
                                                                               HK$'000          HK$'000           HK$'000


Turnover                                                        4             1,722,177         1,416,235        1,323,286

Direct operating costs                                                       (1,426,652)       (1,258,481)      (1,170,593)
                                                                              ---------         ---------        ---------

Gross profit                                                                    295,525           157,754          152,693

Other operating income                                          6                20,784            22,536           16,925

Distribution costs                                                              (51,039)          (38,809)         (30,974)

Administrative expenses                                                        (210,944)         (202,699)        (195,613)

Net unrealized holding loss on other
  investments                                                                      (127)           (2,849)            (733)

Reversal of impairment loss (impairment
  loss recognized) in respect of leasehold
  land and buildings                                           15                 4,511              (301)         (12,281)

Release of negative goodwill arising on
  acquisition of subsidiaries                                  23                 1,863                 -                -

Impairment loss recognized in respect of
  investments in securities                                    21                (5,659)          (26,974)               -

Impairment loss recognized in respect of
  properties under construction                                15                (1,100)           (2,400)          (1,000)

Surplus arising from revaluation of
  investment property                                          16                     -                 7                -

Loss on disposal of investment securities                                             -           (30,633)               -

Loss on disposal of other investments                                                 -              (465)               -

Loss on disposal of interest in a co-operative
  joint venture                                                20                     -           (20,000)               -

Amortization of goodwill arising on
  acquisition of subsidiaries                                  22                     -              (496)            (165)

Allowance for short term investment deposit                                           -                 -          (23,000)

Allowance for advances to service suppliers                     7                     -                 -         (162,122)
                                                                              ---------         ---------        ---------


Profit (loss) from operations                                   8                53,814          (145,329)        (256,270)

Finance costs                                                  10               (53,711)          (25,045)         (12,708)

Gain (loss) on disposal of associates                          17                37,930           (23,471)               -

Share of results of associates                                                     (195)         (114,788)         (33,463)

Impairment loss recognized in respect of
  interest in an associate                                     17                     -           (31,717)               -

Loss on disposal of discontinued operation                     43                     -           (32,697)               -

Loss on deemed disposal/disposal of
  subsidiaries                                                 44                     -                 -           (1,712)
                                                                              ---------         ---------        ---------


Profit (loss) before taxation                                                    37,838          (373,047)        (304,153)

Taxation credit                                                12                    23             2,075              669
                                                                              ---------         ---------        ---------


Profit (loss) before minority interests                                          37,861          (370,972)        (303,484)

Minority interests                                                               (2,484)                -            1,236
                                                                              ---------         ---------        ---------


Net profit (loss) for the year/period                                            35,377          (370,972)        (302,248)
                                                                              =========         =========        =========

Dividends                                                      13                     -                 -                -
                                                                              =========         =========        =========

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------



                                                                              1.1.2004         1.1.2003          1.4.2002
                                                                                 to               to                to
                                                              NOTE           31.12.2004       31.12.2003        31.12.2002
                                                              ----           ----------       ----------        ----------
                                                                               HK$'000          HK$'000           HK$'000
                                                                                              (Restated)        (Restated)

Earnings (loss) per share

  Basic                                                        14                  0.18            (2.03)            (1.83)
                                                                              =========         =========        =========

  Diluted                                                      14                  0.13               N/A              N/A
                                                                              =========         =========        =========


--------------------------------------------------------------------------------

See notes to consolidated financial statements.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

CONSOLIDATED BALANCE SHEETS
AT 31 December 2004 AND 2003
--------------------------------------------------------------------------------

                                                                     NOTES                   2004                  2003
                                                                     -----                   ----                  ----
                                                                                            HK$'000               HK$'000

Non-current assets

  Property, plant and equipment                                       15                   1,738,801                70,213

  Investment property                                                 16                       3,400                 1,400

  Interest in associates                                              17                       1,989               221,467

  Other long term investment                                          19                           -                70,500

  Investments in securities                                           21                      93,789                99,258

  Goodwill                                                            22                      50,215                     -

  Negative goodwill                                                   23                     (72,651)                    -

  Investment deposits                                                 24                     221,695                     -

  Club debentures, at cost                                                                       713                     -
                                                                                           ---------               -------

                                                                                           2,037,951               462,838
                                                                                           ---------               -------

Current assets

  Property held for sale, at cost                                                                 98                     -

  Inventories                                                         25                       5,807                   667

  Amounts due from related companies                                  26                       6,522                 2,928

  Amounts due from associates                                         27                         391                11,732

  Trade and other receivables                                         28                     276,500               350,838

  Consideration receivable on disposal of
    an associate and interest in a co-operative
    joint venture                                                                                  -               108,000

  Loan receivables                                                    29                     131,000                54,950

  Investments in securities                                           21                       2,778                 2,847

  Tax recoverable                                                                                 31                    36

  Pledged bank deposits                                               47                       6,800                   390

  Trading cash balances                                               30                         246                   416

  Bank balances and cash                                                                     134,317               111,709
                                                                                           ---------               -------

                                                                                             564,490               644,513
                                                                                           ---------               -------

Current liabilities

  Trade and other payables                                            31                     234,441               239,191

  Loans from related companies                                        32                     260,778                 8,000

  Amounts due to associates                                           27                      11,327                12,134

  Amounts due to related companies                                    33                      17,598                13,009

  Obligations under finance leases - amount due
    within one year                                                   34                         378                     -

  Borrowings - amount due within one year                             35                      57,066                28,230

  Convertible notes                                                   36                           -               254,125
                                                                                           ---------               -------

                                                                                             581,588               554,689
                                                                                           ---------               -------

Net current (liabilities) assets                                                             (17,098)               89,824
                                                                                           ---------               -------

Total assets less current liabilities (c/f)                                                2,020,853               552,662
                                                                                           ---------               -------

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


                                                                     NOTES                   2004                  2003
                                                                     -----                   ----                  ----
                                                                                            HK$'000               HK$'000


Total assets less current liabilities (b/f)                                                2,020,853               552,662
                                                                                           ---------               -------

Minority interests                                                                           312,171                29,778
                                                                                           ---------               -------

Non-current liabilities

  Loans from related companies                                        32                     112,098               223,312

  Obligations under finance leases - amount due
    after one year                                                    34                          93                     -

  Borrowings - amount due after one year                              35                     300,395                 6,251

  Convertible notes                                                   36                      55,000                     -

  Promissory note                                                     37                     365,000                     -

  Deferred taxation                                                   38                     243,354                     -
                                                                                           ---------               -------

                                                                                           1,075,940               229,563
                                                                                           ---------               -------

Net assets                                                                                   632,742               293,321
                                                                                           =========               =======


Capital and reserves

  Share capital                                                       39                     322,267               183,167

  Reserves                                                            41                     310,475               110,154
                                                                                           ---------               -------

Shareholders' funds                                                                          632,742               293,321
                                                                                           =========               =======


--------------------------------------------------------------------------------

See notes to consolidated financial statements.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE TWO YEARS ENDED 31 DECEMBER 2004 AND 2003
AND THE NINE-MONTH PERIOD ENDED 31 DECEMBER 2002
--------------------------------------------------------------------------------

                                                                                                        Total equity
                                                                                                        ------------
                                                                                                           HK$'000


At 1 April 2002                                                                                             640,009
                                                                                                            -------

Exchange difference arising on translation of financial statements of
  operations outside Hong Kong                                                                                 (322)

Share of translation reserve of an associate                                                                    (65)
                                                                                                            -------

Amount of loss not recognized in the income statement                                                          (387)
                                                                                                            -------

                                                                                                            639,622

Issue of shares                                                                                             322,560

Repurchase of shares                                                                                         (5,896)

Reserves released on deemed disposal and disposal of subsidiaries                                               538

Net loss for the period                                                                                    (302,248)
                                                                                                            -------

At 31 December 2002 and 1 January 2003                                                                      654,576
                                                                                                            -------

Exchange difference arising on translation of financial statements of
  operations outside Hong Kong                                                                                 (286)

Surplus arising from revaluation of investment property                                                         163

Share of translation reserve of an associate                                                                     73
                                                                                                            -------

Amount of net loss not recognized in the income statement                                                       (50)
                                                                                                            -------

                                                                                                            654,526
Transfer of goodwill reserve to investments in securities on
  reclassification of investments                                                                             9,767

Net loss for the year                                                                                      (370,972)
                                                                                                            -------

At 31 December 2003 and 1 January 2004                                                                      293,321
                                                                                                            -------

Exchange difference arising on translation of financial statements of
  operations outside Hong Kong                                                                                 (757)

Surplus arising from revaluation of investment property                                                       2,000
                                                                                                            -------

Amount of net gain not recognized in the income statement                                                     1,243
                                                                                                            -------

                                                                                                            294,564

Issue of shares                                                                                             303,648

Realization of translation reserve on liquidation of a subsidiary                                              (847)

Net profit for the year                                                                                      35,377
                                                                                                            -------

At 31 December 2004                                                                                         632,742
                                                                                                            =======


--------------------------------------------------------------------------------

See notes to consolidated financial statements.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE TWO YEARS ENDED 31 DECEMBER 2004 AND 2003
AND THE NINE-MONTH PERIOD ENDED 31 DECEMBER 2002
--------------------------------------------------------------------------------


                                                                              1.1.2004         1.1.2003          1.4.2002
                                                                                 to               to                to
                                                                             31.12.2004       31.12.2003        31.12.2002
                                                                             ----------       ----------        ----------
                                                                               HK$'000          HK$'000           HK$'000


Cash flows from operating activities

  Profit (loss) before taxation                                                  37,838          (373,047)        (304,153)

  Adjustments for:

    Share of results of associates                                                  195           114,788           33,463

    Depreciation and amortization of property,
      plant and equipment                                                        26,938            24,575           18,575

    Interest income                                                              (3,381)           (1,150)         (10,679)

    Interest expenses                                                            53,578            22,586           11,858

    Finance lease charges                                                           133             2,459              850

    Loss on disposal of property, plant and
      equipment                                                                     220            28,587            2,042

    (Gain) loss on disposal of associates                                       (37,930)           23,471                -

    Loss on disposal of discontinued operations                                       -            32,697                -

    Loss on disposal of investment securities                                         -            30,633                -

    Loss on disposal of interest in a co-operative
     joint venture                                                                    -            20,000                -

    Loss on disposal of other investments                                            11               465                -

    Allowance for irrecoverable trade debts                                       1,262                 -           22,813

    Impairment loss recognized in respect of
      investments in securities                                                   5,659            26,974                -

    Impairment loss recognized in respect of
      properties under construction                                               1,100             2,400            1,000

    Impairment loss recognized in respect of
      interest in an associate                                                        -            31,717                -

    (Reversal of impairment loss) impairment
      loss recognized in respect of leasehold land
      and buildings                                                              (4,511)              301           12,281

    Release of negative goodwill arising on
      acquisition of subsidiaries                                                (1,863)                -                -

    Net unrealized holding loss on other investments                                127             2,849              733

    Amortization of goodwill arising on acquisition
      of subsidiaries                                                                 -               496              165

    Surplus arising from revaluation of investment
      property                                                                        -                (7)               -

    Loss on deemed disposal/disposal of subsidiaries                                  -                 -            1,712

    Allowance for short term investment deposit                                       -                 -           23,000

    Allowance for advances to service suppliers                                       -                 -          162,122
                                                                                -------           -------          -------

Operating cash flows before movement in working
  capital                                                                        79,376            (9,206)         (24,218)
                                                                                -------           -------          -------


WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


                                                                              1.1.2004         1.1.2003          1.4.2002
                                                                                 to               to                to
                                                              NOTES          31.12.2004       31.12.2003        31.12.2002
                                                              -----          ----------       ----------        ----------
                                                                               HK$'000          HK$'000           HK$'000

Movement in working capital

  Decrease in inventories                                                           254               540              254

  Increase in amounts due from related companies                                 (3,594)           (1,972)         (11,989)

  Decrease (increase) in amounts due from
    associates                                                                    1,916            (7,282)          (1,267)

  Decrease (increase) in trade and other receivables                            139,499           (46,582)          (9,153)

  Decrease (increase) in trading cash balances                                      170               747             (469)

  (Decrease) increase in trade and other payables                              (111,100)           26,950           (6,305)

  (Decrease) increase in amounts due to associates                                 (807)          (13,354)           7,372

  (Decrease) increase in amounts due to related
    companies                                                                   (77,065)            1,340            4,443
                                                                                -------           -------          -------

                                                                                (50,727)          (39,613)         (17,114)
                                                                                -------           -------          -------


Cash generated from (used in) operations                                         28,649           (48,819)         (41,332)

Interest paid                                                                   (53,578)          (12,429)          (8,616)

Finance lease charges paid                                                         (133)           (2,459)            (850)

Taxation in other jurisdictions refunded                                             28               724               99
                                                                                -------           -------          -------


Net cash used in operating activities                                           (25,034)          (62,983)         (50,699)
                                                                                -------           -------          -------


Cash flows from investing activities

  Payment for investment deposits                                              (221,695)                -          (99,400)

  Acquisition of associates and advances                                        (82,135)                -                -

  Acquisition of subsidiaries                                  42               (47,387)                -                -

  Net cash outflow of loans advanced to certain
    companies and individuals                                                   (36,050)           (9,678)         (22,272)

  Purchase of property, plant and equipment                                     (18,669)          (23,028)          (3,489)

  (Increase) decrease in pledged bank deposits                                   (6,410)              412            1,217

  Purchase of other investments                                                     (58)           (5,571)          (6,008)

  Purchase of investment securities                                                  (1)                -                -

  Proceeds from disposals of associates and
    advances                                                                    188,988            13,219                -

  Refund of other long term investment                                           70,500                 -                -

  Proceeds from disposal of property, plant and
    equipment                                                                     9,908            41,611              900

  Interest received                                                               3,381             1,150            6,368

  Proceeds from disposal of other investments                                        12             4,860                -

  Investment in an associate                                                          -               (82)        (300,217)

  Acquisition of additional interest in a subsidiary                                  -                 -          (10,169)

  Disposal of discontinued operation (net of
    cash and cash equivalents disposed of)                     43                     -            26,911                -

  Repayment of loan receivables                                                       -                 -           10,000

  Deemed disposal/disposal of subsidiaries
    (net of cash and cash equivalents disposed of)             44                     -                 -           (1,448)

  Short term investment deposits refunded                                             -                 -            5,000
                                                                                -------           -------          -------

Net cash (used in) from investing activities                                   (139,616)           49,804         (419,518)
                                                                                -------           -------          -------

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


                                                                              1.1.2004         1.1.2003          1.4.2002
                                                                                 to               to                to
                                                              NOTE           31.12.2004       31.12.2003        31.12.2002
                                                              ----           ----------       ----------        ----------
                                                                               HK$'000          HK$'000           HK$'000


Cash flows from financing activities

  Net cash inflow from loans from related
    companies                                                                   141,564           224,838            6,474

  Proceeds from issue of new shares for cash,
    net of expenses of HK$3,832,000
    (1.1.2003 to 31.12.2003: HK$nil and
    1.4.2002 to 31.12.2002: HK$2,915,000)                                        98,648                 -          206,685

  Proceeds from issue of convertible notes                                       70,200                 -          370,000

  New bank loans and other loans raised                                           5,569            61,096          150,000

  Repayment of bank loans and other loans                                       (89,599)         (209,909)        (139,024)

  Redemption of convertible notes                                               (64,325)                -                -

  Repayment of obligations under finance leases                                  (1,182)           (4,619)          (7,376)

  Repurchase of shares                                                                -                 -           (5,896)
                                                                                -------           -------          -------

Net cash from financing activities                                              160,875            71,406          580,863
                                                                                -------           -------          -------

Net (decrease) increase in cash and cash
  equivalents                                                                    (3,775)           58,227          110,646

Cash and cash equivalents at beginning of the
  year/period                                                                   111,709            53,793          (56,969)

Effect of foreign exchange rate changes                                          (1,798)             (311)             116
                                                                                -------           -------          -------

Cash and cash equivalents at end of the
  year/period                                                  46               106,136           111,709           53,793
                                                                                =======           =======          =======


--------------------------------------------------------------------------------

See notes to consolidated financial statements.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

NOTES TO THE FINANCIAL STATEMENTS
FOR THE TWO YEARS ENDED 31 DECEMBER 2004 AND 2003
AND THE NINE-MONTH PERIOD ENDED 31 DECEMBER 2002
--------------------------------------------------------------------------------


1.   GENERAL

     Wing On Travel (Holdings) Limited (together with its subsidiaries the "Company") is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

     The Company is an investment holding company. Its subsidiaries are principally engaged in the business of providing package tours, travel and other related services and hotel operations.

     The financial statements for the current and prior period cover the twelve-month year ended 31 December 2004 and 2003. The corresponding amounts shown for the income statement, statement of changes in shareholders' equity, cash flow statement and related notes cover a nine-month period from 1 April 2002 to 31 December 2002 and therefore may not be comparable with amounts shown for the current and prior year.

     These financial statements have been prepared for the special purpose of filing with the United States Securities and Exchange Commission for the express purpose of complying with Article 3 - 09 of Regulation S - X of the Securities Act 1933. This filing requirement is based on the Company being a significant investee of China Enterprises Limited ("CEL").


2.   POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

     In 2004, the Hong Kong Institute of Certified Public Accountants issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Company has not early adopted these new HKFRSs in the financial statements for the two years ended 31 December 2004 and 2003 and the nine-month period ended 31 December 2002.

     The Company has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities. The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong.

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

     Negative goodwill arising on the acquisition of an associate after 1 April 2001 is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries after 1 April 2001 is presented separately in the balance sheet as a deduction from assets.

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

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES - continued

     Revenue recognition

     Income from tour and travel services is recognized upon the departure date of each tour. Income from other travel related services is recognized when the services are rendered.

     Hotel revenue from rooms and other ancillary services are recognized when the services are rendered.

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

     Property, plant and equipment

     Hotel properties

     Hotel properties are stated at cost less accumulated impairment loss. Cost comprises land costs, development costs, borrowing cost capitalized in accordance with the Company's accounting policy and other direct cost attributable to the property. No depreciation or amortization is provided on hotel property. It is the Company's policy to maintain these assets in a continual state of sound repair and maintenance and to extend and make improvements thereto from time to time, and accordingly the directors consider that given the estimated life of this asset any depreciation would be insignificant.

     The gain or loss arising from disposal or retirement of hotel property is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in the income statement.

     Other property, plant and equipment

     Property, plant and equipment other than hotel properties and properties under construction are stated at cost or valuation less accumulated depreciation or amortization and any identified impairment loss.

     The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in the income statement.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES - continued

     Property, plant and equipment - continued


     Other property, plant and equipment - continued

     Depreciation and amortization is provided to write off the cost or valuation of property, plant and equipment other than hotel properties and properties under construction over their estimated useful lives, using the straight line method, at the following rates per annum:



     Leasehold land                              Over the remaining unexpired terms of the leases

     Buildings                                   2% or over the remaining unexpired terms of the
                                                    leases, whichever is shorter

     Furniture and fixtures                      10% - 20%

     Leasehold improvements                      10% - 20% or the term of the lease
                                                     or land use rights, if shorter

     Motor vehicles                              8.33% - 20%

     Office equipment and machinery              20%

     Vessels                                     5%

     Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets.

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

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES - continued

     Impairment

     At each balance sheet date, the Company reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

     Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

     Interest in associates

     An associate is an enterprise over which the Company is in a position to exercise significant influence, including participation in financial and operating policy decisions.

     The consolidated income statement includes the Company's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, the interest in associates is stated at the Company's share of net assets of the associates less any negative goodwill on acquisition in so far as it has not already been released to income and any identified impairment loss.

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

     Other investments are measured at fair value, with unrealized gains and losses included in net profit or loss for the year.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES - continued

     Club debenture

     Club debenture is stated at cost less any identified impairment loss.

     Properties held for sale

     Properties held for sale are stated at the lower of cost and net realizable value. Cost comprises all costs of purchase. Net realizable value is calculated at the actual or estimated selling price less related costs of marketing and selling.

     Inventories

     Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the weighted average cost method.

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

     Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES - continued

     Retirement benefit schemes

     The retirement benefit costs charged in the income statement represent the contributions payable in respect of the current year/period to the state-managed retirement benefit schemes and the Company's defined contribution schemes.

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

     All other leases are classified as operating leases and their rentals payable or receivable are charged or credited to the income statement on a straight line basis over the term of the relevant lease.

     Foreign currencies

     Transactions in foreign currencies are translated at the approximate rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are included in the income statement.

     On consolidation, the assets and liabilities of operations outside Hong Kong are translated at the rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rate for the year/period. Exchange differences arising, if any, are classified as equity and transferred to the Company's translation reserve. Such translation differences are recognized as income or as expenses in the period in which the operation is disposed of.

     Foreign currency risk

     The Company conducts business in a number of foreign countries, with certain transactions denominated in currencies other than the functional currency of the respective subsidiary conducting the business. The purpose of the Company's foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES - continued

     Concentration of credit risk

     Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, and trade receivables. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

     The Company conducts credit evaluation of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

     Fair value of financial instruments

     The carrying amounts of cash and cash equivalents, trade receivables and trade payables approximate their fair values due to the short-term maturity of these instruments.


4.   TURNOVER

     Turnover represents the amounts received and receivable from outside customers, less trade discounts and returns during the year/period. An analysis of the Company's turnover is as follows:


                                              1.1.2004          1.1.2003         1.4.2002
                                                 to                to               to
                                             31.12.2004        31.12.2003       31.12.2002
                                             ----------        ----------       ----------
                                               HK$'000           HK$'000          HK$'000

     Travel and related services               1,532,143        1,291,906       1,185,560

     Hotel and leisure services                  190,034                -               -

     Transportation services                           -          124,329         137,726
                                               ---------        ---------       ---------

                                               1,722,177        1,416,235       1,323,286
                                               =========        =========       =========

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

5.   BUSINESS AND GEOGRAPHICAL SEGMENTS

     Business segments

     During the year, for management purposes, the Company was organized into two operating divisions - travel and related services, and hotel and leisure services. In 2003, the Company was also involved in the business of transportation services that was discontinued in October 2003. These divisions are the basis on which the Company reports its primary segment information.

     Principal activities are as follows:

                                                       Travel and         Hotel and
                                                         related           leisure
                                                        services          services        Elimination      Consolidated
                                                        --------          --------        -----------      ------------
                                                         HK$'000           HK$'000          HK$'000           HK$'000

     For the year ended 31 December 2004

     TURNOVER
     External sales                                      1,532,143          190,034                -         1,722,177
     Inter-segment sales                                      -               1,234           (1,234)                -
                                                         ---------          -------           ------         ---------
     Total                                               1,532,143          191,268           (1,234)        1,722,177
                                                         =========          =======           ======         =========

     Inter-segment sales are charged at
       prevailing market price.

     RESULTS
     Segment results                                        49,349           33,701                -            83,050
                                                         =========          =======           ======

     Interest income                                                                                             3,381
     Net unrealized holding loss on other
       investments                                                                                                (127)
     Impairment loss recognized in respect
       of investments in securities                                                                             (5,659)
     Unallocated corporate expenses                                                                            (26,831)
                                                                                                             ---------
     Profit from operations                                                                                     53,814
     Finance costs                                                                                             (53,711)
     Gain on disposal of associates                         37,930                -                -            37,930
     Share of results of associates                           (195)               -                -              (195)
                                                                                                             ---------
     Profit before taxation                                                                                     37,838
     Taxation credit                                                                                                23
                                                                                                             ---------
     Profit before minority interests                                                                           37,861
     Minority interests                                                                                         (2,484)
                                                                                                             ---------
     Net profit for the year                                                                                    35,377
                                                                                                             =========

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

5.   BUSINESS AND GEOGRAPHICAL SEGMENTS - continued

     Business segments - continued

                                                              Travel and             Hotel and
                                                                related               leisure
                                                               services              services            Consolidated
                                                               --------              --------            ------------
                                                                HK$'000               HK$'000               HK$'000

     As at 31 December 2004

     ASSETS
     Segment assets                                              728,181             1,697,328             2,425,509
     Interest in associates                                        1,989                     -                 1,989
     Unallocated corporate assets                                                                            174,943
                                                                                                           ---------
     Consolidated total assets                                                                             2,602,441
                                                                                                           =========

     LIABILITIES
     Segment liabilities                                         198,949                62,723               261,672
     Unallocated corporate liabilities                                                                     1,395,856
                                                                                                           ---------
     Consolidated total liabilities                                                                        1,657,528
                                                                                                           =========

     OTHER INFORMATION
     Capital additions                                             5,221             1,696,828             1,702,049
     Goodwill arising from acquisition of
       subsidiaries                                               50,215                     -                50,215
     Depreciation and amortization of
       property, plant and equipment                               4,204                22,734                26,938
     Impairment losses recognized                                  6,759                     -                 6,759
     Reversal of impairment loss in respect
       of leasehold land and buildings                            (4,511)                    -                (4,511)
     Loss (profit) on disposal of property,
       plant and equipment                                           365                  (145)                  220
     Allowance for irrecoverable trade debts                       1,262                     -                 1,262
                                                                 =======               =======             =========

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

5.   BUSINESS AND GEOGRAPHICAL SEGMENTS - continued

     Business segments - continued

                                                       Continuing       Discontinued
                                                        operation         operation
                                                       ----------      --------------
                                                       Travel and
                                                         related       Transportation
                                                        services          services        Elimination      Consolidated
                                                       ----------      --------------     -----------      ------------
                                                         HK$'000           HK$'000          HK$'000           HK$'000

     For the year ended 31 December 2003

     TURNOVER
     External sales                                      1,291,906          124,329                -         1,416,235
     Inter-segment sales                                      -               5,248           (5,248)                -
                                                         ---------          -------           ------         ---------
     Total                                               1,291,906          129,577           (5,248)        1,416,235
                                                         =========          =======           ======         =========

     Inter-segment sales are charged
     at prevailing market price.

     RESULTS
     Segment results                                       (60,207)         (20,169)               -           (80,376)
                                                         =========          =======           ======

     Interest income                                                                                             1,150
     Loss on disposal of investments in
       securities                                                                                              (31,098)
     Net unrealized holding loss on other
       investments                                                                                              (2,849)
     Unallocated corporate expenses                                                                            (32,156)
                                                                                                             ---------
     Loss from operations                                                                                     (145,329)
     Finance costs                                                                                             (25,045)
     Loss on disposal of associates                        (23,471)               -                -           (23,471)
     Share of results of associates                       (114,788)               -                -          (114,788)
     Impairment loss recognized in respect
       of interest in an associate                         (31,717)               -                -           (31,717)
     Loss on disposal of discontinued
       operation                                                 -          (32,697)               -           (32,697)
                                                                                                             ---------
     Loss before taxation                                                                                     (373,047)
     Taxation credit                                                                                             2,075
                                                                                                             ---------
     Loss before minority interests                                                                           (370,972)
     Minority interests                                                                                              -
                                                                                                             ---------
     Net loss for the year                                                                                    (370,972)
                                                                                                             =========

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

5.   BUSINESS AND GEOGRAPHICAL SEGMENTS - continued

     Business segments - continued

                                                              Continuing           Discontinued
                                                               operation             operation
                                                              ----------          --------------
                                                              Travel and
                                                                related           Transportation
                                                               services              services            Consolidated
                                                              ----------          --------------         ------------
                                                                HK$'000               HK$'000               HK$'000

     As at 31 December 2003

     ASSETS
     Segments                                                    676,963                     -               676,963
     Interest in associates                                      221,467                     -               221,467
     Unallocated corporate assets                                                                            208,921
                                                                                                           ---------
     Consolidated total assets                                                                             1,107,351
                                                                                                           =========

     LIABILITIES
     Segment liabilities                                         245,147                     -               245,147
     Unallocated corporate liabilities                                                                       539,105
                                                                                                           ---------
     Consolidated total liabilities                                                                          784,252
                                                                                                           =========

     OTHER INFORMATION
     Capital additions                                             7,947                15,081                23,028
     Depreciation and amortization of
       property, plant and equipment                               4,935                19,640                24,575
     Loss on disposal of property, plant
       and equipment                                              28,419                   168                28,587
     Loss on disposal of interest in a
       co-operative joint venture                                 20,000                     -                20,000
     Impairment losses recognized                                 29,675                     -                29,675
     Amortization of goodwill arising on
       acquisition of subsidiaries                                     -                   496                   496
                                                                 =======               =======             =========

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

5.   BUSINESS AND GEOGRAPHICAL SEGMENTS - continued

     Business segments - continued

                                                       Continuing       Discontinued
                                                        operation         operation
                                                       ----------      --------------
                                                       Travel and
                                                         related       Transportation
                                                        services          services        Elimination      Consolidated
                                                       ----------      --------------     -----------      ------------
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

     RESULTS
     Segment results                                      (227,740)          (7,786)               -          (235,526)
                                                         =========          =======           ======
     Interest income                                                                                            10,679
     Net unrealized holding loss on other
       investments                                                                                                (733)
     Unallocated corporate expenses                                                                            (30,690)
                                                                                                             ---------
     Loss from operations                                                                                     (256,270)
     Finance costs                                                                                             (12,708)
     Share of results of associates                        (33,463)               -                -           (33,463)
     Loss on deemed disposal/disposal of
       subsidiaries                                         (1,712)               -                -            (1,712)
                                                                                                             ---------
     Loss before taxation                                                                                     (304,153)
     Taxation credit                                                                                               669
                                                                                                             ---------
     Loss before minority interests                                                                           (303,484)
     Minority interests                                                                                          1,236
                                                                                                             ---------
     Net loss for the period                                                                                  (302,248)
                                                                                                             =========

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


5.   BUSINESS AND GEOGRAPHICAL SEGMENTS - continued

     Geographical segments

     No geographical segment information in respect of the Company's operations has been presented as over 90% of the Company's operations were derived from Hong Kong.

     The analysis of carrying amount of segment assets and additions to property, plant and equipment and intangible assets analyzed by the geographical area in which the assets are located is as follows:

                                                                                                  Additions to
                                                                                               property, plant and
                                                              Carrying amount                     equipment and
                                                             of segment assets                  intangible assets
                                                         -------------------------          -------------------------
                                                           2004              2003             2004              2003
                                                         ---------          -------         ---------          -------
                                                          HK$'000           HK$'000          HK$'000           HK$'000

     The People's Republic of China
       (excluding Hong Kong) (the "PRC")                 1,372,774          248,358         1,074,210                -
     Hong Kong                                           1,040,390          300,522           677,865           23,028
     South-east Asia                                       120,914          180,433               137                -
     Japan and Korea                                        64,710          155,771                 -                -
     Others                                                  1,664              800                52                -
                                                         ---------          -------         ---------          -------
                                                         2,600,452          885,884         1,752,264           23,028
                                                         =========          =======         =========          =======



6.   OTHER OPERATING INCOME

                                                                 1.1.2004              1.1.2003              1.4.2002
                                                                    to                    to                    to
                                                                31.12.2004            31.12.2003            31.12.2002
                                                                ----------            ----------            ----------
                                                                  HK$'000               HK$'000               HK$'000

     An analysis of the Company's other
     operating income is as follows:

     Exchange gain                                                    135                   335                   168
     Insurance claims received                                      2,208                     -                     -
     Interest income                                                3,381                 1,150                10,679
     Net income on sale of computer program
       source code                                                      -                 3,000                     -
     Recovery of overseas sales tax                                     -                 8,242                     -
     Sundry income                                                 15,060                 9,809                 6,078
                                                                   ------                ------                ------
                                                                   20,784                22,536                16,925
                                                                   ======                ======                ======

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

7.   ALLOWANCE FOR ADVANCES TO SERVICE SUPPLIERS

     The Company makes advances to its overseas tour operators for financing their provision of tourist services to the Company in their destination points. The allowance made in the nine-month period ended 31 December 2002 represented the amounts due from those operators with whom the Company did not have further business and the directors consider that their recoverability was remote.


8.   PROFIT (LOSS) FROM OPERATIONS

                                                                 1.1.2004              1.1.2003              1.4.2002
                                                                    to                    to                    to
                                                                31.12.2004            31.12.2003            31.12.2002
                                                                ----------            ----------            ----------
                                                                  HK$'000               HK$'000               HK$'000

     Profit (loss) from operations has been arrived at after charging:

     Allowance for irrecoverable trade debts                         1,262                    -                 22,813
     Auditors' remuneration                                          2,878                1,792                  1,598
     Cost of inventories recognized as expenses                     20,490                2,005                  2,701
     Depreciation and amortization on:
       Owned assets                                                 26,289               19,689                 14,622
       Assets held under finance leases                                649                4,886                  3,953
     Information technology development expenses                         -                1,136                    844
     Loss on disposal of other investments                              11                  465                      -
     Loss on disposal of property, plant and
       equipment                                                       220               28,587                  2,042
     Minimum lease payments paid in respect
       of rented premises                                           12,913               12,459                 19,850
     Staff costs *                                                 128,023               80,194                125,272

     and after crediting:

     Rental income from investment property
       and premises within the hotel properties
       less expenses of HK$79,000
       (1.1.2003 to 31.12.2003: HK$nil and
       1.4.2002 to 31.12.2002: HK$nil)                              12,993                  109                     82
     Rental income from motor vehicles                                  74                    -                      -
                                                                   =======               ======                =======


     * The amount includes retirement benefit scheme contributions (net of forfeiture) of HK$5,910,000 (1.1.2003 to 31.12.2003: HK$1,879,000 and
          1.4.2002 to 31.12.2002: HK$4,615,000).

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

9.   DIRECTORS' REMUNERATION AND HIGHEST PAID EMPLOYEES

                                                                 1.1.2004              1.1.2003              1.4.2002
                                                                    to                    to                    to
                                                                31.12.2004            31.12.2003            31.12.2002
                                                                ----------            ----------            ----------
                                                                  HK$'000               HK$'000               HK$'000
     Emoluments to executive directors
       Fees                                                             -                     -                     -
       Salaries and other benefits (Note)                           3,554                 1,500                 4,513
       Compensation for loss of office                                 -                     -                  2,600
       Retirement benefit scheme contributions                         24                    97                   389
                                                                   ------                ------                ------
                                                                    3,578                 1,597                 7,502
                                                                   ------                ------                ------

     Emoluments to non-executive directors
       Fees                                                             -                     -                     -
       Salaries and other benefits                                  2,923                 1,980                 1,286
       Retirement benefit scheme contributions                         45                   210                   137
                                                                   ------                ------                ------
                                                                    2,968                 2,190                 1,423
                                                                   ------                ------                ------

     Emoluments to independent non-executive
       directors
       Fees                                                            30                   200                     -
                                                                   ------                ------                ------
                                                                    6,576                 3,987                 8,925
                                                                   ======                ======                ======

                                                                                 Number of director(s)
                                                               ------------------------------------------------------
                                                                1.1.2004              1.1.2003              1.4.2002
                                                                   to                    to                    to
                                                               31.12.2004            31.12.2003            31.12.2002
                                                               ----------            ----------            ----------
     Emoluments of the directors were within
       the following bands:

     Nil - HK$1,000,000                                             12                    13                     9
     HK$1,000,001 - HK$1,500,000                                     -                     -                     1
     HK$2,000,001 - HK$2,500,000                                     -                     1                     -
     HK$2,500,001 - HK$3,000,000                                     2                     -                     1
     HK$3,500,001 - HK$4,000,000                                     -                     -                     1
                                                                  ====                  ====                  ====


     Note: The directors' salaries and other benefits include the operating lease rentals amounting to HK$1,200,000 (1.1.2003 to 31.12.2003: HK$nil and 1.4.2002 to 31.12.2002: HK$1,401,000)
              in respect of rental premises provided to directors. The amounts were also included in the minimum lease payments paid in respect of rental premises under note 8 above.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

9.   DIRECTORS' REMUNERATION AND HIGHEST PAID EMPLOYEES - continued

     Details of emoluments paid by the Company to the five highest paid individuals (including directors, details of whose emoluments are set out above) are as follows:

                                                                 1.1.2004              1.1.2003              1.4.2002
                                                                    to                    to                    to
                                                                31.12.2004            31.12.2003            31.12.2002
                                                                ----------            ----------            ----------
                                                                  HK$'000               HK$'000               HK$'000

     Salaries and other benefits                                   10,003                 5,927                 8,479
     Retirement benefit scheme contributions                          179                   485                   601
                                                                   ------                ------                ------
                                                                   10,182                 6,412                 9,080
                                                                   ======                ======                ======

                                                                 1.1.2004              1.1.2003              1.4.2002
                                                                    to                    to                    to
                                                                31.12.2004            31.12.2003            31.12.2002
                                                                ----------            ----------            ----------
     Emoluments of the five highest paid individuals were
       within the following bands:

     Nil - HK$1,000,000                                              -                     3                     2
     HK$1,000,001 - HK$1,500,000                                     2                     -                     1
     HK$1,500,001 - HK$2,000,000                                     1                     1                     -
     HK$2,000,001 - HK$2,500,000                                     -                     1                     -
     HK$2,500,001 - HK$3,000,000                                     2                     -                     1
     HK$3,500,001 - HK$4,000,000                                     -                     -                     1
                                                                   ===                   ===                   ===

     Number of directors                                             2                     2                     3
     Number of employees                                             3                     3                     2
                                                                   ---                   ---                   ---
                                                                     5                     5                     5
                                                                   ===                   ===                   ===


10.  FINANCE COSTS

                                                                 1.1.2004              1.1.2003              1.4.2002
                                                                    to                    to                    to
                                                                31.12.2004            31.12.2003            31.12.2002
                                                                ----------            ----------            ----------
                                                                  HK$'000               HK$'000               HK$'000

     Finance lease charges                                            133                 2,459                   850
     Interest on borrowings wholly repayable
       within five years                                           39,997                17,504                 7,847
     Interest on convertible notes                                  3,760                 5,082                 4,011
     Interest on promissory note                                    9,821                     -                     -
                                                                   ------                ------                ------
     Total finance costs                                           53,711                25,045                12,708
                                                                   ======                ======                ======

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

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

     The results of the transportation services for the period from 1 January 2003 to 31 October 2003, which have been included in the consolidated financial statements, were as follows:

                                                                 1.1.2004              1.1.2003              1.4.2002
                                                                    to                    to                    to
                                                                31.12.2004            31.12.2003            31.12.2002
                                                                ----------            ----------            ----------
                                                                  HK$'000               HK$'000               HK$'000

     Turnover                                                           -                124,329               137,726
     Direct operating costs                                             -                (99,712)             (123,684)
     Other operating income                                             -                  1,403                 3,113
     Administrative expenses                                            -                (45,687)              (24,744)
     Finance costs                                                      -                 (2,337)               (1,655)
                                                                   ------                -------               -------
     Loss before taxation                                               -                (22,004)               (9,244)
     Taxation credit                                                    -                  1,718                   460
                                                                   ------                -------               -------
     Net loss for the year/period                                       -                (20,286)               (8,784)
                                                                   ======                =======               =======


     During the year ended 31 December 2003, Trans-Island Group contributed HK$26,547,000 (1.4.2002 to 31.12.2002: HK$16,288,000) to the Company's net
     operating cash flows, HK$11,644,000 (1.4.2002 to 31.12.2002: HK$778,000) in respect of investing activities, and HK$11,205,000 (1.4.2002 to 31.12.2002:
     HK$13,938,000) in respect of financing activities.

     The carrying amounts of assets and liabilities of Trans-Island Group at the date of disposal are disclosed in note 43.

     A loss of HK$32,697,000 arose on the disposal of Trans-Island Group, being the proceeds of disposal less the carrying amount of the net assets of Trans-Island Group and attributable unamortized goodwill.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

12.  TAXATION CREDIT

                                                                 1.1.2004              1.1.2003              1.4.2002
                                                                    to                    to                    to
                                                                31.12.2004            31.12.2003            31.12.2002
                                                                ----------            ----------            ----------
                                                                  HK$'000               HK$'000               HK$'000
     Taxation in other jurisdictions for current
       year/period                                                      -                     -                    11
     Overprovision in prior years                                      23                     -                    19
     Deferred tax (Note 38)                                             -                 1,718                   460
                                                                   ------                ------                ------
     Taxation attributable to the Company                              23                 1,718                   468
                                                                   ------                ------                ------

     Share of taxation attributable to associates
       Hong Kong                                                        -                     -                  (270)
       Other jurisdictions                                              -                   357                   471
                                                                   ------                ------                ------
                                                                        -                   357                   201
                                                                   ------                ------                ------
     Taxation credit                                                   23                 2,075                   669
                                                                   ======                ======                ======


     No provision for Hong Kong Profits Tax has been made as the Company either has no assessable profit in the year/period or the estimated assessable profits were wholly absorbed by tax losses brought forward.

     Taxation for other jurisdictions represents overprovision for taxation in prior years. No provision for overseas taxation has been made as the Company has no taxable profit during the two years ended 31 December 2004 and 2003 and the nine-month period ended 31 December 2002 in other jurisdictions.

     No charge or credit arose on the loss on discontinuance of the transportation services during the year ended 31 December 2003.

     Taxation for the year/period can be reconciled to the profit (loss) before taxation per the consolidated income statement as follows:

                                                                 1.1.2004              1.1.2003              1.4.2002
                                                                    to                    to                    to
                                                                31.12.2004            31.12.2003            31.12.2002
                                                                ----------            ----------            ----------
                                                                  HK$'000               HK$'000               HK$'000


     Profit (loss) before taxation                                 37,838               (373,047)             (304,153)
                                                                   ======                =======               =======

     Tax at the domestic income tax rate of 17.5%
       (1.1.2003 to 31.12.2003: 17.5% and
       1.4.2002 to 31.12.2002: 16%)                                (6,622)                65,283                48,664
     Tax effect of share of results of associates                     (34)               (19,495)               (5,133)
     Tax effect of expenses that are not deductible
       in determining taxable profit                                 (887)               (14,614)              (11,866)
     Tax effect of income that is not taxable in
       determining taxable profit                                  13,649                  3,848                 2,415
     Tax effect of tax losses not recognized                       (6,645)               (33,901)              (33,443)
     Tax effect of tax losses utilized but not
       previously recognized                                        3,604                  2,023                   248
     Effect of different tax rates of subsidiaries
       operating in other jurisdictions                            (3,065)                  (314)                 (235)
     Overprovision in prior years                                      23                      -                    19
     Increase in opening deferred tax liability
       resulting from an increase in Hong Kong
       Profits Tax rate                                                 -                   (755)                    -
                                                                   ------                -------               -------
     Taxation credit for the year                                      23                  2,075                   669
                                                                   ======                =======               =======

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

13.  DIVIDENDS

     No dividends were declared by the Company for the year ended 31 December 2004 (1.1.2003 to 31.12.2003: HK$nil and 1.4.2002 to 31.12.2002: HK$nil).


14.  EARNINGS (LOSS) PER SHARE

     The calculation of the basic and diluted earnings (loss) per share is based on the following data:

                                                                 1.1.2004              1.1.2003              1.4.2002
                                                                    to                    to                    to
                                                                31.12.2004            31.12.2003            31.12.2002
                                                                ----------            ----------            ----------
                                                                  HK$'000               HK$'000               HK$'000
     Earnings (loss) for the purpose of basic
       earnings (loss) per share                                   35,377               (370,972)             (302,248)
                                                                                         =======               =======
     Interest expenses on convertible notes                         3,102
                                                                   ------
     Earnings for the purpose of diluted earnings
       per share                                                   38,479
                                                                   ======

                                                                                   Number of shares
                                                                ------------------------------------------------------
                                                                 1.1.2004              1.1.2003              1.4.2002
                                                                    to                    to                    to
                                                                31.12.2004            31.12.2003            31.12.2002
                                                                ----------            ----------            ----------
                                                                                      (Restated)            (Restated)
     Weighted average number of ordinary shares
       for the purpose of basic earnings (loss)
       per share                                               201,251,437           183,167,328           165,090,000
                                                                                     ===========           ===========
     Effect of dilutive potential ordinary shares
       relating to convertible notes                            97,498,216
                                                               -----------
     Weighted average number of ordinary
       shares for the purpose of diluted earnings
       per share                                               298,749,653
                                                               ===========


     Notes:

     (a) The above weighted average number of ordinary shares for the calculation of the basic and diluted earnings (loss) per share for the years ended 31 December 2004 and 2003 and the nine-month period ended 31 December 2002 have been adjusted to take into account of the consolidation of shares as mentioned under Note 52(c) completed subsequent to 31 December 2004.

     (b) No diluted loss per share has been presented for the year ended 31 December 2003 and the nine-month period ended 31 December 2002 as the conversion of the convertible notes and shares issuable under the subscription agreement dated 31 May 2002 to a subscriber would result in a decrease in loss per share.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

14.  EARNINGS (LOSS) PER SHARE - continued

     Notes: - continued

     (c) A reconciliation of the restatement of loss per share for 2003 and 2002 to adjust for the consolidation of shares as mentioned under Note 52(c) subsequent to 31 December 2004 is as follows:

                                                     1.1.2003           1.4.2002
                                                        to                 to
                                                    31.12.2003         31.12.2002
                                                    ----------         ----------
                                                        HK$                HK$

          As originally stated                        (0.0203)           (0.0183)
          Consolidation of shares                     (2.0097)           (1.8117)
                                                      -------            -------
          As restated                                 (2.0300)           (1.8300)
                                                      =======            =======


15.  PROPERTY, PLANT AND EQUIPMENT

                                                                                                    Office
                            Leasehold               Properties  Furniture                          equipment
                            land and      Hotel       under        and      Leasehold     Motor       and
                            buildings  properties  construction  fixtures  improvements  vehicles  machinery  Vessels     Total
                            ---------  ----------  ------------ ---------  ------------  --------  ---------  -------   ---------
                             HK$'000     HK'000      HK$'000     HK$'000     HK$'000      HK$'000    HK$'000  HK$'000    HK$'000
                                        Note (a)
COST OR VALUATION
At 1 January 2004             80,153            -      46,728       3,361       8,592       1,017     15,648    6,467     161,966
Currency realignment               -            -           -         195         118          20        243        -         576
Acquisition of subsidiaries        -    1,604,752           -      54,422      15,907       1,448      6,665        -   1,683,194
Additions                          -            -           -       4,220      12,043         937      1,655        -      18,855
Disposals                    (42,128)           -           -      (7,198)     (5,180)       (443)      (905)       -     (55,854)
                              ------    ---------      ------      ------      ------       -----     ------    -----   ---------
At 31 December 2004           38,025    1,604,752      46,728      55,000      31,480       2,979     23,306    6,467   1,808,737
                              ------    ---------      ------      ------      ------       -----     ------    -----   ---------

Comprising
  At cost                     31,025    1,604,752      46,728      55,000      31,480       2,979     23,306    6,467   1,801,737
  At valuation                 7,000            -           -           -           -           -          -        -       7,000
                              ------    ---------      ------      ------      ------       -----     ------    -----   ---------
                              38,025    1,604,752      46,728      55,000      31,480       2,979     23,306    6,467   1,808,737
                              ------    ---------      ------      ------      ------       -----     ------    -----   ---------

DEPRECIATION, AMORTIZATION
  AND IMPAIRMENT
At 1 January 2004             58,939            -       8,128       2,087       3,943         583     12,598    5,475      91,753
Currency realignment            -               -           -         152          17          16        197        -         382
Provided for the year            299            -           -      17,771       5,464         526      2,697      181      26,938
(Reversal of impairment loss)
  impairment loss recognized
  for the year (Note (c))     (4,511)           -       1,100           -           -           -          -        -      (3,411)
Eliminated on disposals      (33,161)           -           -      (6,501)     (4,793)       (443)      (828)       -     (45,726)
                              ------    ---------      ------      ------      ------       -----     ------    -----   ---------
At 31 December 2004           21,566            -       9,228      13,509       4,631         682     14,664    5,656      69,936
                              ------    ---------      ------      ------      ------       -----     ------    -----   ---------
NET BOOK VALUES
At 31 December 2004           16,459    1,604,752      37,500      41,491      26,849       2,297      8,642      811   1,738,801
                              ======    =========      ======      ======      ======       =====     ======    =====   =========
At 31 December 2003           21,214            -      38,600       1,274       4,649         434      3,050      992      70,213
                              ======    =========      ======      ======      ======       =====     ======    =====   =========

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

15.  PROPERTY, PLANT AND EQUIPMENT - continued

     An analysis of the properties of the Company held at the balance sheet date is as follows:

                                                    Leasehold                   Hotel                  Properties
                                               land and buildings            properties            under construction
                                              --------------------     ---------------------       -------------------
                                               2004         2003          2004         2003         2004         2003
                                              ------        ------     ---------      ------       ------       ------
                                              HK$'000      HK$'000       HK$'000      HK$'000      HK$'000      HK$'000

     Long leases in Hong Kong                 13,299        10,237       626,165           -            -            -
     Medium term leases in Hong Kong           3,160        10,977             -           -            -            -
     Medium term land use rights in
       the PRC (note b)                            -             -       978,587           -       37,500       38,600
                                              ------        ------     ---------      ------       ------       ------
                                              16,459        21,214     1,604,752           -       37,500       38,600
                                              ======        ======     =========      ======       ======       ======


     Notes:

     (a) Included in the hotel properties at the balance sheet date is a hotel property with a carrying value of HK$160,837,000 situated in Luoyang, the PRC and held under a medium term land use rights. The land use rights of the hotel property is currently held by Luoyang Power Supply Bureau, a minority shareholder of the subsidiary holding the hotel property. Pursuant to a land use rights agreement entered into between Luoyang Power Supply Bureau and the subsidiary on 15 April 1999 (before the Company acquired the said subsidiary in 2004), Luoyang Power Supply Bureau agreed to permit the said subsidiary to use the land use rights of the hotel property for a term commencing from April 1999 to April 2049 for hotel use.

     (b) Included in the hotel properties held under medium term land use rights in the PRC of HK$978,587,000 is a hotel property with a carrying value of approximately HK$217,487,000 of which the Company has been granted the right to operate and manage the hotel in Guangzhou, the PRC for a period from January 1987 to January 2017, and subject to certain conditions to be fulfilled, the operating period may be extended for a further period of 20 years.

     (c) During the year, the directors reviewed the carrying amounts of its property, plant and equipment and identified that the value of properties under construction was impaired and the value of certain properties has increased. Accordingly, the carrying amounts of properties under construction and properties were stated to their recoverable amounts, which were determined with reference to the independent professional valuation on an open market value as at 31 December 2004.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

15.  PROPERTY, PLANT AND EQUIPMENT - continued

     Details of property, plant and equipment which are stated at valuation at the balance sheet date are as follows:

                                                                            Leasehold
                                                                       land and buildings
                                                                     ----------------------
                                                                      2004            2003
                                                                     ------          ------
                                                                     HK$'000         HK$'000
     At valuation
       - 31 July 1997                                                 4,800           4,800
       - 31 March 1998                                                2,200           2,200
                                                                     ------          ------

                                                                      7,000           7,000
     Less: Accumulated depreciation, amortization and
                 impairment                                          (4,628)         (4,588)
                                                                     ------          ------
     Net book value                                                   2,372           2,412
                                                                     ======          ======


     The valuations at 31 July 1997 and 31 March 1998 represented the carrying values (equivalent to their approximately fair value) of the leasehold land and buildings at the time when they ceased to be classified as investment properties. Had the leasehold properties been carried at their historical cost less accumulated depreciation, amortization and impairment loss, the carrying value of the leasehold properties would have been stated at HK$2,372,000 (2003: HK$2,412,000).

     The net book value of motor vehicles, and office equipment and machinery of the Company held under finance leases at 31 December 2004 was HK$1,774,000 (2003: HK$nil).

     The net book value of motor vehicles of the Company leased to outsiders to earn rental income at 31 December 2004 was HK$890,000 (2003: HK$nil).


16.  INVESTMENT PROPERTY

                                                                      2004            2003
                                                                     ------          ------
                                                                     HK$'000         HK$'000

     At beginning of the year                                         1,400           1,230
     Surplus on revaluation                                           2,000             170
                                                                     ------          ------
     At end of the year                                               3,400           1,400
                                                                     ======          ======


     The investment property of the Company is freehold and held outside Hong Kong.

     The investment property was revalued at 31 December 2004 by a firm of independent professional property valuers on an open market value basis at HK$3,400,000 (2003: HK$1,400,000). The valuation gave rise to a revaluation increase of HK$2,000,000 (2003: HK$170,000), of which HK$nil (2003:
     HK$7,000) and HK$2,000,000 (2003: HK$163,000) has been credited to the income statement and the investment property revaluation reserve respectively.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

17.  INTEREST IN ASSOCIATES

                                                                      2004            2003
                                                                     ------          -------
                                                                     HK$'000         HK$'000

     Share of net assets                                              1,989          253,184
     Impairment loss recognized                                           -          (31,717)
                                                                     ------          -------
                                                                      1,989          221,467
                                                                     ======          =======


     Particulars of the Company's associates as at 31 December 2004 are as follows:

                                                                    Issued and        Proportion of
                                                  Place of           paid up         issued/registered
                                    Form of       incorporation    share capital/      capital held
     Name of associate        business structure  and operation  registered capital   by the Company     Principal activities
     -----------------        ------------------  -------------  ------------------  -----------------   --------------------
                                                                      '000           2004       2003
                                                                                     ----       ----

     Ananda Travel Service     Limited liability   Australia             A$400        40%        40%     Travel and related
      (Aust.) Pty. Limited      company                                                                   services


     Apex Quality Group        Limited liability   British Virgin    HK$43,276         -        49.6%    Investment holding
      Limited ("Apex")          company             Islands/
                                                     Hong Kong

     Cherry Development        Limited liability   Hong Kong          HK$0.002        50%         -      Inactive
      Limited                   company

     CYTS Wing On Travel       Limited liability   Hong Kong          HK$2,000        50%        50%     In the process of
      Service Company Limited   company                                                                   deregistration


     Heilongjiang Ananda       Sino-foreign        PRC              RMB283,140         -         50%     Operation of a hotel
      Entertainment Company     equity joint                                                              and an entertainment
      Limited                   venture                                                                   resort complex and
      ("Heilongjiang Ananda")                                                                             development of a
                                                                                                          residential and
                                                                                                          commercial complex

     Siu Wah Investments       Limited liability   Hong Kong          HK$0.002        50%         -      Inactive
      Limited                   company

     Wing On International     Sino-foreign        PRC                RMB5,000        49%        49%     Travel and related
      Travel Service Ltd.       equity joint                                                              services
      Guangdong                 venture

     Wing On JAS Nice Wing     Limited liability   Hong Kong          HK$1,000         -         50%     Liquidated
      Limited                   company


     Other than Ananda Travel Services (Aust.) Pty. Limited whose financial year end date ends on 31 March, the financial year end date of all other associates end on 31 December. The Company's share of their results and net assets under the equity method is based on their financial statements made to 31 December 2004.

     In February 2004, a 50% associate of the Company acquired an interest in a piece of land in Hong Kong for redevelopment purpose. Subsequently, the Company entered into a sale and purchase agreement to dispose of the entire interest of the aforesaid associate resulting and recognizing a profit of HK$37,430,000.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

17.  INTEREST IN ASSOCIATES - continued

     Included in the interest in associates at 31 December 2003 was the interest in Apex which became a subsidiary of the Company during the year ended 31 December 2004 and Heilongjiang Ananda which was disposed of during the year ended 31 December 2004 at a profit of HK$500,000. Extracts from the financial statements prepared in accounting principles generally accepted in Hong Kong of Apex for the period from 13 December 2003 (the date Apex became an associate of the Company) to 31 December 2003 and Heilongjiang Ananda for the year ended 31 December 2003 and the nine-month period ended 31 December 2002 are as follows:

     Apex                                                             2003
     ----                                                             ----
                                                                     HK$'000
     FINANCIAL POSITION

     Non-current assets                                             1,592,960
                                                                    ---------
     Current assets                                                    84,038
     Current liabilities                                             (143,811)
                                                                    ---------
     Net current liabilities                                          (59,773)
                                                                    ---------

     Total assets less current liabilities                          1,533,187
     Non-current liabilities                                       (1,018,106)
     Minority interests                                               (72,058)
                                                                    ---------
     Net assets                                                       443,023
                                                                    =========

     Share of net assets attributable to the Company                  219,739
                                                                    =========

     RESULTS FOR THE PERIOD

     Turnover                                                           7,857
                                                                    =========
     Net loss for the period                                          (12,985)
                                                                    =========
     Net loss for the period attributable to the Company               (6,441)
                                                                    =========

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

17.  INTERESTS IN ASSOCIATES - continued

     Heilongjiang Ananda                                                                  2003             2002
     -------------------                                                                --------          -------
                                                                                         HK$'000          HK$'000
     FINANCIAL POSITION

     Non-current assets                                                                  876,215
                                                                                        --------
     Current assets                                                                       32,119
     Current liabilities                                                                (844,900)
                                                                                        --------
     Net current liabilities                                                            (812,781)
                                                                                        --------
     Net assets                                                                           63,434
                                                                                        ========

     Share of net assets attributable to the Company                                      31,717
     Impairment loss recognized                                                          (31,717)
                                                                                         -------
                                                                                               -
                                                                                        ========

     RESULTS FOR THE YEAR/PERIOD

     Turnover                                                                             53,388           56,223
                                                                                         =======          =======

     Net loss for the year/period                                                        (52,722)         (60,430)
                                                                                         =======          =======

     Net loss for the year attributable to the Company                                   (26,361)         (30,215)
                                                                                         =======          =======


     In addition, included in the Company's share of results of associates for 2003 was its share of results of Rosedale Hotel Group Limited ("Rosedale"). The financial statements of Rosedale for the period from 1 January 2003 to 16 December 2003, the date of completion of disposal of Rosedale, prepared in accounting principles generally accepted in Hong Kong, are as follows:

     Rosedale                                                                             2003             2002
     --------                                                                           --------          -------
                                                                                         HK$'000          HK$'000
     RESULTS FOR THE PERIOD

     Turnover                                                                            131,303          181,692
                                                                                        ========          =======

     Net loss for the period                                                            (165,871)         (99,810)
                                                                                        ========          =======

     Net loss for the period attributable to the Company                                 (81,774)          (2,447)
                                                                                        ========          =======


     As Rosedale was disposed of in December 2003, no financial position as at 31 December 2003 was presented.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

18.  NEGATIVE GOODWILL ARISING FROM ACQUISITION OF AN ASSOCIATE


                                                                      2004              2003
                                                                      ----              ----
                                                                     HK$'000           HK$'000

     NEGATIVE GOODWILL

     Balance at beginning of the year                                     -            59,043

     Released on disposal                                                 -           (59,043)
                                                                     ------            ------

     Balance at end of the year                                           -                 -
                                                                     ------            ------

     REALIZATION

     Balance at beginning of the year                                     -               125

     Released to the income statement during the year                     -             1,350

     Released on disposal                                                 -            (1,475)
                                                                     ------            ------

     Balance at end of the year                                           -                 -
                                                                     ------            ------

     CARRYING AMOUNT

     At end of the year                                                   -                 -
                                                                     ======            ======


     Negative goodwill was recognized to the income statement over 40 years, which was determined based on the remaining average useful life of identifiable acquired depreciable assets.


19.  OTHER LONG TERM INVESTMENT

     Other long term investment represented the contribution paid to a joint venture partner in 2001 for a joint development of a piece of land in Chengdu, the PRC, into a tourist attraction. On 11 December 2002, the Company entered into an agreement with the joint venture partner to withdraw from the project. Under the agreement, the joint venture partner would transfer the titles of a total of approximately 3,000 square meters of commercial areas and car parking spaces in a commercial building in Chengdu, the PRC, to the Company. The transaction was cancelled and the contribution paid was refunded during the year ended 31 December 2004.


20.  LONG TERM INVESTMENT DEPOSITS

                                                             2004         2003
                                                             ----         ----
                                                              HK$          HK$

     Deposits for acquisition of investment (Note)               -       60,000

     Disposal                                                    -      (60,000)
                                                            ------       ------

                                                                 -            -
                                                            ======       ======

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


20.  LONG TERM INVESTMENT DEPOSITS - continued


     Note: The amount represented the deposits paid for acquisition of 100% interest in a co-operative joint venture which will develop and operate a hotel in Guangdong, the PRC. During the year ended 31 December 2003, the Company entered into an agreement to dispose of two-third of its rights to the intended interests in the co-operative joint venture for HK$40,000,000 but the completion thereof had not yet taken place. After the aforesaid agreement, the directors considered it was not viable to carry out the investment to avoid further substantial commitments. The Company then entered into another agreement with the aforesaid purchaser to dispose of the remaining rights and entire commitments of the Company in the said co-operative joint venture (which together with the aforesaid partial interest disposed of constitute the Company's entire interests in the co-operative joint venture in the acquisition agreement) to the purchaser at a nominal consideration. The loss arising therefrom was disclosed as loss on disposal of interest in a co-operative joint venture for the year ended 31 December 2003.


21.  INVESTMENTS IN SECURITIES


                                              Investment securities       Other investments               Total
                                              ---------------------      --------------------      --------------------
                                               2004         2003          2004         2003         2004         2003
                                               ----         ----          ----         ----         ----         ----
                                              HK$'000      HK$'000       HK$'000      HK$'000      HK$'000      HK$'000

     Equity securities

     Unlisted shares, at cost                  126,422      126,232           -            -       126,422      126,232

     Listed shares in Hong Kong                      -            -       2,778        2,847         2,778        2,847
                                               -------      -------       -----        -----       -------      -------

                                               126,422      126,232       2,778        2,847       129,200      129,079

     Less: Impairment losses recognized        (32,633)     (26,974)          -            -       (32,633)     (26,974)
                                               -------      -------       -----        -----       -------      -------

                                                93,789       99,258       2,778        2,847        96,567      102,105
                                               =======      =======       =====        =====       =======      =======

     Market value of listed shares                   -            -       2,778        2,847         2,778        2,847
                                               =======      =======       =====        =====       =======      =======

     Carrying amount analyzed for
      reporting purposes as:

     Non-current                                93,789       99,258           -            -        93,789       99,258

     Current                                         -            -       2,778        2,847         2,778        2,847
                                               -------      -------       -----        -----       -------      -------

                                                93,789       99,258       2,778        2,847        96,567      102,105
                                               =======      =======       =====        =====       =======      =======


     Particulars of the Company's major investment securities as at 31 December 2004 are as follows:


                                                 Issued             Proportion of
                               Place of        and paid up        issued/registered        Interest
                             incorporation    share capital/        capital held         attributable
     Name of company         and operation  registered capital   by the subsidiaries    to the Company      Principal activities
     ---------------         -------------  ------------------   -------------------    ---------------     --------------------
                                                  '000            2004       2003       2004       2003
                                                                  ----       ----       ----       ----

     Guilin Osmanthus Hotel       PRC          US$3,489          49.5%      49.5%       49.5%      49.5%      Operation of a hotel
                                                                 Note (a)

     Guangxi Guijia Property      PRC          US$8,021            26%        26%       18.2%      18.2%      Property holding and
      Management Company                                         Note (b)                                      operation of leisure
      Limited                                                                                                  services

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

21.  INVESTMENTS IN SECURITIES - continued

     Notes:

     (a) Though the Company holds a 49.5% interest in Guilin Osmanthus Hotel, the directors considered that the Company cannot exercise influence on the financial and operating policies of the investee company. Accordingly, Guilin Osmanthus Hotel is classified as investment in securities. At 31 December 2003, the directors reviewed the carrying amounts of investments in securities and considered that it is unlikely to recover the interest in Guilin Osmanthus Hotel and the present value of the estimated future cash flows expected to arise from the investment is minimal. Accordingly, an impairment loss of HK$26,974,000 was recognized in the financial statements to write down the carrying amount of the investment.

     (b) Though the Company holds a 26% interest in this investee company, the directors considered that the Company cannot exercise significant influence on the financial and operating policies of the investee company and accordingly, it is classified as an investment in securities. At 31 December 2004, the directors reviewed the carrying amount of this investment and considered that it is unlikely to recover the full amount of the interest in this investment and accordingly an impairment loss of HK$5,659,000 was recognized in the financial statements to write down the carrying amount of the investment to its recoverable amount.


22.  GOODWILL


                                                                      2004            2003
                                                                      ----            ----
                                                                     HK$'000         HK$'000


     COST

     At beginning of the year                                              -          13,232

     Arising from acquisition during the year (Note 42 (b))           50,215               -

     Eliminated on disposal of a subsidiary                                -         (13,232)
                                                                      ------          ------

     At end of the year                                               50,215               -
                                                                      ------          ------


     AMORTIZATION AND IMPAIRMENT

     At beginning of the year                                              -             165

     Charge for the year                                                   -             496

     Eliminated on disposal of a subsidiary                                -            (661)
                                                                      ------          ------

     At end of the year                                                    -               -
                                                                      ------          ------

     CARRYING AMOUNT

     At end of the year                                               50,215               -
                                                                      ======          ======


     The amortization period adopted for the goodwill is 20 years.

     No amortization is provided for the goodwill arising during the year as the acquisition was completed in December 2004. The directors considered that the amount involved was insignificant.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


23.  NEGATIVE GOODWILL

                                                                           2004          2003
                                                                           ----          ----
                                                                          HK$'000       HK$'000

     GROSS AMOUNT

     Arising on acquisition of Apex during the year (Note 42(a))           74,514            -

     RELEASE TO INCOME

     Released during the year                                              (1,863)           -
                                                                           ------        -----

     CARRYING AMOUNT

     At end of the year                                                    72,651            -
                                                                           ======        =====


     The negative goodwill arose on the Company's acquisition of Apex in January 2004. The negative goodwill is released to income on a straight line basis of 40 years, the remaining weighted average useful life of the depreciable assets acquired.


24.  INVESTMENT DEPOSITS

                                                                               2004          2003
                                                                               ----          ----
                                                                              HK$'000       HK$'000

     Deposits for the acquisition of 100% interests in companies
       holding land use rights in the PRC (Note a)                             150,000            -

     Deposits for the acquisition of a hotel booking business (Note b)          50,945            -

     Deposits for the acquisition of interest in a hotel (Note c)               20,750            -
                                                                               -------       ------

                                                                               221,695            -
                                                                               =======       ======


     Notes:

     (a) The amount represents deposits paid for the acquisition of 100% equity interests in certain companies holding land use rights in the PRC for various development projects, with the objective of developing hotel, shopping malls, recreational and other tourists related amenities respectively. The aggregate consideration for the purchase will amount to HK$180,000,000. The transactions have not been completed as at the date of this report.

     (b) The amount represents the deposits paid for the acquisition of 51% interest in an enterprise established in the PRC engaging in full scale on-line and off-line hotel booking services for a consideration of approximately HK$51,500,000. The transaction has not been completed as at the date of this report.

     (c) The amount represents the deposits paid for the acquisition of approximately 34.24% attributable interest in a hotel in Macau ("Kingsway Hotel") for a total consideration to be paid of HK$157,504,000 in accordance with the acquisition agreement dated 20 November 2004. Details of the acquisition are set out in the Company's circular dated 16 December 2004. As mentioned in notes 52(d), the terms of acquisition was subsequently changed and the transaction was completed on 17 February 2005.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


25.  INVENTORIES

     The inventories were carried at cost and represent principally food, beverages and general stores which are to be utilized in the ordinary course of operations.


26.  AMOUNTS DUE FROM RELATED COMPANIES

     The balances represent the aggregate amounts due from related parties. Certain directors of the Company are also directors of and/or have beneficial interests in these companies. The amounts are unsecured and interest free. The balances were principally trading balances.

     The aged analysis of amounts due from related companies at the reporting dates is as follows:

                                                       2004               2003
                                                       ----               ----
                                                      HK$'000            HK$'000

     0 - 30 days                                          661                  -

     31 - 60 days                                          47                  4

     61 - 90 days                                         462                  -

     Over 90 days                                       5,352              2,924
                                                       ------             ------

                                                        6,522              2,928
                                                       ======             ======



27.  AMOUNTS DUE FROM (TO) ASSOCIATES

     The amounts due from (to) associates are unsecured, interest free and have no fixed terms of repayment.


28.  TRADE AND OTHER RECEIVABLES

                                                            2004             2003
                                                            ----             ----
                                                           HK$'000          HK$'000

     Trade receivables                                      13,538           7,029

     Advance cost to tour operators                        136,996         276,522

     Deposits and prepayments                               93,845          17,080

     Interest receivable                                     3,716           1,384

     Other receivables                                      28,405          48,823
                                                           -------         -------

                                                           276,500         350,838
                                                           =======         =======

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------




28.  TRADE AND OTHER RECEIVABLES - continued

     The aged analysis of the trade receivables at the reporting dates is as follows:


                                                                             2004         2003
                                                                             ----         ----
                                                                            HK$'000      HK$'000

     0 - 30 days                                                              7,446        2,617

     31 - 60 days                                                             2,869        1,573

     61 - 90 days                                                             1,414          815

     Over 90 days                                                             1,809        2,024
                                                                             ------       ------

                                                                             13,538        7,029
                                                                             ======       ======

     The Company allows an average credit period of 60 days to local customers and 90 days to overseas customers.


29.  LOAN RECEIVABLES

                                                                            2004          2003
                                                                            ----          ----
                                                                          HK$'000        HK$'000

     Loan to certain companies and individuals (Notes a and b)            108,000         31,950

     Loan to land operator (Note c)                                        23,000         23,000
                                                                          -------         ------

                                                                          131,000         54,950
                                                                          =======         ======


     Notes:

     (a) (i) Included in the amount at 31 December 2004 was HK$40,000,000 relating to the consideration receivable on disposal of an interest in a co-operative joint-venture in 2003 (note 20). The purchaser entered into an agreement on 31 December 2004 with the Company, under which the Company grants loan facility to the extent of HK$40,000,000 to the purchaser. The loan is repayable on demand, carries interest at prime rate and is secured on equity interest in an enterprise established in the PRC.

          (ii) Included in the balances was approximately HK$5,074,000 (2003:
               HK$nil) due from a related company. Certain directors of the Company have beneficial interests in and/or are also directors of the related company.

     (b) The amounts are unsecured, carrying interest at market rates and repayable within one year.

     (c) The loan to land operator represents an advance made to one of the Company's land operators for the designated purpose of purchase of coaches. The amount is secured, bears interest at 10% per annum on the principal amount over a period of thirty months and should be repayable by thirty equal monthly instalments commencing August 2000. Pursuant to the subsequent supplemental agreements thereafter, the repayment date of the loan was extended to 31 December 2005.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


30.  TRADING CASH BALANCES

     The amounts represent foreign currencies held for money exchange purposes.


31.  TRADE AND OTHER PAYABLES

                                                                        2004             2003
                                                                        ----             ----
                                                                       HK$'000          HK$'000

     Trade payables                                                    113,844           77,121

     Amounts payable for acquisition of investments                          -           43,000

     Accrued liabilities                                                63,632           40,160

     Other payables                                                     27,453           20,497

     Receipt in advance                                                 29,512           58,413
                                                                       -------          -------

                                                                       234,441          239,191
                                                                       =======          =======


     The aged analysis of the trade payables at the reporting dates is as follows:

                                                                         2004            2003
                                                                         ----            ----
                                                                        HK$'000         HK$'000

     0 - 30 days                                                         60,876          44,715

     31 - 60 days                                                        22,542          15,687

     61 - 90 days                                                        16,316           9,593

     Over 90 days                                                        14,110           7,126
                                                                         ------          ------

                                                                        113,844          77,121
                                                                        =======          ======



32.  LOANS FROM RELATED COMPANIES

     Certain directors of the Company are also directors of and/or have beneficial interests in those companies. The loans are unsecured, bear interest at market rates and with the terms of repayment as follows:

                                                                         2004            2003
                                                                         ----            ----
                                                                        HK$'000         HK$'000

     Amounts repayable within 1 year                                    260,778           8,000

     Amounts repayable after 1 year but within 2 years                  112,098         223,312
                                                                        -------         -------

                                                                        372,876         231,312
                                                                        =======         =======



33.  AMOUNTS DUE TO RELATED COMPANIES

     The balances represent principally trading balances including trade payables and loan interest payable, which are unsecured, interest free and repayable on demand.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

34.  OBLIGATIONS UNDER FINANCE LEASES

                                                                                      Present value
                                                           Minimum                     of minimum
                                                       lease payments                lease payments
                                                     ---------------------       ----------------------
                                                        2004         2003          2004          2003
                                                        ----         ----          ----          ----
                                                      HK$'000      HK$'000       HK$'000        HK$'000

     Amounts payable under finance leases:

     Within one year                                      395           -            378             -
     Between one to two years                             106           -             93             -
                                                        -----       -----          -----         -----

                                                          501           -            471             -
     Less: Future finance charges                         (30)          -              -             -
                                                        -----       -----          -----         -----

     Present value of lease obligations                   471           -            471             -
                                                        =====       =====

     Less: Amount due within one year
                 shown under current liabilities                                    (378)            -
                                                                                   -----         -----

     Amount due after one year                                                        93             -
                                                                                   =====         =====


     The Company entered into finance leases to acquire certain of its property, plant and equipment. The terms of the finance leases ranged from 2 to 4 years and the average effective borrowing rate was 6% (2003: 8.5%) per annum. Interest rate was fixed at the contract date. The leases were on a fixed repayment basis and no arrangement was entered into for contingent rental payments. The Company's obligations under the finance leases were secured by the lessors' charge over the leased assets.


35.  BORROWINGS

                                                         2004              2003
                                                         ----              ----
                                                        HK$'000          HK$'000

     Bank loans                                         329,091              921

     Bank overdrafts                                     28,181                -

     Other loans                                            189           33,560
                                                        -------           ------

                                                        357,461           34,481
     Less: Amount due within one year
            shown under current liabilities             (57,066)         (28,230)
                                                        -------           ------

     Amount due after one year                          300,395            6,251
                                                        =======           ======


     Secured                                            327,287              921

     Unsecured (Note)                                    30,174           33,560
                                                        -------           ------

                                                        357,461           34,481
                                                        =======           ======

     Borrowings are repayable as follows:

     Within one year or on demand                        57,066           28,230

     Between one to two years                            30,020            6,251

     Between two to five years                          270,375                -
                                                        -------           ------

                                                        357,461           34,481
                                                        =======           ======

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

35.  BORROWINGS - continued

     Note: At 31 December 2003, included in unsecured other loans of the Company were HK$15,000,000 which were secured on assets provided by a related company (Note 53(g)).

     Interest rates for bank loans and overdraft are generally based on the banks' usual lending rates in Hong Kong. Other loans amounting to HK$nil (2003: HK$15,000,000) carry a fixed interest rate of 12% per annum and the remainder carries interest at prime interest rate per annum.



36.  CONVERTIBLE NOTES

                                                                   2004          2003
                                                                   ----          ----
                                                                  HK$'000       HK$'000

     Convertible notes                                            260,000       254,125

     Less: Conversion into shares                                (205,000)            -
                                                                  -------       -------

                                                                   55,000       254,125
     Less: Amount repayable within one year classified
            under current liabilities                                   -      (254,125)
                                                                  -------       -------

                                                                   55,000             -
                                                                  =======       =======


     During the year, the Company issued new convertible notes amounting to HK$260,000,000 to finance the redemption of the convertible notes amounting to HK$254,125,000 issued in 2002 and due in 2004. All the 2002 convertible notes were redeemed or cancelled by the replacement of the 2004 convertible notes. The new convertible notes carry interest at 2% per annum and are repayable on 14 June 2007. The holders of the new convertible notes were initially entitled to convert on any business day the convertible notes into new shares of the Company at any time from the date of issue of the new convertible notes, at an initial conversion price of HK$0.02 per share, subject to adjustments.

     During the year, HK$205,000,000 of the 2004 convertible notes were converted into 10,250,000,000 new shares in the Company of HK$0.01 each.

     Following the issue of shares in the Company pursuant to the placing and subscription agreement dated 4 February 2005 (note 52(b)), the conversion price of the convertible notes was adjusted to HK$0.0197 per share in accordance with its terms and conditions. On 14 March 2005, the day immediately preceding the effective date of the share consolidation as mentioned under note 52(c), the conversion price was adjusted to HK$1.97 per new consolidated share.

     If and whenever the average closing price per share of the Company for 20 consecutive trading days immediately preceding the first or second anniversary of the date of issue of the convertible notes is lower than the then prevailing conversion price, such conversion price shall be immediately adjusted to such average closing price, provided that such average closing price shall not fall below HK$1.50. Upon full conversion of the new convertible notes at 31 December 2004 at HK$1.97 per new consolidated share, a total of 27,918,781 new consolidated shares in the Company of HK$1.00 each would be issued. Should the conversion price be HK$1.50 per share as noted above, a total of 36,666,666 new consolidated shares in the Company of HK$1.00 each would be issued.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


36.  CONVERTIBLE NOTES - continued

     The conversion price of the convertible notes may be adjusted from time to time in accordance with the following relevant provisions:

     (a) If and whenever the Company will issue (other than in lieu of a cash dividend) any shares credited as fully paid by way of capitalization of profits or reserves (including any share premium account or capital redemption reserve fund),

     (b) If and whenever the Company will make any capital distribution (except where, and to the extent that, the conversion price is adjusted under
          (a) above) to holders (in their capacity as such) of shares (whether on a reduction of capital or otherwise) or will grant to such holders rights to acquire for cash assets of the Company or any of its subsidiaries.

     (c) If and whenever the Company will offer to holders of shares new shares for subscription by way of rights, or will grant to holders of shares any options, warrants or other rights to subscribe for or purchase any shares.

     (d) (i) If and whenever the Company will issue wholly for cash any securities which by their terms are convertible into or exchangeable for or carry rights of subscription for new shares, and the total effective consideration per share initially receivable for such securities is less than the greater of either the closing price per share at the date of the announcement of the terms of issue of such securities or the conversion price in effect immediately prior to the date of the announcement of the terms of issue of such securities.

          (ii) If and whenever the rights of conversion or exchange or subscription attached to any such securities as are mentioned in
               (d) (i) are modified so that the total effective consideration per share initially receivable for such securities will be less than the greater of either the closing price per share at the date of announcement of the proposal to modify such rights of conversion or exchange or subscription or the conversion price in effect immediately prior to the date of announcement of the proposal to modify such rights of conversion or exchange or subscription.

     (e) If and whenever the Company will issue shares for the acquisition of assets at a total effective consideration per share which is less than the greater of either the closing price per share at the date of the announcement of the terms of such issue or the conversion price in effect immediately prior to the date of the announcement of the terms of such issue.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


37.  PROMISSORY NOTE

     The promissory note was issued during the year ended 31 December 2002 by a subsidiary of Apex (note 42(a)) to Hutchison Hotels Holdings (International) Limited as partial consideration for the acquisition of the entire share capital of, and shareholders' loan to, Makerston Limited ("Makerston"), which holds indirectly a 95% interest in a group company holding a hotel property in Beijing. The promissory note is interest bearing at Hong Kong Inter-Bank Offered Rate plus 2%, repayable on 1 December 2007 and secured by the entire issued share capital of, and shareholders' loan to, Makerston and its subsidiaries holding the aforesaid hotel property.


38.  DEFERRED TAXATION

     The following are the major deferred tax liabilities and assets recognized and movement thereon during the current and prior accounting periods:


                                           Accelerated
                                               tax           Tax         Hotel
                                          depreciation     losses     properties     Others         Total
                                          ------------     ------     ----------     ------         -----
                                             HK$'000       HK$'000      HK$'000      HK$'000       HK$'000


     At 1 January 2003                         13,062      (5,012)            -            -         8,050

     Credit to income for the year               (106)     (2,133)            -         (234)       (2,473)

     Effect of change in tax rate
       - charge (credit) to income
         for the year                           1,225        (470)            -            -           755

     Released on disposal of
       subsidiaries                           (14,181)      7,615             -          234        (6,332)
                                              -------       -----       -------        -----       -------

     At 31 December 2003 and
       1 January 2004                               -           -             -            -             -

     Acquisition of subsidiaries
       (note 42(a))                                 -           -       243,354            -       243,354
                                              -------       -----       -------        -----       -------

     At 31 December 2004                            -           -       243,354            -       243,354
                                              =======       =====       =======        =====       =======


     For the purpose of the balance sheet presentation, the above deferred tax assets and liabilities were offset.

     At 31 December 2004, the Company has unused tax losses of HK$947,791,000 (2003: HK$555,159,000) available for offset against future profits. No deferred tax asset has been recognized in respect of the tax losses due to the unpredictability of future profit streams. Pursuant to the relevant laws and regulations in the PRC, the unutilized tax losses of approximately HK$65,000,000 (2003: HK$nil) can be carried for a period of five years. The losses arising from overseas subsidiaries are insignificant, which will expire after a specific period of time, other unrecognized tax losses may be carried forward indefinitely.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


39.  SHARE CAPITAL


                                                                     Number of shares         Amount
                                                                     ----------------        -------
                                                                                             HK$'000

     Shares of HK$0.01 each

     Authorized

       At 1 January 2003, 31 December 2003,
         1 January 2004 and 31 December 2004                           50,000,000,000         500,000
                                                                       ==============         =======

     Issued and fully paid

       At 1 January 2003, 31 December 2003 and
         1 January 2004                                                18,316,732,770         183,167

       Conversion into shares from convertible notes (note 36)         10,250,000,000         102,500

       Issue of shares (note)                                           3,660,000,000          36,600
                                                                       --------------         -------

       At 31 December 2004                                             32,226,732,770         322,267
                                                                       ==============         =======


     Note: On 30 November 2004, the Company entered into two placing and subscription agreements with CEL, a subsidiary of China Strategic Holdings Limited ("CSH") and a substantial shareholder of the Company, and Deutsche Bank AG, Hong Kong Branch (the "Placing Agent") pursuant to which the Placing Agent agreed to place 6,000 million shares of HK$0.01 each in the Company then held by CEL at the price of HK$0.028 per share to independent investors and CEL would subscribe for up to 6,000 million new shares of HK$0.01 each in the Company at the same price of HK$0.028 per share. The first placing and subscription agreement and the second placing and subscription agreement related to the placing and the conditional subscription of 3,660 million and 2,340 million shares of HK$0.01 each in the Company respectively. The subscription of the shares under the second placing and subscription agreement was conditional upon, among others, the approval of the independent shareholders of the Company. The total proceeds from the above two placing and subscription agreements will be used principally towards payments of HK$107.5 million of the consideration for the acquisition of interest in Kingsway Hotel and the balance of approximately HK$53.1 million will be utilized as general working capital of the Company. On 14 December 2004, 3,660 million of shares were issued and allotted at the price of HK$0.028 per share in accordance with the first placing and subscription agreement and the proceeds, net of expense, amounted to approximately HK$98.6 million. The new shares issued rank pari passu in all respects with the then existing shares. The details of the second placement are set out in note 52 to the financial statements.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


40.  SHARE OPTION SCHEME

     The Company has a share option scheme (the "Scheme"), which was approved and adopted by shareholders of the Company on 3 May 2002, enabling the directors to grant options to employees, executives or officers of the Company or any of its subsidiaries (including executive and non-executive directors of the Company or any of its subsidiaries) and any suppliers, consultants, agents or advisers who will contribute or have contributed to the Company or any of its subsidiaries as incentives and rewards for their contribution to the Company or such subsidiaries. The maximum number of shares in respect of which options may be granted under the Scheme, when aggregated with any shares subject to any other schemes, shall not exceed 1,388,131,777 shares of HK$0.01 each in the Company before the consolidation of shares, representing 10% of the issued share capital of the Company on the date of approval and adoption of the Scheme.

     Options granted must be accepted and paid for within 30 days of the date of offer. The consideration payable for the option is HK$1. Options may be exercised at any time from the date of acceptance of the share option to such date as determined by the board of directors but in any event not exceeding 10 years. The exercise price is determined by the directors of the Company and will not be less than the higher of (i) the average closing price of the shares for the five business days immediately preceding the date of grant, (ii) the closing price of the shares on the date of grant or
     (iii) the nominal value of the shares of the Company.

     No share options have been granted under the Scheme since its adoption.


41.  RESERVES

                                                             Investment
                                                              property
                                          Share     Special  revaluation  Translation  Goodwill Statutory  Accumulated
                                         premium    reserve    reserve      reserve    reserve  reserves     losses     Total
                                         -------    -------    -------      -------    -------  --------     ------     -----
                                         HK$'000    HK$'000    HK$'000      HK$'000    HK$'000   HK$'000    HK$'000    HK$'000

     At 1 April 2002                    795,296     55,554        573        (262)    (9,767)     150     (292,348)   549,196

     Premium on issue of shares,
      net of expenses
      of HK$2,915,000                   228,349          -          -           -          -        -            -    228,349

     Premium utilized on repurchase
      of shares                          (4,039)         -          -           -          -        -            -     (4,039)

     Exchange difference arising on
       translation of financial
       statements of operations
       outside Hong Kong                      -          -          -        (322)         -        -            -       (322)

     Share of reserve of an associate         -          -          -         (65)         -        -            -        (65)

     Reserve released on disposal of
      subsidiaries                            -          -          -          68          -        -            -         68

     Reserve released on deemed
      disposal of a subsidiary                -          -          -         470          -        -            -        470

     Net loss for the period                  -          -          -           -          -        -     (302,248)  (302,248)
                                      ---------     ------      -----      ------     ------    -----      -------    -------

     At 31 December 2002 and
      1 January 2003                  1,019,606     55,554        573        (111)    (9,767)     150     (594,596)   471,409

     Exchange difference arising
      on translation of financial
      statements of operations
      outside Hong Kong                       -          -          -        (286)         -        -            -       (286)

     Surplus arising from revaluation
      of investment property                  -          -        163           -          -        -            -        163

     Share of reserve of an associate         -          -          -          73          -        -            -         73

     Transfer to investments in
      securities on reclassification
      of investments                          -          -          -           -      9,767        -            -      9,767

     Net loss for the year                    -          -          -           -          -        -     (370,972)  (370,972)
                                      ---------     ------      -----      ------     ------    -----      -------    -------

     At 31 December 2003 and
      1 January 2004                  1,019,606     55,554        736        (324)         -      150     (965,568)   110,154

     Exchange difference arising on
      translation of financial
      statements of operations
      outside Hong Kong                       -          -          -        (757)         -        -            -       (757)

     Conversion into shares from
      convertible notes                 102,500          -          -           -          -        -            -    102,500

     Issue of shares                     65,880          -          -           -          -        -            -     65,880

     Share issue expenses                (3,832)         -          -           -          -        -            -     (3,832)

     Surplus arising from revaluation
      of investment property                  -          -      2,000           -          -        -            -      2,000

     Realization on liquidation of a
      subsidiary                              -          -          -        (847)         -        -            -       (847)

     Net profit for the year                  -          -          -           -          -        -       35,377     35,377
                                      ---------     ------      -----      ------     ------    -----      -------    -------

     At 31 December 2004              1,184,154     55,554      2,736      (1,928)         -      150     (930,191)   310,475
                                      =========     ======      =====      ======     ======    =====      =======    =======

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

41.  RESERVES - continued

     The special reserve represents the difference between the nominal value of the shares of the acquired subsidiaries and the nominal value of the shares of the Company issued for the acquisition under the Company reorganization in September 1997.

     The accumulated losses, translation reserve and statutory reserves of the Company include losses of HK$1,739,000 (2003: HK$246,293,000), surplus of HK$73,000 (2003: HK$73,000) and HK$150,000 (2003: HK$150,000) respectively attributable to the associates of the Company.

     In the opinion of the directors, the reserves of the Company which were available for distribution to shareholders at 31 December 2004 were nil (2003: nil).


42.  ACQUISITION OF SUBSIDIARIES

     (a) During the year, the Company acquired through a cash offer further interest in its former associate, Apex. On 9 January 2004, Apex became a subsidiary of the Company. The effect of the acquisition is summarized as follows:

                                                                       2004
                                                                       ----
                                                                      HK$'000

          Property, plant and equipment                              1,683,105

          Club debenture                                                   713

          Investments in securities                                        212

          Properties held for sale                                          98

          Inventories                                                    5,394

          Trade and other receivables                                   65,423

          Bank balances and cash                                        22,258

          Trade and other payables                                    (104,544)

          Amount due to the Company                                     (9,425)

          Obligations under a finance lease                             (1,467)

          Bank and other borrowings                                   (378,829)

          Amounts due to related companies                             (81,654)

          Promissory note                                             (365,000)

          Deferred taxation                                           (243,354)

          Minority interests                                          (279,909)
                                                                     ---------

          Net assets acquired                                          313,021

          Less: Interest previously acquired and classified
                 as interest in an associate                          (218,360)
                                                                     ---------

                                                                        94,661

          Negative goodwill arising on acquisition                     (74,514)
                                                                     ---------

          Cash consideration                                            20,147
                                                                     =========

          Net cash inflow arising on acquisition:

            Cash consideration                                         (20,147)

            Bank balances and cash acquired                             22,258
                                                                     ---------

                                                                         2,111
                                                                     =========


           Apex contributed HK$190,034,000 to the Company's turnover and HK$5,927,000 to the Company's profit before taxation for the current year.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


42.  ACQUISITION OF SUBSIDIARIES - continued

     (b) In December 2004, the Company acquired 100% of the issued share capital of International Travel Systems Inc. The effect of the acquisition is summarized as follows:

                                                                    2004
                                                                    ----
                                                                   HK$'000

          Net assets acquired:

          Property, plant and equipment                                 89

          Trade and other receivables                                1,000

          Bank balances and cash                                       502

          Trade and other payables                                  (1,806)
                                                                    ------

          Net liabilities acquired                                    (215)

          Goodwill arising on acquisition                           50,215
                                                                    ------

          Cash consideration                                        50,000
                                                                    ======

          Net cash outflow arising on acquisition:

            Cash consideration                                     (50,000)

            Bank balances and cash acquired                            502
                                                                    ------

                                                                   (49,498)
                                                                    ======


          The subsidiary acquired during the year ended 31 December 2004 contributed an insignificant amount to the Company's turnover and profit before taxation for the current year.

     (c) On 24 September 2003, the Company acquired 100% of the issued share capital of Sinomatrix Limited by assets swap mentioned under note 45(d). Sinomatrix Limited, in turn, holds 70% interest in Silver Bay Commodities Limited. The aggregate assets and liabilities are as follows:

                                                                        2003
                                                                        ----
                                                                       HK$'000

          Net assets acquired:

          Investments in securities                                    99,258
          Minority interests                                          (29,778)
                                                                       ------

          Net assets acquired                                          69,480
                                                                       ======


          The subsidiaries acquired during the year ended 31 December 2003 contributed an insignificant amount to the Company's turnover and loss from operations.

     These acquisitions have been accounted for by the acquisition method of accounting.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


43.  DISPOSAL OF DISCONTINUED OPERATION

     On 31 October 2003, the Company disposed of its subsidiary which carried out the segment of transportation services. The net assets of Trans-Island Group at the date of disposal and at 31 December 2002 were as follows:

                                                                  2003           2002
                                                                  ----           ----
                                                                 HK$'000       HK$'000

     Net assets disposed of:

     Property, plant and equipment                                92,977        101,132

     Inventories                                                      56             57

     Amounts due from group companies                              8,775         17,698

     Trade and other receivables                                  24,779         30,910

     Tax recoverable                                                   -            727

     Bank balances and cash                                        3,356          4,654

     Trade and other payables                                    (39,476)       (26,524)

     Tax payable                                                     (61)           (61)

     Bank borrowings                                             (15,152)       (27,400)

     Obligations under finance leases                            (18,529)       (22,486)

     Deferred taxation                                            (6,332)        (8,050)
                                                                  ------         ------

                                                                  50,393         70,657

     Unamortized goodwill                                         12,571         13,067
                                                                  ------         ------

                                                                  62,964         83,724
                                                                                 ======

     Cash consideration                                          (36,131)
                                                                  ------

                                                                  26,833

     Commission and related expenses                               5,864
                                                                  ------

     Loss on disposal of discontinued operation                   32,697
                                                                  ======

     Net cash inflow arising from disposal:

       Cash consideration                                         36,131

       Less:  Bank balances and cash disposed of                  (3,356)

              Commission and related expenses                     (5,864)
                                                                  ------

                                                                  26,911
                                                                  ======


     The subsidiaries disposed of during the year ended 31 December 2003 contributed HK$124,329,000 to the Company's turnover and HK$22,004,000 to the Company's loss before taxation for that year.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


44.  DEEMED DISPOSAL/DISPOSAL OF SUBSIDIARIES

     During the period from 1 April 2002 to 31 December 2002, several subsidiaries of the Company were deemed disposed/disposed of. The aggregate assets and liabilities of these subsidiaries at their respective dates of disposal were as follows:


                                                                                           2002
                                                                                           ----
                                                                                          HK$'000

     Net assets disposed of:

     Property, plant and equipment                                                            517

     Trade and other receivables                                                            7,659

     Amounts due from related companies                                                        56

     Tax recoverable                                                                           47

     Bank balances and cash                                                                 1,448

     Trade and other payables                                                              (5,733)

     Tax payable                                                                             (346)

     Amounts due to related companies                                                         (15)

     Obligations under finance leases                                                         (56)

     Bank borrowings                                                                         (792)

     Deferred taxation                                                                        (15)
                                                                                           ------

                                                                                            2,770
     Retained as investments in associates/ investments in securities
       by the Company                                                                      (1,596)

     Reserves released on disposal of subsidiaries                                            538
                                                                                           ------

                                                                                            1,712

     Loss on deemed disposal/disposal of subsidiaries                                      (1,712)
                                                                                           ------

     Consideration                                                                              -
                                                                                           ======

     Satisfied by:

     Cash consideration                                                                         -
                                                                                           ------

                                                                                                -
                                                                                           ======

     Analysis of net cash outflow of cash and cash equivalents in connection with the deemed disposal/disposal of subsidiaries:

     Cash consideration                                                                         -

     Bank balances and cash disposed of                                                    (1,448)
                                                                                           ------

                                                                                           (1,448)
                                                                                           ======


     The subsidiaries disposed of during the period from 1 April 2002 to 31 December 2002 did not have any significant impact on the turnover, operating results and cash flows of the Company.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

45.  MAJOR NON-CASH TRANSACTIONS

     (a) During the year, the Company issued convertible notes to finance the redemption of the convertible notes issued in 2002 and due in 2004. The total consideration of 2004 convertible notes of HK$260,000,000 was partly settled by the cancellation of 2002 convertible notes of HK$189,800,000.

     (b) During the year, the consideration receivable on disposal of interest in a co-operative joint venture in 2003 of HK$40,000,000, which was yet to be received as at 31 December 2003, was transferred to loan receivable (note 29a(i)).

     (c) During the year, the Company entered into finance lease arrangements in respect of assets with a total capital value of HK$186,000 (1.1.2003 to 31.12.2003: HK$nil and 1.4.2002 to 31.12.2002:
          HK$12,155,000) at the inception of the finance leases.

     (d) During the year ended 31 December 2003, the Company disposed of the amount receivable from the property purchaser together with interests in other investments amounting to HK$77,200,000 and HK$22,913,000 (including HK$287,000 receivable from the investee companies) respectively to exchange for a 70% interest in an investment company which holds a 26% interest in a PRC joint venture engaged in property holding and operation of leisure services. The acquired investee company is classified as investment securities at a fair value of HK$99,258,000 at the date of completion of the transaction.

     (e) During the year ended 31 December 2003, the Company disposed of its interests in Rosedale for a consideration of HK$88,000,000 of which HK$68,000,000 was due for payment after 31 December 2003.

     (f) During the nine-month period ended 31 December 2002, the Company disposed of its interest in an investment holding company which holds a right to acquire a 60% interest in Luogang Golden Golf Hotel Co. Limited to Rosedale for a consideration of HK$110,000,000 satisfied by 366,666,666 new shares of Rosedale. Accordingly, the Company's investment in associates amounting to HK$110,000,000 were transferred from long term investment deposits which comprised of HK$24,400,000 brought forward, an amount of HK39,400,000 paid during the period and the balance of HK$46,200,000 unpaid as at 31 December 2002.

     (g) During the nine-month period ended 31 December 2002, the Company acquired the remaining 25% interest in Trans-Island Group for HK$40,000,000. At 31 December 2002, a balance of HK$30,000,000 was outstanding.


46.  ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS


                                                2004          2003          2002
                                                ----          ----          ----
                                               HK$'000       HK$'000       HK$'000

     Bank balances and cash                    134,317       111,709       61,510

     Bank overdrafts                           (28,181)            -       (7,717)
                                               -------       -------       ------

                                               106,136       111,709       53,793
                                               =======       =======       ======

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


47.  PLEDGE OF ASSETS

     Save as otherwise disclosed, at 31 December 2004, the Company's credit facilities were secured by the Company's assets as follows:

                                                                      2004          2003
                                                                      ----          ----
                                                                     HK$'000       HK$'000

     Hotel property                                                  641,569             -

     Property interests                                               14,060        19,839

     Bank balances                                                     6,800           390
                                                                     -------        ------

                                                                     662,429        20,229
                                                                     =======        ======



48.  CONTINGENT LIABILITIES

                                                                       2004         2003
                                                                       ----         ----
                                                                      HK$'000      HK$'000

     An undertaking to Apex  to indemnify it against any
       potential loss upon the transfer of the land use right
       in relation to the disposal thereof                                  -       37,347

     Guarantee to the holder of the promissory note issued
       by a subsidiary of Apex                                              -      365,000
                                                                       ------      -------

                                                                            -      402,347
                                                                       ======      =======


     In addition, the Company also had contingent liabilities in respect of liabilities arising from claims against Trans-Island Group in connection with its businesses before the disposal. The directors consider that the final outcomes of those claims will not be material and, accordingly, no provision has been made in the financial statements.


49.  OPERATING LEASE COMMITMENTS

     As lessee

     At 31 December 2004, the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

                                                                     2004            2003
                                                                     ----            ----
                                                                    HK$'000         HK$'000

     Land and buildings

     Within one year                                                  9,690          13,752

     In the second to fifth years inclusive                           3,029           7,777
                                                                     ------          ------

                                                                     12,719          21,529
                                                                     ======          ======

     Equipment

     Within one year                                                    358               -

     In the second to fifth years inclusive                           1,254               -
                                                                     ------          ------

                                                                      1,612               -
                                                                     ======          ======

     Operating lease payments represent rentals payable by the Company for certain of its office properties, shops and employees' quarters as well as equipment. Leases are negotiated for an average term of two years.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


49.  OPERATING LEASE COMMITMENTS - continued

     As lessor

     Property rental income earned during the year was HK$13,072,000 (1.1.2003 to 31.12.2003: HK$109,000 and 1.4.2002 to 31.12.2002: HK$82,000).

     At the balance sheet date, the Company had contracted with tenants for the following future minimum lease payments for its investment property and premises within the hotel properties:


                                                               2004        2003
                                                               ----        ----
                                                              HK$'000    HK$'000

      Within one year                                          11,369          -

      In the second to fifth years inclusive                   33,577          -
                                                               ------      -----

                                                               44,946          -
                                                               ======      =====


50.  CAPITAL COMMITMENTS

                                                                            2004          2003
                                                                            ----          ----
                                                                           HK$'000       HK$'000

     Contracted for but not provided in the financial statements
       in respect of investments                                           137,697             -

     Contracted for but not provided in the financial statements
       in respect of acquisition of property, plant and equipment           30,760             -
                                                                           -------         -----

                                                                           168,457             -
                                                                           =======         =====

51.  PROVIDENT FUND SCHEMES

     The Company has retirement schemes covering a substantial portion of its employees in Hong Kong. The principal schemes are defined contribution schemes. The assets of these schemes are held separately from those of the Company in funds under the control of independent trustees.

     With effect from 1 December 2000, the Company joined a Mandatory Provident Fund Scheme ("MPF Scheme") for all its new employees in Hong Kong employed therefrom or existing employees wishing to join the MPF Scheme. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Company in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are required to make contributions to the MPF Scheme at rates specified in the rules. The only obligation of the Company in respect of MPF Scheme is to make the required contributions under the MPF Scheme.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


51.  PROVIDENT FUND SCHEMES - continued

     The employees of the Company's subsidiaries in the PRC are members of the state-managed retirement benefit scheme operated by the government of the PRC. The subsidiaries are required to contribute certain percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Company with respect to the retirement benefit scheme is to make the specified contributions.

     The amounts charged to the income statement represent contributions payable to schemes and the MPF Scheme by the Company at rates specified in the rules of the schemes less forfeiture of HK$277,134 (1.1.2003 to 31.12.2003:
     HK$1,003,589 and 1.4.2002 to 31.12.2002: HK$650,000) arising from employees leaving the Company prior to completion of the qualifying service period, if any.

     At the balance sheet date, the total amount of forfeited contributions, which arose upon employees leaving the retirement benefit schemes and which are available to reduce the contributions payable in future years was HK$65,025 (2003: HK$98,530).


52.  POST BALANCE SHEET EVENTS

     Subsequent to the balance sheet date, the following events have taken place:

     (a) On 31 January 2005, the Company issued and allotted 2,340 million of new shares of HK$0.01 each in the Company at the price of HK$0.028 per share under the second placing and subscription agreement as mentioned under note 39 after the approval by the independent shareholders at the special general meeting on 11 January 2005. The proceeds, net of expense, amounted to approximately HK$61.8 million. The new shares issued rank pari passu in all respects with the then existing shares.

     (b) On 4 February 2005, the Company entered into a placing and subscription agreement with CEL and Tai Fook Securities Company Limited ("Tai Fook") pursuant to which Tai Fook agreed to place up to 6,400 million shares in the Company then held by CEL at the price of HK$0.022 per share to independent investors and CEL would subscribe for up to 6,400 million new shares of the Company at the same price of HK$0.022 per share. The net proceeds from the placement amounted to approximately HK$136.8 million, net of expenses. HK$50 million of the net proceeds will be used for financing the refurbishment, renovation and upgrading of Kingsway Hotel and the balance of approximately HK$86.8 million will be used for future investment opportunities relating to existing businesses. The subscription was completed on 18 February 2005. The new shares issued rank pari passu in all respects with the then existing shares.

     (c) On 4 February 2005, the directors proposed to the shareholders of the Company for approval of the consolidation of every one hundred shares of HK$0.01 each in the issued and unissued ordinary share capital of the Company into one share of HK$1.00 each. The consolidation of shares of the Company was approved by the shareholders of the Company in the special general meeting on 14 March 2005. The number of issued ordinary shares immediately after the consolidation of shares of the Company was 409,667,327.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------


52.  POST BALANCE SHEET EVENTS - continued

     (d) On 17 February 2005, the Company entered into a supplemental agreement under which the Company acquired the attributable interest in Kingsway Hotel from approximately 34.24% (note 24(c)) to 36.26% for a revised consideration of HK$166,800,000. The transaction was completed on the same date.

     (e) On 17 May 2005, the directors proposed to the shareholders of the Company for approval of the cancellation of share premium account (the "Cancellation") pursuant to which the entire amount standing to the credit of the share premium account of the Company will be cancelled and the credit arising from the Cancellation will be transferred to the contributed surplus account of the Company and such credit will be partially used to set off against the accumulated losses of the Company (the "Set Off"). The Cancellation and the Set Off were approved by the shareholders of the Company in the special general meeting on 5 July 2005.

          In addition, the directors proposed to increase the authorized share capital of the Company from HK$500,000,000 divided into 500,000,000 shares of HK$1 each to HK$1,500,000,000 divided into 1,500,000,000 shares of HK$1 each by creation of an additional 1,000,000,000 shares of HK$1 each. The increase in the authorized share capital of the Company was approved by the shareholders of the Company in the special general meeting on 5 July 2005.

     (f) On 13 July 2005, the Company entered into an agreement with an independent third party under which the Company disposed of a 8.13% interest in Triumph Up Investments Limited, a subsidiary holding the equity interest in Kingsway Hotel, at a consideration of HK$22,800,000. The transaction was completed on the same date.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

53.  RELATED PARTY TRANSACTIONS

     (a) During the year/period, the Company had transactions with related parties as follows:

                                                                                          1.1.2004     1.1.2003    1.4.2002
                                                                                              to           to         to
          (I)  Nature of transactions               Notes  Name of company               31.12.2004   31.12.2003  31.12.2002
               ----------------------               -----  ---------------               ----------   ----------  ----------
                                                                                           HK$'000      HK$'000     HK$'000

               Property rental expenses paid and     (i)   Mass Success International
                 payable by the Company                     Limited                           2,268       1,790         288
                                                           Cycle Company Limited and
                                                            Gunnell Properties Limited        2,266       1,630           -
                                                                                             ------      ------      ------
                                                                                              4,534       3,420         288
                                                                                             ======      ======      ======

               Air ticketing and travel service      (ii)  Paul Y. - ITC Construction
                 income received and receivable             Holdings Limited and its
                 by the Company                             subsidiaries                      1,965         486         838
                                                           Hanny Holdings Limited
                                                            and its subsidiaries              1,240         666       1,056
                                                           Cheung Wah Ho Dyestuffs
                                                            Company Limited                     233          17           -
                                                           China Strategic Holdings
                                                            Limited and its subsidiaries        174         213         248
                                                           ITC Corporation Limited
                                                            and its subsidiaries                153         266         460
                                                           PSC Corporation Limited               68         213           -
                                                           Cyber Business Network                 3           -           -
                                                            (Hong Kong) Limited
                                                           Pacific Century Premium
                                                            Developments Limited
                                                            (formerly known as
                                                            Dong Fang Gas Holdings
                                                            Limited) and its subsidiaries         -         318           -
                                                           SMI Corporation Limited
                                                            (formerly known as
                                                            Star East Holdings Limited)
                                                            and its subsidiaries                  -         118         901
                                                           Mobile Media Management
                                                            Limited                               -          27           -
                                                           X-One Management Limited               -          11           -
                                                                                             ------      ------      ------
                                                                                              3,836       2,335       3,503
                                                                                             ======      ======      ======

               Interest on convertible notes         (iii) Million Good Limited               2,177       1,696       1,345
                                                                                             ======      ======      ======

               Loan interest paid and payable        (iv)  Hanny Holdings Limited
                 by the Company                             and its subsidiaries              9,742       1,790       1,298
                                                           Million Good Limited               5,256       1,710           -
                                                           Nation Cheer Investment
                                                            Limited                           2,051         385           -
                                                           China Strategic Holdings
                                                            Limited and its subsidiaries      1,465       2,229         891
                                                                                             ------      ------      ------
                                                                                             18,514       6,114       2,189
                                                                                             ======      ======      ======
               Interest on loan receivables          (v)   Ruili Holdings Limited                76           -           -
                                                                                             ======      ======      ======
               Net income on sales of computer       (vi)  Cyber Business Network
                 program source code                        (Hong Kong) Limited                   -       3,000           -
                                                                                             ======      ======      ======
               Website maintenance services          (vii) Cyber Business Network
                 paid by the Company                        (Hong Kong) Limited               1,200           -           -
                                                                                             ======      ======      ======

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

53.  RELATED PARTY TRANSACTIONS - continued

     (a) During the year/period, the Company had transactions with related parties as follows: - continued

            Notes:

            (i) The property rental expenses paid and payable by the Company were transactions determined in accordance with the terms of relevant agreements.

            (ii) The above companies purchased air tickets and related services from the Company at rates comparable to market rates.

            (iii) The interest on convertible notes was calculated at the rate specified in the convertible notes issued.

            (iv) The interest paid and payable by the Company for loans from these companies was calculated at rates comparable to market rates.

            (v) The interest on loan receivables was calculated at rates comparable to market rates.

            (vi) The above company purchased the computer source code from the Company at a price with reference to the market rate.

            (vii) The above company charged website maintenance service to the
                  Company at comparable market price.

            Certain directors of the Company are also directors of and/or have beneficial interests in those companies.

                                                                                          1.1.2004    1.1.2003    1.4.2002
                                                                                             to          to          to
          (II)  Nature of transactions              Notes  Name of company               31.12.2004  31.12.2003  31.12.2002
                ----------------------              -----  ---------------               ----------  ----------  ----------
                                                                                          HK$'000      HK$'000     HK$'000

                Agency fees paid by the Company      (i)   Ananda Travel Service, Inc.            -          60         111
                                                           HK Ananda Travel (Malaysia)            -           -         484
                                                           Ananda Travel Company
                                                            Limited **                            -           -         321
                                                           Ananda Travel Philippines, Inc.        -           -         103
                                                                                             ------      ------      ------
                                                                                                  -          60       1,019
                                                                                             ======      ======      ======

                Air ticketing and travel services    (ii)  Ananda Travel Service, Inc.            -           7          64
                  income received by the Company           HK Ananda Travel (Malaysia)
                                                            Sdn. Bhd.                             -           -          14
                                                                                             ------      ------      ------
                                                                                                  -           7          78
                                                                                             ======      ======      ======
                Property rental expenses paid by     (iii) Tower Property Limited
                  the Company                                                                     -           -       5,439
                                                                                             ======      ======      ======

                Printing expenses paid by the        (iv)  Ananda Public Relations
                  Company                                   & Advertising Limited                 -           -       1,013
                                                                                             ======      ======      ======


                ** Being English translation of legal Chinese name as the company does not have any legal English name.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

53.  RELATED PARTY TRANSACTIONS - continued

     (a) During the year/period, the Company had transactions with related parties as follows: - continued

            Notes:

            (i) During the year ended 31 December 2003 and the nine-month period ended 31 December 2002, the above company acted as the Company's land operators in the jurisdiction in which it is located. Agency fees were calculated in accordance with the agency agreement entered into between the Company and the above related company on 20 September 1997.

            (ii) During the year ended 31 December 2003 and the nine-month period ended 31 December 2002, the above company purchased air tickets and other travel related services from the Company at rates comparable to market rates.

            (iii) The Company continued to occupy office premises owned by Tower
                  Property Limited until December 2002. The rentals were calculated on the basis of an amount determined by reference to the floor area of the relevant property, and comparable rent paid for similar properties by tenants occupying such premises.

            (iv) During the period ended 31 December 2002, Ananda Public Relations & Advertising Limited provided printing services for the Company's promotional materials at prices comparable to market rates.

            The Company paid an annual fee of HK$nil (1.1.2003 to 31.12.2003:
            HK$10 and 1.4.2002 to 31.12.2002: HK$10) to Ananda Holdings Limited for a non-exclusive licence to the Company to use the "Ananda" trademark.

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

     (b) During the year, the Company received loans from related companies. Details of their relationship and the terms of the loans are set out in note 32.

     (c) The Company maintained current accounts with related companies and associates. Their balances as at 31 December 2004 are set out in notes 26, 27 and 33.

          Certain directors of the Company are also directors of and/or have beneficial interests in those companies.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

53.  RELATED PARTY TRANSACTIONS - continued

     (d) During the year, the Company made loans to a related company. Details of its relationship and the terms of the loan are set out in note 29a(ii).

     (e) During the year, the Company issued convertible notes amounting to HK$155,000,000 to a related company. Details of the convertible notes are set out in note 36. As at the balance sheet date, the related company holds the convertible notes amounting to HK$55,000,000.

          Certain directors of the Company are also directors of and/or have beneficial interests in that related company.

     (f) During the year/period, the Company received commission and hotel management fee of HK$3,628,000 (1.1.2003 to 31.12.2003: HK$nil and
          1.4.2002 to 31.12.2002: HK$1,075,000) from Heilongjiang Ananda in accordance with the hotel management contract entered with Heilongjiang Ananda.

     (g) During the year ended 31 December 2003, a subsidiary of an indirect substantial shareholder pledged certain of its investments listed in Hong Kong with a lender to secure its loans to the Company. No commission or charges were paid to the subsidiary of the indirect substantial shareholder by the Company in respect of the security provided.

     (h) During the year ended 31 December 2003, the Company executed a guarantee in favour of the holder of the promissory note issued by a subsidiary of Apex as security to secure the note to the extent of HK$365 million together with interest. No commission or charges were received from the Apex Company in respect of the guarantee.

     (i) During the year ended 31 December 2003, two directors including a former executive director of the Company executed personal guarantees to a bank and a securities company to secure their loans granted to the Company. No commission or charges were paid to the directors by the Company in respect of the above guarantees.

     (j) On 22 July 2002, the Company together with other parties entered into a series of agreements with Rosedale. One of them included disposing of its interest in an investment company (the "Investment Company") holding a right to acquire a 60% interest in Luoyang Golden Gulf Hotel Co., Limited whose principal asset is the Golden Gulf Hotel in Luoyang, the PRC, for a consideration of HK$110,000,000 which was satisfied by 366,666,666 new shares of Rosedale.

          The Company, in relation to the disposal of the interest in the Investment Company holding Luoyang Golden Gulf Hotel Co., Limited gave an undertaking to Rosedale to indemnify it against any potential loss they may suffer as a result of failure to transfer the land use right including the payment of any land premium payable for such transfer. It is estimated that the land premium for such transfer would be approximately RMB39.7 million (equivalent to approximately HK$37,347,000).

          In addition to the above 366,666,666 new shares in Rosedale, the Company also subscribed for 1,000,000,000 shares in Rosedale at a price of HK$0.30 per share amounting in aggregate to a total consideration of HK$300,000,000. The transaction was also approved by the independent shareholders of the Company at the special general meeting held on 28 October 2002.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

54.  PRINCIPAL SUBSIDIARIES

     Details of the Company's principal subsidiaries as at 31 December 2004 are as follows:

                                                                              Proportion of
                                                         Issued and         nominal value of
                                        Place of           paid up        issued share capital/
                                     incorporation/     share capital/     registered capital    Principal activities
     Name of company                  registration    registered capital     held by Company     and place of operation
     ---------------                 -------------    ------------------  ---------------------  ----------------------
                                                                          Directly  Indirectly
                                                                              %         %

     Allied Glory Investment         Hong Kong                   HK$2          -       55.7      Investment holding in Hong Kong
       Limited

     Ananda Travel (Canada)          Canada                  C$15,000          -        100      Travel and related services in
       Limited                                                                                     Canada

     Apex Quality Group              British Virgin      US$5,548,172          -       67.9      Investment holding in Hong Kong
       Limited                         Islands

     Asian Pearl Investments         British Virgin              US$1          -        100      Investment holding in the PRC
       Limited                         Islands

     Benchmark Pacific Limited       British Virgin              US$1          -        100      Investment holding in Hong Kong
                                       Islands

     China-HK International          Hong Kong                   HK$2          -       67.9      Financial services in Hong Kong
       Finance Limited

     Clever Basin Holdings Limited   British Virgin              US$1          -       67.9      Investment holding in Hong Kong
                                       Islands

     Credit Paradise Limited         Hong Kong                   HK$2          -        100      Property investment in Malaysia

     DS Eastin Limited               Hong Kong                  HK$20          -       67.9      Investment holding in Hong Kong

     Golden Sun Limited              Hong Kong                   HK$2          -        100      Investment holding in Hong Kong

     Hey Wealth  Limited             Hong Kong                   HK$2          -       67.9      Property holding in Hong Kong

     HKWOT (BVI) Limited             British Virgin              US$1        100         -       Investment holding in Hong Kong
                                       Islands

     HMH China Investments           Bermuda            CAD$1,152,913          -       55.7      Investment holding in Canada
       Limited

     Hong Kong Wing On Travel        Hong Kong             Ordinary -          -        100      Outbound travel and related
       Service Limited                                 HK$180,000,100                              services in Hong Kong
                                                           Deferred -
                                                       HK$20,000,000*

     Kingsgrove International        Hong Kong                   HK$2          -        100      Property investment in Hong Kong
       Limited

     Lucky Million Investments       British Virgin              US$1          -       67.9      Investment holding in Hong Kong
       Limited                         Islands

     Luoyang Golden Gulf Hotel       PRC #             RMB145,000,000          -       40.8      Hotel ownership and operation in
       Co., Ltd.                                                                                   the PRC

     Makerston Limited               British Virgin              US$1          -       67.9      Investment holding in Hong Kong
                                       Islands

     Many Good Money Exchange        Hong Kong             HK$100,000          -        100      Money exchange services in
       Limited                                                                                     Hong Kong

     Mexmara Holdings Limited        British Virgin              US$1          -        100      Property investment in Hong Kong
                                       Islands

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

54.  PRINCIPAL SUBSIDIARIES - continued

                                                                             Proportion of
                                                         Issued and         nominal value of
                                        Place of           paid up        issued share capital/
                                     incorporation/     share capital/     registered capital    Principal activities
     Name of company                  registration    registered capital     held by Company     and place of operation
     ---------------                 -------------    ------------------  ---------------------  ----------------------
                                                                          Directly  Indirectly
                                                                              %         %

     Millennium Target Holdings      British Virgin                US$1        -        100      Investment holding in Hong Kong
       Limited                         Islands

     Ming Hung (Holdings) Limited    Hong Kong         HK$1,591,158,590        -       67.9      Investment holding in Hong Kong

     Multi-Million Assets Limited    British Virgin                US$1        -       55.7      Investment holding in Hong Kong
                                       Islands

     Rosedale Hotel Beijing          PRC #                US$17,200,000        -       64.5      Hotel ownership and operation in
       Co., Ltd                                                                                   the PRC

     Rosedale Hotel Group Limited    British Virgin                US$1        -       67.9      Investment holding in Hong Kong
                                       Islands

     Rosedale Hotel Guangzhou        PRC ##               US$11,500,000        -        55       Hotel operation in the PRC
       Co., Ltd.
       ("Rosedale Guangzhou")

     Rosedale Hotel Management       Hong Kong                     HK$2        -       67.9      Hotel management in Hong Kong
       Limited

     Rosedale Hotel Management       British Virgin                US$1        -       67.9      Hotel management in areas
       International Limited           Islands                                                     other than Hong Kong

     Rosedale Park Limited           Hong Kong                     HK$2        -       67.9      Hotel operation in Hong Kong

     South Africa Express Limited    British Virgin                US$1        -        100      Overseas travel services
                                       Islands

     Success Fund Industrial         Hong Kong                   HK$100        -        100      Property investment in the PRC
       Limited

     Super Grade Investment          British Virgin                US$1        -        100      Property investment in
       Limited                         Islands                                                     Hong Kong

     Watertours of Hong Kong         Hong Kong               Ordinary -        -        100      Watertour services in Hong Kong
       Limited                                             HK$1,500,000
                                                           "B" - HK$100*

     Wing On Holidays (Macau)        Macau                 MOP1,000,000        -        100      Travel and related services in
       Limited                                                                                     Macau
       (Formerly known as
       "Ananda Travel, Limited")

     Wing On Hotel Management        British Virgin                US$4        -        100      Hotel management services in the
       Limited                         Islands                                                     PRC

     Wing On Travel and Tour         Hong Kong             HK$2,000,000        -        100      Inbound travel and related services
       Limited                                                                                     in Hong Kong

     Wing on Travel Finance Limited  Hong Kong                     HK$2        -        100      Money lending in Hong Kong
       (Formerly known as Asian
       Universe Limited)

     Wing On Travel International    British Virgin                US$1      100          -      Investment holding in Hong Kong
       Limited                         Islands

     Wing On Travel (BVI) Limited    British Virgin           US$10,000        -        100      Investment holding in Hong Kong
                                      Islands

     Wing On Travel (U.K.) Limited   United Kingdom    Pound Sterling 2        -        100      Travel and related services in U.K.
       (Formerly known as "Ananda
       Travel (U.K.) Limited")

     Yechain Development Limited     Hong Kong                     HK$2        -        67.9     Property investment in Hong Kong


     * The deferred shares and "B" shares are owned by the Company, practically carry no rights to dividends or to receive notice of or to attend or vote at any general meeting of the respective companies or to participate in any distribution in winding up.

     #    The subsidiaries are PRC Sino-foreign equity joint ventures.

     ## This subsidiary is a PRC Sino-foreign co-operative joint venture. Allied Glory Investment Limited ("Allied Glory"), a subsidiary of the Company, is entitled to recoup its total investment (including capital and interest) from the after-tax earnings of Rosedale Guangzhou before any amount are distributed. Thereafter, the after-tax earnings of Rosedale Guangzhou are to be distributed at 80% and 20% to Allied Glory and other joint venture partner respectively.

     The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets and liabilities of the Company. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

     Save as disclosed, no debt securities have been issued by any of the subsidiaries during the year.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

55. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG ("HK GAAP") AND IN THE UNITED STATES ("US GAAP")

     The consolidated financial statements are prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. The cash flow statement used in the primary financial statements complies with International Accounting Standards No. 7.

     The significant differences between HK GAAP and US GAAP as they relate to the Company are principally attributable to the accounting for the goodwill and negative goodwill arising on acquisition, convertible notes with beneficial conversion features, valuation of hotel and investment properties and reversal of impairment losses.

     Under HK GAAP, the excess of purchase consideration paid over the fair value of the net assets acquired before 1 January 2005 is recorded as goodwill and is being amortized on a straight line basis over its useful economic life. Under US GAAP, intangible assets, including goodwill, with indefinite useful lives are not amortized but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets".

     Under HK GAAP, the excess of the fair value of the net assets acquired over the purchase consideration paid for the acquisition before 1 January 2005 is recorded as negative goodwill, which is presented as a deduction from the assets of the Company in the consolidated balance sheet. The Company releases the negative goodwill to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. Under US GAAP, the excess of assigned value of identifiable assets over the cost of an acquired company, should be allocated on a pro rata basis to the fair values of all acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other postretirement benefit plans, and any other current assets.

     Under HKGAAP, prior to the adoption of new Hong Kong Accounting Standards on 1 January 2005, the Company does not separately account for non-detachable conversion features embedded in convertible notes that are in-the-money on the date of issuance (a "beneficial conversion feature"). Under US GAAP, the embedded beneficial conversion feature should be valued separately upon issuance. The discount resulting from allocation of proceeds to the beneficial conversion feature should be recognized as interest expense over the maturity of the convertible notes. All of the unamortized discount remaining at the date of conversion should be immediately recognized as interest expense.

     Under HK GAAP, in accordance with the Company's accounting policies, revaluation of investment properties is performed annually, instead of providing depreciation on the historical cost. The revalued amount becomes the deemed cost base of the assets of the Company or its affiliates and no depreciation is provided. Under US GAAP, financial statements are required to be prepared on a historical cost basis. Accordingly, an adjustment is provided so that the investment properties are stated at cost, less accumulated depreciation.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

55. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG ("HK GAAP") AND IN THE UNITED STATES ("US GAAP") - continued

     Under HK GAAP, hotel properties are stated at cost less accumulated impairment loss. No depreciation or amortization is provided on the hotel properties. Under US GAAP, hotel properties are stated at historical cost less accumulated depreciation and impairment loss.

     These differences in accounting for hotel properties and investment properties under HK GAAP and US GAAP had a significant impact on the Company's equity method affiliate's results of operations or financial position for the year ended 31 December 2003. The equity method affiliate became a subsidiary of the Company during the year and the adjustments attributable to this equity method affiliate were reversed to the negative goodwill arising on its acquisition which were then allocated on a pro rata basis to the fair values of all acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other post-retirement benefit plans, and any other current assets.

     Under HK GAAP, where an impairment loss subsequently reverses, the carrying amount of the assets is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. Under US GAAP, any reversal of impairment loss is prohibited, and as such, the effects of such reversals are eliminated.

     Under HK GAAP, prior to the adoption of new Hong Kong Financial Reporting Standards on 1 January 2005, the Company does not make any accounting entry on grant of share options to its employees and directors. Under US GAAP, the Company accounts for its share option scheme under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"),"Accounting for Stock Issued to Employees" and related interpretations. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of grant and is amortized over the vesting period of the related options. Since no options have been granted under the Company's option plans, this difference in accounting under HK GAAP and US GAAP has had no impact on the Company's results of operations or financial position.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

55. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG ("HK GAAP") AND IN THE UNITED STATES ("US GAAP") - continued

     The adjustments necessary to present net profit (loss) and shareholders' equity in accordance with US GAAP, for the two years ended 31 December 2004 and 2003 and the nine-month period ended 31 December 2002, respectively, are shown in the tables set out below.

                                                                  1.1.2004              1.1.2003              1.4.2002
                                                                     to                    to                    to
                                                                 31.12.2004            31.12.2003            31.12.2002
                                                                 ----------            ----------            ----------
                                                                   HK$'000               HK$'000               HK$'000

     Net profit (loss) as reported under HK GAAP                    35,377              (370,972)             (302,858)
     US GAAP adjustments:
       Interest expense attributable to amortization
         of the beneficial conversion feature
         embedded in the convertible notes                         (17,939)              (64,828)             (102,233)
       Depreciation of hotel properties                            (38,332)                    -                     -
       Minority interests' share of depreciation
         of hotel properties                                        12,293                     -                     -
       Write-back of reversal of impairment loss in
         respect of leasehold land and buildings                    (4,511)                    -                     -
       Reversal of release of negative goodwill                     (1,863)                    -                     -
       Reversal of amortization of goodwill                              -                   496                   165
       Difference in amortization attributable to the
         excess of fair value of net assets acquired
         over the purchase consideration paid for
         a business acquired                                             -                   568                    49
       Reversal of revaluation surplus of investment
         property                                                        -                    (7)                    -
       Additional loss on disposal of discontinued
         operation                                                       -                  (661)                    -
       Additional loss on disposal of an associate                       -                  (617)                    -
       Net US GAAP adjustments attributable to
         equity method affiliate                                         -                 7,712                     -
                                                                   -------               -------               -------
     Net loss under US GAAP                                        (14,975)             (428,309)             (404,877)
                                                                   =======               =======               =======

     Comprising:
       Continuing operation                                        (14,975)             (408,519)             (396,258)
       Discontinued operation                                            -               (19,790)               (8,619)
                                                                   -------               -------               -------
                                                                   (14,975)             (428,309)             (404,877)
                                                                   =======               =======               =======

                                                                      HK$                   HK$                   HK$
                                                                  ---------             ---------             ---------
     Loss per share under US GAAP - basic and
       diluted
       Continuing operation                                          (0.07)                (2.23)                (2.40)
       Discontinued operation                                            -                 (0.11)                (0.05)
                                                                   -------               -------               -------
                                                                     (0.07)                (2.34)                (2.45)
                                                                   =======               =======               =======


     In addition, interest income for the year ended 31 December 2004 of HK$3,381,000 (1.1.2003 to 31.12. 2003: HK$1,150,000 and 1.4.2002 to
     31.12.2002: HK$10,679,000) classified as a component of other operating income for HK GAAP purposes is considered to be non-operating income for US GAAP purposes.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

55. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG ("HK GAAP") AND IN THE UNITED STATES ("US GAAP") - continued

                                                                                           2004                  2003
                                                                                         -------               -------
                                                                                         HK$'000               HK$'000

     Shareholders' equity as reported under HK GAAP                                      632,742               293,321
     US GAAP adjustments:
       Reversal of revaluation surplus of investment property                             (2,170)                 (170)
       Reversal of net US GAAP adjustments attributable to equity
         method affiliate which became a subsidiary during the year                        7,712                     -
       Reversal of release of negative goodwill                                           (1,863)                    -
       Depreciation of hotel properties                                                  (38,332)                    -
       Minority interests' share of depreciation of hotel properties                      12,293                     -
       Write-back of reversal of impairment loss in respect of
         leasehold land and buildings                                                     (4,511)                    -
       Reversal of amortization of goodwill                                                    -                   661
       Difference in amortization attributable to negative goodwill                            -                   617
       Additional loss on disposal of discontinued operations                                  -                  (661)
       Additional loss on disposal of an associate                                             -                  (617)
       Accounting for beneficial conversion feature present in the
         convertible notes                                                                     -                17,939
       Net US GAAP adjustments attributable to equity method
         affiliate                                                                             -                 7,712
                                                                                         -------               -------
     Shareholders' equity under US GAAP                                                  605,871               318,802
                                                                                         =======               =======


     Other comprehensive loss

                                                                  1.1.2004              1.1.2003              1.4.2002
                                                                     to                    to                    to
                                                                 31.12.2004            31.12.2003            31.12.2002
                                                                 ----------            ----------            ----------
                                                                  HK$'000               HK$'000               HK$'000

     US GAAP net loss                                              (14,975)             (428,309)             (404,877)
     Foreign currency translation adjustment                          (757)                 (213)                 (387)
                                                                   -------               -------               -------
     Comprehensive loss                                            (15,732)             (428,522)             (405,264)
                                                                   =======               =======               =======

                                                                                         2004                  2003
                                                                                        -------               -------
                                                                                        HK$'000               HK$'000

     Total assets

     Total assets under US GAAP                                                        2,563,277             1,114,893
                                                                                       =========             =========

     Total liabilities

     Total liabilities under US GAAP                                                   1,657,528               766,313
                                                                                       =========             =========

     At 31 December 2003 and 2002, the unamortized balance of the beneficial conversion feature present in the convertible notes was included in the carrying value of the convertible notes.

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

55. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG ("HK GAAP") AND IN THE UNITED STATES ("US GAAP") - continued

     Valuation allowances
     --------------------

     Roll forward schedule of allowances for doubtful assets (all related to continuing operations)

     For the year ended 31 December 2004
     -----------------------------------

                                                                          Charged to
                                                                           costs and
                                                          1.1.2004         expenses         Write-off        31.12.2004
                                                          --------        ----------        ---------        ----------
                                                           HK$'000          HK$'000          HK$'000           HK$'000

     Allowance for doubtful debts                           32,690           1,262                 -            33,952
     Allowance for advances to service
       suppliers                                           209,385              -                  -            209,385
     Allowance for short term investment
       deposit                                              23,000              -                  -             23,000
                                                           =======          ======            ======           =======


     For the year ended 31 December 2003
     -----------------------------------

                                                                          Charged to
                                                                           costs and
                                                          1.1.2003         expenses         Write-off        31.12.2003
                                                          --------        ----------        ---------        ----------
                                                           HK$'000          HK$'000          HK$'000           HK$'000

     Allowance for doubtful debts                           32,690               -                 -            32,690
     Allowance for advances to service
       suppliers                                           209,385               -                 -           209,385
     Allowance for short term investment
       deposit                                              23,000               -                 -            23,000
                                                           =======          ======            ======           =======


     For the nine-month period ended 31 December 2002
     ------------------------------------------------

                                                                          Charged to
                                                                           costs and
                                                          1.4.2002         expenses         Write-off        31.12.2002
                                                          --------        ----------        ---------        ----------
                                                           HK$'000          HK$'000          HK$'000           HK$'000

     Allowance for doubtful debts                            9,877          22,813                 -            32,690
     Allowance for advances to service
       suppliers                                            47,263         162,122                 -           209,385
     Allowance for short term investment
       deposit                                                   -          23,000                 -            23,000
                                                           =======          ======            ======           =======

WING ON TRAVEL (HOLDINGS) LIMITED
---------------------------------

55. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG ("HK GAAP") AND IN THE UNITED STATES ("US GAAP") - continued

     Recent Accounting Pronouncements Not Yet Adopted
     ------------------------------------------------

     In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments". EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after 15 June 15 2004. The disclosure requirements are effective for fiscal years ending after 15 June 2004 and are required only for annual periods. The adoption of this standard did not have a material impact on Company's financial positions or results of operations.

     In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4. "This statement amends the guidance in Accounting Research Board ("ARB") No. 43, Chapter 4, "Inventory Pricing" to clarify the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). This Statement require that those items be recognized as current period charges. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after 15 June 2005. The Company does not expect the adoption of this Statement will have a material effect on the Company's financial position, cash flows or results of operations.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS No. 123-R"). "Share-Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123-R supersedes APB No. 25, "Accounting for Stock Issued to Employees". Generally, the approach in SFAS No. 123-R is similar to the approach described in SFAS No. 123, However, SFAS No. 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS No. 123 is no longer an alternative. The new standard, as recently amended, will be effective for the Company in the annual reporting period beginning 1 January 2006. Under SFAS No. 123-R, the Company may elect the modified prospective or the modified retroactive option for transition on the adoption of this new standard. Under the modified retroactive option, prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods by SFAS No. 123. Under the modified prospective option, compensation expense for all unvested stock options must be recognized on or after the required effective date based on the grant-date fair value of those stock options. The Company has not yet quantified the effect of the future adoption of SFAS No. 123-R on a going forward basis. Prior to the adoption of SFAS No. 123-R, the Company will continue to utilize the accounting method prescribed by APB No. 25 and has adopted the disclosure requirements of SFAS No. 148 as of 31 December 2003 as allowed by SFAS No. 123.

                           HANGZHOU ZHONGCE RUBBER CO., LTD.

                           Report of Independent Registered Public
                           Accounting Firm and Consolidated Financial Statements For the years ended December 31, 2002, 2003 and 2004

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS






HANGZHOU ZHONGCE RUBBER CO., LTD.


Report of Independent Registered Public Accounting Firm..................................................F-1


Consolidated Financial Statements:


Consolidated Statements of Income and Comprehensive Income
  for the years ended December 31, 2002, 2003 and 2004...................................................F-2


Consolidated Balance Sheets as of December 31, 2003 and 2004.............................................F-3


Consolidated Statements of Equity for the years
  ended December 31, 2002, 2003 and 2004.................................................................F-5


Consolidated Statements of Cash Flows for the years ended
  December 31, 2002, 2003 and 2004.......................................................................F-6


Notes to Consolidated Financial Statements...............................................................F-8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hangzhou Zhongce Rubber Co., Ltd.

We have audited the accompanying consolidated balance sheets of Hangzhou Zhongce Rubber Co., Ltd. and its subsidiary as of December 31, 2003 and 2004 and the related consolidated statements of income and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2004, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hangzhou Zhongce Rubber Co., Ltd. and its subsidiary as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company and its subsidiary will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the negative working capital of the Company and its subsidiary of approximately Rmb807,842,000 as of December 31, 2004 raises substantial doubt about their ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits also comprehended the translation of Renminbi amounts into United States Dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(j). Such United States Dollar amounts are presented solely for the convenience of the readers.





Deloitte Touche Tohmatsu
Hong Kong
October 26, 2005

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                             (AMOUNTS IN THOUSANDS)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                    -------------------------------------------------------
                                                                     2002           2003           2004             2004
                                                                     ----           ----           ----             ----
                                                                      RMB            RMB            RMB              US$

REVENUES (Note 14):

  - third parties...........................................        2,533,748       3,717,855      4,960,335        599,075

  - related parties.........................................           76,328          78,353         60,900          7,355
                                                                    ---------       ---------      ---------        -------

Total.......................................................        2,610,076       3,796,208      5,021,235        606,430

COST OF REVENUES............................................       (2,250,785)     (3,416,622)    (4,450,538)      (537,505)
                                                                    ---------       ---------      ---------        -------

Gross profit................................................          359,291         379,586        570,697         68,925

Selling, general and administrative expenses................         (171,756)       (242,100)      (342,123)       (41,319)
                                                                    ---------       ---------      ---------        -------

OPERATING INCOME............................................          187,535         137,486        228,574         27,606

NON-OPERATING INCOME (EXPENSES):

Interest income.............................................            1,491           1,071          1,845            223

Interest expenses...........................................          (40,789)        (44,582)       (82,471)        (9,960)

Other income................................................            2,938           4,333          6,612            798

Equity in earnings of an affiliate..........................            3,592          23,302              -              -
                                                                    ---------       ---------      ---------        -------

INCOME FROM OPERATIONS BEFORE INCOME TAXES
  AND MINORITY INTERESTS....................................          154,767         121,610        154,560         18,667

Provision for income taxes (note 7).........................          (17,697)        (12,764)       (35,676)        (4,309)

Minority interests..........................................           (3,795)         (2,509)        (8,814)        (1,064)
                                                                    ---------       ---------      ---------        -------

NET INCOME AND COMPREHENSIVE INCOME.........................          133,275         106,337        110,070         13,294
                                                                    =========       =========      =========        =======


          See accompanying notes to consolidated financial statements.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                           CONSOLIDATED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)


                                                                                        AS OF DECEMBER 31,
                                                                         --------------------------------------------------
                                                                             2003                2004                2004
                                                                             ----                ----                ----
                                                                              RMB                 RMB                 US$

ASSETS

Current assets:

  Cash and cash equivalents.................................                98,900               232,493             28,079

  Restricted cash...........................................                44,684                38,924              4,701

  Accounts receivable, net of allowance for
    doubtful receivables of Rmb58,160 in 2003
    and Rmb57,045 in 2004...................................               478,653               654,091             68,581

  Other receivables.........................................                 4,505                14,497              1,751

  Inventories (note 3)......................................               738,369               924,977            111,712

  Prepaid expenses and other current assets.................                39,600                65,832              7,950

  Due from related companies, net of allowance
    for doubtful receivables of Rmb1,942 in 2003
    and Rmb1,942 in 2004 (note 11)..........................                 8,242                 8,525             11,445

  Short-term deferred tax assets (note 7)...................                17,136                29,003              3,503

  Other tax recoverable.....................................                 2,625                21,395              2,584
                                                                         ---------             ---------            -------

  Total current assets......................................             1,432,714             1,989,737            240,306

Investments in and advances to affiliate (note 4)...........               190,109                     -                  -

Due from Chinese joint venture partners (note 12)...........                 1,200                   873                105

Prepayments for equipment...................................                68,273               120,119             14,507

Property, plant and equipment, net (note 5).................               769,773             1,949,312            235,424

Long-term deferred tax assets (note 7)......................                 3,189                 9,521              1,149

Other assets................................................                 1,085                   441                 53
                                                                         ---------             ---------            -------

  Total assets..............................................             2,466,343             4,070,003            491,544
                                                                         =========             =========            =======

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                             (AMOUNTS IN THOUSANDS)


                                                                                           AS OF DECEMBER 31,
                                                                         ---------------------------------------------------
                                                                            2003                  2004                2004
                                                                            ----                  ----                ----
                                                                             RMB                   RMB                 US$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

  Short-term bank loans (note 6)............................               917,046             1,577,352            190,501

  Long-term bank loans - current portion (note 6)...........               135,000                64,000              7,729

  Accounts payable..........................................               471,967               693,886             83,803

  Other payables............................................                46,708               260,316             31,440

  Dividend payable..........................................                20,116                  -                  -

  Accrued liabilities.......................................               106,727               152,419             18,408

  Income taxes payable (note 7).............................                 6,007                30,708              3,709

  Loans from related companies (note 11)....................                  -                    5,841               -

  Other tax liability.......................................                  -                   13,057              1,576
                                                                         ---------             ---------            -------

  Total current liabilities.................................             1,703,571             2,797,579            337,166

Long-term bank loans, net of current portion
  (note 6)..................................................                60,000               289,000             34,903

Due to a shareholder........................................                    67                    67                  8

Loans from related companies (note 11)......................                   523                  -                   705
                                                                         ---------             ---------            -------

  Total liabilities.........................................             1,764,161             3,086,646            372,782
                                                                         ---------             ---------            -------

Minority interests..........................................                18,481               189,586             22,896
                                                                         ---------             ---------            -------

Obligations and commitments (note 9)

Shareholders' equity:

  Registered capital........................................               613,603               613,603             74,107

  Additional paid-in capital................................                20,266                20,266              2,448

  Retained earnings.........................................                49,832               159,902             19,311
                                                                         ---------             ---------            -------

  Total shareholders' equity................................               683,701               793,771             95,866
                                                                         ---------             ---------            -------

  Total liabilities and shareholders' equity................             2,466,343             4,070,003            491,544
                                                                         =========             =========            =======


          See accompanying notes to consolidated financial statements.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                        CONSOLIDATED STATEMENTS OF EQUITY

                             (AMOUNTS IN THOUSANDS)



                                                                               ADDITIONAL
                                                             REGISTERED         PAID-IN          RETAINED
                                                               CAPITAL          CAPITAL          EARNINGS            TOTAL
                                                             ----------        ----------       ----------          -------
                                                                RMB               RMB              RMB               RMB

Balance at January 1, 2002...........................           469,749                -            33,294          503,043

Increase of capital..................................                 -           20,266                 -           20,266

Net income...........................................                 -                -           133,275          133,275

Dividends declared...................................                 -                -           (40,000)         (40,000)
                                                                -------          -------           -------          -------

Balance at December 31, 2002.........................           469,749           20,266           126,569          616,584

Increase of registered capital.......................           143,854                -          (143,854)               -

Net income...........................................                 -                -           106,337          106,337

Dividends declared...................................                 -                -           (39,220)         (39,220)
                                                                -------          -------           -------          -------

Balance at December 31, 2003.........................           613,603           20,266            49,832          683,701

Net income...........................................                 -                -           110,070          110,070
                                                                -------          -------           -------          -------

Balance at December 31, 2004.........................           613,603           20,266           159,902          793,771
                                                                =======          =======           =======          =======

Balance at December 31, 2004
  (in US$)...........................................            74,107            2,448            19,311           95,866
                                                                =======          =======           =======          =======

          See accompanying notes to consolidated financial statements.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)


                                                                                      YEAR ENDED DECEMBER 31,
                                                                     -------------------------------------------------------
                                                                       2002           2003           2004            2004
                                                                       ----           ----           ----            ----
                                                                        RMB            RMB            RMB             US$

Cash flows from operating activities:

  Net income..................................................        133,275         106,337        110,070         13,294

  Adjustments to reconcile net income to net cash provided by operating activities:

    Minority interests........................................          3,795           2,509          8,814          1,064

    Equity in earnings of an affiliate........................         (3,592)        (23,302)          -              -

    Deferred income taxes.....................................         (6,150)         (6,048)       (18,199)        (2,198)

    Loss (gain) on disposal of property, plant and
      equipment...............................................            955            (945)           (67)            (8)

    Depreciation and amortization.............................         61,024          71,748        180,272         21,772

Changes in operating assets and liabilities (net of effects of consolidation of variable interest entity):

    Accounts and other receivables, net.......................        (71,450)        (56,362)      (180,190)       (21,762)

    Inventories...............................................       (124,530)       (141,044)      (182,410)       (22,030)

    Prepaid expenses and other current assets.................        (20,483)         10,543         (5,486)          (663)

    Due (from) to related companies...........................         (2,806)          4,682        (59,833)        (7,226)

    Other tax recoverable.....................................           -             (2,625)       (18,770)        (2,267)

    Other assets..............................................           (283)            239            644             78

    Accounts payable and other payables.......................        118,776          75,617        304,757         36,806

    Accrued liabilities.......................................         38,887          44,947         45,192          5,458

    Income taxes payable......................................         12,437          (7,821)        24,701          2,983

    Other taxes liabilities...................................          7,140         (13,187)          -              -
                                                                      -------         -------        -------        -------

  Net cash provided by operating activities...................        146,995          65,288        209,495         25,301
                                                                      -------         -------        -------        -------

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                             (AMOUNTS IN THOUSANDS)


                                                                                     YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------------------------
                                                                       2002           2003           2004            2004
                                                                       ----           ----           ----            ----
                                                                        RMB            RMB            RMB             US$

Cash flows from investing activities:

  Purchase of property, plant and equipment...................       (207,603)       (368,775)      (625,792)       (75,579)

  Decrease (increase) in restricted bank deposits.............         22,118         (18,501)        12,360          1,493

  Investments in and advances to affiliates, net..............        (48,071)        (14,890)             -              -

  Increase (decrease) in amount due to Chinese
    joint venture partners....................................          4,263             (50)           327             40

  Proceeds from disposal of property, plant and
    equipment.................................................         42,053           7,726         15,637          1,888

  Proceeds from disposal of trading securities................            170              50              -              -

  Decrease in due from a shareholder..........................             67               -              -              -

  Consolidation of variable interest entity, net cash
    acquired..................................................              -               -         35,058          4,234
                                                                      -------         -------        -------        -------

Net cash used in investing activities.........................       (187,003)       (394,440)      (562,410)       (67,924)
                                                                      -------         -------        -------        -------

Cash flows from financing activities:

  Net increase in short-term bank loans.......................         75,158         247,658        474,306         57,284

  Proceeds of long-term bank loans............................         60,000         120,000        147,000         17,754

  Payment of dividends to shareholders........................              -         (38,838)       (20,116)        (2,430)

  Repayment of long-term bank loans...........................        (36,000)        (31,600)      (120,000)       (14,493)

  Repayment of loans from a related company...................        (11,806)           (535)          (523)           (63)

  (Decrease) increase in amount due to Chinese joint
    venture partners..........................................         (5,281)         (2,369)         5,841            705

  Increase in amount due to a shareholder.....................             67               -              -              -
                                                                      -------         -------        -------        -------

Net cash provided by financing activities.....................         82,138         294,316        486,508         58,757
                                                                      -------         -------        -------        -------

Net increase (decrease) in cash and cash
  equivalents.................................................         42,130         (34,836)       133,593         16,134

Cash and cash equivalents, beginning of year..................         91,606         133,736         98,900         11,945
                                                                      -------         -------        -------        -------

Cash and cash equivalents, end of year........................        133,736          98,900        232,493         28,079
                                                                      =======         =======        =======        =======


Supplemental disclosures of cash flow information:

  Cash paid during the year for:

    Interest paid - net of amounts capitalized..............           37,488          47,138         82,525          9,967

    Net income tax paid.....................................           10,649          26,634         30,563          3,691
                                                                      =======         =======        =======         ======


          See accompanying notes to consolidated financial statements.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


1.   ORGANIZATION AND BASIS OF PREPARATION

     Hangzhou Zhongce Rubber Co., Ltd. (the "Company") was incorporated in the People's Republic of China (the "PRC") on June 12, 1992. The Company has a 51.24% equity interest in Hangzhou Fu Chun Jiang Chemical Industrial Co., Ltd. ("FCJ"), a company also incorporated in the PRC for a term of 20 years commencing from September 28, 2001. The Company is engaged in the manufacture and sale of rubber tires in the PRC. FCJ is engaged in the manufacture and trade of tire rubber and carbon powder.

     In 1998, an agreement was entered into by the Company with three other PRC enterprises to establish a Sino-foreign equity joint venture, Hangzhou Sunrise Rubber Co., Ltd. ("Hangzhou Sunrise") in Hangzhou, the PRC, to construct and operate a radial tire factory. The total investment and registered capital of this joint venture was US$29,980 (Rmb248,000). The equity interest owned by the Company was 49.2% and its investment commitment was satisfied by the contribution of its existing radial tire project under construction into Hangzhou Sunrise while the other three shareholders contributed cash for the remaining 50.8% interest in Hangzhou Sunrise. The radial tire factory of Hangzhou Sunrise commenced operations in 2000.

     In January 2003, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 46 ("FIN 46") which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004, unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ended December 31, 2003. The Company had early adopted FIN 46 (revised) effective January 1, 2004 and has consolidated Hangzhou Sunrise as its variable interest entity for the year ended December 31, 2004.

     The Company is the primary beneficiary of Hangzhou Sunrise because (i) the Company receives a majority of the expected residual returns of Hangzhou Sunrise by virtue of its 49.2% equity interest in Hangzhou Sunrise; and
     (ii) the Company has guaranteed more than majority portion of bank loans of Hangzhou Sunrise since fiscal 2000, and accordingly, the Company will absorb a majority of Hangzhou Sunrise's expected losses disproportional to its expected return if Hangzhou Sunrise is unable to repay its bank loans as they fall due.

     Since the Company, FCJ and Hangzhou Sunrise (hereinafter collectively referred to as the "Group") conduct all of their operations in the PRC, they are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America (the "US") and western European companies. These include, among others, risks associated with the political and economic environment, foreign currency exchange, import restrictions and legal system of the PRC.

     The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


1.   ORGANIZATION AND BASIS OF PREPARATION - continued

     These consolidated financial statements are prepared assuming that the Group will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. The Group has net current liabilities of Rmb807,842 as of December 31, 2004. The Group's negative working capital may not allow it to meet its financial commitments as presently structured.

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

     The Group has historically met cash needs from the proceeds of debt and operating cash flows. Subsequent to the balance sheet date, certain banks have extended or provided additional funding to the Group. In addition, the Group obtained the letter of support from a shareholder to provide financial support to meet its debts when they fall due in the foreseeable future. However, there can be no assurances that continuous extension of facilities or additional funding will be made available to the Group. These factors raise substantial doubt about the ability of the Group to continue as a going concern.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF CONSOLIDATION

          For the year ended December 31, 2004, the consolidated financial statements include the assets, liabilities, revenue and expenses of the Company, its majority owned and controlled subsidiary, FCJ, and a variable interest entity, Hangzhou Sunrise. For the years ended December 31, 2002 and 2003, the consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and FCJ. Investment in Hangzuou Sunrise was accounted for using the equity method. Under the equity method, the Company's proportionate share of the affiliate's net income or loss is included in the consolidated statement of income. All significant intercompany balances and transactions have been eliminated on consolidation.

     (b)  REVENUES

          Revenues represent the invoiced value of goods, net of value-added tax ("VAT") and other sales taxes, supplied to customers. Revenues are recognized upon delivery and acceptance of goods by the customers. The Group permits the return of damaged or defective products and accounts for these returns as deduction from sales. The Group incurred sales taxes of Rmb40,639, Rmb64,108 and Rmb89,826 for the years ended December 31, 2002, 2003 and 2004, respectively.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (c)  SHIPPING AND HANDLING FEES AND COSTS

          Costs for transportation of products to customers is recorded as a component of selling, general and administrative expense, and amounted to Rmb62,707, Rmb91,563 and Rmb141,031 for the years ended December 31, 2002, 2003 and 2004, respectively.

     (d)  CASH AND CASH EQUIVALENTS

          The Group considers cash on hand, demand deposits with banks and liquid investments which are unrestricted as to withdrawal or use and with an original maturity of three months or less when purchased to be cash and cash equivalents. Included in cash and cash equivalents as of December 31, 2003 and 2004 were United States dollar deposits of US$2,916 (Rmb24,144) and US$7,214 (Rmb59,731), respectively.

     (e)  INVENTORIES

          Inventories are stated at the lower of cost, on an average cost basis, or market value. Costs of work-in-progress and finished goods comprise direct materials, direct labor and an attributable proportion of production overheads. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels.

     (f)  PROPERTY, PLANT AND EQUIPMENT

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

          Buildings                                                     20 years

          Machinery and equipment                                       10 years

          Motor vehicles                                                5 years

          Furniture, fixtures and office equipment                      5 years


          Construction-in-progress represents factory and office buildings under construction and plant and machinery pending installation. This includes the costs of construction, the costs of plant and machinery and interest capitalized on borrowings during the period of construction or installation. Assets under construction are not depreciated until construction completed and the assets are ready for their intended use. Interest capitalized was Rmb3,954, Rmb4,000 and Rmb7,904 for the years ended December 31, 2002, 2003 and 2004, respectively.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (g)  IMPAIRMENT

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

     (h)  INCOME TAXES

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

     (i)  VAT AND CONSUMPTION TAX ("CT")

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

     (j)  FOREIGN CURRENCIES

          The Group maintains its books and records in Renminbi, its functional currency. Foreign currency transactions are translated into Renminbi at the applicable exchange rates quoted by the People's Bank of China (the "unified exchange rates") prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable unified exchange rates prevailing at the balance sheet dates. Non-monetary assets and liabilities are translated at the unified exchange rates prevailing at the time the assets or liabilities were acquired. The resulting exchange differences are included in the consolidated statement of income. The Group had foreign exchange gains of Rmb2,006, Rmb4,333 and Rmb2,782 in 2002, 2003 and 2004, respectively.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (j)  FOREIGN CURRENCIES - continued

          The Renminbi currently is not a generally freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

          The Group conducts business in the PRC and its financial performance and position is measured in terms of Renminbi. Any devaluation of the Renminbi against the United States dollar would consequently have an adverse effect on the financial performance and asset values of the Group when measured in terms of United States dollars.

          The translation of Renminbi (Rmb) amounts into United States dollar (US$) amounts are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb8.28, the unified exchange rate on December 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that or at any other rate.

     (k)  DEDICATED CAPITAL

          In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the Group maintains discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The Company and FCJ have to set aside 5% of or a higher percentage as determined by the respective board of directors of the Company and FCJ of its net income after tax as reflected in their statutory financial statements for each of general reserve fund and enterprise expansion fund (except where the fund has reached 50% of the registered capital of the Company and FCJ, respectively). There is no specific requirement for appropriation to dedicated capital for Hangzhou Sunrise. The Group's appropriations to the general reserve fund and the enterprise expansion fund are included in retained earnings and are non-distributable; however, the appropriation for the staff welfare and incentive bonus fund is charged to consolidated statement of income and the unused portion is recorded as a current liability.

          Included in the retained earnings of the Group as of December 31, 2002, 2003 and 2004, were non-distributable dedicated capital of Rmb61,548, Rmb3,932 and Rmb12,933, respectively.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (l)  USE OF ESTIMATES

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

     (m)  CONCENTRATION OF CREDIT RISK

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

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (n)  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

     (o)  COMPREHENSIVE INCOME

          Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under US GAAP, are excluded from net income. Comprehensive income only represents the Group's net income and has been disclosed within the consolidated statements of income and comprehensive income.

     (p)  SEGMENT INFORMATION

          The Group is organized and operates in one reportable segment which comprises the manufacture and sale of tires.

     (q)  RELATED PARTIES

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

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (r)  ADVERTISING EXPENSES

          The Group expenses advertising costs as incurred. Advertising expenses were Rmb6,580, Rmb5,808 and Rmb2,856 for the years ended December 31, 2002, 2003 and 2004, respectively.

     (s)  GOVERNMENT SUBSIDIES

          Government subsidies are recognized when received and all the conditions for their receipt have been met. Government subsidies are recognized as other income in the consolidated statements of income and comprehensive income in the period in which the related expenditure are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.

     (t)  GUARANTEES

          The Group discloses and recognizes a liability for the fair value of the obligation it assumes under the guarantees. The initial recognition and measurement provision of FIN 45 are effective for guarantees issued or modified after December 31, 2002. As of December 31, 2003 and 2004, the carrying amount of the liability for the Group's obligations under the guarantees is Rmb2,000 and Rmb3,102, respectively.

     (u)  RESTRICTED CASH

          Bank deposits are classified as restricted cash when they are restricted as to withdrawal or use. Bank deposits pledged as security for bank guarantees and bank drafts, and those retained for staff housing benefits (see note 13) amounted to Rmb44,684 and Rmb38,924 as of December 31, 2003, and 2004, respectively, and are presented as restricted cash in the consolidated balance sheets.

     (v)  RESEARCH AND DEVELOPMENT

          Research and development costs are expensed as incurred. Research and development expenses were Rmb1,301, Rmb6,248 and Rmb4,706 for the years ended December 31, 2002, 2003 and 2004, respectively.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (w)  RECENT ACCOUNTING PRONOUNCEMENT

          In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4". SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

          In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets-An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions". SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of Accounting Principles Board Opinion No. 29 "Accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS No. 153 will have on its financial statements but does not expect it to have a material impact.

3.   INVENTORIES

          Inventories by major categories are summarized as follows:

                                                                         2003         2004
                                                                         ----         ----
                                                                          Rmb          Rmb

     Raw materials..............................................        279,238      360,769
     Work-in-progress...........................................         25,570       52,823
     Finished goods.............................................        433,561      511,385
                                                                        -------      -------

                                                                        738,369      924,977
                                                                        =======      =======

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


4.   INVESTMENTS IN AND ADVANCES TO AFFILIATE

     The following table presents summarized comparative financial information for Hangzhou Sunrise, which the Company accounted for using the equity method for the years ended December 31, 2002 and 2003 until it adopted FIN 46 effective January 1, 2004:

                                                                            2002           2003
                                                                            ----           ----
                                                                             Rmb            Rmb

     Revenues....................................................          197,544       341,538

     Operating income............................................           23,759        64,721

     Net income..................................................            8,958        45,704

     Current assets..............................................           84,319        71,842

     Non-current assets..........................................          580,367       725,032

     Current liabilities.........................................          214,382       271,852

     Non-current liabilities.....................................          176,535       205,549

     Shareholders' equity........................................          273,769       319,473

     Advances to Hangzhou Sunrise are Rmb45,534 and Rmb60,424 as of December 31, 2002 and 2003, respectively. The amounts are interest free and are not repayable within 12 months from the respective balance sheet date.

     As of December 31, 2002, 2003 and 2004, the Company had a 49.2% equity ownership in Hangzhou Sunrise.

     Upon the early adoption of FIN 46 effective January 1, 2004 (see note 1), Hangzhou Sunrise is classified as a variable interest entity for which the Company is the primary beneficiary. Accordingly, the consolidated financial statements of the Company for the year ended December 31, 2004 included the assets, liabilities, revenue and expenses of Hangzhou Sunrise, which was no longer accounted for using the equity method beginning January 1, 2004.


5.   PROPERTY, PLANT AND EQUIPMENT

                                                                                   2003            2004
                                                                                   ----            ----
                                                                                    Rmb             Rmb
     Property, plant and equipment consists of the following:

     At cost:

     Buildings and land use rights.......................................          189,460        514,731

     Machinery and equipment.............................................          827,663      1,861,917

     Motor vehicles......................................................           18,291         20,675

     Furniture, fixtures and office equipment............................           23,296         27,638

     Construction-in-progress............................................           83,498        248,613
                                                                                 ---------      ---------

     Total...............................................................        1,142,208      2,673,574

     Less: Accumulated depreciation and amortization.....................         (372,435)      (724,262)
                                                                                 ---------      ---------

     Total net book value................................................          769,773      1,949,312
                                                                                 =========      =========

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


6.   BANK LOANS

     As of December 31, 2003, Rmb40,000 of the long-term bank loans were guaranteed by an affiliate. As of December 31, 2003, Rmb100,000 of the long-term bank loans were guaranteed by a related party. Also, long-term bank loans of RmbNil and Rmb60,000 were secured by buildings and equipment of the Group as of December 31, 2003 and 2004. Long-term bank loans bear fixed interest rates and had average annual interest rates of approximately 7.86% in 2002, 5.63% in 2003 and 5.59% in 2004.

     The outstanding balances of long-term bank loans as of December 31, 2004 were repayable as follows:

                                                                                      Rmb

     2005................................................................           64,000

     2006................................................................           97,000

     2007................................................................          144,000

     2008................................................................           48,000
                                                                                   -------

                                                                                   353,000
                                                                                   =======


     As of December 31, 2003 and 2004, short-term bank loans are repayable on demand or within twelve months from the balance sheet dates.

     As of December 31, 2003, Rmb475,646 of the short-term bank loans were guaranteed by an affiliate. As of December 31, 2003 and 2004, Rmb100,000 and RmbNil of the short-term bank loans were guaranteed by related companies, respectively, and Rmb40,000 and Rmb630,000 of the short-term bank loans were also guaranteed by third parties. Also, short-term bank loans of RmbNil and Rmb26,000 were secured by buildings and equipment of the Group as of December 31, 2003 and 2004, respectively. The short-term bank loans carried fixed interest rates and the average annual interest rates were approximately 5.11% in 2002, 4.20% in 2003 and 4.21% in 2004.

     In addition to the above loan facilities provided by banks, the Group had available import credit facilities amounting to Rmb355,340 in 2003 and Rmb210,223 in 2004, of which Rmb155,830 in 2003 and Rmb48,933 in 2004 had been utilized. Interest rates are generally based on the banks' best lending rates plus 1% to 2% per annum, subject to fluctuations at the banks' discretion. The banking facilities are subject to annual review by the banks.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


7.   PROVISION FOR INCOME TAXES


     Provision for income taxes consists of:


                                                                  2002             2003         2004
                                                                  ----             ----         ----
                                                                  Rmb              Rmb          Rmb

     Current..............................................       23,847          18,812        53,875
     Deferred.............................................       (5,071)         (6,000)      (18,199)
     Adjustment of valuation allowance....................       (1,079)            (48)            -
                                                                -------         -------       -------

                                                                 17,697          12,764        35,676
                                                                =======         =======       =======

     The Group's profit before income taxes and minority interests for fiscal 2002, 2003 and 2004 is all derived in the PRC.

     The Group is subject to income taxes calculated at a tax rate ranging from 15% to 33% on the taxable income as reported in the statutory financial statements adjusted for taxation based on tax laws prevailing in the PRC.

     In accordance with the relevant income tax laws applicable to Sino-foreign joint ventures in the PRC, the Company, having a joint venture term of not less than 10 years and engaging in production industries, is exempt from the PRC local income tax during fiscal 2002. A summary of the tax concessions available to the Company for fiscal 2002 is as follows:


     CHINESE STATE
     UNIFIED             CHINESE LOCAL      CONCESSION                   YEAR OF
     INCOME TAX          INCOME TAX         FROM CHINESE                 COMMENCEMENT
     RATE (%)            RATE (%)           LOCAL INCOME TAX             OF TAX HOLIDAYS
     --------            --------           ----------------             ---------------

     15.0                1.5                Full exemption for           1993
                                            10 years starting from
                                            the commencement
                                            of tax holidays

     During fiscal 2003 and 2004, the Company was not entitled to any tax concessions as all tax concession periods expired, and therefore the Company was subject to a State united income tax rate of 15% and a local income tax rate of 1.5%. FCJ and Hangzhou Sunrise was not entitled to any tax concession during fiscal 2002, 2003 and 2004 and was subject to the State united income tax rate of 30% and the local income tax rate of 3%. During fiscal 2002, if the Company were neither in the tax holiday period nor had been specifically allowed special tax concessions, it would have recorded additional income tax expenses of Rmb1,960, and the consolidated net income would have been decreased by the same amount for the year ended December 31, 2002.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


7.   PROVISION FOR INCOME TAXES - CONTINUED

     The reconciliation of the effective income tax rate based on profit before income taxes and minority interests stated in the consolidated statements of income to the statutory income tax rates in the PRC is as follows:

                                                                 2002        2003       2004
                                                                 ----        ----       ----

     Weighted average statutory tax rates.................         18%         18%       21%

     Effect of tax holiday................................         (1%)         -         -

     Underprovision from prior years......................          -           -         6%

     Permanent differences relating to
       non-taxable income and non-deductible
       expenses...........................................         (3%)        (5%)      (3%)

     Valuation allowance..................................         (1%)         -         -

     Others...............................................         (2%)        (3%)      (1%)
                                                                 ----        ----      ----

     Effective tax rate...................................         11%         10%       23%
                                                                 ====        ====      ====


     The tax impact of temporary differences give rise to the following deferred tax assets:


                                                                                        2003           2004
                                                                                        ----           ----
                                                                                         Rmb            Rmb

     Allowance for doubtful receivables.........................................        9,917          9,896

     Allowance for inventory obsolescence.......................................        1,102          1,102

     Provision for warranty expenses............................................        9,850         21,318

     Impairment loss provision for long-lived assets............................          297            297

     Depreciation...............................................................        3,586         10,338
                                                                                      -------        -------

     Total deferred tax assets..................................................       24,752         42,951

     Valuation allowance for deferred tax assets................................       (4,427)        (4,427)
                                                                                      -------        -------

                                                                                       20,325         38,524
                                                                                      =======        =======


     The valuation allowance refers to the portion of the deferred tax assets that are not "more likely than not" going to be realized.

     The net deferred tax asset is classified as follows:

                                                                                   2003           2004
                                                                                   ----           ----
                                                                                    Rmb            Rmb

     Short-term deferred tax assets......................................         17,136         29,003

     Long-term deferred tax assets.......................................          3,189          9,521
                                                                                 -------        -------

                                                                                  20,325         38,524
                                                                                 =======        =======

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


8.   REGISTERED CAPITAL

     The Company was incorporated with an initial registered capital of Rmb469,749. On August 18, 2003, the registered capital of the Company was further increased from Rmb469,749 to Rmb613,603 by the capitalization of dedicated capital and retained earnings amounting to Rmb83,841 and Rmb60,013, respectively, as allowed under the laws and regulations in the PRC.

     There was no movement in the Company's registered capital for the year ended December 31, 2004.


9.   OBLIGATIONS AND COMMITMENTS

     As of December 31, 2003 and 2004, the Group had outstanding capital commitments for construction of factory premises and purchase of equipment amounting to approximately Rmb225,198 and Rmb123,123, respectively.

     The Group leases certain of its warehouses under non-cancelable operating leases expiring at various dates through fiscal 2009. Rental expense under operating leases was Rmb4,397, Rmb3,141 and Rmb12,079 for the years ended December 31, 2002, 2003 and 2004, respectively.

     The following is a schedule of future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2004:

                                                                                  Rmb

     2005................................................................        6,138
     2006................................................................          817
     2007................................................................          817
     2008................................................................          763
                                                                                 -----

     Total minimum lease payments........................................        8,535
                                                                                 =====


     The Group also records an estimate of the product warranty obligation at the time of sale based on the Group's historical experience. Changes in product warranty provision are as follows:

                                                                  2002          2003          2004
                                                                  ----          ----          ----
                                                                  Rmb           Rmb           Rmb

     Balance at beginning of year.........................        19,972       23,720        59,700
     Warranties paid......................................       (56,183)     (72,396)     (132,992)
     Warranty provision...................................        59,931      108,376       116,892
                                                                 -------      -------       -------

     Balance at end of year...............................        23,720       59,700        43,600
                                                                 =======      =======       =======

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


9.   OBLIGATIONS AND COMMITMENTS - CONTINUED

     In addition, the Group provided guarantees to related companies as of December 31, 2004, details of which are detailed in note 11(c). These guarantees are full and unconditional and would require the Group to make scheduled payments immediately if the related companies failed to do so.

     As of December 31, 2004, the Group estimated the maximum potential future payments of the guarantees to be Rmb430,198. Historically, the Group had not made any payment for these guarantees and considered the probability of the default by the related companies to below. As a result, the Group estimated that the fair value of the obligations assumed under guarantees as of December 31, 2004 to be Rmb3,102 and recognized a liability for such amount in the financial statements.

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


10.  DISTRIBUTION OF PROFIT

     The Group declares dividends based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under US GAAP. The Company and FCJ had an aggregate retained earnings of Rmb107,726 as of December 31, 2003 and the Group had an aggregate retained earnings of Rmb183,964 as at December 31, 2004, as reported in their statutory financial statements.


11.  RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

     (a)  DUE FROM/TO RELATED COMPANIES

          The amounts due from related companies primarily arise from sales of tires and are unsecured, non-interest bearing and repayable at the end of credit periods granted ranging from 90 days to 180 days. Historically, the management reviewed the recoverability of these receivables and recognized an allowance for doubtful accounts of Rmb1,942, in the consolidated statement of income for fiscal 2002 and 2003, respectively.

          The loans from related companies represent funds advanced to the Group and are unsecured, non-interest bearing and are not repayable on demand expect for the amount as of December 31, 2003 which was not repayable within 12 months from the balance sheet date.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


11.  RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - CONTINUED

     (b)  SALES TO/PURCHASES FROM RELATED PARTIES

          The Group recorded sales to related companies of approximately Rmb76,328, Rmb78,353 and Rmb44,631 that have been reflected in the Group's consolidated financial statements for the years ended December 31, 2002, 2003 and 2004, respectively.

          The Company paid sub-contracting charges to Hangzhou Sunrise of approximately Rmb199,373 and Rmb341,112 for tire processing that have been reflected in the Group's consolidated financial statements for the years ended December 31, 2002 and 2003, respectively. The Company also paid sub-contracting charges to a related company of approximately Rmb23,486 for tire processing that have been reflected in the Group's consolidated financial statements for the year ended December 31, 2004.

          The Group recorded purchases from a related company of approximately Rmb6,568, Rmb11,055 and Rmb28,188 that have been reflected in the Group's consolidated financial statements for the years ended December 31, 2002, 2003 and 2004, respectively.

          The Company received labor cost from a related company of approximately Rmb2,796 for tire processing that have been reflected in the Group's consolidated financial statements for the year ended December 31, 2004.

          These transactions were carried out after negotiations between the Group and the respective related companies in the ordinary course of business and on the basis of the estimated market value as determined by the management of the Company.

     (c)  CONTINGENT LIABILITIES

          As of December 31, 2003 and 2004, the Group had outstanding bank guarantees as follows:

                                                                               2003          2004
                                                                               ----          ----
                                                                                RMB           RMB

          Beneficiaries

          Affiliate.....................................................       220,195            -

          Related companies.............................................       127,444            -

          Third party...................................................        40,000      430,198
                                                                               -------      -------

          Total.........................................................       387,639      430,198
                                                                               =======      =======

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


11.  RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - CONTINUED

     (d)  LOAN GUARANTEES PROVIDED BY RELATED COMPANIES

          Certain parties have guaranteed certain of the Group's bank borrowings at no cost to the Group. Details of the borrowings are shown in note 6.

     (e)  USE OF TRADEMARKS

          For the years ended December 31, 2002, 2003 and 2004, the Group is entitled to use the trademarks owned by one of its shareholders free of charge for a period up to June 27, 2009.


12.  DUE FROM/TO CHINESE JOINT VENTURE PARTNERS

     (i)  The amounts due from Chinese joint venture partners represented:

          (a)  advances made from FCJ to the Chinese joint venture partner; and

          (b) payment of various operating expenses by FCJ on behalf of their Chinese joint venture partners.

          These amounts are unsecured, non-interest bearing and have no fixed repayment terms.

     (ii) The amounts due to Chinese joint venture partners represented advances provided by the Chinese joint venture partners to the Group to finance their working capital requirements.

          These amounts are unsecured and non-interest bearing and are repayable on demand.


13.  STAFF RETIREMENT PLANS

     All of the Chinese employees of the Group are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The Group is only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 20% to 23.5% of basic monthly salaries for the years ended December 31, 2002 and 2003, and at rates ranging from 14% to 22% of basic monthly salaries for the year ended December 31, 2004. The expenses reported in the consolidated statements of income and comprehensive income related to these arrangements were Rmb26,549, Rmb23,920 and Rmb23,934 for the years ended December 31, 2002, 2003 and 2004, respectively.

     The Group and their employees are also required to contribute 5% of the monthly salaries to designated bank accounts opened by the Group under a regulation implemented by certain PRC municipal governments. Upon resignation or retirement of the employees, they are entitled to withdraw the principal and related interest from these bank accounts to purchase housing. These bank deposits cannot be withdrawn for other uses by the Group. As of December 31, 2003 and 2004, such restricted bank deposits amounted to Rmb10,034 and Rmb12,339, respectively.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


14.  SEGMENT INFORMATION

     The Company's chief decision-maker is the Chief Executive Officer, who evaluates the Group's performance based on revenues and operating income. The Group operates principally in the tire manufacturing industry and has only one reportable segment, which is managed based on PRC GAAP. All manufacturing is conducted in the PRC.

     Analysis of Reportable Segments (Management Information - PRC GAAP basis)


                                                             AS OF AND FOR THE YEAR ENDED
                                                                      DECEMBER 31,
                                                       ---------------------------------------
                                                       2002           2003             2004
                                                       ----           ----             ----
                                                        Rmb            Rmb              Rmb

     Net revenue from external
       customers.................................     2,537,476     3,753,855        5,029,835

     Net revenue from related parties............        76,328        78,353           60,900

     Operating income............................       191,263       175,486          299,176


     Reconciliations of Reportable Segment Totals to Consolidated Totals - The amounts presented for reportable segments reconcile to the consolidated totals as follows:

                                                                      YEAR ENDED DECEMBER 31,

                                                              2002             2003            2004
                                                              ----             ----            ----
                                                               Rmb              Rmb             Rmb

     Net revenue from external customers..................   2,537,476       3,753,855       5,029,835

     US GAAP adjustments:

       Warranty provision.................................      (3,728)        (36,000)        (69,500)
                                                             ---------       ---------       ---------

     Total net revenue from external customers............   2,533,748       3,717,855       4,960,335
                                                             =========       =========       =========

     Net revenue from related parties.....................      76,328          78,353          60,900

     US GAAP adjustments..................................           -               -               -
                                                             ---------       ---------       ---------

     Total net revenue from related parties...............      76,328          78,353          60,900
                                                             =========       =========       =========

     Operating income.....................................     191,263         175,486         299,176

     US GAAP adjustments:

       Warranty provision.................................      (3,728)        (36,000)        (69,500)

       Fair value of the obligations assumed under
         guarantees.......................................           -          (2,000)         (1,102)
                                                             ---------       ---------       ---------

     Total operating income...............................     187,535         137,486         228,574
                                                             =========       =========       =========

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


14.  SEGMENT INFORMATION - CONTINUED

     Revenues of the Group are primarily derived from sales of tires and their geographical analysis of revenues is as follows:

                                                                         YEAR ENDED DECEMBER 31,
                                                                 2002             2003             2004
                                                                 ----             ----             ----
                                                                  Rmb              Rmb              Rmb

     The PRC..............................................     2,061,236       3,057,152        3,552,954
     Middle East Countries................................       165,664         249,212          466,542
     US and Canada........................................       137,933         140,283          314,456
     United Kingdom.......................................          -             40,693          317,735
     South East Asia......................................        80,252          94,849          152,412
     Others...............................................       164,991         214,019          217,136
                                                               ---------       ---------        ---------

                                                               2,610,076       3,796,208        5,021,235
                                                               =========       =========        =========



                                   * * * * * *

                                    Part III

                          ITEM 18. FINANCIAL STATEMENTS

                  CHINA ENTERPRISES LIMITED

                  Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements
                  For the years ended December 31, 2002, 2003 and 2004

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm................................   F-1

Consolidated Financial Statements:

Consolidated Statements of Operations and Comprehensive (Loss) Income
  for the years ended December 31, 2002, 2003 and 2004.................................   F-2

Consolidated Balance Sheets as of December 31, 2003 and 2004...........................   F-4

Consolidated Statements of Shareholders' Equity for the years
  ended December 31, 2002, 2003 and 2004...............................................   F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 2002, 2003 and 2004.....................................................   F-6

Notes to Consolidated Financial Statements.............................................   F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of China Enterprises Limited

We have audited the accompanying consolidated balance sheets of China Enterprises Limited and its subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Enterprises Limited and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(h). Such United States dollar amounts are presented solely for the convenience of the readers.

DELOITTE TOUCHE TOHMATSU
Hong Kong
October 26, 2005

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                         AND COMPREHENSIVE (LOSS) INCOME

       (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                            YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------------
                                                              2002            2003             2004            2004
                                                            ----------     ----------        -------         ------
                                                               RMB            RMB              RMB             US$
REVENUES:
  - third parties .......................................    2,400,964      2,613,398              -              -
  - related parties .....................................      209,112        194,971              -              -
                                                            ----------     ----------        -------         ------
Total (note 16) .........................................    2,610,076      2,808,369              -              -
COST OF REVENUES ........................................   (2,250,785)    (2,502,413)             -              -
                                                            ----------     ----------        -------         ------
Gross profit ............................................      359,291        305,956              -              -
Selling, general and administrative expenses ............     (192,211)      (205,210)       (13,344)        (1,612)
Recovery on amounts due from related
  companies (note 14) ...................................        5,016              -              -              -
                                                            ----------     ----------        -------         ------
OPERATING INCOME (LOSS) .................................      172,096        100,746        (13,344)        (1,612)
NON-OPERATING INCOME (EXPENSES):
Interest income .........................................       40,413          9,228         21,533          2,601
Interest expenses .......................................      (53,997)       (33,027)          (601)           (72)
Other income ............................................          191          1,810             48              6
Change in fair value of call option (note 7) ............      (45,328)             -         59,929          7,238
Provision for interest receivables from
  notes receivable ......................................            -              -           (502)           (61)
Loss on disposal of a subsidiary (note 3) ...............            -         (1,158)             -              -
Gain on disposal of partial interests in an affiliate ...            -              -         23,040          2,783
Provision for income taxes (note 9) .....................      (17,697)       (10,592)             -              -
Impairment loss provision for advance to affiliate ......       (4,451)        (2,619)          (530)           (64)
Equity in (losses) earnings of affiliates ...............      (85,069)       (74,829)        92,369         11,155
Minority interests ......................................      (69,101)       (46,340)             -              -
                                                            ----------     ----------        -------         ------
(LOSS) PROFIT FROM CONTINUING OPERATIONS ................      (62,943)       (56,781)       181,942         21,974

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of applicable
  income taxes of RmbNil in 2002 and 2003 (note 4) ......     (199,838)        (7,760)             -              -
                                                            ----------     ----------        -------         ------
NET (LOSS) INCOME .......................................     (262,781)       (64,541)       181,942         21,974
Other comprehensive income (expenses)
  - translation adjustments relating to an affiliate ....           38          1,636         (1,092)          (132)
                                                            ----------     ----------        -------         ------
COMPREHENSIVE (LOSS) INCOME .............................     (262,743)       (62,905)       180,850         21,842
                                                            ==========     ==========        =======         ======

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   AND COMPREHENSIVE (LOSS) INCOME - CONTINUED

       (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                             YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------------
                                                                2002           2003           2004            2004
                                                              ---------      ---------      ---------      ---------
                                                                 RMB            RMB            RMB            US$
BASIC AND DILUTED (LOSS) EARNINGS PER COMMON SHARE
Continuing operations ...................................         (6.98)         (6.30)         20.18           2.44
Discontinued operations .................................        (22.16)         (0.86)             -              -
                                                              ---------      ---------      ---------      ---------

Basic and diluted (loss) earnings per common share ......        (29.14)         (7.16)         20.18           2.44
                                                              =========      =========      =========      =========

Number of common shares used in the calculation of basic
 and diluted (loss) earnings per common share ...........     9,017,310      9,017,310      9,017,310      9,017,310
                                                              =========      =========      =========      =========

          See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

      (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND THEIR PAR VALUES)

                                                                  AS OF DECEMBER 31,
                                                        -----------------------------------
                                                          2003         2004          2004
                                                        ---------    ---------      -------
                                                           RMB          RMB           US$
ASSETS

Current assets:
  Cash and cash equivalents .........................      63,623       41,414        5,002
  Other receivables .................................       2,697        7,590          917
  Prepaid expenses and other current assets .........          20           20            2
  Due from ultimate parent company (note 14) ........       4,030       37,426        4,520
  Notes receivable (note 5) .........................      48,016      103,968       12,556
                                                        ---------    ---------      -------
  Total current assets ..............................     118,386      190,418       22,997

Investments in and advances to affiliates
  (note 6) ..........................................     309,826      437,539       52,843
Convertible note receivable from an affiliate, net
  (note 7) ..........................................      81,448       45,008        5,436
Derivative instruments (note 7) .....................           -       68,355        8,255
Deposit paid for acquisition of properties
  (note 8)...........................................           -       50,000        6,039
Other assets ........................................           6            6            1
                                                        ---------    ---------      -------
  Total assets ......................................     509,666      791,326       95,571
                                                        =========    =========      =======
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Other short-term loan payable .....................      27,708            -            -
  Subscription payable (note 6) .....................           -       62,989        7,607
  Accounts payable ..................................         311          311           38
  Other payables ....................................       1,310        1,320          160
  Accrued liabilities ...............................       4,759        5,972          721
  Other taxes payable ...............................       2,753        2,753          332
                                                        ---------    ---------      -------
  Total current liabilities .........................      36,841       73,345        8,858

Due to a fellow subsidiary (note 14) ................           -       50,000        6,039
                                                        ---------    ---------      -------
  Total liabilities .................................      36,841      123,345       14,897
                                                        ---------    ---------      -------
Obligations and commitments (note 12)

Shareholders' equity:
  Supervoting common stock - par value US$0.01
    per share (20,000,000 shares authorized;
    3,000,000 shares outstanding at
    December 31, 2003 and 2004) (note 10) ...........         244          244           29
  Common stock - par value US$0.01 per share
    (50,000,000 shares authorized; 6,017,310
    shares outstanding at December 31, 2003
    and 2004) (note 10) .............................         526          526           64
  Additional paid-in capital ........................   1,033,253    1,047,559      126,517
  Accumulated other comprehensive income ............       1,131           39            5
  Accumulated deficit ...............................    (562,329)    (380,387)     (45,941)
                                                        ---------    ---------      -------
  Total shareholders' equity ........................     472,825      667,981       80,674
                                                        ---------    ---------      -------
  Total liabilities and shareholders' equity ........     509,666      791,326       95,571
                                                        =========    =========      =======

          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

       (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                                                                  ACCUMULATED
                                                                                                    OTHER
                                         SHARES OF                                                  COMPRE-
                                        SUPERVOTING  SHARES OF   SUPERVOTING          ADDITIONAL    HENSIVE
                                          COMMON      COMMON       COMMON     COMMON    PAID-IN     (LOSSES)  ACCUMULATED
                                           STOCK       STOCK        STOCK      STOCK    CAPITAL      INCOME      DEFICIT    TOTAL
                                        ------------ ----------- ----------   -----   ----------   --------   ---------   --------
                                                                     RMB       RMB       RMB         RMB         RMB        RMB
Balance at January 1, 2002.............    3,000,000   6,017,310         244     526    1,039,501       (543)   (235,531)   804,197
Net loss...............................            -           -           -       -            -          -    (262,781)  (262,781)
Loss on dilution of interest
 in an affiliate and a subsidiary
 of an affiliate.......................            -           -           -       -       (6,248)         -           -     (6,248)
Foreign currency translation
 adjustment relating to an affiliate...            -           -           -       -            -         38           -         38
                                          ----------   ---------   ---------   -----   ----------   --------   ---------   --------

Balance at December 31, 2002...........    3,000,000   6,017,310         244     526    1,033,253       (505)   (498,312)   535,206
Net loss...............................            -           -           -       -            -          -     (64,541)   (64,541)
Foreign currency translation
  adjustment relating to an affiliate..            -           -           -       -            -      1,636           -      1,636
Share of dedicated capital of
  an affiliate.........................            -           -           -       -            -          -         524        524
                                          ----------   ---------   ---------   -----   ----------   --------   ---------   --------

Balance at December 31, 2003...........    3,000,000   6,017,310         244     526    1,033,253      1,131    (562,329)   472,825
Net income.............................            -           -           -       -            -          -     181,942    181,942
Gain on dilution of interest in
  an affiliate ........................            -           -           -       -       14,306          -           -     14,306
Foreign currency translation
  adjustment relating to an affiliate..            -           -           -       -            -     (1,092)          -     (1,092)
                                          ----------   ---------   ---------   -----   ----------   --------   ---------   --------

Balance at December 31, 2004...........    3,000,000   6,017,310         244     526    1,047,559         39    (380,387)   667,981
                                          ==========   =========   =========   =====   ==========   ========   =========   ========

          See accompanying notes to con solidated financial statements.

                                     F  - 5

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                                           YEAR ENDED DECEMBER 31,
                                                                 ------------------------------------------
                                                                   2002        2003       2004        2004
                                                                 --------    -------    --------    -------
                                                                    RMB        RMB         RMB        US$
Cash flows from operating activities:
  Net (loss) income...........................................   (262,781)   (64,541)    181,942     21,974
  Adjustments to reconcile net (loss) income to net cash
    provided by operating activities:
    (Gain) loss on disposition of discontinued components.....    (20,144)     7,017           -          -
    Loss on disposal of a subsidiary..........................          -      1,158           -          -
    Minority interests........................................    (76,073)    46,340           -          -
    Change in fair value of call option.......................     45,328          -     (59,929)    (7,238)
    Equity in losses (earnings) of affiliates.................     89,520     74,829    (104,529)   (12,625)
    Gain on disposal of partial interest in an affiliate......          -          -     (23,040)    (2,783)
    Deferred income taxes.....................................     (6,150)    (3,139)          -          -
    Impairment loss provision for advances to affiliates......      4,451      2,619         530         64
    Impairment loss provision for long-lived assets...........    291,648        150           -          -
    Recovery on amounts due from related companies............     (5,016)         -           -          -
    (Gain) loss on disposal of property, plant and
      equipment...............................................       (895)       581           -          -
    Depreciation and amortization.............................    106,015     50,889           -          -
    Amortisation of discount on subscription of the
    convertible note receivable...............................    (21,914)    (6,301)     (4,194)      (505)
Changes in operating assets and liabilities
  (net of effects of acquisition and disposition):
    Accounts and other receivables, net.......................    (91,973)   (67,339)     (4,893)      (591)
    Inventories...............................................    (97,220)    31,942           -          -
    Prepaid expenses and other current assets.................    (21,832)    (4,661)          -          -
    Due from related companies................................    (10,641)     1,495           -          -
    Other assets..............................................       (223)       194           -          -
    Accounts payable and other payables.......................    159,801     35,151          10          1
    Accrued liabilities.......................................     28,154     14,408       1,213        146
    Income taxes payable......................................     12,437     (7,087)          -          -
    Other taxes payable.......................................      9,002     (8,904)          -          -
                                                                 --------    -------    --------    -------

  Net cash provided by (used in) operating activities.........    131,494    104,801     (12,890)    (1,557)
                                                                 --------    -------    --------    -------

                             (AMOUNTS IN THOUSANDS)

                                                                           YEAR ENDED DECEMBER 31,
                                                                 ------------------------------------------
                                                                   2002        2003        2004       2004
                                                                 --------    --------    -------    -------
                                                                    RMB         RMB        RMB         US$
Cash flows from investing activities:
  Subscription of convertible note receivable.................   (127,284)          -    (74,926)    (9,049)
  Increase in subscription payable............................          -           -     62,989      7,607
  Increase in notes receivable................................   (464,961)   (114,001)   (99,399)   (12,005)
  Repayment of notes receivable...............................    140,412      91,304     43,447      5,247
  Decrease (increase) in restricted bank deposits.............     31,596     (14,431)         -          -
  Investments in and advances to affiliates, net..............   (180,612)   (197,358)    72,142      8,713
  Purchase of property, plant and equipment...................   (287,536)   (256,872)         -          -
  Proceeds from disposal of interest in an affiliate..........          -           -     47,532      5,741
  Proceeds from disposal of property, plant and equipment.....     77,320       4,601          -          -
  Proceeds from disposal of trading securities................        170           -          -          -
  Increase in amount due from ultimate parent company.........     (1,772)     (4,030)   (33,396)    (4,033)
  Decrease (increase) in amount due from Chinese joint venture
  partners....................................................      5,356        (200)         -          -
  Proceeds from disposal of business components, net..........        833    (104,128)         -          -
                                                                 --------     -------    -------    -------

Net cash (used in) provided by investing activities...........   (806,478)   (595,115)    18,389      2,221
                                                                 --------     -------    -------    -------

Cash flows from financing activities:
  Payment of dividends to minority interests..................     (5,801)     (1,527)         -          -
  Net increase in notes payable...............................    299,230           -          -          -
  Repayment of loans from a related company...................    (22,809)     (1,058)         -          -
  Increase (decrease) in bank and other short-term loans......     84,858     238,498    (27,708)    (3,346)
  Proceeds from long-term bank loans..........................    144,410     100,000          -          -
  Repayment from long-term bank loans.........................    (36,000)    (26,600)         -          -
  Decrease in amount due to Chinese joint venture partners....    (19,936)          -          -          -
                                                                 --------    --------    -------    -------

Net cash provided by (used in) financing activities...........    443,952     309,313    (27,708)    (3,346)
                                                                 --------    --------    -------    -------

Net decrease in cash and cash equivalents.....................   (231,032)   (181,001)   (22,209)    (2,682)
Cash and cash equivalents, beginning of year..................    475,656     244,624     63,623      7,684
                                                                 --------    --------    -------    -------

Cash and cash equivalents, end of year........................    244,624      63,623     41,414      5,002
                                                                 ========    ========    =======    =======

                             (AMOUNTS IN THOUSANDS)

                                                                        YEAR ENDED DECEMBER 31,
                                                                 ------------------------------------
                                                                   2002     2003      2004      2004
                                                                 -------   ------   -------   -------
                                                                   RMB      RMB       RMB       US$
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
  Interest paid - net of amounts capitalized...................     74,873   33,375         -         -
  Net income tax paid..........................................     11,410   20,228         -         -
                                                                   =======   ======   =======   =======

Supplemental schedule of non-cash investing and financing
    activities:
  Assignment of notes receivable to a holder of notes payable..    299,230        -         -         -
  Conversion of convertible note receivable, and the related transfer from derivative instruments, to equity interest
    in an affiliate (see note 7)...............................     50,531        -   119,161    14,391
  Deposit paid for acquisition of properties by a fellow
    subsidiary on behalf of the Company........................          -        -    50,000     6,039
                                                                   =======   ======   =======   =======

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

      As of December 31, 2004, the Company had the following principal subsidiaries (together with the Company, collectively referred to as the "Group"):

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

      -     Manwide Holdings Limited ("Manwide", incorporated in the BVI);

      -     Million Good Limited ("Million Good", incorporated in the BVI);

      - Orion Tire Corporation ("Orion Tire", incorporated in the United States of America (the "US"));

      -     Orion (B.V.I.) Tire Corporation ("Orion BVI", incorporated in the
            BVI);

      -     Sincere Ocean Limited ("Sincere Ocean", incorporated in the BVI);
            and

      -     Ventures Kingdom Limited ("Ventures Kingdom", incorporated in the
            BVI).

      - [CHINIES CHARACTERS]("Rosedale", incorporated in the People's Republic of China (the "PRC"));

      All of these subsidiaries are separate legal entities with limited liability.

       (AMOUNTS IN THOUSANDS, EXCEPT CAPITAL, NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

1.    ORGANIZATION AND BASIS OF PREPARATION - CONTINUED

      Details of these subsidiaries are summarized as follows:

                                     Capital      Century       Honest        Leading      Million
                       Container     Canton        Lead          Map          Returns       Good
                       ----------   ----------   ----------   -----------   -----------   ----------
Legal status           Limited       Same as      Same as      Same as       Same as       Same as
                       liability    Container    Container    Container     Container     Container
                       company

Principal activities   Investment   Investment   Investment   Investment    Investment    Investment
                        holding      holding      holding     holding and   holding and    holding
                                                              financing     financing

Registered capital/      US$1         US$1         US$1         US$1           US$1         US$1
 Issued capital
 (amount as stated)

Percentage of             100         100          100          100             100         100
 ownership by the
 Company (%)

                        Sincere      Ventures                                 Orion        Orion
                         Ocean        Kingdom       Manwide      Rosedale      Tire         BVI
                       ----------   -----------   ----------   ------------  ----------   ----------
Legal status            Same as      Same as       Same as      Same as       Same as      Same as
                       Container    Container     Container    Container     Container    Container


Principal activities   Investment   Investment    Investment   Property      Investment   Investment
                        holding     holding and    holding      holding       holding      holding
                                    financing

Registered capital/       US$1         US$1         US$1       US$3,000,000    US$1         US$100
 Issued capital
 (amount as stated)

Percentage of             100          100           100           100          60            60
 ownership by the
 Company (%)

      As of December 31, 2004, the Company had the following significant equity method affiliates:

      - Wing On Travel (Holdings) Limited (formerly known as Ananda Wing On Travel (Holdings) Limited and incorporated in Bermuda, hereinafter together with its subsidiaries collectively referred to as "Wing On"); and

      - Hangzhou Zhongce Rubber Co., Limited ("HZ", located in Hangzhou, Zhejiang Province, the PRC).

      As of December 31, 2003, the Company had a 32.21% equity interest in Wing On. As a result of the transactions as detailed in note 6, the Company's equity interest in Wing On had been reduced to 19.58% as of December 31, 2004. Wing On is engaged in the provision of package tours, travel and other related services and hotel operation with its shares listed on The Stock Exchange of Hong Kong Limited.

      HZ and its consolidated subsidiaries (the "PRC entities") is engaged in the manufacture of rubber tires in the PRC, and remained as a consolidated subsidiary of the Company for the periods presented until the Company sold a 25% equity interest in HZ on September 30, 2003. See note 3 for details of this disposition. Thereafter, HZ became a 26% owned equity affiliate of the Company.

      The PRC entities conduct their operations in the PRC. The Company is, accordingly, subject to special considerations and significant risks not typically associated with investments in equity securities of the US and western European companies. These include, among others, risks associated with the political and economic environment, foreign currency exchange, import restrictions and legal system of the PRC.

      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the US ("U.S. GAAP").

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF CONSOLIDATION

            The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries.

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

      (c)   SHIPPING AND HANDLING FEES AND COSTS

            Costs for transportation of products to customers is recorded as a component of selling, general and administrative expense (see note
            17).

      (d)   CASH AND CASH EQUIVALENTS

            The Company considers cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Included in cash and cash equivalents as of December 31, 2003 and 2004 were Renminbi deposits of Rmb21 (US$3) and Rmb637 (US$77), respectively.

      (e)   IMPAIRMENT

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

      (f)   INCOME TAXES

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

      (g)   VAT AND CONSUMPTION TAX ("CT")

            All of the Group's PRC entities are subject to VAT and CT. Such taxes are recognized on an accrual basis and revenues are recorded net of these taxes.

      (h)   FOREIGN CURRENCIES

            The PRC entities of the Group maintain their books and records in Renminbi, their functional currency. Foreign currency transactions are translated into Renminbi at the applicable exchange rates quoted by the People's Bank of China (the "unified exchange rates") prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable unified exchange rates prevailing at the respective balance sheet dates. Non-monetary assets and liabilities are translated at the unified exchange rates prevailing at the time the assets or liabilities were acquired. The resulting exchange differences are included in the consolidated statement of operations.

            The translation of Renminbi (Rmb) amounts into United States dollar (US$) amounts are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb8.28, the unified exchange rate on December 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that or at any other rate.

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

      (i)   PROFIT APPROPRIATION

            In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the PRC entities is required to make appropriation of 5% of after tax profit as prepared in accordance with accounting principles generally accepted in the PRC to non-distributable reserve funds as determined by the Board of Director of the PRC entities. These reserves include a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The general reserve fund is used to offset future extraordinary losses. The PRC entities may, upon resolution passed by the shareholders, convert the general reserve fund into capital. The enterprises expansion fund is used for the expansion of the PRC entities' operation and can be converted to capital subject to approval by the relevant authorities. The staff welfare and incentive bonus fund is used for the collective welfare of the employees of the PRC entities. In addition, certain of the PRC entities were granted special reserve fund by the government for specific projects carried out by the relevant PRC entities. The appropriation for the staff welfare and incentive bonus fund is charged to consolidated statements of operations of the PRC entities. All other reserve funds are included in retained earnings of the PRC entities but can only be used for specific purpose and are not distributable as cash dividend.

            Included in the accumulated deficit of the Group as of December 2002, 2003 and 2004 was non-distributable reserves attributable to the Group of Rmb39,708, Rmb524 and Rmb1,736, respectively.

      (j)   BASIC AND DILUTED (LOSS) EARNINGS PER SHARE

            The Company calculates basic and diluted (loss) earnings per share in accordance with SFAS No. 128, "Earnings Per Share". Basic (loss) earnings per share is computed using the weighted-average number of common shares outstanding during the year. Diluted (loss) earnings per share is computed using the weighted-average number of common shares and common stock equivalent shares outstanding during the year. Common stock equivalent shares such as shares issuable upon the exercise of stock options are excluded from the computation if their effect is anti-dilutive. During 2002 and 2003, all outstanding options were anti-dilutive (see note 11). There were no outstanding share options during fiscal 2004.

      (k)   USE OF ESTIMATES

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

      (l)   FINANCIAL INSTRUMENTS

            The Company recognizes all derivative instruments on the balance sheet at fair value in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company does not purchase derivative instruments to manage risks.

            The Group's financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, other receivables, notes receivable, amount due from ultimate parent company, advances to affiliates and convertible notes. The Group's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings; therefore, the credit risk is limited. Other receivables comprise principally interest receivable from note holders. As of December 31, 2004, the notes receivable and related interest receivable are due from six parties and the Group has reviewed their credit worthiness and does not expect to incur significant losses for uncollected accounts. The Group has also reviewed the credit worthiness and financial position of its ultimate parent company and affiliates for credit risks associated with amount due from an ultimate parent company, advances to affiliates and convertible notes receivable from an affiliate. These entities have good credit standing and the Group does not expect to incur significant losses for uncollected advances from these entities.

            The carrying value of current financial assets and current financial liabilities approximate their fair value due to the short-term nature of these instruments. The fair value of convertible notes receivable as of December 31, 2003 and 2004 was Rmb89,947 and Rmb113,363, respectively, which was determined based on the estimated net amount the Company would receive as of December 31, 2003 and 2004 from the note issuer, the interest rates of similar instruments from market, and the estimated fair value of the call option embedded in the convertible note.

      (m)   COMPREHENSIVE (LOSS) INCOME

            The Company reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". Comprehensive income consists of net income (loss) and other gains and losses affecting shareholders' equity that, under U.S. GAAP are excluded from net income (loss). Comprehensive (loss) income for 2002, 2003 and 2004 includes translation adjustment relating to an affiliate. Comprehensive (loss) income has been disclosed within the consolidated statements of operations and comprehensive (loss) income.

      (n)   SEGMENT INFORMATION

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

      (o)   RELATED PARTIES

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

      (p)   STOCK-BASED COMPENSATION

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

            In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R "Share-Based Payment". This statement is a revision to SFAS No. 123 and supersedes APB No. 25 (see Note 2(s)).

      (q)   ADVERTISING EXPENSES

            The Company expenses advertising costs as incurred. Advertising expenses were Rmb7,550, Rmb5,145 and RmbNil for the years ended December 31, 2002, 2003 and 2004, respectively.

      (r)   DILUTION OF INTEREST IN EQUITY AFFILIATE/SUBSIDIARY

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

      (s)   RECENT ACCOUNTING PRONOUNCEMENTS

            In December 2004, the FASB issued SFAS No. 123R that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123R replaces SFAS No. 123, and supersedes APB Opinion No. 25. SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The Company does not expect the adoption of SFAS No. 123R to have a material impact on the Company's financial position, cash flows or results of operations.

            In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29, "Accounting for Nonmonetary Transactions," provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception of exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for the Company as of July 1, 2005. The Company will apply the requirements of SFAS No. 153 prospectively and does not expect its adoption to have a material impact on the Company's financial position, cash flows or result of operations.

      (t)   RECLASSIFICATIONS

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

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

3.    DIVESTITURE

      On September 30, 2003, the Company completed the sale of its 25% equity interest in HZ, for Rmb164,660 in cash, and recognized a loss of Rmb1,158 on the sale. As a result of this transaction, the Company's equity interest in HZ is reduced from 51% to 26%, and the Company can only exercise significant influence but not control over HZ, which becomes an equity method affiliate of the Company. The Company has included the results of the operations of HZ for the nine-month period ended September 30, 2003 in its consolidated financial statements for the year ended December 31, 2003, and has accounted for HZ's results of operations from October 1, 2003 to December 31, 2003 and for the year ended December 31, 2004 using equity method of accounting.

      See note 4 for other divestitures that have been classified as discontinued operations.

4.    DISCONTINUED OPERATIONS

      During 2002, the Company disposed of certain of its subsidiaries which included Double Happiness Tyre Industries Corporation Limited ("DH"), Yantai C.S.I. Rubber Co., Limited ("YT"), Shandong C.S.I. Synthetic Fiber Co., Limited ("SD") and Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd. ("YC").

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

            In late September 2001, the Company's management adopted a plan to dispose of its entire interest in DH and subsequently entered into a share transfer agreement with a third party to dispose of its entire interest in the bias tire factory only for a consideration of Rmb41,000. Although the completion of the sale was pending upon certain approvals being obtained from government authorities, the Company transferred substantially all its risks and benefits of ownership of the factory to the buyer in early December 2001 and had ceased to account for the results of operations and the assets and liabilities of the factory from the disposal date. The sales proceeds were received by the Company in cash during fiscal 2001.

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

4.    DISCONTINUED OPERATIONS - continued

      (a)   DH - continued

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

            Interest expense incurred on the outstanding loans used to finance the construction of the factory, amounting to Rmb7,000 and Rmb743 for the years ended December 31, 2002 and 2003, respectively, has been included in loss from discontinued operations.

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

      Operating results of the discontinued operations are summarized below:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                                2002       2003     2004
                                                              --------    ------   ------
                                                                 Rmb        Rmb      Rmb
Revenues..................................................     621,653         -        -
                                                              ========    ======   ======
Loss from operations of discontinued components before
 income taxes and minority interests (including
 impairment write-downs for those business components of
 Rmb291,648 in 2002, RmbNil in 2003 and 2004, gain on
 disposition of Rmb20,144 in 2002, loss on disposition
 of Rmb7,017 in 2003 and RmbNil in 2004, respectively),
 net of applicable income tax of RmbNil
 in 2002, 2003 and 2004...................................    (345,012)   (7,760)       -
Minority interests........................................     145,174         -        -
                                                              --------    ------   ------
Loss from discontinued operations ........................    (199,838)   (7,760)       -
                                                              ========    ======   ======

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

5.    NOTES RECEIVABLE

      The notes, carrying interest at commercial rates, are unsecured and receivable from unrelated parties. Other than Rmb26,183 which is repayable on demand, the remaining balance is due in 2005.

6.    INVESTMENTS IN AND ADVANCES TO AFFILIATES

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

      As part of the acquisition of an equity interest in Wing On, Million Good also subscribed for a two-year convertible note (the "Old Note") issued by Wing On in the principal amount of HK$120,000 (Rmb127,284). In July 2002, Million Good exercised certain of its conversion rights under the terms of the Old Note, resulting in the issuance of 1,100,000,000 new ordinary shares of Wing On to Million Good. This additional investment amounted to HK$47,639 (Rmb50,531) which comprised HK$15,373 (Rmb16,306) of the carrying value of the Old Note (net of unamortized discount on subscription) and the fair value of the related convertible feature of HK$32,266 (Rmb34,225). No conversion rights were exercised by Million Good or other convertible note holders during fiscal 2003.

      On January 13, 2004, March 17, 2004 and May 4, 2004, Wing On entered into agreements with the Company and another holder of its convertible notes in relation to the issuance of new convertible notes, whereby Wing On issued new convertible notes to the Company (the "New Note") for a consideration of HK$155,000 (Rmb164,873), of which HK$84,800 (Rmb89,947) was settled by the cancellation of the Company's then unsettled Old Note and the remaining balance was satisfied in cash by the Company. The New Note is convertible into new shares of Wing On during a period of three years from the date of issue, at an initial conversion price of HK$0.02 per share, subject to adjustments.

      In October and November 2004, the Company exercised certain of its conversion rights under the terms of the New Note, resulting in the issuance of 5,000,000,000 new ordinary shares of Wing On to Million Good. The additional investment amounted to HK$100,000 (Rmb106,370) which represented the carrying value of the New Note. In November 2004, the Group disposed of its 2,250,000,000 shares in Wing On at the price of HK$0.02 per share to unrelated parties, resulting in a gain on disposal of Rmb23,040.

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

6.    INVESTMENTS IN AND ADVANCES TO AFFILIATES - CONTINUED

      WING ON: - CONTINUED

      In November 2004, the Company also entered into two placing and subscription agreements with Wing On and a placing broker (the "Placing Agent") pursuant to which the Placing Agent agreed to place 6,000,000,000 shares of HK$0.01 each in Wing On then held by the Company at the price of HK$0.028 per share to independent investors and the Company would subscribe for up to 6,000,000,000 new shares in Wing On at the same price of HK$0.028 per share. This "top-up placing" arrangement was agreed by the Company as the major shareholder of Wing On in order to expedite the capital raising activities of Wing On. The first placing and subscription agreement and the second placing and subscription agreement related to the placing and the conditional subscription of 3,660,000,000 and 2,340,000,000 shares in Wing On, respectively. The subscription of the shares under the second placing and subscription agreement was conditional upon, among others, the approval of the independent shareholders of Wing On. As such, the Company is entitled to complete the second placement without the obligation to complete the second subscription. In December 2004, the Company completed the first placing and subscription agreement and the second placement. As of December 31, 2004, proceeds received from the second placement were shown in the balance sheet as subscription payable and was settled when the second subscription was completed in January 2005. Details of these are set out in note 19.

      From May through September of 2002, several note holders of Wing On exercised the conversion right under the Old Note and Wing On also repurchased certain of its ordinary shares through unsolicited block transactions. From October through November of 2004, another note holder of the New Note exercised their conversion right under the New Note. These transactions resulted in a net dilution of the Company's interest in Wing On and the recognition by the Company of a net unrealized loss on dilution of Rmb5,622, and an unrealized gain of Rmb14,306 during each of the years ended December 31, 2002 and 2004, respectively, recorded in addition paid-in-capital. The Company also recorded its share of unrealized loss of Rmb626 in additional paid-in capital as a result of dilution of interest in a subsidiary of Wing On during fiscal 2002.

      HZ:

      In June 2003, the Group entered into a share transfer agreement for the disposition of a 25% equity interest in its then 51% owned subsidiary, HZ (which in turn owns a 51.24% equity interest of FCJ). HZ and FCJ are hereinafter collectively referred to as "HZ Tire". The sale was completed in September 2003 and as a result of this disposition, HZ Tire became an equity affiliate of the Group. See note 1 for details of HZ and note 16 for segment information of HZ Tire prior to the disposition.

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

6.    INVESTMENTS IN AND ADVANCES TO AFFILIATES - CONTINUED

      The following table presents summarized comparative financial information for the Company's investments in 50% or less owned investments, over which the Company has the ability to exercise significant influence but does not control, which are accounted for using the equity method:

                                                                2002                  2003                 2004
                                                              ---------            ---------            ---------
                                                                 Rmb                  Rmb                  Rmb
Revenues.............................................         1,603,559            5,307,123            6,853,459
Operating (loss) gain................................          (258,975)             (83,656)             232,267
Net (loss) gain......................................          (323,191)            (355,237)              94,148
Current assets.......................................           671,185            2,106,765            2,590,185
Non-current assets...................................         1,416,045            1,575,892            4,206,376
Current liabilities..................................           735,234            2,277,462            3,410,373
Non-current liabilities..............................           511,772              326,991            1,439,385
Shareholders' equity.................................           840,224            1,027,988            1,438,236

      Advances to the affiliates are Rmb95,695 and Rmb91,384 as adjusted for the equity method loss of Rmb60,906 and RmbNil as of December 31, 2003 and 2004, respectively. As of December 31, 2004, other than aggregated advances to an affiliate of Rmb78,743 which bear interest at Hong Kong Prime Rate, the amounts are interest free. Advances to affiliates are repayable upon demand except for an amount of RMB78,743 which is repayable in nine months upon serving a demand notice by the Company to the affiliate; however, the Company has agreed not to require repayment prior to January 2006. An allowance relating to these advances amounting to Rmb4,451, Rmb2,619 and Rmb530 was charged to expense as a component of selling, general and administrative expenses for fiscal 2002, 2003 and 2004.

      Equity ownership percentages for these affiliates are presented below:

                                                             Place of
                                                          incorporation/
AFFILIATE                                                  registration          2003          2004
---------                                                 --------------        ------        ------
Wing On.............................................        Bermuda              32.21%        19.58%
X One Holding Limited...............................        Hong Kong            33.33%        33.33%
HZ..................................................        PRC                     26%           26%

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

7.    CONVERTIBLE NOTE RECEIVABLE FROM AN AFFILIATE, NET/DERIVATIVE INSTRUMENT

      As of December 31, 2003, the Old Note consisted of Rmb81,448 principal amount, net of unamortized discount on subscription of the Old Note. The Old Note bore interest at a rate of 2% per annum payable semi-annually in arrears. The unsettled Old Note was cancelled upon the issuance of the New Note (see note 6). As of December 31, 2004, the New Note consisted of Rmb45,008 principal amount, net of unamortized discount on subscription of the New Note. The New Note bears interest at a rate of 2% per annum payable semi-annually in arreas. The Company has a right to convert the New Note into ordinary shares of Wing On at a rate per share equal to HK$0.02, subject to adjustments, at any time prior to the New Note's maturity date, which will be three years from the date the New Note is issued.

      In accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended, the conversion option element of the Old Note and New Note represents an embedded derivative instrument which must be accounted for separately from the Note and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The fair value of this conversion option, representing a discount on subscription of the Old Note and the New Note, was estimated using the Black-Scholes option pricing model at the date of its subscription and as of each subsequent balance sheet date. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2002, 2003 and 2004 (see note
      6), was loss of Rmb45,328, RmbNil and gain of Rmb59,929, which have been recognized in the consolidated statement of operations for fiscal 2002, 2003 and 2004, respectively.

8.    DEPOSIT PAID FOR ACQUISITION OF PROPERTIES

      On June 16, 2004, Manwide entered into a conditional sale and purchase agreement with Shanghai Jiu Cheng Investment Limited ("Jiu Cheng"), an unrelated property developer, for the acquisition of a parcel of land situated in Shanghai, the PRC (the "Land") and the 24-storey building and carpark being constructed (the "Building", hereinafter with the Land are collectively referred to as the "Xiang Zhang Garden").

      The total consideration for the acquisition of Xiang Zhang Garden, on a completion basis, is Rmb450,000. A deposit of Rmb50,000 was paid by Manwide to Jiu Cheng on June 18, 2004 and recorded as deposit paid for acquisition of properties as of December 31, 2004.

      The remaining consideration of Rmb400,000 is to be settled by the assumption of bank loans of Rmb380,000 and cash consideration of Rmb20,000 upon the grant of bank loan and the transfer of the ownership of Xiang Zhang Garden to Manwide. The closing of the acquisition is subject to certain conditions precedent.

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

8.    DEPOSIT PAID FOR ACQUISITION OF PROPERTIES - CONTINUED

      According to the conditional sale and purchase agreement, prior to the completion of the acquisition, Jiu Cheng should (i) obtain the certificate in respect of the land use rights of the Land and the ownership of the Building; (ii) obtain an approval from the relevant government authorities in Shanghai that the authorized usage of the properties be changed from office to both commercial and residential and that all relevant fees and charges arising from the sale of the Land payable to the relevant government authorities having been settled in full; (iii) agree with Manwide on the specification of installation, fixtures and furniture and other internal decoration of the properties; (iv) procure all the contractors engaged in the development/construction of the properties to enter into agreements with Manwide to bind these contractors with obligations to Manwide to rectify all defects of the properties which may arise after the completion of the development/construction; and (v) procure the granting of a loan ("Loan") to be granted by PRC banks to Manwide to finance the remaining consideration.

      Provided that if the conditions are not fulfilled on or before June 1, 2005, Manwide shall agree to a further extension of not less than 60 days without imposing any fine on Jiu Cheng. If the conditions are not fulfilled within the extended period, Manwide shall be entitled to terminate the agreement and Jiu Cheng shall refund the deposit to Manwide together with interests accrued during the period from the date of the agreement to the date of deposit is refunded and calculated on the relevant prevailing market interest rate.

      It is one of the conditions for completion of the acquisition that Jiu Cheng should obtain approval for the change of authorized usage of the properties from office to both commercial and residential. Should Jiu Cheng fail to obtain such approval within 150 days from the date of the agreement, Manwide is entitled to either (i) to proceed with the agreement in accordance with the existing terms and conditions; or (ii) to acquire the 1st to 7th floors and the 23rd floor of the properties together with the two levels underground carparks for a consideration of Rmb70,000.

      However, the conditions stated above for the change of use of Xiang Zhang Garden had not been fulfilled within the said period and accordingly, Jiu Cheng and the Group entered into another agreement dated February 3, 2005 pursuant to which, among other things, (i) the Group will pay, on behalf of Jiu Cheng, RMB22,000 to the main contractor of Xiang Zhang Garden (the "Main Contractor"); and (ii) the amount paid by the Group in (i) will be deducted from the sales consideration of Xiang Zhang Garden.

      Further, the Group had advanced an additional RMB8,000 to Jiu Cheng pursuant to this additional agreement and the aggregate sum paid by the Group to Jiu Cheng amounted to RMB58,000 as of the date of this report.

      In June 2005, the Group had commenced legal proceedings against Jiu Cheng, among other things, to demand Jiu Cheng to fulfill its obligations under the above two agreements and applied to a PRC court an injunction order on Xiang Zhang Garden to stop Xiang Zhang Garden from being transferred (the "Injunction Order(s)"). It had also come to the attention of the Group that one of the three secured creditors of Jiu Cheng and the Main Contractor had already applied to and being granted the Injunction Orders and they, together with the other two secured creditors, had priority over the Group on Xiang Zhang Garden.

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

8.    DEPOSIT PAID FOR ACQUISITION OF PROPERTIES - CONTINUED

      As a condition precedent to the application of the Injunction Order, the Group had issued a counter guarantee of RMB402,000 to an institution in the PRC which provided a guarantee of the same amount to the PRC court on behalf of the Group.

      At the same time, the directors of the Group are also in discussion with Jiu Cheng for settlement of the above matters; however, there can be no assurance that such matter can be resolved and settled with Jiu Cheng eventually.

      Despite the above developments, the directors of the Group have consulted its legal counsel and decided to proceed with the acquisition of Xiang Zhang Garden in consideration of the following:

      (a) the legal title of Xiang Zhang Garden can be transferred to the Group when the debts of Jiu Cheng owed to the three secured creditors and the Main Contractor are settled by the Group;

      (b) the usage of Xiang Zhang Garden can be changed to both commercial and residential when the Group obtains the legal title to Xiang Zhang Garden and makes the application to the relevant authority;

      (c) the acquisition of Xiang Zhang Garden, on a completion basis, is expected to bring economic benefits to the Group taking into account of the estimated market value of Xiang Zhang Garden as of June 30, 2005; and

      (d) the ability of the Group to meet the cash flow requirements to finance the acquisition and completion of Xiang Zhang Garden, given the current financial position of the Group and financial resources available to the Group from internally generated funds, advances from its holding companies and/or financial institutions.

9.    PROVISION FOR INCOME TAXES

      The components of profit (loss) from continuing operations before income taxes and minority interests are as follows:

                                                                        YEAR ENDED DECEMBER 31,
                                                               -------------------------------------
                                                                 2002           2003          2004
                                                               --------       --------       -------
                                                                 Rmb             Rmb           Rmb
The PRC..............................................           154,900        117,650        29,696
All other jurisdictions..............................          (131,045)      (117,499)      152,246
                                                               --------       --------       -------
                                                                 23,855            151       181,942
                                                               ========       ========       =======

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

9.   PROVISION FOR INCOME TAXES - CONTINUED

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

     Except as stated in the following paragraphs, the Group's PRC entities and subsidiaries are subject to income taxes calculated at tax rates (ranging from 15% to 44%) on the taxable income as reported in the statutory financial statements adjusted for taxation based on tax laws prevailing at their respective places of incorporation and operations.

     In accordance with the relevant income tax laws applicable to Sino-foreign joint ventures in the PRC, the Group's PRC entities, other than FCJ, having a joint venture term of not less than 10 years and engaging in production industries, are fully exempt from the Chinese State unified income tax for two years starting from the first profit-making year (after utilization of available accumulated losses carried forward), followed by a 50% reduction of the Chinese State unified income tax for the next three years thereafter ("tax holiday"). In accordance with the same tax laws, the PRC entities, other than FCJ, are also exempt from the PRC local income tax. Accumulated losses brought forward by the PRC entities, not exceeding a period of five years, can be offset against the profits to arrive at the assessable profits for income tax computation purposes. A summary of the tax concessions available to the PRC entities for fiscal 2002 is as follows:

                    CHINESE STATE
                       UNIFIED     CHINESE LOCAL      CONCESSION FROM         CONCESSION              YEAR OF
                     INCOME TAX     INCOME TAX         CHINESE STATE         FROM CHINESE            COMMENCEMENT
PRC ENTITIES          RATE (%)       RATE (%)        UNIFIED INCOME TAX    LOCAL INCOME TAX        OF TAX HOLIDAY
------------          --------       --------        ------------------    ----------------        --------------
    HZ                  15.0           1.5           None                  Full exemption for           1993
                                                                           10 years starting
                                                                           from the commencement
                                                                           of tax holiday

    DH                  24.0           3.0           None                  Same as HZ                   1992

    YC                  24.0           3.0           Specifically          Full exemption for           1994
                                                     allowed to extend     6 years starting from
                                                     the 50% reduction     commencement of
                                                     for 2001              tax holiday followed
                                                                           by a 50% reduction
                                                                           for the next 4 years
                                                                           thereafter

    FCJ                 30.0           3.0           None                  None                          N/A

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

9.   PROVISION FOR INCOME TAXES - CONTINUED

     During fiscal 2003 and 2004, the PRC entities are not entitled to any tax concessions as all tax concession periods have expired. During fiscal 2002, if the PRC entities were neither in the tax holiday period nor had they been specifically allowed special tax concessions, they would have recorded additional income tax expenses of Rmb1,960, the consolidated net loss would have been increased by Rmb1,000, and basic and diluted net loss per share would have been increased to Rmb29.03 for the year ended December 31, 2002.

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

     The reconciliation of the effective income tax rate based on profit (loss) from continuing operations before income taxes and minority interests to the statutory income tax rates in Hong Kong, the PRC and the United States is as follows:

                                                                2002                  2003                  2004
                                                                ----                  ----                  ----
                                                                Rmb                   Rmb                    Rmb
Weighted average statutory tax rates.................             17%                   18%                   17%
Effect of tax holiday................................             (8%)                   -                     -
Permanent differences relating to non-taxable
 income and non-deductible expenses..................             74%                8,272%                  (17%)
Valuation allowance..................................             (5%)                   -                     -
Others...............................................             (4%)              (1,275%)                   -
                                                                  --                ------                   ---
Effective tax rate...................................             74%                7,015%                    -
                                                                  ==                ======                   ===

Provision for income taxes consists of:

                                                               2002                  2003                  2004
                                                               ----                  ----                  ----
                                                                Rmb                   Rmb                   Rmb
Current..............................................          23,847               13,732                    -

Deferred.............................................          (5,071)              (3,140)                   -
Adjustment of valuation allowance....................          (1,079)                   -                    -
                                                               ------               ------                   --
                                                               (6,150)              (3,140)                   -
                                                               ------               ------                   --

                                                               17,697               10,592                    -
                                                               ======               ======                   ==

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

9. PROVISION FOR INCOME TAXES - CONTINUED

     The tax impact of temporary differences gives rise to the following deferred tax assets:

                                                                                      2003                  2004
                                                                                      ----                  ----
                                                                                       Rmb                   Rmb
Tax losses carried forward.................................................           16,562                16,562
Valuation allowance for deferred tax assets................................          (16,562)              (16,562)
                                                                                     -------               -------

                                                                                           -                     -
                                                                                     =======               =======

     As of December 31, 2003 and 2004, the tax losses from continuing operations carried forward derived principally from subsidiaries subject to US income tax, which amounted to Rmb37,641 and expire at various times through 2006. The loss carry forwards can only be utilized by the subsidiaries generating the losses. The valuation allowance refers to the deferred tax assets that are not more likely than not going to be realized.

10.  CAPITAL STOCK

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

     There were no movements in share capital of the Company during fiscal 2002, 2003 or 2004.

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

     A summary of stock options activity during the three years ended December 31, 2002, 2003 and 2004 is as follows:

                                                                                                  WEIGHTED
                                                                                                  AVERAGE
                                                                                     NUMBER OF    EXERCISE
                                                                                      SHARES        PRICE
                                                                                     ---------    --------
                                                                                                    US$
Outstanding at January 1, 2002 and December 31, 2002.......................           20,000         9.94
Lapsed.....................................................................          (20,000)        9.94
                                                                                     -------

Outstanding at December 31, 2003 and 2004..................................                -
                                                                                     =======

     No stock options were granted in fiscal 2002, 2003 or 2004.

     All the above share options vested immediately upon the date of grant and the exercise prices were set at 100% of the market prices of the shares of the Company prevailing at the dates of grant. Accordingly, no compensation expense was recognized in the consolidated statements of operations.

12.  OBLIGATIONS AND COMMITMENTS

     As of December 31, 2004, the Group had outstanding capital commitments for acquisition of properties amounting to approximately Rmb400,000.

     Prior to the full disposition of its tire manufacturing and trading subsidiaries in September 2003, the Group leased certain of its warehouses under non-cancellable operating leases expiring at various dates through 2008. Rental expense under these operating leases was Rmb4,397 and Rmb2,250 for the years ended December 31, 2002 and 2003, respectively. As of December 31, 2004, the Group's subsidiaries did not have any significant commitments under operating leases.

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

12.  OBLIGATIONS AND COMMITMENTS - CONTINUED

     Prior to the full disposition of its tire manufacturing and trading subsidiaries in September 2003, the Company also recorded an estimate of the product warranty obligation at the time of sale based on the Company's historical experience. Details of the changes in product warranty provision are as follows:

                                                             CONTINUING               DISCONTINUED
                                                             OPERATIONS                OPERATIONS
                                                       ---------------------        -----------------
                                                       2002            2003          2002      2003
                                                      -------        -------        ------   --------
                                                       Rmb              Rmb          Rmb      Rmb
Balance at beginning of year............               19,972         23,720        18,000    13,337
Warranties paid.........................              (56,183)       (46,019)       (9,988)        -
Warranty provision......................               59,931         66,799         5,325         -
Eliminated on disposition of
  business components...................                    -        (44,500)            -   (13,337)
                                                      -------        -------        ------   -------

Balance at end of year..................               23,720              -        13,337         -
                                                      =======        =======        ======   =======

13.  DISTRIBUTION OF PROFIT

     Dividends from the PRC entities will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2003 and 2004, the Company had no subsidiaries established in the PRC and the Company's affiliates in the PRC had an aggregate accumulated profits of Rmb106,454 and Rmb199,320, respectively, as reported in their statutory financial statements.

     The Company did not propose or pay any dividends for the years ended December 31, 2002, 2003 and 2004 on the outstanding Supervoting Common Stock and Common Stock.

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

14.  RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

     (a)  DUE FROM/TO RELATED COMPANIES

          As of December 31, 2002, the amounts due from related companies primarily arise from sales of tires and are unsecured, non-interest bearing and repayable at the end of credit periods granted ranging from 90 days to 180 days. The management reviewed the recoverability of these receivables during fiscal 2002 and recognized a net recovery of Rmb5,016 in the consolidated statement of operations for fiscal 2002.

          As of December 31, 2003 and 2004, the amount due from ultimate parent company was unsecured, non-interest bearing and had no fixed repayment terms.

          As of December 31, 2004, the amount due to a fellow subsidiary was unsecured, non-interest bearing and had no fixed repayment terms. As the fellow subsidiary has confirmed not to demand repayment of the amount within one year from the balance sheet date, the amount is shown as non-current.

          As of December 31, 2003 and 2004, the Company had no amounts due from/to related companies as a result of the disposition of its subsidiaries in the PRC.

     (b)  MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT

          Pursuant to a management and administrative services agreement between the Company and the ultimate parent company in 1993 and renewed in 1997, 2000 and 2003, for a term of three years, the ultimate parent company will provide certain management services to the Company for an annual fee of US$30 (Rmb248). In addition, the Company has agreed to reimburse the ultimate parent company for administrative services of approximately Rmb4,731, Rmb5,708 and Rmb6,200 for the years ended December 31, 2002, 2003 and 2004, respectively, rendered on behalf of the Company on a cost plus 5% basis.

     (c)  SALES TO/PURCHASES FROM RELATED PARTIES

          HZ recorded sales to related companies of approximately Rmb209,112 and Rmb194,971 that have been reflected in the Company's consolidated financial statements for the years ended December 31, 2002 and 2003, respectively.

          HZ paid subcontracting charges to an affiliate of approximately Rmb199,373 and Rmb277,470 for tire processing that have been reflected in the Company's consolidated financial statements for the years ended December 31, 2002 and 2003, respectively.

          These transactions were carried out after negotiations between HZ and the respective related companies in the ordinary course of business and on the basis of the estimated market value as determined by management of HZ.

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

15.  STAFF RETIREMENT PLANS

     All of the Chinese employees of the PRC entities are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 20% to 23.5% of average monthly salaries for the years ended December 31, 2002 and 2003. The expenses reported in the consolidated statements of operations related to these arrangements were Rmb26,549 and Rmb17,940 for the years ended December 31, 2002 and 2003, respectively.

16.  SEGMENT INFORMATION

     After the Group's disposition of HZ in September 2003 (see note 3), the Group had no reportable segments. Prior to such divestiture, the Group operated principally in the tire manufacturing industry and had only one reportable segment for continuing operations based on HZ Tire, the Company's major PRC entities operating in Hangzhou. This reportable segment was a strategic business unit and was managed separately. The accounting policies of this segment were the same as those described in the summary of significant accounting policies. All intercompany transactions had been eliminated.

     The remaining segment included other subsidiaries of the Company except for DH, SD, YT and YC which are presented separately under the discontinued operations segment. Corporate identifiable assets included primarily cash. The chief operating decision maker evaluated the operating income of each segment in assessing performance and allocating resources between segments.

                                                                              2002
                                                 -----------------------------------------------------------------
                                                                                                      DISCONTINUED
                                                             CONTINUING  OPERATIONS                    OPERATIONS
                                                 -----------------------------------------------------------------
(RMB)                                             HZ TIRE        OTHERS      CORPORATE       TOTAL
                                                 ---------       -------     ---------     ---------
Revenues ....................................    2,610,076             -           -       2,610,076       621,653
Depreciation and amortization ...............       63,687             -           -          63,687        42,328
Impairment loss provision for long-lived
  assets ....................................            -             -           -               -       291,648
Change in fair value of call option .........            -       (45,328)          -         (45,328)            -
Operating income (loss) .....................      188,429        (4,854)    (11,479)        172,096       (70,965)
Equity in (earnings) losses of affiliates ...       (3,591)       93,111           -          89,520             -
Gain on disposition of discontinued
  components ................................            -             -           -               -        20,144
Capital expenditures ........................      210,264             -           -         210,264        77,272
Identifiable assets .........................    1,969,286       148,181      44,345       2,161,812       718,868
Included in identifiable assets above are
  the following:
  - Investments in and advances to affiliates      137,156        95,826           -         232,982             -
  - Deferred income taxes assets ............       14,277             -           -          14,277             -

\
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

16.  SEGMENT INFORMATION - CONTINUED

                                                                                  2003
                                                 ------------------------------------------------------------------
                                                                                                       DISCONTINUED
                                                                   CONTINUING OPERATIONS                OPERATIONS
                                                 ------------------------------------------------------------------
(RMB)                                             HZ TIRE        OTHERS        CORPORATE     TOTAL
                                                 ---------       -------       ---------   ---------
Revenues ....................................    2,808,369             -             -     2,808,369         -
Depreciation and amortization ...............       50,889             -             -        50,889         -
Operating income (loss) .....................      121,849          (456)      (20,647)      100,746         -
Equity in (earnings) losses of affiliates ...      (15,120)       92,568             -        77,448         -
Impairment loss provision for advance to
  affiliate .................................            -         2,619             -         2,619         -
Loss on disposition of discontinued
  components ................................            -             -             -             -    (7,017)
Capital expenditures ........................      256,872             -             -       256,872         -
Identifiable assets .........................      176,547       310,123        22,996       509,666         -
Included in identifiable assets above are
  the following:
  - Investments in and advances to affiliates      176,547       133,279             -       309,826         -

     Revenues of the Group are primarily derived from sales of tires and their geographical analysis of revenues is as follows:

                                                 CONTINUING OPERATIONS                 DISCONTINUED OPERATIONS
                                             -----------------------------           ---------------------------
                                                YEAR ENDED DECEMBER 31,                YEAR ENDED DECEMBER 31,
                                              2002                 2003               2002                 2003
                                              ----                 ----               ----                 ----
                                              Rmb                  Rmb                 Rmb                  Rmb
PRC............................             2,061,236            2,248,825           422,878                  -
Middle East Countries..........               165,664              101,718            99,682                  -
US and Canada..................               137,933              143,054            67,178                  -
Others.........................               245,243              314,772            31,915                  -
                                            ---------            ---------           -------               ----
                                            2,610,076            2,808,369           621,653                  -
                                            =========            =========           =======               ====

17.  OTHER SUPPLEMENTAL INFORMATION

     The following items are included in the consolidated statements of operations:

                                                CONTINUING OPERATIONS                  DISCONTINUED OPERATIONS
                                           ---------------------------------      --------------------------------
                                                 YEAR ENDED DECEMBER 31,               YEAR ENDED DECEMBER 31,
                                            2002         2003          2004        2002           2003       2004
                                           ------       ------        ------      ------         ------     ------
                                            Rmb           Rmb          Rmb         Rmb            Rmb        Rmb
Foreign exchange losses (gain),
  net .........................              (152)      (1,810)          21          153            -           -
Sales taxes....................            40,639       48,954            -       33,137            -           -
Shipping and handling costs....            62,707       80,296            -       34,072            -           -

           (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, PER SHARE/
                 SHARE OPTION DATA AND UNLESS OTHERWISE STATED)

18.  LEGAL PROCEEDINGS

     On June 7, 2004, the Company, Orion Tire and a major United States manufacturer of tires and rubber products (the "Tire Manufacturer") had entered into a settlement and general release agreement and agreed to compromise, settle and forever resolve all dispute and matters between them relating to certain legal proceedings which commenced in 1994. Pursuant to the terms of the agreement, the claim lodged by Orion Tire against the Tire Manufacturer to the US Court of Appeals for further proceeding was dismissed and subject to the fulfillment of certain conditions, which, among others, include a payment by the Tire Manufacturer to Orion Tire for an amount up to US$350,000 within two years from the date of the agreement.

19.  SUBSEQUENT EVENTS

     In addition to those disclosed in note 8, subsequent to December 31, 2004, the following events have taken place:

     (a) On January 31, 2005, the Company subscribed 2,340,000,000 of new shares of HK$0.01 each in Wing On at the price of HK$0.028 per share under the second placing and subscription agreement as mentioned in note 6 upon approval by the independent shareholders of Wing On at the special general meeting held on January 11, 2005.

     (b) On February 4, 2005, the Company entered into a placing and subscription agreement with Wing On and Tai Fook Securities Company Limited ("Tai Fook") pursuant to which Tai Fook agreed to place up to 6,400,000,000 shares in Wing On then held by the Company at the price of HK$0.022 per share to independent investors and the Company would subscribe for up to 6,400,000,000 new shares of Wing On at the same price of HK$0.022 per share. The subscription was completed on February 18, 2005.

          Following the issue of shares in Wing On pursuant to the placing and subscription agreement dated February 4, 2005, the conversion price of the convertible notes was adjusted to HK$0.0197 per share in accordance with its terms and conditions. On March 14, 2005, the day immediately preceding the effective date of the share consolidation of every one hundred shares of HK$0.01 each in the issued and unissued ordinary share capital of Wing On into one share of HK$1.00 each. The conversion price at the note was adjusted to HK$1.97 per new consolidated share.

     (c) On April 29, 2005, the Company exercised all of the conversion rights of the convertible note of HK$55,000 (Rmb58,803) at the adjusted conversion price of HK$1.97 per share under the terms of the New Note, resulting in the issuance of 27,918,781 new ordinary shares of Wing On to Million Good.

                                   * * * * * *

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

4(a)3 Contract dated January 13, 2004 between Wing On and the Company for the issue of 2% convertible note to the Company or its nominee

4(a)4          Contract dated June 16, 2004 between Shanghai Jiu Sheng
               Investment Company Limited and the Company for the acquisition of the Properties

4(a)5 Contract dated November 30, 2004 among the Company, Wing On and the placing agent for the placing and subscription of 3,660 million shares of Wing On at a price of HK$0.028 per share

4(a)6 Contract dated November 30, 2004 among the Company, Wing On and the placing agent for the placing and subscription of 2,340 million shares of Wing On at a price of HK$0.028 per share

4(a)7 Contract dated February 4, 2005 among the Company, Wing On and the placing agent for the placing and subscription of 6,400 million shares of Wing On at a price of HK$0.022 per share

4(c)4          Executive Share Option Scheme (incorporated by reference to
               Exhibit 4(c) to the Company's Form 20-F for the fiscal year ended
               December 31, 2001, Document Control Number: 02048962)

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

                                                      CHINA ENTERPRISES LIMITED
                                                             (REGISTRANT)

                                                      /s/ Chow Chun Man, Jimmy
                                                     --------------------------
                                                         CHOW CHUN MAN, JIMMY
                                                       Chief Financial Officer

Date: March 14, 2006

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

4(a)3 Contract dated January 13, 2004 between Wing On and the Company for the issue of 2% convertible note to the Company or its nominee

4(a)4          Contract dated June 16, 2004 between Shanghai Jiu Sheng
               Investment Company Limited and the Company for the acquisition of the Properties

4(a)5 Contract dated November 30, 2004 among the Company, Wing On and the placing agent for the placing and subscription of 3,660 million shares of Wing On at a price of HK$0.028 per share

4(a)6 Contract dated November 30, 2004 among the Company, Wing On and the placing agent for the placing and subscription of 2,340 million shares of Wing On at a price of HK$0.028 per share

4(a)7 Contract dated February 4, 2005 among the Company, Wing On and the placing agent for the placing and subscription of 6,400 million shares of Wing On at a price of HK$0.022 per share

4(c)4          Executive Share Option Scheme (incorporated by reference to
               Exhibit 4(c) to the Company's Form 20-F for the fiscal year ended
               December 31, 2001, Document Control Number: 02048962)

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