Form 20-F
period 2005-12-31
CHINA ENTERPRISES LTD
filed 2006-08-28
CIK 908256

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

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

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to section l5(d) of the Act:

                                      NONE
                                (Title of Class)

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

                                 [ ] Yes   [X] No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

     The words "anticipate", "believe", "estimate", "expect", "intend", "plan", "may" and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements. We do not intend to update these forward-looking statements except as required by the U.S. securities laws.

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

                            EXCHANGE RATE INFORMATION

     Unless otherwise specified, all references in this document to "U.S. Dollars", "Dollars", "US$" or "$" are to United States dollars; all references to "Renminbi" or "Rmb" are to Renminbi, which is the legal tender currency of the People's Republic of China (the "PRC" or "China"); all references to "HK$" are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region ("Hong Kong"). Translation of amounts from Renminbi to U.S. Dollars for the convenience of the reader has been made in this document at US$1.00 to Rmb8.07, the exchange rate quoted by the People's Bank of China on December 31, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See section "Exchange Control" under "Item 10. Additional Information" in this annual report for more details.

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

                             ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

     The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005.

     The Consolidated Statements of Operating Data for each of the three years in the period ended December 31, 2005 and the Consolidated Balance Sheet Data as of December 31, 2004 and 2005 has been derived from the audited consolidated financial statements (the "Consolidated Financial Statements") included in Item 18 "Financial Statements" of this annual report. The Consolidated Statements of Operations Data for the years ended December 31, 2001 and 2002 and the Consolidated Balance Sheet Data as of December 31, 2001, 2002 and 2003, as set forth below, have been derived from audited consolidated financial statements not included in this annual report. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes thereto.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

(AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, THEIR PAR VALUES AND PER SHARE
DATA)

                                                                                 Year ended December 31,
                                                         ---------------------------------------------------------------------
                                                            2001        2002       2003         2004              2005
                                                           (a)(b)      (a)(b)    (a)(b)(c)      (b)               (b)
                                                         ---------   ---------   ---------   ---------   ---------------------
                                                            Rmb         Rmb         Rmb         Rmb         Rmb         US$
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues                                                 2,087,885   2,610,076   2,808,369          --          --          --
Income (loss) from operations                               89,461     172,096     100,746     (13,344)    (27,522)     (3,410)
(Loss) profit from continuing operations                    36,425     (62,943)    (56,781)    181,942     (26,324)     (3,262)
Loss from discontinued operations (a)                     (171,784)   (199,838)     (7,760)         --          --          --
Net (loss) income                                         (135,359)   (262,781)    (64,541)    181,942     (26,324)     (3,262)
Net income (loss) from operations per share                   9.92       19.09       11.17       (1.48)       (3.05)      (0.38)
Basic and diluted earnings (loss) from continuing
   operations per common share (b)                            4.04       (6.98)      (6.30)      20.18       (2.92)      (0.36)
Basic and diluted loss from discontinued
   operations per common share (a) & (b)                    (19.05)     (22.16)      (0.86)         --          --          --
Basic and diluted (loss) earnings per common share (b)      (15.01)     (29.14)      (7.16)      20.18       (2.92)      (0.36)
Weighted-average number of common share
   outstanding (b)                                       9,017,310   9,017,310   9,017,310   9,017,310   9,017,310   9,017,310

Dividend declared per common share
   - in Rmb                                                  0.17          --          --          --          --          --
   - in US$                                                  0.02          --          --          --          --          --
CONSOLIDATED BALANCE SHEETS DATA :
Total assets                                            2,978,965   2,880,680     509,666     791,326     684,273      84,790
Shareholders' equity                                      804,197     535,206     472,825     667,981     662,598      82,104
Supervoting common stock - par value US$0.01 per
   share                                                      244         244         244         244         244          30
Common stock - par value US$0.01 per share                    526         526         526         526         526          65

Notes:

(a) The tire factory of Double Happiness Tyre Industries Corporation Limited ("Double Happiness") was disposed of during 2001, Yantai C.S.I. Rubber Co., Limited ("Yantai CSI") and Shandong C.S.I. Synthetic Fiber Co., Limited ("Shandong Synthetic") were disposed of during 2002, the radial tire factory of Double Happiness, Yinchuan C.S.I. (Greatwall) Rubber Co. Limited ("Yinchuan CSI") and CSI Rubber Industries Limited ("CSI Rubber") were disposed of during 2003. The Company has thus recorded the operating result of Double Happiness, Yantai CSI, Shandong Synthetic, Yinchuan CSI and CSI Rubber separately from continued operations as loss from discontinued operations retrospectively for 2000 to 2003.

(b) The calculation of basic and diluted earnings (loss) from continuing operations per common share, basic and diluted loss from discontinued operations per common share and basic and diluted loss per common share from 2001 to 2005 is based on the weighted-average number of common stock outstanding during the years ended December 31, from 2001 to 2005. The weighted-average number of common stock outstanding for 2001, 2002, 2003, 2004 and 2005 was 9,017,310. There were no dilutive securities.

(c) The Company sold a 25% interest in Hangzhou Zhongce Rubber Co., Limited ("Hangzhou Zhongce") during 2003, leaving the Company with a minority interest in Hangzhou Zhongce as of October 1, 2003. The Company consolidated the results of operations of Hangzhou Zhongce for the nine months period end September 30, 2003 and accounted for its share of equity in earnings of Hangzhou Zhongce for the period from October 1, 2003 to December 31, 2003.

EXCHANGE RATE INFORMATION

     The Consolidated Financial Statements are published and denominated in Renminbi. Translation of amounts from Renminbi to U.S. Dollars for the convenience of the reader has been made in this document at US$1.00 to Rmb8.07, the exchange rate quoted by the People's Bank of China on December 31, 2005. For the purpose of this annual report, the latest practicable date with respect to share and certain exchange rate information is June 30, 2006. As of June 30, 2006, the exchange rate quoted by the People's Bank of China ("PBOC") was at US$1.00 to Rmb7.99. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

     The following table sets forth the average unified exchange rates as of and during the years ended December 31, 2001, 2002, 2003, 2004 and 2005

                                             YEAR ENDED DECEMBER 31,
                                        --------------------------------
                                        2001   2002   2003   2004   2005
(Rmb equivalent of US$1.00)              RMB    RMB    RMB    RMB    RMB
---------------------------             ----   ----   ----   ----   ----
At unified exchange rate
   - average rate calculated by
     using the average of the
     exchange rates on the last
     day of each month during each
     period                             8.28   8.28   8.28   8.28   8.18

     The following table sets forth the high and low exchange rates as of and during the previous six months were as follows:

                              AT UNIFIED EXCHANGE RATE
                              ------------------------
(Rmb equivalent of US$1.00)          HIGH    LOW
---------------------------          ----   ----
June 30, 2006                        8.01   7.99
May 31, 2006                         8.01   7.99
April 30, 2006                       8.03   8.01
March 31, 2006                       8.06   8.03
February 28, 2006                    8.07   8.05
January 31, 2006                     8.08   8.07

See "Exchange Control" under "Item 10. Additional Information" of this annual report for more details.

RISK FACTORS

The risks below are not only ones that we face. Some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material. Any of these risk factors could materially affect our future business, operating results or financial condition. You should carefully consider these risk factors and the other information in this annual report before making investment decisions involving our shares.

RISKS RELATED TO OUR BUSINESS

THE COMPANY MAY NOT BE ABLE TO IMPLEMENT SUCESSFULLY ITS BUSSINESS STRATEGY IN WHICH CASE ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WOULD SUFFER

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

THE VOTING POWER TO THE COMPANY'S MAJOR SHAREHOLDER MAY MAKE IT DIFFICULT FOR THE OTHER HOLDERS TO EXERCISE INFLUENCE ON CORPORATE MATTERS OR FOR THE COMPANY TO ENGAGE IN BUSINESS COMBINATIONS THAT THE PUBLIC SHAREHOLDERS MAY DEEM DESIRABLE

     Prior to May 19, 2006, China Strategic Holdings Limited ("CSH") directly and beneficially held all 3,000,000 shares of supervoting common stock and 1,629,200 shares of common stock and also had an indirect interest equivalent to 349,630 share of common stock. Effective May 19, 2006, CSH transferred all of those interests to a wholly-owned subsidiary of Group Dragon Investments Limited ("GDI"). As a result, GDI controls 88.8% of the voting rights of the outstanding capital stock of the Company and GDI is able to elect a majority of the Company's board of directors and will have sufficient voting control to affect corporate transactions without the concurrence of the Company's minority shareholders. In addition, GDI's voting rights tend to preclude any corporate action by shareholders or a change in control of the Company unless it is initiated or supported by GDI.

     Following the completion of the Group Reorganization (for details, see "Important Events of the Company's Business since the Beginning of 2005" of Item
4) Hanny Holdings Limited ("Hanny"), an indirect shareholder of each of CSH and GDI, reported ownership of 436,032,120 shares, or 98.92% of the outstanding shares, of GDI, and become the ultimate parent company of the Company.

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

     In addition, the operation of affiliates of the Company may be affected by the adequacy of supply of, and demand for electricity in, the Greater China Region. Demand for resources such as electricity continues to increase. In 2005, the demand for electricity in the Greater China Region exceeded the available supply. Limitations on, or shortages in, available resources, such as electricity, could result in lower production of products than anticipated and could, accordingly, affect the growth of sales and profitability thereof.

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

FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS

     Our reporting currency is the Renminbi as a substantial portion of our investments are denominated in Renminbi. Our remaining assets and liabilities and all of our operation expenses are denominated in Hong Kong dollars. As a result, we may be exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate of Renminbi against other currencies. As our major assets and liabilities comprise a mixture of items that are denominated in Renminbi or Hong Kong dollars, our business and operating result may be materially affected in the event of a severe increase or decrease in the value of the Renminbi against other currencies.

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

     As the exchange rate of the Hong Kong dollars to the U.S. dollars has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00, through the currency-issuing banks in Hong Kong, this adjustment has resulted in an approximately 2.0% appreciation of the Renminbi against the Hong Kong dollars. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollars and other currencies.

     As of December 31, 2005, we held no option or future contracts and during the year we did not purchase or sell any commodity or currency options. We are continuing to monitor closely its foreign currency exposure and requirements and to arrange foe hedging facilities when necessary.

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

     While the Company believes that through its subsidiaries and affiliates it is actively engaged in operating businesses, and does not meet the definition of an investment company for purposes of the United States Investment Company Act of 1940 (the "1940 Act"), depending on the composition and valuation of the Company's assets and the sources of the Company's income from time to time, the Company could fall within the technical definition of the term "investment company" for purposes of the 1940 Act. If the Company were to become subject to the requirements of the 1940 Act, the Company's operations and results would be negatively impacted, including among other possible effects, the inability of the Company to raise capital through the offer and sale of its securities in the United States. The Company would be unable to continue operating as it currently does and might need to acquire or sell assets that it would not otherwise acquire or sell in order to avoid becoming and "investment company" as defined under the 1940 Act.

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

     We do not believe that we were a PFIC for 2005. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a PFIC. Our analysis related to 2005 is based, among others, upon certain assumptions and methodologies with respect to the various that we have used, the appropriate value of our ownership interest in companies we held, and the manner in which we have allocated the value among our active assets and passive assets.

     We cannot assure you that the Internal Revenue Service will not challenge our assumptions and methodologies. If there were such a challenge, we could be classified as a PFIC for 2005.

     With respect to 2006 and subsequent years, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. The tests are impacted by changes in value of our group companies which are difficult to predict. Accordingly, there can be no assurance that we will not become a PFIC in 2006 or subsequent years.

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

NATURAL DISASTERS IN THE GREATER CHINA REGION COULD CAUSE SIGNIFICANT DEMAGE TO THE COMPANY'S BUSINESS AND FINANCIAL RESULTS

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

FAILURE TO ESTABLISH AND MAINTAIN EFFECTIVE INTERNAL CONTROLS OVER FINANCIAL REPORTING COULD HAVE A MATERIAL AND ADVERSE EFFECT ON THE ACCURACY IN REPORTING OUR FINANCIAL RESULTS OR PREVENTING FRAUD

     We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies' internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must attest to and report on management's assessment of the effectiveness of our company's internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2007. It's possible that management may not be able to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. In addition, during the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important in helping prevent financial fraud. If we are not able to conclude that our internal control over financial reporting is effective or cannot provide reliable financial reports on a timely basis or prevent financial fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

THE FINANCIAL COSTS AND ADMINISTRATIVE BURDENS OF IMPLEMENTING THE SARBANES-OXLEY ACT OF 2002 COULD MATERIALLY AND ADVERSELY AFFECT OUR FINANCIAL RESULTS AND FINANCIAL CONDITION

     To date, the Company has been exempted from some of the regulations under the Sarbanes-Oxley Act of 2002 that are applicable to U.S. public companies. Except for the provisions of Section 404 of the Sarbanes-Oxley Act, all of the provisions of that act that will apply to the Company have now been implemented. These rules require the Company to make a number of changes in some of its corporate governance, securities disclosure and compliance practices. In addition, the SEC and the U.S. stock exchanges have implemented additional corporate governance requirements. Compliance with the U.S. corporate governance rules applicable to the Company will significantly increase the Company's legal, financial and accounting costs, and the Company expects these increased costs to continue in the future.

THE COMPANY IS SUBJECT TO ADDITIONAL RISKS THAT MAY AFFECT IN GENERAL

     In addition to the risks listed above, other risk factors that could cause actual results and developments to differ materially from those expressed or implied include, but are not limited to terrorist attacks or war; import, export and tariff regulations; changes to tax rates; and the ability to enter into, and resulting success of, future business combinations, acquisitions and dispositions.

                       ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     The Company was incorporated as an exempted company under the laws of Bermuda on January 28, 1993. From July 15, 1993 to late 2002, the Company's shares were listed on the New York Stock Exchange, Inc. (the "NYSE"). On November 26, 2002, the Company's shares began trading on the OTCBB in the United States. The legal name of the Company is "China Enterprises Limited" and the Company is registered in Hong Kong under the commercial name of "China Tire Holdings Limited" due to local company registration considerations.

     Information about the Company, is available through the Internet http://www.chinaenterpriseslimited.com. The principal place of business and the executive offices of the Company are located at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong and its telephone number is (852) 2372 0130.

IMPORTANT EVENTS OF THE COMPANY'S BUSINESS SINCE THE BEGINNING OF 2005

     On February 4, 2005, the Company further entered into a placing and subscription agreement with Wing On Travel (Holding) Limited ("Wing On") and the placing agent pursuant to which the placing agent agreed to place, on a best efforts basis, up to 6,400 million shares of Wing On at a price of HK$0.022 per Wing On share and the Company would subscribe for up to 6,400 million new shares of Wing On at the price of HK$0.022 per share. The above transactions were completed in February 2005. The Company's interest in Wing On was then diluted to 21.1%. The Company recorded a net unrealized gain totaling Rmb17,760,000 as an increase of additional paid in capital during the fiscal year 2005.

     During the period between February 2005 and April 2005, the Company also purchased 6,967,700 shares of Wing On at the open market at prices ranging from HK$1.68 to HK$1.90 per share. The interest of Wing On held by the Company was accordingly increased from approximately 21.1% to 22.82%.

     On April 29, 2005, the Company converted HK$55 million convertible notes of Wing On into ordinary shares of HK$1.00 each of Wing On at conversion price of HK$1.97 per share. The interest of Wing On held by the Company was accordingly increased from approximately 22.82% to 27.74% upon conversion of the convertible notes into share of HK$1.00 each in Wing On by the Company.

     The Company, through an indirect wholly-owned subsidiary, entered into a conditional sale and purchase agreement dated June 16, 2004 with an independent third party, Shanghai Jiu Sheng Investment Company Limited ("Vendor"), for the proposed acquisition by the Company of a parcel of land (the "Land") and a 24-story building under construction on the Land (the "Building") located in Shanghai, the PRC (the Land and the Building together referred to as the "Xiang Zhang Garden"). The estimated total gross floor space of the Building is approximately 37,000 square meters, on a parcel of approximately 5,500 square meters. Subject to zoning approvals, which are a condition to the acquisition, the Company expects that the first four floors of the Building will be rented for commercial purposes and the remaining 20 floors will be developed and rented as serviced apartments.

The aggregate consideration for the Xiang Zhang Garden is Rmb450 million. The Company paid the first deposit of Rmb50 million in cash to the Vendor upon signing of the agreement; and subsequently in February 2005, Rmb8 million of deposit was additionally advanced by the Company and the aggregate sum paid by the Company to the Vendor amounted to Rmb58 million as at the date of this report. Rmb380 million of the consideration will be payable upon the grant and drawdown of loans to be granted by PRC banks or financial institutions and secured by the Xiang Zhang Garden. The remaining Rmb20 million will be financed by internal resources of the Company and will be due upon completion of the transfer of the ownership of the Xiang Zhang Garden from the seller to the Company.

However, the conditions stated above for the change of the use of Xiang Zhang Garden had not been fulfilled within the said period and accordingly, Jiu Sheng and the Company entered into another agreement dated February 3, 2005 pursuant to which, among other things, (i) the Company will pay, on behalf of Jiu Sheng, Rmb22 million to the main contractor of Xiang Zhang Garden (the "Main Contractor"); and (ii) the amount paid by the Company in (i) will be deducted from the sales consideration of Xiang Zhang Garden.

Further the Company had advanced an additional Rmb8 million to Jiu Sheng Pursuant to this additional agreement and the aggregate sum paid by the Company to Jiu Sheng amounted to Rmb58 million as of December 31, 2005.

In June 2005, the Company had commenced legal proceedings against Jiu Sheng, among other things, to demand Jiu Sheng to fulfill its obligations under the above two agreements and applied to a PRC court an injunction order on Xiang Zhang Garden to stop the Xiang Zhang Garden from being transferred (the "Injunction Order(s)"). It had also come to the attention of the Company that one of the three secured creditors of Jiu Sheng and the Main Contractor had already applied to and been granted the Injunction Orders and they, together with the other two secured creditors, had priority over the Company on Xiang Zhang Garden.

As a condition precedent to the application of the Injunction Order, the Company had issued a counter guarantee of Rmb402 million to an institution in the PRC which provided a guarantee of the same amount to the PRC court on behalf of the Company.

On June 22, 2006, the People's High Court of Shanghai City ruled the case in favor of the Company and demanded Jiu Sheng to continue fulfilling its obligations under the agreement dated February 3, 2005 and to cooperate with the Company to effect the release of the Injunction Orders and settlement of the related liabilities with its creditors so as to proceed with the transfer of legal title of Xiang Zhang Garden to the Company. The judgment also, among other things, demanded Jiu Sheng to pay Rmb5,900,000 to the Company as compensation for the breach of the sale and purchase agreements. The directors of the Company have consulted its legal counsel and are in the process of enforcing the ruling to effect the acquisition of Xiang Zhang Garden in consideration of the following:

(a) the usage of the Xiang Zhang Garden can be changed to both commercial and residential when the Company obtains the legal title to Xiang Zhang Garden and makes the application to the relevant authority;

(b) the acquisition of the Xiang Zhang Garden, on a completion basis, is expected to bring economic benefits to the Company taking into account of the estimated market value of the Xiang Zhang Garden as of May 19, 2006; and

(c) the ability of the Company to meet the cash flow requirements to finance the acquisition and completion of Xiang Zhang Garden, given the current financial position of the Company and financial resources available to the Company from internally generated funds, advances from its holding companies and/or financial institutions.

The directors of the Company are of the view that the carrying amount of the deposit is not less than its recoverable amount at the reporting date. A copy of the agreement is included as Exhibit 4(a)2 to this annual report.

     China Strategic Holdings Limited ("CSH"), the parent company of the Company, had been informed by two substantial shareholders of CSH, that they have entered into the share sale agreement with the offeror on March 10, 2005 pursuant to which and subject to, inter alia, the implementation of the Group Reorganization as stated below in full, the offeror agreed to acquire 135,000,000 shares (equivalent to 67,500,000 consolidated shares of CSH upon the Capital Reorganization having become effective) from each of two substantial shareholders, which shares represent approximately an aggregate of 30.6% of the issued share capital of CSH, for an aggregate consideration of HK$52,110,000, equivalent to about HK$0.193 per share (or HK$0.386 per consolidated share).

CSH announced the following proposals (collectively as the "Group
Reorganization"), which resolutions were approved and passed at the Extraordinary General Meeting of CSH held on October 6, 2005, that would result in below:

(i) CSH continuing to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments;

(ii) all other subsidiaries of CSH which are engaged in property development, and investment holding business (including the Company) and vessels for sand mining, and all other associates of CSH carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services (including the equity investment affiliates of the Company) being grouped under Group Dragon Investments Limited ("GDI"), a wholly-owned subsidiary of CSH, and its subsidiaries; and

(iii)the distribution in specie of the GDI shares to the shareholders of CSH whose names appear on the register of members of CSH on the record date on the basis of one GDI share for one consolidated share of CSH.

The Group Reorganization was completed on May 19, 2006.

As a result of the Group Reorganization, GDI indirectly beneficially owns all 3,000,0000 shares of supervoting common stock and 2,239,800 shares of common stock.

Following the completion of the Group Reorganization, according to an announcement made by Hanny Holdings Limited, an indirect shareholder of each of CSH and GDI ("Hanny"), Hanny made an offer for the outstanding shares of GDI not held indirectly by Hanny. The offer was completed on June 16, 2006. As a result of the completion of the offer, Hanny reported ownership of 436,032,120 shares, or 98.92% of the outstanding shares, of GDI, and become the ultimate parent company of the Company.

     On March 23, 2006, Wing On entered into agreements with the Company and another holder of its convertible notes in relation to the issuance of new convertible notes. Under the agreements Wing On would issued new convertible notes to the Company or its nominee for a consideration of HK$300.0 million (Rmb312.3 million), settled in cash by the Company. The new convertible notes provide the Company rights to convert the notes into new shares of Wing On during a period of five years from the date of issue, at the Company's discretion, at an initial conversion price of HK$0.79 per share of Wing On, subject to adjustments. The transaction was completed on June 8, 2006.

PRINCIPAL CAPITAL EXPENDITURES

     Principal capital expenditures, investment and divestitures over the last three years include the following:

                                                            2003       2004      2005
                                                           RMB'000   RMB'000   RMB'000
                                                          --------   -------   -------
Purchase of property, plant and equipment                 (256,872)       --      (344)
Proceeds from disposal of property, plant and equipment      4,601        --        --
Investments in and advances to affiliates, net            (197,358)   72,142   (37,122)
Proceeds from disposal of a business component, net       (104,128)       --        --

     The Company conducts its businesses through subsidiaries and affiliates. Accordingly, much of the expenditures described above have been made at the subsidiary level. For a description of the Company's subsidiaries, please refer to the section "ORGANIZATION STRUCTURE" below.

BUSINESS OVERVIEW

     For the year ended December 31, 2003, the Company principally engaged in the manufacturing and trading of tires business. And for the years ended December 31, 2004 and 2005, no turnover was derived from the manufacturing and trading of tires products following the disposal of interest of subsidiaries engaged in this operation. The Company's tire business was primarily conducted through Hangzhou Zhongce, which, through September 2003, was a majority-owned subsidiary of the Company. The Company's consolidated operating results for 2003 were derived substantially from the performance of Hangzhou Zhongce. Also, in 2002, the Company began to diversify its business and acquired a significant interest in Wing On, a Hong Kong based travel company. As described above, in the middle of 2004, the Company continued its diversification by entering into the sale and purchase agreement for the Xiang Zhang Garden.

     Since the Company does not have any other operating subsidiary up to the date of this report, the financial results of the Company in fiscal 2004 and 2005 were greatly depended on the share of results of its affiliates, including the tire business and the travel business. It is the intention of the management of the Company to continue seeking appropriate investment opportunities in the hotel and travel related businesses in the PRC in view of the positive outlook in this sector in the coming future. The Company is actively seeking new investment opportunities.

TIRE BUSINESS

During the first nine months of 2003, the Company was principally engaged in the tire manufacturing and trading business, through Hangzhou Zhongce; and is mainly engaged in the manufacture and sale of bias and radial tires. Accordingly, Hangzhou Zhongce established Hangzhou Sunrise Rubber com., Ltd ("Hangzhou Sunrise") with three other PRC enterprises in 1998 and vertically acquired Fu Chun Jiang in 1999 that manufactures radial tire products and a number of raw materials including tire rubbers and carbon black, respectively. In September 2003, the Company disposed of its 25% interest in Hangzhou Zhongce and ceased to consolidate the results of Hangzhou Zhongce and Fu Chun Jiang (collectively referred to as "Hangzhou Zhongce") and Hangzhou Sunrise was also ceased to be an affiliate of the Group as of October 1, 2003, following the completion of the disposal. And as a result of this disposition, the Company maintains minimal involvement in the manufacturing and trading of tires products through its 26% held interest in Hangzhou Zhongce, which became a major affiliate of the Company thereof. For the years ended December 31, 2004 and 2005, no turnover of the Group was derived from the tire business engaged in the manufacturing and marketing of tire products.

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

                              HANGZHOU ZHONGCE SALES IN UNITS
                                      JAN TO SEPT 2003
                           -------------------------------------

                                                     CHANGE FROM
TYPE OF TIRES                 UNITS     % OF TOTAL    PRIOR YEAR
-------------              ----------   ----------   -----------
Motor Vehicle Tires
   Passenger Car            1,374,624      25.83%       35.00%
   Truck and Light Truck    3,633,721      68.27%       -6.33%
   Tractor                    266,575       5.01%      -23.59%
   Others                      47,458       0.89%       56.72%
                           ----------     ------
Total                       5,322,378     100.00%        0.87%
                           ==========     ======
Bicycle Tires              34,965,304                  -13.99%
Wheelbarrow Tires           2,318,035                  -14.88%

                           HANGZHOU ZHONGCE SALES (SALES TAX
                                       EXCLUDED)
                                    JAN TO SEPT 2003
                           ---------------------------------
TYPE OF MOTOR VEHICLE             SALES
TIRES                            RMB'000    % OF TOTAL
---------------------           ---------   ----------
   Bias Tires                     811,003        39.68%
   Radial Tires                 1,232,646        60.32%
                                ---------   ----------
Total                           2,043,649       100.00%
                                =========   ==========

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

     GEOGRAPHICAL SALES DISTRIBUTION OF MOTOR VEHICLE TIRE - 2003

                           % OF
                         REVENUE
                           2003
REGION                   JAN-SEPT
------                   --------
Eastern China (l)          32.9%
Northern China (2)         22.0%
Western China (3)           5.8%
Southwestern China (4)      6.1%
Southern China (5)         12.2%
Export (6)                 21.0%
                          -----
Total                     100.0%
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

                            RAW MATERIAL COSTS: 2003

                       2003
                     AVERAGE
                       COST
                   PER TON (1)
                   -----------
Natural Rubber         9,180
Synthetic Rubber      10,150
Carbon Black           3,680
Nylon Cord            19,850
Steel Thread           4,180
Steel Cord            16,540

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

     In response to the issues facing the industry, Wing On shifted its business focus. An increased emphasis was placed on local tours in Hong Kong in financial year 2003. Special promotions and initiatives were launched to rebuild public confidence in travel in the region. In addition, Wing On introduced new targeted adventure, photography tours and other tours. At the same time, in order to achieve greater operational efficiencies and cost savings, Wing On implemented restructuring changes during the financial year 2003. Several of its less profitable local branches and overseas offices were closed and its loss-making transportation business was sold.

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

     Throughout 2005, Hong Kong's economy was picked up together with many countries around the world. Wing On has put considerable resources into its inbound business and the results are promising. Following the opening of the Hong Kong Disney Land and the AsiaWorld-Expo in 2005, the Skyrail to Po Nin Monastery (Ngong Ping 360) and the Wetland Park in mid-2006, the number of incoming visitors to and transit through Hong Kong is expected to grow to a significant extent. Turnover and the loss before taxation of Wing On for the year ended December 31, 2005 attained HK$1,816 million (equivalent to Rmb1,890 million) and HK$14.4 million (equivalent to Rmb15.0 million) respectively (2004: HK$1,722 million (equivalent to Rmb1,832 million) and HK$15.0 million (equivalent to Rmb15.8 million) respectively).

ORGANIZATIONAL STRUCTURE

     The Company is part of a group of companies whose ultimate parent company was CSH (the "CSH Group") as of December 31, 2005. See "Major Shareholders" in "Item 7. Major Shareholders and Related Party Transactions" of this annual report for more details.

     The chart below illustrates the simplified position of the Company within the CSH Group at December 31, 2005.

                         -------------------------------
                         |             CSH             |
                         |    (Listed in Hong Kong)    |
                         | (Incorporated in Hong Kong) |
                         |    (Investment Holding)     |
                         -------------------------------
                                        |
                                        |55.22%
                         -------------------------------
                         |         The Company         |
                         |      (Traded on OTCBB)      |
                         |  (Incorporated in Bermuda)  |
                         -------------------------------
                                        |
                                        |
                         |-----------------------------|
                         |26.0%                        |27.74%
             -------------------------   ----------------------------
             |    Hangzhou Zhongce   |   |          Wing On          |
             | (Incorporated in PRC) |   |   (Listed in Hong Kong)   |
             |  (Tire Manufacturing) |   | (Incorporated in Bermuda) |
             |                       |   |    (Investment Holding)   |
             -------------------------   -----------------------------

     The Company itself is a holding company, which has majority interests in a number of subsidiaries and international entities as of December 31, 2005. The principal subsidiaries of the Company are Container Limited ("Container"), Century Lead Limited ("Century Lead"), Capital Canton Limited ("Capital Canton"), Easy Legend Limited ("Easy Legend"), Manwide Holdings Limited ("Manwide"), Million Good Limited ("Million Good"), Sincere Ocean Limited ("Sincere Ocean"), Supreme Solution Limited ("Supreme Solution"), Wealth Faith Limited ("Wealth Faith"), Great Windfall Agents Limited ("Great Windfall"), Honest Map Limited ("Honest Map"), Leading Returns Limited ("Leading Returns"), Ventures Kingdom Limited ("Ventures Kingdom"), which all subsidiaries are the British Virgin Islands ("BVI") incorporated companies; and The Rosedale Luxury Hotel & Suites Limited ("Rosedale"), which is incorporated in the PRC.

     The chart below illustrates the simplified position of the Company after the Group Reorganization which was completed on May 19, 2006. As a result of the Group Reorganization, GDI indirectly beneficially owns all 3,000,0000 shares of supervoting common stock and 2,239,800 shares of common stock.

     Following the completion of the Group Reorganization, according to an announcement made by Hanny , an indirect shareholder of each of CSH and GDI , Hanny made an offer for the outstanding shares of GDI not held indirectly by Hanny. The offer was completed on June 16, 2006. As a result of the completion of the offer, Hanny reported ownership of 436,032,120 shares, or 98.92 % of the outstanding shares, of GDI.

                      ------------------------------------
                      | Group Dragon Investments Limited |
                      |              ("GDI")             |
                      |       (Incorporated in BVI)      |
                      |       (Investment Holding)       |
                      ------------------------------------
                                        |
                                        |55.22%
                      ------------------------------------
                      |            The Company           |
                      |         (Traded on OTCBB)        |
                      |     (Incorporated in Bermuda)    |
                      ------------------------------------
                                        |
                                        |
                     |-------------------------------------|
                     |26.0%                                |27.74%
             -------------------------      -----------------------------
             |    Hangzhou Zhongce   |      |          Wing On          |
             | (Incorporated in PRC) |      |   (Listed in Hong Kong)   |
             |  (Tire Manufacturing) |      | (Incorporated in Bermuda) |
             |                       |      |    (Investment Holding)   |
             -------------------------      -----------------------------

           CONSOLIDATED PRINCIPAL SUBSIDIARIES AS OF DECEMBER 31, 2005

                                                                       COMPANY'S
                                                                   OWNERSHIP INTEREST
                            COUNTRY OF                           ---------------------
CONSOLIDATED SUBSIDIARY   INCORPORATION   PRINCIPAL ACTIVITIES   DIRECTLY   INDIRECTLY
-----------------------   -------------   --------------------   --------   ----------
Container                      BVI        Investment holding       100%         --
Century Lead                   BVI        Investment holding       100%         --

Capital Canton                 BVI        Investment holding       100%         --
Easy Legend                    BVI        Investment holding       100%         --
Manwide                        BVI        Investment holding       100%         --
Million Good                   BVI        Investment holding       100%         --
Sincere Ocean                  BVI        Investment holding       100%         --
Supreme Solution               BVI        Investment holding       100%         --
Wealth Faith                   BVI        Investment holding       100%         --
Great Windfall                 BVI        Investment holding       100%         --
Honest Map                     BVI        Investment holding       100%         --
Leading Returns                BVI        Investment holding       100%         --
Ventures Kingdom               BVI        Investment holding       100%
Rosedale                       PRC        Property holding         100%         --

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

CHINA

     The Company have maintained representative office in the PRC upon establishment of Rosedale in Shanghai for the monitoring the acquisition of the properties.

              ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including "expect", "anticipate", "believe", "seek", "estimate", "intends", "should" or "may". Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3. Key Information - "Risk Factors." This section should be read along with our Consolidation Financial Statements included as Item 18 of this Report, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been presented and prepared in accordance with US GAAP.

OPERATING RESULTS

OVERVIEW

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

     After the completion of the above-mentioned restructuring activities, as at December 31, 2005, the Company is concentrating on its investments in major affiliates, Hangzhou Zhongce and Wing On.

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

     Shanghai, the largest city in China, is the showcase of China's fast growth and a bonanza of tourist attractions, with the increasing number of international events, such as Formula One racing and other international exhibitions and conferences being held in Shanghai on a regular basis, the Company believes that demand for short-term/long-term residential accommodations will continue to increase. The Company is optimistic that the acquisition could broaden the sources of income for the Company and strengthen its asset base. As the Company is in legal proceedings with the Vendor of the Properties over the completion of the acquisition and the acquisition is still subject to the satisfaction of various conditions, the financial results of the Company for the financial year 2005 comprised solely of the Company's share of the earnings and financial results of its affiliates in the tire and travel businesses.

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

DERIVATIVES EMBEDDED IN CERTAIN DEBT SECURITIES

     Convertible notes of Wing On held by the Company contain features that enable the Company to convert the debt securities into common stock of Wing On. These features represent embedded derivatives which are required to be accounted for separately from the related debt securities. The estimated fair value of these features is valued using a simulation model that incorporates factors such as the current price of common stock of Wing On, its volatility, time to expiration. Changes in the estimated fair value of the assets represented by these factors are adjusted to the consolidated statements of operations. The adjustments will be required until the features are either triggered or expire. The recorded value of these assets can fluctuate significantly based on changes in the value of the common stock of Wing On.

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

RESULTS OF OPERATION

The following table presents selected consolidated financial information stated as a percentage of net revenues for the years ended December 31, 2003, 2004 and 2005 (certain amounts may not calculate due to rounding and amounts may not add due to rounding).

Selected Consolidated Statement of Income Data as a Percentage of Revenue

                                                2003    2004   2005
                                               ------   ----   ----
Revenues:                                      100.00%    --     --
Cost of revenues                               (89.11%)  n/a    n/a
Gross Profit                                    10.89%   n/a    n/a
Selling, general and administrative expenses    (7.31%)  n/a    n/a
Interest income                                  0.33%   n/a    n/a
Interest expenses                               (1.18%)  n/a    n/a
Provision for income taxes                      (0.38%)  n/a    n/a
Net loss                                        (2.30%)  n/a    n/a

Fiscal year ended December 31, 2005 compared with fiscal year ended December 31, 2004

The Company

     Selling, general and administrative expenses, these costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration, as well as pension, healthcare and bonus. The selling, general and administrative expenses in 2005 amounted Rmb27.5 million, an increase of Rmb14.2 million or 106.2%, compared to Rmb13.3 million in 2004. The increase in our administrative expenses during the current year is mainly due to certain legal and professional costs incurred to date on the transaction acquiring a property situated in Shanghai, the PRC. In addition increased activity at Rosedale resulted insignificant increases in their administrative expenses.

     Operating loss from continuing operations amounted to Rmb27.5 million in fiscal year 2005 as compared with operating loss of Rmb13.3 million in fiscal year 2004. The Rmb27.5 million on operating loss from continuing operations mainly represented administrative expenses incurred for the year ended December 31, 2005.

     Interest income amounted to Rmb13 million in 2005, a decrease of Rmb8.5 million or 39.46%, compared to Rmb21.5 million in 2004. This decrease is mainly due to significant declining balance of notes receivable during the fiscal year 2005.

     Loss from continuing operations for the year ended December 31, 2005 increased to Rmb26.3 million compared to a profit of Rmb181.9 million for the last year. The loss for the fiscal year 2005 consisted primarily of a loss upon a decrease in fair value of the call option associated with the convertible note of Wing On totaling Rmb42.9 million and the Company's share of profit of Hangzhou Zhongce and Wing On in an amount of Rmb 35.1 million.

     For the year ended December 31, 2005, the Company recorded a consolidated net loss of Rmb26.3 million, or Rmb2.92 per share. By comparison, the net income and the net income per share in 2004 was Rmb181.9 million and Rmb20.18, respectively.

Tire Business

     For the year ended December 31, 2005, Hangzhou Zhongce recorded a consolidated turnover of approximately Rmb6,506 million, an increase of approximately 29.6% as compared to the same period in 2004 of approximately Rmb5,021 million. The audited consolidated net profit for the year ended December 31, 2005 increased from approximately Rmb110.1 million for the last corresponding period to approximately Rmb141.3 million for the current year.

Travel Business

     For the year ended December 31, 2005, Wing On recorded a consolidated turnover of approximately HK$1,816 million (equivalent to Rmb1,890 million), an increase of approximately 5.4% as compared to the same period in 2004 of approximately HK$1,722 million (equivalent to Rmb1,832 million). The audited consolidated net loss for the year ended December 31, 2005 decreased from net loss of approximately HK$15.0 million (equivalent to Rmb15.9 million) for the last corresponding period to net loss of approximately HK$14.3 million (equivalent to Rmb14.9 million) for the current year.

Fiscal year ended December 31, 2004 compared with fiscal year ended December 31, 2003

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

     Interest expenses decreased from Rmb33.0 million in fiscal year 2003 to Rmb0.6 million in fiscal year 2004 is in consequence of the deconsolidation effect of Hangzhou Zhongce for the full fiscal year 2004 upon the disposal of a major interest in September 2003. Profit from continuing operations for the year ended December 31, 2004 increased to Rmb181.9 million compared to a loss of Rmb56.8 million for the fiscal year 2003. The profit for the fiscal year 2004 consisted primarily of a profit upon an increase in fair value of the call option associated with the convertible note of Wing On totaling Rmb60.0 million and the Company's share of profit of Hangzhou Zhongce and Wing On in an amount of Rmb92.3 million.

     For the year ended December 31, 2004, the Company recorded a consolidated net profit of Rmb181.9 million, or Rmb20.18 per share. By comparison, the net loss and the net loss per share in 2003 was Rmb64.5 million and Rmb7.16, respectively.

Tire Business

     For the year ended December 31, 2004, Hangzhou Zhongce recorded a consolidated turnover of approximately Rmb5,021 million, an increase of approximately 32.3% as compared to the same period in 2003 of approximately Rmb3,796 million. The audited consolidated net profit for the year ended December 31, 2004 increased from approximately Rmb106.3 million for the fiscal year 2003 to approximately Rmb110.1 million for the fiscal year 2004.

Travel Business

     For the year ended December 31, 2004, Wing On recorded a consolidated turnover of approximately HK$1,722 million (equivalent to Rmb1,832 million), an increase of approximately 21.6% as compared to the same period in 2003 of approximately HK$1,416 million (equivalent to Rmb1,503 million). The audited consolidated net loss for the year ended December 31, 2004 decreased from net loss of approximately HK$428.3 million (equivalent to Rmb456.4 million) for the fiscal year 2003 to net loss of approximately HK$15.0 million (equivalent to Rmb15.9 million) for the fiscal year 2004.

IMPACT OF INFLATION

Inflation and deflation in the PRC and Hong Kong has not had a material effect on our past business. During the times of inflation, the affiliated companies of the Company have generally been able to increase the price of their products or services in order to keep pace with inflation.

TAX REGULATIONS

     For the impact of tax regulations on the Company, see Note 10 to the Consolidated Financial Statements of the Company included in "Item 18. Financial Statements".

LIQUIDITY AND CAPITAL RESOURCES

     Over the last few years, cash flow financing the operations of the Company was principally obtained from internally generated funds and bank borrowings. The Company had working capital calculated by current assets less current liabilities of Rmb112.3 million and Rmb117.1 million as of December 31, 2005 and 2004, respectively.

     In 2005, the net cash used in operating activities was approximately Rmb13.8 million compared with Rmb12.9 million provided by operating activities in 2004. The net cash used in investing activities and provided by financing activities in 2005 was approximately Rmb46.7 million and Rmb33.8 million, respectively; compared with Rmb18.4 million provided by investing activities and Rmb27.7 million used in financing activities in 2004, which was mainly due to the increase of equity ownership in Wing On.

     The Company primarily used its cash and cash equivalents, banking facilities and the cash flows from notes receivable to fund its capital expenditures, investment in and advances to affiliates and subscription of note receivables. Other than the subscription of a new convertible note from Wing On and the consideration of the Xiang Zhang Garden located in Shanghai payable upon the grant and drawdown of loans to be granted by PRC banks or financial institutions and secured by the Properties, described in Item 4 of this Form 20-F, no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Group had been entered into during the year. In management's opinion, the working capital is sufficient for the Company's present requirements.

     The Company's working capital requirements for continuing operations significantly decreased in 2005 following the disposal of the Hangzhou Zhongce Group in 2003. For the year ended December 31, 2005, the Company had used RMB0.3 million for the purchase of property, plant and equipment, compared with nil expenditure for the year ended December 31, 2004.

     In addition, cash and cash equivalents of the Company from continuing operations decreased from Rmb41.4 million at December 31, 2004 to Rmb14.7 million at December 31, 2005 of which approximately Rmb10.0 million (approximately US$1.2 million) were U.S. dollar deposit.

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

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

     On June 16, 2004, the Company entered into a conditional agreement with an independent third party in relation for the proposed acquisition of the Xiang Zhang Garden for a total consideration of Rmb450 million. A deposit of Rmb50 million was paid by Manwide on behalf of the Company upon signing of the agreement and an additional deposit of Rmb8 million was paid by the Company. Rmb380 million of the consideration will be payable upon the grant and drawdown of loans to be granted by PRC banks or financial institutions and secured by the Xiang Zhang Garden. The remaining Rmb12 million will be financed by internal resources of the Company and will be due upon completion of the transfer of the ownership of the Xiang Zhang Garden from the sellers to the Company.

TREND INFORMATION

     Following its sale of a portion of its interest in Hangzhou Zhongce in 2003, the Company does not have a majority-owned operating subsidiary as of the date of this report. Currently, the Company's financial results is largely dependent on its portion of the earnings and other results of affiliated companies, Hangzhou Zhongce and Wing On.

     Year 2005 has affirmed the Company's consistent positive outlook for the economy in China. The on-going investment strategy in China is expected to be maintained in the future. As China has already attained rich and fruited development in 2005, the Company is confident to the further growth in the economy of China and Hong Kong in time to come. Having positioned itself as a conglomerate investor in China, the Company would, however, maintain its prevalent conservative and cautious investment posture in the coming year and to contribute its effort to explore new investment opportunities.

OFF-BALANCE SHEET ARRANGEMENT

     For the year of 2005, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

As a condition precedent to the application of injunction order, the Company had issued a counter guarantee of Rmb402 million to an institution in the PRC which provided a guarantee of the same amount to the PRC Court on behalf of the Company.

               ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     The directors, executive officers and senior management of the Company as of December 31, 2005 are identified below.

DIRECTORS AND SENIOR MANAGEMENT

NAME                   AGE   POSITION                            EMPLOYED SINCE
----                   ---   --------                            --------------
Allan Yap              50    Chairman, Chief Executive Officer      2001 (1)
                             and Director of the Company
Chan Ling, Eva         40    Deputy Chairman and Director of        2004 (1)
                             the Company
Dorothy Law            36    Director                               2000
Richard Whittall       47    Independent Director and Audit         2000
                             Committee Member of the Company
David Edwin Bussmann   53    Independent Director and Audit         2000 (2)
                             Committee Member of the Company
Lien Kait Long         58    Director                               1999
Chow Chun Man, Jimmy   36    Chief Financial Officer                2003

----------
(1)  Dr. Allan Yap and Ms. Chan Ling, Eva are also executive directors of CSH

(2) Mr. David Edwin Bussmann is also an independent non-executive director of CSH

(3) Dr. Allan Yap and Mr. David Edwin Bussmann resigned as an executive director and independent non-executive director of CSH respectively on June 16, 2006

BRIEF BIOGRAPHY OF DIRECTORS AND SENIOR MANAGEMENT

     Dr. Yap, Allan, aged 50, is the chairman, chief executive officer and director of the Company. He obtained the honorary degree of Doctor of Laws and has over 24 years' experience in finance, investment and banking. Dr. Yap is the managing director of Hanny Holdings Limited ("Hanny") and an executive director of Wing On. Dr. Yap is also the chairman and chief executive officer of Burcon NutraScience Corporation ("Burcon"), a company whose shares are listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany, and an executive chairman of PSC Corporation Limited and Intraco Limited and Tat Seng Packaging Group Limited, all are public listed companies in Singapore. He is also the chairman of MRI Holdings Limited, a company whose shares are listed on Australian Stock Exchange. Dr. Yap, Allan, was appointed as a chairman, chief executive officer and director of the Company on December 1, 2004.

     Ms. Chan Ling, Eva, aged 40, is a director of the Company. She has 18 years' experience in auditing, accounting and finance in both international accounting firms and listed companies. Ms. Chan is a member of the Institute of Chartered Accountants in Australia, a fellow member of the Association of Chartered Certified Accountants and also a member of the Hong Kong Institute of Certified Public Accountants. She is a director of China Strategic Holdings Limited and MRI Holdings Limited. Ms. Chan Ling, Eva was appointed as a director of the Company on December 1, 2004.

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

     Mr. David Edwin Bussmann, aged 53, is an independent director and an audit committee member of the Company. Mr. Bussmann has more than 20 years, experience in the investment and finance field, and is very familiar with investment issues related to China, as well as sectors such as technology, real estate, and direct investment. He previously worked at Salomon Brothers, Citibank, Bank of America and Prudential Asia.

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

     Mr. Lien Kait Long, aged 58, is a director of the Company. Mr. Lien holds a bachelor's degree in commerce and is a member of Institute of Certified Public Accounts of Singapore and the CPA Australia. He has over 34 years' experience in finance, accounting, investment and banking. He is also a director of MRI Holdings Limited, a company whose shares are listed on the Australian Stock Exchange. Mr. Lien is also director of Jishan Holdings Limited, Mediastream Limited, 8Telecom International Holdings Co. Ltd, companies listed on the Singapore Exchange Securities Trading Limited.

     Mr. Chow Chun Man, Jimmy, aged 36, has been appointed as the Chief Financial Officer on September 24, 2003. Mr. Chow holds a Bachelor Degree in Accountancy and is a member for both of the Australian Society of Certified Practicing Accountants and the Hong Kong Society of Accountants. He has over 12 years' of experiences in auditing, financial reporting and corporate finance. Mr. Chow is also a Vice President of Hanny.

     There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above. None of the directors or executive officers was elected or appointed pursuant to an arrangement or understanding with any third party.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

     For the year ended December 31, 2005, the aggregate amount of compensation and bonuses paid by the Company and its subsidiaries as a compensation to all directors and executive officers, for service in all capacities, was approximately Rmb1 million (US$0.12 million). The grant of bonuses is determined at the discretion of the board of directors.

     The following table summarizes the compensation are received by our executive and non-executive directors in the year 2005.

DIRECTORS' COMPENSATION

NAME                SALARY (RMB)   TOTAL (RMB)
----                ------------   -----------
Executive
Yap, Allan             161,400       161,400
Chan Ling, Eva         161,400       161,400
Non-Executive
Dorothy Law            161,400       161,400
Lien Kait Long         161,400       161,400
Richard Whittall       161,400       161,400
David E. Bussmann      161,400       161,400

BOARD PRACTICES

     All directors of the Company will hold office until the next annual meeting of the shareholders and their successors are elected and qualified. The annual general meeting of the Company will be held on September 29, 2006, all six existing members will be re-appointed to the board of directors of the Company.

     No director of the Company entered into any service contract nor entitled to any benefits upon termination of employment with the Company.

     The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. As of August 25, 2006, the audit committee of the Company consists of Mr. Richard Whittall and Mr. David Edwin Bussmann.

EMPLOYEES

     The Company disposed of Yinchuan CSI during 2003 and Hangzhou Zhongce became an affiliate of the Company in September 2003. Before the disposition of Yinchuan and Hangzhou Zhongce by the Company, there were approximately 10,000 employees. As of December 31, 2003, 2004 and 2005, there were no employees in the Company. Pursuant to a management and administrative services agreement between the Company and CSH in 1993 and renewed for a term of three years in 2000 and 2003, CSH provides certain management and administrative services to the Company. See Note 14(b) to Consolidated Financial Statements in "Item 18 Financial Statements" for more details.

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

     As of December 31, 2005, none of the Company's directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations.

            ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     Based on filings on Schedule 13G under the Exchange Act and public announcement of CSH and Hanny pursuant to Hong Kong Stock Exchange rules, as of July 2, 2006, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company.

NAME OF HOLDER                       NUMBER OF SHARES HELD   PERCENTAGE OF CLASS
--------------                       ---------------------   -------------------
Group Dragon Investment Limited(1)         5,239,500                55.2%
Peconic Partners LLC(2)                      878,875                 9.7%

(1) Consists of 3,000,000 shares of supervoting common stock, each share having 10 votes on resolutions of shareholders, and 2,239,800 of common stock, each share having 1 vote on resolutions of shareholders, As part of the Group Reorganization, effective on May 19, 2006, CSH transferred to a wholly-owned subsidiary of GDI 2,239,800 shares of the Company's common stock previously held indirectly and 3,000,000 shares of the Company's supervoting common stock previously held directly. As a result of the Group Reorganization, CSH does not have beneficial ownership of any shares of either of the Company's class of common stock. GDI has shared voting and dispositive control over 3,000,000 shares of the Company's supervoting common stock, or 100% of the total number of supervoting common stock outstanding, and 2,239,800 shares of the Company's common stock, or 37.22% of the total common stock outstanding. As of June 16, 2006, Hanny Holdings Limited indirectly owns 436,032,120 shares of GDI, or 98.92% of the total common stock outstanding of GDI. For a discussion of the Group Reorganization, see "Item 4. Information on the Company - History and Development of the Company.

(2) According to Amendment No. 15 to a report on Schedule 13G filed on February 7, 2006 (the "Amended Schedule 13G"), Peconic Partners LLC (formerly known as FLA Advisers LLC), an investment adviser registered with the U.S. Securities and Exchange Commission ("Peconic Partners") had shared voting and dispositive control over 878,875 shares of common stock or 9.7% for the total number of shares outstanding. Peconic shares investment and dispositive power over the shares with various investment advisory clients of Peconic, including Peconic International Fund, Ltd. (formerly FLA International Fund Ltd.), a Bermuda company which reported shared ownership with Peconic Partners of 489,400 shares or 5.4% of the total outstanding. According to Amended Schedule 13G, various client of the reporting persons (Peconic Partners and Peconic International Fund Ltd.) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Company's common stock reflected in the Amended Schedule 13G..

     According to the shareholders list, dated May 19, 2006, provided to the Company by its transfer agent, there are 76 shareholders (representing all issued common stock of 6,017,310 shares) of record of the Company's common stock. Among them, 75 holders of the Company's common stock (holding 6,017,110 common shares) are resident in the United States. All issued supervoting common stock is held by CSH, the major shareholder of the Company which was incorporated in Hong Kong.

RELATED PARTY TRANSACTIONS

DUE FROM/TO ULTIMATE PARENT COMPANY

     The amounts due from/to ultimate parent company are unsecured, non-interest bearing and have no fixed terms of repayment. The aggregate amount was approximately Rmb4,030,000 and Rmb37,426,000 as at December 31, 2003 and 2004, respectively. As at December 31, 2005, the Company has a balance due to ultimate parent company amounted to Rmb7,149,000.

DUE TO A FELLOW SUBSIDIARY

     The amount due to fellow subsidiary was unsecured, non-interest bearing and had no fixed terms of repayment. The aggregate amount as of December 31, 2004 was Rmb50,000,000, compared with nil balances as of December 31, 2003 and 2005.

ADVANCE TO AN AFFILIATE

     The amount advance to an affiliate was unsecured, interest bearing and repayable upon demand. The aggregate amount was approximately Rmb95,695,000 and Rmb91,384,000 as at December 31, 2003 and 2004, respectively. As at December 31, 2005, the Company has a balance on advance to an affiliate amounted Rmb110,972,000 and other than the aggregated amounted to Rmb93,421,000 is due on December 31, 2006, the remainder is repayable upon demand.

MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT

     Pursuant to a management and administrative services agreement between the Company and CSH in 1993 and renewed in 1997, 2000 and 2003, in each case for a term of three years, CSH provides certain management services to the Company for an annual fee of US$30,000 (Rmb248,000). In addition, the Company has agreed to reimburse CSH for administrative services not covered by the management and administrative services agreement rendered on behalf of the Company on a cost plus 5% basis, in the aggregate amount of approximately Rmb5,708,000, Rmb6,192,000 and Rmb4,798,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

SALES TO/PURCHASES FROM RELATED PARTIES

     Hangzhou Zhongce recorded sales to related companies of approximately Rmb194,971,000 for the nine months ended September 30, 2003 that have been reflected in the Company's consolidated financial statements.

     Hangzhou Zhongce paid to an affiliate subcontracting charges of approximately Rmb277,470,000 for the nine months ended September 30, 2003 for tire processing that have been reflected in the Company's consolidated financial statements.

     These transactions were carried out after negotiations between Hangzhou Zhongce and the respective related companies in the ordinary course of business and on the basis of the estimated market value as determined by the management of Hangzhou Zhongce. There was no sales to/purchases from related parties for the years ended December 31, 2004 and 2005, in consequence of the deconsolidation effect of Hangzhou Zhongce upon the disposal of a major interest in September 2003.

RELATED PARTY GUARANTEES

There have been no related parties transactions during the most recent two years, other than as described above, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any executive or independent director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

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

DIVIDEND POLICY

     On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2003, 2004 and 2005, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will also depend on the Company's results of operations and financial condition, and other factors deemed relevant by its board of directors.

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

     During 2003, 2004 and 2005, no distribution of dividends was made from any subsidiary.

     The board of directors of Hangzhou Zhongce declared a dividend of Rmb39,220,000 for the year ended 2002, which was paid in June 2003. As a result of its percentage ownership interest in Hangzhou Zhongce, the Company received a dividend payment of Rmb20,002,200 in June 2003. For the years ended December 31, 2004 and 2005, the Company did not receive any dividend from Hangzhou Zhongce upon the disposal of a major interest in September 2003.

SIGNIFICANT CHANGES

     CSH, the parent company of the Company, had been informed by two substantial shareholders of CSH, that they have entered into the share sale agreement with the offeror on March 10, 2005 pursuant to which and subject to, inter alia, the implementation of the Group Reorganization as stated below in full, the offeror agreed to acquire 135,000,000 shares (equivalent to 67,500,000 consolidated shares of CSH upon the Capital Reorganization having become effective) from each of the two substantial shareholders, which shares represent approximately an aggregate of 30.6% of the issued share capital of CSH, for an aggregate consideration of HK$52,110,000, equivalent to about HK$0.193 per share (or HK$0.386 per consolidated share).

CSH announced the following proposals (collectively as the "Group
Reorganization"), which resolutions were approved and passed at the Extraordinary General Meeting of CSH held on October 6, 2005, that would result in below:

(iv) CSH continuing to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments;

(v) all other subsidiaries of CSH carrying on sand mining business, property development, and investment holding business (including the Company), and all other associates of CSH carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services (including the equity investment affiliates of the Company) being grouped under Group Dragon Investments Limited ("GDI"), a wholly-owned subsidiary of CSH, and its subsidiaries; and

(vi) the distribution in specie of the GDI shares to the shareholders of CSH whose names appear on the register of members of CSH on the record date on the basis of one GDI share for one consolidated share of CSH.

The Group Reorganization was completed on May 19, 2006.

As a result of the Group Reorganization, GDI indirectly beneficially owns all 3,000,0000 shares of supervoting common stock and 2,239,800 shares of common stock.

Following the completion of the Group Reorganization, according to an announcement made by Hanny, an indirect shareholder of each of CSH and GDI, Hanny made an offer for the outstanding shares of GDI not held indirectly by Hanny. The offer was completed on June 16, 2006. As a result of the completion of the offer, Hanny reported ownership of 436,032,120 shares, or 98.92 % of the outstanding shares, of GDI, and become the ultimate parent company of the Company.

     On March 23, 2006, Wing On entered into agreements with the Company and another holder of its convertible notes in relation to the issuance of new convertible notes. Under the agreements Wing On would issue new convertible notes to the Company or its nominee for a consideration of HK$300.0 million (Rmb312.3 million), settled in cash by the Company. The new convertible notes provide the Company rights to convert the notes into new shares of Wing On during a period of five years from the date of issue, at the Company's discretion, at an initial conversion price of HK$0.79 per share of Wing On, subject to adjustments. The transaction was completed on June 8, 2006.

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

     The following table set forth, for the periods indicated the high and low closing sale prices of the common stock as reported by NYSE from January 1, 2000 to September 27, 2002 and by the OTCBB from November 26, 2002 to December 31, 2005.

YEAR ENDED          HIGH    LOW
----------          ----   ----
December 31, 2005   2.30   0.31
December 31, 2004   6.90   1.03
December 31, 2003   3.50   0.25
December 31, 2002   2.00   0.20
December 31, 2001   2.90   0.71

     The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2005 and each of the most recent period.

QUARTER ENDED        HIGH    LOW
-------------        ----   ----
June 30, 2006        2.55   1.63
March 31, 2006       2.59   0.40
December 31, 2005    1.70   0.31
September 30, 2005   2.30   1.10
June 30, 2005        1.82   1.45
March 31, 2005       2.10   1.65
December 31, 2004    2.60   1.03
September 30, 2004   3.10   1.75
June 30, 2004        3.55   2.20
March 31, 2004       6.90   2.55
December 31, 2003    3.50   1.70
September 30, 2003   2.00   1.35

     The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

MONTH ENDED         HIGH    LOW
-----------         ----   ----
June 30, 2006       2.55   2.25
May 31, 2006        2.25   1.85
April 30, 2006      2.05   1.63
March 31, 2006      2.00   1.63
February 28, 2006   2.59   1.63
January 31, 2006    1.62   0.40

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

     Contract for acquisition dated June 16, 2004 between Shanghui Jiu Sheng Investment Company Limited, an independent third party, as a seller and the Company as a buyer for the acquisition of seller's interest in the Xiang Zhang Garden, for cash consideration of Rmb450,000,000.

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

     A conditional subscription agreement dated March 23, 2006 entered into between the Company and Wing On in relation to the subscription by the Company of the HK$300 million 2% convertible exchangeable notes due 2011 of Wing On which entitle the holders thereof to convert the outstanding principal into Wing On shares at the initial conversion price of HK$0.79 per share of Wing On.

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

     Historically, both Hong Kong dollars and Renminbi are pegged to the U.S. dollars. As a result, exchange rate of the Hong Kong dollars to Renminbi fluctuated within a narrow range. However, on July 21, 2005, the PBOC adjusted the exchange rate of U.S. dollars to Renminbi from 1:8.27 to 1:8.11, resulting in an approximately 2% appreciation in the value of Renminbi against the U.S. dollars. As Hong Kong dollars are pegged to the U.S. dollars, such adjustment has effectively resulted in an approximately 2% appreciation in the value of Renminbi against the Hong Kong dollars. For more details, see "RISK FACTORS - FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS".

     As of December 31, 2005, the Company had no open forward contracts or option contracts. The Company's cash on hand as of December 31, 2005 was Rmb14.7 million of which approximately Rmb10.0 million equivalents (approximately US$1.2 million) were held in U.S. dollar deposit.

INTEREST RATE FLUCTUATIONS

The Company did not have any short-term or long-term debt as of December 31, 2004 and 2005.

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

     During 2005, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

                                ITEM 16. RESERVED

                   ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     As the Company's common stock is not currently listed on a U.S. national securities exchange, the Company is not obligated to have an audit committee of the board of directors. The Company has, however, had an Audit Committee for many years and continues to do so. The Company's Board of Directors has determined that the two members of the Audit Committee, Mr. Richard Whittall and Mr. David Edwin Bussmann, do not qualify as "audit committee financial experts" as defined by Item 401(h) of Regulation S-K adopted pursuant to the Exchange Act. The Company is currently in the process of seeking a qualified financial expert for the audit committee. Each of Mr. Whittall and Mr. Bussmann is an independent director of the Company.

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

                 ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu has served as our independent registered public accounting firm for each of the two fiscal years in the period ended December 31, 2005, for the audit of the consolidated financial statements of the Company appearing in this annual report.

     The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu in 2005 and 2004.

                       2005      2004
                     US$'000   US$'000
                     -------   -------
Audit Fees             469       315
Audit-Related Fees      --        --
Tax Fees (1)            --        --
All Other Fees          --        --
                       ---       ---
Total                  469       315
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

All tax services provided to the Company by Deloitte Touche Tohmatsu in 2005 and 2004 were pre-approved by the audit committee.

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

                                    PART III

                                    ITEM 17.

See the Index to Consolidated Financial Statements accompany this report beginning page F-1.

     Pursuant to Article 3-09 of Regulation S-X of the Exchange Act, separate financial statements of significant unconsolidated companies of the Company prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") or reconciled to U.S. GAAP must be filed as part of the Company's Form 20-F. For the year ended December 31, 2003, 2004 and 2005, Wing On was a significant affiliate of the Company in accordance with
Article 3-09 of Regulation S-X and for the year ended December 31, 2003, Hangzhou Zhongce changed from a subsidiary to a significant affiliate of the Company under Article 3-09 of Regulation S-X and remains as a significant affiliate of the Company for the years ended December 31, 2004 and 2005. Wing On prepared its financial statements in accordance with accounting principles generally accepted in Hong Kong ("Wing On Statements") and Hangzhou Zhongce prepared its statutory financial statements in accordance with the accounting principles and the relevant financial regulations as established by the Ministry of Finance of the PRC ; however, for the purposes of complying with Article 3-09 of Regulation S-X, Hangzhou Zhongce prepared separate financial statements in accordance with U.S. GAAP ("Hangzhou Zhongce Statements").

     Pursuant to Article 3-09 of Regulation S-X, Wing On Statements for the three years ended December 31, 2005, 2004 and 2003, including a reconciliation to U.S. GAAP, are set out as follows.

WING ON TRAVEL (HOLDINGS) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 31 DECEMBER 2003, 2004 AND 2005

CONTENTS                                                                PAGE(S)
--------                                                              ----------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                   F-1
CONSOLIDATED INCOME STATEMENTS                                            F-2
CONSOLIDATED BALANCE SHEETS                                            F-3 & F-4
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY                              F-5
CONSOLIDATED CASH FLOW STATEMENTS                                      F-6 & F-7
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                        F-8 - F-79

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF WING ON TRAVEL (HOLDINGS) LIMITED
(incorporated in Bermuda with limited liability)

We have audited the accompanying consolidated balance sheets of Wing On Travel (Holdings) Limited and its subsidiaries (the "Company") as at 31 December 2005 and 2004 and the related consolidated statements of income, changes in equity, and cash flows for the three years ended 31 December 2005, 2004 and 2003, all expressed in Hong Kong dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2005 and 2004 and the results of their operations and their cash flows for the three years ended 31 December 2005, 2004 and 2003 in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of profit for the year ended 31 December 2005 and loss for the two years ended 31 December 2004 and 2003 and the determination of equity and financial position at 31 December 2005 and 2004, to the extent summarized in note 55.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong, 31 March 2006 (31 July 2006 as to note 52)

WING ON TRAVEL (HOLDINGS) LIMITED

CONSOLIDATED INCOME STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003, 2004 and 2005

                                                                  NOTES       2005          2004          2003
                                                                  -----   -----------    ----------   -----------
                                                                            HK$'000        HK$'000      HK$'000
                                                                                         (Restated)    (Restated)
Turnover                                                            7      1,815,718     1,722,177     1,416,235
Direct operating costs                                                    (1,469,298)   (1,426,652)   (1,258,481)
                                                                          ----------     ---------    ----------
Gross profit                                                                 346,420       295,525       157,754
Other operating income                                              9         20,415        20,784        22,536
Distribution costs                                                           (53,041)      (51,039)      (38,809)
Administrative expenses                                                     (259,810)     (241,063)     (202,699)
Discount on acquisition of subsidiaries                           43(a)       34,574            --            --
Decrease in fair value of investments held for trading                       (14,761)           --            --
Net unrealized holding loss on other investments                                  --          (127)       (2,849)
Increase in fair value of investment property                       17           619         2,000           170
Realized gain on derivative financial instruments                              5,650            --            --
Reversal of impairment loss (impairment loss recognized)
   in respect of leasehold land and buildings                       16         4,874         4,511          (301)
Reversal of impairment loss (impairment loss recognized)
   in respect of properties under construction                      16           900        (1,100)       (2,400)
Impairment loss recognized in respect of
   available-for-sale investments                                 19(b)       (1,167)           --            --
Impairment loss recognized in respect of investments
   in securities                                                                  --        (5,659)      (26,974)
Release of negative goodwill arising from acquisition
   of subsidiaries                                                  22            --         1,863            --
Amortization of goodwill arising on acquisition of subsidiaries                   --            --          (496)
Loss on disposal of investment securities                                         --            --       (31,098)
Loss on disposal of interest in a co-operative joint venture                      --            --       (20,000)
Finance costs                                                       10       (59,376)      (66,282)      (34,916)
Share of results of associates                                      18         8,006          (195)     (114,431)
Loss on partial disposal of subsidiaries                                      (3,177)           --            --
Gain (loss) on disposal of associates                                             --        37,930       (23,471)
Impairment loss recognized in respect of interest in
   an associate                                                                   --            --       (31,717)
Loss on disposal of discontinued operation                          44            --            --       (32,697)
                                                                          ----------     ---------    ----------
Profit (loss) before taxation                                       11        30,126        (2,852)     (382,398)
Taxation credit                                                     13         2,108            23         1,718
                                                                          ----------     ---------    ----------
Profit (loss) for the year                                                    32,234        (2,829)     (380,680)
                                                                          ==========     =========    ==========
Attributable to:
   Shareholders of the parent                                                 31,109         8,556      (380,680)
   Minority interests                                                          1,125       (11,385)           --
                                                                          ----------     ---------    ----------
                                                                              32,234        (2,829)     (380,680)
                                                                          ==========     =========    ==========
Dividends                                                           14         8,752            --            --
                                                                          ==========     =========    ==========

                                                                              HK$            HK$          HK$
                                                                                         (Restated)   (Restated)
Earnings (loss) per share
  Basic                                                             15          0.07          0.04         (2.08)
                                                                                ====          ====         =====
  Diluted                                                           15           N/A           N/A          N/A
                                                                                ====          ====         =====

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
AT 31 DECEMBER 2005

                                               NOTES      2005         2004
                                               -----   ---------   ----------
                                                        HK$'000      HK$'000
                                                                   (Restated)
Non-current assets
   Property, plant and equipment                 16    1,702,860    1,708,682
   Investment property                           17           --        3,400
   Interest in associates                        18      220,422        1,989
   Available-for-sale investments                19       92,625           --
   Investments in securities                     20           --       93,789
   Goodwill                                      21       50,862       50,215
   Negative goodwill                             22           --      (72,651)
   Investment deposits                           24      201,419      221,695
   Club debenture, at cost                                   713          713
                                                       ---------    ---------
                                                       2,268,901    2,007,832
                                                       ---------    ---------
Current assets
   Property held for sale, at cost                            98           98
   Inventories                                   25        6,113        5,807
   Amounts due from related companies            26       65,177        6,522
   Amounts due from associates                   27      122,449          391
   Trade and other receivables                   28      324,505      276,500
   Loan receivables                              29      180,926      131,000
   Investments held for trading                  30        9,086           --
   Investments in securities                     20           --        2,778
   Tax recoverable                                            37           31
   Pledged bank deposits                         47        6,925        6,800
   Trading cash balances                         31          284          246
   Bank balances and cash                                 43,103      134,317
                                                       ---------    ---------
                                                         758,703      564,490
Asset classified as held for sale                17        4,019           --
                                                       ---------    ---------
                                                         762,722      564,490
                                                       ---------    ---------
Current liabilities
   Trade and other payables                      32      277,368      234,441
   Loans from related companies                  33      361,500      260,778
   Amounts due to associates                     27       11,016       11,327
   Amounts due to related companies              34       48,289       17,598
   Obligations under finance leases - amount
      due within one year                        35           62          378
   Borrowings - amount due within one year       36       38,325       57,066
                                                       ---------    ---------
                                                         736,560      581,588
                                                       ---------    ---------
Net current assets (liabilities)                          26,162      (17,098)
                                                       ---------    ---------
Total assets less current liabilities                  2,295,063    1,990,734
                                                       ---------    ---------

                                               NOTES      2005        2004
                                               -----   ---------   ----------
                                                        HK$'000      HK$'000
                                                                   (Restated)
Non-current liabilities
   Loans from related companies                  33           --     112,098
   Obligations under finance leases - amount
      due after one year                         35           31          93
   Borrowings - amount due after one year        36      271,308     300,395
   Convertible notes                             37           --      41,350
   Promissory note                               38      365,000     365,000
   Deferred taxation                             39      244,680     243,354
                                                       ---------   ---------
                                                         881,019   1,062,290
                                                       ---------   ---------
Net assets                                             1,414,044     928,444
                                                       =========   =========
Capital and reserves
   Share capital                                 40      437,586     322,267
   Reserves                                      42      541,390     307,875
                                                       ---------   ---------
Equity attributable to shareholders of the
   parent                                                978,976     630,142
Minority interests                                       435,068     298,302
                                                       ---------   ---------
Total equity                                           1,414,044     928,444
                                                       =========   =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2005

                                                                                Investment
                                                                                 property    Convertible
                                           Share        Share       Special    revaluation      notes      Translation   Goodwill
                                          capital      premium      reserve      reserve       reserve       reserve      reserve
                                         ---------   ----------   ----------   -----------   -----------   -----------   --------
                                         HK$'000       HK$'000      HK$'000      HK$'000       HK$'000       HK$'000      HK$'000
                                                                  (Note 42b)
At 1 January 2003
   - as originally stated                  183,167    1,019,606       55,554         573            --         (111)      (9,767)
   - effects of changes in accounting
      policies (notes 2 and 3)                  --           --           --        (573)       20,468           --           --
                                         ---------   ----------   ----------     -------       -------      -------       ------
   - as restated                           183,167    1,019,606       55,554          --        20,468         (111)      (9,767)
                                         ---------   ----------   ----------     -------       -------      -------       ------
Exchange difference arising on
   translation of financial statements
   of operations outside Hong Kong              --           --           --          --            --         (286)          --
Share of reserve of an associate                --           --           --          --            --           73           --
                                         ---------   ----------   ----------     -------       -------      -------       ------
Net expense recognized directly
   in equity                                    --           --           --          --            --         (213)          --
Loss for the year                               --           --           --          --            --           --           --
                                         ---------   ----------   ----------     -------       -------      -------       ------
Total recognized income and
   expense for the year                         --           --           --          --            --         (213)          --
                                         ---------   ----------   ----------     -------       -------      -------       ------
                                           183,167    1,019,606       55,554          --        20,468         (324)      (9,767)
Transfer to investments in
   securities on reclassification
   of investments                               --           --           --          --            --           --        9,767
Acquisition of a subsidiary                     --           --           --          --            --           --           --
                                         ---------   ----------   ----------     -------       -------      -------       ------
At 31 December 2003                        183,167    1,019,606       55,554          --        20,468         (324)          --
                                         ---------   ----------   ----------     -------       -------      -------       ------
Exchange difference arising on
   translation of financial statements
   of operations outside Hong Kong              --           --           --          --            --         (757)          --
Profit (loss) for the year                      --           --           --          --            --           --           --
                                         ---------   ----------   ----------     -------       -------      -------       ------
Total recognized income and
   expense for the year                         --           --           --          --            --         (757)          --
                                         ---------   ----------   ----------     -------       -------      -------       ------
                                           183,167    1,019,606       55,554          --        20,468       (1,081)          --
Recognition of equity component
   of convertible notes                         --           --           --          --        75,863           --           --
Conversion into shares from
   convertible notes                       102,500      102,500           --          --       (62,213)          --           --
Issue of shares                             36,600       65,880           --          --            --           --           --
Share issue expenses                            --       (3,832)          --          --            --           --           --
Acquisition of subsidiaries                     --           --           --          --            --           --           --
Realization on liquidation of
   a subsidiary                                 --           --           --          --            --         (847)          --
Transfer due to redemption of
   convertible notes                            --           --           --          --       (20,468)          --           --
                                         ---------   ----------   ----------     -------       -------      -------       ------
At 31 December 2004                        322,267    1,184,154       55,554          --        13,650       (1,928)          --
Opening balance adjustments
   arising from adoption of new
   accounting policies (notes 2
   and 3)                                       --           --           --          --            --           --           --
                                         ---------   ----------   ----------     -------       -------      -------       ------
At 1 January 2005, as restated             322,267    1,184,154       55,554          --        13,650       (1,928)          --
                                         ---------   ----------   ----------     -------       -------      -------       ------
Exchange difference arising on
   translation of financial statements
   of operations outside Hong Kong              --           --           --          --            --       11,015           --
Profit for the year                             --           --           --          --            --           --           --
                                         ---------   ----------   ----------     -------       -------      -------       ------
Total recognized income and
   expense for the year                         --           --           --          --            --       11,015           --
                                         ---------   ----------   ----------     -------       -------      -------       ------
                                           322,267    1,184,154       55,554          --        13,650        9,087           --
Conversion into shares from
   convertible notes                        27,919       27,081           --          --       (13,650)          --           --
Issue of shares                             87,400      118,920           --          --            --           --           --
Share issue expenses                            --       (6,482)          --          --            --           --           --
Acquisition of subsidiaries                     --           --           --          --            --           --           --
Partial disposal of subsidiaries                --           --           --          --            --           --           --
Cancellation of share premium
   (note 42a)                                   --   (1,323,673)   1,323,673          --            --           --           --
Set off against accumulated
   losses                                       --           --   (1,120,764)         --            --           --           --
Dividends                                       --           --           --          --            --           --           --
Dividends paid to  minority
   shareholders of subsidiaries                 --           --           --          --            --           --           --
                                         ---------   ----------   ----------     -------       -------      -------       ------
At 31 December 2005                        437,586           --      258,463          --            --        9,087           --
                                         =========   ==========   ==========     =======       =======      =======       ======

                                                                   Attributable to
                                                     Accumulated    shareholders
                                         Statutory     (losses)         of the        Minority
                                          reserves      profits         parent        interests      Total
                                         ---------   -----------   ---------------   ----------   ----------
                                          HK$'000      HK$'000         HK$'000         HK$'000      HK$'000
At 1 January 2003
   - as originally stated                      150     (594,596)       654,576               --      654,576
   - effects of changes in accounting
      policies (notes 2 and 3)                  --       (6,959)        12,936               --       12,936
                                          --------   ----------       --------       ----------   ----------
   - as restated                               150     (601,555)       667,512               --      667,512
                                          --------   ----------       --------       ----------   ----------
Exchange difference arising on
   translation of financial statements
   of operations outside Hong Kong              --           --           (286)              --         (286)
Share of reserve of an associate                --           --             73               --           73
                                          --------   ----------       --------       ----------   ----------
Net expense recognized directly
   in equity                                    --           --           (213)              --         (213)
Loss for the year                               --     (380,680)      (380,680)              --     (380,680)
                                          --------   ----------       --------       ----------   ----------
Total recognized income and
   expense for the year                         --     (380,680)      (380,893)              --     (380,893)
                                          --------   ----------       --------       ----------   ----------
                                               150     (982,235)       286,619               --      286,619
Transfer to investments in
   securities on reclassification
   of investments                               --           --          9,767               --        9,767
Acquisition of a subsidiary                     --           --             --           29,778       29,778
                                          --------   ----------       --------       ----------   ----------
At 31 December 2003                            150     (982,235)       296,386           29,778      326,164
                                          --------   ----------       --------       ----------   ----------
Exchange difference arising on
   translation of financial statements
   of operations outside Hong Kong              --           --           (757)              --         (757)
Profit (loss) for the year                      --        8,556          8,556          (11,385)      (2,829)
                                          --------   ----------       --------       ----------   ----------
Total recognized income and
   expense for the year                         --        8,556          7,799          (11,385)      (3,586)
                                          --------   ----------       --------       ----------   ----------
                                               150     (973,679)       304,185           18,393      322,578
Recognition of equity component
   of convertible notes                         --           --         75,863               --       75,863
Conversion into shares from
   convertible notes                            --        9,506        152,293               --      152,293
Issue of shares                                 --           --        102,480               --      102,480
Share issue expenses                            --           --         (3,832)              --       (3,832)
Acquisition of subsidiaries                     --           --             --          279,909      279,909
Realization on liquidation of
   a subsidiary                                 --           --           (847)              --         (847)
Transfer due to redemption of
   convertible notes                            --       20,468             --               --           --
                                          --------   ----------       --------       ----------   ----------
At 31 December 2004                            150     (943,705)       630,142          298,302      928,444
Opening balance adjustments
   arising from adoption of new
   accounting policies (notes 2
   and 3)                                       --       72,651         72,651               --       72,651
                                          --------   ----------       --------       ----------   ----------
At 1 January 2005, as restated                 150     (871,054)       702,793          298,302    1,001,095
                                          --------   ----------       --------       ----------   ----------
Exchange difference arising on
   translation of financial statements
   of operations outside Hong Kong              --           --         11,015            4,724       15,739
Profit for the year                             --       31,109         31,109            1,125       32,234
                                          --------   ----------       --------       ----------   ----------
Total recognized income and
   expense for the year                         --       31,109         42,124            5,849       47,973
                                          --------   ----------       --------       ----------   ----------
                                               150     (839,945)       744,917          304,151    1,049,068
Conversion into shares from
   convertible notes                            --        1,623         42,973               --       42,973
Issue of shares                                 --           --        206,320               --      206,320
Share issue expenses                            --           --         (6,482)              --       (6,482)
Acquisition of subsidiaries                     --           --             --          110,945      110,945
Partial disposal of subsidiaries                --           --             --           25,977       25,977
Cancellation of share premium
   (note 42a)                                   --           --             --               --           --
Set off against accumulated
   losses                                       --    1,120,764             --               --           --
Dividends                                       --       (8,752)        (8,752)              --       (8,752)
Dividends paid to  minority
   shareholders of subsidiaries                 --           --             --           (6,005)      (6,005)
                                          --------   ----------       --------       ----------   ----------
At 31 December 2005                            150      273,690        978,976          435,068    1,414,044
                                          ========   ==========       ========       ==========   ==========

See notes to consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

                                                                             2005       2004         2003
                                                                           -------   ----------   ----------
                                                                           HK$'000     HK$'000      HK$'000
                                                                                     (Restated)   (Restated)
Cash flows from operating activities
   Profit (loss) before taxation                                            30,126      (2,852)    (382,398)
   Adjustments for:
      Share of results of associates                                        (8,006)        195      114,431
      Depreciation and amortization of property, plant and equipment        60,743      57,057       24,575
      Interest income                                                       (4,722)     (3,381)      (1,150)
      Interest expenses                                                     59,358      66,149       32,457
      Finance lease charges                                                     18         133        2,459
      Loss on disposal of property, plant and equipment                        480         220       28,587
      Loss on partial disposal of subsidiaries                               3,177          --           --
      (Gain) loss on disposal of associates                                     --     (37,930)      23,471
      Loss on disposal of other investments                                     --          11          465
      Allowance for irrecoverable trade debts                                  476       1,262           --
      Increase in fair value of investment property                           (619)     (2,000)        (170)
      Impairment loss recognized in respect of available-for-sale
         investments                                                         1,167          --           --
      Impairment loss recognized in respect of investments in securities        --       5,659       26,974
      (Reversal of impairment loss) impairment loss recognized in
         respect of properties under construction                             (900)      1,100        2,400
      (Reversal of impairment loss) impairment loss recognized
         in respect of leasehold land and buildings                         (4,874)     (4,511)         301
      Discount on acquisition of subsidiaries                              (34,574)         --           --
      Release of negative goodwill arising from acquisition
         of subsidiaries                                                        --      (1,863)          --
      Amortization of goodwill arising on acquisition of subsidiaries           --          --          496
      Decrease in fair value of investments held for trading                14,761          --           --
      Net unrealized holding loss on other investments                          --         127        2,849
      Loss on disposal of discontinued operations                               --          --       32,697
      Loss on disposal of investment securities                                 --          --       30,633
      Loss on disposal of interest in a co-operative joint venture              --          --       20,000
      Impairment loss recognized in respect of interest in an associate         --          --       31,717
                                                                           -------    --------     --------
Operating cash flows before movement in working capital                    116,611      79,376       (9,206)
                                                                           -------    --------     --------
Movement in working capital
   (Increase) decrease in inventories                                         (306)        254          540
   Decrease (increase) in amounts due from related companies                 1,439      (3,594)      (1,972)
   Decrease (increase) in amounts due from associates                        8,980       1,916       (7,282)
   (Increase) decrease in trade and other receivables                      (47,407)    139,499      (46,582)
   (Increase) decrease in trading cash balances                                (38)        170          747
   Increase (decrease) in trade and other payables                          40,697    (111,100)      26,950
   Decrease in amounts due to associates                                      (481)       (807)     (13,354)
   Increase (decrease) in amounts due to related companies                  30,113     (77,065)       1,340
                                                                           -------    --------     --------
                                                                            32,997     (50,727)     (39,613)
                                                                           -------    --------     --------

                                                                 NOTES     2005        2004         2003
                                                                 -----   --------   ----------   ----------
                                                                          HK$'000     HK$'000      HK$'000
                                                                                    (Restated)   (Restated)
Cash generated from (used in) operations                                  149,608      28,649      (48,819)
Interest paid                                                             (57,735)    (53,578)     (12,429)
Finance lease charges paid                                                    (18)       (133)      (2,459)
Taxation in other jurisdictions (paid) refunded                               (63)         28          724
                                                                         --------    --------     --------
Net cash from (used in) operating activities                               91,792     (25,034)     (62,983)
                                                                         --------    --------     --------
Cash flows from investing activities
   Proceed on partial disposal of subsidiaries                             22,800          --           --
   Interest received                                                        4,722       3,381        1,150
   Proceeds from disposal of property, plant and equipment                  1,671       9,908       41,611
   Acquisition of subsidiaries                                     43    (151,298)    (47,387)          --
   Advances to related companies                                          (60,090)         --           --
   Net cash outflow of loans advanced to certain
      companies and individuals                                           (49,926)    (36,050)      (9,678)
   Purchase of property, plant and equipment                              (30,040)    (18,669)     (23,028)
   Capital contribution to an associate                                   (24,038)         --           --
   Purchase of investments held for trading                               (21,069)         --           --
   Payment for investment deposits                                           (474)   (221,695)          --
   (Increase) decrease in pledged bank deposits                              (125)     (6,410)         412
   Proceeds from disposals of associates and advances                          --     188,988       13,219
   Acquisition of associates and advances                                      --     (82,135)          --
   Purchase of other investments                                               --         (58)      (5,571)
   Purchase of investment securities                                           --          (1)          --
   Refund of other long term investment                                        --      70,500           --
   Proceeds from disposal of other investments                                 --          12        4,860
   Investment in an associate                                                  --          --          (82)
   Disposal of discontinued operation (net of cash and
      cash equivalents disposed of)                                            --          --       26,911
                                                                         --------    --------     --------
Net cash (used in) from investing activities                             (307,867)   (139,616)      49,804
                                                                         --------    --------     --------
Cash flows from financing activities
   Proceeds from issue of new shares for cash,
      net of expenses of HK$6,482,000
      (2004: HK$3,832,000 and 2003: nil)                                  199,838      98,648           --
   New bank loans and other loans raised                                   14,424       5,569       61,096
   Repayment of bank loans and other loans                                (34,071)    (89,599)    (209,909)
   Net cash (outflow) inflow from loans from related companies            (11,376)    141,564      224,838
   Dividends paid                                                          (8,752)         --           --
   Dividends paid to minority shareholders of subsidiaries                 (6,005)         --           --
   Repayment of obligations under finance leases                             (378)     (1,182)      (4,619)
   Proceeds from issue of convertible notes                                    --      70,200           --
   Redemption of convertible notes                                             --     (64,325)          --
                                                                         --------    --------     --------
Net cash from financing activities                                        153,680     160,875       71,406
                                                                         --------    --------     --------
Net (decrease) increase in cash and cash equivalents                      (62,395)     (3,775)      58,227
Cash and cash equivalents at beginning of the year                        106,136     111,709       53,793
Effect of foreign exchange rate changes                                      (638)     (1,798)        (311)
                                                                         --------    --------     --------
Cash and cash equivalents at end of the year                       46      43,103     106,136      111,709
                                                                         ========    ========     ========

See notes to consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2005

1.   GENERAL

     Wing On Travel (Holdings) Limited (together with its subsidiaries referred to as the "Company") is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed in the corporate information of the annual report.

     The consolidated financial statements are presented in Hong Kong dollars which is the functional currency of the Company.

     The Company is engaged in the business of providing package tours, travel and other related services and hotel operation.

     These consolidated financial statements have been prepared for the special purpose of filing with the United States Securities and Exchange Commission for the purpose of complying with Article 3-09 of Regulation S-X of the Securities Act 1933. This filing requirement is based on the Company being a significant investee of China Enterprises Limited ("CEL").

2.   APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS

     In the current year, the Company has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations ("INTs") (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates has been changed as required by HKAS 1 "Presentation of financial statements". The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Company's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented.

     Business combinations

     In the current year, the Company has applied HKFRS 3 "Business combinations" ("HKFRS 3") which is effective for business combinations for which the agreement date is on or after 1 January 2005. The principal effects of the application of HKFRS 3 to the Company are summarized below:

     Goodwill

     In previous years, goodwill arising on acquisition prior to 1 April 2001 was held in reserves, and goodwill arising on acquisition after 1 April 2001 was capitalized and amortized over its estimated useful life. The Company has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognized in reserves was transferred to investments in securities on reclassification of investments during the year ended 31 December 2003. With respect to goodwill previously capitalized on the consolidated balance sheets, the Company has discontinued amortizing such goodwill from 1 January 2005 onwards and such goodwill will be tested for impairment at least annually. Goodwill arising on acquisition after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortization of goodwill has been charged in the current year. Comparative figures for 2003 and 2004 have not been restated (see note 3 for the financial impact).

     Excess of the Company's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

     In accordance with HKFRS 3, any excess of the Company's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognized immediately in profit or loss in the period in which the acquisition takes place. In previous years, negative goodwill arising on acquisition was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Company has derecognized all negative goodwill on 1 January 2005, which was previously presented as a deduction from assets, with a corresponding adjustment to the Company's accumulated (losses) profits (see note 3 for the financial impact).

     Financial instruments

     In the current year, the Company has applied HKAS 32 "Financial instruments: disclosure and presentation" ("HKAS 32") and HKAS 39 "Financial instruments: Recognition and measurement" ("HKAS 39"). HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarized below:

     Convertible notes

     The principal impact of HKAS 32 on the Company is in relation to convertible notes issued by the Company that contain both liability and equity components. Previously, convertible notes were classified as liabilities on the consolidated balance sheet. HKAS 32 requires an issuer of a compound financial instrument that contains both financial liability and equity components to separate the compound financial instrument into the liability and equity components on initial recognition and to account for these components separately. In subsequent periods, the liability component is carried at amortized cost using the effective interest method. Because HKAS 32 requires retrospective application, comparative figures for 2003 and 2004 have been restated in order to reflect the increase in effective interest on the liability component (see note 3 for the financial impact).

     Classification and measurement of financial assets and financial liabilities

     The Company has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

     By 31 December 2004, the Company classified and measured its debt and equity securities in accordance with the benchmark treatment of the Statement of Standard Accounting Practice 24 "Accounting for investments in securities" ("SSAP 24"). Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealized gains or losses included in the profit or loss. Held-to-maturity investments are carried at amortized cost less impairment losses (if any). From 1 January 2005 onwards, the Company has classified and measured its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognized in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortized cost using the effective interest method after initial recognition.

     On 1 January 2005, the Company classified and measured its debt and equity securities in accordance with the transitional provisions of HKAS 39. As a result of the adoption of HKAS 39, the Company has redesignated "investments in securities" recorded in the consolidated balance sheet at 1 January 2005 amounting to HK$93,789,000 as "available-for-sale investments" and HK$2,778,000 as "investments held for trading".

     Financial assets and financial liabilities other than debt and equity securities

     From 1 January 2005 onwards, the Company has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognized in profit or loss directly. "Other financial liabilities" are carried at amortized cost using the effective interest method after initial recognition. These requirements of HKAS 39 did not have any financial impact to the Company.

     Derivatives and hedging

     From 1 January 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the non-derivative host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognized in profit or loss for the period in which they arise. Since there were no derivative financial instruments as at 1 January 2005, accordingly, opening balance adjustments have not been made.

     Hotel properties

     Hong Kong Interpretation 2 "The appropriate accounting policies for hotel properties" ("HK INT 2") clarifies the accounting policy for owner-operated hotel properties. In previous years, the Company's self-operated hotel properties were carried at cost less accumulated impairment loss and were not subject to depreciation. HK INT 2 requires owner-operated properties to be classified as property, plant and equipment in accordance with HKAS 16 "Property, plant and equipment", and therefore be accounted for either using the cost model or the revaluation model. The Company has resolved to account for these hotel properties using the cost model. In the absence of any specific transitional provisions in HK INT 2, the new accounting policy has been applied retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

     Owner-occupied leasehold interest in land

     In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current year, the Company has applied HKAS 17 "Leases" ("HKAS 17"). Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortized over the lease term on a straight line basis. This change in accounting policy has been applied retrospectively. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. As the directors consider the allocation between the land and buildings elements cannot be made reliably, no restatement has been made in the financial statements.

     Investment properties

     In the current year, the Company has, for the first time, applied HKAS 40 "Investment property" ("HKAS 40"). The Company has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognized directly in the profit or loss for the year in which they arise. In previous years, investment properties under the predecessor SSAP were measured at open market values, with revaluation surplus or deficit credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and a revaluation surplus subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Company has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 retrospectively. Comparative figures for 2003 and 2004 have been restated (see note 3 for the financial impact).

     Deferred taxes related to investment properties

     In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Company has applied Hong Kong Standing Interpretations Committee Interpretation 21 "Income taxes - recovery of revalued non-depreciable assets" (HK(SIC) INT 21") which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflects the tax consequences that would follow from the manner in which the Company expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) INT 21, this change in accounting policy has been applied retrospectively but did not have any financial impact to the Company.

     The Company has not early applied the following new standards and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these Standards or Interpretations will have no material impact on the consolidated financial statements of the Company.

HKAS 1  (Amendment)   Capital disclosure (1)
HKAS 19 (Amendment)   Actuarial gains and losses, group plans and
                      disclosures (2)
HKAS 21 (Amendment)   Net investment in a foreign operation (2)
HKAS 39 (Amendment)   Cash flow hedge accounting of forecast intragroup
                      transactions (2)
HKAS 39 (Amendment)   The fair value option (2)
HKAS 39 and HKFRS 4   Financial guarantee contracts (2)
   (Amendments)
HKFRS 6               Exploration for and evaluation of mineral resources (2)
HKFRS 7               Financial instruments: Disclosures (1)
HK(IFRIC) - INT 4     Determining whether an arrangement contains a lease (2)
HK(IFRIC) - INT 5     Rights to interests arising from decommissioning,
                      restoration and environmental rehabilitation funds (2)
HK(IFRIC) - INT 6     Liabilities arising from participating in a specific
                      market - waste electrical and electronic equipment (3)
HK(IFRIC) - INT 7     Applying the restatement approach under HKAS 29
                      "Financial Reporting in Hyperinflationary Economies" (4)

(1)  Effective for annual periods beginning on or after 1 January 2007.

(2)  Effective for annual periods beginning on or after 1 January 2006.

(3)  Effective for annual periods beginning on or after 1 December 2005.

(4)  Effective for annual periods beginning on or after 1 March 2006.

3.   SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

     The effects of the changes in the accounting policies described above on the results for the current and prior years are as follows:

                                                  2005      2004      2003
                                                -------   -------   -------
                                                HK$'000   HK$'000   HK$'000
Recognition of discount on acquisition
   directly in the income statement              34,574        --        --
Decrease in amortization of goodwill              2,543        --        --
Increase in fair value of investment property       619     2,000       163
Depreciation of owner-operated hotel
   properties                                   (30,119)  (30,119)       --
Increase in interest on the liability
   component of convertible notes                (1,623)  (12,571)   (9,871)
Decrease in negative goodwill released
   to income                                     (1,863)       --        --
                                                -------   -------   -------
Increase in profit (loss) for the year            4,131   (40,690)   (9,708)
                                                =======   =======   =======

3.   SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES - continued

     An analysis of the increase in profit (loss) for the year by line items presented according to their function is as follows:

                                                  2005      2004      2003
                                                -------   -------   -------
                                                HK$'000   HK$'000   HK$'000
Discount on acquisition of subsidiaries          34,574        --        --
Decrease in amortization of goodwill              2,543        --        --
Increase in fair value of investment property       619     2,000       163
Increase in administrative expenses             (30,119)  (30,119)       --
Increase in finance costs                        (1,623)  (12,571)   (9,871)
Decrease in negative goodwill released
   to income                                     (1,863)       --        --
                                                -------   -------    ------
                                                  4,131   (40,690)   (9,708)
                                                =======   =======    ======

     The cumulative effects of the application of the new HKFRSs as at 31 December 2004 and 1 January 2005 are summarized below:

                                       At       Effect    Effect    Effect   Effect       At       Effect   Effect     At
                                  31 December     of        of       of       of     31 December     of      of     1 January
                                     2004      HK INT 2   HKAS 1   HKAS 32  HKAS 40      2004     HKFRS 3  HKAS 39     2005
                                  -----------  --------  --------  -------  -------  -----------  -------  -------  ----------
                                    HK$'000    HK$'000    HK$'000  HK$'000  HK$'000     HK$'000   HK$'000  HK$'000    HK$'000
                                  (Originally                                         (Restated)                    (Restated)
                                    stated)
Balance sheet items affected:
Property, plant and equipment      1,738,801   (30,119)        --       --      --    1,708,682        --       --   1,708,682
Available-for-sale investments            --        --         --       --      --           --        --   93,789      93,789
Investments in securities             96,567        --         --       --      --       96,567        --  (96,567)         --
Negative goodwill                    (72,651)       --         --       --      --      (72,651)   72,651       --          --
Investments held for trading              --        --         --       --      --           --        --    2,778       2,778
Convertible notes                    (55,000)       --         --   13,650      --      (41,350)       --       --     (41,350)
Other assets and liabilities        (762,804)       --         --       --      --     (762,804)       --       --    (762,804)
                                   ---------   -------   --------   ------  ------    ---------    ------  -------   ---------
Total effects on assets
   and liabilities                   944,913   (30,119)        --   13,650      --      928,444    72,651       --   1,001,095
                                   =========   =======   ========   ======  ======    =========    ======  =======   =========
Share capital and other reserves   1,560,197        --         --       --      --    1,560,197        --       --   1,560,197
Investment property revaluation
   reserve                             2,736        --         --       --  (2,736)          --        --       --          --
Convertible notes reserve                 --        --         --   13,650      --       13,650        --       --      13,650
Accumulated losses                  (930,191)  (16,250)        --       --   2,736     (943,705)   72,651       --    (871,054)
Minority interests                        --   (13,869)   312,171       --      --      298,302        --       --     298,302
                                   ---------   -------   --------   ------  ------    ---------    ------  -------   ---------
Total effects on equity              632,742   (30,119)   312,171   13,650      --      928,444    72,651       --   1,001,095
Minority interests                   312,171        --   (312,171)      --      --           --        --       --          --
                                   ---------   -------   --------   ------  ------    ---------    ------  -------   ---------
                                     944,913   (30,119)        --   13,650      --      928,444    72,651       --   1,001,095
                                   =========   =======   ========   ======  ======    =========    ======  =======   =========

     The financial effects of the application of the new HKFRSs to the Company's equity at 1 January 2004 are summarized below:

                                        As
                                    originally   Effect of   Effect of   Effect of       As
                                      stated       HKAS 1     HKAS 32     HKAS 40     restated
                                   -----------   ---------   ---------   ---------   ----------
                                     HK$'000      HK$'000     HK$'000     HK$'000      HK$'000
Share capital and other reserves    1,258,153          --          --        --       1,258,153
Investment property revaluation
   reserve                                736          --          --      (736)             --
Convertible notes reserve                  --          --      20,468        --          20,468
Accumulated losses                   (965,568)         --     (17,403)      736        (982,235)
Minority interests                         --      29,778          --        --          29,778
                                    ---------     -------     -------      ----      ----------
Total effects on equity               293,321      29,778       3,065        --         326,164
Minority interests                     29,778     (29,778)         --        --              --
                                    ---------     -------     -------      ----      ----------
                                      323,099          --       3,065        --         326,164
                                    =========     =======     =======      ====      ==========

3.   SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES - continued

     The financial effects of the application of the new HKFRSs to the Company's equity at 1 January 2003 are summarized below:

                                       As                                   At
                                   originally   Effect of   Effect of    1 January
                                     stated      HKAS 32     HKAS 40       2003
                                   ----------   ---------   ---------   ----------
                                     HK$'000     HK$'000     HK$'000      HK$'000
                                                                        (Restated)
Share capital and other reserves   1,248,599          --        --      1,248,599
Investment property
   revaluation reserve                   573          --      (573)            --
Convertible notes reserve                 --      20,468        --         20,468
Accumulated losses                  (594,596)     (7,532)      573       (601,555)
                                   ---------     -------      ----      ---------
Total effects on equity              654,576      12,936        --        667,512
                                   =========     =======      ====      =========

4.   SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

     The consolidated financial statements have been prepared in accordance with HKFRSs issued by HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance.

     Basis of consolidation

     The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. All inter-company transactions and balances within the Company are eliminated on consolidation.

     The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

     Minority interests in the net assets of consolidated subsidiaries are presented separately from the Company's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Company except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

     Goodwill

     Goodwill arising on acquisition prior to 1 January 2005

     Goodwill arising on an acquisition of a subsidiary for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Company's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary at the date of acquisition.

     Goodwill arising on acquisition prior to 1 April 2001 continues to be held in reserves, and will be charged to the retained earnings at the time when the business to which the goodwill relates is disposed of or when a cash-generated unit to which the goodwill relates becomes impaired.

     For previously capitalized goodwill arising on acquisition after 1 April 2001, the Company has discontinued amortization from 1 January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

     Goodwill arising on acquisition on or after 1 January 2005

     Goodwill arising on an acquisition of a subsidiary for which the agreement date is on or after 1 January 2005 represents the excess of the cost of acquisition over the Company's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

     Capitalized goodwill arising on an acquisition of a subsidiary is presented separately in the consolidated balance sheet.

     For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

     On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalized is included in the determination of the amount of profit or loss on disposal.

     Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisition")

     A discount on acquisition arising on an acquisition of a subsidiary for which an agreement date is on or after 1 January 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognized immediately in profit or loss.

     As explained in note 3 above, all negative goodwill at 1 January 2005 has been derecognized with a corresponding adjustment to the Company's accumulated (losses) profits.

     Investments in associates

     The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Company's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Company's share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

     Where a group entity transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company's interest in the relevant associate.

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

     Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

     Income from disposal of investments is recognized when the risks and rewards of the ownership of the investments have been transferred.

     Sales of goods are recognized when goods are delivered and title has been passed.

     Sales of other assets are recognized upon the execution of a binding sale agreement.

     Property, plant and equipment

     Property, plant and equipment other than properties under construction are stated at cost or fair value less subsequent accumulated depreciation and amortization and accumulated impairment losses.

     Depreciation and amortization is provided to write off the cost or fair value of items of property, plant and equipment other than properties under construction over their estimated useful lives, using the straight line method.

     Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets.

     Properties under construction are stated at cost less accumulated impairment losses. Cost includes all development expenditure and other direct costs attributable to such projects. Properties under construction are not depreciated until completion of construction. Cost on completed properties is transferred to other categories of property, plant and equipment.

     The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease.

     An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognized.

     Investment properties

     On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

     An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year in which the item is derecognized.

     Financial instruments

     Financial assets and financial liabilities are recognized on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

     FINANCIAL ASSETS

     The Company's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

     Financial assets at fair value through profit or loss

     Financial assets at fair value through profit or loss represent financial assets held for trading. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

     Loans and receivables

     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including amounts due from related companies, amounts due from associates, trade and other receivables, loan receivables and bank deposits) are carried at amortized cost using the effective interest method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

     Available-for-sale financial assets

     Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss. Any impairment losses on available-for-sale financial assets are recognized in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

     For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

     FINANCIAL LIABILITIES AND EQUITY

     Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

     An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. The Company's financial liabilities generally include other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

     Other financial liabilities

     Other financial liabilities including trade and other payables, loans from related companies, amounts due to associates, amounts due to related companies, obligations under finance leases, borrowings and promissory note are subsequently measured at amortized cost, using the effective interest rate method.

     Convertible notes

     Convertible notes issued by the Company that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible notes and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the loan notes into equity, is included in equity (convertible notes reserve).

     In subsequent periods, the liability component of the convertible notes is carried at amortized cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible notes reserve until the embedded option is exercised (in which case the balance stated in convertible notes reserve will be transferred to share premium). Where the option remains unexercised at the expiry date, the balance stated in convertible notes reserve will be released to the accumulated profits. No gain or loss is recognized in profit or loss upon conversion or expiration of the option.

     Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method.

     Equity instruments

     Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

     DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING

     The Company uses derivative financial instruments to hedge its exposure against changes in the fair value certain of its investments held for trading. Such derivatives are measured at fair value regardless of whether they are designated as effective hedging instruments.

     The Company's derivative financial instruments do not meet the requirements of hedge accounting in accordance with HKAS 39, accordingly, such derivatives are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognized directly in profit or loss.

     DERECOGNITION

     Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

     For financial liabilities, they are removed from the Company's consolidated balance sheet (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss.

     Non-current assets held for sale

     Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

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

     Impairment (other than goodwill)

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

     The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

     Deferred tax is recognized on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

     Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

     Leasing

     Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

     The Company as lessor

     Rental income from operating leases is recognized in the consolidated income statement on a straight line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight line basis over the lease term.

     The Company as lessee

     Assets held under finance leases are recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

     Rentals payable under operating leases are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognized as a reduction of rental expense over the lease term on a straight line basis.

     Borrowing costs

     All borrowing costs are recognized as and included in finance costs in the consolidated income statement in the period in which they are incurred.

     Foreign currencies

     In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are re-translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

     Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise. Exchange differences arising on the re-translation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the re-translation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

     For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Company's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

     Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognized in the translation reserve.

     Retirement benefit costs

     Payments to the Company's defined contribution retirement benefit plans, state-managed retirement benefit schemes and/or the Mandatory Provident Fund Scheme are charged as expenses as they fall due.

5.   KEY SOURCES OF ESTIMATION UNCERTAINTY

     Estimated impairment of goodwill

     Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. As at 31 December 2005, the carrying amount of goodwill is HK$50,862,000. Details of the recoverable amount calculation are disclosed in note 23.

6.   FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

     The Company's major financial instruments include trade and other receivables, loan receivables, amounts due from associates, amounts due from related companies, bank balances and cash, trade and other payables, loans from related companies, borrowings, convertible notes and promissory note. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

     Currency risk

     Several subsidiaries of the Company have sales and trade receivables denominated in foreign currencies, which expose the Company to foreign currency risk. The Company currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

     Fair value interest rate risk

     The Company's fair value interest rate risk relates to its fixed-rate borrowings. However, the management considered the risk is insignificant to the Company.

     Cash flow interest rate risk

     The Company's cash flow interest rate risk relates primarily to variable-rate bank borrowings. The Company currently does not have any policy on cash flow hedges of interest rate risk. However, the management monitors interest rate exposure and will consider hedging significant interest rate risk should the need arise.

     Credit risk

     The Company's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 December 2005 in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the credit risk, the management of the Company has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Company reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Company's credit risk is significantly reduced.

7.   TURNOVER

     Turnover represents the amounts received and receivable from outside customers, less trade discounts and returns during the year. An analysis of the Company's turnover is as follows:

                                 2005        2004        2003
                              ---------   ---------   ---------
                               HK$'000     HK$'000     HK$'000
Travel and related services   1,591,962   1,532,143   1,291,906
Hotel and leisure services      223,756     190,034          --
Transportation services              --          --     124,329
                              ---------   ---------   ---------
                              1,815,718   1,722,177   1,416,235
                              =========   =========   =========

8.   BUSINESS AND GEOGRAPHICAL SEGMENTS

     Business segments

     During the two years ended 31 December 2005 and 2004, for management purposes, the Company was organized into two operating divisions - travel and related services, and hotel and leisure services. In 2003, the Company was also involved in the business of transportation services that was discontinued in October 2003. These divisions are the basis on which the Company reports its primary segment information.

     Segment information about these businesses is presented as follows:

                                                Travel and   Hotel and
                                                  related     leisure
                                                 services     services   Elimination   Consolidated
                                                ----------   ---------   -----------   ------------
                                                  HK$'000     HK$'000      HK$'000        HK$'000
For the year ended 31 December 2005
TURNOVER
External sales                                   1,591,962    223,756          --       1,815,718
Inter-segment sales                                     --      1,264      (1,264)             --
                                                 ---------    -------      ------       ---------
Total                                            1,591,962    225,020      (1,264)      1,815,718
                                                 =========    =======      ======       =========
Inter-segment sales are charged at prevailing
   market price.

RESULTS
Segment results                                     56,427     28,249          --          84,676
                                                 =========    =======      ======
Interest income                                                                             4,722
Discount on acquisition of subsidiaries                 --     34,574          --          34,574
Realized gain on derivative financial
   instruments                                                                              5,650
Increase in fair value of investment
   property                                                                                   619
Impairment loss recognized in respect
   of available-for-sale investments                                                       (1,167)
Decrease in fair value of investments
   held for trading                                                                       (14,761)
Unallocated corporate expenses                                                            (29,640)
Finance costs                                                                             (59,376)
Share of results of associates                        (396)     8,402          --           8,006
Loss on partial disposal of subsidiaries                --     (3,177)         --          (3,177)
                                                                                        ---------
Profit before taxation                                                                     30,126
Taxation credit                                                                             2,108
                                                                                        ---------
Profit for the year                                                                        32,234
                                                                                        =========

                                                Travel and   Hotel and
                                                  related     leisure
                                                 services     services   Consolidated
                                                ----------   ---------   ------------
                                                  HK$'000     HK$'000       HK$'000
At 31 December 2005
ASSETS
Segment assets                                   903,727     1,754,845     2,658,572
Interest in associates                            20,823       199,599       220,422
Unallocated corporate assets                                                 152,629
                                                                           ---------
Consolidated total assets                                                  3,031,623
                                                                           =========
LIABILITIES
Segment liabilities                              279,116        57,546       336,662
Unallocated corporate liabilities                                          1,280,917
                                                                           ---------
Consolidated total liabilities                                             1,617,579
                                                                           =========
OTHER INFORMATION
Capital additions                                 24,672         6,761        31,433
Goodwill arising from acquisition of
   subsidiaries                                      647            --           647
Depreciation and amortization of
   property, plant and equipment                   6,088        54,655        60,743
Reversal of impairment loss in respect of
   leasehold land and buildings                   (4,874)           --        (4,874)
Reversal of impairment loss in respect of
   properties under construction                    (900)           --          (900)
Loss on disposal of property, plant and
   equipment                                         175           305           480
Allowance for irrecoverable trade debts              476            --           476
                                                 =======     =========     =========

                                                Travel and   Hotel and
                                                  related     leisure
                                                 services     services   Elimination   Consolidated
                                                ----------   ---------   -----------   ------------
                                                  HK$'000     HK$'000       HK$'000       HK$'000
For the year ended 31 December 2004
TURNOVER
External sales                                  1,532,143     190,034          --       1,722,177
Inter-segment sales                                    --       1,234      (1,234)             --
                                                ---------     -------      ------       ---------
Total                                           1,532,143     191,268      (1,234)      1,722,177
                                                =========     =======      ======       =========
Inter-segment sales are charged at prevailing
   market price.
RESULTS
Segment results                                    49,349       3,582          --          52,931
                                                =========     =======      ======
Interest income                                                                             3,381
Increase in fair value of investment
   property                                                                                 2,000
Net unrealized holding loss on other
   investments                                                                               (127)
Impairment loss recognized in respect
   of investments in securities                                                            (5,659)
Unallocated corporate expenses                                                            (26,831)
Finance costs                                                                             (66,282)
Share of results of associates                       (195)         --          --            (195)
Gain on disposal of associates                     37,930          --          --          37,930
                                                                                        ---------
Loss before taxation                                                                       (2,852)
Taxation credit                                                                                23
                                                                                        ---------
Loss for the year                                                                          (2,829)
                                                                                        =========

                                                Travel and   Hotel and
                                                  related     leisure
                                                 services     services   Consolidated
                                                ----------   ---------   ------------
                                                  HK$'000     HK$'000       HK$'000
At 31 December 2004
ASSETS
Segment assets                                   728,181     1,667,209     2,395,390
Interest in associates                             1,989            --         1,989
Unallocated corporate assets                                                 174,943
                                                                           ---------
Consolidated total assets                                                  2,572,322
                                                                           =========
LIABILITIES
Segment liabilities                              198,949        62,723       261,672
Unallocated corporate liabilities                                          1,382,206
                                                                           ---------
Consolidated total liabilities                                             1,643,878
                                                                           =========
OTHER INFORMATION
Capital additions                                  5,221     1,696,828     1,702,049
Goodwill arising from acquisition of
   subsidiaries                                   50,215            --        50,215
Depreciation and amortization of
   property, plant and equipment                   4,204        52,853        57,057
Impairment losses recognized                       6,759            --         6,759
Reversal of impairment loss in respect
   of leasehold land and buildings                (4,511)           --        (4,511)
Loss (profit) on disposal of property,
   plant and equipment                               365          (145)          220
Allowance for irrecoverable trade debts            1,262            --         1,262
                                                 =======     =========     =========

                                                Continuing
                                                 operation    Discontinued
                                                Travel and      operation
                                                  related    Transportation
                                                 services       services      Elimination   Consolidated
                                                ----------   --------------   -----------   ------------
                                                  HK$'000        HK$'000        HK$'000        HK$'000
For the year ended 31 December 2003
TURNOVER
External sales                                   1,291,906       124,329            --        1,416,235
Inter-segment sales                                     --         5,248        (5,248)              --
                                                 ---------       -------        ------        ---------
Total                                            1,291,906       129,577        (5,248)       1,416,235
                                                 =========       =======        ======        =========
Inter-segment sales are charged at prevailing
   market price.
RESULTS
Segment results                                    (60,214)      (20,169)           --          (80,383)
                                                 =========       =======        ======
Interest income                                                                                   1,150
Increase in fair value of investment
   property                                                                                         170
Net unrealized holding loss on other
   investments                                                                                   (2,849)
Loss on disposal of investments in
   securities                                                                                   (31,098)
Unallocated corporate expenses                                                                  (32,156)
Finance costs                                                                                   (34,916)
Loss on disposal of associates                     (23,471)           --            --          (23,471)
Share of results of associates                    (114,431)           --            --         (114,431)
Impairment loss recognized in respect
   of interest in an associate                     (31,717)           --            --          (31,717)
Loss on disposal of discontinued
   operation                                            --       (32,697)           --          (32,697)
                                                                                              ---------
Loss before taxation                                                                           (382,398)
Taxation credit                                                                                   1,718
                                                                                              ---------
Loss for the year                                                                              (380,680)
                                                                                              =========

     Geographical segments

     No geographical segment information in respect of the Company's operations has been presented as over 90% of the Company's operations were derived from Hong Kong.

     The analysis of carrying amount of segment assets and additions to property, plant and equipment and intangible assets by the geographical area in which the assets are located is as follows:

                                                            Additions to
                                                         property, plant and
                                    Carrying amount         equipment and
                                   of segment assets      intangible assets
                                 ---------------------   -------------------
                                    2005        2004       2005       2004
                                 ---------   ---------   -------   ---------
                                  HK$'000     HK$'000    HK$'000     HK$'000
The People's Republic of China
   (excluding Hong Kong) (the
   "PRC")                        1,300,296   1,348,309     2,262   1,074,210
Hong Kong                        1,340,663   1,034,736    28,855     677,865
South-east Asia                    144,202     120,914       925         137
Japan and Korea                     23,771      64,710        --          --
Others                               2,269       1,664        38          52
                                 ---------   ---------    ------   ---------
                                 2,811,201   2,570,333    32,080   1,752,264
                                 =========   =========    ======   =========

9.   OTHER OPERATING INCOME

                                                 2005      2004      2003
                                               -------   -------   -------
                                               HK$'000   HK$'000   HK$'000
An analysis of the Company's other operating
   income is as follows:
Exchange gain                                       81       135       335
Income on sales of computer systems for
   online travel reservation and
   communication software                       12,218        --        --
Interest income                                  4,722     3,381     1,150
Net income on sale of computer program
   source code                                      --        --     3,000
Recovery of overseas sales tax                      --        --     8,242
Sundry income                                    3,394    17,268     9,809
                                                ------    ------    ------
                                                20,415    20,784    22,536
                                                ======    ======    ======

10.  FINANCE COSTS

                                                 2005      2004      2003
                                               -------   -------   -------
                                               HK$'000   HK$'000   HK$'000
Interest on obligations under finance leases        18       133     2,459
Interest on borrowings wholly repayable
   within five years                            41,386    39,997    17,504
Interest on convertible notes                    1,982    16,331    14,953
Interest on promissory note                     15,990     9,821        --
                                                ------    ------    ------
Total finance costs                             59,376    66,282    34,916
                                                ======    ======    ======

11.  PROFIT (LOSS) BEFORE TAXATION

                                                        2005      2004      2003
                                                      -------   -------   -------
                                                      HK$'000   HK$'000   HK$'000
Profit (loss) before taxation has been arrived
   at after charging:
Allowance for irrecoverable trade debts                   476     1,262        --
Auditors' remuneration                                  4,644     2,878     1,792
Cost of inventories recognized as expenses             21,768    20,490     2,005
Depreciation and amortization on:
   Owned assets                                        60,533    56,408    19,689
   Assets held under finance leases                       210       649     4,886
Information technology development expenses                --        --     1,136
Loss on disposal of other investments                      --        11       465
Loss on disposal of property, plant and
   equipment                                              480       220    28,587
Minimum lease payments paid in respect of
   rented premises                                     13,832    12,913    12,459
Share of tax of associates (included in share
   of results of associates)                               61        --        --
Staff costs *                                         135,399   128,023    80,194
and after crediting:
Rental income from investment property and premises
   within the hotel properties less outgoings
   of HK$495,000
   (2004: HK$79,000 and 2003: nil)                     15,218    12,993       109
Rental income from motor vehicles                         388        74        --
Share of taxation credit of associates
   (included in share of results of associates)            --        --       357
                                                      =======   =======    ======

* The amount includes retirement benefit scheme contributions (net of forfeiture) of HK$6,908,000 (2004: HK$5,910,000 and 2003: HK$1,879,000).

12.  DIRECTORS' REMUNERATION AND HIGHEST PAID EMPLOYEES

     Details of emoluments paid by the Company to each of the directors are as follows:

     For the year ended 31 December 2005

                                                       Retirement
                                          Salaries      benefit
                                         and other       scheme         Total
                                 Fees     benefits   contributions   emoluments
                               -------   ---------   -------------   ----------
                               HK$'000    HK$'000       HK$'000        HK$'000
Executive directors:
Mr. Yu Kam Kee, Lawrence
   B.B.S., M.B.E., J.P            --          --           --              --
Mr. Cheung Hon Kit                --       1,265            5           1,270
Dr. Yap, Allan                    --          --           --              --
Mr. Chan Pak Cheung, Natalis      --          --           --              --
Mr. Lui Siu Tsuen, Richard        --          --           --              --
Ms. Luk Yee Lin, Ellen            --         664           12             676
Non-executive director:
Mr. Chan Yeuk Wai                 --       1,800           12           1,812
Independent non-executive
   directors:
Mr. Kwok Ka Lap, Alva             --          39           --              39
Mr. Sin Chi Fai                   47          --           --              47
Mr. Wong King Lam, Joseph         50          --           --              50
                                 ---       -----          ---           -----
                                  97       3,768           29           3,894
                                 ===       =====          ===           =====

     For the year ended 31 December 2004

                                                       Retirement
                                          Salaries      benefit
                                         and other       scheme         Total
                                 Fees     benefits   contributions   emoluments
                               -------   ---------   -------------   ----------
                               HK$'000    HK$'000       HK$'000        HK$'000
Executive directors:
Mr. Yu Kam Kee, Lawrence
   B.B.S., M.B.E., J.P.            --          --           --              --
Mr. Cheung Hon Kit                --       2,890           12           2,902
Dr. Yap, Allan                    --          --           --              --
Mr. Chan Pak Cheung, Natalis      --          --           --              --
Mr. Lui Siu Tsuen, Richard        --          --           --              --
Ms. Luk Yee Lin, Ellen            --         664           12             676
Dr. Chan Kwok Keung, Charles *    --          --           --              --
Non-executive directors:
Mr. Chan Yeuk Wai                 --       2,923           45           2,968
Mr. Fok Kin-ning, Canning *       --          --           --              --
Ms. Shih, Edith *                 --          --           --              --
Independent non-executive
   directors:
Mr. Kwok Ka Lap, Alva             30          --           --              30
Mr. Sin Chi Fai #                 --          --           --              --
Mr. Wong King Lam, Joseph #       --          --           --              --
Mr. Lai Hing Chiu, Dominic *      --          --           --              --
                                 ---       -----          ---           -----
                                  30       6,477           69           6,576
                                 ===       =====          ===           =====

     For the year ended 31 December 2003

                                                       Retirement
                                          Salaries      benefit
                                         and other       scheme         Total
                                 Fees     benefits   contributions   emoluments
                               -------   ---------   -------------   ----------
                               HK$'000    HK$'000       HK$'000        HK$'000
Executive directors:
Mr. Yu Kam Kee, Lawrence
   B.B.S., M.B.E., J.P.            --          --           --              --
Mr. Cheung Hon Kit                --          --           --              --
Dr. Yap, Allan                    --          --           --              --
Mr. Chan Pak Cheung, Natalis      --          --           --              --
Mr. Lui Siu Tsuen, Richard        --          --           --              --
Ms. Luk Yee Lin, Ellen            --         710           12             722
Dr. Chan Kwok Keung, Charles *    --          --           --              --
Mr. Lee Chun Ting, Alex **        --         790           85             875
Non-executive directors:
Mr. Chan Yeuk Wai                 --       1,980          210           2,190
Mr. Fok Kin-ning, Canning *       --          --           --              --
Ms. Shih, Edith *                 --          --           --              --
Independent non-executive
   directors:
Mr. Kwok Ka Lap, Alva             --          --           --              --
Mr. Lai Hing Chiu, Dominic *     200          --           --             200
Mr. Lam Kwong Siu **              --          --           --              --
                                 ---       -----          ---           -----
                                 200       3,480          307           3,987
                                 ===       =====          ===           =====

*    The directors resigned in 2004.

**   The directors resigned in 2003.

#    The directors were appointed in 2004.

Note: The directors' salaries and other benefits include the operating lease rentals amounting to HK$500,000 (2004: HK$1,200,000 and 2003: nil) in respect of rental premises provided to directors. The amounts were also included in the minimum lease payments paid in respect of rental premises under note 11 above.

     Details of emoluments paid by the Company to the five highest paid individuals (including directors, details of whose emoluments are set out above) are as follows:

                                            2005      2004      2003
                                          -------   -------   -------
                                          HK$'000   HK$'000   HK$'000
Salaries and other benefits                7,127     10,003    5,927
Retirement benefit scheme contributions      141        179      485
                                           -----     ------    -----
                                           7,268     10,182    6,412
                                           =====     ======    =====

                                            2005      2004      2003
                                          -------   -------   -------
Emoluments of the five highest paid
   individuals were within the
   following bands:
Nil - HK$1,000,000                           --        --         3
HK$1,000,001 - HK$1,500,000                   3         2         -
HK$1,500,001 - HK$2,000,000                   2         1         1
HK$2,000,001 - HK$2,500,000                  --        --         1
HK$2,500,001 - HK$3,000,000                  --         2         -
                                            ===       ===       ===
Number of directors                           2         2         2
Number of employees                           3         3         3
                                            ---       ---       ---
                                              5         5         5
                                            ===       ===       ===

13.  TAXATION CREDIT

                                            2005      2004      2003
                                          -------   -------   -------
                                          HK$'000   HK$'000   HK$'000
(Under)overprovision for taxation in
   other jurisdictions in prior years        (63)      23         --
Deferred tax (note 39)                     2,171       --      1,718
                                           -----      ---      -----
Taxation credit                            2,108       23      1,718
                                           =====      ===      =====

     No provision for Hong Kong Profits Tax has been made as the companies comprising the Company either have no assessable profit in the year or the estimated assessable profits were wholly absorbed by tax losses brought forward.

     Taxation for other jurisdictions represents (under)overprovision for taxation in prior years. No provision for overseas taxation has been made as the Company has no taxable profit during the three years ended 31 December 2005, 2004 and 2003 in other jurisdictions.

     No charge or credit arose on the loss on discontinuance of the transportation services during the year ended 31 December 2003.

     Taxation credit for the year can be reconciled to the profit (loss) before taxation per the consolidated income statement as follows:

                                                   2005      2004      2003
                                                 -------   -------   --------
                                                 HK$'000   HK$'000    HK$'000
Profit (loss) before taxation                     30,126   (2,852)   (382,398)
                                                 =======   =======   ========
Tax at the domestic income tax rate of
   17.5% (2004: 17.5% and 2003: 17.5%)            (5,272)     499      66,920
Tax effect of share of results of associates       1,401      (34)    (20,025)
Tax effect of expenses that are not deductible
   in determining taxable profit                 (13,706)  (8,358)    (16,107)
Tax effect of income that is not taxable in
   determining taxable profit                     12,688   13,999       3,877
Tax effect of tax losses not recognized           (7,965)  (6,645)    (33,901)
Tax effect of tax losses utilized but not
   previously recognized                          13,548    3,604       2,023
Effect of different tax rates of subsidiaries
   operating in other jurisdictions                1,477   (3,065)       (314)
(Under)overprovision in prior years                  (63)      23          --
Increase in opening deferred tax liability
   resulting from an increase in Hong Kong
   Profits Tax rate                                   --       --        (755)
                                                 -------   ------    --------
Taxation credit for the year                       2,108       23       1,718
                                                 =======   ======    ========

14.  DIVIDENDS

                                           2005      2004      2003
                                         -------   -------   -------
                                         HK$'000   HK$'000   HK$'000
Interim dividend paid of HK2 cents
   (2004: nil and 2003: nil) per share     8,752      --        --
                                           =====     ===       ===

     The directors have declared a final dividend of HK1.5 cents per share for the year ended 31 December 2005 (2004: nil and 2003: nil) to those shareholders whose names appear on the register of members of the Company on 24 May 2006.

15.  EARNINGS (LOSS) PER SHARE

     The calculation of the basic earnings (loss) per share is based on the following data:

                                             2005      2004      2003
                                           -------   -------   --------
                                           HK$'000   HK$'000    HK$'000
Earnings (loss) for the purpose of basic
   earnings (loss) per share                31,109    8,556    (380,680)
                                            ======    =====    ========

                                                          Number of shares
                                              ---------------------------------------
                                                  2005          2004          2003
                                              -----------   -----------   -----------
Weighted average number of ordinary shares
   for the purpose of basic earnings (loss)
   per share                                  418,541,133   201,251,437   183,167,328
                                              ===========   ===========   ===========

     Notes:

     (a) No disclosure of diluted earnings (loss) per share has been presented as the conversion of the Company's convertible notes would increase the earnings per share for the two years ended 31 December 2005 and 2004 and decrease the loss per share for the year ended 31 December 2003.

     (b) A reconciliation of the restatement of basic earnings (loss) per share to adjust for the effects of changes in accounting policies is as follows:

                                     2005    2004    2003
                                     ----   -----   -----
                                      HK$    HK$     HK$
Reported figures before adjustment   0.06    0.18   (2.03)
Effects of changes in accounting
   policies                          0.01   (0.14)  (0.05)
                                     ----   -----   -----
Restated                             0.07    0.04   (2.08)
                                     ====   =====   =====

16.  PROPERTY, PLANT AND EQUIPMENT

                                                                                                       Office
                             Leasehold               Properties   Furniture                          equipment
                              land and     Hotel        under        and       Leasehold     Motor      and
                             buildings  properties  construction   fixtures  improvements  vehicles  machinery  Vessels    Total
                             ---------  ----------  ------------  --------   ------------  --------  ---------  -------  ---------
                              HK$'000     HK'000       HK$'000     HK$'000      HK$'000     HK$'000   HK$'000   HK$'000    HK$'000
                                         Note (a)
COST
At 1 January 2004              80,153           --     46,728       3,361        8,592       1,017    15,648     6,467     161,966
Currency realignment               --           --         --         195          118          20       243        --         576
Acquisition of subsidiaries        --    1,604,752         --      54,422       15,907       1,448     6,665        --   1,683,194
Additions                          --           --         --       4,220       12,043         937     1,655        --      18,855
Disposals                     (42,128)          --         --      (7,198)      (5,180)       (443)     (905)       --     (55,854)
                              -------    ---------     ------      ------       ------      ------    ------    ------   ---------
At 31 December 2004            38,025    1,604,752     46,728      55,000       31,480       2,979    23,306     6,467   1,808,737
Currency realignment               --       20,363         --         910          518          82     1,378        --      23,251
Acquisition of subsidiaries        --           --         --          --          393          --     1,000        --       1,393
Additions                          --           --         --       4,674        5,470       5,921     2,593    11,382      30,040
Disposals                          --           --         --      (3,040)         (30)     (1,925)   (1,134)     (153)     (6,282)
                              -------    ---------     ------      ------       ------      ------    ------    ------   ---------
At 31 December 2005            38,025    1,625,115     46,728      57,544       37,831       7,057    27,143    17,696   1,857,139
                              -------    ---------     ------      ------       ------      ------    ------    ------   ---------
DEPRECIATION, AMORTIZATION
   AND IMPAIRMENT
At 1 January 2004              58,939           --      8,128       2,087        3,943         583    12,598     5,475      91,753
Currency realignment               --           --         --         152           17          16       197        --         382
Provided for the year             299       30,119         --      17,771        5,464         526     2,697       181      57,057
(Reversal of impairment
   loss) impairment loss
   recognized for the
   year (note (c))             (4,511)          --      1,100          --           --          --        --        --      (3,411)
Eliminated on disposals       (33,161)          --         --      (6,501)      (4,793)       (443)     (828)       --     (45,726)
                              -------    ---------     ------      ------       ------      ------    ------    ------   ---------
At 31 December 2004            21,566       30,119      9,228      13,509        4,631         682    14,664     5,656     100,055
Currency realignment               --        1,502         --         711           86          60     1,027        --       3,386
Provided for the year             364       30,119         --      15,718        7,565       1,200     5,343       434      60,743
Reversal of impairment loss
   for the year (note (c))     (4,874)          --       (900)         --           --          --        --        --      (5,774)
Eliminated on disposals            --           --         --      (2,734)         (19)       (230)   (1,053)      (95)     (4,131)
                              -------    ---------     ------      ------       ------      ------    ------    ------   ---------
At 31 December 2005            17,056       61,740      8,328      27,204       12,263       1,712    19,981     5,995     154,279
                              -------    ---------     ------      ------       ------      ------    ------    ------   ---------
CARRYING VALUES
At 31 December 2005            20,969    1,563,375     38,400      30,340       25,568       5,345     7,162    11,701   1,702,860
                              =======    =========     ======      ======       ======      ======    ======    ======   =========
At 31 December 2004            16,459    1,574,633     37,500      41,491       26,849       2,297     8,642       811   1,708,682
                              =======    =========     ======      ======       ======      ======    ======    ======   =========

The above items of property, plant and equipment are depreciated on a straight line basis of the following rates per annum:

Leasehold land and buildings     Over the remaining unexpired terms of
                                    the leases

Hotel properties                 Over the remaining unexpired terms
                                    of the leases

Furniture and fixtures           10% - 20%

Leasehold improvements           10% - 20% or the term of the lease or land
                                    use rights, if shorter

Motor vehicles                   8.33% - 20%

Office equipment and machinery   20%

Vessels                          5%

     An analysis of the properties of the Company held at the balance sheet date is as follows:

                                       Leasehold               Hotel               Properties
                                  land and buildings         properties        under construction
                                  ------------------   ---------------------   ------------------
                                     2005      2004       2005        2004       2005       2004
                                   -------   -------   ---------   ---------   --------   -------
                                   HK$'000   HK$'000    HK$'000     HK$'000     HK$'000   HK$'000
Long leases in Hong Kong            16,879    13,299     614,856     620,510         --        --
Medium term leases in Hong Kong      4,090     3,160          --          --         --        --
Medium term leases in
   the PRC (note b)                     --        --     948,519     954,123     38,400    37,500
                                    ------    ------   ---------   ---------     ------    ------
                                    20,969    16,459   1,563,375   1,574,633     38,400    37,500
                                    ======    ======   =========   =========     ======    ======

Notes:

(a) Included in the hotel properties at the balance sheet date is a hotel property with a carrying value of HK$142,195,000 (2004:
     HK$143,104,000) situated in Luoyang, the PRC and held under a medium term land use rights. The land use rights of the hotel property is currently held by Luoyang Power Supply Bureau, a minority shareholder of the subsidiary holding the hotel property. Pursuant to a land use rights agreement entered into between Luoyang Power Supply Bureau and the subsidiary on 15 April 1999 (before the Company acquired the said subsidiary in 2004), Luoyang Power Supply Bureau agreed to permit the said subsidiary to use the land use rights of the hotel property for a term commencing from April 1999 to April 2049 for hotel use.

(b) Included in the hotel properties held under medium term leases in the PRC of HK$948,519,000 (2004: HK$954,123,000) is a hotel property with a carrying value of approximately HK$210,860,000 (2004:
     HK$212,050,000) of which a subsidiary of the Company has been granted the right to operate and manage the hotel in Guangzhou, the PRC for a period from January 1987 to January 2017, and subject to certain conditions to be fulfilled, the operating period may be extended for a further period of 20 years.

(c) The directors reviewed the carrying amounts of its property, plant and equipment as at 31 December 2005 and identified that the value of properties under construction and certain properties has increased (2004: the value of properties under construction was impaired and the value of certain properties was increased). Accordingly, the carrying amounts of properties under construction and properties were stated to their recoverable amounts, which were determined with reference to the independent professional valuation on open market value as at 31 December 2004 and 2005.

     The independent professional valuation as at 31 December 2005 has been carried out by an independent qualified professional valuer not connected with the Company, which has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation was carried out in accordance with the HKIS Valuation Standards on Properties (1st Edition 2005) published by the Hong Kong Institute of Surveyors, was arrived at by reference to market evidence of transaction prices for similar properties.

     The net book value of motor vehicles, and office equipment and machinery of the Company held under finance leases as at 31 December 2005 was HK$137,000 (2004: HK$1,774,000).

     The net book value of motor vehicles of the Company leased to outsiders to earn rental income as at 31 December 2005 was HK$703,000 (2004:
     HK$890,000).

17.  INVESTMENT PROPERTY/ASSET CLASSIFIED AS HELD FOR SALE

                                       2005      2004
                                     -------   -------
                                     HK$'000   HK$'000
Fair value of investment property:
   At beginning of the year            3,400    1,400
   Increase in fair value                619    2,000
   Reclassified as held for sale      (4,019)      --
                                      ------    -----
   At end of the year                     --    3,400
                                      ======    =====
Asset classified as held for sale      4,019       --
                                      ======    =====

     The investment property of the Company is freehold and held outside Hong Kong.

     On 13 July 2005, the Company entered into a sale agreement to dispose of the investment property. The disposal was completed on 20 January 2006, on which date the beneficial ownership was passed to the acquirer.

     The fair value of the Company's investment property before reclassification as asset classified as held for sale was determined based on its selling price at 20 January 2006. In the opinion of directors, there is no material difference between the fair value of investment property at 31 December 2005 and its fair value at 20 January 2006.

     The Company's property interest held under operating leases to earn rentals was measured using the fair value model and was classified and accounted for as investment property.

18.  INTEREST IN ASSOCIATES

                                                2005      2004
                                              -------   -------
                                              HK$'000   HK$'000
Cost of investments in associates, unlisted   219,137    3,903
Share of post-acquisition reserves              1,285   (1,914)
                                              -------   ------
                                              220,422    1,989
                                              =======   ======

     Particulars of the Company's associates as at 31 December 2005 are as follows:

                                                                                       Proportion of
                                                                    Issued and       issued/registered
                                                  Place of            paid up           capital held
                                               incorporation/     share capital/       by the Company
                                Form of         establishment   registered capital   -----------------
Name of associate         business structure    and operation          '000              2005  2004      Principal activities
-----------------         ------------------   --------------   ------------------      -----  ----      --------------------
Ananda Travel Service     Limited liability    Australia                A$400             40%    40%     Travel and related
   (Aust.) Pty. Limited      company                                                                        services

Feng Ze Investments       Limited liability    Macau                   MOP115           28.5%    --      Investment holding
   Limited ("Feng Ze")       company

Kingsway Hotel Limited    Limited liability    Macau                   MOP500           31.7%    --      Hotel ownership and
   ("Kingsway Hotel")        company                                                                        operation

Travoo International      Limited liability    British Virgin        US$6,120             50%    --      Investment holding
   Limited                   company              Islands

Wing On International     Sino-foreign         PRC                   RMB5,000             49%    49%     Travel and related
   Travel Service Ltd.       equity joint                                                                   services
   Guangdong                 venture

Xin Wei Property          Limited liability    Macau                   MOP100           31.7%    --      Investment holding
   Investment Company        company
   Limited

     The summarized financial information in respect of the Company's associates is set out below:

                                                2005      2004      2003
                                              -------   -------   --------
                                              HK$'000   HK$'000    HK$'000
Total assets                                  562,873    17,318
Total liabilities                             161,554    11,053
                                              -------    ------
Net assets                                    401,319     6,265
                                              =======    ======
Share of net assets                           220,422     1,989
                                              =======    ======
Turnover                                      111,531    61,246    394,854
                                              =======    ======   ========
Profit (loss) for the year                     13,381      (418)  (232,308)
                                              =======    ======   ========
Share of results of associates for the year     8,006      (195)  (114,431)
                                              =======    ======   ========

19.  AVAILABLE-FOR-SALE INVESTMENTS

     Available-for-sale investments as at 31 December 2005 comprise:

                                        HK$'000
Equity securities
   Unlisted shares, at cost             126,425
   Less: Impairment losses recognized   (33,800)
                                        -------
                                         92,625
                                        =======

     Particulars of the Company's major available-for-sale investments as at 31 December 2005 are as follows:

                                                                  Proportion of
                                                Issued          issued/registered       Interest
                                              and paid up          capital held       attributable
                             Place of       share capital/     by the subsidiaries   to the Company
                          establishment   registered capital   -------------------   --------------
Name of entity            and operation          '000              2005    2004       2005   2004     Principal activities
--------------            -------------   ------------------     -------   ----       ----   ----     --------------------
Guilin Osmanthus Hotel         PRC             US$3,489          49.5%     49.5%      49.5%  49.5%    Operation of a hotel
                                                                 Note (a)
Guangxi Guijia Property        PRC             US$8,021            26%       26%      18.2%  18.2%    Property holding and
   Management Company                                            Note (b)                                operation of
   Limited ("Guangxi                                                                                    leisure services
   Guijia")

Notes:

(a) Though the Company holds a 49.5% interest in Guilin Osmanthus Hotel, the directors considered that the Company cannot exercise influence on the financial and operating policies of Guilin Osmanthus Hotel and accordingly, it is classified as an available-for-sale investment. The directors reviewed its carrying amount and considered that it is unlikely to recover the interest in Guilin Osmanthus Hotel and the present value of the estimated future cash flows expected to arise from the investment is minimal. Accordingly, an impairment loss of HK$26,974,000 was recognized in the financial statements to write down the carrying amount of the investment. At 31 December 2004, the investment was classified as investment securities (note 20) and an impairment loss of HK$26,974,000 was recognized in the financial statements.

(b) Though a subsidiary of the Company holds a 26% interest in Guangxi Guijia, the directors considered that the Company cannot exercise significant influence on the financial and operating policies of Guangxi Guijia and accordingly, it is classified as an available-for-sale investment. At 31 December 2005, the directors reviewed its carrying amount with reference to its net assets and considered that it is unlikely to recover the full amount of the interest in Guangxi Guijia and accordingly an impairment loss of HK$6,826,000 was recognized in the financial statements to write down the carrying amount of the investment to its recoverable amount. At 31 December 2004, the investment was classified as investment securities (note 20) and an impairment loss of HK$5,659,000 was recognized in the financial statements.

20.  INVESTMENTS IN SECURITIES

     Upon the application of HKAS 39 on 1 January 2005, investment securities were reclassified to appropriate categories under HKAS 39 (see note 2 for details). Investment securities as at 31 December 2004 are set out below.

                                     Investment      Other
                                     securities   investments     Total
                                     ----------   -----------   -------
                                       HK$'000      HK$'000     HK$'000
Equity securities
Unlisted shares, at cost               126,422           --      126,422
Listed shares in Hong Kong                  --        2,778        2,778
                                      --------      -------     --------
                                       126,422        2,778      129,200
Less: Impairment losses recognized     (32,633)          --      (32,633)
                                      --------      -------     --------
                                        93,789        2,778       96,567
                                      ========      =======     ========
Market value of listed shares               --        2,778        2,778
                                      ========      =======     ========
Carrying amount analysed for
   reporting purposes as:
Non-current                             93,789           --       93,789
Current                                     --        2,778        2,778
                                      --------      -------     --------
                                        93,789        2,778       96,567
                                      ========      =======     ========

21.  GOODWILL

                                             2005      2004
                                           -------   -------
                                           HK$'000   HK$'000
COST
At beginning of the year                    50,215        --
Arising from acquisition during the year
   (note 43 (a) and (c))                       647    50,215
                                            ------    ------
At end of the year                          50,862    50,215
                                            ------    ------
CARRYING VALUES
At end of the year                          50,862    50,215
                                            ======    ======

     Particulars regarding impairment testing on goodwill are disclosed in note 23.

     Until 31 December 2004, goodwill had been amortized over 20 years.

     No amortization was provided for the goodwill arising during the year ended 31 December 2004 as the acquisition was completed in December 2004. The directors considered that the amount involved was insignificant.

22.  NEGATIVE GOODWILL

                                                                  HK$'000
GROSS AMOUNT
Arising from acquisition during the year ended 31 December 2004
   (note 43(b))                                                    74,514
RELEASED TO INCOME
Released during the year ended 31 December 2004                    (1,863)
                                                                  -------
At 31 December 2004                                                72,651
Derecognized upon the application of HKFRS 3                      (72,651)
                                                                  -------
At 1 January 2005                                                      --
                                                                  =======

     As explained in note 2, all negative goodwill arising on acquisitions prior to 1 January 2005 was derecognized as a result of the application of HKFRS 3.

23.  IMPAIRMENT TESTING ON GOODWILL

     As explained in note 8, the Company uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill as set out in note 21 has been allocated to the cash generating unit ("CGU") of the travel and related services segment.

     The recoverable amount of this CGU has been determined on the basis of value in use calculation. The key assumptions for the value in use calculation are those regarding the discount rates, growth rates and expected changes to revenue and direct costs during the year. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts. Changes in revenue and direct costs are based on past practices and expectations of future changes in the market.

     During the year, the Company performed impairment review for goodwill based on cash flow forecasts derived from the most recent financial budgets for the next five years approved by management using a discount rate of 15.5%, while the remaining forecast is based on the financial budget of the previous year under a 3% annual growth rate assumption. The value in use calculated by using the discount rate is higher than the carrying amount of CGU, accordingly, no impairment loss was considered necessary.

24.  INVESTMENT DEPOSITS

                                                                2005      2004
                                                              -------   -------
                                                              HK$'000   HK$'000
Deposits for the acquisition of 100% interests in companies
   holding land use rights in the PRC (note a)                150,000   150,000
Deposits for the acquisition of a hotel booking business
   (note b)                                                    51,419    50,945
Deposits for the acquisition of subsidiaries (note c)              --    20,750
                                                              -------   -------
                                                              201,419   221,695
                                                              =======   =======

Notes:

(a) The amount represents deposits paid for the acquisition of 100% equity interests in certain companies holding land use rights in the PRC for various development projects, with the objective of developing hotels, shopping malls, recreational and other tourists related amenities respectively. The aggregate consideration for the purchase amounted to HK$180,000,000. The transactions have not been completed as at the date of this report.

(b) The amount represents the deposits paid for the acquisition of a 51% interest in an enterprise established in the PRC engaging in full scale on-line and off-line hotel booking services for a consideration of approximately HK$51,500,000.

(c) The amount represented the deposits paid for the acquisition of a 65.04% interest in Triumph Up Investments Limited ("Triumph Up"). The transaction was completed on 17 February 2005 and Triumph Up became a subsidiary of the Company during the year.

25.  INVENTORIES

     The inventories were carried at cost and represent principally food, beverages and general stores which are to be utilized in the ordinary course of operations.

26.  AMOUNTS DUE FROM RELATED COMPANIES

     The balances represent the aggregate amounts due from related parties. Certain directors of the Company are also directors of and/or have beneficial interests in these companies. The amounts are unsecured and interest free. Included in the amounts due from related companies as at 31 December 2005 were advances of HK$60,090,000 (2004: nil) which are repayable on demand, and the remaining balances were principally trading balances.

     The aged analysis of the trading balances at the reporting dates is as follows:

                 2005      2004
               -------   -------
               HK$'000   HK$'000
0 - 30 days     3,019       661
31 - 60 days      183        47
61 - 90 days      144       462
Over 90 days    1,741     5,352
                -----     -----
                5,087     6,522
                =====     =====

     The fair value of the amounts due from related companies as at 31 December 2005 approximates the corresponding carrying amount.

27.  AMOUNTS DUE FROM (TO) ASSOCIATES

     The amounts due from (to) associates are unsecured, interest free and repayable on demand.

     The fair value of the amounts due from (to) associates as at 31 December 2005 approximates the corresponding carrying amount.

28.  TRADE AND OTHER RECEIVABLES

                                   2005      2004
                                 -------   -------
                                 HK$'000   HK$'000
Trade receivables                 20,596    13,538
Advance cost to tour operators   114,600   136,996
Advances to certain companies    113,053    59,852
Deposits and prepayments          49,173    33,993
Interest receivable                7,379     3,716
Other receivables                 19,704    28,405
                                 -------   -------
                                 324,505   276,500
                                 =======   =======

     The aged analysis of the trade receivables at the reporting dates is as follows:

                 2005      2004
               -------   -------
               HK$'000   HK$'000
0 - 30 days     12,241     7,446
31 - 60 days     3,051     2,869
61 - 90 days     1,453     1,414
Over 90 days     3,851     1,809
                ------    ------
                20,596    13,538
                ======    ======

     The Company allows an average credit period of 60 days to local customers and 90 days to overseas customers.

     The fair value of the Company's trade and other receivables as at 31 December 2005 approximates the corresponding carrying amount.

     Included in other receivables was a balance of HK$17,456,000 which is secured by a 16.26% equity interest in Triumph Up.

29.  LOAN RECEIVABLES

                                                              2005      2004
                                                            -------   -------
                                                            HK$'000   HK$'000
Loan to certain companies and individuals (notes a and b)   167,926   108,000
Loan to a land operator (note c)                             13,000    23,000
                                                            -------   -------
                                                            180,926   131,000
                                                            =======   =======
Fixed-rate loan receivables                                  15,427    25,893
Variable-rate loan receivables                              165,499   105,107
                                                            -------   -------
                                                            180,926   131,000
                                                            =======   =======

     The fair value of the Company's loan receivables as at 31 December 2005, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate as at the balance sheet date, approximates the corresponding carrying amount.

Notes:

(a)  (i)  Included in the balances were loans of HK$40,000,000 (2004:
          HK$40,000,000) which are secured by equity interests in an enterprise established in the PRC.

     (ii) Included in the balances was a loan of HK$21,120,000 (2004: nil) which is secured by a 50% equity interest in Feng Ze which holds a 11.5% attributable interest in the Kingsway Hotel.

     (iii) Included in the balances were loans of HK$21,236,000 (2004: nil) which are secured by the right in a property project in Macau of a consideration of HK$40,000,000.

     (iv) Included in the balances was a loan of HK$10,327,000 (2004: nil) which is secured by certain equity securities listed in Hong Kong.

     (v) Included in the balances as at 31 December 2004 was approximately HK$5,074,000 due from a related company. A director of the Company has beneficial interests in and is also director of the related company.

(b) Save for the loans mentioned in note 29(a)(i) to (iv), the amount are unsecured, carrying interest at market rates and repayable on demand.

(c) The loan to a land operator represents an advance made to one of the Company's land operators for the designated purpose of purchase of coaches. The amount is secured, bears interest at 10% per annum on the principal amount over a period of thirty months and should be repayable by thirty equal monthly instalments commencing August 2000. Pursuant to the subsequent supplemental agreements thereafter, the repayment date of the loan is extended to 31 December 2006.

30.  INVESTMENTS HELD FOR TRADING

     Investments held for trading as at 31 December 2005 include:

                                           HK$'000
                                           -------
Listed securities
   Equity securities listed in Hong Kong    5,576
   Equity securities listed elsewhere       3,510
                                            -----
                                            9,086
                                            =====

     The fair values of the above investments held for trading are determined based on the quoted market bid prices available on the relevant exchanges.

31.  TRADING CASH BALANCES

     The amounts represent foreign currencies held for money exchange purposes.

32.  TRADE AND OTHER PAYABLES

                                                   2005      2004
                                                 -------   -------
                                                 HK$'000   HK$'000
Trade payables                                   130,741   113,844
Amounts payable for acquisition of investments    19,231        --
Accrued liabilities                               53,388    63,632
Other payables                                    19,687    27,453
Receipt in advance                                54,321    29,512
                                                 -------   -------
                                                 277,368   234,441
                                                 =======   =======

     The aged analysis of the trade payables at the reporting dates is as follows:

                 2005      2004
               -------   -------
               HK$'000   HK$'000
0 - 30 days     71,157    60,876
31 - 60 days    26,706    22,542
61 - 90 days    19,022    16,316
Over 90 days    13,856    14,110
               -------   -------
               130,741   113,844
               =======   =======

     The fair value of the Company's trade and other payables as at 31 December 2005 approximates the corresponding carrying amount.

33.  LOANS FROM RELATED COMPANIES

     Certain directors of the Company are also directors of and/or have beneficial interests in those companies. The loans are unsecured, bear interest at market rates and with the terms of repayment as follows:

                                               2005      2004
                                             -------   -------
                                             HK$'000   HK$'000
Amounts repayable within 1 year              361,500   260,778
Amounts repayable after 1 year
   but within 2 years                             --   112,098
                                             -------   -------
                                             361,500   372,876
                                             =======   =======
Variable-rate loans from related companies   361,500   372,876
                                             =======   =======

     The fair value of the Company's loans from related companies as at 31 December 2005 approximates the corresponding carrying amount.

34.  AMOUNTS DUE TO RELATED COMPANIES

     The balances represent principally trading balances including trade payables and loan interest payable, which are unsecured, interest free and repayable on demand.

35.  OBLIGATIONS UNDER FINANCE LEASES

                                                              Present value
                                             Minimum            of minimum
                                          lease payments      lease payments
                                        -----------------   -----------------
                                          2005      2004      2005      2004
                                          ----      ----      ----      ----
                                        HK$'000   HK$'000   HK$'000   HK$'000
Amounts payable under finance leases:

Within one year                            86       395        62       378
Between one to two years                   19       106        31        93
                                          ---       ---       ---      ----
                                          105       501        93       471
Less: Future finance charges              (12)      (30)       --        --
                                          ---       ---       ---      ----
Present value of lease obligations         93       471        93       471
                                          ===       ===
Less: Amount due within one
         year shown under current
         liabilities                                          (62)     (378)
                                                              ---      ----
Amount due after one year                                      31        93
                                                              ===      ====

     The Company entered into finance leases to acquire certain of its property, plant and equipment. The terms of the finance leases ranged from 2 to 4 years and the average effective borrowing rate was 6.8% (2004: 6%) per annum. Interest rate was fixed at the contract date. The leases were on a fixed repayment basis and no arrangement was entered into for contingent rental payments. The Company's obligations under the finance leases were secured by the lessors' charge over the leased assets.

     The fair value of the Company's finance lease obligations as at the balance sheet date, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate as at the balance sheet date, approximates the corresponding carrying amount.

36.  BORROWINGS

                                                 2005      2004
                                               -------   -------
                                               HK$'000   HK$'000
Bank loans                                     300,209   329,091
Bank overdrafts                                     --    28,181
Other loans                                      9,424       189
                                               -------   -------
                                               309,633   357,461
Less: Amount due within one year shown under
         current liabilities                   (38,325)  (57,066)
                                               -------   -------
Amount due after one year                      271,308   300,395
                                               =======   =======
Secured                                        306,633   327,287
Unsecured                                        3,000    30,174
                                               -------   -------
                                               309,633   357,461
                                               =======   =======
Borrowings are repayable as follows:
Within one year or on demand                    38,325    57,066
Between one to two years                        28,828    30,020
Between two to five years                      242,480   270,375
                                               -------   -------
                                               309,633   357,461
                                               =======   =======

     The Company's borrowings are variable-rate borrowings which are denominated in Hong Kong dollars. Included in the borrowings is a bank loan of HK$299,760,000 (2004: HK$328,400,000) which bears an annual interest rate of 0.8% over the Hong Kong Inter-bank Offered Rate and is repayable in full on 17 April 2009.

     The fair value of the Company's borrowings as at 31 December 2005 approximates the corresponding carrying amount.

37.  CONVERTIBLE NOTES

                                 2005      2004
                               -------   --------
                               HK$'000    HK$'000
Convertible notes               41,350    184,137
Less: Conversion into shares   (41,350)  (142,787)
                               -------   --------
                                    --     41,350
                               =======   ========

     During the year ended 31 December 2004, the Company issued new convertible notes of nominal value amounting to HK$260,000,000 to finance the redemption of the convertible notes issued in 2002 and due in 2004. The new convertible notes carried interest at 2% per annum and should be repayable on 14 June 2007. The holders of the new convertible notes were entitled to convert on any business day the convertible notes into new shares of the Company at any time from the date of issue of the new convertible notes, at an initial conversion price of HK$0.02 per share, subject to adjustments.

     Following the issue of shares in the Company pursuant to the placing and subscription agreement dated 4 February 2005, the conversion price of the convertible notes was adjusted to HK$0.0197 per share in accordance with its terms and conditions. On 14 March 2005, the day immediately preceding the effective date of the share consolidation as mentioned under note 40, the conversion price was adjusted to HK$1.97 per new consolidated share.

     Upon the application of HKAS 32 (see note 2 for details), the convertible notes were split between the liability and equity elements, on a retrospective basis. The equity element is presented in equity heading "convertible notes reserve". The effective interest rate of the liability component is 14.7%.

     During the year, all the convertible notes were converted into 27,918,781 new consolidated shares in the Company of HK$1 each at a conversion price of HK$1.97 (2004: HK$2.00) per share after adjusting for the share consolidation as mentioned under note 40.

38.  PROMISSORY NOTE

     The promissory note was issued during the year ended 31 December 2002 by a subsidiary of Apex Quality Group Limited ("Apex") to Hutchison Hotels Holdings (International) Limited as partial consideration for the acquisition of the entire share capital of, and shareholders' loan to, Makerston Limited ("Makerston"), which holds indirectly a 95% interest in a group company holding a hotel property in Beijing. The promissory note is interest bearing at Hong Kong Inter-Bank Offered Rate plus 2%, repayable on 1 December 2007 and secured by the entire issued share capital of, and shareholders' loan to, Makerston and its subsidiaries holding the aforesaid hotel property.

     The fair value of the Company's promissory note as at 31 December 2005 approximates the corresponding carrying amount.

39.  DEFERRED TAXATION

     The followings are the major deferred tax liabilities and assets recognized and movement thereon during the current and prior years:

                                                              Hotel
                                                           properties
                                                           ----------
                                                             HK$'000
At 1 January 2004                                                --
Acquisition of subsidiaries during the year (note 43(b))    243,354
                                                            -------
At 31 December 2004 and 1 January 2005                      243,354
Currency realignment                                          3,497
Credit to the income statement (note 13)                     (2,171)
                                                            -------
At 31 December 2005                                         244,680
                                                            =======

     As at 31 December 2005, the Company has unused tax losses of approximately HK$912,324,000 (2004: HK$947,791,000) available for offset against future profits. No deferred tax asset has been recognized in respect of the tax losses due to the unpredictability of future profit streams. Pursuant to the relevant laws and regulations in the PRC, the unutilized tax losses of approximately HK$39,000,000 (2004: HK$65,000,000) can be carried for a period of five years. The losses arising from overseas subsidiaries are insignificant, which will expire after a specific period of time, other unrecognized tax losses may be carried forward indefinitely.

40.  SHARE CAPITAL


                                                   Number of shares     Amount
                                                   ----------------   ---------
                                                                       HK$'000
Authorized
   Shares of HK$0.01 each at 1 January 2004,
      31 December 2004 and 1 January 2005           50,000,000,000      500,000
   Consolidation of shares                         (49,500,000,000)          --
   Increase in authorized share capital              1,000,000,000    1,000,000
                                                   ---------------    ---------
   Shares of HK$1 each at 31 December 2005           1,500,000,000    1,500,000
                                                   ===============    =========
Issued and fully paid
   Shares of HK$0.01 each at 1 January 2004         18,316,732,770      183,167
   Conversion into shares from convertible notes    10,250,000,000      102,500
   Issue of shares                                   3,660,000,000       36,600
                                                   ---------------    ---------
   Shares of HK$0.01 each at 31 December 2004       32,226,732,770      322,267
   Issue of shares                                   8,740,000,000       87,400
                                                   ---------------    ---------
                                                    40,966,732,770      409,667
   Consolidation of shares                         (40,557,065,443)          --
   Conversion into shares from convertible notes        27,918,781       27,919
                                                   ---------------    ---------
   Shares of HK$1 each at 31 December 2005             437,586,108      437,586
                                                   ===============    =========

     On 30 November 2004, the Company entered into two placing and subscription agreements with CEL, a subsidiary of China Strategic Holdings Limited ("CSH") and a substantial shareholder of the Company, and Deutsche Bank AG, Hong Kong Branch (the "Placing Agent") pursuant to which the Placing Agent agreed to place 6,000 million shares of HK$0.01 each in the Company then held by CEL at the price of HK$0.028 per share to independent investors and CEL would subscribe for up to 6,000 million new shares of HK$0.01 each in the Company at the same price of HK$0.028 per share. The first placing and subscription agreement and the second placing and subscription agreement related to the placing and the conditional subscription of 3,660 million and 2,340 million shares of HK$0.01 each in the Company respectively. The subscription of the shares under the second placing and subscription agreement was conditional upon, among others, the approval of the independent shareholders of the Company. The total proceeds from the above two placing and subscription agreements were used principally towards payments of HK$107.5 million of the consideration for the acquisition of interest in Kingsway Hotel and the balance was utilized as general working capital of the Company.

     On 14 December 2004, 3,660 million shares were issued and allotted at the price of HK$0.028 per share in accordance with the first placing and subscription agreement and the proceeds, net of expense, amounted to approximately HK$98.6 million. The new shares issued rank pari passu in all respects with the then existing shares.

     On 31 January 2005, 2,340 million shares were issued and allotted at the price of HK$0.028 per share in accordance with the second placing and subscription agreement and the proceeds, net of expense, amounted to approximately HK$63.1 million. The new shares issued rank pari passu in all respects with the then existing shares.

     On 4 February 2005, the Company entered into a placing and subscription agreement with CEL and Tai Fook Securities Company Limited ("Tai Fook") pursuant to which Tai Fook agreed to place up to 6,400 million shares in the Company then held by CEL at the price of HK$0.022 per share to independent investors and CEL would subscribe for up to 6,400 million new shares of the Company at the same price of HK$0.022 per share. The net proceeds from the placement amounted to approximately HK$136.8 million, net of expense. HK$50 million of the net proceeds will be used for financing the refurbishment, renovation and upgrading of Kingsway Hotel and the balance of approximately HK$86.8 million will be used for future investment opportunities relating to existing businesses. The subscription was completed on 18 February 2005. The new shares issued rank pari passu in all respects with the then existing shares.

     On 4 February 2005, the directors proposed to the shareholders of the Company for approval of the consolidation of every one hundred shares of HK$0.01 each in the issued and unissued ordinary share capital of the Company into one share of HK$1 each. The consolidation of shares of the Company was approved by the shareholders of the Company in the special general meeting on 14 March 2005.

     On 17 May 2005, the directors proposed to the shareholders of the Company to increase the authorized share capital of the Company from HK$500,000,000 divided into 500,000,000 shares of HK$1 each to HK$1,500,000,000 divided into 1,500,000,000 shares of HK$1 each by the creation of an additional 1,000,000,000 shares of HK$1 each. The increase in the authorized share capital of the Company was approved by the shareholders of the Company in the special general meeting on 5 July 2005.

41.  SHARE OPTION SCHEME

     The Company has a share option scheme (the "Scheme"), which was approved and adopted by shareholders of the Company on 3 May 2002, enabling the directors to grant options to employees, executives or officers of the Company or any of its subsidiaries (including executive and non-executive directors of the Company or any of its subsidiaries) and any suppliers, consultants, agents or advisers who will contribute or have contributed to the Company or any of its subsidiaries as incentives and rewards for their contribution to the Company or such subsidiaries. The maximum number of shares in respect of which options may be granted under the Scheme, when aggregated with any shares subject to any other schemes, shall not exceed 10% of the issued share capital of the Company on the date of approval and adoption of the Scheme (the "General Limit"). The Company proposed to refresh the General Limit so that the number of shares which may be issued upon exercise of all options to be granted under the Scheme and any other share option schemes of the Company would be increased to 10% of the shares in issue as at the date of approval of the General Limit as "refreshed". The refreshment of the General Limit was approved by the shareholders of the Company in the annual general meeting held on 27 May 2005.

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

42.  RESERVES

     (a) On 17 May 2005, the directors proposed to the shareholders of the Company for approval of the cancellation of share premium account (the "Cancellation") pursuant to which the entire amount standing to the credit of the share premium account of the Company would be cancelled and the credit arising from the Cancellation would be transferred to the contributed surplus account of the Company and such credit would be partially used to set off against the accumulated losses of the Company (the "Set off"). The Cancellation and the Set Off were approved by the shareholders of the Company in the special general meeting held on 5 July 2005.

     (b) The special reserve represents the difference between the nominal value of the shares of the acquired subsidiaries and the nominal value of the shares of the Company issued for the acquisition under the group reorganization in September 1997.

     (c) The accumulated profits, translation reserve and statutory reserves of the Company include profits of HK$1,062,000 (2004: losses of HK$2,137,000), surplus of HK$73,000 (2004: HK$73,000) and HK$150,000
          (2004: HK$150,000) respectively attributable to the associates of the Company.

43.  ACQUISITION OF SUBSIDIARIES

     (a) The Company acquired a 65.04% interest in Triumph Up on 17 February 2005 and 100% interest in Cyber Business Network (Hong Kong) Limited on 28 February 2005.

          The net assets acquired in the transactions, and the discount and goodwill arising on acquisition, are as follows:

                                            Acquiree's
                                             carrying
                                           amount before   Fair value
                                            combination    adjustments   Fair value
                                           -------------   -----------   ----------
                                              HK$'000        HK$'000       HK$'000
Property, plant and equipment                   1,393             --         1,393
Interest in associates                         15,887        175,309       191,196
Trade and other receivables                       114             --           114
Amount due from the Company                       960             --           960
Amounts due from related companies                  4             --             4
Amounts due from associates                   126,231             --       126,231
Bank balances and cash                             24             --            24
Trade and other payables                          (16)            --           (16)
Amount due to the Company                      (2,214)            --        (2,214)
Amounts due to associates                        (170)            --          (170)
Amounts due to related companies                 (578)            --          (578)
                                              -------        -------       -------
Net assets acquired                           141,635        175,309       316,944
                                              =======        =======
Minority interests                                                        (110,945)
Discount on acquisition                                                    (34,574)
Goodwill arising on acquisition                                                647
                                                                           -------
Cash consideration                                                         172,072
                                                                           =======
Satisfied by:
   Cash paid                                                               151,322
   Investment deposits                                                      20,750
                                                                           -------
                                                                           172,072
                                                                           =======
Net cash outflow arising on acquisition:
   Cash consideration                                                      151,322
   Bank balances and cash acquired                                             (24)
                                                                           -------
                                                                           151,298
                                                                           =======

          The discount on acquisition is attributable to the increase in fair value of a hotel property which was held by an associate of the subsidiaries acquired.

          The subsidiaries acquired during the year contributed HK$125,000 to the Company's turnover and HK$43,673,000, including discount on acquisition of HK$34,574,000, to the Company's profit before taxation.

          If the acquisition had been completed on 1 January 2005, the Company's turnover for the year would have been HK$1,815,784,000 and profit for the year would have been HK$33,004,000. The proforma information is for illustrative purposes only and is not necessarily an indicative revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on 1 January 2005, nor is it intended to be a projection of future results.

     (b) During the year ended 31 December 2004, the Company acquired through a cash offer further interest in its former associate, Apex Quality Group Limited ("Apex"). On 9 January 2004, Apex became a subsidiary of the Company. The effect of the acquisition is summarized as follows:

                                                       2004
                                                    ---------
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
                                                    ---------
                                                        2,111
                                                    =========

          Apex contributed HK$190,034,000 to the Company's turnover and HK$24,192,000 to the Company's loss before taxation for 2004.

     (c) In December 2004, the Company acquired 100% of the issued share capital of International Travel Systems Inc. ("ITS Inc."). The effect of the acquisition is summarized as follows:

                                             2004
                                           -------
                                           HK$'000
Property, plant and equipment                   89
Trade and other receivables                  1,000
Bank balances and cash                         502
Trade and other payables                    (1,806)
                                           -------
Net liabilities acquired                      (215)
Goodwill arising on acquisition             50,215
                                           -------
Cash consideration                          50,000
                                           =======
Net cash outflow arising on acquisition:
   Cash consideration                      (50,000)
   Bank balances and cash acquired             502
                                           -------
                                           (49,498)
                                           =======

          ITS Inc. contributed an insignificant amount to the Company's turnover and loss before taxation for 2004.

     (d) On 24 September 2003, the Company acquired 100% of the issued share capital of Sinomatrix Limited by assets swap mentioned under note 45(e). Sinomatrix Limited, in turn, holds a 70% interest in Silver Bay Commodities Limited. The aggregate assets and liabilities are as follows:

                              2003
                            -------
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

44.  DISPOSAL OF DISCONTINUED OPERATION

     On 25 October 2003, the Company entered into a sale and purchase agreement to dispose of its subsidiary, Trans-Island Limousine Service Limited and its subsidiaries ("Trans-Island Group") which carried out all of the Company's transportation services. The disposal was completed on 31 October 2003, when the control of Trans-Island Group was passed to the purchaser.

     The results of the transportation services for the period from 1 January 2003 to 31 October 2003, which have been included in the consolidated financial statements for the year ended 31 December 2003, were as follows:

                          HK$'000
Turnover                  124,329
Direct operating costs    (99,712)
Other operating income      1,403
Administrative expenses   (45,687)
Finance costs              (2,337)
                          -------
Loss before taxation      (22,004)
Taxation credit             1,718
                          -------
Net loss for the year     (20,286)
                          =======

     During the year ended 31 December 2003, Trans-Island Group contributed HK$26,547,000 to the Company's net operating cash flows, HK$11,644,000 in respect of investing activities, and HK$11,205,000 in respect of financing activities.

     The net assets of Trans-Island Group at 31 October 2003, the date of disposal, were as follows:

                                               HK$'000
Net assets disposed of:
Property, plant and equipment                  92,977
Inventories                                        56
Amounts due from group companies                8,775
Trade and other receivables                    24,779
Bank balances and cash                          3,356
Trade and other payables                      (39,476)
Tax payable                                       (61)
Bank borrowings                               (15,152)
Obligations under finance leases              (18,529)
Deferred taxation                              (6,332)
                                              -------
                                               50,393
Unamortized goodwill                           12,571
                                              -------
                                               62,964
Cash consideration                            (36,131)
                                              -------
                                               26,833
Commission and related expenses                 5,864
                                              -------
Loss on disposal of discontinued operation     32,697
                                              =======
Net cash inflow arising from disposal:
  Cash consideration                           36,131
  Less: Bank balances and cash disposed of     (3,356)
        Commission and related expenses        (5,864)
                                              -------
                                               26,911
                                              =======

     The subsidiaries disposed of during the year ended 31 December 2003 contributed HK$124,329,000 to the Company's turnover and HK$22,004,000 to the Company's loss before taxation for that year.

45.  MAJOR NON-CASH TRANSACTIONS

     (a) During the year ended 31 December 2005, the Company disposed of a computer system for online travel reservation to Sino Express Travel Limited ("Sino"), a Hong Kong and Macau travel products supplier and wholesale distributor, at a consideration of US$500,000, which was settled by 2,500,000 common shares (valued at US$0.2 per share) of Sino Express Travel Limited ("Sino USA"), the 100% holding company of Sino.

          Sino USA is a company incorporated in the United States of America with its shares traded on the Pink Sheets in the United States of America.

     (b) During the year ended 31 December 2004, the Company issued convertible notes to finance the redemption of the convertible notes issued in 2002 and due in 2004. The total consideration of 2004 convertible notes of HK$260,000,000 was partly settled by the cancellation of 2002 convertible notes of HK$189,800,000.

     (c) During the year ended 31 December 2004, the consideration receivable on disposal of interest in a co-operative joint venture of HK$40,000,000 was transferred to loan receivable.

     (d) During the year ended 31 December 2004, the Company entered into finance lease arrangements in respect of assets with a total capital value of HK$186,000 at the inception of the finance leases.

     (e) During the year ended 31 December 2003, the Company disposed of the amount receivable from the property purchaser together with interests in other investments amounting to HK$77,200,000 and HK$22,913,000 (including HK$287,000 receivable from the investee companies) respectively to exchange for a 70% interest in an investment company which holds a 26% interest in a PRC joint venture engaged in property holding and operation of leisure services. The acquired investee company is classified as investment securities at a fair value of HK$99,258,000 at the date of completion of the transaction.

     (f) During the year ended 31 December 2003, the Company disposed of its interests in Rosedale Hotel Group Limited for a consideration of HK$88,000,000 of which HK$68,000,000 was due for payment after 31 December 2003.

46.  ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

                           2005      2004      2003
                         -------   -------   -------
                         HK$'000   HK$'000   HK$'000
Bank balances and cash    43,103   134,317   111,709
Bank overdrafts               --   (28,181)       --
                          ------   -------   -------
                          43,103   106,136   111,709
                          ======   =======   =======

47.  PLEDGE OF ASSETS

     Save as otherwise disclosed, at 31 December 2005, the Company's credit facilities were secured by the Company's assets as follows:

                       2005      2004
                     -------   -------
                     HK$'000   HK$'000
Hotel property       614,856   620,510
Property interests    18,290    14,060
Bank balances          6,925     6,800
                     -------   -------
                     640,071   641,370
                     =======   =======

48.  CONTINGENT LIABILITIES

     The Company did not have any significant contingent liabilities as at 31 December 2005 and 2004.

49.  OPERATING LEASE COMMITMENTS

     As lessee

     At 31 December 2005, the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

                                           2005      2004
                                         -------   -------
                                         HK$'000   HK$'000
Land and buildings
Within one year                           14,660     9,690
In the second to fifth years inclusive     4,866     3,029
                                          ------    ------
                                          19,526    12,719
                                          ======    ======
Equipment
Within one year                              358       358
In the second to fifth years inclusive       896     1,254
                                          ------    ------
                                           1,254     1,612
                                          ======    ======

     Operating lease payments represent rentals payable by the Company for certain of its office properties, shops and employees' quarters as well as equipment. Leases are negotiated for an average term of two years.

     As lessor

     Property rental income earned during the year was HK$15,713,000 (2004:
     HK$13,072,000 and 2003: HK$109,000).

     At the balance sheet date, the Company had contracted with tenants for the following future minimum lease payments for its investment property and premises within the hotel properties:

                                           2005      2004
                                         -------   -------
                                         HK$'000   HK$'000
Within one year                           13,289    11,369
In the second to fifth years inclusive    41,570    33,577
After five years                          12,622        --
                                          ------    ------
                                          67,481    44,946
                                          ======    ======

50.  CAPITAL COMMITMENTS

                                                         2005      2004
                                                       -------   -------
                                                       HK$'000   HK$'000
Contracted for but not provided in the consolidated
   financial statements in respect of acquisition of
   property, plant and equipment                        30,000    30,760
Contracted for but not provided in the consolidated
   financial statements in respect of investments        5,462   137,697
                                                        ------   -------
                                                        35,462   168,457
                                                        ======   =======

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

     The amounts charged to the income statement represent contributions payable to schemes and the MPF Scheme by the Company at rates specified in the rules of the schemes less forfeiture of HK$125,032 (2004: HK$277,134 and 2003: HK$1,003,589) arising from employees leaving the Company prior to completion of the qualifying service period, if any.

     At the balance sheet date, the total amount of forfeited contributions, which arose upon employees leaving the retirement benefit schemes and which are available to reduce the contributions payable in future years was HK$548,759 (2004: HK$65,025).

52.  POST BALANCE SHEET EVENTS

     Subsequent to the balance sheet date, the following events have taken place:

     (a) On 1 March 2006, the Company entered into a placing agreement with Success Securities Limited ("Success Securities") pursuant to which the Success Securities conditionally agreed to place up to 175 million shares in the Company at a price of HK$0.69 per share to independent investors (the "Placing"). The Placing is conditional on, among other things, the passing of the resolution at the special general meeting by the shareholders to approve the issue of the 175 million shares under the Placing (the "Placing Shares").

          The net proceeds of approximately HK$119.7 million from the Placing are intended to be used as general working capital for the Company.

          In order to facilitate the issue of the Placing Shares, the Board proposes to conduct the capital reorganization which involves (i) the reduction of the issued share capital of the Company by HK$0.90 per existing share by cancelling an equivalent amount of paid-up capital per existing share so that the nominal value of each existing share in issue will be reduced from HK$1 to HK$0.10; and (ii) the subdivision of every unissued existing share into 10 adjusted shares.

          The Placing was completed on 25 April 2006.

     (b) On 23 March 2006, the Company entered into a total of eight subscription agreements in relation to the subscription by eleven subscribers of the 2% convertible exchangeable notes with an aggregated principal amount of HK$1,000 million (the "Notes"). CEL, Hutchison International Limited and the nine other subscribers have conditionally agreed to subscribe for the Notes with principal amount of HK$300 million, HK$200 million and HK$500 million by cash respectively.

          The initial conversion price of the Notes is HK$0.79 per share, after the share subdivision as mentioned in note (a) above, subject to adjustments. Unless previously converted or lapsed or redeemed by the Company, the Company will redeem the Notes on the fifth anniversary from the date of issue of the Notes (the "Maturity Date") at the redemption amount which is 110% of the principal amount of the Notes outstanding.

          Each of the noteholders shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Notes up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000,000) of the principal amount of the Notes into the shares of the Company (the "Conversion Shares") at the then prevailing conversion price.

          Subject to certain restrictions which are intended to facilitate compliance of relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000,000 or integral multiples thereof) of 50% of the initial principal amount of its Notes for shares in the share capital of any company which is an affiliated company or subsidiary of the Company that is to be listed on a stock exchange through an initial public offering at the price (the "Spin-off Shares"), subject to adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. As at the date of report, the Company does not have any concrete plan as regards any spin-off proposal.

          The net proceeds of approximately HK$998.8 million raised from the Notes are expected to be used by the Company for the purpose of expanding its hotel business and travel related business. The directors of the Company have been identifying suitable investment targets in the hotel and travel related business for the Company. However, as at the date of report, no negotiations for investments in any targets have been materialised or proceeded to a matured stage. To the extent that the net proceeds are not immediately applied for the above purposes, the directors of the Company intended that the net proceeds may be used to reduce the gearing of the Company.

          The subscription agreements, the issue of the Notes and the issue of the Conversion Shares was approved by the shareholders of the Company in the special general meeting held on 8 May 2006.

     (c) On 13 June 2006, the Company entered into an agreement with China Star Entertainment Limited, a company incorporated in Bermuda with its shares listed on the Stock Exchange, in relation to the disposal of approximately a 56.91% interest in Triumph Up at a consideration of approximately HK$252,789,000. Triumph Up indirectly holds approximately a 55.75% interest in Kingsway Hotel. Accordingly, the Company's approximately 31.73% effective interest in Kingsway Hotel will be entirely disposed of.

          The net proceeds from the disposal are estimated to be approximately HK$250,800,000. The Company intends to apply the net proceeds for the purpose of repayment of its borrowings and general working capital of the Company.

     (d) On 22 June 2006, the Company granted 58,880,000 option at an exercise price of HK$0.728 with exercisable period from 22 June 2006 to 21 June 2008.

     (e) On 30 June 2006, ITS Inc. entered into an agreement with Sino in relation to the disposal of the entire 100% equity interest in Guangzhou Travel Information Systems Network Limited ("GZTI"), together with the loan due from GZTI to ITS Inc. amounting to HK$51,503,000 approximately, for a total consideration of US$7,500,000. Pursuant to the agreement, the consideration will be satisfied by Sino USA issuing to ITS Inc. (or as it may director) a total of 32,608,696 shares at the issue price of US$0.23 each (the "Consideration Shares"). The Consideration Shares represent approximately 38.99% of the issued share capital of Sino USA as enlarged by the Consideration Shares. After the completion of the disposal, Sino USA will become an associate of the Company.

53.  RELATED PARTY TRANSACTIONS

     (a) During the year, the Company had transactions with related parties as follows:

(I)   Nature of transactions              Notes   Name of company                    2005      2004      2003
      ----------------------              -----   ---------------                  -------   -------   -------
                                                                                   HK$'000   HK$'000   HK$'000
      Property rental expenses paid        (i)    Cycle Company Limited and
      and payable by the Company                  Gunnell Properties Limited        3,734     2,266     1,630
                                                  Mass Success International
                                                  Limited                             258     2,268     1,790
                                                  Paul Y. Building Management
                                                  Limited                             259        --        --
                                                                                   ------    ------     -----
                                                                                    4,251     4,534     3,420
                                                                                   ======    ======     =====

      Air ticketing and travel service     (ii)   Hanny Holdings Limited and its
      income received and receivable              subsidiaries                      1,582     1,240       666
      by the Company                              Paul Y. - ITC Management
                                                  Limited                           1,415        --        --
                                                  PYI Corporation Limited
                                                  (formerly known as "Paul Y. -
                                                  ITC Construction Holdings
                                                  Limited") and its subsidiaries    1,147     1,965       486
                                                  See Corporation Limited
                                                  (formerly known as "Ruili
                                                  Holdings Limited")                  492        --        --
                                                  China Strategic Holdings
                                                  Limited and its subsidiaries        236       174       213
                                                  ITC Corporation Limited and
                                                  its subsidiaries                     56       153       266
                                                  Paul Y. Management Limited           21        --        --
                                                  Cheung Wah Ho Dyestuffs
                                                  Company Limited                      --       233        17
                                                  PSC Corporation Limited              --        68       213
                                                  Cyber Business Network
                                                  (Hong Kong) Limited                  --         3        --
                                                  Pacific Century Premium
                                                  Developments Limited and
                                                  its subsidiaries                     --        --       318
                                                  SMI Corporation Limited
                                                  and its subsidiaries                 --        --       118
                                                  Mobile Media Management
                                                  Limited                              --        --        27
                                                  X-One Management Limited             --        --        11
                                                                                   ------    ------     -----
                                                                                    4,949     3,836     2,335
                                                                                   ======    ======     =====
      Interest paid on convertible
      notes                                (iii)   Million Good Limited               359     2,177     1,696
                                                                                   ======     =====     =====

      Loan interest paid and payable       (iv)   Nation Cheer Investment
      by the Company                              Limited                           5,138     2,051       385
                                                  Million Good Limited              4,323     5,256     1,710
                                                  Hanny Holdings Limited
                                                  and its subsidiaries              2,799     9,742     1,790
                                                  Paul Y. - ITC Management
                                                  Limited                           1,269        --        --
                                                  Cheung Tai Hong (BVI)
                                                  Limited                             769        --        --
                                                  China Strategic Holdings
                                                  Limited and its subsidiaries      6,103     1,465     2,229
                                                                                   ------    ------    ------
                                                                                   20,401    18,514     6,114
                                                                                   ======    ======    ======

      Interest on loan receivables         (v)    See Corporation Limited
                                                  (formerly known as "Ruili
                                                  Holdings Limited")                   --        76        --
                                                                                    =====    ======     =====

      Net income on sale of computer       (vi)   Cyber Business Network
      program source code                         (Hong Kong) Limited                  --        --     3,000
                                                                                    =====    ======     =====

     (a) During the year, the Company had transactions with related parties as follows: - continued

                                                                                      2005      2004      2003
(I)   Nature of transactions              Notes    Name of company                  -------   -------   -------
      ----------------------              -----    ---------------                  HK$'000   HK$'000   HK$'000
      Website maintenance services         (vii)   Cyber Business Network
      paid by the Company                          (Hong Kong) Limited                  --     1,200        --
                                                                                     =====     =====     =====

      Secondment fee paid                 (viii)   Mass Success International
                                                   Limited                           2,492        --        --
                                                                                     =====     =====     =====

      Secondment fee received             (viii)   Manwide Holdings Limited          1,154        --        --
                                                                                     =====     =====     =====

Notes:

(i) The property rental expenses paid and payable by the Company were transactions determined in accordance with the terms of relevant agreements.

(ii) The above companies purchased air tickets and related services from the Company at rates comparable to market rates.

(iii) The interest paid on convertible notes was calculated at the rate specified in the convertible notes issued.

(iv) The interest paid and payable by the Company for loans from these companies was calculated at rates comparable to market rates.

(v) The interest on loan receivables was calculated at rates comparable to market rates.

(vi) The above company purchased the computer source code from the Company at a price with reference to the market rate.

(vii) The above company charged website maintenance service to the Company at comparable market price.

(viii) The staff secondment charges were determined with reference to the costs incurred.

Certain directors of the Company are also directors of and/or have beneficial interests in those companies.

                                                                                      2005      2004      2003
(II)   Nature of transactions              Notes   Name of company                  -------   -------   -------
       ----------------------              -----   ---------------                  HK$'000   HK$'000   HK$'000
       Agency fees paid by the Company      (i)    Ananda Travel Service, Inc.         --        --        60
                                                                                      ===       ===       ===

       Air ticketing and travel services    (ii)   Ananda Travel Service, Inc.
       income received by the Company                                                  --        --         7
                                                                                      ===       ===       ===

Notes:

(i) During the year ended 31 December 2003, the above company acted as the Company's land operations in the jurisdiction in which it is located. Agency fees were calculated in accordance with the agency agreement entered into between the Company and the above related company on 20 September 1997.

(ii) During the year ended 31 December 2003, the above company purchased air tickets and other travel related services from the Company at rates comparable to market rates.

     The Company paid an annual fee of nil (2004: nil and 2003: HK$10) to Ananda Holdings Limited for a non-exclusive licence to the Company to use the "Ananda" trademark.

     Mr. Chan Yeuk Wai has minority interests in Ananda Travel Service, Inc.

(b) During the year, the Company received loans from related companies. Details of their relationships and the terms of the loans are set out in note 33.

     (c) The Company maintained current accounts with related companies and associates. Their balances as at 31 December 2005 are set out in notes 26, 27 and 34.

          Certain directors of the Company are also directors of and/or have beneficial interests in those companies.

     (d) During the year ended 31 December 2004, the Company made a loan to a related company. Details of its relationship and the terms of the loan are set out in note 29a(v).

     (e) During the year ended 31 December 2004, the Company issued convertible notes of nominal value amounting to HK$155,000,000 to CEL. Details of the convertible notes are set out in note 37. As at 31 December 2005, the related company holds the convertible notes of nominal value amounting to nil (2004: HK$55,000,000).

          Certain directors of the Company are also directors of and/or have beneficial interests in that related company.

     (f) During the year ended 31 December 2004, the Company received commission and hotel management fee of HK$3,628,000 (2003: nil) from Heilongjiang Ananda Entertainment Company Limited ("Heilongjiang Ananda"), a former associate of the Company, in accordance with the hotel management contract entered with Heilongjiang Ananda.

     (g) During the year ended 31 December 2003, a subsidiary of an indirect substantial shareholder pledged certain of its investments listed in Hong Kong with a lender to secure its loans to the Company. No commission or charges were paid to the subsidiary of the indirect substantial shareholder by the Company in respect of the security provided.

     (h) During the year ended 31 December 2003, the Company executed a guarantee in favour of the holder of the promissory note issued by a subsidiary of Apex as security to secure the note to the extent of HK$365 million together with interest. No commission or charges were received from the Apex Group in respect of the guarantee.

     (i) During the year ended 31 December 2003, two directors including a former executive director of the Company executed personal guarantees to a bank and a securities company to secure their loans granted to the Company. No commission or charges were paid to the directors by the Company in respect of the above guarantees.

     (j)  Compensation of key management personnel

          The remuneration of directors and other members of key management during the year was as follows:

                             2005      2004      2003
                           -------   -------   -------
                           HK$'000   HK$'000   HK$'000
Short-term benefits         3,865     6,507     3,680
Post-employment benefits       29        69       307
                            -----     -----     -----
                            3,894     6,576     3,987
                            =====     =====     =====

     The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

54.  PRINCIPAL SUBSIDIARIES

     Details of the Company's principal subsidiaries as at 31 December 2005 are as follows:

                                                                          Proportion of
                                                                         nominal value of
                                                                      issued share capital/
                                                                        registered capital
                                                     Issued and          held by Company
                                   Place of            paid up        ---------------------
                                incorporation/      share capital/    Directly   Indirectly           Principal activities
Name of company                  registration    registered capital       %           %              and place of operation
---------------                 --------------   ------------------   --------   ----------   ------------------------------------
Allied Glory Investment         Hong Kong                      HK$2       --        55.7      Investment holding in the PRC
Limited ("Allied Glory")
Apex                            British Virgin         US$5,548,172       --        67.9      Investment holding
                                Islands
Asian Pearl Investments         British Virgin                 US$1       --         100      Investment holding in the PRC
Limited                         Islands
Benchmark Pacific Limited       British Virgin                 US$1       --         100      Investment holding in Hong Kong
                                Islands
Clever Basin Holdings Limited   British Virgin                 US$1       --        67.9      Investment holding in Hong Kong
                                Islands
Credit Paradise Limited         Hong Kong                      HK$2       --         100      Property investment in Malaysia
Cyber Business Network          Hong Kong             HK$14,000,000       --         100      Provision of internet technology
(Hong Kong) Limited                                                                           services in Hong Kong
DS Eastin Limited               Hong Kong                     HK$20       --        67.9      Investment holding in the PRC
Golden Sun Limited              Hong Kong                      HK$2       --         100      Investment holding in Hong Kong
Hey Wealth  Limited             Hong Kong                      HK$2       --        67.9      Property holding in Hong Kong
HKWOT (BVI) Limited             British Virgin                 US$1      100          --      Investment holding
                                Islands
HMH China Investments           Bermuda               CAD$1,152,913       --        55.7      Investment holding
Limited
Hong Kong Wing On Travel        Hong Kong                Ordinary -       --         100      Outbound travel and related services
Service Limited                                      HK$180,000,100                           in Hong Kong
                                                         Deferred -
                                                      HK$20,000,000*
International Travel            British Virgin                 US$1       --         100      Investment holding
Systems Inc.                    Islands
Kingsgrove International        Hong Kong                      HK$2       --         100      Property holding in Hong Kong
Limited
Lucky Million Investments       British Virgin                 US$1       --        67.9      Investment holding in Hong Kong
Limited                         Islands
Luoyang Golden Gulf Hotel       PRC #                RMB145,000,000       --        40.8      Hotel ownership and operation in the
Co., Ltd.                                                                                     PRC
Makerston Limited               British Virgin                 US$1       --        67.9      Investment holding in Hong Kong
                                Islands
Many Good Money Exchange        Hong Kong                HK$100,000       --         100      Money exchange services in Hong Kong
Limited
Mexmara Holdings Limited        British Virgin                 US$1       --         100      Property investment in Hong Kong
                                Islands
Millennium Target Holdings      British Virgin                 US$1       --         100      Investment holding
Limited                         Islands

                                                                          Proportion of
                                                                         nominal value of
                                                                      issued share capital/
                                                                        registered capital
                                                     Issued and          held by Company
                                   Place of            paid up        ---------------------
                                incorporation/      share capital/    Directly   Indirectly           Principal activities
Name of company                  registration    registered capital       %           %              and place of operation
---------------                 --------------   ------------------   --------   ----------   ------------------------------------
Rosedale Group Management       Hong Kong                      HK$2       --        67.9      Provision of management services in
Limited                                                                                       Hong Kong
Rosedale Hotel Beijing Co.,     PRC #                 US$17,200,000       --        64.5      Hotel ownership and operation in the
Ltd.                                                                                          PRC
Rosedale Hotel Group Limited    British Virgin                 US$1       --        67.9      Investment holding in Hong Kong
                                Islands
Rosedale Hotel Guangzhou        PRC ##                US$11,500,000       --        55.2      Hotel ownership and operation in the
Co., Ltd. ("Rosedale                                                                          PRC
Guangzhou")
Rosedale Hotel Management       Hong Kong                      HK$2       --        67.9      Hotel management service in
Limited                                                                                       Hong Kong
Rosedale Hotel Management       British Virgin                 US$1       --        67.9      Hotel management service
International Limited           Islands
Rosedale Park Limited           Hong Knog                      HK$2       --        67.9      Hotel operation in Hong Kong
Shropshire Property Limited     British Virgin           Ordinary -       --        67.9      Investment holding in the PRC
                                Islands                       US$10
                                                       Preference -
                                                           US$1,000
Success Fund Industrial         Hong Kong                    HK$100       --         100      Property investment in the PRC
Limited
Super Grade Investment          British Virgin                 US$1       --         100      Property investment in Hong Kong
Limited                         Islands
Triumph Up Investments          British Virgin               US$615       --        56.9      Investment holding in Macau
Limited                         Islands
Watertours of Hong Kong         Hong Kong                Ordinary -       --         100      Watertour services in Hong Kong
Limited                                                HK$1,500,000
                                                       "B" - HK$100*
Wing On Holidays (Macau)        Macau                  MOP1,300,000       --         100      Travel and related services in Macau
Limited
Wing On Hotel Management        British Virgin                 US$4       --         100      Hotel management services in the PRC
Limited                         Islands
Wing On Travel and Tour         Hong Kong              HK$2,000,000       --         100      Inbound travel and related services
Limited                                                                                       in Hong Kong
Wing on Travel Finance          Hong Kong                      HK$2       --         100      Money lending in Hong Kong
Limited
Wing On Travel International    British Virgin                 US$1      100          --      Investment holding
Limited                         Islands
Wing On Travel (BVI) Limited    British Virgin            US$10,000       --         100      Investment holding
                                Islands
Wing On Travel (U.K.) Limited   United Kingdom                   L2       --         100      Travel and related services in U.K.
WOT Holidays (Canada) Limited   Canada                     C$15,000       --         100      Travel and related services in
(formerly known as Ananda                                                                     Canada
Travel (Canada) Limited)

* The deferred shares and "B" shares are owned by the Company, practically carry no rights to dividends or to receive notice of or to attend or vote at any general meeting of the respective companies or to participate in any distribution in winding up.

#    The subsidiaries are PRC Sino-foreign equity joint ventures.

## This subsidiary is a PRC Sino-foreign co-operative joint venture. Allied Glory is entitled to recoup its total investment (including capital and interest) from the after-tax earnings of Rosedale Guangzhou before any amounts are distributed. Thereafter, the after-tax earnings of Rosedale Guangzhou are to be distributed at 80% and 20% to Allied Glory and other joint venture partner respectively.

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

55. SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP")

     The consolidated financial statements are prepared in accordance with HKFRSs, which differ in certain significant respects from US GAAP. The cash flow statement used in the primary financial statements complies with HKAS 7 "Cash Flow Statements".

     The significant differences between HKFRSs and US GAAP as they relate to the Company are principally attributable to the accounting for the goodwill and negative goodwill arising on acquisition, convertible notes with beneficial conversion features, valuation of investment properties and reversal of impairment losses.

     Under HKFRSs, the excess of purchase consideration paid over the fair value of the net assets acquired before 1 January 2005 is recorded as goodwill and is amortized on a straight line basis over its useful economic life until 1 January 2005. The amortization of goodwill is discontinued from 1 January 2005 onwards and such goodwill is tested for impairment at least annually. Goodwill arising on acquisition after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. Under US GAAP, intangible assets, including goodwill, with indefinite useful lives are not amortized but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets".

     Under HKFRSs, the excess of the fair value of the net assets acquired over the purchase consideration paid for the acquisition before 1 January 2005 is recorded as negative goodwill, which is presented as a deduction from the assets of the Company in the consolidated balance sheets. The Company releases the negative goodwill to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. Upon the adoption of the new HKFRSs on 1 January 2005, the negative goodwill is derecognized on 1 January 2005 with a corresponding adjustment to the accumulated (losses) profits. Under US GAAP, the excess of assigned value of identifiable assets over the cost of an acquired company, should be allocated on a pro rata basis to the fair values of all acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other postretirement benefit plans, and any other current assets. Since the negative goodwill is allocated to the fair values of the acquired assets, the loss on partial disposal of subsidiaries is adjusted accordingly.

     The allocation of negative goodwill to the fair values of the acquired assets also results in the additional share of result of associates, as the negative goodwill is allocated to the hotel properties of the associate, depreciation of hotel properties is adjusted accordingly.

55. SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP") - continued

     Under HKFRSs, prior to the adoption of new HKFRSs on 1 January 2005, the Company does not separately account for non-detachable conversion features embedded in convertible notes that are in-the-money on the date of issuance (a "beneficial conversion feature"). After the adoption of the new HKFRSs on 1 January 2005, convertible notes that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition. In subsequent periods, the liability component of the convertible notes is carried at amortised cost using the effective interest method. The equity component will remain in convertible notes reserve until the embedded option is exercised. Under US GAAP, the embedded beneficial conversion feature should be valued separately upon issuance. The discount resulting from allocation of proceeds to the beneficial conversion feature should be recognized as interest expense over the maturity of the convertible notes. All of the unamortized discount remaining at the date of conversion should be immediately recognized as interest expense.

     Under HKFRSs, in accordance with the Company's accounting policies, revaluation of investment properties is performed annually, instead of providing depreciation on the historical cost. The revalued amount becomes the deemed cost base of the assets of the Company or its affiliates and no depreciation is provided. Under US GAAP, financial statements are required to be prepared on a historical cost basis. Accordingly, an adjustment is provided so that the investment properties are stated at cost, less accumulated depreciation.

     Under HKFRSs, prior to the adoption of the new HKFRSs on 1 January 2005, hotel properties are stated at cost less accumulated impairment loss. No depreciation or amortization is provided on the hotel properties. Under US GAAP, hotel properties are stated at historical cost less accumulated depreciation and impairment loss. Such difference in accounting for hotel properties under HKFRSs and US GAAP had a significant impact on the Company's equity method affiliate's results of operations or financial position for the year ended 31 December 2003. The equity method affiliate became a subsidiary of the Company in 2004 and the adjustments attributable to this equity method affiliate were reversed to the negative goodwill arising on its acquisition which were then allocated on a pro rata basis to the fair values of all acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other post-retirement benefit plans, and any other current assets.

     After the adoption of the new HKFRSs on 1 January 2005, hotel properties are also stated at cost less accumulated depreciation and impairment loss under HKFRSs. However, as the depreciable cost of hotel properties under US GAAP is adjusted by the negative goodwill and deferred taxation, additional depreciation of hotel properties (net of minority interests) is charged under US GAAP.

     Under HKFRSs, where an impairment loss subsequently reverses, the carrying amount of the assets is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. Under US GAAP, any reversal of impairment loss is prohibited, and as such, the effects of such reversals are eliminated.

55. SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP") - continued

     Under HKFRSs, prior to the adoption of new HKFRSs on 1 January 2005, the Company does not make any accounting entry on grant of share options to its employees and directors. Under US GAAP, the Company accounts for its share option scheme under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 ("APB Opinion No. 25"),"Accounting for Stock Issued to Employees" and related interpretations. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of grant and is amortized over the vesting period of the related options. Since no options have been granted under the Company's option plans, this difference in accounting under HKFRSs and US GAAP has had no impact on the Company's results of operations or financial position.

     The adjustments necessary to present net profit (loss) and shareholders' equity in accordance with US GAAP, for the three years ended 31 December 2005, 2004 and 2003, respectively, are shown in the tables set out below.

                                                         2005       2004         2003
                                                       -------   ----------   ----------
                                                       HK$'000     HK$'000      HK$'000
                                                                 (Restated)   (Restated)
Net profit (loss) as reported under HKFRSs              31,109      8,556      (380,680)
US GAAP adjustments:
   Additional depreciation of hotel properties
      (net of minority interests)                       (7,732)    (9,789)           --
   Impact of reversing the impairment loss in
      respect of leasehold land and buildings           (4,874)    (4,511)           --
   Impact of reversing the impairment loss in
      respect of properties under construction            (900)        --            --
   Increase in fair value of investment property          (619)    (2,000)         (170)
   Impact of negative goodwill from acquisition
      of subsidiaries                                  (34,574)        --            --
   Impact of negative goodwill amortization                 --     (1,863)           --
   Adjusted loss on partial disposal of subsidiaries     2,811         --            --
   Additional share of results of associates
      (net of minority interests)                          398         --            --
   Interest expense attributable to amortization
      of the beneficial conversion feature
      embedded in the convertible notes                     --     (5,368)      (54,957)
   Reversal of amortization of goodwill                     --         --           496
   Difference in amortization attributable to the
      excess of fair value of net assets acquired
      over the purchase consideration paid for
      a business acquired                                   --         --           568
   Additional loss on disposal of discontinued
      operation                                             --         --          (661)
   Additional loss on disposal of an associate              --         --          (617)
   Net US GAAP adjustments attributable to
      equity method affiliate                               --         --         7,712
                                                       -------    -------      --------
Net loss under US GAAP                                 (14,381)   (14,975)     (428,309)
                                                       =======    =======      ========
Comprising:
   Continuing operations                               (14,381)   (14,975)     (408,519)
   Discontinued operations                                  --         --       (19,790)
                                                       -------    -------      --------
                                                       (14,381)   (14,975)     (428,309)
                                                       =======    =======      ========

55. SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP") - continued

                                            HK$     HK$     HK$
                                           -----   -----   -----
Loss per share under US GAAP - basic and
   diluted
   Continuing operations                   (0.03)  (0.07)  (2.23)
   Discontinued operations                    --      --   (0.11)
                                           -----   -----   -----
                                           (0.03)  (0.07)  (2.34)
                                           =====   =====   =====

     In addition, interest income and exchange gain for the year ended 31 December 2005 of HK$4,722,000 and HK$81,000 respectively (2004:
     HK$3,381,000 and HK$135,000; and 2003: HK$1,150,000 and HK$335,000)
     classified as a component of other operating income for HKFRSs purposes is considered to be non-operating income for US GAAP purposes.

                                                                       2005       2004
                                                                     -------   ----------
                                                                     HK$'000     HK$'000
                                                                               (Restated)
Equity attributable to shareholders of the parent as reported
   under HKFRSs                                                      978,976    630,142
US GAAP adjustments:
   Reversal of net US GAAP adjustments attributable
      to equity method affiliate which became a
      subsidiary in 2004                                               7,712      7,712
   Impact of derecognition of negative goodwill                      (72,651)        --
   Impact of negative goodwill from on acquisition of subsidiaries   (34,574)        --
   Adjusted loss on partial disposal of subsidiaries                   2,811         --
   Additional share of results of associates (net of minority
      interests)                                                         398         --
   Additional depreciation of hotel properties (net of
      minority interests)                                            (17,521)    (9,789)
   Increase in fair value of investment property                      (2,789)    (2,170)
   Impact of reversing the impairment loss in respect of
      leasehold land and buildings                                    (9,385)    (4,511)
   Impact of reversing the impairment loss in respect of
      properties under construction                                     (900)        --
   Impact of negative goodwill amortization                           (1,863)    (1,863)
   Reversal of convertible notes reserve                                  --    (13,650)
                                                                     -------    -------
Equity attributable to shareholders of the parent
   under US GAAP                                                     850,214    605,871
                                                                     =======    =======

55. SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP") - continued

     Other comprehensive loss

                                            2005      2004      2003
                                          -------   -------   --------
                                          HK$'000   HK$'000    HK$'000
US GAAP loss                              (14,381)  (14,975)  (428,309)
Foreign currency translation adjustment    11,015      (757)      (213)
                                          -------   -------   --------
Comprehensive loss                         (3,366)  (15,732)  (428,522)
                                          =======   =======   ========

                                     2005        2004
                                  ---------   ---------
                                   HK$'000     HK$'000
Total assets
Total assets under US GAAP        2,904,220   2,563,277
                                  =========   =========
Total liabilities
Total liabilities under US GAAP   1,617,579   1,657,528
                                  =========   =========

     Valuation allowances

     Roll forward schedule of allowances for doubtful assets (all related to continuing operations)

     For the year ended 31 December 2005

                                                 Charged to
                                                  costs and
                                      1.1.2005    expenses    Write-off   31.12.2005
                                      --------   ----------   ---------   ----------
                                       HK$'000     HK$'000     HK$'000      HK$'000
Allowance for doubtful debts            33,952       476          --         34,428
Allowance for advances to service
   suppliers                           209,385        --          --        209,385
Allowance for short term investment
   deposit                              23,000        --          --         23,000
                                       =======       ===         ===        =======

55. SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP") - continued

     For the year ended 31 December 2004

                                                 Charged to
                                                  costs and
                                      1.1.2004    expenses    Write-off   31.12.2004
                                      --------   ----------   ---------   ----------
                                       HK$'000     HK$'000     HK$'000      HK$'000
Allowance for doubtful debts            32,690      1,262         --         33,952
Allowance for advances to service
   suppliers                           209,385         --         --        209,385
Allowance for short term investment
   deposit                              23,000         --         --         23,000
                                       =======      =====        ===        =======

     For the year ended 31 December 2003

                                                 Charged to
                                                  costs and
                                      1.1.2003    expenses    Write-off   31.12.2003
                                      --------   ----------   ---------   ----------
                                       HK$'000     HK$'000     HK$'000      HK$'000
Allowance for doubtful debts            32,690       --           --         32,690
Allowance for advances to service
   suppliers                           209,385       --           --        209,385
Allowance for short term investment
   deposit                              23,000       --           --         23,000
                                       =======      ===          ===        =======

     Recent Accounting Pronouncements Not Yet Adopted

     In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151 "Inventory Costs - an amendment of ARB No. 43, Chapter 4" ("SFAS No.151"). SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after 1 July 2005. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

     In December 2004, the FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153"), which amends APB Opinion No. 29 "Accounting for Nonmonetary Transactions", to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after 15 June 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company's financial position or results of operations.

55. SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP") - continued

     In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Assets Retirement Obligations, an interpretation of SFAS No. 143" ("FIN 47"). FIN 47 clarifies that an entity is required to recognize a liability for legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after 15 December 2005. The Company does not anticipate that the adoption of this interpretation will have a material impact on the Company's financial position, results of operations or cash flows.

     In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections" ("SFAS 154") which replaces APB Opinions No. 20 "Accounting Changes" and SFAS No. 3 "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company's financial position or results of operations.

     In September 2005, the Emerging Issues Task Force published Issue 04-13 "Accounting for Purchases and Sales of Inventory with the Same Counterparty" ("Issue 04-13"). Issue 04-13 addresses the accounting and disclosure requirements of accounting for purchases and sales of inventory with the same counterparty. In certain situations, as discussed further in Issue 04-13, generally accepted accounting principles may require these types of transactions be carried at historical cost of inventory as opposed to the inventory's fair value, and potentially to defer revenue recognition primarily in situations wherein the transactions may not represent a completed revenue earnings cycle. Issue 04-13 is applicable for arrangements entered into by entities for interim or annual periods beginning after 15 March 2006, the Company does not anticipate that the adoption of this Issue will have a material effect on the Company's financial position or results of operations.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HANGZHOU ZHONGCE RUBBER CO., LTD.

Report of Independent Registered Public Accounting Firm .................   F-80
Consolidated Financial Statements:
Consolidated Statements of Income and Comprehensive Income
   for the years ended December 31, 2003, 2004 and 2005 .................   F-81
Consolidated Balance Sheets as of December 31, 2004 and 2005 ............   F-82
Consolidated Statements of Equity for the years
   ended December 31, 2003, 2004 and 2005 ...............................   F-84
Consolidated Statements of Cash Flows for the years ended
   December 31, 2003, 2004 and 2005 .....................................   F-85
Notes to Consolidated Financial Statements ..............................   F-87

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hangzhou Zhongce Rubber Co., Ltd.

We have audited the accompanying consolidated balance sheets of Hangzhou Zhongce Rubber Co., Ltd. and its subsidiary as of December 31, 2004 and 2005 and the related consolidated statements of income and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2005, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hangzhou Zhongce Rubber Co., Ltd. and its subsidiary as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company and its subsidiary will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the negative working capital of the Company and its subsidiary of approximately Rmb965,031,000 as of December 31, 2005 raises substantial doubt about their ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits also comprehended the translation of Renminbi amounts into United States Dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(j). Such United States Dollar amounts are presented solely for the convenience of the readers.

Deloitte Touche Tohmatsu
Hong Kong
JUNE 1, 2006

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                             (AMOUNTS IN THOUSANDS)

                                                              YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------
                                                     2003         2004         2005        2005
                                                  ----------   ----------   ----------   --------
                                                      RMB          RMB          RMB         US$
REVENUES (NOTE 13):
   - third parties ............................    3,717,855    4,960,335    6,406,337    793,826
   - related parties ..........................       78,353       60,900      100,015     12,393
                                                  ----------   ----------   ----------   --------
Total .........................................    3,796,208    5,021,235    6,506,352    806,219
COST OF REVENUES ..............................   (3,416,622)  (4,450,538)  (5,771,884)  (715,210)
                                                  ----------   ----------   ----------   --------
Gross profit ..................................      379,586      570,697      734,468     91,009
Selling, general and administrative expenses ..     (242,100)    (342,123)    (437,536)   (54,216)
                                                  ----------   ----------   ----------   --------
OPERATING INCOME ..............................      137,486      228,574      296,932     36,793
NON-OPERATING INCOME (EXPENSES):
Interest income ...............................        1,071        1,845        3,692        458
Interest expenses .............................      (44,582)     (82,471)     (94,680)   (11,732)
Other income ..................................        4,333        6,612        1,690        209
Equity in earnings of an affiliate ............       23,302           --           --         --
                                                  ----------   ----------   ----------   --------
INCOME FROM OPERATIONS BEFORE INCOME TAXES
   AND MINORITY INTERESTS .....................      121,610      154,560      207,634     25,728
Provision for income taxes (note 6) ...........      (12,764)     (35,676)     (46,892)    (5,811)
Minority interests ............................       (2,509)      (8,814)     (19,413)    (2,406)
                                                  ----------   ----------   ----------   --------
NET INCOME AND COMPREHENSIVE INCOME ...........      106,337      110,070      141,329     17,511
                                                  ==========   ==========   ==========   ========

          See accompanying notes to consolidated financial statements.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                           CONSOLIDATED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                                               AS OF DECEMBER 31,
                                                        -------------------------------
                                                           2004        2005       2005
                                                        ---------   ---------   -------
                                                           RMB         RMB        US$
ASSETS
Current assets:
   Cash and cash equivalents ........................     232,493     344,974    42,747
   Restricted cash ..................................      38,924      68,841     8,530
   Accounts receivable, net of allowance for
      doubtful receivables of Rmb58,160 in 2004
      and Rmb57,045 in 2005 .........................     654,091     739,728    91,662
   Other receivables ................................      14,497       7,697       954
   Inventories (note 3) .............................     924,977   1,379,381   170,922
   Prepaid expenses and other current assets ........      65,832      44,034     5,456
   Due from related companies, net of allowance
      for doubtful receivables of Rmb1,942 in 2004
      and Rmb1,942 in 2005 (note 10) ................       8,525       9,178     1,137
   Due from Chinese joint venture partners ..........          --       1,318       163
   Short-term deferred tax assets (note 6) ..........      29,003      42,988     5,327
   Other tax recoverable ............................      21,395      14,306     1,773
                                                        ---------   ---------   -------
   Total current assets .............................   1,989,737   2,652,445   328,671
Due from Chinese joint venture partners (note 11) ...         873          --        --
Prepayments for equipment ...........................     120,119      88,684    10,989
Property, plant and equipment, net (note 4) .........   1,949,312   2,449,664   303,544
Long-term deferred tax assets (note 6) ..............       9,521       7,408       918
Other assets ........................................         441         441        55
                                                        ---------   ---------   -------
   Total assets .....................................   4,070,003   5,198,642   644,177
                                                        =========   =========   =======

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                             (AMOUNTS IN THOUSANDS)

                                                                AS OF DECEMBER 31,
                                                        ---------------------------------
                                                           2004        2005        2005
                                                        ---------   ---------   ---------
                                                           RMB         RMB         US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term bank loans (note 5) ...................   1,577,352   1,753,789     217,317
   Long-term bank loans - current portion (note 5) ..      64,000      97,000      12,019
   Accounts payable .................................     693,886   1,072,080     132,844
   Other payables ...................................     260,316     394,751      48,915
   Accrued liabilities ..............................     152,419     163,004      20,198
   Income taxes payable (note 6) ....................      30,708      29,220       3,621
   Loans from related companies (note 10) ...........       5,841      87,201      10,805
   Due to Chinese joint venture partners (note 11) ..          --         594          74
   Other tax liability ..............................      13,057      19,837       2,458
                                                        ---------   ---------   ---------
   Total current liabilities ........................   2,797,579   3,617,476     448,251
Long-term bank loans, net of current portion
   (note 5) .........................................     289,000     437,000      54,150
Due to a shareholder ................................          67          67           8
                                                        ---------   ---------   ---------
   Total liabilities ................................   3,086,646   4,054,543     502,409
                                                        ---------   ---------   ---------
Minority interests ..................................     189,586     208,999      25,898
                                                        ---------   ---------   ---------
Obligations and commitments (note 8)
Shareholders' equity:
   Registered capital ...............................     613,603     613,603      76,033
   Additional paid-in capital .......................      20,266      20,266       2,511
   Retained earnings ................................     159,902     301,231      37,326
                                                        ---------   ---------   ---------
   Total shareholders' equity .......................     793,771     935,100     115,870
                                                        ---------   ---------   ---------
   Total liabilities and shareholders' equity .......   4,070,003   5,198,642     644,177
                                                        =========   =========   =========

          See accompanying notes to consolidated financial statements.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                        CONSOLIDATED STATEMENTS OF EQUITY

                             (AMOUNTS IN THOUSANDS)

                                                ADDITIONAL
                                   REGISTERED     PAID-IN    RETAINED
                                     CAPITAL      CAPITAL    EARNINGS    TOTAL
                                   ----------   ----------   --------   -------
                                       RMB          RMB         RMB       RMB
Balance at January 1, 2003......     469,749      20,266      126,569   616,584
Increase of registered capital..     143,854          --     (143,854)       --
Net income......................          --          --      106,337   106,337
Dividends declared..............          --          --      (39,220)  (39,220)
                                     -------      ------     --------   -------
Balance at December 31, 2003....     613,603      20,266       49,832   683,701
Net income......................          --          --      110,070   110,070
                                     -------      ------     --------   -------
Balance at December 31, 2004....     613,603      20,266      159,902   793,771
Net income......................          --          --      141,329   141,329
                                     -------      ------     --------   -------
Balance at December 31, 2005....     613,603      20,266      301,231   935,100
                                     =======      ======     ========   =======
Balance at December 31, 2005
   (in US$).....................      76,033       2,511       37,326   115,870
                                     =======      ======     ========   =======

          See accompanying notes to consolidated financial statements.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                              YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                       2003       2004       2005       2005
                                                     --------   --------   --------   -------
                                                        RMB        RMB        RMB       US$
Cash flows from operating activities:
   Net income.....................................    106,337    110,070    141,329    17,511
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Minority interests..........................      2,509      8,814     19,413     2,406
      Equity in earnings of an affiliate..........    (23,302)        --         --        --
      Deferred income taxes.......................     (6,048)   (18,199)   (11,872)   (1,471)
      Loss (gain) on disposal of property, plant
         and equipment............................       (945)       (67)     3,327       412
      Depreciation and amortization...............     71,748    180,272    248,854    30,836
Changes in operating assets and liabilities
   (net of effects of consolidation of variable
   interest entity):
      Accounts and other receivables, net.........    (56,362)  (180,190)   (78,837)   (9,769)
      Inventories.................................   (141,044)  (182,410)  (454,404)  (56,305)
      Prepaid expenses and other current assets...     10,543     (5,486)    21,798     2,701
      Due (from) to related companies.............      4,682    (59,833)      (653)      (81)
      Other tax recoverable.......................     (2,625)   (18,770)     7,089       878
      Other assets................................        239        644         --        --
      Accounts payable and other payables.........     75,617    304,757    512,629    63,521
      Accrued liabilities.........................     44,947     45,192     10,585     1,312
      Income taxes payable........................     (7,821)    24,701     (1,488)     (184)
      Other taxes liabilities.....................    (13,187)        --      6,780       840
                                                     --------   --------   --------   -------
   Net cash provided by operating activities......     65,288    209,495    424,550    52,607
                                                     --------   --------   --------   -------

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                             (AMOUNTS IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                          2003       2004       2005       2005
                                                        --------   --------   --------   -------
                                                           RMB        RMB        RMB       US$
Cash flows from investing activities:
   Purchase of property, plant and equipment ........   (368,775)  (625,792)  (722,394)  (89,514)
   Decrease (increase) in restricted bank deposits ..    (18,501)    12,360    (29,917)   (3,707)
   Investments in and advances to affiliates, net ...    (14,890)        --         --        --
   (Increase) decrease in amount due from Chinese
      joint venture partners ........................        (50)       327       (445)      (55)
   Proceeds from disposal of property, plant and
      equipment .....................................      7,726     15,637      1,296       161
   Proceeds from disposal of trading securities .....         50         --         --        --
   Decrease in due from a shareholder ...............         --         --         --        --
   Consolidation of variable interest entity,
      net cash acquired .............................         --     35,058         --        --
                                                        --------   --------   --------   -------
Net cash used in investing activities ...............   (394,440)  (562,410)  (751,460)  (93,115)
                                                        --------   --------   --------   -------
Cash flows from financing activities:
   Net increase in short-term bank loans ............    247,658    474,306    176,437    21,861
   Proceeds of long-term bank loans .................    120,000    147,000    245,000    30,359
   Payment of dividends to shareholders .............    (38,838)   (20,116)        --        --
   Repayment of long-term bank loans ................    (31,600)  (120,000)   (64,000)   (7,930)
   Repayment of loans from a related company ........       (535)      (523)    81,360    10,082
   (Decrease) increase in amount due to Chinese
      joint venture partners ........................     (2,369)     5,841        594        74
   Increase in amount due to a shareholder ..........         --         --         --        --
                                                        --------   --------   --------   -------
Net cash provided by financing activities ...........    294,316    486,508    439,391    54,446
                                                        --------   --------   --------   -------
Net (decrease) increase in cash and cash
   equivalents ......................................    (34,836)   133,593    112,481    13,938
Cash and cash equivalents, beginning of year ........    133,736     98,900    232,493    28,809
                                                        --------   --------   --------   -------
Cash and cash equivalents, end of year ..............     98,900    232,493    344,974    42,747
                                                        ========   ========   ========   =======
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest paid - net of amounts capitalized ....     47,138     82,525     94,129    11,664
      Net income tax paid ...........................     26,634     30,563     60,252     7,466
                                                        ========   ========   ========   =======

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

     In 1998, an agreement was entered into by the Company with three other PRC enterprises to establish a Sino-foreign equity joint venture, Hangzhou Sunrise Rubber Co., Ltd. ("Hangzhou Sunrise") in Hangzhou, the PRC, to construct and operate a radial tire factory. The total investment and registered capital of this joint venture was US$29,980 (Rmb248,000). The equity interest owned by the Company was 49.2% and its investment commitment was satisfied by the contribution of its existing radial tire project under construction into Hangzhou Sunrise while the other three shareholders contributed cash for the remaining 50.8% interest in Hangzhou Sunrise. The radial tire factory of Hangzhou Sunrise commenced operations in 2000. As of December 31, 2004 and 2005, the Company had a 49.2% equity ownership in Hangzhou Sunrise.

     In January 2004, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 46 ("FIN 46") which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2004, the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2005, unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ended December 31, 2004. The Company had early adopted FIN 46 (revised) effective January 1, 2005 and has consolidated Hangzhou Sunrise as its variable interest entity for the year ended December 31, 2005.

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

                       HANGZHOU ZHONGCE RUBBER CO., LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

1.   ORGANIZATION AND BASIS OF PREPARATION - continued

     These consolidated financial statements are prepared assuming that the Group will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. The Group has net current liabilities of Rmb965,031 as of December 31, 2005. The Group's negative working capital may not allow it to meet its financial commitments as presently structured.

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

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF CONSOLIDATION

          For the year ended December 31, 2005, the consolidated financial statements include the assets, liabilities, revenue and expenses of the Company, its majority owned and controlled subsidiary, FCJ, and a variable interest entity, Hangzhou Sunrise. For the years ended December 31, 2003 and 2004, the consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and FCJ. Investment in Hangzuou Sunrise was accounted for using the equity method. Under the equity method, the Company's proportionate share of the affiliate's net income or loss is included in the consolidated statement of income. All significant intercompany balances and transactions have been eliminated on consolidation.

     (B)  REVENUES

          Revenues represent the invoiced value of goods, net of value-added tax ("VAT") and other sales taxes, supplied to customers. Revenues are recognized upon delivery and acceptance of goods by the customers. The Group permits the return of damaged or defective products and accounts for these returns as deduction from sales. The Group incurred sales taxes of Rmb64,108, Rmb89,826 and Rmb89,269 for the years ended December 31, 2003, 2004 and 2005, respectively.

                       HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (C)  SHIPPING AND HANDLING FEES AND COSTS

          Costs for transportation of products to customers is recorded as a component of selling, general and administrative expense, and amounted to Rmb91,563, Rmb141,031 and Rmb165,377 for the years ended December 31, 2003, 2004 and 2005, respectively.

     (D)  CASH AND CASH EQUIVALENTS

          The Group considers cash on hand, demand deposits with banks and liquid investments which are unrestricted as to withdrawal or use and with an original maturity of three months or less when purchased to be cash and cash equivalents. Included in cash and cash equivalents as of December 31, 2004 and 2005 were United States dollar deposits of US$7,214 (Rmb59,711) and US$8,346 (Rmb67,353), respectively.

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

Land use rights                            50 years
Buildings                                  20 years
Machinery and equipment                    10 years
Motor vehicles                              5 years
Furniture, fixtures and office equipment    5 years

          Construction-in-progress represents factory and office buildings under construction and plant and machinery pending installation. This includes the costs of construction, the costs of plant and machinery and interest capitalized on borrowings during the period of construction or installation. Assets under construction are not depreciated until construction completed and the assets are ready for their intended use. Interest capitalized was Rmb4,000, Rmb7,904 and Rmb16,217 for the years ended December 31, 2003, 2004 and 2005, respectively.

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

     (J)  FOREIGN CURRENCIES

          The Group maintains its books and records in Renminbi, its functional currency. Foreign currency transactions are translated into Renminbi at the applicable exchange rates quoted by the People's Bank of China (the "unified exchange rates") prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable unified exchange rates prevailing at the balance sheet dates. Non-monetary assets and liabilities are translated at the unified exchange rates prevailing at the time the assets or liabilities were acquired. The resulting exchange differences are included in the consolidated statement of income. The Group had foreign exchange gains (loss) of Rmb4,333, Rmb2,782 and Rmb(5,557) in 2003, 2004 and 2005,
          respectively.

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

          The translation of Renminbi (Rmb) amounts into United States dollar (US$) amounts are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb8.0702, the unified exchange rate on December 31, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that or at any other rate.

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

          Included in the retained earnings of the Group as of December 31, 2004 and 2005, were non-distributable dedicated capital of Rmb12,933 and Rmb13,233, respectively.

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

     (P)  RELATED PARTIES

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

                       HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (Q)  ADVERTISING EXPENSES

          The Group expenses advertising costs as incurred. Advertising expenses were Rmb5,808, Rmb2,856 and Rmb1,927 for the years ended December 31, 2003, 2004 and 2005, respectively.

     (R)  GOVERNMENT SUBSIDIES

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

     (S)  GUARANTEES

          The Group discloses and recognizes a liability for the fair value of the obligation it assumes under the guarantees. As of December 31, 2004 and 2005, the carrying amount of the liability for the Group's obligations under the guarantees is Rmb3,102 and Rmb4,465, respectively.

     (T)  RESTRICTED CASH

          Bank deposits are classified as restricted cash when they are restricted as to withdrawal or use. Bank deposits pledged as security for bank guarantees and bank drafts, and those retained for staff housing benefits (see note 12) amounted to Rmb38,924 and Rmb68,841 as of December 31, 2004, and 2005, respectively, and are presented as restricted cash in the consolidated balance sheets.

                       HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (U)  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

          In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153"), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement did not have a material effect on the Group's financial position or results of operations.

          In March 2005, the FASB issued FASB Interpretation No. ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143". FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after December 15, 2005. The Group is evaluating the effect of the adoption of FIN 47. It is not expected to have a material impact on the Group's financial position, results of operations or cash flows.

          In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group does not anticipate that the adoption of this statement will have a material effect on the Group's financial position or results of operations.

          In September 2005, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty". EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, "Accounting for Nonmonetary Transactions", when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The Group does not expect this provision to have a material impact on the Group's financial position, results of operations or cash flows.

                       HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (U)  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT - CONTINUED

          In November 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4". SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The adoption of this standard did not have a material effect on the Group's financial position or results of operations.

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                       2004       2005
                      -------   ---------
                        Rmb        Rmb
Raw materials......   360,769    492,807
Work-in-progress...    52,823     80,322
Finished goods.....   511,385    806,252
                      -------   ---------
                      924,977   1,379,381
                      =======   =========

                       HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

4.   PROPERTY, PLANT AND EQUIPMENT

                                                             2004        2005
                                                           ---------   ---------
                                                              Rmb         Rmb
Property, plant and equipment consists of the following:

At cost:
Buildings and land use rights...........................     514,731     583,925
Machinery and equipment.................................   1,861,917   2,470,736
Motor vehicles..........................................      20,675      23,201
Furniture, fixtures and office equipment................      27,638      69,045
Construction-in-progress................................     248,613     264,243
                                                           ---------   ---------
Total...................................................   2,673,574   3,411,150

Less: Accumulated depreciation and amortization.........    (724,262)   (961,486)
                                                           ---------   ---------
Total net book value....................................   1,949,312   2,449,664
                                                           =========   =========

     As of December 31, 2005, the Company and FCJ have not yet obtained land use right certificates on certain of their land use rights with a carrying amount of Rmb60,000 and Rmb2,227, respectively. In addition, FCJ has not obtained building ownership certificate on certain of its buildings with a carrying amount of Rmb1,277.

     Hangzhou Sunrise has pledged land use right having a carrying amount of Rmb59,843 to secure bank loans to the Group.

5.   BANK LOANS

     As of December 31, 2004 and 2005, long-term bank loans of Rmb60,000 and Rmb39,000 were secured by buildings and equipment, respectively. In addition, long term bank loans of Rmb20,000 was guaranteed by third party as of December 31, 2005. Long-term bank loans bear fixed interest rates and had average annual interest rates of approximately 5.63% in 2003, 5.59% in 2004 and 5.85% in 2005.

     The outstanding balances of long-term bank loans as of December 31, 2005 were repayable as follows:


                          Rmb
                        -------
2006.................    97,000
2007.................   144,000
2008.................   258,000
2009.................    35,000
                        -------
                        534,000
                        =======

                       HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

5.   BANK LOANS - continued

     As of December 31, 2004 and 2005, short-term bank loans are repayable on demand or within twelve months from the balance sheet dates.

     As of December 31, 2004 and 2005, Rmb630,000 and Rmb610,000 of the short-term bank loans were guaranteed by third parties. Also, short-term bank loans of Rmb26,000 were secured by buildings and equipment of the Group as of December 31, 2004 and 2005. The short-term bank loans carried fixed interest rates and the average annual interest rates were approximately 4.21% in 2004 and 5.17% in 2005, respectively.

6.   PROVISION FOR INCOME TAXES

     Provision for income taxes consists of:

               2003      2004      2005
              ------   -------   -------
                Rmb      Rmb       Rmb
Current....   18,812    53,875    58,764
Deferred...   (6,048)  (18,199)  (11,872)
              ------   -------   -------
              12,764    35,676    46,892
              ======   =======   =======

     The Group's profit before income taxes and minority interests for fiscal 2003, 2004 and 2005 is all derived in the PRC.

     The Group is subject to income taxes calculated at a tax rate ranging from 15% to 33% on the taxable income as reported in the statutory financial statements adjusted for taxation based on tax laws prevailing in the PRC.

     During fiscal 2003, 2004 and 2005, the Company was not entitled to any tax concessions as all tax concession periods expired, and therefore the Company was subject to a State united income tax rate of 15% and a local income tax rate of 1.5%; Xin An Jiang and Yong Gu, two branches of the Company, were not entitled to the reduced tax rates and were subject to the State united income tax rate of 30% and the local income tax rate of 3%. FCJ and Hangzhou Sunrise were not entitled to any tax concession during fiscal 2003, 2004 and 2005 and was subject to the State united income tax rate of 30% and the local income tax rate of 3%.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

6.   PROVISION FOR INCOME TAXES - CONTINUED

     The reconciliation of the effective income tax rate based on profit before income taxes and minority interests stated in the consolidated statements of income to the statutory income tax rates in the PRC is as follows:

                                                       2003   2004   2005
                                                       ----   ----   ----
Tax provision at PRC enterprise income tax rates ...    33%    33%    33%
Income tax on concessionary rate ...................   (15%)  (12%)  (12%)
Underprovision from prior years ....................    --      5%     1%
Permanent differences relating to
   non-taxable income and non-deductible expenses ..    (5%)   (3%)    4%
Valuation allowance ................................    --     --     (2%)
Others .............................................    (3%)   --     (1%)
                                                       ---    ---    ---
Effective tax rate .................................    10%    23%    23%
                                                       ===    ===    ===

     Tax that would have been payable without the tax concessions amounts to approximately RMB18,000, RMB19,000 and RMB26,000 for the year ended December 31, 2003, 2004 and 2005 respectively.

     The tax impact of temporary differences give rise to the following deferred tax assets:

                                                      2004     2005
                                                     ------   ------
                                                       Rmb      Rmb
Allowance for doubtful receivables ...............    9,896    9,709
Allowance for inventory obsolescence .............    1,102    1,457
Elimination on unrealized profit on inventory ....       --    2,415
Provision for warranty expenses ..................   21,318   24,967
Accrued liabilities ..............................       --    4,440
Impairment loss provision for long-lived assets ..      297      297
Depreciation .....................................   10,338    7,318
                                                     ------   ------
Total deferred tax assets ........................   42,951   50,603
Valuation allowance for deferred tax assets ......   (4,427)    (207)
                                                     ------   ------
                                                     38,524   50,396
                                                     ======   ======

     The valuation allowance refers to the portion of the deferred tax assets that are not "more likely than not" going to be realized.

     The net deferred tax asset is classified as follows:

                                     2004     2005
                                    ------   ------
                                      Rmb      Rmb
Short-term deferred tax assets ..   29,003   42,988
Long-term deferred tax assets ...    9,521    7,408
                                    ------   ------
                                    38,524   50,396
                                    ======   ======

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

7.   REGISTERED CAPITAL

     The Company was incorporated with an initial registered capital of Rmb469,749. On August 18, 2003, the registered capital of the Company was further increased from Rmb469,749 to Rmb613,603 by the capitalization of dedicated capital and retained earnings amounting to Rmb83,841 and Rmb60,013, respectively, as allowed under the laws and regulations in the PRC.

     There was no movement in the Company's registered capital for the year ended December 31, 2004 and 2005.

8.   OBLIGATIONS AND COMMITMENTS

     As of December 31, 2004 and 2005, the Group had outstanding capital commitments for construction of factory premises and purchase of equipment amounting to approximately Rmb123,123 and Rmb247,445, respectively.

     The Group leases certain of its warehouses under non-cancelable operating leases expiring at various dates through fiscal 2009. Rental expense under operating leases was Rmb12,079 and Rmb19,960 for the years ended December 31, 2004 and 2005, respectively.

     The following is a schedule of future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2005:

                                   Rmb
                                  -----
2006 ..........................   4,385
2007 ..........................     817
2008 ..........................     760
                                  -----
Total minimum lease payments ..   5,962
                                  =====

     The Group also records an estimate of the product warranty obligation at the time of sale based on the Group's historical experience. Changes in product warranty provision are as follows:

                                    2004       2005
                                  --------   --------
                                     Rmb        Rmb
Balance at beginning of year ..     59,700     43,600
Warranties paid ...............   (132,992)  (141,294)
Warranty provision ............    116,892    146,494
                                  --------   --------
Balance at end of year ........     43,600     48,800
                                  ========   ========

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

8.   OBLIGATIONS AND COMMITMENTS - CONTINUED

     In addition, the Group provided guarantees to related companies as of December 31, 2005, details of which are detailed in note 10(c). These guarantees are full and unconditional and would require the Group to make scheduled payments immediately if the related companies failed to do so.

     As of December 31, 2005, the Group estimated the maximum potential future payments of the guarantees to be Rmb650,000. Historically, the Group had not made any payment for these guarantees and considered the probability of the default by the related companies to below. As a result, the Group estimated that the fair value of the obligations assumed under guarantees as of December 31, 2005 to be Rmb4,465 and recognized a liability for such amount in the financial statements.

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

9.   DISTRIBUTION OF PROFIT

     The Group declares dividends based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under US GAAP. The Company and FCJ had an aggregate retained earnings on a consolidation basis of Rmb162,964 and Rmb308,083 as of December 31, 2004 and 2005, as reported in their statutory financial statements.

10.  RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

     (A)  DUE FROM/TO RELATED COMPANIES

          The amounts due from related companies primarily arise from sales of tires and are unsecured, non-interest bearing and repayable at the end of credit periods granted ranging from 90 days to 180 days. Historically, the management reviewed the recoverability of these receivables and recognized an allowance for doubtful accounts of Rmb1,942, in the consolidated statement of income for fiscal 2003. In 2005, such allowance was written off against the doubtful receivables.

          The loans from related companies represent funds advanced to the Group and are unsecured and repayable within 1 year. As of December 31, 2005, the balance included RMB50,000 which bears interest at commercial rates and the remainder is non-interest bearing. As of December 31, 2004, the entire balance was non-interest bearing.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

10.  RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - CONTINUED

     (B)  SALES TO/PURCHASES FROM RELATED PARTIES

          The Group recorded sales to related companies of approximately Rmb78,353, Rmb60,900 and Rmb100,015 that have been reflected in the Group's consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, respectively.

          The Company paid sub-contracting charges to Hangzhou Sunrise of approximately Rmb341,112 for tire processing that have been reflected in the Group's consolidated financial statements for the years ended December 31, 2003. The Company also paid sub-contracting charges to a related company of approximately Rmb23,486 and Rmb26,350 for tire processing that have been reflected in the Group's consolidated financial statements for the year ended December 31, 2004 and 2005, respectively.

          The Group recorded purchases from a related company of approximately Rmb11,055, Rmb28,188 and Rmb54,101 that have been reflected in the Group's consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, respectively.

          The Company received labor charge from a related company of approximately Rmb2,796 and RmbNil for tire processing that have been reflected in the Group's consolidated financial statements for the year ended December 31, 2004 and 2005, respectively.

          These transactions were carried out after negotiations between the Group and the respective related companies in the ordinary course of business and on the basis of the estimated market value as determined by the management of the Company.

     (C)  CONTINGENT LIABILITIES

          As of December 31, 2004 and 2005, the Group had outstanding bank guarantees to third party amounting to Rmb430,198 and Rmb650,000, respectively.

     (D)  LOAN GUARANTEES PROVIDED BY RELATED COMPANIES

          Certain parties have guaranteed certain of the Group's bank borrowings at no cost to the Group. Details of the borrowings are shown in note 5.

     (E)  USE OF TRADEMARKS

          For the years ended December 31, 2003, 2004 and 2005, the Group is entitled to use the trademarks owned by one of its shareholders free of charge for a period up to June 27, 2009.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

11.  DUE FROM/TO CHINESE JOINT VENTURE PARTNERS

     (i)  The amounts due from Chinese joint venture partners represented:

          (a)  advances made from Group to the Chinese joint venture partner;
               and

          (b) payment of various operating expenses by Group on behalf of their Chinese joint venture partners.

          These amounts are unsecured, non-interest bearing and have no fixed repayment terms.

     (ii) The amounts due to Chinese joint venture partners represented advances provided by the Chinese joint venture partners to the Group to finance their working capital requirements.

          These amounts are unsecured and non-interest bearing and are repayable on demand.

12.  STAFF RETIREMENT PLANS

     All of the Chinese employees of the Group are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The Group is only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 20% to 23.5% of basic monthly salaries for the years ended December 31, 2003 and 2004, and at rates ranging from 14% to 22% of basic monthly salaries for the years ended December 31, 2005. The expenses reported in the consolidated statements of income and comprehensive income related to these arrangements were Rmb23,920, Rmb23,934 and Rmb40,075 for the years ended December 31, 2003, 2004 and 2005, respectively.

     The Group and their employees are also required to contribute 5% of the monthly salaries to designated bank accounts opened by the Group under a regulation implemented by certain PRC municipal governments. Upon resignation or retirement of the employees, they are entitled to withdraw the principal and related interest from these bank accounts to purchase housing. These bank deposits cannot be withdrawn for other uses by the Group. As of December 31, 2004 and 2005, such restricted bank deposits amounted to Rmb12,339 and Rmb12,579, respectively.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

13.  SEGMENT INFORMATION

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

     Analysis of Reportable Segments (Management Information - PRC GAAP basis)

                                            AS OF AND FOR THE YEAR ENDED
                                                    DECEMBER 31,
                                         ---------------------------------
                                            2003        2004        2005
                                         ---------   ---------   ---------
                                            Rmb         Rmb         Rmb
Net revenue from external customers ..   3,753,855   5,029,835   6,419,537
Net revenue from related parties .....      78,353      60,900     100,015
Operating income .....................     175,486     299,176     316,526

     Reconciliations of Reportable Segment Totals to Consolidated Totals - The amounts presented for reportable segments reconcile to the consolidated totals as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                               ---------------------------------
                                                                  2003        2004        2005
                                                               ---------   ---------   ---------
                                                                  Rmb         Rmb         Rmb
Net revenue from external customers ........................   3,753,855   5,029,835   6,419,537
US GAAP adjustments:
   Warranty provision ......................................     (36,000)    (69,500)    (13,200)
                                                               ---------   ---------   ---------
Total net revenue from external customers ..................   3,717,855   4,960,335   6,406,337
                                                               =========   =========   =========
Net revenue from related parties ...........................      78,353      60,900     100,015
US GAAP adjustments ........................................          --          --          --
                                                               ---------   ---------   ---------
Total net revenue from related parties .....................      78,353      60,900     100,015
                                                               =========   =========   =========
Operating income ...........................................     175,486     299,176     311,495
US GAAP adjustments:
   Warranty provision ......................................     (36,000)    (69,500)    (13,200)
   Fair value of the obligations assumed under guarantees ..      (2,000)     (1,102)     (1,363)
                                                               ---------   ---------   ---------
Total operating income .....................................     137,486     228,574     296,932
                                                               =========   =========   =========

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

13.  SEGMENT INFORMATION - CONTINUED

     Revenues of the Group are primarily derived from sales of tires and their geographical analysis of revenues is as follows:

                                YEAR ENDED DECEMBER 31,
                           ---------------------------------
                              2003        2004        2005
                           ---------   ---------   ---------
                              Rmb         Rmb         Rmb
The PRC ................   3,057,152   3,552,954   4,444,140
Middle East Countries ..     249,212     466,542     477,647
US and Canada ..........     140,283     314,456     720,797
United Kingdom .........      40,693     317,735     118,745
South East Asia ........      94,849     152,412     212,724
Others .................     214,019     217,136     532,299
                           ---------   ---------   ---------
                           3,796,208   5,021,235   6,506,352
                           =========   =========   =========

                                   * * * * * *

                                    Part III

                         ITEM 18. FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements
For the years ended December 31, 2003, 2004 and 2005

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                           CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm ................   F-107
Consolidated Financial Statements:
Consolidated Statements of Operations for the years ended
  December 31, 2003, 2004 and 2005 .....................................   F-108
Consolidated Balance Sheets as of December 31, 2004 and 2005 ...........   F-110
Consolidated Statements of Shareholders' Equity and Comprehensive
  (Loss) Income for the years ended December 31, 2003, 2004 and 2005 ...   F-111
Consolidated Statements of Cash Flows for the years ended
  December 31, 2003, 2004 and 2005 .....................................   F-112
Notes to Consolidated Financial Statements .............................   F-115

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of China Enterprises Limited

We have audited the accompanying consolidated balance sheets of China Enterprises Limited and its subsidiaries (the "Company") as of December 31, 2004 and 2005 and the related consolidated statements of operations, shareholders' equity and comprehensive (loss) income and cash flows for each of the three years ended December 31, 2003, 2004 and 2005, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(j). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE TOUCHE TOHMATSU
Hong Kong
June 1, 2006 (June 30, 2006 as to notes 8 and 18)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

       (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                           YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                     2003         2004        2005       2005
                                                  ----------   ---------   ---------   --------
                                                      RMB         RMB         RMB         US$
REVENUES:
   - third parties ............................    2,613,398          --          --          --
   - related parties ..........................      194,971          --          --          --
                                                  ----------   ---------   ---------   ---------
Total (note 16) ...............................    2,808,369          --          --          --
COST OF REVENUES ..............................   (2,502,413)         --          --          --
                                                  ----------   ---------   ---------   ---------
Gross profit ..................................      305,956          --          --          --
Selling, general and administrative expenses ..     (205,210)    (13,344)    (27,522)     (3,410)
                                                  ----------   ---------   ---------   ---------
OPERATING INCOME (LOSS) .......................      100,746     (13,344)    (27,522)     (3,410)
NON-OPERATING INCOME (EXPENSES):
Interest income ...............................        9,228      21,533      13,036       1,615
Interest expenses .............................      (33,027)       (601)         --          --
Other income ..................................        1,810          48          --          --
Change in fair value of call option (note 7) ..           --      59,929     (42,873)     (5,313)
Provision for interest receivables from
   notes receivable ...........................           --        (502)         --          --
Loss on disposal of a subsidiary (note 3) .....       (1,158)         --          --          --
Gain on disposal of partial interests in
   an affiliate ...............................           --      23,040          --          --
Impairment loss/provision for advance to
   affiliate ..................................       (2,619)       (530)         --          --
                                                  ----------   ---------   ---------   ---------
Profit (loss) from continuing operations before
   income tax .................................       74,980      89,573     (57,359)     (7,108)
Provision for income taxes (note 10) ..........      (10,592)         --      (4,083)       (506)
Equity in (losses) earnings of affiliates .....      (74,829)     92,369      35,118       4,352
Minority interests ............................      (46,340)         --          --          --
                                                  ----------   ---------   ---------   ---------
(LOSS) PROFIT FROM CONTINUING OPERATIONS ......      (56,781)    181,942     (26,324)     (3,262)
DISCONTINUED OPERATIONS
Loss from discontinued operations, net of
   applicable income taxes of RmbNil in
   2003, 2004 and 2005 (note 4) ...............       (7,760)         --          --          --
                                                  ----------   ---------   ---------   ---------
NET (LOSS) INCOME .............................      (64,541)    181,942     (26,324)     (3,262)
                                                  ==========   =========   =========   =========

                      CONSOLIDATED STATEMENTS OF OPERATIONS

       (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                              YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------
                                                     2003        2004         2005        2005
                                                  ----------   ---------   ---------   ---------
                                                      RMB         RMB         RMB          US$
BASIC (LOSS) EARNINGS PER COMMON SHARE
Continuing operations .........................        (6.30)      20.18       (2.92)      (0.36)
Discontinued operations .......................        (0.86)         --          --          --
                                                  ----------   ---------   ---------   ---------
Basic (loss) earnings per common share ........        (7.16)      20.18       (2.92)      (0.36)
                                                  ==========   =========   =========   =========
Number of common shares
   used in the calculation of basic (loss)
   earnings per common share ..................    9,017,310   9,017,310   9,017,310   9,017,310
                                                  ==========   =========   =========   =========

          See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

      (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND THEIR PAR VALUES)

                                                                           AS OF DECEMBER 31,
                                                                    -------------------------------
                                                                       2004        2005       2005
                                                                    ---------   ---------   -------
                                                                       RMB         RMB        US$
ASSETS
Current assets:
   Cash and cash equivalents ....................................      41,414      14,668     1,818
   Other receivables (less allowance of interest receivable of
      Rmb502 in 2004 and Rmb502 in 2005) ........................       7,590       3,832       474
   Prepaid expenses and other current assets ....................          20         337        42
   Due from ultimate parent company (note 14) ...................      37,426          --        --
   Advance to an affiliate (note 6) .............................          --     110,972    13,751
   Notes receivable (note 5) ....................................     103,968       4,164       516
                                                                    ---------   ---------   -------
   Total current assets .........................................     190,418     133,973    16,601
Investments in and advances to affiliates (less allowance
   of RMB7,601 in 2004 and Rmb7,601 in 2005) (note 6) ...........     437,539     491,992    60,964
Convertible note receivable from an affiliate, net (note 7) .....      45,008          --        --
Derivative instruments (note 7) .................................      68,355          --        --
Deposit paid for acquisition of properties (note 8) .............      50,000      58,000     7,187
Plant and equipment, net (note 9) ...............................          --         302        37
Other assets ....................................................           6           6         1
                                                                    ---------   ---------   -------
   Total assets .................................................     791,326     684,273    84,790
                                                                    =========   =========   =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Subscription payable (note 6) ................................      62,989          --        --
   Accounts payable .............................................         311         303        38
   Other payables ...............................................       1,320       1,291       160
   Accrued liabilities ..........................................       5,972       6,096       755
   Due to ultimate parent company (note 14) .....................          --       7,149       886
   Other taxes payable ..........................................       2,753       2,753       341
   Income taxes payable (note 10) ...............................          --       4,083       506
                                                                    ---------   ---------   -------
   Total current liabilities ....................................      73,345      21,675     2,686
Due to a fellow subsidiary (note 14) ............................      50,000          --        --
                                                                    ---------   ---------   -------
   Total liabilities ............................................     123,345      21,675     2,686
                                                                    ---------   ---------   -------
Obligations and commitments (note 12)
Shareholders' equity:
   Supervoting common stock - par value US$0.01 per share
      (20,000,000 shares authorized; 3,000,000 shares outstanding
      at December 31, 2004 and 2005) (note 11) ..................         244         244        30
   Common stock - par value US$0.01 per share (50,000,000 shares authorized; 6,017,310 shares outstanding at
      December 31, 2004 and 2005) (note 11) .....................         526         526        65
   Additional paid-in capital ...................................   1,047,559   1,065,319   132,006
   Accumulated other comprehensive income .......................          39       3,220       399
   Accumulated deficit ..........................................    (380,387)   (406,711)  (50,396)
                                                                    ---------   ---------   -------
   Total shareholders' equity ...................................     667,981     662,598    82,104
                                                                    ---------   ---------   -------
   Total liabilities and shareholders' equity ...................     791,326     684,273    84,790
                                                                    =========   =========   =======

          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         AND COMPREHENSIVE (LOSS) INCOME

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                                                                     ACCUMULATED
                                                                                       OTHER
                                  SHARES OF                                            COMPRE-
                                 SUPERVOTING SHARES OF SUPERVOTING        ADDITIONAL   HENSIVE                        COMPREHENSIVE
                                    COMMON     COMMON     COMMON   COMMON   PAID-IN    (LOSSES)  ACCUMULATED              (LOSS)
                                    STOCK      STOCK      STOCK     STOCK   CAPITAL     INCOME     DEFICIT    TOTAL       INCOME
                                 ----------- --------- ----------- ------ ---------- ----------- ----------- -------  -------------
                                                           RMB       RMB     RMB         RMB         RMB       RMB         RMB
Balance at January 1, 2003 .....  3,000,000  6,017,310     244       526   1,033,253     (505)    (498,312)  535,206
Net loss .......................         --         --      --        --          --       --      (64,541)  (64,541)      (64,541)
Foreign currency translation
   adjustment relating to an
   affiliate ...................         --         --      --        --          --    1,636           --     1,636         1,636
Share of dedicated capital of
   an affiliate ................         --         --      --        --          --       --          524       524           524
                                  ---------  ---------     ---       ---   ---------   ------     --------   -------      --------
Balance at December 31, 2003 ...  3,000,000  6,017,310     244       526   1,033,253    1,131     (562,329)  472,825       (62,381)
                                                                                                                          ========
Net income .....................         --         --      --        --          --       --      181,942   181,942       181,942
Gain on dilution of interest
  in an affiliate ..............         --         --      --        --      14,306       --           --    14,306            --
Foreign currency translation
    adjustment relating to an
    affiliate ..................        --         --      --        --          --   (1,092)          --    (1,092)       (1,092)
                                  ---------  ---------     ---       ---   ---------   ------     --------   -------      --------
Balance at December 31, 2004 ...  3,000,000  6,017,310     244       526   1,047,559       39     (380,387)  667,981       180,850
                                                                                                                          ========
Net loss .......................         --         --      --        --          --       --      (26,324)  (26,324)      (26,324)
Gain on dilution of interest
   in an affiliate .............         --         --      --        --      17,760       --           --    17,760            --
Foreign currency translation
   adjustment relating to an
   affiliate ...................         --         --      --        --          --    3,181           --     3,181         3,181
                                  ---------  ---------     ---       ---   ---------   ------     --------   -------      --------
Balance at December 31, 2005 ...  3,000,000  6,017,310     244       526   1,065,319    3,220     (406,711)  662,598       (23,143)
                                  =========  =========     ===       ===   =========   ======     ========   =======      ========
Balance at December 31, 2005
   (in US$) ....................                            30        65     132,006      399      (50,396)   82,104         2,867
                                                           ===       ===   =========   ======     ========   =======      ========

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)


                                                                    YEAR ENDED DECEMBER 31,
                                                             -------------------------------------
                                                               2003       2004      2005     2005
                                                             --------   -------   -------   ------
                                                                RMB       RMB       RMB       US$
Cash flows from operating activities:
   Net (loss) income .....................................    (64,541)  181,942   (26,324)  (3,262)
   Adjustments to reconcile net (loss) income to
      net cash provided by (used in) operating activities:
      Loss on disposition of discontinued
         components ......................................      7,017        --        --       --
      Loss on disposal of a subsidiary ...................      1,158        --        --       --
      Minority interests .................................     46,340        --        --       --
      Change in fair value of call option ................         --   (59,929)   42,873    5,313
      Equity in losses (earnings) of affiliates ..........     74,829   (92,369)  (35,118)  (4,352)
      Gain on disposal of partial interest in an affiliate         --   (23,040)       --       --
      Deferred income taxes ..............................     (3,139)       --        --       --
      Impairment loss/provision for advances to
         affiliates ......................................      2,619       530        --       --
      Impairment loss provision for long-lived assets ....        150        --        --       --
      Loss on disposal of property, plant and
         equipment .......................................        581        --        --       --
      Depreciation and amortization ......................     50,889        --        42        5
      Amortization of discount on subscription of
         the convertible note receivable .................     (6,301)  (16,354)   (1,912)    (237)
   Changes in operating assets and liabilities
      (net of effects of acquisition and disposition):
      Accounts and other receivables, net ................    (67,339)   (4,893)    2,642      327
      Inventories ........................................     31,942        --        --
      Prepaid expenses and other current assets ..........     (4,661)       --      (317)     (39)
      Due from related companies .........................      1,495        --        --       --
      Other assets .......................................        194        --        --       --
      Accounts payable and other payables ................     35,151        10       (37)      (5)
      Accrued liabilities ................................     14,408     1,213       282       35
      Income taxes payable ...............................     (7,087)       --     4,083      506
      Other taxes payable ................................     (8,904)       --        --
                                                             --------   -------   -------   ------
   Net cash provided by (used in) operating activities ...    104,801   (12,890)  (13,786)  (1,709)
                                                             --------   -------   -------   ------

                             (AMOUNTS IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31,
                                                             -------------------------------------
                                                               2003       2004      2005     2005
                                                             --------   -------   -------   ------
                                                                RMB       RMB       RMB       US$
Cash flows from investing activities:
   Subscription of convertible note receivable ...........         --   (74,926)       --
   Increase (decrease) in subscription payable ...........         --    62,989   (62,989)  (7,805)
   Increase in notes receivable ..........................   (114,001)  (99,399)  (19,851)  (2,460)
   Payment for the deposit on acquisition of
      property ...........................................         --        --    (8,000)    (991)
   Repayment of notes receivable .........................     91,304    43,447    44,149    5,471
   Increase in restricted bank deposits ..................    (14,431)       --        --       --
   Investments in and advances to affiliates, net ........   (197,358)   72,142   (37,122)  (4,600)
   Purchase of property, plant and equipment .............   (256,872)       --      (344)     (43)
   Proceeds from disposal of interest in an affiliate              --    47,532        --       --
   Proceeds from disposal of property, plant and
      equipment ..........................................      4,601        --        --       --
   (Increase) decrease in amount due from (to)
      ultimate parent company ............................     (4,030)  (33,396)   37,426    4,638
   Increase in due from Chinese joint venture
      partners ...........................................       (200)       --        --       --
   Proceeds from disposal of business
      components, net ....................................   (104,128)       --        --       --
                                                             --------   -------   -------   ------
Net cash (used in) from investing activities .............   (595,115)   18,389   (46,731)  (5,790)
                                                             --------   -------   -------   ------
Cash flows from financing activities:
   Payment of dividends to minority interests ............     (1,527)       --        --       --
   Repayment of loans from a related company .............     (1,058)       --        --       --
   Increase (decrease) in bank and other short-term
      loans ..............................................    238,498   (27,708)       --       --
   Advance from ultimate parent company ..................         --        --    33,771    4,185
   Proceeds from long-term bank loans ....................    100,000        --        --       --
   Repayment from long-term bank loans ...................    (26,600)       --        --       --
                                                             --------   -------   -------   ------
Net cash provided by (used in) financing activities ......    309,313   (27,708)   33,771    4,185
                                                             --------   -------   -------   ------
Net decrease in cash and cash equivalents ................   (181,001)  (22,209)  (26,746)  (3,314)
Cash and cash equivalents, beginning of year .............    244,624    63,623    41,414    5,132
                                                             --------   -------   -------   ------
Cash and cash equivalents, end of year ...................     63,623    41,414    14,668    1,818
                                                             ========   =======   =======   ======

                             (AMOUNTS IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31,
                                                             -------------------------------------
                                                               2003       2004      2005     2005
                                                             --------   -------   -------   ------
                                                                RMB       RMB       RMB       US$
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest paid - net of amounts capitalized .........     33,375        --       --        --
      Net income tax paid ................................     20,228        --       --        --
                                                             ========   =======   ======    ======
Supplemental schedule of non-cash investing
   and financing activities:
   Conversion of convertible note receivable,
      and the related transfer from derivative
      instruments, to equity interest in an affiliate
      (see note 6) .......................................         --   119,161   72,244     8,952
   Deposit paid for acquisition of properties
      by a fellow subsidiary on behalf of the Company.....         --    50,000     --        --
   Assignment of notes receivable and related
      interest receivable to fellow subsidiaries
      through current amounts of a fellow
      subsidiary and ultimate parent company .............         --        --    76,662    9,500
                                                             ========   =======   =======   ======

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                     PER SHARE AND UNLESS OTHERWISE STATED)

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES

     China Enterprises Limited (the "Company") was incorporated in Bermuda on January 28, 1993. Its common stock trades on the OTC (Over-the-Counter) Bulletin Board in the United States of America (the "US") since November 26, 2002 upon its suspension from trading, and subsequent delisting, on the New York Stock Exchange (the "NYSE") in 2002 as a result of the Company's failure to meet the NYSE's continuing listing standards.

     China Strategic Holdings Limited, a public company listed on The Stock Exchange of Hong Kong Limited (the "HKSE"), was the ultimate parent company of the Company before its completion of a group reorganisation in May 2006 pursuant to which the Company becomes a wholly-owned subsidiary of Group Dragon Investments Limited ("GDI"), a then equity affiliate of Hanny Holdings Limited ("HHL"), a public company listed on HKSE. In June 2006, HHL acquired a controlling interest in GDI and becomes the ultimate parent company of the Company.

     The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which mainly consist of Manwide Holdings Limited ("Manwide", incorporated in the British Virgin Islands, "BVI"), Million Good Limited ("Million Good", incorporated in the
     BVI) and (CHINESE CHARACTERS) ("Rosedale", incorporated in the People's Republic of China, "PRC"). The Company and all of its subsidiaries are collectively referred to as the "Group".

     As of December 31, 2005, the Company had the following significant equity method affiliates:

     - Wing On Travel (Holdings) Limited (a company incorporated in Bermuda, hereinafter together with its subsidiaries collectively referred to as "Wing On"); and

     - Hangzhou Zhongce Rubber Co., Limited ("HZ", located in Hangzhou, Zhejiang Province, the PRC).

     As of December 31, 2004, the Company had a 19.58% equity interest in Wing On. As a result of the transactions as detailed in note 6, the Company's equity interest in Wing On had been increased to 27.74% as of December 31, 2005. Wing On is engaged in the provision of package tours, travel and other related services and hotel operation with its shares listed on HKSE.

     HZ and its consolidated subsidiaries (the "PRC entities") are engaged in the manufacture of rubber tires in the PRC, and remained as a consolidated subsidiary of the Company for the periods presented until the Company sold a 25% equity interest in HZ on September 30, 2003. See note 3 for details of this disposition. Thereafter, HZ became a 26% owned equity affiliate of the Company.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                     PER SHARE AND UNLESS OTHERWISE STATED)

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES - CONTINUED

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

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF PRESENTATION

          The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the US ("U.S. GAAP").

     (B)  BASIS OF CONSOLIDATION

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

     (C)  REVENUE

          Revenues represent the invoiced value of goods, net of value-added tax ("VAT") and other sales taxes, supplied to customers. Revenues are recognized upon delivery and acceptance of goods by the customers. The Company permits the return of damaged or defective products and accounts for these returns as deduction from sales.

     (D)  SHIPPING AND HANDLING FEES AND COSTS

          Costs for transportation of products to customers is recorded as a component of selling, general and administrative expense (see note
          17).

     (E)  CASH AND CASH EQUIVALENTS

          The Company considers cash on hand, demand deposits with banks and highly liquid investments with an original maturities of three months or less when purchased to be cash and cash equivalents. Included in cash and cash equivalents as of December 31, 2004 and 2005 were Renminbi deposits of Rmb21 (US$3) and Rmb87 (US$11), respectively.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                     PER SHARE AND UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     (F)  IMPAIRMENT

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

     (G)  PLANT AND EQUIPMENT, NET

          Plant and equipment, net are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of assets of 5 years.

     (H)  INCOME TAXES

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

     (I)  VAT AND CONSUMPTION TAX ("CT")

          All of the Group's PRC entities are subject to VAT and CT. Such taxes recognized on an accrual basis and revenues are recorded net of these taxes.

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

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                     PER SHARE AND UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     (J)  FOREIGN CURRENCIES

          The functional currency of the Company is Hong Kong dollars. The Company has chosen Renminbi as its reporting currency.

          The PRC entities maintain their books and records in Renminbi, their functional currency. Foreign currency transactions are translated into Renminbi at the applicable exchange rates quoted by the People's Bank of China (the "unified exchange rates") prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable unified exchange rates prevailing at the respective balance sheet dates. Non-monetary assets and liabilities are translated at the unified exchange rates prevailing at the time the assets or liabilities were acquired. The resulting exchange differences are included in the consolidated statement of operations.

          The translation of Renminbi (Rmb) amounts into United States dollar (US$) amounts are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb8.0702, the unified exchange rate on December 31, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that or at any other rate.

     (K)  PROFIT APPROPRIATION

          In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the PRC entities is required to make appropriation of 5% of after tax profit as prepared in accordance with accounting principles generally accepted in the PRC to non-distributable reserve funds as determined by the Board of Director of the PRC entities. These reserves include a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The general reserve fund is used to offset future extraordinary losses. The PRC entities may, upon resolution passed by the shareholders, convert the general reserve fund into capital. The enterprises expansion fund is used for the expansion of the PRC entities' operation and can be converted to capital subject to approval by the relevant authorities. The staff welfare and incentive bonus fund is used for the collective welfare of the employees of the PRC entities. In addition, certain of the PRC entities were granted special reserve fund by the government for specific projects carried out by the relevant PRC entities. The appropriation for the staff welfare and incentive bonus fund is charged to consolidated statements of operations of the PRC entities. All other reserve fund are included in retained earnings of the PRC entities but can only be used for specific purpose and are not distributable as cash dividend.

          Included in the accumulated deficit of the Group as of December 31, 2003, 2004 and 2005 was non-distributable reserves attributable to the Group of Rmb524, Rmb1,403 and Rmb1,403, respectively.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                     PER SHARE AND UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     (L)  BASIC (LOSS) EARNINGS PER SHARE

          The Company calculates basic (loss) earnings per share in accordance with SFAS No. 128, "Earnings Per Share". Basic (loss) earnings per share is computed using the weighted-average number of common shares outstanding during the year. There were no dilutive potential common shares during fiscal 2003, 2004 and 2005.

     (M)  USE OF ESTIMATES

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

     (N)  FINANCIAL INSTRUMENTS

          The Company recognizes all derivative instruments on the balance sheet at fair value in accordance with SFAS No. 133, "Accounting for Derivative instruments and Hedging Activities". The Company does not purchase derivative instruments to manage risks.

          The Group's financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, other receivables, notes receivable, amount due from ultimate parent company, advances to affiliates and convertible notes. The Group's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings; therefore, the credit risk is limited. Other receivables comprise principally interest receivable from note holders. As of December 31, 2005, the notes receivable and related interest receivable are due from an individual and the Group has reviewed his credit worthiness and does not expect to incur significant losses for uncollected accounts. The Group has also reviewed the credit worthiness and financial position of its ultimate parent company and affiliates for credit risks associated with amount due from an ultimate parent company, advances to affiliates and convertible notes receivable from an affiliate. These entities have good credit standing and the Group does not expect to incur significant losses for uncollected advances from these entities.

          The carrying value of current financial assets and current financial liabilities approximate their fair value due to the short-term maturity of these instruments. The fair value of convertible notes receivable as of December 31, 2004 was Rmb113,363, which was determined based on the estimated net amount the Company would receive as of December 31, 2004 from the note issuer, the interest rates of similar instruments from market, and the estimated fair value of the call option embedded in the convertible note.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     (O)  COMPREHENSIVE (LOSS) INCOME

          The Company reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". Comprehensive income consists of net (loss) income and other gains and losses affecting shareholders' equity that, under U.S. GAAP are excluded from net
          (loss) income. Comprehensive (loss) income has been disclosed within the consolidated statement of shareholders' equity.

     (P)  SEGMENT INFORMATION

          The Company reports information about operating segments on a basis consistent with the Company's internal organization structure as well as information about geographic areas and major customers in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

     (Q)  RELATED PARTIES

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

     (R)  ADVERTISING EXPENSES

          The Company expenses advertising costs as incurred. Advertising expenses were Rmb5,145, RmbNil and RmbNil for the years ended December 31, 2003, 2004 and 2005, respectively.

     (S)  DILUTION OF INTEREST IN EQUITY AFFILIATE

          The Company records the gains or losses arising from issuance by an equity affiliate of its own stock in additional paid-in capital account within shareholders' equity in the consolidated financial statements.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     (T)  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

          In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153"), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. This statement has not adopted on the Group's financial position or results of operations.

          In December 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS No. 123R"). "Share-Based Payment", which is a revision of SFAS No.
          123. SFAS No. 123R supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. The new standard, as recently amended, will be effective for the Group in the annual reporting period beginning after January 1, 2006. The adoption of this statement will not have a significant effect on the Group's financial position or results of operations.

          In March 2005, the FASB issued FASB Interpretation No. ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143". FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after December 15, 2005. The Group is evaluating the effect of the adoption of FIN 47. The adoption of this statement will not have a material impact on the Group's financial position, results of operations or cash flows.

          In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement will not have a material effect on the Group's financial position or results of operations.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     (T)  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - CONTINUED

          In September 2005, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty". EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, "Accounting for Nonmonetary Transactions", when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The Group does not expect this provision have a material impact on the Group's financial position, results of operations or cash flows.

          In November 2005, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4". SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The adoption of this standard did not have a material effect on the Group's financial position or results of operations.

3.   DIVESTITURE

     On September 30, 2003, the Company completed the sale of its 25% equity interest in HZ, for Rmb164,660 in cash, and recognized a loss of Rmb1,158 on the sale. As a result of this transaction, the Company's equity interest in HZ is reduced from 51% to 26%, and the Company can only exercise significant influence but not control over HZ, which becomes an equity method affiliate of the Company. The Company has included the results of the operations of HZ for the nine-month period ended September 30, 2003 in its consolidated financial statements for the year ended December 31, 2003, and has accounted for HZ's results of operations from October 1, 2003 to December 31, 2003 and for the year ended December 31, 2004 and 2005 using equity method of accounting. In the opinion of the Company's management, the Company has no plans to sell its remaining interest in HZ.

     See note 4 for other divestitures that have been classified as discontinued operations.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

4.   DISCONTINUED OPERATIONS

     During 2003, the Company disposed of certain of its subsidiaries which included Double Happiness Tyre Industries Corporation Limited ("DH") and Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd. ("YC").

     (a)  DH

          DH consisted of a bias tire factory and a radial tire factory under construction. All of DH's revenue was contributed by the bias tire factory as trading and manufacturing activities were only carried out in this factory. In fiscal 1995, DH temporarily suspended construction of the radial tire factory. In 2001, the Company's management adopted a plan to dispose of its entire interest in DH and disposed of the bias tire factory in the same year. In June 2003, the Company entered into a share transfer agreement with a third party and completed the disposition of the radial tire factory for a consideration of Rmb10,000. The Company recognized a gain on such disposition of Rmb11,211 in 2003.

          Interest expense incurred on the outstanding loans used to finance the construction of the factory, amounting to Rmb743 for the year ended December 31, 2003 has been included in loss from discontinued operations.

     (b)  YC

          Due to poor operating results and continued weakness in markets operated by YC, the Company initiated a process to sell YC in the second half of fiscal 2002.

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

     Accordingly, the operating results of DH and YC have been segregated from continuing operations and reported as a separate line item on the consolidated statement of operations.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

4.   DISCONTINUED OPERATIONS - CONTINUED

     Operating results of the discontinued operations are summarized below:

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                           2003    2004   2005
                                                          ------   ----   ----
                                                            Rmb     Rmb    Rmb
Loss from operations of discontinued components
   before income taxes (including loss on
   disposition of Rmb7,017 in 2003 and RmbNil in
   2004 and 2005, respectively), net of applicable
   income tax of RmbNil in 2003, 2004 and 2005.......     (7,760)   --     --
                                                          ------   ---    ---
Loss from discontinued operations....................     (7,760)   --     --
                                                          ======   ===    ===

5.   NOTES RECEIVABLE

     The notes, carrying interest at commercial rates, are unsecured and receivable from unrelated parties.

     On December 31, 2005, the Group assigned note receivable of Rmb75,506 plus accrued interest to certain other subsidiaries of its parent company in settlement of amounts to the parent and one of its subsidiaries. The remaining note was settled in March 2006.

6.   INVESTMENTS IN AND ADVANCES TO AFFILIATES

     WING ON:

     In April 2002, the Group subscribed for 4,800,000,000 new ordinary shares of HK$0.01 each ("Subscription Shares") in Wing On, representing approximately 34.6% of the then outstanding share capital of Wing On, at an issue price of HK$0.027 per Subscription Shares for an aggregate subscription price of HK$132,715 (equivalent to approximately Rmb140,784, including transaction costs of Rmb3,304), pursuant to an agreement entered into in February 2002. The excess of the equity in the fair value of net assets of Wing On over Million Good's aggregate investment costs of Rmb146,552 was allocated on a pro rata basis to Wing On's non-current assets pursuant to the rules specified in SFAS No. 141, "Business Combinations" and out of which Rmb84,538 was allocated to property, plant and equipment that are subject to deprecation and amortization. As a result, Million Good has a different basis in those assets than Wing On has, an such difference is amortized over the average depreciable lives of the underlying property, plant and equipment. The remainder was allocated to other equity method affiliates and long-term investments of Wing On.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

6.   INVESTMENTS IN AND ADVANCES TO AFFILIATES - continued

     WING ON: - continued

     As part of the acquisition of an equity interest in Wing On, Million Good also subscribed for a two-year convertible note (the "Old Note") issued by Wing On in the principal amount of HK$120,000 (equivalent to approximately Rmb127,284). In July 2002, Million Good exercised certain of its conversion rights under the terms of the Old Note, resulting in the issuance of 1,100,000,000 new ordinary shares of Wing On to Million Good. No conversion rights were exercised by Million Good or other convertible note holders during fiscal 2003.

     On January 13, 2004, March 17, 2004 and May 4, 2004, Wing On entered into agreements with the Company and another holder of its convertible notes in relation to the issuance of new convertible notes, whereby Wing On issued new convertible notes to the Company (the "New Note") for a consideration of HK$155,000 (equivalent to approximately Rmb164,873), of which HK$84,800 (equivalent to approximately Rmb89,947) was settled by the cancellation of the Company's then unsettled Old Note and the remaining balance was satisfied in cash by the Company. The New Note is convertible into new shares of Wing On during a period of three years from the date of issue, at an initial conversion price of HK$0.02 per share, subject to adjustments.

     In October and November 2004, the Company exercised certain of its conversion rights under the terms of the New Note, resulting in the issuance of 5,000,000,000 new ordinary shares of Wing On to Million Good. The additional investment amounted to HK$100,000 (equivalent to approximately Rmb106,370) which represented the carrying value of the New Note. In November 2004, the Group disposed of its 2,250,000,000 shares in Wing On at the price of HK$0.02 per share to unrelated parties, resulting in a gain on disposal of Rmb23,040.

     In November 2004, the Company also entered into two placing and subscription agreements with Wing On and a placing broker (the "Placing Agent") pursuant to which the Placing Agent agreed to place 6,000,000,000 shares of HK$0.01 each in Wing On then held by the Company at the price of HK$0.028 per share to independent investors and the Company would subscribe for up to 6,000,000,000 new shares in Wing On at the same price of HK$0.028 per share. This "top-up placing" arrangement was agreed by the Company as the major shareholder of Wing On in order to expedite the capital raising activities of Wing On. The first placing and subscription agreement and the second placing and subscription agreement related to the placing and the conditional subscription of 3,660,000,000 and 2,340,000,000 shares in Wing On, respectively. The subscription of the shares under the second placing and subscription agreement was conditional upon, among others, the approval of the independent shareholders of Wing On. As such, the Company is entitled to complete the second placement without the obligation to complete the second subscription. As of December 31, 2004, proceeds received from the second placement were shown in the balance sheet as subscription payable.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

6.   INVESTMENTS IN AND ADVANCES TO AFFILIATES - CONTINUED

     WING ON: - CONTINUED

     At the special general meeting held on January 11, 2005, the independent shareholders of Wing On approved the second subscription, and accordingly, the Company applied the subscription payable on January 31, 2005 to subscribe 2,340,000,000 of new shares of HK$0.01 each in Wing On at the price of HK$0.028 per share.

     On February 4, 2005, the Company entered into a placing and subscription agreement with Wing On and Tai Fook Securities Company Limited ("Tai Fook") pursuant to which Tai Fook agreed to place up to 6,400,000,000 shares in Wing On then held by the Company at the price of HK$0.022 per share to independent investors and the Company would subscribe for up to 6,400,000,000 new shares of Wing On at the same price of HK$0.022 per share. The subscription was completed on February 18, 2005. As a result of the aforesaid capital raising activities of Wing On, there was a dilution of the Company's interest in Wing On and the creation of an "implied sale" of a portion of the Company's investment. In accordance with its accounting policy, the Company recorded a net unrealized gain totaling Rmb17,760 as an increase of additional paid-in capital during the fiscal year 2005. The net unrealized gain represents the difference between the Company's carrying basis and the fair value of the portion of the investment in Wing On deemed to have been sold.

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

     From April 1 through April 28, 2005, the Company purchased a total of 6,967,700 ordinary shares of Wing On for cash consideration of approximately HK$12,680 (equivalent to approximately Rmb13,451), resulting in negative goodwill of approximately HK$786 (equivalent to approximately RMB819) which was allocated to property, plant and equipment that are subject to depreciation and amortisation. On April 29, 2005, the Company also exercised all of the conversion rights of the convertible note of HK$55,000 (equivalent to approximately Rmb58,344) at the adjusted conversion price of HK$1.97 per share under the terms of the New Note, resulting in the issuance of 27,918,781 new ordinary shares of Wing On to Million Good. This additional investment amounted to HK$69,399 (equivalent to approximately Rmb72,244) which comprised HK$44,920 (equivalent to approximately Rmb46,762) of the carrying value of the Old Note (net of unamortized discount on subscription) and the fair value of the related convertible feature of HK$24,479 (equivalent to approximately Rmb25,482).

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

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

     The following table presents summarized comparative financial information for the Company's investments in 50% or less owned investments, over which the Company has the ability to exercise significant influence but does not control, which are accounted for using the equity method:

                                           2003        2004        2005
                                        ---------   ---------   ---------
                                           Rmb         Rmb         Rmb
Revenues.............................   5,307,123   6,853,459   8,396,696
Operating (loss) gain................     (83,656)    232,267     280,406
Net (loss) gain......................    (355,237)     94,148     126,357
Current assets.......................   2,106,765   2,590,185   3,442,255
Non-current assets...................   1,575,892   4,206,376   4,779,558
Current liabilities..................   2,277,462   3,410,373   4,384,235
Non-current liabilities..............     326,991   1,439,385   1,354,208
Shareholders' equity.................   1,027,988   1,438,236   1,820,173

     Advances to the affiliates are Rmb91,384 and Rmb110,972 as of December 31, 2004 and 2005, respectively. Other than the aggregated advances to an affiliate of Rmb78,743 and Rmb93,421 which bear interest at Hong Kong Prime Rate, the amounts as of December 31, 2004 and 2005 are interest free. As of December 31, 2004, advances to affiliates were repayable upon demand except for an amount of RMB78,743 which was repayable in nine months upon serving a demand notice by the Company to the affiliate; however, the Company had agreed not to require repayment prior to January 2006. As of December 31, 2005, RMB93,421 of the advances are due on December 31, 2006 and the remainder is repayable upon demand. Accordingly, the whole advances are presented as current assets. An allowance relating to these advances amounting to Rmb2,619, Rmb530 and RmbNil was charged to expense as a component of selling, general and administrative expenses for fiscal 2003, 2004 and 2005, respectively.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

6.   INVESTMENTS IN AND ADVANCES TO AFFILIATES - CONTINUED

     Equity ownership percentages for these affiliates are presented below:

                                              Place of
                                           incorporation/
AFFILIATE                                   registration     2004    2005
---------                                  --------------   -----   -----
Wing On.................................   Bermuda          19.58%  27.74%
X One Holdings Limited..................   Hong Kong        33.33%  33.33%
HZ......................................   PRC                 26%     26%

7.   CONVERTIBLE NOTE RECEIVABLE FROM AN AFFILIATE, NET/DERIVATIVE INSTRUMENT

     As of December 31, 2004, the New Note consisted of Rmb45,008 principal amount, net of unamortized discount on subscription of New Note. The New Note bears interest at a rate of 2% per annum payable semi-annually in arreas. The Company had a right to convert the New Note into ordinary shares of Wing On at a rate per share equal to HK$0.02, subject to adjustments, at any time prior to the New Note's maturity date, which would be three years from the date the New Note is issued. In April 2005, the Company exercised all of the conversion rights of the convertible note at the adjusted conversion price of HK$1.97 under the terms of the New Note.

     In accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended, the conversion option element of the Old Note and New Note represents an embedded derivative instrument which must be accounted for separately from the Note and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The fair value of this conversion option, representing a discount on subscription of the Old Note and the New Note, was estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2003, 2004 and 2005 (see note 6), was RmbNil, gain of Rmb59,929 and loss of Rmb42,873 which have been recognized in the consolidated statement of operations for fiscal 2003, 2004 and 2005, respectively.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

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

     According to the conditional sale and purchase agreement, prior to the completion of acquisition, Jiu Cheng should (i) obtain the certificate in respect of the land use rights of the Land and the ownership of the Building; (ii) obtain an approval from the relevant government authorities in Shanghai that the authorized usage of the properties be changed from office to both commercial and residential and that all relevant fees and charges arising from the sale of the Land payable to the relevant government authorities having been settled in full; (iii) agree with Manwide on the specification of installation, fixtures and furniture and other internal decoration of the properties; (iv) procure all the contractors engaged in the development/construction of the properties to enter into agreements with Manwide to bind these contractors with obligations to Manwide to rectify all defects of the properties which may arise after the completion of the development/construction; and (v) procure the granting of a loan ("Loan") to be granted by PRC banks to Manwide to finance the remaining consideration.

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

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

8.   DEPOSIT PAID FOR ACQUISITION OF PROPERTIES - CONTINUED

     However, the conditions stated above for the change of use of Xiang Zhang Garden had not been fulfilled within the said period and accordingly, Jiu Cheng and the Group entered into another agreement dated February 3, 2005 pursuant to which, among other things, (i) the Group will pay, on behalf of Jiu Cheng, Rmb22,000 to the main contractor of Xiang Zhang Garden (the "Main Contractor"); and (ii) the amount paid by the Group in (i) will be deducted from the purchases consideration of Xiang Zhang Garden.

     Further, the Group had advanced an additional Rmb8,000 to Jiu Cheng pursuant to this additional agreement and the aggregate sum paid by the Group to Jiu Cheng amounted to Rmb58,000 as of December 31, 2005.

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

     On June 22, 2006, the People's High Court of Shanghai City ruled the case in favor of the Group and demanded Jiu Cheng to continue fulfilling its obligations under the agreement dated February 3, 2005 and to cooperate with the Group to effect the release of the Injunction Orders and settlement of the related liabilities with its creditors so as to proceed with the transfer of legal title of Xiang Zhang Garden to the Group. The judgment also, among other things, demanded Jiu Cheng to pay RMB5,900 to the Group as compensation for the breach of the sale and purchase agreements. The directors of the Group have consulted its legal counsel and are in the process of enforcing the ruling to effect the acquisition of Xiang Zhang Garden in consideration of the following :

     (a) the usage of Xiang Zhang Garden can be changed to both commercial and residential when the Group obtains the legal title to Xiang Zhang Garden and makes the application to the relevant authority;

     (b) the acquisition of Xiang Zhang Garden, on a completion basis, is expected to bring economic benefits to the Group taking into account of the estimated market value of Xiang Zhang Garden as of May 19, 2006; and

     (c) the ability of the Group to meet the cash flow requirements to finance the acquisition and completion of Xiang Zhang Garden, given the current financial position of the Group and financial resources available to the Group from internally generated funds, advances from its holding companies and/or financial institutions.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

9.   PLANT AND EQUIPMENT, NET

     Plant and equipment, net consist of the following:

                                    2004   2005
                                    ----   ----
                                     Rmb    Rmb
Furniture and fixtures ..........     --     12
Motor vehicle ...................     --    332
                                     ---   ----
Total ...........................     --    344
Less: Accumulated depreciation ..     --    (42)
                                     ---   ----
                                      --    302
                                     ===   ====

Depreciation expense charged to statement of operation for the year ended December 31, 2005 was Rmb42 and Rmb Nil for year ended December 2003 and 2004.

10.  INCOME TAXES PAYABLE

     The components of (loss) profit from continuing operations before income taxes and minority interests are as follows:

                                YEAR ENDED DECEMBER 31,
                             ----------------------------
                               2003       2004      2005
                             --------   -------   -------
                                Rmb       Rmb       Rmb
The PRC ..................    117,650    29,696    31,269
All other jurisdictions ..   (117,499)  152,246   (52,448)
                             --------   -------   -------
                                  151   181,942   (21,179)
                             ========   =======   =======

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

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

10.  INCOME TAXES PAYABLE - CONTINUED

     The Group's PRC entities and subsidiaries are subject to income taxes calculated at tax rates (ranging from 17.5% to 44%) on the taxable income as reported in the statutory financial statements adjusted for taxation based on tax laws prevailing at their respective places of incorporation and operations.

     The reconciliation of the effective income tax rate based on (loss) profit from continuing operations before income taxes and minority interests to the statutory income tax rates in Hong Kong, the PRC and the United States is as follows:

                                                YEAR ENDED DECEMBER 31,
                                              --------------------------
                                                2003       2004     2005
                                              --------    -----    -----
Profit tax rate in Hong Kong ..............       17.5%    17.5%    17.5%
Permanent differences relating to
   non-taxable income and non-deductible
   expenses ...............................    8,271.7%   (17.5%)  (29.6%)
Change in valuation allowance .............         --       --    (10.0%)
International rate difference .............         --       --     16.1%
Others ....................................   (1,274.5%)     --    (12.4%)
                                              --------    -----    -----
Effective tax rate ........................    7,014.7%      --    (18.4%)
                                              ========    =====    =====

     Provision for income taxes consists of:

              YEAR ENDED DECEMBER 31,
              -----------------------
                2003    2004    2005
              -------   ----   -----
                 Rmb     Rmb    Rmb
Current ...    13,732     --   4,083
Deferred ..    (3,140)    --      --
              -------   ----   -----
               10,592     --   4,083
              =======   ====   =====

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

10.  INCOME TAXES PAYABLE - CONTINUED

     The tax impact of temporary differences gives rise to the following deferred tax assets:

                                                2004     2005
                                              -------   ------
                                                Rmb       Rmb
Tax losses carried forward .................   16,562       --
Pre-operating expenses .....................       --    2,220
Valuation allowance for deferred tax assets   (16,562)  (2,220)
                                              -------   ------
                                                   --       --
                                              =======   ======

     As of December 31, 2004, the tax losses from continuing operations carried forward derived principally from subsidiaries subject to US income tax, which amounted to Rmb37,641 and expire at various times through 2005. The loss carry forwards can only be utilized by the subsidiaries generating the losses. The valuation allowance refers to the deferred tax assets that are not more likely than not going to be realized. The tax losses have been fully expired during December 31, 2005.

11.  CAPITAL STOCK

     CAPITAL STOCK

     Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.

     SHARE CAPITAL

     The Company was incorporated with an initial share capital of 1,200,000 Common Stock with a par value of US$0.01 each which was later reclassified to Supervoting Common Stock. On May 14, 1993, the authorized share capital of the Company was further increased from US$12 to US$700 by the creation of 50,000,000 shares of Common Stock of par value US$0.01 each and 18,800,000 shares of Supervoting Common Stock of par value US$0.01 each. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 Common Stock reclassified to Supervoting Common Stock) were issued to the then ultimate parent company of the Company as a consideration for the transfer of two PRC entities to the Company and on June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share.

     There were no movements in share capital of the Company during fiscal 2003, 2004 or 2005.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

12.  OBLIGATIONS AND COMMITMENTS

     As of December 31, 2004 and 2005, the Group had outstanding capital commitments for acquisition of properties amounting to approximately Rmb400,000 and Rmb402,000.

     Prior to the full disposition of its tire manufacturing and trading subsidiaries in September 2003, the Group leased certain of its warehouses under non-cancellable operating leases expiring at various dates through 2008. Rental expense under these operating leases was Rmb2,250 for the year ended December 31, 2003. As of December 31, 2004 and 2005, the Group's subsidiaries did not have any significant commitments under operating leases.

     Prior to the full disposition of its tire manufacturing and trading subsidiaries in September 2003, the Company also recorded an estimate of the product warranty obligation at the time of sale based on the Company's historical experience. Details of the changes in product warranty provision are as follows:

                                  CONTINUING   DISCONTINUED
                                  OPERATIONS    OPERATIONS
                                     2003          2003
                                  ----------   ------------
                                      Rmb           Rmb
Balance at beginning of year ..     23,720        13,337
Warranties paid ...............    (46,019)           --
Warranty provision ............     66,799            --
Eliminated on disposition of
   business components ........    (44,500)      (13,337)
                                   -------       -------
Balance at end of year ........         --            --
                                   =======       =======

13.  DISTRIBUTION OF PROFIT

     Dividends from the PRC entities will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2003, 2004 and 2005, the Company's only subsidiary established in the PRC had no distributable profit and the Company's affiliates in the PRC had an accumulated profits on a consolidated basis of Rmb85,450, Rmb162,964 and Rmb308,083, respectively, as reported in their statutory financial statements.

     The Company did not propose or pay any dividends for the years ended December 31, 2003, 2004 and 2005 on the outstanding Supervoting Common Stock and Common Stock.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

14.  RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

     Other than those disclosed elsewhere in the consolidated financial statements, the Company also entered into the following related party transactions:

     (A)  DUE FROM/TO RELATED COMPANIES

          As of December 31, 2004 and 2005, the amount due from/to ultimate parent company was unsecured, non-interest bearing and had no fixed repayment terms.

          As of December 31, 2004, the amount due to a fellow subsidiary was unsecured, non-interest bearing and had no fixed repayment terms. As the fellow subsidiary had confirmed not to demand repayment of the amount within one year from the balance sheet date, the amount is shown as non-current. The amount was fully settled during the year ended December 31, 2005.

     (B)  MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT

          Pursuant to a management and administrative services agreement between the Company and the ultimate parent company in 1993 and renewed in 1997, 2000 and 2003, for a term of three years, the ultimate parent company will provide certain management services to the Company for an annual fee of US$30 (Rmb248). In addition, the Company has agreed to reimburse the ultimate parent company for administrative services of approximately Rmb5,708, Rmb6,200 and Rmb4,798 for the years ended December 31, 2003, 2004 and 2005, respectively, rendered on behalf of the Company on a cost plus 5% basis.

     (C)  SALES TO/PURCHASES FROM RELATED PARTIES

          HZ recorded sales to related companies of approximately Rmb194,971 that have been reflected in the Company's consolidated financial statements for the year ended December 31, 2003.

          HZ paid subcontracting charges to an affiliate of approximately Rmb277,470 for tire processing that have been reflected in the Company's consolidated financial statements for the year ended December 31, 2003.

          These transactions were carried out after negotiations between HZ and the respective related companies in the ordinary course of business and on the basis of the estimated market value as determined by management of HZ.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

15.  STAFF RETIREMENT PLANS

     All of the Chinese employees of the PRC entities and Rosedale are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities and Rosedale are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 14% to 23.5% of average monthly salaries for the year ended December 31, 2003, 2004 and 2005. The expense reported in the consolidated statements of operations related to these arrangements was Rmb17,940, RmbNil and Rmb18 for the year ended December 31, 2003, 2004 and 2005 respectively.

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

     The remaining segment included other subsidiaries of the Company except for DH and YC which are presented separately under the discontinued operations segment. Corporate identifiable assets included primarily cash. The chief operating decision maker evaluated the operating income of each segment in assessing performance and allocating resources between segments.

                                                                            2003
                                                 ----------------------------------------------------------
                                                            CONTINUING OPERATIONS
                                                 -------------------------------------------   DISCONTINUED
(RMB)                                             HZ TIRE     OTHERS   CORPORATE     TOTAL      OPERATIONS
                                                 ---------   -------   ---------   ---------   ------------
Revenues .....................................   2,808,369        --         --    2,808,369          --
Depreciation and amortization ................      50,889        --         --       50,889          --
Operating income (loss) ......................     121,849      (456)   (20,647)     100,746          --
Equity in (earnings) losses of affiliates ....     (15,120)   92,568         --       77,448          --
Impairment loss provision for advance
   to affiliate ..............................          --     2,619         --        2,619          --
Loss on disposition of discontinued
   components ................................          --        --         --           --      (7,017)
Capital expenditures .........................     256,872        --         --      256,872          --
Identifiable assets ..........................     176,547   310,123     22,996      509,666          --
Included in identifiable assets above are
   the following:
   - Investments in and advances to
      affiliates .............................     176,547   133,279         --      309,826          --

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

16.  SEGMENT INFORMATION - CONTINUED

     Revenues of the Group are primarily derived from sales of tires and their geographical analysis of revenues is as follows:

                             YEAR ENDED
                            DECEMBER 31,
                                2003
                            ------------
                                 RMB
PRC .....................     2,248,825
Middle East Countries ...       101,718
US and Canada ...........       143,054
Others ..................       314,772
                              ---------
                              2,808,369
                              =========

17.  OTHER SUPPLEMENTAL INFORMATION

     The following items are included in the consolidated statements of operations:

                                           CONTINUING OPERATIONS
                                          YEAR ENDED DECEMBER 31,
                                          -----------------------
                                            2003    2004    2005
                                           ------   ----   -----
                                             Rmb     Rmb    Rmb
Foreign exchange (losses) gain, net ...    (1,810)   21    3,834
Sales taxes ...........................    48,954    --       --
Shipping and handling costs ...........    80,296    --       --

     No such items are included in discontinued operations.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

18.  SUBSEQUENT EVENTS

     In addition to that disclosed in note 8, subsequent to December 31, 2005, the following events have taken place:

     a) On March 23, 2006, Wing On entered into a subscription agreement with the Company and other subscribers in relation to the subscription of 2% convertible exchangable notes (the "Notes") with an aggregate principal amount of HK$1,000,000. The Company and other subscribers have conditionally agreed to subscribe for the Notes with principal amount of HK$300,000 and HK$700,000 by cash, respectively.

          The initial conversion price of the Notes is HK$0.79 per share, subject to adjustments. Unless previously converted or lapsed or redeemed by Wing On, Wing On will redeem the Notes on the fifth anniversary from the date of issue of the Notes (the "Maturity Date") at the redemption amount which is 110% of the principal amount of the Notes outstanding.

          The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Notes up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000) of the principal amount of the Notes into shares of Wing On at the then prevailing conversion price.

          The subscription of the Notes by the Company was completed on June 8, 2006.

     b) On June 27, 2006, HHL entered into subscription agreements with 5 parties in relation to the subscription of 1% convertible exchangeable notes ("HHL notes") with an aggregate principal amount of US$150,000 (equivalent to approximately Rmb1,210,530) to be issued by HHL. Under the subscription agreements, HHL is required as soon as practicable after the signing of the subscription agreements to enter into a contract with the Company for the subscription of the 1% convertible notes of the Company with an aggregate principal amount of US$100,000 (equivalent to approximately Rmb807,020) with the proceeds from the issue of the HHL notes. The aforesaid contract has not yet entered into as of June 30, 2006.

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

4(a)1 Contract dated January 13, 2004 between Wing On and the Company for the issue of 2% convertible note to the Company or its nominee

4(a)2     Contract dated June 16, 2004 between Shanghai Jiu Sheng Investment
          Company Limited and the Company for the acquisition of the Properties

4(a)3 Contract dated November 30, 2004 among the Company, Wing On and the placing agent for the placing and subscription of 3,660 million shares of Wing On at a price of HK$0.028 per share

4(a)4 Contract dated November 30, 2004 among the Company, Wing On and the placing agent for the placing and subscription of 2,340 million shares of Wing On at a price of HK$0.028 per share

4(a)5 Contract dated February 4, 2005 among the Company, Wing On and the placing agent for the placing and subscription of 6,400 million shares of Wing On at a price of HK$0.022 per share

4(a)6 Contract dated March 23, 2006 entered into between the Company and Wing On in relation to the subscription by the Company of the HK$300 million 2% convertible exchangeable notes due 2011 of Wing On which entitle the holders thereof to convert the outstanding principal into Wing On shares at the initial conversion price of HK$0.79 per share of Wing On.

4(c)1     Executive Share Option Scheme (incorporated by reference to Exhibit
          4(c) to the Company's Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

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

                                        CHINA ENTERPRISES LIMITED
                                        (REGISTRANT)


                                        /s/ Chow Chun Man, Jimmy
                                        ----------------------------------------
                                        CHOW CHUN MAN, JIMMY
                                        Chief Financial Officer

Date: August 28, 2006

                                 EXHIBITS INDEX

EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
1         Memorandum and Articles of Association (incorporated by reference to
          Exhibit 1 to the Company's Form 20-F for the fiscal year ended
          December 31, 2001, Document Control Number: 02048962)

4(a)1 Contract dated January 13, 2004 between Wing On and the Company for the issue of 2% convertible note to the Company or its nominee

4(a)2     Contract dated June 16, 2004 between Shanghai Jiu Sheng Investment
          Company Limited and the Company for the acquisition of the Properties

4(a)3 Contract dated November 30, 2004 among the Company, Wing On and the placing agent for the placing and subscription of 3,660 million shares of Wing On at a price of HK$0.028 per share

4(a)4 Contract dated November 30, 2004 among the Company, Wing On and the placing agent for the placing and subscription of 2,340 million shares of Wing On at a price of HK$0.028 per share

4(a)5 Contract dated February 4, 2005 among the Company, Wing On and the placing agent for the placing and subscription of 6,400 million shares of Wing On at a price of HK$0.022 per share

4(a)6 Contract dated March 23, 2006 entered into between the Company and Wing On in relation to the subscription by the Company of the HK$300 million 2% convertible exchangeable notes due 2011 of Wing On which entitle the holders thereof to convert the outstanding principal into Wing On shares at the initial conversion price of HK$0.79 per share of Wing On.

4(c)1     Executive Share Option Scheme (incorporated by reference to Exhibit
          4(c) to the Company's Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

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