Form 20-F
period 2006-12-31
CHINA ENTERPRISES LTD
filed 2008-10-17
CIK 908256

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                        COMMISSION FILE NUMBER: 001-12126

                            CHINA ENTERPRISES LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     BERMUDA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

    31ST FLOOR, BANK OF AMERICA TOWER, 12 HARCOURT ROAD, CENTRAL, HONG KONG
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

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

                         Common Stock: 9,017,310 shares

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

                                  [ ] Yes   [X] No

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

                            EXCHANGE RATE INFORMATION

     Unless otherwise specified, all references in this document to "U.S. Dollars", "Dollars", "US$" or "$" are to United States dollars; all references to "Renminbi" or "Rmb" are to Renminbi, which is the legal tender currency of the People's Republic of China (the "PRC" or "China"); all references to "HK$" are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region ("Hong Kong"). Translation of amounts from Renminbi to U.S. Dollars for the convenience of the reader has been made in this document at US$1.00 to Rmb7.8041, the exchange rate quoted by the noon buying rate from Federal Reserve Bank of New York on December 29, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See section "Exchange Rate Information" under "Item 3. Key Information" in this annual report for more details on the exchange rate between Renminbi and US Dollars.

     References and statements contained in this document regarding China do not apply to Taiwan or the Republic of China.

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

SIGNATURES

EXHIBIT INDEX

                                     PART I

                ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
                                  AND ADVISERS

     China Enterprises Limited (the "Company" or "we", which terms shall include, when the context so requires, the subsidiaries of the Company during the applicable period) is filing this Form as its annual report under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, the information called for by Part I, Item 1 of Form 20-F is not applicable.

                 ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     As the Company is filing this Form as an annual report under the Exchange Act, the information called for by Part I, Item 2 of the Form 20-F is not applicable.

                             ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

     The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006.

     The Consolidated Statements of Operations Data for each of the three years in the period ended December 31, 2006 and the Consolidated Balance Sheet Data as of December 31, 2005 and 2006 has been derived from the audited consolidated financial statements (the "Consolidated Financial Statements") included in Item 18 "Financial Statements" of this annual report. The Consolidated Statements of Operations Data for the years ended December 31, 2002 and 2003 and the Consolidated Balance Sheet Data as of December 31, 2002, 2003 and 2004, as set forth below, have been derived from audited consolidated financial statements not included in this annual report. The Consolidated Financial Statements have been prepared in conformity with US generally accepted accounting principles. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes thereto.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

(AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES, THEIR PAR VALUES AND PER SHARE
DATA)

                                                                                Year ended December 31,
                                                         ---------------------------------------------------------------------
                                                            2002        2003        2004        2005             2006
                                                           (a)(b)      (a)(b)       (b)         (b)              (b)
                                                         ---------   ---------   ---------   ---------   ---------------------
                                                            Rmb         Rmb         Rmb          Rmb        Rmb         US$
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues                                                 2,610,076   2,808,369          --          --          --          --
Income (loss) from operations                              172,096     100,746     (13,344)    (27,522)    (16,754)     (2,147)
(Loss) profit from continuing operations                   (62,943)    (56,781)    181,942     (26,324)    (21,226)     (2,720)
Loss from discontinued operations (a)                     (199,838)     (7,760)         --          --          --          --
Net (loss) income                                         (262,781)    (64,541)    181,942     (26,324)    (21,226)     (2,720)
Net income (loss) from operations per share                  19.09       11.17       20.18       (2.92)      (2.35)      (0.30)
Basic and diluted (loss) earnings from
   continuing

   operations per common share (b)                           (6.98)      (6.30)      20.18       (2.92)      (2.35)      (0.30)
Basic and diluted loss from discontinued
   operations per common share (a) & (b)                    (22.16)      (0.86)         --          --          --          --
Basic and diluted (loss) earnings per common share (b)      (29.14)      (7.16)      20.18       (2.92)      (2.35)      (0.30)
Weighted-average number of common share
   outstanding (b)                                       9,017,310   9,017,310   9,017,310   9,017,310   9,017,310   9,017,310
Dividend declared per common share
   - in Rmb                                                     --          --          --          --          --          --
   - in US$                                                     --          --          --          --          --          --

CONSOLIDATED BALANCE SHEETS DATA :

Total assets                                             2,880,680     509,666     791,326     684,273     819,181     104,968
Shareholders' equity (Net assets)                          535,206     472,825     667,981     662,598     599,297      76,793
Supervoting common stock - par value US$0.01 per share
                                                               244         244         244         244          --          --
Common stock - par value US$0.01 per share                     526         526         526         526         770          99

Notes:

(a) The Company disposed of Yantai C.S.I. Rubber Co., Limited ("Yantai CSI") and Shandong C.S.I. Synthetic Fiber Co., Limited ("Shandong Synthetic") during 2002, and the radial tire factory of Double Happiness, Yinchuan C.S.I. (Greatwall) Rubber Co. Limited ("Yinchuan CSI") and CSI Rubber Industries Limited ("CSI Rubber") during 2003. The Company has recorded the operating result of Yantai CSI, Shandong Synthetic, Yinchuan CSI and CSI Rubber separately from continued operations as loss from discontinued operations retrospectively for 2002 and 2003.

     During 2003, the Company sold a 25% interest in Hangzhou Zhongce Rubber Co., Limited ("Hangzhou Zhongce"), leaving the Company with a minority interest of 26% in Hangzhou Zhongce as of October 1, 2003. The Company consolidated the results of operations of Hangzhou Zhongce for the nine months period end September 30, 2003 and accounted for its share of equity in earnings of Hangzhou Zhongce as an affiliate for the period from October 1, 2003 to December 31, 2003.

(b) The calculation of basic and diluted (loss) earnings from continuing operations per common share, basic and diluted loss from discontinued operations per common share and basic and diluted loss per common share from 2002 to 2006 is based on the weighted-average number of common stock outstanding during the years ended December 31, 2002 to 2006. The number of common stock outstanding for 2002, 2003, 2004, 2005 and 2006 was 9,017,310.
     There were no dilutive securities.

EXCHANGE RATE INFORMATION

     The Consolidated Financial Statements are published and denominated in Renminbi. Translation of amounts from Renminbi to U.S. Dollars for the convenience of the reader has been made in this document at US$1.00 to Rmb7.8041, the exchange rate quoted by the noon buying rate from Federal Reserve Bank of New York on December 29, 2006. For the purpose of this annual report, the latest practicable date with respect to share and certain exchange rate information is November 30, 2007. As of November 30, 2007, the exchange rate quoted by the noon buying rate from Federal Reserve Bank of New York was at US$1.00 to Rmb7.385. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

     The following table sets forth the average unified exchange rates for each of the years ended December 31, 2002, 2003, 2004, 2005 and 2006

                                         YEAR ENDED DECEMBER 31,
                                     --------------------------------
                                     2002   2003   2004   2005   2006
(Rmb equivalent of US$1.00)           RMB    RMB    RMB    RMB    RMB
---------------------------          ----   ----   ----   ----   ----
At unified exchange rate
   - average rate  calculated by
     using the average of the
     exchange rates on the last
     day of each month during each
     period                          8.28   8.28   8.28   8.18   7.96

The following table sets forth the high and low exchange rates for each month during the previous six months of 2007:

                              AT UNIFIED EXCHANGE RATE
                              ------------------------
(Rmb equivalent of US$1.00)          HIGH    LOW
---------------------------          ----   ----
November 30, 2007                    7.46   7.38

October 31, 2007                     7.52   7.47
September 30, 2007                   7.55   7.49
August 31, 2007                      7.62   7.54
July 31, 2007                        7.61   7.56
June 30, 2007                        7.67   7.61

RISK FACTORS

Investing in our shares involves various risks, including the risks described below. You should carefully consider the following risks and the other information contained in this annual report before investing in our shares. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations, financial condition and our liquidity.

RISKS RELATED TO OUR BUSINESS

IF THE ULTIMATE PARENT COMPAMY EASED TO PROVIDE FINANCIAL SUPPORT, IT COULD HAS A SIGNIFICANT IMPACT ON OUR FINANCIAL AND OPERATIONAL CONDITION

     During the past fiscal year, the Company is financially depended on the support from the ultimate parent company, Hanny Holdings Limited ("Hanny"). The key risk is the failure of Hanny to provide such financial support, which it appears to be a decision of Hanny at its discretion, and the possible consequences to the shareholders of Company if that support is not provided. Therefore, any significant decline in the financial support given from Hanny, thereby it could has an adverse impact on our business. For more information, please see "Item 5. Operating and financial review and prospects - Liquidity And Capital Resources" in this annual report.

THE COMPANY MAY NOT BE ABLE TO IMPLEMENT SUCCESSFULLY ITS BUSINESS STRATEGY IN WHICH CASE ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WOULD SUFFER

     During the past few years, the Company has diversified its operations into businesses outside of tire manufacturing. In addition, the Company has disposed the operations it deemed underperforming. In 2002, the Company diversified its business into travel business by investing in Wing On Travel (Holdings) Limited ("Wing On"). During 2003, the Company reduced its interest in Hangzhou Zhongce from a majority to a minority position. In June 2004, the Company entered into a conditional agreement to acquire properties interest in a parcel of land under construction in Shanghai, China, for the usage of both commercial and residential purposes. A key part of the Company's business strategy is to expand its operations through acquiring new businesses and business lines and the Company has been actively seeking new investment opportunities. However, the Company may not be able to identify and consummate new investments. To date, the Company has not consummated an investment in a new business since the investment in Wing On.

     Even if the Company has successfully identified and consummated new investments, the acquisition of new businesses and business lines carries substantial risk and uncertainties. Depending on the specific acquisition, there may be risks relating to the acquired business itself, risks relating to the industry in which the business operates, and risks relating to the Company itself.

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

     Following the completion of the Group reorganization, Hanny Holdings Limited ("Hanny"), an indirect shareholder of each of CSH and GDI, reported ownership of 436,032,120 shares, or 98.92 % of the outstanding shares, of GDI, and become the ultimate parent company of the Company. For more information about the Group reorganization, see Item 4 "Information on the Company - Important Events of the Company's Business since the Beginning of 2006."

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

     Special U.S. federal income tax rules apply to U.S. holders of shares of a non-U.S. corporation that is classified as a Passive Foreign Investment Company ("PFIC"), for U.S. federal income tax purposes. The determination of the PFIC status of the Company principally depends upon the composition of the Company's assets, including goodwill, and the amount and nature of the income of the Company, from time to time. The Company disposed of most of its operating subsidiaries, or its majority interest therein, during the past three years. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than the capital gain rate. In addition, both gains upon disposition and amounts received as distributions could be subject to an additional interest charge by the Internal Revenue Service. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our shares.

     We do not believe that we were a PFIC for 2006. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a PFIC. Our analysis related to 2006 is based, upon certain assumptions and methodologies that we have used, the appropriate value of our ownership interest in companies we held, and the manner in which we have allocated the value among our active assets and passive assets.

     We cannot assure you that the Internal Revenue Service will not challenge our assumptions and methodologies. If there were such a challenge, we could be classified as a PFIC for 2006.

     With respect to 2007 and subsequent years, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. The tests are impacted by changes in value of our group companies which are difficult to predict. Accordingly, there can be no assurance that we will not become a PFIC in 2007 or a subsequent year.

OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT TO COVER THE RISKS RELATED TO OUR FINANCIAL AND LOSSES

     The operations of our affiliates have not experienced any major accidents in the course of their businesses which have caused significant property damage or personal injuries. However, there is no assurance that they will not experience major accidents in the future. Although they have purchased the necessary insurances, the occurrence of certain incidents such as earthquake, war and flood, and the consequences resulting from them, may not be covered adequately, or at all, by insurance policies under which they are protected. Our affiliates also face exposure to product liability claims in the event that any of their products is alleged to have resulted in property damage, bodily injury or other adverse effects. Losses incurred or payments we may be required to make, may have a material adverse effect on our results of operation if such losses or payments are not fully insured.

FAILURE TO ESTABLISH AND MAINTAIN EFFECTIVE INTERNAL CONTROLS OVER FINANCIAL REPORTING COULD HAVE A MATERIAL AND ADVERSE EFFECT ON THE ACCURACY IN REPORTING OUR FINANCIAL RESULTS OR PREVENTING FRAUD

     We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies' internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must attest to and report on management's assessment of the effectiveness of our company's internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2007 with respect to the report of management and for the fiscal year ending December 31, 2008 with respect to the auditor's attestation. It's possible that management may not be able to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. In addition, during the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important in helping prevent financial fraud. If we are not able to conclude that our internal control over financial reporting is effective or cannot provide reliable financial reports on a timely basis or prevent financial fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

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

RISKS FOR DOING BUSINESS IN CHINA

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

OUR RESULTS COULD BE HARMED IF WE HAVE TO COMPLY WITH NEW ENVIRONMENTAL REGULATIONS

     The operations of our affiliates create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing attention from Chinese national and local governments and foreign governments and agencies and has been subject to increasing regulation. Currently, relevant Chinese environmental protection laws and regulations impose fines on discharge of waste materials and empower certain environmental authorities to close any facility which causes serious environmental problems. Although it has not been alleged that our affiliates have violated any current environmental regulations by China government officials, there is no assurance that the Chinese government will not amend its current environmental protection laws and regulations. Our financial results could be materially and adversely affected if our affiliates were to increase expenditures to comply with environmental regulations affecting their operations.

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

RISKS RELATED TO OUR CAPITAL STOCK

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

                       ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     The Company was incorporated as an exempted company under the laws of Bermuda on January 28, 1993. From July 15, 1993 to late 2002, the Company's shares were listed on the New York Stock Exchange, Inc. (the "NYSE"). On November 26, 2002, the Company's shares began trading on the OTC in the United States. The legal name of the Company is "China Enterprises Limited" and the Company is registered in Hong Kong under the commercial name of "China Tire Holdings Limited" due to local company registration considerations.

     Information about the Company, is available through the Internet http://www.chinaenterpriseslimited.com. The principal place of business and the executive offices of the Company are located at 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong and its telephone number is (852) 2372 0130.

IMPORTANT EVENTS IN THE COMPANY'S BUSINESS IN 2006

     Additional Investment in Wing On

     On March 23, 2006, Wing On entered into agreements with the Company and its other convertible notes holder for issuance of new convertible notes ("Convertible Notes"). Under these agreements, on June 8, 2006, Wing On issued new convertible notes to the Company and its nominee with principal amount of HK$300.0 million (Rmb312.3 million) for cash consideration. The new convertible notes provide the Company rights to convert the notes into new shares of Wing On during a period of five years from the date of issue, at the Company's discretion, at an initial conversion price of HK$0.79 per share of Wing On, subject to adjustments.

     The initial conversion price of the Convertible Notes is HK$0.79 per share, subject to anti-dilutive adjustments. Unless previously converted or lapsed or redeemed by Wing On, Wing On will redeem the Convertible Notes on the fifth anniversary from the date of issue of the Convertible Notes (the "Maturity Date") at the redemption amount which is 110% of the principal amount of the Convertible Notes outstanding.

     The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Convertible Notes up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000,000) of the principal amount of the Convertible Notes into shares of Wing On at the then prevailing conversion price.

     Subject to certain restrictions which are intended to facilitate compliance of relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000,000 or integral multiples thereof) of 50% of the initial principal amount of its Convertible Notes for shares in the share capital of any company which is an affiliated company of Wing On as defined in the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange or subsidiary of Wing On that is to be listed on a stock exchange through an initial public offering at the price (the "Spin-off Shares"), subject to anti-dilutive adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated company or subsidiary in the future is at the sole discretion of the directors of Wing On.

     Reorganization of the CSH Group

     On March 10, 2005, two substantial shareholders of China Strategic Holdings Limited ("CSH"), the parent company of the Company, entered into the share sale agreement. Pursuant to the share sale agreement, subject to the implementation of the group reorganization as described below, the purchaser acquired from each of the two substantial shareholders 135,000,000 shares (equivalent to 67,500,000 consolidated shares of CSH upon the Group Reorganization having become effective), which shares represent approximately an aggregate of 30.6% of the issued share capital of CSH, for an aggregate consideration of HK$52,110,000, equivalent to about HK$0.193 per share (or HK$0.386 per consolidated share).

     On October 6, 2005, the following proposals (collectively as the "Group Reorganization") were approved and passed at the Extraordinary General Meeting of CSH:

(i) CSH continuing to be a public listed company, which is listed on main board of the Stock Exchange of Hong Kong Limited ("HKSE"), with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments;

(ii) all other subsidiaries of CSH carrying on sand mining business, property development, and investment holding business (including the Company), and all other associates of CSH carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services (including the equity investment affiliates of the Company) being grouped under Group Dragon Investments Limited ("GDI"), a wholly-owned subsidiary of CSH, and its subsidiaries and operated by the former management of the Company; and

(iii) the distribution in specie of the GDI shares to the shareholders of CSH whose names appear on the register of members of CSH on the record date on the basis of one GDI share for one consolidated share of CSH.

The Group Reorganization was completed on May 19, 2006.

As a result of the Group Reorganization, GDI indirectly owns all 3,000,000 shares of supervoting common stock and 2,239,800 shares of our common stock.

Following the completion of the Group Reorganization, Hanny Holdings Limited, an indirect shareholder of each of CSH and GDI ("Hanny"), Hanny made an offer for the outstanding shares of GDI not held indirectly by Hanny and completed the offer on June 16, 2006. As a result of the completion of the offer, Hanny reported ownership of 436,032,120 shares, or 98.92 % of the outstanding shares, of GDI, and become the ultimate parent company of the Company. In December 2006, ITC Corporation Limited ("ITC"), a public listed company which is listed on main board of the HKSE, acquired additional equity interest in Hanny through acquisition of shares from an independent third party which triggered a conditional mandatory cash offer ("Offer"). Pursuant to the Offer, Hanny became a subsidiary of ITC, and ITC became the ultimate parent company of the Company. In May 2007, the issued share capital of Hanny has been increased subsequent to the conversion of the convertible bonds by certain holders and the shareholding of ITC in Hanny has been diluted. Accordingly, Hanny has ceased to be a subsidiary of ITC and ITC has also ceased to be the ultimate parent company of the Company. As at December 31, 2006, Hanny was the ultimate parent company of the Company.

Developments in Litigation relating to the Xiang Zhang Garden

     The Company, through The Rosedale Luxury Hotel & Suites Limited ("Rosedale"), an indirect wholly-owned subsidiary, entered into a conditional sale and purchase agreement dated June 16, 2004 with an independent third party, Shanghai Jiu Sheng Investment Company Limited ("Jiu Sheng"), for the proposed acquisition by the Company of a parcel of land (the "Land") and a 24-story building under construction on the Land (the "Building") located in Shanghai, the PRC (the Land and the Building together referred to as the "Properties"). The estimated total gross floor space of the Building is approximately 37,000 square meters, on a parcel of approximately 5,500 square meters. The aggregate consideration for the Properties is Rmb450 million. It is one of the conditions for completion of the acquisition that Jiu Sheng should obtain approval for the change of authorized usage of the properties from office to both commercial and residential within 150 days from the date of the sale and purchase agreement. Subject to zoning approvals, which are a condition to the acquisition, the Company expects that the first four floors of the Building will be rented for commercial purposes and the remaining 20 floors will be developed and rented as serviced apartments.

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

     The Company paid the first deposit of Rmb50 million in cash to Jiu Sheng upon signing of the agreement; and subsequently in February 2005, Rmb8 million of deposit was additionally paid by the Company pursuant to the aforesaid agreement of February 3, 2005 resulting in a total amount of Rmb58 million paid to the Jiu Sheng as at the date of this report. Rmb380 million of the consideration will be payable upon the grant and drawdown of loans to be granted by PRC banks or financial institutions and secured by the Properties. The remainder will be financed by internal resources of the Company and will be due upon completion of the transfer of the ownership of the Properties from the seller to the Company.

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

     On June 22, 2006, the People's High Court of Shanghai City ruled the case in favor of the Company and demanded Jiu Sheng to continue fulfilling its obligations under the agreement dated February 3, 2005 and to cooperate with the Company to effect the release of the Injunction Orders and settlement of the related liabilities with its creditors so as to proceed with the transfer of legal title of Xiang Zhang Garden to the Company. The judgment also, among other things, required Jiu Sheng to pay Rmb5,900,000, which is approximately US$756,000, to the Company as compensation for the breach of the sale and purchase agreements.

     In August 2006, the Group has applied to the People's High Court of Shanghai City for a court execution order to enforce the June 2006 judgment against Jiu Cheng. At the same time, Jiu Cheng has initiated various discussions with the Group and its legal counsel with a view to settle this out of court but there was no significant progress on the resolution of this matter.

     In April 2007, an independent third party ("Buyer") made a letter of offer, inter alia, to acquire the Group's rights and obligations in Xiang Zhang Garden for RMB70 million which is approximately US$8,970,000, and made a deposit of the same amount into an escrow account held under the People's High Court of Shanghai City as protection to the Group. Under the same letter of offer, Jiu Cheng has also agreed to pay RMB13 million which is approximately US$1,666,000, to the Group to compensate for the various costs incurred by the Group relating to the legal proceedings against Jiu Cheng. The eventual execution of this offer is also subject to the agreement by the other secured and unsecured creditors of Jiu Cheng which the Buyer is in the process of getting those consents and there can be no assurance that the offer can be consummated as planned. The directors of the Company consulted with the Group's legal counsel and were of the view that the carrying amount of deposit was not less than its recoverable amount and considered no impairment loss is identified.

     In December 2007, the Company completed a transfer of certain of its assets and liabilities, including the deposit paid for acquisition of Xiang Zhang Garden, from its subsidiaries, Manwide and The Rosedale Luxury Hotel & Suites Limited ("Rosedale") to another subsidiary of the Company. Subsequently, the Company completed the disposition of Manwide and Rosedale to an independent third party for a total consideration of HK$500 (equivalent to approximately RMB504), resulting in a gain on such sale. In March 2008, the Group has entered into an agreement with Jin Cheng through Rosedale, to disclaim its rights in Xiang Zhang Garden for a compensation of RMB83,000 which was received in April 2008.

Subscription Agreement with Hanny

     On August 29, 2006, the Company entered into an agreement with Hanny for the subscription by Hanny of US$100 million of 1% convertible exchangeable notes to be issued by the Company. (the "Subscription"). The convertible exchange notes would be convertible at a conversion price of US$3 per share during a period of five years from the date of issue. However, subsequently in respect of the Subscription, a termination agreement was signed by Hanny and the Company to terminate the transaction on December 29, 2006.

PRINCIPAL CAPITAL EXPENDITURES

     Principal capital expenditures, investment and divestitures over the last three years include the following:

                                                   2004      2005     2006
                                                 RMB'000   RMB'000   RMB'000
                                                 -------   -------   -------
Purchase of property, plant and equipment             --      (344)      --
Investments in and advances to affiliates, net    72,142   (37,122)  (2,227)

     The Company conducts its businesses through subsidiaries and affiliates. Accordingly, much of the expenditures described above have been made at the subsidiary level. For a description of the Company's subsidiaries, please refer to the section "ORGANIZATION STRUCTURE" below.

BUSINESS OVERVIEW

     For the years ended December 31, 2004, 2005 and 2006, no turnover was derived from the manufacturing and trading of tire products following the disposal of interest of subsidiaries engaged in this operation in 2003. In the middle of 2004, the Company continued its diversification by entering into the sale and purchase agreement for the acquisition of Xiang Zhang Garden.

     The financial results of the Company in fiscal 2004, 2005 and 2006 were greatly depended on the share of results of its affiliates, including the tire business and the travel business. It is the intention of the management of the Company to continue seeking appropriate investment opportunities in the hotel and travel related businesses in the PRC in view of the positive outlook in this sector in the coming future. The Company is actively seeking new investment opportunities.

TIRE BUSINESS

Hangzhou Zhongce established Hangzhou Sunrise Rubber com., Ltd ("Hangzhou Sunrise") with three other PRC enterprises in 1998 and acquired Fu Chun Jiang in 1999 that manufactures radial tire products and a number of raw materials including tire rubbers and carbon black, respectively. In September 2003, the Company disposed of its 25% interest in Hangzhou Zhongce and ceased to consolidate the results of Hangzhou Zhongce and Fu Chun Jiang (collectively referred to as "Hangzhou Zhongce") and Hangzhou Sunrise also ceased to be an affiliate of the Group as of October 1, 2003, following the completion of the disposal. As a result of this disposal, the Company holds 26% interest in Hangzhou Zhongce, which became a major equity method affiliate of the Company thereof. Hangzhou Zhongce manufactures and sells a broad line of tire products, consisting of motor vehicle (bias and radial tires for trucks, tractors, passenger cars and motorcycles), bicycle and wheelbarrow tires. See "Financial Statements" of Hangzhou Zhongce in item 17 for more details.

TRAVEL BUSINESS

     In 2002, the Company diversified into the travel business through an investment in Wing On. However, the global travel in the region had a difficult time in 2003, which was affected by, among other factors, hostilities such as the Iraqi war, concerns over terrorism and the Severe Acute Respiratory Syndrome ("SARS"). In response to the issues facing the industry, Wing On shifted its business focus. An increased emphasis was placed on local tours in Hong Kong in financial year 2003. Special promotions and initiatives were launched to rebuild public confidence in travel in the region. In addition, Wing On introduced new targeted adventure, photography tours and other tours. At the same time, in order to achieve greater operational efficiencies and cost savings, Wing On implemented restructuring changes during the financial year 2003. Several of its less profitable local branches and overseas offices were closed and its loss-making transportation business was sold.

     For the years of 2004 and 2005, Wing On continued to benefit from the rebound in travel business in Hong Kong after the negative effect of SARS subsided. Following the opening of the Hong Kong Disney Land and the Asia World-Expo, and with the policy trend in the PRC, it is likely the limit on foreign holding in a company operating with outbound travel license will be gradually opened up. In fact, with the gradual easing of restrictions on the individual mainland visitors traveling to Hong Kong, the Company expected a great increase in arrivals once more parts of the PRC are opened up to individual travelers, which is expected to directly benefit the local economy.

     Throughout 2006, Hong Kong's economy picked up together with many countries around the world. Wing On has put considerable resources into its inbound business and the results are promising. In fact, Hong Kong welcomed 25.3 million visitors in 2006, 8.1% more than in 2005. Mainland visitors continued to be the focus with the help of the Hong Kong Disneyland, the Hong Kong Wetland Park and the skyrail to Po Lin Monastery (Ngong Ping 360). For the outbound market, China remained at the top in Asia in 2006 in terms of number of tourists. There were 34 million outbound tourists that traveled aboard in 2006, which represented a 10% increase over the previous year. The effect of the coming 2008 Beijing Olympic Games and the 2010 Shanghai Disney, the grant of outbound operating license to Hong Kong travel agents and the erection of further tourists spots in Hong Kong will be to attract more and more visitors to the Mainland and the city. See "Financial Statements" of Wing On in item 17 for more details.

ORGANIZATIONAL STRUCTURE

     The chart below illustrates the position of the Company after the Group Reorganization which was completed on May 19, 2006. As a result of the Group Reorganization, GDI indirectly beneficially owns all 3,000,000 shares of supervoting common stock and 2,239,800 shares of common stock.

     Following the completion of the Group Reorganization, according to an announcement made by Hanny Holdings Limited, an indirect shareholder of each of CSH and GDI, Hanny made an offer for the outstanding shares of GDI not held indirectly by Hanny. The offer was completed on June 16, 2006. As a result of the completion of the offer, Hanny reported ownership of 436,032,120 shares, or
98.92 % of the outstanding shares, of GDI. In December 2006, ITC Corporation Limited ("ITC"), a public listed company which is listed on main board of the HKSE, acquired additional equity interest in Hanny through acquisition of shares from an independent third party which triggered a conditional mandatory cash offer ("Offer"). Pursuant to the Offer, Hanny became a subsidiary of ITC, and ITC became the ultimate parent company of the Company. The chart below illustrates the position of the Company in ITC Group at December 31, 2006:

                     ----------------------------------------
                     |       ITC Corporation Limited        |
                     |               ("ITC")                |
                     |      (Incorporated in Bermuda)       |
                     |        (Investment Holding)          |
                     ----------------------------------------
                                      |
                                      |64%
                     ----------------------------------------
                     |       Hanny Holdings Limited         |
                     |              ("Hanny")               |
                     |      (Incorporated in Bermuda)       |
                     |        (Investment Holding)          |
                     ----------------------------------------
                                      |
                                      |98.92%
                     ----------------------------------------
                     |  Group Dragon Investments Limited    |
                     |               ("GDI")                |
                     |      (Incorporated in the BVI)       |
                     |        (Investment Holding)          |
                     ----------------------------------------
                                      |
                                      |55.22%
                     ----------------------------------------
                     |             The Company              |
                     |          (Traded on OTC)             |
                     |      (Incorporated in Bermuda)       |
                     ----------------------------------------
                                      |
                                      |
                     |--------------------------------------|
                     |26.0%                                 |20.36%
        ------------------------------       -----------------------------
        |    Hangzhou Zhongce        |       |          Wing On           |
        | (Incorporated in PRC)      |       |    (Listed in Hong Kong)   |
        |  (Tire Manufacturing)      |       |  (Incorporated in Bermuda  |
        |                            |       |     (Travel Business)      |
        |----------------------------|       |-----------------------------

     The Company itself is a holding company, which has majority interests in a number of subsidiaries as of December 31, 2006. The principal subsidiaries of the Company are Century Lead Limited ("Century Lead"), Capital Canton Limited ("Capital Canton"), Easy Legend Limited ("Easy Legend"), Manwide Holdings Limited ("Manwide"), Million Good Limited ("Million Good"), Sincere Ocean Limited ("Sincere Ocean"), Supreme Solution Limited ("Supreme Solution"), Wealth Faith Limited ("Wealth Faith"), Great Windfall Agents Limited
("Great Windfall"), Honest Map Limited ("Honest Map"), Ventures Kingdom Limited ("Ventures Kingdom"), which all subsidiaries are the British Virgin Islands ("BVI") incorporated companies; and The Rosedale Luxury Hotel & Suites Limited ("Rosedale"), which is established in the PRC.

           CONSOLIDATED PRINCIPAL SUBSIDIARIES AS OF DECEMBER 31, 2006

                                                                       COMPANY'S
                                                                   OWNERSHIP INTEREST
                           COUNTRY OF                            ---------------------
CONSOLIDATED SUBSIDIARY   INCORPORATION   PRINCIPAL ACTIVITIES   DIRECTLY   INDIRECTLY
-----------------------   -------------   --------------------   --------   ----------
Century Lead                   BVI        Investment holding       100%         --
Capital Canton                 BVI        Investment holding       100%         --
Easy Legend                    BVI        Investment holding       100%         --
Manwide                        BVI        Investment holding       100%         --
Million Good                   BVI        Investment holding       100%         --
Sincere Ocean                  BVI        Investment holding       100%         --
Supreme Solution               BVI        Investment holding       100%         --
Wealth Faith                   BVI        Investment holding       100%         --
Great Windfall                 BVI        Investment holding       100%         --
Honest Map                     BVI        Investment holding       100%         --
Ventures Kingdom               BVI        Investment holding       100%
Rosedale                       PRC        Property holding         100%         --

PROPERTY, PLANT AND EQUIPMENT

BERMUDA

     The registered office of the Company is located at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda. Only corporate administrative matters are conducted at this office, through the Company's agent, Butterfield Fund Services (Bermuda) Limited. The Company neither owns nor leases property in Bermuda.

HONG KONG

     The Company's principal executive office is located at 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong. The Company shares the office with CSH and the Company has agreed to reimburse CSH for administrative services rendered on behalf of the Company on a cost plus 5% basis.

CHINA

     The Company has maintained a representative office in the PRC upon establishment of Rosedale in Shanghai for the monitoring the acquisition of the Xiang Zhang Garden.

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

OPERATING RESULTS

OVERVIEW

     The forward-looking statements in this Item 5 are not guarantees of future performance. They involve both risk and uncertainty. Several important factors could cause our actual results to differ materially from those anticipated by these statements. Many of those factors are macroeconomic in nature and are, therefore, beyond the control of our management. Please see the "Risk Factors" in this Annual Report for more details.

     The Company has historically been engaged in the tire manufacturing and trading and related business. During 2001, the Company decided to reorganize its operations to improve its financial performance. The Company began to dispose of loss-making subsidiaries and tried to diversify its business.

     In early 2002, the Company acquired a substantive equity interest approximately 35% in Wing On, diversifying its business into the travel industry. In fiscal 2003, the Company further completed its disposals of three loss-making subsidiaries, Yinchuan CSI and the Company's remaining interests in Double

Happiness and ceased to account for the results of operations and the assets and liabilities of these subsidiaries from their respective disposal dates.

     In order to realize part of its investment, the Company entered into a contract to sell a 25% interest in Hangzhou Zhongce on June 15, 2003. As a result, the Company reduced its interest in Hangzhou Zhongce from 51% to 26%. The sale was completed in September 2003 and Hangzhou Zhongce became an equity method affiliate of the Group at that time. The Company's Directors considered the disposal as an attractive opportunity for the Company to realize part of its investment. . The Company consolidated the results of operations of Hangzhou Zhongce for the nine months period end September 30, 2003 and shared equity earnings of Hangzhou Zhongce for the period from October 1, 2003 to December 31, 2003.

     After the completion of the above-mentioned restructuring activities, as at December 31, 2006, the Company is still actively looking for new investments.

     With its changing political and socio-economic landscape, it is imperative that the Company expands its vision to encompass investments in other high growth industries in the region. Going forward, the Company intends to actively search for potential investments in the PRC with emphasis on achieving a diversified portfolio. Since the signing of the Closer Economic Partnership Arrangement, economic exchanges between Hong Kong and the Mainland China have gained in momentum. The Company believes that, in part as a result of this development, the economy of the PRC will grow at an increased rate. The Company is confident about the PRC market and shall continue exploring for appropriate investment projects to expand its business network in the Mainland.

PROPERTY ACQUISITION IN SHANGHAI

     In 2004, the Company entered into a conditional agreement for the acquisition of Xiang Zhang Garden situated in Shanghai, the PRC and the properties being constructed thereon which comprises two levels of underground car parks and a 24-storey building for a consideration of Rmb450 million (the "Properties"). It was anticipated that the Properties will be used for commercial and service apartment rental purposes.

Please see the "Developments in Litigation relating to Xiang Zhang
Garden" of Item 4 in this Annual Report for more details. The financial results of the Company for the financial year 2006 comprised solely of the Company's share of the earnings and financial results of its affiliates in the tire and travel businesses.

CRITICAL ACCOUNTING POLICIES

     The preparation of our financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2 - "Summary of Significant Accounting Policies" to the Consolidated Financial Statements included in "Item 18 - Financial Statements" of this annual report.

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

DERIVATIVES EMBEDDED IN CERTAIN DEBT SECURITIES

     Convertible notes of Wing On held by the Company contain features that enable the Company to convert the debt securities into common stock of Wing On. These features represent embedded derivatives which are required to be accounted for separately from the related debt securities. The estimated fair value of these features is valued using an option-pricing model which requires us to make assumptions on such variables such as share price volatility of common stock of Wing On, the expected time to expiration, expected dividends yield of Wing On and etc. Changes in these assumptions could significantly affect the amount of changes in fair value of the conversion option we recognize in our consolidated financial statements. The adjustments will be required until the features are either triggered or expire.

ACCOUNTING PRONOUNCEMENTS

A detailed discussion of accounting policies adopted and recent accounting pronouncements not yet adopted by the Company can be found in Note 2 - "Summary of Significant Accounting Policies" of the Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report.

RESULTS OF OPERATION

Fiscal year ended December 31, 2006 compared with fiscal year ended December 31, 2005

The Company

     General and administrative expenses, these costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration, as well as pension, healthcare and bonus. The selling, general and administrative expenses in 2006 amounted Rmb16.8 million, a decrease of Rmb10.7 million or 39%, compared to Rmb27.5 million in 2005. The decrease in our administrative expenses during the current year is mainly because certain legal and professional costs was incurred on the acquisition of a property situated in Shanghai, the PRC in 2005.

     Operating loss from continuing operations amounted to Rmb16.8 million in fiscal year 2006 as compared with operating loss of Rmb27.5 million in fiscal year 2005. The Rmb16.8 million on operating loss from continuing operations mainly represented administrative expenses incurred for the year ended December 31, 2006.

     Interest income amounted to Rmb12.3 million in 2006, a decrease of Rmb0.7 million, compared to Rmb13.0 million in 2005.

     Loss from continuing operations for the year ended December 31, 2006 decreased to Rmb21.2 million compared to Rmb26.3 million for the last year. The loss for the fiscal year 2006 consisted mainly of loss on change in fair value of the conversion option associated with the convertible note of Wing On totaling Rmb19.5 million which was partly offset by an interest income of Rmb12.3 million.

     For the year ended December 31, 2006, the Company recorded a consolidated net loss of Rmb21.2 million, or Rmb2.35 per share. By comparison, the net loss and the net loss per share in 2005 was Rmb26.3 million and Rmb2.92, respectively.

Tire Business

     For the year ended December 31, 2006, Hangzhou Zhongce recorded a consolidated turnover of approximately Rmb8,823 million, an increase of approximately 38% as compared to the same period in 2005 of approximately Rmb6,506 million. The audited consolidated net profit for the year ended December 31, 2006 decreased from approximately Rmb141.3 million for the last corresponding period to approximately Rmb56.3 million for the current year.

Travel Business

     For the year ended December 31, 2006, Wing On recorded a consolidated turnover of approximately HK$ 1,992 million (equivalent to Rmb2,004 million), an increase of approximately 9.7% as compared to the same period in 2005 of approximately HK$1,816 million (equivalent to Rmb1,890 million). The audited consolidated net loss for the year ended December 31, 2006 increased from net loss of approximately HK$14.3 million (equivalent to Rmb14.9 million) for the last corresponding period to net loss of approximately HK$ 53.1million (equivalent to Rmb53.4 million) for the current year.

Fiscal year ended December 31, 2005 compared with fiscal year ended December 31, 2004

The Company

     The general and administrative expenses in 2005 amounted Rmb27.5 million, an increase of Rmb14.2 million or 106.2%, compared to Rmb13.3 million in 2004. The increase in our administrative expenses during the current year is mainly due to certain legal and professional costs incurred to date on the transaction acquiring a property situated in Shanghai, the PRC. In addition increased activity at Rosedale resulted insignificant increases in their administrative expenses.

     Operating loss from continuing operations amounted to Rmb27.5 million in fiscal year 2005 as compared with operating loss of Rmb13.3 million in fiscal year 2004. The Rmb27.5 million on operating loss from continuing operations mainly represented administrative expenses incurred for the year ended December 31, 2005.

     Interest income amounted to Rmb13 million in 2005, a decrease of Rmb8.5 million or 39.4646%, compared to Rmb21.5 million in 2004. This decrease is mainly due to significant declining balance of notes receivable during the fiscal year 2005.

     Loss from continuing operations for the year ended December 31, 2005 increased to Rmb26.3 million compared to a profit of Rmb181.9 million for the last year. The loss for the fiscal year 2005 consisted mainly of a loss on change in fair value of the conversion option associated with the convertible note of Wing On totaling Rmb42.9 million and the Company's share of profit of Hangzhou Zhongce and Wing On in an amount of Rmb 35.1 million.

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

Travel Business

     For the year ended December 31, 2005, Wing On recorded a consolidated turnover of approximately HK$1,816 million (equivalent to Rmb1,890 million), an increase of approximately 5.54% as compared to the same period in 2004 of approximately HK$1,722 million (equivalent to Rmb1,832 million). The audited consolidated net loss for the year ended December 31, 2005 decreased from net loss of approximately HK$15.0 million (equivalent to Rmb15.9 million) for the last corresponding period to net loss of approximately HK$14.3 million (equivalent to Rmb14.9 million) for the current year.

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

LIQUIDITY AND CAPITAL RESOURCES

     Over the last few years, cash flows financing the operations of the Company was principally obtained from internally generated funds and bank borrowings. The Company had negative working capital, calculated as current assets less current liabilities, of Rmb212.1 million and a positive working capital Rmb112.3 million as of December 31, 2006 and 2005, respectively.

     In 2006, the net cash used in operating activities was approximately Rmb8.2 million compared with Rmb13.8 million provided by operating activities in 2005. The net cash provided by investing activities and used in financing activities in 2006 was approximately Rmb2.4 million and Rmb1.8 million, respectively; compared with Rmb46.7 million used in investing activities and Rmb33.8 million provided by financing activities in 2005.

     The Company primarily used its cash and cash equivalents, banking facilities and the cash flows from notes receivable to fund its capital expenditures, investment in and advances to affiliates and subscription of note receivables. Other than the subscription of a new convertible note from Wing On and the consideration of the Properties located in Shanghai payable upon the grant and drawdown of loans to be granted by PRC banks or financial institutions and secured by the Properties, described in Item 4 of this Form 20-F, no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Company been entered into during the year. Hanny has agreed to provide adequate funds for the Company to meet in full its financial obligations as they fall due for the foreseeable future. In management's opinion, Hanny has sufficient cash and cash equivalents and loan receivable to support the Company and accordingly, the Company considered its working capital is sufficient for its present requirements.

     For the year ended December 31, 2006, the Company had nil expenditure for the purchase of property, plant and equipment, compared with used of Rmb0.3 million for the year ended December 31, 2005.

     In addition, cash and cash equivalents of the Company from continuing operations decreased from Rmb14.7 million at December 31, 2005 to Rmb7.1 million at December 31, 2006 of which approximately Rmb0.17 million (approximately US$0.02 million) were U.S. dollar deposit.

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

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

     On June 16, 2004, the Company entered into a conditional agreement with an independent third party in relation for the proposed acquisition of the Properties for a total consideration of Rmb450 million. As of December 31, 2005 and 2006, the Company had outstanding capital commitments for acquisition of properties amounting to approximately Rmb402 million and Rmb402 million, respectively. Please see the "Developments in litigations relating to Xiangzhang Garden" of Item 4 in this Annual Report for further development on this contractual obligations.

TREND INFORMATION

     Following its sale of a portion of its interest in Hangzhou Zhongce in 2003, the Company does not have a majority-owned operating subsidiary as of the date of this report. Currently, the Company's financial results is largely dependent on its portion of the earnings and other results of affiliated companies, Hangzhou Zhongce and Wing On.

     Year 2006 has affirmed the Company's consistent positive outlook for the economy in China. The on-going investment strategy in China is expected to be maintained in the future. As China has already attained rich and fruited development in 2006, the Company is strongly confident in the further growth in the economy of China and Hong Kong in time to come. Having positioned itself as a conglomerate investor in China, the Company would, however, maintain its prevalent conservative and cautious investment posture in the coming year and to contribute its effort to explore new investment opportunities.

OFF-BALANCE SHEET ARRANGEMENT

     For the year of 2006, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Additionally, the Company did not undertake any guarantee as of December 31, 2006.

As at December 31, 2006, as a condition precedent to the application of injunction order, the Company had issued a counter guarantee of Rmb402 million to an institution in the PRC which provided a guarantee of the same amount to the PRC Court on behalf of the Company.

               ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     The directors and executive officers and senior management of the Company as of December 31, 2006 are identified below.

DIRECTORS AND SENIOR MANAGEMENT

NAME                   AGE   POSITION                            EMPLOYED SINCE
----                   ---   --------                            --------------
Yap, Allan              53   Chairman, Chief Executive Officer      2001 (1)
                             and Director of the Company
Chan Ling, Eva          42   Deputy Chairman and Director of        2004 (2)
                             the Company
Dorothy Law             38   Director                               2000
Richard Whittall        49   Independent Director and Audit         2000
                             Committee Member of the Company
David Edwin Bussmann    55   Independent Director and Audit         2000 (3)
                             Committee Member of the Company
Lien Kait Long          60   Director                               1999
Chow Chun Man, Jimmy    38   Chief Financial Officer                2003

----------
(1) Dr. Yap, Allan is the Chairman of Hanny Holdings Limited and served as an executive director of CSH until his resignation on June 16, 2006 in connection with the reorganization discussed in Item 4.

(2)  Ms. Chan Ling, Eva is an executive director of CSH.

(3) Mr. David Edwin Bussmann served as independent non-executive director of CSH until his resignation on June 16, 2006 in connection with the reorganization discussion in Item 4.

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

     Dr. Yap, Allan, aged 53, is the chairman, chief executive officer and a director of the Company. He obtained the honorary degree of Doctor of Laws and has over 25 years experience in finance, investment and banking. Dr. Yap is the Chairman of Hanny Holdings Limited ("Hanny") and an executive director of Wing On and Big Media Group Limited, all are public listed companies in Hong Kong. Dr. Yap is also the chairman and chief executive officer of Burcon NutraScience Corporation ("Burcon"), a company whose shares are listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany, and an executive chairman of PSC Corporation Limited and Intraco Limited and Tat Seng Packaging Group Limited, all of which are public listed companies in Singapore. He is also the chairman of MRI

Holdings Limited ("MRI"), a company whose shares are listed on Australian Stock Exchange. Until June 16, 2006, Dr. Yap was also an executive director of CSH. Dr. Yap was appointed as the chairman and chief executive officer of the Company on December 1, 2004.

     Ms. Chan Ling, Eva, aged 42, is a deputy chairman and a director of the Company. She has over 19 years' experience in auditing, accounting and finance in both international accounting firms and listed companies. Ms. Chan is a member of the Institute of Chartered Accountants in Australia, a fellow member of the Association of Chartered Certified Accountants and also a practicing member of the Hong Kong Institute of Certified Public Accountants. She is an executive director of CSH and a director of MRI. She is also an independent non-executive director of Trasy Gold Ex Limited, which is a public listed company in Hong Kong. Ms. Chan was appointed as a deputy chairman of the Company on December 1, 2004.

     Ms. Law, Dorothy, aged 38, is a director of the Company. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and she has also been admitted as a Solicitor of the High Court of Hong Kong. Ms. Law is also a director of Burcon and corporate counsel of Hanny.

     Mr. David Edwin Bussmann, aged 55, is an independent director and an audit committee member of the Company. Mr. Bussmann has more than 20 years experience in Asia, and has familiarity with investment issues related to China, in many industries and sectors. He previously worked in investment banking at Salomon Brothers and Citibank, and in private equity at Prudential Asia. Until June 16, 2006, Mr. Bussmann was also an independent non-executive director of CSH. He speaks and reads Mandarin Chinese.

     Mr. Richard Whittall, aged 49, is an independent director and the chairman of the audit committee of the Company. He is the President of Watershed Capital Partners Inc., an investment banking firm, based in Vancouver, British Columbia, Canada. Mr. Whittall has 21 years experience in investment banking, advising domestic and international companies in the areas of fund raising, mergers, acquisitions, divestitures and strategic business alliances. Mr. Whittall currently serves as a president of Watershed Capital Partners Inc. and director of a number of public and private companies, including Burcon, Fortress Paper Inc., Maximizer Software Inc., Glacier Ventures International Corp., Canadian General Investments Limited and Canadian World Fund Limited.

     Mr. Lien Kait Long, aged 60, is a director of the Company. Mr. Lien holds a bachelor's degree in commerce and is a fellow member of Institute of Certified Public Accountants of Singapore and the CPA Australia. He has more than 30 years' experience in finance, corporate management and business investment. He has held a number of senior management positions as well as executive directorships in various public and private corporations in Singapore, Hong Kong and China. He is also a director of MRI. Mr. Lien currently serves as an independent director on the board of several Singapore and Chinese Companies listed on the Singapore Exchange Securities Trading Limited.

     Mr. Chow Chun Man, Jimmy, aged 38, was appointed as the Chief Financial Officer on September 24, 2003. Mr. Chow holds a Bachelor Degree in Accountancy and is a member for both of the CPA Australia and the Hong Kong Institute of Certified Public Accountants. He has over 13 years' of experiences in auditing, financial reporting and corporate finance. Mr. Chow is also a Vice President of Wing On Travel (Holdings) Ltd.

     There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above. None of the directors or executive officers was elected or appointed pursuant to an arrangement or understanding with any third party.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

     For the year ended December 31, 2006, the aggregate amount of compensation paid by the Company and its subsidiaries to the Company's directors and executive officers, for service in all capacities, was approximately Rmb1 million (US$0.12 million). The grant of bonuses is determined at the discretion of the board of directors. No bonuses were paid in the year 2006 or granted with respect to the year 2006.

     The following table summarizes the compensation are received by our executive and non-executive directors and senior management in the year 2006.

COMPENSATION

NAME                     SALARY (RMB)   TOTAL (RMB)
----                     ------------   -----------
Executive Director
Yap, Allan                  156,082       156,082
Chan Ling, Eva              156,082       156,082
Non-Executive Director
Dorothy Law                 156,082       156,082
Lien Kait Long              156,082       156,082
Richard Whittall            156,082       156,082
David E. Bussmann           156,082       156,082

BOARD PRACTICES

     All directors of the Company are elected to hold office until the next annual general meeting of the shareholders and their successors are elected and qualified. The 2007 annual general meeting of the Company was held on December 31, 2007, all six existing directors were re-elected to the board of directors of the Company.

     No director of the Company entered into any service contract nor entitled to any benefits upon termination of employment with the Company.

     The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. During the year 2006 and through the date hereof, the audit committee of the Company consisted of Mr. Richard Whittall and Mr. David Edwin Bussmann.

EMPLOYEES

     As of December 31, 2004, 2005 and 2006, the Company had no employees. Pursuant to a management and administrative services agreement between the Company and CSH originally entered into in 1993, CSH provides certain management and administrative services to the Company. See Note 12(b) to Consolidated Financial Statements in "Item 18 Financial Statements" for more details.

SHARE OWNERSHIP

     As of December 31, 2006, none of the Company's directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations.

            ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     Based on filings on Schedule 13G under the Exchange Act and public announcement of CSH and Hanny pursuant to Hong Kong Stock Exchange rules, as of December 31, 2006 and up to reporting date, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company:

NAME OF HOLDER                   NUMBER OF SHARES HELD   PERCENTAGE OF CLASS
--------------                   ---------------------   -------------------
Hanny Holdings Limited (1)(2)(3)       5,239,800                55.22%
Peconic Partners LLC(4)                  503,275                 5.58%

(1) Consists of 3,000,000 shares of supervoting common stock, each share having 10 votes on resolutions of shareholders, and 2,239,800 of common stock, each share having 1 vote on resolutions of shareholders, held by GDI. As part of the Group Reorganization, effective on May 19, 2006, CSH transferred to a wholly-owned subsidiary of GDI 2,239,800 shares of the Company's common stock previously held indirectly and 3,000,000 shares of the Company's supervoting common stock previously held directly. As a result of the Group Reorganization, GDI has shared voting and dispositive control over 3,000,000 shares of the Company's supervoting common stock, or 100% of the total number of supervoting common stock outstanding, and 2,239,800 shares of the Company's common stock, or 37.22% of the total common stock outstanding. As of June 16, 2006, Hanny Holdings Limited ("Hanny") indirectly owns 436,032,120 shares of GDI, or 98.92% of the total common stock outstanding of GDI. On September 13, 2006, the board of directors of the Company approved Group Dragon (B.V.I.) Limited, a wholly-owned subsidiary of GDI to convert 3,000,000 shares of supervoting common stock into 3,000,000 shares of common stock of the Company. For a discussion of the Group Reorganization, see "Item 4. Information on the Company - History and Development of the Company.

(2) On March 26, 2008, Hanny disclosed by way of announcement posted on the website of The Stock Exchange of Hong Kong Limited that it would dispose to an independent third party its entire issued share capital in Kamthorn Limited, which held approximately 18.1% equity interest in the issued share capital of the Company. The transaction was completed in May 2008.

(3) On July 30, 2008, Hanny further disclosed in its annual report 2007-08 that 29.16% interest (which included the interest in (2) above) in the issued share capital of the Company was disposed subsequent to its year ended March 31, 2008.

(4) According to Amendment No. 16 to a report on Schedule 13G filed on February 9, 2007 (the "Amended Schedule 13G"), Peconic Partners LLC (formerly known as FLA Advisers LLC), an investment adviser registered with the U.S. Securities and Exchange Commission ("Peconic Partners") had shared voting and dispositive control over 446,375 shares of common stock or 4.95% for the total number of shares outstanding. Peconic shares investment and dispositive power over the shares with various investment advisory clients of Peconic, including Peconic Partners International Fund, Ltd. (formerly FLA International Fund Ltd.), a Bermuda company which reported shared ownership with Peconic Partners of 56,900 shares or 0.63% of the total outstanding. According to Amended Schedule 13G, various client of the reporting persons (Peconic Partners and Peconic Partners International Fund Ltd.) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Company's common stock reflected in the Amended Schedule 13G.

     According to the shareholders list, dated November 15, 2007, provided to the Company by its transfer agent, there are 66 shareholders (representing all issued common stock of 9,017,310 shares) of record of the Company's common stock.

RELATED PARTY TRANSACTIONS

CONVERTIBLE NOTE RECEIVABLE FROM AN AFFILIATE

     On March 23, 2006, Wing On entered into a subscription agreement with the Company and other subscribers in relation to the subscription of the Convertible Notes with an aggregate principal amount of HK$1,000,000,000. The Company agreed to subscribe for the Convertible Notes with principal amount of HK$300,000,000 by cash.

     The initial conversion price of the Convertible Notes is HK$0.79 per share, subject to anti-dilutive adjustments. Unless previously converted or lapsed or redeemed by Wing On, Wing On will redeem the Convertible Notes on the fifth anniversary from the date of issue of the Convertible Notes (the "Maturity Date") at the redemption amount which is 110% of the principal amount of the Convertible Notes outstanding.

     The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Convertible Notes up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000,000) of the principal amount of the Convertible Notes into shares of Wing On at the then prevailing conversion price.

     Subject to certain restrictions which are intended to facilitate compliance of relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000,000 or integral multiples thereof) of 50% of the initial principal amount of its Convertible Notes for shares in the share capital of any company which is an affiliated company of Wing On as defined in the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange or subsidiary of Wing On that is to be listed on a stock exchange through an initial public offering at the price (the "Spin-off Shares"), subject to anti-dilutive adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated company or subsidiary in the future is at the sole discretion of the directors of Wing On.

DUE FROM/TO ULTIMATE PARENT COMPANY AND INTERMEDIATE PARENT COMPANY

     The amounts due from/to ultimate parent company and intermediate parent company are unsecured, non-interest bearing and have no fixed terms of repayment. The aggregate amount of amount due from ultimate parent company was approximately Rmb37,426,000 as at December 31, 2004. As at December 31, 2005 and 2006, the Company has balance due to ultimate parent company amounted to Rmb7,149,000 and Rmb203,000, respectively. As at December 31, 2006, the Company has a balance due to an intermediate parent company amounted to Rmb203,025,000.

ADVANCE TO/AMOUNT DUE TO AN AFFILIATE

     The amount advanced to/from an affiliate was unsecured, interest bearing and repayable upon demand. The aggregate advance to the affiliate was approximately Rmb91,384,000 as at December 31, 2004. As at December 31, 2005, the Company has a balance on advance to an affiliate of Rmb110,972,000 and other than the amount of Rmb93,421,000 due on December 31, 2006, the remainder is repayable upon demand. As at December 31, 2006, the Company has a balance of amount due to an affiliate amounted Rmb2,121,000

MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT

     Pursuant to a management and administrative services agreement between the Company and CSH in 1993 and renewed in 1997, 2000 and 2003 in each case for a term of three years, CSH provides certain management services to the Company for an annual fee of US$30,000 (Rmb248,000). In addition, the Company has agreed to reimburse CSH for administrative services not covered by the management and administrative services agreement rendered on behalf of the Company on a cost plus 5% basis, in the aggregate amount of approximately Rmb6,200,000 Rmb4,798,000 and Rmb2,525,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

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

DIVIDEND POLICY

     On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2004, 2005 and 2006, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will depend on the Company's results of operations and financial condition, and other factors deemed relevant by its board of directors.

     Since the Company is a holding company, its ability to pay dividends depends substantially on its receipt of distributions from its subsidiaries. Applicable Chinese laws and regulations require that, before a Sino-foreign equity joint venture enterprise (such as each PRC Subsidiary) distributes profits to investors, it must: (1) satisfy all tax liabilities; (2) provide for losses in previous years; and (3) make allocations, in proportions determined at the sole discretion of the board of directors, to a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. During 2004, 2005 and 2006, no distribution of dividends was made from any subsidiary to the Company.

SIGNIFICANT CHANGES

     From May through June 2007, Wing On had issued ordinary shares to certain of its employees and holders of Convertible Notes as a result of their exercise of stock options and conversion right of the Convertible Notes, respectively. In June and August 2007, Wing On also completed several placements of its sharers to independent investors. From June through the date of this report, the Company also converted HK$237 million in total of the Convertibles Notes of Wing On into ordinary shares of HK$0.10 each of Wing On at a conversion price of HK$0.79 per share and purchased and disposed of certain of its shares in Wing On. As a result of the above significant transactions, the interest of Wing On held by the Company was diluted from approximately 20.36% to 12.83% up to the date of this report and the Company's interest in Wing On is accordingly accounted for as other investments.

                               ITEM 9. THE OFFER AND LISTING

     Since November 26, 2002, the Company's common stock has traded on the OTC under the stock symbol "CSHEF". The OTC is a regulated quotation service that displays real-time quotes, last sale prices and volume information in OTC equity securities for companies which are registrants with the SEC. Prior thereto, the Company's common stock traded on the NYSE under the symbol "CSH" from 1993 to late 2002. However, the trading was suspended on September 27, 2002 by the NYSE for the failure of the Company to meet the NYSE's continuing listing standards. Effective December 30, 2002, the common stock of the Company was removed from listing on the NYSE.

     The following table set forth, for the periods indicated, the high and low closing sale prices of the common stock as reported by the OTC Securities Market from November 26, 2002 to December 31, 2006 and by the NYSE from January 1, 2002 to September 27, 2002.

                         HIGH    LOW
YEAR ENDED              (US$)   (US$)
----------              -----   -----
December 31, 2006        2.59    0.40
December 31, 2005        2.30    0.31
December 31, 2004        6.90    1.03
December 31, 2003        3.50    0.25
December 31, 2002 (1)    2.00    0.20

(1) The high and low closing sales prices on the NYSE from January 1, 2002 to September 27, 2002 were $2.00 and $0.28; the high and low closing sales prices on the OTCBB from November 26, 2002 to December 31, 2002 were $0.74 and $0.20

     The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2006 and each of the most recent period.

                      HIGH    LOW
QUARTER ENDED        (US$)   (US$)
-------------        -----   -----
June 30, 2008         0.35    0.26
March 31, 2008        0.60    0.26
December 31, 2007     1.10    0.56
September 30, 2007    1.30    0.73
June 30, 2007         2.21    0.55
March 31, 2007        1.75    0.75

December 31, 2006     1.95    0.75
September 30, 2006    2.55    1.60
June 30, 2006         2.55    1.63
March 31, 2006        2.59    0.40
December 31, 2005     1.70    0.31
September 30, 2005    2.30    1.10
June 30, 2005         1.82    1.45
March 31, 2005        2.10    1.65

     The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

                      HIGH    LOW
MONTH ENDED          (US$)   (US$)
-----------          -----   -----
August 31, 2008       0.33    0.33
July 31, 2008         0.35    0.33
June 30, 2008         0.35    0.33
May 31, 2008          0.33    0.29
April 30, 2008        0.30    0.26
March 31, 2008        0.35    0.30

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

     1. Contract for placing and subscription dated February 4, 2005 among the Company, Wing On and the placing agent pursuant to which the placing agent agreed to place and the Company agreed to subscribe for 6,400 million shares of Wing On at the price of HK$0.022 per share.

     2. A conditional subscription agreement dated March 23, 2006 entered into between the Company and Wing On in relation to the subscription by the Company for HK$300 million 2% convertible exchangeable notes due 2011 of Wing On which entitle the holder thereof to convert the outstanding principal into Wing On shares at the initial conversion price of HK$0.79 per share.

     3. Agreement dated December 5, 2007 entered into between the Company and Martin Pacific Limited for the sale and purchase of the entire issued share capital of Manwide Holdings Limited.

     4. Agreement dated March 25, 2008 entered into between the Company and Hanny Magnetics (B.V.I.) Limited for the sale and purchase of the entire issued share capital of Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited.

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

     As an exempted company, the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudan, but as an exempted company the Company may not participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except land required for business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (2) the taking of mortgages on land in Bermuda to secure an amount in excess of US$50,000 without the consent of the Minister of Finance of Bermuda; (3) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another exempted company, partnership or other corporation resident in Bermuda but incorporated abroad; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

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

TAXATION

     The following discussion is a summary of certain tax consequences of an investment in the Company's common stock under Bermuda tax laws and United States Federal income tax laws. The discussion does not deal with all possible tax consequences relating to an investment in the common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under State, local and other laws (e.g., non-Bermuda, non-United States Federal tax laws). This discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

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

     As an exempted company, the Company is required to pay to the Bermuda government an annual registration fee calculated on a sliding-scale basis by reference to its assessable capital, that is, its authorized capital plus any share premium.

UNITED STATES FEDERAL INCOME TAXATION

Taxation of Shareholders

     The following discussion addresses the United States Federal income taxation of a United States Investor (i.e., a United States citizen or resident, corporation or partnership organized under the laws of the United States or any state thereof, an estate subject to United States tax on all of its income regardless of source or a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons) making an investment in the Company's common stock. The summary does not address the United States tax treatment of certain types of investors (e.g., a dealer or trader in securities, a regulated investment company or a grantor trust, individual retirement and other tax deferred accounts, a bank, financial institution or life insurance company a tax-exempt organization a person liable for the alternative minimum tax; a person who receives shares in compensation for services, certain U.S. expatriates, or a person that holds shares as part of a straddle or a hedging or conversion transaction) or of persons other than a U.S. Investor, all of whom may be subject to tax rules that differ significantly from those summarized below. If the U.S. investor holds its common stock through a foreign branch or other foreign business unit, the following discussion may not be accurate in all respects as to such investor. Investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of State, local or foreign tax laws to which they may be subject. In addition, future changes to United States tax laws could have an effect on the United States Federal income tax consequences of the purchase, ownership and disposition of common stock.

     A U.S. Investor receiving a distribution in respect of the common stock will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from earnings and profits of the Company as determined under United States Federal income tax principles. Distributions in excess of the earnings and profits of the Company first will be treated, for United States Federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. Investor's tax basis in the common stock and then as gain from the sale or exchange of a capital asset, provided that the common stock constitutes a capital asset in the hands of the U.S. Investor. Dividends received on the common stock will not be eligible for the corporate dividends-received deduction nor is it likely that dividends received by non-corporate shareholders will be entitled to the reduced U.S. tax rate applicable to "qualified dividends." Any amount treated as a dividend for United States Federal income tax purposes generally will constitute foreign source "passive income" (or, in the case of certain holders, "financial services income"). With respect to taxable years beginning after December 31, 2006, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income". Except for corporations that own 10% or more of the common stock of the Company, no shareholder will be entitled to claim a foreign tax credit against United States Federal income tax for any tax paid by the Company or any entity in which the Company invests, directly or indirectly. For reporting purposes, any dividends that are paid in any currency other than U.S. dollars must be translated into U.S. dollars at the spot rate on the date the dividends are accrued or received by the U.S. Investor, regardless of whether the dividend receipt is in fact converted into U.S. dollars.

     With certain exceptions, gain or loss on the sale or exchange of the common stock will be treated as capital gain or loss (if the common stock is held as a capital asset). Such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the common stock for more than one year at the time of the sale or exchange. Gains or loss realized upon the disposition of common stock will generally be U.S. source gain or loss for purposes of the United States foreign tax credit limitation.

     The "controlled foreign corporation" ("CFC") and "passive foreign investment company" ("PFIC") rules under United States Federal income tax law could apply to the Company and U.S. investors who own Common Stock. Based on the current and anticipated ownership of the Company, the Company does not believe it will constitute a CFC In light of the Company's disposition of most of its operating subsidiaries or its majority interests in such subsidiaries during the prior three years, there is some risk that the Company could qualify as a PFIC for 2006 or subsequent years. The Company does not believe it was a PFIC during 2006; however, since PFIC status is determined annually, there can be no assurance that the Company might not become a PFIC in 2007 or subsequent years.

UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING

     Dividends on and proceeds from the sale, redemption or other disposition of common stock made within the United States, or by a U.S. payor or U.S. middleman, to a holder of common stock generally will be reported to the U.S. Internal Revenue Service unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is currently 28 per cent. Any amounts withheld under the backup withholding tax rules will be refunded or allowed as a credit against the U.S. Holder's U.S. federal income tax liability, provided that required information is furnished to the Internal Revenue Service.

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

       ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to fluctuations in interest rates and currency exchange rates primarily with respect to any borrowings it may make and to our operating results. Under its current policies, the Company does not use interest rate derivative instruments to manage exposure to interest rate changes.

EXCHANGE RATE INFORMATION

     The Consolidated Financial Statements are prepared in Rmb. The financial statements of foreign subsidiaries are translated into Rmb in accordance with Statement of Financial Accounting Standards No. 52.

     The Hong Kong dollar is tied to and allowed to fluctuate within a narrow range against the value of the U.S. dollar. Historically, there has been no material fluctuation in the exchange rate between the Rmb and the U.S. dollar, restrictions was set on the flow of Rmb between the PRC and the United States. Starting from July 21, 2005, the PRC reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of other currencies. The Rmb is no longer pegged to the U. S. dollar.

     Fluctuations in the value of foreign currencies cause U.S. dollar translated amounts to change in comparison with previous periods. However, the fluctuation in exchange rates did not have material effect on the financial position of the Company in the past three years.

FOREIGN CURRENCY RISK

     As our major assets and liabilities comprise a mixture of items that are denominated in Renminbi or Hong Kong dollars, our business and operating result may be materially affected in the event of a severe increase or decrease in the value of the Renminbi against other currencies. If Renminbi appreciated against the Hong Kong dollar, our operating expenses and net income may be affected depending upon the then composition of our assets and liabilities.

     Historically, both the Hong Kong dollar and Renminbi were pegged to the U.S.

dollar. As a result, the exchange rate of the Hong Kong dollar to Renminbi fluctuated within a narrow range. However, on July 21, 2005, the PBOC adjusted the exchange rate of U.S. dollars to Renminbi from 1:8.27 to 1:8.11, resulting in an approximately 2% appreciation in the value of Renminbi against the U.S. dollar. As Hong Kong dollars are pegged to the U.S. dollars, such adjustment has effectively resulted in an approximately 2% appreciation in the value of Renminbi against the Hong Kong dollar. For more details, see "RISK FACTORS - FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS".

     As of December 31, 2006, the Company had no open forward contracts or option contracts. The Company's cash on hand as of December 31, 2006 was Rmb7.1 million of which approximately Rmb0.17 million equivalents (approximately US$0.02 million) were held in U.S. dollar deposit.

INTEREST RATE FLUCTUATIONS

The Company did not have any short-term or long-term debt as of December 31, 2005 and 2006.

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

                        ITEM 15. CONTROLS AND PROCEDURES

     Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures, as defined in Exchange Act Rule 13a-14(c), 13a-15(e) and 15d-15(e), as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective, except that the Company is not able to file its Form 20-F for the year ended December 31, 2006 within the prescribed time period because the US GAAP audited financial statements of an affiliate of the Company that anticipates being included in the filing is not available within the prescribed time period.

     During 2006, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

                 ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu has served as our independent registered public accounting firm for each of the two fiscal years in the period ended December 31, 2006, for the audit of the consolidated financial statements of the Company appearing in this annual report.

     The following table presents the aggregate fees for services rendered by Deloitte Touche Tohmatsu in 2006 and 2005.

                       2006      2005
                     US$'000   US$'000
                     -------   -------
Audit Fees             411       469
Audit-Related Fees      --        --
Tax Fees (1)            --        --
All Other Fees          --        --
                       ---       ---
Total                  411       469
                       ===       ===

(1) Tax Fees include fees billed for tax compliance services, including the preparation and submission of tax returns and the supporting tax computation to the Inland Revenue Department of Hong Kong.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

     The Audit Committee members are responsible for the review of the quality and performance of external auditors. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors.

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

     Pursuant to Article 3-09 of Regulation S-X of the Exchange Act, separate financial statements of significant unconsolidated companies of the Company prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") or reconciled to U.S. GAAP must be filed as part of the Company's Form 20-F. For the years ended December 31, 2004, 2005 and 2006, Wing On and Hangzhou Zhongce were significant affiliates of the Company in accordance with Article 3-09 of Regulation S-X. Wing On prepared its financial statements in accordance with Hong Kong Financial Reporting Standards ("Wing On Statements") and Hangzhou Zhongce prepared its statutory financial statements in accordance with the accounting principles and the relevant financial regulations as established by the Ministry of Finance of the PRC ; however, for the purposes of complying with Article 3-09 of Regulation S-X, Hangzhou Zhongce prepared separate financial statements in accordance with U.S. GAAP ("Hangzhou Zhongce Statements").

     Pursuant to Article 3-09 of Regulation S-X, Hangzhou Zhongce Statements and Wing On Statements for the three years ended December 31, 2006, 2005 and 2004, including reconciliation to U.S. GAAP, are set out as follows.

                        WING ON TRAVEL (HOLDINGS) LIMITED
                (incorporated in Bermuda with limited liability)

               Report of Independent Registered Public Accounting
                   Firm and Consolidated Financial Statements
               For the years ended 31 December 2004, 2005 and 2006

WING ON TRAVEL (HOLDINGS) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED 31 DECEMBER 2004, 2005 AND 2006

CONTENTS                                                                PAGE(S)
--------                                                              ----------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                   F-1
CONSOLIDATED STATEMENTS OF OPERATIONS                                     F-2
CONSOLIDATED BALANCE SHEETS                                            F-3 & F-4
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY                              F-5
CONSOLIDATED CASH FLOW STATEMENTS                                      F-6 & F-7
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                        F-8 - F-75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF WING ON TRAVEL (HOLDINGS) LIMITED
(incorporated in Bermuda with limited liability)

We have audited the accompanying consolidated balance sheets of Wing On Travel (Holdings) Limited and its subsidiaries (the "Company") as at 31 December 2006 and 2005 and the related consolidated statements of operation, changes in equity, and cash flows for the three years ended 31 December 2006, 2005 and 2004, all expressed in Hong Kong dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2006 and 2005 and the results of its operations and its cash flows for the three years ended 31 December 2006, 2005 and 2004 in conformity with Hong Kong Financial Reporting Standards.

Hong Kong Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of loss for the year ended 31 December 2006, profit for the year ended 31 December 2005 and loss for the year ended 31 December 2004 and the determination of equity and financial position at 31 December 2006 and 2005, to the extent summarized in note 52.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong, 24 April 2007 (28 July 2008 as to note 51)

WING ON TRAVEL (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED 31 DECEMBER 2004, 2005 AND 2006

                                                                  NOTES      2006         2005         2004
                                                                  -----   ----------   ----------   ----------
                                                                            HK$'000      HK$'000      HK$'000
Turnover                                                             6     1,992,354    1,815,718    1,722,177
Direct operating costs                                                    (1,636,455)  (1,469,298)  (1,426,652)
                                                                          ----------   ----------   ----------
Gross profit                                                                 355,899      346,420      295,525
Other income                                                         8        37,452       20,415       20,784
Distribution and selling expenses                                            (52,888)     (53,041)     (51,039)
Administrative expenses                                                     (287,401)    (259,810)    (241,063)
Reversal of impairment loss in respect of leasehold land and
   buildings                                                        15           894        4,874        4,511
Gain on disposal of subsidiaries                                                 100           --           --
Share of results of associates                                      17           (19)       8,006         (195)
(Impairment loss recognized) reversal of impairment loss
   recognized in respect of properties under construction           15        (3,800)         900       (1,100)
Impairment loss recognized in respect of goodwill arising from
   acquisition of subsidiaries                                                (5,808)          --           --
Decrease in fair value of investments held for trading                        (7,172)     (14,761)          --
Impairment loss recognized in respect of available-for-sale
   investments                                                      18       (19,902)      (1,167)          --
Finance costs                                                        9       (98,650)     (59,376)     (66,282)
Increase in fair value of investment property                       16            --          619        2,000
Realized gain on derivative financial instruments                                 --        5,650           --
Loss on partial disposal of subsidiaries                                          --       (3,177)          --
Discount on acquisition of subsidiaries                             42            --       34,574           --
Net unrealized holding loss on other investments                                  --           --         (127)
Impairment loss recognized in respect of investments in
   securities                                                                     --           --       (5,659)
Release of negative goodwill arising from acquisition of
   subsidiaries                                                                   --           --        1,863
Gain on disposal of associates                                                    --           --       37,930
                                                                          ----------   ----------   ----------
(Loss) profit before taxation                                       10       (81,295)      30,126       (2,852)
Taxation credit                                                     12         1,891        2,108           23
                                                                          ----------   ----------   ----------
(Loss) profit for the year                                                   (79,404)      32,234       (2,829)
                                                                          ==========   ==========   ==========
Attributable to:
   Shareholders of the parent                                                (71,748)      31,109        8,556
   Minority interests                                                         (7,656)       1,125      (11,385)
                                                                          ----------   ----------   ----------
                                                                             (79,404)      32,234       (2,829)
                                                                          ==========   ==========   ==========
Dividends                                                           13         9,188        8,752           --
                                                                          ==========   ==========   ==========

                                                                              HK$          HK$          HK$
(Loss) earnings per share
   Basic and diluted                                                14         (0.13)        0.07         0.04
                                                                               =====         ====         ====

See notes to consolidated financial statements.

WING ON TRAVEL (HOLDINGS) LIMITED

CONSOLIDATED BALANCE SHEETS
AT 31 DECEMBER 2006

                                                NOTES       2006        2005
                                               -------   ---------   ---------
                                                          HK$'000     HK$'000
Non-current assets
   Property, plant and equipment                 15      1,698,374   1,702,860
   Investment property                           16             --          --
   Interest in associates                        17         74,034     220,422
   Available-for-sale investments                18         72,732      92,625
   Goodwill                                      19         44,213      50,862
   Investment deposits                           21        165,500     201,419
   Club debenture, at cost                                     713         713
                                                         ---------   ---------
                                                         2,055,566   2,268,901
                                                         ---------   ---------
Current assets
   Property held for sale, at cost                              98          98
   Inventories                                   22          7,429       6,113
   Amounts due from related companies            23         59,465      65,177
   Amounts due from associates                   24         28,763     122,449
   Trade and other receivables                   25        413,635     324,505
   Loan receivables                              26        372,480     180,926
   Investments held for trading                  27          7,126       9,086
   Tax recoverable                                              21          37
   Pledged bank deposits                       28 & 44      11,436       6,925
   Trading cash balances                         28            295         284
   Bank balances and cash                        28        555,229      43,103
                                                         ---------   ---------
                                                         1,473,977     758,703
Asset classified as held for sale                29        305,339       4,019
                                                         ---------   ---------
                                                         1,779,316     762,722
                                                         ---------   ---------
Current liabilities
   Trade and other payables                      30        308,984     277,368
   Loans from related companies                  31        106,324     361,500
   Amounts due to associates                     24         13,350      11,016
   Amounts due to related companies              32        193,282      48,289
   Obligations under finance leases - amount
      due within one year                        33             31          62
   Borrowings - amount due within one year       34         59,269      38,325
                                                         ---------   ---------
                                                           681,240     736,560
Liabilities associated with assets
   classified as held for sale                                 170          --
                                                         ---------   ---------
                                                           681,410     736,560
                                                         ---------   ---------
Net current assets                                       1,097,906      26,162
                                                         ---------   ---------
Total assets less current liabilities                    3,153,472   2,295,063
                                                         ---------   ---------

WING ON TRAVEL (HOLDINGS) LIMITED

                                               NOTES      2006        2005
                                               -----   ---------   ---------
                                                        HK$'000     HK$'000
Non-current liabilities
   Obligations under finance leases - amount
      due after one year                         33           --          31
   Borrowings - amount due after one year        34      406,480     271,308
   Convertible notes                             35      810,026          --
   Promissory note                               36           --     365,000
   Deferred taxation                             37      250,179     244,680
                                                       ---------   ---------
                                                       1,466,685     881,019
                                                       ---------   ---------
Net assets                                             1,686,787   1,414,044
                                                       =========   =========
Capital and reserves
   Share capital                                 38       61,059     437,586
   Reserves                                      40    1,194,253     541,390
                                                       ---------   ---------
Equity attributable to shareholders of the
   parent                                              1,255,312     978,976
Minority interests                                       431,475     435,068
                                                       ---------   ---------
Total equity                                           1,686,787   1,414,044
                                                       =========   =========

See notes to consolidated financial statements.

WING ON TRAVEL (HOLDINGS) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2006


                                                        Attributable to shareholders of the parent
                                         ------------------------------------------------------------------------

                                                                               Share    Convertible
                                           Share       Share       Special    options      notes      Translation
                                          capital     premium      reserve    reserve     reserve      reserve
                                         --------   ----------   ----------   -------   -----------   -----------
                                          HK$'000     HK$'000      HK$'000    HK$'000     HK$'000       HK$'000
                                                                 (Note 40b)
At 1 January 2004                         183,167    1,019,606       55,554        --      20,468          (324)
Exchange difference arising on
   translation of financial statements
   of operations outside Hong Kong             --           --           --        --          --          (757)
Profit (loss) for the year                     --           --           --        --          --            --
                                         --------   ----------   ----------    ------     -------        ------
Total recognized income and
   expense for the year                        --           --           --        --          --          (757)
                                         --------   ----------   ----------    ------     -------        ------
                                          183,167    1,019,606       55,554        --      20,468        (1,081)
Recognition of equity component
   of convertible notes                        --           --           --        --      75,863            --
Conversion into shares from
   convertible notes                      102,500      102,500           --        --     (62,213)           --
Issue of shares                            36,600       65,880           --        --          --            --
Share issue expenses                           --       (3,832)          --        --          --            --
Acquisition of subsidiaries                    --           --           --        --          --            --
Realization on liquidation of
   a subsidiary                                --           --           --        --          --          (847)
Transfer due to redemption of
   convertible notes                           --           --           --        --     (20,468)           --
                                         --------   ----------   ----------    ------     -------        ------
At 31 December 2004                       322,267    1,184,154       55,554        --      13,650        (1,928)
Opening balance adjustments
   arising from adoption of new
   accounting policies                         --           --           --        --          --            --
                                         --------   ----------   ----------    ------     -------        ------
At 1 January 2005, as restated            322,267    1,184,154       55,554        --      13,650        (1,928)
                                         --------   ----------   ----------    ------     -------        ------
Exchange difference arising on
   translation of financial statements
   of operations outside Hong Kong
   recognized directly in equity               --           --           --        --          --        11,015
Profit for the year                            --           --           --        --          --            --
                                         --------   ----------   ----------    ------     -------        ------
Total recognized income and
   expense for the year                        --           --           --        --          --        11,015
                                         --------   ----------   ----------    ------     -------        ------
Conversion into shares from
   convertible notes                       27,919       27,081           --        --     (13,650)           --
Issue of shares                            87,400      118,920           --        --          --            --
Share issue expenses                           --       (6,482)          --        --          --            --
Acquisition of subsidiaries                    --           --           --        --          --            --
Partial disposal of subsidiaries               --           --           --        --          --            --
Cancellation of share premium
   (note 40a)                                  --   (1,323,673)   1,323,673        --          --            --
Set off against accumulated
   losses                                      --           --   (1,120,764)       --          --            --
Dividends paid                                 --           --           --        --          --            --
Dividends paid to minority
   shareholders of subsidiaries                --           --           --        --          --            --
                                         --------   ----------   ----------    ------     -------        ------
At 31 December 2005                       437,586           --      258,463        --          --         9,087
Exchange difference arising on
   translation of financial statements
   of operations outside Hong Kong
   recognized directly in equity               --           --           --        --          --        21,122
Loss for the year                              --           --           --        --          --            --
                                         --------   ----------   ----------    ------     -------        ------
Total recognized income and
  expense for the year                         --           --           --        --          --        21,122
                                         --------   ----------   ----------    ------     -------        ------
Reduction in share capital               (393,827)          --      393,827        --          --            --
Issue of shares                            17,500      103,250           --        --          --            --
Share issue expenses                           --         (634)          --        --          --            --
Recognition of equity-settled
   share-based payments                        --           --           --    12,006          --            --
Recognition of equity component
   of convertible notes                        --           --           --        --     205,139            --
Share repurchase                             (200)        (900)          --        --          --            --
Share repurchase expense                       --          (11)          --        --          --            --
Dividends paid                                 --           --           --        --          --            --
Dividends paid to minority
   shareholders of subsidiaries                --           --           --        --          --            --
                                         --------   ----------   ----------    ------     -------        ------
At 31 December 2006                        61,059      101,705      652,290    12,006     205,139        30,209
                                         ========   ==========   ==========    ======     =======        ======

                                                    Attributable to
                                              shareholders of the parent
                                         ------------------------------------
                                                     (Accumulated
                                                        losses)
                                         Statutory     retained                 Minority
                                         reserves       profits       Total     interests     Total
                                         ---------   ------------   ---------   ---------   ---------
                                          HK$'000       HK$'000      HK$'000     HK$'000     HK$'000

At 1 January 2004                           150        (982,235)      296,386     29,778      326,164
Exchange difference arising on
   translation of financial statements
   of operations outside Hong Kong           --              --          (757)        --         (757)
Profit (loss) for the year                   --           8,556         8,556    (11,385)      (2,829)
                                            ---       ---------     ---------    -------    ---------
Total recognized income and
   expense for the year                      --           8,556         7,799    (11,385)      (3,586)
                                            ---       ---------     ---------    -------    ---------
                                            150        (973,679)      304,185     18,393      322,578
Recognition of equity component
   of convertible notes                      --              --        75,863         --       75,863
Conversion into shares from
   convertible notes                         --           9,506       152,293         --      152,293
Issue of shares                              --              --       102,480         --      102,480
Share issue expenses                         --              --        (3,832)        --       (3,832)
Acquisition of subsidiaries                  --              --            --    279,909      279,909
Realization on liquidation of
   a subsidiary                              --              --          (847)        --         (847)
Transfer due to redemption of
   convertible notes                         --          20,468            --         --           --
                                            ---       ---------     ---------    -------    ---------
At 31 December 2004                         150        (943,705)      630,142    298,302      928,444
Opening balance adjustments
   arising from adoption of new
   accounting policies                       --          72,651        72,651         --       72,651
                                            ---       ---------     ---------    -------    ---------
At 1 January 2005, as restated              150        (871,054)      702,793    298,302    1,001,095
                                            ---       ---------     ---------    -------    ---------
Exchange difference arising on
   translation of financial statements
   of operations outside Hong Kong
   recognized directly in equity             --              --        11,015      4,724       15,739
Profit for the year                          --          31,109        31,109      1,125       32,234
                                            ---       ---------     ---------    -------    ---------
Total recognized income and
   expense for the year                      --          31,109        42,124      5,849       47,973
                                            ---       ---------     ---------    -------    ---------
Conversion into shares from
   convertible notes                         --           1,623        42,973         --       42,973
Issue of shares                              --              --       206,320         --      206,320
Share issue expenses                         --              --        (6,482)        --       (6,482)
Acquisition of subsidiaries                  --              --            --    110,945      110,945
Partial disposal of subsidiaries             --              --            --     25,977       25,977
Cancellation of share premium
   (note 40a)                                --              --            --         --           --
Set off against accumulated
   losses                                    --       1,120,764            --         --           --
Dividends paid                               --          (8,752)       (8,752)        --       (8,752)
Dividends paid to minority
   shareholders of subsidiaries              --              --            --     (6,005)      (6,005)
                                            ---       ---------     ---------    -------    ---------
At 31 December 2005                         150         273,690       978,976    435,068    1,414,044
Exchange difference arising on
   translation of financial statements
   of operations outside Hong Kong
   recognized directly in equity             --              --        21,122     10,068       31,190
Loss for the year                            --         (71,748)      (71,748)    (7,656)     (79,404)
                                            ---       ---------     ---------    -------    ---------
Total recognized income and
  expense for the year                       --         (71,748)      (50,626)     2,412      (48,214)
                                            ---       ---------     ---------    -------    ---------
Reduction in share capital                   --              --            --         --           --
Issue of shares                              --              --       120,750         --      120,750
Share issue expenses                         --              --          (634)        --         (634)
Recognition of equity-settled
   share-based payments                      --              --        12,006         --       12,006
Recognition of equity component
   of convertible notes                      --              --       205,139         --      205,139
Share repurchase                             --              --        (1,100)        --       (1,100)
Share repurchase expense                     --              --           (11)        --          (11)
Dividends paid                               --          (9,188)       (9,188)        --       (9,188)
Dividends paid to minority
   shareholders of subsidiaries              --              --            --     (6,005)      (6,005)
                                            ---       ---------     ---------    -------    ---------
At 31 December 2006                         150         192,754     1,255,312    431,475    1,686,787
                                            ===       =========     =========    =======    =========

See notes to consolidated financial statements.

WING ON TRAVEL (HOLDINGS) LIMITED

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006

                                                                             2006      2005      2004
                                                                           -------   -------   --------
                                                                           HK$'000   HK$'000    HK$'000
Cash flows from operating activities
   (Loss) profit before taxation                                           (81,295)   30,126     (2,852)
   Adjustments for:
      Share of results of associates                                            19    (8,006)       195
      Depreciation of property, plant and equipment                         52,912    60,743     57,057
      Interest income                                                      (31,789)   (4,722)    (3,381)
      Interest expenses                                                     56,971    59,358     66,149
      Finance lease charges                                                     16        18        133
      Loss on disposal of property, plant and equipment                      2,944       480        220
      Loss on partial disposal of subsidiaries                                  --     3,177         --
      Gain on disposal of associates                                            --        --    (37,930)
      Loss on disposal of other investments                                     --        --         11
      Allowance for trade debts                                                737       476      1,262
      Increase in fair value of investment property                             --      (619)    (2,000)
      Impairment loss recognized in respect of available-for-sale
         investments                                                        19,902     1,167         --
      Impairment loss recognized in respect of goodwill arising from
         acquisition of subsidiaries                                         5,808        --         --
      Impairment loss recognized in respect of investments in securities        --        --      5,659
      Impairment loss recognized (reversal of impairment loss
         recognized) in respect of properties under construction             3,800      (900)     1,100
      Reversal of impairment loss recognized in respect of leasehold
         land and buildings                                                   (894)   (4,874)    (4,511)
      Discount on acquisition of subsidiaries                                   --   (34,574)        --
      Release of negative goodwill arising from acquisition
         of subsidiaries                                                        --        --     (1,863)
      Effective interest expenses of convertible notes                      41,663        --         --
      Decrease in fair value of investments held for trading                 7,172    14,761         --
      Net unrealized holding loss on other investments                          --        --        127
      Share option expenses                                                 12,006        --         --
                                                                           -------   -------   --------
Operating cash flows before movement in working capital                     89,972   116,611     79,376
                                                                           -------   -------   --------
Movement in working capital
   Increase in investments held for trading                                 (8,917)  (21,069)        --
   (Increase) decrease in inventories                                       (1,316)     (306)       254
   (Increase) decrease in amounts due from related companies                  (694)    1,439     (3,594)
   Decrease in amounts due from associates                                      --     8,980      1,916
   (Increase) decrease in trade and other receivables                       (5,988)  (47,407)   139,499
   Increase (decrease) in trade and other payables                          31,616    40,697   (111,100)
   Increase (decrease) in amounts due to associates                          2,504      (481)      (807)
   (Decrease) increase in amounts due to related companies                 (41,267)   30,113    (77,065)
                                                                           -------   -------   --------
                                                                           (24,062)   11,966    (50,897)
                                                                           -------   -------   --------

WING ON TRAVEL (HOLDINGS) LIMITED

                                                                 NOTES      2006       2005       2004
                                                                 -----   ---------   --------   --------
                                                                          HK$'000     HK$'000    HK$'000
Cash generated from operations                                              65,910    128,577     28,479
Taxation in other jurisdictions (paid) refunded                                (39)       (63)        28
                                                                         ---------   --------   --------
Net cash from operating activities                                          68,871    128,514     28,507
                                                                         ---------   --------   --------
Cash flows from investing activities
   Cash outflow of loans advanced to certain companies and
      individuals                                                         (500,405)  (289,354)   (66,042)
   Advances to other receivables                                           (86,976)        --         --
   Purchase of property, plant and equipment                               (17,684)   (30,040)   (18,669)
   Advances to associates                                                   (4,671)        --         --
   Increase in pledged bank deposits                                        (4,511)      (125)    (6,410)
   Disposal of a subsidiary                                        41         (466)        --         --
   Cash inflow of loans repayment from certain companies
      and individuals                                                      276,867    239,428     29,992
   Interest received                                                        31,789      4,722      3,381
   Repayment from (advances to) related companies                            6,406    (60,090)        --
   Proceeds from disposal of investment properties                           4,019         --         --
   Proceeds from disposal of property, plant and equipment                     999      1,671      9,908
   Proceed on partial disposal of subsidiaries                                  --     22,800         --
   Acquisition of subsidiaries                                     42           --   (151,298)   (47,387)
   Capital contribution to an associate                                         --    (24,038)        --
   Payment for investment deposits                                              --       (474)  (221,695)
   Acquisition of associates and advances                                       --         --    (82,135)
   Purchase of other investments                                                --         --        (58)
   Purchase of investment securities                                            --         --         (1)
   Proceeds from disposals of associates and advances                           --         --    188,988
   Refund of other long term investment                                         --         --     70,500
   Proceeds from disposal of other investments                                  --         --         12
                                                                         ---------   --------   --------
Net cash used in investing activities                                     (294,633)  (286,798)  (139,616)
                                                                         ---------   --------   --------
Cash flows from financing activities
   Proceeds from issue of convertible notes                              1,000,000         --     70,200
   New bank loans and other loans raised                                   190,000     14,424      5,569
   Advance from a related company                                          171,260         --         --
   Proceeds from issue of new shares for cash                              120,750    206,320     98,648
   Repayment of promissory note                                           (365,000)        --         --
   Net cash (outflow) inflow from loans from related companies            (240,176)   (11,376)   141,564
   Interest paid                                                           (68,308)   (57,735)   (53,578)
   Repayment of bank loans and other loans                                 (33,884)   (34,071)   (89,599)
   Convertible notes issue expenses                                        (15,160)        --         --
   Dividends paid                                                           (9,188)    (8,752)        --
   Dividends paid to minority shareholders of subsidiaries                  (6,005)    (6,005)        --
   Repurchase of share                                                      (1,111)        --         --
   Share issue expenses                                                       (634)    (6,482)        --
   Repayment of obligations under finance leases                               (62)      (378)    (1,182)
   Finance lease charges paid                                                  (16)       (18)      (133)
   Redemption of convertible notes                                              --         --    (64,325)
                                                                         ---------   --------   --------
Net cash from financing activities                                         742,466     95,927    107,164
                                                                         ---------   --------   --------
Net increase (decrease) in cash and cash equivalents                       513,704    (62,357)    (3,945)
Cash and cash equivalents at beginning of the year                          43,387    106,382    112,125
Effect of foreign exchange rate changes                                     (1,567)      (638)    (1,798)
                                                                         ---------   --------   --------
Cash and cash equivalents at end of the year                               555,524     43,387    106,382
                                                                         =========   ========   ========
Represented by:
   Bank balances and cash                                                  555,229     43,103    134,317
   Trading cash balances                                                       295        284        246
   Bank overdrafts                                                              --         --    (28,181)
                                                                         ---------   --------   --------
                                                                           555,524     43,387    106,382
                                                                         =========   ========   ========

See notes to consolidated financial statements.

WING ON TRAVEL (HOLDINGS) LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006

1.   GENERAL

     Wing On Travel (Holdings) Limited (together with its subsidiaries referred to as the "Company") is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and that of the principal place of business of the Company is 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

     The consolidated financial statements are presented in Hong Kong dollars which is the functional currency of the Company.

     The Company is engaged in the business of providing package tours, travel and other related services and hotel operation.

     These consolidated financial statements have been prepared for the special purpose of filing with the United States Securities and Exchange Commission for complying with Article 3-09 of Regulation S-X of the Securities Act 1933. This filing requirement is based on the Company being a significant equity method investee of China Enterprises Limited ("CEL").

2.   APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

     In the current year, the Company has applied, for the first time, a number of new standard, amendments and interpretations ("INTs") ("new HKFRSs"), issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are either effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006. The adoption of new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior year adjustment has been required.

     In 2005, the Company had adopted all of the new and revised standards and interpretations issued by the HKICPA that are relevant to its operations and effective for accounting periods beginning on 1 January 2005. The adoption of these new and revised standards and interpretations had resulted in changes to the Company's accounting policies in the following areas that had affected the amounts reported for the prior periods:

     -    goodwill (HKFRS 3); and

     - excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost of acquisition (previously known as negative goodwill) (HKFRS 3).

     The impacts of these changes in accounting policies are as follow:

WING ON TRAVEL (HOLDINGS) LIMITED

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS - continued

     Business combinations

     The Company has applied HKFRS 3 "Business combinations" ("HKFRS 3") which is effective for business combinations for which the agreement date is on or after 1 January 2005. The principal effects of the application of HKFRS 3 to the Company are summarized below:

     Goodwill

     In previous years, goodwill arising on acquisition prior to 1 April 2001 was held in reserves, and goodwill arising on acquisition after 1 April 2001 was capitalized and amortized over its estimated useful life. The Company has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognized in reserves was transferred to investments in securities on reclassification of investments during the year ended 31 December 2003. With respect to goodwill previously capitalized on the consolidated balance sheets, the Company has discontinued amortizing such goodwill from 1 January 2005 onwards and such goodwill will be tested for impairment at least annually. Goodwill arising on acquisition after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortization of goodwill has been charged in the years 2005 and 2006. Comparative figures for 2004 have not been restated.

     Excess of the Company's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

     In accordance with HKFRS 3, any excess of the Company's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognized immediately in profit or loss in the period in which the acquisition takes place. In previous years, negative goodwill arising on acquisition was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Company has derecognized all negative goodwill on 1 January 2005, which was previously presented as a deduction from assets, with a corresponding adjustment to the Company's accumulated (losses) profits. Therefore, an adjustment of HK$72.7 million is made to opening retained earnings and negative goodwill at January 1, 2005.

     The Company has not early applied the following new standards, amendments or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the consolidated financial statements of the Company.

HKAS 1 (Amendment)    Capital Disclosures (1)
HKAS 23 (Revised)     Borrowing Costs (2)
HKFRS 7               Financial Instruments: Disclosures (1)
HKFRS 8               Operating Segments (2)
HK(IFRIC) - INT 7     Applying the Restatement Approach under HKAS29
                      Financial Reporting in Hyperinflationary Economies (3)
HK(IFRIC) - INT 8     Scope of HKFRS 2 (4)
HK(IFRIC) - INT 9     Reassessment of Embedded Derivatives (5)
HK(IFRIC) - INT 10    Interim Financial Reporting and Impairment (6)
HK(IFRIC) - INT 11    HKFRS 2 - Group and Treasury Share Transactions (7)
HK(IFRIC) - INT 12    Service Concession Arrangements (8)
HK(IFRIC) - INT 13    Customer Loyalty Programmes (9)
HK(IFRIC) - INT 14    HKAS 19 - The Limit on a Defined Benefit Asset,
                      Minimum Funding Requirements and their Interaction (8)

WING ON TRAVEL (HOLDINGS) LIMITED

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS - continued

(1)  Effective for annual periods beginning on or after 1 January 2007

(2)  Effective for annual periods beginning on or after 1 January 2009

(3)  Effective for annual periods beginning on or after 1 March 2006

(4)  Effective for annual periods beginning on or after 1 May 2006

(5)  Effective for annual periods beginning on or after 1 June 2006

(6)  Effective for annual periods beginning on or after 1 November 2006

(7)  Effective for annual periods beginning on or after 1 March 2007

(8)  Effective for annual periods beginning on or after 1 January 2008

(9)  Effective for annual periods beginning on or after 1 July 2008

3.   SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

     The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") issued by HKICPA.

     Basis of consolidation

     The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

     The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

     All inter-company transactions and balances within the Company are eliminated on consolidation.

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

WING ON TRAVEL (HOLDINGS) LIMITED

     Goodwill

     Goodwill arising on acquisition prior to 1 January 2005

     Goodwill arising on an acquisition of a subsidiary for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Company's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary at the date of acquisition.

     For previously capitalized goodwill arising on acquisition after 1 January 2001, the Company has discontinued amortization from 1 January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

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

     Impairment testing on capitalized goodwill

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

WING ON TRAVEL (HOLDINGS) LIMITED

     Investments in associates

     An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

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

     Any excess of the cost of acquisition over the Company's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

     Where a group entity transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company's interest in the relevant associate.

     Revenue recognition

     Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes.

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

WING ON TRAVEL (HOLDINGS) LIMITED

     Property, plant and equipment

     Property, plant and equipment other than properties under construction are stated at cost or fair value less subsequent accumulated depreciation and amortization and accumulated impairment losses.

     Depreciation and amortization is provided to write off the cost or fair value of items of property, plant and equipment other than properties under construction over their estimated useful lives using the straight line method.

     Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets or where shorter, the term of the relevant lease.

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

     Financial instruments

     Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

WING ON TRAVEL (HOLDINGS) LIMITED

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

     Financial assets at fair value through profit or loss

     The Company's financial assets at fair value through profit or loss represent financial assets held for trading. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

     Loans and receivables

     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including amounts due from related companies, amounts due from associates, trade and other receivables, loan receivables, pledged bank deposits and bank balances) are carried at amortized cost using the effective interest method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

     Available-for-sale financial assets

     Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loan and receivables or held-to-maturity investment.

     Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

WING ON TRAVEL (HOLDINGS) LIMITED

     Financial instruments - continued

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

     Convertible notes

     Convertible notes issued by the Company that contain both the liability and conversion option components are classified separately into respective items on initial recognition. Conversion option will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is classified as an equity instrument.

     On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible notes and the fair value assigned to the liability component, representing the conversion option for the holder to convert the notes into equity, is included in equity (convertible notes equity reserve).

     In subsequent periods, the liability component of the convertible notes is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible notes reserve until the embedded option is exercised (in which case the balance stated in convertible notes equity reserve will be transferred to share premium). Where the option remains unexercised at the expiry date, the balance stated in convertible notes equity reserve will be released to the retained profits. No gain or loss is recognized in profit or loss upon conversion or expiration of the option.

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

WING ON TRAVEL (HOLDINGS) LIMITED

     Financial instruments - continued

     DERECOGNITION

     Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

     Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

     Non-current assets held for sale

     Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

     Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets'(disposal groups') previous carrying amount and fair value less costs to sell.

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

WING ON TRAVEL (HOLDINGS) LIMITED

     Taxation

     Income tax expense represents the sum of the tax currently payable and deferred tax.

     The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

WING ON TRAVEL (HOLDINGS) LIMITED

     Foreign currencies - continued

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

     Retirement benefit costs

     Payments to the Company's defined contribution retirement benefit plans, state-managed retirement benefit schemes and/or the Mandatory Provident Fund Scheme are charged as expenses when employees have rendered service entitling them to the contributions.

     Equity settled share-based payment transactions

     Share options granted to directors and employees of the Company

     The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight line basis over the vesting period with a corresponding increase in equity (share options reserve).

     At the time when the share options are exercised, the amount previously recognized in share options reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share options reserve will continue to be held in share options reserve.

     Other eligible participants represent individuals who render services to the entity and the services rendered are similar to those rendered by employees.

4.   KEY SOURCES OF ESTIMATION UNCERTAINTY

     In the process of applying the Company's accounting policies which are described in note 3, management has made the following estimation that has a significant effect on the amounts recognized in the consolidated financial statements. The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are also discussed below.

     Estimated impairment of goodwill

     Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. As at 31 December 2006, the carrying amount of goodwill is HK$44,213,000 (net of accumulated impairment loss of HK$5,808,000). Details of the recoverable amount calculation are disclosed in note 20.

WING ON TRAVEL (HOLDINGS) LIMITED

     Estimated impairment of trade and other receivables and loan receivables

     In determining whether there is an objective evidence of impairment loss, the Company takes into consideration the estimation of its future cash flows. The amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise.

5.   FINANCIAL INSTRUMENTS

     a.   Financial risk management objectives and policies

          The Company's major financial instruments include trade and other receivables, loan receivables, amounts due from associates, amounts due from related companies, trade and other payables, loans from related companies, obligations under finance leases, borrowings, convertible notes and promissory note. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

WING ON TRAVEL (HOLDINGS) LIMITED

     a.   Financial risk management objectives and policies - continued

          Fair value interest rate risk

          The Company's fair value interest rate risks relate primarily to fixed rate convertible notes. The Company currently does not have an interest rate hedging policy. However, the management monitors interest rate change exposure and will consider hedging significant interest rate change exposure should the need arise.

          Cash flow interest rate risk

          The Company's cash flow interest rate risk relates primarily to variable rate bank borrowings, that exposed the Company to cash flow interest rate risk. It is the Company's policy to arrange borrowings at floating rate to minimize fair value risk.

          The Company's bank balances are carried at prevailing market rate, that exposed the Company to cash flow interest rate risk. However, such exposure is minimal to the Company as the bank balances are all short-term in nature.

          Credit risk

          The Company's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 December 2006 in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the credit risk, the management of the Company has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Company reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Company's credit risk is significantly reduced.

          The Company has no significant concentration of credit risk on amounts due from associates and loans receivables, with exposure spread over a number of counterparties.

          The credit risk for bank deposits and bank balances exposed is considered minimal as such amounts are placed with banks with good credit ratings.

          Price risk

          The Company is exposed to equity security price risk through its available-for-sale investments and held-for-trading investments. The management manages this exposure by maintaining a portfolio of investments with different risks. The Company currently does not have a hedging policy and will consider hedging significant equity security price change should the need arise.

WING ON TRAVEL (HOLDINGS) LIMITED

     b.   Fair value

          The fair value of financial assets and financial liabilities are determined as follows:

          - the fair value of financial assets with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices;

          - the fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions; and

     The Company's available-for-sale investments and held-for-trading investments are measured at fair value. The directors consider that the carrying amounts of other financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values.

6.   TURNOVER

     Turnover represents the amounts received and receivable from outside customers, less trade discounts and returns during the year. An analysis of the Company's turnover is as follows:

                                 2006       2005         2004
                              ---------   ---------   ---------
                               HK$'000     HK$'000     HK$'000
Travel and related services   1,740,656   1,591,962   1,532,143
Hotel and leisure services      251,698     223,756     190,034
                              ---------   ---------   ---------
                              1,992,354   1,815,718   1,722,177
                              =========   =========   =========

WING ON TRAVEL (HOLDINGS) LIMITED

7.   BUSINESS AND GEOGRAPHICAL SEGMENTS

     Business segments

     During the three years ended 31 December 2006, for management purposes, the Company was organized into two operating divisions - travel and related services, and hotel and leisure services. These divisions are the basis on which the Company reports its primary segment information.

     Segment information about these businesses is presented as follows:

                                           Travel and   Hotel and
                                             related     leisure
                                            services     services   Elimination   Consolidated
                                           ----------   ---------   -----------   ------------
                                             HK$'000     HK$'000      HK$'000        HK$'000
For the year ended 31 December 2006
TURNOVER
External sales                              1,740,656    251,698          --        1,992,354
Inter-segment sales                                --        168        (168)              --
                                            ---------    -------        ----       ----------
Total                                       1,740,656    251,866        (168)       1,992,354
                                            =========    =======        ====       ==========
Inter-segment sales are charged at
   prevailing market price.

RESULTS
Segment results                                16,956     40,923          --           57,879
                                            =========    =======        ====
Interest income                                                                        31,789
Impairment loss recognized in respect
   of available-for-sale investments                                                  (19,902)
Decrease in fair value of investments
   held for trading                                                                    (7,172)
Unallocated corporate and other expenses                                              (45,220)
Finance costs                                                                         (98,650)
Share of results of associates                 (4,771)     1,752          --              (19)
                                                                                   ----------
Loss before taxation                                                                   (81,295)
Taxation credit                                                                          1,891
                                                                                   ----------
Loss for the year                                                                     (79,404)
                                                                                   ==========

WING ON TRAVEL (HOLDINGS) LIMITED

     Business segments - continued

                                                 Travel and   Hotel and
                                                   related     leisure
                                                  services     services   Consolidated
                                                 ----------   ---------   ------------
                                                   HK$'000     HK$'000      HK$'000
At 31 December 2006
ASSETS
Segment assets                                      587,780   1,981,913     2,569,693
Interest in associates                               74,034          --        74,034
Unallocated corporate assets                                                1,191,155
                                                                            ---------
Consolidated total assets                                                   3,834,882
                                                                            =========
LIABILITIES
Segment liabilities                                 252,814      58,947       311,761
Unallocated corporate liabilities                                           1,836,334
                                                                            ---------
Consolidated total liabilities                                              2,148,095
                                                                            =========
OTHER INFORMATION
Allowance for irrecoverable trade debts                 737          --           737
Capital additions                                     6,651      11,033        17,684
Depreciation of property, plant and
   equipment                                          6,843      46,069        52,912
Impairment loss recognized in respect of
   goodwill arising from acquisition of
   subsidiaries                                       5,808          --         5,808
(Gain) loss on disposal of property, plant and
   equipment                                            (18)      2,962         2,944
Impairment loss in respect of properties
   under construction                                    --       3,800         3,800
                                                 ==========   =========     =========

WING ON TRAVEL (HOLDINGS) LIMITED

     Business segments - continued

                                           Travel and   Hotel and
                                             related     leisure
                                            services     services   Elimination   Consolidated
                                           ----------   ---------   -----------   ------------
                                             HK$'000     HK$'000      HK$'000        HK$'000
For the year ended 31 December 2005
TURNOVER
External sales                              1,591,962     223,756          --       1,815,718
Inter-segment sales                                --       1,264      (1,264)             --
                                            ---------     -------      ------       ---------
Total                                       1,591,962     225,020      (1,264)      1,815,718
                                            =========     =======      ======       =========
Inter-segment sales are charged at
   prevailing market price.
RESULTS
Segment results                                56,427      28,249          --          84,676
                                            =========     =======      ======
Interest income                                                                         4,722
Discount on acquisition of subsidiaries            --      34,574          --          34,574
Gain on fair value change on derivative
   financial instruments                                                                5,650
Increase in fair value of investment
   property                                                                               619
Impairment loss recognized in respect
   of available-for-sale investments                                                   (1,167)
Decrease in fair value of investments
   held for trading                                                                   (14,761)
Unallocated corporate expenses                                                        (29,640)
Finance costs                                                                         (59,376)
Share of results of associates                   (396)      8,402          --           8,006
Loss on partial disposal of subsidiaries           --      (3,177)         --          (3,177)
                                                                                    ---------
Profit before taxation                                                                 30,126
Taxation credit                                                                         2,108
                                                                                    ---------
Profit for the year                                                                    32,234
                                                                                    =========

WING ON TRAVEL (HOLDINGS) LIMITED

     Business segments - continued

                                                Travel and   Hotel and
                                                  related     leisure
                                                 services     services   Consolidated
                                                ----------   ---------   ------------
                                                  HK$'000     HK$'000       HK$'000
At 31 December 2005
ASSETS
Segment assets                                    444,016    1,792,339     2,236,355
Interest in associates                             20,823      199,599       220,422
Unallocated corporate assets                                                 574,846
                                                                           ---------
Consolidated total assets                                                  3,031,623
                                                                           =========
LIABILITIES
Segment liabilities                               279,116       57,546       336,662
Unallocated corporate liabilities                                          1,280,917
                                                                           ---------
Consolidated total liabilities                                             1,617,579
                                                                           =========
OTHER INFORMATION
Capital additions                                  24,672        6,761        31,433
Goodwill arising from acquisition of
   subsidiaries                                       647           --           647
Depreciation of property, plant and
   equipment                                        6,088       54,655        60,743
Loss on disposal of property, plant and
   equipment                                          175          305           480
Allowance for irrecoverable trade debts               476           --           476
                                                  =======    =========     =========

WING ON TRAVEL (HOLDINGS) LIMITED

     Business segments - continued

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
                                                                                        =========

WING ON TRAVEL (HOLDINGS) LIMITED

     Business segments - continued

                                                Travel and   Hotel and
                                                  related     leisure
                                                 services    services    Consolidated
                                                ----------   ---------   ------------
                                                  HK$'000     HK$'000       HK$'000
At 31 December 2004
ASSETS
Segment assets                                   728,181     1,667,209    2,395,390
Interest in associates                             1,989            --        1,989
Unallocated corporate assets                                                174,943
                                                                          ---------
Consolidated total assets                                                 2,572,322
                                                                          =========
LIABILITIES
Segment liabilities                              198,949        62,723      261,672
Unallocated corporate liabilities                                         1,382,206
                                                                          ---------
Consolidated total liabilities                                            1,643,878
                                                                          =========
OTHER INFORMATION
Capital additions                                  5,221     1,696,828    1,702,049
Goodwill arising from acquisition of
   subsidiaries                                   50,215            --       50,215
Depreciation of property, plant and equipment      4,204        52,853       57,057
Impairment losses recognized                       6,759            --        6,759
Reversal of impairment loss in respect of
   leasehold land and buildings                   (4,511)           --       (4,511)
Loss (profit) on disposal of property, plant
   and equipment                                     365          (145)         220
Allowance for irrecoverable trade debts            1,262            --        1,262
                                                 =======     =========    =========

WING ON TRAVEL (HOLDINGS) LIMITED

     Geographical segments

     Over 90% of the Company's revenue were derived from Hong Kong. The following table provides an analysis of the Company's revenue by geographical market, irrespective of the origin of the services:

                                   2006         2005        2004
                                 ---------   ---------   ---------
                                  HK$'000     HK$'000     HK$'000
The People's Republic of China
   (excluding Hong Kong) (the
   "PRC")                          163,606     138,583     129,591
Hong Kong                        1,795,216   1,650,598   1,575,650
Others                              33,532      26,537      16,936
                                 ---------   ---------   ---------
                                 1,992,354   1,815,718   1,722,177
                                 =========   =========   =========

     The analysis of carrying amount of segment assets and additions to property, plant and equipment by the geographical area in which the assets are located is as follows:

                                                            Additions to
                                    Carrying amount       property, plant
                                   of segment assets       and equipment
                                 ---------------------   -----------------
                                    2006        2005       2006      2005
                                 ---------   ---------   -------   -------
                                  HK$'000     HK$'000    HK$'000   HK$'000
The PRC (excluding Hong Kong)    1,009,589   1,338,420     8,656     2,262
Hong Kong                        1,181,256     731,624     8,997    28,855
South-east Asia                    354,160     141,224        10       925
Japan and Korea                     22,551      23,771        --        --
Others                               2,137       1,316        21        38
                                 ---------   ---------    ------    ------
                                 2,569,693   2,236,355    17,684    32,080
                                 =========   =========    ======    ======

8.   OTHER INCOME

                                                 2006      2005      2004
                                               -------   -------   -------
                                               HK$'000   HK$'000   HK$'000
An analysis of the Company's other income is
   as follows:
Exchange gain                                       92        81       135
Interest income                                 31,789     4,722     3,381
Sundry income                                    5,571     3,394    17,268
Income on sales of computer systems for
   online travel reservation and
   communication software                           --    12,218        --
                                                ------    ------    ------
                                                37,452    20,415    20,784
                                                ======    ======    ======

WING ON TRAVEL (HOLDINGS) LIMITED

9.   FINANCE COSTS

                                                 2006      2005      2004
                                               -------   -------   -------
                                               HK$'000   HK$'000   HK$'000
Interest on obligations under finance leases        16        18       133
Interest on borrowings wholly repayable
   within five years                            40,949    41,386    39,997
Effective interest on convertible notes         41,663     1,982    16,331
Interest on promissory note                     16,022    15,990     9,821
                                                ------    ------    ------
Total finance costs                             98,650    59,376    66,282
                                                ======    ======    ======

10.  (LOSS) PROFIT BEFORE TAXATION

                                                        2006      2005      2004
                                                      -------   -------   -------
                                                      HK$'000   HK$'000   HK$'000
(Loss) profit before taxation has been arrived at
   after charging:
Allowance for irrecoverable trade debts                   737        476     1,262
Auditors' remuneration                                  4,175      4,644     2,878
Cost of inventories recognized as expenses             26,794     21,768    20,490
Depreciation on:
   Owned assets                                        52,875     60,533    56,408
   Assets held under finance leases                        37        210       649
Loss on disposal of other investments                      --         --        11
Loss on disposal of property, plant and equipment       2,944        480       220
Minimum lease payments paid in respect of rented
   premises                                            23,711     14,190    12,913
Share of tax of associates (included in share of
   results of associates)                                  (1)        61        --
Staff costs *                                         149,964    135,399   128,023
and after crediting:
Rental income from investment property and premises
   within the hotel properties less outgoings
   of HK$538,000
   (2005: HK$495,000 and 2004: HK$79,000)              14,180     15,218    12,993
Rental income from motor vehicles                          --        388        74
                                                      =======    =======   =======

* The amount includes retirement benefit scheme contributions (net of forfeiture) of HK$7,334,000 (2005: HK$6,908,000 and 2004: HK$5,910,000).

WING ON TRAVEL (HOLDINGS) LIMITED

11.  DIRECTORS' REMUNERATION AND HIGHEST PAID EMPLOYEES

     Details of emoluments paid by the Company to each of the directors are as follows:

     For the year ended 31 December 2006

                                                                  Retirement
                                          Salaries    Share-       benefit
                                         and other     based        scheme         Total
                                 Fees     benefits   payments   contributions   emoluments
                               -------   ---------   --------   -------------   ----------
                               HK$'000    HK$'000     HK$'000      HK$'000        HK$'000
Executive directors:
Mr. Yu Kam Kee, Lawrence
   B.B.S., M.B.E., J.P            --         --          818          --             818
Mr. Cheung Hon Kit                --         --          818          --             818
Dr. Yap, Allan                    --         --          818          --             818
Mr. Chan Pak Cheung, Natalis      --         --          307          --             307
Mr. Lui Siu Tsuen, Richard        --         --          941                         941
Ms. Luk Yee Lin, Ellen            --        251           --           4             255
Non-executive director:
Mr. Chan Yeuk Wai                 --        600           --           4             604
Independent non-executive
   directors:
Mr. Kwok Ka Lap, Alva             --         31          102          --             133
Mr. Sin Chi Fai                   51         --          102          --             153
Mr. Wong King Lam, Joseph         50         --           --          --              50
                                 ---        ---        -----         ---           -----
                                 101        882        3,906           8           4,897
                                 ===        ===        =====         ===           =====

WING ON TRAVEL (HOLDINGS) LIMITED

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
                                 ===       =====          ===           =====

WING ON TRAVEL (HOLDINGS) LIMITED

     For the year ended 31 December 2004

                                                       Retirement
                                          Salaries      benefit
                                         and other       scheme         Total
                                 Fees     benefits   contributions   emoluments
                               -------   ---------   -------------   ----------
                               HK$'000    HK$'000       HK$'000        HK$'000
Executive directors:
Mr. Yu Kam Kee, Lawrence
   B.B.S., M.B.E., J.P            --          --           --              --
Mr. Cheung Hon Kit                --       2,890           12           2,902
Dr. Yap, Allan                    --          --           --              --
Mr. Chan Pak Cheung, Natalis      --          --           --              --
Mr. Lui Siu Tsuen, Richard        --          --           --              --
Ms. Luk Yee Lin, Ellen            --         664           12             676
Dr. Chan Kwok Keung,
   Charles *                      --          --           --              --
Non-executive directors:
Mr. Chan Yeuk Wai                 --       2,923           45           2,968
Mr. Fok Kin-ning, Canning *       --          --           --              --
Ms. Shih, Edith *                 --          --           --              --
Independent non-executive
   directors:
Mr. Kwok Ka Lap, Alva             30          --           --              30
Mr. Sin Chi Fai                   --          --           --              --
Mr. Wong King Lam, Joseph         --          --           --              --
                                 ---       -----          ---           -----
                                  30       6,477           69           6,576
                                 ===       =====          ===           =====

*    The directors resigned in 2004.

No directors waived any emoluments in the years ended 31 December 2006, 2005 and 2004.

Note: The directors' salaries and other benefits include the operating lease rentals amounting to nil (2005: HK$500,000 and 2004: HK$1,200,000) in respect of rental premises provided to directors. The amounts were also included in the minimum lease payments paid in respect of rental premises under note 10 above.

WING ON TRAVEL (HOLDINGS) LIMITED

     Of the five highest paid employees in the Company, none (2005: two, 2004:
     two) were directors of the Company whose emoluments are set out above. Details of emoluments paid by the Company to the five highest paid individuals are as follows:

                                            2006      2005      2004
                                          -------   -------   -------
                                          HK$'000   HK$'000   HK$'000
Salaries and other benefits                6,672     7,127     10,003
Retirement benefit scheme contributions      158       141        179
Share-base payment                         1,381        --         --
                                           -----     -----     ------
                                           8,211     7,268     10,182
                                           =====     =====     ======

                                            2006      2005      2004
                                          -------   -------   -------
Emoluments of the five highest paid
   individuals were within the
   following bands:
Nil - HK$1,000,000                           --        --        --
HK$1,000,001 - HK$1,500,000                   3         3         2
HK$1,500,001 - HK$2,000,000                   1         2         1
HK$2,000,001 - HK$2,500,000                  --        --        --
HK$2,500,001 - HK$3,000,000                   1        --         2
                                            ===       ===       ===
Number of directors                          --         2         2
Number of employees                           5         3         3
                                            ---       ---       ---
                                              5         5         5
                                            ===       ===       ===

12.  TAXATION CREDIT

                                            2006      2005      2004
                                          -------   -------   -------
                                          HK$'000   HK$'000   HK$'000
(Under)overprovision for taxation in
   other jurisdictions in prior years        (55)      (63)      23
Deferred tax (note 37)                     1,946     2,171       --
                                           -----     -----      ---
Taxation credit                            1,891     2,108       23
                                           =====     =====      ===

     No provision for Hong Kong Profits Tax has been made as the Company or its subsidiaries either have no assessable profit in the year or the estimated assessable profits were wholly absorbed by tax losses brought forward.

     Taxation for other jurisdictions represents (under)overprovision for taxation in prior years. No provision for overseas taxation has been made as the Company has no taxable profit during the three years ended 31 December 2006, 2005 and 2004 in other jurisdictions.

WING ON TRAVEL (HOLDINGS) LIMITED

     Taxation credit for the year can be reconciled to the (loss) profit before taxation per the consolidated income statement as follows:

                                                   2006      2005      2004
                                                 -------   -------   ------
                                                 HK$'000   HK$'000   HK$'000
(Loss) profit before taxation                    (81,295)   30,126   (2,852)
                                                 =======   =======   ======
Tax at the domestic income tax rate of
   17.5% (2005: 17.5% and 2004: 17.5%)            14,227   (5,272)     499
Tax effect of share of results of associates          (3)    1,401      (34)
Tax effect of expenses that are not deductible
   in determining taxable profit                 (29,891)  (13,706)  (8,358)
Tax effect of income that is not taxable in
   determining taxable profit                     14,155    12,688   13,999
Tax effect of tax losses not recognized          (14,859)   (7,965)  (6,645)
Tax effect of tax losses utilized but not
   previously recognized                          10,489    13,548    3,604
Effect of different tax rates of subsidiaries
   operating in other jurisdictions                7,828     1,477   (3,065)
(Under)overprovision in prior years                  (55)      (63)      23
                                                 -------   -------   ------
Taxation credit for the year                       1,891     2,108       23
                                                 =======   =======   ======

13.  DIVIDENDS

                                           2006      2005      2004
                                         -------   -------   -------
                                         HK$'000   HK$'000   HK$'000
Dividend recognized as distribution
   during the year:
Interim - nil cents per share
   (2005: HK2 cents and 2004: nil)
   per share                                 --    8,752        --
Final - dividend for 2005 of
   HK1.5 cents per share
   (2005 and 2004: nil)                   9,188       --        --
                                          =====    =====       ===

     The final dividend of HK1.5 cents per share amounting to HK$9,159,000 has been proposed by the directors and approved by the shareholders in general meeting on 27 May 2007. The Company proposes that a scrip dividend option will be offered to all shareholders.

WING ON TRAVEL (HOLDINGS) LIMITED

14.  (LOSS) EARNINGS PER SHARE

     The calculation of the basic (loss) earnings per share is based on the following data:

                                            2006       2005      2004
                                           -------   -------   -------
                                           HK$'000   HK$'000   HK$'000
(Loss) earnings for the purpose of basic
   (loss) earnings per share
   attributable to shareholders of the
   parent                                  (71,748)   31,109     8,556
                                           =======   =======   =======

                                                       Number of shares
                                           ---------------------------------------
                                               2006          2005          2004
                                           -----------   -----------   -----------
Weighted average number of ordinary
   shares for the purpose of basic
   (loss) earnings per share               556,934,054   418,541,133   201,251,437
                                           ===========   ===========   ===========

Note: The calculation of diluted (loss) earnings per share for the year ended 31
     December 2006, 2005 and 2004 has not assumed the conversion of the Company's convertible notes and the exercise of share options, which would decrease the loss per share and increase the earnings per share, respectively.

WING ON TRAVEL (HOLDINGS) LIMITED

15.  PROPERTY, PLANT AND EQUIPMENT

                                                                                                       Office
                             Leasehold               Properties   Furniture                          equipment
                              land and     Hotel        under        and       Leasehold     Motor      and
                             buildings  properties  construction   fixtures  improvements  vehicles  machinery  Vessels    Total
                             ---------  ----------  ------------  ---------  ------------  --------  ---------  -------  ---------
                              HK$'000     HK'000       HK$'000     HK$'000      HK$'000     HK$'000   HK$'000   HK$'000   HK$'000
                                         Note (a)
COST
At 1 January 2005             38,025     1,604,752     46,728      55,000       31,480       2,979    23,306     6,467   1,808,737
Currency realignment              --        20,363         --         910          518          82     1,378        --      23,251
Acquisition of subsidiaries       --            --         --          --          393          --     1,000        --       1,393
Additions                         --            --         --       4,674        5,470       5,921     2,593    11,382      30,040
Disposals                         --            --         --      (3,040)         (30)     (1,925)   (1,134)     (153)     (6,282)
                              ------     ---------    -------      ------       ------      ------    ------    ------   ---------
At 31 December 2005           38,025     1,625,115     46,728      57,544       37,831       7,057    27,143    17,696   1,857,139
Currency realignment              --        42,471         --       1,880        1,253         211     3,001        --      48,816
Disposal of subsidiaries          --            --         --          --          (37)         --       (44)       --         (81)
Additions                         --            --         --       3,993        9,753       1,846     2,006        86      17,684
Disposals                         --            --         --      (7,110)      (3,055)     (1,280)   (1,743)       --     (13,188)
Reclassified to assets
   classified as held for
   sale                       (4,800)           --         --         (36)          --          --        --        --      (4,836)
                              ------     ---------    -------      ------       ------      ------    ------    ------   ---------
At 31 December 2006           33,225     1,667,586     46,728      56,271       45,745       7,834    30,363    17,782   1,905,534
                              ------     ---------    -------      ------       ------      ------    ------    ------   ---------
DEPRECIATION, AMORTIZATION
   AND IMPAIRMENT
At 1 January 2005             21,566        30,119      9,228      13,509        4,631         682    14,664     5,656     100,055
Currency realignment              --         1,502         --         711           86          60     1,027        --       3,386
Provided for the year            364        30,119         --      15,718        7,565       1,200     5,343       434      60,743
Reversal of impairment loss
   for the year (note (c))    (4,874)           --       (900)         --           --          --        --        --      (5,774)
Eliminated on disposals           --            --         --      (2,734)         (19)       (230)   (1,053)      (95)     (4,131)
                              ------     ---------    -------      ------       ------      ------    ------    ------   ---------
At 31 December 2005           17,056        61,740      8,328      27,204       12,263       1,712    19,981     5,995     154,279
Currency realignment              --         4,223         --       1,504          408         140     2,347        --       8,622
Provided for the year            478        31,690         --       4,852        8,817       1,462     4,947       666      52,912
(Reversal of) impairment
   loss for the year
   (note (c))                   (894)           --      3,800          --           --          --        --        --       2,906
Eliminated on disposals           --            --         --      (4,278)      (2,887)       (404)   (1,676)       --      (9,245)
Eliminated on disposal of
   subsidiaries                   --            --         --          --           (6)         --        (6)       --         (12)
Reclassified to assets
   classified as held for
   sale                       (2,300)           --         --          (2)          --          --        --        --      (2,302)
                              ------     ---------    -------      ------       ------      ------    ------    ------   ---------
At 31 December 2006           14,340        97,653     12,128      29,280       18,595       2,910    25,593     6,661     207,160
                              ------     ---------    -------      ------       ------      ------    ------    ------   ---------
CARRYING VALUES
At 31 December 2006           18,885     1,569,933     34,600      26,991       27,150       4,924     4,770    11,121   1,698,374
                              ======     =========    =======      ======       ======      ======    ======    ======   =========
At 31 December 2005           20,969     1,563,375     38,400      30,340       25,568       5,345     7,162    11,701   1,702,860
                              ======     =========    =======      ======       ======      ======    ======    ======   =========

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

WING ON TRAVEL (HOLDINGS) LIMITED

     An analysis of the properties of the Company held at the balance sheet date is as follows:

                                       Leasehold                Hotel              Properties
                                  land and buildings         properties        under construction
                                  ------------------   ---------------------   ------------------
                                     2006      2005       2006        2005       2006       2005
                                   -------   -------   ---------   ---------   --------   -------
                                   HK$'000   HK$'000    HK$'000     HK$'000     HK$'000   HK$'000
Long leases in Hong Kong            13,865    16,879     609,202     614,856         --        --
Medium term leases in Hong Kong      5,020     4,090          --          --         --        --
Medium term leases in
   the PRC (note b)                     --        --     960,731     948,519     34,600    38,400
                                    ------    ------   ---------   ---------     ------    ------
                                    18,885    20,969   1,569,933   1,563,375     34,600    38,400
                                    ======    ======   =========   =========     ======    ======

Notes:

(a) Included in the hotel properties at the balance sheet date is a hotel property with a carrying value of HK$145,415,000 (2005: HK$142,195,000) situated in Luoyang, the PRC and held under a medium term land use rights. The land use rights of the hotel property is currently held by Luoyang Power Supply Bureau, a minority shareholder of the subsidiary holding the hotel property. Pursuant to a land use rights agreement entered into between Luoyang Power Supply Bureau and the subsidiary on 15 April 1999 (before the Company acquired the said subsidiary in 2004), Luoyang Power Supply Bureau agreed to permit the said subsidiary to use the land use rights of the hotel property for a term commencing from April 1999 to April 2049 for hotel use.

(b) Included in the hotel properties held under medium term leases in the PRC of HK$960,731,000 (2005: HK$948,519,000) is a hotel property with a carrying value of approximately HK$219,720,000 (2005: HK$210,860,000) located in Guangzhou, the PRC.

(c) The directors reviewed the carrying amounts of its property, plant and equipment as at 31 December 2006 and identified that the value of properties under construction was impaired and certain properties has increased (2005: the value of properties under construction and certain properties was increased). Accordingly, the carrying amounts of properties under construction and properties were stated to their recoverable amounts.

     The carrying value of motor vehicles, and office equipment and machinery of the Company held under finance leases as at 31 December 2006 was HK$99,000 (2005: HK$137,000).

     Depreciation expenses on hotel properties of HK$31,690,000 (2005:
     HK$30,119,000 and 2004: HK$30,119,000) are included in administrative expenses during the year.

     The Company did not lease motor vehicles to outsiders to earn rental income as at 31 December 2006. The carrying value of motor vehicles of the Company leased to outsiders to earn rental income as at 31 December 2005 was HK$703,000.

WING ON TRAVEL (HOLDINGS) LIMITED

16.  INVESTMENT PROPERTY

                                       2006      2005
                                     -------   -------
                                     HK$'000   HK$'000
Fair value of investment property:
   At beginning of the year               --    3,400
   Increase in fair value                 --      619
   Reclassified as held for sale          --   (4,019)
                                     -------   -------
   At end of the year                     --       --
                                     =======   =======

     On 13 July 2005, the Company entered into a sale agreement to dispose of the investment property. The disposal was completed on 20 January 2006, and there is no material difference between the fair value of investment property at 31 December 2005 and its fair value at 20 January 2006, on which date the beneficial ownership was passed to the acquirer.

     The investment property of the Company is freehold and held outside Hong Kong.

17.  INTEREST IN ASSOCIATES

                                                2006      2005
                                              -------   -------
                                              HK$'000   HK$'000
Cost of investments in associates Listed
   and traded on the Pink Sheet in the
   United States of America                    57,982        --
   Unlisted                                    14,786   219,137
Share of post-acquisition reserves              1,266     1,285
                                               ------   -------
                                               74,034   220,422
                                               ======   =======
Fair value of listed investment                10,954        --
                                               ======   =======

     Particulars of the Company's associates as at 31 December 2006 are as follows:

                                                                                       Proportion of
                                                                    Issued and       issued/registered
                                                  Place of            paid up          capital held
                                               incorporation/     share capital/      by the Company
                                Form of         establishment   registered capital   -----------------
Name of associate         business structure    and operation          '000              2006  2005      Principal activities
-----------------         ------------------   --------------   ------------------      -----  ----      --------------------
Ananda Travel Service     Limited liability    Australia                A$400             40%    40%     Travel and related
   (Aust.) Pty. Limited      company                                                                        services
Travoo International      Limited liability    British Virgin        US$6,120             50%    --      Investment holding
   Limited                   company              Islands
Wing On International     Sino-foreign         PRC                   RMB5,000             49%    49%     Travel and related
   Travel Service Ltd.       equity joint                                                                   services
   Guangdong                 venture
Winner World Group        Limited liability    British Virgin          US$nil             20%    --      Investment holding
   Limited                   company              Islands
Sino Express Travel       Limited liability    United States            US$84           41.9%    --      Travel and related
   Limited                   company              of America                                                services

WING ON TRAVEL (HOLDINGS) LIMITED

     Included in the cost of investment in associates is goodwill of HK$29,610,000 (2005: Nil) arising on acquisition of associates. The movement of goodwill is set out below.

                                                         HK$'000
COST
At 1 January 2005, 31 December 2005 and 1 January 2006        --
Arising on acquisition of associates (Note a)             29,610
                                                          ------
At 31 December 2006                                       29,610
                                                          ======

     Note a:

     On 31 August 2006, the Company disposed of its entire 100% interest in Guangzhou Travel Information Systems Network Limited ("GTZI"), a limited liability company and a wholly foreign owned enterprise established under the laws of the PRC, and its shareholder's loan amounting to HK$51,419,000 to Sino Express Travel Limited ("Sino") at a consideration of US$7,500,000. The consideration was settled by Sino Express Travel Limited ("Sino USA") issuing to the Company a total of 32,608,696 common shares of common stock in Sino USA. Sino USA is a company incorporated in the United States of America with its shares traded on the Pink Sheets in the United States of America. The consideration shares represented approximately 38.99% of the issued share capital of Sino USA. Before the completion, the Company held 2,500,000 shares of Sino USA. After completion, the Company held a total of 35,108,696 shares of Sino USA and Sino USA became an associate of the Company. The Company is in the process of assessing the fair value of the identifiable intangible assets of Sino USA at date of completion; thus, the allocation of the goodwill disclosed herein is preliminary and subject to the revision once the Company completes its valuation exercise.

     The summarized financial information in respect of the Company's associates is set out below:

                                                2006      2005
                                              -------   -------
                                              HK$'000   HK$'000
Total assets                                  273,268   562,873
Total liabilities                             168,037   161,554
                                              -------   -------
Net assets                                    105,231   401,319
                                              =======   =======
Share of net assets                            44,424   220,422
                                              =======   =======
Turnover                                      408,129   111,531
                                              =======   =======
Profit for the year                             4,590    13,381
                                              =======   =======
Share of results of associates for the year       (19)    8,006
                                              =======   =======

WING ON TRAVEL (HOLDINGS) LIMITED

18.  AVAILABLE-FOR-SALE INVESTMENTS

                                          2006      2005
                                        -------   -------
                                        HK$'000   HK$'000
Equity securities
   Unlisted shares, at cost              99,460   126,425
   Less: Impairment losses recognized   (26,728)  (33,800)
                                        -------   -------
                                         72,732    92,625
                                        =======   =======

     Particulars of the Company's major available-for-sale investments as at 31 December 2006 are as follows:

                                                                  Proportion of
                                                Issued          issued/registered       Interest
                                              and paid up         capital held        attributable
                             Place of       share capital/     by the subsidiaries   to the Company
                          establishment   registered capital   -------------------   --------------
Name of entity            and operation          '000              2006    2005       2006   2005     Principal activities
--------------            -------------   ------------------      ------   ----       ----   ----     --------------------
Guangxi Guijia Property        PRC             US$8,021            26%     26%        18.2%  18.2%    Property holding and
   Management Company                                             (Note)                                 operation of
   Limited ("Guangxi                                                                                     leisure services
   Guijia")

Note:

     Though a subsidiary of the Company holds a 26% interest in Guangxi Guijia. The directors consider that the Company cannot exercise significant influence on the financial and operating policies of Guangxi Guijia as it has no right to appoint directors in Guangxi Guijia, and accordingly, it is classified as an available-for-sale investment. At 31 December 2006, the directors reviewed its carrying amount and the present value of the estimated future cash flows expected to arise from the investment and considered that it is unlikely to recover the interest in Guangxi Guijia. Accordingly an impairment loss of HK$19,902,000 was recognized in the consolidated financial statements to write down the carrying amount of the investment to its recoverable amount. At 31 December, 2005, an impairment loss of HK$1,167,000 was recognized in the consolidated financial statements.

     At 31 December 2005, the Company also held a 49.5% interest in Guilin Osmanthus Hotel, the directors considered that the Company cannot exercise influence on the financial and operating policies of Guilin Osmanthus Hotel and accordingly, it is classified as an available-for-sale investment. The directors reviewed its carrying amount and considered that it is unlikely to recover the interest in Guilin Osmanthus Hotel and the present value of the estimated future cash flows expected to arise from the investment is minimal. Accordingly, at 31 December 2005, accumulated impairment loss amounted to HK$26,974,000.

     In November 2006, all interest in Guilin Osmanthus Hotel was being disposed of and a gain of HK$100,000 was recognized in the consolidated income statements.

WING ON TRAVEL (HOLDINGS) LIMITED

19.  GOODWILL

                                             2006      2005
                                           -------   -------
                                           HK$'000   HK$'000
COST
At beginning of the year                   50,862     50,215
Acquired on acquisition of a subsidiary
   (note 42)                                   --        647
Eliminated on disposal of a subsidiary
   (note 41)                                 (841)        --
                                           ------     ------
At end of the year                         50,021     50,862
                                           ------     ------
IMPAIRMENT
At beginning of the year                       --         --
Impairment loss recognized                 (5,808)        --
                                           ------     ------
At end of the year                         (5,808)        --
                                           ------     ------
CARRYING VALUES
At end of the year                         44,213     50,862
                                           ======     ======

     Particulars regarding impairment testing on goodwill are disclosed in note 20.

20.  IMPAIRMENT TESTING ON GOODWILL

     As explained in note 7, the Company uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill as set out in note 19 has been allocated to the cash generating unit ("CGU") of International Travel Systems Inc. ("ITS") which engaged in travel and related services segment.

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

     During the year, the Company performed impairment review for goodwill based on cash flow forecasts derived from the most recent financial budgets for the next five years approved by management using a discount rate of 15.7% (2005: 15.5%). The cash flows beyond the five year period have been extrapolated using a steady 5% per annum growth rate.

     The directors reviewed the business valuation, the anticipated profitability and the anticipated future operating cash flows of ITS. With reference to the financial results and business operated by ITS, the Directors of the Company identified an impairment loss in respect of goodwill of approximately HK$5,808,000 (2005: Nil), such an amount was dealt with in the consolidated income statement for the year ended 31 December 2006.

WING ON TRAVEL (HOLDINGS) LIMITED

21.  INVESTMENT DEPOSITS

                                                                2006      2005
                                                              -------   -------
                                                              HK$'000   HK$'000
Deposits for the acquisition of 100% interests in companies
   holding land use rights in the PRC (note a)                150,000   150,000
Deposits for the acquisition of a subsidiary (note b)          15,500        --
Deposits for the acquisition of a hotel booking business
   (note c)                                                        --    51,419
                                                              -------   -------
                                                              165,500   201,419
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

(b) The amount represented the deposits paid for the acquisition of a 51% interest in Sichuan Henxin Travel Co., Ltd.. The transaction has not been completed as at the date of this report.

(c) The amount represents the deposits paid for the acquisition of a 51% interest in an enterprise established in the PRC engaging in full scale on-line and off-line hotel booking services for a consideration of approximately HK$51,500,000. The transaction has not been completed and the subsidiary holding such deposits has been disposed of in 2006.

22.  INVENTORIES

     The inventories were carried at cost and represent principally food, beverages, general stores and carnival tickets which are to be utilized in the ordinary course of operations.

WING ON TRAVEL (HOLDINGS) LIMITED

23.  AMOUNTS DUE FROM RELATED COMPANIES

     The balances represent the aggregate amounts due from related parties. Certain directors of the Company are also directors of and/or have beneficial interests in these companies. The amounts are unsecured and interest free. Included in the amounts due from related companies as at 31 December 2006 were advances of HK$53,684,000 (2005: HK$60,090,000) which are repayable on demand, and the remaining balances were principally trading balances.

     The aged analysis of the trading balances at the reporting dates is as follows:

                 2006      2005
               -------   -------
               HK$'000   HK$'000

0 - 30 days       254     3,019
31 - 60 days      375       183
61 - 90 days      368       144
Over 90 days    4,784     1,741
                -----     -----
                5,781     5,087
                =====     =====

24.  AMOUNTS DUE FROM (TO) ASSOCIATES

     The amounts due from (to) associates are unsecured, interest free and repayable on demand.

25.  TRADE AND OTHER RECEIVABLES

                                   2006      2005
                                 -------   -------
                                 HK$'000   HK$'000
Trade receivables                 26,627    20,596
Advance cost to tour operators        --   114,600
Advances to certain companies    308,112   113,053
Deposits and prepayments          44,254    49,173
Interest receivable               11,492     7,379
Other receivables                 41,150    19,704
                                 -------   -------
                                 431,635   324,505
                                 =======   =======

WING ON TRAVEL (HOLDINGS) LIMITED

     The aged analysis of the trade receivables at the reporting dates is as follows:

                 2006      2005
               -------   -------
               HK$'000   HK$'000
0 - 30 days     11,076    12,241
31 - 60 days     3,861     3,051
61 - 90 days     2,168     1,453
Over 90 days     9,522     3,851
               -------   -------
                26,627    20,596
               =======   =======

     The Company allows an average credit period of 60 days to local customers and 90 days to overseas customers.

     Included in other receivables was a balance of HK$19,194,000 (2005:
     HK$17,456,000) which is secured by a 16.26% equity interest in Triumph Up.

26.  LOAN RECEIVABLES

                                                              2006      2005
                                                            -------   -------
                                                            HK$'000   HK$'000
Loan to certain companies and individuals (notes a and b)   372,480   167,926
Loan to a land operator (note c)                                 --    13,000
                                                            -------   -------
                                                            372,480   180,926
                                                            =======   =======
Fixed-rate loan receivables                                      --    15,427
Variable-rate loan receivables                              372,480   165,499
                                                            -------   -------
                                                            372,480   180,926
                                                            =======   =======

WING ON TRAVEL (HOLDINGS) LIMITED

Notes:

(a)  (i)  Included in the balances were loans of HK$22,590,000 (2005:
          HK$40,000,000) which are secured by equity interests in an enterprise established in the PRC.

     (ii) Included in the balances was a loan of HK$22,887,000 (2005:
          HK$21,120,000) which is secured by a 50% equity interest in Feng Ze which holds a 5.75% attributable interest in the Kingsway Hotel.

     (iii) Included in the balances were loans of HK$45,318,000 (2005:
          HK$21,236,000) which are secured by the right in a property project in Macau of a consideration of HK$40,000,000.

     (iv) Included in the balances was a loan of HK$22,689,000 (2005:
          HK$10,327,000) which is secured by certain equity securities listed in Hong Kong.

     (v) Included in the balances as at 31 December 2005 was approximately HK$5,074,000 due from a related company. A director of the Company has beneficial interests in and is also director of the related company.

(b) Save for the loans mentioned in note 26(a)(i) to (iv), the amount are unsecured, carrying interest at market rates and repayable on demand.

(c) The loan to a land operator represents an advance made to one of the Company's land operators for the designated purpose of purchase of coaches. The amount is secured, bears interest at 10% per annum on the principal amount was fully repaid in 2006.

27.  INVESTMENTS HELD FOR TRADING

                                            2006      2005
                                           -------   -------
                                           HK$'000   HK$'000
Listed securities
   Equity securities listed in Hong Kong    7,126     5,576
   Equity securities listed elsewhere           -     3,510
                                            -----     -----
                                            7,126     9,086
                                            =====     =====

WING ON TRAVEL (HOLDINGS) LIMITED

28.  PLEDGED BANK DEPOSITS/TRADING CASH BALANCES/BANK BALANCES

     Pledged bank deposits/bank balances

     Bank balances carry interest at market rates which range from 2.35% to 2.63%. The pledged bank deposits carry fixed interest rate of 2.85%. Pledged bank deposits represent deposits pledged to banks to secure banking facilities granted to the Company and will be released upon the settlement of relevant bank borrowings.

     Trading cash balances

     The amounts represent foreign currencies held for money exchange purposes.

29. ASSETS CLASSIFIED AS HELD FOR SALE/LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

                                       2006      2005
                                     -------   -------
                                     HK$'000   HK$'000
Assets classified as held for sale   305,339    4,019
                                     =======   =======

     On 13 June 2006, the Company entered into an agreement with China Star Entertainment Limited, a company incorporated in Bermuda with its shares listed on the Stock Exchange, in relation to the disposal of approximately 56.91% interest in a subsidiary, Triumph Up Investments Limited ("Triumph Up") at a consideration of approximately HK$252,789,000. Triumph Up indirectly holds approximately 55.75% interest in Kingsway Hotel Limited ("Kingsway") which is classified as an associate as the directors consider that the Company cannot exercise control to govern its financial and operating policies. Accordingly, the Company's approximately 31.73% effective interest in Kingsway will be entirely disposed of. The transaction has not been completed as at the date of report.

     The considerations are expected to exceed the Company's share of net carrying amount of the relevant assets and liabilities and, accordingly, no impairment loss has been required.

     The major classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:

                                                                       HK$'000
Property, plant and equipment                                            2,534
Interest in associates                                                 204,351
Trade and other receivables                                                 97
Amounts due from associates                                             98,357
                                                                       -------
Total assets classified as held for sale                               305,339
                                                                       =======
Amounts due to associates                                                  170
                                                                       -------
Total liabilities associated with assets classified as held for sale       170
                                                                       =======

WING ON TRAVEL (HOLDINGS) LIMITED

30.  TRADE AND OTHER PAYABLES

                                                  2006      2005
                                                 -------   -------
                                                 HK$'000   HK$'000
Trade payables                                   162,111   130,741
Amounts payable for acquisition of investments      -       19,231
Accrued liabilities                               79,051    53,388
Other payables                                     6,047    19,687
Receipt in advance                                61,775    54,321
                                                 -------   -------
                                                 308,984   277,368
                                                 =======   =======

     The aged analysis of the trade payables at the reporting dates is as follows:

                 2006      2005
               -------   -------
               HK$'000   HK$'000
0 - 30 days     97,177    71,157
31 - 60 days    32,351    26,706
61 - 90 days    17,144    19,022
Over 90 days    15,439    13,856
               -------   -------
               162,111   130,741
               =======   =======

31.  LOANS FROM RELATED COMPANIES

     Certain directors of the Company are also directors of and/or have beneficial interests in those companies. The loans are variable-rate loans which are unsecured, bear interest at market rates and repayable within one year. The Company's variable-rate loans from related companies carried interest at prime rate to prime rate plus 2% per annum for both years. Effective interest ate is 7.4% (2005: 6.6%).

32.  AMOUNTS DUE TO RELATED COMPANIES

     The balances represent principally trading balances including trade payables and loan interest payable, which are unsecured, interest free and repayable on demand.

WING ON TRAVEL (HOLDINGS) LIMITED

33.  OBLIGATIONS UNDER FINANCE LEASES

                                                              Present value
                                             Minimum            of minimum
                                          lease payments      lease payments
                                        -----------------   -----------------
                                         2006      2005      2006      2005
                                        -------   -------   -------   -------
                                        HK$'000   HK$'000   HK$'000   HK$'000
Amounts payable under finance leases:
Within one year                            35        86        31        62
Between one to two years                   --        19        --        31
                                          ---       ---       ---       ---
                                           35       105        31        93
Less: Future finance charges               (4)      (12)       --        --
                                          ---       ---       ---       ---
Present value of lease obligations         31        93        31        93
                                          ===       ===
Less: Amount due within one
      year shown under current
      liabilities                                             (31)      (62)
                                                              ---       ---
Amount due after one year                                      --        31
                                                              ===       ===

     The Company entered into finance leases to acquire certain of its property, plant and equipment. The terms of the finance leases ranged from 2 to 4 years and the average effective borrowing rate was 6.8% (2005: 6.8%) per annum. Interest rate was fixed at the contract date. The leases were on a fixed repayment basis and no arrangement was entered into for contingent rental payments. The Company's obligations under the finance leases were secured by the lessors' charge over the leased assets.

34.  BORROWINGS

                                                 2006      2005
                                               -------   -------
                                               HK$'000   HK$'000
Bank loans                                     451,309   300,209
Other loans                                     14,440     9,424
                                               -------   -------
                                               465,749   309,633
Less: Amount due within one year shown under
      current liabilities                      (59,269)  (38,325)
                                               -------   -------
Amount due after one year                      406,480   271,308
                                               =======   =======
Secured                                        455,749   306,633
Unsecured                                       10,000     3,000
                                               -------   -------
                                               465,749   309,633
                                               =======   =======

WING ON TRAVEL (HOLDINGS) LIMITED

                                         2006      2005
                                       -------   -------
                                       HK$'000   HK$'000
Borrowings are repayable as follows:
Within one year or on demand            59,269    38,325
Between one to two years                44,640    28,828
Between two to five years              361,840   242,480
                                       -------   -------
                                       465,749   309,633
                                       =======   =======

     The Company's borrowings are variable-rate borrowings which are denominated in Hong Kong dollars. Included in the borrowings is a bank loan of HK$451,120,000 (2005: HK$299,760,000) which bears an annual interest rate of 0.8% over the Hong Kong Inter-bank Offered Rate and is repayable over the coming years until 17 April 2009.

     The Company's borrowings carried interest at HIBOR plus 0.8% to prime rate plus 3% for both year. Effective interest rate is 5.1% (2005: 3.9%).

35.  CONVERTIBLE NOTES

                                2006      2005
                               -------   -------
                               HK$'000   HK$'000
                               Note (a)  Note (b)
Convertible notes              810,026    41,350
Less: Conversion into shares        --   (41,350)
                               -------   -------
                               810,026        --
                               =======   =======

----------
     (a) During the year ended 31 December 2006, the Company issued new convertible exchangeable notes of nominal value amounting to HK$1,000,000,000 (the "Notes"). The Notes carried interest at 2% per annum and should be repayable on 7 June 2011 (the "Maturity Date"). CEL, a substantial shareholder of the Company, subscribed for the notes of nominal value amounting to HK$300,000,000 by cash.

          The convertible notes were split between the liability and equity elements. The equity element is presented in equity heading "convertible notes reserve". The effective interest rate of the liability component is 9.35%.

          The initial conversion price of the Notes is HK$0.79 per share and subject to anti-dilutive adjustments. The notes are issued on the date after share subdivision as mentioned in note 38. Unless converted or lapsed or redeemed by the Company, the Company will redeem the Notes on the Maturity Date at the redemption amount which is 110% of the principal amount of the Notes outstanding.

          Each of the noteholders shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Notes up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000,000) of the principal amount of the Notes into the shares of the Company at the then prevailing conversion price.

WING ON TRAVEL (HOLDINGS) LIMITED

          Subject to certain restrictions which are intended to facilitate compliance of relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000,000 or integral multiples thereof) of 50% of the initial principal amount of its Notes for shares in the share capital of any company which is an affiliated company as defined in Rule 13.11(2)(a) of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") or subsidiary of the Company that is to be listed on a stock exchange through an initial public offering at the price (the "Spin-off Shares"), subject to anti adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated company or subsidiary in the future is at the sole discretion of the directors of the Company.

     (b) During the year ended 31 December 2004, the Company issued convertible notes of nominal value amounting to HK$260,000,000 to finance the redemption of the convertible notes issued in 2002 and due in 2004. The new convertible notes carried interest at 2% per annum and should be repayable on 14 June 2007. The holders of the convertible notes were entitled to convert on any business day the convertible notes into new shares of the Company at any time from the date of issue of the convertible notes, at an initial conversion price of HK$0.02 per share.

          Following the issue of shares in the Company pursuant to the placing and subscription agreement dated 4 February 2005, the conversion price of the convertible notes was adjusted to HK$0.0197 per share in accordance with its terms and conditions. On 14 March 2005, the day immediately preceding the effective date of the share consolidation as mentioned under note 38, the conversion price was adjusted to HK$1.97 per new consolidated share.

          The convertible notes were split between the liability and equity elements. The equity element is presented in equity heading "convertible notes reserve". The effective interest rate of the liability component is 14.7%.

          During the year ended 31 December 2005, all the convertible notes were converted into 27,918,781 new consolidated shares in the Company of HK$1 each at a conversion price of HK$1.97 per share after adjusting for the share consolidation as mentioned under note 38.

36.  PROMISSORY NOTE

     The promissory note was issued during the year ended 31 December 2002 to Hutchison Hotels Holdings (International) Limited as partial consideration for the acquisition of the entire issued share capital of and shareholder's loan to Makerston Limited ("Makerston"), which holds indirectly a 95% interest in Rosedale Hotel Beijing Co., Ltd. ("Rosedale Beijing"). The promissory note was interest bearing at HIBOR plus 2% per annum and secured by the entire issued share capital of, and shareholder's loan to Makerston and its subsidiaries which holds the 95% equity interest in Rosedale Beijing. The promissory note was fully repaid on 15 December 2006.

WING ON TRAVEL (HOLDINGS) LIMITED

37.  DEFERRED TAXATION

     The followings are the major deferred tax liabilities and assets recognized and movement thereon during the current and prior years:

                                              Accelerated
                                           tax depreciation
                                               on hotel
                                              properties
                                           ----------------
                                                HK$'000
At 1 January 2005                              243,354
Currency realignment                             3,497
Credit to the income statement (note 12)        (2,171)
                                               -------
At 31 December 2005 and 1 January 2006         244,680
Currency realignment                             7,445
Credit to the income statement (note 12)        (1,946)
                                               -------
At 31 December 2006                            250,179
                                               =======

     As at 31 December 2006, the Company has unused tax losses of approximately HK$896,381,000 (2005: HK$912,324,000) available for offset against future profits. No deferred tax asset has been recognized in respect of the tax losses due to the unpredictability of future profit streams. Pursuant to the relevant laws and regulations in the PRC, the unutilized tax losses of approximately HK$72,003,000 (2005: HK$39,000,000) can be carried for a period of five years. The losses arising from overseas subsidiaries are insignificant, which will expire after a specific period of time, other unrecognized tax losses may be carried forward indefinitely.

38.  SHARE CAPITAL

                                                   Number of shares     Amount
                                                   ----------------   ---------
                                                                       HK$'000
Authorized
   Shares of HK$0.01 each at 1 January 2005         50,000,000,000      500,000
   Consolidation of shares                         (49,500,000,000)          --
   Increase in authorized share capital              1,000,000,000    1,000,000
                                                   ---------------    ---------
   Shares of HK$1 each at 31 December 2005           1,500,000,000    1,500,000
   Subdivision of shares                            13,500,000,000           --
                                                   ---------------    ---------
   Shares o HK$0.1 each at 31 December 2006         15,000,000,000    1,500,000
                                                   ===============    =========
Issued and fully paid
   Shares of HK$0.01 each at 1 January 2005         32,226,732,770      322,267
   Issue of shares                                   8,740,000,000       87,400
                                                   ---------------    ---------
                                                    40,966,732,770      409,667
   Consolidation of shares                         (40,557,065,443)          --
   Conversion into shares from convertible notes        27,918,781       27,919
                                                   ---------------    ---------
   Shares of HK$1 each at 31 December 2005 and
      1 January 2006                                   437,586,108      437,586
   Reduction in share capital                                   --     (393,827)
                                                   ---------------    ---------
                                                       437,586,108       43,759
Issue of shares                                        175,000,000       17,500
Share repurchase                                        (2,000,000)        (200)
                                                   ---------------    ---------
Shares of HK$0.1 each at 31 December 2006              610,586,108       61,059
                                                   ===============    =========

WING ON TRAVEL (HOLDINGS) LIMITED

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

     On 1 March 2006, the Company entered into a placing agreement with Success Securities Limited ("Success Securities") pursuant to which Success Securities conditionally agreed to place up to 175 million shares (the "Placing Shares") in the Company at a price of HK$0.69 per share to independent investors (the "Placing"). In order to facilities the issue of the Placing Shares, the Company conducted the capital reorganisation which involved (i) the reduction of the issued share capital of the Company by HK$0.90 per existing share by cancelling an equivalent amount of paid-up capital per existing share so that the nominal value of each existing share in issue will be reduced from HK$1 to HK$0.10; and (ii) the subdivision of every unissued existing share into 10 adjusted shares.

     The placing was completed on 25 April 2006. The new shares issued rank pari passu in all respects with the then existing shares. The net proceeds of approximately HK$120 million from the Placing have been used as general working capital of the Company.

WING ON TRAVEL (HOLDINGS) LIMITED

     On 27 September 2006, the Company repurchased its own shares through the Stock Exchange of Hong Kong Limited as follows:

                           No. of        Price per share
                      ordinary shares   ----------------        Aggregate
Month of repurchase   at HK$0.1 each    Highest   Lowest   consideration paid
-------------------   ---------------   -------   ------   ------------------
                           '000           HK$       HK$          HK'000
September 2006             2,000         0.55      0.55           1,100

     The above shares were cancelled upon repurchase and accordingly, the issued capital of the Company was diminished by the nominal value thereof. The premium payable on repurchase was charged against the share premium account of the Company as set out in the consolidated statement of changes in equity. None of the Company's subsidiaries repurchased, sold or redeemed any of the Company's listed shares during the year.

39.  SHARE OPTION SCHEME

     The Company has a share option scheme (the "Scheme"), which was approved and adopted by shareholders of the Company on 3 May 2002, enabling the directors to grant options to employees, executives or officers of the Company or any of its subsidiaries (including executive and non-executive directors of the Company or any of its subsidiaries) and any suppliers, consultants, agents or advisers who will contribute or have contributed to the Company or any of its subsidiaries as incentives and rewards for their contribution to the Company or such subsidiaries. The maximum number of shares in respect of which options may be granted under the Scheme, when aggregated with any shares subject to any other schemes, shall not exceed 10% of the issued share capital of the Company on the date of approval and adoption of the Scheme (the "General Limit"). The Company proposed to refresh the General Limit so that the number of shares which may be issued upon exercise of all options to be granted under the Scheme and any other share option schemes of the Company would be increased to 10% of the shares in issue as at the date of approval of the General Limit as "refreshed". The refreshment of the General Limit was approved by the shareholders of the Company in the annual general meeting held on 27 May 2005. The Scheme is valid and effective for a period of 10 years after the date of adoption.

     In the general meeting held on 19 May 2006, the shareholders of the Company has approved that the existing scheme General Limit in respect of the granting of options to subscribe for shares in the Company ("Shares") under the Scheme be refreshed and renewed provided that the total number of Shares which may be allotted and issued upon exercise of all options to be granted under the Scheme and any other share option schemes of the Company (excluding options previously granted, outstanding, cancelled, lapsed or exercised under the Scheme) must not exceed 10% of the ordinary shares in issue as at the date of approval of such refreshment of the General Limit (subject to adjustment for consolidation and sub-division of share subsequent to that date) and that any Director be authorised to do all such acts and execute such document to effect the refreshed General Limit.

     At 31 December 2006, the number of shares in respect of which options had been granted and remained outstanding under the Scheme was 58,680,000 (2005: Nil), representing 9.6% (2005: Nil) of the Shares in issue at that date. Option granted must be taken up within 30 days of the date of offer. The consideration payable for the option is HK$1. Options may be exercised at any time from the date of acceptance of the share option to such date as determined by the board of directors but in any event not exceeding 10 years. The exercise price is determined by the directors of the Company and will not be less than the higher of (i) the average closing price of the shares for the five business days immediately preceding the date of grant,
     (ii) the closing price of the shares on the date of grant or (iii) the nominal value of the shares of the Company.

WING ON TRAVEL (HOLDINGS) LIMITED

     Details of options granted and a summary of the movements of the outstanding options under the Scheme during the period are as follows:

                                           Number of share options
                       --------------------------------------------------------------
                                                              Cancelled/  Outstanding
                         Outstanding     Granted   Exercised    lapsed      as at 31    Exercise
                            as at        during      during     during    31 December    price     Date of
Eligible participants  1 January 2006   the year    the year   the year       2006     per share    grant    Exercisable period
---------------------  --------------  ----------  ---------  ----------  -----------  ---------  ---------  ---------------------
                                                                                          HK$      (Note 1)         (Note 2)
DIRECTOR
Mr. Yu Kam Kee,
   Lawrence                   --        4,000,000      --            --     4,000,000    0.728    22.6.2006  22.6.2006 - 21.6.2008
Mr. Cheung Hon Kit            --        4,000,000      --            --     4,000,000    0.728    22.6.2006  22.6.2006 - 21.6.2008
Dr. Yap, Allan                --        4,000,000      --            --     4,000,000    0.728    22.6.2006  22.6.2006 - 21.6.2008
Mr. Chan Pak Cheung,
   Natalis                    --        1,500,000      --            --     1,500,000    0.728    22.6.2006  22.6.2006 - 21.6.2008
Mr. Lui Siu Tsuen,
   Richard                    --        4,600,000      --            --     4,600,000    0.728    22.6.2006  22.6.2006 - 21.6.2008
Mr. Kwok Ka Lap, Alva         --          500,000      --            --       500,000    0.728    22.6.2006  22.6.2006 - 21.6.2008
Mr. Sin Chi Fai               --          500,000      --            --       500,000    0.728    22.6.2006  22.6.2006 - 21.6.2008
EMPLOYEES                     --       30,680,000      --      (200,000)   30,480,000    0.728    22.6.2006  22.6.2006 - 21.6.2008
ELIGIBLE PARTICIPANT          --        9,100,000      --            --     9,100,000    0.728    22.6.2006  22.6.2006 - 21.6.2008
                             ---       ----------     ---      --------   ----------
                              --       58,880,000      --      (200,000)  58,680,000
                             ===       ==========     ===      ========   ==========

Notes:

1. On 22 June 2006, a total of 58,880,000 share options were granted. The closing price of the shares of the Company immediately before the date of grant (as of 21 June 2006) was HK$0.72.

2.   The options are to vest as follows:

     Up to a maximum of 50% of the options are exercisable during the first calendar year period of the option period commencing from 22 June 2006 to 21 June 2007. The balance of the 50% of the option not yet exercised in the first calendar year period and the other 50% could be exercised in the second calendar year period commencing from 22 June 2007 to 21 June 2008.

WING ON TRAVEL (HOLDINGS) LIMITED

     3. The estimated fair value of the 58,880,000 share options granted during the year is HK$15,706,696, which was calculated using the Black-Scholes option pricing model (the "Model") as at the date of the grant of the share options. The following are the inputs to the Model:

Share price:                         HK$0.71
Exercise price:                      HK$0.728
Expected volatility:                 65.28%
Expected dividend yield:             0%
Risk free interest rate:             4.599%
Expected life of the share options:  2 years

          Expected volatility was determined by using the annualised historical volatility of the closing price of the shares of the Company as at 22 June 2006.

          The Company recognized a total expense of approximately HK$12,006,000 for the year ended 31 December 2006 (2005: Nil) in relation to share options granted by the Company.

          The Model has been used to estimate the fair value of the options. The variables and assumptions used in computing the fair value of the share options are based on the directors' best estimate. The value of an option varies with different variables of certain subjective assumptions.

     4. Other eligible participates represent individuals who render personal services to the entity and the services rendered are similar to those rendered by employees.

40.  RESERVES

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

     (c) The accumulated profits, translation reserve and statutory reserves of the Company include profits of HK$1,081,000 (2005: profits of HK$1,062,000), surplus of HK$73,000 (2005: HK$73,000) and HK$150,000
          (2005: HK$150,000) respectively attributable to the associates of the Company.

WING ON TRAVEL (HOLDINGS) LIMITED

41.  DISPOSAL OF A SUBSIDIARY

     As described in note 17, the Company disposed of its entire 100% interest in GZTI and its shareholder's loan of HK$51,419,000 to Sino at a consideration of US$7,500,000 in August 2006. The consideration was settled by Sino USA issuing to the Company a total of 32,608,696 common stock in Sino USA. After completion, Sino USA became an associate of the Company. The net assets of GZTI at the date of disposal were as follows:

                                           31.8.2006
                                           ---------
                                            HK$'000
Net assets disposal of:
Property, plant and equipment                    69
Investment deposits                          51,419
Loan receivables                              1,484
Bank balances and cash                          466
Shareholder's loan                          (51,419)
                                            -------
                                              2,019
Attributable goodwill                           841
                                            -------
Total consideration                           2,860
                                            =======
Satisfied by:
Interest in an associate                     54,279
Assumption of shareholder's loan to GTZI    (51,419)
                                            -------
                                              2,860
                                            =======
Net cash outflow arising on disposal:
Bank balances and cash disposed of             (466)
                                            =======

     The impact of GTZI on the Company's results and cash flow in the current and prior periods was insignificant.

WING ON TRAVEL (HOLDINGS) LIMITED

42.  ACQUISITION OF SUBSIDIARIES

     (a) The Company acquired a 65.04% interest in Triumph Up on 17 February 2005 and 100% interest in Cyber Business Network (Hong Kong) Limited on 28 February 2005.

          The net assets acquired in the transactions, and the discount and goodwill arising on acquisition, are as follows:

                                             Acquiree's
                                              carrying
                                           amount before   Fair value
                                            combination    adjustments   Fair value
                                           -------------   -----------   ----------
                                              HK$'000        HK$'000       HK$'000
Property, plant and equipment                   1,393             --         1,393
Interest in associates                         15,887        175,309       191,196
Trade and other receivables                       114             --           114
Amount due from the Company                       960             --           960
Amounts due from related companies                  4             --             4
Amounts due from associates                   126,231             --       126,231
Bank balances and cash                             24             --            24
Trade and other payables                          (16)            --           (16)
Amount due to the Company                      (2,214)            --        (2,214)
Amounts due to associates                        (170)            --          (170)
Amounts due to related companies                 (578)            --          (578)
                                              -------        -------      --------
Net assets acquired                           141,635        175,309       316,944
                                              =======        =======
Minority interests                                                        (110,945)
Discount on acquisition                                                    (34,574)
Goodwill arising on acquisition                                                647
                                                                          --------
Cash consideration                                                         172,072
                                                                          ========
Satisfied by:
   Cash paid                                                               151,322
   Investment deposits                                                      20,750
                                                                          --------
                                                                           172,072
                                                                          ========
Net cash outflow arising on acquisition:
   Cash consideration                                                      151,322
   Bank balances and cash acquired                                             (24)
                                                                          --------
                                                                           151,298
                                                                          ========

          The discount on acquisition is attributable to the increase in fair value of a hotel property which was held by an associate of the subsidiaries acquired.

          The subsidiaries acquired during year 2005 contributed HK$125,000 to the Company's turnover and HK$43,673,000, including discount on acquisition of HK$34,574,000, to the Company's profit before taxation.

          If the acquisition had been completed on 1 January 2005, the Company's turnover for the year ended 31 December 2005 would have been HK$1,815,784,000 and profit for the year would have been HK$33,004,000. The proforma information is for illustrative purposes only and is not necessarily an indicative revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on 1 January 2005, nor is it intended to be a projection of future results.

WING ON TRAVEL (HOLDINGS) LIMITED

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

WING ON TRAVEL (HOLDINGS) LIMITED

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

WING ON TRAVEL (HOLDINGS) LIMITED

43.  MAJOR NON-CASH TRANSACTIONS

     (a) During the year ended 31 December 2006, the Company disposed of a subsidiary and related shareholder's loan to Sino at a consideration of US$7,500,000. The consideration was satisfied by Sino USA issuing to the Company a total of 32,608,696 common stock of Sino USA. The Company originally held 2,500,000 common stock of Sino USA, and was recorded as investments held for trading at 31 December 2005. After the above transaction, such investments have been transferred to investment in associates.

     (b) During the year ended 31 December 2005, the Company disposed of a computer system for online travel reservation to Sino, a Hong Kong and Macau travel products supplier and wholesale distributor, at a consideration of US$500,000, which was settled by 2,500,000 common shares (valued at US$0.2 per share) of Sino USA, the holding company of Sino.

44.  PLEDGE OF ASSETS

     Save as otherwise disclosed, at 31 December 2006, the Company's credit facilities were secured by the Company's assets as follows:

                       2006      2005
                     HK$'000   HK$'000
                     -------   -------
Hotel property       609,202   614,856
Property interests    17,849    18,290
Bank balances         11,436     6,925
                     -------   -------
                     638,487   640,071
                     =======   =======

     In addition, the Company has also effected a pledged of fixed charge over all the revenue and a floating charge over all the assets of Rosedale Park Limited for bank borrowings. Rosedale Park Limited is a subsidiary of the Company, engaging in hotel operation in Hong Kong which has revenue of approximately HK$87,420,000 for 2006 and total assets of approximately HK$11,863,000 at 31 December 2006.

WING ON TRAVEL (HOLDINGS) LIMITED

45.  OPERATING LEASE COMMITMENTS

     As lessee

     At 31 December 2006, the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

                                           2006      2005
                                         -------   -------
                                         HK$'000   HK$'000
Land and buildings
Within one year                           19,029    14,660
In the second to fifth years inclusive    15,501     4,866
                                         -------    ------
                                          34,530    19,526
                                         =======    ======

Equipment
Within one year                              358       358
In the second to fifth years inclusive       538       896
                                         -------    ------
                                             896     1,254
                                         =======    ======

     Operating lease payments represent rentals payable by the Company for certain of its office properties, shops and employees' quarters as well as equipment. Leases are negotiated for an average term of two years.

     As lessor

     Property rental income earned during the year was HK$15,202,000 (2005:
     HK$15,713,000 and 2004: HK$13,072,000).

     At the balance sheet date, the Company had contracted with tenants for the following future minimum lease payments for its investment property and premises within the hotel properties:

                                           2006      2005
                                         -------   -------
                                         HK$'000   HK$'000
Within one year                           15,108    13,289
In the second to fifth years inclusive    50,671    41,570
After five years                           8,476    12,622
                                          ------    ------
                                          74,255    67,481
                                          ======    ======

WING ON TRAVEL (HOLDINGS) LIMITED

46.  CAPITAL COMMITMENTS

                                                         2006      2005
                                                       -------   -------
                                                       HK$'000   HK$'000
Contracted for but not provided in the consolidated
   financial statements in respect of acquisition of
   subsidiaries                                         30,000    30,000
Contracted for but not provided in the consolidated
   financial statements in respect of investments           --     5,462
Contracted for but not provided in the consolidated
   financial statement in respect of acquisition of
   property, plant and equipment                         7,741        --
                                                        ------    ------
                                                        37,741    35,462
                                                        ======    ======

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

     The amounts charged to the income statement represent contributions payable to schemes and the MPF Scheme by the Company at rates specified in the rules of the schemes less forfeiture of HK$127,040 (2005: HK$125,032 and 2004: HK$277,134) arising from employees leaving the Company prior to completion of the qualifying service period, if any.

     At the balance sheet date, the total amount of forfeited contributions, which arose upon employees leaving the retirement benefit schemes and which are available to reduce the contributions payable in future years was HK$542,825 (2005: HK$548,759).

WING ON TRAVEL (HOLDINGS) LIMITED

48.  RELATED PARTY TRANSACTIONS

     (a) During the year, the Company had transactions with related parties as follows:

(I)   Nature of transactions              Notes   Name of company                    2006      2005      2004
      ----------------------              -----   ---------------                  -------   -------   -------
                                                                                   HK$'000   HK$'000   HK$'000
      Property rental expenses paid and    (i)    Cycle Company Limited and
      payable by the Company                      Gunnell Properties Limited        2,404     3,734     2,266
                                                  Mass Success International
                                                  Limited                             190       258     2,268
                                                  Paul Y. Building Management
                                                  Limited                              10       259        --
                                                                                    -----     -----     -----
                                                                                    2,604     4,251     4,534
                                                                                    =====     =====     =====

      Air ticketing and travel service     (ii)   Hanny Holdings Limited and its
      income received and receivable              subsidiaries                      1,210     1,582     1,240
      by the Company                              Paul Y. - ITC Management
                                                  Limited                             667     1,415        --
                                                  PYI Corporation Limited
                                                  (formerly known as
                                                  "Paul Y. - ITC Construction
                                                  Holdings Limited") and its
                                                  subsidiaries                        767     1,147     1,965
                                                  See Corporation Limited
                                                  (formerly known as "Ruili
                                                  Holdings Limited")                  827       492        --
                                                  China Strategic Holdings
                                                  Limited and its subsidiaries         --       236       174
                                                  ITC Corporation Limited438
                                                  and its subsidiaries                438        56       153
                                                  Paul Y. Management Limited        1,029        21        --
                                                  Cheung Wah Ho Dyestuffs
                                                  Company Limited                      --        --       233
                                                  PSC Corporation Limited Cyber        --        --        68
                                                  Business Network (Hong Kong)
                                                  Limited                              --        --         3
                                                                                    -----     -----     -----
                                                                                    4,938     4,949     3,836
                                                                                    =====     =====     =====

      Interest paid on convertible
      notes                               (iii)   Million Good Limited                 --        359     2,177
                                                                                    ======    ======    ======

      Loan interest paid and payable by    (iv)   Nation Cheer Investment
      the Company                                 Limited                            2,040     5,138     2,051
                                                  Million Good Limited               3,056     4,323     5,256
                                                  Hanny Holdings Limited and its
                                                  subsidiaries                       2,451     2,799     9,742
                                                  Paul Y. - ITC Management
                                                  Limited                            1,320     1,269        --
                                                  Cheung Tai Hong (BVI) Limited      2,996       769        --
                                                  China Strategic Holdings
                                                  Limited and its subsidiaries          --     6,103     1,465
                                                                                    ------    ------    ------
                                                                                    11,863    20,401    18,514
                                                                                    ======    ======    ======

      Interest on loan receivables         (v)    See Corporation Limited
                                                  (formerly known as "Ruili
                                                  Holdings Limited")                    --        --        76
                                                                                    ======    ======    ======

      Website maintenance services paid    (vi)   Cyber Business Network (Hong
      by the Company                              Kong) Limited                         --        --     1,200
                                                                                    ======    ======    ======

      Secondment fee paid                 (vii)   Mass Success International
                                                  Limited                            2,458     2,492        --
                                                                                    ======    ======    ======

      Secondment fee received             (vii)   Manwide Holdings Limited              --     1,154        --
                                                                                    ======    ======    ======

WING ON TRAVEL (HOLDINGS) LIMITED

     Certain directors of the Company are also directors of and/or have beneficial interests in those companies.

     (b) During the year, the Company received loans from related companies. Details of their relationships and the terms of the loans are set out in note 31.

     (c) The Company maintained current accounts with related companies and associates and made certain advances to related companies. Their balances as at 31 December 2006 are set out in notes 23, 24 and 32.

          Certain directors of the Company are also directors of and/or have beneficial interests in those companies.

     (d) During the year ended 31 December 2006, the Company issued convertible notes of nominal value amounting to HK$300,000,000 (2005:
          HK$55,000,000) to CEL, a substantial shareholder of the Company who can exercise significant influence on the Company. Details of the convertible notes are set out in note 35.

     (e) During the year ended 31 December 2005, the Company made a loan to a related company. Details of its relationship are set out in note 26(a)(v).

     (f)  Compensation of key management personnel

          The remuneration of directors and other members of key management during the year was as follows:

                             2006      2005      2004
                           -------   -------   -------
                           HK$'000   HK$'000   HK$'000
Short-term benefits           983     3,865     6,507
Share-based payments        3,906        --        --
Post-employment benefits        8        29        69
                            -----     -----     -----
                            4,897     3,894     6,576
                            =====     =====     =====

          The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

WING ON TRAVEL (HOLDINGS) LIMITED

49.  PRINCIPAL SUBSIDIARIES

     Details of the Company's principal subsidiaries as at 31 December 2006 are as follows:

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
Allied Glory Investment         Hong Kong                      HK$2       --        55.7      Investment holding in the PRC
Limited ("Allied Glory")
Apex Quality Group Limited      British Virgin         US$5,548,172       --        67.9      Investment holding
                                Islands
Benchmark Pacific Limited       British Virgin                 US$1       --         100      Investment holding in Hong Kong
                                Islands
Clever Basin Holdings Limited   British Virgin                 US$1       --        67.9      Investment holding in Hong Kong
                                Islands
Cyber Business Network          Hong Kong             HK$14,000,000       --         100      Provision of internet services in
(Hong Kong) Limited                                                                           Hong Kong
DS Eastin Limited               Hong Kong                     HK$20       --        67.9      Investment holding in the PRC
Hey Wealth  Limited             Hong Kong                      HK$2       --        67.9      Property holding in Hong Kong
HKWOT (BVI) Limited             British Virgin                 US$1      100          --      Investment holding in Hong Kong
                                Islands
HMH China Investments Limited   Bermuda               CAD$1,152,913       --        55.7      Investment holding
Hong Kong Wing On Travel        Hong Kong                Ordinary -       --         100      Outbound travel and related services
Service Limited                                      HK$180,000,100
                                                         Deferred -
                                                      HK$20,000,000*
International Travel Systems    British Virgin                 US$1       --         100      Investment holding
Inc.                            Islands
Kingsgrove International        Hong Kong                      HK$2       --         100      Property investment in Hong Kong
Limited
Lucky Million Investments       British Virgin                 US$1       --        67.9      Investment holding in Hong Kong
Limited                         Islands
Luoyang Golden Gulf Hotel       PRC #                RMB145,000,000       --        40.8      Hotel ownership and operation in the
Co., Ltd.                                                                                     PRC
Makerston Limited               British Virgin                 US$1       --        67.9      Investment holding in Hong Kong
                                Islands
Many Good Money Exchange        Hong Kong                HK$100,000       --         100      Money exchange services in Hong Kong
Limited
Millennium Target Holdings      British Virgin                 US$1       --         100      Investment holding
Limited                         Islands
Rosedale Group Management       Hong Kong                      HK$2       --        67.9      Provision of management services in
Limited                                                                                       Hong Kong
Rosedale Hotel Beijing Co.,     PRC #                 US$17,200,000       --        64.5      Hotel ownership and operation in
Ltd.                                                                                          the PRC

WING ON TRAVEL (HOLDINGS) LIMITED

                                                                          Proportion of
                                                                         nominal value of
                                                                      issued share capital/
                                                     Issued and         registered capital
                                   Place of            paid up           held by Company
                                incorporation/      share capital/    ---------------------           Principal activities
Name of company                  registration    registered capital   Directly   Indirectly          and place of operation
---------------                 --------------   ------------------   --------   ----------   ------------------------------------
Rosedale Hotel Group Limited    British Virgin                 US$1       --        67.9      Investment holding in Hong Kong
                                Islands
Rosedale Hotel Guangzhou        PRC ##                US$11,500,000       --          55      Hotel ownership and operation in the
Co., Ltd. ("Rosedale                                                                          PRC
Guangzhou")
Rosedale Park Limited           Hong Knog                      HK$2       --        67.9      Hotel operation in Hong Kong
Shropshire Property Limited     British Virgin           Ordinary -       --        67.9      Investment holding in Hong Kong
                                Islands                       US$10
                                                       Preference -
                                                           US$1,000
Success Fund Industrial         Hong Kong                    HK$100       --         100      Property investment in the PRC
Limited
Super Grade Investment          British Virgin                 US$1       --         100      Property investment in Hong Kong
Limited                         Islands
Triumph Up Investments          British Virgin               US$615       --        56.9      Investment holding in Macau
Limited                         Islands
Watertours of Hong Kong         Hong Kong                Ordinary -       --         100      Watertour services in Hong Kong
Limited                                                HK$1,500,000
                                                       "B" - HK$100*
Wing On Holidays (Macau)        Macau                  MOP1,300,000       --         100      Travel and related services in Macau
Limited
Wing on Travel Finance          Hong Kong                      HK$2       --         100      Money lending in Hong Kong
Limited
Wing On Travel International    British Virgin                 US$1      100          --      Investment holding
Limited                         Islands
Wing On Travel (BVI) Limited    British Virgin            US$10,000       --         100      Investment holding
                                Islands
Wing On Travel (U.K.) Limited   United Kingdom                   L2       --         100      Travel and related services in U.K.
WOT Holidays (Canada) Limited   Canada                     C$15,000       --         100      Travel and related services in
                                                                                              Canada

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

WING ON TRAVEL (HOLDINGS) LIMITED

50.  COMPARATIVE FIGURES

     Certain comparative figures in 2005 and 2004 have been reclassified to conform with the current year's presentation. In particular, interest paid of HK$57,735,000 in 2005 (2004: HK$53,578,000), and finance lease charges paid of HK$18,000 in 2005 (2004: HK$133,000) previously classified as cash flow from operating activities were reclassified as cash flows from financing activities.

51.  POST BALANCE SHEET EVENTS

     On 15 August 2007, the Company, through its 67.9% owned subsidiary, Matrix Profits Limited, completed the acquisition of the entire issued share capital of Shenyang Limited, a company engaged in hotel operation business in PRC, and the benefits of and interest in the shareholder's loan in the sum of HK$337,462,006, due from Shenyang Limited to Affirm Profits Limited as at 21 May 2007 for an aggregate consideration of HK$178,000,000. The consideration was settled by HK$50,000 cash, HK$21,545 consideration note and HK$106,455 promissory note.

     On 28 August 2007, the Company, through its wholly owned subsidiary, International Travel Systems Inc., completed the acquisition of the entire issued share capital of Asia Times Limited, a company engaged in hotels management and operation in the PRC and Macau, for a cash consideration of HK$70,000,000.

     On 15 November 2007, the Company, through its wholly owned subsidiary, Fortuneup International Limited, completed the acquisition of 72% of the enlarged issued share capital of Tangula Group Limited, a company engaged in railway operation in the PRC, for a cash consideration of US$52.9 million.

     The Company is in the process of assessing the fair values of the identifiable assets and liabilities of the acquirees, therefore the financial effects of the acquisitions are not presented for the above mentioned acquisitions by the Company.

     In May 2007, the Company entered into placing agreements with Kingston Securities Limited ("Kingston") pursuant to which Kingston conditionally agreed to place up to 320,000,000 shares (the "Placing Shares") in the Company at a price of HK$0.80 per share to independent investors. The placing of the first tranche of 120,000,000 shares was completed on 31 May 2007 and the remainder of 200,000,000 shares was completed on 6 August 2007.

     On 27 June 2007, the Company entered into another placing agreement with Kingston pursuant to which Kingston conditionally agreed to place up to 130,000,000 new shares in the Company at a price of HK$0.80 per share to independent investors. The placing has been completed on 6 August 2007.

     On 14 November 2007, the Company entered into another placing agreement with Kingston pursuant to which Kingston conditionally agreed to place up to 300,000,000 new shares in the Company at a price of HK$0.40 per share to independent investors. The placing has been completed on 12 December 2007.

     On 31 December 2007, a wholly owned subsidiary of the Company, Eagle Spirit Holdings Limited ("Eagle Spirit") entered into an agreement with Ms. Mak Yin Ling, Ursula under which Eagle Spirit has agreed to acquire the entire issued share capital of More Star Limited ("More Star") and the entire amount owing by More Star to Ms. Mak immediately prior to completion for a total consideration of HK$20 million. The sole asset of More Star is its investment in the entire issued share capital of Fortress State International Limited ("Fortress State"). Fortress State has been awarded the tender and entered into the Memorandum of Agreement to acquire the property located at No. 84 Tai Kok Tsui Road, Kowloon, Hong Kong and No. 86 Tai Kok Tsui Road, Kowloon, Hong Kong (the "Property") for a total consideration of HK$163,880,000. The acquisition of the Property by Fortress State was completed on 29 February 2008.

     In July 2008, the Company completed a rights issue of its shares with gross proceeds of approximately HK$437 million, at the subscription price of HK$0.06 per rights share on the basis of four rights shares for every share held with bonus warrants to subscribe for new shares in the proportion of one bonus warrant for every four rights shares subscribed. The warrants can be exercised any time for a period of 18 months from the date of issurance to acquire a maximum of 1,823,968,247 shares at an exercise price of HK$0.091 per share. The proceeds would be used for (i) the expansion of the Group's travel and related business in the PRC; (ii) investment opportunities in the hotel and/or leisure resort related properties both in Hong Kong and in the PRC; and (iii) as general working capital of the Group.

WING ON TRAVEL (HOLDINGS) LIMITED

52. SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP")

     The significant differences between HKFRSs and US GAAP as they relate to the Company are principally attributable to the accounting for the goodwill and negative goodwill arising on acquisition, convertible notes, additional share of results of associates, valuation of investment properties and reversal of impairment losses.

     (a) Under HKFRSs, the excess of purchase consideration paid over the fair value of the net assets acquired before 1 January 2005 is recorded as goodwill and is amortized on a straight line basis over its useful economic life until 1 January 2005. The amortization of goodwill is discontinued from 1 January 2005 onwards and such goodwill is tested for impairment at least annually. Goodwill arising on acquisition after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. Under US GAAP, intangible assets, including goodwill, with indefinite useful lives are not amortized but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets".

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

WING ON TRAVEL (HOLDINGS) LIMITED

52. SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP") - continued

     (b) Under HKFRSs, prior to the adoption of new HKFRSs on 1 January 2005, the Company did not separately account for non-detachable conversion features embedded in convertible notes that are in-the-money on the date of issuance (a "beneficial conversion feature"). After the adoption of the new HKFRSs on 1 January 2005, convertible notes that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition. In subsequent periods, the liability component of the convertible notes is carried at amortised cost using the effective interest method. The equity component will remain in convertible notes reserve until the embedded option is exercised. Under US GAAP, the embedded beneficial conversion feature should be valued separately upon issuance. The discount resulting from allocation of proceeds to the beneficial conversion feature should be recognized as interest expense over the maturity of the convertible notes. All of the unamortized discount remaining at the date of conversion should be immediately recognized as interest expense. Further, under US GAAP, equity component will arise only for instruments with a beneficial conversion feature that exists at the inception of the instrument. For the convertible notes of the Company issued in 2006, there was no beneficial conversion feature exists at the inception of the instrument, and the equity component are reclassified to liabilities component, and the imputed interest is adjusted in the income statement.

     (c) Under HKFRSs, in accordance with the Company's accounting policies, revaluation of investment properties is performed annually, instead of providing depreciation on the historical cost. The revalued amount becomes the deemed cost base of the assets of the Company or its affiliates and no depreciation is provided. Under US GAAP, financial statements are required to be prepared on a historical cost basis. Accordingly, an adjustment is provided so that the investment properties are stated at cost, less accumulated depreciation.

     (d) Under HKFRSs, prior to the adoption of the new HKFRSs on 1 January 2005, hotel properties are stated at cost less accumulated impairment loss. No depreciation or amortization is provided on the hotel properties. Under US GAAP, hotel properties are stated at historical cost less accumulated depreciation and impairment loss. Such difference in accounting for hotel properties under HKFRSs and US GAAP had a significant impact on the Company's equity method affiliate's results of operations or financial position for the year ended 31 December 2004. The equity method affiliate became a subsidiary of the Company in 2005 and the adjustments attributable to this equity method affiliate were reversed to the negative goodwill arising on its acquisition which were then allocated on a pro rata basis to the fair values of all acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other post-retirement benefit plans, and any other current assets.

          After the adoption of the new HKFRSs on 1 January 2005, hotel properties are also stated at cost less accumulated depreciation and impairment loss under HKFRSs. However, as the depreciable cost of hotel properties under US GAAP is adjusted by the negative goodwill and deferred taxation, additional depreciation of hotel properties (net of minority interests) is charged under US GAAP.

     (e) Under HKFRSs, where an impairment loss subsequently reverses, the carrying amount of the assets is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. Under US GAAP, any reversal of impairment loss is prohibited, and as such, the effects of such reversals are eliminated.

WING ON TRAVEL (HOLDINGS) LIMITED

52. SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP") - continued

     The adjustments necessary to present net profit (loss) and shareholders' equity in accordance with US GAAP, for the three years ended 31 December 2006, 2005 and 2004, respectively, are shown in the tables set out below.

                                                       2006      2005      2004
                                                     -------   -------   -------
                                                     HK$'000   HK$'000   HK$'000
(Loss) profit attributable to shareholders
   of the parent as reported under HKFRSs            (71,748)   31,109     8,556
US GAAP adjustments:
Additional depreciation of hotel properties
   (net of minority interests) (Note 52d)             (2,455)   (7,732)   (9,789)
Impact of reversing the impairment loss in
   respect of leasehold land and
   buildings (Note 52 e)                                (894)   (4,874)   (4,511)
Impact of reversing the imputed interest
   (Note 52 b)                                        18,390        --        --
Gain on disposal of investment property
   (Note 52 c)                                         3,362        --        --
Additional share of results of associates
   (net of minority interests) (Note 52 a)               226       398        --
Impact of reversing the impairment loss in
   respect of properties under construction
   (Note 52 e)                                            --      (900)       --
Increase in fair value of investment property
   (Note 52 c)                                            --      (619)   (2,000)
Excess of fair value of net assets acquired over
   cost of acquisition being allocated to interest
   in associates (Note 52 a)                              --   (34,574)       --
Impact of negative goodwill amortization
   (Note 52 a)                                            --        --    (1,863)
Adjusted loss on partial disposal of subsidiaries
   (Note 52 a)                                            --     2,811       --
Interest expense attributable to amortization
   of the beneficial conversion feature
   embedded in the convertible notes (Note 52 b)          --        --    (5,368)
                                                     -------   -------   ------
Net loss under US GAAP                               (53,119)  (14,381)  (14,975)
                                                     ========  ========  =======

WING ON TRAVEL (HOLDINGS) LIMITED

52. SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP") - continued

                                            HK$     HK$     HK$
Loss per share under US GAAP - basic and
   diluted                                 (0.10)  (0.03)  (0.07)
                                            ====    ====    ====

     In addition, interest income and exchange gain for the year ended 31 December 2006 of HK$31,789,000 and HK$92,000 respectively (2005:
     HK$4,722,000 and HK$81,000; and 2004: HK$3,381,000 and HK$135,000)
     classified as a component of other income for HKFRSs purposes is considered to be non-operating income for US GAAP purposes.

                                                                     2006       2005
                                                                  ---------   -------
                                                                   HK$'000    HK$'000
Equity attributable to shareholders of the parent as reported
   under HKFRSs                                                   1,255,312   978,976
US GAAP adjustments:
   Reversal of net US GAAP adjustments attributable
      to equity method affiliate which became a
      subsidiary in 2004                                              7,712     7,712
   Impact of derecognition of negative goodwill                     (72,651)  (72,651)
   Impact of negative goodwill from acquisition of subsidiaries     (34,574)  (34,574)
   Adjusted loss on partial disposal of subsidiaries                  2,811     2,811
   Additional share of results of associates (net of minority
      interests)                                                        624       398
   Additional depreciation of hotel properties (net of
      minority interests)                                           (19,976)  (17,521)
   Impact of reversing the impairment loss in respect of
      leasehold land and buildings                                  (10,279)   (9,385)
   Impact of reversing the impairment loss in respect of
      properties under construction                                    (900)     (900)
   Impact of negative goodwill amortization                          (1,863)   (1,863)
   Impact of reversing the convertible notes reserve               (205,139)       --
   Impact of reversing the imputed interest                          18,390        --
   Impact of reversing (increase in) the fair value of
     investment property                                                573    (2,789)
                                                                  ---------   -------
Equity attributable to shareholders of the parent
   under US GAAP                                                    940,040    850,214
                                                                  =========   =======

WING ON TRAVEL (HOLDINGS) LIMITED

52. SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP") - continued

     Other comprehensive loss

                                            2006      2005      2004
                                          -------   -------   -------
                                          HK$'000   HK$'000   HK$'000
US GAAP loss                              (74,871)  (14,381)  (14,975)
Foreign currency translation adjustment    21,122    11,015      (757)
                                           ------    ------    ------
Comprehensive loss                        (53,749)   (3,366)  (15,732)
                                           ======    ======    ======

                                     2006        2005
                                  ---------   ---------
                                   HK$'000     HK$'000
Total assets
Total assets under US GAAP        3,703,702   2,904,220
                                  =========   =========
Total liabilities
Total liabilities under US GAAP   2,334,844   1,617,579
                                  =========   =========

     Valuation allowances

     Roll forward schedule of allowances for doubtful assets (all related to continuing operations)

     For the year ended 31 December 2006

                                                 Charged to
                                                  costs and
                                      1.1.2006    expenses    Write-off   31.12.2006
                                      --------   ----------   ---------   ----------
                                       HK$'000     HK$'000     HK$'000      HK$'000
Allowance for doubtful debts            34,428       737          --         35,165
Allowance for advances to service
   suppliers                           209,385        --          --        209,385
Allowance for short term investment
   deposit                              23,000        --          --         23,000
                                       =======       ===         ===        =======

WING ON TRAVEL (HOLDINGS) LIMITED

52. SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP") - continued

     For the year ended 31 December 2005

                                                 Charged to
                                                  costs and
                                      1.1.2005    expenses    Write-off   31.12.2005
                                      --------   ----------   ---------   ----------
                                       HK$'000     HK$'000     HK$'000      HK$'000
Allowance for doubtful debts            33,952       476          --         34,428
Allowance for advances to service
   suppliers                           209,385        --          --        209,385
Allowance for short term investment
   deposit                              23,000        --          --         23,000
                                       =======       ===         ===        ========

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
                                       =======      =====        ===        =======

     Recently issued accounting pronouncements

     In September 2005, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty". EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, "Accounting for Nonmonetary Transactions", when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

     In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - which amends FASB Statements No. 133 and 140". This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. This statement simplifies accounting for certain hybrid financial instruments by permitting fair value measurement for a hybrid instrument that contains an embedded derivative that would otherwise require bifurcation. The Company does not expect that the adoption of SFAS 155 will have a material impact on its consolidated financial position, results of operations or cash flows.

WING ON TRAVEL (HOLDINGS) LIMITED

52. SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP") - continued

     In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109", or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes", or SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

     In September 2006, the U. S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

     In September 2006 the FASB issued FASB Statement No. 157, ("SFAS 157"), "Fair Value Measurement. " SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. " SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), an amendment of FASB No. 115. This statement permits entities to choose to measure many financial instrument and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities without having to apply complex hedge accounting provisions. SFAS No. 159 is effective from fiscal year commencing November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 159 on its consolidated financial position, cash flows, and results of operations.

                           HANGZHOU ZHONGCE RUBBER CO., LTD.

                           Report of Independent Registered Public
                           Accounting Firm and Consolidated Financial Statements for the years ended December 31, 2004, 2005 and 2006

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HANGZHOU ZHONGCE RUBBER CO., LTD.

Report of Independent Registered Public Accounting Firm...........       F-76
Consolidated Statements of Operations and Comprehensive Income
   for the years ended December 31, 2004, 2005 and 2006...........       F-77
Consolidated Balance Sheets as of December 31, 2005 and 2006......   F-78 & F-79
Consolidated Statements of Owners' Equity for the years
   ended December 31, 2004, 2005 and 2006.........................       F-80
Consolidated Statements of Cash Flows for the years ended
   December 31, 2004, 2005 and 2006...............................   F-81 & F-82
Notes to Consolidated Financial Statements........................   F-83 - F-97

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hangzhou Zhongce Rubber Co., Ltd.

We have audited the accompanying consolidated balance sheets of Hangzhou Zhongce Rubber Co., Ltd. and its subsidiaries (collectively referred as the "Group") as of December 31, 2005 and 2006, and the related consolidated statements of operations and comprehensive income, owners' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States Dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(k). Such United States Dollar amounts are presented solely for the convenience of the readers in the United States of America.

DELOITTE TOUCHE TOHMATSU
Hong Kong
December 31, 2007 (July 28, 2008 as to note 11)

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                             (AMOUNTS IN THOUSANDS)

                                                               YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------------
                                                    2004         2005         2006         2006
                                                 ----------   ----------   ----------   ---------
                                                     RMB          RMB          RMB          US$
REVENUES:
   - third parties............................    4,960,335    6,406,337    8,822,599    1,130,508
   - related parties..........................       60,900      100,015      116,106       14,878
                                                 ----------   ----------   ----------   ----------
Total.........................................    5,021,235    6,506,352    8,938,705    1,145,386
COST OF REVENUES..............................   (4,450,538)  (5,771,884)  (8,190,449)  (1,049,506)
                                                 ----------   ----------   ----------   ----------
Gross profit..................................      570,697      734,468      748,256       95,880
Selling, general and administrative expenses..     (342,123)    (437,536)    (544,178)     (69,730)
                                                 ----------   ----------   ----------   ----------
OPERATING INCOME..............................      228,574      296,932      204,078       26,150
NON-OPERATING INCOME (EXPENSES):
Interest income...............................        1,845        3,692        4,584          587
Interest expenses.............................      (82,471)     (94,680)    (130,400)     (16,709)
Other income..................................        6,612        1,690          334           43
                                                 ----------   ----------   ----------   ----------
INCOME BEFORE INCOME TAXES
   AND MINORITY INTERESTS.....................      154,560      207,634       78,596       10,071
Income tax expenses (note 6)..................      (35,676)     (46,892)     (16,337)      (2,093)
Minority interests............................       (8,814)     (19,413)      (5,964)        (764)
                                                 ----------   ----------   ----------   ----------
NET INCOME AND COMPREHENSIVE INCOME...........      110,070      141,329       56,295        7,214
                                                 ==========   ==========   ==========   ==========

          See accompanying notes to consolidated financial statements.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                           CONSOLIDATED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                                        AS OF DECEMBER 31,
                                                 -------------------------------
                                                    2005        2006       2006
                                                 ---------   ---------   -------
                                                    RMB         RMB        US$
ASSETS
Current assets:
   Cash and cash equivalents..................     344,974     304,464    39,013
   Restricted cash............................      68,841      76,155     9,758
   Accounts receivable, net of allowance for
     doubtful receivables of Rmb57,045 in 2005
     and Rmb53,719 (US$6,883) in 2006.........     739,728     917,534   117,571
   Other receivables..........................       9,015      36,608     4,691
   Inventories (note 3).......................   1,379,381   1,718,457   220,199
   Prepaid expenses and other current assets..      58,340      72,078     9,236
   Due from related companies (note 9)........       9,178       9,680     1,240
   Deferred tax assets (note 6)...............      42,988      63,291     8,110
                                                 ---------   ---------   -------
   Total current assets.......................   2,652,445   3,198,267   409,818
Prepayments for equipment.....................      88,684     146,306    18,747
Property, plant and equipment, net (note 4)...   2,386,051   2,561,863   328,271
Land use rights (note 4)......................      63,613     126,711    16,237
Deferred tax assets (note 6)..................       7,408       6,788       870
Other assets..................................         441       2,231       286
                                                 ---------   ---------   -------
  Total assets................................   5,198,642   6,042,166   774,229
                                                 =========   =========   =======

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                             (AMOUNTS IN THOUSANDS)

                                                               AS OF DECEMBER 31,
                                                         -------------------------------
                                                            2005        2006       2006
                                                         ---------   ---------   -------
                                                            RMB         RMB        US$
LIABILITIES AND OWNERS' EQUITY
Current liabilities:
   Short-term bank loans (note 5).....................   1,753,789   2,181,066   279,477
   Current portion of long-term bank loans (note 5)...      97,000     164,000    21,015
   Accounts payable...................................   1,072,080   1,111,894   142,476
   Other payables.....................................     415,182     535,175    68,575
   Accrued liabilities................................     163,004     254,362    32,593
   Income taxes payable ..............................      29,220      25,585     3,278
   Loans from related companies (note 9)..............      87,201      30,592     3,920
                                                         ---------   ---------   -------
   Total current liabilities..........................   3,617,476   4,302,674   551,334
Long-term bank loans, net of current portion
   (note 5)...........................................     437,000     533,000    68,297
Due to a shareholder..................................          67         134        17
                                                         ---------   ---------   -------
   Total liabilities..................................   4,054,543   4,835,808   619,648
                                                         ---------   ---------   -------
Commitments and contingencies (note 7)
Minority interests....................................     208,999     214,963    27,545
                                                         ---------   ---------   -------
Owners' equity:
   Registered capital.................................     613,603     613,603    78,626
   Additional paid-in capital.........................      20,266      20,266     2,597
   Retained earnings..................................     301,231     357,526    45,813
                                                         ---------   ---------   -------
   Total owners' equity...............................     935,100     991,395   127,036
                                                         ---------   ---------   -------
   Total liabilities and owners' equity...............   5,198,642   6,042,166   774,229
                                                         =========   =========   =======

          See accompanying notes to consolidated financial statements.

                       HANGZHOU ZHONGCE RUBBER CO., LTD.

                    CONSOLIDATED STATEMENTS OF OWNERS' EQUITY

                             (AMOUNTS IN THOUSANDS)

                                              ADDITIONAL
                                 REGISTERED     PAID-IN    RETAINED
                                   CAPITAL      CAPITAL    EARNINGS    TOTAL
                                 ----------   ----------   --------   -------
                                     RMB          RMB         RMB       RMB
Balance at January 1, 2004....     613,603      20,266       49,832   683,701
Net income....................          --          --      110,070   110,070
                                   -------      ------      -------   -------
Balance at December 31, 2004..     613,603      20,266      159,902   793,771
Net income....................          --          --      141,329   141,329
                                   -------      ------      -------   -------
Balance at December 31, 2005..     613,603      20,266      301,231   935,100
Net income....................          --          --       56,295    56,295
                                   -------      ------      -------   -------
Balance at December 31, 2006..     613,603      20,266      357,526   991,395
                                   =======      ======      =======   =======
Balance at December 31, 2006
   (in US$)...................      78,626       2,597       45,813   127,036
                                   =======      ======      =======   =======

          See accompanying notes to consolidated financial statements.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                                YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                         2004       2005       2006       2006
                                                       --------   --------   --------   -------
                                                          RMB        RMB        RMB       US$
Cash flows from operating activities:
   Net income ......................................    110,070    141,329     56,295     7,214
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Minority interests ...........................      8,814     19,413      5,964       764
      Deferred income taxes ........................    (18,199)   (11,872)   (19,683)   (2,517)
      Loss (gain) on disposal of property, plant and
         equipment .................................        (67)     3,327       (924)     (118)
      Depreciation .................................    178,075    246,658    271,045    34,731
      Amortization .................................      2,197      2,196      3,037       389
   Changes in operating assets and liabilities:
      Accounts and other receivables, net ..........   (180,190)   (78,837)  (205,399)  (26,319)
      Inventories ..................................   (182,410)  (454,404)  (339,076)  (43,449)
      Prepaid expenses and other current assets ....    (24,256)    28,887    (13,738)   (1,760)
      Due from related companies ...................    (59,833)      (653)      (502)      (64)
      Other assets .................................      6,812        149     (1,790)     (229)
      Accounts payable and other payables ..........    304,757    519,409    159,807    20,477
      Accrued liabilities ..........................     45,192     10,585     91,358    11,706
      Income taxes payable .........................     24,701     (1,488)    (3,635)     (466)
                                                       --------   --------   --------   -------
   Net cash provided by operating activities .......    215,663    424,699      2,759       359
                                                       --------   --------   --------   -------

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                             (AMOUNTS IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                           2004       2005       2006       2006
                                                         --------   --------   --------   -------
                                                            RMB        RMB        RMB        US$
Cash flows from investing activities:
   Purchase of property, plant and equipment .........   (625,792)  (722,394)  (506,733)  (64,939)
   Purchase of land use rights .......................         --         --    (66,134)   (8,474)
   Decrease (increase) in restricted bank deposits ...     12,360    (29,917)    (7,314)     (937)
   Proceeds from disposal of property, plant and
      equipment ......................................     15,637      1,296      3,177       407
   Consolidation of variable interest entity, net cash
      acquired .......................................     35,058         --         --        --
                                                         --------   --------   --------   -------
Net cash used in investing activities ................   (562,737)  (751,015)  (577,004)  (73,943)
                                                         --------   --------   --------   -------
Cash flows from financing activities:
   Net increase in short-term bank loans .............    474,306    176,437    427,277    54,750
   Proceeds from long-term bank loans ................    147,000    245,000    260,000    33,316
   Dividends paid ....................................    (20,116)        --         --        --
   Repayment of long-term bank loans .................   (120,000)   (64,000)   (97,000)  (12,428)
   Repayment of loans from a related company .........       (523)    81,360    (56,609)   (7,254)
   Increase in amount due to a shareholder ...........         --         --         67         9
                                                         --------   --------   --------   -------
Net cash provided by financing activities ............    480,667    438,797    533,735    68,393
                                                         --------   --------   --------   -------
Net increase (decrease) in cash and cash
   equivalents .......................................    133,593    112,481    (40,510)   (5,191)
Cash and cash equivalents, beginning of the year .....     98,900    232,493    344,974    44,204
                                                         --------   --------   --------   -------
Cash and cash equivalents, end of the year ...........    232,493    344,974    304,464    39,013
                                                         ========   ========   ========   =======
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest paid - net of amounts capitalized .....     82,525     94,129    128,827    16,508
      Income tax paid ................................     30,563     60,252     39,655     5,081
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

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

1.   ORGANIZATION AND BASIS OF PREPARATION

     Hangzhou Zhongce Rubber Co., Ltd. (the "Company") was incorporated in the People's Republic of China (the "PRC") on June 12, 1992. The Company has a 51.24% equity interest in Hangzhou Fu Chun Jiang Chemical Industrial Co., Ltd. ("FCJ"), incorporated in the PRC for a term of 20 years commencing from September 28, 2001. The Company is engaged in the manufacture and sale of rubber tires in the PRC. FCJ is engaged in the manufacture and sale of tire rubber and carbon powder.

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

     In January 2004, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 46 ("FIN 46") which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2004, the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2005, unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ended December 31, 2004. The Company had early adopted FIN 46 (revised) effective January 1, 2005 and has consolidated Hangzhou Sunrise as its variable interest entity for the years ended December 31, 2005 and 2006.

     The following financial statements amounts and balances of Hangzhou Sunrise for the year ended December 31, 2005 and 2006 were included in the consolidated financial statements:

                          2005        2006
                       ---------   ---------
                          Rmb         Rmb
Total assets .......   1,148,657   1,225,539
Total liabilities ..    (792,840)   (868,230)
Total revenue ......     561,084     645,693
Net income .........      33,095       1,491

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

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

1.   ORGANIZATION AND BASIS OF PREPARATION - continued

     The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for the special purpose of filing with the United States Securities and Exchange Commission for complying with Article 3-09 of Regulation S-X of the Securities Act 1933 as the Company is a significant equity method investee of China Enterprises Limited.

     These consolidated financial statements are prepared assuming that the Group will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. The Group has net current liabilities of Rmb1,104,407 as of December 31, 2006, which may not allow it to meet its financial commitments as and when these fall due.

     The consolidated financial statements do not include any adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classification that might be necessary if the Group be unable to continue as a going concern.

     The Group's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis and to obtain additional financing as may be required.

     The Group has historically met cash needs from borrowings and operating cash flows. Subsequent to the balance sheet date, certain banks have extended or provided additional funding to the Group. In addition, the Group obtained the letter of support from a shareholder to provide financial support to meet its debts when they fall due in the foreseeable future.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF CONSOLIDATION

          The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company, its majority owned subsidiary, FCJ, and a variable interest entity, Hangzhou Sunrise. Intercompany transactions and balances have been eliminated on consolidation.

     (B)  REVENUES

          Revenues represent the invoiced value of goods, net of value-added tax ("VAT") and other sales taxes, supplied to customers. Revenues are recognized upon delivery and acceptance of goods by the customers. The Group permits the return of damaged or defective products and accounts for these returns as deduction from sales. The estimated return is accrued at the time the sale is recognized, based on historical experience.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (C)  SHIPPING AND HANDLING FEES AND COSTS

          Costs for transportation of products to customers is recorded as selling, general and administrative expenses, and amounted to Rmb141,031, Rmb165,377 and Rmb198,870 (US$25,483) for the years ended
          December 31, 2004, 2005 and 2006, respectively.

     (D)  CASH AND CASH EQUIVALENTS

          The Group considers cash on hand and demand deposits with banks with an original maturity of three months or less when purchased to be cash and cash equivalents.

     (E)  INVENTORIES

          Inventories are stated at the lower of cost, on an average cost basis, or market value. Costs of work-in-progress and finished goods comprise direct materials, direct labor and an attributable proportion of production overheads.

     (F)  PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment is stated at cost less accumulated depreciation.

          Depreciation is computed using the straight-line method over the assets' remaining estimated economic useful lives. The estimated useful lives are as follows:

Buildings                                  20 years
Machinery and equipment                    10 years
Motor vehicles                              5 years
Furniture, fixtures and office equipment    5 years

          Construction-in-progress represents factory and office buildings under construction and plant and machinery pending installation. Interest capitalized was Rmb7,904, Rmb16,217 and Rmb15,133 (US$1,939) for the years ended December 31, 2004, 2005 and 2006, respectively. Assets under construction are not depreciated until construction completed and the assets is ready for their intended use.

     (G)  LAND USE RIGHTS

          Land use rights represent prepaid rent for land under operating lease arrangements. Land use rights are amortized and recognized as rent expense over the lease term.

                       HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (H)  IMPAIRMENT OF LONG LIVED ASSETS

          The Group evaluates the impairment of long-lived assets based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values.

     (I)  INCOME TAXES

          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and unutilized tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply when those temporary differences are expected to reverse. Valuation allowances are recorded to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

     (J)  PRODUCT WARRANTY

          The estimated cost of product warranty claims is accrued at the time the sale is recognized, based on historical experience.

     (K)  FOREIGN CURRENCIES

          The functional currency of the Company and its subsidiaries is Renminbi.. Foreign currency transactions have been converted into Renminbi at the exchange rates prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the exchange rates prevailing at the balance sheet dates. Exchange differences are included in the consolidated statement of income. The Group had foreign exchange gains (loss) of Rmb2,782, Rmb(5,557) and Rmb(6,257) (US$(802)) in 2004, 2005 and 2006, respectively.

          The Renminbi is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (K)  FOREIGN CURRENCIES - continued

          Convenience translation

          The translation of Renminbi (Rmb) amounts into United States dollar (US$) amounts are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb7.8041, the noon buying rates from Federal Reserve Bank of New York on December 29, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that or at any other rate.

     (L)  RESTRICTED CAPITAL

          In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the Group maintains discretionary capital, which includes a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The Company and FCJ have to set aside 5% of or a higher percentage as determined by the respective board of directors of the Company and FCJ of its net income after tax as reflected in their statutory financial statements for each of general reserve fund and enterprise expansion fund (except where the fund has reached 50% of the registered capital of the Company and FCJ, respectively). There is no specific requirement for appropriation for Hangzhou Sunrise. The Group's appropriations to the general reserve fund and the enterprise expansion fund are included in retained earnings and are non-distributable.

          Included in the retained earnings of the Group as of December 31, 2005 and 2006, was non-distributable amounts of Rmb13,233 (US$1,696).

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

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (N)  CONCENTRATION OF CREDIT RISK

          The Group's financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, restricted cash, accounts and other receivables and advances to related parties. The Group's cash and cash equivalents and restricted cash are high-quality deposits placed with banking institutions with high credit ratings; therefore, the credit risk is limited. The accounts receivable largely represent amounts due from the Group's customers and the concentrations of credit risk associated with the accounts receivable are considered minimal due to the Group's diverse customer base. In no period did sales to any one customer accounts for 10% or more of the Group's sales. The Group maintains allowances to cover potential bad debts and believes that no significant credit risk exists as a result of its diverse group of customers. Credit losses, when realized, have historically been within the range of management's expectations. The other receivables comprise principally deposits to suppliers and other tax receivable. The Company does not believe there is a significant credit risk from any of these counterparties as they are either major suppliers of the Group or local government authorities. The Group has reviewed the credit worthiness and financial position of its affiliate for credit risks associated with advances to these entities. This affiliate has good credit standing and the Group does not expect to incur significant loss for uncollected advances from these entities.

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

     (P)  COMPREHENSIVE INCOME

          Comprehensive income consists of net income and other gains and losses affecting owners' equity that are excluded from net income. Comprehensive income only represents the Group's net income and has been disclosed within the consolidated statements of operations and comprehensive income.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (Q)  ADVERTISING EXPENSES

          Advertising expenses were Rmb2,856, Rmb1,927 and Rmb3,204 (US$411) for the years ended December 31, 2004, 2005 and 2006, respectively.

     (R)  GOVERNMENT SUBSIDIES

          Government subsidies are recognized when received and all the conditions for their receipt have been met. Government subsidies are recognized as other income in the consolidated statements of income and comprehensive income in the period in which the related expenditure are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and are recognized as income over the periods and in the proportions in which depreciation on those assets is charged.

     (S)  RESTRICTED CASH

          Bank deposits pledged as security for bank guarantees and bank drafts, and those bank balances for staff housing benefits (see note 10) amounted to Rmb68,841 and Rmb76,155 (US$9,758) as of December 31, 2005, and 2006, respectively, and are presented as restricted cash in the consolidated balance sheets.

     (T)  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

          In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - which amends FASB Statements No. 133 and 140". This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. This statement simplifies accounting for certain hybrid financial instruments by permitting fair value measurement for a hybrid instrument that contains an embedded derivative that would otherwise require bifurcation. The Company does not expect that the adoption of SFAS 155 will have a material impact on its consolidated financial position, results of operations or cash flows.

          In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109", or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes", or SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (T)  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - continued

          In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross Versus Net Presentation)" ("EITF 06-3"). The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (i.e. gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods presented. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Group is currently evaluating the impact, if any, of this statement on its consolidated financial statements and related disclosures.

          In September 2006 the FASB issued FASB Statement No. 157, ("SFAS 157"), "Fair Value Measurement". SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date". SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

          In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), an amendment of FASB No. 115. This statement permits entities to choose to measure many financial instrument and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities without having to apply complex hedge accounting provisions. SFAS No. 159 is effective from fiscal year commencing November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 159 on its consolidated financial position, cash flows, and results of operations.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     (T)  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - continued

          In December 2007, the FASB issued SFAS No. 141R, "Business Combination", to improve reporting creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating whether the adoption of SFAS No. 141R will have a significant effect on its consolidated financial position, results of operations or cash flows.

          In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" to improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversify that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                         2005        2006
                      ---------   ---------
                         Rmb         Rmb
Raw materials .....     492,807     652,165
Work-in-progress ..      80,322      79,809
Finished goods ....     806,252     986,483
                      ---------   ---------
                      1,379,381   1,718,457
                      =========   =========

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

4.   PROPERTY, PLANT AND EQUIPMENT AND LAND USE RIGHTS

                                                              2005        2006
                                                           ---------   ----------
                                                              Rmb          Rmb
Property, plant and equipment consists of the following:

At cost:

Buildings ..............................................     520,312      599,486
Machinery and equipment ................................   2,470,736    2,805,671
Motor vehicles .........................................      23,201       25,891
Furniture, fixtures and office equipment ...............      69,045      112,199
                                                           ---------   ----------
Total ..................................................   3,083,294    3,543,247

Less: Accumulated depreciation and amortization ........    (961,486)  (1,225,769)
Construction-in-progress ...............................     264,243      244,385
                                                           ---------   ----------
Total ..................................................   2,386,051    2,561,863
                                                           =========   ==========

     Depreciation and amortization expenses were Rmb180,272, Rmb248,854 and Rmb274,082 (US$35,120) for the years ended December 31, 2004, 2005 and 2006, respectively.

     As of December 31, 2005 and 2006, the Group has not yet obtained land use right certificates on certain of their land use rights with a carrying amount of Rmb62,227, and Rmb2,300 (US$295), respectively. As of December 31, 2005 and 2006, Hangzhou Sunrise has pledged land use rights having a carrying amount of Rmb58,251 (US$7,464) to secure bank loans to the Group.

5.   BANK LOANS

     As of December 31, 2005 and 2006, long-term bank loans of Rmb39,000 and Rmb29,000 (US$3,716) were secured by land use right, respectively. Long-term bank loans carry fixed interest rates and had average annual interest rates of approximately 5.85% in 2005 and 5.90% in 2006.

     The outstanding balances of long-term bank loans as of December 31, 2006 were repayable as follows:

                           Rmb
                        -------
2007 ................   164,000
2008 ................   408,000
2009 ................    65,000
2010 ................        --
2011 ................    60,000
                        -------
                        697,000
                        =======

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

5.   BANK LOANS - continued

     As of December 31, 2005 and 2006, short-term bank loans are repayable on demand or within twelve months from the balance sheet dates.

     As of December 31, 2005 and 2006, Rmb610,000 and Rmb614,000 (US$78,677) of
     the short-term bank loans were guaranteed by related parties. Also, short-term bank loans of Rmb26,000 (US$3,332) were secured by land use right of the Group as of December 31, 2005 and 2006. The short-term bank loans carried fixed interest rates and the average annual interest rates were approximately 5.17% in 2005 and 5.25% in 2006, respectively.

6.   INCOME TAXES

     Income taxes consists of:

                 2004      2005      2006
               -------   -------   -------
                 Rmb       Rmb       Rmb
Current ....    53,875    58,764    36,020
Deferred ...   (18,199)  (11,872)  (19,683)
               -------   -------   -------
                35,676    46,892    16,337
               =======   =======   =======

     The Group is subject to income tax rates from 15% to 33%. The Company was subject to State united income tax rate of 15% and a local income tax rate of 1.5% except for two branches of the Company, Xin An Jiang and Yong Gu, were subject to State united income tax rate of 30% and the local income tax rate of 3%. FCJ and Hangzhou Sunrise were subject to State united income tax rate of 30% and the local income tax rate of 3%.

     The reconciliation of the effective income tax rate based on profit before income taxes and minority interests stated in the consolidated statements of operations to the statutory income tax rates in the PRC is as follows:

                                               2004   2005   2006
                                               ----   ----   ----
Tax provision at PRC enterprise income
   tax rates ...............................    33%    33%    33%
Effect of Company's lower income tax rate ..   (12%)  (12%)  (12%)
Underprovision from prior years ............     5%     1%    --
Valuation allowance ........................    --     (2%)   --
Others .....................................    (3%)    3%    --
                                               ---    ---    ---
Effective tax rate .........................    23%    23%    21%
                                               ===    ===    ===

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

6.   INCOME TAXES - continued

     The tax impact of temporary differences give rise to the following deferred tax assets:

                                          2005    2006
                                        ------   ------
                                          Rmb      Rmb
Allowance for doubtful receivables ..    9,709    9,026
Warranty expenses ...................   24,967   40,741
Accrued liabilities .................    4,440   11,396
Depreciation ........................    7,615    6,787
Others ..............................    3,872    2,129
                                        ------   ------
Total deferred tax assets ...........   50,603   70,079
Valuation allowance .................     (207)      --
                                        ------   ------
                                        50,396   70,079
                                        ======   ======

     Deferred tax asset is classified as follows:

                  2005     2006
                 ------   ------
                   Rmb      Rmb
Current ......   42,988   63,292
Non-current ..    7,408    6,787
                 ------   ------
                 50,396   70,079
                 ======   ======

7.   COMMITMENTS AND CONTINGENCIES

     As of December 31, 2005 and 2006, the Group had outstanding capital commitments for construction of factory premises and purchase of equipment amounting to approximately Rmb247,445 and Rmb283,225 (US$36,291), respectively.

     The Group leases certain of its warehouses under non-cancelable operating leases expiring at various dates through fiscal 2008. Rental expense was Rmb12,079, Rmb19,960 and Rmb25,920 (US$3,321) for the years ended December 31, 2004, 2005 and 2006, respectively.

     Minimum lease payments as of December 31, 2006 is:

                                   Rmb
                                  -----
2007 ..........................   4,524
2008 ..........................   2,304
                                  -----
Total minimum lease payments ..   6,828
                                  =====

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

7.   COMMITMENTS AND CONTINGENCIES - continued

     The Group also records an estimate of the product warranty obligation at the time of sale based on the Group's historical experience. Changes in product warranty provision are as follows:

                                    2005       2006
                                  --------   --------
                                     Rmb        Rmb
Balance at beginning of year ..     43,600     48,800
Warranties paid ...............   (141,294)  (156,572)
Warranty provision ............    146,494    169,072
                                  --------   --------
Balance at end of year ........     48,800     61,300
                                  ========   ========

     In addition, the Group provided guarantees to related companies as of December 31, 2006, details of which are detailed in note 9(c). These guarantees are full and unconditional and would require the Group to make scheduled payments immediately if the related companies failed to do so.

     As of December 31, 2006, the Group estimated the maximum potential future payments of the guarantees to be Rmb650,000 (US$83,290). Historically, the Group had not made any payment for these guarantees and considered the probability of the default by the related companies to below. As a result, the Group estimated that the fair value of the obligations assumed under guarantees as of December 31, 2006 to be Rmb4,465 (US$572) and recognized a liability for such amount in the financial statements.

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

8.   DISTRIBUTION OF PROFIT

     The Group declares dividends based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under US GAAP. The Group had an aggregate retained earnings on a consolidation basis of Rmb308,083 and Rmb348,566 (US$44,664) as of December 31, 2005 and 2006, as reported in their statutory financial statements.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

9.   RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

     (A)  DUE FROM RELATED COMPANIES

          The amounts due from related companies primarily arise from sales of tires and are unsecured, non-interest bearing and repayable at the end of credit periods granted ranging from 90 days to 180 days.

          The loans from related companies represent funds advanced to the Group and are unsecured and repayable within 1 year. The balance is interest-free

     (B) PURCHASES FROM RELATED PARTIES/SALES OF PROPERTY, PLANT AND EQUIPMENT TO A RELATED PARTY

          The Company paid sub-contracting charges to a related company of approximately Rmb23,486, Rmb26,350 and Rmb25,476 (US$3,264) for tire processing for the year ended December 31, 2004, 2005 and 2006, respectively.

          The Group recorded purchases from a related company of approximately Rmb28,188, Rmb54,101 and Rmb42,884 (US$5,495) for the years ended December 31, 2004, 2005 and 2006, respectively.

          The Company recorded sales of property, plant and equipment to a shareholder of approximately RmbNil, RmbNil and Rmb428 (US$55) that have been reflected in the Group's consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, respectively.

     (C)  CONTINGENT LIABILITIES

          As of December 31, 2005 and 2006, the Group had outstanding bank guarantees to related parties amounting to Rmb650,000 (US$83,290).

     (D)  USE OF TRADEMARKS

          For the years ended December 31, 2004, 2005 and 2006, the Group is entitled to use the trademarks owned by one of its owners free of charge for a period up to June 27, 2009.

                        HANGZHOU ZHONGCE RUBBER CO., LTD.

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

10.  STAFF RETIREMENT PLANS

     All of the Chinese employees of the Group are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The Group is only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 20% to 23.5% of basic monthly salaries for the year ended December 31, 2004, at rates ranging from 14% to 22% of basic monthly salaries for the year ended December 31, 2005 and at rates ranging from 14% to 20% of basic monthly salaries for the year ended December 31, 2006. The expenses reported in the consolidated statements of operations and comprehensive income related to these arrangements were Rmb23,934, Rmb40,075 and Rmb64,006 (US$8,202) for the years ended December 31, 2004, 2005 and 2006, respectively.

     The Group and their employees are also required to contribute 5% of the monthly salaries to designated bank accounts opened by the Group under a regulation implemented by certain PRC municipal governments. Upon resignation or retirement of the employees, they are entitled to withdraw the principal and related interest from these bank accounts to purchase housing. These bank deposits cannot be withdrawn for other uses by the Group. As of December 31, 2005 and 2006, such restricted bank deposits amounted to Rmb12,579 and Rmb12,678 (US$1,625), respectively.

11.  POST BALANCE SHEET EVENTS

     Subsequent to December 2006, the Company became a defendant in a number of product liability lawsuits and claims seeking compensatory and, in some cases, punitive damages based on allegations that personal injury, property damage and/or other loss resulted from accidents caused by tire failures. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company believes that the resolution of these other matters currently pending will not individually or in the aggregate have a material adverse effect on the Company's financial condition or results of operations.

CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements
For the years ended December 31, 2004, 2005 and 2006

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                            CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm .........      F-98
Consolidated Financial Statements:
Consolidated Statements of Operations for the years ended
  December 31, 2004, 2005 and 2006 ..............................   F-99 & F-100
Consolidated Balance Sheets as of December 31, 2005 and 2006 ....      F-101
Consolidated Statements of Shareholders' Equity and Comprehensive
  (Loss) Income for the years ended December 31, 2004, 2005 and
  2006 ..........................................................      F-102
Consolidated Statements of Cash Flows for the years ended
  December 31, 2004, 2005 and 2006 ..............................  F-103 & F-104
Notes to Consolidated Financial Statements ......................  F-105 - F-124

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Enterprises Limited

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (the "Company") and its subsidiaries (collectively referred as the "Group") as of December 31, 2005 and 2006 and the related consolidated statements of operations, shareholders' equity and comprehensive (loss) income, and cash flows for each of the three year in the period ended December 31, 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(g). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE TOUCHE TOHMATSU
Hong Kong
November 28, 2007 (July 28, 2008 as to note 15)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

       (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                             YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                     2004        2005        2006        2006
                                                  ---------   ---------   ---------   ---------
                                                     RMB         RMB         RMB         US$
Revenue .......................................          --          --          --          --
General and administrative expenses ...........     (13,344)    (27,522)    (16,754)     (2,147)
                                                  ---------   ---------   ---------   ---------
OPERATING LOSS ................................     (13,344)    (27,522)    (16,754)     (2,147)
NON-OPERATING INCOME (EXPENSES):
Interest income ...............................      21,533      13,036      12,286       1,574
Interest expenses .............................        (601)         --          --          --
Other income ..................................          48          --         551          70
Change in fair value of conversion option
   (note 5) ...................................      59,929     (42,873)    (19,459)     (2,493)
Allowance for interest receivables from notes
   receivable .................................        (502)         --          --          --
Gain on disposal of partial interests in an
   equity method affiliate ....................      23,040          --          --          --
Allowance for advance to affiliate ............        (530)         --          --          --
                                                  ---------   ---------   ---------   ---------
Profit (loss) before income tax and equity in
   earnings at equity method affiliates .......      89,573     (57,359)    (23,376)     (2,996)
Income tax expense (note 8) ...................          --      (4,083)     (1,164)       (149)
Equity in earnings of equity method
   affiliates .................................      92,369      35,118       3,314         425
                                                  ---------   ---------   ---------   ---------
NET (LOSS) INCOME .............................     181,942     (26,324)    (21,226)     (2,720)
                                                  =========   =========   =========   =========

                      CONSOLIDATED STATEMENTS OF OPERATIONS

       (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

                                                             YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                     2004        2005        2006        2006
                                                  ---------   ---------   ---------   ---------
                                                     RMB         RMB         RMB         US$
Basic (loss) earnings per common share ........       20.18       (2.92)      (2.35)      (0.30)
                                                  =========   =========   =========   =========
Number of common shares
   used in the calculation of basic (loss)
   earnings per common share ..................   9,017,310   9,017,310   9,017,310   9,017,310
                                                  =========   =========   =========   =========

          See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

      (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES AND THEIR PAR VALUES)

                                                                           AS OF DECEMBER 31,
                                                                    -------------------------------
                                                                       2005        2006       2006
                                                                    ---------   ---------   -------
                                                                       RMB         RMB        US$
ASSETS
Current assets:
   Cash and cash equivalents ....................................      14,668       7,120       912
   Other receivables (less allowance for interest receivable of
      Rmb502 in 2005 and Nil in 2006) ...........................       3,832          --        --
   Prepaid expenses and other current assets ....................         337         288        37
   Due from related parties (note 12) ...........................          --           2        --
   Due from former ultimate parent company, an immediate parent
      company and fellow subsidiaries (note 12) .................          --         329        42
   Advance to an affiliate (note 4) .............................     110,972          --        --
   Notes receivable (note 3) ....................................       4,164          --        --
                                                                    ---------   ---------   -------
   Total current assets .........................................     133,973       7,739       991
Investments in and advances to equity method affiliates (less allowance of RMB7,601 in 2005 and Rmb7,601 in 2006)
   (note 4) .....................................................     491,992     461,961    59,195
Convertible note receivable from an affiliate, net (note 5) .....          --     247,781    31,750
Derivative instruments (note 5) .................................          --      43,454     5,568
Deposit paid for acquisition of properties (note 6) .............      58,000      58,000     7,432
Plant and equipment, net (note 7) ...............................         302         240        31
Other assets ....................................................           6           6         1
                                                                    ---------   ---------   -------
   Total assets .................................................     684,273     819,181   104,968
                                                                    =========   =========   =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Due to an affiliate (note 4) .................................          --       2,121       272
   Due to an intermediate parent company (notes 5 and 12) .......          --     203,025    26,015
   Accounts payable .............................................         303          --        --
   Other payables ...............................................       1,291          --        --
   Accrued liabilities ..........................................       6,096       6,535       837
   Due to former ultimate parent company (note 12) ..............       7,149          --        --
   Due to ultimate parent company (note 12) .....................          --         203        26
   Other taxes payable ..........................................       2,753       2,753       353
   Income taxes payable (note 8) ................................       4,083       5,247       672
                                                                    ---------   ---------   -------
   Total current liabilities ....................................      21,675     219,884    28,175
                                                                    ---------   ---------   -------
Commitments and contingencies (note 10)
Shareholders' equity:
   Supervoting common stock - par value US$0.01 per share
      (20,000,000 shares authorized; 3,000,000 shares outstanding at December 31, 2005 and Nil shares outstanding at
      December 31, 2006) (note 9) ...............................         244          --        --
   Common stock - par value US$0.01 per share (50,000,000 shares authorized; 6,017,310 shares outstanding at December 31,
      2005 and 9,017,310 shares outstanding at December 31,
      2006) (note 9) ............................................         526         770        99
   Additional paid-in capital ...................................   1,065,319   1,026,237   131,500
   Accumulated other comprehensive income .......................       3,220         227        29
   Accumulated deficit ..........................................    (406,711)   (427,937)  (54,835)
                                                                    ---------   ---------   -------
   Total shareholders' equity ...................................     662,598     599,297    76,793
                                                                    ---------   ---------   -------
   Total liabilities and shareholders' equity ...................     684,273     819,181   104,968
                                                                    =========   =========   =======

          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         AND COMPREHENSIVE (LOSS) INCOME

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                                                                     ACCUMULATED
                                                                                        OTHER
                                  SHARES OF                                            COMPRE-
                                 SUPERVOTING SHARES OF SUPERVOTING        ADDITIONAL   HENSIVE                       COMPREHENSIVE
                                    COMMON     COMMON     COMMON   COMMON   PAID-IN    (LOSSES)  ACCUMULATED             (LOSS)
                                    STOCK      STOCK      STOCK     STOCK   CAPITAL     INCOME     DEFICIT    TOTAL      INCOME
                                 ----------- --------- ----------- ------ ---------- ----------- ----------- ------- -------------
                                                           RMB       RMB      RMB        RMB         RMB       RMB        RMB
Balance at January 1, 2004 .....  3,000,000  6,017,310     244       526  1,033,253     1,131     (562,329)  472,825
Net income .....................         --         --      --        --         --        --      181,942   181,942    181,942
Dilution of interest in an
   equity method affiliate .....         --         --      --        --     14,306        --           --    14,306         --
Foreign currency translation
   adjustment relating to an
   equity method affiliate .....         --         --      --        --         --    (1,092)          --    (1,092)    (1,092)
                                 ----------  ---------    ----       ---  ---------    ------     --------   -------    -------
Balance at December 31, 2004 ...  3,000,000  6,017,310     244       526  1,047,559        39     (380,387)  667,981    180,850
                                                                                                                        =======
Net loss .......................         --         --      --        --         --        --      (26,324)  (26,324)   (26,324)
Dilution of interest in an
   equity method affiliate .....         --         --      --        --     17,760        --           --    17,760         --
Foreign currency translation
   adjustment relating to an
   equity method affiliate .....         --         --      --        --         --     3,181           --     3,181      3,181
                                 ----------  ---------    ----       ---  ---------    ------     --------   -------    -------
Balance at December 31, 2005 ...  3,000,000  6,017,310     244       526  1,065,319     3,220     (406,711)  662,598    (23,143)
                                                                                                                        =======
Net loss .......................         --         --      --        --         --        --      (21,226)  (21,226)   (21,226)
Transfer from supervoting common
   stock to common stock ....... (3,000,000) 3,000,000    (244)      244         --        --           --        --         --
Recognition of equity-settled
   share based payments ........         --         --      --        --      2,455        --           --     2,455         --
Dilution of interest in an
   equity method affiliate .....         --         --      --        --    (41,537)       --           --   (41,537)        --
Foreign currency translation
   adjustment relating to an
   equity method affiliate .....         --         --      --        --         --    (2,993)          --    (2,993)    (2,993)
                                 ----------  ---------    ----       ---  ---------    ------     --------   -------    -------
Balance at December 31, 2006 ...         --  9,017,310      --       770  1,026,237       227     (427,937)  599,297    (24,219)
                                 ==========  =========    ====       ===  =========    ======     ========   =======    =======
Balance at December 31, 2006
   (in US$) ....................                            --        99    131,500        29      (54,835)   76,793     (3,103)
                                                          ====       ===  =========    ======     ========   =======    =======

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                               YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                          2004      2005      2006     2006
                                                        -------   -------   -------   ------
                                                          RMB       RMB       RMB       US$
Cash flows from operating activities:
   Net income (loss) ................................   181,942   (26,324)  (21,226)  (2,720)
   Adjustments to reconcile net income (loss) to
      net cash used in operating activities:
      Change in fair value of conversion option .....   (59,929)   42,873    19,459    2,493
      Equity in earnings of equity method
         affiliates .................................   (92,369)  (35,118)   (3,314)    (425)
      Dividend received from associate ..............        --        --     1,868      239
      Gain on disposal of partial interest in an
         equity method affiliate ....................   (23,040)       --        --       --
      Allowance for advances to equity method
         affiliates .................................       530        --        --       --
      Depreciation and amortization .................        --        42        62        8
      Amortization of discount on subscription of
         convertible note receivable ................   (16,354)   (1,912)   (8,894)  (1,140)
   Changes in operating assets and liabilities:
      Other receivables .............................    (4,893)    2,642     3,832      492
      Prepaid expenses and other current assets .....        --      (317)       49        6
      Accounts and other payables ...................        10       (37)   (3,041)    (390)
      Accrued liabilities ...........................     1,213       282     1,886      242
      Income taxes payable ..........................        --     4,083     1,164      148
                                                        -------   -------   -------   ------
  Net cash used in operating activities .............   (12,890)  (13,786)   (8,155)  (1,047)
                                                        -------   -------   -------   ------
Cash flows from investing activities:
   Subscription of convertible note receivable ......   (74,926)       --        --       --
   Increase (decrease) in subscription payable ......    62,989   (62,989)       --       --
   (Increase) decrease in notes receivable ..........   (55,952)   24,298     4,164      534
   Payment for the deposit on acquisition of
      properties ....................................        --    (8,000)       --       --
   Investments in and advances to equity method
      affiliates, net ...............................    72,142   (37,122)   (2,227)    (285)
   Purchase of property, plant and equipment ........        --      (344)       --       --
   Proceeds from disposal of interest in an equity
      method affiliate ..............................    47,532        --        --       --
   Increase in due from related parties .............        --        --        (2)      --
   Increase in due from former ultimate parent
      company .......................................        --        --    (7,332)    (940)
   Increase in due from fellow subsidiaries .........        --        --       (30)      (4)
   Increase in due from immediate holding company ...        --        --      (116)     (15)
   Decrease in advance to an affiliate ..............        --        --     7,971    1,022
   (Increase) decrease in amount due from (to)
      ultimate parent company .......................   (33,396)   37,426        --       --
                                                        -------   -------   -------   ------
Net cash from (used in) investing activities ........    18,389   (46,731)    2,428      312
                                                        -------   -------   -------   ------

                             (AMOUNTS IN THOUSANDS)

                                                               YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                          2004      2005      2006     2006
                                                        -------   -------   -------   ------
                                                          RMB       RMB       RMB       US$
Cash flows from financing activities:
   Decrease in bank and other short-term loans ......   (27,708)       --        --       --
   Advance from former ultimate parent company ......        --    33,771        --       --
   Increase in due to ultimate parent holding
      company .......................................        --        --       203       26
   Decrease in due to intermediate parent company ...        --        --    (2,024)    (259)
                                                        -------   -------   -------   ------
Net cash (used in) provided by financing
   activities .......................................   (27,708)   33,771    (1,821)    (233)
                                                        -------   -------   -------   ------
Net decrease in cash and cash equivalents ...........   (22,209)  (26,746)   (7,548)    (968)
Cash and cash equivalents, beginning of year ........    63,623    41,414    14,668    1,880
                                                        -------   -------   -------   ------
Cash and cash equivalents, end of year ..............    41,414    14,668     7,120      912
                                                        =======   =======   =======   ======
Supplemental schedule of non-cash investing
   and financing activities:
   Conversion of convertible note receivable,
      and the related transfer from derivative
      instruments, to equity interest in an affiliate
      (see note 5) ..................................   119,161    72,244        --       --
   Deposit paid for acquisition of properties
      by a fellow subsidiary on behalf of the
      Company .......................................    50,000        --        --       --
   Assignment of notes receivable and related
      interest receivable to fellow subsidiaries
      through current accounts of a fellow
      subsidiary and ultimate parent company ........        --    76,662        --       --
   Subscription of convertible note receivable
      from an affiliate partially by intermediate
      holding company on behalf of the Company
      and the remainder to offsetting with
      advance to an affiliate .......................        --        --   309,120   39,610
                                                        =======   =======   =======   ======

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES

     China Enterprises Limited (the "Company") was incorporated in Bermuda on January 28, 1993. Its common stock trades on the OTC (Over-the-Counter) Bulletin Board in the United States of America (the "US") since November 26, 2002 upon its suspension from trading, and subsequent delisting, from the New York Stock Exchange (the "NYSE") in 2002 as a result of the Company's failure to meet the NYSE's continuing listing standards.

     China Strategic Holdings Limited, a public company listed on The Stock Exchange of Hong Kong Limited (the "HKSE"), was the Company's ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited ("GDI"), a then equity affiliate of Hanny Holdings Limited ("HHL"), a public company listed on HKSE. In June 2006, HHL acquired a controlling interest in GDI and became the parent company. On December 8, 2006, HHL became a subsidiary of ITC Corporation Limited ("ITC"), a public company listed on HKSE and ITC became the ultimate parent company. On May 18, 2007, HHL ceased to be a subsidiary of ITC and HHL becomes the ultimate parent company.

     The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which mainly consist of Manwide Holdings Limited ("Manwide", incorporated in the British Virgin Islands, "BVI"), Million Good Limited ("Million Good", incorporated in the
     BVI) and The Rosedale Luxury Hotel & Suites Limited ("Rosedale", incorporated in the People's Republic of China, "PRC"). The Company and all of its subsidiaries are collectively referred to as the "Group".

     As shown in the consolidated financial statements for the year ended December 31, 2006, the Group's current liabilities exceeded its current assets of approximately Rmb212,145, which may indicate that the Company will be unable to continue as a going concern.

     The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business as HHL, the Company's intermediate parent company, has agreed to provide adequate funds for the Company to meet in full its financial obligations as they fall due for the foreseeable future.

     As of December 31, 2006, the Company had the following significant equity method affiliates:

     - Wing On Travel (Holdings) Limited (a company incorporated in Bermuda, hereinafter together with its subsidiaries collectively referred to as "Wing On"); and

     - Hangzhou Zhongce Rubber Co., Limited ("HZ", located in Hangzhou, Zhejiang Province, the PRC).

     As of December 31, 2005, the Company had a 27.74% equity interest in Wing On. As a result of the transactions as detailed in note 4, the Company's equity interest in Wing On had been changed to 20.36% as of December 31, 2006 and further reduced to below 20% subsequent to December 31, 2006. Wing On is engaged in the provision of package tours, travel and other related services and hotel operation with its shares listed on HKSE.

     As of December 31, 2005 and 2006, the Company had a 26% equity interest in HZ. HZ and its consolidated subsidiaries (the "PRC entities") are engaged in the manufacture of rubber tires in the PRC.

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

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF PRESENTATION

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

     (B)  BASIS OF CONSOLIDATION

          The Company consolidates all entities in which it is the primary beneficiary of variable interests in variable interest entities and in those entities in which it has a controlling financial interest. The Company does not have variable interest in any variable interest entity during the periods presented.

          The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries.

          All significant intercompany balances and transactions have been eliminated on consolidation.

     (C)  EQUITY METHOD INVESTMENTS IN AFFILIATES

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

     (D)  CASH AND CASH EQUIVALENTS

          The Company considers cash on hand, demand deposits with banks with an original maturities of three months or less when purchased to be cash and cash equivalents.

     (E)  PLANT AND EQUIPMENT, NET

          Plant and equipment, net are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of assets of 5 years.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     (F)  INCOME TAXES

          The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and to operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply when those temporary differences are expected to reverse. Valuation allowances are established to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

     (G)  FOREIGN CURRENCIES

          The functional currency of the Company is Hong Kong dollars. The functional currency of the subsidiaries in PRC is the Renminbi. The Company has chosen Renminbi as its reporting currency.

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

          The translation of Renminbi (Rmb) amounts into United States dollar (US$) amounts are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb7.8041, the noon buying rate from the Federal Reserve Bank of New York on December 29, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

     (H)  BASIC (LOSS) EARNINGS PER SHARE

          Basic (loss) earnings per share is computed using the weighted-average number of common shares outstanding during the year. There were no dilutive potential common shares during fiscal 2004, 2005 and 2006.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     (I)  USE OF ESTIMATES

          The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Material estimates in these financial statements that are susceptible to change as more information becomes available are allowances for uncollectible receivables and valuation of derivative instruments.

     (J)  FINANCIAL INSTRUMENTS

          The Company recognizes all derivative instruments on the balance sheet at fair value with changes in fair values reported in the statement of operations.

          The Group's financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, advances to affiliates, note receivables, amounts due from related parties, amount due from former ultimate parent company, amounts due from fellow subsidiaries, amount due from immediate parent company and convertible notes. The Group's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings; therefore, the credit risk is limited. The Group has also reviewed the credit worthiness and financial position of its former ultimate parent company and affiliates for credit risks associated with amounts due from related parties, amount due from former ultimate holding company, amounts due from fellow subsidiaries, amount due from immediate holding company and convertible notes receivable from an affiliate. These entities have good credit standing and the Group does not expect to incur significant losses for uncollected advances from these entities.

          The carrying value of current financial assets and current financial liabilities approximate their fair value due to the short-term maturity of these instruments. The fair value of convertible notes receivable as of December 31, 2006 was Rmb291,235, which was determined based on the estimated net amount the Company would receive as of December 31, 2006 from the note issuer, the interest rates of similar instruments from market, and the estimated fair value of the call option embedded in the convertible note.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     (K)  COMPREHENSIVE (LOSS) INCOME

          Comprehensive income consists of net (loss) income and other gains and losses affecting shareholders' equity that, under U.S. GAAP are excluded from net (loss) income. Comprehensive (loss) income has been disclosed within the consolidated statement of shareholders' equity.

     (L)  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

          In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - which amends FASB Statements No. 133 and 140". This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. This statement simplifies accounting for certain hybrid financial instruments by permitting fair value measurement for a hybrid instrument that contains an embedded derivative that would otherwise require bifurcation. The Company does not expect that the adoption of SFAS 155 will have a material impact on its consolidated financial position, results of operations or cash flows.

          In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109", or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes", or SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

          In September 2006 the FASB issued FASB Statement No. 157, ("SFAS 157"), "Fair Value Measurement". SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date". SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     (L)  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - CONTINUED

          In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), an amendment of FASB No. 115. This statement permits entities to choose to measure many financial instrument and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities without having to apply complex hedge accounting provisions. SFAS No. 159 is effective from fiscal year commencing November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 159 on its consolidated financial position, cash flows, and results of operations.

          In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

3.   NOTES RECEIVABLE

     The notes, carrying interest at commercial rates, were unsecured and receivable from unrelated parties.

     On December 31, 2005, the Group assigned note receivable of Rmb75,506 plus accrued interest to certain other subsidiaries of its parent company in settlement of amounts to the parent and one of its subsidiaries. The remaining note was settled in March 2006.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

4.   INVESTMENTS IN AND ADVANCES TO AFFILIATES

                                                               2005      2006
                                                             -------   -------
                                                               Rmb        Rmb
Investments in equity method affiliates ..................   491,858   461,827
Advances to equity method affiliates .....................     7,735     7,735
                                                             -------   -------
Total ....................................................   499,593   469,562
Less: Allowance for advances to equity method affiliate ..    (7,601)   (7,601)
                                                             -------   -------
                                                             491,992   461,961
                                                             =======   =======

     WING ON:

     In April 2002, the Group subscribed for 4,800,000,000 new ordinary shares of HK$0.01 each ("Subscription Shares") in Wing On, representing approximately 34.6% of the then outstanding share capital of Wing On, at an issue price of HK$0.027 per Subscription Shares for an aggregate subscription price of HK$132,715 (equivalent to approximately Rmb140,784, including transaction costs of Rmb3,304), pursuant to an agreement entered into in February 2002. The excess of the equity in the fair value of net assets of Wing On over Million Good's aggregate investment costs of Rmb146,552 was allocated on a pro rata basis to Wing On's non-current assets pursuant to the rules specified in SFAS No. 141, "Business Combinations" and out of which Rmb84,538 was allocated to property, plant and equipment that are subject to deprecation and amortization. As a result, Million Good has a different basis in those assets than Wing On has, and such difference is amortized over the average depreciable lives of the underlying property, plant and equipment. The remainder was allocated to other equity method affiliates and long-term investments of Wing On.

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

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

4.   INVESTMENTS IN AND ADVANCES TO AFFILIATES - CONTINUED

     WING ON: - CONTINUED

     In October and November 2004, the Company exercised certain of its conversion rights under the terms of the New Note, resulting in the issuance of 5,000,000,000 new ordinary shares of Wing On to Million Good. The additional investment amounted to HK$100,000 (equivalent to approximately Rmb106,370) which represented the carrying value of the New Note. In November 2005, the Group disposed of its 2,250,000,000 shares in Wing On at the price of HK$0.02 per share to unrelated parties, resulting in a gain on disposal of Rmb23,040.

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

     At the special general meeting held on January 11, 2005, the independent shareholders of Wing On approved the second subscription, and accordingly, the Company applied the proceeds received from the second placement to subscribe 2,340,000,000 of new shares of HK$0.01 each in Wing On at the price of HK$0.028 per share on January 31, 2005.

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

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

4.   INVESTMENTS IN AND ADVANCES TO AFFILIATES - CONTINUED

     WING ON: - CONTINUED

     Following the issue of shares in Wing On pursuant to the placing and subscription agreement dated February 4, 2005, the conversion price of the convertible notes was adjusted to HK$0.0197 per share in accordance with its terms and conditions. On March 14, 2005, the day immediately preceding the effective date of the share consolidation of every one hundred shares of HK$0.01 each in the issued and unissued ordinary share capital of Wing On into one share of HK$1.00 each, the conversion price at the note was adjusted to HK$1.97 per new consolidated share.

     From April 1 through April 28, 2005, the Company purchased a total of 6,967,700 ordinary shares of Wing On for cash consideration of approximately HK$12,680 (equivalent to approximately Rmb13,451), resulting in excess over cost approximately HK$786 (equivalent to approximately RMB819) which was allocated to property, plant and equipment that are subject to depreciation and amortization. On April 29, 2005, the Company also exercised all of the conversion rights of the convertible note of HK$55,000 (equivalent to approximately Rmb58,344) at the adjusted conversion price of HK$1.97 per share under the terms of the New Note, resulting in the issuance of 27,918,781 new ordinary shares of Wing On to Million Good. This additional investment amounted to HK$69,399 (equivalent to approximately Rmb72,244) which comprised HK$44,920 (equivalent to approximately Rmb46,762) of the carrying value of the Old Note (net of unamortized discount on subscription) and the fair value of the related convertible feature of HK$24,479 (equivalent to approximately Rmb25,482).

     On March 1, 2006, Wing On entered into a placing agreement with Success Securities Limited ("Success Securities") pursuant to which Success Securities conditionally agreed to place up to 175,000,000 shares (the "Placing Shares") in Wing On at a price of HK$0.69 per share to independent investors (the "Placing"). The Placing was completed on April 25, 2006. On September 27, 2006, Wing On also repurchased a total of 2,000,000 of its own ordinary shares and such shares were cancelled upon repurchase. As a result of these capital activities of Wing On, there was a net dilution of the percentage of Company's equity ownership in Wing On from 27.74% to 20.36% and the net unrealised loss totaling RMB41,537 was recognized as a decrease in additional paid in capital during the fiscal year 2006.

     From May 24 through June 6, 2006, the Company purchased a total of 2,948,000 ordinary shares of Wing On for cash consideration of approximately RMB2,227, resulting in negative goodwill of approximately RMB2,431 which was allotted to property, plant and equipment that are subject to depreciation and amortization.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

4.   INVESTMENTS IN AND ADVANCES TO AFFILIATES - CONTINUED

     WING ON: - CONTINUED

     The following table presents summarized comparative financial information for the Company's investments in 50% or less owned investments, over which the Company has the ability to exercise significant influence but does not control, which are accounted for using the equity method:

                                2004        2005        2006
                             ---------   ---------   ----------
                                Rmb         Rmb         Rmb
Revenues .................   6,853,459   8,396,696   10,982,860
Operating profit .........     232,267     280,406      251,705
Net income ...............      94,148     126,357        1,795
Current assets ...........   2,590,185   3,442,255    4,680,343
Non-current assets .......   4,206,376   4,779,558    5,087,746
Current liabilities ......   3,410,373   4,384,235    4,988,172
Non-current liabilities ..   1,439,385   1,354,208    2,196,489
Shareholders' equity .....   1,438,236   1,820,173    1,937,075

     As of December 31, 2005 advance to an affiliate was Rmb110,972. Other than the aggregated advances to an affiliate of Rmb93,421 which bore interest at Hong Kong Prime Rate, the amounts as of December 31, 2005 were interest free. As of December 31, 2005, Rmb93,421 of the advances were due on December 31, 2006 and the remainder was repayable upon demand. Accordingly, the whole advances were presented as current assets.

     As of December 31, 2006, advances from an affiliate is Rmb2,121 which was unsecured, interest free and repayable on demand.

     An allowance relating to these advances amounting to Rmb530, RmbNil and RmbNil was charged as general and administrative expenses for fiscal 2004, 2005 and 2006, respectively.

     Equity ownership percentages for these affiliates are presented below:

                               Place of
                            incorporation/
AFFILIATE                    registration     2005    2006
---------                   --------------   -----   -----
Wing On .................      Bermuda       27.74%  20.36%
X One Holdings Limited ..      Hong Kong     33.33%  33.33%
HZ ......................      PRC              26%     26%

     The fair values of the investment in Wing On were approximately HK$74,046 (equivalent to Rmb74,490) and HK$70,871 (equivalent to Rmb71,296) for fiscal 2005 and 2006, respectively. The fair values were determined with the reference to quoted market bid prices.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

5.   CONVERTIBLE NOTE RECEIVABLE FROM AN AFFILIATE, NET/DERIVATIVE INSTRUMENTS

     In April 2005, the Company exercised all of the conversion rights of the remaining New Note of Rmb45,008 principal amount at the adjusted conversion price of HK$1.97 under the terms of the New Note.

     On March 23, 2006, Wing On entered into a subscription agreement with the Company and other subscribers in relation to the subscription of 2% convertible exchangeable notes (the "Convertible Notes") with an aggregate principal amount of HK$1,000,000. The Company and other subscribers agreed to subscribe for the Convertible Notes with principal amount of HK$300,000 and HK$700,000 by cash, respectively.

     The initial conversion price of the Notes is HK$0.79 per share, subject to anti-dilutive adjustments. Unless previously converted or lapsed or redeemed by Wing On, Wing On will redeem the Notes on the fifth anniversary from the date of issue of the Notes (the "Maturity Date") at the redemption amount which is 110% of the principal amount of the Notes outstanding.

     The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Notes up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000) of the principal amount of the Notes into shares of Wing On at the then prevailing conversion price. Had the Convertible Notes subscribed by the Company been converted into new shares of Wing On in full at December 31, 2006, the equity ownership percentage on Wing On would increase from 20.36% to 50.90%.

     Subject to certain restrictions which are intended to facilitate compliance of relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000 or integral multiples thereof) of 50% of the initial principal amount of its Convertible Notes for shares in the share capital of any company which is an affiliated company of Wing On as defined in the Rules Governing the Listing of Securities on the HKSE or subsidiary of Wing On that is to be listed on a stock exchange through an initial public offering at the price (the "Spin-off Shares"), subject to anti-dilutive adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated company or subsidiary in the future is at the sole discretion of the directors of Wing On.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

5. CONVERTIBLE NOTE RECEIVABLE FROM AN AFFILIATE, NET/DERIVATIVE INSTRUMENT - CONTINUED

     The subscription of the Convertible Notes by the Company was completed on June 8, 2006 which was paid by its intermediate holding company on behalf of the Company as to HK$198,999 (equivalent to Rmb205,049), with the remainder being offset by advance previously made to Wing On.

     In accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended, the conversion option element of the Old Note, New Note and Convertible Notes represents an embedded derivative instrument which must be accounted for separately from the Old Note, New Note and Convertible Notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The note element of the Old Note, New Note and Convertible Notes were also measured at fair value initially and subsequently at amortized cost, and was presented as convertible note receivable from an associate on the consolidated balance sheet. The fair value of this conversion options were estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2004, 2005 and 2006 (see note 4), was gain of Rmb59,929, loss of Rmb42,873 and Rmb19,459 which have been recognized in the consolidated statement of operations for fiscal 2004, 2005 and 2006, respectively.

6.   DEPOSIT PAID FOR ACQUISITION OF PROPERTIES

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

6.   DEPOSIT PAID FOR ACQUISITION OF PROPERTIES - CONTINUED

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

6.   DEPOSIT PAID FOR ACQUISITION OF PROPERTIES - CONTINUED

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

     In August 2006, the Group has applied to the People's High Court of Shanghai City for a court execution order to enforce the June 2006 judgment against Jiu Cheng. At the same time, Jiu Cheng has initiated various discussions with the Group and its legal counsel with a view to settle this out of court but there was no significant progress on the resolution of this matter.

     In April 2007, an independent third party ("Buyer") made a letter of offer, inter alia, to acquire the Group's rights and obligations in Xiang Zhang Garden for RMB70,000 and made a deposit of the same amount into an escrow account held under the People's High Court of Shanghai City as protection to the Group. Under the same letter of offer, Jiu Cheng has also agreed to pay RMB13,000 to the Group to compensate for the various costs incurred by the Group relating to the legal proceedings against Jiu Cheng. The eventual execution of this offer is also subject to the agreement by the other secured and unsecured creditors of Jiu Cheng which the Buyer is in the process of getting those consents and there can be no assurance that the offer can be proceeded as planned. The directors of the Company consulted with the Group's legal counsel and were of the view that the carrying amount of deposit was not less than its recoverable amount and considered no impairment loss is identified.

7.   PLANT AND EQUIPMENT, NET

     Plant and equipment, net consist of the following:

                                    2005   2006
                                    ----   ----
                                     Rmb    Rmb
Furniture and fixtures ..........     12     12
Motor vehicle ...................    332    332
                                     ---   ----
Total ...........................    344    344
Less: Accumulated depreciation ..    (42)  (104)
                                     ---   ----
                                     302    240
                                     ===   ====

     Depreciation expense was RmbNil, Rmb42 and Rmb62 for years ended December 31, 2004, 2005 and 2006 respectively.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

8.   INCOME TAXES PAYABLE

     The components of profit (loss) from continuing operations before income taxes and minority interests are as follows:

                               YEAR ENDED DECEMBER 31,
                             ---------------------------
                               2004      2005      2006
                             -------   -------   -------
                               Rmb       Rmb       Rmb
The PRC ..................    29,696    30,207     7,510
All other jurisdictions ..   152,246   (52,448)  (27,572)
                             -------   -------   -------
                             181,942   (22,241)  (20,062)
                             =======   =======   =======

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

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

8.   INCOME TAXES PAYABLE - CONTINUED

     The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes and equity in earnings at equity method affiliates to the statutory income tax rates in Hong Kong is as follows:

                                           YEAR ENDED DECEMBER 31,
                                           -----------------------
                                            2004     2005     2006
                                           -----    -----    -----
Profit tax rate in Hong Kong ...........    17.5%    17.5%    17.5%
Permanent differences relating to
   non-taxable income and non-deductible
   expenses ............................   (17.5%)  (29.6%)    4.6%
Change in valuation allowance ..........      --    (10.0%)   (6.5%)
Tax rate difference between tax
   jurisdictions .......................      --     16.1%   (21.4%)
Others .................................      --    (12.4%)     --
                                           -----    -----    -----
Effective tax rate .....................      --    (18.4%)   (5.8%)
                                           =====    =====    =====

     The tax impact of temporary differences gives rise to the following deferred tax assets:

                                                  2005     2006
                                                 ------   ------
                                                   Rmb      Rmb
Pre-operating expenses .......................    2,220    3,541
Valuation allowance for deferred tax assets ..   (2,220)  (3,541)
                                                 ------   ------
                                                     --       --
                                                 ======   ======

     Income taxes expense consists of:

                YEAR ENDED DECEMBER 31,
               ------------------------
                2004     2005     2006
               -----    -----    -----
                 Rmb     Rmb      Rmb
Current ...      --     4,083    1,164
Deferred ..      --        --       --
                ---     -----    -----
                 --     4,083    1,164
                ===     =====    =====

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

     In September 2006, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of Common Stock of par value of US$0.01 each pursuant to the bye-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock.

10.  COMMITMENTS AND CONTINGENCIES

     As of December 31, 2005 and 2006, the Group had outstanding capital commitments for acquisition of properties amounting to approximately Rmb402,000 and Rmb402,000.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

11.  DISTRIBUTION OF PROFIT

     (A)  DIVIDENDS

          Dividends from the PRC entities will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2004, 2005 and 2006, the Company's only subsidiary established in the PRC had no distributable profit and the Company's affiliates in the PRC had an accumulated profits on a consolidated basis of Rmb162,964, Rmb308,083 and Rmb348,566, respectively, as reported in their statutory financial statements.

          The Company did not propose or pay any dividends for the years ended December 31, 2004, 2005 and 2006 on the outstanding Supervoting Common Stock and Common Stock.

     (B)  PROFIT APPROPRIATION

          In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the PRC entities are required to make appropriation of 5% of after tax profit as prepared in accordance with accounting principles generally accepted in the PRC to non-distributable reserve funds as determined by the Board of Director of the PRC entities. These reserves include a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The general reserve fund is used to offset future extraordinary losses. The PRC entities may, upon resolution passed by the shareholders, convert the general reserve fund into capital. The enterprises expansion fund is used for the expansion of the PRC entities' operation and can be converted to capital subject to approval by the relevant authorities. The staff welfare and incentive bonus fund is used for the collective welfare of the employees of the PRC entities. In addition, certain of the PRC entities were granted special reserve fund by the government for specific projects carried out by the relevant PRC entities. The appropriation for the staff welfare and incentive bonus fund is charged to consolidated statements of operations of the PRC entities. All other reserve fund are included in retained earnings of the PRC entities but can only be used for specific purpose and are not distributable as cash dividend.

          Included in the accumulated deficit of the Group as of December 31, 2004, 2005 and 2006 was non-distributable reserves attributable of Rmb1,403, Rmb1,403 and Rmb1,288, respectively.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

12.  RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

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

     Other than those disclosed elsewhere in the consolidated financial statements, the Company also entered into the following related party transactions:

     (A)  DUE FROM/TO RELATED COMPANIES

          As of December 31, 2005 and 2006, the amounts due from/to ultimate parent company, fellow subsidiaries, related parties, an intermediate holding company, immediate holding company and former ultimate parent company were unsecured, non-interest bearing and had no fixed repayment terms.

     (B)  MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT

          Pursuant to a management and administrative services agreement between the Company and the former ultimate parent company in 1993 and renewed in 1997, 2000 and 2004, for a term of three years, the former ultimate parent company will provide certain management services to the Company for an annual fee of US$15 (Rmb120). In addition, the Company has agreed to reimburse the former ultimate parent company for administrative services of approximately Rmb6,200, Rmb4,798 and Rmb2,525 for the years ended December 31, 2004, 2005 and 2006, respectively, rendered on behalf of the Company on a cost plus 5% basis.

                 (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES,
                   PER SHARE DATA AND UNLESS OTHERWISE STATED)

13.  STAFF RETIREMENT PLANS

     All of the Chinese employees of the PRC entities and Rosedale are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities and Rosedale are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 14% to 23.5% of average monthly salaries for the years ended December 31, 2004, 2005 and 2006. The expense reported in the consolidated statements of operations related to these arrangements was RmbNil, Rmb18 and Rmb24 for the years ended December 31, 2004, 2005 and 2006 respectively.

14.  OTHER SUPPLEMENTAL INFORMATION

     The following items are included in the consolidated statements of operations:

                                       YEAR ENDED DECEMBER 31,
                                       -----------------------
                                        2004     2005     2006
                                        ----    ------    ----
                                         Rmb      Rmb      Rmb
Foreign exchange gain (loss), net ..      21    (3,834)    551

15.  SUBSEQUENT EVENTS

     Subsequent to December 2006, the following events have taken place:

     a) In addition to that disclosed in note 6, subsequent to December 31, 2006, the Company converted a total of HK$237,000 (equivalent to approximately RMB239,000) Convertible Notes of Wing On into ordinary shares of HK$0.10 each of Wing On at conversion price of HK$0.79 per share and disposed of certain shares of Wing On thereafter. In addition, Wing On entered into placing agreements with Kingston Securities Limited ("Kingston") pursuant to which Kingston conditionally agreed to place up to 450,000,000 shares in Wing On at a price of HK$0.80 per share to independent investors. As a result of these transactions, the interest of Wing On held by the Company was diluted from approximately 20.36% to 1.47% and Wing On became an other investments of the Company on June 30, 2007.

     b) In December 2007, the Company completed a transfer of certain of its assets and liabilities, including the deposit paid for acquisition of Xiang Zhang Garden, from its subsidiaries Manwide and The Rosedale Luxury Hotel & Suites Limited ("Rosedale") to another subsidiary of the Company. Subsequently, the Company completed the disposition of Manwide and Rosedale to an independent third party for a total consideration of HK$500 (equivalent to approximately RMB504).

     c) In March 2008, the Company has entered into a share purchase agreement with Hanny Magnetics (B.V.I.) Limited, a fellow subsidiary, to acquire the entire 100% of outstanding shares in three investment companies, at a total cash consideration of HK$38,000. The acquisition was consummated in April 2008.

     d) In March 2008, the Group has entered into an agreement with Jin Cheng through Rosedale, to disclaim its rights in Xiang Zhang Garden for a compensation of RMB83,000 which was received in April 2008.

                               ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
1         Memorandum and Articles of Association (incorporated by reference to
          Exhibit 1 to the Company's Form 20-F for the fiscal year ended
          December 31, 2001, Document Control Number: 02048962)

4(a)1     Contract dated June 16, 2004 between Shanghai Jiu Sheng Investment
          Company Limited and the Company for the acquisition of the Properties
          (incorporated by reference to Exhibit 4(a)2 to the Company's Form 20-F for the fiscal year ended December 31, 2005)

4(a)2 Contract dated November 30, 2004 among the Company, Wing On and the placing agent for the placing and subscription of 3,660 million shares of Wing On at a price of HK$0.028 per share
          (incorporated by reference to Exhibit 4(a)3 to the Company's Form 20-F for the fiscal year ended December 31, 2005)

4(a)3 Contract dated November 30, 2004 among the Company, Wing On and the placing agent for the placing and subscription of 2,340 million shares of Wing On at a price of HK$0.028 per share
          (incorporated by reference to Exhibit 4(a)4 to the Company's Form 20-F for the fiscal year ended December 31, 2005)

4(a)4 Contract dated February 4, 2005 among the Company, Wing On and the placing agent for the placing and subscription of 6,400 million shares of Wing On at a price of HK$0.022 per share
          (incorporated by reference to Exhibit 4(a)5 to the Company's Form 20-F for the fiscal year ended December 31, 2005)

4(a)5 Contract dated March 23, 2006 entered into between the Company and Wing On in relation to the subscription by the Company of the HK$300 million 2% convertible exchangeable notes due 2011 of Wing On which entitle the holders thereof to convert the outstanding principal into Wing On shares at the initial conversion price of HK$0.79 per share of Wing On.
          (incorporated by reference to Exhibit 4(a)6 to the Company's Form 20-F for the fiscal year ended December 31, 2005)

4(c)1     Executive Share Option Scheme (incorporated by reference to Exhibit
          4(c) to the Company's Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

8         Subsidiaries of the Company

10(a)1 Agreement dated December 5, 2007 entered into between the Company and Martin Pacific Limited for the sale and purchase of the entire issued share capital of Manwide Holdings Limited

10(a)2 Agreement dated March 25, 2008 entered into between the Company and Hanny Magnetics (B.V.I.) Limited for the sale and purchase of the entire issued share capital of Cosmos Regent Limited, Cyber Generation
          Limited and Whole Good Limited

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

Date: October 17, 2008

                                 EXHIBITS INDEX

EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
1         Memorandum and Articles of Association (incorporated by reference to
          Exhibit 1 to the Company's Form 20-F for the fiscal year ended
          December 31, 2001, Document Control Number: 02048962)

4(a)1     Contract dated June 16, 2004 between Shanghai Jiu Sheng Investment
          Company Limited and the Company for the acquisition of the Properties

4(a)2 Contract dated November 30, 2004 among the Company, Wing On and the placing agent for the placing and subscription of 3,660 million shares of Wing On at a price of HK$0.028 per share

4(a)3 Contract dated November 30, 2004 among the Company, Wing On and the placing agent for the placing and subscription of 2,340 million shares of Wing On at a price of HK$0.028 per share

4(a)4 Contract dated February 4, 2005 among the Company, Wing On and the placing agent for the placing and subscription of 6,400 million shares of Wing On at a price of HK$0.022 per share

4(a)5 Contract dated March 23, 2006 entered into between the Company and Wing On in relation to the subscription by the Company of the HK$300 million 2% convertible exchangeable notes due 2011 of Wing On which entitle the holders thereof to convert the outstanding principal into Wing On shares at the initial conversion price of HK$0.79 per share of Wing On.

4(c)1     Executive Share Option Scheme (incorporated by reference to Exhibit
          4(c) to the Company's Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

8         Subsidiaries of the Company

10(a)1 Agreement dated December 5, 2007 entered into between the Company and Martin Pacific Limited for the sale and purchase of the entire issued share capital of Manwide Holdings Limited

10(a)2 Agreement dated March 25, 2008 entered into between the Company and Hanny Magnetics (B.V.I.) Limited for the sale and purchase of the entire issued share capital of Cosmos Regent Limited, Cyber Generation
          Limited and Whole Good Limited

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