Form 20-F
period 2007-12-31
CHINA ENTERPRISES LTD
filed 2009-06-29
CIK 908256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2007
Commission file number: 001-12126
CHINA ENTERPRISES LIMITED
(Exact Name of Registrant as Specified in its Charter)
Bermuda
(Jurisdiction of Incorporation or Organization)
Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
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
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Common Stock: 9,017,310 shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     ☐ Yes     ☑ No
If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
     ☐ Yes     ☑ No
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     ☐ Yes     ☑ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
     ☐ Yes     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
     ☐ Item 17     ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
     ☐ Yes     ☑ No

FORWARD-LOOKING STATEMENTS
     This annual report contains certain forward-looking statements within the meaning of Section 21E of the Securities Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:
•	our business strategy;

•	our ability to finance out business strategy;

•	future developments in the tire industry in China and changes in government policies, and

•	other statements relating to our future business development and financial performance.
     The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “may” and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements. We do not intend to update these forward-looking statements except as required by the U.S. securities laws.
     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. They are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the company will achieve or accomplish these expectations or beliefs.
     In addition to these important factors and matters discussed elsewhere herein, there are a number of important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, including without limitation, the strength of world economies and currencies, general market conditions, changes in general domestic and international political conditions, and other matters described in the “Risk Factors” included in this annual report or otherwise described from time to time in the reports the Company files with the Securities and Exchange Commission.
EXCHANGE RATE INFORMATION
     Unless otherwise specified, all references in this document to “U.S. Dollars”, “Dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of the People’s Republic of China, or the “PRC” or “China”; all references to “HK$” are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region, or “Hong Kong”. Where made for the convenience of the reader, conversions of amounts from Renminbi to U.S. Dollars have been made in this document at US$1.00 to Rmb7.2947, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2007. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See section “Exchange Rate Information” under “Item 3. Key Information” in this annual report for more details on the exchange rate between Renminbi and US Dollars.
     References and statements contained in this document regarding China do not apply to Taiwan or the Republic of China.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
AND ADVISERS
     China Enterprises Limited (referred to in this report as the “Company” or “we” and which terms shall include, when the context so requires, the subsidiaries of the Company during the applicable period) is filing this Form as its annual report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the information called for by Part I, Item 1 of Form 20-F is not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     As the Company is filing this Form as an annual report under the Exchange Act, the information called for by Part I, Item 2 of the Form  20-F is not applicable.

ITEM 3. KEY INFORMATION
SELECTED FINANCIAL DATA
     The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007. The Consolidated Statements of Operations Data for each of the three years in the period ended December 31, 2007 and the Consolidated Balance Sheet Data as of December 31, 2006 and 2007 has been derived from the audited consolidated financial statements (the “Consolidated Financial Statements”) included in Item 18 “Financial Statements” of this annual report. The Consolidated Statements of Operations Data for the years ended December 31, 2003 and 2004 and the Consolidated Balance Sheet Data as of December 31, 2003, 2004 and 2005, as set forth below, have been derived from audited consolidated financial statements not included in this annual report. The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes thereto.

Selected Consolidated Financial Information of the Company
(Amounts in thousands, except number of shares, their par values and per share data)

	Year ended December 31,
	2003	2004	2005	2006	2007
	(a)				(b)
	Rmb	Rmb	Rmb	Rmb	Rmb	US$

Consolidated Statements of Operations Data:

Revenues	2,808,369	—	—	—	—	—
Income (loss) from operations	100,746	(13,344)	(27,522)	(16,754)	13,117	1,798
(Loss) profit from continuing operations	(56,781)	181,942	(26,324)	(21,226)	(28,178)	(3,863)
Loss from discontinued operations (a)	(7,760)	—	—	—	—	—
Net (loss) income	(64,541)	181,942	(26,324)	(21,226)	(28,178)	(3,863)
Net (loss) income from operations per share	11.17	20.18	(2.92)	(2.35)	(3.12)	(0.43)
Basic and diluted (loss) earnings from continuing operations per common share (c)	(6.30)	20.18	(2.92)	(2.35)	(3.12)	(0.43)
Basic and diluted loss from discontinued operations per common share (a) & (c)	(0.86)	—	—	—	—	—
Basic and diluted (loss) earnings per common share (c)	(7.16)	20.18	(2.92)	(2.35)	(3.12)	(0.43)
Weighted-average number of common share outstanding (c)	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310
Dividend declared per common share
- in Rmb	—	—	—	—	—	—
- in US$	—	—	—	—	—	—

Consolidated Balance Sheets Data :
Total assets	509,666	791,326	684,273	819,181	575,076	78,836
Shareholders’ equity (Net assets)	472,825	667,981	662,598	599,297	538,325	73,798
Supervoting common stock — par value US$0.01 per share	244	244	244	—	—	—
Common stock — par value US$0.01 per share	526	526	526	770	770	106

     Notes:

(a)	The Company disposed the radial tire factory of Double Happiness, Yinchuan C.S.I. (Greatwall) Rubber Co. Limited, or Yinchuan CSI, and C.S.I. Rubber Industries Limited, or CSI Rubber, during the fiscal 2003. The Company has recorded the operating result of Yinchuan CSI and CSI Rubber separately from continued operations as loss from discontinued operations retrospectively.

During the fiscal 2003, the Company also disposed a 25% interest in Hangzhou Zhongce Rubber Co., Limited, or Hangzhou Zhongce, leaving the Company with a minority interest of 26% in Hangzhou Zhongce as of October 1, 2003. The Company consolidated the results of operations of Hangzhou Zhongce for the nine months period ended September 30, 2003 and accounted for its share of equity in earnings of Hangzhou Zhongce as an affiliate for the period from October 1, 2003 to December 31, 2003.

(b)	During the fiscal year 2007, following purchase and disposal of certain shares of Wing On Travel (Holdings) Limited, or Wing On in the Stock Exchange of Hong Kong Limited, or HKSE, the interest of Wing On held by the Company was diluted from approximately 20.36% to 12.77%, and was accounted for as trading securities of the Company thereafter.

(c)	The calculation of basic and diluted (loss) earnings from continuing operations per common share, basic and diluted loss from discontinued operations per common share and basic and diluted loss per common share from 2003 to 2007 is based on the weighted-average number of common stock outstanding during the years ended December 31, 2003 to 2007. The number of common stock outstanding for 2003, 2004, 2005, 2006 and 2007 was 9,017,310. There were no dilutive securities.
EXCHANGE RATE INFORMATION
     The Consolidated Financial Statements are published and denominated in Renminbi. Where made for the convenience of the reader, conversion of amounts from Renminbi to U.S. Dollars have been made in this document at US$1.00 to Rmb7.2947, the exchange rate quoted by the noon buying rate from Federal Reserve Bank of New York on December 31, 2007. For the purpose of this annual report, the latest practicable date with respect to share and certain exchange rate information is May 31, 2009. As of May 31, 2009, the exchange rate quoted by the noon buying rate from Federal Reserve Bank of New York was at US$1.00 to Rmb6.8278. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

     The following table sets forth the average unified exchange rates for each of the years ended December 31, 2003, 2004, 2005, 2006 and 2007:

	Year Ended December 31,
	2003	2004	2005	2006	2007
(Rmb equivalent of US$1.00)	Rmb	Rmb	Rmb	Rmb	Rmb
At unified exchange rate average rate calculated by using the average of the exchange rates on the last day of each month during each period	8.28	8.28	8.18	7.96	7.57
     The following table sets forth the high and low exchange rates for each month during the previous six months of 2009:

	At Unified Exchange Rate
(Rmb equivalent of US$1.00)	High	Low

May 31, 2009	6.83	6.82
April 30, 2009	6.85	6.82
March 31, 2009	6.84	6.83
February 28, 2009	6.84	6.83
January 31, 2009	6.85	6.82
December 31, 2008	6.88	6.83
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
Risks Related to Our Business
IF THE ULTIMATE PARENT COMPANY CEASED TO PROVIDE FINANCIAL SUPPORT, IT COULD HAS A SIGNIFICANT IMPACT ON OUR FINANCIAL AND OPERATIONAL CONDITION
     During fiscal year 2007, the Company was financially dependent on the support from its ultimate parent company, Hanny Holdings Limited, or Hanny, a public listed company listed on the main board of HKSE. Hanny may, at its sole discretion and at any time, cease providing or decrease such financial support to the Company. Any significant decrease in or the termination of the financial support given by Hanny may have an adverse impact on our business, continuing operations, and financial condition. For more information, please see “Item 5. Operating and financial review and prospects — Liquidity And Capital Resources” in this annual report.
THE COMPANY MAY NOT BE ABLE TO IMPLEMENT SUCCESSFULLY ITS BUSINESS STRATEGY IN WHICH CASE ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WOULD SUFFER
     During the past few years, the Company has diversified its operations into businesses outside of tire manufacturing. In addition, the Company has disposed of certain operations that it deemed to be underperforming. During 2003, the Company reduced its interest in Hangzhou Zhongce from a majority to a minority position (from 51% interest to 26% interest). In 2004, the Company entered into a conditional agreement to acquire a properties interest in a parcel of land situated in Shanghai, PRC. During 2007, following the purchase and disposal of certain shares of Wing On, the interest of Wing On held by the Company was diluted and was accounted for as trading securities of the Company thereafter.
     A key part of the Company’s business strategy is to expand its operations through acquiring new businesses and business lines and the Company has been actively seeking new investment opportunities. However, the Company may not be able to identify and consummate new investments.
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
     Due to the limitation of the Company’s existing financial resources, the Company may experience difficulty in funding acquisitions, investments or expansion of existing operations. The Company anticipates that it would fund any such activities through advance of bank loans. The Company could incur an increase in debt or other liabilities in connection with any acquisition or other similar matter.
FUTURE ACQUISITIONS OR STRATEGIC INVESTMENTS MAY NOT BE SUCCESSFUL AND MAY HARM OUR OPERATING RESULTS
     An important element of our strategy is to review prospects for acquisition or strategic investments that would complement our existing companies, augment our market coverage and distribution ability or enhance our technological capabilities. Future acquisitions or strategic investments could have a material adverse effect on our business and financial results because of possible charges to financial results for purchased technology, restructuring or impairment charges related to goodwill or amortization expenses associated with intangible assets; potential increase in our expenses and working capital requirements and the incurrence of debt and contingent liabilities; difficulties in successfully integrating any acquired operations, technologies, customers products and businesses with our operations; diversion or our capital and management’s attention to other business concerns; risks of entering markets or geographic areas in which we have limited prior experience; or potential loss of key employees of acquired organizations or inability to hire key employees necessary for expansion.
DIVERSIFICATION MAY RESULT IN LOWERED RESPONSIVENESS TO CYCLICAL CHANGES OF DIFFERENT BUSINESSES
     Diversification of the Company’s businesses will result in assets, resources and management being committed or allocated to businesses in different fields. As a result, the Company’s flexibility in responding to seasonal changes or periodic fluctuations in the business cycle in a particular business operation may be limited.
AS A RESULT OF CHANGES IN THE COMPANY’S ASSETS AND SOURCES OF INCOME, THE COMPANY COULD BECOME AN INVESTMENT COMPANY FOR PURPOSES OF THE UNITED STATES INVESTMENT COMPANY ACT OF 1940
     While the Company believes that through its subsidiaries and affiliates it is actively engaged in operating businesses and does not meet the definition of an investment company for purposes of the United States Investment Company Act of 1940 (the “1940 Act”), depending on the composition and valuation of the Company’s assets and the sources of the Company’s income from time to time, the Company could fall within the technical definition of the term “investment company” for purposes of the 1940 Act. If the Company were to become subject to the requirements of the 1940 Act, the Company’s operations and results would be negatively impacted, including among other possible effects, the inability of the Company to raise capital through the offer and sale of its securities in the United States. The Company would be unable to continue operating as it currently does and might need to acquire or sell assets that it would not otherwise acquire or sell in order to avoid becoming “investment company” as defined under the 1940 Act.
CHANGES IN COMPOSITION OF THE COMPANY’S ASSETS COULD RESULT IN THE COMPANY BEING DEEMED A “PASSIVE FOREIGN INVESTMENT COMPANY” WHICH COULD HAVE A NEGATIVE IMPACT ON U.S. HOLDERS
     Special U.S. federal income tax rules apply to U.S. holders of shares of a non-U.S. corporation that is classified as a passive foreign investment company, for U.S. federal income tax purposes. The determination of the passive foreign investment company status of the Company principally depends upon the composition of the Company’s assets, including goodwill, and the amount and nature of the income of the Company, from time to time. The Company has no operating subsidiaries during the past few years. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than the capital gain rate. In addition, both gains upon disposition and amounts received as distributions could be subject to an additional interest charge by the Internal Revenue Service. A determination that we are a passive foreign investment company could also have an adverse effect on the price and marketability of our shares.
     We do not believe that we were a passive foreign investment company for 2007. However, since the determination of whether we are a passive foreign investment company is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a passive foreign investment company. Our analysis related to 2007 is based upon certain assumptions and methodologies that we have used, the appropriate value of our ownership interest in companies we held, and the manner in which we have allocated the value among our active assets and passive assets. We cannot assure you that the Internal Revenue Service will not challenge our assumptions and methodologies. If there were such a challenge, we could be classified as a passive foreign investment company for 2007.
     With respect to 2008 and subsequent years, the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. The tests are impacted by changes in value of our group companies which are difficult to predict. Accordingly, there can be no assurance that we will not become a passive foreign investment company in 2008 or a subsequent year.
A GLOBAL ECONOMIC DOWNTURN COULD HAVE A MATERIAL ADVERSE EFFECT ON THE RESULTS OF OUR BUSINESS
     The recent global economic downturn may have a material adverse effect on our financial condition and/or results of operations as a whole. The Company is subject to differing economic and financial market conditions throughout the world. Political or economic instability affect such markets. If such a risk materializes it could affect our operational performance, financial position and cash flow.
CHANGES IN ACCOUNTING STANDARDS AND TAXATION REQUIREMENTS COULD AFFECT OUR FINANCIAL RESULTS
     New accounting standards or pronouncements that may become applicable to us from time to time, or changes in the interpretation of existing standards and pronouncements, could have a significant effect on our reported results for the affected periods. We also expect to become subject to income tax in the numerous jurisdictions in which we expect to commence generating revenues. Increases in income tax rates could reduce our after-tax income from affected jurisdictions, while increases in indirect taxes could affect our financial results.
FAILURE OF INFORMATION TECHNOLOGY COULD CAUSE NEGATIVE IMPACT ON OUR OPERATIONS
     Growing standardization, more reliance on global systems, information technology services and increased regulations lead to a risk that our information technology systems may fail. This could affect the Company’s operational performance and financial position.
OUR OPERATIONS, ASSETS AND STAFF CAN BE EXPOSED TO RISKS RELATED TO EVENTS OF EXCEPTIONAL NATURE
     The Company’s operations, assets and staff can be exposed to risks related to events of an exceptional nature such as, but not limited to severe weather, natural disasters, terrorist attacks, political unrest and accidents. Such events could have a significant effect on our financial condition, results of operations and cash flows.
OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT TO COVER THE RISKS RELATED TO OUR FINANCIAL AND LOSSES
     Our affiliates have not experienced any major accidents in the course of their operations that have caused significant property damage or personal injuries. However, there is no assurance that they will not experience major accidents in the future. Although they have purchased the necessary insurances, the occurrence of certain incidents such as earthquakes, wars and floods, and the consequences resulting from them, may not be covered adequately, or at all, by insurance policies under which they are protected. Our affiliates also face exposure to product liability claims in the event that any of their products are alleged to have resulted in property damage, bodily injury or other adverse effects. Losses incurred or payments we may be required to make may have a material adverse effect on our results of operation if such losses or payments are not fully insured.
FAILURE TO ESTABLISH AND MAINTAIN EFFECTIVE INTERNAL CONTROLS OVER FINANCIAL REPORTING COULD HAVE A MATERIAL AND ADVERSE EFFECT ON THE ACCURACY IN REPORTING OUR FINANCIAL RESULTS OR PREVENTING FRAUD
     Undetected control weaknesses or controls that function ineffectively represent a risk of loss and/or financial misstatement. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Company fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in the implementation of internal controls, the Company’s business and operating results could be harmed, and it could fall to meet its reporting obligations.
     We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report that contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. The requirement of a management report on our internal control over financial reporting applies to our annual report on Form 20-F for the fiscal year ended on December 31, 2007, while pursuant to temporary rules of the SEC for non-accelerated filer, the requirement of an audit on internal control over financial reporting will only apply to our annual report for the fiscal year ending on December 31, 2009. Although our management concludes that our internal control over financial reporting is effective except that the Company is not able to file its Form 20-F for the year ended December 31, 2007 within the prescribed time period, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important in helping prevent financial fraud. If we are not able to provide reliable financial reports on a timely basis or prevent financial fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.
THE FINANCIAL COSTS AND ADMINISTRATIVE BURDENS OF IMPLEMENTING THE SARBANES-OXLEY ACT OF 2002 COULD MATERIALLY AND ADVERSELY AFFECT OUR FINANCIAL RESULTS AND FINANCIAL CONDITION
     To date, the Company has been exempted from some of the regulations under the Sarbanes-Oxley Act that are applicable to U.S. public companies. Except for the provisions of Section 404 of the Sarbanes-Oxley Act, all of the provisions of that act that will apply to the Company have now been implemented. These rules require the Company to make a number of changes in some of its corporate governance, securities disclosure and compliance practices. In addition, the SEC and the U.S. stock exchanges have implemented additional corporate governance requirements. Compliance with the U.S. corporate governance rules applicable to the Company will significantly increase the Company’s legal, financial and accounting costs, and the Company expects these increased costs to continue in the future.
Risks for Doing Business in China
THE COMPANY’S BUSINESS FOCUS ON THE GREATER CHINA REGION SUBJECTS THE COMPANY AND ITS BUSINESS TO THE POLITICAL, ECONOMIC AND OTHER DEVELOPMENTS IN THE REGION

     As a result of the Company’s traditional business focus on the Greater China Region, the Company’s business and its financial and operating results may be affected by significant political, economic, social and cultural developments in the region. A substantial portion of the Company’s results is derived from its affiliates, major businesses of which are located in China. These businesses are dependent in large part on the performance of the Chinese economy, as well as Chinese government policy. As a result, the future financial condition and results of operations of the Company could be adversely affected by slowdowns in the Chinese economy, Chinese macroeconomic policy that de-emphasize the development of industries that utilize products or services of the Company’s affiliates or other governmental policies, including changes in laws, regulations or the interpretation thereof; confiscatory taxation; restrictions on currency conversion, imports or sources of supplies; or the expropriation or nationalization of private enterprises. Any measures or actions taken by the Chinese government to control industries that utilize products or services of the Company’s affiliates could restrict their business operations and adversely affect the financial positions of the Company and its affiliates.
     Although the Company believes that the economic reforms and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect on economic development in China and that the Company and its affiliates will continue to benefit from these policies and measures, there is no assurance that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting China’s political, economic and social life.
     In addition, the Company’s financial results are significantly dependent on the economy in the region. The economy of the Greater China Region differs significantly from the economies of the United States and Western Europe in such respects as structure, level of development, growth rate, capital reinvestment, resource allocation, self-sufficiency, rate of inflation and balance of payments position, among others. Furthermore, the recent global economic downturn has had a significant impact on the region’s economic growth as it is primarily an export-oriented economy. Adverse changes in economic in China or in the policies of the Chinese government, could have a material adverse effect on the overall economic growth of China. These developments could adversely affect the financial condition, results of operations and business of the Company and its affiliates, by reducing the demand for the products and services of the Company’s affiliates.
     As a member of the World Trade Organization, China’s economic activity is expected to become more and more export driven and China’s internal market is expected to see more competition through imports. The expected change in economic activity in China and the Greater China Region and a greater interdependence of the Chinese economy on the general world economy as a result of such changes could also impact the Company’s financial results.
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
     The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, publishes a daily based exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollars and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollars to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined.
     As the exchange rate of the Hong Kong dollars to the U.S. dollars has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00, through the currency-issuing banks in Hong Kong, this adjustment has resulted in a then approximately 2.0% appreciation of the Renminbi against the Hong Kong dollars. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollars and other currencies.
NATURAL DISASTERS IN THE GREATER CHINA REGION COULD CAUSE SIGNIFICANT DAMAGE TO THE COMPANY’S BUSINESS AND FINANCIAL RESULTS
     The products of the Company’s affiliates are manufactured at the factories located in the PRC. During the past years, the PRC has experienced natural disasters, including floods, fires and earthquakes. A disaster could cause significant damage to manufacturing factories which may not be adequately covered by insurance proceeds and could materially and adversely impact the tire business of an affiliate of the Company. The disaster relief and assistance in the PRC is not well developed and there can be no assurance that adequate government assistance would be available in the absence of sufficient insurance coverage.
OUR RESULTS COULD BE HARMED IF WE HAVE TO COMPLY WITH NEW ENVIRONMENTAL REGULATIONS
     The operations of our affiliates create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing attention from Chinese national and local governments and foreign governments and agencies and has been subject to increasing regulation. Currently, relevant Chinese environmental protection laws and regulations impose fines on discharge of waste materials and empower certain environmental authorities to close any facility that causes serious environmental problems. Although it has not been alleged that our affiliates have violated any current environmental regulations by

China government officials, there is no assurance that the Chinese government will not amend its current environmental protection laws and regulations. Our financial results could be materially and adversely affected if our affiliates were to increase expenditures to comply with environmental regulations affecting their operations.
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
Risks Related to Our Capital Stock
LIMITED LIQUIDITY IN THE COMPANY’S SECURITIES MAY MAKE IT DIFFICULT TO SELL SHARES
     The public trading market for our common stock is limited. Beginning in November 2002, our common stock was traded on the OTC Securities Market. Nevertheless, an established public trading market for our common stock may never develop or, if developed, it may not able to be sustained. The OTC Securities Market is an inter-dealer, over-the-counter market that provides significantly less liquidity than other markets. As a foreign private issuer whose business is substantially in the China and Asian markets, the Company has less exposure in the U.S. capital markets than comparable U.S. issuers. In addition, the Company has a relative small public float of its securities. These and other general economic, industry or Company factors may result in low trading volumes or prices of the Company’s securities. Accordingly, shareholders of the Company bear risks regarding the liquidity of the Company’s shares and may not be able to sell shares in desired quantities, at desired times or desired prices or a combination thereof.
POSSIBLE VOLATILITY OF SHARE PRICES WORLDWIDE MAY HAVE SIGNIFICANT EFFECTS ON THE COMPANY’S SHARE PRICE
     The trading price of the Company’s shares has been and may continue to be subject to wide fluctuations. Capital markets worldwide have generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies themselves. There can be no assurance that trading prices and price earnings ratios previously experienced by the Company’s common shares will be matched and maintained. Broad market and industry factors may adversely affect the market price of shares in the Company, regardless of its operating performance.

ITEM 4. INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT OF THE COMPANY
     The Company was incorporated as an exempted company under the laws of Bermuda on January 28, 1993. From July 15, 1993 to late 2002, the Company’s shares were listed on the New York Stock Exchange, Inc. (the “NYSE”). On November 26, 2002, the Company’s shares began trading on the OTC Securities Market in the United States. The legal name of the Company is “China Enterprises Limited” and the Company is registered in Hong Kong under the commercial name of “China Tire Holdings Limited” due to local company registration considerations.
     The Company has historically been engaged in tire manufacturing and trading and related businesses. During 2001, the Company decided to reorganize its operations to improve its financial performance. The Company began to dispose of loss-making subsidiaries and tried to diversify its business.
     In early 2002, the Company acquired a substantive equity interest of approximately 35% in Wing On, which allowed it to diversify its business into the travel industry. In fiscal year 2003, the Company further completed its disposals of its loss-making subsidiaries, Yinchuan CSI, and the Company’s remaining interests in Double Happiness and ceased to account for the results of operations and the assets and liabilities of these subsidiaries from their respective disposal dates.
     In order to realize part of its investment, the Company entered into a contract to sell a 25% interest in Hangzhou Zhongce on June 15, 2003. As a result, the Company reduced its interest in Hangzhou Zhongce from 51% to 26%. The sale was completed in September 2003 and Hangzhou Zhongce became an equity method affiliate of the Group thereof. The Company’s Directors considered the disposal as an attractive opportunity for the Company to realize part of its investment. The Company consolidated the results of operations of Hangzhou Zhongce for the nine months period end September 30, 2003 and shared equity earnings of Hangzhou Zhongce from October 1, 2003 thereafter.
As a result of capital raising activities of Wing On during 2006 and the Company converted certain convertible notes subsequently in June 2007 following purchased and disposed of certain shares of Wing On in the market, the interest of Wing On held by the Company was diluted from approximately 20.36% to 12.77%, and was accounted for as trading securities of the Company thereafter, instead of as an interest in an affiliate company as it was in previous years. As of December 31, 2007, the Company’s equity interest in Wing On further decreased to 1.23% through the sale of its interest on the open market.
     The Company is a holding company and had interests in a number of entities as of December 31, 2007. The principal interests of the Company were as follows:
•	Orion Tire Corporation, a U.S. corporation in which the company has a 60% interest.

•	Orion (B.V.I.) Tire Corporation, a British Virgin Islands company in which the company has a 60% interest.

•	Century Lead Limited, a British Virgin Islands company in which the company has a 100% interest.

•	Capital Canton Limited, a British Virgin Islands company in which the company has a 100% interest.

•	Easy Legend Limited, a British Virgin Islands company in which the company has a 100% interest.

•	Million Good Limited, a British Virgin Islands company in which the company has a 100% interest.

•	Sincere Ocean Limited, a British Virgin Islands company in which the company has a 100% interest.

•	Supreme Solution Limited, a British Virgin Islands company in which the company has a 100% interest.

•	Wealth Faith Limited, a British Virgin Islands company in which the company has a 100% interest.

•	Great Windfall Agents Limited, a British Virgin Islands company in which the company has a 100% interest.

•	Honest Map Limited a British Virgin Islands company in which the company has a 100% interest.

•	Ventures Kingdom Limited a British Virgin Islands company in which the company has a 100% interest.
A description of these businesses are set forth below under “Business Overview.”
     Additional Information about the Company, is available through the Internet http://www.chinaenterpriseslimited.com. The principal place of business and the executive offices of the Company are located at Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong and its telephone number is (852) 2372 0130.

IMPORTANT EVENTS IN THE COMPANY’S BUSINESS IN 2007
Divestiture of Investment in Wing On
     In June 2007, the Company converted a total of HK$158 million (equivalent to approximately Rmb149 million) convertible notes of Wing On into ordinary shares of commons stock, HK$0.10 par value each, of Wing On at a conversion price of HK$0.79 per share and purchased a total of 15,000,000 ordinary shares of Wing On for cash consideration of approximately Rmb10 million. As a result of capital raising activities of Wing On, there was a net dilution of the percentage of the Company’s equity ownership in Wing On and the loss totaling approximately Rmb26 million was recognized as a decrease in additional paid-in capital during fiscal year 2007.
     In June 2007, the Company also disposed 200,000,000 shares of Wing On with total proceeds of approximately Rmb138 million and resulting in a loss on disposal of approximately Rmb69 million. As a result of these significant transactions, the interest of Wing On held by the Company decreased from approximately 20.36% to 12.77% as at June 30, 2007, and was accounted for as trading securities of the Company thereafter, instead of as an interest in an affiliate company as in previous years. As of December 31, 2007, the Company’s equity interest in Wing On further decreased to 1.23% through the sale of its interests on the open market.
Developments in Litigation relating to the Xiang Zhang Garden
     The Company, through The Rosedale Luxury Hotel & Suite Limited, an indirect wholly-owned subsidiary, entered into a conditional sale and purchase agreement dated June 16, 2004 with an independent third party, Shanghai Jiu Sheng Investment Company Limited, or Jiu Sheng, for the acquisition and further development of Xiang Zhang Garden, a parcel of land containing a 24-story building under construction located in Shanghai, PRC. After Jiu Sheng failed to meet required conditions in the sale and purchase agreement, Jiu Sheng and the Company entered into another agreement dated February 3, 2005 under which, among other things, the Company agreed to pay the main contractor directly with that payment to be deducted from the purchase price of of Xiang Zhang Garden.
     As of the date of this report, the Company has paid Jiu Sheng total deposits on Xiang Zhang Garden of Rmb58 million. Rmb380 million of the purchase price was planned to pay with loans that the Company expects to be granted by PRC banks or financial institutions and secured by Xiang Zhang Garden. The remainder of the purchase price was planned to pay from the Company’s assets and was due upon completion of the transfer of the ownership of Xiang Zhang Garden from Jiu Sheng to the Company.
     In June 2005, the Company commenced legal proceedings against Jiu Sheng, among other things, to demand Jiu Sheng to fulfill its obligations under the two agreements related to the purchase of Xiang Zhang Garden and petitioned a PRC court for an injunction order to prevent Xiang Zhang Garden from being transferred to the secured creditors of Jiu Sheng and the main contractor. As a condition precedent to the injunction order, the Company issued a counter guarantee of Rmb402 million to an institution in the PRC that provided a guarantee of the same amount to the PRC court on behalf of the Company.
     In June 2006, the People’s High Court of Shanghai City ruled in favor of the Company and ordered Jiu Sheng to continue fulfilling its obligations under the agreement dated February 3, 2005 and to cooperate with the Company to effect the release of the injunction orders and settlement of the related liabilities with its creditors so as to proceed with the transfer of legal title of Xiang Zhang Garden to the Company. The judgment also required Jiu Sheng to pay Rmb5.9 million to the Company as compensation for the breach of the sale and purchase agreements. In August 2006, the Group petitioned the People’s High Court of Shanghai City for a court execution order to enforce the June 2006 judgment against Jiu Sheng. At the same time, Jiu Sheng initiated various discussions with the Group and its legal counsel with a view to settle the matter, but there was no significant in reaching a resolution up to December 31, 2007.
     In December 2007, the Company completed a transfer of certain of its assets and liabilities from its subsidiaries, Manwide Holdings Limited and Rosedale Luxury Hotel & Suite Limited to another subsidiary of the Company before selling the two subsidiaries to a third party for total consideration of HK$500,000 (equivalent to approximately Rmb504,000), resulting in a gain on such sale. The assets transferred from Rosedale Luxury Hotel and Suite included the deposit paid for the acquisition of Xiang Zhang Garden.
PRINCIPAL CAPITAL EXPENDITURES
     Principal capital expenditures, investment and divestitures over the last three years include the following:

	2005	2006	2007
	Rmb’000	Rmb’000	Rmb’000

Purchase of property, plant and equipment	(344)	—	—
Investments in and advances to affiliates, net	(37,122)	(2,227)	(10,137)

The Company conducts its businesses through subsidiaries and affiliates. Accordingly, much of the expenditures described above have been made at the subsidiary level. For a description of the Company’s subsidiaries, please refer to the section “ORGANIZATIONAL STRUCTURE” below.
BUSINESS OVERVIEW
The financial results of the Company in fiscal 2005, 2006 and 2007 were greatly depended on the share of results of its affiliates, including the tire business and the travel business. All of subsidiaries of the Company remain inactive during fiscal 2007. The Company is actively seeking new investment opportunities.
Tire Business
     Hangzhou Zhongce is incorporated in the People’s Republic of China. Its principal subsidiaries are mainly engaged in the manufacture and sale of rubber tires, tire rubber and carbon powder. Hangzhou Zhongce established Hangzhou Sunrise Rubber Co., Ltd with three other PRC enterprises in 1998 and acquired Fu Chun Jiang Chemical Industrial Co., Ltd in 1999 that manufactures radial tire products and a number of raw materials including tire rubbers and carbon black, respectively. In September 2003, the Company disposed of its 25% interest in Hangzhou Zhongce and ceased to consolidate the results of Hangzhou Zhongce and Fu Chun Jiang, Hangzhou Zhongce’s wholly owned subsidiary (collectively referred to as “Hangzhou Zhongce”) and Hangzhou Sunrise Rubber Co., Ltd. also ceased to be an affiliate of the Group as of October 1, 2003, following the completion of the disposal. As a result of that disposal, the Company holds 26% interest in Hangzhou Zhongce, which became a major equity method affiliate of the Company thereof. Hangzhou Zhongce manufactures and sells a broad line of tire products, consisting of motor vehicle (bias and radial tires for trucks, tractors, passenger cars and motorcycles), bicycle and wheelbarrow tires. See “Financial Statements” of Hangzhou Zhongce in item 17 for more details.
Travel Business
     Wing On is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on the HKSE. Its principal subsidiaries are engaged in the business of providing package tours, travel and other related services, hotel operation and trading of securities.

     In 2002, the Company diversified into the travel business through an investment in Wing On. However, the global travel in the region had a difficult time in 2003, which was affected by, among other factors, hostilities such as the Iraqi war, concerns over terrorism and the Severe Acute Respiratory Syndrome or SARS. In response to the issues facing the industry, Wing On shifted its business focus. An increased emphasis was placed on local tours in Hong Kong in financial year 2003. Special promotions and initiatives were launched to rebuild public confidence in travel in the region. In addition, Wing On introduced new targeted adventure, photography tours and other tours. At the same time, in order to achieve greater operational efficiencies and cost savings, Wing On implemented restructuring changes during the financial year 2003. Several of its less profitable local branches and overseas offices were closed and its loss-making transportation business was sold.
     For the years of 2004, 2005 and 2006, Wing On continued to benefit from the rebound in travel business in Hong Kong after the negative effect of SARS subsided, the economy picked up together with many countries around the world. Following the opening of the Hong Kong Disney Land and the Asia World-Expo, and with the policy trend in the PRC, it is likely the limit on foreign holding in a company operating with outbound travel license will be gradually opened up. In fact, with the gradual easing of restrictions on the individual mainland visitors traveling to Hong Kong, the Company expected a great increase in arrivals once more parts of the PRC are opened up to individual travelers, which is expected to directly benefit the local economy.
     Throughout 2007, the Hong Kong economy sustained a robust growth momentum, with the GDP leaping by 6.3% in real terms, marked the fourth consecutive year of strong economic expansion. The labor market improved further in 2007 with unemployment rate falling to 3.4% at the end of the year. The tightened labor market pushed wages and earnings up and enhanced the consumption desire of the local community. Wing On continued to perform satisfactory during 2007. With the effect of the 2008 Beijing Olympic Games and the coming 2010 Shanghai Disney, the grant of outbound operating license to Hong Kong travel agents and the erection of further tourists spots in Hong Kong, it will be attract more and more visitors to the Mainland and our city.
     As of December 31, 2006, the Company had a 20.36% equity interest in Wing On. Consequent to disposal of equity interest during the fiscal year 2007, the Company’s equity interest in Wing On decreased to 12.77% which was classified as trading securities. As of December 31, 2007, the equity interest further decreased to 1.23%.

ORGANIZATIONAL STRUCTURE
     The chart below illustrates the simplified position of the Company after the Group Reorganization completed on May 19, 2006 and within the Hanny group at December 31, 2007:
     Based on the public announcements and circulars of Hanny pursuant to the Rules Governing the Listing of Securities on the HKSE, Hanny disposed of 29.2% interest in the Company. The disposal of 29.2% interest in the Company was completed on May 8, 2008 and the Company was then an associate of the Hanny group.

CONSOLIDATED PRINCIPAL SUBSIDIARIES AS OF DECEMBER 31, 2007

			Company’s
	Country of		Ownership Interest
Consolidated Subsidiary	Incorporation	Principal Activities	Directly	Indirectly
Orion Tire Corporation	U.S.A.	Investment holding	60%	—
Orion (B.V.I.) Tire Corporation	BVI	Investment holding	60%	—
Century Lead Limited	BVI	Investment holding	100%	—
Capital Canton Limited	BVI	Investment holding	100%	—
Easy Legend Limited	BVI	Investment holding	100%	—
Million Good Limited	BVI	Investment holding	100%	—
Sincere Ocean Limited	BVI	Investment holding	100%	—
Supreme Solution Limited	BVI	Investment holding	100%	—
Wealth Faith Limited	BVI	Investment holding	100%	—
Great Windfall Agents Limited	BVI	Investment holding	100%	—
Honest Map Limited	BVI	Investment holding	100%	—
Ventures Kingdom Limited	BVI	Investment holding	100%	—
PROPERTY, PLANT AND EQUIPMENT
Bermuda
     The registered office of the Company is located at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda. Only corporate administrative matters are conducted at this office, through the Company’s agent, Butterfield Fulcrum Group (Bermuda) Limited (formerly known as Butterfield Corporate Services Limited). The Company neither owns nor leases property in Bermuda.
Hong Kong
The Company’s principal executive office is located at Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including “expect”, “anticipate”, “believe”, “seek”, “estimate”, “intends”, “should” or “may”. Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3 Key Information — “Risk Factors.” This section should be read along with our Consolidation Financial Statements included as Item 18 of this Report, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been presented and prepared in accordance with U.S. GAAP.
OPERATING RESULTS
Overview
     The forward-looking statements in this Item 5 are not guarantees of future performance. They involve both risk and uncertainty. Several important factors could cause our actual results to differ materially from those anticipated by these statements. Many of those factors are macroeconomic in nature and are, therefore, beyond the control of our management. Please see the “Risk Factors” in this Annual Report for more details.
     After the completion of the Company’s restructuring activities discussed above in “History and Development of the Company,” the financial results of the Company for the financial year 2007 mainly comprised of the Company’s share of the earnings and financial results of its affiliates in the tire and travel businesses, the loss incurred on disposal of interest in Wing On and the loss recognized on trading securities sold during the year. Currently, the Company is still actively looking for new investments. Indeed, the PRC market continues to be the focus of world industry, the Company is confident about the PRC market and shall continue exploring for appropriate investment projects to expand its business network in the Mainland.
CRITICAL ACCOUNTING POLICIES
     The preparation of our financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2 — “Summary of Significant Accounting Policies” to the Consolidated Financial Statements included in “Item 18 — Financial Statements” of this annual report.
Accounting Estimates
     The accounting estimates inherent in the preparation of the consolidated financial statements of the Company mainly include estimates associated with respect to collectability of accounts receivable, useful lives of plant and equipment and valuation of derivative instruments. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions. Additionally, the Company constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate.
Income Taxes
     The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. In the event the Company determines that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would be made that would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.
Derivatives Embedded in Certain Debt Securities
     Convertible notes of Wing On held by the Company contain features that enable the Company to convert the debt securities into common stock of Wing On. These features represent embedded derivatives which are required to be accounted for separately from the related debt securities. The estimated fair value of these features is valued using an option-pricing model which requires us to make assumptions on such variables such as share price volatility of common stock of Wing On, expected time to expiration, expected dividends yield of Wing On and etc. Changes in these assumptions could significantly affect the amount of changes in fair value of the conversion option we recognize in our consolidated financial statements. The adjustments will be required until the features are either triggered or expire.
RESULTS OF OPERATIONS
Fiscal year ended December 31, 2007 compared with fiscal year ended December 31, 2006
     The Company
     General and administrative expenses, these costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2007 amounted Rmb6.2 million, a decrease of Rmb10.6 million, compared to Rmb16.8 million in 2006. The decrease in our administrative expenses during the current year is in line with the decrease in certain legal and professional costs and administrative costs incurred on the acquisition of Xiang Zhang Garden.
     Operating income from continuing operations amounted to Rmb13.1 million in fiscal year 2007 as compared with operating loss of Rmb16.8 million in fiscal year 2006. The Rmb13.1 million on operating income from continuing operations mainly represented a gain on disposal of subsidiaries of the Group engaged in property investment in the PRC amounting to Rmb19.3 million and offset with the administrative expenses incurred for the year ended December 31, 2007.
     Interest income amounted to Rmb9.5 million in 2007, a decrease of Rmb2.8 million compared to Rmb12.3 million in 2006, was due to the Company converted a total of approximately Rmb149 million (equivalent to HK$158 million) Convertible Notes of Wing On during the fiscal year 2007.
     For the year ended December 31, 2007, the Company recorded a consolidated net loss of Rmb28.2 million, or Rmb3.12 per share. By comparison, the net loss and the net loss per share in 2006 was Rmb21.2 million and Rmb2.35, respectively. The loss for the fiscal year 2007 consisted primarily of net loss recognized on trading securities sold during the year amounted to Rmb90.9 million, unrealized loss recognized on trading securities amounted to

Rmb12.2 million, loss on disposal of interest in Wing On amounting Rmb69.0 million, income tax amounted to Rmb19.3 million and partially offset with operating income of Rmb13.1 million, gain upon a increase in fair value of the call option associated with the convertible note of Wing On totaling Rmb19.2 million, the Company’s share of net profit of Hangzhou Zhongce and Wing On in an amount of Rmb121.4 million and interest income of Rmb9.5 million.
     Tire Business
For the year ended December 31, 2007, Hangzhou Zhongce recorded a consolidated turnover of approximately Rmb11,786 million, an increase of approximately 31.8% as compared to the same period in 2006 of approximately Rmb8,939 million. The audited consolidated net profit for the year ended December 31, 2007 increased from approximately Rmb56.3 million for the last corresponding period to approximately Rmb385.7 million for the current year.
     Travel Business
For the fiscal year 2007, the Company accounted for its share of equity in earnings of Wing On only for the period from January 1, 2007 to June 30, 2007 as a result of the above mentioned significant disposal on equity interest in Wing On held by the Company. For the six months ended June 30, 2007, according to the Hong Kong Financial Reporting Standards, with reconciliation to U.S. GAAP, Wing On recorded a consolidated turnover of approximately HK$1,041 million (equivalent to Rmb1,010 million). The audited consolidated net profit for the six months ended June 30, 2007 was approximately HK$123.2 million (equivalent to Rmb119.5 million).
Fiscal year ended December 31, 2006 compared with fiscal year ended December 31, 2005
     The Company
     General and administrative expenses, these costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The selling, general and administrative expenses in 2006 amounted Rmb16.8 million, a decrease of Rmb10.7 million or 39%, compared to Rmb27.5 million in 2005. The decrease in our administrative expenses during the current year is mainly because certain legal and professional costs was incurred on the acquisition of a property situated in Shanghai, the PRC in 2005.
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
     Tire Business
     For the year ended December 31, 2006, Hangzhou Zhongce recorded a consolidated turnover of approximately Rmb8,939 million, an increase of approximately 37% as compared to the same period in 2005 of approximately Rmb6,506 million. The audited consolidated net profit for the year ended December 31, 2006 decreased from approximately Rmb141.3 million for the last corresponding period to approximately Rmb56.3 million for the fiscal 2006.
     Travel Business
     For the year ended December 31, 2006, according to the Hong Kong Financial Reporting Standards, with reconciliation to U.S. GAAP, Wing On recorded a consolidated turnover of approximately HK$1,992 million (equivalent to Rmb2,004 million), an increase of approximately 9.7% as compared to the same period in 2005 of approximately HK$1,816 million (equivalent to Rmb1,890 million). The audited consolidated net loss for the year ended December 31, 2006 increased from net loss of approximately HK$14.3 million (equivalent to Rmb14.9 million) for the last corresponding period to net loss of approximately HK$53.1million (equivalent to Rmb53.4 million) for the fiscal 2006.
Impact of Inflation
Inflation and deflation in the PRC and Hong Kong has not had a material effect on our past business. During the times of inflation, the affiliated companies of the Company have generally been able to increase the price of their products or services in order to keep pace with inflation.

Tax Regulations
     For the impact of tax regulations on the Company, see Note 9 to the Consolidated Financial Statements of the Company included in “Item 18. Financial Statements”.
LIQUIDITY AND CAPITAL RESOURCES
     Over the last few years, the Company did not have any operation that generated revenue, the cash for financing the operations of the Company was principally obtained from internally generated funds, which mainly through the disposal of interest in Wing On and the interest gererated from convertible note receivable as well. The Company had positive working capital, calculated as current assets less current liabilities, of Rmb86.9 million and a negative working capital of Rmb212.1 million as of December 31, 2007 and 2006, respectively.
     In 2007, the net cash provided by operating activities was approximately Rmb126.6 million, which was mainly due to the changes in amount of trading securities, compared with Rmb8.2 million used in operating activities in 2006. The net cash used in investing activities and financing activities in 2007 was approximately Rmb20.0 million and Rmb112.8 million, respectively, which were both mainly due to the changes in amount due with/to the related parties, compared with Rmb2.4 million provided by investing activities and Rmb1.8 million used in financing activities in 2006.
     The Company primarily used its cash and cash equivalents and the cash flows from notes receivable to fund its capital expenditures, investment in and advances to affiliates and subscription of note receivables. Other than the subscription of a new convertible note from Wing On, as described in Item 4 of this Form 20-F, no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Company have been entered into during 2007. Hanny has agreed to provide adequate funds for the Company to meet in full its financial obligations as they fall due. In management’s opinion, Hanny has sufficient cash and cash equivalents and loan receivable to support the Company and accordingly, the Company considered its working capital is sufficient for its present requirements.
     For the years ended December 31, 2006 and 2007, the Company had no expenditure for property, plant and equipment.

     In addition, cash and cash equivalents of the Company from continuing operations decreased from Rmb7.1 million at December 31, 2006 to Rmb0.5 million at December 31, 2007 of which approximately Rmb66,000 (approximately US$9,000) were U.S. dollar deposit included in cash and cash equivalent.
     There are no material restrictions, including foreign exchange controls, on the ability of the Company’s subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances or product/material purchases.
     For related party information, please see “Item 7. Major Shareholders and Related Party Transactions” in this annual report. In the opinion of management, these related party transactions have no material effect on the Company’s liquidity or cash flows.
CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
     On June 16, 2004, the Company entered into a conditional agreement with an independent third party in relation for the proposed acquisition of the Properties for a total consideration of Rmb450 million. As of December 31, 2006 and 2007, the Company had outstanding capital commitments for acquisition of properties amounting to approximately Rmb402 million.

	Payments due by period
Contractual Obligation	Less than 1 year	1-3 years	More than 3 years
	Rmb’000	Rmb’000	Rmb’000

Purchase Obligation	402,000	—	—
TREND INFORMATION
     Following its sale of a portion of its interest in Hangzhou Zhongce in 2003, the Company does not have a majority-owned operating subsidiary as of the date of this report. Currently, following its sale of portion of its interest in Wing On in 2007, the Company’s financial results is largely dependent on its equity in earnings of the affiliated company, Hangzhou Zhongce. Having positioned itself as a conglomerate investor in China, the Company anticipates that it will maintain its conservative and cautious investment posture in the coming year and to contribute its effort to explore new investment opportunities.

OFF-BALANCE SHEET ARRANGEMENT
     For the year of 2007, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Additionally, the Company did not undertake any guarantee as of December 31, 2007.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management

Name	Age	Position	Employed Since
Yap, Allan	53	Chairman, Chief Executive Officer and Director of the Company	2001(1)
Chan Ling, Eva	43	Deputy Chairman and Director of the Company	2004(2)
Dorothy Law	39	Director	2000
Richard Whittall	50	Independent Director and Audit Committee Member of the Company	2000
David Edwin Bussmann	55	Independent Director and Audit Committee Member of the Company	2000(3)
Lien Kait Long	61	Director	1999
Chow Chun Man, Jimmy	39	Chief Financial Officer	2003

(1)	Dr. Yap, Allan is the Chairman of Hanny and served as an executive director of China Strategic Holdings Limited until his resignation on June 16, 2006.

(2)	Ms. Chan Ling, Eva is an executive director of China Strategic Holdings Limited.

(3)	Mr. David Edwin Bussmann served as independent non-executive director of China Strategic Holdings Limited, a public listed company in Hong Kong, until his resignation on June 16, 2006.
Biographies of Directors and Senior Management
     Dr. Allan Yap, aged 53, is the chairman, chief executive officer and a director of the Company. He obtained the honorary degree of Doctor of Laws and has over 26 years’ experience in finance, investment and banking. Dr. Yap is the Chairman of Hanny and an executive director of Wing On and Big Media Group Limited, all are public listed companies in Hong Kong. Dr. Yap is also the chairman and chief executive officer of Burcon NutraScience Corporation, a company whose shares are listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. Dr. Yap is an executive chairman of PSC Corporation Limited, Intraco Limited and Tat Seng Packaging Group Limited, all of which are public listed companies in Singapore. He is also the chairman of MRI Holdings Limited, a company whose shares are listed on Australian Securities Exchange. Until June

16, 2006, Dr. Yap was also an executive director of China Strategic Holdings Limited. Dr. Yap was appointed as the chairman and chief executive officer of the Company on December 1, 2004.
     Ms. Eva Chan Ling, aged 43, is a deputy chairman and a director of the Company. She has over 20 years’ experience in auditing, accounting and finance in both international accounting firms and listed companies. Ms. Chan is a member of the Institute of Chartered Accountants in Australia, a fellow member of the Association of Chartered Certified Accountants and also a practicing member of the Hong Kong Institute of Certified Public Accountants. She is an executive director of China Strategic Holdings Limited and a director of MRI Holdings Limited. She is also an independent non-executive director of Trasy Gold Ex Limited, a public listed company in Hong Kong. Effective from June 1, 2009, Ms. Chan is the managing director of Wing On. She has also been an independent non-executive director of Wonson International Holdings Limited, a public listed company in Hong Kong, up to August 13, 2008. Ms. Chan was appointed as deputy chairman of the Company on December 1, 2004.
     Ms. Dorothy Law, aged 39, is a director of the Company. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and she has also been admitted as a Solicitor of the High Court of Hong Kong. Ms. Law is also a director of Burcon NutraScience Corporation.
     Mr. David Edwin Bussmann, aged 55, is an independent director and an audit committee member of the Company. Mr. Bussmann has more than 21 years’ experience in Asia, and has familiarity with investment issues related to China, in many industries and sectors. He previously worked in investment banking at Salomon Brothers and Citibank, and in private equity at Prudential Asia. Until June 16, 2006, Mr. Bussmann was also an independent non-executive director of China Strategic Holdings Limited. He speaks and reads Mandarin Chinese.
     Mr. Richard Whittall, aged 50, is an independent director and the chairman of the audit committee of the Company. He is the President of Watershed Capital Partners Inc., an investment banking firm, based in Vancouver, British Columbia, Canada. Mr. Whittall has 22 years’ experience in investment banking, advising domestic and international companies in the areas of fund raising, mergers, acquisitions, divestitures and strategic business alliances. Mr. Whittall currently serves as a president of Watershed Capital Partners Inc. and director of a number of public and private companies, including Burcon NutraScience Corporation,

Fortress Paper Inc., Maximizer Software Inc., Glacier Ventures International Corp., Canadian General Investments Limited and Canadian World Fund Limited.
     Mr. Lien Kait Long, aged 61, is a director of the Company. Mr. Lien holds a bachelor’s degree in commerce and is a fellow member of Institute of Certified Public Accountants of Singapore and the CPA Australia. He has extensive experience in finance, corporate management and business investment. He has held a number of senior management positions as well as executive directorships in various public and private corporations in Singapore, Hong Kong and China. He is also a director of MRI Holdings Limited. Mr. Lien currently serves as an independent director on the board of several Singapore and Chinese Companies listed on the Singapore Exchange Securities Trading Limited.
     Mr. Chow Chun Man, Jimmy, aged 39, was appointed as the Chief Financial Officer on September 24, 2003. Mr. Chow holds a Bachelor Degree in Accountancy and is a member for both of the CPA Australia and the Hong Kong Institute of Certified Public Accountants. He has over 14 years’ of experiences in auditing, financial reporting and corporate finance. Mr. Chow is also a Vice President of Wing On.
     There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above. None of the directors or executive officers was elected or appointed pursuant to an arrangement or understanding with any third party.
Compensation of Directors and Senior Management
     For the year ended December 31, 2007, the aggregate amount of compensation paid by the Company and its subsidiaries to the Company’s directors and executive officers, for service in all capacities, was approximately Rmb873,000 (US$0.12 million). The grant of bonuses is determined at the discretion of the board of directors. No bonuses were paid in the year 2007 or granted with respect to the year 2007.
     The following table summarizes the compensation received by our executive and non-executive directors and senior management in the year 2007.

Compensation
Name	Salary (USD)	Salary (Rmb)	Total(USD)	Total(Rmb)
Executive Director
Yap, Allan	20,000	145,548	20,000	145,548
Chan Ling, Eva	20,000	145,548	20,000	145,548
Non-Executive Director
Dorothy Law	20,000	145,548	20,000	145,548
Lien Kait Long	20,000	145,548	20,000	145,548
Richard Whittall	20,000	145,548	20,000	145,548
David E. Bussmann	20,000	145,548	20,000	145,548

No officer or director received any non-cash compensation in 2007.
Board Practices
     All directors of the Company are elected to hold office until the next annual general meeting of the shareholders and their successors are elected and qualified. The 2008 annual general meeting of the Company was held on March 31, 2009, all six existing directors were re-elected to the board of directors of the Company.
     No director of the Company entered into any service contract nor entitled to any benefits upon termination of employment with the Company.
     The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. During the year 2007 and through the date hereof, the audit committee of the Company consisted of Mr. Richard Whittall and Mr. David Edwin Bussmann.
Employees
     As of December 31, 2005, 2006 and 2007, the Company had no employees. Pursuant to a management and administrative services agreement between the Company and China Strategic Holdings Limited, the former ultimate parent company, originally entered into in 1993, China Strategic Holdings Limited provides certain management and administrative services to the Company. The agreement was terminated upon the group reorganization of China Strategic Holdings Limited in May 2006 when China Strategic Holdings Limited ceased to be the ultimate parent company of the Company and its subsidiaries. For fiscal 2007, the Company has no further management agreement signed. See Note 13(b) to Consolidated Financial Statements in “Item 18 Financial Statements” for more details.
SHARE OWNERSHIP
As of December 31, 2007, none of the Company’s directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major shareholders
     Based on filings on Schedule 13G under the Exchange Act and public announcements/circulars of China Strategic Holdings Limited and Hanny pursuant to the Listing rules of HKSE, as of December 31, 2007, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company:

Name of holder	Number of shares held	Percentage of class

Hanny Holdings Limited (1) (2) (3)	5,239,800	55.22%
Peconic Partners LLC(4) (5)	503,275	5.58%

(1)	Consists of 3,000,000 shares of supervoting common stock, each share having 10 votes on resolutions of shareholders, and 2,239,800 of common stock, each share having 1 vote on resolutions of shareholders, held by Group Dragon Investments Limited. As part of the group reorganization of China Strategic Holdings Limited, effective on May 19, 2006, China Strategic Holdings Limited transferred to a wholly-owned subsidiary of Group Dragon Investments Limited 2,239,800 shares of the Company’s common stock previously held indirectly and 3,000,000 shares of the Company’s supervoting common stock previously held directly. As a result of the group reorganization of China Strategic Holdings Limited, Group Dragon Investments Limited has shared voting and dispositive control over 3,000,000 shares of the Company’s supervoting common stock, or 100% of the total number of supervoting common stock outstanding, and 2,239,800 shares of the Company’s common stock, or 37.22% of the total common stock outstanding. As of June 16, 2006, Hanny indirectly owns 436,032,120 shares of Group Dragon Investments Limited, or 98.92% of the total common stock outstanding of Group Dragon Investments Limited. Group Dragon Investments Limited became an indirect wholly-owned subsidiary of Hanny for the financial year ended December 31, 2007. On September 13, 2006, the board of directors of the Company approved Group Dragon (B.V.I.) Limited, a wholly-owned subsidiary of Group Dragon Investments Limited to convert 3,000,000 shares of supervoting common stock into 3,000,000 shares of common stock of the Company.

(2)	On March 26, 2008, Hanny disclosed by way of announcement posted on the website of the HKSE that it would dispose to an independent third party its entire issued share capital held in Kamthorn Limited, which held approximately 18.1% equity interest in the issued share capital of the Company. The transaction was completed in May 2008.
(3)	On July 30, 2008, Hanny further disclosed in its annual report 2007-08 that 29.2% interest including the interest as mentioned in (2) above in the issued share capital of the Company was disposed of subsequent to its financial year ended March 31, 2008.

(4)	According to Amendment No. 16 to a report on Schedule 13G filed on February 9, 2007 (the “Amended Schedule 13G”), Peconic Partners LLC (formerly known as FLA Advisers LLC), an investment adviser registered with the U.S. Securities and Exchange Commission (“Peconic Partners”) had shared voting and dispositive control over 446,375 shares of common stock (“Shares”) or 4.95% for the total number of shares outstanding. Peconic shares investment and dispositive power over the shares with various investment advisory clients of Peconic, including Peconic Partners International Fund, Ltd. (formerly FLA International Fund Ltd), a Bermuda company which reported shared ownership with Peconic Partners of 56,900 Shares or 0.63% of the total outstanding. According to Amended Schedule 13G, various client of the reporting persons (Peconic Partners and Peconic Partners International Fund Ltd) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Company’s common stock reflected in the Amended Schedule 13G.

(5)	According to Amendment No. 17 to a report on Schedule 13G filed on February 17, 2009, 516,175 Shares or 5.7% for the total number of shares outstanding which consist of (A) 79,800 Shares beneficially owned individually by Mr. William F. Harnisch (“Mr. Harnisch”); and (B) (i) 218,775 Shares beneficially owned by Grenadier Fund; (ii) 116,100 Shares beneficially owned by Triumph Fund II L.P.; (iii) 52,500 Shares beneficially owned by Peconic Partners International Fund Ltd.; (iv) 46,300 Shares beneficially owned by Permal U.S. Capital Growth Ltd.; and (v) 2,700 Shares beneficially owned by Triumph Fund III L.P., all of which Shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners, the investment adviser to the above five clients.
     According to the shareholders list, dated May 29, 2009, provided to the Company by its transfer agent, there are 61 shareholders (representing all issued common stock of 9,017,310 shares) of record of the Company’s common stock.

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
     The initial conversion price of the Convertible Notes is HK$0.79 per share, subject to anti-dilutive adjustments. Unless previously converted or lapsed or redeemed by Wing On, Wing On will redeem the Convertible Notes on the fifth anniversary from the date of issue of the Convertible Notes (the “Maturity Date”) at the redemption amount which is 110% of the principal amount of the Convertible Notes outstanding.
     The Company has the right to convert, on any business day commencing from the 7th day after the date of issue of the Convertible Notes up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000,000) of the principal amount of the Convertible Notes into shares of Wing On at the then prevailing conversion price.
     Subject to certain restrictions intended to facilitate compliance of relevant rules and regulations, each noteholder has the right to exchange from time to time all or part (in the amount of HK$10,000,000 or integral multiples thereof) of 50% of the initial principal amount of its Convertible Notes for shares in the share capital of any company that is an affiliated company of Wing On as defined in the Rules Governing the Listing of Securities on the HKSE or subsidiary of Wing On that is to be listed on a stock exchange through an initial public offering at the price, subject to anti-dilutive adjustments, at which the such shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated company or subsidiary in the future is at the sole discretion of the directors of Wing On. During the year of 2007, the Company converted a total of HK$237,000,000 Convertible Notes of Wing On into ordinary shares at conversion price of HK$0.79 per share.
     The Company also entered into the following related party transactions:

	2006	2007
	Rmb’000	Rmb’000
Due from:
China Strategic Holdings Limited and its subsidiaries	331	732

	2006	2007
	Rmb’000	Rmb’000
Group Dragon Investments Limited and its subsidiaries (“Group Dragon Investments Limited Group”)	—	2,294
Hanny and its subsidiaries (except Group Dragon Investments Limited Group)	—	26,823
Wing On and its subsidiaries	—	37,587

	331	67,436

Due to:
Group Dragon Investments Limited and its subsidiaries	203,025	2,849
Hanny and its subsidiaries (except Group Dragon Investments Limited Group) (“Hanny Group”)	203	—
ITC and its subsidiaries (except Hanny Group and Group Dragon Investments Limited Group)	3,122	1,157
Wing On and its subsidiaries	2,121	—

	208,471	4,006

     As of December 31, 2006 and 2007, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms except for approximately Rmb12,941,000 due from a fellow subsidiary as of December 31, 2007 carries interest at Hong Kong Prime rate plus 1%. Interest income from the fellow subsidiary was not significant for the year ended December 31, 2007. The amounts are arising from advances from/to related companies for operation needs.
Management and Administrative Services Agreement
Pursuant to a management and administrative services agreement between the Company and China Strategic Holdings Limited in 1993 and renewed in 1997, 2000, and 2003, in each case for a term of three years, China Strategic Holdings Limited provided certain management services to the Company for an annual fee of approximately US$15,000 (Rmb120,000). In addition, the Company agreed to reimburse China Strategic Holdings Limited for administrative services not covered by the management and administrative services agreement rendered on behalf of the Company on a cost plus 5% basis, in the aggregate amount of approximately Rmb4,798,000, Rmb2,525,000 and nil for the years ended December 31, 2005, 2006 and 2007, respectively. The agreement was terminated upon the group reorganization of China Strategic Holdings Limited in May 2006 when China Strategic Holdings Limited ceased to be the ultimate parent company of the Group and payment of annual fee for the years ended December 31, 2005, 2006 and 2007 were approximately Rmb120,000, Rmb120,000 and nil, respectively.

ITEM 8. FINANCIAL INFORMATION
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
     See the Consolidated Financial Statements to the Company included in “Item 18. Financial Statements” of this annual report. See also “Item 17. Financial Statements” of this annual report for financial statements of Hangzhou Zhongce, included pursuant to the requirements of Article 3-09 of Regulation S-X.
Dividend Policy
     On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2005, 2006 and 2007, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will depend on the Company’s results of operations and financial condition, and other factors deemed relevant by its board of directors.
     Since the Company is a holding company, its ability to pay dividends depends substantially on its receipt of distributions from its subsidiaries. Applicable Chinese laws and regulations require that, before a Sino-foreign equity joint venture enterprise (such as each PRC subsidiary) distributes profits to investors, it must: (1) satisfy all tax liabilities; (2) provide for losses in previous years; and (3) make allocations, in proportions determined at the sole discretion of the board of directors, to a general reserve fund and an enterprise expansion fund. During 2005, 2006 and 2007, no distribution of dividends was made from any subsidiary to the Company.
SIGNIFICANT CHANGES
     In March 2008, the Company entered into a share purchase agreement with Hanny Magnetics (B.V.I.) Limited, a then fellow subsidiary, to acquire the entire 100% interest in three securities investment companies, at a total cash consideration of HK$38 million (equivalent to Rmb35.8 million). The acquisition was consummated in April 2008.
     In March 2008, Hanny entered into conditional sale and purchase agreements with an independent third party, to dispose of 29.2% interest in CEL, at a cash consideration of approximately Rmb142 million. The conditions were fulfilled at May 2008 and the disposal of 29.2% interest in CEL was accordingly completed on May 8, 2008. Subsequent to these significant transactions, the interest of CEL held by Hanny was decreased from approximately 55.3% to 26.1%. CEL ceased to be subsidiary of Hanny upon completion of the disposal.
     In April 2008, the Group entered into a Memorandum of Understating (“MOU”) with a third party to acquire certain equity interest in a property investment company, for a consideration of Rmb150 million. A refundable deposit of Rmb75 million was paid to the vendor pursuant to the MOU. As of the date of the report, no formal agreement had been entered into.
     In July 2008, the conversion price was reduced from HK$0.79 per share to HK$0.339 per share as a result of rights issued of shares of Wing On. No notes was converted during the year ended December 31, 2008.

ITEM 9. OFFER AND LISTING
     Since November 26, 2002, the Company’s common stock has traded on the OTC under the stock symbol “CSHEF.PK”. The OTC is a regulated quotation service that displays real-time quotes, last sale prices and volume information in OTC equity securities for companies which are registrants with the SEC. Prior thereto, the Company’s common stock traded on the NYSE under the symbol “CSH” from 1993 to late 2002. However, the trading was suspended on September 27, 2002 by the NYSE for the failure of the Company to meet the NYSE’s continuing listing standards. Effective December 30, 2002, the common stock of the Company was removed from listing on the NYSE.
     The following table set forth, for the periods indicated, the high and low closing sale prices of the common stock as reported by the OTC Securities Market from January 1, 2003 to December 31, 2007.

Year Ended	High	Low
	(US$)	(US$)

December 31, 2007	2.21	0.55
December 31, 2006	2.59	0.40
December 31, 2005	2.30	0.31
December 31, 2004	6.90	1.03
December 31, 2003	3.50	0.25
     The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2007 and each of the most recent period.

Quarter Ended	High	Low
	(US$)	(US$)

March 31, 2009	0.35	0.03
December 31, 2008	0.25	0.02
September 30, 2008	0.35	0.15
June 30, 2008	0.35	0.26
March 31, 2008	0.60	0.26
December 31, 2007	1.10	0.56
September 30, 2007	1.30	0.73
June 30, 2007	2.21	0.55
March 31, 2007	1.75	0.75

Quarter Ended	High	Low
	(US$)	(US$)

December 31, 2006	1.95	0.75
September 30, 2006	2.55	1.60
June 30, 2006	2.55	1.63
March 31, 2006	2.59	0.40
     The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

Month Ended	High	Low
	(US$)	(US$)

May 31, 2009	0.50	0.12
April 30, 2009	0.18	0.04
March 31, 2009	0.12	0.04
February 28, 2009	0.12	0.05
January 31, 2009	0.35	0.03
December 31, 2008	0.10	0.02

ITEM 10. ADDITIONAL INFORMATION
MEMORANDUM AND ARTICLES OF ASSOCIATION
     For a summary of the Company’s Memorandum and Articles of Association see Item 10 of the Company’s Form 20-F for the year ended 2001 to which specific reference is made.
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
2. An agreement dated December 5, 2007 entered into between the Company and Martin Pacific Limited for the sale and purchase of the entire issued share capital of Manwide Holdings Limited and Rosedale Luxury Hotel & Suited Limited.
3. An agreement dated March 25, 2008 entered into between the Company and Hanny Magnetics (B.V.I.) Limited for the sale and purchase of the entire issued share capital of Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited.
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
     There are no limitations on the rights of non-Bermuda owners of the Company’s common stock to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the Company’s common stock, other than in respect of local Bermuda currency.
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
TAXATION
     The following discussion is a summary of certain tax consequences of an investment in the Company’s common stock under Bermuda tax laws and United States Federal income tax laws. The discussion does not deal with all possible tax consequences relating to an investment in the common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under State, local and other laws (e.g., non-Bermuda, non-United States Federal tax laws). This discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.
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

United States Federal Income Taxation
Taxation of Shareholders
     The following discussion addresses the United States Federal income taxation of a United States Investor (i.e., a United States citizen or resident, corporation or partnership organized under the laws of the United States or any state thereof, an estate subject to United States tax on all of its income regardless of source or a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons) making an investment in the Company’s common stock. The summary does not address the United States tax treatment of certain types of investors (e.g., a dealer or trader in securities, a regulated investment company or a grantor trust, individual retirement and other tax deferred accounts, a bank, financial institution or life insurance company a tax-exempt organization a person liable for the alternative minimum tax; a person who receives shares in compensation for services, certain U.S. expatriates, or a person that holds shares as part of a straddle or a hedging or conversion transaction) or of persons other than a U.S. Investor, all of whom may be subject to tax rules that differ significantly from those summarized below. If the U.S. investor holds its common stock through a foreign branch or other foreign business unit, the following discussion may not be accurate in all respects as to such investor. Investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of State, local or foreign tax laws to which they may be subject. In addition, future changes to United States tax laws could have an effect on the United States Federal income tax consequences of the purchase, ownership and disposition of common stock.
     A U.S. Investor receiving a distribution in respect of the common stock will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from earnings and profits of the Company as determined under United States Federal income tax principles. Distributions in excess of the earnings and profits of the Company first will be treated, for United States Federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. Investor’s tax basis in the common stock and then as gain from the sale or exchange of a capital asset, provided that the common stock constitutes a capital asset in the hands of the U.S. Investor. Dividends received on the common stock will not be eligible for the corporate dividends-received deduction nor is it likely that dividends received by non-corporate shareholders will be entitled to the reduced U.S. tax rate applicable to “qualified dividends.” Any amount treated as a dividend for United States Federal income tax purposes generally will constitute foreign source “passive income” (or, in the case of certain holders, “financial services income”). With respect to taxable years beginning after December 31, 2007, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income”. Except for corporations that own 10% or more of the common stock of the Company, no shareholder will be entitled to claim a foreign tax credit against United States Federal income tax for any tax paid by the Company or any entity in which the Company invests, directly or indirectly. For reporting purposes, any dividends that are paid in any currency other than U.S. dollars must be translated into U.S. dollars at the spot rate on the date the dividends are accrued or received by the U.S. Investor, regardless of whether the dividend receipt is in fact converted into U.S. dollars.
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
     The “controlled foreign corporation” and “passive foreign investment company” rules under United States Federal income tax law could apply to the Company and U.S. investors who own Common Stock. Based on the current and anticipated ownership of the Company, the Company does not believe it will constitute a CFC In light of the Company’s disposition of most of its operating subsidiaries or its majority interests in such subsidiaries during the prior three years, there is some risk that the Company could qualify as a passive foreign investment company for 2007 or subsequent years. The Company does not believe it was a passive foreign investment company during 2007; however, since passive foreign investment company status is determined annually, there can be no assurance that the Company might not become a passive foreign investment company in 2008 or subsequent years.
United States Backup Withholding and Information Reporting
     Dividends on and proceeds from the sale, redemption or other disposition of common stock made within the United States, or by a U.S. payor or U.S. middleman, to a holder of common stock generally will be reported to the U.S. Internal Revenue Service unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is currently 28 per cent. Any amounts withheld under the backup withholding tax rules will be refunded or allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that required information is furnished to the Internal Revenue Service.
DOCUMENTS ON DISPLAY
     The Company is subject to certain of the information reporting requirements of the Exchange Act. The Company, as a “foreign private issuer”, is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of the Company’s shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, the Company does file with the SEC an annual report on Form 20-F containing consolidated financial statements audited by an independent accounting firm. The Company also furnishes as an interim report on Form 6-K containing unaudited financial information after the end of a six-month period in a year.
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
     The Hong Kong dollar is tied to and allowed to fluctuate within a narrow range against the value of the U.S. dollar. Historically, there has been no material fluctuation in the exchange rate between the Rmb and the U.S. dollar, restrictions was set on the flow of Rmb between the PRC and the United States. Starting from July 21, 2005, the PRC reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of other currencies. The Rmb is no longer pegged to the U.S. dollar.
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
     Historically, both the Hong Kong dollar and Renminbi were pegged to the U.S. dollar. As a result, the exchange rate of the Hong Kong dollar to Renminbi fluctuated within a narrow range. However, on July 21, 2005, the PBOC adjusted the exchange rate of U.S. dollars to Renminbi from 1:8.27 to 1:8.11, resulting in an approximately 2% appreciation in the value of Renminbi against the U.S. dollar. As Hong Kong dollars are pegged to the U.S. dollars, such adjustment has effectively resulted in an approximately 2% appreciation in the value of Renminbi against the Hong Kong dollar. For more details, see “RISK FACTORS — FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS”.
     As of December 31, 2007, the Company had no open forward contracts or option contracts. The Company’s cash on hand as of December 31, 2007 was Rmb0.5 million of which approximately Rmb66,000 equivalents (approximately US$9,000) were held in U.S. dollar deposit.
INTEREST RATE FLUCTUATIONS
The Company’s interest income is sensitive to change in interest rates. The Company had a short-term notes receivable of Rmb20.2 million as of December 31, 2007. The borrowing bore floating rate of interest. As the borrowing is immaterial to the Company, any fluctuation in the interest rate will not have material impact on the Company’s interest income.
The Company did not have any short-term or long-term debt as of December 31, 2006 and 2007.
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

ITEM 15. CONTROLS AND PROCEDURES
(a) Evaluation of Disclosure Controls and Procedures
     Management of the Company, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), as of the end of the period covered by this annual report on Form 20-F. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance regarding the reliability of financial reporting, except that the Company is not able to file its Form 20-F for the year ended December 31, 2007 within the prescribed time period because the US GAAP audited financial statements of an affiliate of the Company that anticipates being included in the filing is not available within the prescribed time period.
(b) Management’s Annual Report on Internal Control over Financial Reporting
     The directors and management of the Company are responsible for establishing and maintaining adequate internal control over our financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance but not absolute assurance regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:
1.	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with the generally accepted accounting principles;

3.	Provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorizations of management and directors of the Company;

4.	Provide reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected in a timely manner.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances but not absolute assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.
     Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that, in all material aspects, our internal control over financial reporting was effective as at December 31, 2007.
     This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report on Form 20-F.
     There have been no changes in the Company’s internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     As the Company’s common stock is not currently listed on a U.S. national securities exchange, the Company is not obligated to have an audit committee of the board of directors. The Company has, however, had an Audit Committee for many years and continues to do so. The Company’s Board of Directors has determined that the two members of the Audit Committee, Mr. Richard Whittall and Mr. David Edwin Bussmann, do not qualify as “audit committee financial experts” as defined by Item 401(h) of Regulation S-K adopted pursuant to the Exchange Act. The Company is currently in the process of seeking a qualified financial expert for the audit committee.
ITEM 16B CODE OF ETHICS
     The Company has adopted a Code of Ethics for the Chief Executive and Senior Financial Officers, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 14.1 to this Annual Report on Form 20-F.
ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Deloitte Touche Tohmatsu has served as our independent registered public accounting firm for each of the two fiscal years in the period ended December 31, 2007, for the audit of the consolidated financial statements of the Company appearing in this annual report.
     The following table presents the aggregate fees for services rendered by Deloitte Touche Tohmatsu in 2006 and 2007.

	2007	2006
	US$’000	US$’000

Audit Fees	320	411
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	320	411

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
ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     As the Company’s common stock is not listed on a U.S. national securities exchange, the information called for by Part II, Item 16D of the Form 20-F is not applicable.
ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     The Company has not made any repurchases of its equity securities during the period covered by this report.

PART III
ITEM 17. FINANCIAL STATEMENTS
     See the Index to Consolidated Financial Statements accompany this report beginning page F-1.
     Pursuant to Article 3-09 of Regulation S-X of the Exchange Act, separate financial statements of significant unconsolidated companies of the Company prepared in accordance with U.S. GAAP or reconciled to U.S. GAAP must be filed as part of the Company’s Form 20-F. For the years ended December 31, 2005 and 2006, Wing On and Hangzhou Zhongce were significant affiliates of the Company in accordance with Article 3-09 of Regulation S-X. Following disposal transactions on interest in Wing On held by the Company, Wing On was accounted for as trading securities during the fiscal year 2007. Hangzhou Zhongce prepared its statutory financial statements in accordance with the accounting principles and the relevant financial regulations as established by the Ministry of Finance of the PRC; however, for the purposes of complying with Article 3-09 of Regulation S-X, Hangzhou Zhongce prepared separate financial statements in accordance with U.S. GAAP (“Hangzhou Zhongce Statements”).
Pursuant to Article 3-09 of Regulation S-X, Hangzhou Zhongce Statements for the three years ended December 31, 2007, 2006 and 2005 are set out as follows.

ITEM 18. FINANCIAL STATEMENTS

HANGZHOU ZHONGCE RUBBER CO., LTD.
Report of Independent Registered Public
Accounting Firm and Consolidated Financial Statements
for the years ended December 31, 2005, 2006 and 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
HANGZHOU ZHONGCE RUBBER CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Hangzhou Zhongce Rubber Co., Ltd.
We have audited the accompanying consolidated balance sheets of Hangzhou Zhongce Rubber Co., Ltd. (the “Company”) and its subsidiaries (collectively referred as the “Group”) as of December 31, 2006 and 2007, and the related consolidated statements of operations and comprehensive income, owners’ equity, and cash flows for each of the three years in the period ended December 31, 2007, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of Renminbi amounts into United States Dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(n). Such United States Dollar amounts are presented solely for the convenience of the readers in the United States of America.
Deloitte Touche Tohmatsu
Hong Kong
June 29, 2009

HANGZHOU ZHONGCE RUBBER CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts in thousands)

	Year ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Revenues:
- third parties	6,406,337	8,822,599	11,649,022	1,596,938
- related parties	100,015	116,106	137,305	18,823

Total	6,506,352	8,938,705	11,786,327	1,615,761
Cost of revenues	(5,771,884)	(8,190,449)	(10,431,737)	(1,430,063)

Gross profit	734,468	748,256	1,354,590	185,698
Selling, general and administrative expenses	(437,536)	(544,178)	(748,530)	(102,614)
Other operating (loss) income	(3,394)	628	(4,290)	(588)

Operating income	293,538	204,706	601,770	82,496
Non-operating income (expenses):
Interest income	3,692	4,584	6,593	904
Interest expenses	(94,680)	(130,400)	(159,431)	(21,856)
Other income (loss)	5,084	(294)	(8,684)	(1,190)

Income before income taxes and minority interests	207,634	78,596	440,248	60,354
Income tax expenses (note 8)	(46,892)	(16,337)	(38,201)	(5,237)
Minority interests	(19,413)	(5,964)	(16,360)	(2,243)

Net income and comprehensive income	141,329	56,295	385,687	52,874

See accompanying notes to consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

	As of December 31,
	2006	2007	2007
	Rmb	Rmb	US$
ASSETS

Current assets:
Cash and cash equivalents	304,464	639,200	87,626
Restricted cash	76,155	17,410	2,387
Accounts receivable, net of allowances for doubtful receivables of Rmb53,719 in 2006 and Rmb61,602 in 2007	866,744	802,072	109,954
Notes receivables (note 3)	50,790	75,532	10,355
Other receivables	36,608	21,034	2,884
Inventories (note 4)	1,718,457	1,868,345	256,127
Prepaid expenses and other current assets	72,078	74,772	10,250
Due from related companies (note 11)	9,680	27,640	3,789
Deferred tax assets (note 10)	63,291	130,062	17,830

Total current assets	3,198,267	3,656,067	501,202

Prepayments for equipment	146,306	236,593	32,434
Property, plant and equipment, net (note 5)	2,561,863	3,142,126	430,747
Land use rights (note 5)	126,711	123,995	16,998
Deferred tax assets (note 8)	6,788	4,469	613
Due from related companies (note 11)	1,382	2,090	287
Other assets	849	1,218	167

Total assets	6,042,166	7,166,558	982,448

HANGZHOU ZHONGCE RUBBER CO., LTD.
CONSOLIDATED BALANCE SHEETS — continued
(Amounts in thousands)

	As of December 31,
	2006	2007	2007
	Rmb	Rmb	US$
LIABILITIES AND OWNERS’ EQUITY

Current liabilities:
Short-term bank loans (note 6)	2,181,066	2,151,768	294,981
Current portion of long-term bank loans (note 6)	164,000	470,645	64,520
Accounts payable	1,111,894	874,305	119,856
Advances from customers	79,359	232,282	31,843
Government subsidies	194,105	196,603	26,952
Transportation expenses payable	56,358	92,293	12,652
Other payables	203,725	222,741	30,535
Debenture payable (note 7)	—	360,000	49,352
Accrued liabilities	254,362	353,815	48,504
Due to related companies (note 11)	1,628	6,318	866
Income taxes payable (note 8)	25,585	56,370	7,728
Loans from related companies (note 11)	30,592	22,669	3,108

Total current liabilities	4,302,674	5,039,809	690,897
Long-term bank loans, net of current portion (note 6)	533,000	515,000	70,600
Due to a shareholder (note 11)	134	67	9
Deferred tax liabilities (note 8)	—	3,277	449

Total liabilities	4,835,808	5,558,153	761,955

Commitments and contingencies (note 9)

Minority interests	214,963	231,323	31,712

Owners’ equity:
Registered capital	613,603	613,603	84,117
Additional paid-in capital	20,266	20,266	2,778
Retained earnings	357,526	743,213	101,886

Total owners’ equity	991,395	1,377,082	188,781

Total liabilities and owners’ equity	6,042,166	7,166,558	982,448

See accompanying notes to consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.
CONSOLIDATED STATEMENTS OF OWNERS’ EQUITY
(Amounts in thousands)

		Additional
	Registered	paid-in	Retained
	capital	capital	earnings	Total
	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2005	613,603	20,266	159,902	793,771
Net income	—	—	141,329	141,329

Balance at December 31, 2006	613,603	20,266	301,231	935,100
Net income	—	—	56,295	56,295

Balance at December 31, 2007	613,603	20,266	357,526	991,395
Net income	—	—	385,687	385,687

Balance at December 31, 2007	613,603	20,266	743,213	1,377,082

Balance at December 31, 2007 (in US$)	84,117	2,778	101,886	188,781

See accompanying notes to consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income	141,329	56,295	385,687	52,874
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests	19,413	5,964	16,360	2,243
Deferred income taxes	(11,872)	(19,683)	(61,175)	(8,387)
Loss (gain) on disposal of property, plant and equipment	3,327	(924)	4,871	667
Depreciation	246,658	271,045	343,627	47,107
Amortization	2,196	3,037	3,170	434
Changes in operating assets and liabilities:
Accounts and other receivables, net	(96,605)	(166,387)	80,246	11,001
Notes receivables	17,768	(39,012)	(24,742)	(3,392)
Inventories	(454,404)	(339,076)	(149,888)	(20,548)
Prepaid expenses and other current assets	28,887	(13,738)	(2,694)	(369)
Due from related companies	(653)	(502)	(17,960)	(2,462)
Other assets	149	(1,790)	(369)	(51)
Accounts payable and other payables, net	519,409	159,807	(27,217)	(3,731)
Due to related companies	—	—	4,690	643
Accrued liabilities	10,585	91,358	99,453	13,634
Income taxes payable	(1,488)	(3,635)	30,785	4,220

Net cash provided by operating activities	424,699	2,759	684,844	93,883

HANGZHOU ZHONGCE RUBBER CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(Amounts in thousands)

	Year ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Cash flows from investing activities:
Purchase of property, plant and equipment	(753,829)	(449,111)	(937,190)	(128,477)
Purchase of land use rights	—	(66,134)	(454)	(62)
Decrease (increase) in prepayment paid for property, plant and equipment	31,435	(57,622)	(90,287)	(12,377)
(Increase) decrease in restricted bank deposits	(29,917)	(7,314)	58,745	8,053
Proceeds from disposal of property, plant and equipment	1,296	3,177	8,429	1,155
Increase in due from related companies	—	—	(708)	(97)

Net cash used in investing activities	(751,015)	(577,004)	(961,465)	(131,805)

Cash flows from financing activities:
Proceeds from short-term bank loans	1,517,242	2,611,704	2,929,636	401,617
Repayment of short-term bank loans	(1,340,805)	(2,184,427)	(2,958,934)	(405,634)
Proceeds from long-term bank loans	245,000	260,000	427,645	58,625
Repayment of long-term bank loans	(64,000)	(97,000)	(139,000)	(19,055)
Increase in debenture payable	—	—	360,000	49,352
Repayment of loans from (advance to) a related company	81,360	(56,609)	(7,923)	(1,086)
Increase (decrease) in amount due to a shareholder	—	67	(67)	(9)

Net cash provided by financing activities	438,797	533,735	611,357	83,810

Net increase (decrease) in cash and cash equivalents	112,481	(40,510)	334,736	45,888
Cash and cash equivalents, beginning of the year	232,493	344,974	304,464	41,738

Cash and cash equivalents, end of the year	344,974	304,464	639,200	87,626

Supplemental disclosures of cash flow information:
Interest paid	94,129	128,827	187,935	25,764
Income tax paid	60,252	39,655	68,591	9,403

Non-cash investing activities:
Other payables for property, plant and equipment	—	—	88,816	12,176

See accompanying notes to consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands unless otherwise stated)
1.	ORGANIZATION AND BASIS OF PREPARATION

Hangzhou Zhongce Rubber Co., Ltd. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) on June 12, 1992. The Company is engaged in the manufacture and sale of rubber tires in the PRC. The Company has a 51.24% equity interest in Hangzhou Fu Chun Jiang Chemical Industrial Co., Ltd. (“FCJ”), incorporated in the PRC for a term of 20 years commencing from September 28, 2001, and it is engaged in the manufacture and sale of tire rubber and carbon powder. The Company and all its consolidated subsidiaries are collectively referred to as the “Group”.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the special purpose of filing with the United States Securities and Exchange Commission for complying with Article 3-09 of Regulation S-X of the Securities Act 1933 as the Company is a significant equity method investee of China Enterprises Limited, a company traded on the OTC (Over-the-Counter) Securities Market in the United States of America (the “US”).

In 1998, an agreement was entered into by the Company with three other PRC enterprises to establish a Sino-foreign equity joint venture, Hangzhou Sunrise Rubber Co., Ltd. (“Hangzhou Sunrise”) in Hangzhou, Zhejiang Province, the PRC, to construct and operate a radial tire factory. The total investment and registered capital of this joint venture was US$29,980 (Rmb248,000). The equity interest owned by the Company was 49.2% and its investment commitment was satisfied by the contribution of its existing radial tire project under construction into Hangzhou Sunrise while the other three shareholders contributed cash for the remaining 50.8% interest in Hangzhou Sunrise. The radial tire factory of Hangzhou Sunrise commenced operations in 2000.

Upon the adoption of Financial Interpretation No. 46 (“FIN 46”) issued by the Financial Accounting Standards Board (“FASB”), it requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The Company is the primary beneficiary of Hangzhou Sunrise because (i) the Company receives a majority of the expected residual returns of Hangzhou Sunrise by virtue of its 49.2% equity interest in Hangzhou Sunrise; and (ii) the Company has guaranteed more than majority portion of bank loans of Hangzhou Sunrise since fiscal 2000, and accordingly, the Company will absorb a majority of Hangzhou Sunrise’s expected losses disproportional to its expected return if Hangzhou Sunrise is unable to repay its bank loans as they fall due. The Company has consolidated Hangzhou Sunrise as its variable interest entity for the three years ended December 31, 2007.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
1.	ORGANIZATION AND BASIS OF PREPARATION — continued

These consolidated financial statements are prepared assuming that the Group will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. The Group has net current liabilities of Rmb1,383,742 as of December 31, 2007, with bank borrowings of Rmb2,622,413 which will be matured in 2008.

The consolidated financial statements do not include any adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classification that might be necessary if the Group be unable to continue as a going concern.

The Group’s continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis and to obtain additional financing as may be required.

The Group has historically met cash needs from borrowings and operating cash flows. Subsequent to the balance sheet date, the Group has obtained new bank borrowings of Rmb3,697,419 repayable substantially by 2009. Additionally, subsequent to year end the Group has obtained additional banking facilities of Rmb1,090,127 for working capital.

The directors of the Company are of the opinion that, taking into account the presently available banking facilities and cash inflow from its operation, the Group has sufficient working capital to meet its debts when they fall due in the foreseeable future.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Consolidation

The Company consolidates all entities in which it is the primary beneficiary of variable interests in variable interest entities and in those entities in which it has a controlling financial interest.

The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries.

All intercompany balances and transactions have been eliminated on consolidation.
(b)	Cash and Cash Equivalents

The Group considers cash in hand and demand deposits in banks with an original maturity of three months or less when purchased to be cash and cash equivalents.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(c)	Restricted Cash

Bank deposits pledged as security for bank guarantees and bank drafts, and those bank balances for repair and maintenance funds for staff quarter are required by PRC municipal government amounted to Rmb76,155 and Rmb17,410 (US$2,387) as of December 31, 2006, and 2007, respectively, are presented as restricted cash in the consolidated balance sheets.

(d)	Inventories

Inventories are stated at the lower of cost, on an average cost basis, or market value. Costs of work-in-progress and finished goods comprise direct materials, direct labor and an attributable proportion of production overheads.

(e)	Property, Plant and Equipment, net

Property, plant and equipment, net are stated at cost less accumulated depreciation.

Depreciation is computed using the straight-line method over the assets’ estimated economic useful lives. The estimated useful lives are as follows:

Buildings	20 years
Machinery and equipment	10 years
Motor vehicles	5 years
Furniture, fixtures and office equipment	5 years
Construction-in-progress represents factory and office buildings under construction and plant and machinery pending installation. Interest capitalized was Rmb16,217, Rmb15,133 and Rmb28,504 (US$3,907) for the years ended December 31, 2005, 2006 and 2007, respectively. Assets under construction are not depreciated until construction completed and the assets are ready for their intended use.

(f)	Land Use Rights

Land use rights represent prepaid rent for land under operating lease arrangements. Land use rights are amortized and recognized as rent expense over the lease term.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(g)	Impairment of Long Lived Assets

The Group evaluates its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Long-lived assets are evaluated for impairment whenever events and circumstances exist that indicates the carrying amount of these assets may not be recoverable. The assets are considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition exceeds its carrying amount. Measurement of impairment losses for long-lived assets that the Group expects to hold and use is based on the difference between the estimated fair value of the assets and the carrying amount.

(h)	Revenues

Revenues are recognized upon delivery and acceptance of goods by the customers and collectability is reasonably assured and the prices are fixed and determinable. The Group permits the return of damaged or defective products and accounts for these returns as deduction from sales. The estimated return is accrued at the time the sale is recognized, based on historical experience.

The Group presents revenues net of sales taxes incurred, which amounted to Rmb89,296, Rmb58,065 and Rmb58,413 (US$8,008) for the years ended December 31, 2005, 2006 and 2007, respectively.

(i)	Shipping and Handling Fees and Costs

Costs for transportation of products to customers is recorded as selling, general and administrative expenses, and amounted to Rmb165,377, Rmb198,870 and Rmb268,668 (US$36,831) for the years ended December 31, 2005, 2006 and 2007, respectively.

(j)	Advertising Expenses

Advertising expenses were Rmb1,927, Rmb3,204 and Rmb3,705 (US$508) for the years ended December 31, 2005, 2006 and 2007, respectively.

(k)	Government Subsidies

Government subsidies are recognized when received and all the conditions for their receipt have been met. Government subsidies are recognized as other income in the consolidated statements of income and comprehensive income in the period in which the related expenditure are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and are recognized as income over the periods and in the proportion in which depreciation on those assets is charged.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(l)	Product Warranty

The estimated cost of product warranty claims is accrued at the time the sale is recognized, based on historical experience.

(m)	Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, unutilized tax loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Effective January 1, 2007, the Company adopted the Financial Accounting Standard Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There is no material impact of FIN 48 on the Company’s consolidated financial statements.

(n)	Foreign Currencies

The functional currency of the Company and its subsidiaries is Renminbi (“Rmb”). Foreign currency transactions are translated into the functional currencies of the Company and its subsidiaries at the applicable exchange rates quoted by the People’s Bank of China (the “exchange rates”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statement of operations. The Group had foreign exchange loss of Rmb5,557, Rmb6,257 and Rmb28,527(US$3,910) in 2005, 2006 and 2007, respectively.

The translation of Rmb amounts into United States dollar (US$) amounts as of and for the year December 31, 2007 are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb7.2946, the noon buying rates from Federal Reserve Bank of New York on December 31, 2007. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that or at any other rate.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(o)	Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting owners’ equity that result from transactions and other events and circumstances from non-owner sources.

(p)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are useful lives of long-lived assets; valuation allowances for receivables and deferred tax assets; liability for product warranty; and the valuation of certain financial instruments.

(q)	Fair Value of Financial Instruments

The carrying value of current financial assets and current financial liabilities approximates fair value due to the short-term nature of these instruments. Bank loans approximate their carrying value as the interest rates approximate those which would have been available for loans of similar remaining maturity at the respective year ends. The fair value of the financial guarantees issued by the Group is determined based on the sum of probability-weighted present values in a range of estimated cash flows.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(r)	Concentration of Credit Risk

The Group’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, restricted cash, accounts and other receivables and advances to related parties and guarantee issued by the Group. The Group’s cash and cash equivalents and restricted cash are high-quality deposits placed with banking institutions with high credit ratings; therefore, the credit risk is limited. The accounts receivable largely represent amounts due from the Group’s customers and the concentrations of credit risk associated with the accounts receivable are considered minimal due to the Group’s diverse customer base. Majority of the customers are located in the PRC. The Group maintains allowances to cover potential bad debts and believes that no significant credit risk exists as a result of its diverse group of customers. Credit losses, when realized, have historically been within the range of management’s expectations. The other receivables comprise principally deposits to suppliers and other tax receivable. The Company does not believe there is a significant credit risk from any of these counterparties as they are either major suppliers of the Group or local government authorities. The Group has reviewed the credit worthiness and financial position of its affiliate for credit risks associated with advances to these entities. This affiliate has good credit standing and the Group does not expect to incur significant loss for uncollected advances from these entities. The credit risk arising on the guarantee is low because of the credit quality of the related parties who historically have not had any event of default.

The Group does not purchase derivative instruments to manage risks.

(s)	Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurement” (“SFAS No. 157”). SFAS No. 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date”. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Group does not expect that the adoption of SFAS No. 157 will have a material impact on its financial position, results of operations and cash flows.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(s)	Recently Issued Accounting Pronouncements- continued

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), an amendment of FASB No. 115. This statement permits entities to choose to measure many financial instrument and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities without having to apply complex hedge accounting provisions. SFAS No. 159 is effective from fiscal year commencing November 15, 2007. The Group does not expect that the adoption of SFAS No. 159 will have a material impact on its consolidated financial position, cash flows, and results of operations.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group is currently evaluating the impact, if any, of the adoption of SFAS No. 141R on its Group’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a noncontrolling interest, sometimes called a minority interest”, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Group is evaluating the impact, if any, of the adoption of SFAS No. 160.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). This statement establishes enhanced disclosures about the entity’s derivative instruments and hedging activities. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Adoption of SFAS No. 161 will result in enhanced disclosure regarding the Company’s derivatives. The Group is evaluating the impact, if any, of the adoption of SFAS No. 161.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(s)	Recently Issued Accounting Pronouncements — continued

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarified the application of FAS 157. FSP 157-3 demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Group is evaluating the impact that this statement will have, if any, on its consolidated financial statements.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures about Variable Interest Entities” (FSP FIN 46(R)-8). FSP FIN 46(R)-8 requires enhanced disclosures about a company’s involvement in VIEs. The enhanced disclosures required by this FSP are intended to provide users of financial statements with a greater understanding of: (i) the significant judgments and assumptions made by a company in determining whether it must consolidate a VIE and/or disclose information about its involvement with a VIE; (ii) the nature of restrictions on a consolidated VIEs assets reported by a company in its statement of financial position, including the carrying amounts of such assets; (iii) the nature of, and changes in, the risks associated with a company’s involvement with a VIE; (iv) how a company’s involvement with a VIE affects the company’s financial position, financial performance, and cash flows. This FSP was effective for the year ended December 31, 2008 and had no impact on the financial position and results of operations.
3.	NOTES RECEIVABLES

Notes receivables represent bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group.
4.	INVENTORIES

Inventories by major categories are summarized as follows:

	2006	2007
	Rmb	Rmb

Raw materials	652,165	791,317
Work-in-progress	79,809	125,834
Finished goods	986,483	951,194

	1,718,457	1,868,345

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
5.	PROPERTY, PLANT AND EQUIPMENT, NET AND LAND USE RIGHTS

	2006	2007
	Rmb	Rmb
Property, plant and equipment, net consists of the following:

At cost:
Buildings	599,486	617,830
Machinery and equipment	2,805,671	3,272,628
Motor vehicles	25,891	34,800
Furniture, fixtures and office equipment	112,199	207,477

Total	3,543,247	4,132,735
Less: Accumulated depreciation	(1,225,769)	(1,545,774)
Construction-in-progress	244,385	555,165

Total	2,561,863	3,142,126

Depreciation expenses of property, plant and equipment were Rmb246,658, Rmb271,045 and Rmb343,627(US$47,107) and amortization expenses of land use rights were Rmb2,196, Rmb3,037 and Rmb3,170 (US$434)for the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2006 and 2007, the Group had not obtained land use right certificates on certain of their land use rights with a carrying amount of Rmb2,300 and Rmb2,671 (US$366), respectively. As of December 31, 2006 and 2007, Hangzhou Sunrise has pledged certain land use rights and buildings having an aggregate carrying amount of Rmb113,398 and Rmb108,382 (US$14,858), respectively to secure bank loans to the Group.
6.	BANK LOANS

As of December 31, 2006 and 2007, long-term bank loans of Rmb29,000 and RmbNil (US$Nil) were secured by land use right, respectively. Long-term bank loans carry fixed interest rates and had average annual interest rates of approximately 5.9% in 2006 and 6.6% in 2007.

The outstanding balances of long-term bank loans as of December 31, 2007 were repayable as follows:

Rmb

2008	470,645
2009	325,000
2010	130,000
2011	60,000

985,645

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
6.	BANK LOANS — continued

As of December 31, 2006 and 2007, short-term bank loans are repayable on demand or within twelve months from the balance sheet dates.

As of December 31, 2006 and 2007, Rmb610,000 and Rmb650,000 (US$89,107) of the short-term bank loans were guaranteed by third parties. Also, short-term bank loans of Rmb26,000 (US$3,564) were secured by land use right and building of the Group as of December 31, 2006 and 2007. The short-term bank loans carried fixed interest rates and the average annual interest rates were approximately 5.3% in 2006 and 6.2% in 2007.

As of December 31, 2006 and 2007, Rmb1,368,067 and Rmb1,553 ,098 (US$212,911) of the bank loans of the Company were guaranteed by Hangzhou Sunrise.
7.	DEBENTURE PAYABLE

On March 6, 2006, the Board of Directors has approved the issuance of debenture loan for a maximum amount of Rmb360,000. The issuance of debenture by the Group was completed on January 29, 2007. The total issued amount was Rmb360,000 and the maturity date was the 365-day from the date of issuance. The issuance of debenture was to meet the short-term cash flow requirements of the Group. The Group has fully repaid the debenture loan on January 29, 2008.
8.	INCOME TAXES

Income taxes consists of:

	2005	2006	2007
	Rmb	Rmb	Rmb
PRC Enterprise Income Tax (“EIT”)
Current	58,764	36,020	99,376
Deferred taxation
- Current	(11,872)	(19,683)	(19,510)
- Change in tax rate	—	—	(41,665)

	46,892	16,337	38,201

The Group is subject to PRC income tax rates from 16.5% to 33%. The Company was subject to State united income tax rate of 15% and a local income tax rate of 1.5% except for two branches of the Company, which were subject to State united income tax rate of 30% and the local income tax rate of 3%. FCJ and Hangzhou Sunrise were subject to State united income tax rate of 30% and the local income tax rate of 3%.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
8.	INCOME TAXES — continued

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (the “New Tax Law”), which will be effective from January 1, 2008. The New Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% of worldwide income. The new tax rate will become effective in January 1, 2008.

Due to the changes in the New Tax Law in March 2007, the Company’s deferred tax balances were calculated based on the newly enacted tax rate to be effective January 1, 2008. The impact on the deferred taxes resulting from change in enacted tax is an adjustment to the net deferred tax assets of Rmb41,665, representing an increase in net deferred tax assets and an increase in deferred tax benefit.

The Company adopted the provisions of FIN 48 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in financial statements. The Company has no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2007, there is no interest and penalties related to uncertain tax positions. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The tax positions for the years 2005 to 2007 may be subject to examination by the PRC tax authorities.

The reconciliation of the effective income tax rate based on profit before income taxes and minority interests stated in the consolidated statements of operations to the statutory income tax rates in the PRC is as follows:

	2005	2006	2007
Tax provision at PRC enterprise income tax rates	33%	33%	33%
Effect of Company’s lower income tax rate	(12%)	(12%)	(15%)
Effect of change in tax rate	—	—	(9%)
Underprovision from prior years	1%	—	—
Valuation allowance	(2%)	—	—
Others	3%	—	—

Effective tax rate	23%	21%	9%

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
8.	INCOME TAXES — continued

The tax impact of temporary differences give rise to the following deferred tax assets and liabilities are as follows:

	2006	2007
	Rmb	Rmb
Deferred tax assets:
Allowance for doubtful receivables	9,026	15,275
Warranty expenses	10,115	38,775
Accrued liabilities	42,022	72,938
Depreciation	6,787	4,469
Others	2,129	3,073

Total deferred tax assets	70,079	134,531

Deferred tax liability:
Depreciation	—	(3,277)

Net deferred tax assets	70,079	131,254

Net deferred tax asset is classified as follows:

	2006	2007
	Rmb	Rmb
Current
Deferred tax assets	63,291	130,062

Non-current
Deferred tax assets	6,788	4,469
Deferred tax liabilities	—	(3,277)

	70,079	131,254

9.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2006 and 2007, the Group had outstanding capital commitments for construction of factory premises and purchase of equipment amounting to approximately Rmb283,225 and Rmb697,276 (US$95,588), respectively.

The Group leases certain of its warehouses under non-cancelable operating leases. Rental expense was Rmb19,960, Rmb25,920 and Rmb40,169 (US$5,507) for the years ended December 31, 2005, 2006 and 2007, respectively.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
9.	COMMITMENTS AND CONTINGENCIES — continued

Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2007 is:

Rmb

2008	20,945
2009	10,654
2010	1,913

Total minimum lease payments	33,512

The Group also records an estimate of the product warranty obligation at the time of sale based on the Group’s historical experience. Changes in product warranty provision are as follows:

	2006	2007
	Rmb	Rmb

Balance at beginning of year	48,800	61,300
Warranties paid	(156,572)	(460,474)
Warranty provision	169,072	554,276

Balance at end of year	61,300	155,102

In addition, the Group provided guarantees to related companies as of December 31, 2007. These guarantees are full and unconditional and would require the Group to make scheduled payments immediately if the related companies failed to do so. As of December 31, 2006 and 2007, the maximum potential future payments of the bank guarantees to be Rmb650,000 (US$89,107). The Group estimated that the fair value of the obligations assumed under guarantees as of December 31, 2006 and 2007 to be Rmb4,465 (US$612) and recognized a liability for such amount in the financial statements.

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

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
9.	COMMITMENTS AND CONTINGENCIES — continued

In 2007, the Company became a defendant in a number of product liability lawsuits and claims seeking compensatory and, in some cases, punitive damages based on allegations that personal injury, property damage and/or other loss resulted from accidents caused by tire failures. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company believes that the resolution of these other matters currently pending will not individually or in the aggregate have a material adverse effect on the Company’s financial condition or results of operations.
10.	DISTRIBUTION OF PROFIT
(a)	Dividends

The Group can declare dividends based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under US GAAP. The Group had an aggregate retained earnings on a consolidation basis of Rmb348,566 and Rmb646,957 (US$88,690) as of December 31, 2006 and 2007, as reported in their statutory financial statements.

(b)	Profit appropriation

In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the Company and FCJ are required to make appropriation of 5% or a higher percentage of after tax profit as prepared in accordance with accounting principles generally accepted in the PRC to non-distributable reserve funds as determined by the Board of Director of the entities. These reserves include a general reserve fund and an enterprise expansion fund. The general reserve fund is used to offset future extraordinary losses. The entities may, upon resolution passed by the shareholders, convert the general reserve fund into capital. The enterprises expansion fund is used for the expansion of the entities’ operation and can be converted to capital subject to approval by the relevant authorities. In addition, certain of the entities were granted special reserve fund by the government for specific projects carried out by the relevant PRC entities. There is no specific requirement for appropriation for Hangzhou Sunrise. All these reserve funds are included in retained earnings of the entities but can only be used for specific purpose and are not distributable as cash dividend.

Included in the retained earnings of the Group as of December 31, 2005, 2006 and 2007, was non-distributable amounts of Rmb1,403, Rmb1,288 and Rmb1,288 (US$177).

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
11.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS
(a)	Due from (to) Related Companies

Current portion of amounts due from related companies primarily arise from sales of tires and are unsecured, non-interest bearing and repayable at the end of credit periods granted ranging from 90 days to 180 days.

Non-current portion of amounts due from related companies represent funds advanced to related companies and are unsecured, non-interest bearing and repayable more than 1 year.

The amounts due to related companies are unsecured, non-interest bearing and has no fixed repayment terms.

The loans from related companies represent funds advanced to the Group and are unsecured and repayable within 1 year. The balance is interest-free.

The amount due to a shareholder is unsecured, non-interest bearing and repayable more than 1 year.

(b)	Transaction with Related Companies

The Group paid sub-contracting charges to a related company of approximately Rmb26,350, Rmb25,476 and Rmb33,716 (US$4,622) for tire processing for the years ended December 31, 2005, 2006 and 2007, respectively.

The Group recorded purchases from a related company of approximately Rmb54,101, Rmb42,884 and Rmb97,082 (US$13,309) for the years ended December 31, 2005, 2006 and 2007, respectively.

The Group recorded sales to related companies of approximately Rmb100,015, Rmb116,106 and Rmb137,305 (US$18,823) for the years ended December 31, 2005, 2006 and 2007, respectively.

The Company recorded sales of property, plant and equipment to a shareholder of approximately RmbNil, Rmb428 and RmbNil (US$Nil) that have been reflected in the Group’s consolidated financial statements for the years ended December 31, 2005, 2006 and 2007, respectively.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
12.	STAFF RETIREMENT PLANS

All of the Chinese employees of the Group are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The Group is only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 14% to 20% of basic monthly salaries for the years ended December 31, 2005, 2006 and 2007. The expenses reported in the consolidated statements of operations and comprehensive income related to these arrangements were Rmb40,075, Rmb64,006 and Rmb77,881 (US$10,677) for the years ended December 31, 2005, 2006 and 2007, respectively.

13.	POST BALANCE SHEET EVENTS

Subsequent to December 2007, the Company became a defendant in a product liability lawsuit. Such lawsuit is still in early stage and no specific claim amount had been specified in application submitted to the court, thus the outcome is uncertain. The Company believes that the resolution will not have a material adverse effect on the Company’s financial condition or result of operations, as the Company is insured by Product Liability Insurance.
***********

CHINA ENTERPRISES LIMITED
Report of Independent Registered Public Accounting Firm
and Consolidated Financial Statements
For the years ended December 31, 2005, 2006 and 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CHINA ENTERPRISES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of China Enterprises Limited
We have audited the accompanying consolidated balance sheets of China Enterprises Limited (the “Company”) and its subsidiaries (collectively referred as the “Group”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2007, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(h). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
Deloitte Touche Tohmatsu
Hong Kong
February 27, 2009

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$

Revenue	—	—	—	—
General and administrative expenses	(27,522)	(16,754)	(6,208)	(851)
Gain on disposal of subsidiaries (note 3)	—	—	19,325	2,649

Operating (loss) income	(27,522)	(16,754)	13,117	1,798
Non-operating income (expenses):
Interest income	13,036	12,286	9,536	1,307
Interest expense	—	—	(104)	(14)
Other income	—	551	—	—
Net loss recognized on trading securities sold during the year	—	—	(90,891)	(12,460)
Unrealized loss recognized on trading securities still held at the balance sheet date	—	—	(12,158)	(1,667)
Change in fair value of conversion option (note 6)	(42,873)	(19,459)	19,248	2,639
Loss on disposal of interest in an equity method affiliate	—	—	(68,991)	(9,458)

Loss before income tax and equity in earnings at equity method affiliates	(57,359)	(23,376)	(130,243)	(17,855)
Income tax expense (note 9)	(4,083)	(1,164)	(19,324)	(2,649)
Equity in earnings of equity method affiliates	35,118	3,314	121,389	16,641

Net loss	(26,324)	(21,226)	(28,178)	(3,863)

Basic loss per common share	(2.92)	(2.35)	(3.12)	(0.43)

Number of common shares used in the calculation of basic loss per common share	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2006	2007	2007
	Rmb	Rmb	US$
ASSETS

Current assets:
Cash and cash equivalents	7,120	521	71
Notes receivable (note 4)	—	20,153	2,763
Prepaid expenses and other current assets	288	3,834	526
Due from related parties (note 13)	331	67,436	9,244
Trading securities	—	12,393	1,699

Total current assets	7,739	104,337	14,303

Investments in and advances to equity method affiliates (less allowance of Rmb7,601 in 2006 and 2007) (note 5)	461,961	357,905	49,064
Convertible note receivable (note 6)	247,781	50,271	6,892
Derivative instruments (note 6)	43,454	4,557	625
Deposit paid for acquisition of properties (note 7)	58,000	58,000	7,951
Plant and equipment, net (note 8)	240	—	—
Other assets	6	6	1

Total assets	819,181	575,076	78,836

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Due to related parties (note 13)	208,471	4,006	549
Accrued liabilities	3,413	5,421	743
Other taxes payable	2,753	2,753	378
Income taxes payable (note 9)	5,247	5,247	719

Total current liabilities	219,884	17,427	2,389
Deferred tax liability (note 9)	—	19,324	2,649

Total liabilities	219,884	36,751	5,038

Commitments and contingencies (note 11)

Shareholders’ equity:
Common stock — par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding at December 31, 2006 and December 31, 2007) (note 10)	770	770	106
Additional paid-in capital	1,026,237	1,000,958	137,219
Accumulated other comprehensive income (loss)	227	(7,288)	(999)
Accumulated deficit	(427,937)	(456,115)	(65,528)

Total shareholders’ equity	599,297	538,325	73,798

Total liabilities and shareholders’ equity	819,181	575,076	78,836

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE LOSS
(Amounts in thousands, except number of shares)

						Accumulated
						other
						compre-
	Supervoting		Supervoting		Additional	hensive
	common	Common	common	Common	paid-in	(losses)	Accumulated		Comprehensive
	stock	stock	stock	stock	capital	income	deficit	Total	loss
			Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2005	3,000,000	6,017,310	244	526	1,047,559	39	(380,387)	667,981
Net loss	—	—	—	—	—	—	(26,324)	(26,324)	(26,324)
Dilution of interest in an equity method affiliate	—	—	—	—	17,760	—	—	17,760	—
Foreign currency translation adjustment	—	—	—	—	—	3,181	—	3,181	3,181

Balance at December 31, 2005	3,000,000	6,017,310	244	526	1,065,319	3,220	(406,711)	662,598	(23,143)

Net loss	—	—	—	—	—	—	(21,226)	(21,226)	(21,226)
Transfer from supervoting common stock to common stock	(3,000,000)	3,000,000	(244)	244	—	—	—	—	—
Recognition of equity-settled share based payments of an equity method affiliate	—	—	—	—	2,455	—	—	2,455	—
Dilution of interest in an equity method affiliate	—	—	—	—	(41,537)	—	—	(41,537)	—
Foreign currency translation adjustment	—	—	—	—	—	(2,993)	—	(2,993)	(2,993)

Balance at December 31, 2006	—	9,017,310	—	770	1,026,237	227	(427,937)	599,297	(24,219)

Net loss	—	—	—	—	—	—	(28,178)	(28,178)	(28,178)
Recognition of equity-settled share based payments of an equity method affiliate	—	—	—	—	558	—	—	558	—
Dilution of interest in an equity method affiliate	—	—	—	—	(25,837)	—	—	(25,837)	—
Release upon disposal of interest in an equity method affiliate	—	—	—	—	—	(2,924)	—	(2,924)	(2,924)
Foreign currency translation adjustment	—	—	—	—	—	(4,591)	—	(4,591)	(4,591)

Balance at December 31, 2007	—	9,017,310	—	770	1,000,958	(7,288)	(456,115)	538,325	(35,693)

Balance at December 31, 2007 (in US$)			—	106	137,219	(999)	(62,528)	73,798	(4,893)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net loss	(26,324)	(21,226)	(28,178)	(3,863)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of conversion option	42,873	19,459	(19,248)	(2,639)
Equity in earnings of equity method affiliates	(35,118)	(3,314)	(121,389)	(16,641)
Dividend received from associate	—	1,868	1,766	242
Loss on disposal of interest in an equity method affiliate	—	—	68,991	9,458
Gain on disposal of subsidiaries	—	—	(19,325)	(2,649)
Depreciation and amortization	42	62	57	8
Amortization of discount on subscription of convertible note receivable	(1,912)	(8,894)	(9,358)	(1,283)
Interest income from convertible note	—	—	5,908	810
Changes in operating assets and liabilities (net of effects of dispositions)
Other receivables	2,642	3,832	—	—
Prepaid expenses and other current assets	(317)	49	(3,072)	(421)
Trading securities	—	—	229,144	31,412
Accounts and other payables	(37)	(3,041)	—	—
Accrued liabilities	282	1,886	2,010	276
Income taxes payable	4,083	1,164	—	—
Deferred tax	—	—	19,324	2,649

Net cash provided by (used in) operating activities	(13,786)	(8,155)	126,630	17,359

Cash flows from investing activities:
Decrease in subscription payable	(62,989)	—	—	—
Decrease in notes receivable	24,298	4,164	—	—
Payment for the deposit on acquisition of properties	(8,000)	—	—	—
Investments in and advances to equity method affiliates, net	(37,122)	(2,227)	(10,137)	(1,390)
Purchase of property, plant and equipment	(344)	—	—	—
Proceeds from disposals of interest in an equity method affiliate	—	—	137,603	18,864
Disposal of subsidiaries (note 3)	—	—	(12,431)	(1,704)
Decrease (increase) in due from related parties	37,426	491	(135,021)	(18,510)

Net cash (used in) provided by investing activities	(46,731)	2,428	(19,986)	(2,740)

CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(Amounts in thousands)

	Year ended December 31,
	2005	2006	2007	2007
	Rmb	Rmb	Rmb	US$

Cash flows provided by (used in) financing activities:
Change in due to related parties	33,771	1,821	(112,778)	(15,461)

Effect of exchange rate change	—	—	(465)	(63)

Net decrease in cash and cash equivalents	(26,746)	(7,548)	(6,599)	(905)
Cash and cash equivalents, beginning of year	41,414	14,668	7,120	976

Cash and cash equivalents, end of year	14,668	7,120	521	71

Supplemental schedule of non-cash investing and financing activities:
Conversion of convertible note receivable, and the related transfer from derivative instruments, to equity interest in an affiliate (see note 6)	72,244	—	157,974	21,656
Conversion of convertible note receivable, and the related transfer from derivative instruments, to trading securities (see note 6)	—	—	82,417	11,298
Transfer of retained interest in an equity method affiliate to trading securities upon its disposal	—	—	159,155	21,818
Assignment of receivable through current accounts of related parties and note receivable	—	—	20,153	2,763
Assignment of notes receivable and related interest receivable to fellow subsidiaries through current accounts of a fellow subsidiary and parent company	76,662	—	—	—
Subscription of convertible note receivable issued by an equity method affiliate partially offset against an advance receivable from the affiliate	—	104,071	—	—
Liability to parent company for payment of subscription of convertible note receivable issued by an equity method affiliate	—	205,049	—	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Enterprises Limited (the “Company”) was incorporated in Bermuda on January 28, 1993. Its common stocks trade on the OTC (Over-the-Counter) Securities Market in the United States of America (the “US”).

China Strategic Holdings Limited (“CSH”), a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny Holdings Limited (“HHL”), a public company listed on HKSE. In June 2006, HHL acquired a controlling interest in GDI and became the parent company. On December 8, 2006, HHL became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and as a result ITC became the ultimate parent company. On May 18, 2007, HHL ceased to be a subsidiary of ITC and HHL became the ultimate parent company till April 7, 2008 when HHL reduced its equity interest in the Company.

The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which mainly consist of Million Good Limited (“Million Good”, incorporated in the British Virgin Islands, “BVI”) and Wealth Faith Limited (“Wealth Faith”, incorporated in the BVI). The Company and all of its subsidiaries are collectively referred to as the “Group”.

As of December 31, 2006 and 2007, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

As of December 31, 2006, the Company also had a 20.36% equity interest in Wing On Travel (Holdings) Limited (a company incorporated in Bermuda, hereinafter together with its subsidiaries collectively referred to as “Wing On”). Consequent to disposal of equity interest as described in note 5, the Company’s equity interest in Wing On decreased to 12.77% which was classified as trading securities. As of December 31, 2007, the equity interest further decreased to 1.23%. Wing On is engaged in the provision of package tours, travel and other related services and hotel operation with its shares listed on HKSE.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Basis of Consolidation

The Company consolidates all entities in which it is the primary beneficiary of variable interests in variable interest entities and entities in which it has a controlling financial interest. The Company does not have variable interest in any variable interest entity during the periods presented.

The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries.

All intercompany balances and transactions have been eliminated on consolidation.

(c)	Equity method investments in affiliates

Investments in 50% or less owned companies over which the Company exercises significant influence but not control, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of the affiliate’s net income or loss is included in the consolidated statement of operations.

The Company records the gains or losses arising from issuance by an equity method affiliate of its own stock in additional paid-in capital account within shareholders’ equity in the consolidated financial statements.

(d)	Cash and Cash Equivalents

The Company considers cash on hand, demand deposits with banks with original maturities of three months or less when purchased to be cash and cash equivalents.

(e)	Trading Securities

Trading securities refer to debt and equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Group’s investments in trading securities is based on the sales price on the last business day of the fiscal year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(f)	Plant and Equipment, Net

Plant and equipment, net are carried at cost less accumulated depreciation. Gains and losses from the disposal of property and equipment are included in income from operation. Depreciation is calculated on a straight-line basis over the estimated useful lives of assets of 5 years.

(g)	Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, unutilized tax loss carry forwards by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

Effective January 1, 2007, the Company adopted the Financial Accounting Standard Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There is no material impact of FIN 48 on the Company’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(h)	Foreign Currencies

The functional currency of the Company and its Hong Kong domiciled subsidiaries is Hong Kong dollars. The functional currency of the subsidiaries in PRC is the Renminbi (“Rmb”). The Company has elected Renminbi as its reporting currency.

Foreign currency transactions are translated into the functional currencies of the Company and its subsidiaries at the applicable exchange rates quoted by the People’s Bank of China (the “exchange rates”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statement of operations.

Assets and liabilities of the Company and its subsidiaries domiciled in Hong Kong have been translated at the rates of exchange ruling at the balance sheet and all income and expense items are translated at the average rates of exchange over the year. Exchange difference resulting from the translation have been recorded as a component of comprehensive income.

The translation of Renminbi amounts into US$ amounts as of and for the year December 31, 2007 are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb7.2946, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2007. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

(i)	Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the year. The company does not have dilutive potential common shares during fiscal 2005, 2006 and 2007. No diluted loss per share was presented for 2005 and 2006, as the conversion of the equity method affiliate’s outstanding convertible notes is antidilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(j)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, useful lives of plant and equipment and valuation of derivative instruments.

(k)	Financial Instruments

The Company recognizes all derivative instruments on the balance sheet at fair value with changes in fair values reported in the statement of operations.

The Group’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, advances to affiliates, notes receivable, amounts due from related parties and convertible note receivables. The Group has reviewed the credit worthiness and financial position of its related parties for credit risks associated with amounts due from them. These entities have good credit standing and the Group does not expect to incur significant losses for uncollected advances from these entities.

The carrying value of current financial assets and current financial liabilities approximate their fair value due to the short-term maturity of these instruments. The fair value of convertible notes receivable as of December 31, 2007 was approximately Rmb56,291. The assumptions adopted for the valuation of the Convertible note receivable as of December 31, 2007 under the Black-Scholes model are as follows:
(1) Risk Free Interest Rate — 2.79% was used by reference to the yield of Hong Kong Exchange Fund Bills & Notes;
(2) Volatility — 60.68% was estimated by the average annualized standard deviations of the continuously compounded rates of return on the Company’s share prices;
(3) Dividend Yield — assumed to be 2.51% per annum.
(l)	Comprehensive (Loss) Income

Comprehensive (loss) Income represents changes in equity resulting from transactions and other events and circumstances from nonowner sources. Comprehensive (loss) income consists of net loss and the foreign exchange differences arising from translation to reporting currency.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(m)	Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, ''Fair Value Measurement” (“SFAS No. 157”). SFAS No. 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as ''the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date’’. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Group does not expect that the adoption of SFAS No. 157 will have a material impact on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), an amendment of FASB No. 115. This statement permits entities to choose to measure many financial instrument and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities without having to apply complex hedge accounting provisions. SFAS No. 159 is effective from fiscal year commencing November 15, 2007. The Group does not expect that the adoption of SFAS No. 159 will have a material impact on its consolidated financial position, cash flows, and results of operations.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group is currently evaluating the impact, if any, of the adoption of SFAS No. 141R on its Group’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a noncontrolling interest, sometimes called a minority interest”, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Group is evaluating the impact, if any, of the adoption of SFAS No. 160.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(m)	Recently Issued Accounting Pronouncements — continued

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). This statement establishes enhanced disclosures about the entity’s derivative instruments and hedging activities. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Adoption of SFAS No. 161 will result in enhanced disclosure regarding the Company’s derivatives. The Group is evaluating the impact, if any, of the adoption of SFAS No. 161.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP 157-3”). FSP 157-3 clarified the application of FAS 157. FSP 157-3 demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Group is evaluating the impact that this statement will have, if any, on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
3.	GAIN ON DISPOSAL OF SUBSIDIARIES

In December 2007, the Company disposed of its entire equity interest in Manwide Holdings Limited (“Manwide”) and (expressed in English as Rosedale Luxury Hotel & Suites Limited, “Rosedale”). The combined net liabilities of Manwide and Rosedale at the date of disposal were as follows:

Rmb
Net liabilities disposed of:
Plant and equipment, net	186
Due from a related party	47,763
Cash and cash equivalents	12,431
Due to related parties	(79,229)
Accrued liabilities	(2)

(18,851)
Gain on disposal	19,325

Total consideration	474

Satisfied by:
Consideration receivable	474

Cash and cash equivalents disposal of	(12,431)

4.	NOTES RECEIVABLE

The notes, carrying interest at commercial rates, was unsecured and receivable from an unrelated party.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
5.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES

	2006	2007
	Rmb	Rmb

Investments in equity method affiliates	461,827	357,771
Advances to equity method affiliates	7,735	7,735

Total	469,562	365,506
Less: Allowance for advances to equity method affiliate	(7,601)	(7,601)

	461,961	357,905

Wing On:

In April 2002, the Group subscribed for 4,800,000,000 new ordinary shares of HK$0.01 each (“Subscription Shares”) in Wing On, representing approximately 34.6% of the then outstanding share capital of Wing On, at an issue price of HK$0.027 per Subscription Shares.

During 2004, Wing On entered into agreements with the Company and an independent party in relation to the issuance of convertible notes, whereby Wing On issued convertible notes to the Company (the “Note”) for a consideration of HK$155,000 (equivalent to approximately Rmb164,873). The Note is convertible into new shares of Wing On during a period of three years from the date of issue, at an initial conversion price of HK$0.02 per share, subject to adjustments.

As a result of capital raising activities of Wing On during 2005, there was a dilution of the Company’s interest in Wing On and the creation of an “implied sale” of a portion of the Company’s investment. In accordance with its accounting policy, the Company recorded a net gain totaling Rmb17,760 as an increase of additional paid-in capital during the fiscal year 2005. The net gain represents the difference between the Company’s carrying basis and the fair value of the portion of the investment in Wing On deemed to have been sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
5.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES — continued

Wing On: — continued

Following the issue of shares in Wing On in 2005, the conversion price of the Note was adjusted to HK$0.0197 per share in accordance with its terms and conditions. On March 14, 2005, the day immediately preceding the effective date of the share consolidation of every one hundred shares of HK$0.01 each in the issued and unissued ordinary share capital of Wing On into one share of HK$1.00 each, the conversion price at the Note was adjusted to HK$1.97 per new consolidated share.

In 2005, the Company also purchased a total of 6,967,700 ordinary shares of Wing On for cash consideration of approximately Rmb13,451, resulting in excess over cost of approximately Rmb819 which was allocated to property, plant and equipment that are subject to depreciation and amortization. The Company further exercised all of the conversion rights of the Note of approximately Rmb58,344 at the adjusted conversion price of HK$1.97 per share under the terms of the Note, resulting in the issuance of 27,918,781 new ordinary shares of Wing On to Million Good. This additional investment amounted to Rmb72,244 which comprised Rmb46,762 of the carrying value of the Note (net of unamortized discount on subscription) and the fair value of the related convertible feature of Rmb25,482.

As a result of capital raising activities of Wing On during 2006, there was a net dilution of the percentage of Company’s equity ownership in Wing On from 27.74% to 20.36% and the loss totaling Rmb41,537 was recognized as a decrease in additional paid-in capital during the fiscal year 2006. From May 24 through June 6, 2006, the Company also purchased a total of 2,948,000 ordinary shares of Wing On for cash consideration of approximately Rmb2,227, resulting in excess over cost of approximately Rmb2,431 which was allocated to property, plant and equipment that are subject to depreciation and amortization.

In June 2007, the Company converted a total of HK$158,000 (equivalent to approximately Rmb148,916) Convertible Notes (see note 6 for details) of Wing On into ordinary shares of HK$0.10 each of Wing On at conversion price of HK$0.79 per share and purchased a total of 15,000,000 ordinary shares of Wing On for cash consideration of approximately Rmb10,137, resulting in excess over cost of approximately Rmb106,356 which was allocated to property, plant and equipment that are subject to depreciation and amortization. As a result of capital raising activities of Wing On, there was a net dilution of the percentage of Company’s equity ownership in Wing On and the loss totaling Rmb25,837 was recognized as a decrease in additional paid-in capital during the fiscal year 2007.

The Group also disposed 200,000,000 shares of Wing On with total proceeds of Rmb137,603 and resulting in a loss on disposal of Rmb68,991. Subsequent to these significant transactions, the interest of Wing On held by the Company was decreased from approximately 20.36% to 12.77% as at June 30, 2007, and was accounted for as trading securities of the Company thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
5.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES — continued

The following table presents summarized comparative financial information for the Company’s investments in 50% or less owned investments, over which the Company has the ability to exercise significant influence but does not control, which are accounted for using the equity method:

	2005	2006	2007
	Rmb	Rmb	Rmb

Revenues	8,396,696	10,982,860	11,786,327
Gross profit	1,095,091	1,113,408	1,354,590
Operating profit	277,012	252,332	601,770
Net income	126,357	1,795	385,687
Current assets	3,442,255	4,680,343	3,656,067
Non-current assets	4,779,558	5,087,746	3,510,491
Current liabilities	4,384,235	4,988,172	5,039,809
Non-current liabilities	1,354,208	2,196,489	518,344
Shareholders’ equity	1,820,173	1,937,075	1,377,082
Minority interests	663,197	646,353	231,323
As of December 31, 2006 and 2007, advance to an affiliate was Rmb7,735 which were interest free and the Group will not demand repayment within one year from the respective balance sheet dates and the amount is therefore considered as non-current.

As of December 31, 2006, there was an amount due to an affiliate of Rmb2,121 which was unsecured, interest free and repayable on demand. The amount had been fully repaid during fiscal 2007.

Equity ownership percentages for these affiliates are presented below:

	Place of
	incorporation/
Affiliate	registration	2006	2007

Wing On	Bermuda	20.36%	N/A
X One Holdings Limited	Hong Kong	33.33%	33.33%
HZ	PRC	26%	26%
The fair values of the investment in Wing On were approximately HK$70,871 (equivalent to Rmb71,296) as of December 31, 2006. The fair values were determined with the reference to quoted market bid prices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
6.	CONVERTIBLE NOTE RECEIVABLE, NET/DERIVATIVE INSTRUMENTS

On March 23, 2006, Wing On entered into a subscription agreement with the Company and other subscribers in relation to the subscription of 2% convertible exchangeable notes (the “Convertible Notes”) with an aggregate principal amount of HK$1,000,000. The Company and other subscribers agreed to subscribe for the Convertible Notes with principal amount of HK$300,000 and HK$700,000 by cash, respectively.

The initial conversion price of the Convertible Notes is HK$0.79 per share, subject to anti-dilutive adjustments. Unless previously converted or lapsed or redeemed by Wing On, Wing On will redeem the Notes on the fifth anniversary from the date of issue of the Notes (the “Maturity Date”) at the redemption amount which is 110% of the principal amount of the Notes outstanding.

The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Convertible Notes up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000) of the principal amount of the Convertible Notes into shares of Wing On at the then prevailing conversion price. Had the Convertible Notes been converted into new shares of Wing On in full as of December 31, 2006 and 2007, the equity ownership percentage on Wing On held by the Company would increase from 20.36% to 26.86% and 1.23% to 3.88%.

Subject to certain restrictions which are intended to facilitate compliance of relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000 or integral multiples thereof) of 50% of the initial principal amount of its Convertible Notes for shares in the share capital of any company which is an affiliated company of Wing On as defined in the Rules Governing the Listing of Securities on the HKSE or subsidiary of Wing On that is to be listed on a stock exchange through an initial public offering at the price (the “Spin-off Shares”), subject to anti-dilutive adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated company or subsidiary in the future is at the sole discretion of the directors of Wing On.

The subscription of the Convertible Notes by the Company was completed on June 8, 2006 which was paid by its intermediate holding company, GDI, on behalf of the Company as to HK$198,999 (equivalent to Rmb205,049), with the remainder of Rmb104,071 being offset by an advance previously made to Wing On.

The Company exercised certain of its conversion rights in principal amount of HK$158,000 (equivalent to Rmb148,916) (see note 5) and HK$79,000 (equivalent to RMB74,458) in June 2007 and July 2007 respectively, under the terms of the Convertible Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
6.	CONVERTIBLE NOTE RECEIVABLE, NET/DERIVATIVE INSTRUMENT — continued

In accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended, the conversion option element of the Note and Convertible Notes represents an embedded derivative instrument which must be accounted for separately from the Note and Convertible Notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The note element of the Note and Convertible Notes were also measured at fair value initially and subsequently at amortized cost, and was presented as convertible note receivable from an equity method affiliate on the consolidated balance sheet. The fair value of this conversion options were estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2005, 2006 and 2007, was loss of Rmb42,873, loss of Rmb19,459 and gain of Rmb19,248 which have been recognized in the consolidated statement of operations for fiscal 2005, 2006 and 2007, respectively.

7.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES

On June 16, 2004, Manwide, a subsidiary, entered into a conditional sale and purchase agreement with Shanghai Jiu Sheng Investment Limited (“Jiu Sheng”), an unrelated property developer, for the acquisition of a parcel of land situated in Shanghai, the PRC (the “Land”) and the 24-storey building and carpark being constructed (the “Building”, hereinafter with the Land are collectively referred to as the “Xiang Zhang Garden”).

The total consideration for the acquisition of Xiang Zhang Garden, on a completion basis, is Rmb450,000. A deposit of Rmb50,000 was paid by Manwide to Jiu Sheng on June 18, 2004 and recorded as deposit paid for acquisition of properties as of December 31, 2004.

The remaining consideration of Rmb400,000 is to be settled by the assumption of bank loans of Rmb380,000 and cash consideration of Rmb20,000 upon the grant of bank loan and the transfer of the ownership of Xiang Zhang Garden to Manwide. The closing of the acquisition is subject to certain conditions precedent.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
7.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES — continued

According to the conditional sale and purchase agreement, prior to the completion of acquisition, Jiu Sheng should (i) obtain the certificate in respect of the land use rights of the Land and the ownership of the Building; (ii) obtain an approval from the relevant government authorities in Shanghai that the authorized usage of the properties be changed from office to both commercial and residential and that all relevant fees and charges arising from the sale of the Land payable to the relevant government authorities having been settled in full; (iii) agree with Manwide on the specification of installation, fixtures and furniture and other internal decoration of the properties; (iv) procure all the contractors engaged in the development/construction of the properties to enter into agreements with Manwide to bind these contractors with obligations to Manwide to rectify all defects of the properties which may arise after the completion of the development/construction; and (v) procure the granting of a loan (“Loan”) to be granted by PRC banks to Manwide to finance the remaining consideration.

Provided that if the conditions are not fulfilled on or before June 1, 2005, Manwide shall agree to a further extension of not less than 60 days without imposing any fine on Jiu Sheng. If the conditions are not fulfilled within the extended period, Manwide shall be entitled to terminate the agreement and Jiu Sheng shall refund the deposit to Manwide together with interests accrued during the period from the date of the agreement to the date of deposit is refunded and calculated on the relevant prevailing market interest rate.

It is one of the conditions for completion of the acquisition that Jiu Sheng should obtain approval for the change of authorized usage of the properties from office to both commercial and residential. Should Jiu Sheng fail to obtain such approval within 150 days from the date of the agreement, Manwide is entitled to either (i) to proceed with the agreement in accordance with the existing terms and conditions; or (ii) to acquire the 1st to 7th floors and the 23rd floor of the properties together with the two levels underground carparks for a consideration of Rmb70,000.

However, the conditions stated above for the change of use of Xiang Zhang Garden had not been fulfilled within the said period and accordingly, Jiu Sheng and the Group entered into another agreement dated February 3, 2005 pursuant to which, among other things, (i) the Group would pay, on behalf of Jiu Sheng, Rmb22,000 to the main contractor of Xiang Zhang Garden (the “Main Contractor”); and (ii) the amount paid by the Group in (i) would be deducted from the purchases consideration of Xiang Zhang Garden.

Further, the Group had advanced an additional Rmb8,000 to Jiu Sheng pursuant to this additional agreement and the aggregate sum paid by the Group to Jiu Sheng amounted to Rmb58,000 as of December 31, 2005.

In June 2005, the Group had commenced legal proceedings against Jiu Sheng, among other things, to demand Jiu Sheng to fulfill its obligations under the above two agreements and applied to a PRC court an injunction order on Xiang Zhang Garden to stop Xiang Zhang Garden from being transferred (the “Injunction Order(s)”). It had also come to the attention of the Group that one of the three secured creditors of Jiu Sheng and the Main Contractor had already applied to and being granted the Injunction Orders and they, together with the other two secured creditors, had priority over the Group on Xiang Zhang Garden.

As a condition precedent to the application of the Injunction Order, an institution in the PRC provided a guarantee of Rmb402,000 to the PRC court on behalf of the Group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
7.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES — continued

On June 22, 2006, the People’s High Court of Shanghai City ruled the case in favor of the Group and demanded Jiu Sheng to continue fulfilling its obligations under the agreement dated February 3, 2005 and to cooperate with the Group to effect the release of the Injunction Orders and settlement of the related liabilities with its creditors so as to proceed with the transfer of legal title of Xiang Zhang Garden to the Group. The judgment also, among other things, demanded Jiu Sheng to pay Rmb5,900 to the Group as compensation for the breach of the sale and purchase agreements.

In August 2006, the Group has applied to the People’s High Court of Shanghai City for a court execution order to enforce the June 2006 judgment against Jiu Sheng. At the same time, Jiu Sheng has initiated various discussions with the Group and its legal counsel with a view to settle this out of court but there was no significant progress on the resolution of this matter then.

In December 2007, the Company completed a transfer of certain of its assets and liabilities, including the deposit paid for acquisition of Xiang Zhang Garden, from its subsidiaries Manwide and Rosedale to another subsidiary of the Company before the completion of the disposition of Manwide and Rosedale to an independent third party (note 3).

In March 2008, the Group has entered into an agreement with Jiu Sheng through Rosedale, to disclaim its rights in Xiang Zhang Garden for a compensation of Rmb83,000 which was received in April 2008.

8.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	2006	2007
	Rmb	Rmb

Furniture and fixtures	12	—
Motor vehicle	332	—

Total	344	—
Less: Accumulated depreciation	(104)	—

	240	—

Depreciation expense was Rmb42, Rmb62 and Rmb57 for years ended December 31, 2005, 2006 and 2007 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
9.	INCOME TAXES PAYABLE

The components of profit (loss) from continuing operations before income taxes and minority interests are as follows:

	Year ended December 31,
	2005	2006	2007
	Rmb	Rmb	Rmb

The PRC	30,207	7,510	97,092
All other jurisdictions	(52,448)	(27,572)	(105,946)

	(22,241)	(20,062)	(8,854)

Bermuda

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

Hong Kong

The Company and certain of its subsidiaries are operating in Hong Kong and their income taxes have been calculated by applying the current rate of taxation of 17.5% to the estimated taxable income earned in or derived from Hong Kong during the period, if applicable.

In the 2008-09 Financial Budget delivered on February 27, 2008, the Financial Secretary of the Government of the Hong Kong Special Administrative Region proposed to lower the Hong Kong Profits Tax rate from 17.5% to 16.5%. The proposal was formally enacted on June 26, 2008

The Company and certain of its subsidiaries operated in Hong Kong are taxed at 17.5% up to December 31, 2007 and at 16.5% beginning from January 1, 2008, on the assessable profits arising in or derived from Hong Kong.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
9.	INCOME TAXES PAYABLE — continued

PRC

The Group’s PRC entities and subsidiaries are subject to income taxes calculated at tax rates (ranging from 16.5% to 33%) on the taxable income as reported in the statutory financial statements adjusted for taxation based on tax laws prevailing at their respective places of establishment and operations.

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which will be effective from January 1, 2008. The Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% of worldwide income. The new tax rate will become effective in January 1, 2008.

Deferred tax liability of Rmb19,324 as of December 31, 2007 has been recognized on the undistributed earnings of the Company’s affiliate in the PRC. In an announcement formally made on February 22, 2008, the PRC authorities clarified the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not attract witholding tax. Consequently, the deferred tax liability will be written back in the year ending December 31, 2008.

The Company adopted the provisions of FIN 48 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in financial statements. The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2007, there is no interest and penalties related to uncertain tax positions. The tax positions for the years 2005 to 2007 may be subject to examination by the PRC and Hong Kong tax authorities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
9.	INCOME TAXES PAYABLE — continued

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2005	2006	2007

Profit tax rate in Hong Kong	17.5%	17.5%	17.5%
Permanent differences relating to non-taxable income and non-deductible expenses	(29.6%)	4.6%	4.22%
Effect on withholding income tax on dividend	—	—	(218.25%)
Change in valuation allowance	(10.0%)	(6.5%)	—
Tax rate difference between tax jurisdictions	16.1%	(21.4%)	(21.72%)
Others	(12.4%)	—	—

Effective tax rate	(18.4%)	(5.8%)	(218.25%)

The tax impact of temporary differences gives rise to the following deferred tax assets/liability:

	2006	2007
	Rmb	Rmb

Current deferred tax assets:
Pre-operating expenses	3,541	—
Valuation allowance for deferred tax assets	(3,541)	—

	—	—

Non-current deferred tax liability:
Withholding income tax on dividend	—	(19,324)

Income taxes expense consists of:

	Year ended December 31,
	2005	2006	2007
	Rmb	Rmb	Rmb

Current	4,083	1,164	—
Deferred taxation	—	—	19,324

	4,083	1,164	19,324

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
10.	CAPITAL STOCK

Share Capital

The Company was incorporated with an initial share capital of 1,200,000 Common Stock with a par value of US$0.01 each which was later reclassified to Supervoting Common Stock. On May 14, 1993, the authorized share capital of the Company was further increased from US$12 to US$700 by the creation of 50,000,000 shares of Common Stock of par value US$0.01 each and 18,800,000 shares of Supervoting Common Stock of par value US$0.01 each. As a result, the total number of authorized Supervoting Common Stock is 20,000,000 shares. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 Common Stock reclassified to Supervoting Common Stock) were issued to the then ultimate parent company of the Company as a consideration for the transfer of two PRC entities to the Company and on June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share.

In September 2006, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of Common Stock of par value of US$0.01 each pursuant to the bye-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as at December 31, 2006 and 2007.

Capital Stock

Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.
11.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2006 and 2007, the Group had outstanding capital commitments for acquisition of properties amounting to approximately Rmb402,000.
12.	DISTRIBUTION OF PROFIT
(a)	Dividends

Dividends from the PRC entities will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2006, the Company’s only subsidiary established in the PRC had no distributable profit and As of December 31, 2007, the Company did not have any subsidiaries in the PRC. As of December 31, 2006 and 2007, the Company’s affiliates in the PRC had accumulated profits on a consolidated basis of Rmb348,566 and Rmb743,213, respectively, as reported in their statutory financial statements.

The Company did not propose or pay any dividends on the outstanding Supervoting Common Stock and Common Stock for the year ended December 31, 2005 and on the outstanding Common Stock for the years ended December 31, 2006 and 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
12.	DISTRIBUTION OF PROFIT — continued
(b)	Profit appropriation

In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the PRC entities are required to make appropriation of 5% of after tax profit as prepared in accordance with accounting principles generally accepted in the PRC to non-distributable reserve funds as determined by the Board of Director of the PRC entities. These reserves include a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The general reserve fund is used to offset future extraordinary losses. The PRC entities may, upon resolution passed by the shareholders, convert the general reserve fund into capital. The enterprises expansion fund is used for the expansion of the PRC entities’ operation and can be converted to capital subject to approval by the relevant authorities. In addition, certain of the PRC entities were granted special reserve fund by the government for specific projects carried out by the relevant PRC entities. All other reserve fund are included in retained earnings of the PRC entities but can only be used for specific purpose and are not distributable as cash dividend.

Included in the accumulated deficit of the Group as of December 31, 2005, 2006 and 2007 was non-distributable reserves attributable of Rmb1,403, Rmb1,288 and Rmb1,288, respectively.
13.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
13.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS — continued

Other than those disclosed elsewhere in the consolidated financial statements, the Company also had the following related party balances:
(a)	Due from/to Related Parties

	2006	2007
	Rmb	Rmb

Due from:
CSH and its subsidiaries	331	732
GDI and its subsidiaries (“GDI Group”)	—	2,294
HHL and its subsidiaries (except GDI Group)	—	26,823
Wing On and its subsidiaries	—	37,587

	331	67,436

Due to:
GDI and its subsidiaries	203,025	2,849
HHL and its subsidiaries (except GDI Group) (“HHL Group”)	203	—
ITC and its subsidiaries (except HHL Group and GDI Group)	3,122	1,157
Wing On and its subsidiaries (note 5)	2,121	—

	208,471	4,006

As of December 31, 2006 and 2007, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms except for Rmb12,941 due from a fellow subsidiary as of December 31, 2007 carries interest at Hong Kong Prime rate plus 1%. Interest income from the fellow subsidiary was not significant for the year ended December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
13.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS — continued
(b)	Management and Administrative Services Agreement

Pursuant to a management and administrative services agreement between the Company and the former ultimate parent company in 1993 and renewed in 1997, 2000 and 2004, for a term of three years, the former ultimate parent company, CSH, will provide certain management services to the Company for an annual fee of US$15 (Rmb120). In addition, the Company has agreed to reimburse the former ultimate parent company for administrative services of approximately Rmb4,798 and Rmb2,525 for the years ended December 31, 2005 and 2006, respectively, rendered on behalf of the Company on a cost plus 5% basis. The agreement was terminated upon the group reorganization in May 2006 when CSH ceased to be the ultimate parent company of the Group. Payment of annual fee for the years ended December 31, 2005, 2006 and 2007 were Rmb120, Rmb120 and RmbNil, respectively.
14.	STAFF RETIREMENT PLANS

All of the Chinese employees of the PRC entities and Rosedale are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities and Rosedale are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 14% to 20% of average monthly salaries for the years ended December 31, 2005, 2006 and 2007. The expense reported in the consolidated statements of operations related to these arrangements was Rmb18, Rmb24 and Rmb20 for the years ended December 31, 2005, 2006 and 2007, respectively.
15.	OTHER SUPPLEMENTAL INFORMATION

The following items are included in the consolidated statements of operations:

	Year ended December 31,
	2005	2006	2007
	Rmb	Rmb	Rmb

Foreign exchange gain (loss), net	(3,834)	551	—
16.	PLEDGE OF ASSETS

As of December 31, 2006 and 2007, trading securities amounting to RmbNil and Rmb12,393 are collateralized to secure the securities trading margin facilities of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
17.	SUBSEQUENT EVENTS

In addition to those disclosed elsewhere in the consolidated financial statements, the Group had the following subsequent events:
a)	In March 2008, the Company entered into a share purchase agreement with Hanny Magnetics (B.V.I.) Limited, a then fellow subsidiary, to acquire the entire 100% interest in three securities investment companies, at a total cash consideration of HK$38,000 (equivalent to Rmb35,815). The acquisition was consummated in April 2008. The Company is in the process of determining the fair values of the assets acquired and liabilities assumed to allocate the purchase price.

b)	In April 2008, the Group entered into a Memorandum of Understating (“MOU”) with a third party to acquire certain equity interest in a property investment company, for a consideration of Rmb150,000. A deposit of Rmb75,000 was paid to the vendor pursuant to the MOU. At of the date of the report, no formal agreement had been entered into.
* * * * * *

ITEM 19. EXHIBITS
The following exhibits are filed as part of this annual report:

Exhibit
Number	Description

1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company’s Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

4(a)1	Contract dated June 16, 2004 between Shanghai Jiu Sheng Investment Company Limited and the Company for the acquisition of the Properties (incorporated by reference to Exhibit 4(a)2 to the Company’s Form 20-F for the fiscal year ended December 31, 2005)

4(a)2	Contract dated March 23, 2006 entered into between the Company and Wing On in relation to the subscription by the Company of the HK$300 million 2% convertible exchangeable notes due 2011 of Wing On which entitle the holders thereof to convert the outstanding principal into Wing On shares at the initial conversion price of HK$0.79 per share of Wing On (incorporated by reference to Exhibit 4(a)6 to the Company’s Form 20-F for the fiscal year ended December 31, 2005)

8	Subsidiaries of the Company

10(a)1	Agreement dated December 5, 2007 entered into between the Company and Martin Pacific Limited for the sale and purchase of the entire issued share capital of Manwide Holdings Limited (incorporated by reference to Exhibit 10(a)1 to the Company’s Form 20-F for the fiscal year ended December 31, 2006)

10(a)2	Agreement dated March 25, 2008 entered into between the Company and Hanny Magnetics (B.V.I.) Limited for the sale and purchase of the entire issued share capital of Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited (incorporated by reference to Exhibit 10(a)2 to the Company’s Form 20-F for the fiscal

Exhibit
Number	Description

year ended December 31, 2006)

12(1)	Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12(2)	Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13(1)	Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13(2)	Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14(1)	Code of Ethics for Chief Executive and Senior Financial Officers

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Enterprises Limited (Registrant)
/s/ Chow Chun Man, Jimmy
CHOW CHUN MAN, JIMMY
Chief Financial Officer

Date: June 29, 2009

EXIHIBITS INDEX

Exhibit
Number	Description

1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company’s Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

4(a)1	Contract dated June 16, 2004 between Shanghai Jiu Sheng Investment Company Limited and the Company for the acquisition of the Properties (incorporated by reference to Exhibit 4(a)2 to the Company’s Form 20-F for the fiscal year ended December 31, 2005)

4(a)2	Contract dated March 23, 2006 entered into between the Company and Wing On in relation to the subscription by the Company of the HK$300 million 2% convertible exchangeable notes due 2011 of Wing On which entitle the holders thereof to convert the outstanding principal into Wing On shares at the initial conversion price of HK$0.79 per share of Wing On (incorporated by reference to Exhibit 4(a)6 to the Company’s Form 20-F for the fiscal year ended December 31, 2005)

8	Subsidiaries of the Company

10(a)1	Agreement dated December 5, 2007 entered into between the Company and Martin Pacific Limited for the sale and purchase of the entire issued share capital of Manwide Holdings Limited (incorporated by reference to Exhibit 10(a)1 to the Company’s Form 20-F for the fiscal year ended December 31, 2006)

10(a)2	Agreement dated March 25, 2008 entered into between the Company and Hanny Magnetics (B.V.I.) Limited for the sale and purchase of the entire issued share capital of Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited

Exhibit
Number	Description

(incorporated by reference to Exhibit 10(a)2 to the Company’s Form 20-F for the fiscal year ended December 31, 2006)

12(1)	Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12(2)	Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13(1)	Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13(2)	Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14(1)	Code of Ethics for Chief Executive and Senior Financial Officers