Form 20-F
period 2008-12-31
CHINA ENTERPRISES LTD
filed 2010-03-30
CIK 908256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the Transition period from                      to
Commission file number: 001-12126
CHINA ENTERPRISES LIMITED
(Exact Name of Registrant as Specified in its Charter)
Bermuda
(Jurisdiction of Incorporation or Organization)
Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
(Address of Principal Executive Office)
Telephone: (852) 3151-0300 Fax: (852) 2372-0620
(Name, Telephone, E-mail/and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

N/A	N/A
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

PART I
This Annual Report for China Enterprises Limited (referred to in this report as the “Company” or “we” and which terms shall include, when the context so requires, the subsidiaries of the Company during the applicable period) should be read in conjunction with the consolidated financial statements and accompanying notes includes in this report.
FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F for the year ended December 31, 2008 contains certain forward-looking statements within the meaning of Section 21E of the Securities Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:
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
These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. They are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the company will achieve or accomplish these expectations or beliefs.
In addition to the factors and matters discussed elsewhere herein, there are a number of important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, including, without limitation, the strength of world economies and currencies, general market conditions, changes in general domestic and international political conditions, and other matters described in the “Risk Factors” included in this Annual Report or otherwise described in the reports the Company files with the Securities and Exchange Commission.
EXCHANGE RATE INFORMATION
Unless otherwise specified, all references in this document to “U.S. Dollars”, “Dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of the People’s Republic of China, or the “PRC” or “China”; and all references to “HK$” are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region, or “Hong Kong”. Where made for the convenience of the reader, conversions of amounts from Renminbi to U.S. Dollars have been made in this document at US$1.00 to Rmb6.8225, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2008. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See section “Exchange Rate Information” under “Item 3. Key Information” in this Annual Report for more details on the exchange rate between Renminbi and US Dollars.
References and statements contained in this document regarding China do not apply to Taiwan or the Republic of China.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008. The Consolidated Statements of Operations Data for each of the three years in the period ended December 31, 2008 and the Consolidated Balance Sheet Data as of December 31, 2007 and 2008 has been derived from the audited consolidated financial statements, or the “Consolidated Financial Statements”, included in Item 18 “Financial Statements” of this Annual Report. The Consolidated Statements of Operations Data for the years ended December 31, 2004 and 2005 and the Consolidated Balance Sheet Data as of December 31, 2004, 2005 and 2006, as set forth below, have been derived from audited consolidated financial statements not included in this Annual Report. The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes.
Selected Consolidated Financial Information of the Company
(Amounts in thousands, except number of shares, their par values and per share data)

	Year ended December 31,
	2004	2005	2006	2007 (a)	2008 (a)
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
Consolidated Statements of Operations Data:
Revenues	—	—	—	—	—	—
(Loss) income from operations	(13,344)	(27,522)	(16,754)	13,117	(5,770)	(846)
(Loss) income from continuing operations	181,942	(26,324)	(21,226)	(28,178)	(71,441)	(10,471)
Net (loss) income	181,942	(26,324)	(21,226)	(28,178)	(71,441)	(10,471)
Net (loss) income from operations per share	20.18	(2.92)	(2.35)	(3.12)	(7.92)	(1.16)
Basic and diluted (loss) earnings per common share (b)	20.18	(2.92)	(2.35)	(3.12)	(7.92)	(1.16)
Weighted-average number of common share outstanding (b)	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310

Consolidated Balance Sheets Data :
Total assets	791,326	684,273	819,181	575,076	677,945	99,369
Shareholders’ equity (Net assets)	667,981	662,598	599,297	538,325	458,805	67,249
Supervoting common stock – par value US$0.01 per share	244	244	—	—	—	—
Common stock – par value US$0.01 per share	526	526	770	770	770	113

Notes:

(a)
During fiscal year 2007, following the purchase and disposal of certain shares of Wing On Travel (Holdings) Limited, or Wing On, in the Stock Exchange of Hong Kong Limited, or HKSE, the Company’s interest in Wing On was diluted from approximately 20.36% to 12.77%, and was accounted for as trading securities of the Company thereafter.

(b)
The calculation of basic and diluted (loss) earnings from continuing operations per common share, and basic and diluted (loss) earnings per common share from 2004 to 2008 is based on the weighted-average number of common stock outstanding during the years ended December 31, 2004 to 2008. The number of common stock outstanding for 2004, 2005, 2006, 2007 and 2008 was 9,017,310. There were no dilutive securities issued by the Company.

Exchange Rate Information
The Consolidated Financial Statements are published and denominated in Renminbi. Where made for the convenience of the reader, conversion of amounts from Renminbi to U.S. Dollars have been made in this document at US$1.00 to Rmb6.8225, the exchange rate quoted by the noon buying rate from Federal Reserve Bank of New York on December 31, 2008. For the purpose of this Annual Report, the latest practicable date with respect to share and certain exchange rate information is February 26, 2010. As of February 26, 2010, the exchange rate quoted by the noon buying rate from Federal Reserve Bank of New York was at US$1.00 to Rmb6.83. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.
The following table sets forth the average unified exchange rates for each of the years ended December 31, 2004, 2005, 2006, 2007 and 2008:

	Year Ended December 31,
(Rmb equivalent of US$1.00)	2004	2005	2006	2007	2008
	Rmb	Rmb	Rmb	Rmb	Rmb
At unified exchange rate
- average rate calculated by using the average of the exchange rates on the last day of each month during each period	8.28	8.18	7.96	7.57	6.93
The following table sets forth the high and low exchange rates for each month during the previous six months of 2009:

	At Unified Exchange Rate
(Rmb equivalent of US$1.00)	High	Low
November 30, 2009	6.83	6.83
October 31, 2009	6.83	6.83
September 30, 2009	6.83	6.83
August 31, 2009	6.84	6.83
July 31, 2009	6.83	6.82
June 30, 2009	6.84	6.83
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND PROCEEDS
Not applicable.

D. RISK FACTORS
Investing in our shares involves various risks, including the risks described below. You should carefully consider the following risks and the other information contained in this Annual Report before investing in our shares. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations, financial condition and our liquidity.
Risks Related to Our Business
THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT ITS BUSINESS STRATEGY, IN WHICH CASE ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WOULD SUFFER
During the past few years, the Company has diversified its operations into businesses outside of tire manufacturing. In addition, the Company has disposed of certain operations that it deemed to be underperforming. During 2003, the Company reduced its interest in Hangzhou Zhongce from a majority to a minority position (from 51% interest to 26% interest). During 2007, following the purchase and disposal of certain shares of Wing On, the interest of Wing On held by the Company was diluted and was accounted for as trading securities of the Company thereafter. While a key part of the Company’s business strategy is to expand its operations through acquiring new businesses and business lines and the Company has been actively seeking new investment opportunities, its revenue is driven almost entirely by its affiliate Hangzhou Zhongce (which is accounted for as an equity method affiliate in the preparation of the Company’s financial statements) and by its investment in Wing On.
Despite the Company’s efforts to identify new investments, it not be able to do so and, if it does identify new investments, it may not be able to consummate them. Even if the Company has successfully identified and consummated new investments, the acquisition of new businesses and business lines carries substantial risk and uncertainties. Depending on the specific acquisition, there may be risks relating to the acquired business itself, risks relating to the industry in which the business operates and risks relating to the Company itself.
THE COMPANY MAY NOT BE ABLE TO FINANCE ACQUISITIONS, STRATEGIC INVESTMENTS OR OTHER EXPANSIONS OF OPERATIONS OR MAY INCUR FINANCIAL OBLIGATIONS OR LIABILITIES IN CONNECTION WITH ANY ACQUISITION OR EXPANSION
Due to the limitation of the Company’s existing financial resources, the Company may experience difficulty in funding acquisitions, investments or expansion of existing operations. The Company anticipates that it would fund any such activities through bank loans or other debt financing. The Company could incur an increase in debt or other liabilities in connection with any acquisition or other similar matter.
FUTURE ACQUISITIONS OR STRATEGIC INVESTMENTS MAY NOT BE SUCCESSFUL AND MAY HARM OUR OPERATING RESULTS
An important element of our strategy is to review prospects for acquisition or strategic investments that would complement our existing companies, augment our market coverage and distribution ability or enhance our technological capabilities. Future acquisitions or strategic investments could have a material adverse effect on our business and financial results because of possible charges to financial results for purchased technology, restructuring or impairment charges related to goodwill or amortization expenses associated with intangible assets; potential increases in our expenses and working capital requirements and the incurrence of debt and contingent liabilities; difficulties in successfully integrating any acquired operations, technologies, customers products and businesses with our operations; diversion or our capital and management’s attention to other business concerns; risks of entering markets or geographic areas in which we have limited prior experience; or potential loss of key employees of acquired organizations or inability to hire key employees necessary for expansion.
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
While the Company believes that through its subsidiaries and affiliate it is actively engaged in operating businesses and does not meet the definition of an investment company for purposes of the United States Investment Company Act of 1940, or the 1940 Act, depending on the composition and valuation of the Company’s assets and the sources of the Company’s income from time to time, the Company could fall within the technical definition of the term “investment company” for purposes of the 1940 Act. If the Company were to become subject to the requirements of the 1940 Act, the Company’s operations and results would be negatively impacted, including among other possible effects, the inability of the Company to raise capital through the offer and sale of its securities in the United States. The Company may be unable to continue operating as it currently does and might need to acquire or sell assets that it would not otherwise acquire or sell in order to avoid becoming “investment company” as defined under the 1940 Act.
CHANGES IN COMPOSITION OF THE COMPANY’S ASSETS COULD RESULT IN THE COMPANY BEING DEEMED A “PASSIVE FOREIGN INVESTMENT COMPANY” WHICH COULD HAVE A NEGATIVE IMPACT ON U.S. HOLDERS
Special U.S. federal income tax rules apply to U.S. holders of shares of a non-U.S. corporation that is classified as a passive foreign investment company for U.S. federal income tax purposes. The determination of the passive foreign investment company status of the Company principally depends upon the composition of the Company’s assets, including goodwill, and the amount and nature of the income of the Company, from time to time. The Company has no operating subsidiaries during the past few years. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than the capital gain rate. In addition, both gains upon disposition and amounts received as distributions could be subject to an additional interest charge by the Internal Revenue Service. A determination that we are a passive foreign investment company could also have an adverse effect on the price and marketability of our shares.
We do not believe that we were a passive foreign investment company for 2008. However, since the determination of whether we are a passive foreign investment company is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a passive foreign investment company. Our analysis related to 2008 is based upon certain assumptions and methodologies that we have used, the appropriate value of our ownership interest in companies we held, and the manner in which we have allocated the value among our active assets and passive assets. We cannot assure you that the Internal Revenue Service will not challenge our assumptions and methodologies. If there were such a challenge, we could be classified as a passive foreign investment company for 2008.
With respect to 2009 and subsequent years, the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. The tests are impacted by changes in value of our group companies which are difficult to predict. Accordingly, there can be no assurance that we will not become a passive foreign investment company in 2009 or a subsequent year.
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

OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT TO COVER THE RISKS RELATED TO OUR FINANCIAL AND LOSSES
To date, our affiliates have not experienced any major accidents in the course of their operations that have caused significant property damage or personal injuries. However, there is no assurance that they will not experience major accidents in the future. Although they have purchased the necessary insurances, the occurrence of certain incidents such as earthquakes, wars and floods, and the consequences resulting from them, may not be covered adequately, or at all, by insurance policies under which they are protected. Our affiliates also face exposure to product liability claims in the event that any of their products are alleged to have resulted in property damage, bodily injury or other adverse effects. Losses incurred or payments we may be required to make may have a material adverse effect on our results of operation if such losses or payments are not fully insured.
FAILURE TO ESTABLISH AND MAINTAIN EFFECTIVE INTERNAL CONTROLS OVER FINANCIAL REPORTING COULD HAVE A MATERIAL AND ADVERSE EFFECT ON THE ACCURACY IN REPORTING OUR FINANCIAL RESULTS OR PREVENTING FRAUD
Undetected control weaknesses or controls that function ineffectively represent a risk of loss or financial misstatement. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Company fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in the implementation of internal controls, the Company’s business and operating results could be harmed, and it could fall to meet its reporting obligations.
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its Annual Report that contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. The requirement of a management report on our internal control over financial reporting applies to this Annual Report for the fiscal year ended on December 31, 2008, while, pursuant to temporary rules of the SEC for non-accelerated filers, the requirement of an audit on internal control over financial reporting will only apply to our Annual Report for the fiscal year ending on December 31, 2010. Although our management concludes that our internal control over financial reporting is effective except that the Company is not able to file its Form 20-F for the year ended December 31, 2008 within the prescribed time period, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important in helping prevent financial fraud. If we are not able to provide reliable financial reports on a timely basis or prevent financial fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.
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

Risks for Doing Business in China
ANTI-DUMPING DUTIES COULD HARMED OUR RESULTS IF THE COMPANY IS EXPOSED TO LITIGATION LIABILITY
The products of the Company’s affiliate are manufactured in the PRC and some of them are sold to overseas. Anti-dumping duties are specifically intended to prevent cheap import from countries with lower material and labor costs, in particular the Far East and Eastern Europe, from damaging its community industry. For this reason, goods from the PRC often attract high rates of anti-dumping duties. In 2008, the affiliate of the Company became a defendant in an anti-dumping investigation in India. However, the uncertainties of the outcome of investigation, the scope of coverage and the long term solvency of our insurance carriers make it difficult to predict accurately the current estimates of loss. And the possibility of adverse rulings or new legislation also increases that uncertainly. Although no specific charges have been made against the Company as at the date of the report, our financial results could have a material impact if our affiliate was to increase expenditures to comply with anti-dumping duties which affecting their export sales.
THE COMPANY’S BUSINESS FOCUS ON THE GREATER CHINA REGION SUBJECTS THE COMPANY AND ITS BUSINESS TO THE POLITICAL, ECONOMIC AND OTHER DEVELOPMENTS IN THE REGION
As a result of the Company’s traditional business focus on the Greater China Region, the Company’s business and its financial and operating results may be affected by significant political, economic, social and cultural developments in the region. A substantial portion of the Company’s results is derived from its affiliates, major businesses of which are located in China. These businesses are dependent in large part on the performance of the Chinese economy and Chinese government policy. As a result, the future financial condition and results of operations of the Company could be adversely affected by slowdowns in the Chinese economy, Chinese macroeconomic policy that de-emphasize the development of industries that utilize products or services of the Company’s affiliate or other governmental policies, including changes in laws, regulations or the interpretation thereof; confiscatory taxation; restrictions on currency conversion, imports or sources of supplies; or the expropriation or nationalization of private enterprises. Any measures or actions taken by the Chinese government to control industries that utilize products or services of the Company’s affiliate could restrict their business operations and adversely affect the financial positions of the Company and its affiliate.
Although the Company believes that the economic reforms and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect on economic development in China and that the Company and its affiliate will continue to benefit from these policies and measures, there is no assurance that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting China’s political, economic and social life.
In addition, the Company’s financial results are significantly dependent on the economy in the region. The economy of the Greater China Region differs significantly from the economies of the United States and Western Europe in such respects as structure, level of development, growth rate, capital reinvestment, resource allocation, self-sufficiency, rate of inflation and balance of payments position, among others. Furthermore, the passed global economic downturn had has a significant impact on the region’s economic growth as it is primarily an export-oriented economy. Future adverse economic factors or changes in the policies of the Chinese government could have a material adverse effect on the overall economic growth of China. These developments could adversely affect the financial condition, results of operations and business of the Company and its affiliate by reducing the demand for the products and services of the Company’s affiliate.
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

RESTRICTIONS ON FOREIGN CURRENCY EXCHANGE MAY LIMIT OUR ABILITY TO RECEIVE AND USE OUR RESOURCES EFFECTIVELY
Any future restrictions on currency exchanges may limit our ability to use resources generated in Renminbi to fund our business activities outside China or other payments in Hong Kong dollars or other foreign currencies. Although the PRC government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.
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
NATURAL DISASTERS IN THE GREATER CHINA REGION COULD CAUSE SIGNIFICANT DAMAGE TO THE COMPANY’S BUSINESS AND FINANCIAL RESULTS
The products of the Company’s affiliate are manufactured at the factories located in the PRC. During the past years, the PRC has experienced natural disasters, including floods, fires and earthquakes. A disaster could cause significant damage to manufacturing factories, which may not be adequately covered by insurance proceeds and could materially and adversely impact the business of the Company’s affiliate. The disaster relief and assistance in the PRC is not well developed and there can be no assurance that adequate government assistance would be available in the absence of sufficient insurance coverage.
OUR RESULTS COULD BE HARMED IF WE HAVE TO COMPLY WITH NEW ENVIRONMENTAL REGULATIONS
The operations of our affiliate create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing attention from Chinese national and local governments and foreign governments and agencies and has been subject to increasing regulation. Currently, relevant Chinese environmental protection laws and regulations impose fines on discharge of waste materials and empower certain environmental authorities to close any facility that causes serious environmental problems. Although it has not been alleged that our affiliate has violated any current environmental regulations by China government officials, there is no assurance that the Chinese government will not amend its current environmental protection laws and regulations. Our financial results could be materially and adversely affected if our affiliate were to increase expenditures to comply with environmental regulations affecting their operations.

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
Risks Related to Our Capital Stock
LIMITED LIQUIDITY IN THE COMPANY’S SECURITIES MAY MAKE IT DIFFICULT TO SELL SHARES
The public trading market for our common stock is limited. Beginning in November 2002, our common stock was traded on the OTC Securities Market. Nevertheless, an established public trading market for our common stock may never develop or, if developed, it may not able to be sustained. The OTC Securities Market is an inter-dealer, over-the-counter market that provides significantly less liquidity than other markets. As a foreign private issuer whose business is substantially in China and other Asian markets, the Company has less exposure in the U.S. capital markets than comparable U.S. issuers. In addition, the Company has a relative small public float of its securities. These and other general economic, industry or Company factors may result in low trading volumes or prices of the Company’s securities. Accordingly, shareholders of the Company bear risks regarding the liquidity of the Company’s shares and may not be able to sell shares in desired quantities, at desired times or desired prices or a combination thereof.
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
ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
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
In 2001, the Company decided to reorganize its operations to improve its financial performance. The Company began to dispose of loss-making subsidiaries and tried to diversify its business. In early 2002, the Company acquired a substantive equity interest of approximately 35% in Wing On, which allowed it to diversify its business into the travel industry. In fiscal year 2003, the Company further completed its disposals of its loss-making subsidiaries, Yinchuan CSI (Greatwall) Rubber Co., Limited, and the Company’s remaining interests in Double Happiness Tyre Industries Corporation Limited and ceased to account for the results of operations and the assets and liabilities of these subsidiaries from their respective disposal dates.
In order to realize part of its investment, the Company entered into a contract to sell a 25% interest in its subsidiary Hangzhou Zhongce Rubber Co., Limited or Hangzhou Zhongce, a PRC company, on June 15, 2003. As a result, the Company reduced its interest in Hangzhou Zhongce from 51% to 26%. The sale was completed in September 2003 and Hangzhou Zhongce became an equity method affiliate of the Group thereafter.

During 2006 and 2007, the Company’s interest in its affiliate Wing On Travel (Holdings) Limited, or Wing On, decreased from 20.36% to 12.77% as a result of dilution caused by capital raising activities of Wing On and the disposal of Wing On shares by the Company in the market. As a result of its decreased ownership of Wing On, the Company began accounting for its remaining interest in Wing On as trading securities instead of as an interest in an affiliate company as it was in previous years. As of December 31, 2007, the Company’s equity interest in Wing On had further decreased to 1.23% through the sale of its interest on the open market.
The Company, through The Rosedale Luxury Hotel & Suite Limited, an indirect wholly-owned subsidiary, entered into a conditional sale and purchase agreement dated June 16, 2004 with an independent third party, Shanghai Jiu Sheng Investment Company Limited, or Jiu Sheng, for the acquisition and further development of Xiang Zhang Garden, a parcel of land containing a 24-story building under construction located in Shanghai, PRC. In June 2005, the Company commenced legal proceedings against Jiu Sheng, among other things, to demand that Jiu Sheng meet its obligations under the two agreements related to the purchase of Xiang Zhang Garden and petitioned a PRC court for an injunction order to prevent Xiang Zhang Garden from being transferred to the secured creditors of Jiu Sheng and the main contractor. In June 2006, the People’s High Court of Shanghai City ruled in favor of the Company and ordered Jiu Sheng to continue fulfilling its obligations under the applicable agreements and to proceed with the transfer of legal title of Xiang Zhang Garden to the Company. The judgment also required Jiu Sheng to pay Rmb5.9 million to the Company as compensation for the breach of the sale and purchase agreements. In August 2006, the Group petitioned the People’s High Court of Shanghai City for a court execution order to enforce the June 2006 judgment against Jiu Sheng. In March 2008, the Group entered into a settlement agreement with Jin Sheng whereby the Company disclaimed its rights in Xiang Zhang Garden in exchange for a payment of Rmb75 million, which was received in April 2008. A gain of Rmb17 million has been recognized in the consolidated statement of operations.
In March 2008, Hanny Holdings Limited, or Hanny, and certain of its subsidiaries entered into conditional sale and purchase agreements with an independent third party whereby it disposed of a 29.2% interest in the Group for cash consideration of approximately Rmb142 million. The sale closed on May 8, 2008. Following this sale, Hanny’s interest in the Company decreased from approximately 55.3% to 26.1% and the Company ceased to be a subsidiary of Hanny.
In April 2008, the Company acquired 100% if the equity interests in Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited, all of which are companies engaged in securities investment, from Hanny Magnetics (B.V.I.) Limited, a wholly owned subsidiary of Hanny. Total consideration for the three companies was Rmb34,417,000, and the amount was settled through the cancelation of obligations from Hanny to the Company.
In April 2008, the Company entered into a Memorandum of Understating to acquire certain equity interest in a property investment company, for a consideration of Rmb150 million. A refundable deposit of Rmb75 million was paid to the third party vendor pursuant to the Memorandum of Understating and recorded as deposit paid for acquisition of available-for-sale investment as of December 31, 2008. At of the date of this Annual Report, no formal agreement had been entered into.
The Company is a holding company and had interests in a number of subsidiaries and affiliates as of December 31, 2008. The principal interests of the Company were as follows:
•	Capital Canton Limited, a British Virgin Islands company in which the company has a 100% interest.
•	Century Lead Limited, a British Virgin Islands company in which the company has a 100% interest.
•	Cosmos Regent Ltd, a British Virgin Islands company in which the company has a 100% interest.
•	Cyber Generation Limited a British Virgin Islands company in which the company has a 100% interest.
•	Great Windfall Agents Limited, a British Virgin Islands company in which the company has a 100% interest.
•	Hangzhou Zhongce, a PRC company in which the company has a 26% interest.
•	Million Good Limited, a British Virgin Islands company in which the company has a 100% interest.
•	Orion Tire Corporation, a U.S. corporation in which the company has a 60% interest.
•	Orion (B.V.I.) Tire Corporation, a British Virgin Islands company in which the company has a 60% interest.
•	Sincere Ocean Limited, a British Virgin Islands company in which the company has a 100% interest.

•	Supreme Solution Limited, a British Virgin Islands company in which the company has a 100% interest.
•	Ventures Kingdom Limited a British Virgin Islands company in which the company has a 100% interest.
•	Wealth Faith Limited, a British Virgin Islands company in which the company has a 100% interest.
•	Whole Good Limited, a British Virgin Islands company in which the company has a 100% interest.
•	Wing On Travel (Holdings) Limited, a Hong Kong listed company in which the company has a 12.83% interest
Additional Information about the Company is available through the Internet at http://www.chinaenterpriseslimited.com. The principal place of business and the executive offices of the Company are located at Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong and its telephone number is (852) 2372 0130.
B. BUSINESS OVERVIEW
With the exception of Wing On and Hangzhou Zhongce, none of the Company’s affiliates or subsidiaries are active. As a result, the financial results of the Company in fiscal years 2006, 2007 and 2008 were depended on the results of Wing On and Hangzhou Zhongce. All of subsidiaries of the Company remain inactive during fiscal year 2008. The Company is actively seeking new investment opportunities.
Hangzhou Zhongce
Hangzhou Zhongce is incorporated in the People’s Republic of China. Its principal subsidiaries are mainly engaged in the manufacture and sale of rubber tires, tire rubber and carbon powder. Hangzhou Zhongce established Hangzhou Sunrise Rubber Co., Ltd with three other PRC enterprises in 1998 and acquired Fu Chun Jiang Chemical Industrial Co., Ltd in 1999, which manufactures radial tire products and a number of raw materials including tire rubbers and carbon black. In September 2003, the Company disposed of a portion of its interest in Hangzhou Zhongce and ceased to consolidate the results of Hangzhou Zhongce and its subsidiaries. As a result of that disposal, the Company now holds a 26% interest in Hangzhou Zhongce, which is now treated as a equity method affiliate of the Company. Hangzhou Zhongce manufactures and sells a broad line of tire products, consisting of motor vehicle (bias and radial tires for trucks, tractors, passenger cars and motorcycles), bicycle and wheelbarrow tires. See “Financial Statements” of Hangzhou Zhongce in item 17 for more details.
Wing On
Wing On is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on the HKSE. Its principal subsidiaries are engaged in the business of providing package tours, travel and other related services, hotel operation and trading of securities.
In 2002, the Company diversified into the travel business through an investment in Wing On. However, the global travel in the region had a difficult time in 2003, and, in response to the issues facing the industry, Wing On shifted its business focus toward. an increased emphasis on local tours in Hong Kong. For the years of 2004, 2005 and 2006, Wing On continued to benefit from the rebound in travel business in Hong Kong that was driven, in part, by the decrease in the negative effect of SARS, the opening of the Hong Kong Disney Land and the Asia World-Expo, and the gradual easing of restrictions on individual PRC visitors traveling to Hong Kong.
Throughout 2007, the Hong Kong economy enjoyed robust growth evidenced by a leap in GDP of 6.3% (marking the fourth consecutive year of strong economic expansion) and a decrease in the unemployment rate to 3.4% as of the end of the year. The tightened labor market pushed wages and earnings up and enhanced the consumption desire of the local community. Wing On continued to perform satisfactory during 2007. Following the disposal of a significant portion of its equity interest during fiscal year 2007, the Company’s equity interest in Wing On decreased to 12.77% and was subsequently reclassified as trading securities of the Company. As of December 31, 2008, the equity interest had further increased to 12.83%.

C. ORGANIZATIONAL STRUCTURE
As of December 31, 2008, the consolidated principle subsidiaries of the Company were:

			Company’s
	Country of		Ownership Interest
Consolidated Subsidiary	Incorporation	Principal Activities	Directly	Indirectly

Capital Canton Limited	BVI	Investment holding	100%	—
Century Lead Limited	BVI	Investment holding	100%	—
Cosmos Regent Ltd	BVI	Investment holding	100%	—
Cyber Generation Limited	BVI	Investment holding	100%
Great Windfall Agents Limited	BVI	Investment holding	100%	—
Million Good Limited	BVI	Investment holding	100%	—
Orion Tire Corporation	USA	Investment holding	60%
Orion (B.V.I.) Tire Corporation	BVI	Investment holding	60%
Sincere Ocean Limited	BVI	Investment holding	100%	—
Supreme Solution Limited	BVI	Investment holding	100%	—
Ventures Kingdom Limited	BVI	Investment holding	100%	—
Wealth Faith Limited	BVI	Investment holding	100%	—
Whole Good Limited	BVI	Investment holding	100%
D. PROPERTY, PLANT AND EQUIPMENT
The registered office of the Company is located at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda. Only corporate administrative matters are conducted at this office, through the Company’s agent, Butterfield Fulcrum Group (Bermuda) Limited (formerly known as Butterfield Corporate Services Limited). The Company’s principal executive office is located at Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong. The Company neither owns nor leases property in Bermuda and Hong Kong.
Principal capital expenditures, investment and divestitures over the last three years include the following:

	2006	2007	2008
	Rmb’000	Rmb’000	Rmb’000

Purchase of property, plant and equipment	—	—	—
Investments in and advances to affiliate, net	(2,227)	(10,137)	—
ITEM 5. Operating and Financial Review and Prospects
Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including “expect”, “anticipate”, “believe”, “seek”, “estimate”, “intends”, “should” or “may”. Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3 Key Information – “Risk Factors.” This section should be read along with our Consolidated Financial Statements included as Item 18 of this Report, including the accompanying notes, that are included in this Annual Report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been presented and prepared in accordance with U.S. GAAP. The forward-looking statements in this Item 5 are not guarantees of future performance. They involve both risk and uncertainty. Several important factors could cause our actual results to differ materially from those anticipated by these statements. Many of those factors are macroeconomic in nature and are, therefore, beyond the control of our management. Please see the “Risk Factors” in this Annual Report for more details.

A. OPERATING RESULTS
Overview
After the completion of the Company’s restructuring discussed above in “History and Development of the Company,” the financial results of the Company for fiscal year 2008 were mainly comprised of the Company’s share of the earnings and financial result of its affiliate, Hangzhou Zhongce, the impairment loss recognized on available-for-sale securities, the unrealized loss on trading securities and the compensation received on the deposit paid for Xiang Zhang Garden. Currently, the Company is still actively looking for new investments. The PRC market continues to be the focus of world industry, and the Company is confident in the PRC market and continues to explore appropriate investment projects to expand its business network in the PRC.
Critical Accounting Policies
The preparation of our financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2 – “Summary of Significant Accounting Policies” to the Consolidated Financial Statements included in “Item 18 – Financial Statements” of this Annual Report.
Accounting Estimates
The accounting estimates inherent in the preparation of the consolidated financial statements of the Company mainly include estimates associated with respect to collectability of accounts receivable, impairment of available-for-sale securities, valuation allowances of deferred tax assets and valuation of derivative instruments. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions. Additionally, the Company constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate.
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
Derivatives Embedded in Certain Debt Securities
Convertible notes of Wing On held by the Company contain features that enable the Company to convert the debt securities into common stock of Wing On. The estimated fair value of these features is valued using an option-pricing model, which requires us to make assumptions with respect to variables including the share price volatility of common stock of Wing On, expected time to expiration, and expected dividend yield of Wing On. Changes in these assumptions could significantly affect the amount of changes in fair value of the conversion option we recognize in our consolidated financial statements. The adjustments will be required until the conversion features are either triggered or expire.
Results of Operations: Fiscal year ended December 31, 2008 compared with fiscal year ended December 31, 2007
The Company
General and administrative expenses are comprised of expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2008 amounted to Rmb5.8 million, a decrease of Rmb0.4 million or 7%, compared to Rmb6.2 million in 2007.

Operating loss from continuing operations amounted to Rmb5.8 million in 2008 compared with Rmb13.1 million in 2007. The Rmb5.8 million on operating loss from continuing operations mainly represented administrative expenses incurred for the year ended December 31, 2008.
Interest income amounted to Rmb4.9 million in 2008, a decrease of Rmb4.6 million, compared to Rmb9.5 million in 2007.
Loss from continuing operations for 2008 increased to Rmb71.4 million compared to Rmb28.2 million for 2007. The loss for 2008 consisted primarily of: a net loss recognized on trading securities sold during the year of Rmb2.6 million; an unrealized loss recognized on trading securities of Rmb56.7 million; a loss upon a decrease in fair value of the call option associated with the convertible note of Wing On of Rmb4.2 million, an impairment loss recognized on available-for-sale securities of Rmb69.5 million; and interest expenses of Rmb3.8 million. These losses and expenses were partially offset by the partial refund of the deposit paid for Xiang Zhang Garden in an amount of Rmb17 million, a write back of deferred income tax liability of Rmb9.5 million, the receipt of the Company’s share of the net profit of Hangzhou Zhongce in an amount of Rmb35.4 million and interest income of Rmb4.9 million.
For the year ended December 31, 2008, the Company recorded a consolidated net loss of Rmb71.4 million, or Rmb7.92 per share. By comparison, the net loss and the net loss per share in 2007 was Rmb28.2 million and Rmb3.12 per share.
Tire Business
For the year ended December 31, 2008, Hangzhou Zhongce recorded a consolidated turnover of approximately Rmb13,446 million, an increase of approximately 14% as compared to the same period in 2007 of approximately Rmb11,786 million. The audited consolidated net profit for the year ended December 31, 2008 decreased to approximately Rmb136.3 million from approximately Rmb385.7 million for the year ended December 31, 2007.
Results of Operations: Fiscal year ended December 31, 2007 compared with fiscal year ended December 31, 2006
The Company
General and administrative expenses are comprised of expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2007 amounted to Rmb6.2 million, a decrease of Rmb10.6 million, compared to Rmb16.8 million in 2006. The decrease in our administrative expenses during the current year was caused by the decrease in certain legal and professional costs and administrative costs incurred on the acquisition of Xiang Zhang Garden.
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
Interest income amounted to Rmb9.5 million in 2007, a decrease of Rmb2.8 million compared to Rmb12.3 million in 2006. This decrease stemmed from the conversion of approximately Rmb149 million (equivalent to HK$158 million) in convertible notes of Wing On during the 2007.
For 2007, the Company recorded a consolidated net loss of Rmb28.2 million, or Rmb3.12 per share. By comparison, the net loss and the net loss per share in 2006 was Rmb21.2 million and Rmb2.35, respectively. The loss for the fiscal year 2007 consisted primarily of: a net loss recognized on trading securities sold during the year of Rmb90.9 million; an unrealized loss recognized on trading securities of Rmb12.2 million; a loss on disposal of the Company’s interest in Wing On of Rmb69.0 million; and income tax of Rmb19.3 million. These losses and expenses were partially by operating income of Rmb13.1 million, a gain upon am increase in fair value of the call option associated with the convertible note of Wing On of Rmb19.2 million, the receipt of the Company’s share of net profit of Hangzhou Zhongce and Wing On in an amount of Rmb121.4 million and interest income of Rmb9.5 million.
Tire Business
For the year ended December 31, 2007, Hangzhou Zhongce recorded a consolidated turnover of approximately Rmb11,786 million, an increase of approximately 31.8% as compared to the same period in 2006 of approximately Rmb8,939 million. The audited consolidated net profit for the year ended December 31, 2007 increased to approximately Rmb385.7 million from approximately Rmb56.3 million for the year ended December 31, 2006.

Travel Business
For fiscal year 2007, the Company accounted for its share of equity in earnings of Wing On only for the period from January 1, 2007 to June 30, 2007 as a result of the above mentioned significant disposal on equity interest in Wing On held by the Company. For the six months ended June 30, 2007, according to the Hong Kong Financial Reporting Standards, with reconciliation to U.S. GAAP, Wing On recorded a consolidated turnover of approximately HK$ 1,041 million (equivalent to Rmb1,010 million). The audited consolidated net profit for the six months ended June 30, 2007 was approximately HK$123.2 million (equivalent to Rmb119.5 million).
Impact of Inflation
Inflation and deflation in the PRC and Hong Kong has not had a material effect on our past business. During the times of inflation, the affiliated companies of the Company have generally been able to increase the price of their products or services in order to keep pace with inflation.
Impact of Tax Regulations
For the impact of tax regulations on the Company, see Note 10 to the Consolidated Financial Statements of the Company included in “Item 18. Financial Statements”.
B. LIQUIDITY AND CAPITAL RESOURCES
Over the last few years, the Company has not had any operations that generated revenue. Cash for financing the operations of the Company was principally obtained mainly through the disposal of trading securities and the interest generated from convertible notes of Wing On. The Company had negative working capital, calculated as current assets less current liabilities, of Rmb89.7 million and a positive working capital of Rmb86.9 million as of December 31, 2008 and 2007, respectively.
In 2008 and 2007, the net cash used in operating activities was approximately Rmb67.0 million and Rmb102.5 million, respectively. The net cash used in investing activities and provided by financing activities in 2008 was approximately Rmb4.4 million and Rmb71.1 million, respectively; compared with Rmb209.2 million provided by investing activities and Rmb112.8 million used in financing activities in 2007.
The Company primarily used its cash and cash equivalents and the cash flows from disposals of trading securities to fund its daily operation. Other than the Memorandum of Understating, as described in Item 4 of this Form 20-F, no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Company have been entered into during 2008. In management’s opinion, the Group has sufficient cash and cash equivalents, notes receivable and trading securities to support its working capital for its present requirements.
For the years ended December 31, 2007 and 2008, the Company had no expenditure for property, plant and equipment.
In addition, cash and cash equivalents of the Company from continuing operations decreased from Rmb0.5 million at December 31, 2007 to Rmb0.1 million at December 31, 2008 of which approximately Rmb34,000 (approximately US$5,000) were U.S. dollar deposits included in cash and cash equivalent.
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
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
The Company does not conduct any research and development and does not rely on any patents or licenses.

D. TREND INFORMATION
Following its sale of a portion of its interest in Hangzhou Zhongce in 2003, the Company does not have a majority-owned operating subsidiary as of the date of this report. Currently, following its sale of a portion of its interest in Wing On in 2007, the Company’s financial result is largely dependent on its equity in earnings of the affiliated company, Hangzhou Zhongce. Having positioned itself as a conglomerate investor in China, the Company anticipates that it will maintain its conservative and cautious investment posture in the coming year and to contribute its effort to explore new investment opportunities.
E. OFF-BALANCE SHEET ARRANGEMENTS
For the year of 2008, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Additionally, the Company did not undertake any guarantee as of December 31, 2008.
F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
On June 16, 2004, the Company entered into a conditional agreement with an independent third party in relation for the proposed acquisition of the Xiang Zhang Garden for a total consideration of Rmb450 million. Regarding to this agreement, as of December 31, 2007, the Company had outstanding capital commitments for acquisition of properties amounting to approximately Rmb402 million. As of December 31, 2008, the Company has capital commitments for acquisition of equity interest amounting to Rmb75 million in respect of the MOU entered into in April 2008.

	Payments due by period
Contractual Obligation	Less than 1 year	1-3 years	More than 3 years
	Rmb’000	Rmb’000	Rmb’000

Purchase Obligation	75,000	—	—
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position	Employed Since
Yap, Allan	54	Chairman, Chief Executive Officer and Director	2001	(1)
Chan Ling, Eva	44	Deputy Chairman and Director	2004	(2)
Dorothy Law	40	Director	2000
Richard Whittall	51	Independent Director and Audit Committee Member	2000
David Edwin Bussmann	56	Independent Director and Audit Committee Member	2000	(3)
Lien Kait Long	61	Director	1999
Chow Chun Man, Jimmy	40	Chief Financial Officer	2003

(1)	Dr. Yap, Allan is the Chairman of Hanny and served as an executive director of China Strategic Holdings Limited, a publicly listed company in Hong Kong, until his resignation on June 16, 2006.

(2)	Ms. Chan Ling, Eva is an executive director of China Strategic Holdings Limited.

(3)	Mr. David Edwin Bussmann served as independent non-executive director of China Strategic Holdings Limited until his resignation on June 16, 2006.
There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above. None of the directors or executive officers was elected or appointed pursuant to an arrangement or understanding with any third party.

Biographies of Directors and Senior Management
Dr. Allan Yap, aged 54, is the chairman, chief executive officer and a director of the Company. He obtained the honorary degree of Doctor of Laws and has over 27 years’ experience in finance, investment and banking. Dr. Yap is the chairman of Hanny; and an executive director of Wing On and See Corporation Limited, all are public listed companies in Hong Kong. He is also the chairman and chief executive officer of Burcon NutraScience Corporation, a company whose shares are listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. Dr. Yap is an executive chairman of PSC Corporation Limited, Intraco Limited and Tat Seng Packaging Group Limited, all of which are public listed companies in Singapore. He is also the chairman of MRI Holdings Limited, a company whose shares are listed on Australian Securities Exchange. Dr. Yap was an executive director of China Strategic Holdings Limited and Big Media Group Limited (now known as Neo Telemedia Limited), both are publicly listed companies in Hong Kong, until June 16, 2006 and July 19, 2009, respectively. Dr. Yap was appointed as the chairman and chief executive officer of the Company on December 1, 2004.
Ms. Eva Chan Ling, aged 44, is a deputy chairman and a director of the Company. She has over 20 years’ experience in auditing, accounting and finance in both international accounting firms and listed companies. Ms. Chan is a member of the Institute of Chartered Accountants in Australia, a fellow member of the Association of Chartered Certified Accountants and also a practicing member of the Hong Kong Institute of Certified Public Accountants. Effective from June 1, 2009, Ms. Chan is the managing director of Wing On. She is an executive director of China Strategic Holdings Limited and an independent non-executive director of Trasy Gold Ex Limited, both are public listed companies in Hong Kong. She is also a director of MRI Holdings Limited, a company whose shares are listed on Australian Securities Exchange. She was also an independent non-executive director of Wonson International Holdings Limited (now known as China Ocean Shipbuilding Industry Group Limited), a publicly listed company in Hong Kong, until August 13, 2008. Ms. Chan was appointed as deputy chairman of the Company on December 1, 2004.
Ms. Dorothy Law, aged 40, is a director of the Company. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and she has also been admitted as a Solicitor of the High Court of Hong Kong. Ms. Law is also a director of Burcon NutraScience Corporation.
Mr. David Edwin Bussmann, aged 56, is an independent director and an audit committee member of the Company. Mr. Bussmann previously worked in investment banking at Salomon Brothers and Citibank, and in private equity at Prudential Asia. Until June 16, 2006, Mr. Bussmann was also an independent non-executive director of China Strategic Holdings Limited. He speaks and reads Mandarin Chinese.
Mr. Richard Whittall, aged 51, is an independent director and the chairman of the audit committee of the Company. He is a partner in Watershed Capital Partners Inc., an investment banking firm, based in Vancouver, British Columbia, Canada. Mr. Whittall has 22 years’ experience in investment banking, advising domestic and international companies in the areas of fund raising, mergers, acquisitions, divestitures and strategic business alliances. Mr. Whittall currently serves as a director of a number of public and private companies, including Burcon NutraScience Corporation, Fortress Paper Inc., GVIC Corp., Canadian General Investments Limited and Canadian World Fund Limited.
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
Mr. Jimmy Chow Chun Man, aged 40, was appointed as the chief financial officer of the Company on September 24, 2003. Mr. Chow holds a Bachelor Degree in Accountancy and is a member of both CPA Australia and the Hong Kong Institute of Certified Public Accountants. He has over 14 years’ of experiences in auditing, financial reporting and corporate finance. Mr. Chow is also a vice president of Wing On.
B. COMPENSATION
For the year ended December 31, 2008, the aggregate amount of compensation paid by the Company and its subsidiaries to the Company’s directors and executive officers, for service in all capacities, was approximately Rmb819,000 (US$0.12 million). The grant of bonuses is determined at the discretion of the board of directors. No bonuses were paid in the year 2008 or granted with respect to the year 2008.

The following table summarizes the compensation received by our executive and non-executive directors and senior management in the year 2008.

Name	Salary (USD)	Salary (Rmb)	Total (USD)	Total (Rmb)

Executive Director
Yap, Allan	20,000	136,450	20,000	136,450
Chan Ling, Eva	20,000	136,450	20,000	136,450

Non-Executive Director
Dorothy Law	20,000	136,450	20,000	136,450
Lien Kait Long	20,000	136,450	20,000	136,450
Richard Whittall	20,000	136,450	20,000	136,450
David E. Bussmann	20,000	136,450	20,000	136,450
No officer or director received any non-cash compensation in 2008.
C. BOARD PRACTICES
All directors of the Company are elected to hold office until the next annual general meeting of the shareholders and their successors are elected and qualified. The 2009 annual general meeting of the Company is scheduled to be held on March 31, 2010, and the Company has nominated all six directors for reelection.
No director of the Company entered into any service contract nor entitled to any benefits upon termination of employment with the Company.
The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. During the year 2008 and through the date hereof, the audit committee of the Company consisted of Mr. Richard Whittall and Mr. David Edwin Bussmann.
D. EMPLOYEES
As of December 31, 2006, 2007 and 2008, the Company had no employees. Pursuant to a management and administrative services agreement between the Company and China Strategic Holdings Limited, the former ultimate parent company, originally entered into in 1993, China Strategic Holdings Limited provides certain management and administrative services to the Company. The agreement was terminated upon the group reorganization of China Strategic Holdings Limited in May 2006 when China Strategic Holdings Limited ceased to be the ultimate parent company of the Company and its subsidiaries. Since fiscal year 2007, the Company has no further management agreement signed. See Note 15(b) to Consolidated Financial Statements in “Item 18 Financial Statements” for more details.
E. SHARE OWNERSHIP
As of December 31, 2008, none of the Company’s directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
Based on filings on Schedule 13G under the Exchange Act and public announcements/circulars of China Strategic Holdings Limited and Hanny pursuant to the Listing rules of HKSE, as of December 31, 2008, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company:

Name of holder	Number of shares held	Percentage of class

Hanny Holdings Limited (1) (2) (3)	2,610,600	26.1%
Peconic Partners LLC (4)	436,375	4.8%
William F. Harnisch (5)	516,175	5.7%

(1)
On March 26, 2008, Hanny disclosed by way of announcement posted on the website of the HKSE that it would sell to an independent third party its entire issued share capital held in Kamthorn Limited, which held approximately 18.1% equity interest in the issued share capital of the Company. The transaction was completed in May 2008.

(2)
On July 30, 2008, Hanny further disclosed in its Annual Report 2007-08 that 29.2% interest including the interest as mentioned in (1) above in the issued share capital of the Company was disposed of subsequent to its financial year ended March 31, 2008.

(3)
The 2,610,600 shares that Hanny beneficially owns include 610,600 shares held by its indirect, non-wholly owned subsidiary, which represents an effective equity interest of 3.88% in the issued share capital of the Company.

(4)
According to Amendment No. 17 to a report on Schedule 13G/A dated February 16, 2010, the 436,375 shares beneficially owned by Peconic Partners LLC consist of (i) 218,775 shares beneficially owned by Grenadier Fund; (ii) 116,100 shares beneficially owned by Triumph Fund II L.P.; (iii) 52,500 shares beneficially owned by Peconic Partners International Fund Ltd.; (iv) 46,300 shares beneficially owned by Permal U.S. Capital Growth Ltd.; and (v) 2,700 shares beneficially owned by Triumph Fund III L.P., all of which shares Peconic Partners LLC may be deemed to beneficially own by virtue of its position as an investment adviser to the above five clients.

(5)
According to Amendment No. 17 to a report on Schedule 13G/A dated February 16, 2010, the 516,175 shares beneficially owned by William F. Harnisch consist of (A) 79,800 shares beneficially owned individually by Mr. Harnisch himself and (B) (i) 218,775 shares beneficially owned by Grenadier Fund; (ii) 116,100 shares beneficially owned by Triumph Fund II L.P.; (iii) 52,500 shares beneficially owned by Peconic Partners International Fund Ltd.; (iv) 46,300 shares beneficially owned by Permal U.S. Capital Growth Ltd.; and (v) 2,700 shares beneficially owned by Triumph Fund III L.P., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above five clients.

According to the shareholders list provided to the Company by its transfer agent, there are 60 shareholders (representing all issued common stock of 9,017,310 shares) of record of the Company’s common stock as of February 28, 2010.
B. RELATED PARTY TRANSACTIONS
Acquisition of 100% equity interest in certain subsidiaries from Hanny
In April 2008, the Company acquired 100% equity interest in Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited, companies engaged in securities investment, from Hanny Mangenrics (B.V.I) Limited, subsidiary of Hanny Holdings Limited (“HHL”). Pursuant to the terms of the acquisition agreements, total consideration was Rmb34,417,000 (US$5,045,000), and the amount was settled through current account with HHL. The primary assets acquired were the securities held and the acquisition has been accounted for an acquisition of assets.
Convertible Notes
On March 23, 2006, Wing On entered into a subscription agreement with the Company and other subscribers for convertible notes with an aggregate principal amount of HK$1,000,000,000, of which the Company agreed to subscribe for HK$300,000,000. The initial conversion price of the convertible notes was HK$0.79 per share, subject to anti-dilutive adjustments. Unless previously converted or lapsed or redeemed by Wing On, Wing On will redeem the convertible notes on the fifth anniversary from the date of issue of the convertible notes at a redemption amount equal to 110% of the principal amount of the convertible notes outstanding. The Company has the right to convert the whole or any part (in an amount or integral multiple of HK$1,000,000) of the principal amount of the convertible notes into shares of Wing On at the then prevailing conversion price.

Subject to certain restrictions intended to facilitate compliance with relevant rules and regulations, each noteholder has the right to exchange all or part (in the amount or integral multiple of HK$10,000,000) of 50% of the initial principal amount of its convertible notes for shares of any company that is an affiliated company of Wing On as defined in the Rules Governing the Listing of Securities on the HKSE or a subsidiary of Wing On that is to be listed on a stock exchange through an initial public offering at the price, subject to anti-dilutive adjustments, at which the such shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated company or subsidiary in the future is at the sole discretion of the directors of Wing On. During 2007, the Company converted a total of HK$237,000,000 of convertible notes of Wing On into ordinary shares at conversion price of HK$0.79 per share. The Company did not convert any convertible notes of Wing On in 2008.
Other Related Party Transactions
The Company entered into the following related party transactions:

	2007	2008
	Rmb’000	Rmb’000

Due from:
CSH and its subsidiaries	732	118
GDI and its subsidiaries (“GDI Group”)	2,294	2,162
Hanny and its subsidiaries (except GDI Group)	26,823	31,747
Wing On and its subsidiaries	37,587	20,012

	67,436	54,039

Due to:
CSH and its subsidiaries	—	658
GDI and its subsidiaries	2,849	2,780
Hanny and its subsidiaries (except GDI Group) (“Hanny Group”)	—	118,170
ITC and its subsidiaries (except Hanny Group and GDI Group)	1,157	1,660
Wing On and its subsidiaries	—	1,627

	4,006	124,895

As of December 31, 2007 and 2008, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms except for Rmb12,941,000 and Rmb Nil due from a fellow subsidiary as of December 31, 2007 and 2008 carries interest at Hong Kong Prime rate plus 1%. Interest income from the fellow subsidiary for the year ended December 31, 2008 was Rmb190,000 while it was not significant for the year ended December 31, 2007. The amounts were arising from advances from/to related companies for operation needs.
Management and Administrative Services Agreement
Pursuant to a management and administrative services agreement between the Company and China Strategic Holdings Limited entered into in 1993 and renewed in 1997, 2000, and 2003, in each case for a term of three years, China Strategic Holdings Limited provided certain management services to the Company for an annual fee of approximately US$15,000 (Rmb120,000). In addition, the Company agreed to reimburse China Strategic Holdings Limited for administrative services not covered by the management and administrative services agreement rendered on behalf of the Company on a cost plus 5% basis, in the aggregate amount of approximately Rmb2,525,000, Rmb Nil and Rmb Nil for the years ended December 31, 2006, 2007 and 2008 respectively. The agreement was terminated upon the group reorganization of China Strategic Holdings Limited in May 2006 when China Strategic Holdings Limited ceased to be the ultimate parent company of the Group and payment of annual fee for the years ended December 31, 2006, 2007 and 2008 were Rmb120,000, Rmb Nil and Rmb Nil, respectively.

ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See the Consolidated Financial Statements to the Company included in “Item 18. Financial Statements” of this Annual Report. See also “Item 17. Financial Statements” of this Annual Report for financial statements of Hangzhou Zhongce, included pursuant to the requirements of Article 3-09 of Regulation S-X.
Dividend Policy
On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2006, 2007 and 2008, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will depend on the Company’s results of operations and financial condition, and other factors deemed relevant by its board of directors.
Since the Company is a holding company, its ability to pay dividends depends substantially on its receipt of distributions from its subsidiaries. Applicable Chinese laws and regulations require that, before a Sino-foreign equity joint venture enterprise (such as each PRC subsidiary) distributes profits to investors, it must: (1) satisfy all tax liabilities; (2) provide for losses in previous years; and (3) make allocations, in proportions determined at the sole discretion of the board of directors, to a general reserve fund and an enterprise expansion fund. During 2006, 2007 and 2008, no distribution of dividends was made from any subsidiary to the Company.
B. SIGNIFICANT CHANGES
In April 2009, X One was dissolved by striking off pursuant to Section 291 of the Hong Kong Companies Ordinance.
In July 2009, Wing On made a repurchase offer to all Convertible Notes holders to repurchase the Convertible Notes at their full value by issuing its share at HK$0.035 per share (the “Repurchase Offer I”). Wing On has to fulfill several conditions before the completion of the offer as stated in the Repurchase Offer I agreement. As of November 11, 2009, the Board of Directors of Wing On determined Wing On could not fulfil certain of the conditions and the Repurchase Offer I lapsed automatically.
In December 2009, Wing On made another repurchase offer to all Convertible Notes holders to repurchase the Convertible Notes at a price equal to 80% of the outstanding principal amount of the Convertible Notes (the “Repurchase Offer II”). The Repurchase Offer II is conditional upon fulfilment of several conditions. The Group accepted the Repurchase Offer II in full. As of March 2, 2010, the Board of Directors of Wing On determined Wing On could not fulfil certain of the conditions and the Repurchase Offer II lapsed automatically.
ITEM 9. THE LISTING
Since November 26, 2002, the Company’s common stock has traded on the OTC under the stock symbol “CSHEF.PK”. The OTC is a regulated quotation service that displays real-time quotes, last sale prices and volume information in OTC equity securities for companies which are registrants with the SEC. Prior to that, the Company’s common stock traded on the NYSE under the symbol “CSH”. However, the trading was suspended on September 27, 2002 by the NYSE for the failure of the Company to meet the NYSE’s continuing listing standards. Effective December 30, 2002, the common stock of the Company was removed from listing on the NYSE.
The following table set forth, for the periods indicated, the high and low closing sale prices of the common stock as reported by the OTC Securities Market from January 1, 2004 to December 31, 2008.

Year Ended	High	Low
	(US$)	(US$)
December 31, 2008	0.60	0.02
December 31, 2007	2.21	0.55
December 31, 2006	2.59	0.40
December 31, 2005	2.30	0.31
December 31, 2004	6.90	1.03

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2008 and each of the most recent periods.

Quarter Ended	High	Low
	(US$)	(US$)
December 31, 2009	0.12	0.05
September 30, 2009	0.12	0.05
June 30, 2009	0.18	0.04
March 31, 2009	0.35	0.03
December 31, 2008	0.25	0.02
September 30, 2008	0.35	0.15
June 30, 2008	0.35	0.26
March 31, 2008	0.60	0.26
December 31, 2007	1.10	0.56
September 30, 2007	1.30	0.73
June 30, 2007	2.21	0.55
March 31, 2007	1.75	0.75
The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

Month Ended	High	Low
	(US$)	(US$)
February 28, 2010	0.19	0.05
January 31, 2010	0.11	0.10
December 31, 2009	0.12	0.05
November 30, 2009	0.09	0.05
October 31, 2009	0.10	0.08
September 30, 2009	0.10	0.05
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
The Company was incorporated with an initial 1,200,000 shares of common stock, US$0.01 par value, all of which were later reclassified as Supervoting Common Stock. On May 14, 1993, the authorized number of shares of the Company was increased by the creation of 50,000,000 shares of Common Stock, US$0.01 par value, and 18,800,000 shares of Supervoting Common Stock, US$0.01 par value. As a result, the total number of authorized Supervoting Common Stock is 20,000,000 shares and the total number of authorized shares of Common Stock is 50,000,000. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 Common Stock reclassified to Supervoting Common Stock) were issued to the then ultimate parent company of the Company.
On June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at the par value of US$0.01 per share. In September 2006, upon the request of the sole holder of the Supervoting Common Stock and pursuant to the Company’s bylaws, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock, US$0.01 par value. There were no outstanding shares of Supervoting Common Stock as at December 31, 2007 and 2008.
Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
For a summary of the Company’s Memorandum and Articles of Association see Item 10 of the Company’s Form 20-F for the year ended 2001 to which specific reference is made.

C. MATERIAL CONTRACTS
The following is a summary of material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any subsidiary of the Company is a party, for the two years immediately preceding the filing of this report.
•
A conditional subscription agreement dated March 23, 2006 entered into between the Company and Wing On in relation to the subscription by the Company for HK$300 million 2% convertible exchangeable notes due 2011 of Wing On which entitle the holder thereof to convert the outstanding principal into Wing On shares at the initial conversion price of HK$0.79 per share.

•
An agreement dated December 5, 2007 entered into between the Company and Martin Pacific Limited for the sale and purchase of the entire issued share capital of Manwide Holdings Limited and Rosedale Luxury Hotel & Suited Limited for the consideration of HK$500,000.

•
An agreement dated March 25, 2008 entered into between the Company and Hanny Magnetics (B.V.I.) Limited for the sale and purchase of the entire issued share capital of Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited for the consideration of HK$38,000,000.

D. EXCHANGE CONTROLS
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
As an exempted company, the Company is exempt from Bermuda laws restricting the percentage of share capital that may be held by non-Bermudan persons, but as an exempted company the Company may not participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except land required for business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (2) the taking of mortgages on land in Bermuda to secure an amount in excess of US$50,000 without the consent of the Minister of Finance of Bermuda; (3) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another exempted company, partnership or other corporation resident in Bermuda but incorporated abroad; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.
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
E. TAXATION
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
A U.S. Investor receiving a distribution in respect of the common stock will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from earnings and profits of the Company as determined under United States Federal income tax principles. Distributions in excess of the earnings and profits of the Company first will be treated, for United States Federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. Investor’s tax basis in the common stock and then as gain from the sale or exchange of a capital asset, provided that the common stock constitutes a capital asset in the hands of the U.S. Investor. Dividends received on the common stock will not be eligible for the corporate dividends-received deduction nor is it likely that dividends received by non-corporate shareholders will be entitled to the reduced U.S. tax rate applicable to “qualified dividends.” Any amount treated as a dividend for United States Federal income tax purposes generally will constitute foreign source “passive income” (or, in the case of certain holders, “financial services income”). With respect to taxable years beginning after December 31, 2006, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income”. Except for corporations that own 10% or more of the common stock of the Company, no shareholder will be entitled to claim a foreign tax credit against United States Federal income tax for any tax paid by the Company or any entity in which the Company invests, directly or indirectly. For reporting purposes, any dividends that are paid in any currency other than U.S. dollars must be translated into U.S. dollars at the spot rate on the date the dividends are accrued or received by the U.S. Investor, regardless of whether the dividend receipt is in fact converted into U.S. dollars.

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
The “controlled foreign corporation” and “passive foreign investment company” rules under United States Federal income tax law could apply to the Company and U.S. investors who own Common Stock. Based on the current and anticipated ownership of the Company, the Company does not believe it will constitute a CFC In light of the Company’s disposition of most of its operating subsidiaries or its majority interests in such subsidiaries during the prior three years, there is some risk that the Company could qualify as a passive foreign investment company for 2008 or subsequent years. The Company does not believe it was a passive foreign investment company during 2008; however, since passive foreign investment company status is determined annually, there can be no assurance that the Company might not become a passive foreign investment company in 2009 or subsequent years.
United States Backup Withholding and Information Reporting
Dividends on and proceeds from the sale, redemption or other disposition of common stock made within the United States, or by a U.S. payor or U.S. middleman, to a holder of common stock generally will be reported to the U.S. Internal Revenue Service unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is currently 28 percent. Any amounts withheld under the backup withholding tax rules will be refunded or allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that required information is furnished to the Internal Revenue Service.
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENTS BY EXPERTS
Not applicable.
H. DOCUMENTS ON DISPLAY
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
Documents concerning us that are referred to herein may be inspected at the Company’s offices at Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong. You may read and copy any document the Company files with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.
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
The Hong Kong dollar is tied to and allowed to fluctuate within a narrow range against the value of the U.S. dollar. Historically, there has been no material fluctuation in the exchange rate between the Rmb and the U.S. dollar and restrictions were set on the flow of Rmb between the PRC and the United States. Starting on July 21, 2005, the PRC shifted to a managed floating exchange rate regime based on market supply and demand with reference to a basket of other currencies. The Rmb is no longer pegged to the U.S. dollar.
Fluctuations in the value of foreign currencies cause U.S. dollar translated amounts to change in comparison with previous periods. However, the fluctuation in exchange rates did not have material effect on the financial position of the Company in the past three years.
Foreign Currency Risk
As our major assets and liabilities are comprised of a mixture of items denominated in Renminbi or Hong Kong dollars, our business and operating results may be materially affected in the event of a severe increase or decrease in the value of the Renminbi against other currencies. If Renminbi appreciated against the Hong Kong dollar, our operating expenses and net income may be affected depending upon the then composition of our assets and liabilities.
Historically, both the Hong Kong dollar and Renminbi were pegged to the U.S. dollar. As a result, the exchange rate of the Hong Kong dollar to Renminbi fluctuated within a narrow range. However, on July 21, 2005, the PBOC adjusted the exchange rate of U.S. dollars to Renminbi from 1:8.27 to 1:8.11, resulting in an approximately 2% appreciation in the value of Renminbi against the U.S. dollar. As Hong Kong dollars are pegged to the U.S. dollars, such adjustment has effectively resulted in an approximately 2% appreciation in the value of Renminbi against the Hong Kong dollar. For more details, see “RISK FACTORS – FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS”.
As of December 31, 2008, the Company had no open forward contracts or option contracts. The Company’s cash on hand as of December 31, 2008 was Rmb0.1 million of which approximately Rmb32,000 equivalents (approximately US$5,000) were held in U.S. dollar deposit.
Interest Rate Fluctuations
The Company’s interest income is sensitive to change in interest rates. The Company held a short-term notes receivable of Rmb20.5 million as of December 31, 2008, which bore a floating rate of interest. As this borrowing is immaterial to the Company, any fluctuation in the interest rate will not have material impact on the Company’s interest income.
The Company did not have any short-term or long-term debt as of December 31, 2007 and 2008.
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
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Management of the Company, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance regarding the reliability of financial reporting, except that the Company is not able to file its Form 20-F for the year ended December 31, 2008 within the prescribed time period because the U.S. GAAP audited financial statements of an affiliate of the Company that are included in the filing were not available within the prescribed time period.
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

3.	Provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorizations of management and directors of the Company; and

4.
Provide reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances, but not absolute assurances, with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.
Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that, in all material aspects, our internal control over financial reporting was effective as of December 31, 2008.
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
ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
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
ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte Touche Tohmatsu has served as our independent registered public accounting firm for each of the fiscal years ended December 31, 2007 and 2008 and for the audit of the consolidated financial statements of the Company appearing in this Annual Report.
The following table presents the aggregate fees for services rendered by Deloitte Touche Tohmatsu in 2007 and 2008.

	2008	2007
	US$’000	US$’000
Audit Fees	298	320
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	298	320

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
Pursuant to Article 3-09 of Regulation S-X of the Exchange Act, separate financial statements of significant unconsolidated companies of the Company prepared in accordance with U.S. GAAP or reconciled to U.S. GAAP must be filed as part of the Company’s Form 20-F. For the years ended December 31, 2006, Wing On and Hangzhou Zhongce were significant affiliate of the Company in accordance with Article 3-09 of Regulation S-X. During 2007, the Company disposed of a significant portion of its interest in Wing On held and, following that disposition, Wing On was accounted for as trading securities.
Hangzhou Zhongce prepared its statutory financial statements in accordance with the accounting principles and the relevant financial regulations as established by the Ministry of Finance of the PRC; however, for the purposes of complying with Article 3-09 of Regulation S-X, Hangzhou Zhongce prepared separate financial statements in accordance with U.S. GAAP. Pursuant to Article 3-09 of Regulation S-X, Hangzhou Zhongce’s financial statements for the three years ended December 31, 2006, 2007 and 2008 accompany this report beginning on page F-1.
ITEM 18. FINANCIAL STATEMENTS
See the Index to Consolidated Financial Statements accompany this report beginning page F-1.

HANGZHOU ZHONGCE RUBBER CO., LTD.
Report of Independent Registered Public
Accounting Firm and Consolidated Financial Statements
for the years ended December 31, 2006, 2007 and 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
HANGZHOU ZHONGCE RUBBER CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Hangzhou Zhongce Rubber Co., Ltd.
We have audited the accompanying consolidated balance sheets of Hangzhou Zhongce Rubber Co., Ltd. (the “Company”) and its subsidiaries (collectively referred as the “Group”) as of December 31, 2007 and 2008, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of Renminbi amounts into United States Dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(n). Such United States Dollar amounts are presented solely for the convenience of the readers in the United States of America.
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
January 27, 2010

HANGZHOU ZHONGCE RUBBER CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts in thousands)

	Year ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Revenues:
- third parties	8,822,599	11,649,022	13,389,625	1,962,569
- related parties	116,106	137,305	56,326	8,256

Total	8,938,705	11,786,327	13,445,951	1,970,825
Cost of revenues	(8,190,449)	(10,431,737)	(12,190,132)	(1,786,754)

Gross profit	748,256	1,354,590	1,255,819	184,071
Selling, general and administrative expenses	(544,178)	(748,530)	(756,503)	(110,884)
Government subsidies	200	1,165	18,977	2,782
Other operating income (loss), net	628	(4,290)	(40,484)	(5,934)

Operating income	204,906	602,935	477,809	70,035
Non-operating income (expenses):
Interest income	4,584	6,593	4,785	701
Interest expenses	(130,400)	(159,431)	(252,383)	(36,993)
Other loss	(494)	(9,849)	(6,770)	(992)

Income before income taxes and minority interests	78,596	440,248	223,441	32,751
Income tax expenses (note 8)	(16,337)	(38,201)	(77,408)	(11,346)
Minority interests	(5,964)	(16,360)	(9,707)	(1,423)

Net income and comprehensive income	56,295	385,687	136,326	19,982

See accompanying notes to consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

	As of December 31,
	2007	2008	2008
	Rmb	Rmb	US$
ASSETS

Current assets:
Cash and cash equivalents	639,200	399,840	58,606
Restricted cash	17,410	98,364	14,418
Accounts receivable, net of allowances for doubtful receivables Rmb61,602 in 2007 and Rmb69,628 (US$10,206) in 2008	802,072	1,055,099	154,650
Notes receivables (note 3)	75,532	19,875	2,913
Other receivables	21,034	13,048	1,912
Inventories (note 4)	1,868,345	1,938,025	284,064
Prepaid expenses and other current assets	74,772	162,877	23,874
Due from related companies (note 11)	27,640	39,512	5,791
Deferred tax assets (note 8)	130,062	87,835	12,874

Total current assets	3,656,067	3,814,475	559,102

Prepayments for equipment	236,593	66,855	9,799
Property, plant and equipment, net (note 5)	3,142,126	4,124,429	604,533
Land use rights (note 5)	123,995	230,928	33,848
Deferred tax assets (note 8)	4,469	13,691	2,007
Due from related companies (note 11)	2,090	887	130
Other assets	1,218	2,201	323

Total assets	7,166,558	8,253,466	1,209,742

HANGZHOU ZHONGCE RUBBER CO., LTD.
CONSOLIDATED BALANCE SHEETS — continued
(Amounts in thousands)

	As of December 31,
	2007	2008	2008
	Rmb	Rmb	US$
LIABILITIES AND OWNERS’ EQUITY

Current liabilities:
Short-term bank loans (note 6)	2,151,768	2,812,012	412,167
Current portion of long-term bank loans (note 6)	470,645	438,000	64,199
Accounts payable	874,305	1,266,383	185,618
Advances from customers	232,282	168,199	24,654
Transportation expenses payable	92,293	75,489	11,065
Other payables	222,741	313,846	46,002
Government subsidies	196,603	247,352	36,255
Debenture payable (note 7)	360,000	—	—
Accrued liabilities	353,815	411,027	60,246
Due to related companies (note 11)	6,318	20,724	3,037
Income taxes payable (note 8)	56,370	10,862	1,592
Loan from a related company (note 11)	22,669	—	—

Total current liabilities	5,039,809	5,763,894	844,835
Long-term bank loans, net of current portion (note 6)	515,000	735,000	107,732
Due to a shareholder (note 11)	67	134	20
Deferred tax liabilities (note 8)	3,277	—	—

Total liabilities	5,558,153	6,499,028	952,587

Commitments and contingencies (note 9)

Minority interests	231,323	241,030	35,329

Shareholders’ equity:
Registered capital	613,603	613,603	89,938
Additional paid-in capital	20,266	20,266	2,970
Retained earnings	743,213	879,539	128,918

Total shareholders’ equity	1,377,082	1,513,408	221,826

Total liabilities and owners’ equity	7,166,558	8,253,466	1,209,742

See accompanying notes to consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands)

		Additional
	Registered	paid-in	Retained
	capital	capital	earnings	Total
	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2006	613,603	20,266	301,231	935,100
Net income	—	—	56,295	56,295

Balance at December 31, 2007	613,603	20,266	357,526	991,395
Net income	—	—	385,687	385,687

Balance at December 31, 2008	613,603	20,266	743,213	1,377,082
Net income	—	—	136,326	136,326

Balance at December 31, 2008	613,603	20,266	879,539	1,513,408

Balance at December 31, 2008 (in US$)	89,938	2,970	128,918	221,826

See accompanying notes to consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income	56,295	385,687	136,326	19,982
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Minority interests	5,964	16,360	9,707	1,423
Deferred income taxes	(19,683)	(61,175)	29,728	4,357
Loss (gain) on disposal of property, plant and equipment	(924)	4,871	(398)	(58)
Depreciation	271,045	343,627	443,016	64,935
Amortization	3,037	3,170	4,732	694
Allowance for doubtful accounts receivable	(3,326)	7,883	8,026	1,176
Changes in operating assets and liabilities:
Accounts and other receivables	(163,061)	72,363	(253,067)	(37,093)
Notes receivables	(39,012)	(24,742)	55,657	8,158
Inventories	(339,076)	(149,888)	(69,680)	(10,213)
Prepaid expenses and other current assets	(13,738)	(2,694)	(88,105)	(12,914)
Due from related companies	(502)	(17,960)	(11,872)	(1,740)
Other assets	(1,790)	(369)	(983)	(144)
Accounts payable and other payables	110,236	(29,715)	328,107	48,092
Government subsidies	(879)	2,498	33,283	4,878
Due to related companies	—	4,690	14,406	2,111
Accrued liabilities	91,358	99,453	57,212	8,386
Income taxes payable	(3,635)	30,785	(45,508)	(6,670)

Net cash (used in) provided by operating activities	(47,691)	684,844	650,587	95,360

HANGZHOU ZHONGCE RUBBER CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(Amounts in thousands)

	Year ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Cash flows from investing activities:
Purchase of property, plant and equipment	(449,111)	(937,190)	(1,355,899)	(198,739)
Purchase of land use rights	(66,134)	(454)	(111,665)	(16,367)
(Increase) decrease in prepayment paid for property, plant and equipment	(57,622)	(90,287)	169,738	24,879
Increase in government subsidies	50,450	—	17,466	2,560
(Increase) decrease in restricted bank deposits	(7,314)	58,745	(80,954)	(11,866)
Proceeds from disposal of property, plant and equipment	3,177	8,429	5,167	757
(Increase) decrease in due from related companies	—	(708)	1,203	176

Net cash used in investing activities	(526,554)	(961,465)	(1,354,944)	(198,600)

Cash flows from financing activities:
Proceeds from short-term bank loans	2,611,704	2,929,636	6,087,688	892,296
Repayment of short-term bank loans	(2,184,427)	(2,958,934)	(5,427,444)	(795,521)
Proceeds from long-term bank loans	260,000	427,645	659,699	96,694
Repayment of long-term bank loans	(97,000)	(139,000)	(472,344)	(69,233)
Proceed from issue of debenture	—	360,000	—	—
Repayment of debenture payable	—	—	(360,000)	(52,767)
Repayment of loans from a related company	(56,609)	(7,923)	(22,669)	(3,323)
Increase (decrease) in amount due to a shareholder	67	(67)	67	10

Net cash provided by financing activities	533,735	611,357	464,997	68,156

Net (decrease) increase in cash and cash equivalents	(40,510)	334,736	(239,360)	(35,084)
Cash and cash equivalents, beginning of the year	344,974	304,464	639,200	93,690

Cash and cash equivalents, end of the year	304,464	639,200	399,840	58,606

Supplemental disclosures of cash flow information:
Interest paid	128,827	187,935	249,192	36,525
Income tax paid	39,655	68,591	93,187	13,664

Non-cash investing activities:
Other payables for property, plant and equipment	—	88,816	74,189	10,878

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

In 2008, the Company incorporated a PRC subsidiary Zhongce Rubber Fu Yang Co., Ltd. (“Fu Yang”) and wholly owned 100% of Fu Yang. The principal activity of Fu Yang is in the manufacture and sale of rubber tires in the PRC.

The Company and all its consolidated subsidiaries are collectively referred to as the “Group”.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the special purpose of filing with the United States Securities and Exchange Commission (“SEC”) for complying with Article 3-09 of Regulation S-X of the Securities Act 1933 as the Company is a significant equity method investee of China Enterprises Limited, a company traded on the OTC (Over-the-Counter) Securities Market in the United States of America (the “US”).

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

The Company is the primary beneficiary of Hangzhou Sunrise because (i) the Company receives a majority of the expected residual returns of Hangzhou Sunrise by virtue of its 49.2% equity interest in Hangzhou Sunrise; and (ii) the Company has guaranteed more than majority portion of bank loans of Hangzhou Sunrise since fiscal 2000, and accordingly, the Company will absorb a majority of Hangzhou Sunrise’s expected losses disproportional to its expected return if Hangzhou Sunrise is unable to repay its bank loans as they fall due. The Company has consolidated Hangzhou Sunrise as its variable interest entity for the three years ended December 31, 2008.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
1.	ORGANIZATION AND BASIS OF PREPARATION — continued

These consolidated financial statements are prepared assuming that the Group will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. The Group has net current liabilities of Rmb1,949,419(US$285,733) as of December 31, 2008, with bank borrowings of Rmb3,250,012(US$476,366) which will be matured in 2009.

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

The Group has historically met cash needs from borrowings and operating cash flows. Subsequent to the balance sheet date, the Group has obtained new bank borrowings of Rmb400,000 repayable substantially by 2011.

The directors of the Company are of the opinion that taking into account the presently available banking facilities and cash inflow from its operation, the Group has sufficient working capital to meet its debts when they fall due in the foreseeable future.

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

Bank deposits pledged as security for bank guarantees and bank drafts, and those bank balances for staff quarter repair and maintenance as required by PRC municipal government amounted to Rmb17,410 and Rmb98,364 (US$14,418) as of December 31, 2007, and 2008, respectively.

(d)	Inventories

Inventories are stated at the lower of cost, on an average cost basis, or market value. Costs of work-in-progress and finished goods comprise direct materials, direct labor and an attributable proportion of production overheads. The Group writes down the cost of excess and slow moving inventories to the estimated market value based on forecast demand. Slow moving inventories amounted to Rmb4,290 and Rmb14,840 (US$2,175) were written down for the year ended December 31, 2007 and 2008, respectively.

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

Construction-in-progress represents factory and office buildings under construction and plant and machinery pending installation. Interest capitalized was Rmb15,133, Rmb28,504 and Rmb34,604 (US$5,072) for the years ended December 31, 2006, 2007 and 2008, respectively. Assets under construction are not depreciated until construction completed and the assets are ready for their intended use.

(f)	Land Use Rights

Land use rights represent prepaid rent for land under operating lease arrangements. Land use rights are amortized and recognized as rent expense over 50 years.

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

The Group presents revenues net of sales taxes incurred, which amounted to Rmb58,065, Rmb58,413 and Rmb53,079 (US$7,780) for the years ended December 31, 2006, 2007 and 2008, respectively.

(i)	Shipping and Handling Fees and Costs

Costs for transportation of products to customers is recorded as selling, general and administrative expenses, and amounted to Rmb198,870, Rmb268,668 and Rmb288,010 (US$42,215) for the years ended December 31, 2006, 2007 and 2008, respectively.

(j)	Advertising Expenses

Advertising expenses were Rmb3,204, Rmb3,705 and Rmb3,013 (US$442) for the years ended December 31, 2006, 2007 and 2008, respectively.

(k)	Government Subsidies

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

Effective January 1, 2007, the Company adopted the FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There is no material impact of FIN 48 on the Company’s consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(n)	Foreign Currencies

The functional currency of the Company and its subsidiaries is Renminbi (“Rmb”). Foreign currency transactions are translated into the functional currencies of the Company and its subsidiaries at the applicable exchange rates quoted by the People’s Bank of China (the “exchange rates”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statement of operations. The Group had foreign exchange loss of Rmb6,257, Rmb28,257 and Rmb10,024 (US$1,469) in 2006, 2007 and 2008, respectively.

The translation of Rmb amounts into United States dollar (US$) amounts as of and for the year December 31, 2008 are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb6.8225, the noon buying rates from Federal Reserve Bank of New York on December 31, 2008. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that or at any other rate.

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

(p)	Fair Value of Financial Instruments

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

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(q)	Concentration of Credit Risk

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

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(r)	Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combination” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and non controlling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS No. 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS 141R. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

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

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(r)	Recently Issued Accounting Pronouncements — continued

In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-2, “Effective Date of FASB Statement No. 157”, which defers the effective date of SFAS No. 157 for all non-recurring fair value measurements of non-financial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Group is currently evaluating the impact of adoption of FSP SFAS No. 157-2, for non-recurring fair value measurements of non-financial assets and liabilities.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are prepared in conformance with US GAAP. SFAS No. 162 replaces the US GAAP hierarchy specified in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69 “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles” and was effective on November 15, 2008. The adoption of SFAS No. 162 did not have a material impact on the Company’s current financial position, results of operations or cash flow.

In October 2008, the FASB issued FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS No. 157-3”). FSP SFAS No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides guidance on the key considerations in determining the fair value of a financial instrument when the market for these instruments is not active. The clarifying guidance provided in FSP SFAS No. 157-3 did not result in a change to Group’s financial position, results of operations and cash flows.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6: Equity Method Investment Accounting Considerations (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of Statements 141(R) and 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Group does not expect the adoption of EITF 08-6 to have a material impact on the Group’s consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(r)	Recently Issued Accounting Pronouncements — continued

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

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 will be effective for interim or annual period ending after June 15, 2009 and will be applied prospectively. The Company is evaluating the impact, if any, of the adoption of SFAS 165. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 eliminates Interpretation No. 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation No. 46(R)’s provisions. SFAS No. 167 will be effective for annual reporting period that begins after November 15, 2009. The Company is evaluating the impact, if any, of the adoption of SFAS No.167. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(r)	Recently Issued Accounting Pronouncements — continued

In June 2009, the FASB issued SFAS No.168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”. Accounting Standards CodificationTM (Codification) will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

3.	NOTES RECEIVABLES

Notes receivables represent bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group.

4.	INVENTORIES
Inventories by major categories are summarized as follows:

	2007	2008	2008
	Rmb	Rmb	US$
Raw materials	791,317	518,364	75,979
Work-in-progress	125,834	63,212	9,265
Finished goods	951,194	1,356,449	198,820

	1,868,345	1,938,025	284,064

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
5.	PROPERTY, PLANT AND EQUIPMENT, NET AND LAND USE RIGHTS

	2007	2008	2008
	Rmb	Rmb	US$

Property, plant and equipment, net consists of the following:
At cost:
Buildings	617,830	733,846	107,562
Leasehold improvement	—	1,350	198
Machinery and equipment	3,272,628	4,185,440	613,476
Motor vehicles	34,800	37,360	5,476
Furniture, fixtures and office equipment	207,477	374,041	54,825

Total	4,132,735	5,332,037	781,537
Less: Accumulated depreciation	(1,545,774)	(1,969,263)	(288,643)
Construction-in-progress	555,165	761,655	111,639

Total	3,142,126	4,124,429	604,533

Depreciation expenses of property, plant and equipment were Rmb271,045, Rmb343,627 and Rmb443,016 (US$64,935) and amortization expenses of land use rights were Rmb3,037, Rmb3,170 and Rmb4,732 (US$694) for the years ended December 31, 2006, 2007 and 2008, respectively.

As of December 31, 2007 and 2008, the Group had not obtained land use right certificates on certain of their land use rights with a carrying amount of Rmb2,671 and Rmb2,613 (US$383), respectively. As of December 31, 2007 and 2008, Hangzhou Sunrise and Fu Yang have pledged certain land use rights, buildings and plant and machinery having an aggregate carrying amount of Rmb56,658 and Rmb250,863(US$36,770), respectively to secure bank loans to the Group.

6.	BANK LOANS

As of December 31, 2007 and 2008, long-term bank loans of RmbNil and Rmb70,000 (US$10,260) were secured by land use right, respectively. Also, long-term bank loans of RmbNil and Rmb250,000 (US$36,643) were guaranteed by a third party as of December 31, 2007 and 2008 respectively. Long-term bank loans carried annual average interest rate of 6.6% in 2007 and 6.5% in 2008.

The outstanding balances of long-term bank loans as of December 31, 2008 were repayable as follows:

	Rmb	US$
2009	438,000	64,199
2010	605,000	88,677
2011	69,700	10,216
2012	40,300	5,907
2013	20,000	2,932

	1,173,000	171,931

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
6.	BANK LOANS — continued
As of December 31, 2007 and 2008, short-term bank loans are repayable on demand or within twelve months from the balance sheet dates.

As of December 31, 2007 and 2008, Rmb650,000 and Rmb604,000 (US$88,531) of the short-term bank loans were guaranteed by third parties. Also, short-term bank loans of Rmb26,000 and Rmb92,000 (US$13,485) were secured by land use right, building and plant and machinery of the Group as of December 31, 2007 and 2008 respectively. The short-term bank loans carried annual average interest rate of 6.2% in 2007 and 6.7% in 2008.

As of December 31, 2007 and 2008, Rmb1,553,098 and Rmb857,000 (US$125,614) of the bank loans of the Company were guaranteed by Hangzhou Sunrise.
7.	DEBENTURE PAYABLE

On March 6, 2006, the Board of Directors has approved the issuance of debenture loan for a maximum amount of Rmb360,000. The issuance of debenture by the Group was completed on January 29, 2007. The total issued amount was Rmb360,000 and the maturity date was the 365- day from the date of issuance. The issuance of debenture was to meet the short-term cash flow requirements of the Group. The Group had fully repaid the debenture loan on January 29, 2008.

8.	INCOME TAXES
Income taxes consists of:

	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
PRC Enterprise Income Tax (“EIT”) Current	36,020	99,376	47,680	6,989
Deferred taxation expenses (benefit)
- Current	(19,683)	(19,510)	(22,279)	(3,266)
- Change in tax rate	—	(41,665)	52,007	7,623

	16,337	38,201	77,408	11,346

Before the new enterprise income tax (“EIT”) law in the PRC (the “New EIT Law”) and its implementation regulations became effective on January 1, 2008, the Company and its subsidiaries were subject to the PRC Enterprises Income Tax (“EIT”) rate 16.5% and 33% respectively as of December 31, 2006 and 2007.

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

Pursuant to preferential tax policies for operating technologically advanced business, the Company was subject to a reduced EIT of 15% from 2008 to 2010. The impact on the deferred taxes resulting from change in enacted tax is an adjustment to the net deferred tax assets of Rmb52,007, representing decrease in net deferred tax assets and an increase in deferred tax expenses.

The Company adopted the provisions of FIN 48 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in financial statements. The Company has no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2008, there is no interest and penalties related to uncertain tax positions. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The tax positions for the years 2006 to 2008 may be subject to examination by the PRC tax authorities.

The reconciliation of the effective income tax rate based on profit before income taxes and minority interests stated in the consolidated statements of operations to the statutory income tax rates in the PRC is as follows:

	2006	2007	2008
Tax provision at PRC enterprise income tax rates	33%	33%	25%
Effect of Company’s lower income tax rate	(12%)	(15%)	(10%)
Effect of change in tax rate	—	(9%)	23%
Others	—	—	(3%)

Effective tax rate	21%	9%	35%

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
8.	INCOME TAXES — continued
The tax impact of temporary differences give rise to the following deferred tax assets and liabilities are as follows:

	2007	2008	2008
	Rmb	Rmb	US$

Deferred tax assets:
Allowance for doubtful receivables	15,275	10,431	1,529
Warranty expenses	38,775	21,750	3,188
Accrued liabilities	72,938	50,317	7,375
Depreciation	4,469	13,241	1,941
Others	3,074	5,787	848

Total deferred tax assets	134,531	101,526	14,881

Deferred tax liability:
Depreciation	(3,277)	—	—

Total deferred tax assets	131,254	101,526	14,881

Net deferred tax asset is classified as follows:

	2007	2008	2008
	Rmb	Rmb	US$
Current
Deferred tax assets	130,062	87,835	12,874
Non-current
Deferred tax assets	4,469	13,691	2,007
Deferred tax liability	(3,277)	—	—

Total deferred tax assets	131,254	101,526	14,881

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
9.	COMMITMENTS AND CONTINGENCIES

In the year ended December 31, 2008, there was a product liability against the Company which has been settled subsequent to the year-end. Accordingly, the compensation settlement of RMB 47,758 has been accrued as of the balance sheet date and included under accrued liabilities. In respect to the above settlements, insurance claims amounting to Rmb35,914 (US$5,264) was agreed with insurance companies.

As of December 31, 2007 and 2008, the Group had outstanding capital commitments for construction of factory premises and purchase of equipment amounting to approximately Rmb697,276 and Rmb250,072 (US$36,654), respectively.

The Group leases certain of its warehouses under non-cancelable operating leases. Rental expense was Rmb25,920, Rmb40,169 and Rmb43,075 (US$6,314) for the years ended December 31, 2006, 2007 and 2008, respectively.

Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2008 is:

	Rmb	US$
2009	10,801	1,583
2010	4,273	626

Total minimum lease payments	15,074	2,209

The Group also records an estimate of the product warranty obligation at the time of sale based on the Group’s historical experience. Changes in product warranty provision are as follows:

	2007	2008	2008
	Rmb	Rmb	US$
Balance at beginning of year	61,300	155,102	22,734
Warranties paid	(460,474)	(524,118)	(76,822)
Warranty provision	554,276	514,016	75,341

Balance at end of year	155,102	145,000	21,253

In addition, the Group provided guarantees to third parties as of December 31, 2008. These guarantees are full and unconditional and would require the Group to make scheduled payments immediately if the third parties failed to do so. As of December 31, 2007 and 2008, the maximum potential future payments of the bank guarantees to be Rmb650,000 and Rmb203,000 (US$29,754). The Group estimated that the fair value of the obligations assumed under guarantees as of December 31, 2007 and 2008 to be Rmb4,465 (US$654) and recognized a liability for such amount in the financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
9.	COMMITMENTS AND CONTINGENCIES — continued

In addition, the Company and its subsidiary are parties to a variety of contractual agreements under which the Group may be obligated to indemnify the other party for certain matters. These contracts primarily relate to the operating leases, financial agreements and various other agreements. Under these contracts the Group may provide certain routine indemnifications relating to representations and warranties (e.g., ownership of assets, environmental or tax indemnifications) or personal injury matters. Historically, the Group has not made any payment for these indemnifications and believes that if the Group were to incur a loss in any of these matters, the loss would not have a material effect on its financial condition or results of operations.

In 2008, the Company became a defendant in an anti-dumping investigation in India. As at the date of the report, the investigation was completed but no specific charges have been made against the Company. Pending the imposition of charges, the amount of the loss, if any, cannot be reasonably estimated.

10.	DISTRIBUTION OF PROFIT
(a)	Dividends
The Group can declare dividends based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under US GAAP. The Group had an aggregate retained earnings on a consolidation basis of Rmb646,957 and Rmb861,870 (US$126,328) as of December 31, 2007 and 2008, as reported in their statutory financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
10.	DISTRIBUTION OF PROFIT — continued
(b)	Profit appropriation
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
Included in the retained earnings of the Group as of December 31, 2006, 2007 and 2008, was non-distributable amounts of Rmb1,288, Rmb1,288 and Rmb1,288 (US$188).

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
11.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS
(a)	Due from (to) Related Companies
Amounts due from (to) related parties are as follows:

	Note	2007	2008	2008
		Rmb	Rmb	US$
Due from related companies:
- Current	(1)	27,640	39,512	5,791

- Non-current	(2)	2,090	887	130

Due to related companies:
- Current	(3)	6,318	20,724	3,037

(1)	The related companies were the subsidiaries owned by shareholders of the Company. The balances were unsecured, non-interest bearing and repayable on demand.

(2)	The related companies were shareholder of the Company and a joint venture partner of Hangzhou Sunrise. The balances were unsecured, non-interest bearing and repayable after one year.

(3)	The related companies were a shareholder of the Company and subsidiaries owned by shareholders the Company. The balances were unsecured, non-interest bearing and repayable on demand.
(b)	Loan from related companies
The loans from a shareholder of the Company were unsecured, non-interest bearing and repayable on demand.
(c)	Amount due to a shareholder

	2007	2008	2008
	Rmb	Rmb	US$

Amount due to a shareholder	67	134	20

The amount due to a shareholder was unsecured, non-interest bearing and repayable on demand.

HANGZHOU ZHONGCE RUBBER CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands unless otherwise stated)
11.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS — continued
(d)	Transaction with Related Companies
The Group paid sub-contracting charges to a shareholder of the Company of approximately Rmb25,476, Rmb33,716 and Rmb38,819 (US$5,690) for tire processing for the years ended December 31, 2006, 2007 and 2008, respectively.
The Group recorded purchases from subsidiaries owned by shareholders of the Company of approximately Rmb42,884, Rmb97,082 and Rmb66,740 (US$9,782) for the years ended December 31, 2006, 2007 and 2008, respectively.
The Group recorded sales to a shareholder of the Company of approximately Rmb415, Rmb367 and Rmb673 (US$99) for the years ended December 31, 2006, 2007 and 2008, respectively.
The Group recorded sales to subsidiaries owned by shareholders of the Company of approximately Rmb115,691, Rmb136,938 and Rmb55,653 (US$8,157) for the years ended December 31, 2006, 2007 and 2008, respectively.
The Group recorded repair income from shareholders of the Company of approximately RmbNil, RmbNil and Rmb86,413 (US$12,666) for the years ended December 31, 2006, 2007 and 2008, respectively.
The Group recorded sales of scrap to subsidiary owned by shareholder of the Company of approximately RmbNil, RmbNil and Rmb10,652 (US$1,561) for the years ended December 31, 2006, 2007 and 2008, respectively.
The Company recorded sales of property, plant and equipment to a shareholder of the Company of approximately Rmb428, RmbNil and RmbNil (US$Nil) that have been reflected in the Group’s consolidated financial statements for the years ended December 31, 2006, 2007 and 2008, respectively.
12.	STAFF RETIREMENT PLANS

All of the Chinese employees of the Group are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The Group is only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 14% to 20% of basic monthly salaries for the years ended December 31, 2006, 2007 and 2008. The expenses reported in the consolidated statements of operations and comprehensive income related to these arrangements were Rmb64,006, Rmb77,881 and Rmb77,968 (US$11,428) for the years ended December 31, 2006, 2007 and 2008, respectively.

***********

CHINA ENTERPRISES LIMITED
Report of Independent Registered Public Accounting Firm
and Consolidated Financial Statements
For the years ended December 31, 2006, 2007 and 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CHINA ENTERPRISES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of China Enterprises Limited
We have audited the accompanying consolidated balance sheets of China Enterprises Limited (the “Company”) and subsidiaries (collectively referred as the “Group”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive losses, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in note 2(i). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
Deloitte Touche Tohmatsu
Hong Kong
January 27, 2010 (March 2, 2010 as to note 18(c))

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$

General and administrative expenses	(16,754)	(6,208)	(5,770)	(846)
Gain on disposal of subsidiaries (note 4)	—	19,325	—	—

Non-operating income (expenses):
Interest income	12,286	9,536	4,865	713
Interest expense	—	(104)	(3,834)	(562)
Other income	551	—	—	—
Investment income	—	—	1,228	180
Compensation income (note 8)	—	—	17,000	2,492
Net realised loss recognized on trading securities	—	(90,891)	(2,568)	(376)
Unrealized loss on trading securities still held at the balance sheet date	—	(12,158)	(56,673)	(8,307)
Change in fair value of conversion option (note 7)	(19,459)	19,248	(4,244)	(622)
Loss on disposal of interest in an equity method affiliate	—	(68,991)	—	—
Impairment loss recognized on available-for-sale securities	—	—	(69,524)	(10,190)
Exchange gain	—	—	3,105	455

Loss before income tax and equity in earnings at equity method affiliates	(23,376)	(130,243)	(116,415)	(17,063)
Income tax expense (note 10)	(1,164)	(19,324)	9,529	1,397
Equity in earnings of equity method affiliates	3,314	121,389	35,445	5,195

Net loss	(21,226)	(28,178)	(71,441)	(10,471)

Basic loss per common share	(2.35)	(3.12)	(7.92)	(1.16)

Number of common shares used in the calculation of basic loss per common share	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2007	2008	2008
	Rmb	Rmb	US$
ASSETS

Current assets:
Cash and cash equivalents	521	120	17
Notes receivable (note 5)	20,153	20,523	3,008
Prepaid expenses and other current assets	3,834	169	25
Due from related parties (note 15)	67,436	54,039	7,921
Trading securities	12,393	51,078	7,487

Total current assets	104,337	125,929	18,458

Investments in and advances to equity method affiliates (less allowance of Rmb7,601 in 2007 and 2008) (note 6)	357,905	393,350	57,655
Convertible note receivable (note 7)	54,828	49,668	7,280
Deposit paid for acquisition of available-for-sale investment (note 9)	—	75,000	10,993
Deposit paid for acquisition of properties (note 8)	58,000	—	—
Available-for-sale securities	—	33,992	4,982
Other assets	6	6	1

Total assets	575,076	677,945	99,369

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Due to related parties (note 15)	4,006	124,895	18,307
Amounts due to securities brokers	—	41,239	6,045
Other payable	90	16,763	2,457
Accrued liabilities	5,331	5,663	830
Other taxes payable	2,753	2,753	403
Income taxes payable (note 10)	5,247	24,282	3,559

Total current liabilities	17,427	215,595	31,601

Deferred tax liability (note 10)	19,324	3,545	519

Total liabilities	36,751	219,140	32,120

Commitments and contingencies (note 13)

Shareholders’ equity:
Common stock — par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding at December 31, 2007 and December 31, 2008) (note 11)	770	770	113
Additional paid-in capital	1,000,958	1,000,958	146,714
Accumulated other comprehensive losses	(7,288)	(15,367)	(2,252)
Accumulated deficit	(456,115)	(527,556)	(77,326)

Total shareholders’ equity	538,325	458,805	67,249

Total liabilities and shareholders’ equity	575,076	677,945	99,369

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE LOSSES
(Amounts in thousands, except number of shares)

						Accumulated
						other
						compre-
	Supervoting		Supervoting		Additional	hensive
	common	Common	common	Common	paid-in	(losses)	Accumulated		Comprehensive
	stock	stock	stock	stock	capital	income	deficit	Total	losses
			Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2006	3,000,000	6,017,310	244	526	1,065,319	3,220	(406,711)	662,598

Net loss	—	—	—	—	—	—	(21,226)	(21,226)	(21,226)
Transfer from supervoting common stock to common stock	(3,000,000)	3,000,000	(244)	244	—	—	—	—	—
Recognition of equity-settled share based payments of an equity method affiliate	—	—	—	—	2,455	—	—	2,455	—
Dilution of interest in an equity method affiliate	—	—	—	—	(41,537)	—	—	(41,537)	—
Foreign currency translation adjustment	—	—	—	—	—	(2,993)	—	(2,993)	(2,993)

Balance at December 31, 2006	—	9,017,310	—	770	1,026,237	227	(427,937)	599,297	(24,219)

Net loss	—	—	—	—	—	—	(28,178)	(28,178)	(28,178)
Recognition of equity-settled share based payments of an equity method affiliate	—	—	—	—	558	—	—	558	—
Dilution of interest in an equity method affiliate	—	—	—	—	(25,837)	—	—	(25,837)	—
Release upon disposal of interest in an equity method affiliate	—	—	—	—	—	(2,924)	—	(2,924)	(2,924)
Foreign currency translation adjustment	—	—	—	—	—	(4,591)	—	(4,591)	(4,591)

Balance at December 31, 2007	—	9,017,310	—	770	1,000,958	(7,288)	(456,115)	538,325	(35,693)

Net loss	—	—	—	—	—	—	(71,441)	(71,441)	(71,441)
Foreign currency translation adjustment	—	—	—	—	—	(8,079)	—	(8,079)	(8,079)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(69,524)	—	(69,524)	(69,524)
Impairment loss on available-for-sale securities	—	—	—	—	—	69,524	—	69,524	69,524

Balance at December 31, 2008	—	9,017,310	—	770	1,000,958	(15,367)	(527,556)	458,805	(79,520)

Balance at December 31, 2008 (in US$)			—	113	146,714	(2,252)	(77,326)	67,249	(11,656)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net loss	(21,226)	(28,178)	(71,441)	(10,471)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of conversion option	19,459	(19,248)	4,244	622
Impairment loss on available-for-sale securities	—	—	69,524	10,190
Equity in earnings of equity method affiliates	(3,314)	(121,389)	(35,445)	(5,195)
Dividend received from associate	1,868	1,766	—	—
Compensation income from disclaiming rights in deposit paid for acquisition of properties	—	—	(17,000)	(2,492)
Loss on disposal of interest in an equity method affiliate	—	68,991	—	—
Gain on disposal of subsidiaries	—	(19,325)	—	—
Depreciation and amortization	62	57	—	—
Amortization of discount on subscription of convertible note receivable	(8,894)	(9,358)	(3,180)	(466)
Interest income from convertible note	—	5,908	1,124	165
Interest income from notes receivable and related party receivable	—	—	(1,684)	(247)
Write-off of other current assets	—	—	467	68
Deferred tax	—	19,324	(15,779)	(2,313)
Changes in operating assets and liabilities:
Other receivables	3,832	—	—	—
Prepaid expenses and other current assets	49	(3,072)	47	7
Accounts and other payables	(3,041)	—	—	—
Accrued liabilities	1,886	2,010	2,086	306
Income taxes payable	1,164	—	—	—

Net cash used in operating activities	(8,155)	(102,514)	(67,037)	(9,826)

Cash flows from investing activities:
Decrease in notes receivable	4,164	—	—
Purchase of available-for-sale securities	—	—	(53,232)	(7,802)
Investments in and advances to equity method affiliates, net	(2,227)	(10,137)	—	—
Proceeds from disposals of interest in an equity method affiliate	—	137,603	—	—
Disposal of subsidiaries	—	(12,431)	—	—
Decrease (increase) in due from related parties	491	(135,021)	20,456	2,998
Decrease in trading securities	—	229,144	28,349	4,155

Net cash provided by (used in) investing activities	2,428	209,158	(4,427)	(649)

CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(Amounts in thousands)

	Year ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$
Cash flows provided by (used in) financing activities:
Change in due to related parties	(1,821)	(112,778)	71,061	10,416

Effect of exchange rate change	—	(465)	2	—

Net decrease in cash and cash equivalents	(7,548)	(6,599)	(401)	(59)
Cash and cash equivalents, beginning of year	14,668	7,120	521	76

Cash and cash equivalents, end of year	7,120	521	120	17

Supplemental schedule of cash flow information:

Interest paid	—	(104)	(3,834)	(562)

Non-cash investing and financing activities:
Conversion of convertible note receivable, and the related transfer from derivative instruments, to equity interest in an affiliate (see note 7)	—	157,974	—	—
Conversion of convertible note receivable, and the related transfer from derivative instruments, to trading securities (see note 7)	—	82,417	—	—
Transfer of retained interest in an equity method affiliate to trading securities upon its disposal	—	159,155	—	—
Assignment of receivable through current accounts of related parties and note receivable	—	20,153	15,846	2,323
Subscription of convertible note receivable issued by an equity method affiliate partially offset against an advance receivable from the affiliate	104,071	—	—	—
Liability to parent company for payment of subscription of convertible note receivable issued by an equity method affiliate	205,049	—	—	—
Compensation income received and deposit paid on behalf by a former subsidiary	—	—	75,000	10,993
Payables for acquisition of a subsidiary	—	—	34,417	5,045

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

The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which mainly consist of Million Good Limited (“Million Good”, incorporated in the British Virgin Islands, “BVI”), Wealth Faith Limited (“Wealth Faith”, incorporated in the BVI), Cosmos Regent Limited (“Cosmos Regent”, incorporated in the BVI), Cyber Generation Limited (“Cyber Generation”, incorporated in the BVI) and Whole Good Limited (“Whole Good”, incorporated in the BVI). The Company and all of its subsidiaries are collectively referred to as the “Group”.

As of December 31, 2007 and 2008, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

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

The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries.

All intercompany balances and transactions have been eliminated on consolidation.

(c)	Reclassifications

We have reclassified Rmb229,144 (US$33,587) of cash provided by operating activities to cash provided by investing activities related to trading securities for fiscal 2007 in our Consolidated Statements of Cash Flows. This reclassification had no effect on the net decrease in cash and equivalents or on net earnings, as previously reported.

(d)	Equity Method Investments in Affiliates

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
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(f)	Trading Securities

Trading securities refer to equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Company’s investments in trading securities is based on the quoted market price on the last business day of the fiscal year.

(g)	Available-for-sale Securities

Available-for-sale securities consist of quoted equity securities that are not designated as trading securities. It is held at fair value with unrealized gains and losses reported in accumulated other comprehensive loss. Any unrealized losses that are deemed other-than-temporary are included in current period earnings and removed from accumulated other comprehensive loss.

Realized gains and losses on investment securities are included in current period earnings. For purposes of computing realized gains and losses, the cost basis of each investment sold is generally based on the average cost method.

The Company regularly evaluates each available-for-sale securities whether the decline in fair value is other-than-temporary and objective evidence of impairment could include:
•	The severity and duration of the fair value decline;

•	Deterioration in the financial condition of the issuer; and

•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.

During the year ended December 31, 2008, Rmb69,524 (US$10,190) of losses previously classified in other comprehensive losses were reclassified into earnings to recognize an other-than-temporary decline in fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(h)	Income Taxes

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

(i)	Foreign Currencies

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

Assets and liabilities of the Company and its subsidiaries domiciled in Hong Kong have been translated at the rates of exchange ruling at the balance sheet and all income and expense items are translated at the average rates of exchange over the year. Exchange difference resulting from the translation have been recorded as a component of comprehensive losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(i)	Foreign Currencies — continued

The translation of Renminbi amounts into US$ amounts as of and for the year December 31, 2008 are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb6.8225, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2008. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

(j)	Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the year. The company does not have dilutive potential common shares during fiscal 2006, 2007 and 2008. No diluted loss per share was presented for 2006, 2007 and 2008, as the conversion of the outstanding convertible notes issued by Wing On Travel (Holdings) Limited (a company incorporated in Bermuda, hereafter together with its subsidiaries collectively referred as “Wing On”) is antidilutive.

(k)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, impairment of available-for-sale securities, valuation of derivative instruments and valuation allowances for deferred tax assets.

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
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(m)	Comprehensive Losses

Comprehensive losses represents changes in equity resulting from transactions and other events and circumstances from nonowner sources. Comprehensive losses consist of net loss and the foreign exchange differences arising from translation to reporting currency.

(n)	Recently Issued Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (Revised 2007), “Business Combination” (“SFAS No. 141R”). SFAS No. 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS No. 141R requires an acquirer to recognize any assets and non controlling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS No. 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS No. 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS No. 141. Under SFAS No. 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS No. 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS No. 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(n)	Recently Issued Accounting Pronouncements — continued

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS No. 160”). This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS No. 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non controlling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS No. 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS No. 157-2”), which defers the effective date of SFAS No. 157, “Fair Value Measurements” for all non-recurring fair value measurements of non-financial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Group is currently evaluating the impact of adoption of FSP SFAS No. 157-2, for non-recurring fair value measurements of non-financial assets and liabilities.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). This statement establishes enhanced disclosures about the entity’s derivative and hedging activities. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Adoption of SFAS No. 161 will result in enhanced disclosure regarding the Company’s derivatives. The Company is evaluating the impact, if any, of the adoption of SFAS No. 161.

In April 2008, the FASB issued FSP SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP SFAS No. 142-3”). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Company is evaluating the impact, if any, of the adoption of FSP SFAS No. 142-3. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(n)	Recently Issued Accounting Pronouncements — continued

In October 2008, the FASB issued FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS No. 157-3”). FSP SFAS No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides guidance on the key considerations in determining the fair value of a financial instrument when the market for these instruments is not active. The clarifying guidance provided in FSP SFAS No. 157-3 did not result in a change to Group’s financial position, results of operations and cash flows.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue 08-6: “Equity Method Investment Accounting Considerations” (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of Statements 141(R) and 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Group does not expect the adoption of EITF 08-6 to have a material impact on the Group’s consolidated financial statements.

In November 2008, the FASB ratifies the consensus reached by the Task Force in EITF Issue 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of EITF 08-7. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). SFAS No. 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 will be effective for interim or annual period ending after June 15, 2009 and will be applied prospectively. The Company is evaluating the impact, if any, of the adoption of SFAS No. 165. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(n)	Recently Issued Accounting Pronouncements — continued

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 eliminates Interpretation No. 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation No. 46(R)’s provisions. SFAS No. 167 will be effective for annual reporting period that begins after November 15, 2009. The Company is evaluating the impact, if any, of the adoption of SFAS No. 167. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (“SFAS No.168”). SFAS No.168 will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
3.	ACQUISITION

In April 2008, China Enterprises Limited acquired 100% equity interest in Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited, companies engaged in securities investment, from HHL group. Pursuant to the terms of the acquisition agreements, total consideration was Rmb34,417 (US$5,045), and the amount was settled through current account with HHL. The primary assets acquired were the securities held and the acquisition has been accounted for an acquisition of assets.

The following summarizes the estimated fair value of assets acquired and liabilities assumed on the date of acquisition:

	Rmb	US$

Assets acquired:
Accounts and other receivable	63	9
Amount due from related parties	23,518	3,447
Available-for-sale securities	51,102	7,490
Trading securities	68,645	10,062

Total	143,328	21,008

Liabilities assumed:
Amount due to related parties	32,498	4,763
Accounts and other payable	57,042	8,361
Tax payable	19,371	2,839

Total	108,911	15,963

Net assets acquired	34,417	5,045

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
4.	GAIN ON DISPOSAL OF SUBSIDIARIES

In December 2007, the Company disposed of its entire equity interest in Manwide Holdings Limited (“Manwide”) and (expressed in English as Rosedale Luxury Hotel & Suites Limited, “Rosedale”). The combined net liabilities of Manwide and Rosedale at the date of disposal were as follows:

	Rmb	US$

Net liabilities disposed of:
Plant and equipment, net	186	27
Due from a related party	47,763	7,000
Cash and cash equivalents	12,431	1,822
Due to related parties	(79,229)	(11,613)
Accrued liabilities	(2)	—

	(18,851)	(2,764)
Gain on disposal	19,325	2,833

Total consideration	474	69

Satisfied by:
Consideration receivable	474	69

Cash and cash equivalents disposed of	(12,431)	(1,822)

5.	NOTES RECEIVABLE
The notes, carrying interest at commercial rates, was unsecured and receivable from an unrelated party.
6.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES

	2007	2008	2008
	Rmb	Rmb	US$

Investments in equity method affiliates	357,771	393,216	57,635
Advances to equity method affiliates	7,735	7,735	1,134

Total	365,506	400,951	58,769
Less: Allowance for advances to equity method affiliate	(7,601)	(7,601)	(1,114)

	357,905	393,350	57,655

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
6.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES — continued

Equity ownership percentages for these affiliates are presented below:

	Place of
	incorporation/
Affiliate	registration	2007	2008

X One Holdings Limited (“X One”)	Hong Kong	33.33%	33.33%
HZ	PRC	26%	26%
Hangzhou:

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

In June 2007, the Company converted a total of HK$158,000 (equivalent to approximately Rmb148,916) Convertible Notes (see note 7 for details) of Wing On into ordinary shares of HK$0.10 each of Wing On at conversion price of HK$0.79 per share and purchased a total of 15,000,000 ordinary shares of Wing On for cash consideration of approximately Rmb10,137, resulting in excess over cost of approximately Rmb106,356 which was allocated to property, plant and equipment that are subject to depreciation and amortization. As a result of capital raising activities of Wing On, there was a net dilution of the percentage of Company’s equity ownership in Wing On and the loss totaling Rmb25,837 was recognized as a decrease in additional paid-in capital during the fiscal year 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
6.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES — continued

Wing On: — continued

The Company also disposed 200,000,000 shares of Wing On with total proceeds of Rmb137,603 and resulting in a loss on disposal of Rmb68,991. Subsequent to these significant transactions, the interest of Wing On held by the Company was decreased from approximately 20.36% to 12.77% as at June 30, 2007, and was accounted for as trading securities of the Company thereafter.

As of December 31, 2007 and 2008, advance to an affiliate was Rmb7,735 (US$1,134) which were interest free and the Group will not demand repayment within one year from the respective balance sheet dates and the amount is therefore considered as non-current.

7.	CONVERTIBLE NOTE RECEIVABLE

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

The initial conversion price of the Convertible Notes is HK$0.79 per share, subject to anti-dilutive adjustments. In July 2008, the conversion price was reduced from HK$0.79 per share to HK$0.339 per share as a result of right issue of Wing On. Unless previously converted or lapsed or redeemed by Wing On, Wing On will redeem the Notes on the fifth anniversary from the date of issue of the Notes (the “Maturity Date”) at the redemption amount which is 110% of the principal amount of the Notes outstanding.

The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Convertible Notes up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000) of the principal amount of the Convertible Notes into shares of Wing On at the then prevailing conversion price. Had the Convertible Notes been converted into new shares of Wing On in full as of December 31, 2007 and 2008, the equity ownership percentage on Wing On held by the Company would increase from 1.23% to 3.88% and 12.83% to 12.32%.

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
7.	CONVERTIBLE NOTE RECEIVABLE — continued

The subscription of the Convertible Notes by the Company was completed on June 8, 2006 which was paid by its intermediate holding company, GDI, on behalf of the Company of Rmb205,049, with the remainder of Rmb104,071 being offset by an advance previously made to Wing On.

The Company exercised certain of its conversion rights in principal amount of Rmb148,916 (see note 6 and Rmb74,458 in June 2007 and July 2007 respectively, under the terms of the Convertible Notes.

In accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended, the conversion option element of the Convertible Notes represents an embedded derivative instrument which must be accounted for separately from the Convertible Notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The debt element of the Convertible Notes was also measured at fair value initially and subsequently at amortized cost with effective interest rate of 6.5%. The fair value of this conversion options were estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2006, 2007 and 2008, was loss of Rmb19,459, gain of Rmb19,248 and loss of Rmb4,244 (US$622) which have been recognized in the consolidated statement of operations for fiscals 2006, 2007 and 2008, respectively.

The carrying value of current financial assets and current financial liabilities approximate their fair value due to the short-term maturity of these instruments. The fair value of convertible notes receivable as of December 31, 2008 was approximately Rmb46,939 (US$6,880). The assumptions adopted for the valuation of the Convertible note receivable as of December 31, 2008 under the Black-Scholes model are as follows:

(1) Risk Free Interest Rate — 0.64% was used by reference to the yield of Hong Kong Exchange Fund Bills & Notes;
(2) Volatility — 82.97% was estimated by the average annualized standard deviations of the continuously compounded rates of return on the Company’s share prices;
(3) Dividend Yield — assumed to be 11.18% per annum.
(4) Expected life — assumed to be 2.43 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
7.	CONVERTIBLE NOTE RECEIVABLE — continued

Convertible note receivable consists of:

	2007	2008	2008
	Rmb	Rmb	US$

Debt element	50,271	49,553	7,263
Embedded derivative instrument	4,557	115	17

	54,828	49,668	7,280

8.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES

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

The total consideration for the acquisition of Xiang Zhang Garden, on a completion basis, was Rmb450,000. A deposit of Rmb50,000 was paid by Manwide to Jiu Sheng on June 18, 2004 and recorded as deposit paid for acquisition of properties as of December 31, 2004.

The remaining consideration of Rmb400,000 was to be settled by the assumption of bank loans of Rmb380,000 and cash consideration of Rmb20,000 upon the grant of bank loan and the transfer of the ownership of Xiang Zhang Garden to Manwide. The closing of the acquisition was subject to certain conditions precedent.

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
8.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES — continued

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

In December 2007, the Company completed a transfer of certain of its assets and liabilities, including the deposit paid for acquisition of Xiang Zhang Garden, from its subsidiaries Manwide and Rosedale to another subsidiary of the Company before the completion of the disposition of Manwide and Rosedale to an independent third party.

In March 2008, the Group has entered into an agreement with Jiu Sheng through Rosedale, to disclaim its rights in Xiang Zhang Garden for a compensation of Rmb75,000 which was received by Rosedale, in April 2008 and a gain of Rmb17,000 had been recognized in the consolidated statement of operations.

9.	DEPOSIT PAID FOR ACQUISITION OF AVAILABLE-FOR-SALE INVESTMENT

On April 15, 2008, Wealth Faith, a subsidiary, entered into a Memorandum of Understanding (“MOU”) with a third party for the acquisition of equity ownership interest in Always Rich Resources Inc. (“Always Rich”), a unrelated investment holding company. Always Rich indirectly holds a property under developing and parcel of land situated in Guangzhou, the PRC.

The total consideration for the acquisition of certain interest in Always Rich was Rmb150,000. A deposit of Rmb75,000 was paid to the third party vendor on April 24, 2008 and recorded as deposit paid for acquisition of available-for-sale investment as of December 31, 2008. As of the date of this report, no formal agreement has been entered into between Wealth Faith and the third party.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
10.	INCOME TAXES
The components of profit (loss) from continuing operations before income taxes and equity in earnings of equity method affiliates are as follows:

	Year ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$

The PRC	4,196	(24,297)	15,890	2,329
All other jurisdictions	(27,572)	(105,946)	(132,305)	(19,392)

	(23,376)	(130,243)	(116,415)	(17,063)

Income taxes expense consists of:

	Year ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$

Current	1,164	—	6,250	916
Deferred	—	19,324	(15,779)	(2,313)

	1,164	19,324	(9,529)	(1,397)

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
10.	INCOME TAXES — continued

Hong Kong

The Company and certain of its subsidiaries are operating in Hong Kong and their income taxes have been calculated by applying the current rate of taxation to the estimated taxable income earned in or derived from Hong Kong during the period, if applicable.

In the 2008-09 Financial Budget delivered on February 27, 2008, the Financial Secretary of the Government of the Hong Kong Special Administrative Region proposed to lower the Hong Kong Profits Tax rate from 17.5% to 16.5% to be applied prospectively. The proposal was formally enacted on June 26, 2008.

The Company and certain of its subsidiaries operated in Hong Kong are taxed at 17.5% up to December 31, 2007 and at 16.5% beginning from January 1, 2008, on the assessable profits arising in or derived from Hong Kong.

PRC

The Group’s PRC entities and subsidiaries are subject to income taxes calculated at tax rates (ranging from 16.5% to 33% up to December 31, 2007 and 15% to 25% beginning from January 1, 2008) on the taxable income.

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

Deferred tax liability of Rmb19,324 and Rmb3,545 (US$519) as of December 31, 2007 and 2008 has been recognized on the undistributed earnings of the Company’s affiliate in the PRC. In an announcement formally made on February 22, 2008, the PRC authorities clarified the distributions made out of undistributed earnings that arouse prior to January 1, 2008 would not attract withholding tax. Consequently, deferred tax liability of Rmb19,324 (US$2,832) has been written back for the year ended December 31, 2008.

The Company adopted the provisions of FIN 48 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in financial statements. The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2008, there is no interest and penalties related to uncertain tax positions. The tax positions for the years 2001 to 2008 may be subject to examination by the PRC and Hong Kong tax authorities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
10.	INCOME TAXES — continued

The tax impact of temporary differences gives rise to the following deferred tax assets/liability:

	2007	2008	2008
	Rmb	Rmb	US$

Current deferred tax asset:
Tax losses	—	7,567	1,109

Valuation allowances	—	(7,567)	(1,109)

	—	—	—

Non-current deferred tax liability:
Withholding income tax on dividend	(19,324)	(3,545)	(519)

Movement in valuation allowance:

	2007	2008	2008
	Rmb	Rmb	US$

At the beginning of the year	—	—	—
Current year addition	—	7,567	1,109

At the end of the year	—	7,567	1,109

The Group has total tax operating loss carry forwards of RmbNil and Rmb45,858 (US$6,722) as of December 31, 2007 and 2008, respectively. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2006	2007	2008

Profit tax rate in Hong Kong	17.5%	17.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	4.6%	4.2%	2.1%
Effect on withholding income tax on dividend	—	(218.3%)	19.5%
Change in valuation allowance	(6.5%)	—	(23.5%)
Tax rate difference between tax jurisdictions	(21.4%)	(21.7%)	(2.8%)

Effective tax rate	(5.8%)	(218.3%)	11.8%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
11.	CAPITAL STOCK
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

In September 2006, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of Common Stock of par value of US$0.01 each pursuant to the bye-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as at December 31, 2007 and 2008.

Capital Stock

Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.

12.	FAIR VALUE MEASUREMENTS

Effective from January 1, 2008, the Company adopted the SFAS 157, “Fair Value Measurements” for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). SFAS No. 157 defines fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
12.	FAIR VALUE MEASUREMENTS — continued

Fair Value Hierarchy

SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Quoted prices	Significant
	In Active	Other	Significant	Balance
	Market for	Observable	Unobservable	as of
	Identical Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008
	Rmb	Rmb	Rmb	Rmb	US$

Current Asset:
Trading securities	51,078	—	—	51,078	7,487
Available-for-sale securities	33,992	—	—	33,992	4,982
Derivatives instruments	—	115	—	115	17

Total	85,070	115	—	85,185	12,486

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
12.	FAIR VALUE MEASUREMENTS — continued

In addition, the Company has entered into a subscription agreement with Wing On in relation to the subscription of the Convertible Notes (see note 7). The fair value of conversion options were estimated using the Black-Scholes option pricing model and recorded as derivative instruments in the consolidated balance sheets. Since significant observable inputs such as risk free rates, volatility and dividend yield are used in valuation model and considered a level 2 item in the fair value hierarchy.

13.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2007, the Company had outstanding capital commitments for acquisition of properties amounting to approximately Rmb402,000. As of December 31, 2008, the Company has outstanding capital commitments for acquisition of equity interest amounting to approximately Rmb75,000 (US$10,993).

14.	DISTRIBUTION OF PROFIT
(a)	Dividends

Dividends from the PRC entities will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2007 and 2008, the Company’s affiliates in the PRC had accumulated profits on a consolidated basis of Rmb743,213 and Rmb861,870 (US$126,328), respectively, as reported in their statutory financial statements.

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2006, 2007 and 2008.

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

Included in the accumulated deficit of the Company as of December 31, 2006, 2007 and 2008 was non-distributable reserves attributable of Rmb1,288, Rmb1,288 and Rmb1,288 (US$189), respectively.
15.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

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
15.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS — continued

Other than those disclosed elsewhere in the consolidated financial statements, the Company also had the following related party balances:
(a)	Due from/to Related Parties

	2007	2008	2008
	Rmb	Rmb	US$

Due from:
CSH and its subsidiaries	732	118	17
GDI and its subsidiaries (“GDI Group”)	2,294	2,162	317
HHL and its subsidiaries (except GDI Group)	26,823	31,747	4,654
Wing On and its subsidiaries	37,587	20,012	2,933

	67,436	54,039	7,921

Due to:
CSH and its subsidiaries	—	658	96
GDI and its subsidiaries	2,849	2,780	408
HHL and its subsidiaries (except GDI Group) (“HHL Group”)	—	118,170	17,321
ITC and its subsidiaries (except HHL Group and GDI Group)	1,157	1,660	243
Wing On and its subsidiaries (note 6)	—	1,627	239

	4,006	124,895	18,307

As of December 31, 2007 and 2008, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms except for Rmb12,941 and RmbNil due from a fellow subsidiary as of December 31, 2007 and 2008 carries interest at Hong Kong Prime rate plus 1%. Interest income from the fellow subsidiary for the year ended December 31, 2008 was Rmb190 (US$28) while it was not significant for the year ended December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
15.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS — continued
(b)	Management and Administrative Services Agreement

Pursuant to a management and administrative services agreement between the Company and the former ultimate parent company in 1993 and renewed in 1997, 2000 and 2004, for a term of three years, the former ultimate parent company, CSH, will provide certain management services to the Company for an annual fee of Rmb120 (US$15). In addition, the Company has agreed to reimburse the former ultimate parent company for administrative services of approximately, rendered on behalf of the Company on a cost plus 5% basis. The agreement was terminated upon the group reorganization in May 2006 when CSH ceased to be the ultimate parent company of the Group. Payment of annual fee for the years ended December 31, 2006, 2007 and 2008 were Rmb120, RmbNil and RmbNil, respectively.

16.	STAFF RETIREMENT PLANS

All of the Chinese employees of the PRC entities and Rosedale are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities and Rosedale are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 14% to 20% of average monthly salaries for the years ended December 31, 2006, 2007 and 2008. The expense reported in the consolidated statements of operations related to these arrangements was Rmb24, Rmb20 and Rmb20 (US$3) for the years ended December 31, 2006, 2007 and 2008, respectively.

17.	PLEDGE OF ASSETS

As of December 31, 2007 and 2008, trading and available-for-sale securities amounting to Rmb12,393 and Rmb82,187 (US$12,046) are collateralized to secure the securities trading margin facilities of the Company.

18.	SUBSEQUENT EVENTS
In addition to those disclosed elsewhere in the consolidated financial statements, the Group had the following subsequent events:
(a)	In April 2009, X One was dissolved by striking off pursuant to Section 291 of the Hong Kong Companies Ordinance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(Amounts in thousands, except number of shares,
per share data and unless otherwise stated)
(b)
In July 2009, Wing On made a repurchase offer to all Convertible Notes holders to repurchase the Convertible Notes at their full value by issuing its share at HK$0.035 per share (the “Repurchase Offer I”). Wing On has to fulfill several conditions before the completion of the offer as stated in the Repurchase Offer I agreement. As of November 11, 2009, the Board of Directors of Wing On determined Wing On could not fulfil certain of the conditions and the Repurchase Offer I lapsed automatically.

(c)
In December 2009, Wing On made another repurchase offer to all Convertible Notes holders to repurchase the Convertible Notes at a price equal to 80% of the outstanding principal amount of the Convertible Notes (the “Repurchase Offer II”). The Repurchase Offer II is conditional upon fulfilment of several conditions. The Group accepted the Repurchase Offer II in full. On March 2, 2010, the Board of Directors of Wing On determined Wing On could not fulfil certain of such prerequisite conditions and accordingly, the Repurchase Offer II lapsed automatically.

* * * * * *

ITEM 19. EXHIBITS
The following exhibits are filed as part of this Annual Report:

Exhibit
Number		Description
1		Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company’s Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

4	(a)1
Contract dated June 16, 2004 between Shanghai Jiu Sheng Investment Company Limited and the Company for the acquisition of the Properties (incorporated by reference to Exhibit 4(a)2 to the Company’s Form 20-F for the fiscal year ended December 31, 2005)

4	(a)2
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

4	(a)3
Agreement dated December 5, 2007 entered into between the Company and Martin Pacific Limited for the sale and purchase of the entire issued share capital of Manwide Holdings Limited (incorporated by reference to Exhibit 10(a)1 to the Company’s Form 20-F for the fiscal year ended December 31, 2006)

4	(a)4
Agreement dated March 25, 2008 entered into between the Company and Hanny Magnetics (B.V.I.) Limited for the sale and purchase of the entire issued share capital of Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited (incorporated by reference to Exhibit 10(a)2 to the Company’s Form 20-F for the fiscal year ended December 31, 2006)

8		Subsidiaries of the Company

12	(1)	Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12	(2)	Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13	(1)	Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13	(2)	Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14	(1)	Code of Ethics for Chief Executive and Senior Financial Officers

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

China Enterprises Limited (Registrant)
/s/ Chow Chun Man, Jimmy
CHOW CHUN MAN, JIMMY
Chief Financial Officer
Date: March 30, 2010

EXHIBITS INDEX

Exhibit
Number		Description
1		Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company’s Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

4	(a)1
Contract dated June 16, 2004 between Shanghai Jiu Sheng Investment Company Limited and the Company for the acquisition of the Properties (incorporated by reference to Exhibit 4(a)2 to the Company’s Form 20-F for the fiscal year ended December 31, 2005)

4	(a)2
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

4	(a)3
Agreement dated December 5, 2007 entered into between the Company and Martin Pacific Limited for the sale and purchase of the entire issued share capital of Manwide Holdings Limited (incorporated by reference to Exhibit 10(a)1 to the Company’s Form 20-F for the fiscal year ended December 31, 2006)

4	(a)4
Agreement dated March 25, 2008 entered into between the Company and Hanny Magnetics (B.V.I.) Limited for the sale and purchase of the entire issued share capital of Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited (incorporated by reference to Exhibit 10(a)2 to the Company’s Form 20-F for the fiscal year ended December 31, 2006)

8		Subsidiaries of the Company

12	(1)	Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12	(2)	Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13	(1)	Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13	(2)	Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14	(1)	Code of Ethics for Chief Executive and Senior Financial Officers