Form 20-F/A
period 2008-12-31
CHINA ENTERPRISES LTD
filed 2010-12-22
CIK 908256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

ITEM 3. KEY INFORMATION
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 19. EXHIBITS
SIGNATURES
EXIHIBITS INDEX
Exhibit 8
Exhibit 12(1)
Exhibit 12(2)
Exhibit 13(1)
Exhibit 13(2)
Exhibit 14(1)

EXPLANATORY NOTE
This Amendment to the Annual Report on Form 20-F/A for China Enterprises Limited (“the Company”) for the fiscal year ended December 31, 2008, is being filed to amend and restate the items described below contained in the Company’s Annual Report on Form 20-F originally filed with the Securities and Exchange Commission (“SEC”) on March 30, 2010, as amended on Form 20-F/A filed with the SEC on December 22, 2010. This Amendment is being filed in response to comments provided by the SEC staff in a Comment Letter dated August 10, 2010.
Part I, Item 3, “Key Information”, Item 5, “Operating and Financial Review and Prospects”; and Part II, Item 15, “Controls and Procedures”; and Part III, Item 19, “Exhibits” have been modified or revised this Amendment to reflect modifications and/or additional information requested in the SEC Comment Letter. This Amendment speaks as of the original filing date of the Form 20-F on March 30, 2010 and does not modify or update disclosures in the Form 20-F, including the nature and character of such disclosures, to reflect events occurring or items discovered after the original filing date of the Form 20-F.

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
Selected Consolidated Financial Information of the Company
(Amounts in thousands, except number of shares, their par values and per share data)

	Year ended December 31,
	2004	2005	2006	2007	2008
				(a)	(a)
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
Consolidated Statements of Operations Data:
Revenues	—	—	—	—	—	—
(Loss) income from operations	(13,344)	(27,522)	(16,754)	13,117	(5,770)	(846)
(Loss) income from continuing operations	181,942	(26,324)	(21,226)	(28,178)	(71,441)	(10,471)
Net (loss) income	181,942	(26,324)	(21,226)	(28,178)	(71,441)	(10,471)
Net (loss) income from operations per share	20.18	(2.92)	(2.35)	(3.12)	(7.92)	(1.16)
Basic and diluted (loss) earnings per common share (b)	20.18	(2.92)	(2.35)	(3.12)	(7.92)	(1.16)
Weighted-average number of common share outstanding (b)	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310

Consolidated Balance Sheets Data :
Total assets	791,326	684,273	819,181	575,076	677,945	99,369
Shareholders’ equity (Net assets)	667,981	662,598	599,297	538,325	458,805	67,249
Supervoting common stock — par value US$0.01 per share	244	244	—	—	—	—
Common stock — par value US$0.01 per share	526	526	770	770	770	113
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
The following table sets forth the average unified exchange rates for each of the years ended December 31, 2004, 2005, 2006, 2007 and 2008:

	Year Ended December 31,
	2004	2005	2006	2007	2008
(Rmb equivalent of US$1.00)	Rmb	Rmb	Rmb	Rmb	Rmb
At unified exchange rate - average rate calculated by using the average of the exchange rates on the last day of each month during each period	8.28	8.18	7.96	7.57	6.93
The following table sets forth the high and low exchange rates for each month during the previous six months of 2009:

	At Unified Exchange Rate
(Rmb equivalent of US$1.00)	High	Low
November 30, 2009	6.83	6.83
October 31, 2009	6.83	6.83
September 30, 2009	6.83	6.83
August 31, 2009	6.84	6.83
July 31, 2009	6.83	6.82
June 30, 2009	6.84	6.83
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
During the past few years, the Company has diversified its operations into businesses outside of tire manufacturing. In addition, the Company has disposed of certain operations that it deemed to be underperforming. During 2003, the Company reduced its interest in Hangzhou Zhongce from a majority to a minority position (from 51% interest to 26% interest). During 2007, following the purchase and disposal of certain shares of Wing On, the interest of Wing On held by the Company was diluted and was accounted for as trading securities of the Company thereafter. While a key part of the Company’s business strategy is to expand its operations through acquiring new businesses and business lines and the Company has been actively seeking new investment opportunities, its revenue is driven almost entirely by its affiliate Hangzhou Zhongce (which is accounted for as an equity method affiliate in the preparation of the Company’s financial statements).
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
OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT TO COVER THE RISKS RELATED TO OUR FINANCIAL AND LOSSES
To date, our affiliate has not experienced any major accidents in the course of its operations that have caused significant property damage or personal injuries. However, there is no assurance that it will not experience major accidents in the future. Although it has purchased the necessary insurances, the occurrence of certain incidents such as earthquakes, wars and floods, and the consequences resulting from them, may not be covered adequately, or at all, by insurance policies under which they are protected. Our affiliate also faces exposure to product liability claims in the event that any of their products are alleged to have resulted in property damage, bodily injury or other adverse effects. Losses incurred or payments we may be required to make may have a material adverse effect on our results of operation if such losses or payments are not fully insured.
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
Risks for Doing Business in China
ANTI-DUMPING DUTIES COULD HARMED OUR RESULTS IF THE COMPANY IS EXPOSED TO LITIGATION LIABILITY
The products of the Company’s affiliate are manufactured in the PRC and some of them are sold to overseas. Anti-dumping duties are specifically intended to prevent cheap import from countries with lower material and labor costs, in particular the Far East and Eastern Europe, from damaging its community industry. For this reason, goods from the PRC often attract high rates of anti-dumping duties. In 2008, an affiliate of the Company became a defendant in an anti-dumping investigation in India, and, as at the date of the report the investigation was completed but no specific charges had been made against the Company. Accordingly, the management of the Company believes that it is not probable that an asset had been impaired or a liability had been incurred at the date of the report. However, the possibility of new legislation could have a material impact on our financial results if our affiliate was to increase its expenditures to comply with anti-dumping requirement, and the imposition of anti-dumping duties may also impact our affiliate’s export sales to India.
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
Derivatives Embedded in Certain Debt Securities
Convertible notes of Wing On held by the Company contain features that enable the Company to convert the debt securities into common stock of Wing On. These features represent embedded derivatives that are required to be accounted for separately from the related debt securities. The estimated fair value of these features is valued using an option-pricing model, which requires us to make assumptions with respect to variables including the share price volatility of common stock of Wing On, expected time to expiration, and expected dividend yield of Wing On. Changes in these assumptions could significantly affect the amount of changes in fair value of the conversion option we recognize in our consolidated financial statements. The adjustments will be required until the conversion features are either triggered or expire.
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
Tire Business
For the year ended December 31, 2008, Hangzhou Zhongce recorded a consolidated turnover of approximately Rmb13,446 million, an increase of approximately 14% as compared to the same period in 2007 of approximately Rmb11,786 million. The audited consolidated net profit for the year ended December 31, 2008 decreased to approximately Rmb176.9 from approximately Rmb385.7 million for the year ended December 31, 2007.

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
Tire Business
For the year ended December 31, 2007, Hangzhou Zhongce recorded a consolidated turnover of approximately Rmb11,786 million, an increase of approximately 31.8% as compared to the same period in 2006 of approximately Rmb8,939 million. The audited consolidated net profit for the year ended December 31, 2007 increased to approximately Rmb385.7 from approximately Rmb56.3 million for the year ended December 31, 2006.
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

B. LIQUIDITY AND CAPITAL RESOURCES
Our 2008 operations were entirely funded by internally generated funds. Cash for financing the operations of the Company was principally obtained mainly through the disposal of trading securities and the interest generated from convertible notes of Wing On Travel (Holdings) Limited, or Wing On. During 2008, the Company has seen a continuation of challenging financial and economic conditions. Although some signs of improvement have started to emerge, the performance of key economies remains uncertain and the Company has continued to experience material impairment losses, including write-downs in respect of available-for-sale securities.
The Company’s working capital dramatically decreased in 2008, from a positive working capital, calculated as current assets less current liabilities, of Rmb86.9 million as of December 31, 2007 to a negative working capital of Rmb89.7 million as of December 31, 2008, was due to the increase of amount due to related parties, as a result of the acquisition of three companies from Hanny Holdings Limited during 2008.
Over the last few years, cash flow financing the operations of the Company was primarily obtained from disposals of trading securities. As at December 31, 2008, the Company still held approximately amounted Rmb85 million of marketable securities. In 2008 and 2007, the net cash used in operating activities was approximately Rmb67.0 million and Rmb102.5 million, respectively. The net cash used in investing activities and provided by financing activities in 2008 was approximately Rmb4.4 million and Rmb71.1 million, respectively; compared with Rmb209.2 million provided by investing activities and Rmb112.8 million used in financing activities in 2007.
Other than the Memorandum of Understating, as described in Item 4 of this Form 20-F, a refundable deposit of Rmb75 million was paid for acquisition of available-for-sale investment; and the Convertible Notes receivable of Wing On amounted approximately Rmb50 million as described in Item 7 of this Form 20-F, which the notes is maturing in June 2011, no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Company have been entered into during 2008. In management’s opinion, the Group has sufficient cash and cash equivalents, notes receivable and trading securities to support its working capital for its present requirements.
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
F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
On June 16, 2004, the Company entered into a conditional agreement with an independent third party in relation for the proposed acquisition of the Xiang Zhang Garden for a total consideration of Rmb450 million. Regarding to this agreement, as of December 31, 2007, the Company had outstanding capital commitments for acquisition of properties amounting to approximately Rmb402 million. As of December 31, 2008, the Company has capital commitments for acquisition of equity interest amounting to Rmb75 million in respect of the MOU entered into at April 2008.

	Payments due by period
	Less than 1 year	1-3 years	More than 3 years
Contractual Obligation	Rmb’000	Rmb’000	Rmb’000

Purchase Obligation	75,000	—	—

ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Management of the Company, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are ineffective as they are not sufficient to ensure that the information that the Company’s is required to disclose in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. The Company is developing a set of procedures and controls that will allow it to meet such time periods specified in the Securities and Exchange Commission rules and forms and to ensure that information required to be disclosed by it in its reports is accumulated and communicated to its management, including the Issuer’s principal executive and principal financial officers, to allow timely decisions regarding required disclosure.
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
Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2008.
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

China Enterprises Limited (Registrant)
/s/ Chow Chun Man, Jimmy
CHOW CHUN MAN, JIMMY
Chief Financial Officer
Date: December 22, 2010

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