Form 20-F
period 2009-12-31
CHINA ENTERPRISES LTD
filed 2012-08-03
CIK 908256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the Transition period from                      to

Commission file number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact Name of Registrant as Specified in its Charter)

Bermuda

(Jurisdiction of Incorporation or Organization)

25th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

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

Common Stock: 9,017,310 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

PART I

This Annual Report for China Enterprises Limited (referred to in this report as the “Company” or “we” and which terms shall include, when the context so requires, the subsidiaries of the Company during the applicable period) should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2009 contains certain forward-looking statements within the meaning of Section 21E of the Securities Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business strategy;

•	our ability to finance our business strategy;

•	future developments in the tire industry in China for our affiliates and changes in government policies; and

•	other statements relating to our future business development and financial performance.

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

EXCHANGE RATE INFORMATION

Unless otherwise specified, all references in this document to “U.S. Dollars”, “Dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of the People’s Republic of China, or the “PRC” or “China”; and all references to “HK$” are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region, or “Hong Kong”. Where made for the convenience of the reader, conversions of amounts from Renminbi to U.S. Dollars have been made in this document at US$1.00 to Rmb6.83, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2009. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See section “Exchange Rate Information” under “Item 3. Key Information” in this Annual Report for more details on the exchange rate between Renminbi and US Dollars.

References and statements contained in this document regarding China do not apply to Taiwan or the Republic of China.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009. The Consolidated Statements of Operations Data for each of the three years in the period ended December 31, 2009 and the Consolidated Balance Sheet Data as of December 31, 2008 and 2009 has been derived from the audited consolidated financial statements, or the “Consolidated Financial Statements”, included in Item 18 “Financial Statements” of this Annual Report. The Consolidated Statements of Operations Data for the years ended December 31, 2005 and 2006 and the Consolidated Balance Sheet Data as of December 31, 2005, 2006 and 2007, as set forth below, have been derived from audited consolidated financial statements not included in this Annual Report. The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes.

Selected Consolidated Financial Information of the Company

(Amounts in thousands, except number of shares, their par values and per share data)

	Year ended December 31,
	2005	2006	2007(a)	2008	2009
	Rmb	Rmb	Rmb	Rmb	Rmb	US$

Consolidated Statements of Operations Data:
Revenues	—	—	—	—	—	—
(Loss) income from operations	(27,522)	(16,754)	13,117	(5,770)	(2,819)	(413)
(Loss) income from continuing operations	(26,324)	(21,226)	(28,178)	(71,441)	246,951	36,178
Net (loss) income	(26,324)	(21,226)	(28,178)	(71,441)	246,951	36,178
Basic and diluted (loss) earnings per common share (b)	(2.92)	(2.35)	(3.12)	(7.92)	27.39	4.01
Weighted-average number of common share outstanding (b)	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310

Consolidated Balance Sheets Data :
Total assets	684,273	819,181	575,076	677,945	903,905	132,422
Shareholders’ equity (Net assets)	662,598	599,297	538,325	458,805	705,411	103,343
Supervoting common stock — par value US$0.01 per share	244	—	—	—	—	—
Common stock — par value US$0.01 per share	526	770	770	770	770	113

Note:

(a)	During fiscal year 2007, following the purchase and disposal of certain shares of Wing On Travel (Holdings) Limited a company incorporated in Bermuda and listed on the Hong Kong Stock Exchange, or HKSE, whose name was changed to Rosedale Hotel Holdings Limited (formally named as Wing On Travel (Holdings) Limited), or Rosedale on May 27, 2010, the Company’s interest in Rosedale was diluted from approximately 20.36% to 12.77%, and was accounted for as trading securities of the Company thereafter.

(b)	The calculation of basic and diluted (loss) earnings per common share from 2005 to 2009 is based on the weighted-average number of shares of common stock outstanding during the years ended December 31, 2005 to 2009. The number of shares of common stock outstanding for 2005, 2006, 2007, 2008 and 2009 was 9,017,310. There were no dilutive securities issued by the Company.

Exchange Rate Information

The Consolidated Financial Statements are published and denominated in Renminbi. Where made for the convenience of the reader, conversion of amounts from Renminbi to U.S. Dollars has been made in this document at US$1.00 to Rmb6.83, the noon buying rate certified by the Federal Reserve Bank of New York on December 31, 2009. For the purpose of this Annual Report, the latest practicable date with respect to share and certain exchange rate information is June 30, 2012. As of June 30, 2012, the noon buying rate certified by the Federal Reserve Bank of New York was US$1.00 to Rmb6.35. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

The following table sets forth the average unified exchange rates for each of the years ended December 31, 2005, 2006, 2007, 2008 and 2009:

	Year Ended December 31,
	2005	2006	2007	2008	2009
(Rmb equivalent of US$1.00)	Rmb	Rmb	Rmb	Rmb	Rmb
At unified exchange rate
- average rate calculated by using the average of the exchange rates on the last day of each month during each period	8.18	7.96	7.57	6.93	6.83

The following table sets forth the high and low exchange rates for each month during the previous six months:

	At Unified Exchange Rate
(Rmb equivalent of US$1.00)	High	Low
January 31, 2012	6.33	6.29
February 29, 2012	6.31	6.29
March 31, 2012	6.33	6.30
April 30, 2012	6.32	6.28
May 31, 2012	6.37	6.31
June 30, 2012	6.37	6.35

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

During the past few years, the Company has diversified its operations into businesses outside of tire manufacturing. In addition, the Company has disposed of certain operations that it deemed to be underperforming. During 2003, the Company reduced its interest in Hangzhou Zhongce from a majority to a minority position (from 51% interest to 26% interest). During 2007, following the purchase and disposal of certain shares of Rosedale, the interest of Rosedale held by the Company was diluted and was accounted for as trading securities of the Company thereafter. While a key part of the Company’s business strategy is to expand its operations through acquiring new businesses and business lines and the Company has been actively seeking new investment opportunities, its result is driven almost entirely by its affiliate Hangzhou Zhongce (which is accounted for as an equity method affiliate in the preparation of the Company’s financial statements).

Despite the Company’s efforts to identify new investments, it has not been able to do so and, if it does identify new investments, it may not be able to consummate them. Even if the Company successfully identifies and consummates new investments, the acquisition of new businesses and business lines carries substantial risk and uncertainties. Depending on the specific acquisition, there may be risks relating to the acquired business itself, risks relating to the industry in which the business operates and risks relating to the Company itself.

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

FUTURE ACQUISITIONS OR STRATEGIC INVESTMENTS MAY NOT BE SUCCESSFUL AND MAY HARM OUR OPERATING RESULTS

An important element of our strategy is to review prospects for acquisition or strategic investments that would complement our existing companies, augment our market coverage and distribution ability or enhance our technological capabilities. Future acquisitions or strategic investments could have a material adverse effect on our business and financial results because of possible charges to financial results for purchased technology, restructuring or impairment charges related to goodwill or amortization expenses associated with intangible assets; potential increases in our expenses and working capital requirements and the incurrence of debt and contingent liabilities; difficulties in successfully integrating any acquired operations, technologies, customers, products and businesses with our operations; diversion or our capital and management’s attention to other business concerns; risks of entering markets or geographic areas in which we have limited prior experience; or potential loss of key employees of acquired organizations or inability to hire key employees necessary for expansion.

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

While the Company believes that, in 2009, through its subsidiaries and affiliates it is actively engaged in operating businesses and does not meet the definition of an investment company for purposes of the United States Investment Company Act of 1940, or the 1940 Act, depending on the composition and valuation of the Company’s assets and the sources of the Company’s income from time to time, the Company could fall within the technical definition of the term “investment company” for purposes of the 1940 Act. If the Company were to become subject to the requirements of the 1940 Act, the Company’s operations and results would be negatively impacted, including among other possible effects, the inability of the Company to raise capital through the offer and sale of its securities in the United States. The Company may be unable to continue operating as it currently does and might need to acquire or sell assets that it would not otherwise acquire or sell in order to avoid becoming “investment company” as defined under the 1940 Act.

CHANGES IN COMPOSITION OF THE COMPANY’S ASSETS COULD RESULT IN THE COMPANY BEING DEEMED A “PASSIVE FOREIGN INVESTMENT COMPANY” WHICH COULD HAVE A NEGATIVE IMPACT ON U.S. HOLDERS

Special U.S. federal income tax rules apply to U.S. holders of shares of a non-U.S. corporation that is classified as a passive foreign investment company for U.S. federal income tax purposes. The determination of the passive foreign investment company status of the Company principally depends upon the composition of the Company’s assets, including goodwill, and the amount and nature of the income of the Company, from time to time. The Company has had no operating subsidiaries during the past few years. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than the capital gain rate. In addition, both gains upon disposition and amounts received as distributions could be subject to an additional interest charge by the Internal Revenue Service. A determination that we are a passive foreign investment company could also have an adverse effect on the price and marketability of our shares.

We do not believe that we were a passive foreign investment company for 2009. However, since the determination of whether we are a passive foreign investment company is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a passive foreign investment company. Our analysis related to 2009 is based upon certain assumptions and methodologies that we have used, the appropriate value of our ownership interest in companies we held, and the manner in which we have allocated the value among our active assets and passive assets. We cannot assure you that the Internal Revenue Service will not challenge our assumptions and methodologies. If there were such a challenge, we could be classified as a passive foreign investment company for 2009.

With respect to 2010 and subsequent years, the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. The tests are impacted by changes in value of our group companies which are difficult to predict. Accordingly, there can be no assurance that we will not become a passive foreign investment company in 2010 or a subsequent year.

CHANGES IN ACCOUNTING STANDARDS AND TAXATION REQUIREMENTS COULD AFFECT OUR FINANCIAL RESULTS

New accounting standards or pronouncements that may become applicable to us from time to time, or changes in the interpretation of existing standards and pronouncements, could have a significant effect on our reported results for the affected periods. We also expect to become subject to income tax in jurisdictions in which we expect to commence generating revenues. Increases in income tax rates could reduce our after-tax income from affected jurisdictions, while increases in indirect taxes could affect our financial results.

FAILURE OF INFORMATION TECHNOLOGY COULD HAVE A NEGATIVE IMPACT ON OUR OPERATIONS

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

OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT TO COVER THE RISKS RELATED TO OUR FINANCIAL LOSSES

To date, our affiliates have not experienced any major accidents in the course of their operations that have caused significant property damage or personal injuries. However, there is no assurance that they will not experience major accidents in the future. Although they have purchased the necessary insurances, the occurrence of certain incidents such as earthquakes, wars and floods, and the consequences resulting from them, may not be covered adequately, or at all, by insurance policies under which they are protected. Our affiliates also face exposure to product liability claims in the event that any of their products are alleged to have resulted in property damage, bodily injury or other adverse effects. Losses incurred or payments we may be required to make may have a material adverse effect on our results of operations if such losses or payments are not fully insured.

FAILURE TO ESTABLISH AND MAINTAIN EFFECTIVE INTERNAL CONTROLS OVER FINANCIAL REPORTING COULD HAVE A MATERIAL ADVERSE EFFECT ON THE ACCURACY IN REPORTING OUR FINANCIAL RESULTS OR PREVENTING FRAUD

Undetected internal control weaknesses or controls that function ineffectively represent a risk of loss or financial misstatement. Internal control over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Company fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in the implementation of internal controls, the Company’s business and operating results could be harmed, and it could fail to meet its reporting obligations.

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

Risks for Doing Business in China

ANTI-DUMPING DUTIES COULD HARM OUR RESULTS IF THE COMPANY IS EXPOSED TO LITIGATION LIABILITY

The products of the Company’s affiliates are manufactured in the PRC and some of them are sold to overseas markets. Anti-dumping duties are specifically intended to prevent cheap imports from countries with lower material and labor costs, in particular the Far East and Eastern Europe, from damaging its community industry. For this reason, goods from the PRC often attract high rates of anti-dumping duties. In 2008, an affiliate of the Company became a defendant in an anti-dumping investigation in India, and the investigation was then completed but no specific charges had been made against the Company. Accordingly, the management of the Company believes that it is not probable that an asset had been impaired or a liability had been incurred at the date of the report. However, the possibility of new legislation could have a material impact on our financial results if our affiliates was to increase its expenditures to comply with anti-dumping requirement, and the imposition of anti-dumping duties may also impact our affiliates’ export sales to India.

THE COMPANY’S BUSINESS FOCUS ON THE GREATER CHINA REGION SUBJECTS THE COMPANY AND ITS BUSINESS TO THE POLITICAL, ECONOMIC AND OTHER DEVELOPMENTS IN THE REGION

As a result of the Company’s traditional business focus on the Greater China Region, the Company’s business and its financial and operating results may be affected by significant political, economic, social and cultural developments in the region. A substantial portion of the Company’s results is derived from its affiliates, major businesses of which are located in China. These businesses are dependent in large part on the performance of the Chinese economy and Chinese government policy. As a result, the future financial condition and results of operations of the Company could be adversely affected by slowdowns in the Chinese economy, Chinese macroeconomic policies that de-emphasize the development of industries that utilize products or services of the Company’s affiliates or other governmental policies, including changes in laws, regulations or the interpretation thereof; confiscatory taxation; restrictions on currency conversion, imports or sources of supplies; or the expropriation or nationalization of private enterprises. Any measures or actions taken by the Chinese government to control industries that utilize products or services of the Company’s affiliates could restrict their business operations and adversely affect the financial positions of the Company and its affiliates.

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

In addition, the Company’s financial results are significantly dependent on the economy in the region. The economy of the Greater China Region differs significantly from the economies of the United States and Western Europe in such respects as structure, level of development, growth rate, capital reinvestment, resource allocation, self-sufficiency, rate of inflation and balance of payments position, among others. Furthermore, the recent global economic downturn has had a significant impact on the region’s economic growth as it is primarily an export-oriented economy. Future adverse economic factors or changes in the policies of the Chinese government could have a material adverse effect on the overall economic growth of China. These developments could adversely affect the financial condition, results of operations and business of the Company and its affiliates by reducing the demand for the products and services of the Company’s affiliates.

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

FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS

Our reporting currency is the Renminbi as a substantial portion of our investments are denominated in Renminbi. Our remaining assets and liabilities and all of our operation expenses are denominated in Hong Kong dollars. As a result, we may be exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate of Renminbi against other currencies. As our major assets and liabilities comprise a mixture of items that are denominated in Renminbi and Hong Kong dollars, our business and operating results may be materially affected in the event of a severe increase or decrease in the value of the Renminbi against other currencies.

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

NATURAL DISASTERS IN THE GREATER CHINA REGION COULD CAUSE SIGNIFICANT DAMAGE TO THE COMPANY’S BUSINESS AND FINANCIAL RESULTS

The products of the Company’s affiliates are manufactured at the factories located in the PRC. During the past several years, the PRC has experienced natural disasters, including floods, fires and earthquakes. A disaster could cause significant damage to manufacturing factories, which may not be adequately covered by insurance proceeds and could materially and adversely impact the business of the Company’s affiliates. The disaster relief and assistance in the PRC is not well developed and there can be no assurance that adequate government assistance would be available in the absence of sufficient insurance coverage.

OUR RESULTS COULD BE HARMED IF WE HAVE TO COMPLY WITH NEW ENVIRONMENTAL REGULATIONS

The operations of our affiliates create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing attention from Chinese national and local governments and foreign governments and agencies and has been subject to increasing regulation. Currently, relevant Chinese environmental protection laws and regulations impose fines on the discharge of waste materials and empower certain environmental authorities to close any facility that causes serious environmental problems. Although it has not been alleged that our affiliates has violated any current environmental regulations by Chinese government officials, there is no assurance that the Chinese government will not amend its current environmental protection laws and regulations. Our financial results could be materially and adversely affected if our affiliates were to increase expenditures to comply with environmental regulations affecting their operations.

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

Risks Related to Our Capital Stock

LIMITED LIQUIDITY IN THE COMPANY’S SECURITIES MAY MAKE IT DIFFICULT TO SELL SHARES

The public trading market for our common stock is limited. Beginning in November 2002, our common stock was traded on the OTC Securities Market. Nevertheless, an established public trading market for our common stock may never develop or, if developed, it may not be able to be sustained. The OTC Securities Market is an inter-dealer, over-the-counter market that provides significantly less liquidity than other markets. As a foreign private issuer whose business is substantially in China and other Asian markets, the Company has less exposure in the U.S. capital markets than comparable U.S. issuers. In addition, the Company has a relatively small public float of its securities. These and other general economic, industry or Company factors may result in low trading volumes or prices of the Company’s securities. Accordingly, shareholders of the Company bear risks regarding the liquidity of the Company’s shares and may not be able to sell shares in desired quantities, at desired times or desired prices, or a combination thereof.

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated as an exempted company under the laws of Bermuda on January 28, 1993. From July 15, 1993 to late 2002, the Company’s shares were listed on the New York Stock Exchange. On November 26, 2002, the Company’s shares began trading on the OTC Securities Market in the United States. The legal name of the Company is “China Enterprises Limited” and the Company is registered in Hong Kong under the commercial name of “China Tire Holdings Limited” due to local company registration considerations. The Company has historically been engaged in tire manufacturing and trading and related businesses.

In 2001, the Company decided to reorganize its operations to improve its financial performance. The Company began to dispose of loss-making subsidiaries and tried to diversify its business. In early 2002, the Company acquired a substantive equity interest of approximately 35% in Rosedale, which allowed it to diversify its business into the travel industry. In fiscal year 2003, the Company further completed its disposals of its loss-making subsidiaries, Yinchuan CSI (Greatwall) Rubber Co., Limited, and the Company’s remaining interests in Double Happiness Tyre Industries Corporation Limited and ceased to account for the results of operations and the assets and liabilities of these subsidiaries from their respective disposal dates.

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

During 2006 and 2007, the Company’s interest in its affiliate Rosedale, decreased from 20.36% to 12.77% as a result of dilution caused by capital raising activities of Rosedale and the disposal of Rosedale shares by the Company in the market. As a result of its decreased ownership of Rosedale, the Company began accounting for its remaining interest in Rosedale as trading securities instead of as an interest in an affiliate company as it was in previous years.

The Company, through Manwide Holdings Limited, a then direct wholly-owned subsidiary, entered into a conditional sale and purchase agreement dated June 16, 2004 with an independent third party, Shanghai Jiu Sheng Investment Limited, or Jiu Sheng, for the acquisition and further development of Xiang Zhang Garden, a parcel of land containing a 24-story building under construction located in Shanghai, PRC. In June 2005, the Company commenced legal proceedings against Jiu Sheng, among other things, to demand that Jiu Sheng meet its obligations under the two agreements related to the purchase of Xiang Zhang Garden and petitioned a PRC court for an injunction order to prevent Xiang Zhang Garden from being transferred to the secured creditors of Jiu Sheng and the main contractor. In June 2006, the People’s High Court of the City of Shanghai ruled in favor of the Company and ordered Jiu Sheng to continue fulfilling its obligations under the applicable agreements and to proceed with the transfer of legal title of Xiang Zhang Garden to the Company. The judgment also required Jiu Sheng to pay Rmb5.9 million to the Company as compensation for the breach of the sale and purchase agreements. In August 2006, the Group petitioned the People’s High Court of Shanghai for a court execution order to enforce the June 2006 judgment against Jiu Sheng. In March 2008, the Group entered into a settlement agreement with Jiu Sheng whereby the Company disclaimed its rights in Xiang Zhang Garden in exchange for a payment of Rmb75 million, which was received in April 2008. A gain of Rmb17 million has been recognized in the consolidated statement of operations.

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

In April 2008, the Company acquired 100% of the equity interests in Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited, all of which are engaged in securities investment, from Hanny Magnetics (B.V.I.) Limited, a wholly owned subsidiary of Hanny. Total consideration for the three companies was Rmb34,417,000, and the amount was settled through the cancellation of obligations from Hanny to the Company.

In April 2008, the Company entered into a Memorandum of Understanding to acquire certain equity interest in a property investment company for consideration of Rmb150 million. A refundable deposit of Rmb75 million was paid to the third party vendor pursuant to the Memorandum of Understanding during the year ended December 31, 2008 and recorded as a deposit paid for the acquisition of investments for the years ended December 31, 2008 and 2009. The Memorandum of Understanding was lapsed in June 2011. The deposit of Rmb67.5 million was refunded to the Company and the remaining Rmb7.5 million was charged as administrative charges.

In April 2009, X One Holdings Limited, or X One, an affiliate of the Company, was dissolved pursuant to Section 291 of the Hong Kong Companies Ordinance.

The Company is a holding company and had interests in a number of subsidiaries and affiliates as of December 31, 2009. The principal interests of the Company were as follows:

•	Capital Canton Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Century Lead Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Cosmos Regent Ltd, a British Virgin Islands company in which the Company has a 100% interest.

•	Cyber Generation Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Great Windfall Agents Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Hangzhou Zhongce, a PRC company in which the Company has a 26% interest.

•	Million Good Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Orion Tire Corporation, a U.S. corporation in which the Company has a 60% interest.

•	Orion (B.V.I.) Tire Corporation, a British Virgin Islands company in which the Company has a 60% interest.

•	Sincere Ocean Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Supreme Solution Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Ventures Kingdom Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Wealth Faith Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Whole Good Limited, a British Virgin Islands company in which the Company has a 100% interest.

In November 2011, Hangzhou Zhongce, an equity method affiliate had been disposed for consideration amounted to Rmb600 million or approximately US$94 million.

Additional information about the Company is available through the Internet at http://www.chinaenterpriseslimited.com. The principal place of business and the executive offices of the Company are located at 25th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong and its telephone number is (852) 2372 0130.

B. BUSINESS OVERVIEW

The financial results of the Company in fiscal years 2007, 2008 and 2009 were dependent on equity share of result from Hangzhou Zhongce, the shares of which the Company disposed of in November 2011, as discussed above. All of subsidiaries of the Company are inactive during fiscal year 2009. The Company is actively seeking new investment opportunities.

Hangzhou Zhongce

Hangzhou Zhongce is incorporated in the People’s Republic of China. Its principal subsidiaries are mainly engaged in the manufacture and sale of rubber tires, tire rubber and carbon powder. Hangzhou Zhongce established Hangzhou Sunrise Rubber Co., Ltd with three other PRC enterprises in 1998 and acquired Hangzhou Fu Chun Jiang Chemical Industrial Co., Ltd in 1999, which manufactures radial tire products and a number of raw materials including tire rubbers and carbon powder. In 2008, Hangzhou Zhongce incorporated a PRC subsidiary Zhongce Rubber Fu Yang Co., Ltd, which is engaged in the manufacture and sale of rubber tires. In September 2003, the Company disposed of a portion of its interest in Hangzhou Zhongce and ceased to consolidate the results of Hangzhou Zhongce and its subsidiaries. As a result of that disposal, the Company held a 26% interest in Hangzhou Zhongce, which was treated as an equity method affiliate of the Company for the year ended December 31, 2007, 2008 and 2009. In November 2011, the Company disposed all of its interest in Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company. Hangzhou Zhongce manufactures and sells a broad line of tire products, consisting of motor vehicle (bias and radial tires for trucks, tractors, passenger cars and motorcycles), bicycle and wheelbarrow tires. See “Financial Statements” of Hangzhou Zhongce in item 17 for more details.

Rosedale

Rosedale is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on the HKSE. Its principal subsidiaries are engaged in the business of hotel operation and trading of securities.

In 2002, the Company diversified into the travel business through an investment in Rosedale. However, global travel in the region had a difficult time in 2003, and, in response to the issues facing the industry, Rosedale shifted its business focus toward an increased emphasis on local tours in Hong Kong. For the years 2004, 2005 and 2006, Rosedale continued to benefit from the rebound in the travel business in Hong Kong that was driven, in part, by the decrease in the negative effect of SARS, the opening of Hong Kong Disney Land and the Asia World-Expo, and the gradual easing of restrictions on individual PRC visitors traveling to Hong Kong.

Throughout 2007, the Hong Kong economy enjoyed robust growth evidenced by a leap in GDP of 6.3% (marking the fourth consecutive year of strong economic expansion) and a decrease in the unemployment rate to 3.4% as of the end of the year. The tightened labor market pushed wages and earnings up and enhanced consumption in the local community. Rosedale continued to perform satisfactorily during 2007. Following the disposal of a significant portion of its equity interest during fiscal year 2007, the Company’s equity interest in Rosedale decreased to 12.77% and was subsequently reclassified as trading securities of the Company. As of December 31, 2009, the equity interest had further decreased to 10.72%.

C. ORGANIZATIONAL STRUCTURE

As of December 31, 2009, the consolidated principal subsidiaries of the Company were:

	Country of Incorporation		Company’s Ownership Interest
Consolidated Subsidiary		Principal Activities	Directly	Indirectly
Capital Canton Limited	BVI	Investment holding	100%	—
Century Lead Limited	BVI	Investment holding	100%	—
Cosmos Regent Ltd	BVI	Investment holding	100%	—
Cyber Generation Limited	BVI	Investment holding	100%	—
Great Windfall Agents Limited	BVI	Investment holding	100%	—
Million Good Limited	BVI	Investment holding	100%	—
Orion Tire Corporation	USA	Investment holding	60%	—
Orion (B.V.I.) Tire Corporation	BVI	Investment holding	60%	—
Sincere Ocean Limited	BVI	Investment holding	100%	—
Supreme Solution Limited	BVI	Investment holding	100%	—
Ventures Kingdom Limited	BVI	Investment holding	100%	—
Wealth Faith Limited	BVI	Investment holding	100%	—
Whole Good Limited	BVI	Investment holding	100%	—

D. PROPERTY, PLANT AND EQUIPMENT

The registered office of the Company is located at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda. Only corporate administrative matters are conducted at this office, through the Company’s agent, Butterfield Fulcrum Group (Bermuda) Limited (formerly known as Butterfield Corporate Services Limited). The Company’s principal executive office is located at 25th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong. The Company neither owns nor leases property in Bermuda or Hong Kong.

Principal capital expenditures, investment and divestitures over the last three years include the following:

	2007	2008	2009
	Rmb’000	Rmb’000	Rmb’000

Investments in and advances to equity method affiliate, net	(10,137)	—	—

ITEM 5.	Operating and Financial Review and Prospects

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including “expect,” “anticipate,” “believe,” “seek,” “estimate,” “intends,” “should” or “may.” Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3 Key Information — “Risk Factors.” This section should be read along with our Consolidated Financial Statements included as Item 18 of this Report, including the accompanying notes, that are included in this Annual Report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been presented and prepared in accordance with U.S. GAAP. The forward-looking statements in this Item 5 are not guarantees of future performance. They involve both risk and uncertainty. Several important factors could cause our actual results to differ materially from those anticipated by these statements. Many of those factors are macroeconomic in nature and are, therefore, beyond the control of our management. Please see the “Risk Factors” in this Annual Report for more details.

A. OPERATING RESULTS

Overview

After the completion of the Company’s restructuring discussed above in “History and Development of the Company,” the financial results of the Company for fiscal year 2009 were mainly comprised of the Company’s share of the earnings and financial results of its affiliate, Hangzhou Zhongce, and the unrealized gain on trading securities. Currently, the Company is still actively looking for new investments. The PRC market continues to be the focus of world industry, and the Company is confident in the PRC market and continues to explore appropriate investment projects to expand its business network in the PRC.

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

Accounting Estimates

The accounting estimates inherent in the preparation of the consolidated financial statements of the Company mainly include estimates associated with respect to collectability of receivable, impairment of available-for-sale securities, valuation allowances of deferred tax assets and valuation of derivative instruments. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, as well as current and expected economic conditions. Additionally, the Company constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate.

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

Derivatives Embedded in Certain Debt Securities

Convertible notes of Rosedale held by the Company contain features that enable the Company to convert the debt securities into common stock of Rosedale. These features represent embedded derivatives that are required to be accounted for separately from the related debt securities. The estimated fair value of these features is valued using an option-pricing model, which requires us to make assumptions with respect to variables including the share price volatility of common stock of Rosedale, expected time to expiration, and expected dividend yield of Rosedale. Changes in these assumptions could significantly affect the amount of change in fair value of the conversion option we recognize in our consolidated financial statements. The adjustments will be required until the conversion features are either triggered or expire.

Results of Operations: Fiscal year ended December 31, 2009 compared with fiscal year ended December 31, 2008

The Company

The Rmb2.8 million on operating loss from operating activities mainly represented the administrative expenses incurred for the year ended December 31, 2009. General and administrative expenses comprised expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2009 amounted to Rmb2.8 million, a decrease of Rmb3 million, compared to Rmb5.8 million in 2008. Management continued to cut down administrative expenses such as professional fees, audit fees, etc during the current year.

Interest income amounted to Rmb3.3 million in 2009, a decrease of Rmb1.6 million compared to Rmb4.9 million in 2008. Interest income on notes receivable decreased by Rmb1.6 million as the notes of Rmb20.5 million were settled during 2009.

For 2009, the Company recorded a consolidated net income of Rmb247.0 million, or Rmb27.39 per share. By comparison, the net loss and the net loss per share in 2008 was Rmb71.4 million and Rmb7.92, respectively. Profit before income tax and equity in earnings from affiliates for the year ended December 31, 2009 increased to Rmb17.3 million compared to loss of Rmb116.4 million in 2008. The net income for the fiscal year 2009 consisted mainly of unrealized gain recognized on trading securities amounting to Rmb15.5 million, investment income of Rmb6 million, interest income of Rmb3.3 million, interest expenses of Rmb4.5 million, income tax expense of Rmb25.5 million and the Company’s share of net profit of Hangzhou Zhongce in an amount of Rmb255.1 million.

Tire Business

For the year ended December 31, 2009, Hangzhou Zhongce recorded a consolidated turnover of approximately Rmb15,145 million, an increase of approximately 12.6% as compared to the same period in 2008 of approximately Rmb13,446 million. The audited consolidated net profit for the year ended December 31, 2009 increased to approximately Rmb981.2 million from approximately Rmb136.3 million for the year ended December 31, 2008. In 2009, the automobile industry rebounded significantly after the economic downturn occurred in the fourth quarter of 2008, as a result the demand for tires also increased accordingly.

Results of Operations: Fiscal year ended December 31, 2008 compared with fiscal year ended December 31, 2007

The Company

General and administrative expenses comprised expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2008 amounted to Rmb5.8 million, a decrease of Rmb0.4 million or 7%, compared to Rmb6.2 million in 2007.

Operating loss from operating activities amounted to Rmb5.8 million in 2008 compared with a profit of Rmb13.1 million in 2007. The Rmb5.8 million on operating loss from operating activities mainly represented administrative expenses incurred for the year ended December 31, 2008. In 2007, the Company recorded a gain on disposal of certain subsidiaries of Rmb19.3 million.

Interest income amounted to Rmb4.9 million in 2008, a decrease of Rmb4.6 million, compared to Rmb9.5 million in 2007. The decrease mainly represented the interest income associated with the convertible note of Rosedale decreased by Rmb6.2 million as the Company exercised its conversion rights in principal amount of Rmb223.4 million and offset with the increase of Rmb1.7 million interest income on notes receivable during 2008.

Consolidated net loss for 2008 increased to Rmb71.4 million compared to Rmb28.2 million for 2007. The loss for 2008 consisted primarily of: a net loss recognized on trading securities sold during the year of Rmb2.6 million; an unrealized loss recognized on trading securities of Rmb56.7 million; a loss upon a decrease in fair value of the call option associated with the convertible note of Rosedale of Rmb4.2 million, an impairment loss recognized on available-for-sale securities of Rmb69.5 million; and interest expense of Rmb3.8 million. These losses and expenses were partially offset by the partial refund of the deposit paid for Xiang Zhang Garden in an amount of Rmb17 million, an income tax benefit of Rmb9.5 million, the receipt of the Company’s share of the net profit of Hangzhou Zhongce in an amount of Rmb35.4 million and interest income of Rmb4.9 million.

For the year ended December 31, 2008, the Company recorded a consolidated net loss of Rmb7.92 per share. By comparison, the net loss per share in 2007 was Rmb3.12.

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

Impact of Tax Regulations

For the impact of tax regulations on the Company, see Note 11 to the Consolidated Financial Statements of the Company included in “Item 18. Financial Statements”.

B. LIQUIDITY AND CAPITAL RESOURCES

Our 2009 operations were entirely funded by internally generated funds. Cash for financing the operations of the Company was principally obtained through the disposal of trading securities and repayment from related parties. During 2008 and 2009, the Company saw continuation of challenging financial and economic conditions. Although some signs of improvement have started to emerge, the performance of key economies remains uncertain.

The Company’s working capital saw a slight improvement in 2009, calculated as current assets less current liabilities, a negative working capital of Rmb89.7 million as of December 31, 2008 decreased to Rmb74.3 million as of December 31, 2009.

Over the last few years, cash flow for financing the operations of the Company was primarily obtained from the disposal of trading securities. As at December 31, 2009, the Company still held approximately Rmb97.3 million of marketable securities. In 2009 and 2008, the net cash used in operating activities was approximately Rmb3.6 million and Rmb67.0 million, respectively. The net cash provided by investing activities and used in financing activities in 2009 was approximately Rmb5.3 million and Rmb1.2 million, respectively; compared with Rmb4.4 million used in investing activities and Rmb71.1 million provided by financing activities in 2008.

Other than the Memorandum of Understanding, as described in Item 4 of this Form 20-F, a refundable deposit of Rmb75 million was paid for the acquisition of investments during the year ended December 31, 2008; and the Convertible Notes receivable of Rosedale amounted to approximately Rmb52 million as described in Item 7 of this Form 20-F, which note matured in June 2011 and subsequently fully settled, no transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Company have been entered into during 2009. In management’s opinion, the Group has sufficient cash and cash equivalents, notes receivable and trading securities to support its working capital for its present requirements.

For the years ended December 31, 2008 and 2009, the Company had no expenditure for property, plant and equipment.

In addition, cash and cash equivalents of the Company increased from Rmb0.1 million at December 31, 2008 to Rmb0.2 million at December 31, 2009 of which approximately Rmb30,000 (approximately US$4,000) were U.S. dollar deposits included in cash and cash equivalents.

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

D. TREND INFORMATION

Following its sale of a portion of its interest in Hangzhou Zhongce in 2003, the Company does not have a majority-owned operating subsidiary as of the date of this report. As of the date of this report, following its sale of a portion of its interest in Rosedale in 2007, the Company’s financial result were largely dependent on its equity in earnings of the affiliated company, Hangzhou Zhongce, the shares of which the Company disposed of in November 2011, as discussed above. Having positioned itself as a conglomerate investor in China, the Company anticipates that it will maintain its conservative and cautious investment posture in the coming year and to contribute its effort to explore new investment opportunities.

E. OFF-BALANCE SHEET ARRANGEMENTS

For the year of 2009, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Additionally, the Company had not undertaken any guarantees as of December 31, 2009.

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

On June 16, 2004, the Company entered into a conditional agreement with an independent third party in relation to the proposed acquisition of the Xiang Zhang Garden for a total consideration of Rmb450 million. Regarding this agreement, as of December 31, 2007, the Company had outstanding capital commitments for the acquisition of properties amounting to approximately Rmb402 million. As of December 31, 2009, the Company had capital commitments for acquisition of equity interest amounting to Rmb75 million in respect of the MOU entered into in April 2008.

	Payments due by period
	Less than 1 year	1-3 years	More than 3 years
Contractual Obligation	Rmb’000	Rmb’000	Rmb’000

Acquisition of investment	75,000	—	—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position	Employed Since

Allan Yap	56	Chairman, Chief Executive Officer and Director	2001	(1)
Eva Chan Ling	46	Deputy Chairman and Director	2004	(2)
Dorothy Law	42	Director	2000
Richard Whittall	53	Independent Director and Audit Committee Member	2000
Lien Kait Long	64	Director	1999
Sin Chi Fai	52	Independent Director and Audit Committee Member	2010	(3)
Jimmy Chow Chun Man	42	Chief Financial Officer	2003

(1)	Dr. Allan Yap is the Chairman of Hanny and served as an executive director of China Strategic Holdings Limited, a publicly listed company in Hong Kong, until his resignation on June 16, 2006.
(2)	Ms. Eva Chan Ling is an executive director of China Strategic Holdings Limited.
(3)	Mr. Sin Chi Fai is an independent non-executive director of Hanny. He was also an independent non-executive director, a member of the audit committee and a member of the remuneration committee of China Strategic Holdings Limited until his resignation on October 30, 2007.

There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above. None of the directors or executive officers was elected or appointed pursuant to an arrangement or understanding with any third party.

Biographies of Directors and Senior Management

Dr. Allan Yap, age 56, is the chairman, chief executive officer and a director of the Company. He obtained the honorary degree of Doctor of Laws and has over 29 years’ experience in finance, investment and banking. Dr. Yap is the chairman of Hanny, a publicly listed company in Hong Kong. He is also the chairman and chief executive officer of Burcon NutraScience Corporation, a company whose shares are listed on the Toronto Stock Exchange in Canada, NASDAQ Stock Exchange in the United States and the Frankfurt Stock Exchange in Germany. Dr. Yap is an executive chairman of PSC Corporation Limited, Intraco Limited and Tat Seng Packaging Group Limited, all of which are publicly listed companies in Singapore. He is also the chairman of MRI Holdings Limited. The recommendation by the directors of MRI Holdings Limited to return its assets to its shareholders by way of members’ voluntary liquidation was approved by its shareholders on April 29, 2010. Dr. Yap had been an executive director of Rosedale, a public listed company in Hong Kong, and retired on May 25, 2011. He had also been an executive director of China Strategic Holdings Limited, Big Media Group Limited (now known as Neo Telemedia Limited) and See Corporation Limited, all are publicly listed companies in Hong Kong, and resigned on June 16, 2006, July 20, 2009 and June 13, 2011, respectively. Dr. Yap was appointed as the chairman and chief executive officer of the Company on December 1, 2004.

Ms. Eva Chan Ling, age 46, is a deputy chairman and a director of the Company. She has over 23 years’ experience in auditing, accounting and finance in both international accounting firms and listed companies. Ms. Chan is a member of the Institute of Chartered Accountants in Australia, a fellow member of the Association of Chartered Certified Accountants and also a practicing member of the Hong Kong Institute of Certified Public Accountants. Effective from June 1, 2009, Ms. Chan is the managing director of Rosedale. She is an executive director of China Strategic Holdings Limited and an independent non-executive director of Trasy Gold Ex Limited, both publicly listed companies in Hong Kong. She is also a director of MRI Holdings Limited. She had been an independent non-executive director of Wonson International Holdings Limited (now known as China Ocean Shipbuilding Industry Group Limited), a publicly listed company in Hong Kong, and resigned on August 13, 2008. Ms. Chan was appointed as deputy chairman of the Company on December 1, 2004.

Ms. Dorothy Law, age 42, is a director of the Company. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and she has also been admitted as a Solicitor of the High Court of Hong Kong (non-practicing). Ms. Law is Senior Vice President, Legal and Corporate Secretary of Burcon NutraScience Corporation.

Mr. Richard Whittall, age 53, is an independent director and the chairman of the audit committee of the Company. He is a partner in Watershed Capital Partners Inc., an investment banking firm, based in Vancouver, British Columbia, Canada. Mr. Whittall has 23 years’ experience in investment banking, advising domestic and international companies in the areas of fund raising, mergers, acquisitions, divestitures and strategic business alliances. Mr. Whittall currently serves as a director of a number of public and private companies, including Burcon NutraScience Corporation, Fortress Paper Inc., GVIC Corp., Canadian General Investments Limited and Canadian World Fund Limited.

Mr. Lien Kait Long, age 64, is a director of the Company. Mr. Lien holds a bachelor’s degree in commerce and is a fellow member of the Institute of Certified Public Accountants of Singapore and CPA Australia. He has extensive experience in finance, corporate management and business investment. He has held a number of senior management positions as well as executive directorships in various public and private corporations in Singapore, Hong Kong and China. He is also a director of MRI Holdings Limited. Mr. Lien currently serves as an independent director on the board of several Singapore and Chinese Companies listed on the Singapore Exchange Securities Trading Limited.

Mr. Sin Chi Fai, age 52, is appointed an independent director and an audit committee member of the Company on June 9, 2010. Mr. Sin obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 15 years’ experience in banking field and has over 15 years’ sales and marketing experience in information technology industries. Mr. Sin currently serves as an independent non-executive director of Rosedale and Hanny, both publicly listed companies in Hong Kong. Mr. Sin is also currently a director and shareholder of a Singapore company engaged in the distribution of data storage media and computer-related products throughout Asia. Mr. Sin had been an independent non-executive director, member of the audit committee, and member of the remuneration committee of China Strategic Holdings Limited, and Wonson International Holdings Limited (now known as China Ocean Shipbuilding Industry Group Limited), both publicly listed companies in Hong Kong, and resigned on October 30, 2007 and May 15, 2008 respectively.

Mr. Jimmy Chow Chun Man, age 42, was appointed as the chief financial officer of the Company on September 24, 2003. Mr. Chow holds a Bachelor Degree in Accountancy and is a member of both CPA Australia and the Hong Kong Institute of Certified Public Accountants. He has over 15 years’ of experiences in auditing, financial reporting and corporate finance. Mr. Chow is also a senior vice president of Hanny.

B. COMPENSATION

For the year ended December 31, 2009, the aggregate amount of compensation paid by the Company and its subsidiaries to the Company’s directors and executive officers, for service in all capacities, was approximately Rmb819,000 (US$0.12 million). The grant of bonuses is determined at the discretion of the board of directors. No bonuses were paid in the year 2009 or granted with respect to the year 2009.

The following table summarizes the compensation received by our executive and non-executive directors and senior management in the year 2009.

Name	Salary (USD)	Salary (Rmb)	Total(USD)	Total(Rmb)

Executive Director

Allan Yap	20,000	136,600	20,000	136,600

Eva Chan Ling	20,000	136,600	20,000	136,600

Non-Executive Director

Dorothy Law	20,000	136,600	20,000	136,600

Lien Kait Long	20,000	136,600	20,000	136,600

Richard Whittall	20,000	136,600	20,000	136,600

David Edwin Bussmann	20,000	136,600	20,000	136,600

No officer or director received any non-cash compensation in 2009.

C. BOARD PRACTICES

Mr. David Edwin Bussmann resigned as director of the Company effective on April 21, 2010 and Mr. Sin Chi Fai has been appointed as director and member of the audit committee of the Company on June 9, 2010 to fill the vacancy. The 2010 annual general meeting of the Company was held on March 31, 2011, all six existing directors were re-elected and to hold office until the next annual general meeting of the Company.

No director of the Company has entered into any service contract nor is entitled to any benefits upon termination of employment with the Company.

The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. During the year 2009, the audit committee of the Company consisted of Mr. Richard Whittall and Mr. David Edwin Bussmann. As of the date of this filing, the audit committee of the Company consisted of Mr. Richard Whittall and Mr. Sin Chi Fai.

D. EMPLOYEES

As of December 31, 2007, 2008 and 2009, the Company had no employees.

E. SHARE OWNERSHIP

As of December 31, 2009, none of the Company’s directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Based on filings on Schedule 13G under the Exchange Act and public announcements/circulars/annual reports of China Strategic Holdings Limited and Hanny pursuant to the Listing Rules of HKSE, as of December 31, 2009, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company:

Name of holder	Number of shares held	Percentage of class

Hanny Holdings Limited (1) (2) (3)(4)	2,610,600	26.1%
William F. Harnisch (5)	516,175	5.7%

(1)	On March 26, 2008, Hanny disclosed by way of announcement posted on the website of the HKSE that it would sell to an independent third party its entire issued share capital held in Kamthorn Limited, which held approximately 18.1% equity interest in the issued share capital of the Company. The transaction was completed in May 2008.
(2)	On July 30, 2008, Hanny further disclosed in its annual report 2007-08 that 29.2% interest including the interest as mentioned in (1) above in the issued share capital of the Company was disposed of subsequent to its financial year ended March 31, 2008.
(3)	The 2,610,600 shares that Hanny beneficially owned during the fiscal year 2009 included 610,600 shares held by its indirect, non-wholly owned subsidiary, which represented an effective equity interest of 3.88% in the issued share capital of the Company.
(4)	On December 7, 2010, Hanny disclosed by way of announcement posted on the website of the HKSE that its indirect wholly-owned subsidiary had conditionally agreed to purchase 610,600 shares of the Company from its indirect, non-wholly owned subsidiary (that is, the number of shares as mentioned in note (3) above). Upon completion, Hanny group’s effective equity interest in the Company increased from 26.06% to 28.95%.
(5)	(a) According to Amendment No. 17 to a report on Schedule 13G/A dated February 16, 2010, the 516,175 shares beneficially owned by William F. Harnisch consist of (A) 79,800 shares beneficially owned individually by Mr. Harnisch; and (B) (i) 218,775 shares beneficially owned by Grenadier Fund; (ii) 116,100 shares beneficially owned by Triumph Fund II L.P.; (iii) 52,500 shares beneficially owned by Peconic Partners International Fund Ltd.; (iv) 46,300 shares beneficially owned by Permal U.S. Capital Growth Ltd.; and (v) 2,700 shares beneficially owned by Triumph Fund III L.P., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above five clients.

(b) According to Amendment No. 6 to a report on Schedule 13G/A dated February 14, 2012, the number of shares beneficially owned by William F. Harnisch as of December 31, 2010 changed to 469,875 shares, representing a 5.21% equity interest in the Company, consisting of (A) 79,800 shares beneficially owned individually by Mr. Harnisch; and (B) (i) 218,775 shares beneficially owned by Grenadier Fund; (ii) 116,100 shares beneficially owned by Triumph Fund II L.P.; (iii) 52,500 shares beneficially owned by Peconic Partners International Fund Ltd.; and (iv) 2,700 shares beneficially owned by Triumph Fund III L.P., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above mentioned clients.

According to the shareholders list provided to the Company by its transfer agent, there were 56 shareholders (representing all issued common stock of 9,017,310 shares) of record of the Company’s common stock as of June 29, 2012.

B. RELATED PARTY TRANSACTIONS

Acquisition of 100% equity interest in certain subsidiaries from Hanny

In April 2008, the Company acquired a 100% equity interest in Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited, companies engaged in securities investment, from Hanny Magnetics (B.V.I) Limited, subsidiary of Hanny Holdings Limited (“HHL”). Pursuant to the terms of the acquisition agreements, total consideration was Rmb34,417,000 (US$5,045,000), and the amount was settled through current account with HHL. The primary assets acquired were the securities held and the acquisition has been accounted for as an acquisition of assets.

Convertible Notes

On March 23, 2006, Rosedale entered into a subscription agreement with the Company and other subscribers for convertible notes with an aggregate principal amount of HK$1,000,000,000, of which the Company agreed to subscribe for HK$300,000,000. The initial conversion price of the convertible notes was HK$0.79 per share, subject to anti-dilutive adjustments. In July 2008, the conversion price was reduced from HK$0.79 per shares to HK$0.339 per share as a result of rights issue of Rosedale. Unless previously converted or lapsed or redeemed by Rosedale, Rosedale will redeem the convertible notes on the fifth anniversary from the date of issue of the convertible notes at a redemption amount equal to 110% of the principal amount of the convertible notes outstanding. The Company has the right to convert the whole or any part (in an amount or integral multiple of HK$1,000,000) of the principal amount of the convertible notes into shares of Rosedale at the then prevailing conversion price.

Subject to certain restrictions intended to facilitate compliance with relevant rules and regulations, each noteholder has the right to exchange all or part (in the amount or integral multiple of HK$10,000,000) of 50% of the initial principal amount of its convertible notes for shares of any company that is an affiliated company of Rosedale as defined in the Rules Governing the Listing of Securities on the HKSE or a subsidiary of Rosedale that is to be listed on a stock exchange through an initial public offering at the price, subject to anti-dilutive adjustments, at which the such shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated company or subsidiary in the future is at the sole discretion of the directors of Rosedale. During 2007, the Company converted a total of HK$237,000,000 of convertible notes of Rosedale into ordinary shares at conversion price of HK$0.79 per share. The Company did not convert any convertible notes of Rosedale in 2008 and 2009.

In July 2009, Rosedale made a repurchase offer to all Convertible Notes holders to repurchase the Convertible Notes at their full value by issuing its share at HK$0.035 per share (the “Repurchase Offer I”). Rosedale has to fulfill several conditions before the completion of the offer as stated in the Repurchase Offer I agreement. As of November 11, 2009, the Board of Directors of Rosedale determined Rosedale could not fulfill certain of the conditions and the Repurchase Offer I lapsed automatically.

In December 2009, Rosedale made another repurchase offer to all Convertible Notes holders to repurchase the Convertible Notes at a price equal to 80% of the outstanding principal amount of the Convertible Notes (the “Repurchase Offer II”). The Repurchase Offer II is conditional upon fulfillment of several conditions. The Group accepted the Repurchase Offer II in full. However, Rosedale could not fulfill certain of the conditions and the Repurchase Offer II also lapsed automatically.

Other Related Party Transactions

The Company entered into the following related party transactions:

	2008	2009
	Rmb’000	Rmb’000
Due from:
CSH and its subsidiaries	118	118
GDI and its subsidiaries (“GDI Group”)	2,162	2
Hanny and its subsidiaries (except GDI Group)	31,747	1,267
Rosedale and its subsidiaries	20,012	28,766

	54,039	30,153

Due to:
CSH and its subsidiaries	658	394
GDI and its subsidiaries	2,780	1,737
Hanny and its subsidiaries (except GDI Group) (“Hanny Group”)	118,170	94,545
ITC and its subsidiaries (except Hanny Group and GDI Group)	1,660	—
Rosedale and its subsidiaries	1,627	523
Paul Y. Finance Limited	—	9,744

	124,895	106,943

As of December 31, 2008 and 2009, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the Consolidated Financial Statements to the Company included in “Item 18. Financial Statements” of this Annual Report. See also “Item 17. Financial Statements” of this Annual Report for financial statements of Hangzhou Zhongce, included pursuant to the requirements of Article 3-09 of Regulation S-X.

Dividend Policy

On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2007, 2008 and 2009, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will depend on the Company’s results of operations and financial condition, and other factors deemed relevant by its board of directors.

Since the Company is a holding company, its ability to pay dividends depends substantially on its receipt of distributions from its subsidiaries. Applicable Chinese laws and regulations require that, before a Sino-foreign equity joint venture enterprise (such as each PRC subsidiary) distributes profits to investors, it must: (1) satisfy all tax liabilities; (2) provide for losses in previous years; and (3) make allocations, in proportions determined at the sole discretion of the board of directors, to a general reserve fund and an enterprise expansion fund. During 2007, 2008 and 2009, no distribution of dividends was made from any subsidiary to the Company.

B. SIGNIFICANT CHANGES

On February 2, 2010, Rosedale had completed a capital reorganization which involved, among others, consolidation of every twenty (20) of its then issued shares of HK$0.01 each into 1 issued consolidated share of HK$0.20 each. Consequently, the conversion price of the Convertible Notes was adjusted from HK$0.339 to HK$6.780 with effect from February 1, 2010.

On June 23, 2010, Rosedale announced that it proposed to make a repurchase offer to repurchase the Convertible Notes (the “Repurchase Offer III”). The Company did not accept the Repurchase Offer III.

Pursuant to the instrument constituting the Convertible Notes, the conversion price of the Convertible Notes is to be adjusted from HK$6.780 to HK$6.774 (the “Adjustment”) as a result of the issue and allotment of 111,666,000 shares pursuant to the terms of the Repurchase Offer III. Since the Adjustment when aggregated with the 2009 Adjustment is less than 3% of the prevailing conversion price of HK$6.780, pursuant to the terms and conditions of the Notes, the 2009 Adjustment and the Adjustment will not take effect but shall be carried forward and be taken into account in the next subsequent adjustment.

On June 1, 2011, the Company, through Wealth Faith Limited, its direct, wholly owned subsidiary, entered into a Memorandum of Understanding under which Wealth Faith Limited will acquire from a third party vendor certain equity interest in an investment holding company of a joint venture golf and hotel complex in the PRC. Under the Memorandum of Understanding, deposits amounting to HK$154.8 million or approximately US$20 million have been paid to the third party vendor. At the date of this Annual Report, no formal agreement had been entered into.

The Company did not convert any of the Convertible Notes of Rosedale that it held in 2010 or 2011. On June 7, 2011, the maturity date of the Convertible Notes, there were a total of HK$63,000,000, or approximately US$8 million, of Convertible Notes outstanding and all such notes have been subsequently fully settled.

On June 30, 2011, the Memorandum of Understanding, dated April 15, 2008, between a direct, wholly owned subsidiary of the Company and a third party regarding the acquisition of certain equity interest in a property investment company, lapsed. The deposit of Rmb67,500,000, or approximately US$10 million was refunded to the Company.

On November 28, 2011, the Company sold all of its ownership interests in Hangzhou Zhongce Rubber Company Limited to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands, for a purchase price of Rmb600,000,000 or approximately US$94 million. Approximately US$6.3 million of the proceeds otherwise payable to the Company were instead deposited into the account of a tax service provider for payment of taxes related to the transaction.

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

The following table sets forth, for the periods indicated, the high and low closing sale prices of the common stock as reported by the OTC Securities Market from January 1, 2005 to December 31, 2009.

Year Ended	High (US$)	Low (US$)
December 31, 2009	0.50	0.03
December 31, 2008	0.60	0.02
December 31, 2007	2.21	0.55
December 31, 2006	2.59	0.40
December 31, 2005	2.30	0.31

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2009 and each of the most recent periods.

Quarter Ended	High (US$)	Low (US$)
December 31, 2010	0.06	0.01
September 30, 2010	0.07	0.04
June 30, 2010	0.16	0.05
March 31, 2010	0.19	0.05
December 31, 2009	0.12	0.05
September 30, 2009	0.12	0.05
June 30, 2009	0.50	0.04
March 31, 2009	0.35	0.03
December 31, 2008	0.25	0.02
September 30, 2008	0.35	0.15
June 30, 2008	0.35	0.26
March 31, 2008	0.60	0.26

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

Month Ended	High (US$)	Low (US$)
June 30, 2012	1.11	1.10
May 31, 2012	1.10	1.10
April 30, 2012	1.11	1.10
March 31, 2012	1.54	1.06
February 29, 2012	1.70	1.00
January 31, 2012	1.75	0.85

ITEM 10.	ADDITIONAL INFORMATION

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

On June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at the par value of US$0.01 per share. In September 2006, upon the request of the sole holder of the Supervoting Common Stock and pursuant to the Company’s bylaws, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock, US$0.01 par value. There were no outstanding shares of Supervoting Common Stock as of December 31, 2008 and 2009.

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

•

An agreement dated December 5, 2007 entered into between the Company and Martin Pacific Limited for the sale and purchase of the entire issued share capital of Manwide Holdings Limited and Rosedale Luxury Hotel & Suites Limited for the consideration of HK$500,000.

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

British Virgin Islands (“BVI”) Taxation

The Company has certain of its subsidiaries incorporated under the laws of the BVI. Pursuant to the rules and regulations of the BVI, these subsidiaries are not subject to any income tax in the BVI.

Under the International Business Companies Act of the BVI, as currently in effect, a holder of common stock who is not a resident of BVI is exempt from BVI income tax on dividends paid with respect to the common stock and all holders of common stock are not liable for BVI income tax on gains realized during that year on sale or disposal of such shares; BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by the BVI on companies incorporated under the International Business Companies Act. In addition, the common stock is not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

United States Federal Income Taxation

Taxation of Shareholders

The following discussion addresses the United States Federal income taxation of a United States Investor (i.e., a United States citizen or resident, corporation or partnership organized under the laws of the United States or any state thereof, an estate subject to United States tax on all of its income regardless of source or a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons) making an investment in the Company’s common stock. The summary does not address the United States tax treatment of certain types of investors (e.g., a dealer or trader in securities, a regulated investment company or a grantor trust, individual retirement and other tax deferred accounts, a bank, financial institution or life insurance company, a tax-exempt organization, a person liable for the alternative minimum tax, a person who receives shares in compensation for services, certain U.S. expatriates, or a person that holds shares as part of a straddle or a hedging or conversion transaction) or of persons other than a U.S. Investor, all of whom may be subject to tax rules that differ significantly from those summarized below. If the U.S. investor holds its common stock through a foreign branch or other foreign business unit, the following discussion may not be accurate in all respects as to such investor. Investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of State, local or foreign tax laws to which they may be subject. In addition, future changes to United States tax laws could have an effect on the United States Federal income tax consequences of the purchase, ownership and disposition of common stock.

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

The “controlled foreign corporation” (“CFC”) and “passive foreign investment company” rules under United States Federal income tax law could apply to the Company and U.S. investors who own Common Stock. Based on the current and anticipated ownership of the Company, the Company does not believe it will constitute a CFC. In light of the Company’s disposition of most of its operating subsidiaries or its majority interests in such subsidiaries during the prior three years, there is some risk that the Company could qualify as a passive foreign investment company for 2009 or subsequent years. The Company does not believe it was a passive foreign investment company during 2009; however, since passive foreign investment company status is determined annually, there can be no assurance that the Company might not become a passive foreign investment company in 2010 or subsequent years.

United States Backup Withholding and Information Reporting

Dividends on and proceeds from the sale, redemption or other disposition of common stock made within the United States, or by a U.S. payer or U.S. middleman, to a holder of common stock generally will be reported to the U.S. Internal Revenue Service unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is currently 28 percent. Any amounts withheld under the backup withholding tax rules will be refunded or allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The Company is subject to certain of the information reporting requirements of the Exchange Act. The Company, as a “foreign private issuer,” is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of the Company’s shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, the Company does file with the SEC an Annual Report on Form 20-F containing consolidated financial statements audited by an independent accounting firm. The Company also furnishes as an interim report on Form 6-K containing unaudited financial information after the end of a six-month period in a year.

Documents concerning us that are referred to herein may be inspected at the Company’s offices at Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong. You may read and copy any document that the Company files with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to fluctuations in interest rates and currency exchange rates primarily with respect to any borrowings it may make and to our operating results. Under its current policies, the Company does not use interest rate derivative instruments to manage exposure to interest rate changes.

Exchange Rate Information

The Consolidated Financial Statements are prepared in Rmb. The financial statements of foreign subsidiaries are translated into Renminbi in accordance with ASC Topic 830, Foreign Currency Matters.

The Hong Kong dollar is tied to and allowed to fluctuate within a narrow range against the value of the U.S. dollar. Historically, there has been no material fluctuation in the exchange rate between the Rmb and the U.S. dollar and restrictions were set on the flow of Rmb between the PRC and the United States. Starting on July 21, 2005, the PRC shifted to a managed floating exchange rate regime based on market supply and demand with reference to a basket of other currencies. The Renminbi is no longer pegged to the U.S. dollar.

Fluctuations in the value of foreign currencies cause U.S. dollar translated amounts to change in comparison with previous periods. However, the fluctuation in exchange rates did not have material effect on the financial position of the Company in the past three years.

Foreign Currency Risk

As our major assets and liabilities are comprised of a mixture of items denominated in Renminbi or Hong Kong dollars, our business and operating results may be materially affected in the event of a severe increase or decrease in the value of the Renminbi against other currencies. If the Renminbi appreciates against the Hong Kong dollar, our operating expenses and net income may be affected depending upon the then composition of our assets and liabilities.

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

As of December 31, 2009, the Company had no open forward contracts or option contracts. The Company’s cash on hand as of December 31, 2009 was Rmb0.2 million of which approximately Rmb30,000 equivalents (approximately US$4,000) were held in U.S. dollar deposits.

Interest Rate Fluctuations

The Company’s interest income is sensitive to change in interest rates. The Company held a short-term notes receivable of Rmb20.5 million as of December 31, 2008, which bore a floating rate of interest. The notes receivable was fully settled during 2009.

The Company did not have any short-term or long-term debt which bore a floating interest rate as of December 31, 2008 or 2009.

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

Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are ineffective as they are not sufficient to ensure that the information that the Company is required to disclose in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. The Company is developing a set of procedures and controls that will allow it to meet such time periods specified in the Securities and Exchange Commission rules and forms and to ensure that information required to be disclosed by it in its reports is accumulated and communicated to its management, including the Issuer’s principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The directors and management of the Company are responsible for establishing and maintaining adequate internal control over our financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance, but not absolute assurance, regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:

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

4.	Provide reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements will be prevented or detected in a timely manner.

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

Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2009.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report on Form 20-F.

There have been no changes in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

As the Company’s common stock is not currently listed on a U.S. national securities exchange, the Company is not obligated to have an audit committee of the board of directors. The Company has, however, had an Audit Committee for many years and continues to do so. As of December 31, 2009, the Company’s Board of Directors has determined that the two members of the Audit Committee, Mr. Richard Whittall and Mr. David Edwin Bussmann, do not qualify as “audit committee financial experts” as defined by Item 401(h) of Regulation S-K adopted pursuant to the Exchange Act. The Company is currently in the process of seeking a qualified financial expert for the audit committee.

ITEM 16B	CODE OF ETHICS

The Company has adopted a Code of Ethics for the Chief Executive and Senior Financial Officers, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 14.1 to this Annual Report on Form 20-F.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for services rendered by our principal external auditors for the periods indicated below:

	2008	2009
	US$’000	US$’000
Audit Fees	298	192
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	298	192

Audit fees means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. Services comprising the fees disclosed under this category also involve principally limited reviews performed on our consolidated financial statements and the audits of the annual financial statements of our subsidiaries and affiliated companies.

Audit-related fees means the aggregate fees in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”.

The Audit Committee members are responsible for the review of the quality and performance of external auditors. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors. Under the policy, the Audit Committee pre-approves all auditing services. The engagement of Crowe Horwath (HK) CPA Limited as independent registered public accounting firm has been approved by the Audit Committee. If the Audit Committee approves an audit service within the scope of the engagement of the audit service, such audit service is deemed to have been pre-approved.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As the Company’s common stock is not listed on a U.S. national securities exchange, the information called for by Part II, Item 16D of the Form 20-F is not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company has not made any repurchases of its equity securities during the period covered by this report.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previously reported on a Form 6K dated December 3, 2010 (as amended on January 26, 2011).

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See the Index to the Consolidated Financial Statements accompanying this report beginning on page F-1.

Pursuant to Article 3-09 of Regulation S-X of the Exchange Act, separate financial statements of significant unconsolidated companies of the Company prepared in accordance with U.S. GAAP or reconciled to U.S. GAAP must be filed as part of the Company’s Form 20-F. During 2007, the Company disposed of a significant portion of its interest in Rosedale held and, following that disposition, Rosedale was accounted for as trading securities.

Hangzhou Zhongce prepared its statutory financial statements in accordance with the accounting principles and the relevant financial regulations as established by the Ministry of Finance of the PRC; however, for the purposes of complying with Article 3-09 of Regulation S-X, Hangzhou Zhongce prepared separate financial statements in accordance with U.S. GAAP. Pursuant to Article 3-09 of Regulation S-X, Hangzhou Zhongce’s financial statements for the three years ended December 31, 2007, 2008 and 2009 accompany this report beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

See the Index to the Consolidated Financial Statements accompanying this report beginning page FF-1.

HANGZHOU ZHONGCE RUBBER CO., LTD.

Report of Independent Registered Public

Accounting Firm and Consolidated Financial Statements

for the years ended December 31, 2007, 2008 and 2009

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HANGZHOU ZHONGCE RUBBER CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hangzhou Zhongce Rubber Co., Ltd.

We have audited the accompanying consolidated balance sheets of Hangzhou Zhongce Rubber Co., Ltd. (the “Company”) and its subsidiaries (collectively referred as the “Group”) as of December 31, 2008 and 2009, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2009, with the adoption of new accounting standards, the Company changed its methods of presentation and disclosure requirements for noncontrolling interests, and retrospectively applied the requirements to all periods presented.

Our audits also comprehended the translation of Renminbi amounts into United States Dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(n). Such United States Dollar amounts are presented solely for the convenience of the readers in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd., Shanghai, China

May 31, 2011

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands)

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$
Revenues:
- third parties	11,649,022	13,389,625	15,084,814	2,209,193
- related parties	137,305	56,326	60,514	8,862

Total	11,786,327	13,445,951	15,145,328	2,218,055
Cost of revenues	(10,431,737)	(12,190,132)	(12,936,757)	(1,894,607)

Gross profit	1,354,590	1,255,819	2,208,571	323,448
Selling, general and administrative expenses	(748,530)	(756,503)	(877,338)	(128,487)
Government subsidies	1,165	18,977	28,439	4,165
Other operating income (loss), net	(4,290)	(40,484)	16,669	2,441

Operating income	602,935	477,809	1,376,341	201,567
Non-operating income (expenses):
Interest income	6,593	4,785	6,314	925
Interest expenses	(159,431)	(252,383)	(178,176)	(26,094)
Other income (loss)	(9,849)	(6,770)	549	80

Income before income taxes and noncontrolling interests	440,248	223,441	1,205,028	176,478
Income tax expenses (note 8)	(38,201)	(77,408)	(181,748)	(26,617)

Net income	402,047	146,033	1,023,280	149,861

Net income attributable to noncontrolling interests	(16,360)	(9,707)	(42,059)	(6,160)

Net income attributable to the shareholders of the Company	385,687	136,326	981,221	143,701

See accompanying notes to consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of December 31,
	2008	2009	2009
	Rmb	Rmb	US$

ASSETS

Current assets:
Cash and cash equivalents	399,840	810,774	118,739
Restricted cash	98,364	17,271	2,529
Accounts receivable, net of allowances for doubtful receivables Rmb69,628 in 2008 and Rmb69,838 (US$10,228) in 2009	1,055,099	815,297	119,401
Notes receivables (note 4)	19,875	111,245	16,292
Other receivables	13,048	93,449	13,686
Inventories (note 5)	1,938,025	2,163,466	316,843
Prepaid expenses and other current assets	162,877	135,332	19,820
Due from related companies (note 11)	39,512	74,711	10,942
Deferred tax assets (note 8)	87,835	113,688	16,650

Total current assets	3,814,475	4,335,233	634,902

Prepayments for equipment	66,855	164,256	24,056
Property, plant and equipment, net (note 6)	4,124,429	4,498,832	658,861
Land use rights (note 6)	230,928	284,836	41,714
Deferred tax assets (note 8)	13,691	13,626	1,995
Due from related companies (note 11)	887	1,965	287
Other assets	2,201	2,250	330

Total assets	8,253,466	9,300,998	1,362,145

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED BALANCE SHEETS — continued

(Amounts in thousands)

	As of December 31,
	2008	2009	2009
	Rmb	Rmb	US$
LIABILITIES AND EQUITY

Current liabilities:
Short-term bank loans (note 7)	2,812,012	1,901,000	278,404
Current portion of long-term bank loans (note 7)	438,000	480,000	70,297
Accounts payable	1,266,383	1,509,734	221,103
Advances from customers	168,199	367,462	53,815
Transportation expenses payable	75,489	109,808	16,082
Other payables	313,846	358,639	52,523
Government subsidies	247,352	475,462	69,632
Accrued liabilities	411,027	457,415	66,989
Due to related companies (note 11)	20,724	93,839	13,743
Income taxes payable (note 8)	10,862	120,035	17,579

Total current liabilities	5,763,894	5,873,394	860,167
Long-term bank loans, net of current portion (note 7)	735,000	640,000	93,729
Due to a shareholder (note 11)	134	134	20

Total liabilities	6,499,028	6,513,528	953,916

Commitments and contingencies (note 9)

Equity:
Registered capital	613,603	613,603	89,863
Additional paid-in capital	20,266	20,266	2,968
Retained earnings	879,539	1,860,760	272,511

Total equity	1,513,408	2,494,629	365,342

Noncontrolling interests	241,030	292,841	42,887

Total equity	1,754,438	2,787,470	408,229

Total liabilities and equity	8,253,466	9,300,998	1,362,145

See accompanying notes to consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(Amounts in thousands)

	Registered capital	Additional paid-in capital	Retained earnings	Total	Noncontrolling Interests	Total equity
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2007	613,603	20,266	357,526	991,395	214,963	1,206,358
Net income	—	—	385,687	385,687	16,360	402,047

Balance at December 31, 2007	613,603	20,266	743,213	1,377,082	231,323	1,608,405
Net income	—	—	136,326	136,326	9,707	146,033

Balance at December 31, 2008	613,603	20,266	879,539	1,513,408	241,030	1,754,438
Net income	—	—	981,221	981,221	42,059	1,023,280
Capital injection	—	—	—	—	9,752	9,752

Balance at December 31, 2009	613,603	20,266	1,860,760	2,494,629	292,841	2,787,470

Balance at December 31, 2009 (in US$)	89,863	2,968	272,511	365,342	42,887	408,229

See accompanying notes to consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income	402,047	146,033	1,023,280	149,861
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	(61,175)	29,728	(25,788)	(3,777)
Loss (gain) on disposal of property, plant and equipment	4,871	(398)	20,035	2,934
Depreciation	343,627	443,016	559,286	81,908
Amortization	3,170	4,732	5,525	809
Allowance for doubtful accounts receivable	7,883	8,026	210	31
Changes in operating assets and liabilities:
Accounts and other receivables	72,363	(253,067)	159,191	23,314
Notes receivables	(24,742)	55,657	(91,370)	(13,381)
Inventories	(149,888)	(69,680)	(225,441)	(33,016)
Prepaid expenses and other current assets	(2,694)	(88,105)	27,545	4,034
Prepaid land use right	(454)	(111,665)	(59,433)	(8,704)
Due from related companies	(17,960)	(11,872)	(35,199)	(5,155)
Other assets	(369)	(983)	(49)	(7)
Accounts payable and other payables	(29,715)	328,107	528,551	77,407
Government subsidies	2,498	33,283	27,523	4,031
Due to related companies	4,690	14,406	73,115	10,708
Accrued liabilities	99,453	57,212	46,388	6,794
Income taxes payable	30,785	(45,508)	109,173	15,988

Net cash provided by operating activities	684,390	538,922	2,142,542	313,779

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — continued

(Amounts in thousands)

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$
Cash flows from investing activities:
Purchase of property, plant and equipment	(937,190)	(1,355,899)	(966,414)	(141,532)
(Increase) decrease in prepayment paid for property, plant and equipment	(90,287)	169,738	(97,401)	(14,265)
Increase in government subsidies	—	17,466	200,587	29,376
(Increase) decrease in restricted bank deposits	58,745	(80,954)	81,093	11,876
Proceeds from disposal of property, plant and equipment	8,429	5,167	5,865	859
(Increase) decrease in due from related companies	(708)	1,203	(1,078)	(158)

Net cash used in investing activities	(961,011)	(1,243,279)	(777,348)	(113,844)

Cash flows from financing activities:
Capital injection from noncontrolling interests	—	—	9,752	1,428
Proceeds from short-term bank loans	2,929,636	6,087,688	2,907,251	425,771
Repayment of short-term bank loans	(2,958,934)	(5,427,444)	(3,818,263)	(559,190)
Proceeds from long-term bank loans	427,645	659,699	540,000	79,084
Repayment of long-term bank loans	(139,000)	(472,344)	(593,000)	(86,846)
Proceed from issue of debenture	360,000	—	—	—
Repayment of debenture payable	—	(360,000)	—	—
Repayment of loans from a related company	(7,923)	(22,669)	—	—
Increase (decrease) in amount due to a shareholder	(67)	67	—	—

Net cash provided by (used in) financing activities	611,357	464,997	(954,260)	(139,753)

Net increase (decrease) in cash and cash equivalents	334,736	(239,360)	410,934	60,182
Cash and cash equivalents, beginning of the year	304,464	639,200	399,840	58,557

Cash and cash equivalents, end of the year	639,200	399,840	810,774	118,739

Supplemental disclosures of cash flow information:
Interest paid	187,935	249,192	182,028	26,658
Income tax paid	68,591	93,187	98,363	14,405

Non-cash investing activities:
Other payables for property, plant and equipment	88,816	74,189	(6,825)	(1,000)

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

The Company is the primary beneficiary of Hangzhou Sunrise because (i) the Company receives a majority of the expected residual returns of Hangzhou Sunrise by virtue of its 49.2% equity interest in Hangzhou Sunrise; and (ii) the Company has guaranteed more than majority portion of bank loans of Hangzhou Sunrise since fiscal 2000, and accordingly, the Company will absorb a majority of Hangzhou Sunrise’s expected losses disproportional to its expected return if Hangzhou Sunrise is unable to repay its bank loans as they fall due. The Company has consolidated Hangzhou Sunrise as its variable interest entity for the three years ended December 31, 2009.

The following balance sheet amounts of the Hangzhou Sunrise were included in the Company’s consolidated balance sheets as of December 31, 2008 and 2009:

	2008	2009	2009
	Rmb	Rmb	US$

Total assets	1,456,978	1,617,809	236,931

Total liabilities	1,097,795	1,216,890	178,215

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)

1.	ORGANIZATION AND BASIS OF PREPARATION — continued

These consolidated financial statements are prepared assuming that the Group will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. The Group has net current liabilities of Rmb1,538,161 (US$225,266) as of December 31, 2009, with bank borrowings of Rmb2,381,000 (US$348,701) which will be matured in 2010.

The consolidated financial statements do not include any adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classification that might be necessary if the Group is unable to continue as a going concern.

The Group’s continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis and to obtain additional financing as may be required.

The Group has historically met cash needs from borrowings and operating cash flows. Subsequent to the balance sheet date, the Group has obtained new bank borrowings of Rmb841,250 repayable substantially from 2012 to 2014.

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

Bank deposits pledged as security for bank guarantees and bank drafts, and those bank balances for staff quarter repair and maintenance as required by PRC municipal government amounted to Rmb98,364 and Rmb17,271 (US$2,529) as of December 31, 2008, and 2009, respectively.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(d)	Inventories

Inventories are stated at the lower of cost, on an average cost basis, or market value. Costs of work-in-progress and finished goods comprise direct materials, direct labor and an attributable proportion of production overheads. The Group writes down the cost of excess and slow moving inventories to the estimated market value based on forecast demand. Slow moving inventories amounted to Rmb14,840 and Rmb14,840 (US$2,173) were written down for the year ended December 31, 2008 and 2009, respectively.

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

Construction-in-progress represents factory and office buildings under construction and plant and machinery pending installation. Interest capitalized was Rmb28,504, Rmb34,604 and Rmb7,744 (US$1,134) for the years ended December 31, 2007, 2008 and 2009, respectively. Assets under construction are not depreciated until construction completed and the assets are ready for their intended use.

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

The Group presents revenues net of sales taxes incurred, which amounted to Rmb58,413, Rmb53,079 and Rmb47,483 (US$6,954) for the years ended December 31, 2007, 2008 and 2009, respectively.

(i)	Shipping and Handling Fees and Costs

Costs for transportation of products to customers is recorded as selling, general and administrative expenses, and amounted to Rmb268,668, Rmb288,010 and Rmb372,764 (US$54,592) for the years ended December 31, 2007, 2008 and 2009, respectively.

(j)	Advertising Expenses

Advertising expenses were Rmb3,705, Rmb3,013 and Rmb13,167 (US$1,928) for the years ended December 31, 2007, 2008 and 2009, respectively.

(k)	Government Subsidies

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

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Income Taxes — continued

Effective January 1, 2007, the Company adopted the FASB authoritative guidance clarifying the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There is no material impact of adoption of this guidance on the Company’s consolidated financial statements.

(n)	Foreign Currencies

The functional currency of the Company and its subsidiaries is Renminbi (“Rmb”). Foreign currency transactions are translated into the functional currencies of the Company and its subsidiaries at the applicable exchange rates quoted by the People’s Bank of China (the “exchange rates”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statement of operations. The Group had foreign exchange loss of Rmb28,257, Rmb10,024 and Rmb2,341 (US$343) in 2007, 2008 and 2009, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market.

The translation of Rmb amounts into United States dollar (US$) amounts as of and for the year December 31, 2009 are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb6.8282, the noon buying rates from Federal Reserve Bank of New York on December 31, 2009. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that or at any other rate.

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

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(p)	Fair Value of Financial Instruments

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the Company considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(r)	Recently Issued Accounting Pronouncements

In June 2009, the FASB issued amendments to ASC 810-10, “Consolidation-Overall” (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exception if the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for the Company’s fiscal year beginning January 1, 2010. The adoption of this new guidance is not expected to have a material impact on the Company’s financial position, result of operation or cash flows.

In August 2009, the FASB issued Accounting Standard Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820)-Measuring Liabilities at Fire Value”. ASU 2009-05 amends ASC 820-10, “Fire Value Measurements and Disclosures-Overall”, for the fire value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fire value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fire value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence if a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provision of ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after January 1, 2010. Early application is permitted. The adoption of this new guidance is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(r)	Recently Issued Accounting Pronouncements — continued

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements”. ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company is currently evaluating the impact of adoption on its financial position, results of operations or cash flows.

In October 2010, the FASB issued an authoritative pronouncement on accounting for costs associated with acquiring or renewing insurance contracts. The objective of this guidance is to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral and specified which costs incurred in the acquisition of new and renewal contracts should be capitalized. The guidance is effective for fiscal years beginning after December 15, 2011. While the guidance is required to be applied prospectively upon adoption, retrospective application is also permitted (to all prior periods presented). Early adoption is also permitted, but only at the beginning of an entity’s annual reporting period. The Company is evaluating the impact, if any, of the adoption of the guidance. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

3.	ACCOUNTING CHANGES

On January 1, 2009, the Company adopted the new accounting standard relating to noncontrolling interests (previously referred to as minority interests) that changed the accounting and reporting for noncontrolling interests in the consolidated financial statements. The noncontrolling interests as of December 31, 2009 were mainly composed by the share of interests owned by the noncontrolling interests related to the PRC subsidiaries which are not 100% owned by the Company. The new standard is effective for the Company on a prospective basis, except for presentation and disclosure requirements that are applied retrospectively.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)

3.	ACCOUNTING CHANGES — continued

Adjustments related to retrospective adoption of new accounting pronouncements — certain prior year amounts in the Company’s audited consolidated financial statements have been adjusted to reflect the retrospective adoption of the new standards on noncontrolling interests. The impacts on the audited Consolidated Balance Sheet as of December 31, 2008, and the audited Statements of Operations for the years ended December 2007 and 2008, and the audited Statements of Cash Flows for the years ended December 31, 2007 and 2008 are summarized below.

Audited consolidated balance sheet as of December 31, 2008.

Financial statement line	As Previously Report	Adjustments Noncontrolling Interest	As adjusted

Total assets	8,253,466	—	8,253,466
Total liabilities	6,499,028	—	6,499,028
Minority interest (1)	241,030	(241,030)	—
Noncontrolling interest (1)	—	241,030	241,030
Total equity	1,513,408	241,030	1,754,438
Total liabilities and equity	8,253,466	—	8,253,466

(1)	The adoption resulted in a change in the presentation on the consolidated balance sheet.

Audited consolidated statement of operations and comprehensive income for the year ended December 31, 2008

	As Previously Report	Adjustments Noncontrolling Interest	As adjusted

Minority interest (1)	(9,707)	9,707	—
Net income	136,326	9,707	146,033
Net income attributable to Noncontrolling interests (1)	—	(9,707)	(9,707)
Net income attributable to the shareholders of the Company	136,326	—	136,326

(1)	The adoption resulted in a change in the presentation on the consolidated statement of operations and comprehensive income.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)

3.	ACCOUNTING CHANGES — continued

Audited consolidated statement of operations and comprehensive income for the year ended December 31, 2007

	As Previously Report	Adjustments Noncontrolling Interest	As adjusted

Minority interest (1)	(16,360)	16,360	—
Net income	385,687	16,360	402,047
Net income attributable to Noncontrolling interests (1)	—	(16,360)	(16,360)
Net income attributable to the shareholders of the Company	385,687	—	385,687

(1)	The adoption resulted in a change in the presentation on the consolidated statement of operations and comprehensive income.

4.	NOTES RECEIVABLES

Notes receivables represent bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group.

5.	INVENTORIES

Inventories by major categories are summarized as follows:

	2008	2009	2009
	Rmb	Rmb	US$
Raw materials	518,364	907,879	132,960
Work-in-progress	63,212	133,601	19,566
Finished goods	1,356,449	1,121,986	164,317

	1,938,025	2,163,466	316,843

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT, NET AND LAND USE RIGHTS

	2008	2009	2009
	Rmb	Rmb	US$
Property, plant and equipment, net consists of the following:
At cost:
Buildings	733,846	1,108,042	162,274
Leasehold improvement	1,350	1,350	198
Machinery and equipment	4,185,440	5,024,287	735,814
Motor vehicles	37,360	42,057	6,159
Furniture, fixtures and office equipment	374,041	527,004	77,181

Total	5,332,037	6,702,740	981,626
Less: Accumulated depreciation	(1,969,263)	(2,461,387)	(360,473)
Construction-in-progress	761,655	257,479	37,708

Total	4,124,429	4,498,832	658,861

Depreciation expenses of property, plant and equipment were Rmb343,627, Rmb443,016 and Rmb559,286 (US$81,908) and amortization expenses of land use rights were Rmb3,170, Rmb4,732 and Rmb5,525 (US$809)for the years ended December 31, 2007, 2008 and 2009, respectively.

As of December 31, 2008 and 2009, the Group had not obtained land use right certificates on certain of their land use rights with a carrying amount of Rmb2,613 and Rmb20,568 (US$3,012), respectively. As of December 31, 2008 and 2009, Hangzhou Sunrise and Fu Yang have pledged certain land use rights, buildings and plant and machinery having an aggregate carrying amount of Rmb250,863 and Rmb241,562 (US$35,377), respectively to secure bank loans to the Group.

7.	BANK LOANS

As of December 31, 2008 and 2009, long-term bank loans of Rmb70,000 and Rmb70,000 (US$10,252) were secured by land use right, respectively. Also, long-term bank loans of Rmb250,000 and Rmb600,000 (US$87,871) were guaranteed by a third party as of December 31, 2008 and 2009, respectively. Long-term bank loans carried annual average interest rate of 6.5% in 2008 and 5.7% in 2009.

The outstanding balances of long-term bank loans as of December 31, 2009 were repayable as follows:

	Rmb	US$
2010	480,000	70,297
2011	539,700	79,040
2012	80,300	11,760
2013	20,000	2,929
2014	—	—

	1,120,000	164,026

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)

7.	BANK LOANS — continued

As of December 31, 2008 and 2009, short-term bank loans are repayable on demand or within twelve months from the balance sheet dates.

As of December 31, 2008 and 2009, Rmb604,000 and Rmb404,000 (US$59,166) of the short-term bank loans were guaranteed by third parties. Also, short-term bank loans of Rmb92,000 and Rmb92,000 (US$13,474) were secured by land use right, building and plant and machinery of the Group as of December 31, 2008 and 2009, respectively. The short-term bank loans carried annual average interest rate of 6.7% in 2008 and 5.7% in 2009.

As of December 31, 2008 and 2009, Rmb857,000 and Rmb624,500 (US$91,459) of the bank loans of the Company were guaranteed by Hangzhou Sunrise.

These borrowings do not contain any financial covenants.

8.	INCOME TAXES

Income taxes consists of:

	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$
PRC Enterprise Income Tax (“EIT”)
Current	99,376	47,680	207,536	30,394
Deferred taxation expenses (benefit)
- Current	(19,510)	(22,279)	(25,788)	(3,777)
- Change in tax rate	(41,665)	52,007	—	—

	38,201	77,408	181,748	26,617

Before the new enterprise income tax (“EIT”) law in the PRC (the “New EIT Law”) and its implementation regulations became effective on January 1, 2008, the Company and its subsidiaries were subject to the PRC Enterprises Income Tax (“EIT”) rate 33% as of December 31, 2007.

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (the “New Tax Law”), which was effective from January 1, 2008. The New Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% of worldwide income. The new tax rate became effective in January 1, 2008.

Due to the changes in the New Tax Law in March 2007, the Company’s deferred tax balances were calculated based on the newly enacted tax rate to be effective January 1, 2008. The impact on the deferred taxes resulting from change in enacted tax was an adjustment to the net deferred tax assets of Rmb41,665, representing an increase in net deferred tax assets and an increase in deferred tax benefit.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)

8.	INCOME TAXES — continued

On December 16, 2008, the Company obtained a High and New Technology Enterprise certificate for a valid period of 3 years and is entitled to a preferential tax rate of 15% from 2008 to 2010. The impact on the deferred taxes resulting from change in enacted tax is an adjustment to the net deferred tax assets of Rmb52,007, representing decrease in net deferred tax assets and an increase in deferred tax expenses.

On August 7, 2009, Hangzhou Sunrise obtained a High and New Technology Enterprise certificate for a valid period of 3 years and is entitled to a preferential tax rate of 15% from 2009 to 2011. The impact on the deferred taxes resulting from change in enacted tax is zero.

Effective on January 1, 2007, the Company adopted the provisions of ASC 740-10, “Income Taxes-Overall” (previously FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of SFAS No. 109”). Based on its analysis under ASC 740-10, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in financial statements. The Company has no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Group classifies interest related to income tax matters in income tax expense. As of December 31, 2009, there is no interest related to uncertain tax positions. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The reconciliation of the effective income tax rate based on profit before income taxes and noncontrolling interests stated in the consolidated statements of operations to the statutory income tax rates in the PRC is as follows:

	2007	2008	2009
Tax provision at PRC enterprise income tax rates	33%	25%	25%
Effect of Company’s lower income tax rate	(15%)	(10%)	(9%)
Effect of change in tax rate	(9%)	23%	—
Others	—	(3%)	(1%)

Effective tax rate	9%	35%	15%

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)

8.	INCOME TAXES — continued

The tax impact of temporary differences give rise to the following deferred tax assets and liabilities are as follows:

	2008	2009	2009
	Rmb	Rmb	US$

Deferred tax assets:
Allowance for doubtful receivables	10,431	10,486	1,536
Warranty expenses	21,750	34,920	5,114
Accrued liabilities	50,317	49,921	7,311
Depreciation	13,241	24,624	3,606
Others	5,787	7,363	1,078

Total deferred tax assets	101,526	127,314	18,645

Net deferred tax asset is classified as follows:

	2008	2009	2009
	Rmb	Rmb	US$
Current
Deferred tax assets	87,835	113,688	16,650
Non-current
Deferred tax assets	13,691	13,626	1,995

Total deferred tax assets	101,526	127,314	18,645

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. The Group believes it is more-likely-than-not that the Group will realize the benefits of these deductible differences. Accordingly, no valuation allowance has currently been established. The amount of the deferred tax assets considered to be realizable, however, could be reduced in the near term if estimates of future taxable income during the tax loss carry forward periods are reduced.

9.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2008 and 2009, the Group had outstanding capital commitments for construction of factory premises and purchase of equipment amounting to approximately Rmb250,072 and Rmb522,575 (US$76,532), respectively.

The Group leases certain of its warehouses under non-cancelable operating leases. Rental expense was Rmb40,169, Rmb43,075 and Rmb63,505 (US$9,300) for the years ended December 31, 2007, 2008 and 2009, respectively.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)

9.	COMMITMENTS AND CONTINGENCIES — continued

Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2009 is:

	Rmb	US$

2010	50,714	7,427
2011 and above	12,791	1,873

Total minimum lease payments	63,505	9,300

The Group also records an estimate of the product warranty obligation at the time of sale based on the Group’s historical experience. Changes in product warranty provision are as follows:

	2008	2009	2009
	Rmb	Rmb	US$

Balance at beginning of year	155,102	145,000	21,235
Warranties paid	(524,118)	(633,948)	(92,843)
Warranty provision	514,016	721,748	105,701

Balance at end of year	145,000	232,800	34,093

In addition, the Group provided guarantees to third parties as of December 31, 2009. These guarantees are full and unconditional and would require the Group to make scheduled payments immediately if the third parties failed to do so. As of December 31, 2008 and 2009, the maximum potential future payments of the bank guarantees to be Rmb203,000 and Rmb406,590 (US$59,546). The Group estimated that the fair value of the obligations assumed under guarantees as of December 31, 2008 and 2009 to be Rmb4,465 and Rmb12,275 (US$1,798) and recognized liabilities for such amount in the financial statements.

10.	DISTRIBUTION OF PROFIT

(a)	Dividends

The Group can declare dividends based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under US GAAP. The Group had an aggregate retained earnings on a consolidation basis of Rmb861,870 and Rmb1,869,061(US$273,727) as of December 31, 2008 and 2009, as reported in their statutory financial statements.

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

Included in the retained earnings of the Group as of December 31, 2007, 2008 and 2009, was non-distributable amounts of Rmb1,288, Rmb1,288 and Rmb2,171 (US$318).

11.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

(a)	Due from (to) Related Companies

Amounts due from (to) related parties are as follows:

	Note	2008	2009	2009
		Rmb	Rmb	US$

Due from related companies:
- Current	(1)	39,512	74,711	10,942

- Non-current	(2)	887	1,965	287

Due to related companies:
- Current	(3)	20,724	93,839	13,743

(1)	The related companies were the subsidiaries owned by a shareholder of the Company. The balances were unsecured, non-interest bearing and repayable on demand.
(2)	The related companies were shareholder of the Company and a joint venture partner of Hangzhou Sunrise. The balances were unsecured, non-interest bearing and repayable after one year.
(3)	The related companies included a shareholder of the Company, a subsidiary owned by a shareholder of the Company and a joint venture partner of FCJ. The balances were unsecured, non-interest bearing and repayable on demand.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)

11.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS — continued

(b)	Amount due to a shareholder

	2008	2009	2009
	Rmb	Rmb	US$

Amount due to a shareholder	134	134	20

The amount due to a shareholder was unsecured, non-interest bearing and repayable on demand.

(c)	Transaction with Related Companies

The Group paid sub-contracting charges to a shareholder of the Company of approximately Rmb33,716, Rmb38,819 and Rmb57,947 (US$8,486) for tire processing for the years ended December 31, 2007, 2008 and 2009, respectively.

The Company paid rental charge to a subsidiary owned by a shareholder of the Company of approximately Nil, Nil and Rmb2,424 (US$355) that have been reflected in the Group’s consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, respectively.

The Group recorded repair charge to a subsidiary owned by a shareholder of the Company of approximately Nil, Nil and Rmb300,690 (US$44,036) for the years ended December 31, 2007, 2008 and 2009, respectively.

The Group recorded purchases from a shareholder of the Company of approximately Nil, Nil and Rmb21,198 (US$3,104) for the years ended December 31, 2007, 2008 and 2009, respectively.

The Group recorded purchases from subsidiaries owned by shareholders of the Company of approximately Rmb97,082, Rmb66,740 and Rmb26,353 (US$3,859) for the years ended December 31, 2007, 2008 and 2009, respectively.

The Group recorded sales to a shareholder of the Company of approximately Rmb367, Rmb673 and Rmb136 (US$20) for the years ended December 31, 2007, 2008 and 2009, respectively.

The Group recorded sales to subsidiaries owned by shareholders of the Company of approximately Rmb136,938, Rmb55,653 and Rmb60,377 (US$8,842) for the years ended December 31, 2007, 2008 and 2009, respectively.

The Group recorded repair income from shareholders of the Company of approximately Nil, Rmb86,413 and Rmb552 (US$81) for the years ended December 31, 2007, 2008 and 2009, respectively.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands unless otherwise stated)

11.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS — continued

(c)	Transaction with Related Companies — continued

The Group recorded sales of scrap to a subsidiary owned by a shareholder of the Company of approximately Nil, Rmb10,652 and Rmb2,051 (US$300) for the years ended December 31, 2007, 2008 and 2009, respectively.

The Group recorded sales of raw materials to a shareholder of the Company of approximately Nil, Nil and Rmb8,002 (US$1,172) for years ended December 31, 2007, 2008 and 2009, respectively.

The Group recorded sales of raw material to subsidiaries owned by shareholders of the Company of approximately Nil, Nil and Rmb95,002 (US$13,913) for years ended December 31, 2007, 2008 and 2009, respectively.

12.	STAFF RETIREMENT PLANS

All of the Chinese employees of the Group are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The Group is only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 12% to 20% of basic monthly salaries for the years ended December 31, 2007, 2008 and 2009. The expenses reported in the consolidated statements of operations and comprehensive income related to these arrangements were Rmb77,881, Rmb77,968 and Rmb71,738 (US$10,506) for the years ended December 31, 2007, 2008 and 2009, respectively.

***********

CHINA ENTERPRISES LIMITED

Reports of Independent Registered Public Accounting Firms

and Consolidated Financial Statements

For the years ended December 31, 2007, 2008 and 2009

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

We have audited the accompanying consolidated balance sheet of China Enterprises Limited (“Company”) and subsidiaries as of December 31, 2009 and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in Note 2(h) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.

Crowe Horwath (HK) CPA Limited

Hong Kong, China

March 7, 2011

(except for Note 19, as to which the date is August 3, 2012)

FF-1(a)

To the Board of Directors and the Shareholders of China Enterprises Limited:

We have audited the accompanying consolidated balance sheet of China Enterprises Limited and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the years ended December 31, 2007 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE TOUCHE TOHMATSU

Certified Public Accountants

Hong Kong

January 27, 2010

FF-1(b)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$

Operating activities
General and administrative expenses	(6,208)	(5,770)	(2,819)	(413)
Gain on disposal of subsidiaries (note 4)	19,325	—	—	—
Non-operating income (expenses):
Interest income	9,536	4,865	3,291	482
Interest expense	(104)	(3,834)	(4,493)	(658)
Investment income	—	1,228	6,062	888
Compensation income (note 9)	—	17,000	—	—
Net realised loss recognized on investments	(90,891)	(2,568)	(780)	(114)
Unrealized gain (loss) on trading securities still held at the balance sheet date	(12,158)	(56,673)	15,483	2,268
Change in fair value of conversion option (note 8)	19,248	(4,244)	72	11
Loss on disposal of interest in an equity method affiliate (note 7)	(68,991)	—	—	—
Impairment loss recognized on available-for-sale securities	—	(69,524)	—	—
Exchange gain	—	3,105	530	77

Profit (loss) before income tax and equity in earnings at equity method affiliates	(130,243)	(116,415)	17,346	2,541
Income tax benefit (expense) (note 11)	(19,324)	9,529	(25,512)	(3,738)
Equity in earnings of equity method affiliates	121,389	35,445	255,117	37,375

Net income (loss)	(28,178)	(71,441)	246,951	36,178

Earnings (loss) per common share Basic and diluted	(3.12)	(7.92)	27.39	4.01

Weighted average number of shares used in the calculation of earnings (loss) per common share Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2008	2009	2009
	Rmb	Rmb	US$
ASSETS

Current assets:
Cash and cash equivalents	120	229	33
Notes receivable (note 5)	20,523	—	—
Prepaid expenses and other current assets	169	965	141
Due from related parties (note 16)	54,039	30,153	4,417
Trading securities	51,078	63,750	9,339

Total current assets	125,929	95,097	13,930

Investments in and advances to equity method affiliates (less allowance of Rmb7,601 in 2008 and 2009) (note 7)	393,350	648,467	95,001
Convertible note receivable (note 8)	49,668	51,789	7,587
Deposit paid for acquisition of investment (note 10)	75,000	75,000	10,988
Available-for-sale securities	33,992	33,546	4,915
Other assets	6	6	1

Total assets	677,945	903,905	132,422

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Due to related parties (note 16)	124,895	106,943	15,667
Amounts due to securities brokers	41,239	29,884	4,378
Other payable	16,763	1,095	161
Accrued liabilities	5,663	4,522	662
Other taxes payable	2,753	2,753	403
Income taxes payable	24,282	24,240	3,551

Total current liabilities	215,595	169,437	24,822

Deferred tax liability (note 11)	3,545	29,057	4,257

Total liabilities	219,140	198,494	29,079

Commitments and contingencies (note 14)

Shareholders’ equity:
Common stock — par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding at December 31, 2008 and December 31, 2009) (note 12)	770	770	113
Additional paid-in capital	1,000,958	1,000,958	146,641
Accumulated other comprehensive losses	(15,367)	(15,712)	(2,302)
Accumulated deficit	(527,556)	(280,605)	(41,109)

Total shareholders’ equity	458,805	705,411	103,343

Total liabilities and shareholders’ equity	677,945	903,905	132,422

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME (LOSSES)

(Amounts in thousands, except number of shares)

	Supervoting common stock	Common stock	Supervoting common stock	Common stock	Additional paid-in capital	Accumulated other compre- hensive (losses) income	Accumulated deficit	Total	Comprehensive income (losses)
			Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2007	—	9,017,310	—	770	1,026,237	227	(427,937)	599,297	—

Net loss	—	—	—	—	—	—	(28,178)	(28,178)	(28,178)
Recognition of equity-settled share based payments of an equity method affiliate	—	—	—	—	558	—	—	558	—
Dilution of interest in an equity method affiliate (note 7)	—	—	—	—	(25,837)	—	—	(25,837)	—
Release upon disposal of interest in an equity method affiliate	—	—	—	—	—	(2,924)	—	(2,924)	(2,924)
Foreign currency translation adjustment	—	—	—	—	—	(4,591)	—	(4,591)	(4,591)

Balance at December 31, 2007	—	9,017,310	—	770	1,000,958	(7,288)	(456,115)	538,325	(35,693)

Net loss	—	—	—	—	—	—	(71,441)	(71,441)	(71,441)
Foreign currency translation adjustment	—	—	—	—	—	(8,079)	—	(8,079)	(8,079)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(69,524)	—	(69,524)	(69,524)
Impairment loss on available-for-sale securities	—	—	—	—	—	69,524	—	69,524	69,524

Balance at December 31, 2008	—	9,017,310	—	770	1,000,958	(15,367)	(527,556)	458,805	(79,520)

Net income	—	—	—	—	—	—	246,951	246,951	246,951
Foreign currency translation adjustment	—	—	—	—	—	(174)	—	(174)	(174)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(171)	—	(171)	(171)

Balance at December 31, 2009	—	9,017,310	—	770	1,000,958	(15,712)	(280,605)	705,411	246,606

Balance at December 31, 2009 (in US$)			—	113	146,641	(2,302)	(41,109)	103,343	36,128

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income (loss)	(28,178)	(71,441)	246,951	36,178
Adjustments to reconcile net loss to net cash used in operating activities:
Net realized loss recognized on available-for-sale securities	—	—	(1,128)	(165)
Change in fair value of conversion option	(19,248)	4,244	(72)	(11)
Impairment loss on available-for-sale securities	—	69,524	—	—
Equity in earnings of equity method affiliates	(121,389)	(35,445)	(255,117)	(37,375)
Dividend received from associate	1,766	—	—	—
Compensation income from disclaiming rights in deposit paid for acquisition of properties	—	(17,000)	—	—
Loss on disposal of interest in an equity method affiliate	68,991	—	—	—
Gain on disposal of subsidiaries	(19,325)	—	—	—
Depreciation and amortization	57	—	—	—
Amortization of discount on subscription of convertible note receivable	(9,358)	(3,180)	(3,275)	(480)
Interest income from convertible note	5,908	1,124	1,110	163
Interest income from notes receivable and related party receivable	—	(1,684)	(16)	(2)
Write-off of other current assets	—	467	—	—
Deferred tax	19,324	(15,779)	25,512	3,738
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(3,072)	47	(789)	(116)
Accounts and other payables	—	—	(15,668)	(2,295)
Accrued liabilities	2,010	2,086	(1,141)	(167)

Net cash used in operating activities	(102,514)	(67,037)	(3,633)	(532)

Cash flows from investing activities:
Decrease (increase) in due from related parties	(135,021)	20,456	27,648	4,050
(Increase) decrease in trading securities	229,144	28,349	(23,646)	(3,464)
Investments in and advances to equity method affiliates, net	(10,137)	—	—	—
Proceeds from disposals of interest in an equity method affiliate	137,603	—	—	—
Purchase of available-for-sale securities	—	(53,232)	—	—
Proceeds from available-for-sale securities	—	—	1,326	194
Disposal of subsidiaries	(12,431)	—	—	—

Net cash provided by (used in) investing activities	209,158	(4,427)	5,328	780

CONSOLIDATED STATEMENTS OF CASH FLOWS — continued

(Amounts in thousands)

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$

Cash flows provided by (used in) financing activities:
Change in due to related parties	(112,778)	71,061	(1,191)	(174)

Effect of exchange rate change	(465)	2	(395)	(58)

Net increase (decrease) in cash and cash equivalents	(6,599)	(401)	109	16
Cash and cash equivalents, beginning of year	7,120	521	120	17

Cash and cash equivalents, end of year	521	120	229	33

Supplemental schedule of cash flow information:
Interest paid	(104)	(3,834)	(4,493)	(658)

Non-cash investing and financing activities:
Conversion of convertible note receivable, and the related transfer from derivative instruments, to equity interest in an affiliate (see note 8)	157,974	—	—	—
Conversion of convertible note receivable, and the related transfer from derivative instruments, to trading securities (see note 8)	82,417	—	—	—
Transfer of retained interest in an equity method affiliate to trading securities upon its disposal	159,155	—	—	—
Assignment of receivable and notes receivable through current accounts of related parties	20,153	15,846	—	—
Settlement of notes receivables and other payable (see note 5)	—	—	20,523	3,007
Compensation income received and deposit paid on behalf by a former subsidiary	—	75,000	—	—
Acquisition of subsidiaries (see note 3)
Disposal of subsidiaries (see note 4)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Enterprises Limited (the “Company”) was incorporated in Bermuda on January 28, 1993. Its common stock trades on the OTC (Over-the-Counter) Securities Market in the United States of America (the “US”).

China Strategic Holdings Limited (“CSH”), a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny Holdings Limited (“HHL”), a public company listed on HKSE. In June 2006, HHL acquired a controlling interest in GDI and became the parent company. On December 8, 2006, HHL became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and as a result ITC became the ultimate parent company. On May 18, 2007, HHL ceased to be a subsidiary of ITC and HHL and became the ultimate parent company till April 7, 2008 when HHL reduced its equity interest in the Company. There have been no further changes in the Company’s ownership status.

The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which primarily consist of Million Good Limited (“Million Good”, incorporated in the British Virgin Islands, “BVI”, principally engaged in investment holding), Wealth Faith Limited (“Wealth Faith”, incorporated in the BVI, principally engaged in investment holding), Cosmos Regent Limited (“Cosmos Regent”, incorporated in the BVI, principally engaged in investment holding), Cyber Generation Limited (“Cyber Generation”, incorporated in the BVI, principally engaged in investment holding) and Whole Good Limited (“Whole Good”, incorporated in the BVI, principally engaged in investment holding). The Company and all of its subsidiaries are collectively referred to as the “Group”.

As of December 31, 2008 and 2009, the Company also had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

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

The Company consolidates all entities in which it is the primary beneficiary of variable interests in variable interest entities and entities in which it has a controlling financial interest. The Company did not have a variable interest in any variable interest entity during the periods presented.

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

Investment in equity method affiliates is accounted for under the equity method, under which the amount of the investment is recorded at cost, with adjustments to recognize the Group’s share of the earnings or losses of the unconsolidated subsidiaries from the date of acquisition. The amount recorded in income is adjusted to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between the Group’s cost and the underlying equity in net assets of the affiliate at the date of investment. The investment amount is also adjusted to reflect the Group’s share of changes in the equity method affiliates’ capital. Dividends received from the unconsolidated subsidiaries reduce the carrying amount of the investment.

(d)	Cash and Cash Equivalents

The Company considers cash on hand, demand deposits with banks with original maturities of three months or less when purchased to be cash and cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(e)	Trading Securities

Trading securities refer to equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Company’s investments in trading securities is based on the quoted market price on the last business day of the fiscal year.

(f)	Available-for-sale Securities

Available-for-sale securities consist of quoted equity securities that are not designated as trading securities. They are held at fair value with unrealized gains and losses, net of tax, reported in accumulated other comprehensive loss. Any unrealized losses that are deemed other-than-temporary are included in current period earnings and removed from accumulated other comprehensive loss.

Realized gains and losses on investment securities are included in current period earnings. For purposes of computing realized gains and losses, the cost basis of each investment sold is generally based on the average cost method.

The Company regularly evaluates whether the decline in fair value of available-for-sale securities is other-than-temporary and objective evidence of impairment could include:

•	The severity and duration of the fair value decline;

•	Deterioration in the financial condition of the issuer; and

•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.

During the year ended December 31, 2008, Rmb69,524 of losses previously classified in other comprehensive losses were reclassified into earnings to recognize an other-than-temporary decline in fair value. No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2007 and 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(g)	Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements and unutilized tax loss carry forwards by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

The Company adopted ASC Topic 740, Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

(h)	Foreign Currencies

The functional currency of the Company and its Hong Kong domiciled subsidiaries is Hong Kong dollars. The Company has elected Renminbi as its reporting currency.

Foreign currency transactions are translated into the functional currencies of the Company and its subsidiaries at the applicable exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statement of operations.

Assets and liabilities of the Company and its subsidiaries domiciled in Hong Kong have been translated into Renminbi at the rates of exchange prevailing at the balance sheet and all income and expense items are translated into Renminbi at the average rates of exchange over the year. Exchange differences resulting from the translation have been recorded as a component of comprehensive losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(h)	Foreign Currencies — continued

The translation of Renminbi amounts into US$ amounts as of and for the year December 31, 2009 are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb6.83, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2009. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

(i)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common shares during fiscal 2007, 2008 and 2009. As a result, no diluted earnings (loss) per share was presented for 2007, 2008 and 2009.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(l)	Comprehensive Income (Losses)

Comprehensive income (losses) represents changes in equity resulting from transactions and other events and circumstances from non-owner sources. Comprehensive income (losses) consists of net income (loss) and the foreign exchange differences arising from translation to reporting currency and unrealized gains and losses on available-for-sale securities.

(m)	Recently Issued Accounting Pronouncements

In December 2009, FASB issued ASU No. 2009-16, “Accounting for Transfers of Financial Assets”. This ASU amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140. The amendments in this ASU improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In January 2010, FASB issued ASU No. 2010-02 regarding accounting and reporting for decreases in ownership of a subsidiary. Under this guidance, an entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, and entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. This ASU clarifies the scope of the decrease in ownership provisions, and expands the disclosures about the deconsolidation of a subsidiary or de-recognition of a group of assets. This ASU is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), which requires a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Except for the expanded disclosure requirements, the adoption is not expected to have a material impact on the Group’s consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”. This amendment addresses both the interaction of the requirements of this Topic with the SEC’s reporting requirements and the intended breadth of the reissuance disclosure provision related to subsequent events (paragraph 855-10-50-4). All of the amendments in this ASU are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of this ASU did not have a material impact on the Company’s financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Recently Issued Accounting Pronouncements — continued

In March 2010, the FASB issued ASU 2010-11, “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives”. The amendments in this ASU are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of each entity’s first fiscal quarter beginning after issuance of this ASU. The Company does not expect the provisions of ASU 2010-11 to have a material effect on the financial position, results of operations or cash flows of the Company.

In April 2010, the FASB issued ASU 2010-13, “Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades — a consensus of the FASB Emerging Issues Task Force”. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Earlier application is permitted. The Company does not expect the provisions of ASU 2010-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

In May 2010, the FASB issued ASU 2010-19, “Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates”. The amendments in this ASU are effective as of the announcement date of March 18, 2010. The adoption of this update did not have a material effect on the financial position, results of operations or cash flows of the Company.

In July 2010, the FASB issued ASU 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. This ASU amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. Except for the expanded disclosure requirements, the adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

3.	ACQUISITION

In April 2008, China Enterprises Limited acquired a 100% equity interest in Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited, companies engaged in securities investment, from HHL group. Pursuant to the terms of the acquisition agreements, total consideration was Rmb34,417 (US$5,045), and the amount was recorded as a payable of the Company owing to HHL.

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

In December 2007, the Company disposed of its entire equity interest in Manwide Holdings Limited (“Manwide”) and (expressed in English as Rosedale Luxury Hotel & Suites Limited, “Rosedale Luxury”). The combined net liabilities of Manwide and Rosedale Luxury at the date of disposal were as follows:

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

The notes, carrying interest at commercial rates, were unsecured and receivable from an unrelated party. During 2009, the Company instructed the debtor to fully settle the notes receivable by directly paying off the Company’s other payables.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

6.	INVESTMENTS

	2008	2009	2009
	Rmb	Rmb	US$

Trading securities:
Equity securities listed in Hong Kong	40,758	50,116	7,342
Equity securities listed in Singapore	10,320	13,634	1,997

Total	51,078	63,750	9,339

Available-for-sale securities:
Equity securities listed in Hong Kong	33,992	33,546	4,915

The Company used closing prices of the above securities as of December 31, 2008 and 2009 to determine the fair values of investments.

7.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES

	2008	2009	2009
	Rmb	Rmb	US$

Investments in equity method affiliates	393,216	648,333	94,982
Advances to equity method affiliates	7,735	7,735	1,133

Total	400,951	656,068	96,115
Less: Allowance for advances to equity method affiliate	(7,601)	(7,601)	(1,114)

	393,350	648,467	95,001

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

7.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES — continued

Equity ownership percentages for these affiliates are presented below:

Affiliate	Place of incorporation/ registration	2008	2009

X One Holdings Limited (“X One”)	Hong Kong	33.33%	—
HZ	PRC	26%	26%

HZ:

As of December 31, 2008 and 2009, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

The advances to the affiliate are interest free and the Group will not demand repayment within one year from the respective balance sheet dates and the amount is therefore considered non-current. There has been no change in equity holdings in HZ since December 31, 2009.

Summarized financial information of HZ:

	2008	2009	2009
	Rmb	Rmb	US$

Current assets	3,814,475	4,335,233	634,902
Non-current assets	4,438,991	4,965,765	727,243
Current liabilities	5,763,894	5,873,394	860,167
Non-current liabilities	735,134	640,134	93,749
Total equity	1,513,408	2,494,629	365,342

Company’s share of net assets of HZ	393,216	648,333	94,982

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$
Revenues	11,786,327	13,445,951	15,145,328	2,218,055

Net income and comprehensive income	385,687	136,326	981,221	143,701

Company’s share of net income of HZ	100,278	35,445	255,117	37,375

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

7.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES — continued

X One:

In April 2009, X One was dissolved pursuant to Section 291 of the Hong Kong Companies Ordinance.

Rosedale Hotel Holdings Limited (“Rosedale”):

In April 2002, the Group subscribed for 4,800,000,000 new ordinary shares of HK$0.01 each (“Subscription Shares”) in Wing On Travel (Holdings) Limited (a company incorporated in Bermuda, to “Rosedale Hotel Holdings Limited” on May 27, 2010), representing approximately 34.6% of the then outstanding share capital of Wing On, at an issue price of HK$0.027 per Subscription Share.

As a result of capital raising activities of Rosedale during 2006, there was a net dilution of the percentage of Company’s equity ownership in Rosedale from 27.74% to 20.36% and the loss totaling Rmb41,537 was recognized as a decrease in additional paid-in capital during the fiscal year 2006. From May 24 through June 6, 2006, the Company also purchased a total of 2,948,000 ordinary shares of Rosedale for cash consideration of approximately Rmb2,227, resulting in excess over cost of approximately Rmb2,431 which was allocated to property, plant and equipment that are subject to depreciation and amortization.

In June 2007, the Company converted a total of HK$158,000 (equivalent to approximately Rmb148,916) Convertible Notes (see note 8 for details) of Rosedale into ordinary shares of HK$0.10 each of Rosedale at a conversion price of HK$0.79 per share and purchased a total of 15,000,000 ordinary shares of Rosedale for cash consideration of approximately Rmb10,137, resulting in excess over cost of approximately Rmb106,356 which was allocated to property, plant and equipment that are subject to depreciation and amortization. As a result of capital raising activities of Rosedale, there was a net dilution of the percentage of Company’s equity ownership in Rosedale and the loss totaling Rmb25,837 was recognized as a decrease in additional paid-in capital during the fiscal year 2007.

The Company disposed 200,000,000 shares of Rosedale for total proceeds of Rmb137,603 resulting in a loss on disposal of Rmb68,991. Subsequent to these transactions, the interest in Rosedale held by the Company was decreased from approximately 20.36% to 12.77% as at June 30, 2007, and the investment was accounted for as trading securities of the Company thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

8.	CONVERTIBLE NOTE RECEIVABLE

On March 23, 2006, Rosedale entered into a subscription agreement with the Company and other subscribers for 2% convertible exchangeable notes (the “Convertible Notes”) with an aggregate principal amount of HK$1,000,000. The Company and other subscribers agreed to subscribe for the Convertible Notes in exchange for cash in the principal amount of HK$300,000 and HK$700,000, respectively.

The initial conversion price of the Convertible Note was HK$0.79 per share, subject to anti-dilutive adjustments. In July 2008, the conversion price was reduced from HK$0.79 per share to HK$0.339 per share as a result of rights issue of Rosedale. Unless previously converted or lapsed or redeemed by Rosedale, Rosedale will redeem the Notes on the fifth anniversary from the date of issue of the Notes (ie June 7, 2011, the “Maturity Date”) at the redemption amount which is 110% of the principal amount of the Notes outstanding.

The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Convertible Note up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000) of the principal amount of the Convertible Note into shares of Rosedale at the then prevailing conversion price. Had all the Convertible Notes been converted into new shares in full as of December 31, 2008 and 2009, the equity ownership percentage held by the Company in Rosedale would decrease from 12.83% to 12.32% and 10.72% to 10.59% respectively.

Subject to certain restrictions which are intended to facilitate compliance of relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000 or integral multiples thereof) of 50% of the initial principal amount of its Convertible Notes for shares in the share capital of any company which is an affiliated company of Rosedale as defined in the Rules Governing the Listing of Securities on the HKSE or subsidiary of Rosedale that is to be listed on a stock exchange through an initial public offering at the price (the “Spin-off Shares”), subject to anti-dilutive adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated companies or subsidiaries in the future is at the sole discretion of the directors of Rosedale.

The subscription of the Convertible Notes by the Company was completed on June 8, 2006 which resulted in a payment by its intermediate holding company, GDI, on behalf of the Company, of Rmb205,049, with the remainder of Rmb104,071 being offset by an advance previously made to Rosedale.

The Company exercised certain of its conversion rights in the principal amount of HK$158,000 (equivalent to approximately Rmb148,916, see note 7) and HK$79,000 (equivalent to approximately Rmb74,458) in June 2007 and July 2007, respectively, under the terms of the Convertible Notes. The Company did not convert any Convertible Notes during the years ended December 31, 2008 and 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

8.	CONVERTIBLE NOTE RECEIVABLE — continued

Pursuant to the instrument constituting the Convertible Notes, the conversion price should be adjusted from HK$0.339 to HK$0.337 (the “2009 Adjustment”) as a result of completion of the placing of 1,800 million shares as announced by Rosedale on August 4, 2009. Since the 2009 Adjustment was less than 3% of the then prevailing conversion price of HK$0.339, pursuant to the terms of the Convertible Notes, the 2009 Adjustment did not take effect but would be carried forward and be taken into account in the next subsequent adjustment.

In accordance with Derivative and Hedging Topic of the FASB Accounting Standards Codification Topic 815 (“ASC 815”), the conversion option element of the Convertible Notes represents an embedded derivative instrument which must be accounted for separately from the Convertible Notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The debt element of the Convertible Notes was also measured at fair value initially and subsequently at amortized cost with an effective interest rate of 6.5%. The fair value of the conversion option was estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2007, 2008 and 2009, was a gain of Rmb19,248, a loss of Rmb4,244 and a gain of Rmb72 (US$11) which have been recognized in the consolidated statements of operations for fiscals 2007, 2008 and 2009, respectively.

The assumptions adopted for the valuation of the conversion option as of December 31, 2008 and 2009 under the Black-Scholes model are as follows:

	December 31, 2008	December 31, 2009

Risk-free interest rate (by reference to the yield of Hong Kong Exchange Fund Bills & Notes)	0.64%	0.32%
Expected volatility (estimated by the average annualized standard deviations of the continuously compounded rates of return on the Company’s share prices)	82.97%	106.93%
Expected life (in years)	2.43	1.43
Expected dividend yield (per annum)	11.18%	0%
Fair Value:
Conversion feature (Rmb)	115	187

Convertible note receivable consists of:

	2008	2009	2009
	Rmb	Rmb	US$
Debt element	49,553	51,602	7,560
Embedded derivative instrument	115	187	27

	49,668	51,789	7,587

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

9.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES

On June 16, 2004, Manwide, a then subsidiary, entered into a conditional sale and purchase agreement with Shanghai Jiu Sheng Investment Limited (“Jiu Sheng”), an unrelated property developer, for the acquisition of a parcel of land situated in Shanghai, the PRC (the “Land”) and the 24-storey building and carpark being constructed (the “Building”, hereinafter with the Land are collectively referred to as the “Xiang Zhang Garden”).

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

9.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES — continued

However, the conditions stated above for the change of use of Xiang Zhang Garden had not been fulfilled within the stated period and accordingly, Jiu Sheng and the Group entered into another agreement dated February 3, 2005 pursuant to which, among other things, (i) the Group would pay, on behalf of Jiu Sheng, Rmb22,000 to the main contractor of Xiang Zhang Garden (the “Main Contractor”); and (ii) the amount paid by the Group (i) would be deducted from the purchase consideration of Xiang Zhang Garden.

Further, the Group had advanced an additional Rmb8,000 to Jiu Sheng pursuant to this additional agreement and the aggregate sum paid by the Group to Jiu Sheng amounted to Rmb58,000 as of December 31, 2005.

In June 2005, the Group had commenced legal proceedings against Jiu Sheng, among other things, to demand that Jiu Sheng fulfill its obligations under the above two agreements and applied to a PRC court an injunction order on Xiang Zhang Garden to stop Xiang Zhang Garden from being transferred (the “Injunction Order(s)”). It also came to the attention of the Group that one of the three secured creditors of Jiu Sheng and the Main Contractor had already applied to and been granted the Injunction Orders and they, together with the other two secured creditors, had priority over the Group on Xiang Zhang Garden.

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

In August 2006, the Group applied to the People’s High Court of Shanghai City for a court execution order to enforce the June 2006 judgment against Jiu Sheng. At the same time, Jiu Sheng initiated various discussions with the Group and its legal counsel with a view to settle this out of court but there was no significant progress on the resolution of this matter.

In December 2007, the Company completed a transfer of certain of its assets and liabilities to an independent third party, including the deposit paid for the acquisition of Xiang Zhang Garden, from its then subsidiaries, Manwide and Rosedale Luxury, to another subsidiary of the Company before the completion of the disposition of Manwide and Rosedale Luxury.

In March 2008, the Group entered into an agreement with Jiu Sheng through Rosedale Luxury, to disclaim its rights in Xiang Zhang Garden for consideration of Rmb75,000 which was received by Rosedale Luxury in April 2008 and again of Rmb17,000 has been recognized in the consolidated statement of operation for the year ended December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

10.	DEPOSIT PAID FOR ACQUISITION OF INVESTMENT

On April 15, 2008, Wealth Faith, a subsidiary, entered into a Memorandum of Understanding (“MOU”) with a third party for the acquisition of a 10% equity ownership interest in Always Rich Resources Inc. (“Always Rich”), an unrelated investment holding company. Always Rich indirectly holds partial interest in a property under development and a parcel of land situated in Guangzhou, the PRC.

The total consideration for the acquisition of the interest in Always Rich was Rmb150,000. A deposit of Rmb75,000 was paid to a third party vendor on April 24, 2008. On June 30, 2011, the MOU lapsed. The deposit of Rmb67,500 was refunded to the Company. Rmb7,500 was charged by the third party as administrative charge and charged to profit and loss account of the Company for the year ended December 31, 2011 (note 19).

11.	INCOME TAXES

The components of profit (loss) from operations before income taxes and equity in earnings of equity method affiliates are as follows:

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$

The PRC	(24,297)	15,890	—	—
All other jurisdictions	(105,946)	(132,305)	17,346	2,541

	(130,243)	(116,415)	17,346	2,541

Income taxes expense consists of:

	Year ended December 31,
	2007	2008	2009	2009
	Rmb	Rmb	Rmb	US$

Current	—	6,250	—	—
Deferred	19,324	(15,779)	25,512	3,738

	19,324	(9,529)	25,512	3,738

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

11.	INCOME TAXES — continued

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

British Virgin Islands (“BVI”)

The Company has certain of its subsidiaries incorporated under the laws of BVI. Pursuant to the rules and regulations of the BVI, these subsidiaries are not subject to any income tax in the BVI.

Under the International Business Companies Act of the BVI as currently in effect, a holder of common stock who is not a resident of BVI is exempt from BVI income tax on dividends paid with respect to the common stock and all holders of common stock are not liable for BVI income tax on gains realized during that year on sale or disposal of such shares; BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by BVI on companies incorporated under the International Business Companies Act. In addition, the common stock is not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

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

11.	INCOME TAXES — continued

The Company and certain of its subsidiaries operated in Hong Kong are taxed at 17.5% up to December 31, 2007 and at 16.5% beginning from January 1, 2008, on the assessable profits arising in or derived from Hong Kong.

PRC

The Group’s PRC entities are subject to income taxes calculated at tax rates (ranging from 16.5% to 33% up to December 31, 2007 and 15% to 25% beginning from January 1, 2008) on the taxable income.

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which will be effective from January 1, 2008. The Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% of worldwide income. The new tax rate becomes effective since January 1, 2008.

The deferred tax liability of Rmb3,545 and Rmb29,057 as of December 31, 2008 and 2009, respectively, has been recognized on the undistributed earnings of the Company’s affiliate in the PRC at a rate of 10%. In an announcement formally made on February 22, 2008, the PRC authorities clarified the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not be subject to withholding tax. Consequently, the deferred tax liability on the undistributed earnings of the Company’s PRC affiliate at December 31, 2007 of Rmb19,324 (US$2,832) was written off during the year ended December 31, 2008.

The Company adopted the provisions of ASC Topic 740 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2008 and 2009, there is no interest and penalties related to uncertain tax positions.

The tax positions for the years 2002 to 2009 may be subject to examination by the Hong Kong tax authorities.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

11.	INCOME TAXES — continued

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2008	2009	2009
	Rmb	Rmb	US$
Current deferred tax asset:
Tax losses	7,567	6,679	978
Valuation allowances	(7,567)	(6,679)	(978)

	—	—	—

Non-current deferred tax liability:
Withholding income tax on dividend	(3,545)	(29,057)	(4,257)

Movement in valuation allowance:

	2008	2009	2009
	Rmb	Rmb	US$

At the beginning of the year	—	7,567	1,108
Current year movement	7,567	(888)	(130)

At the end of the year	7,567	6,679	978

The Group has total tax operating loss carry forwards of Rmb45,858 and RMB40,476 (US$5,930) as of December 31, 2008 and 2009, respectively. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2007	2008	2009

Profits tax rate in Hong Kong	17.5%	16.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	4.2%	2.1%	(16.2%)
Effect on withholding income tax on dividend	(218.3%)	19.5%	9.4%
Change in valuation allowance	—	(23.5%)	(0.3%)
Tax rate difference between tax jurisdictions	(21.7%)	(2.8%)	—

Effective tax rate	(218.3%)	11.8%	9.4%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

12.	CAPITAL STOCK

Share Capital

The Company was incorporated with an initial share capital of 1,200,000 shares of Common Stock with a par value of US$0.01 each which was later reclassified to Supervoting Common Stock. On May 14, 1993, the authorized share capital of the Company was further increased from US$12 to US$700 by the creation of 50,000,000 shares of Common Stock of par value US$0.01 each and 18,800,000 shares of Supervoting Common Stock of par value US$0.01 each. As a result, the total number of authorized Supervoting Common Stock is 20,000,000 shares. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 shares of Common Stock reclassified to Supervoting Common Stock) were issued to the then ultimate parent company of the Company as consideration for the transfer of two PRC entities to the Company and on June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share.

In September 2006, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock with a par value of US$0.01 each pursuant to the by-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as at December 31, 2008 and 2009.

Capital Stock

Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.

13.	FAIR VALUE MEASUREMENTS

Effective from January 1, 2008, the Company adopted ASC Topic 820 “Fair Value Measurement and Disclosures” for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC Topic 820 defines fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

13.	FAIR VALUE MEASUREMENTS — continued

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

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

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 and 2009:

	Quoted prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
	Rmb	Rmb	Rmb	Rmb

Current Assets:
Trading securities
- Equity securities listed in Hong Kong	40,758	—	—	40,758
- Equity securities listed in Singapore	10,320	—	—	10,320

	51,078	—	—	51,078

Available-for-sale securities
- Equity securities listed in Hong Kong	33,992	—	—	33,992
Non-current Assets:
Derivative instruments	—	115	—	115

Total	85,070	115	—	85,185

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

13.	FAIR VALUE MEASUREMENTS — continued

	Quoted prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
	Rmb	Rmb	Rmb	Rmb	US$

Current Assets:
Trading securities
- Equity securities listed in Hong Kong	50,116	—	—	50,116	7,342
- Equity securities listed in Singapore	13,634	—	—	13,634	1,997

	63,750	—	—	63,750	9,339

Available-for-sale securities
- Equity securities listed in Hong Kong	33,546	—	—	33,546	4,915

Non-current Assets:
Derivative instruments	—	187	—	187	27

Total	97,296	187	—	97,483	14,281

In addition, the Company has entered into a subscription agreement with Rosedale in relation to the subscription of the Convertible Notes (see Note 8). The fair value of conversion options were estimated using the Black-Scholes option pricing model and recorded as derivative instruments in the consolidated balance sheets. Since significant observable inputs such as risk free rates, volatility and dividend yield are used in valuation model and considered a level 2 item in the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

14.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2008 and 2009, the Company has outstanding capital commitments for acquisition of investment amounting to approximately Rmb75,000 (US$10,988)(see Note 10).

15.	DISTRIBUTION OF PROFIT

(a)	Dividends

Dividends from the PRC entities will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2008 and 2009, the Company’s affiliates in the PRC had accumulated profits of Rmb861,870 and Rmb1,769,377 (US$259,218), respectively, as reported in their statutory financial statements.

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2007, 2008 and 2009.

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

Included in the accumulated deficit of the Company as of December 31, 2007, 2008 and 2009 was non-distributable reserves attributable of Rmb1,288, Rmb1,288 and Rmb2,171 (US$318), respectively.

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

Other than those disclosed elsewhere in the consolidated financial statements, the Company also had the following related party balances:

(a)	Due from/to Related Parties

	2008	2009	2009
	Rmb	Rmb	US$
Due from:
CSH and its subsidiaries	118	118	17
GDI and its subsidiaries (“GDI Group”)	2,162	2	1
HHL and its subsidiaries (except GDI Group)	31,747	1,267	186
Rosedale and its subsidiaries	20,012	28,766	4,213

	54,039	30,153	4,417

Due to:
CSH and its subsidiaries	658	394	58
GDI and its subsidiaries	2,780	1,737	254
HHL and its subsidiaries (except GDI Group) (“HHL Group”)	118,170	94,545	13,851
ITC and its subsidiaries (except HHL Group and GDI Group)	1,660	—	—
Rosedale and its subsidiaries (note 7)	1,627	523	77
Paul Y. Finance Limited	—	9,744	1,427

	124,895	106,943	15,667

As of December 31, 2008 and 2009, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

17.	STAFF RETIREMENT PLANS

All of the Chinese employees of the PRC entities and Rosedale Luxury are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities and Rosedale Luxury are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 14% to 20% of average monthly salaries for the years ended December 31, 2007, 2008 and 2009. The expense reported in the consolidated statements of operations related to these arrangements was Rmb20, Rmb20 and RmbNil for the years ended December 31, 2007, 2008 and 2009, respectively.

18.	PLEDGE OF ASSETS

As of December 31, 2008 and 2009, trading and available-for-sale securities amounting to Rmb82,187 and Rmb94,510 (US$13,846) are collateralized to secure the security trading margin facilities of the Company.

19.	SUBSEQUENT EVENTS

On February 2, 2010, Rosedale had completed a capital reorganization which involved, among others, consolidation of every 20 its then issued shares of HK$0.01 each into 1 issued consolidated share of HK$0.20 each. Consequently, the conversion price of the Convertible Notes was adjusted from HK$0.339 to HK$6.780 with effect from February 1, 2010.

On June 23, 2010, Rosedale announced that it proposed to make the repurchase offer to repurchase the Convertible Notes (the “Repurchase Offer”). The Company did not accept the Repurchase Offer.

Pursuant to the instrument constituting the Convertible Notes, the conversion price of the Convertible Notes is to be adjusted from HK$6.780 to HK$6.774 (the “Adjustment”) as a result of the issue and allotment of 111,666,000 shares pursuant to the terms of the Repurchase Offer. Since the Adjustment when aggregated with the 2009 Adjustment is less than 3% of the prevailing conversion price of HK$6.780, pursuant to the terms and conditions of the Notes, the 2009 Adjustment and the Adjustment will not take effect but shall be carried forward and be taken into account in the next subsequent adjustment.

On June 1, 2011, the Company, through Wealth Faith Limited, its direct, wholly owned subsidiary, entered into a Memorandum of Understanding under which Wealth Faith Limited will acquire an equity interest from a third party in an investment holding company with the intention of jointly operating a golf and hotel complex in the PRC. Under the Memorandum of Understanding, refundable deposits amounting to HK$154,800 or approximately US$19,800 have been paid to the third party. The deposits are refundable in full, without interest, within 21 days from August 31, 2012, the deadline of the conclusion of a formal investment agreement. At the date of this Annual Report, no formal investment agreement had been entered into. The deposits were funded by the settlement of the Convertible Notes of Rosedale and refund of deposits paid for acquisition of a property investment company as described below.

The Company did not convert any of the Convertible Notes of Rosedale that it held in 2010 or 2011. On June 7, 2011, the maturity date of the Convertible Notes, Convertible Notes in the amount of HK$63,000, or approximately US$8,000 remained outstanding. All such Convertible Notes, together with accrued interest of HK$10,800 or approximately US$1,400 were subsequently fully settled.

On June 30, 2011, the Memorandum of Understanding, dated April 15, 2008, between a direct, wholly owned subsidiary of the Company and a third party regarding the acquisition of certain equity interest in a property investment company, lapsed. The deposit of Rmb67,500, or approximately US$10,400 was refunded to the Company. Rmb7,500 was charged by the third party as an administrative fee and recorded as an expense of the Company for the year ended December 31, 2011 (note 10).

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands, for cash consideration of Rmb600,000 or approximately US$94,400. Rmb40,000 or approximately US$6,300 of the proceeds otherwise payable to the Company was deposited into the account of a third party tax service provider for payment of taxes related to the transaction. The remaining proceeds of Rmb560,000 or approximately US$88,100 were fully settled on November 28, 2011.

* * * * * *

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company’s Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

4(a)1	Contract dated June 16, 2004 between Shanghai Jiu Sheng Investment Company Limited and the Company for the acquisition of the Properties (incorporated by reference to Exhibit 4(a)2 to the Company’s Form 20-F for the fiscal year ended December 31, 2005)

4(a)2	Contract dated March 23, 2006 entered into between the Company and Rosedale in relation to the subscription by the Company of the HK$300 million 2% convertible exchangeable notes due 2011 of Rosedale which entitle the holders thereof to convert the outstanding principal into Rosedale shares at the initial conversion price of HK$0.79 per share of Rosedale (incorporated by reference to Exhibit 4(a)6 to the Company’s Form 20-F for the fiscal year ended December 31, 2005)

4(a)3	Agreement dated December 5, 2007 entered into between the Company and Martin Pacific Limited for the sale and purchase of the entire issued share capital of Manwide Holdings Limited (incorporated by reference to Exhibit 10(a)1 to the Company’s Form 20-F for the fiscal year ended December 31, 2006)

4(a)4	Agreement dated March 25, 2008 entered into between the Company and Hanny Magnetics (B.V.I.) Limited for the sale and purchase of the entire issued share capital of Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited (incorporated by reference to Exhibit 10(a)2 to the Company’s Form 20-F for the fiscal year ended December 31, 2006)

8	Subsidiaries of the Company

12(1)	Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12(2)	Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13(1)	Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13(2)	Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14(1)	Code of Ethics for Chief Executive and Senior Financial Officers

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

China Enterprises Limited (Registrant)

/s/ Chow Chun Man, Jimmy
CHOW CHUN MAN, JIMMY
Chief Financial Officer

Date: August 3, 2012

EXHIBITS INDEX

Exhibit Number	Description

1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company’s Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

4(a)1	Contract dated June 16, 2004 between Shanghai Jiu Sheng Investment Company Limited and the Company for the acquisition of the Properties (incorporated by reference to Exhibit 4(a)2 to the Company’s Form 20-F for the fiscal year ended December 31, 2005)

4(a)2	Contract dated March 23, 2006 entered into between the Company and Rosedale in relation to the subscription by the Company of the HK$300 million 2% convertible exchangeable notes due 2011 of Rosedale which entitle the holders thereof to convert the outstanding principal into Rosedale shares at the initial conversion price of HK$0.79 per share of Rosedale (incorporated by reference to Exhibit 4(a)6 to the Company’s Form 20-F for the fiscal year ended December 31, 2005)

4(a)3	Agreement dated December 5, 2007 entered into between the Company and Martin Pacific Limited for the sale and purchase of the entire issued share capital of Manwide Holdings Limited (incorporated by reference to Exhibit 10(a)1 to the Company’s Form 20-F for the fiscal year ended December 31, 2006)

4(a)4	Agreement dated March 25, 2008 entered into between the Company and Hanny Magnetics (B.V.I.) Limited for the sale and purchase of the entire issued share capital of Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited (incorporated by reference to Exhibit 10(a)2 to the Company’s Form 20-F for the fiscal year ended December 31, 2006)

8	Subsidiaries of the Company

12(1)	Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12(2)	Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13(1)	Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13(2)	Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14(1)	Code of Ethics for Chief Executive and Senior Financial Officers