Form 20-F
period 2010-12-31
CHINA ENTERPRISES LTD
filed 2013-12-23
CIK 908256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2010 contains certain forward-looking statements within the meaning of Section 21E of the Securities Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business, operating and expansion strategy;

•	our ability to finance our business strategy;

•	our future business conditions and financial results; and

•	future developments in the economic and political environment in China.

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

EXCHANGE RATE INFORMATION

Unless otherwise specified, all references in this document to “U.S. Dollars”, “Dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of the People’s Republic of China, or the “PRC” or “China”; and all references to “HK$” are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region, or “Hong Kong”. Where made for the convenience of the reader, conversions of amounts from Renminbi to U.S. Dollars have been made in this document at US$1.00 to Rmb6.60, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2010. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See section “Exchange Rate Information” under “Item 3. Key Information” in this Annual Report for more details on the exchange rate between Renminbi and US Dollars.

References and statements contained in this document regarding China do not apply to Taiwan or the Republic of China.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010. The Consolidated Statements of Operations Data for each of the three years in the period ended December 31, 2010 and the Consolidated Balance Sheet Data as of December 31, 2009 and 2010 has been derived from the audited consolidated financial statements, or the “Consolidated Financial Statements”, included in Item 18 “Financial Statements” of this Annual Report. The Consolidated Statements of Operations Data for the years ended December 31, 2006 and 2007 and the Consolidated Balance Sheet Data as of December 31, 2006, 2007 and 2008, as set forth below, have been derived from audited consolidated financial statements not included in this Annual Report. The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes.

Selected Consolidated Financial Information of the Company

(Amounts in thousands, except number of shares, their par values and per share data)

	Year ended December 31,
	2006	2007(a)	2008	2009	2010
	Rmb	Rmb	Rmb	Rmb	Rmb	US$

Consolidated Statements of Operations Data:

Revenues	—	—	—	—	—	—

(Loss) income from operations	(16,754)	13,117	(5,770)	(2,819)	(3,316)	(502)

Net (loss) income	(21,226)	(28,178)	(71,441)	246,951	168,029	25,459

Basic and diluted (loss) earnings per common share (b)	(2.35)	(3.12)	(7.92)	27.39	18.63	2.82

Weighted-average number of common share outstanding (b)	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310

Consolidated Balance Sheets Data :

Total assets	819,181	575,076	677,945	903,905	1,076,077	163,041

Shareholders’ equity (Net assets)	599,297	538,325	458,805	705,411	877,567	132,965

Common stock — par value US$0.01 per share	770	770	770	770	770	117

Note:

(a)	During fiscal year 2007, following the purchase and disposal of certain shares of Wing On Travel (Holdings) Limited a company incorporated in Bermuda and listed on the Hong Kong Stock Exchange, or HKSE, whose name was changed to Rosedale Hotel Holdings Limited (formally named as Wing On Travel (Holdings) Limited), or Rosedale, on May 27, 2010, the Company’s interest in Rosedale was diluted from approximately 20.36% to 12.77%, and was accounted for as trading securities of the Company thereafter.
(b)	The calculation of basic and diluted (loss) earnings per common share from 2006 to 2010 is based on the weighted-average number of shares of common stock outstanding during the years ended December 31, 2006 to 2010. The number of shares of common stock outstanding for 2006 to 2010 was 9,017,310. There were no dilutive securities issued by the Company.

Exchange Rate Information

The Consolidated Financial Statements are published and denominated in Renminbi. Where made for the convenience of the reader, conversion of amounts from Renminbi to U.S. Dollars has been made in this document at US$1.00 to Rmb6.60, the noon buying rate certified by the Federal Reserve Bank of New York on December 31, 2010. For the purpose of this Annual Report, the latest practicable date with respect to share and certain exchange rate information is November 30, 2013. As of November 30, 2013, the noon buying rate certified by the Federal Reserve Bank of New York was US$1.00 to Rmb6.09. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

The following table sets forth the average unified exchange rates for each of the years ended December 31, 2006, 2007, 2008, 2009 and 2010:

	Year Ended December 31,
	2006	2007	2008	2009	2010
(Rmb equivalent of US$1.00)	Rmb	Rmb	Rmb	Rmb	Rmb

At unified exchange rate

- average rate calculated by using the average of the exchange rates on the last day of each month during each period.	7.96	7.57	6.93	6.83	6.76

The following table sets forth the high and low exchange rates for each month during the previous six months:

	At Unified Exchange Rate
(Rmb equivalent of US$1.00)	High	Low
November 30, 2013	6.10	6.09
October 31, 2013	6.12	6.08
September 30, 2013	6.12	6.12
August 31, 2013	6.13	6.11
July 31, 2013	6.14	6.13
June 30, 2013	6.15	6.12

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

While the Company believes that, in 2010, through its subsidiaries and affiliates it is actively engaged in operating businesses and does not meet the definition of an investment company for purposes of the United States Investment Company Act of 1940, or the 1940 Act, depending on the composition and valuation of the Company’s assets and the sources of the Company’s income from time to time, including after the consummation of the transactions in 2011 and 2012 described in Item 4.A., History and Development of the Company, the Company could fall within the technical definition of the term “investment company” for purposes of the 1940 Act. If the Company were to become subject to the requirements of the 1940 Act, the Company’s operations and results would be negatively impacted, including among other possible effects, the inability of the Company to raise capital through the offer and sale of its securities in the United States. The Company may be unable to continue operating as it currently does and might need to acquire or sell assets that it would not otherwise acquire or sell in order to avoid becoming “investment company” as defined under the 1940 Act.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT ITS BUSINESS STRATEGY, IN WHICH CASE ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WOULD SUFFER

During the past few years, the Company diversified businesses outside of tire manufacturing. In addition, the Company has disposed of certain operations that it deemed to be underperforming. During 2003, the Company reduced its interest in Hangzhou Zhongce Rubber Co., Ltd or Hangzhou Zhongce from a majority to a minority position (from 51% interest to 26% interest). During 2007, following the purchase and disposal of certain shares of Rosedale, the interest of Rosedale held by the Company was diluted and was accounted for as trading securities of the Company thereafter. While a key part of the Company’s business strategy is to expand through acquiring new businesses and business lines and the Company has been actively seeking new opportunities, its results have been driven almost entirely by its affiliate Hangzhou Zhongce (which has been accounted for as an equity method affiliate in the preparation of the Company’s financial statements). In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company. In addition, all of the subsidiaries of the Company were inactive during fiscal year 2010.

Despite the Company’s efforts to identify new investments, it has had limited success in doing so and, if it does identify new investments, it may not be able to consummate them. Even if the Company successfully identifies and consummates new investments, the acquisition of new businesses and business lines carries substantial risk and uncertainties. Depending on the specific acquisition, there may be risks relating to the acquired business itself, risks relating to the industry in which the business operates and risks relating to the Company itself.

THE COMPANY MAY NOT BE ABLE TO FINANCE ACQUISITIONS, STRATEGIC INVESTMENTS OR OTHER EXPANSIONS OR MAY INCUR FINANCIAL OBLIGATIONS OR LIABILITIES IN CONNECTION WITH ANY ACQUISITION OR EXPANSION

The Company may experience difficulty in funding acquisitions, investments or expansion o. The Company may fund any such activities through bank loans or other debt financing and could incur an increase in debt or other liabilities in connection with any acquisition or other similar matter.

FUTURE ACQUISITIONS OR STRATEGIC INVESTMENTS MAY NOT BE SUCCESSFUL AND MAY HARM OUR OPERATING RESULTS

An important element of our strategy is to review prospects for acquisition or strategic investments that would complement our existing companies. Future acquisitions or strategic investments could have a material adverse effect on our business and financial results because of possible charges to financial results for purchased technology, restructuring or impairment charges related to goodwill or amortization expenses associated with intangible assets; potential increases in our expenses and working capital requirements and the incurrence of debt and contingent liabilities; diversion or our capital and management’s attention to other business concerns; risks of entering markets or geographic areas in which we have limited prior experience; or potential loss of key employees of acquired organizations or inability to hire key employees necessary for expansion.

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

We do not believe that we were a passive foreign investment company for 2010. However, since the determination of whether we are a passive foreign investment company is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a passive foreign investment company. Our analysis related to 2010 is based upon certain assumptions and methodologies that we have used, the appropriate value of our ownership interest in companies we held, and the manner in which we have allocated the value among our active assets and passive assets. We cannot assure you that the Internal Revenue Service will not challenge our assumptions and methodologies. If there were such a challenge, we could be classified as a passive foreign investment company for 2010.

With respect to 2011 and subsequent years, the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. The tests are impacted by changes in value of our group companies which are difficult to predict. Accordingly, there can be no assurance that we will not become a passive foreign investment company in 2011 or a subsequent year, including after the consummation of the transactions in 2011 and 2012 described in Item 4.A., History and Development of the Company.

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

OUR OPERATIONS, ASSETS AND STAFF CAN BE EXPOSED TO RISKS RELATED TO EVENTS OF AN EXCEPTIONAL NATURE

The Company, including its assets and staff, could be exposed to risks related to events of an exceptional nature such as, but not limited to, severe weather, natural disasters, terrorist attacks, political unrest and accidents. Such events could have a significant effect on our financial condition, results of operations and cash flows.

OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT TO COVER THE RISKS RELATED TO OUR FINANCIAL LOSSES

Historically, our affiliates have not experienced any major accidents in the course of their operations that have caused significant property damage or personal injuries. However, there is no assurance that affiliates or we will not experience major accidents in the future. Although our affiliates have purchased the necessary insurance and we anticipate that future affiliates would purchase necessary insurance, the occurrence of certain incidents such as earthquakes, wars and floods, and the consequences resulting from them, may not be covered adequately, or at all, by insurance policies under which they are protected. Our affiliates may also face exposure to product liability claims in the event that any of their products are alleged to have resulted in property damage, bodily injury or other adverse effects. Losses incurred or payments we may be required to make may have a material adverse effect on our results of operations if such losses or payments are not fully insured.

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

NATURAL DISASTERS IN THE GREATER CHINA REGION COULD CAUSE SIGNIFICANT DAMAGE TO THE COMPANY’S BUSINESS AND FINANCIAL RESULTS

The Company’s affiliates are primarily located in the PRC. During the past several years, the PRC has experienced natural disasters, including floods, fires and earthquakes. A disaster could cause significant damage to the facilities of our affiliates, which may not be adequately covered by insurance proceeds and could materially and adversely impact the business of the Company’s affiliates. The disaster relief and assistance in the PRC is not well developed and there can be no assurance that adequate government assistance would be available in the absence of sufficient insurance coverage.

OUR RESULTS COULD BE HARMED IF WE HAVE TO COMPLY WITH NEW ENVIRONMENTAL REGULATIONS

The operations of our affiliates could create environmentally sensitive waste depending on the nature of their operations. The general issue of the disposal of hazardous waste has received increasing attention from Chinese national and local governments and foreign governments and agencies and has been subject to increasing regulation. Currently, relevant Chinese environmental protection laws and regulations impose fines on the discharge of waste materials and empower certain environmental authorities to close any facility that causes serious environmental problems. Although it has not been alleged by Chinese government officials that our affiliates have violated any current environmental regulations, there is no assurance that the Chinese government will not amend its current environmental protection laws and regulations. Our financial results could be materially and adversely affected if our affiliates were to increase expenditures to comply with environmental regulations affecting their operations.

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

THE AUDIT REPORTS INCLUDED IN THIS ANNUAL REPORT ARE PREPARED BY AUDITORS WHO ARE NOT INSPECTED BY THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD AND, AS SUCH, YOU ARE DEPRIVED OF THE BENEFITS OF SUCH INSPECTION

The independent registered public accounting firms that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States) (“the “PCAOB”), are required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the Peoples’ Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditors are not currently inspected fully by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements and the financial statements of our affiliates.

Risks Related to Our Capital Stock

LIMITED LIQUIDITY IN THE COMPANY’S SECURITIES MAY MAKE IT DIFFICULT TO SELL SHARES

The public trading market for our common stock is limited. Beginning in November 2002, our common stock was traded on the OTCQB Securities Market. Nevertheless, an established public trading market for our common stock may never develop or, if developed, it may not be able to be sustained. The OTCQB Securities Market is an inter-dealer, over-the-counter market that provides significantly less liquidity than other markets. As a foreign private issuer whose business is substantially in China and other Asian markets, the Company has less exposure in the U.S. capital markets than comparable U.S. issuers. In addition, the Company has a relatively small public float of its securities and has a recent history of filing its Reports on Form 20-F with the Securities and Exchange Commission. These and other general economic, industry or Company factors may result in low trading volumes or prices of the Company’s securities. Accordingly, shareholders of the Company bear risks regarding the liquidity of the Company’s shares and may not be able to sell shares in desired quantities, at desired times or desired prices, or a combination thereof.

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated as an exempted company under the laws of Bermuda on January 28, 1993. From July 15, 1993 to late 2002, the Company’s shares were listed on the New York Stock Exchange. On November 26, 2002, the Company’s shares began trading on the OTCQB Securities Market in the United States. The legal name of the Company is “China Enterprises Limited” and the Company is registered in Hong Kong under the commercial name of “China Tire Holdings Limited” due to local company registration considerations. The Company has historically been engaged in tire manufacturing and trading and related businesses.

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

In order to realize part of its investment, the Company entered into a contract to sell a 25% interest in its subsidiary Hangzhou Zhongce, a PRC company, on June 15, 2003. As a result, the Company reduced its interest in Hangzhou Zhongce from 51% to 26%. The sale was completed in September 2003 and Hangzhou Zhongce became an equity method affiliate of the Group thereafter.

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

In March 2008, Hanny Holdings Limited (a publicly listed company in Hong Kong), or Hanny, and certain of its subsidiaries entered into conditional sale and purchase agreements with an independent third party whereby it disposed of a 29.2% interest in the Group for cash consideration of approximately Rmb142 million. The sale closed on May 8, 2008. Following this sale, Hanny’s interest in the Company decreased from approximately 55.3% to 26.1% and the Company ceased to be a subsidiary of Hanny.

In April 2008, the Company acquired 100% of the equity interests in Cosmos Regent Ltd, Cyber Generation Limited and Whole Good Limited, all of which are engaged in securities investment, from Hanny Magnetics (B.V.I.) Limited, a wholly owned subsidiary of Hanny. Total consideration for the three companies was Rmb34,417,000, and the amount was settled through the cancellation of obligations from Hanny to the Company.

In April 2008, the Company entered into a Memorandum of Understanding to acquire certain equity interest in a property investment company for consideration of Rmb150 million. A refundable deposit of Rmb75 million was paid to the third party vendor pursuant to the Memorandum of Understanding during the year ended December 31, 2008 and recorded as a deposit paid for the acquisition of investments for the years ended December 31, 2008 and 2009. The Memorandum of Understanding lapsed in June 2011. The deposit of Rmb67.5 million was refunded to the Company and the remaining Rmb7.5 million was charged as administrative charges.

In April 2009, X One Holdings Limited, or X One, an affiliate of the Company, was dissolved pursuant to Section 291 of the Hong Kong Companies Ordinance.

The Company is a holding company and had interests in a number of subsidiaries and affiliates as of December 31, 2010. The principal interests of the Company were as follows:

•	Capital Canton Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Century Lead Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	China Tire Enterprises Limited, a Hong Kong company in which the Company has a 100% interest.

•	Cosmos Regent Ltd, a British Virgin Islands company in which the Company has a 100% interest.

•	Cyber Generation Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Great Windfall Agents Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Hangzhou Zhongce, a PRC company in which the Company has a 26% interest.

•	Million Good Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Orion Tire Corporation, a U.S. corporation in which the Company has a 60% interest.

•	Orion (B.V.I.) Tire Corporation, a British Virgin Islands company in which the Company has a 60% interest.

•	Sincere Ocean Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Supreme Solutions Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Ventures Kingdom Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Wealth Faith Limited, a British Virgin Islands company in which the Company has a 100% interest.

•	Whole Good Limited, a British Virgin Islands company in which the Company has a 100% interest.

In its Report on Form 6-K filed with the Securities and Exchange Committee on November 21, 2011, the Company reported that it had entered into a definitive agreement with CZ Tire Holdings Limited, or CZ. The Agreement provided for the sale of all of the Company’s ownership interests in Hangzhou Zhongce to CZ for RMB600,000,000 or approximately US$90.91 million in cash. The Company reported the closing of the transaction in its Report on Form 6-K filed with the Securities and Exchange Committee on November 28, 2011.

In its Report on Form 6-K filed with the Securities and Exchange Committee on October 4, 2012, the Company reported that its wholly owned subsidiary, Wealth Faith Limited had entered into a definitive agreement with Fortuneasy Limited. The agreement provides for the purchase by Wealth Faith Limited of 40% of the shares of Million Cube Limited from Fortuneasy Limited. The total purchase price for the shares being acquired by Wealth Faith Limited is HK$200 million or approximately US$25.6 million. The Company, through Wealth Faith Limited, previously deposited HK$154.8 million or approximately US$19.8 million in earnest money with Fortuneasy Limited, which will be applied toward the purchase price. As provided in the agreement, Million Cube Limited has acquired 45% of the issued share capital and corresponding shareholder loans of Paragon Winner Company Limited, or Paragon. Paragon was formed to invest in a joint venture that has developed the Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, People’s Republic of China and that is seeking to develop a related hotel and resort complex at such resort. The closing of the transaction is subject to, among other things, the Company and Wealth Faith Limited satisfactorily completing due diligence and the receipt of all necessary governmental and other consents. The parties to the transaction anticipate that the transaction will close sometime in the first quarter of 2014.

Additional information about the Company is available through the Internet at http://www.chinaenterpriseslimited.com. The principal place of business and the executive offices of the Company are located at 25th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong and its telephone number is (852) 2372 0130.

B. BUSINESS OVERVIEW

The financial results of the Company in fiscal years 2008, 2009 and 2010 were dependent on its equity share of the results from Hangzhou Zhongce, which the Company disposed of in November 2011, as discussed above. All of the subsidiaries of the Company were inactive during fiscal year 2010. The Company is actively seeking new investment opportunities.

Hangzhou Zhongce

Hangzhou Zhongce is incorporated in the People’s Republic of China. Its principal subsidiaries are mainly engaged in the manufacture and sale of rubber tires, tire rubber and carbon powder. Hangzhou Zhongce established Hangzhou Sunrise Rubber Co., Ltd with three other PRC enterprises in 1998 and acquired Hangzhou Fu Chun Jiang Chemical Industrial Co., Ltd in 1999, which manufactures radial tire products and a number of raw materials including tire rubbers and carbon powder. In 2008, Hangzhou Zhongce incorporated a PRC subsidiary Zhongce Rubber Fu Yang Co., Ltd, which is engaged in the manufacture and sale of rubber tires. In September 2003, the Company disposed of a portion of its interest in Hangzhou Zhongce and ceased to consolidate the results of Hangzhou Zhongce and its subsidiaries. As a result of that disposal, the Company held a 26% interest in Hangzhou Zhongce, which was treated as an equity method affiliate of the Company for the years ended December 31, 2008, 2009 and 2010. In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company. Hangzhou Zhongce manufactures and sells a broad line of tire products, consisting of motor vehicle (bias and radial tires for trucks, tractors, passenger cars and motorcycles), bicycle and wheelbarrow tires. See “Financial Statements” of Hangzhou Zhongce in item 17 for more details.

Rosedale

Rosedale is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on the HKSE. Its principal subsidiaries are engaged in the business of hotel operation and trading of securities.

In 2002, the Company diversified into the travel business through an investment in Rosedale. However, following the disposal of a significant portion of its equity interest during fiscal year 2007, the Company’s equity interest in Rosedale decreased to 12.77% and was subsequently reclassified as trading securities of the Company. As of December 31, 2010, the equity interest had further decreased to 8.90%.

C. ORGANIZATIONAL STRUCTURE

As of December 31, 2010, the principal subsidiaries of the Company were:

Consolidated Subsidiary	Country of Incorporation	Principal Activities	Company’s Ownership Interest
			Directly	Indirectly

Capital Canton Limited	BVI	Investment holding	100%	—

Century Lead Limited	BVI	Investment holding	100%	—

China Tire Enterprises Limited	HK	Investment holding	100%

Cosmos Regent Ltd	BVI	Investment holding	100%	—

Cyber Generation Limited	BVI	Investment holding	100%	—

Great Windfall Agents Limited	BVI	Investment holding	100%	—

Million Good Limited	BVI	Investment holding	100%	—

Orion Tire Corporation	USA	Investment holding	60%	—

Orion (B.V.I.) Tire Corporation	BVI	Investment holding	60%	—

Sincere Ocean Limited	BVI	Investment holding	100%	—

Supreme Solution Limited	BVI	Investment holding	100%	—

Ventures Kingdom Limited	BVI	Investment holding	100%	—

Wealth Faith Limited	BVI	Investment holding	100%	—

Whole Good Limited	BVI	Investment holding	100%	—

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

The Company did not incur any principal capital expenditures, investment and divestitures over the last three years ended December 31, 2010.

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

A. OPERATING RESULTS

Overview

After the completion of the Company’s restructuring discussed above in “History and Development of the Company,” the financial results of the Company for fiscal year 2010 were mainly comprised of investment and interest income and the Company’s share of the earnings and financial results of its affiliate, Hangzhou Zhongce. Currently, the Company is still actively looking for new investments. The PRC market continues to be the focus of world industry, and the Company is confident in the PRC market and continues to explore appropriate investment projects to expand its business network in the PRC.

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

Accounting Estimates

The accounting estimates inherent in the preparation of the consolidated financial statements of the Company mainly include estimates associated with respect to collectability of receivables, impairment of available-for-sale securities, valuation allowances of deferred tax assets and valuation of derivative instruments. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, as well as current and expected economic conditions. Additionally, the Company constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate.

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

Results of Operations: Fiscal year ended December 31, 2010 compared with fiscal year ended December 31, 2009

The Company

For 2010, the Company recorded consolidated net income of Rmb168.0 million, or Rmb18.63 per share. By comparison, the net income and the earnings per share in 2009 was Rmb247.0 million and Rmb27.39, respectively. Loss before income tax and equity in earnings from affiliates for the year ended December 31, 2010 was Rmb6.9 million compared to profit of Rmb17.3 million in 2009.

The Rmb3.3 million loss from operating activities mainly represented the administrative expenses incurred for the year ended December 31, 2010. General and administrative expenses were comprised of expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2010 increased to Rmb3.3 million, as compared to Rmb2.8 million in 2009. Higher administrative and professional fees were incurred in 2010 with the Company being a public reporting company.

Apart from the general and administrative expenses of Rmb3.3 million, included in loss before income tax and equity in earnings from affiliates of Rmb6.9 million for the year ended December 31, 2010 were mainly investment income of Rmb6 million, interest income, which mainly represented the interest income recorded on notes receivable issued by Rosedale, of Rmb3.4 million and exchange gain of Rmb1.3 million, offset by interest expenses of Rmb3.3 million, realized and unrealized loss on investments of Rmb4.8 million and impairment loss recognized on investments of Rmb6.0 million. Profit before income tax and equity in earnings from affiliates was Rmb17.3 million for the year ended December 31, 2009. The poor financial performance in 2010 was primarily due to the poor share price performance of the Company’s investment portfolio in 2010, resulting in net realized and unrealized losses on investments of Rmb4.8 million as compared to a net realized and unrealized gain of Rmb14.7 million in 2009.

The net income for the fiscal year 2010, apart from the loss before income tax and equity in earnings from affiliates of Rmb6.9 million, consisted mainly of the Company’s share of net profit of Hangzhou Zhongce of Rmb190.2 million and income tax expense of Rmb15.2 million. The net income for the fiscal year 2009, apart from the profit before income tax and equity in earnings from affiliates of Rmb17.3 million, consisted mainly of the Company’s share of net profit of Hangzhou Zhongce of Rmb255.1 million and income tax expense of Rmb25.5 million. The share of profit of Hangzhou Zhongce decreased Rmb65.0 million primarily due to the increase in the cost of materials causing a drop in gross profit. Income tax was primarily related to the 10% withholding tax on the undistributed earnings of the Company’s affiliate in the PRC.

Tire Business

For the year ended December 31, 2010, Hangzhou Zhongce recorded a consolidated turnover of approximately Rmb20,258 million, an increase of approximately 33.8% as compared to the same period in 2009 of approximately Rmb15,145 million. Hangzhou Zhongce was able to maintain its market when the automobile industry continued to recover in 2010. However, despite the significant growth in turnover, the audited consolidated net profit for the year ended December 31, 2010 decreased to approximately Rmb731.4 million from approximately Rmb981.2 million for the year ended December 31, 2009. In 2010, the cost of raw materials, in particular the cost of natural rubber, in the tire industry increased significantly, resulting in a drop in gross margin from 14.6% in 2009 to 9.5% in 2010, or from Rmb2.2 billion in 2009 to Rmb1.9 billion in 2010.

Results of Operations: Fiscal year ended December 31, 2009 compared with fiscal year ended December 31, 2008

The Company

For 2009, the Company recorded consolidated net income of Rmb247.0 million, or Rmb27.39 per share. By comparison, the net loss and the net loss per share in 2008 was Rmb71.4 million and Rmb7.92, respectively. Profit before income tax and equity in earnings from affiliates for the year ended December 31, 2009 increased to Rmb17.3 million compared to loss of Rmb116.4 million in 2008.

The Rmb2.8 million loss from operating activities mainly represented the administrative expenses incurred for the year ended December 31, 2009. General and administrative expenses comprised expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2009 amounted to Rmb2.8 million, a decrease of Rmb3 million, compared to Rmb5.8 million in 2008. Management continued to cut administrative expenses such as professional fees, audit fees, etc during the year.

Apart from the general and administrative expenses of Rmb2.8 million, included in profit before income tax and equity in earnings from affiliates for the year ended December 31, 2009 were mainly net realized and unrealized gain on investments of Rmb14.7 million, investment income of Rmb6.1 million, interest income, which mainly represented the interest income recorded on notes receivable issued by Rosedale, of Rmb3.3 million and exchange gain of Rmb0.5 million, offset by interest expenses of Rmb4.5 million. Loss before income tax and equity in earnings from affiliates was Rmb116.4 million for the year ended December 31, 2008. The significant improvement in financial performance in 2009 was primarily due to the improving share price performance of the Company’s investment portfolio in 2009, resulting a net realized and unrealized gain of Rmb14.7 million as compared to a realized and unrealized loss of Rmb59.2 million in 2008. Also, there was no compensation income received related to acquisition of properties and no further impairment recognized on the Company’s available-for-sale securities in 2009, compared with compensation income of Rmb17 million and an impairment loss of Rmb69.5 million in 2008.

The net income for the fiscal year 2009, apart from the profit before income tax and equity in earnings from affiliates of Rmb17.3 million, consisted mainly of the Company’s share of net profit of Hangzhou Zhongce of Rmb255.1 million and income tax expense of Rmb25.5 million. The net income for the fiscal year 2008, apart from the loss before income tax and equity in earnings from affiliates of Rmb116.4 million, consisted mainly of the Company’s share of net profit of Hangzhou Zhongce of Rmb35.4 million and income tax benefit of Rmb9.5 million. Share of profit of Hangzhou Zhongce increased Rmb219.7 million primarily due to recovery of the tire business from the economic downturn in 2008. Income tax in 2009 was primarily related to the 10% withholding tax on the undistributed earnings on the Company’s affiliate in the PRC.

Tire Business

For the year ended December 31, 2009, Hangzhou Zhongce recorded a consolidated turnover of approximately Rmb15,145 million, an increase of approximately 12.6% as compared to the same period in 2008 of approximately Rmb13,446 million. The audited consolidated net profit for the year ended December 31, 2009 increased to approximately Rmb981.2 million from approximately Rmb136.3 million for the year ended December 31, 2008. In 2009, the automobile industry rebounded significantly after the economic downturn that occurred in the fourth quarter of 2008. As a result, the demand for tires also increased accordingly.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Our 2010 operations were entirely funded by internally generated funds. Cash for financing the operations of the Company was principally obtained through the disposal of trading securities and repayments from related parties. During 2009 and 2010, the Company saw a continuation of challenging financial and economic conditions. Although some signs of improvement have started to emerge, the performance of key economies remains uncertain.

The Company’s working capital saw a slight improvement in 2010, calculated as current assets less current liabilities, a negative working capital of Rmb74.3 million as of December 31, 2009 decreased to Rmb71.3 million as of December 31, 2010.

Over the last few years, cash flow for financing the operations of the Company was primarily obtained from the disposal of trading securities. As at December 31, 2010, the Company still held approximately Rmb86.3 million of marketable securities. In 2010, the net cash provided by operating activities was approximately Rmb7.3 million compared to Rmb17.2 million used in operating activities in 2009. The net cash provided by investing activities and used in financing activities in 2010 was approximately Rmb4.3 million and Rmb13.3 million, respectively; compared with Rmb19.0 million provided by investing activities and Rmb1.2 million used in financing activities in 2009.

Other than the Memorandum of Understanding, as described in Item 4 of this Form 20-F, a refundable deposit of Rmb75 million, which paid for the acquisition of investments during 2008 and was refunded subsequently in 2011; and the Convertible Notes receivable of Rosedale of approximately Rmb52 million as described in Item 7 of this Form 20-F, which note matured in June 2011 and subsequently fully settled, no transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Company have been entered into during 2010. In management’s opinion, the Group has sufficient cash and cash equivalents, notes receivable and trading securities to support its working capital for its present requirements.

For the years ended December 31, 2009 and 2010, the Company had no expenditure for property, plant and equipment.

Cash and cash equivalents of the Company decreased from Rmb0.2 million at December 31, 2009 to approximately Rmb0.1 million at December 31, 2010 of which Rmb9,300 (approximately US$1,400) were U.S. dollar deposits included in cash and cash equivalents.

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

D. TREND INFORMATION

Following its sale of a portion of its interest in Hangzhou Zhongce in 2003, the Company does not have a majority-owned operating subsidiary as of the date of this report. As of the date of this report, following its sale of a portion of its interest in Rosedale in 2007, the Company’s financial results were largely dependent on its equity in earnings of the affiliated company, Hangzhou Zhongce, the shares of which the Company disposed of in November 2011, as discussed above. Having positioned itself as a conglomerate investor in China, the Company anticipates that it will maintain its conservative and cautious investment posture in the coming year and to continue its efforts to explore new investment opportunities.

E. OFF-BALANCE SHEET ARRANGEMENTS

For the year of 2010, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Additionally, the Company had not undertaken any guarantees as of December 31, 2010.

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

As of December 31, 2010, the Company had capital commitments for the acquisition of an equity interest of Rmb75 million in respect of the MOU entered into in April 2008.

	Payments due by period
	Less than 1 year	1-3 years	More than 3 years
Contractual Obligation	Rmb’000	Rmb’000	Rmb’000

Acquisition of investment	75,000	—	—

On June 30, 2011, the MOU lapsed. The deposit of Rmb67.5 million was refunded to the Company. Rmb7.5 million was charged as an administrative fee and recorded as an expense of the Company for the year ended December 31, 2011.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position	Since

Allan Yap	58	Chairman, Chief Executive Officer and Director	2001	(1)
Eva Chan Ling	48	Deputy Chairman and Director	2004	(2)
Dorothy Law	44	Director	2000
Richard Whittall	54	Independent Director and Audit Committee Member	2000
Lien Kait Long	65	Director	1999
Sin Chi Fai	54	Independent Director and Audit Committee Member	2010	(3)
Jimmy Chow Chun Man	44	Chief Financial Officer	2003

(1)	Dr. Allan Yap is the Chairman of Hanny and served as an executive director of China Strategic Holdings Limited (“CSH”), a publicly listed company in Hong Kong, until his resignation on June 16, 2006.
(2)	Ms. Eva Chan Ling is an executive director of CSH and the managing director of Rosedale Hotel Holdings Limited (“Rosedale”), a publicly listed company in Hong Kong and an equity method affiliate of the Company until June 30, 2007 and accounted for as investments of the Company thereafter.
(3)	Mr. Sin Chi Fai is an independent non-executive director of Hanny and Rosedale. He was also an independent non-executive director, a member of the audit committee and a member of the remuneration committee of CSH until his resignation on October 30, 2007.

There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above. None of the directors or executive officers was elected or appointed pursuant to an arrangement or understanding with any third party.

Biographies of Directors and Senior Management

Dr. Allan Yap, age 58, is the chairman, chief executive officer and a director of the Company. He holds an honorary degree of Doctor of Laws and has over 30 years’ experience in finance, investment and banking. Dr. Yap is the chairman of Hanny and an alternate director of Television Broadcasts Limited, both are publicly listed companies in Hong Kong. He is also the chairman and chief executive officer of Burcon NutraScience Corporation, a company whose shares are listed on the Toronto Stock Exchange in Canada, NASDAQ Stock Exchange in the United States and the Frankfurt Stock Exchange in Germany. Dr. Yap is an executive chairman of Hanwell Holdings Limited (formerly known as PSC Corporation Limited) and Tat Seng Packaging Group Limited, both are publicly listed companies in Singapore. He is also the chairman of MRI Holdings Limited. The recommendation by the directors of MRI Holdings Limited to return its assets to its shareholders by way of members’ voluntary liquidation was approved by its shareholders on April 29, 2010. Dr. Yap had been an executive director of Rosedale, a public listed company in Hong Kong, and retired on May 25, 2011, and an executive chairman of Intraco Limited, a public listed company in Singapore, and resigned on December 6, 2012. He had also been an executive director of China Strategic Holdings Limited, Big Media Group Limited (now known as Neo Telemedia Limited) and See Corporation Limited, all are publicly listed companies in Hong Kong, and resigned on June 16, 2006, July 20, 2009 and June 13, 2011, respectively. Dr. Yap was appointed as the chairman and chief executive officer of the Company on December 1, 2004.

Ms. Eva Chan Ling, age 48, is a deputy chairman and a director of the Company. She has over 24 years’ experience in auditing, accounting and finance in both international accounting firms and listed companies. Ms. Chan is a member of the Institute of Chartered Accountants in Australia, a fellow member of the Association of Chartered Certified Accountants and also a practicing member of the Hong Kong Institute of Certified Public Accountants. Effective from June 1, 2009, Ms. Chan is the managing director of Rosedale. She is an executive director of China Strategic Holdings Limited and an independent non-executive director of Well Way Group Limited (formerly known as Trasy Gold Ex Limited), both publicly listed companies in Hong Kong. She is also a director of MRI Holdings Limited. She had been an independent non-executive director of Wonson International Holdings Limited (now known as China Ocean Shipbuilding Industry Group Limited), a publicly listed company in Hong Kong, and resigned on August 13, 2008. Ms. Chan was appointed as deputy chairman of the Company on December 1, 2004.

Ms. Dorothy Law, age 44, is a director of the Company. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and she has also been admitted as a Solicitor of the High Court of Hong Kong (non-practicing). Ms. Law is Senior Vice President, Legal and Corporate Secretary of Burcon NutraScience Corporation.

Mr. Richard Whittall, age 54, is an independent director and the chairman of the audit committee of the Company. He is a partner in Watershed Capital Partners Inc., an investment banking firm, based in Vancouver, British Columbia, Canada. Mr. Whittall has 23 years’ experience in investment banking, advising domestic and international companies in the areas of fund raising, mergers, acquisitions, divestitures and strategic business alliances. Mr. Whittall currently serves as a director of a number of public and private companies, including Fortress Paper Ltd, GVIC Communications Corp., Canadian General Investments Limited and Canadian World Fund Limited.

Mr. Lien Kait Long, age 65, is a director of the Company. Mr. Lien holds a bachelor’s degree in commerce and is a fellow member of the Institute of Certified Public Accountants of Singapore and CPA Australia. He has extensive experience in finance, corporate management and business investment. He has held a number of senior management positions as well as executive directorships in various public and private corporations in Singapore, Hong Kong and China. He is also a director of MRI Holdings Limited. Mr. Lien currently serves as an independent director on the board of several Singapore and Chinese Companies listed on the Singapore Exchange Securities Trading Limited.

Mr. Sin Chi Fai, age 54, is appointed an independent director and an audit committee member of the Company on June 9, 2010. Mr. Sin obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 16 years’ experience in banking field and has over 16 years’ sales and marketing experience in information technology industries. Mr. Sin currently serves as an independent non-executive director of Rosedale and Hanny, both publicly listed companies in Hong Kong. Mr. Sin is also currently a director and shareholder of a Singapore company engaged in the distribution of data storage media and computer-related products throughout Asia. Mr. Sin had been an independent non-executive director, member of the audit committee, and member of the remuneration committee of China Strategic Holdings Limited, and Wonson International Holdings Limited (now known as China Ocean Shipbuilding Industry Group Limited), both publicly listed companies in Hong Kong, and resigned on October 30, 2007 and May 15, 2008 respectively.

Mr. Jimmy Chow Chun Man, age 44, was appointed as the chief financial officer of the Company on September 24, 2003. Mr. Chow holds a Bachelor Degree in Accountancy and is a member of both CPA Australia and the Hong Kong Institute of Certified Public Accountants. He has over 16 years’ of experiences in auditing, financial reporting and corporate finance. Mr. Chow is also a senior vice president of Hanny.

B. COMPENSATION

For the year ended December 31, 2010, the aggregate amount of compensation paid by the Company and its subsidiaries to the Company’s directors and executive officers, for service in all capacities, was Rmb730,620 (approximately US$110,700). The grant of bonuses is determined at the discretion of the board of directors. No bonuses were paid in the year 2010 or granted with respect to the year 2010.

The following table summarizes the compensation received by our executive and non-executive directors and senior management for the year 2010.

Name	Salary (USD)	Salary (Rmb)	Total (USD)	Total (Rmb)

Executive Director

Allan Yap	20,000	132,000	20,000	132,000

Eva Chan Ling	20,000	132,000	20,000	132,000

Non-Executive Director

Dorothy Law	20,000	132,000	20,000	132,000

Lien Kait Long	20,000	132,000	20,000	132,000

Richard Whittall	20,000	132,000	20,000	132,000

Sin Chi Fai (appointed on June 9, 2010)	4,600	30,360	4,600	30,360

David Edwin Bussmann (resigned on April 21, 2010)	6,100	40,260	6,100	40,260

No officer or director received any non-cash compensation in 2010.

C. BOARD PRACTICES

Mr. David Edwin Bussmann resigned as director of the Company effective on April 21, 2010 and Mr. Sin Chi Fai was appointed as director and member of the audit committee of the Company on June 9, 2010 to fill the vacancy. The 2011, 2012 and 2013 annual general meeting of the Company is going to be held on January 6, 2014, the shareholders of the Company will be asked to re-elect all six existing directors and to serve until the next annual general meeting of the Company.

No director of the Company has entered into any service contract nor is entitled to any benefits upon termination of employment with the Company.

The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. During the year 2010, the audit committee of the Company consisted of Mr. Richard Whittall, Mr. David Edwin Bussmann (resigned on April 21, 2010) and Mr. Sin Chi Fai (appointed on June 9, 2010). As of the date of this filing, the audit committee of the Company consisted of Mr. Richard Whittall and Mr. Sin Chi Fai.

D. EMPLOYEES

As of December 31, 2008, 2009 and 2010, the Company had no employees.

E. SHARE OWNERSHIP

As of December 31, 2010, none of the Company’s directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Based on filings on Schedule 13G under the Exchange Act and public announcements/circulars/annual reports of Hanny pursuant to the Listing Rules of HKSE, as of December 31, 2010, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company:

Name of holder	Number of shares held	Percentage of class

Hanny Holdings Limited (1) (2) (3)(4)	2,610,600	28.95%

William F. Harnisch (5)	469,875	5.21%

(1)	On March 26, 2008, Hanny disclosed by way of announcement posted on the website of the HKSE that it would sell to an independent third party its entire issued share capital held in Kamthorn Limited, which held approximately 18.1% equity interest in the issued share capital of the Company. The transaction was completed in May 2008.
(2)	On July 30, 2008, Hanny further disclosed in its annual report 2007-08 that 29.2% interest including the interest as mentioned in (1) above in the issued share capital of the Company was disposed of subsequent to its financial year ended March 31, 2008.
(3)	The 2,610,600 shares that Hanny beneficially owned during the fiscal year 2009 included 610,600 shares held by its indirect, non-wholly owned subsidiary, which represented an effective equity interest of 3.88% in the issued share capital of the Company.
(4)	On December 7, 2010, Hanny disclosed by way of announcement posted on the website of the HKSE that its indirect wholly-owned subsidiary had conditionally agreed to purchase 610,600 shares of the Company from its indirect, non-wholly owned subsidiary (that is, the number of shares as mentioned in note (3) above). Hanny further disclosed in its annual report 2010-2011 that the transaction was completed on 30 December 2010. Hanny’s effective equity interest in the Company therefore increased to 28.95%.
(5)	(a) According to Amendment No. 17 to a report on Schedule 13G/A dated February 4, 2011, the 469,875 shares beneficially owned by William F. Harnisch consist of (A) 79,800 shares beneficially owned individually by Mr. Harnisch; and (B) (i) 218,775 shares beneficially owned by Grenadier Fund; (ii) 116,100 shares beneficially owned by Triumph Fund II L.P.; (iii) 52,500 shares beneficially owned by Peconic Partners International Fund Ltd.; and (iv) 2,700 shares beneficially owned by Triumph Fund III L.P., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above-mentioned clients.

(b) According to Amendment No. 7 to a report on Schedule 13G/A dated February 14, 2013, the number of shares beneficially owned by William F. Harnisch as of December 31, 2012 changed to 467,175 shares, representing a 5.18% equity interest in the Company, consisting of (A) 79,800 shares beneficially owned individually by Mr. Harnisch; and (B) (i) 218,775 shares beneficially owned by Grenadier Fund; (ii) 116,100 shares beneficially owned by Triumph Fund II L.P.; (iii) 52,500 shares beneficially owned by Peconic Partners International Fund Ltd.; and (iv) 0 shares beneficially owned by Triumph Fund III L.P., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above-mentioned clients.

According to the shareholders list provided to the Company by its transfer agent, there were 52 shareholders (representing all issued common stock of 9,017,310 shares) of record of the Company’s common stock as of November 30, 2013.

B. RELATED PARTY TRANSACTIONS

Acquisition of 100% equity interest in certain subsidiaries from Hanny

In April 2008, the Company acquired a 100% equity interest in Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited, companies engaged in securities investment, from Hanny Magnetics (B.V.I) Limited, subsidiary of Hanny Holdings Limited (“Hanny”). Pursuant to the terms of the acquisition agreements, total consideration was Rmb34,417,000 (US$5,045,000), and the amount was settled through current account with Hanny. The primary assets acquired were the securities held and the acquisition has been accounted for as an acquisition of assets.

Convertible Notes

On March 23, 2006, Rosedale entered into a subscription agreement with the Company and other subscribers for convertible notes with an aggregate principal amount of HK$1,000,000,000, of which the Company agreed to subscribe for HK$300,000,000. The initial conversion price of the convertible notes was HK$0.79 per share, subject to anti-dilutive adjustments. In July 2008, the conversion price was reduced from HK$0.79 per shares to HK$0.339 per share as a result of rights issued by Rosedale. Unless previously converted or lapsed or redeemed by Rosedale, Rosedale will redeem the convertible notes on the fifth anniversary from the date of issue of the convertible notes at a redemption amount equal to 110% of the principal amount of the convertible notes outstanding. The Company has the right to convert the whole or any part (in an amount or integral multiple of HK$1,000,000) of the principal amount of the convertible notes into shares of Rosedale at the then prevailing conversion price.

Subject to certain restrictions intended to facilitate compliance with relevant rules and regulations, each noteholder has the right to exchange all or part (in the amount or integral multiple of HK$10,000,000) of 50% of the initial principal amount of its convertible notes for shares of any company that is an affiliated company of Rosedale as defined in the Rules Governing the Listing of Securities on the HKSE or a subsidiary of Rosedale that is to be listed on a stock exchange through an initial public offering at the price, subject to anti-dilutive adjustments, at which the such shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated company or subsidiary in the future is at the sole discretion of the directors of Rosedale. During 2007, the Company converted a total of HK$237,000,000 of convertible notes of Rosedale into ordinary shares at a conversion price of HK$0.79 per share. The Company did not convert any convertible notes of Rosedale in 2008, 2009 and 2010.

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

In December 2009, Rosedale made another repurchase offer to all Convertible Notes holders to repurchase the Convertible Notes at a price equal to 80% of the outstanding principal amount of the Convertible Notes (the “Repurchase Offer II”). The Repurchase Offer II is conditional upon fulfillment of several conditions. The Company accepted the Repurchase Offer II in full. However, Rosedale could not fulfill certain of the conditions and the Repurchase Offer II also lapsed automatically.

In February 2010, Rosedale had completed a capital reorganization which involved, among others, consolidation of every twenty (20) of its then issued shares of HK$0.01 each into 1 issued consolidated share of HK$0.20 each. Consequently, the conversion price of the Convertible Notes was adjusted from HK$0.339 to HK$6.780 with effect from February 1, 2010.

In June 2010, Rosedale announced that it proposed to make a repurchase offer to repurchase the Convertible Notes (the “Repurchase Offer III”). The Company did not accept the Repurchase Offer III.

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

Other Related Party Transactions

The Company entered into the following related party transactions:

	2009	2010
	Rmb’000	Rmb’000
Due from:
CSH and its subsidiaries	118	95
GDI and its subsidiaries (“GDI Group”)	2	2
Hanny and its subsidiaries (except GDI Group)	1,267	1,217
Rosedale and its subsidiaries	28,766	22,779

	30,153	24,093

Due to:
CSH and its subsidiaries	394	382
GDI and its subsidiaries	1,737	1,737
Hanny and its subsidiaries (except GDI Group)	94,545	90,835
Rosedale and its subsidiaries	523	258
Paul Y. Finance Limited	9,744	544

	106,943	93,756

As of December 31, 2009 and 2010, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the Consolidated Financial Statements to the Company included in “Item 18. Financial Statements” of this Annual Report. See also “Item 17. Financial Statements” of this Annual Report for financial statements of Hangzhou Zhongce, included pursuant to the requirements of Article 3-09 of Regulation S-X.

Dividend Policy

On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2008, 2009 and 2010, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will depend on the Company’s results of operations and financial condition, and other factors deemed relevant by its board of directors.

Since the Company is a holding company, its ability to pay dividends depends substantially on its receipt of distributions from its subsidiaries. Applicable Chinese laws and regulations require that, before a Sino-foreign equity joint venture enterprise (such as each PRC subsidiary) distributes profits to investors, it must: (1) satisfy all tax liabilities; (2) provide for losses in previous years; and (3) make allocations, in proportions determined at the sole discretion of the board of directors, to a general reserve fund and an enterprise expansion fund. During 2008, 2009 and 2010, no distribution of dividends was made from any subsidiary to the Company.

B. SIGNIFICANT CHANGES

The Company did not convert any of the Convertible Notes of Rosedale that it held in 2011. On June 7, 2011, the maturity date of the Convertible Notes, there were a total of HK$63,000,000, or approximately US$8 million, of Convertible Notes outstanding and all such notes have been subsequently fully settled.

On June 30, 2011, the Memorandum of Understanding, dated April 15, 2008, between a direct, wholly owned subsidiary of the Company and a third party regarding the acquisition of a certain equity interest in a property investment company, lapsed. The deposit of Rmb67,500,000, or approximately US$10 million was refunded to the Company.

On November 28, 2011, the Company sold all of its ownership interests in Hangzhou Zhongce Rubber Company Limited to CZ Tire Holdings Limited, an independent third-party company incorporated in the British Virgin Islands, for a purchase price of Rmb600,000,000 or approximately US$91 million. Approximately US$6.1million of the proceeds otherwise payable to the Company were instead deposited into an escrow account for payment of taxes related to the transaction.

On September 28, 2012, the Company reported that its wholly owned subsidiary, Wealth Faith Limited had entered into a definitive agreement with Fortuneasy Limited. The agreement provides for the purchase by Wealth Faith Limited of 40% of the shares of Million Cube Limited from Fortuneasy Limited. The total purchase price for the shares being acquired by Wealth Faith Limited is HK$200 million or approximately US$25.6 million. The Company, through Wealth Faith Limited, previously deposited HK$154.8 million or approximately US$19.8 million in earnest money with Fortuneasy Limited, which will be applied toward the purchase price. As provided in the agreement, Million Cube Limited has acquired 45% of the issued share capital and corresponding shareholder loans of Paragon Winner Company Limited, or Paragon. Paragon was formed to invest in a joint venture that has developed the Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, People’s Republic of China and that is seeking to develop a related hotel and resort complex at such resort. The closing of the transaction is subject to, among other things, the Company and Wealth Faith Limited satisfactorily completing due diligence and the receipt of all necessary governmental and other consents. The parties to the transaction anticipate that the transaction will close sometime in the first quarter of 2014.

ITEM 9.	THE LISTING

Since November 26, 2002, the Company’s common stock has traded on the OTC Pink Sheets and OTCQB Securities Market under the stock symbol “CSHEF”. The OTCQB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter equity securities for companies that are registrants with the SEC. Prior to that, the Company’s common stock traded on the New York Stock Exchange, or NYSE, under the symbol “CSH”. However, the trading was suspended on September 27, 2002 by the NYSE for the failure of the Company to meet the NYSE’s continuing listing standards. Effective December 30, 2002, the common stock of the Company was removed from listing on the NYSE.

The following table sets forth, for the periods indicated, the high and low closing sale prices of the common stock as reported by the OTCQB Securities Market from January 1, 2006 to December 31, 2010.

Year Ended	High (US$)	Low (US$)

December 31, 2010	0.19	0.01

December 31, 2009	0.50	0.03

December 31, 2008	0.60	0.02

December 31, 2007	2.21	0.55

December 31, 2006	2.59	0.40

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2010 and each of the most recent periods.

Quarter Ended	High (US$)	Low (US$)
September 30, 2013	0.26	0.16
June 30, 2013	0.74	0.26
March 31, 2013	0.80	0.21
December 31, 2012	0.62	0.25
September 30, 2012	1.10	0.10
June 30, 2012	1.11	1.10
March 31, 2012	1.75	0.85
December 31, 2011	0.76	0.10
September 30, 2011	0.40	0.20
June 30, 2011	0.50	0.25
March 31, 2011	0.35	0.04
December 31, 2010	0.06	0.01
September 30, 2010	0.07	0.04
June 30, 2010	0.16	0.05
March 31, 2010	0.19	0.05
December 31, 2009	0.12	0.05
September 30, 2009	0.12	0.05
June 30, 2009	0.50	0.04
March 31, 2009	0.35	0.03

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

Month Ended	High (US$)	Low (US$)
November 30, 2013	0.25	0.20
October 31, 2013	0.50	0.19
September 30, 2013	0.26	0.16
August 31, 2013	0.26	0.26
July 31, 2013	0.26	0.26
June 30, 2013	0.37	0.26

ITEM 10.	ADDITIONAL INFORMATION

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

On June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at the par value of US$0.01 per share. In September 2006, upon the request of the sole holder of the Supervoting Common Stock and pursuant to the Company’s bylaws, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock, US$0.01 par value. There were no outstanding shares of Supervoting Common Stock as of December 31, 2009 and 2010.

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

•	An agreement dated March 25, 2008 entered into between the Company and Hanny Magnetics (B.V.I.) Limited for the sale and purchase of the entire issued share capital of Cosmos Regent Ltd, Cyber Generation Limited and Whole Good Limited for the consideration of HK$38,000,000.

•	On November 21, 2011, the Company entered into an agreement pursuant to which the Company sold all of its ownership interests in Hangzhou Zhongce Rubber Company Limited to CZ Tire Holdings Limited, an independent third-party company incorporated in the British Virgin Islands, for a purchase price of Rmb600,000,000 or approximately US$91 million.

•	On September 28, 2012, the Company’s wholly owned subsidiary, Wealth Faith Limited entered into a definitive agreement with Fortuneasy Limited. The agreement provides for the purchase by Wealth Faith Limited of 40% of the shares of Million Cube Limited from Fortuneasy Limited. The total purchase price for the shares being acquired by Wealth Faith Limited is HK$200 million or approximately US$25.6 million.

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

The “controlled foreign corporation” (“CFC”) and “passive foreign investment company” rules under United States Federal income tax law could apply to the Company and U.S. investors who own Common Stock. Based on the current and anticipated ownership of the Company, the Company does not believe it will constitute a CFC. In light of the Company’s disposition of most of its operating subsidiaries or its majority interests in such subsidiaries during the prior three years, there is some risk that the Company could qualify as a passive foreign investment company for 2010 or subsequent years. The Company does not believe it was a passive foreign investment company during 2010; however, since passive foreign investment company status is determined annually, there can be no assurance that the Company might not become a passive foreign investment company in 2011 or subsequent years, including after the consummation of the transactions in 2011 and 2012 described in Item 4.A., History and Development of the Company.

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

Documents concerning us that are referred to herein may be inspected at the Company’s offices at 25th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong. You may read and copy any document that the Company files with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

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

Foreign Currency Risk

As our major assets and liabilities are comprised of a mixture of items denominated in Renminbi or Hong Kong dollars, our business and operating results may be materially affected in the event of a severe increase or decrease in the value of Renminbi against other currencies. If Renminbi appreciates against Hong Kong dollars, our operating expenses and net income may be affected depending upon the then composition of our assets and liabilities.

Historically, both Hong Kong dollars and Renminbi were pegged to U.S. dollars. As a result, the exchange rate of Hong Kong dollars to Renminbi fluctuated within a narrow range. However, on July 21, 2005, the PBOC adjusted the exchange rate of U.S. dollars to Renminbi from 1:8.27 to 1:8.11, resulting in an approximately 2% appreciation in the value of Renminbi against U.S. dollars. As Hong Kong dollars are pegged to U.S. dollars, such adjustment has effectively resulted in an approximately 2% appreciation in the value of Renminbi against Hong Kong dollar. For more details, see “RISK FACTORS — FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS”.

As of December 31, 2010, the Company had no open forward contracts or option contracts. The Company’s cash on hand as of December 31, 2010 was Rmb0.1 million of which approximately Rmb9,300 equivalents (approximately US$1,400) were held in U.S. dollar deposits.

Interest Rate Fluctuations

The Company’s interest income is sensitive to change in interest rates. However, the amount of interest income is immaterial to the Company. Any fluctuation in the interest rate will not have material impact on the Company’s interest income.

The Company did not have any short-term or long-term debt which bore a floating interest rate as of December 31, 2009 or 2010.

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

Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2010.

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

As the Company’s common stock is not currently listed on a U.S. national securities exchange, the Company is not obligated to have an audit committee of the board of directors. The Company has, however, had an Audit Committee for many years and continues to do so. As of December 31, 2010, the Company’s Board of Directors has determined that the two members of the Audit Committee, Mr. Richard Whittall and Mr. Sin Chi Fai, do not qualify as “audit committee financial experts” as defined by Item 401(h) of Regulation S-K adopted pursuant to the Exchange Act. The Company is currently in the process of seeking a qualified financial expert for the audit committee.

ITEM 16B	CODE OF ETHICS

The Company has adopted a Code of Ethics for the Chief Executive and Senior Financial Officers, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 14.1 to this Annual Report on Form 20-F.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for services rendered by our principal external auditors for the periods indicated below:

	2009	2010
	US$’000	US$’000
Audit Fees	192	226
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	192	226

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

Hangzhou Zhongce prepared its statutory financial statements in accordance with the accounting principles and the relevant financial regulations as established by the Ministry of Finance of the PRC; however, for the purposes of complying with Article 3-09 of Regulation S-X, Hangzhou Zhongce prepared separate financial statements in accordance with U.S. GAAP. Pursuant to Article 3-09 of Regulation S-X, Hangzhou Zhongce’s financial statements for the three years ended December 31, 2008, 2009 and 2010 accompany this report beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

See the Index to the Consolidated Financial Statements accompanying this report beginning page FF-1.

HANGZHOU ZHONGCE RUBBER CO., LTD.

Report of Independent Registered Public

Accounting Firm and Consolidated Financial Statements

for the years ended December 31, 2008, 2009 and 2010

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HANGZHOU ZHONGCE RUBBER CO., LTD.

DTT(A)(13)U0036

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hangzhou Zhongce Rubber Co., Ltd.

We have audited the accompanying consolidated balance sheets of Hangzhou Zhongce Rubber Co., Ltd. (the “Company”) and its subsidiaries (collectively referred as the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States Dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(n). Such United States Dollar amounts are presented solely for the convenience of the readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP.

November 8, 2013

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands)

	Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$
Net revenues:
- third parties	13,389,625	15,084,814	20,171,781	3,056,330
- related companies	56,326	60,514	86,685	13,134

Total	13,445,951	15,145,328	20,258,466	3,069,464
Cost of revenues	(12,190,132)	(12,936,757)	(18,340,738)	(2,778,900)

Gross profit	1,255,819	2,208,571	1,917,728	290,564
Selling, general and administrative expenses	(756,503)	(877,338)	(980,301)	(148,530)
Government subsidies	18,977	28,439	67,573	10,238
Other operating income (loss), net	(40,484)	16,669	267	40

Operating income	477,809	1,376,341	1,005,267	152,312
Non-operating income (expenses):
Interest income	4,785	6,314	5,393	817
Interest expenses	(252,383)	(178,176)	(179,292)	(27,165)
Other income (loss)	(6,770)	549	(11,928)	(1,807)

Income before income taxes and noncontrolling interests	223,441	1,205,028	819,440	124,157
Income tax expenses (note 7)	(77,408)	(181,748)	(46,289)	(7,013)

Net income	146,033	1,023,280	773,151	117,144

Net income attributable to noncontrolling interests	(9,707)	(42,059)	(41,740)	(6,324)

Net income attributable to the shareholders of the Company	136,326	981,221	731,411	110,820

See accompanying notes to consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of December 31,
	2009	2010	2010
	Rmb	Rmb	US$
ASSETS

Current assets:
Cash and cash equivalents	810,774	687,920	104,230
Restricted cash	17,271	19,938	3,021
Accounts receivable, net of allowances for doubtful receivables Rmb69,838 in 2009 and Rmb69,631 (US$10,550) in 2010	815,297	1,099,536	166,596
Notes receivables (note 3)	111,245	406,656	61,615
Other receivables	93,449	191,115	28,956
Inventories (note 4)	2,163,466	3,223,915	488,472
Prepaid expenses and other current assets	135,332	213,098	32,288
Due from related companies (note 10)	74,711	48,782	7,391
Deferred tax assets (note 7)	113,688	196,103	29,713

Total current assets	4,335,233	6,087,063	922,282

Prepayments for equipment	164,256	224,669	34,041
Prepayment for land use rights	—	35,000	5,303
Property, plant and equipment, net (note 5)	4,498,832	5,146,020	779,700
Land use rights (note 5)	284,836	281,540	42,657
Deferred tax assets (note 7)	13,626	10,717	1,624
Due from related companies (note 10)	1,965	8,129	1,232
Other assets	2,250	3,120	473

Total assets	9,300,998	11,796,258	1,787,312

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands)

	As of December 31,
	2009	2010	2010
	Rmb	Rmb	US$
LIABILITIES AND EQUITY

Current liabilities:
Short-term bank loans (note 6)	1,901,000	2,832,161	429,115
Current portion of long-term bank loans (note 6)	480,000	539,700	81,773
Accounts payable	1,509,734	1,938,801	293,758
Advances from customers	367,462	369,763	56,025
Transportation expenses payable	109,808	72,957	11,054
Other payables	358,639	422,235	63,975
Accrued liabilities	457,415	492,415	74,609
Due to related companies (note 10)	93,839	118,768	17,995
Due to a shareholder (note 10)	134	134	20
Income taxes payable (note 7)	120,035	53,087	8,043

Total current liabilities	5,398,066	6,840,021	1,036,367
Government subsidies	475,462	454,066	68,798
Long-term bank loans, net of current portion (note 6)	640,000	941,550	142,659

Total liabilities	6,513,528	8,235,637	1,247,824

Commitments and contingencies (note 8)

Shareholders’ equity:
Registered capital	613,603	613,603	92,970
Additional paid-in capital	20,266	20,266	3,071
Retained earnings	1,860,760	2,592,171	392,753

Total equity	2,494,629	3,226,040	488,794
Noncontrolling interests	292,841	334,581	50,694

Total equity	2,787,470	3,560,621	539,488

Total liabilities and equity	9,300,998	11,796,258	1,787,312

See accompanying notes to consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

The following table presents the carrying amounts and classification of the assets of the consolidated variable interest entity (“VIE”), which is included in the Consolidated Balance Sheets above. The assets in the table below include intercompany balances that eliminate in consolidation. The assets of the VIE as presented in the following table can only be used to settle obligations of the VIE.

	As of December 31,
	2009	2010	2010
	Rmb	Rmb	US$
ASSETS OF VIE

Current assets:
Cash and cash equivalents	92,779	75,882	11,497
Restricted cash	921	60	9
Accounts receivable	4	160	24
Notes receivables	44,379	115,025	17,428
Other receivables	2,059	2,119	321
Inventories	34,916	38,654	5,857
Prepaid expenses and other current assets	10,739	20,228	3,065
Due from related companies	9,810	15,366	2,328
Deferred tax assets	1,125	1,029	156

Total current assets	196,732	268,523	40,685

Prepayments for equipment	971	24,033	3,641
Property, plant and equipment, net	1,356,019	1,308,942	198,325
Land use rights	53,474	51,882	7,861
Deferred tax assets	10,613	16,531	2,505

Total assets of VIE	1,617,809	1,669,911	253,017

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands)

The following table presents the carrying amounts and classification of the liabilities of the consolidated VIE, which are included in the Consolidated Balance Sheets above. The liabilities in the table below include intercompany balances that eliminate in consolidation. All the liabilities of the consolidated VIE as presented in the following table are without recourse to the general credit of Hangzhou Zhongce Rubber Co., Ltd.

	As of December 31,
	2009	2010	2010
	Rmb	Rmb	US$
LIABILITIES OF VIE

Current liabilities:
Short-term bank loans	370,000	360,000	54,545
Current portion of long-term bank loans	50,000	79,700	12,076
Accounts payable	83,487	76,715	11,623
Other payables	181,394	136,469	20,677
Due to related companies	348,757	382,861	58,009
Income taxes payable	3,252	8,399	1,273

Total current liabilities	1,036,890	1,044,144	158,203
Long-term bank loans, net of current portion	180,000	170,300	25,803

Total liabilities of VIE	1,216,890	1,214,444	184,006

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands)

	Registered capital	Additional paid-in capital	Retained earnings	Total	Noncontrolling Interests	Total equity
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2008	613,603	20,266	743,213	1,377,082	231,323	1,608,405
Net income	—	—	136,326	136,326	9,707	146,033

Balance at December 31, 2008	613,603	20,266	879,539	1,513,408	241,030	1,754,438
Net income	—	—	981,221	981,221	42,059	1,023,280
Capital Injection	—	—	—	—	9,752	9,752

Balance at December 31, 2009	613,603	20,266	1,860,760	2,494,629	292,841	2,787,470

Net income	—	—	731,411	731,411	41,740	773,151

Balance at December 31, 2010	613,603	20,266	2,592,171	3,226,040	334,581	3,560,621

Balance at December 31, 2010 (in US$)	92,970	3,071	392,753	488,794	50,694	539,488

See accompanying notes to consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income	146,033	1,023,280	773,151	117,144
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	29,728	(25,788)	(79,506)	(12,046)
Loss (gain) on disposal of property, plant and equipment	(398)	20,035	6,052	917
Depreciation	443,016	559,286	664,308	100,653
Amortization	4,732	5,525	6,643	1,007
Allowance for doubtful accounts receivable	8,026	210	(207)	(32)
Amortization of government subsidies	—	—	(67,573)	(10,238)
Changes in operating assets and liabilities:
Accounts and other receivables	(253,067)	159,191	(381,698)	(57,833)
Notes receivables	55,657	(91,370)	(295,411)	(44,759)
Inventories	(69,680)	(225,441)	(1,060,449)	(160,674)
Prepaid expenses and other current assets	(88,105)	27,545	(77,766)	(11,783)
Prepaid land use right	(111,665)	(59,433)	(3,347)	(507)
Due from related companies	(11,872)	(35,199)	25,929	3,929
Other assets	(983)	(49)	2,477	375
Accounts payable and other payables	328,107	528,551	467,134	70,778
Government subsidies	33,283	27,523	8,334	1,262
Due to related companies	14,406	73,115	24,929	3,777
Accrued liabilities	57,212	46,388	35,000	5,303
Income taxes payable	(45,508)	109,173	(66,948)	(10,144)

Net cash provided by (used in) operating activities	538,922	2,142,542	(18,948)	(2,871)

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(Amounts in thousands)

	Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$
Cash flows from investing activities:
Purchase of property, plant and equipment	(1,355,899)	(966,414)	(1,332,504)	(201,895)
Increase in prepayment for land use right	—	—	(35,000)	(5,303)
(Increase) decrease in prepayment paid for property, plant and equipment	169,738	(97,401)	(60,413)	(9,153)
Increase in government subsidies	17,466	200,587	37,843	5,734
(Increase) decrease in restricted bank deposits	(80,954)	81,093	(2,667)	(404)
Proceeds from disposal of property, plant and equipment	5,167	5,865	2,588	392
(Increase) decrease in due from related companies	1,203	(1,078)	(6,164)	(934)

Net cash used in investing activities	(1,243,279)	(777,348)	(1,396,317)	(211,563)

Cash flows from financing activities:
Capital Injection from Non-controlling interests	—	9,752	—	—
Proceeds from short-term bank loans	6,087,688	2,907,251	5,230,188	792,453
Repayment of short-term bank loans	(5,427,444)	(3,818,263)	(4,299,027)	(651,368)
Proceeds from long-term bank loans	659,699	540,000	841,250	127,462
Repayment of long-term bank loans	(472,344)	(593,000)	(480,000)	(72,727)
Repayment of debenture payable	(360,000)	—	—	—
Repayment of loans from a related company	(22,669)	—	—	—
Increase (decrease) in amount due to a shareholder	67	—	—	—

Net cash provided by (used in) financing activities	464,997	(954,260)	1,292,411	195,820

Net increase (decrease) in cash and cash equivalents	(239,360)	410,934	(122,854)	(18,614)
Cash and cash equivalents, beginning of the year	639,200	399,840	810,774	122,844

Cash and cash equivalents, end of the year	399,840	810,774	687,920	104,230

Supplemental disclosures of cash flow information:
Interest paid, net of interest capitalized	249,192	189,773	183,561	27,812
Income tax paid	93,187	98,363	192,743	29,203

Non-cash investing activities:
Other payables for property, plant and equipment	74,189	67,364	58,343	8,840

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

In 2009, the Company incorporated a PRC subsidiary Zhongce Rubber (Jiande) Co., Ltd. (“Jian De”) and wholly owned 100% of Jian De. The principal activity of Jian De is in the manufacture and sale of rubber tires in the PRC.

In 2010, the Company incorporated a PRC subsidiary Haichao Trading Co., Ltd. (“Haichao Trading”) and wholly owned 100% of Haichao. The principal activity of Haichao Trading is in trade of rubber tires.

The Company and all its consolidated subsidiaries are collectively referred to as the “Group”.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the special purpose of filing with the United States Securities and Exchange Commission for complying with Article 3-09 of Regulation S-X of the Securities Act of 1933 as the Company is a significant equity method investee of China Enterprises Limited, a company traded on the OTC (Over-the-Counter) Securities Market in the United States of America (the “US”).

In 1998, an agreement was entered into by the Company with three other PRC enterprises to establish a Sino-foreign equity joint venture, Hangzhou Sunrise Rubber Co., Ltd. (“Hangzhou Sunrise”) in Hangzhou, Zhejiang Province, the PRC, to construct and operate a radial tire factory. The total investment and registered capital of this joint venture was Rmb248,000 (US$37,576 ). The equity interest owned by the Company is 49.2% and its investment commitment was satisfied by the contribution of its existing radial tire project under construction into Hangzhou Sunrise while the other three shareholders contributed cash for the remaining 50.8% interest in Hangzhou Sunrise. The radial tire factory of Hangzhou Sunrise commenced operations in 2000.

The Company is the primary beneficiary of Hangzhou Sunrise because (i) the Company receives a majority of the expected residual returns of Hangzhou Sunrise by virtue of its 49.2% equity interest in Hangzhou Sunrise; and (ii) the Company has guaranteed more than majority portion of bank loans of Hangzhou Sunrise since fiscal 2000, and accordingly, the Company will absorb a majority of Hangzhou Sunrise’s expected losses disproportional to its expected return if Hangzhou Sunrise is unable to repay its bank loans as they fall due. The Company has consolidated Hangzhou Sunrise as its VIE for the three years ended December 31, 2010.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

1.	ORGANIZATION AND BASIS OF PREPARATION - continued

The following financial information of the Hangzhou Sunrise was included in the Company’s consolidated financial statements for the years ended December 31, 2009 and 2010.

	Year ended December 31,
	2009	2010	2010
	Rmb	Rmb	US$

Total revenues	917,572	1,080,145	163,658

Net income	38,449	54,548	8,265

These consolidated financial statements are prepared assuming that the Group will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. The Group has net current liabilities of Rmb752,958 (US$114,085) as of December 31, 2010, with bank borrowings of Rmb3,371,861 (US$510,888) which will mature in 2011.

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

The Group has historically met cash needs from borrowings and operating cash flows. Subsequent to the balance sheet date, the Group has obtained new bank borrowings of Rmb381,350 (US$57,780 ) repayable substantially from 2013 to 2014 and a new bond borrowing of Rmb880,976 (US$133,481 ) repayable by 2014.

The directors of the Company are of the opinion that taking into account the presently available banking facilities and cash flow generated from its operations, the Group will have sufficient resources to meet its debts when they fall due for the foreseeable future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Consolidation

The Company consolidates all entities in which it is the primary beneficiary of variable interest entities and in those entities in which it has a controlling financial interest.

The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(a)	Basis of Consolidation - continued

Net income or loss of a subsidiary is attributed to the Company and to the noncontrolling interests on the basis of relative ownership interest. Noncontrolling interests in subsidiaries are presented separately from the Group’s equity therein.

All intercompany balances and transactions have been eliminated on consolidation.

(b)	Cash and Cash Equivalents

The Group considers cash in hand and demand deposits in banks with an original maturity of three months or less when purchased to be cash and cash equivalents.

(c)	Restricted Cash

Bank deposits pledged as security for bank guarantees and bank drafts, and those bank balances for staff quarters’ repair and maintenance as required by PRC municipal government amounted to Rmb17,271 and Rmb19,938 (US$3,021) as of December 31, 2009, and 2010, respectively.

(d)	Inventories

Inventories are stated at the lower of cost, on an average cost basis, or market value. Costs of work-in-progress and finished goods comprise direct materials, direct labor and an attributable proportion of production overheads. The Group writes down the cost of excess and slow moving inventories to the estimated market value based on forecast demand. No slow moving inventories were written down for the year ended December 31, 2009 and 2010, respectively.

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

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Property, Plant and Equipment, net - continued

Construction-in-progress represents factory and office buildings under construction and plant and machinery pending installation. Interest capitalized was Rmb34,604, Rmb7,744 and Rmb5,900 (US$894) for the years ended December 31, 2008, 2009 and 2010, respectively. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.

(f)	Land Use Rights

Land use rights represent prepaid rent for land under operating lease arrangements. Land use rights are amortized and recognized as rent expense over 50 years.

(g)	Impairment of Long Lived Assets

The Group evaluates its long-lived assets for potential impairment whenever events and circumstances exist that indicates the carrying amount of these assets may not be recoverable. Assets or asset groups are considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Measurement of impairment losses for long-lived assets that the Group expects to hold and use is based on the difference between the estimated fair value of the assets and the carrying amount.

(h)	Revenues

Revenues are recognized upon delivery and acceptance of goods by the customers and collectability is reasonably assured and the prices are fixed and determinable.

The Group presents revenues net of sales taxes incurred, which amounted to Rmb53,079, Rmb47,483 and Rmb72,947 (US$11,053) for the years ended December 31, 2008, 2009 and 2010, respectively.

(i)	Shipping and Handling Fees and Costs

Costs for transportation of products to customers is recorded as selling, general and administrative expenses, and amounted to Rmb288,010, Rmb372,764 and Rmb432,599 (US$65,545) for the years ended December 31, 2008, 2009 and 2010, respectively.

(j)	Advertising Expenses

Advertising expenses were Rmb3,013, Rmb13,167 and Rmb7,048 (US$1,068) for the years ended December 31, 2008, 2009 and 2010, respectively.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Government Subsidies

Government subsidies are recognized when received and all the conditions for their receipt have been met. Government subsidies are recognized as other income in the consolidated statements of income and comprehensive income in the period in which the related expenditure is recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and are often recognized as income over the periods and in the proportion in which depreciation on those assets is charged.

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

The functional currency of the Company and its subsidiaries is Renminbi (“Rmb”). Foreign currency transactions are translated into the functional currency of the Company and its subsidiaries at the applicable exchange rate quoted by the People’s Bank of China (the “exchange rates”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into functional currency using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statement of operations in selling, general and administrative expenses. The Group had foreign exchange loss of Rmb10,024, Rmb2,210 and Rmb12,647 (US$1,916) in 2008, 2009 and 2010, respectively.

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

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Foreign Currencies - continued

The translation of Rmb amounts into United States dollar (US$) amounts as of and for the year December 31, 2010 are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb6.6000, the noon buying rate certified by the Federal Reserve Bank of New York on December 31, 2010. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that or at any other rate.

(o)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements includes allowance for doubtful accounts and other receivables, lower of cost or market charges and other provisions for inventory, useful lives of property, plant and equipment and finite-lived intangible assets, accruals for warranty costs, valuation allowances for deferred tax assets, and valuation of certain financial instruments.

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

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Concentration of Credit Risk

The Group’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, restricted cash, accounts and other receivables and advances to related companies and guarantee issued by the Group. The Group’s cash and cash equivalents and restricted cash are high-quality deposits placed with banking institutions with high credit ratings; therefore, the credit risk is limited. The accounts receivable largely represent amounts due from the Group’s customers and the concentrations of credit risk associated with the accounts receivable are considered minimal due to the Group’s diverse customer base. Majority of the customers are located in the PRC. The Group maintains allowances to cover potential bad debts and believes that no significant credit risk exists as a result of its diverse group of customers. Credit losses, when realized, have historically been within the range of management’s expectations. The other receivables comprise principally deposits to suppliers and other tax receivable. The Company does not believe there is a significant credit risk from any of these counterparties as they are either major suppliers of the Group or local government authorities. The Group has reviewed the credit worthiness and financial position of its affiliate for credit risks associated with advances to these entities. This affiliate has good credit standing and the Group does not expect to incur significant loss for uncollected advances from these entities. The credit risk arising on the guarantee is low because of the credit quality of the related companies who historically have not had any event of default.

The Group does not purchase derivative instruments to manage risks.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Recently Issued Accounting Pronouncements

In June 2011, the FASB issued an accounting standards update to revise the manner in which entities present comprehensive income in their financial statements. This guidance amends existing presentation and disclosure requirements concerning comprehensive income, most significantly by requiring that comprehensive income be presented with net income in a continuous financial statement, or in a separate but consecutive financial statement. Furthermore, the accounting standards update prohibits an entity from presenting other comprehensive income and losses in a statement of equity. In December 2011, the FASB issued an accounting standards update to defer the requirement for an entity to present reclassifications between other comprehensive income or loss and net income or loss. This supersedes the requirement that was originally included in the June 2011 accounting standard update. This accounting standards update (as modified) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is evaluating the impact, if any, of the adoption of the guidance. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In December 2011, the FASB issued an accounting standard update related to disclosures about offsetting assets and liabilities. The amendments require that a company disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. The amendments enhance current disclosures by requiring improved information about financial instruments and derivative instruments that are either (i) offset in accordance with current accounting guidance or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current accounting guidance. The amended guidance is effective for the first fiscal quarter of 2013. The Company considered it is no impact of the adoption of the guidance on the Company’s financial position, results of operations and cash flows.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

3.	NOTES RECEIVABLES

Notes receivables represent bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group.

4.	INVENTORIES

Inventories by major categories are summarized as follows:

	As of December 31,
	2009	2010	2010
	Rmb	Rmb	US$

Raw materials	907,879	1,337,775	202,693
Work-in-progress	133,601	157,486	23,862
Finished goods	1,121,986	1,728,654	261,917

	2,163,466	3,223,915	488,472

5.	PROPERTY, PLANT AND EQUIPMENT, NET AND LAND USE RIGHTS

	As of December 31,
	2009	2010	2010
	Rmb	Rmb	US$

Property, plant and equipment, net consists of the following:
At cost:
Buildings	1,108,042	1,122,330	170,050
Leasehold improvement	1,350	1,350	205
Machinery and equipment	5,024,287	5,628,092	852,741
Motor vehicles	42,057	49,262	7,464
Furniture, fixtures and office equipment	527,004	657,397	99,606

Total	6,702,740	7,458,431	1,130,066
Less: Accumulated depreciation	(2,461,387)	(3,101,869)	(469,980)
Construction-in-progress	257,479	789,458	119,614

Total	4,498,832	5,146,020	779,700

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

5.	PROPERTY, PLANT AND EQUIPMENT, NET AND LAND USE RIGHTS - continued

Depreciation expenses of property, plant and equipment were Rmb443,016, Rmb559,286 and Rmb664,308 (US$100,653) and amortization expenses of land use rights were Rmb4,732, Rmb5,525 and Rmb6,643 (US$1,007) for the years ended December 31, 2008, 2009 and 2010, respectively.

As of December 31, 2009 and 2010, the Group had not obtained land use right certificates on certain of their land use rights with a carrying amount of Rmb61,562 and Rmb2,497 (US$378), respectively. As of December 31, 2009 and 2010, Hangzhou Sunrise and Fu Yang have pledged certain land use rights, buildings and plant and machinery having an aggregate carrying amount of Rmb257,987 and Rmb95,444 (US$14,461), respectively to secure bank loans to the Group.

6.	BANK LOANS

As of December 31, 2009 and 2010, long-term bank loans of Rmb70,000 and Rmb70,000 (US$10,606) were secured by land use right, respectively. Also, long-term bank loans of Rmb460,000 and Rmb960,000 (US$145,455) were guaranteed by related companies as of December 31, 2009 and 2010, respectively. Long-term bank loans of Rmb350,000 and Rmb100,000 (US$15,152) were guaranteed by a third party as of December 31, 2009 and 2010, respectively. Long-term bank loans carried annual average interest rate of 5.7% in 2009 and 5.5% in 2010.

The outstanding balances of long-term bank loans as of December 31, 2010 were repayable as follows:

	Rmb	US$
2011	539,700	81,773
2012	710,300	107,621
2013	177,390	26,877
2014	53,860	8,161
2015	—	—

	1,481,250	224,432

As of December 31, 2009 and 2010, short-term bank loans are repayable on demand or within twelve months from the balance sheet dates.

As of December 31, 2009 and 2010, short-term bank loans of Rmb92,000 and Rmb10,000 were secured by land use right, respectively. Also, short-term bank loans of Rmb430,000 and Rmb345,000 (US$52,273) were guaranteed by related companies as of December 31, 2009 and 2010, respectively. Short-term bank loans of Rmb454,000 and Rmb497,000 (US$75,303) were guaranteed by third parties as of December 31, 2009 and 2010, respectively. The short-term bank loans carried annual average interest rate of 5.7% in 2009 and 4.1% in 2010.

These borrowings do not contain any financial covenants.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

7.	INCOME TAXES

Income taxes consists of:

	As of December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$
PRC Enterprise Income Tax (“EIT”)
Current	47,680	207,536	125,795	19,060
Deferred taxation expenses (benefit)
- Current	(22,279)	(25,788)	(11,204)	(1,698)
- Change in tax rate	52,007	—	(68,302)	(10,349)

	77,408	181,748	46,289	7,013

On December 16, 2008, the Company obtained a High and New Technology Enterprise certificate for a valid period of 3 years and is entitled to a preferential tax rate of 15% from 2008 to 2010. The tax concession expired at the end of 2010. The impact on the deferred taxes resulting from the change in the enacted tax is an increase to the net deferred tax assets of Rmb68,302.

On August 7, 2009, Hangzhou Sunrise obtained a High and New Technology Enterprise certificate for a valid period of 3 years and is entitled to a preferential tax rate of 15% from 2009 to 2011. The impact on the deferred taxes resulting from change in enacted tax is zero.

Based on its analysis under ASC 740-10, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in financial statements. The Company has no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Group classifies interest related to income tax matters in income tax expense. As of December 31, 2010, there is no interest related to uncertain tax positions. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

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

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

7.	INCOME TAXES - continued

The reconciliation of the effective income tax rate based on profit before income taxes and noncontrolling interests stated in the consolidated statements of operations to the statutory income tax rates in the PRC is as follows:

	2008	2009	2010
Tax provision at PRC enterprise income tax rates	25%	25%	25%
Effect of Company’s lower income tax rate	(10%)	(9%)	(10%)
Effect of change in tax rate	23%	—	(8%)
Others	(3%)	(1%)	(1%)

Effective tax rate	35%	15%	6%

The tax impact of temporary differences give rise to the following deferred tax assets and liabilities are as follows:

	As of December 31,
	2009	2010	2010
	Rmb	Rmb	US$

Deferred tax assets:
Allowance for doubtful receivables	10,486	17,407	2,637
Warranty expenses	34,920	58,200	8,818
Accrued liabilities	49,921	92,443	14,007
Depreciation	24,624	26,789	4,059
Others	7,363	11,981	1,816

Total deferred tax assets	127,314	206,820	31,337

Net deferred tax asset is classified as follows:

	As of December 31,
	2009	2010	2010
	Rmb	Rmb	US$
Current
Deferred tax assets	113,688	196,103	29,713
Non-current
Deferred tax assets	13,626	10,717	1,624

Total deferred tax assets	127,314	206,820	31,337

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

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

8.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2009 and 2010, the Group had outstanding capital commitments for construction of factories and purchase of equipment amounting to approximately Rmb522,575 and Rmb447,457 (US$67,797), respectively.

The Group leases certain of its warehouses under non-cancelable operating leases. Rental expense was Rmb43,075, Rmb63,505 and Rmb61,705 (US$9,349) for the years ended December 31, 2008, 2009 and 2010, respectively.

Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2010 are:

	Rmb	US$
2011	13,848	2,098
2012 and above	6,000	909

Total minimum lease payments	19,848	3,007

The Group also records an estimate of the product warranty obligation at the time of sale based on the Group’s historical experience. Changes in product warranty provision are as follows:

	2009	2010	2010
	Rmb	Rmb	US$

Balance at beginning of year	145,000	232,800	35,273
Warranties paid	(633,948)	(484,100)	(73,348)
Warranty provision	721,748	484,100	73,348

Balance at end of year	232,800	232,800	35,273

In addition, the Group provided guarantees to third parties as of December 31, 2010. These guarantees are full and unconditional and would require the Group to make scheduled payments immediately if the third parties failed to do so. As of December 31, 2009 and 2010, the maximum potential future payments of the bank guarantees to be Rmb406,590 and Rmb305,000 (US$46,212). The Group estimated that the fair value of the obligations assumed under guarantees as of December 31, 2009 and 2010 to be Rmb12,275 and Rmb12,275 (US$1,860) and recognized liabilities for such amount in the consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

9.	DISTRIBUTION OF PROFIT

(a)	Dividends

The Group can declare dividends based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under US GAAP. The Group had an aggregate retained earnings on a consolidated basis of Rmb1,869,061 and Rmb2,510,485 (US$380,377) as of December 31, 2009 and 2010, as reported in their statutory financial statements.

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

Included in the retained earnings of the Group as of December 31, 2008, 2009 and 2010, was non-distributable amounts of Rmb1,288, Rmb4,273 and Rmb4,273 (US$647).

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

10.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

(a)	Due from (to) Related Companies

Amounts due from (to) related companies are as follows:

	Note	As of December 31,
		2009	2010	2010
		Rmb	Rmb	US$
Due from related companies:
- Current	(1)	74,711	48,782	7,391

- Non-current	(2)	1,965	8,129	1,232

Due to related companies:
- Current	(3)	93,839	118,768	17,995

(1)	The related companies were the subsidiaries owned by a shareholder of the Company. The balances were unsecured, non-interest bearing and repayable on demand.
(2)	The related companies were a shareholder of the Company and a joint venture partner of Hangzhou Sunrise. The balances were unsecured, non-interest bearing and repayable after one year.
(3)	The related companies included a shareholder of the Company, a subsidiary owned by a shareholder of the Company and a joint venture partner of FCJ. The balances were unsecured, non-interest bearing and repayable on demand.

(b)	Amount due to a shareholder

	As of December 31,
	2009	2010	2010
	Rmb	Rmb	US$

Amount due to a shareholder	134	134	20

The amount due to a shareholder was unsecured, non-interest bearing and repayable on demand.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

10.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - continued

(c)	Transaction with Related Companies

The Group paid sub-contracting charges to a shareholder of the Company of approximately Rmb38,819, Rmb57,947 and Rmb67,523 (US$10,231) for tire processing for the years ended December 31, 2008, 2009 and 2010, respectively.

The Company paid warehouse rental fees to a subsidiary owned by a shareholder of the Company of approximately RmbNil, Rmb2,424 and Rmb 2,432 (US$368) that have been reflected in the Group’s consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, respectively.

The Group paid equipment repair charges to a subsidiary owned by a shareholder of the Company of approximately RmbNil, Rmb301 and RmbNil (US$Nil) for the years ended December 31, 2008, 2009 and 2010, respectively.

The Group purchased raw materials from a shareholder of the Company totaling approximately RmbNil, Rmb21,198 and Rmb27,865 (US$4,222) for the years ended December 31, 2008, 2009 and 2010, respectively.

The Group purchased raw materials from subsidiaries owned by shareholders of the Company of approximately Rmb66,740, Rmb26,353 and Rmb52,021 (US$7,882) for the years ended December 31, 2008, 2009 and 2010, respectively.

The Group recorded sales to a shareholder of the Company of approximately Rmb673, Rmb136 and Rmb1 (US$1) for the years ended December 31, 2008, 2009 and 2010, respectively.

The Group recorded sales to subsidiaries owned by shareholders of the Company of approximately Rmb55,653, Rmb60,377 and Rmb86,683 (US$13,134) for the years ended December 31, 2008, 2009 and 2010, respectively.

The Group recorded repair income from a shareholder of the Company of approximately Rmb86,413, Rmb552 and RmbNil (US$Nil) for the years ended December 31, 2008, 2009 and 2010, respectively.

The Group recorded repair income from a subsidiary owned by a shareholder of the Company of approximately RmbNil, RmbNil and Rmb659 (US$100) for the years ended December 31, 2008, 2009 and 2010, respectively.

The Group recorded sales of scrap to a subsidiary owned by a shareholder of the Company of approximately Rmb10,652, Rmb2,051 and RmbNil (US$Nil) for the years ended December 31, 2008, 2009 and 2010, respectively.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

11.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - continued

(c)	Transaction with Related Companies - continued

The Group recorded sales of raw materials to a shareholder of the Company of approximately RmbNil, Rmb8,002 and RmbNil (US$Nil) for years ended December 31, 2008, 2009 and 2010, respectively.

The Group recorded sales of raw material to subsidiaries owned by shareholders of the Company of approximately RmbNil, Rmb95,002 and Rmb85,124 (US$12,898) for years ended December 31, 2008, 2009 and 2010, respectively.

12.	STAFF RETIREMENT PLANS

All of the Chinese employees of the Group are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The Group is only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 12% to 20% of basic monthly salaries for the years ended December 31, 2008, 2009 and 2010. The expenses reported in the consolidated statements of operations and comprehensive income related to these arrangements were Rmb77,968, Rmb71,738 and Rmb81,315 (US$12,320) for the years ended December 31, 2008, 2009 and 2010, respectively.

13.	SUBSEQUENT EVENTS

On 4 August 2011, the Group issued Rmb denominated long-term bonds of Rmb900,000,000 (US$136,363,636) (the “Bonds”). The Bonds bear interest on their outstanding principle amount at the rate of 2% per annum, payable semi-annually in arrears in February and August each year. The Bonds are guaranteed by The Export-Import Bank of China. Unless previously redeemed, or purchased and cancelled, the Bonds will be redeemed at their principal amount on August 4, 2014. The Bonds may not be redeemed at the option of the Group other than in accordance with certain tax reasons. The Group may at any time purchase the Bonds in the open market or otherwise at any price.

According to the minutes of the special meeting of Hangzhou Municipal Government (Hang Fu Ji Yao 2011 No. 86) dated August 9, 2011, the Company disposed the land use right which located at Gaoqiao Villiage, Fuyang City. The Company has received compensation Rmb366,666,605 (US$55,555,546).

As of the reporting date, the Group has repaid Rmb36,100,040 (US$5,469,703) which matured in 2011.

***********

CHINA ENTERPRISES LIMITED

Reports of Independent Registered Public Accounting Firms

and Consolidated Financial Statements

For the years ended December 31, 2008, 2009 and 2010

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (“Company”) and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2010 and 2009 and the consolidated results of their operations and cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in Note 2(h) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China

November 18, 2013

FF - 1(a)

To the Board of Directors and the Shareholders of China Enterprises Limited:

We have audited the accompanying consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows of China Enterprises Limited and subsidiaries (the “Company for the year ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and the cash flows of the Company for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE TOUCHE TOHMATSU

Certified Public Accountants

Hong Kong

January 27, 2010

FF - 1(b)

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$

Operating activities
General and administrative expenses	(5,770)	(2,819)	(3,316)	(502)
Non-operating income (expenses):
Interest income	4,865	3,291	3,379	512
Interest expense	(3,834)	(4,493)	(3,299)	(500)
Investment income	1,228	6,062	5,989	907
Compensation income (note 8)	17,000	—	—	—
Net realized loss recognized on investments	(2,568)	(780)	(1,287)	(195)
Unrealized gain (loss) on trading securities still held at the balance sheet date	(56,673)	15,483	(3,555)	(539)
Change in fair value of conversion option (note 7)	(4,244)	72	(185)	(28)
Impairment loss recognized on available-for-sale securities	(69,524)	—	(6,015)	(911)
Exchange gain	3,105	530	1,345	204

(Loss) profit before income tax and equity in earnings of equity method affiliates	(116,415)	17,346	(6,944)	(1,052)
Income tax benefit (expense) (note 10)	9,529	(25,512)	(15,194)	(2,302)
Equity in earnings of equity method affiliates (note 6)	35,445	255,117	190,167	28,813

Net income (loss)	(71,441)	246,951	168,029	25,459

Earnings (loss) per common share
Basic and diluted	(7.92)	27.39	18.63	2.82

Weighted average number of shares used in the calculation of earnings (loss) per common share
Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2009	2010	2010
	Rmb	Rmb	US$
ASSETS

Current assets:
Cash and cash equivalents	229	87	14
Notes receivable (note 4)	—	—	—
Prepaid expenses and other current assets	965	161	24
Due from related parties (note 15)	30,153	24,093	3,650
Trading securities (note 5)	63,750	54,821	8,306

Total current assets	95,097	79,162	11,994

Investments in and advances to equity method affiliates (less allowance of Rmb7,601 in 2009 and 2010) (note 6)	648,467	838,634	127,065
Convertible note receivable (note 7)	51,789	51,764	7,843
Deposit paid for acquisition of investment (note 9)	75,000	75,000	11,364
Available-for-sale securities (note 5)	33,546	31,511	4,774
Other assets	6	6	1

Total assets	903,905	1,076,077	163,041

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Due to related parties (note 15)	106,943	93,756	14,205
Amounts due to securities brokers	29,884	23,961	3,631
Other payables	1,095	667	101
Accrued liabilities	4,522	5,815	881
Other taxes payable	2,753	2,753	417
Income taxes payable	24,240	23,484	3,558

Total current liabilities	169,437	150,436	22,793

Deferred tax liability (note 10)	29,057	48,074	7,283

Total liabilities	198,494	198,510	30,076

Commitments and contingencies (note 13)

Shareholders’ equity:
Common stock - par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding at December 31, 2009 and December 31, 2010) (note 11)	770	770	117
Additional paid-in capital	1,000,958	1,000,958	151,660
Accumulated other comprehensive losses	(15,712)	(11,585)	(1,755)
Accumulated deficit	(280,605)	(112,576)	(17,057)

Total shareholders’ equity	705,411	877,567	132,965

Total liabilities and shareholders’ equity	903,905	1,076,077	163,041

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(Amounts in thousands, except number of shares)

	Supervoting common stock	Common stock	Supervoting common stock	Common stock	Additional paid-in capital	Accumulated other comprehensive (losses) income	Accumulated deficit	Total	Comprehensive income
			Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2008	—	9,017,310	—	770	1,000,958	(7,288)	(456,115)	538,325

Net loss	—	—	—	—	—	—	(71,441)	(71,441)	(71,441)
Foreign currency translation adjustment	—	—	—	—	—	(8,079)	—	(8,079)	(8,079)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(69,524)	—	(69,524)	(69,524)
Impairment loss on available-for-sale securities	—	—	—	—	—	69,524	—	69,524	69,524

Balance at December 31, 2008	—	9,017,310	—	770	1,000,958	(15,367)	(527,556)	458,805	(79,520)

Net income	—	—	—	—	—	—	246,951	246,951	246,951
Foreign currency translation adjustment	—	—	—	—	—	(174)	—	(174)	(174)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(171)	—	(171)	(171)

Balance at December 31, 2009	—	9,017,310	—	770	1,000,958	(15,712)	(280,605)	705,411	246,606

Net income	—	—	—	—	—	—	168,029	168,029	168,029
Foreign currency translation adjustment	—	—	—	—	—	(1,023)	—	(1,023)	(1,023)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(865)	—	(865)	(865)
Impairment loss on available-for-sale securities	—	—	—	—	—	6,015	—	6,015	6,015

Balance at December 31, 2010	—	9,017,310	—	770	1,000,958	(11,585)	(112,576)	877,567	172,156

Balance at December 31, 2010 (in US$)			—	117	151,660	(1,755)	(17,057)	132,965	26,084

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income (loss)	(71,441)	246,951	168,029	25,459
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Net realized loss recognized on investments	—	780	1,287	195
Unrealized (gain) loss on trading securities still held at the balance sheet date	—	(15,483)	3,555	539
Change in fair value of conversion option	4,244	(72)	185	28
Impairment loss on available-for-sale securities	69,524	—	6,015	911
Equity in earnings of equity method affiliates	(35,445)	(255,117)	(190,167)	(28,813)
Compensation income from disclaiming rights in deposit paid for acquisition of properties	(17,000)	—	—	—
Amortization of discount on subscription of convertible note receivable	(3,180)	(3,275)	(3,379)	(512)
Interest income collected on convertible note	1,124	1,110	1,097	166
Interest income from notes receivable and related party receivable	(1,684)	(16)	—	—
Write-off of other current assets	467	—	—	—
Deferred tax	(15,779)	25,512	19,017	2,881
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	47	(789)	804	122
Accounts and other payables	—	(15,668)	(429)	(64)
Accrued liabilities	2,086	(1,141)	1,292	195

Net cash provided by (used in) operating activities	(67,037)	(17,208)	7,306	1,107

Cash flows from investing activities:
Decrease in due from related parties	20,456	27,648	6,155	933
Decrease in trading securities	28,349	—	—	—
Purchases of trading securities	—	(9,946)	(165)	(25)
Proceeds from trading securities	—	11,229	3,215	487
(Increase) decrease in amounts due to securities brokers	—	(11,278)	(4,879)	(739)
Purchase of available-for-sale securities	(53,232)	—	—	—
Proceeds from available-for-sale securities	—	1,326	—	—

Net cash provided by (used in) investing activities	(4,427)	18,979	4,326	656

Cash flows provided by (used in) financing activities:
Change in due to related parties	71,061	(1,191)	(13,282)	(2,012)

Effect of exchange rate change	2	(471)	1,508	228

Net increase (decrease) in cash and cash equivalents	(401)	109	(142)	(21)
Cash and cash equivalents, beginning of year	521	120	229	35

Cash and cash equivalents, end of year	120	229	87	14

Supplemental schedule of cash flow information:
Interest paid	(3,834)	(4,493)	(3,299)	500

Non-cash investing and financing activities:
Assignment of receivable and notes receivable through current accounts of related parties	15,846	—	—	—
Settlement of notes receivable and other payables (note 4)	—	20,523	—	—
Compensation income received and deposit paid on behalf by a former subsidiary	75,000	—	—	—
Acquisition of a subsidiary (note 3)

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Enterprises Limited (the “Company”) was incorporated in Bermuda on January 28, 1993. Its common stock trades on the OTC (Over-the-Counter) Securities Market in the United States of America (the “US”).

China Strategic Holdings Limited (“CSH”), a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny Holdings Limited (“HHL”), a public company listed on the HKSE. In June 2006, HHL acquired a controlling interest in GDI and became the parent company. On December 8, 2006, HHL became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and, as a result, ITC became the ultimate parent company. On May 18, 2007, HHL ceased to be a subsidiary of ITC and HHL became the ultimate parent company until 2008 when HHL reduced its equity interest in the Company. Following the completion of the distribution of its HHL shares to its shareholders in November 2010, ITC’s interests in HHL dropped from 42% to 0.1%. As of December 31, 2010, HHL held a 28.95% equity interest in the Company. There have been no further changes in the Company’s ownership status.

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

As of December 31, 2009 and 2010, the Company also had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands (Note 18(ii)).

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Having re-considered the nature of the Company’s security trading activities, the Company has reclassified RMB13,575 of cash provided by operating activities to cash provided by investing activities and effect of exchange rate change related to trading securities and amounts due to securities brokers for fiscal 2009 in the Consolidated Statements of Cash Flows. This reclassification had no effect on the net increase (decrease) in cash and equivalents or on net income (loss), as previously reported. No such reclassification was made for the year ended December 31, 2008 as the turnover and amount of the Company’s security trading activities were relatively quicker and larger in the year then ended.

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

Investments in 50% or less owned companies over which the Company exercises significant influence but not control, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of the affiliate’s net income or loss is included in the consolidated statements of operations.

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

CHINA ENTERPRISES LIMITED

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

Available-for-sale securities consist of quoted equity securities that are not designated as trading securities. They are held at fair value with unrealized gains and losses, net of tax, reported in accumulated other comprehensive gain or losses. Any unrealized losses that are deemed other-than-temporary are included in current period earnings and removed from accumulated other comprehensive gain or losses.

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

During the year ended December 31, 2008 and 2010, Rmb69,524 and 6,015 of losses previously classified in other comprehensive gain or losses were reclassified into earnings to recognize an other-than-temporary decline in fair value. No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2009.

CHINA ENTERPRISES LIMITED

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

Foreign currency transactions are translated into the functional currencies of the Company and its subsidiaries at the applicable exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statements of operations.

Assets and liabilities of the Company and its subsidiaries domiciled in Hong Kong have been translated into Renminbi at the rates of exchange prevailing at the balance sheet dates and all income and expense items are translated into Renminbi at the average rates of exchange over the year. Exchange differences resulting from the translation have been recorded as a component of comprehensive losses.

The translation of Renminbi amounts into US$ amounts are included solely for the convenience of readers and have been made at US$1.00 = Rmb6.6, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2010. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common shares during fiscal 2008, 2009 and 2010.

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

The Company recognizes all derivative instruments on the balance sheet at fair value with changes in fair values reported in the consolidated statements of operations.

The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, advances to affiliates, notes receivable, amounts due from related parties and convertible note receivables. The Company has reviewed the credit worthiness and financial position of its related parties for credit risks associated with amounts due from them. These entities have good credit standing and the Company does not expect to incur significant losses for uncollected advances from these entities.

(l)	Comprehensive Income

Comprehensive income represents changes in equity resulting from transactions and other events and circumstances from non-owner sources. Comprehensive income consists of net income (loss) and the foreign exchange differences arising from translation to the reporting currency and unrealized gains and losses on available-for-sale securities.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Recently Issued Accounting Pronouncements

In January 2010, FASB issued ASU No. 2010-02 regarding accounting and reporting for decreases in ownership of a subsidiary. Under this guidance, an entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. This ASU clarifies the scope of the decrease in ownership provisions, and expands the disclosures about the deconsolidation of a subsidiary or de-recognition of a group of assets. This ASU is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), which requires a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company has adopted the amendments for the period beginning January 1, 2010 except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. The Company will adopt the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis for the period beginning January 1, 2011 and expects the adoption will not have significant impact on the Group’s consolidated financial statements.

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

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Recently Issued Accounting Pronouncements - continued

In April 2010, the FASB issued ASU 2010-13, “Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades - a consensus of the FASB Emerging Issues Task Force”. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Earlier application is permitted. The Company does not expect the provisions of ASU 2010-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

In May 2010, the FASB issued ASU 2010-19, “Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates”. The amendments in this ASU are effective as of the announcement date of March 18, 2010. The adoption of this update did not have a material effect on the financial position, results of operations or cash flows of the Company.

In January 2011, the FASB issued ASU No. 2011-01- Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20. The amendments in this update temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, for public entities. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. This deferral will have no material impact on the Company’s consolidated financial statements.

In January 2011, the FASB issued ASU No. 2011-02- Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendments in this update provide additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. For public companies, the new guidance is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. Early application is permitted. The adoption of the provisions in ASU 2011-02 will have no material impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04 – Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this update intend to converge requirements for how to measure fair value and for disclosing information about fair value measurements in US GAAP with International Financial Reporting Standards. For public entities, this ASU is effective for interim and annual periods beginning after December 15, 2011. The adoption of the provisions in ASU 2011-04 will have no material impact on the Company’s consolidated financial statements.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Recently Issued Accounting Pronouncements - continued

In June 2011, the FASB issued ASU No. 2011-05 – Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The amendments in this update require (i) that all non-owner changes in shareholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements (the current option to present components of other comprehensive income (“OCI”) as part of the statement of changes in shareholders’ equity is eliminated) and (ii) presentation of reclassification adjustments from OCI to net income on the face of the financial statements. For public entities, the amendments in this ASU are effective for years, and interim periods within those years, beginning after December 15, 2011. The amendments in this update should be applied retrospectively. Early adoption is permitted. The Company does not expect the adoption of this ASU will have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-12 — Comprehensive Income (Topic 220). The amendments in this update supersede certain pending paragraphs in ASU No. 2011-05, to effectively defer only those changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the Board time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities. The amendments in this update are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of the provisions in this update will have a significant impact on its consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02 “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” This ASU simplifies how entities test indefinite-lived intangible assets for impairment to improve consistency in impairment testing requirements among long-lived asset categories. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012; early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Recently Issued Accounting Pronouncements - continued

In February 2013, the FASB issued Accounting Standards Update No. 2013-02 Comprehensive Income (Topic 220): The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect the adoption of the provisions in this update will have a significant impact on its consolidated financial statements.

In March 2013, the FASB issued ASU No. 2013-05, “Foreign Currency Matters, (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, to resolve a diversity in accounting for the cumulative translation adjustment of foreign currency upon derecognition of a foreign subsidiary or group of assets. This ASU requires the parent to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. Further, this ASU clarified that the parent should apply the guidance in subtopic 810-10 if there is a sale of an investment in a foreign entity, including both (1) events that result in the loss of a controlling financial interest in a foreign entity and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date. Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The provisions in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Recently Issued Accounting Pronouncements - continued

In July 2013, the FASB issued Accounting Standards Update No. 2013-11, “Income Taxes (Topic 740)”. The amendments in this update provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. These amendments provide that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The Company does not expect ASU 2013-11 to have a significant impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

CHINA ENTERPRISES LIMITED

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

The following summarizes the estimated fair value of assets acquired and liabilities assumed on the date of acquisition:

Rmb
Assets acquired:
Accounts and other receivable	63
Amount due from related parties	23,518
Available-for-sale securities	51,102
Trading securities	68,645

Total	143,328

Liabilities assumed:
Amount due to related parties	32,498
Accounts and other payables	57,042
Tax payable	19,371

Total	108,911

Net assets acquired	34,417

4.	NOTES RECEIVABLE

The notes, carrying interest at commercial rates, were unsecured and receivable from an unrelated party. During 2009, the Company instructed the debtor to fully settle the notes receivable by directly paying off the Company’s other payables.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

5.	INVESTMENTS

	2009	2010	2010
	Rmb	Rmb	US$
Trading securities:
Equity securities listed in Hong Kong	50,116	38,846	5,886
Equity securities listed in Singapore	13,634	15,975	2,420

Total	63,750	54,821	8,306

Available-for-sale securities:
Equity securities listed in Hong Kong	33,546	31,511	4,774

	2009	2010	2010
	Rmb	Rmb	US$
Trading securities:
Adjusted cost	122,792	117,600	17,818
Unrealized gains	24,948	16,016	2,427
Unrealized losses	(83,990)	(78,795)	(11,939)

Total at fair value	63,750	54,821	8,306

Available-for-sale securities:
Cost	101,926	97,872	14,829
Impairment recognized in earnings	(68,209)	(71,511)	(10,835)

Adjusted amortized cost	33,717	26,361	3,994
Unrealized gains	760	5,150	780
Unrealized losses	(931)	—	—

Total at fair value	33,546	31,511	4,774

As of December 31, 2010, the Company considers the declines in market value of one of its marketable securities in its investment portfolio to be other than temporary in nature and considers this investment other-than-temporarily impaired. Fair values were determined using closing prices of each individual security in the investment portfolio. When evaluating an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s cost basis. During 2008, 2009 and 2010, the Company recognized impairment charges of Rmb69,524, nil and Rmb6,015, respectively.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

6.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES

	2009	2010	2010
	Rmb	Rmb	US$

Investments in equity method affiliates	648,333	838,500	127,045
Advances to equity method affiliates	7,735	7,735	1,172

Total	656,068	846,235	128,217
Less: Allowance for advances to equity method affiliate	(7,601)	(7,601)	(1,152)

	648,467	838,634	127,065

Equity ownership percentages for these affiliates are presented below:

	Place of
	incorporation/
Affiliate	registration	2009	2010

X One Holdings Limited (“X One”)	Hong Kong	—	—
HZ	PRC	26%	26%

X One:

In April 2009, X One was dissolved pursuant to Section 291 of the Hong Kong Companies Ordinance.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

6.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES - continued

HZ:

As of December 31, 2009 and 2010, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands (Note 18(ii)).

The advances to the affiliate are interest free and the Group will not demand repayment within one year from the respective balance sheet dates and the amount is therefore considered non-current.

Summarized financial information of HZ:

	2009	2010	2010
	Rmb	Rmb	US$

Current assets	4,335,233	6,087,063	922,282
Non-current assets	4,965,765	5,709,195	865,030
Current liabilities	5,398,066	6,840,021	1,036,367
Non-current liabilities	1,115,462	1,395,616	211,457
Total equity	2,494,629	3,226,040	488,794

Company’s share of net assets of HZ	648,468	838,634	127,065

	Year ended December 31,
	2009	2010	2010
	Rmb	Rmb	US$

Revenues	15,145,328	20,258,466	3,069,464

Net income and comprehensive income attributable to shareholders of HZ	981,221	731,411	110,820

Company’s share of net income of HZ	255,117	190,167	28,813

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

6.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES - continued

HZ’s continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis and to obtain additional financing as may be required.

HZ has historically met cash needs from borrowings and operating cash flows. Subsequent to the balance sheet date, HZ has obtained new bank borrowings of Rmb381,350 repayable substantially from 2013 to 2014 and a new bond borrowing of Rmb880,976 repayable by 2014.

The directors of HZ are of the opinion that taking into account the presently available banking facilities and cash inflow from its operation, HZ has sufficient working capital to meet its debts when they fall due in the foreseeable future.

7.	CONVERTIBLE NOTE RECEIVABLE

On March 23, 2006, Rosedale Hotel Holdings Limited (“Rosedale”) entered into a subscription agreement with the Company and other subscribers for 2% convertible exchangeable notes (the “Convertible Notes”) with an aggregate principal amount of HK$1,000,000. The Company and other subscribers agreed to subscribe for the Convertible Notes in exchange for cash in the principal amount of HK$300,000 and HK$700,000, respectively.

The initial conversion price of the Convertible Note was HK$0.79 per share, subject to anti-dilutive adjustments. In July 2008, the conversion price was reduced from HK$0.79 per share to HK$0.339 per share as a result of rights issued by Rosedale. Unless previously converted or lapsed or redeemed by Rosedale, Rosedale will redeem the Notes on the fifth anniversary from the date of issue of the Notes (i.e. June 7, 2011, the “Maturity Date”) at the redemption amount which is 110% of the principal amount of the Notes outstanding.

The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Convertible Note up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000) of the principal amount of the Convertible Note into shares of Rosedale at the then prevailing conversion price. Had the Company’s Convertible Notes been converted into new shares of Rosedale in full as of December 31, 2009 and 2010, the equity ownership percentage held by the Company in Rosedale would change from 10.72% to 10.59% and 8.90% to 9.64% respectively.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

7.	CONVERTIBLE NOTE RECEIVABLE - continued

Subject to certain restrictions which are intended to facilitate compliance with relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000 or integral multiples thereof) of 50% of the initial principal amount of its Convertible Notes for shares in the share capital of any company which is an affiliated company of Rosedale as defined in the Rules Governing the Listing of Securities on the HKSE or subsidiary of Rosedale that is to be listed on a stock exchange through an initial public offering at the price (the “Spin-off Shares”), subject to anti-dilutive adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated companies or subsidiaries in the future is at the sole discretion of the directors of Rosedale.

The subscription of the Convertible Notes by the Company was completed on June 8, 2006 which resulted in a payment by its intermediate holding company, GDI, on behalf of the Company, of Rmb205,049, with the remainder of Rmb104,071 being offset by an advance previously made to Rosedale.

The Company exercised certain of its conversion rights in the principal amount of HK$158,000 (equivalent to approximately Rmb148,916) and HK$79,000 (equivalent to approximately Rmb74,458) in June 2007 and July 2007, respectively, under the terms of the Convertible Notes. No Convertible Notes were converted during the years ended December 31, 2008, 2009 and 2010.

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

On February 2, 2010, Rosedale had completed a capital reorganization which involved, among others, consolidation of every 20 of its then issued shares of HK$0.01 each into 1 issued consolidated share of HK$0.20 each. Consequently, the conversion price of the Convertible Notes was adjusted from HK$0.339 to HK$6.780 with effect from February 1, 2010.

In accordance with Derivative and Hedging Topic of the FASB Accounting Standards Codification Topic 815 (“ASC 815”), the conversion option element of the Convertible Notes represents an embedded derivative instrument which must be accounted for separately from the Convertible Notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The debt element of the Convertible Notes was also measured at fair value initially and subsequently at amortized cost with an effective interest rate of 6.5%. The fair value of the conversion option was estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2008, 2009 and 2010, was a loss of Rmb4,244, a gain of Rmb72 and a loss of Rmb185 (US$28) which have been recognized in the consolidated statements of operations for 2008, 2009 and 2010, respectively.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

7.	CONVERTIBLE NOTE RECEIVABLE - continued

The assumptions adopted for the valuation of the conversion option as of December 31, 2009 and 2010 under the Black-Scholes model are as follows:

	December 31, 2009	December 31, 2010

Risk-free interest rate (by reference to the yield of Hong Kong Exchange Fund Bills & Notes)	0.32%	0.30%
Expected volatility (estimated by the average annualized standard deviations of the continuously compounded rates of return on the Company’s share prices)	106.93%	37.98%
Expected life (in years)	1.43	0.43
Expected dividend yield (per annum)	0%	0%
Fair Value:
Conversion feature (Rmb)	187	—

Convertible note receivable consists of:

	2009	2010	2010
	Rmb	Rmb	US$
Debt element	51,602	51,764	7,843
Embedded derivative instrument	187	—	—

	51,789	51,764	7,843

On June 7, 2011, the maturity date of the Convertible Notes, Convertible Notes in the amount of HK$63,000, or approximately US$8,077 remained outstanding. All such Convertible Notes, together with accrued interest of HK$10,800 or approximately US$1,385 were subsequently fully settled (Note 18(i)).

8.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES

On June 16, 2004, Manwide Holdings Limited (“Manwide”), a then subsidiary, entered into a conditional sale and purchase agreement with Shanghai Jiu Sheng Investment Limited (“Jiu Sheng”), an unrelated property developer, for the acquisition of a parcel of land situated in Shanghai, the PRC (the “Land”) and the 24-storey building and carpark being constructed (the “Building”, hereinafter with the Land are collectively referred to as the “Xiang Zhang Garden”).

The total consideration for the acquisition of Xiang Zhang Garden, on a completion basis, was Rmb450,000. A deposit of Rmb50,000 was paid by Manwide to Jiu Sheng on June 18, 2004.

The remaining consideration of Rmb400,000 was to be settled by the assumption of bank loans of Rmb380,000 and cash consideration of Rmb20,000 upon the grant of a bank loan and the transfer of the ownership of Xiang Zhang Garden to Manwide. The closing of the acquisition was subject to certain conditions precedent.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

8.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES - continued

One of the conditions for completion of the acquisition was that Jiu Sheng should obtain approval for the change of authorized usage of the properties from office to both commercial and residential. The change of use of Xiang Zhang Garden had not been completed within the stated period and accordingly, Jiu Sheng and the Group entered into another agreement dated February 3, 2005 pursuant to which, among other things, (i) the Group would pay, on behalf of Jiu Sheng, Rmb22,000 to the main contractor of Xiang Zhang Garden (the “Main Contractor”); and (ii) the amount paid by the Group (i) would be deducted from the purchase consideration of Xiang Zhang Garden.

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

In March 2008, the Group entered into an agreement with Jiu Sheng through an ex-subsidiary of the Group, to disclaim its rights in Xiang Zhang Garden for a consideration of Rmb75,000 which was received by the ex-subsidiary in April 2008 and an amount of Rmb17,000 was recognized in the consolidated statements of operations for the year ended December 31, 2008.

9.	DEPOSIT PAID FOR ACQUISITION OF INVESTMENT

On April 15, 2008, Wealth Faith, a subsidiary, entered into a Memorandum of Understanding (“MOU”) with a third party for the acquisition of a 10% equity ownership interest in Always Rich Resources Inc. (“Always Rich”), an unrelated investment holding company. Always Rich indirectly holds a partial interest in a property under development and a parcel of land situated in Guangzhou, the PRC.

The total consideration for the acquisition of the interest in Always Rich was Rmb150,000. A deposit of Rmb75,000 was paid to a third party vendor on April 24, 2008.

On June 30, 2011, the MOU lapsed. The deposit of Rmb67,500, or approximately US$10,227 was refunded to the Company. Rmb7,500 was charged by the third party as an administrative fee and recorded as an expense of the Company for the year ended December 31, 2011.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

10.	INCOME TAXES

The components of profit (loss) from operations before income taxes and equity in earnings of equity method affiliates are as follows:

	Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$

The PRC	15,890	—	—	—
All other jurisdictions	(132,305)	17,346	(6,944)	(1,052)

	(116,415)	17,346	(6,944)	(1,052)

Income taxes expense consists of:

	Year ended December 31,
	2008	2009	2010	2010
	Rmb	Rmb	Rmb	US$

Current	6,250	—	(3,823)	(579)
Deferred	(15,779)	25,512	19,017	2,881

	(9,529)	25,512	15,194	2,302

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

10.	INCOME TAXES - continued

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

Hong Kong

The Company and certain of its subsidiaries are operating in Hong Kong and their income taxes have been calculated by applying a profits tax rate of 16.5% to the estimated taxable income earned in or derived from Hong Kong.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

10.	INCOME TAXES - continued

PRC

The Group’s PRC entities (note 6) are subject to income taxes calculated at tax rates (15% to 25% beginning from January 1, 2008) on the taxable income.

The deferred tax liability of Rmb29,057 and Rmb48,074 as of December 31, 2009 and 2010, respectively, has been recognized on the undistributed earnings of the Company’s affiliate in the PRC at a rate of 10%. In an announcement formally made on February 22, 2008, the PRC authorities clarified the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not be subject to withholding tax. Consequently, the deferred tax liability on the undistributed earnings of the Company’s PRC affiliate at December 31, 2007 of Rmb19,324 was written off during the year ended December 31, 2008.

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

The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2009 and 2010, there is no interest and penalties related to uncertain tax positions.

The tax positions for the years 2003 to 2010 may be subject to examination by the Hong Kong tax authorities.

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

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

10.	INCOME TAXES - continued

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2009	2010	2010
	Rmb	Rmb	US$
Current deferred tax asset:
Tax losses	6,679	7,183	1,088
Valuation allowances	(6,679)	(7,183)	(1,088)

	—	—	—

Non-current deferred tax liability:
Withholding income tax on dividend	(29,057)	(48,074)	(7,283)

Movement in valuation allowance:

	2009	2010	2010
	Rmb	Rmb	US$
At the beginning of the year	7,567	6,679	1,011
Current year movement	(888)	504	77

At the end of the year	6,679	7,183	1,088

The Group has total tax operating loss carry forwards of Rmb40,476 and RMB43,534 (US$ 6,596) as of December 31, 2009 and 2010, respectively. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2008	2009	2010

Profits tax rate in Hong Kong	16.5%	16.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	2.1%	(16.2%)	(17.4%)
Effect on withholding income tax on dividends	19.5%	9.4%	10.4%
Change in valuation allowance	(23.5%)	(0.3%)	0.9%
Change in estimate	—	—	(2.1%)
Tax rate difference between tax jurisdictions	(2.8%)	—	—

Effective tax rate	11.8%	9.4%	8.3%

CHINA ENTERPRISES LIMITED

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

In September 2006, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock with a par value of US$0.01 each pursuant to the by-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as at December 31, 2009 and 2010.

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

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

12.	FAIR VALUE MEASUREMENTS - continued

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

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2010:

	Quoted prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
	Rmb	Rmb	Rmb	Rmb
Current Assets:
Trading securities
- Equity securities listed in Hong Kong	50,116	—	—	50,116
- Equity securities listed in Singapore	13,634	—	—	13,634

	63,750	—	—	63,750

Available-for-sale securities
- Equity securities listed in Hong Kong	33,546	—	—	33,546

Non-current Assets:
Derivative instruments	—	187	—	187

Total	97,296	187	—	97,483

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

12.	FAIR VALUE MEASUREMENTS - continued

	Quoted prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
	Rmb	Rmb	Rmb	Rmb	US$
Current Assets:
Trading securities
- Equity securities listed in Hong Kong	38,846	—	—	38,846	5,886
- Equity securities listed in Singapore	15,975	—	—	15,975	2,420

	54,821	—	—	54,821	8,306

Available-for-sale securities
- Equity securities listed in Hong Kong	31,511	—	—	31,511	4,774

Total	86,332	—	—	86,332	13,080

The Company has entered into a subscription agreement with Rosedale in relation to the subscription of the Convertible Notes (see Note 7). The fair value of the conversion option was estimated using the Black-Scholes option pricing model and recorded as derivative instruments in the consolidated balance sheets. Since significant observable inputs such as risk free rates, volatility and dividend yield are used in the valuation model, the conversion option was considered a level 2 item in the fair value hierarchy.

13.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2009 and 2010, the Company has outstanding capital commitments for acquisition of an investment amounting to approximately Rmb75,000 (US$11,364)(see Note 9).

14.	DISTRIBUTION OF PROFIT

(a)	Dividends

Dividends from the PRC entities will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2009 and 2010, the Company’s affiliates in the PRC had accumulated profits of Rmb1,769,377 and Rmb2,379,278 (US$360,497), respectively, as reported in their statutory financial statements.

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2008, 2009 and 2010.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

14.	DISTRIBUTION OF PROFIT - continued

(b)	Profit appropriation

In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the PRC entities are required to make appropriation of 5% of after tax profit as prepared in accordance with accounting principles generally accepted in the PRC to non-distributable reserve funds as determined by the Board of Director of the PRC entities. These reserves include a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The general reserve fund is used to offset future extraordinary losses. The PRC entities may, upon resolution passed by the shareholders, convert the general reserve fund into capital. The enterprises expansion fund is used for the expansion of the PRC entities’ operation and can be converted to capital subject to approval by the relevant authorities. In addition, certain of the PRC entities were granted a special reserve fund by the government for specific projects carried out by the relevant PRC entities. All other reserve funds are included in retained earnings of the PRC entities but can only be used for a specific purpose and are not distributable as a cash dividend.

Included in the accumulated deficit of the Company as of December 31, 2008, 2009 and 2010 was non-distributable reserves of Rmb1,288, Rmb2,171 and Rmb2,171 (US$329), respectively.

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

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

15.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - continued

Other than those disclosed elsewhere in the consolidated financial statements, the Company had the following related party balances:

(a)	Due from/to Related Parties

	2009	2010	2010
	Rmb	Rmb	US$
Due from:
CSH[1] and its subsidiaries	118	95	14
GDI and its subsidiaries (“GDI Group”)	2	2	—
HHL and its subsidiaries (except GDI Group) (note 1)	1,267	1,217	185
Rosedale[1] and its subsidiaries (note 6)	28,766	22,779	3,451

	30,153	24,093	3,650

Due to:
CSH[1] and its subsidiaries	394	382	58
GDI and its subsidiaries	1,737	1,737	263
HHL and its subsidiaries (except GDI Group) (note 1)	94,545	90,835	13,763
Rosedale[1] and its subsidiaries (note 6)	523	258	39
Paul Y. Finance Limited[2]	9,744	544	82

	106,943	93,756	14,205

[1]	Ms Eva Chan Ling is the deputy chairman and a director of the Company. She is also an executive director of CSH and the managing director of Rosedale, an equity method affiliate of the Company until June 30, 2007 and accounted for as investments of the Company thereafter.
[2]	Paul Y. Finance Limited is a subsidiary of PYI Corporation Limited, an affiliate of ITC and a company listed on the HKSE.

As of December 31, 2009 and 2010, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

16.	STAFF RETIREMENT PLANS

All of the Chinese employees of the PRC entities (Note 6) are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 12% to 20% of average monthly salaries for the years ended December 31, 2008, 2009 and 2010.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

17.	PLEDGE OF ASSETS

As of December 31, 2009 and 2010, trading and available-for-sale securities amounting to Rmb94,510 and Rmb84,304 (US$12,773) are collateralized to secure the security trading margin facilities of the Company.

18.	SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were issued, and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements other than those disclosed elsewhere in the consolidated financial statements and below:

(i)	On June 1, 2011, the Company, through Wealth Faith Limited, its direct, wholly owned subsidiary, entered into a Memorandum of Understanding under which Wealth Faith Limited will acquire an equity interest from a third party in an investment holding company with the intention of jointly operating a golf and hotel complex in the PRC. Under the Memorandum of Understanding, refundable deposits amounting to HK$154,800 or approximately US$19,846 have been paid to the third party. The deposits are refundable in full, without interest, within 21 days from August 31, 2012, the deadline of the conclusion of a formal investment agreement. The deposits were funded by the settlement of the Convertible Notes of Rosedale and accrued interest that totaled HK$73,800 (or approximately US$9,462) (Note 7) and a refund of deposits paid for acquisition of a property investment company of Rmb67,500 (or approximately US$10,227) (Note 9).

On September 28, 2012, the Company entered into a definitive agreement (the “Agreement”) with a third party vendor. The Agreement provides for the purchase by Wealth Faith Limited of 40% of the equity interest in Million Cube Limited (“Million Cube”), a company incorporated in BVI from the third party vendor at a consideration of HK$200 million or approximately US$25.6 million. The Company, through Wealth Faith Limited, has previously deposited HK$154.8 million or approximately US$19.8 million in earnest money with the third party vendor, which will be applied toward the purchase price. At the date of these financial statements, this transaction is not yet completed. The closing of the transaction is subject to, among other things, the Company and Wealth Faith Limited satisfactorily completing due diligence and the receipt of all necessary governmental and other consents. The parties to the transaction anticipate that the transaction will close sometime in the first quarter of 2014.

Business of Million Cube

Effective on May 31, 2012, Million Cube acquired from ITC Properties Group Limited, a company incorporated in Bermuda and listed on the HKSE (“ITC Properties”), effectively a 45% equity interest of Paragon Winner Company Limited (“Paragon”). Paragon was incorporated in the BVI and engages in the development and operation of a hotel and golf resort, ie Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, PRC. ITC Properties retains effectively a 55% equity interest in Paragon and accounts for Paragon as its jointly controlled entity. According to the 2012 annual report of ITC Properties, ITC held a 37.9% equity interest in ITC Properties as of March 31, 2012, and the chairman of ITC Properties is also the chairman and a director of Rosedale (Note 15).

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

18.	SUBSEQUENT EVENTS - continued

(ii)	On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands, for cash consideration of Rmb600,000 or approximately US$90,909. Rmb40,000 or approximately US$6,060 of the proceeds otherwise payable to the Company was deposited into the account of a third party tax service provider for payment of taxes related to the transaction. The remaining proceeds of Rmb560,000 or approximately US$84,848 were fully settled on November 28, 2011.

*    *    *    *    *    *

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company’s Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

4(a)1	Contract dated November 21, 2011 between CZ Tire Holdings Limited and the Company for the sale of the Company’s ownership interest in Hangzhou Zhongce Rubber Company Limited

4(a)2	Contract dated September 28, 2012 between Fortuneasy Limited and Wealth Faith Limited, a wholly owned subsidiary of the Company, for the purchase of shares of Million Cube Limited by Wealth Faith Limited

8	Subsidiaries of the Company

12(1)	Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12(2)	Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13(1)	Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13(2)	Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14(1)	Code of Ethics for Chief Executive and Senior Financial Officers

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

China Enterprises Limited (Registrant)

/s/ Chow Chun Man, Jimmy
CHOW CHUN MAN, JIMMY
Chief Financial Officer

Date: December 23, 2013

EXHIBITS INDEX

Exhibit Number	Description

1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company’s Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

4(a)1	Contract dated November 21, 2011 between CZ Tire Holdings Limited and the Company for the sale of the Company’s ownership interest in Hangzhou Zhongce Rubber Company Limited

4(a)2	Contract dated September 28, 2012 between Fortuneasy Limited and Wealth Faith Limited, a wholly owned subsidiary of the Company, for the purchase of shares of Million Cube Limited by Wealth Faith Limited

8	Subsidiaries of the Company

12(1)	Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12(2)	Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13(1)	Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13(2)	Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14(1)	Code of Ethics for Chief Executive and Senior Financial Officers