Form 20-F
period 2011-12-31
CHINA ENTERPRISES LTD
filed 2014-10-29
CIK 908256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2011 contains certain forward-looking statements within the meaning of Section 21E of the Securities Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

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

EXCHANGE RATE INFORMATION

Unless otherwise specified, all references in this document to “U.S. Dollars”, “Dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of the People’s Republic of China, or the “PRC” or “China”; and all references to “HK$” are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region, or “Hong Kong”. Where made for the convenience of the reader, conversions of amounts from Renminbi to U.S. Dollars have been made in this document at US$1.00 to Rmb6.2939, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2011. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See section “Exchange Rate Information” under “Item 3. Key Information” in this Annual Report for more details on the exchange rate between Renminbi and US Dollars.

References and statements contained in this document regarding China do not apply to Taiwan or the Republic of China.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011. The Consolidated Statements of Operations Data for each of the three years in the period ended December 31, 2011 and the Consolidated Balance Sheet Data as of December 31, 2010 and 2011 has been derived from the audited consolidated financial statements, or the “Consolidated Financial Statements”, included in Item 18 “Financial Statements” of this Annual Report. The Consolidated Statements of Operations Data for the years ended December 31, 2007 and 2008 and the Consolidated Balance Sheet Data as of December 31, 2007, 2008 and 2009, as set forth below, have been derived from audited consolidated financial statements not included in this Annual Report. The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes.

Selected Consolidated Financial Information of the Company

(Amounts in thousands, except number of shares, their par values and per share data)

	Year ended December 31,
	2007 (a)	2008	2009	2010	2011 (c)
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
Consolidated Statements of Operations Data:
Revenues	—	—	—	—	—	—
Income (loss) from operations	13,117	(5,770)	(2,819)	(3,316)	(4,186)	(665)
Net (loss) income	(28,178)	(71,441)	246,951	168,029	(274,955)	(43,686)
Basic and diluted (loss) earnings per common share (b)	(3.12)	(7.92)	27.39	18.63	(30.49)	(4.84)
Weighted-average number of common share outstanding (b)	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310
Consolidated Balance Sheets Data :
Total assets	575,076	677,945	903,905	1,076,077	721,172	114,583
Shareholders’ equity (Net assets)	538,325	458,805	705,411	877,567	597,752	94,973
Common stock — par value US$0.01 per share	770	770	770	770	770	122

Note:

(a)	During fiscal year 2007, following the purchase and disposal of certain shares of Wing On Travel (Holdings) Limited a company incorporated in Bermuda and listed on the Hong Kong Stock Exchange, or HKSE, whose name was changed to Rosedale Hotel Holdings Limited (formally named as Wing On Travel (Holdings) Limited), or Rosedale, on May 27, 2010, the Company’s interest in Rosedale was diluted from approximately 20.36% to 12.77%, and was accounted for as trading securities of the Company thereafter.
(b)	The calculation of basic and diluted (loss) earnings per common share from 2007 to 2011 is based on the weighted-average number of shares of common stock outstanding during the years ended December 31, 2007 to 2011. The number of shares of common stock outstanding for 2007 to 2011 was 9,017,310. There were no dilutive securities issued by the Company.
(c)	In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company.

Exchange Rate Information

The Consolidated Financial Statements are published and denominated in Renminbi. Where made for the convenience of the reader, conversion of amounts from Renminbi to U.S. Dollars has been made in this document at US$1.00 to Rmb6.2939, the noon buying rate certified by the Federal Reserve Bank of New York on December 31, 2011. For the purpose of this Annual Report, the latest practicable date with respect to share and certain exchange rate information is September 30, 2014. As of September 30, 2014, the noon buying rate certified by the Federal Reserve Bank of New York was US$1.00 to Rmb6.1380. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

The following table sets forth the average unified exchange rates for each of the years ended December 31, 2007, 2008, 2009, 2010 and 2011:

	Year Ended December 31,
	2007	2008	2009	2010	2011
(Rmb equivalent of US$1.00)	Rmb	Rmb	Rmb	Rmb	Rmb
At unified exchange rate
- average rate calculated by using the average of the exchange rates on the last day of each month during each period.	7.57	6.93	6.83	6.76	6.45

The following table sets forth the high and low exchange rates for each month during the previous six months:

	At Unified Exchange Rate
(Rmb equivalent of US$1.00)	High	Low
September 30, 2014	6.15	6.13
August 31, 2014	6.18	6.14
July 31, 2014	6.21	6.17
June 30, 2014	6.25	6.20
May 31, 2014	6.26	6.23
April 30, 2014	6.26	6.20

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

While the Company believes that, in 2011, through its subsidiaries and affiliates it is actively engaged in operating businesses and does not meet the definition of an investment company for purposes of the United States Investment Company Act of 1940, or the 1940 Act, depending on the composition and valuation of the Company’s assets and the sources of the Company’s income from time to time, including after the consummation of the transactions in 2012 to 2014 described in Item 4.A., History and Development of the Company, the Company could fall within the technical definition of the term “investment company” for purposes of the 1940 Act. If the Company were to become subject to the requirements of the 1940 Act, the Company’s operations and results would be negatively impacted, including among other possible effects, the inability of the Company to raise capital through the offer and sale of its securities in the United States. The Company may be unable to continue operating as it currently does and might need to acquire or sell assets that it would not otherwise acquire or sell in order to avoid becoming “investment company” as defined under the 1940 Act.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT ITS BUSINESS STRATEGY, IN WHICH CASE ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WOULD SUFFER

During the past few years, the Company diversified businesses outside of tire manufacturing. In addition, the Company has disposed of certain operations that it deemed to be underperforming. During 2003, the Company reduced its interest in Hangzhou Zhongce Rubber Co., Ltd or Hangzhou Zhongce from a majority to a minority position (from 51% interest to 26% interest). During 2007, following the purchase and disposal of certain shares of Rosedale, the interest of Rosedale held by the Company was diluted and was accounted for as trading securities of the Company thereafter. While a key part of the Company’s business strategy is to expand through acquiring new businesses and business lines and the Company has been actively seeking new opportunities, its results have been driven almost entirely by its affiliate Hangzhou Zhongce (which has been accounted for as an equity method affiliate in the preparation of the Company’s financial statements). In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company. In addition, all of the subsidiaries of the Company were inactive during fiscal year 2011.

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

The Company may experience difficulty in funding acquisitions, investments or expansion. The Company may fund any such activities through bank loans or other debt financing and could incur an increase in debt or other liabilities in connection with any acquisition or other similar matter.

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

We do not believe that we were a passive foreign investment company for 2011. However, since the determination of whether we are a passive foreign investment company is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a passive foreign investment company. Our analysis related to 2011 is based upon certain assumptions and methodologies that we have used, the appropriate value of our ownership interest in companies we held, and the manner in which we have allocated the value among our active assets and passive assets. We cannot assure you that the Internal Revenue Service will not challenge our assumptions and methodologies. If there were such a challenge, we could be classified as a passive foreign investment company for 2011.

With respect to 2012 and subsequent years, the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. The tests are impacted by changes in value of our group companies which are difficult to predict. Accordingly, there can be no assurance that we will not become a passive foreign investment company in 2011 or a subsequent year, including after the consummation of the transactions in 2012 to 2014 described in Item 4.A., History and Development of the Company.

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

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, publishes a daily based exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollars and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank’s daily exchange rate. On March 17, 2014, the PBOC announced that the RMB exchange rate flexibility increased to 2% in order to proceed further with reform of the RMB exchange rate regime. These could result in a further and more significant floatation in the RMB’s value against the U.S. Dollars.

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

OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S AUDIT DOCUMENTATION RELATED TO THEIR AUDIT REPORTS INCLUDED IN THIS ANNUAL REPORT MAY BE LOCATED IN THE PEOPLE’S REPUBLIC OF CHINA. THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD CURRENTLY CANNOT INSPECT AUDIT DOCUMENTATION LOCATED IN CHINA AND, AS SUCH, YOU MAY BE DEPRIVED OF THE BENEFITS OF SUCH INSPECTION

Our independent registered public accounting firms that issue the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the applicable laws of the United States and professional standards. Because the audit documentation relating to our audits are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, such auditors, like other independent registered public accounting firms operating in China, are not currently inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On December 3, 2012, the SEC issued an order instituting administrative proceedings against five of the largest global public accounting firms relating to work performed in the PRC and such firms’ failure to provide audit workpapers to the SEC in this regard. Our independent registered public accounting firm is not one of the accounting firms referenced in the order. On January 22, 2014, an initial administrative law decision was issued, censuring the five accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. These accounting firms have the ability to appeal and the four firms which are subject to the six-month suspension from practicing before the SEC have filed a petition for review of the decision. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We cannot predict the outcome of this matter or the effect it may have on our independent registered public accounting firms or on our ability to make timely filings with the SEC.

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

The Company, through Manwide Holdings Limited, a then direct wholly-owned subsidiary, entered into a conditional sale and purchase agreement dated June 16, 2004 with an independent third party, Shanghai Jiu Sheng Investment Limited, or Jiu Sheng, for the acquisition and further development of Xiang Zhang Garden, a parcel of land containing a 24-story building under construction located in Shanghai, PRC. In June 2005, the Company commenced legal proceedings against Jiu Sheng, among other things, to demand that Jiu Sheng meet its obligations under the two agreements related to the purchase of Xiang Zhang Garden and petitioned a PRC court for an injunction order to prevent Xiang Zhang Garden from being transferred to the secured creditors of Jiu Sheng and the main contractor. In June 2006, the People’s High Court of the City of Shanghai ruled in favor of the Company and ordered Jiu Sheng to continue fulfilling its obligations under the applicable agreements and to proceed with the transfer of legal title of Xiang Zhang Garden to the Company. The judgment also required Jiu Sheng to pay Rmb5.9 million to the Company as compensation for the breach of the sale and purchase agreements. In August 2006, the Group petitioned the People’s High Court of Shanghai for a court execution order to enforce the June 2006 judgment against Jiu Sheng. In March 2008, the Group entered into a settlement agreement with Jiu Sheng whereby the Company disclaimed its rights in Xiang Zhang Garden in exchange for a payment of Rmb75 million, which was received in April 2008. A gain of Rmb17 million has been recognized in the consolidated statement of operations for the year ended December 31, 2008.

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

In April 2008, the Company entered into a Memorandum of Understanding to acquire certain equity interest in a property investment company for consideration of Rmb150 million. A refundable deposit of Rmb75 million was paid to the third party vendor pursuant to the Memorandum of Understanding during the year ended December 31, 2008 and recorded as a deposit paid for the acquisition of investments for the years ended December 31, 2008 and 2009. The Memorandum of Understanding lapsed in June 2011. The deposit of Rmb67.5 million was refunded to the Company and the remaining Rmb7.5 million was charged as administrative charges in the year ended December 31, 2011.

In April 2009, X One Holdings Limited, or X One, an affiliate of the Company, was dissolved pursuant to Section 291 of the Hong Kong Companies Ordinance.

The Company is a holding company and had interests in a number of subsidiaries as of December 31, 2011. The principal interests of the Company were as follows:

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

In its Report on Form 6-K filed with the Securities and Exchange Committee on November 21, 2011, the Company reported that it had entered into a definitive agreement with CZ Tire Holdings Limited, or CZ. The Agreement provided for the sale of all of the Company’s ownership interests in Hangzhou Zhongce to CZ for RMB600 million or approximately US$95.33 million in cash. The Company reported the closing of the transaction in its Report on Form 6-K filed with the Securities and Exchange Committee on November 28, 2011.

In its Report on Form 6-K filed with the Securities and Exchange Committee on October 4, 2012, the Company reported that its wholly owned subsidiary, Wealth Faith Limited had entered into a definitive agreement with Fortuneasy Limited. The agreement provides for the purchase by Wealth Faith Limited of 40% of the shares of Million Cube Limited from Fortuneasy Limited. The total purchase price for the shares being acquired by Wealth Faith Limited is HK$200 million or approximately US$25.6 million. The Company, through Wealth Faith Limited, previously deposited HK$154.8 million or approximately Rmb127.3 million in earnest money with Fortuneasy Limited, which will be applied toward the purchase price. As provided in the agreement, Million Cube Limited has acquired 45% of the issued share capital and corresponding shareholder loans of Paragon Winner Company Limited, or Paragon. Paragon was formed to invest in a joint venture that has developed the Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, People’s Republic of China and that is seeking to develop a related hotel and resort complex at such resort. The closing of the transaction is subject to, among other things, the Company and Wealth Faith Limited satisfactorily completing due diligence and the receipt of all necessary governmental and other consents. The parties to the transaction anticipate that the transaction will close sometime in the fourth quarter of 2014.

Additional information about the Company is available through the Internet at http://www.chinaenterpriseslimited.com. The principal place of business and the executive offices of the Company are located at 25th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong and its telephone number is (852) 2372 0130.

B. BUSINESS OVERVIEW

The financial results of the Company in fiscal years 2009, 2010 and 2011 were dependent on its equity share of the results from Hangzhou Zhongce, which the Company disposed of in November 2011, as discussed above. All of the subsidiaries of the Company were inactive during fiscal year 2011. The Company is actively seeking new investment opportunities.

Hangzhou Zhongce

Hangzhou Zhongce is incorporated in the People’s Republic of China. Its principal subsidiaries are mainly engaged in the manufacture and sale of rubber tires, tire rubber and carbon powder. Hangzhou Zhongce established Hangzhou Sunrise Rubber Co., Ltd with three other PRC enterprises in 1998 and acquired Hangzhou Fu Chun Jiang Chemical Industrial Co., Ltd in 1999, which manufactures radial tire products and a number of raw materials including tire rubbers and carbon powder. In 2008, Hangzhou Zhongce incorporated a PRC subsidiary Zhongce Rubber Fu Yang Co., Ltd, which is engaged in the manufacture and sale of rubber tires. In September 2003, the Company disposed of a portion of its interest in Hangzhou Zhongce and ceased to consolidate the results of Hangzhou Zhongce and its subsidiaries. As a result of that disposal, the Company held a 26% interest in Hangzhou Zhongce, which was treated as an equity method affiliate of the Company for the years ended December 31, 2009 and 2010 and the first eleven months of 2011. In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company. Hangzhou Zhongce manufactures and sells a broad line of tire products, consisting of motor vehicle (bias and radial tires for trucks, tractors, passenger cars and motorcycles), bicycle and wheelbarrow tires. See “Financial Statements” of Hangzhou Zhongce in item 17 for more details.

Rosedale

Rosedale is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on the HKSE. Its principal subsidiaries are engaged in the business of hotel operation and trading of securities.

In 2002, the Company diversified into the travel business through an investment in Rosedale. However, following the disposal of a significant portion of its equity interest during fiscal year 2007, the Company’s equity interest in Rosedale decreased to 12.77% and was subsequently reclassified as trading securities of the Company. As of December 31, 2011, the equity interest had further decreased to 7.40%.

C. ORGANIZATIONAL STRUCTURE

As of December 31, 2011, the principal subsidiaries of the Company were:

	Country of Incorporation	Principal Activities	Company’s Ownership Interest
Consolidated Subsidiary			Directly	Indirectly
Capital Canton Limited	BVI	Investment holding	100%	—
Century Lead Limited	BVI	Investment holding	100%	—
Cosmos Regent Ltd	BVI	Investment holding	100%	—
Cyber Generation Limited	BVI	Investment holding	100%	—
Great Windfall Agents Limited	BVI	Investment holding	100%	—
Million Good Limited	BVI	Investment holding	100%	—
Orion Tire Corporation	USA	Investment holding	60%	—
Orion (B.V.I.) Tire Corporation	BVI	Investment holding	60%	—
Sincere Ocean Limited	BVI	Investment holding	100%	—
Supreme Solution Limited	BVI	Investment holding	100%	—
Ventures Kingdom Limited	BVI	Investment holding	100%	—
Wealth Faith Limited	BVI	Investment holding	100%	—
Whole Good Limited	BVI	Investment holding	100%	—

D. PROPERTY, PLANT AND EQUIPMENT

The registered office of the Company is located at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda. Only corporate administrative matters are conducted at this office, through the Company’s agent, MUFG Fund Services (Bermuda) Limited (formerly known as Butterfield Fulcrum Group (Bermuda) Limited.) The Company’s principal executive office is located at 25th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong. The Company neither owns nor leases property in Bermuda or Hong Kong.

The Company did not incur any principal capital expenditures, investment and divestitures over the last three years ended December 31, 2011.

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

A. OPERATING RESULTS

Overview

After the completion of the Company’s restructuring discussed above in “History and Development of the Company,” the financial results of the Company for fiscal year 2011 were mainly comprised of investment and interest income and the Company’s share of the earnings and financial results of and the loss of disposal of its affiliate, Hangzhou Zhongce. Currently, the Company is still actively looking for new investments. The PRC market continues to be the focus of world industry, and the Company is confident in the PRC market and continues to explore appropriate investment projects to expand its business network in the PRC.

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

Accounting Estimates

The accounting estimates inherent in the preparation of the consolidated financial statements of the Company mainly include estimates associated with respect to collectability of receivables, deposits paid for acquisition of investments, impairment of available-for-sale securities, valuation allowances of deferred tax assets and valuation of derivative instruments. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, as well as current and expected economic conditions. Additionally, the Company constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate.

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

Results of Operations: Fiscal year ended December 31, 2011 compared with fiscal year ended December 31, 2010

The Company

For 2011, the Company recorded consolidated net loss of Rmb275.0 million, or Rmb30.49 per share. By comparison, the net profit and the net profit per share in 2010 was Rmb168.0 million and Rmb18.63, respectively. Loss before income tax and equity in earnings from affiliates for the year ended December 31, 2011 increased to Rmb401.3 million compared to loss of Rmb6.9 million in 2010. The significant loss in fiscal year 2011 was primarily due to the loss on disposal of 26% interest in Hangzhou Zhongce of Rmb364.5 million.

The Rmb4.2 million loss from operating activities mainly represented the administrative expenses incurred for the year ended December 31, 2011. General and administrative expenses comprised expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2011 amounted to Rmb4.2 million, an increase of Rmb0.9 million, compared to Rmb3.3 million in 2010. The increase in our administrative expenses during fiscal year 2011 is in line with the increase in certain legal and professional costs and administrative costs incurred on the disposal of our equity interest in Hangzhou Zhongce.

Apart from general and administrative expenses of Rmb4.2 million, losses before income tax and equity in earnings from affiliates for the year ended December 31, 2011 were mainly comprised of losses on the disposal of the interest in Hangzhou Zhongce of Rmb364.5 million, net unrealized loss on investments of Rmb27.1 million, administrative charge on investment of Rmb7.5 million, impairment loss recognized on available-for-sale investments of Rmb2.3 million and interest expenses of Rmb2.2 million, offset by net realized gain recognized on investments of Rmb4.4 million and interest income of Rmb1.5 million. In April 2008, we entered into a Memorandum of Understanding to acquire certain equity interest in a property investment company for a consideration of Rmb150 million. A refundable deposit of Rmb75 million was paid to the third party vendor pursuant to the Memorandum of Understanding during the year ended December 31, 2008. The Memorandum of Understanding lapsed in June 2011. The deposit of Rmb67.5 million was refunded to us and the remaining Rmb7.5 million was charged as administrative charges in the year ended December 31, 2011. Loss before income tax and equity in earnings from affiliates was Rmb6.9 million for the year ended December 31, 2010. The significant deterioration in financial performance in 2011 was primarily due to the loss on disposal of our equity interest in Hangzhou Zhongce of Rmb364.5 million incurred in the fiscal year.

The net loss for fiscal year 2011, apart from the loss before income tax and equity in earnings from affiliates of Rmb401.3 million, consisted mainly of the Company’s share of net profit of Hangzhou Zhongce of Rmb157.7 million and income tax expense of Rmb31.4 million. Net income for fiscal year 2010, apart from the loss before income tax and equity in earnings from affiliates of Rmb6.9 million, consisted mainly of the Company’s share of net profit of Hangzhou Zhongce of Rmb190.2 million and income tax expense of Rmb15.2 million. The share of profit of Hangzhou Zhongce decreased Rmb32.5 million primarily due to the increase in the cost of materials causing a drop in gross profit and the Company only sharing the profit of Hangzhou Zhongce for the 11 months ended November 30, 2011 compared to a full 12 months of profit taken into account for fiscal year 2010.

Tire Business

For the 11 months ended November 30, 2011 Hangzhou Zhongce recorded a consolidated turnover of approximately Rmb23,959 million, an increase of approximately 18.3% as compared to the whole year 2010 of approximately Rmb20,258 million. The audited consolidated net profit for the 11 months ended November 30, 2011 decreased to approximately Rmb606.6 million from approximately Rmb731.4 million for the year ended December 31, 2010. In 2011, the cost of raw materials, in particular the cost of natural rubber, in the tire industry kept increasing, resulting in a drop in gross margin from 9.5% in 2010 to 8.5% in 2011.

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

Net income for fiscal year 2010, apart from the loss before income tax and equity in earnings from affiliates of Rmb6.9 million, consisted mainly of the Company’s share of net profit of Hangzhou Zhongce of Rmb190.2 million and income tax expense of Rmb15.2 million. Net income for fiscal year 2009, apart from the profit before income tax and equity in earnings from affiliates of Rmb17.3 million, consisted mainly of the Company’s share of net profit of Hangzhou Zhongce of Rmb255.1 million and income tax expense of Rmb25.5 million. The share of profit of Hangzhou Zhongce decreased Rmb65.0 million primarily due to the increase in the cost of materials causing a drop in gross profit. Income tax was primarily related to the 10% withholding tax on the undistributed earnings of the Company’s affiliate in the PRC.

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

B. LIQUIDITY AND CAPITAL RESOURCES

For 2011, cash for financing the operations of the Company was principally obtained through the disposal of its interest in Hangzhou Zhongce and trading securities. During 2010 and 2011, the Company saw a continuation of challenging financial and economic conditions. Although some signs of improvement have started to emerge, the performance of key economies remains uncertain.

The Company’s working capital saw a huge improvement in 2011, calculated as current assets less current liabilities. A negative working capital of Rmb19.5 million as of December 31, 2010 improved to a positive working capital of Rmb456.3 million as of December 31, 2011.

Over the last few years, cash flow for financing the operations of the Company was primarily obtained from the disposal of trading securities. As at December 31, 2011, the Company still held approximately Rmb39.8 million of marketable securities. In 2011, the net cash used in operating activities was approximately Rmb47.2 million compared to Rmb7.3 million provided by operating activities in 2010. The net cash provided by investing activities and used in financing activities in 2011 was approximately Rmb588.1 million and Rmb16.9 million, respectively; compared with Rmb4.3 million provided by investing activities and Rmb13.3 million used in financing activities in 2010.

Other than (i) the refund of an investment deposit as described above; (ii) the settlement of Convertible Notes receivable of Rosedale and accrued interest as described in Item 7 of this Form 20-F, (iii) the investment agreement as described in Item 4 of this Form 20-F; and (iv) the disposal of the Company’s interest in Hangzhou Zhongce as described in Item 4 of this Form 20-F, no transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Company have been entered into during 2011. In management’s opinion, the Group has sufficient cash and cash equivalents, notes receivable and trading securities to support its working capital for its present requirements.

For the years ended December 31, 2010 and 2011, the Company had no expenditure for property, plant and equipment.

Cash and cash equivalents of the Company increased from Rmb0.1 million at December 31, 2010 to approximately Rmb523.6 million at December 31, 2011 of which Rmb522.7 million (approximately US$83.0 million) were U.S. dollar deposits included in cash and cash equivalents.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

For the year of 2011, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Additionally, the Company had not undertaken any guarantees as of December 31, 2011.

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The Company had capital commitments for the acquisition of an equity interest of Rmb75 million in respect of the MOU entered into in April 2008. On June 30, 2011, the MOU lapsed. The deposit of Rmb67.5 million was refunded to the Company. Rmb7.5 million was charged as an administrative fee and recorded as an expense of the Company for the year ended December 31, 2011. As at December 31, 2011, the Company did not have any contractual obligations and commercial commitments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position	Since
Allan Yap	59	Chairman, Chief Executive Officer and Director	2001(1)
Eva Chan Ling	48	Deputy Chairman and Director	2004(2)
Dorothy Law	44	Director	2000
Richard Whittall	55	Independent Director and Audit Committee Member	2000
Lien Kait Long	66	Director	1999
Sin Chi Fai	55	Independent Director and Audit Committee Member	2010(3)
Jimmy Chow Chun Man (resigned on May 15, 2014)	44	Chief Financial Officer	2003
Ken Lau (appointed on May 15, 2014)	42	Chief Financial Officer	2014

(1)	Dr. Allan Yap is the Chairman of Hanny and served as an executive director of China Strategic Holdings Limited (“CSH”), a publicly listed company in Hong Kong, until his resignation on June 16, 2006.
(2)	Ms. Eva Chan Ling is an executive director of CSH and the managing director of Rosedale Hotel Holdings Limited (“Rosedale”), a publicly listed company in Hong Kong and an equity method affiliate of the Company until June 30, 2007 and accounted for as investments of the Company thereafter.
(3)	Mr. Sin Chi Fai is an independent non-executive director of Hanny and Rosedale. He was also an independent non-executive director, a member of the audit committee and a member of the remuneration committee of CSH until his resignation on October 30, 2007.

There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above. None of the directors or executive officers was elected or appointed pursuant to an arrangement or understanding with any third party.

Biographies of Directors and Senior Management

Dr. Allan Yap, age 59, is the chairman, chief executive officer and a director of the Company. He holds an honorary degree of Doctor of Laws and has over 30 years’ experience in finance, investment and banking. Dr. Yap is the chairman of Hanny and an alternate director of Television Broadcasts Limited, both are publicly listed companies in Hong Kong. He is also the chairman and chief executive officer of Burcon NutraScience Corporation, a company whose shares are listed on the Toronto Stock Exchange in Canada, NASDAQ Stock Exchange in the United States and the Frankfurt Stock Exchange in Germany. Dr. Yap is an executive chairman of Hanwell Holdings Limited (formerly known as PSC Corporation Limited) and Tat Seng Packaging Group Limited, both are publicly listed companies in Singapore. He is also the chairman of MRI Holdings Limited. The recommendation by the directors of MRI Holdings Limited to return its assets to its shareholders by way of members’ voluntary liquidation was approved by its shareholders on April 29, 2010. Dr. Yap had been an executive director of Rosedale, a public listed company in Hong Kong, and retired on May 25, 2011, and an executive chairman of Intraco Limited, a public listed company in Singapore, and resigned on December 6, 2012. He had also been an executive director of China Strategic Holdings Limited, Big Media Group Limited (now known as Neo Telemedia Limited) and See Corporation Limited, all are publicly listed companies in Hong Kong, and resigned on June 16, 2006, July 20, 2009 and June 13, 2011, respectively. Dr. Yap was appointed as the chairman and chief executive officer of the Company on December 1, 2004.

Ms. Chan Ling, Eva, age 48, is a deputy chairman and a director of the Company. She has over 25 years’ experience in auditing, accounting and finance in both international accounting firms and listed companies. Ms. Chan is a member of the Institute of Chartered Accountants in Australia, a fellow member of the Association of Chartered Certified Accountants and also a practicing member of the Hong Kong Institute of Certified Public Accountants. Effective from June 1, 2009, Ms. Chan is the managing director of Rosedale. She is also a director of MRI Holdings Limited. She had been an executive director of China Strategic Holdings Limited, and an independent non-executive director of each of Well Way Group Limited (formerly known as Trasy Gold Ex Limited) and Wonson International Holdings Limited (now known as China Ocean Shipbuilding Industry Group Limited), both are publicly listed companies in Hong Kong, and resigned on June 1, 2014, and June 23, 2014 and August 13, 2008 respectively. Ms. Chan was appointed as deputy chairman of the Company on December 1, 2004.

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

Mr. Richard Whittall, age 55, is an independent director and the chairman of the audit committee of the Company. He is a partner in Watershed Capital Partners Inc., an investment banking firm, based in Vancouver, British Columbia, Canada. Mr. Whittall has 23 years’ experience in investment banking, advising domestic and international companies in the areas of fund raising, mergers, acquisitions, divestitures and strategic business alliances. Mr. Whittall currently serves as a director of a number of public and private companies, including Fortress Paper Ltd, GVIC Communications Corp., Canadian General Investments Limited and Canadian World Fund Limited.

Mr. Lien Kait Long, age 66, is a director of the Company. Mr. Lien holds a bachelor’s degree in commerce and is a fellow member of the Institute of Certified Public Accountants of Singapore and CPA Australia. He has extensive experience in finance, corporate management and business investment. He has held a number of senior management positions as well as executive directorships in various public and private corporations in Singapore, Hong Kong and China. He is also a director of MRI Holdings Limited. Mr. Lien currently serves as an independent director on the board of several Singapore and Chinese Companies listed on the Singapore Exchange Securities Trading Limited.

Mr. Sin Chi Fai, age 55, is appointed an independent director and an audit committee member of the Company on June 9, 2010. Mr. Sin obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 17 years’ experience in banking field and has over 17 years’ sales and marketing experience in information technology industries. Mr. Sin currently serves as an independent non-executive director of Rosedale and Hanny, both publicly listed companies in Hong Kong. Mr. Sin is also currently a director and shareholder of a Singapore company engaged in the distribution of data storage media and computer-related products throughout Asia. Mr. Sin had been an independent non-executive director, member of the audit committee, and member of the remuneration committee of China Strategic Holdings Limited, and Wonson International Holdings Limited (now known as China Ocean Shipbuilding Industry Group Limited), both publicly listed companies in Hong Kong, and resigned on October 30, 2007 and May 15, 2008 respectively.

Mr. Ken Lau, aged 42, was appointed as the Chief Financial Officer of the Company on May 15, 2014. Mr. Lau is a member of CPA Australia and a certificate holder of American Institute of Certified Public Accountants. He has over 15 years of experience in international accounting and financial reporting in multinational corporations.

B. COMPENSATION

For the year ended December 31, 2011, the aggregate amount of compensation paid by the Company and its subsidiaries to the Company’s directors and executive officers, for service in all capacities, was approximately Rmb677,560 (approximately US$107,720). The grant of bonuses is determined at the discretion of the board of directors. No bonuses were paid in the year 2011 or granted with respect to the year 2011.

The following table summarizes the compensation received by our executive and non-executive directors and senior management for the year 2011.

Name	Salary (USD)	Salary (Rmb)	Total (USD)	Total (Rmb)
Executive Director
Allan Yap	20,000	125,800	20,000	125,800
Eva Chan Ling	20,000	125,800	20,000	125,800
Non-Executive Director
Dorothy Law	20,000	125,800	20,000	132,000
Lien Kait Long	20,000	125,800	20,000	125,800
Richard Whittall	20,000	125,800	20,000	125,800
Sin Chi Fai	7,720	48,560	7,720	48,560

No officer or director received any non-cash compensation in 2011.

C. BOARD PRACTICES

The 2014 annual general meeting of the Company will be held as soon as practicable, and the shareholders of the Company will be asked for re-election of the directors in the forthcoming annual general meeting of the Company.

No director of the Company has entered into any service contract nor is entitled to any benefits upon termination of employment with the Company.

The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. During the year 2011 and as of the date of this filing, the audit committee of the Company consisted of Mr. Richard Whittall and Mr. Sin Chi Fai.

D. EMPLOYEES

As of December 31, 2009, 2010 and 2011, the Company had no employees.

E. SHARE OWNERSHIP

As of December 31, 2011, none of the Company’s directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Based on filings on Schedule 13G under the Exchange Act and public announcements/circulars/annual reports of Hanny pursuant to the Listing Rules of HKSE, as of December 31, 2011, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company:

Name of holder	Number of shares held	Percentage of class
Hanny Holdings Limited (1) (2) (3)(4)	2,610,600	28.95%
William F. Harnisch (5)	469,875	5.21%

(1)	On March 26, 2008, Hanny disclosed by way of announcement posted on the website of the HKSE that it would sell to an independent third party its entire issued share capital held in Kamthorn Limited, which held approximately 18.1% equity interest in the issued share capital of the Company. The transaction was completed in May 2008.
(2)	On July 30, 2008, Hanny further disclosed in its annual report 2007-08 that 29.2% interest including the interest as mentioned in (1) above in the issued share capital of the Company was disposed of subsequent to its financial year ended March 31, 2008.
(3)	The 2,610,600 shares that Hanny beneficially owned during fiscal year 2009 included 610,600 shares held by its indirect, non-wholly owned subsidiary, which represented an effective equity interest of 3.88% in the issued share capital of the Company.
(4)	On December 7, 2010, Hanny disclosed by way of announcement posted on the website of the HKSE that its indirect wholly-owned subsidiary had conditionally agreed to purchase 610,600 shares of the Company from its indirect, non-wholly owned subsidiary (that is, the number of shares as mentioned in note (3) above). Hanny further disclosed in its annual report 2010-2011 that the transaction was completed on 30 December 2010. Hanny’s effective equity interest in the Company therefore increased to 28.95%.
(5)	(a) According to Amendment No. 17 to a report on Schedule 13G/A dated February 4, 2011, the 469,875 shares beneficially owned by William F. Harnisch consist of (A) 79,800 shares beneficially owned individually by Mr. Harnisch; and (B) (i) 218,775 shares beneficially owned by Grenadier Fund; (ii) 116,100 shares beneficially owned by Triumph Fund II L.P.; (iii) 52,500 shares beneficially owned by Peconic Partners International Fund Ltd.; and (iv) 2,700 shares beneficially owned by Triumph Fund III L.P., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above-mentioned clients.

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

(c) According to Amendment No. 8 to a report on Schedule 13G/A dated February 13, 2014, the 467,175 shares beneficially owned by William F. Harnisch as of December 31, 2003 consist of (A)79,800 shares beneficially owned individually by Mr. Harnisch; and (B)(i)218,775 shares beneficially owned by Grenadier Fund; (ii) 116,100 shares beneficially owned by Triumph Fund II L.P.; (iii) 52,500 shares beneficially owned by Peconic Partners International Fund Ltd., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above-mentioned clients.

According to the shareholders list provided to the Company by its transfer agent, there were 51 shareholders (representing all issued common stock of 9,017,310 shares) of record of the Company’s common stock as of September 30, 2014.

B. RELATED PARTY TRANSACTIONS

Convertible Notes

On March 23, 2006, Rosedale entered into a subscription agreement with the Company and other subscribers for convertible notes with an aggregate principal amount of HK$1,000 million, of which the Company agreed to subscribe for HK$300 million. The initial conversion price of the convertible notes was HK$0.79 per share, subject to anti-dilutive adjustments. In July 2008, the conversion price was reduced from HK$0.79 per share to HK$0.339 per share as a result of rights issued by Rosedale. Unless previously converted or lapsed or redeemed by Rosedale, Rosedale will redeem the convertible notes on the fifth anniversary from the date of issue of the convertible notes at a redemption amount equal to 110% of the principal amount of the convertible notes outstanding. The Company has the right to convert the whole or any part (in an amount or integral multiple of HK$1 million) of the principal amount of the convertible notes into shares of Rosedale at the then prevailing conversion price.

Subject to certain restrictions intended to facilitate compliance with relevant rules and regulations, each noteholder has the right to exchange all or part (in the amount or integral multiple of HK$10 million) of 50% of the initial principal amount of its convertible notes for shares of any company that is an affiliated company of Rosedale as defined in the Rules Governing the Listing of Securities on the HKSE or a subsidiary of Rosedale that is to be listed on a stock exchange through an initial public offering at the price, subject to anti-dilutive adjustments, at which the such shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated company or subsidiary in the future is at the sole discretion of the directors of Rosedale. During 2007, the Company converted a total of HK$237 million of convertible notes of Rosedale into ordinary shares at a conversion price of HK$0.79 per share. The Company did not convert any convertible notes of Rosedale in 2009, 2010 and 2011.

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

On June 7, 2011, the maturity date of the Convertible Notes, there were a total of HK$63 million, or approximately US$8 million, of Convertible Notes remained outstanding. All such Convertible Notes, together with accrued interest of HK$10.8 million, or approximately US$1.4 million, have been subsequently fully settled (see Item 8 below).

Other Related Party Transactions

The Company entered into the following related party transactions:

	2010	2011	2011
	Rmb’000	Rmb’000	USD’000
Due from:
CSH and its subsidiaries	95	90	14
GDI and its subsidiaries (“GDI Group”)	2	2	1
Hanny and its subsidiaries (except GDI Group)	1, 217	1,207	192
Rosedale and its subsidiaries	22,779	13,399	2,129

	24,093	14,698	2,336

Due to:
CSH and its subsidiaries	382	295	47
GDI and its subsidiaries	1,737	1,737	276
Hanny and its subsidiaries (except GDI Group)	90,835	70,641	11,224
Rosedale and its subsidiaries	258	—	—
Paul Y. Finance Limited	544	—	—

	93,756	72,673	11,547

As of December 31, 2010 and 2011, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the Consolidated Financial Statements to the Company included in “Item 18. Financial Statements” of this Annual Report. See also “Item 17. Financial Statements” of this Annual Report for financial statements of Hangzhou Zhongce, included pursuant to the requirements of Article 3-09 of Regulation S-X.

Dividend Policy

On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2009, 2010 and 2011, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will depend on the Company’s results of operations and financial condition, and other factors deemed relevant by its board of directors.

Since the Company is a holding company, its ability to pay dividends depends substantially on its receipt of distributions from its subsidiaries. Applicable Chinese laws and regulations require that, before a Sino-foreign equity joint venture enterprise (such as each PRC subsidiary) distributes profits to investors, it must: (1) satisfy all tax liabilities; (2) provide for losses in previous years; and (3) make allocations, in proportions determined at the sole discretion of the board of directors, to a general reserve fund and an enterprise expansion fund. During 2009, 2010 and 2011, no distribution of dividends was made from any subsidiary to the Company.

B. SIGNIFICANT CHANGES

The Company did not convert any of the Convertible Notes of Rosedale that it held in 2011. On June 7, 2011, the maturity date of the Convertible Notes, there were a total of HK$63 million, or approximately US$8 million, of Convertible Notes remained outstanding. All such Convertible Notes, together with accrued interest of HK$10.8 million, totaled Rmb59.8 million, have been subsequently fully settled (see below).

On June 30, 2011, the Memorandum of Understanding, dated April 15, 2008, between a direct wholly owned subsidiary of the Company and a third party regarding the acquisition of a certain equity interest in a property investment company, lapsed. The deposit of Rmb67.5 million was refunded to the Company (see below).

On November 28, 2011, the Company sold all of its ownership interests in Hangzhou Zhongce Rubber Company Limited to CZ Tire Holdings Limited, an independent third-party company incorporated in the British Virgin Islands, for a purchase price of Rmb600 million or approximately US$95.3 million. The Company is required to pay an income tax of Rmb79.5 million on the disposal of Hangzhou Zhongce. According to the disposal agreement, CZ Tire Holdings Limited bore the difference of the tax payment in excess of Rmb40 million or approximately US$6.4 million.

On September 28, 2012, the Company reported that its wholly owned subsidiary, Wealth Faith Limited had entered into a definitive agreement with Fortuneasy Limited, a third party. The agreement provides for the purchase by Wealth Faith Limited of 40% of the shares of Million Cube Limited from Fortuneasy Limited. The total purchase price for the shares being acquired by Wealth Faith Limited is HK$200 million or approximately US$25.6 million. The Company, through Wealth Faith Limited, previously deposited HK$154.8 million or approximately Rmb127.3 million in earnest money with Fortuneasy Limited, which will be applied toward the purchase price. The deposits are refundable in full and were funded by the settlement of the Convertible Notes of Rosedale and accrued interest that totaled HK$73.8 million, or approximately Rmb59.8 million (see above), and a refund of deposits paid for acquisition of a property investment company of Rmb67.5 million (see above).

As provided in the agreement, effective on May 31, 2012, Million Cube Limited acquired from ITC Properties Group Limited (“ITC Properties”), a company incorporated in Bermuda and listed on The Stock Exchange of Hong Kong Limited (“HKSE”), 45% of the issued share capital and corresponding shareholder loans of Paragon Winner Company Limited, or Paragon. Paragon was incorporated in the British Virgin Islands and formed to invest in a joint venture that has developed and operated the Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, the People’s Republic of China which is seeking to develop a related hotel and resort complex at such resort. The closing of the transaction is subject to, among other things, the Company and Wealth Faith Limited satisfactorily completing due diligence and the receipt of all necessary governmental and other consents. The parties to the transaction anticipate that the transaction will close sometime in the fourth quarter of 2014. According to the 2014 annual report of ITC Properties, ITC Corporation Limited (also a company listed on the HKSE) held a 30% equity interest in ITC Properties as of June 25, 2014, and the chairman of ITC Properties is also the chairman and a director of Rosedale.

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

The following table sets forth, for the periods indicated, the high and low closing sale prices of the common stock as reported by the OTCQB Securities Market from January 1, 2007 to December 31, 2011.

Year Ended	High (US$)	Low (US$)
December 31, 2011	0.76	0.04
December 31, 2010	0.19	0.01
December 31, 2009	0.50	0.03
December 31, 2008	0.60	0.02
December 31, 2007	2.21	0.55

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2011 and each of the most recent periods.

Quarter Ended	High (US$)	Low (US$)
September 30, 2014	0.40	0.36
June 30, 2014	0.37	0.27
March 31, 2014	0.37	0.31
December 31, 2013	0.50	0.19
September 30, 2013	0.26	0.16
June 30, 2013	0.74	0.26
March 31, 2013	0.80	0.21
December 31, 2012	0.62	0.25
September 30, 2012	1.10	0.10
June 30, 2012	1.11	1.10
March 31, 2012	1.75	0.85
December 31, 2011	0.76	0.10
September 30, 2011	0.40	0.20
June 30, 2011	0.50	0.25
March 31, 2011	0.35	0.04
December 31, 2010	0.06	0.01
September 30, 2010	0.07	0.04
June 30, 2010	0.16	0.05
March 31, 2010	0.19	0.05

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

Month Ended	High (US$)	Low (US$)
September 30, 2014	0.36	0.36
August 31, 2014	0.40	0.36
July 31, 2014	0.37	0.36
June 30, 2014	0.37	0.37
May 31, 2014	0.37	0.33
April 30, 2014	0.33	0.27

ITEM 10.	ADDITIONAL INFORMATION

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

On June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at the par value of US$0.01 per share. In September 2006, upon the request of the sole holder of the Supervoting Common Stock and pursuant to the Company’s bylaws, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock, US$0.01 par value. There were no outstanding shares of Supervoting Common Stock as of December 31, 2010 and 2011.

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

•	On November 21, 2011, the Company entered into an agreement pursuant to which the Company sold all of its ownership interests in Hangzhou Zhongce Rubber Company Limited to CZ Tire Holdings Limited, an independent third-party company incorporated in the British Virgin Islands, for a purchase price of Rmb600 million or approximately US$91 million.

•	On September 28, 2012, the Company’s wholly owned subsidiary, Wealth Faith Limited entered into a definitive agreement with Fortuneasy Limited. The agreement provides for the purchase by Wealth Faith Limited of 40% of the shares of Million Cube Limited from Fortuneasy Limited. The total purchase price for the shares being acquired by Wealth Faith Limited is HK$200 million or approximately US$25.6 million.

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

The “controlled foreign corporation” (“CFC”) and “passive foreign investment company” rules under United States Federal income tax law could apply to the Company and U.S. investors who own Common Stock. Based on the current and anticipated ownership of the Company, the Company does not believe it will constitute a CFC. In light of the Company’s disposition of most of its operating subsidiaries or its majority interests in such subsidiaries during the prior three years, there is some risk that the Company could qualify as a passive foreign investment company for 2011 or subsequent years. The Company does not believe it was a passive foreign investment company during 2011; however, since passive foreign investment company status is determined annually, there can be no assurance that the Company might not become a passive foreign investment company in 2011 or subsequent years, including after the consummation of the transactions in 2012 and 2013 described in Item 4.A., History and Development of the Company.

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

Foreign Currency Risk

As our major assets and liabilities are comprised of a mixture of items denominated in Renminbi , U.S. dollars and Hong Kong dollars, our business and operating results may be materially affected in the event of a severe increase or decrease in the value of Renminbi against other currencies. If Renminbi appreciates against U.S. dollars/Hong Kong dollars, our operating expenses and net income may be affected depending upon the then composition of our assets and liabilities.

Historically, both Hong Kong dollars and Renminbi were pegged to U.S. dollars. As a result, the exchange rate of U.S. dollars/Hong Kong dollars to Renminbi fluctuated within a narrow range. However, on July 21, 2005, the PBOC adjusted the exchange rate of U.S. dollars to Renminbi from 1:8.27 to 1:8.11, resulting in an approximately 2% appreciation in the value of Renminbi against U.S. dollars. As Hong Kong dollars are pegged to U.S. dollars, such adjustment has effectively resulted in an approximately 2% appreciation in the value of Renminbi against Hong Kong dollar. For more details, see “RISK FACTORS — FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS”.

As of December 31, 2011, the Company had no open forward contracts or option contracts. The Company’s cash and cash equivalents as of December 31, 2011 was Rmb523.6 million of which approximately Rmb522.7 million equivalents (approximately US$83.0 million) were held in U.S. dollar deposits.

Interest Rate Fluctuations

The Company’s interest income is sensitive to change in interest rates. However, the amount of interest income has been immaterial to the Company.

The Company did not have any short-term or long-term debt which bore a floating interest rate as of December 31, 2010 or 2011.

The Company will be exposed to interest rate fluctuations on its cash on hand and any new borrowings under any new loan facility and any change in interest rate could affect its results of operations and cash flows.

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

Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2011.

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

As the Company’s common stock is not currently listed on a U.S. national securities exchange, the Company is not obligated to have an audit committee of the board of directors. The Company has, however, had an Audit Committee for many years and continues to do so. As of December 31, 2011, the Company’s Board of Directors has determined that the two members of the Audit Committee, Mr. Richard Whittall and Mr. Sin Chi Fai, do not qualify as “audit committee financial experts” as defined by Item 401(h) of Regulation S-K adopted pursuant to the Exchange Act. The Company is currently in the process of seeking a qualified financial expert for the audit committee.

ITEM 16B	CODE OF ETHICS

The Company has adopted a Code of Ethics for the Chief Executive and Senior Financial Officers, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 14.1 to this Annual Report on Form 20-F.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for services rendered by our principal external auditors for the periods indicated below:

	2010	2011
	US$’000	US$’000
Audit Fees	226	328
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	226	328

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

Hangzhou Zhongce prepared its statutory financial statements in accordance with the accounting principles and the relevant financial regulations as established by the Ministry of Finance of the PRC; however, for the purposes of complying with Article 3-09 of Regulation S-X, Hangzhou Zhongce prepared separate financial statements in accordance with U.S. GAAP. Pursuant to Article 3-09 of Regulation S-X, Hangzhou Zhongce’s financial statements for the three years ended December 31, 2009 and 2010 and for the first eleven months of 2011 accompany this report beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

See the Index to the Consolidated Financial Statements accompanying this report beginning page FF-1.

HANGZHOU ZHONGCE RUBBER CO., LTD.

Report of Independent Registered Public
Accounting Firm and Consolidated Financial Statements
for the years ended December 31, 2009, 2010
and the eleven months ended November 30, 2011

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HANGZHOU ZHONGCE RUBBER CO., LTD.

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2009, 2010 and the eleven months ended November 30, 2011	F-2

Consolidated Balance Sheets as of December 31, 2010 and November 30, 2011	F-3

Consolidated Statements of Changes in Equity for the years ended December 31, 2009, 2010 and the eleven months ended November 30, 2011	F-7

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and the eleven months ended November 30, 2011	F-8

Notes to Consolidated Financial Statements	F-10

DTT(A)(14)U0042

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of China Enterprises Limited

We have audited the accompanying consolidated balance sheets of Hangzhou Zhongce Rubber Co., Ltd. (the “Company”), its consolidated subsidiaries and VIE (collectively referred to as the “Group”) as of December 31, 2010 and November 30, 2011, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2010 and the eleven months ended November 30, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and November 30, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 and the eleven months ended November 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States Dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(o). Such United States Dollar amounts are presented solely for the convenience of the readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP, Shanghai

September 25, 2014

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands)

	Year ended December 31,		Eleven months ended November 30,
	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$
Net revenues:
- third parties	15,084,814	20,171,781	23,876,059	3,744,383
- related companies	60,514	86,685	83,419	13,082

Total	15,145,328	20,258,466	23,959,478	3,757,465
Cost of revenues	(12,936,757)	(18,340,738)	(21,925,225)	(3,438,442)

Gross profit	2,208,571	1,917,728	2,034,253	319,023
Selling, general and administrative expenses	(877,338)	(980,301)	(1,049,407)	(164,574)
Government subsidies	28,439	67,573	8,580	1,346
Other operating income, net	16,669	267	47,696	7,480

Operating income	1,376,341	1,005,267	1,041,122	163,275
Non-operating income (expenses):
Interest income	6,314	5,393	2,387	374
Interest expenses	(178,176)	(179,292)	(216,561)	(33,962)
Other income (loss)	549	(11,928)	1,315	206

Income before income taxes and noncontrolling interests	1,205,028	819,440	828,263	129,893
Income tax expenses	(181,748)	(46,289)	(190,936)	(29,944)

Net income	1,023,280	773,151	637,327	99,949
Net income attributable to noncontrolling interests	(42,059)	(41,740)	(30,745)	(4,822)

Net income attributable to the shareholders of the Company	981,221	731,411	606,582	95,127

The accompanying notes are an integral part of these consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of December 31,	As of November 30,
	2010	2011	2011
	Rmb	Rmb	US$
ASSETS
Current assets:
Cash and cash equivalents	687,920	678,291	106,374
Restricted cash	19,938	132,887	20,840
Accounts receivable, net of allowances for doubtful receivables of Rmb69,631 and Rmb69,628 (US$10,919) as of December 31, 2010 and November 30, 2011, respectively	1,099,536	1,284,958	201,515
Notes receivable	406,656	2,249,240	352,739
Other receivables	191,115	110,001	17,251
Inventories	3,223,915	3,920,847	614,890
Prepaid expenses and other current assets	213,098	203,721	31,948
Due from related companies	48,782	51,241	8,036
Deferred tax assets	196,103	228,233	35,793

Total current assets	6,087,063	8,859,419	1,389,386
Prepayments for equipment	224,669	226,950	35,591
Prepayment for land use rights	35,000	—	—
Property, plant and equipment, net	5,146,020	5,904,585	925,992
Prepaid land use rights	281,540	243,592	38,202
Deferred tax assets	10,717	7,405	1,161
Due from related companies	8,129	6,255	981
Other assets	3,120	5,011	786

Total assets	11,796,258	15,253,217	2,392,099

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands)

	As of December 31,	As of November 30,
	2010	2011	2011
	Rmb	Rmb	US$
LIABILITIES AND EQUITY
Current liabilities:
Bond interest payable	—	6,000	941
Short-term bank loans	2,832,161	4,054,350	635,827
Current portion of long-term bank loans	539,700	810,300	127,076
Accounts payable	1,938,801	2,375,155	372,486
Advances from customers	369,763	361,248	56,653
Transportation expenses payable	72,957	105,196	16,497
Other payables	422,235	468,669	73,499
Accrued liabilities	492,415	618,415	96,983
Due to related companies	118,768	77,459	12,148
Due to a shareholder	134	—	—
Income taxes payable	53,087	76,688	12,027

Total current liabilities	6,840,021	8,953,480	1,404,137
Government subsidies	454,066	736,826	115,553
Non-current portion of long-term bank loans	941,550	484,600	75,998
Bond payable	—	880,363	138,064

Total liabilities	8,235,637	11,055,269	1,733,752
Commitments and contingencies
Equity:
Registered capital	613,603	613,603	96,229
Additional paid-in capital	20,266	20,266	3,178
Retained earnings	2,592,171	3,198,753	501,647

Total Company equity	3,226,040	3,832,622	601,054
Noncontrolling interests	334,581	365,326	57,293

Total equity	3,560,621	4,197,948	658,347

Total liabilities and equity	11,796,258	15,253,217	2,392,099

The accompanying notes are an integral part of these consolidated financial statements.

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

	As of December 31,	As of November 30,
	2010	2011	2011
	Rmb	Rmb	US$
ASSETS OF VIE
Current assets:
Cash and cash equivalents	75,882	56,443	8,852
Restricted cash	60	—	—
Accounts receivable	160	570	89
Notes receivable	115,025	198,692	31,160
Other receivables	2,119	3,709	582
Inventories	38,654	40,611	6,369
Prepaid expenses and other current assets	20,228	33,875	5,312
Due from related companies	15,366	13,162	2,064
Deferred tax assets	1,029	1,700	267

Total current assets	268,523	348,762	54,695
Prepayments for equipment	24,033	22,961	3,601
Property, plant and equipment, net	1,308,942	1,364,451	213,981
Prepaid land use rights	51,882	50,422	7,907
Deferred tax assets	16,531	10,954	1,718

Total assets of VIE	1,669,911	1,797,550	281,902

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

	As of December 31,	As of November 30,
	2010	2011	2011
	Rmb	Rmb	US$
LIABILITIES OF VIE
Current liabilities:
Short-term bank loans	360,000	333,480	52,298
Current portion of long-term bank loans	79,700	110,300	17,298
Accounts payable	76,715	71,565	11,223
Other payables	136,469	174,378	27,347
Due to related companies	382,861	534,598	83,839
Income taxes payable	8,399	—	—

Total current liabilities	1,044,144	1,224,321	192,005
Non-current portion of long-term bank loans	170,300	60,000	9,410

Total liabilities of VIE	1,214,444	1,284,321	201,415

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands)

	Registered capital	Additional paid-in capital	Retained earnings	Total Company equity	Noncontrolling interests	Total equity
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2009	613,603	20,266	879,539	1,513,408	241,030	1,754,438
Net income	—	—	981,221	981,221	42,059	1,023,280
Capital injection	—	—	—	—	9,752	9,752

Balance at December 31, 2009	613,603	20,266	1,860,760	2,494,629	292,841	2,787,470

Net income	—	—	731,411	731,411	41,740	773,151

Balance at December 31, 2010	613,603	20,266	2,592,171	3,226,040	334,581	3,560,621

Net income	—	—	606,582	606,582	30,745	637,327

Balance at November 30, 2011	613,603	20,266	3,198,753	3,832,622	365,326	4,197,948

Balance at November 30, 2011 (in US$)	96,229	3,178	501,647	601,054	57,293	658,347

The accompanying notes are an integral part of these consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,		Eleven months ended November 30,
	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income	1,023,280	773,151	637,327	99,949
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income taxes	(25,788)	(79,506)	(28,818)	(4,519)
Loss on disposal of property, plant and equipment	20,035	6,052	5,456	856
Gain on disposal of prepaid land use rights	—	—	(4,180)	(656)
Depreciation	559,286	664,308	628,262	98,528
Amortization	5,525	6,643	6,549	1,027
Allowance for (reversal of) doubtful accounts receivable	210	(207)	(3)	—
Amortization of government subsidies	—	(67,573)	—	—
Bond interest	—	—	8,455	1,326
Changes in operating assets and liabilities:
Accounts receivable and other receivables	159,191	(381,698)	(104,305)	(16,358)
Notes receivable	(91,370)	(295,411)	(1,842,584)	(288,965)
Inventories	(225,441)	(1,060,449)	(696,932)	(109,297)
Prepaid expenses and other current assets	27,545	(77,766)	9,377	1,471
Prepaid land use right	(59,433)	(3,347)	(39,861)	(6,251)
Due from related companies	(35,199)	25,929	(2,459)	(386)
Other assets	(49)	2,477	(1,344)	(211)
Accounts payable and other payables	528,551	467,134	505,857	79,331
Government subsidies	27,523	8,334	4,400	690
Due to related companies	73,115	24,929	(41,309)	(6,478)
Accrued liabilities	46,388	35,000	126,000	19,760
Income taxes payable	109,173	(66,948)	22,142	3,472

Net cash provided by (used in) operating activities	2,142,542	(18,948)	(807,970)	(126,711)

HANGZHOU ZHONGCE RUBBER CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(Amounts in thousands)

	Year ended December 31,		Eleven months ended November 30,
	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$
Cash flows from investing activities:
Purchase of property, plant and equipment	(966,414)	(1,332,504)	(1,423,833)	(223,294)
Payment for prepaid land use right	—	(35,000)	—	—
Increase in prepayment paid for property, plant and equipment	(97,401)	(60,413)	(2,281)	(358)
Proceeds from government subsidies	200,587	37,843	342,639	53,735
Changes in restricted bank deposits	81,093	(2,667)	(112,949)	(17,713)
Proceeds from disposal of property, plant and equipment	5,865	2,588	31,658	4,965
Proceeds from disposal of prepaid land use rights	—	—	47,620	7,468
Changes in amounts due from related companies	(1,078)	(6,164)	1,874	294

Net cash used in investing activities	(777,348)	(1,396,317)	(1,115,272)	(174,903)

Cash flows from financing activities:
Capital injection from noncontrolling interests	9,752	—	—	—
Proceeds from short-term bank loans	2,907,251	5,230,188	6,715,741	1,053,202
Repayment of short-term bank loans	(3,818,263)	(4,299,027)	(5,493,552)	(861,531)
Proceeds from long-term bank loans	540,000	841,250	253,350	39,731
Repayment of long-term bank loans	(593,000)	(480,000)	(439,700)	(68,956)
Proceeds from bond payable	—	—	877,908	137,679
Decrease in amount due to a shareholder	—	—	(134)	(21)

Net cash provided by (used in) financing activities	(954,260)	1,292,411	1,913,613	300,104

Net increase (decrease) in cash and cash equivalents	410,934	(122,854)	(9,629)	(1,510)
Cash and cash equivalents, beginning of the year	399,840	810,774	687,920	107,884

Cash and cash equivalents, end of the year	810,774	687,920	678,291	106,374

Supplemental disclosures of cash flow information:
Interest paid, net of interest capitalized	189,773	183,561	185,954	29,162
Income tax paid	98,363	192,743	140,462	22,028

Non-cash investing activities:
Other payables for property, plant and equipment	67,364	58,343	655	103

The accompanying notes are an integral part of these consolidated financial statements.

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

In 2010, the Company incorporated a PRC subsidiary of Haichao Trading Co., Ltd. (“Haichao Trading”), and wholly owned 100% of the entity. The principal activity of Haichao Trading is in trade of rubber tires.

In 1998, an agreement was entered into by the Company with three other PRC enterprises to establish a Sino-foreign equity joint venture, Hangzhou Sunrise Rubber Co., Ltd. (“Hangzhou Sunrise”) in Hangzhou, Zhejiang Province, the PRC, to construct and operate a radial tire factory. The total investment and registered capital of this joint venture was US$38,893 (Rmb248,000). The equity interest owned by the Company was 49.2% and its investment commitment was satisfied by the contribution of its existing radial tire project under construction into Hangzhou Sunrise while the other three shareholders contributed cash for the remaining 50.8% interest in Hangzhou Sunrise, which includes the 12.8% interest held by a significant shareholder of the Group. The Company determined that Hangzhou Sunrise is a variable interest entity (“VIE”) of the Group.

The Company is the primary beneficiary of Hangzhou Sunrise because the Company has the power to direct the activities of Hangzhou Sunrise that most significantly affect its economic performance and the obligation to absorb losses and the right to receive benefits from Hangzhou Sunrise that could potentially be significant to the VIE. Accordingly, the Company has consolidated Hangzhou Sunrise as its VIE for the two years ended December 31, 2010 and the eleven months ended November 30, 2011.

The Company, its VIE, Hangzhou Sunrise, all of its consolidated subsidiaries are collectively referred to as the “Group”.

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

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

1.	ORGANIZATION AND BASIS OF PREPARATION - continued

The following financial information of Hangzhou Sunrise was included in the Company’s consolidated financial statements for the two years ended December 31, 2010 and the eleven months ended November 30, 2011.

	As of December 31,	As of November 30,
	2010	2011	2011
	Rmb	Rmb	US$
Total revenues (sales to the Company and its consolidated subsidiaries)	1,080,145	1,051,713	164,936

Net income	54,548	57,762	9,059

These consolidated financial statements are prepared assuming that the Group will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. The Group has net current liabilities of Rmb94,061 (US$14,751) as of November 30, 2011, with bank borrowings of Rmb4,864,650 (US$762,903) which will mature in the following 12 months.

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

The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries and VIE.

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

Bank deposits pledged as security for bank guarantees and bank drafts, and those bank balances for staff quarters’ repair and maintenance as required by PRC municipal government amounted to Rmb19,938 and Rmb132,887 (US$20,840) as of December 31, 2010 and November 30, 2011, respectively.

(d)	Notes Receivable

Notes receivable represent bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group.

(e)	Inventories

Inventories are stated at the lower of cost, on an average cost basis, or market value. Costs of work-in-progress and finished goods comprise direct materials, direct labor and an attributable proportion of production overheads. The Group writes down the cost of excess and slow moving inventories to the estimated market value based on forecast demand. No slow moving inventories were written down for the year ended December 31, 2010 and the eleven months ended November 30, 2011, respectively.

(f)	Property, Plant and Equipment, net

Property, plant and equipment, net are stated at cost less accumulated depreciation.

Depreciation is computed using the straight-line method over the assets’ estimated economic useful lives. The estimated useful lives are as follows:

Buildings	20 years
Machinery and equipment	10 years
Motor vehicles	5 years
Furniture, fixtures and office equipment	5 years

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Property, Plant and Equipment, net - continued

Construction-in-progress represents factory and office buildings under construction and plant and machinery pending installation. Interest capitalized was Rmb7,744, Rmb5,900 and Rmb50,600 (US$7,935) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.

(g)	Prepaid Land Use Rights

Prepaid land use rights represent prepaid rent for land under 50 year operating lease arrangements. Prepaid land use rights are amortized and recognized as rent expense over 50 years.

(h)	Impairment of Long-Lived Assets

The Group evaluates its long-lived assets for potential impairment whenever events and circumstances exist that indicates the carrying amount of these assets may not be recoverable. When these events occur, the Group assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment equal to the difference between the carrying amount and fair value of these assets. No impairment loss was recognised for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

(i)	Revenues

Revenues are recognized upon acceptance of goods by the customers and collectability is reasonably assured and the prices are fixed and determinable.

The Group presents revenues net of sales taxes incurred, which amounted to Rmb47,483, Rmb72,947 and Rmb102,921 (US$16,141) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

(j)	Shipping and Handling Fees and Costs

Costs for transportation of products to customers is recorded as selling, general and administrative expenses, and amounted to Rmb372,764, Rmb432,599 and Rmb474,595 (US$74,429) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Advertising Expenses

Advertising expenses were Rmb13,167, Rmb7,048 and Rmb4,649 (US$729) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

(l)	Government Subsidies

Government subsidies are recognized when received and all the conditions for their receipt have been met. Government subsidies are recognized in the consolidated statements of operations and comprehensive income in the period in which the related expenditure is recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and are recognized as income over the periods and in the proportion in which depreciation on those assets is charged.

(m)	Product Warranty

The estimated cost of product warranty claims is accrued as cost of revenues at the time the sale is recognized, based on historical experience.

(n)	Income Taxes

The Company accounts for income taxes using the asset and liability method whereby the deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, unutilized tax loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(o)	Foreign Currencies

The functional currency of the Company and its consolidated subsidiaries and VIE is Renminbi (“Rmb”). Foreign currency transactions are translated into the functional currency of the Company and its consolidated subsidiaries and VIE at the applicable exchange rate quoted by the People’s Bank of China (the “exchange rates”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured into functional currency using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statement of operations and comprehensive income. The Group had foreign exchange loss of Rmb2,210, Rmb12,647 and Rmb5,313 (US$833) in 2009, 2010 and eleven months ended November 30, 2011, respectively.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Foreign Currencies - continued

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

The translation of Rmb amounts into United States dollar (US$) amounts as of and for the eleven months period ended November 30, 2011 are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb6.3765, the noon buying rate certified by the Federal Reserve Bank of New York on November 30, 2011. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that or at any other rate.

(p)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements includes allowance for doubtful accounts and other receivables, lower of cost or market charges and other provisions for inventory, useful lives of property, plant and equipment, accruals for warranty costs, valuation allowances for deferred tax assets, and valuation of certain financial instruments.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Fair Value of Financial Instruments

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

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

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, notes receivable, other receivables, due from related companies, accounts payable, short-term bank loans, other payables, due to related companies and due to a shareholder are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

The carrying values of bond payable approximates its fair value as the interest rate used to discount the bond payable did not fluctuate significantly between the date the bond was recorded and November 30, 2011. The Company’s other financial instruments that are not recorded at fair value are not significant.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Concentration of Credit Risk

The Group’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, restricted cash, accounts and other receivables and advances to related companies and guarantee issued by the Group. The Group’s cash and cash equivalents and restricted cash are high-quality deposits placed with banking institutions with high credit ratings; therefore, the credit risk is limited. The accounts receivable largely represent amounts due from the Group’s customers and the concentrations of credit risk associated with the accounts receivable are considered minimal due to the Group’s diverse customer base. Majority of the customers are located in the PRC. The Group maintains allowances to cover potential bad debts and believes that no significant credit risk exists as a result of its diverse group of customers. Credit losses, when realized, have historically been within the range of management’s expectations. The other receivables comprise principally deposits and other tax receivable. The Company does not believe there is a significant credit risk from any of these counterparties as they are either major suppliers of the Group or local government authorities. The Group has reviewed the credit worthiness and financial position of its affiliate for credit risks associated with advances to these entities. This affiliate has good credit standing and the Group does not expect to incur significant loss for uncollected advances from these entities. The credit risk arising on the guarantee is low because of the credit quality of the related companies who historically have not had any event of default.

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

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Recently Issued Accounting Pronouncements - continued

In December 2011, the FASB issued an accounting standard update related to disclosures about offsetting assets and liabilities. The amendments require that a company disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. The amendments enhance current disclosures by requiring improved information about financial instruments and derivative instruments that are either (i) offset in accordance with current accounting guidance or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current accounting guidance. The amended guidance is effective for the first fiscal quarter of 2013. The Company considered it is no impact of the adoption of the guidance of the Company’s financial position results of operations and cash flows.

On January 31, 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-01, which clarifies the offsetting disclosure requirements in ASU 2011-11. Under ASU 2013-01, the disclosure requirements would apply to derivative instruments accounted for in accordance with ASC 815, including bifurcated embedded derivatives. ASU 2013-01 is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years. Retrospective application is required for all comparative periods presented. The Company does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

In February 2013, the FASB issued ASU 2013-02, an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income. Under the guidance, an entity is required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under US GAAP to be reclassified in its entirety to net income. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under US GAAP that provide additional detail about those amounts. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Company does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Recently Issued Accounting Pronouncements - continued

In March 2013, the FASB issued ASU 2013-05, an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an Investment in a foreign entity. Under the guidance, the cumulative translation adjustment should be released into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment which is a foreign entity. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

On July 18, 2013, the FASB issued ASU 2013-11 in response to a consensus reached at the EITF’s June 11, 2013, meeting. ASU 2013-11 provides guidance on financial statement presentation of an unrecognized tax benefits (“UTB”) when a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryforward exists. Under ASU 2013-11, an entity must present a UTB, or a portion of a UTB, in the financial statements as a reduction to a deferred tax asset (“DTA”) for an NOL carryforward, a similar tax loss, or a tax credit carryforward except when:

•	An NOL carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position.

•	The entity does not intend to use the DTA for this purpose (provided that the tax law permits a choice).

If either of these conditions exists, an entity should present a UTB in the financial statements as a liability and should not net the UTB with a DTA. New recurring disclosures are not required because ASU2013-11 does not affect the recognition or measurement of uncertain tax positions under ASC 740. This amendment does not affect the amounts public entities disclose in the tabular reconciliation of the total amounts of UTBs because the tabular reconciliation presents the gross amounts of UTBs. ASU 2013-11 is effective for public entities for fiscal years beginning after December 15, 2013, and interim periods within those years. ASU 2013-11 should be applied to all UTBs that exist as of the effective date. Entities may choose to apply ASU 2013-11 retrospectively to each prior reporting period presented. The Company is required to adopt ASU 2013-11 as of January 1, 2014, and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

HANGZHOU ZHONGCE RUBBER CO., LTD.

3.	FAIR VALUE MEASUREMENT

Assets and liabilities measured on the Group’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

		Fair Value Measurements at December 31, 2010 Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Liabilities:
Guarantees to third parties	—	—	12,275	—

Total	—	—	12,275	—

		Fair Value Measurements at November 30, 2011 Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Liabilities:
Guarantees to third parties	—	—	12,275	—

Total	—	—	12,275	—

The Group provided guarantees to third parties to secure their bank borrowing, and recorded such guarantees in other payables at the estimated fair values. Details of the guarantees please refer to Note 10.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

4.	INVENTORIES

Inventories by major categories are summarized as follows:

	As of December 31,	As of November 30,
	2010	2011	2011
	Rmb	Rmb	US$
Raw materials	1,337,775	1,335,291	209,408
Work-in-progress	157,486	171,478	26,892
Finished goods	1,728,654	2,414,078	378,590

	3,223,915	3,920,847	614,890

5.	PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,	As of November 30,
	2010	2011	2011
	Rmb	Rmb	US$
Property, plant and equipment, net consists of the following:
At cost:
Buildings	1,122,330	1,202,654	188,607
Leasehold improvement	1,350	1,350	212
Machinery and equipment	5,628,092	6,334,090	993,349
Motor vehicles	49,262	51,742	8,115
Furniture, fixtures and office equipment	657,397	762,425	119,568

Total	7,458,431	8,352,261	1,309,851
Less: Accumulated depreciation	(3,101,869)	(3,692,371)	(579,059)
Construction-in-progress	789,458	1,244,695	195,200

Total	5,146,020	5,904,585	925,992

Depreciation expenses of property, plant and equipment were Rmb559,286, Rmb664,308 and Rmb628,262 (US$98,528) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

6.	PREPAID LAND USE RIGHTS

Amortization expenses of prepaid land use rights were Rmb5,525, Rmb6,643 and Rmb6,549 (US$1,027) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

As of December 31, 2010 and November 30, 2011, the Group had not obtained land use right certificates on certain of their prepaid land use rights with a carrying amount of Rmb2,497 and Rmb76,490 (US$11,996), respectively. As of December 31, 2010 and November 30, 2011, Hangzhou Sunrise and Fu Yang have pledged certain prepaid land use rights having an aggregate carrying amount of Rmb80,000 and Rmb70,300 (US$11,025), respectively, to secure bank loans to the Group.

7.	BANK LOANS

As of December 31, 2010 and November 30, 2011, long-term bank loans of Rmb70,000 and Rmb60,300 (US$9,457) were secured by prepaid land use rights, respectively. Long-term bank loans of Rmb960,000 and Rmb900,000 (US$141,143) were guaranteed by related companies as of December 31, 2010 and November 30, 2011, respectively. Long-term bank loans of Rmb100,000 and Rmb Nil (US$ Nil) were guaranteed by a third party as of December 31, 2010 and November 30, 2011, respectively. Long-term bank loans carried annual average interest rate of 6.0% in 2010 and 4.7% for the eleven months ended November 30, 2011.

The outstanding balances of long-term bank loans as of November 30, 2011 were repayable as follows:

	Rmb	US$
2011	100,000	15,683
2012	710,300	111,393
2013	412,940	64,760
2014	71,660	11,238

	1,294,900	203,074

As of December 31, 2010 and November 30, 2011, short-term bank loans are repayable on demand or within twelve months from the balance sheet dates.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

7.	BANK LOANS - continued

Short-term bank loans of Rmb10,000 and Rmb10,000 (US$ 1,568) were secured by prepaid land use rights as of December 31, 2010 and November 30, 2011, respectively. Also, short-term bank loans of Rmb345,000 and Rmb554,050 (US$86,889) were guaranteed by related parties as of December 31, 2010 and November 30, 2011, respectively. Short-term bank loans of Rmb497,000 and Rmb477,000 (US$74,806) were guaranteed by third parties as of December 31, 2010 and November 30, 2011, respectively. Short-term bank loans of Rmb Nil and Rmb57,018 (US$8,942) were secured by pledged notes receivable as of December 31, 2010 and November 30, 2011. The short-term bank loans carried annual average interest rate of 4.1% in 2010 and 4.6% in eleven months ended November 30, 2011.The Group has drawn down short-term bank loans of Rmb5,230,188 and Rmb6,715,741 (US$1,053,202), long-term bank loans of Rmb841,250 and Rmb253,350 (US$39,731), and repaid short-term bank loans of Rmb4,299,027 and Rmb5,493,552 (US$861,531), long-term bank loans of Rmb480,000 and Rmb439,700 (US$68,956) in 2010 and eleven months ended November 30, 2011, respectively. The Group has total banking facility of Rmb5,373,931 and Rmb7,238,619 (US$1,135,203), within which the unused banking facility is Rmb2,210,448 and Rmb3,228,744 (US$506,350) as of December 31, 2010 and November 30, 2011, respectively.

These borrowings do not contain any financial covenants.

8.	BOND PAYABLE

On July 26, 2011, the Group issued a 3-year corporate bond with a par value of Rmb900,000 and interest rate of 2% (the “Bond”). The interest will be payable semi-annually in arrear falling on 4 February and 4 August in each year commencing on February 4, 2012. The direct costs including commissions, consulting fees and legal fees amounting to Rmb22,092 were recorded as a deduction of the face amount of the Bond, and amortized as interest expense over the life of the Bond.

9.	INCOME TAXES

Income taxes consist of:

	As of December 31,		As of November 30,
	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$
PRC Enterprise Income Tax (“EIT”)
Current	207,536	125,795	219,754	34,464
Deferred taxation expenses (benefit)
- Current	(25,788)	(11,204)	(28,138)	(4,413)
- Change in tax rate	—	(68,302)	(680)	(107)

	181,748	46,289	190,936	29,944

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

9.	INCOME TAXES - continued

On December 16, 2008, the Company obtained a High and New Technology Enterprise certificate for a valid period of 3 years and is entitled to a preferential tax rate of 15% from 2008 to 2010. The tax concession expired by 2010. The impact on the deferred taxes resulting from the change in the enacted tax is an increase to the net deferred tax assets of Rmb68,302.

On August 7, 2009, Hangzhou Sunrise obtained a High and New Technology Enterprise certificate for a valid period of 3 years and is entitled to a preferential tax rate of 15% from 2009 to 2011. The impact on the deferred taxes resulting from change in enacted tax is Rmb680 (US$107).

Based on its analysis under ASC 740-10, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it was concluded that there are no significant uncertain tax positions requiring recognition in financial statements. The Company has no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Group classifies interest related to income tax matters in income tax expense. As of November 30, 2011, there is no interest related to uncertain tax positions. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

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

The reconciliation of the effective income tax rate based on profit before income taxes and noncontrolling interests stated in the consolidated statements of operations and comprehensive income to the statutory income tax rates in the PRC is as follows:

	2009	2010	2011
Tax provision at PRC enterprise income tax rates	25%	25%	25%
Effect of Company’s lower income tax rate	(9%)	(10%)	(1%)
Effect of change in tax rate	—	(8%)	(1%)
Others	(1%)	(1%)	—

Effective tax rate	15%	6%	23%

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

9.	INCOME TAXES - continued

The tax impact of temporary differences give rise to the following deferred tax assets and liabilities are as follows:

	As of December 31,	As of November 30,
	2010	2011	2011
	Rmb	Rmb	US$
Deferred tax assets:
Allowance for doubtful receivables	17,407	17,407	2,730
Warranty expenses	58,200	65,450	10,264
Accrued liabilities	92,443	129,873	20,367
Depreciation	26,789	10,387	1,629
Others	11,981	12,521	1,964

Total deferred tax assets	206,820	235,638	36,954

Net deferred tax asset is classified as follows:

	As of December 31,	As of November 30,
	2010	2011	2011
	Rmb	Rmb	US$
Current
Deferred tax assets	196,103	228,233	35,793
Non-current
Deferred tax assets	10,717	7,405	1,161

Total deferred tax assets	206,820	235,638	36,954

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

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

10.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2010 and November 30, 2011, the Group had outstanding capital commitments for construction of factories and purchase of equipment amounting to approximately Rmb447,457 and Rmb517,639 (US$81,179), respectively.

The Group leases certain of its warehouses under non-cancelable operating leases. Rental expense was Rmb63,505, Rmb61,705 and Rmb77,300 (US$12,123) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

Future minimum lease payments under non-cancellable operating lease agreements as of November 30, 2011 are:

	Rmb	US$
2012	45,850	7,190
2013	9,500	1,490
2014	6,250	980
2015	3,250	510
2016	3,000	470
2016 above	1,250	196

Total minimum lease payments	69,100	10,836

The Group also records an estimate of the product warranty obligation at the time of sale based on the Group’s historical experience. Changes in product warranty provision are as follows:

	2010	2011	2011
	Rmb	Rmb	US$
Balance at beginning of year	232,800	232,800	36,509
Warranties paid	(484,100)	(677,473)	(106,245)
Warranty provision	484,100	706,473	110,793

Balance at end of year	232,800	261,800	41,057

In addition, the Group provided guarantees to third parties as of November 30, 2011. These guarantees are full and unconditional and would require the Group to make scheduled payments immediately if the third parties failed to do so. As of December 31, 2010 and November 30, 2011, the maximum potential future payments of the bank guarantees to be Rmb305,000 and Rmb361,250 (US$56,653), respectively. The Group estimated that the fair value of the obligations assumed under guarantees as of December 31, 2010 and November 30, 2011 to be Rmb12,275 and Rmb12,275 (US$1,925) and recognized liabilities for such amount in the consolidated financial statements.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

11.	DISTRIBUTION OF PROFIT

(a)	Dividends

The Group can declare dividends based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under US GAAP. The Group had an aggregate retained earnings on a consolidated basis of Rmb2,510,485 as of December 31, 2010, as reported in their statutory financial statement. There is no statutory financial statement as of November 30, 2011.

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

Included in the retained earnings of the Group as of December 31, 2009, 2010 and November 30, 2011, was non-distributable amounts of Rmb4,273, Rmb4,273 and Rmb4,273 (US$670).

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

12.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

(a)	Due from (to) Related Companies

Amounts due from (to) related companies are as follows:

		As of December 31,	As of November 30,
	Note	2010	2011	2011
		Rmb	Rmb	US$
Due from related companies:
- Current	(1)	48,782	51,241	8,036

- Non-current	(2)	8,129	6,255	981

Due to related companies:
- Current	(3)	118,768	77,459	12,148

(1)	The related companies were the subsidiaries owned by a controlling shareholder of the Company. The balances were unsecured, non-interest bearing and repayable on demand.
(2)	The related companies were a shareholder of the Company, a joint venture partner of FCJ and a joint venture partner of Hangzhou Sunrise. The balances were unsecured, non-interest bearing and repayable after one year.
(3)	The related companies included a shareholder of the Company, the subsidiaries owned by a shareholder of the Company and a joint venture partner of FCJ. The balances were unsecured, non-interest bearing and repayable on demand.

(b)	Amount due to a shareholder

	As of December 31,	As of November 30,
	2010	2011	2011
	Rmb	Rmb	US$
Amount due to a shareholder	134	—	—

The amount due to a shareholder was unsecured, non-interest bearing and repayable on demand.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

12.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - continued

(c)	Transaction with Related Companies

The Group paid sub-contracting charges to a shareholder of the Company of approximately Rmb57,947, Rmb67,523 and Rmb38,617 (US$6,056) for tire processing for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

The Company paid rental fees to a subsidiary owned by a shareholder of the Company of approximately Rmb2,424, Rmb2,432 and Rmb2,086 (US$327) that have been reflected in the Group’s consolidated financial statements for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

The Group paid repair charges to a subsidiary owned by a shareholder of the Company of approximately Rmb301, RmbNil and RmbNil (US$Nil) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

The Group purchased raw materials from a shareholder of the Company totaling approximately Rmb21,198, Rmb27,865 and Rmb404 (US$63) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

The Group purchased raw materials from subsidiaries owned by shareholders of the Company of approximately Rmb26,353, Rmb52,021 and Rmb22,889 (US$3,590) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

The Group recorded sales to a shareholder of the Company of approximately Rmb136, Rmb1 and RmbNil (US$Nil) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

The Group recorded sales to subsidiaries owned by shareholders of the Company of approximately Rmb60,377, Rmb86,683 and Rmb83,419 (US$13,082) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

The Group recorded repair income from a shareholder of the Company of approximately Rmb552, RmbNil and RmbNil (US$Nil) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

The Group recorded repair income from a subsidiary owned by a shareholder of the Company of approximately RmbNil, Rmb659 and Rmb979 (US$154) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

The Group recorded sales of scrap to a subsidiary owned by a shareholder of the Company of approximately Rmb2,051, RmbNil and Rmb2,204 (US$346) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

HANGZHOU ZHONGCE RUBBER CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(Amounts in thousands unless otherwise stated)

12.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - continued

(c)	Transaction with Related Companies - continued

The Group recorded sales of raw materials to a shareholder of the Company of approximately Rmb8,002, RmbNil and RmbNil (US$Nil) for years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

The Group recorded sales of raw materials to subsidiaries owned by shareholders of the Company of approximately Rmb95,002, Rmb85,124 and Rmb91,410 (US$14,335) for years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

13.	STAFF RETIREMENT PLANS

All of the employees of the Group located in People’s Republic of China are entitled to an annual pension on retirement, which is equal to their ending basic salaries determined by the Chinese government at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The Group is only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 12% to 20% of basic monthly salaries for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011. The expenses reported in the consolidated statements of operations and comprehensive income related to these arrangements were Rmb71,738, Rmb81,315 and Rmb90,890 (US$14,254) for the years ended December 31, 2009, 2010 and eleven months ended November 30, 2011, respectively.

***********

CHINA ENTERPRISES LIMITED

Reports of Independent Registered Public Accounting Firm and Consolidated Financial Statements For the years ended December 31, 2009, 2010 and 2011

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (the “Company”) and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2011 and 2010 and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audits also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in Note 2(h) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China

October 28, 2014

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$
Operating activities
General and administrative expenses	(2,819)	(3,316)	(4,186)	(665)
Non-operating income (expenses):
Interest income	3,291	3,379	1,471	234
Interest expense	(4,493)	(3,299)	(2,239)	(356)
Investment income	6,062	5,989	—	—
Net realized (loss) gain recognized on investments	(780)	(1,287)	4,393	698
Unrealized gain (loss) on trading securities still held at the balance sheet date	15,483	(3,555)	(27,063)	(4,300)
Change in fair value of conversion option (note 7)	72	(185)	—	—
Impairment loss recognized on available-for-sale securities	—	(6,015)	(2,281)	(362)
Loss on disposal of an affiliate (note 3)	—	—	(364,480)	(57,910)
Administrative charges on investment (note 8)	—	—	(7,500)	(1,192)
Others (note 14(a))	—	—	744	118
Exchange gain (loss)	530	1,345	(114)	(18)

Profit (loss) before income tax and equity in earnings of equity method affiliates	17,346	(6,944)	(401,255)	(63,753)
Income tax expense (note 9)	(25,512)	(15,194)	(31,411)	(4,991)
Equity in earnings of equity method affiliates (note 6)	255,117	190,167	157,711	25,058

Net income (loss)	246,951	168,029	(274,955)	(43,686)

Earnings (loss) per common share
Basic and diluted	27.39	18.63	(30.49)	(4.84)

Weighted average number of shares used in the calculation of earnings (loss) per common share
Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2010	2011	2011
	Rmb	Rmb	US$
ASSETS
Current assets:
Cash and cash equivalents	87	523,594	83,191
Notes receivable (note 4)	—	—	—
Prepaid expenses and other current assets	161	284	45
Other receivables (note 4)	—	15,465	2,457
Due from related parties (note 14)	24,093	14,698	2,336
Trading securities (note 5)	54,821	25,634	4,073
Convertible note receivable (note 7)	51,764	—	—

Total current assets	130,926	579,675	92,102
Investments in and advances to equity method affiliates (Less allowance of Rmb7,601 in 2010) (note 6)	838,634	—	—
Deposits paid for acquisition of investments (note 8)	75,000	127,278	20,222
Available-for-sale securities (note 5)	31,511	14,213	2,258
Other assets	6	6	1

Total assets	1,076,077	721,172	114,583

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to related parties (note 14)	93,756	72,673	11,547
Amounts due to securities brokers (note 15)	23,961	19,776	3,142
Other payables	667	204	32
Accrued liabilities	5,815	5,285	840
Other taxes payable	2,753	2,753	438
Income taxes payable	23,484	22,729	3,611

Total current liabilities	150,436	123,420	19,610
Deferred tax liability (note 9)	48,074	—	—

Total liabilities	198,510	123,420	19,610

Commitments and contingencies (note 12)
Shareholders’ equity:
Common stock—par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding at December 31, 2010 and December 31, 2011)(note 10)	770	770	122
Additional paid-in capital	1,000,958	1,000,958	159,036
Accumulated other comprehensive losses	(11,585)	(16,445)	(2,613)
Accumulated deficit	(112,576)	(387,531)	(61,572)

Total shareholders’ equity	877,567	597,752	94,973

Total liabilities and shareholders’ equity	1,076,077	721,172	114,583

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(Amounts in thousands, except number of shares)

						Accumulated
						other
						compre-
	Supervoting		Supervoting		Additional	hensive			Compre-
	common	Common	common	Common	paid-in	(losses)	Accumulated		hensive
	stock	stock	stock	stock	capital	income	deficit	Total	income
	Number	Number	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2009	—	9,017,310	—	770	1,000,958	(15,367)	(527,556)	458,805
Net income	—	—	—	—	—	—	246,951	246,951	246,951
Foreign currency translation adjustment	—	—	—	—	—	(174)	—	(174)	(174)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(171)	—	(171)	(171)

Balance at December 31, 2009	—	9,017,310	—	770	1,000,958	(15,712)	(280,605)	705,411	246,606

Net income	—	—	—	—	—	—	168,029	168,029	168,029
Foreign currency translation adjustment	—	—	—	—	—	(1,023)	—	(1,023)	(1,023)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(865)	—	(865)	(865)
Impairment loss on available-for-sale securities	—	—	—	—	—	6,015	—	6,015	6,015

Balance at December 31, 2010	—	9,017,310	—	770	1,000,958	(11,585)	(112,576)	877,567	172,156

Net loss	—	—	—	—	—	—	(274,955)	(274,955)	(274,955)
Foreign currency translation adjustment	—	—	—	—	—	119	—	119	119
Reclassification adjustments relating to available-for-sale investments disposed of during the year	—	—	—	—	—	(4,979)	—	(4,979)	(4,979)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(2,281)	—	(2,281)	(2,281)
Impairment loss on available-for-sale securities	—	—	—	—	—	2,281	—	2,281	2,281

Balance at December 31, 2011	—	9,017,310	—	770	1,000,958	(16,445)	(387,531)	597,752	(279,815)

Balance at December 31, 2011 (in US$)			—	122	159,036	(2,613)	(61,572)	94,973	(44,458)

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income (loss)	246,951	168,029	(274,955)	(43,686)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Net realized loss (gain) recognized on investments	780	1,287	(4,393)	(698)
Unrealized (gain) loss on trading securities still held at the balance sheet date	(15,483)	3,555	27,063	4,300
Impairment loss on available-for-sale securities	—	6,015	2,281	362
Loss on disposal of an affiliate	—	—	364,480	57,910
Administrative charges on investment	—	—	7,500	1,192
Others	—	—	(744)	(118)
Change in fair value of conversion option	(72)	185	—	—
Equity in earnings of equity method affiliates	(255,117)	(190,167)	(157,711)	(25,058)
Amortization of discount on subscription of convertible note receivable	(3,275)	(3,379)	(1,471)	(234)
Interest income collected on convertible note	1,110	1,097	458	73
Interest income from note receivable and related party receivable	(16)	—	—	—
Deferred tax	25,512	19,017	15,771	2,506
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(789)	804	(123)	(20)
Other payables	(15,668)	(429)	(463)	(74)
Accrued liabilities	(1,141)	1,292	(530)	(84)
Income taxes payable	—	—	(24,360)	(3,870)

Net cash (used in) provided by operating activities	(17,208)	7,306	(47,197)	(7,499)

Cash flows from investing activities:
Advances to an unrelated party	—	—	(15,465)	(2,457)
Decrease in due from related parties	27,648	6,155	1,595	254
Purchases of trading securities	(9,946)	(165)	(3)	(1)
Proceeds from trading securities	11,229	3,215	693	110
Increase in amounts due to securities brokers	(11,278)	(4,879)	(4,185)	(665)
Proceeds from available-for-sale securities	1,326	—	13,118	2,084
Proceeds from disposal of an affiliate (note 3)	—	—	592,380	94,120

Net cash provided by investing activities	18,979	4,326	588,133	93,445

Cash flows used in financing activities:
Changes in due to related parties	(1,191)	(13,282)	(16,932)	(2,690)

Net cash used in financing activities	(1,191)	(13,282)	(16,932)	(2,690)

Effect of exchange rate change	(471)	1,508	(497)	(79)

Net increase (decrease) in cash and cash equivalents	109	(142)	523,507	83,177
Cash and cash equivalents, beginning of year	120	229	87	14

Cash and cash equivalents, end of year	229	87	523,594	83,191

Supplemental schedule of cash flow information:
Income taxes paid (note 3)	—	—	40,000	6,355
Interest paid	4,493	3,299	2,239	356

Non-cash investing and financing activities:
Deposits paid for new investment through settlement of Convertible Notes and accrued interest and refund of investment deposit (note 8)	—	—	127,278	20,222
Settlement of notes receivable and other payables (note 4)	20,523	—	—	—
Income tax on disposal of HZ borne by an independent party (note 3)	—	—	39,485	6,274
Disposal of an affiliate (note 3)

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

China Strategic Holdings Limited (“CSH”), a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny Holdings Limited (“Hanny”), a public company listed on the HKSE. In June 2006, Hanny acquired a controlling interest in GDI and became the parent company. On December 8, 2006, Hanny became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and, as a result, ITC became the ultimate parent company. On May 18, 2007, Hanny ceased to be a subsidiary of ITC and Hanny became the ultimate parent company until 2008 when Hanny reduced its equity interest in the Company. Following the completion of the distribution of its Hanny shares to its shareholders in November 2010, ITC’s interests in Hanny dropped from 42% to 0.1%. As of December 31, 2011, Hanny held a 28.95% equity interest in the Company. There have been no further changes in the Company’s ownership status.

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

As of December 31, 2010, the Company also had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands (note 3).

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(a)	Basis of Presentation - continued

Certain amounts included in the 2010 financial statements have been reclassified to conform to the 2011 financial statement presentation. In presenting the 2010 consolidated balance sheet, convertible note receivable of Rmb51,764 was included as non-current assets. The Company has reclassified this as current assets. As a result of reclassification, the amount of the current assets of December 31, 2010 has changed from Rmb79,162 to Rmb130,926.

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

During the years ended December 31, 2010 and 2011, Rmb6,015 and Rmb2,281 of losses previously classified in other comprehensive gain or losses were reclassified into earnings to recognize an other-than-temporary decline in fair value. No such other-than-temporary decline in fair value was recognized during the year ended December 31, 2009.

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

The translation of Renminbi amounts into US$ amounts are included solely for the convenience of readers and have been made at US$1.00 = Rmb6.2939, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2011. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

(i)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common shares during fiscal 2009, 2010 and 2011.

(j)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, impairment of deposits paid for acquisition of investments and available-for-sale securities, valuation of derivative instruments and valuation allowances for deferred tax assets.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Recently Issued Accounting Pronouncements - continued

In June 2011, the FASB issued ASU No. 2011-05 – Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The amendments in this update require (i) that all non-owner changes in shareholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements (the current option to present components of other comprehensive income (“OCI”) as part of the statement of changes in shareholders’ equity is eliminated) and (ii) presentation of reclassification adjustments from OCI to net income on the face of the financial statements. For public entities, the amendments in this ASU are effective for years, and interim periods within those years, beginning after December 15, 2011. The amendments in this update should be applied retrospectively. Because the Company currently presents comprehensive income within the consolidated statements of changes of equity and therefore, it is expected this ASU adoption would change the presentation of comprehensive income in the Company’s consolidated financial statements. The adoption of its guidance is not expected to have a material impact on the Company’s consolidated financial statements.

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

In December 2011, the FASB issued an update regarding disclosure about offsetting assets and liabilities: The amendments in this update are intended to enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with applicable accounting guidance, or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with applicable accounting guidance. This information is intended to enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this update is not expected to have a significant effect on the Company’s consolidated financial statements.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Recently Issued Accounting Pronouncements - continued

In April 2014, the FASB issued ASU 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360)—Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may “early adopt” the guidance for new disposals. The Company does not expect ASU 2014-08 to have a significant impact on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” which clarifies and improves the principles for recognizing revenue and develops a common revenue standard for United States generally accepted accounting principles (U.S. GAAP) and International Financial Reporting Standards (IFRS) that among other things, improves comparability of revenue recognition practices and provides more useful information to users of financial statements through improved disclosure requirements. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company does not expect ASU 2014-09 to have a significant impact on its revenue recognition.

In June 2014, the FASB issued ASU 2014-12, “Compensation—Stock Compensation (Topic 718)” which provides explicit guidance on the treatment of awards with performance targets that could be achieved after the requisite service period. The amendments in ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The Company does not expect that the adoption will have a material impact on its consolidated financial statements.

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

3.	DISPOSAL OF AN AFFILIATE

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands, for cash consideration of Rmb600,000 or approximately US$95,330. The Company is subject to the PRC EIT on the taxable gain arising from the disposal of HZ (notes 6 and 9) at a statutory rate of 10%. As such, the Company is required to pay an income tax of Rmb79,485 on the disposal of HZ. According to the disposal agreement, CZ Tire Holdings Limited bore the difference of the tax payment in excess of Rmb40,000 or approximately US$6,355.

The proceeds, net of expenses, were fully settled on November 28, 2011.

A loss on disposal of Rmb364,480 was recognized which was the difference between the consideration and the net book value of HZ’s consolidated net assets at the date of disposal summarized in the table below:

Rmb’000
Current assets	8,859,419
Non-current assets	6,393,798
Current liabilities	8,953,480
Non-current liabilities	2,101,789

Total equity, excluding non-controlling interests	3,832,622

Company’s net equity interest	26%
Investments in equity method affiliates	996,345

Net consideration received	(592,380)
Income tax payment borne by CZ Tire Holdings Limited	(39,485)

Loss on disposal	364,480

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

4.	NOTES RECEIVABLE AND OTHER RECEIVABLES

a)	The notes, carrying interest at commercial rates, were unsecured and receivable from an unrelated party. During 2009, the Company instructed the debtor to fully settle the notes receivable by directly paying off the Company’s other payables.

b)	Other receivables mainly as of December 31, 2011 represented a short-term advance to an independent third party company which was unsecured, non-interest bearing and had no fixed repayment terms. The amount was settled in full in December 2013.

5.	INVESTMENTS

	2010	2011	2011
	Rmb	Rmb	US$
Trading securities:
Equity securities listed in Hong Kong	38,846	16,557	2,631
Equity securities listed in Singapore	15,975	9,077	1,442

Total	54,821	25,634	4,073

Available-for-sale securities:
Equity securities listed in Hong Kong	31,511	14,213	2,258

	2010	2011	2011
	Rmb	Rmb	US$
Trading securities:
Adjusted cost	117,600	110,667	17,583
Unrealized gains	16,016	876	139
Unrealized losses	(78,795)	(85,909)	(13,649)

Total at fair value	54,821	25,634	4,073

Available-for-sale securities:
Cost	97,872	65,142	10,350
Impairment recognized in earnings	(71,511)	(50,929)	(8,092)

Adjusted amortized cost	26,361	14,213	2,258
Unrealized gains	5,150	—	—
Unrealized losses	—	—	—

Total at fair value	31,511	14,213	2,258

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

5.	INVESTMENTS - continued

As of December 31, 2011, the Company considers the declines in market value of one of its marketable securities in its investment portfolio to be other than temporary in nature and considers this investment other-than-temporarily impaired. Fair values were determined using closing prices of each individual security in the investment portfolio. When evaluating an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s cost basis. During 2009, 2010 and 2011, the Company recognized impairment charges of Nil, Rmb6,015 and Rmb2,281, respectively.

6.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES

	2010	2011	2011
	Rmb	Rmb	US$
Investments in equity method affiliates	838,500	—	—
Advances to equity method affiliates	7,735	—	—

Total	846,235	—	—
Less: Allowance for advances to equity method affiliate	(7,601)	—	—

	838,634	—	—

As of December 31, 2010, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands (note 3).

The advances to the affiliate were interest free and the Group would not demand repayment within one year from the respective balance sheet date and the amount was therefore considered non-current.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

6.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES - continued

Summarized financial information of HZ:

2010
Rmb’000
Current assets	6,087,063
Non-current assets	5,709,195
Current liabilities	6,840,021
Non-current liabilities	1,395,616

Total equity, excluding non-controlling interests	3,226,040

Company’s share of net assets of HZ	838,634

	2010	2011*	2011*
	Rmb’000	Rmb’000	US$’000
Revenues	20,258,466	23,959,478	3,806,778

Net income and comprehensive income attributable to shareholders of HZ	731,411	606,582	96,376

Company’s share of net income of HZ	190,167	157,711	25,058

* Up to the date of disposal.

7.	CONVERTIBLE NOTE RECEIVABLE

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

The subscription of the Convertible Notes by the Company was completed on June 8, 2006 which resulted in a payment by its then intermediate holding company, GDI, on behalf of the Company, of Rmb205,049, with the remainder of Rmb104,071 being offset by an advance previously made to Rosedale.

The Company exercised certain of its conversion rights in the principal amount of HK$158,000 (equivalent to approximately Rmb148,916) and HK$79,000 (equivalent to approximately Rmb74,458) in June 2007 and July 2007, respectively, under the terms of the Convertible Notes. No Convertible Notes were converted during the years ended December 31, 2009, 2010 and 2011.

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

In accordance with Derivative and Hedging Topic of the FASB Accounting Standards Codification Topic 815 (“ASC 815”), the conversion option element of the Convertible Notes represents an embedded derivative instrument which must be accounted for separately from the Convertible Notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The debt element of the Convertible Notes was also measured at fair value initially and subsequently at amortized cost with an effective interest rate of 6.5%. The fair value of the conversion option was estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2009 and 2010, was a gain of Rmb72 and a loss of Rmb185 which have been recognized in the consolidated statements of operations for 2009 and 2010, respectively. No changes in fair value of conversion option were recognized in the consolidated statement of operations for 2011.

The assumptions adopted for the valuation of the conversion option as of December 31, 2010 under the Black-Scholes model are as follows:

	December 31, 2010
Risk-free interest rate (by reference to the yield of Hong Kong Exchange Fund Bills & Notes)		0.30%
Expected volatility (estimated by the average annualized standard deviations of the continuously compounded rates of return on the Company’s share prices)		37.98%
Expected life (in years)		0.43
Expected dividend yield (per annum)		0%
Share price of Rosedale as of December 31, 2010	HK$	0.470
Fair Value:
Conversion feature (Rmb)		—

Convertible note receivable consists of:

2010
Rmb
Debt element	51,764
Embedded derivative instrument	—

51,764

On June 7, 2011, the maturity date of the Convertible Notes, Convertible Notes in the amount of HK$63,000 remained outstanding. All such Convertible Notes, together with accrued interest of HK$10,800, totaled Rmb59,778, were subsequently fully settled (note 8).

As of December 31, 2011, the Company held a total of 7.40% equity interest of Rosedale, of which 43,325,554 shares and 5,334,860 shares were recorded as available-for-sale securities and trading securities respectively.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

8.	DEPOSIT PAID FOR ACQUISITION OF INVESTMENTS

a)	On April 15, 2008, Wealth Faith, a direct, wholly owned subsidiary, entered into a Memorandum of Understanding (“MOU”) with a third party for the acquisition of a 10% equity ownership interest in Always Rich Resources Inc. (“Always Rich”), an unrelated investment holding company. Always Rich indirectly holds a partial interest in a property under development and a parcel of land situated in Guangzhou, the PRC.

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

b)	On June 1, 2011, the Company, through Wealth Faith, entered into a Memorandum of Understanding under which Wealth Faith will acquire an equity interest from a third party in an investment holding company with the intention of jointly operating a golf and hotel complex in the PRC. Under the Memorandum of Understanding, refundable deposits amounting to HK$154,800 or Rmb127,278 have been paid to the third party. The deposits were funded by the settlement of the Convertible Notes of Rosedale and accrued interest that totaled HK$73,800 or Rmb59,778 (note 7) and a refund of deposits paid for acquisition of a property investment company of Rmb67,500 (see (a) above).

On September 28, 2012, the Company entered into a definitive investment agreement (the “Agreement”) with a third party vendor. The Agreement provides for the purchase by Wealth Faith Limited of 40% of the equity interest in Million Cube Limited (“Million Cube”), a company incorporated in BVI from the third party vendor at a consideration of HK$200,000 or approximately US$25,600. The Company, through Wealth Faith, has previously deposited HK$154,800 or Rmb127,278 in earnest money with the third party vendor, which will be applied toward the purchase price. According to the Agreement, the earnest money is refundable in full, without interest, within one month from the date of the receipt of a written notice from the Company should the Company is not satisfied. At the date of these financial statements, this transaction is not yet completed. The closing of the transaction is subject to, among other things, the Company and Wealth Faith Limited satisfactorily completing due diligence and the receipt of all necessary governmental and other consents. The parties to the transaction anticipate that the transaction will close sometime in the fourth quarter of 2014.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

8.	DEPOSIT PAID FOR ACQUISITION OF INVESTMENTS - continued

(b)	(Continued)

Business of Million Cube

Effective on May 31, 2012, Million Cube acquired from ITC Properties Group Limited, a company incorporated in Bermuda and listed on the HKSE (“ITC Properties”), effectively a 45% equity interest of Paragon Winner Company Limited (“Paragon”). Paragon was incorporated in the BVI and engages in the development and operation of a hotel and golf resort, ie Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, PRC. ITC Properties retained effectively a 55% equity interest in Paragon and accounted for Paragon as its jointly controlled entity, and reduced to 36.5% in February 2014 and to 11% in April 2014. According to the 2014 annual report of ITC Properties, ITC held a 30% equity interest in ITC Properties as of the latest date (ie June 25, 2014) and the chairman of ITC Properties is also the chairman and a director of Rosedale (note 14).

9.	INCOME TAXES

The components of profit (loss) from operations before income taxes and equity in earnings of equity method affiliates are as follows:

	Year ended December 31,
	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$
The PRC	—	—	(371,980)	(59,102)
All other jurisdictions	17,346	(6,944)	(29,275)	(4,651)

	17,346	(6,944)	(401,255)	(63,753)

Income taxes expense consists of:

	Year ended December 31,
	2009	2010	2011	2011
	Rmb	Rmb	Rmb	US$
Current	—	(3,823)	15,640	2,485
Deferred	25,512	19,017	15,771	2,506

	25,512	15,194	31,411	4,991

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

The deferred tax liability of Rmb48,074 and Nil as of December 31, 2010 and 2011, respectively, has been recognized on the undistributed earnings of the Company’s affiliate in the PRC at a rate of 10%. In an announcement formally made on February 22, 2008, the PRC authorities clarified the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not be subject to withholding tax. Consequently, the deferred tax liability on the undistributed earnings of the Company’s PRC affiliate at December 31, 2007 of Rmb19,324 was written off during the year ended December 31, 2008.

The Company is subject to the PRC EIT on the taxable gain arising from the disposal of HZ (notes 3 and 6) at a statutory rate of 10%. As such, the Company is required to pay an income tax of Rmb79,485 on the disposal of HZ, and a provision of Rmb15,640 was charged as current income tax expenses for the year ended December 31, 2011.

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

The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2010 and 2011, there is no interest and penalties related to uncertain tax positions.

The tax positions for the years 2004 to 2011 may be subject to examination by the Hong Kong tax authorities.

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

9.	INCOME TAXES - continued

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2010	2011	2011
	Rmb	Rmb	US$
Current deferred tax asset:
Tax losses	7,183	12,441	1,977
Valuation allowances	(7,183)	(12,441)	(1,977)

	—	—	—

Non-current deferred tax liability:
Withholding income tax on dividend	(48,074)	—	—

Movement in valuation allowance:

	2010	2011	2011
	Rmb	Rmb	US$
At the beginning of the year	6,679	7,183	1,141
Current year movement	504	5,258	836

At the end of the year	7,183	12,441	1,977

The Group has total tax operating loss carry forwards of RMB43,534 and RMB75,400 as of December 31, 2010 and 2011, respectively, which is available for offset against future profits that may be carried forward indefinitely. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2009	2010	2011
Profits tax rate in Hong Kong	16.5%	16.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	(16.2%)	(17.4%)	(13.8%)
Effect on withholding income tax on dividends	9.4%	10.4%	(6.5%)
Tax on disposal of HZ	—	—	(6.4%)
Change in valuation allowance	(0.3%)	0.9%	(2.7%)
Change in estimate	—	(2.1%)	—

Effective tax rate	9.4%	8.3%	(12.9%)

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

In September 2006, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock with a par value of US$0.01 each pursuant to the by-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as of December 31, 2010 and 2011.

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

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2011:

	Quoted prices In Active Market for Identical Assets (Level 1) Rmb	Significant Other Observable Inputs (Level 2) Rmb	Significant Unobservable Inputs (Level 3) Rmb	Balance as of December 31, 2010 Rmb
Current Assets:
Trading securities
- Equity securities listed in Hong Kong	38,846	—	—	38,846
- Equity securities listed in Singapore	15,975	—	—	15,975

	54,821	—	—	54,821

Available-for-sale securities
- Equity securities listed in Hong Kong	31,511	—	—	31,511

Total	86,332	—	—	86,332

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

	Quoted prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
	Rmb	Rmb	Rmb	Rmb	US$
Current Assets:
Trading securities
- Equity securities listed in Hong Kong	16,557	—	—	16,557	2,631
- Equity securities listed in Singapore	9,077	—	—	9,077	1,442

	25,634	—	—	25,634	4,073

Available-for-sale securities
- Equity securities listed in Hong Kong	14,213	—	—	14,213	2,258

Total	39,847	—	—	39,847	6,331

The Company entered into a subscription agreement with Rosedale in relation to the subscription of the Convertible Notes (note 7). The fair value of the conversion option was estimated using the Black-Scholes option pricing model and recorded as derivative instruments in the consolidated balance sheets. Since significant observable inputs such as risk free rates, volatility and dividend yield are used in the valuation model, the conversion option was considered a level 2 item in the fair value hierarchy.

12.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2010, the Company has outstanding capital commitments for acquisition of an investment amounting to approximately Rmb75,000 (note 8). There were no outstanding capital commitments as of December 31, 2011.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

13.	DISTRIBUTION OF PROFIT

(a)	Dividends

Dividends from the PRC entities will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2010, the Company’s affiliates in the PRC had accumulated profits of Rmb2,379,278, as reported in their statutory financial statements. The Company had no affiliates as of December 31, 2011.

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2009, 2010 and 2011.

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

Included in the accumulated deficit of the Company as of December 31, 2010 and 2011 was non-distributable reserves of Rmb2,171 and Nil, respectively.

14.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

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

14.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - continued

Other than those disclosed elsewhere in the consolidated financial statements, the Company had the following related party balances:

(a)	During the year ended December 31, 2011, the Company wrote off long outstanding balances from related parties of Rmb744. There were no such write off during the years ended December 31, 2009 and 2010.

(b)	Due from/to Related Parties

	2010		2011	2011
	Rmb		Rmb	US$
Due from:
CSH[1] and its subsidiaries	95		90	14
GDI and its subsidiaries (“GDI Group”)	2		2	1
Hanny and its subsidiaries (except GDI Group) (note 1)	1,217		1,207	192
Rosedale[1] and its subsidiaries (note 6)	22,779	[3]	13,399	2,129

	24,093		14,698	2,336

Due to:
CSH[1] and its subsidiaries	382		295	47
GDI and its subsidiaries	1,737		1,737	276
Hanny and its subsidiaries (except GDI Group) (note 1)	90,835		70,641	11,224
Rosedale[1] and its subsidiaries (note 6)	258		—	—
Paul Y. Finance Limited[2]	544		—	—

	93,756		72,673	11,547

[1]	Ms Eva Chan Ling is the deputy chairman and a director of the Company. She is also an executive director of CSH and the managing director of Rosedale, an equity method affiliate of the Company until June 30, 2007 and accounted for as investments of the Company thereafter.
[2]	Paul Y. Finance Limited is a subsidiary of PYI Corporation Limited, an affiliate of ITC and a company listed on the HKSE.
3.	Included in the amount was accrued interest of RMB8,665 on the Convertible Notes (note 7). On June 7, 2011, the maturity date of the Convertible Notes, Convertible Notes in the amount of HK$63,000 remained outstanding. All such Convertible Notes, together with accrued interest of HK$10,800, totaled Rmb59,778, were subsequently fully settled (note 8).

As of December 31, 2010 and 2011, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

15.	AMOUNTS DUE TO SECURITIES BROKERS

As of December 31, 2010 and 2011, the amounts due to securities brokers were bearing interest at 7.25% to 11.25% per annum, repayable on demand, and secured by trading and available-for-sale securities (note 17).

16.	STAFF RETIREMENT PLANS

All of the Chinese employees of the PRC entities are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 12% to 20% of average monthly salaries for the years ended December 31, 2009 and 2010 and eleven months ended November 30, 2011.

17.	PLEDGE OF ASSETS

As of December 31, 2010 and 2011, trading and available-for-sale securities amounting to Rmb84,304 and Rmb38,172 (US$6,065) are collateralized to secure the security trading margin facilities of the Company.

18.	SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were issued, and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements other than those disclosed elsewhere in the consolidated financial statements.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company’s Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

4(a)1	Contract dated November 21, 2011 between CZ Tire Holdings Limited and the Company for the sale of the Company’s ownership interest in Hangzhou Zhongce Rubber Company Limited (incorporated by reference to Exhibit 4(a)1 to the Company’s Form 20-F for the fiscal year ended December 31, 2010)

4(a)2	Contract dated September 28, 2012 between Fortuneasy Limited and Wealth Faith Limited, a wholly owned subsidiary of the Company, for the purchase of shares of Million Cube Limited by Wealth Faith Limited (incorporated by reference to Exhibit 4(a)2 to the Company’s Form 20-F for the fiscal year ended December 31, 2010)

8	Subsidiaries of the Company

12(1)	Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12(2)	Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13(1)	Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13(2)	Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14(1)	Code of Ethics for Chief Executive and Senior Financial Officers

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

China Enterprises Limited (Registrant)

/s/ Ken Lau
KEN LAU
Chief Financial Officer

Date: October 29, 2014

EXHIBITS INDEX

Exhibit Number	Description

1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company’s Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

4(a)1	Contract dated November 21, 2011 between CZ Tire Holdings Limited and the Company for the sale of the Company’s ownership interest in Hangzhou Zhongce Rubber Company Limited (incorporated by reference to Exhibit 4(a)1 to the Company’s Form 20-F for the fiscal year ended December 31, 2010)

4(a)2	Contract dated September 28, 2012 between Fortuneasy Limited and Wealth Faith Limited, a wholly owned subsidiary of the Company, for the purchase of shares of Million Cube Limited by Wealth Faith Limited (incorporated by reference to Exhibit 4(a)2 to the Company’s Form 20-F for the fiscal year ended December 31, 2010)

8	Subsidiaries of the Company

12(1)	Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12(2)	Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13(1)	Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13(2)	Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14(1)	Code of Ethics for Chief Executive and Senior Financial Officers