Form 20-F
period 2012-12-31
CHINA ENTERPRISES LTD
filed 2015-03-24
CIK 908256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2012 contains certain forward-looking statements within the meaning of Section 21E of the Securities Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

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

EXCHANGE RATE INFORMATION

Unless otherwise specified, all references in this document to “U.S. Dollars”, “Dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of the People’s Republic of China, or the “PRC” or “China”; and all references to “HK$” are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region, or “Hong Kong”. Where made for the convenience of the reader, conversions of amounts from Renminbi to U.S. Dollars have been made in this document at US$1.00 to Rmb6.2301, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2012. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See section “Exchange Rate Information” under “Item 3. Key Information” in this Annual Report for more details on the exchange rate between Renminbi and US Dollars.

References and statements contained in this document regarding China do not apply to Taiwan or the Republic of China.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012. The Consolidated Statements of Operations Data for each of the three years in the period ended December 31, 2012 and the Consolidated Balance Sheet Data as of December 31, 2011 and 2012 has been derived from the audited consolidated financial statements, or the “Consolidated Financial Statements”, included in Item 17 “Financial Statements” of this Annual Report. The Consolidated Statements of Operations Data for the years ended December 31, 2008 and 2009 and the Consolidated Balance Sheet Data as of December 31, 2008, 2009 and 2010, as set forth below, have been derived from audited consolidated financial statements not included in this Annual Report. The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes.

Selected Consolidated Financial Information of the Company

(Amounts in thousands, except number of shares, their par values and per share data)

	Year ended December 31,
	2008	2009	2010	2011 (b)	2012
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
Consolidated Statements of Operations Data:
Revenues	—	—	—	—	—	—
Loss from operations	(5,770)	(2,819)	(3,316)	(4,186)	(1,708)	(274)
Net (loss) income	(71,441)	246,951	168,029	(274,955)	2,931	470
Basic and diluted (loss) earnings per common share (a)	(7.92)	27.39	18.63	(30.49)	0.33	0.05
Weighted-average number of common share outstanding (a)	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310
Consolidated Balance Sheets Data :
Total assets	677,945	903,905	1,076,077	721,172	701,312	112,569
Shareholders’ equity (Net assets)	458,805	705,411	877,567	597,752	597,135	95,847
Common stock — par value US$0.01 per share	770	770	770	770	770	124

Note:

(a)	The calculation of basic and diluted (loss) earnings per common share from 2008 to 2012 is based on the weighted-average number of shares of common stock outstanding during each of the years ended December 31, 2008 to 2012. The number of shares of common stock outstanding for 2008 to 2012 was 9,017,310. There were no dilutive securities issued by the Company.
(b)	In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce Rubber Co., Ltd or Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company thereafter.

Exchange Rate Information

The Consolidated Financial Statements are published and denominated in Renminbi. Where made for the convenience of the reader, conversion of amounts from Renminbi to U.S. Dollars has been made in this document at US$1.00 to Rmb6.2301, the noon buying rate certified by the Federal Reserve Bank of New York on December 31, 2012. For the purpose of this Annual Report, the latest practicable date with respect to share and certain exchange rate information is February 27, 2015. As of February 27, 2015, the noon buying rate certified by the Federal Reserve Bank of New York was US$1.00 to Rmb6.2695. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

The following table sets forth the average unified exchange rates for each of the years ended December 31, 2008, 2009, 2010, 2011 and 2012:

	Year Ended December 31,
	2008	2009	2010	2011	2012
(Rmb equivalent of US$1.00)	Rmb	Rmb	Rmb	Rmb	Rmb
At unified exchange rate
- average rate calculated by using the average of the exchange rates on the last day of each month during each period.	6.93	6.83	6.76	6.45	6.31

The following table sets forth the high and low exchange rates for each month during the previous six months:

	At Unified Exchange Rate
(Rmb equivalent of US$1.00)	High	Low
February 28, 2015	6.27	6.24
January 31, 2015	6.28	6.20
December 31, 2014	6.23	6.15
November 30, 2014	6.16	6.11
October 31, 2014	6.15	6.11
September 30, 2014	6.15	6.13

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

Risks Related to Our Business

AS A RESULT OF CHANGES IN THE COMPANY’S ASSETS AND SOURCES OF INCOME, THE COMPANY MAY BE AN INVESTMENT COMPANY FOR PURPOSES OF THE UNITED STATES INVESTMENT COMPANY ACT OF 1940

While the Company believes that in the past, through its subsidiaries and affiliates, it has actively engaged in operating businesses and did not meet the definition of an investment company for purposes of the United States Investment Company Act of 1940, or the 1940 Act, depending on the composition and valuation of the Company’s assets and the sources of the Company’s income from time to time, including after the consummation of the transactions in 2012 to 2014 described in Item 4.A., History and Development of the Company, the Company may fall within the technical definition of the term “investment company” for purposes of the 1940 Act. The Company is not registered, nor is it eligible to register under the 1940 Act. As a result, if the Company is deemed to be an investment company under the 1940 Act, the Company’s operations and results may be negatively impacted, including among other possible effects, so long as the Company is an investment company, it would neither be able to raise capital through the offer and sale of its securities in the United States nor to conduct business in the United States. The Company may be unable to continue operating as it currently does and might need to acquire or sell assets that it would not otherwise acquire or sell in order to avoid continuing to be deemed an “investment company” as defined under the 1940 Act.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT ITS BUSINESS STRATEGY, IN WHICH CASE ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WOULD SUFFER

During the past few years, the Company diversified outside of tire manufacturing. In addition, the Company has disposed of certain operations that it deemed to be underperforming. During 2003, the Company reduced its interest in Hangzhou Zhongce from a majority to a minority position (from 51% interest to 26% interest). During 2007, following the purchase and disposal of certain shares of Rosedale, the interest of Rosedale held by the Company was diluted and was accounted for as trading securities of the Company thereafter. While a key part of the Company’s business strategy is to expand through acquiring new businesses and business lines and the Company has been actively seeking new opportunities, its results have been driven almost entirely by its affiliate Hangzhou Zhongce (which has been accounted for as an equity method affiliate in the preparation of the Company’s financial statements). In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company. In addition, all of the subsidiaries of the Company were inactive during fiscal years 2011 and 2012.

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

Although as of December 31, 2012, the Company had a strong cash position, the Company may experience difficulty in funding acquisitions, investments or expansion. The Company may fund any such activities through bank loans or other debt financing and could incur an increase in debt or other liabilities in connection with any acquisitions, strategic investments or other expansions.

FUTURE ACQUISITIONS OR STRATEGIC INVESTMENTS MAY NOT BE SUCCESSFUL AND MAY HARM OUR OPERATING RESULTS

Selective acquisitions or strategic investments form a large part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire or invest in other companies, ventures or businesses. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management. Potential problems encountered by each organization during mergers and acquisitions would be unique, posing additional risks to the company. Future acquisitions or investments would expose us to potential risks, including risks associated with the assimilation of new operations, and could have a material adverse effect on our business and financial results because of possible charges for purchased technology, restructuring or impairment charges related to goodwill or amortization expenses associated with intangible assets; potential increases in our expenses and working capital requirements and the incurrence of debt and contingent liabilities; diversion or our capital and management’s attention to other business concerns; risks of entering markets or geographic areas in which we have limited prior experience; or potential loss of key employees of acquired organizations or inability to hire key employees necessary for expansion.

DIVERSIFICATION MAY RESULT IN LOWERED RESPONSIVENESS TO CYCLICAL CHANGES OF DIFFERENT BUSINESSES

Any diversification of the Company’s businesses, including through any investments in other businesses will result in assets, resources and management being committed or allocated to businesses in different fields. As a result, the Company’s flexibility in responding to seasonal changes or periodic fluctuations in the business cycle in a particular business operation may be limited.

CHANGES IN COMPOSITION OF THE COMPANY’S ASSETS LIKELY RESULTED IN THE COMPANY BEING DEEMED A “PASSIVE FOREIGN INVESTMENT COMPANY” WHICH COULD HAVE A NEGATIVE IMPACT ON U.S. HOLDERS

U.S. investors in the Company’s common stock should be aware that the Company believes it would be classified as a PFIC during the tax year ended December 31, 2012, and based on current business plans and financial expectations, the Company believes that it may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of the Company’s common stock, or any so-called “excess distribution” received on such common stock, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to such common stock. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that the Company did not satisfy record keeping requirements that apply to a qualified electing fund for its tax year ended December 31, 2012 and there can be no assurance that the Company will in the future satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders are required to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Company common stock. This paragraph is qualified in its entirety by the discussion below under the heading “Taxation—Certain Material United States Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common stock.

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

As a result of the Company’s traditional business focus on the Greater China Region, the Company’s business and its financial and operating results may be affected by significant political, economic, social and cultural developments in the region. A substantial portion of the Company’s investment opportunities, major businesses of which are located in China. These businesses are dependent in large part on the performance of the Chinese economy and Chinese government policy. As a result, the future financial condition and results of operations of the Company could be adversely affected by slowdowns in the Chinese economy, Chinese macroeconomic policies that de-emphasize the development of industries that utilize products or services of the Company or other governmental policies, including changes in laws, regulations or the interpretation thereof; confiscatory taxation; restrictions on currency conversion, imports or sources of supplies; or the expropriation or nationalization of private enterprises. Any measures or actions taken by the Chinese government to control industries that utilize products or services of the Company could restrict their business operations and adversely affect the financial positions of the Company.

Although the Company believes that the economic reforms and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect on economic development in China and that the Company will continue to benefit from these policies and measures, there is no assurance that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting China’s political, economic and social life.

In addition, the Company’s financial results are significantly dependent on the economy in the region. The economy of the Greater China Region differs significantly from the economies of the United States and Western Europe in such respects as structure, level of development, growth rate, capital reinvestment, resource allocation, self-sufficiency, rate of inflation and balance of payments position, among others. Furthermore, the recent global economic downturn has had a significant impact on the region’s economic growth as it is primarily an export-oriented economy. Future adverse economic factors or changes in the policies of the Chinese government could have a material adverse effect on the overall economic growth of China. These developments could adversely affect the financial condition, results of operations and business of the Company by reducing the demand for the products and services of the Company.

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

While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant fluctuation of the Renminbi against the U.S. dollar and other currencies.

NATURAL DISASTERS IN THE GREATER CHINA REGION COULD CAUSE SIGNIFICANT DAMAGE TO THE COMPANY’S BUSINESS AND FINANCIAL RESULTS

The Company’s investment opportunities are primarily located in the PRC. During the past several years, the PRC has experienced natural disasters, including floods, fires and earthquakes. A disaster could cause significant damage to the facilities of potential investees, which may not be adequately covered by insurance proceeds and could materially and adversely impact the business of the Company. The disaster relief and assistance in the PRC is not well developed and there can be no assurance that adequate government assistance would be available in the absence of sufficient insurance coverage.

OUR RESULTS COULD BE HARMED IF WE HAVE TO COMPLY WITH NEW ENVIRONMENTAL REGULATIONS

The operations of the Company could create environmentally sensitive waste depending on the nature of the operations of potential investees. The general issue of the disposal of hazardous waste has received increasing attention from Chinese national and local governments and foreign governments and agencies and has been subject to increasing regulation. Currently, relevant Chinese environmental protection laws and regulations impose fines on the discharge of waste materials and empower certain environmental authorities to close any facility that causes serious environmental problems. Although it has not been alleged by Chinese government officials that the Company have violated any current environmental regulations, there is no assurance that the Chinese government will not amend its current environmental protection laws and regulations. Our financial results could be materially and adversely affected if the Company was to increase expenditures to comply with environmental regulations affecting the operations of potential investees.

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

YOU MAY HAVE DIFFICULTY ENFORCING JUDGMENTS AGAINST US.

We are a Bermuda holding company and all of our assets are located outside of the United States. Most of our current business is conducted in Hong Kong and in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors whom are not residents in the United States.

OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S AUDIT DOCUMENTATION RELATED TO THEIR AUDIT REPORTS INCLUDED IN THIS ANNUAL REPORT MAY BE LOCATED IN THE PEOPLE’S REPUBLIC OF CHINA. THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD CURRENTLY CANNOT INSPECT AUDIT DOCUMENTATION LOCATED IN CHINA AND, AS SUCH, YOU MAY BE DEPRIVED OF THE BENEFITS OF SUCH INSPECTION

Our independent registered public accounting firms that issue the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the applicable laws of the United States and professional standards. Because the audit documentation relating to our audits are located in the People’s Republic of China, a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities, such auditors, like other independent registered public accounting firms operating in China, are not currently inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

In April 2008, the Company entered into a Memorandum of Understanding to acquire a certain equity interest in a property investment company for consideration of Rmb150 million. A refundable deposit of Rmb75 million was paid to the third party vendor pursuant to the Memorandum of Understanding during the year ended December 31, 2008 and recorded as a deposit paid for the acquisition of investments for the years ended December 31, 2008 and 2009. The Memorandum of Understanding lapsed in June 2011. The deposit of Rmb67.5 million was refunded to the Company and the remaining Rmb7.5 million was charged as an administrative charge in the year ended December 31, 2011.

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

In its Report on Form 6-K filed with the Securities and Exchange Committee on October 4, 2012, the Company reported that its wholly owned subsidiary, Wealth Faith Limited, or Wealth Faith had entered into a definitive agreement with Fortuneasy Limited, or Fortuneasy. The agreement provides for the purchase by Wealth Faith of 40% of the shares of Million Cube Limited, or Million Cube from Fortuneasy. The total purchase price for the shares being acquired by Wealth Faith is HK$200 million or approximately US$25.6 million. The Company, through Wealth Faith, previously deposited HK$154.8 million or approximately Rmb127.3 million in earnest money with Fortuneasy, which will be applied toward the purchase price. As provided in the agreement, Million Cube has acquired 45% of the issued share capital and corresponding shareholder loans of Paragon Winner Company Limited, or Paragon. Paragon was formed to invest in a joint venture that has developed the Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, People’s Republic of China and that is seeking to develop a related hotel and resort complex at such resort. The closing of the transaction is subject to, among other things, the Company and Wealth Faith satisfactorily completing due diligence and the receipt of all necessary governmental and other consents. The parties to the transaction anticipate that the transaction will close sometime in the first quarter of 2015.

Following the closing of the transaction and pursuant to the Agreement, the Company will have the right to appoint one director to Million Cube’s board of directors, in order to exercise influence over the financial and operating decisions of the golf resort business. The Company has continued to seek new strategic investment opportunities in the PRC, including Hong Kong. Apart from the golf resort business, the Company is also looking at other potential investments and has a long term goal to build a platform of value-added and productive businesses under the strategic direction of the Company whereby it can exercise significant influence over the financial and operating decisions of its investees, and then have a degree of responsibility for the return on its investments.

The Company is a holding company and had interests in a number of subsidiaries as of December 31, 2012. The principal interests of the Company were as follows:

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

B. BUSINESS OVERVIEW

The financial results of the Company in fiscal years 2010 and 2011 were dependent on its equity share of the results from Hangzhou Zhongce, which the Company disposed of in November 2011, as discussed above. All of the subsidiaries of the Company were inactive during fiscal years 2011 and 2012. The Company is actively seeking new investment opportunities.

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

In 2002, the Company diversified into the travel business through an investment in Rosedale. However, following the disposal of a significant portion of its equity interest during fiscal year 2007, the Company’s equity interest in Rosedale decreased to 12.77% and was subsequently reclassified as trading securities of the Company. As of December 31, 2012, the equity interest had further decreased to 7.40%.

C. ORGANIZATIONAL STRUCTURE

As of December 31, 2012, the principal subsidiaries of the Company were:

	Country of		Company’s Ownership Interest
Consolidated Subsidiary	Incorporation	Principal Activities	Directly	Indirectly
Cosmos Regent Ltd	BVI	Investment holding	100%	—
Cyber Generation Limited	BVI	Investment holding	100%	—
Great Windfall Agents Limited	BVI	Investment holding	100%	—
Million Good Limited	BVI	Investment holding	100%	—
Orion Tire Corporation	USA	Investment holding	60%	—
Orion (B.V.I.) Tire Corporation	BVI	Investment holding	60%	—
Supreme Solution Limited	BVI	Investment holding	100%	—
Ventures Kingdom Limited	BVI	Investment holding	100%	—
Wealth Faith Limited	BVI	Investment holding	100%	—
Whole Good Limited	BVI	Investment holding	100%	—

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

The Company did not incur any principal capital expenditures, investment and divestitures over the last three years ended December 31, 2012.

ITEM 5.	Operating and Financial Review and Prospects

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including “expect,” “anticipate,” “believe,” “seek,” “estimate,” “intends,” “should” or “may.” Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3 Key Information — “Risk Factors.” This section should be read along with our Consolidated Financial Statements included as Item 17 of this Report, including the accompanying notes, that are included in this Annual Report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been presented and prepared in accordance with U.S. GAAP. The forward-looking statements in this Item 5 are not guarantees of future performance. They involve both risk and uncertainty. Several important factors could cause our actual results to differ materially from those anticipated by these statements. Many of those factors are macroeconomic in nature and are, therefore, beyond the control of our management. Please see the “Risk Factors” in this Annual Report for more details.

A. OPERATING RESULTS

Overview

After disposal of all of its interest in the tire business in 2011 discussed above in “History and Development of the Company,” the Company is still actively looking for new investments. The PRC market continues to be the focus of world industry, and the Company is confident in the PRC market and continues to explore appropriate investment projects to expand its business network in the PRC.

Critical Accounting Policies

The preparation of our financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2 — “Summary of Significant Accounting Policies” to the Consolidated Financial Statements included in “Item 17 — Financial Statements” of this Annual Report.

Accounting Estimates

The accounting estimates inherent in the preparation of the consolidated financial statements of the Company mainly include estimates associated with respect to collectability of receivables, impairment of deposits paid for acquisition of investments and available-for-sale securities and valuation allowances of deferred tax assets. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, as well as current and expected economic conditions. Additionally, the Company constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate.

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

Results of Operations: Fiscal year ended December 31, 2012 compared with fiscal year ended December 31, 2011

The Company

For 2012, the Company recorded consolidated net income of Rmb2.9 million, or Rmb0.33 per share. By comparison, the net loss and the loss per share in 2011 was Rmb275.0 million and Rmb30.49, respectively. The significant loss in fiscal year 2011 was primarily due to the loss on disposal of the Company’s 26% interest in Hangzhou Zhongce of Rmb364.5 million.

The Rmb1.7 million loss from operating activities represented the administrative expenses incurred for the year ended December 31, 2012. General and administrative expenses were comprised of expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2011 were Rmb4.2 million. Higher legal and professional fees were incurred in 2011 on the disposal of Hangzhou Zhongce.

Apart from the general and administrative expenses of Rmb1.7 million, components of net profit of Rmb2.9 million for the year ended December 31, 2012 were interest income of Rmb0.2 million, realized gain recognized on disposal of securities of Rmb1.3 million and unrealized gain recognized on trading securities of Rmb4.5 million, offset by interest expenses of Rmb0.9 million and an exchange loss of Rmb0.5 million.

Loss before income tax and equity in earnings from affiliates was Rmb401.3 million for the year ended December 31, 2011. Apart from the general and administrative expenses of Rmb4.2 million, losses before income tax and equity in earnings from affiliates for the year ended December 31, 2011 were mainly comprised of loss on the disposal of the interest in Hangzhou Zhongce of Rmb364.5 million, net unrealized loss on investments of Rmb27.1 million, an administrative charge on investment of Rmb7.5 million, an impairment loss recognized on available-for-sale investments of Rmb2.3 million and interest expenses of Rmb2.2 million, offset by net realized gains recognized on investments of Rmb4.4 million and interest income of Rmb1.5 million. In April 2008, we entered into a Memorandum of Understanding to acquire certain equity interest in a property investment company for consideration of Rmb150 million. A refundable deposit of Rmb75 million was paid to the third party vendor pursuant to the Memorandum of Understanding during the year ended December 31, 2008. The Memorandum of Understanding lapsed in June 2011. The deposit of Rmb67.5 million was refunded to us and the remaining Rmb7.5 million was charged as administrative charges in the year ended December 31, 2011. The net loss for fiscal year 2011, apart from the loss before income tax and equity in earnings from affiliates of Rmb401.3 million, consisted mainly of the Company’s share of net profit of Hangzhou Zhongce of Rmb157.7 million and income tax expense of Rmb31.4 million.

Results of Operations: Fiscal year ended December 31, 2011 compared with fiscal year ended December 31, 2010

The Company

For 2011, the Company recorded a consolidated net loss of Rmb275.0 million, or Rmb30.49 per share. By comparison, the net profit and the net profit per share in 2010 was Rmb168.0 million and Rmb18.63, respectively. Loss before income tax and equity in earnings from affiliates for the year ended December 31, 2011 increased to Rmb401.3 million compared to a loss of Rmb6.9 million in 2010. The significant loss in fiscal year 2011 was primarily due to the loss on disposal of the Company’s 26% interest in Hangzhou Zhongce of Rmb364.5 million.

The Rmb4.2 million loss from operating activities represented the administrative expenses incurred for the year ended December 31, 2011. General and administrative expenses were comprised of expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2011 amounted to Rmb4.2 million, an increase of Rmb0.9 million, compared to Rmb3.3 million in 2010. The increase in our administrative expenses during fiscal year 2011 is in line with the increase in certain legal and professional costs and administrative costs incurred on the disposal of our equity interest in Hangzhou Zhongce.

Apart from the general and administrative expenses of Rmb4.2 million, losses before income tax and equity in earnings from affiliates for the year ended December 31, 2011 were mainly comprised of loss on the disposal of the interest in Hangzhou Zhongce of Rmb364.5 million, net unrealized loss on investments of Rmb27.1 million, an administrative charge on investment of Rmb7.5 million, an impairment loss recognized on available-for-sale investments of Rmb2.3 million and interest expenses of Rmb2.2 million, offset by net realized gains recognized on investments of Rmb4.4 million and interest income of Rmb1.5 million. In April 2008, we entered into a Memorandum of Understanding to acquire certain equity interest in a property investment company for consideration of Rmb150 million. A refundable deposit of Rmb75 million was paid to the third party vendor pursuant to the Memorandum of Understanding during the year ended December 31, 2008. The Memorandum of Understanding lapsed in June 2011. The deposit of Rmb67.5 million was refunded to us and the remaining Rmb7.5 million was charged as administrative charges in the year ended December 31, 2011. Loss before income tax and equity in earnings from affiliates was Rmb6.9 million for the year ended December 31, 2010. The significant deterioration in financial performance in 2011 was primarily due to the loss on disposal of our equity interest in Hangzhou Zhongce of Rmb364.5 million incurred in the fiscal year.

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

Impact of Tax Regulations

For the impact of tax regulations on the Company, see Note 8 to the Consolidated Financial Statements of the Company included in “Item 17. Financial Statements”.

B. LIQUIDITY AND CAPITAL RESOURCES

For 2012, cash for financing the operations of the Company was principally obtained through the disposal of trading securities. During 2011 and 2012, the Company still saw a continuation of challenging financial and economic conditions. Although some signs of improvement have started to emerge, the performance of key economies remains uncertain.

The Company’s working capital, calculated as current assets less current liabilities, remained at a similar level in 2012 and 2011, A positive working capital of Rmb455.7 million as of December 31, 2012 was compared to Rmb456.3 million as of December 31, 2011.

Over the last few years, cash flow for financing the operations of the Company was primarily obtained from the disposal of trading securities. As at December 31, 2012, the Company still held approximately Rmb39.9 million of marketable securities. In 2012, the net cash used in operating activities was approximately Rmb4.8 million compared to Rmb47.2 million in 2011. The operating cash outflows were mainly caused by cash used for general and administrative expense and changes in operating assets and liabilities. The net cash provided by investing activities and used in financing activities in 2012 was approximately Rmb4.8 million and Rmb1.7 million, respectively, compared with Rmb588.1 million provided by investing activities and Rmb16.9 million used in financing activities in 2011. The investing cash inflows were mainly related to advances from related and unrelated parties, investments in and proceeds from trading securities and changes in payables to securities brokers. The financing cash flows were mainly related to changes in amounts due to related parties.

Other than (i) the settlement of Convertible Notes receivable of Rosedale and accrued interest as described in Item 7 of this Form 20-F, (ii) the investment agreement as described in Item 4 of this Form 20-F; and (iii) the disposal of the Company’s interest in Hangzhou Zhongce as described in Item 4 of this Form 20-F, no transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Company have been entered into during 2012. In management’s opinion, the Company has sufficient cash and cash equivalents, notes receivable and trading securities to support its working capital for its present requirements.

For the years ended December 31, 2011 and 2012, the Company had no expenditures for property, plant and equipment.

Cash and cash equivalents of the Company decreased to Rmb517.6 million at December 31, 2012 from approximately Rmb523.6 million at December 31, 2011 of which Rmb517.5 million (approximately US$83.1 million) were U.S. dollar deposits included in cash and cash equivalents.

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

D. TREND INFORMATION

Following the disposal of its interest in Hangzhou Zhongce in November 2011, the Company continues to position itself as a conglomerate investor in China and anticipates that it will maintain its conservative and cautious investment posture in the coming year and to continue its efforts to explore new investment opportunities.

E. OFF-BALANCE SHEET ARRANGEMENTS

For the year of 2012, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Additionally, the Company had not undertaken any guarantees as of December 31, 2012.

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

As of December 31, 2011 and 2012, the Company did not have any contractual obligations and commercial commitments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position	Since
Allan Yap	59	Chairman, Chief Executive Officer and Director	2001(1)
Eva Chan Ling	49	Deputy Chairman and Director	2004(2)
Dorothy Law	45	Director	2000
Richard Whittall	56	Independent Director and Audit Committee Member	2000
Lien Kait Long	66	Director	1999
Sin Chi Fai	55	Independent Director and Audit Committee Member	2010(3)
Jimmy Chow Chun Man (resigned on May 15, 2014)	45	Chief Financial Officer	2003
Ken Lau (appointed on May 15, 2014)	43	Chief Financial Officer	2014

(1)	Dr. Allan Yap is the chairman of Hanny and Rosedale Hotel Holdings Limited (“Rosedale”), both are publicly listed companies in Hong Kong. He served as an executive director of China Strategic Holdings Limited (“CSH”), a publicly listed company in Hong Kong, until his resignation on June 16, 2006.
(2)	Ms. Eva Chan Ling is the managing director of Rosedale. She served as an executive director of CSH until her resignation on June 1, 2014.
(3)	Mr. Sin Chi Fai is an independent non-executive director of Hanny and Rosedale. He was also an independent non-executive director, a member of the audit committee and a member of the remuneration committee of CSH until his resignation on October 30, 2007.

There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above. None of the directors or executive officers was elected or appointed pursuant to an arrangement or understanding with any third party.

Biographies of Directors and Senior Management

Dr. Allan Yap, age 59, is the chairman, chief executive officer and a director of the Company. He holds an honorary degree of Doctor of Laws and has over 30 years’ experience in finance, investment and banking. Dr. Yap is the chairman of Hanny and Rosedale, and an alternate director of Television Broadcasts Limited, both are publicly listed companies in Hong Kong. He is also the chairman and chief executive officer of Burcon NutraScience Corporation, a company whose shares are listed on the Toronto Stock Exchange in Canada, NASDAQ Stock Exchange in the United States and the Frankfurt Stock Exchange in Germany. Dr. Yap is an executive chairman of Hanwell Holdings Limited (formerly known as PSC Corporation Limited) and Tat Seng Packaging Group Limited, both are publicly listed companies in Singapore. He was also the chairman of MRI Holdings Limited, which had been deregistered on February 28, 2015. Dr. Yap had been an executive chairman of Intraco Limited, a public listed company in Singapore, and resigned on December 6, 2012. He had also been an executive director of China Strategic Holdings Limited, Big Media Group Limited (now known as Neo Telemedia Limited) and See Corporation Limited, all are publicly listed companies in Hong Kong, and resigned on June 16, 2006, July 20, 2009 and June 13, 2011, respectively. Dr. Yap was appointed as the chairman and chief executive officer of the Company on December 1, 2004.

Ms. Chan Ling, Eva, age 49, is a deputy chairman and a director of the Company. She has over 25 years’ experience in auditing, accounting and finance in both international accounting firms and listed companies. Ms. Chan is a member of the Chartered Accountants in Australia and New Zealand, a fellow member of the Association of Chartered Certified Accountants and also a practicing member of the Hong Kong Institute of Certified Public Accountants. Effective from June 1, 2009, Ms. Chan is the managing director of Rosedale. She was also a director of MRI Holdings Limited. She had been an executive director of China Strategic Holdings Limited, and an independent non-executive director of each of Well Way Group Limited (formerly known as Trasy Gold Ex Limited) and Wonson International Holdings Limited (now known as China Ocean Shipbuilding Industry Group Limited), both are publicly listed companies in Hong Kong, and resigned on June 1, 2014, and June 23, 2014 and August 13, 2008 respectively. Ms. Chan was appointed as deputy chairman of the Company on December 1, 2004.

Ms. Dorothy Law, age 45, is a director of the Company. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and she has also been admitted as a Solicitor of the High Court of Hong Kong (non-practicing). Ms. Law is Senior Vice President, Legal and Corporate Secretary of Burcon NutraScience Corporation.

Mr. Richard Whittall, age 56, is an independent director and the chairman of the audit committee of the Company. He is a partner in Watershed Capital Partners Inc., an investment banking firm, based in Vancouver, British Columbia, Canada. Mr. Whittall has over 23 years’ experience in investment banking, advising domestic and international companies in the areas of fund raising, mergers, acquisitions, divestitures and strategic business alliances. Mr. Whittall currently serves as a director of a number of public and private companies, including Fortress Paper Ltd, GVIC Communications Corp., Canadian General Investments Limited and Canadian World Fund Limited.

Mr. Lien Kait Long, age 66, is a director of the Company. Mr. Lien holds a bachelor’s degree in commerce and is a fellow member of the Institute of Singapore Chartered Accountants (ISCA) and CPA Australia. He has extensive experience in finance, corporate management and business investment. He has held a number of senior management positions as well as executive directorships in various public and private corporations in Singapore, Hong Kong and China. Mr. Lien currently serves as an independent director on the board of several Singapore and Chinese Companies listed on the Singapore Exchange Securities Trading Limited. He was also a director of MRI Holdings Limited.

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

Mr. Ken Lau, aged 43, was appointed as the Chief Financial Officer of the Company on May 15, 2014. Mr. Lau is a member of CPA Australia and a certificate holder of American Institute of Certified Public Accountants. He has over 15 years of experience in international accounting and financial reporting in multinational corporations.

B. COMPENSATION

For the year ended December 31, 2012, the aggregate amount of compensation paid by the Company and its subsidiaries to the Company’s directors and executive officers, for service in all capacities, was approximately Rmb673,900 (approximately US$108,170). The grant of bonuses is determined at the discretion of the board of directors. No bonuses were paid in the year 2012 or granted with respect to the year 2012.

The following table summarizes the compensation received by our executive and non-executive directors and senior management for the year 2012.

Name	Total Salary (USD)	Total Salary (Rmb)
Executive Director
Allan Yap	20,000	124,600
Eva Chan Ling	20,000	124,600
Non-Executive Director
Dorothy Law	20,000	124,600
Lien Kait Long	20,000	124,600
Richard Whittall	20,000	124,600
Sin Chi Fai	8,170	50,900

No officer or director received any non-cash compensation in 2012.

C. BOARD PRACTICES

The 2014 annual general meeting of the Company will be held on March 30, 2015, the shareholders of the Company will be asked to re-elect all six existing directors and to serve until the next annual general meeting of the Company.

No director of the Company has entered into any service contract nor is entitled to any benefits upon termination of employment with the Company.

The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. During the year 2012 and as of the date of this filing, the audit committee of the Company consisted of Mr. Richard Whittall and Mr. Sin Chi Fai.

D. EMPLOYEES

As of December 31, 2010, 2011 and 2012, the Company had no employees.

E. SHARE OWNERSHIP

As of December 31, 2012, none of the Company’s directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Based on filings on Schedule 13G under the Exchange Act and public announcements/circulars/annual reports of Hanny pursuant to the Listing Rules of HKSE, as of December 31, 2012, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company:

Name of holder	Number of shares held	Percentage of class
Hanny Holdings Limited (1) (2) (3) (4) (5)	2,610,600	28.95%
William F. Harnisch (6)	467,175	5.18%

(1)	On March 26, 2008, Hanny disclosed by way of announcement posted on the website of the HKSE that it would sell to an independent third party its entire issued share capital held in Kamthorn Limited, which held approximately 18.1% equity interest in the issued share capital of the Company. The transaction was completed in May 2008.
(2)	On July 30, 2008, Hanny further disclosed in its annual report 2007-08 that 29.2% interest including the interest as mentioned in (1) above in the issued share capital of the Company was disposed of subsequent to its financial year ended March 31, 2008.
(3)	The 2,610,600 shares that Hanny beneficially owned during the fiscal year 2009 included 610,600 shares held by its indirect, non-wholly owned subsidiary, which represented an effective equity interest of 3.88% in the issued share capital of the Company.
(4)	On December 7, 2010, Hanny disclosed by way of announcement posted on the website of the HKSE that its indirect wholly-owned subsidiary had conditionally agreed to purchase 610,600 shares of the Company from its indirect, non-wholly owned subsidiary (that is, the number of shares as mentioned in note (3) above). Hanny further disclosed in its annual report 2010-2011 that the transaction was completed on December 30, 2010. Hanny’s effective equity interest in the Company therefore increased to 28.95%.
(5)	On July 30, 2013, Hanny disclosed in its annual report 2012-2013 that it held an equity interest of 28.95% in the issued share capital of the Company as at March 31, 2012 and 2013. On July 30, 2014, Hanny also disclosed in its annual report 2013-2014 that it held an equity interest of 28.95% in the issued share capital of the Company as at March 31, 2013 and 2014.
(6)	(a) According to Amendment No. 6 to a report on Schedule 13G/A dated February 14, 2012, the 469,875 shares beneficially owned by William F. Harnisch as of December 31, 2011, consisting of (A) 79,800 shares beneficially owned individually by Mr. Harnisch; and (B) (i) 218,775 shares beneficially owned by Grenadier Fund; (ii) 116,100 shares beneficially owned by Triumph Fund II L.P.; (iii) 52,500 shares beneficially owned by Peconic Partners International Fund Ltd.; and (iv) 2,700 shares beneficially owned by Triumph Fund III L.P., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above-mentioned clients.

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

(c) According to Amendment No. 8 to a report on Schedule 13G/A dated February 13, 2014, the 467,175 shares beneficially owned by William F. Harnisch as of December 31, 2013, representing 5.18% equity interest in the Company, consisting of (A) 79,800 shares beneficially owned individually by Mr. Harnisch; and (B)(i) 218,775 shares beneficially owned by Grenadier Fund; (ii) 116,100 shares beneficially owned by Triumph Fund II L.P.; (iii) 52,500 shares beneficially owned by Peconic Partners International Fund Ltd., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above-mentioned clients.

(d) According to Amendment No. 9 to a report on Schedule 13G/A dated February 9, 2015, the 467,175 shares beneficially owned by William F. Harnisch as of December 31, 2014, representing 5.18% equity interest in the Company, consisting of (A) 79,800 shares beneficially owned individually by Mr. Harnisch; and (B)(i) 218,775 shares beneficially owned by Grenadier Fund; (ii) 116,100 shares beneficially owned by Triumph Fund II L.P.; (iii) 52,500 shares beneficially owned by Peconic Partners International Fund Ltd., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above-mentioned clients.

According to the shareholders list provided to the Company by its transfer agent, there were 51 shareholders (representing all issued common stock of 9,017,310 shares) of record of the Company’s common stock as of February 28, 2015.

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

Other Related Party Transactions

The Company entered into the following related party transactions:

	2011	2012	2012
	Rmb’000	Rmb’000	USD’000
Due from:
CSH and its subsidiaries	90	90	14
GDI and its subsidiaries (“GDI Group”)	2	2	1
Hanny and its subsidiaries (except GDI Group)	1, 207	1,327	213
Rosedale and its subsidiaries	13,399	—	—

	14,698	1,419	228

Due to:
CSH and its subsidiaries	295	295	47
GDI and its subsidiaries	1,737	—	—
Hanny and its subsidiaries (except GDI Group)	70,641	70,117	11,255

	72,673	72,412	11,302

As of December 31, 2011 and 2012, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the Consolidated Financial Statements to the Company included in “Item 17. Financial Statements” of this Annual Report.

Dividend Policy

On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2010, 2011 and 2012, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will depend on the Company’s results of operations and financial condition, and other factors deemed relevant by its board of directors.

Since the Company is a holding company, its ability to pay dividends depends substantially on its receipt of distributions from its subsidiaries. Applicable Chinese laws and regulations require that, before a Sino-foreign equity joint venture enterprise (such as each PRC subsidiary) distributes profits to investors, it must: (1) satisfy all tax liabilities; (2) provide for losses in previous years; and (3) make allocations, in proportions determined at the sole discretion of the board of directors, to a general reserve fund and an enterprise expansion fund. During 2010, 2011 and 2012, no distribution of dividends was made from any subsidiary to the Company.

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

The following table sets forth, for the periods indicated, the high and low closing sale prices of the common stock as reported by the OTCQB Securities Market from January 1, 2008 to December 31, 2012.

Year Ended	High (US$)	Low (US$)
December 31, 2012	1.75	0.10
December 31, 2011	0.76	0.04
December 31, 2010	0.19	0.01
December 31, 2009	0.50	0.03
December 31, 2008	0.60	0.02

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2012 and each of the most recent periods.

Quarter Ended	High (US$)	Low (US$)
December 31, 2014	0.36	0.15
September 30, 2014	0.40	0.36
June 30, 2014	0.37	0.27
March 31, 2014	0.37	0.31
December 31, 2013	0.50	0.19
September 30, 2013	0.26	0.16
June 30, 2013	0.74	0.26
March 31, 2013	0.80	0.21
December 31, 2012	0.62	0.25
September 30, 2012	1.10	0.10
June 30, 2012	1.11	1.10
March 31, 2012	1.75	0.85
December 31, 2011	0.76	0.10
September 30, 2011	0.40	0.20
June 30, 2011	0.50	0.25
March 31, 2011	0.35	0.04

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

Month Ended	High (US$)	Low (US$)
February 28, 2015	0.20	0.20
January 31, 2015	0.20	0.20
December 31, 2014	0.20	0.20
November 30, 2014	0.20	0.15
October 31, 2014	0.36	0.15
September 30, 2014	0.36	0.36

ITEM 10.	ADDITIONAL INFORMATION

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

On June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at the par value of US$0.01 per share. In September 2006, upon the request of the sole holder of the Supervoting Common Stock and pursuant to the Company’s bylaws, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock, US$0.01 par value. There were no outstanding shares of Supervoting Common Stock as of December 31, 2011 and 2012.

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

Certain Material United States Federal Income Tax Consequences

Taxation of Shareholders

The following is a summary of certain material U.S. federal income tax consequences to U.S. holders (as defined below) relating to the purchase, ownership, and disposition of the Company’s common stock. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, rulings, pronouncements, judicial decisions, and administrative interpretations of the Internal Revenue Service (the “IRS”), in each case as in effect and publicly available on the date hereof, all of which are subject to change and differing interpretation, possibly on a retroactive basis, at any time by legislative, judicial, or administrative action. We cannot assure you that the IRS will not challenge the conclusions stated below or that a court will not find in the IRS’s favor. No legal opinion from U.S. counsel or ruling from the IRS has been (or will be) sought on any of the matters discussed herein nor. The discussion set forth below is limited to U.S. holders who holder the Company’s common stock as a capital asset within the meaning of Section 1221 of the Code.

The following discussion does not purport to be a complete analysis of all the potential U.S. federal income tax effects relating to the purchase, ownership, and disposition of the Company’s common stock. Without limiting the generality of the foregoing, this discussion does not address the effect of any rules applicable to U.S. holders that are subject to special treatment under the U.S. federal income tax laws, including, without limitation: traders and dealers in securities or currencies; insurance companies; financial institutions, banks, and thrifts; regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, and holders of interests in such entities; tax-exempt entities; U.S. persons whose functional currency is not the U.S. dollar; U.S. expatriates; persons who hold the Company’s common stock as part of a straddle, hedge, conversion transaction, or other risk reduction or integrated investment transaction; persons subject to the alternative minimum tax; holders of securities that elect to use a mark-to-market method of accounting for their securities holdings; individual retirement accounts, qualified pension plans, other retirement plans, and tax-deferred accounts; and pass-through entities, including partnerships and Subchapter S corporations, and beneficial owners of interests in such passthrough entities. Finally, this discussion does not address the effect of any: U.S. state or local tax laws, U.S. federal tax laws other than U.S. federal income tax laws, or foreign tax laws.

The following discussion of certain material U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding, and disposing of the Company’s common stock, including the consequences of any proposed change in applicable laws.

U.S. Holder

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of the Company’s common stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation or other entity taxable for U.S. federal income tax purposes as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if a valid election is in effect under applicable Treasury regulations to treat the trust as a U.S. person.

Passive Foreign Investment Company

The Company generally will be a PFIC if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. If the Company is a PFIC, in addition to the rules discussed below, U.S. Holders generally may be required to file certain information returns with the IRS. The PFIC rules are extremely complex, and U.S. Holders should consult their own U.S. tax advisors concerning the application of the PFIC rules.

The Company believes it was classified as a PFIC during the tax year ended December 31, 2012, and based on current business plans and financial expectations, the Company believes that it may be a PFIC in subsequent tax years. The determination of whether any foreign corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such year and, as a result, cannot be predicted with certainty as of the date of this document.

In any year in which the Company is classified as a PFIC, U.S. Holders are required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. holder of the acquisition, ownership, and disposition of the Company’s common stock will depend on whether such U.S. holder makes an election to treat the Company as a “qualified electing fund” under Section 1295 of the Code (a “QEF Election”), A U.S. holder that does not make a QEF Election will be referred to in this summary as a “Non-Electing U.S. holder.”

A Non-Electing U.S. holder will be subject to the rules of Section 1291 of the Code with respect to any gain on the disposition of the Company’s common stock and any “excess” distribution paid on the Company’s common stock.

Under Section 1291 of the Code, any gain recognized on the sale or other disposition of the Company’s common stock, and any excess distribution paid on such common stock, must be ratably allocated to each day in a Non-Electing U.S. holder’s holding period for such common stock. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. holder’s holding period will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. holder’s holding period for the Company’s common stock will be treated as ordinary income in the current year (but will not qualify for the preferential dividend rate previously discussed), and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. holder holds the Company’s common stock, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common stock were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. holder that makes a QEF Election will be subject to U.S. federal income tax annually on such U.S. holder’s pro rata share of (a) “net capital gain” of the Company, which will be taxed as capital gain to such U.S. holder, and (b) the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. holder, regardless of whether such amounts are actually distributed to such U.S. holder by the Company. A U.S. holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. In addition, a U.S. holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of the Company’s common stock, as long as the U.S. holder always had a QEF election in effect.

Each U.S. holder should consult its own U.S. tax advisors regarding the advisability of, and procedure for making, a QEF Election. However, U.S. holders should be aware that the Company did not satisfy record keeping requirements that apply to a qualified electing fund for its tax year ended December 31, 2012 and there can be no assurance that the Company will in future satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. holders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to the Company’s common stock.

Distributions on the Company’s Common Stock

Generally, and subject to the discussion above concerning PFICs, a U.S. holder that receives a distribution, including a constructive distribution, with respect to the Company’s common stock will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company (as determined under U.S. tax principles). To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. holder’s tax basis in the Company’s common stock and, (b) thereafter, as gain from the sale or exchange of such common stock. (See more detailed discussion at “Disposition of the Company’s Common Stock” below.) However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. holder should therefore assume that any distribution by the Company with respect to the Company’s common stock will constitute ordinary dividend income. Dividends received on the Company’s common stock generally will not be eligible for the “dividends received deduction” or eligible for the preferential tax rates applicable to long-term capital gains for dividends received by individuals.

Disposition of the Company’s Common Stock

Subject to the discussion of the PFIC rules, above, a U.S. holder will recognize gain or loss on the sale or other taxable disposition of the Company’s common stock in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. holder’s adjusted basis in the Company’s common stock sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Company’s common stock is held for more than one year.

Although preferential tax rates currently apply to long-term capital gains of a U.S. holder that is an individual, estate, or trust, such preferential tax rates are not available if the Company is a PFIC, unless a “qualified electing fund” (“QEF”) election is timely made, as described above. Deductions for capital losses and net capital losses are subject to limitations.

Foreign Tax Credit

A U.S. holder who pays (whether directly or through withholding) foreign income tax with respect to the Company’s common stock may be entitled, at the election of such U.S. holder, to receive either a deduction or a credit for such foreign income tax paid. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. holder during such year.

The foreign tax credit is subject to complex limitations, including the general limitation that the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s “foreign source” taxable income bears to such U.S. holder’s worldwide taxable income. Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. holder generally should be treated as U.S. source for this purpose.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. holder in foreign currency, or on the sale, exchange or other taxable disposition of the Company’s common stock, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Unearned Medicare Income Tax

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property other than property held in a trade or business.

Information Reporting; Backup Withholding Tax

The Foreign Account Tax Compliance Act (“FATCA”) generally requires that individuals that hold certain specified foreign financial assets in excess of $50,000 report such ownership to the IRS using IRS Form 8938. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. holders may be subject to these reporting requirements unless their Company common stock is held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial.

Payments of dividends made on, and proceeds arising from certain sales or other taxable dispositions of, the Company’s common stock generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. holder (a) fails to furnish such U.S. holder’s U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. holder that it is subject to backup withholding tax. U.S. holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. holder furnishes required information to the IRS.

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

Foreign Currency Risk

As our major assets and liabilities are comprised of a mixture of items denominated in Renminbi, U.S. dollars and Hong Kong dollars, our business and operating results may be materially affected in the event of a severe increase or decrease in the value of Renminbi against other currencies. If Renminbi appreciates against U.S. dollars/Hong Kong dollars, our operating expenses and net income may be affected depending upon the then composition of our assets and liabilities.

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

On June 19, 2010, the PBOC released a statement indicating that it would “proceed further with reform of the Renminbi exchange rate regime and increase the Renminbi exchange rate flexibility.” There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the Renminbi’s value against the U.S. dollars. On March 17, 2014, the PBOC announced that the Renminbi exchange rate flexibility increased to 2% in order to proceed further with reform of the Renminbi exchange rate regime. These could result in a further and more significant floatation in the Renminbi’s value against the U.S. dollars.

For more details, see “RISK FACTORS — FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS”.

As of December 31, 2012, the Company had no open forward contracts or option contracts. The Company’s cash and cash equivalents as of December 31, 2012 was Rmb517.6 million of which approximately Rmb517.5 million equivalents (approximately US$83.1 million) were held in U.S. dollar deposits.

Interest Rate Fluctuations

The Company’s interest income is sensitive to change in interest rates. However, the amount of interest income has been immaterial to the Company.

The Company did not have any short-term or long-term debt which bore a floating interest rate as of December 31, 2011 or 2012.

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

Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31,2012, the Company’s disclosure controls and procedures are ineffective as they are not sufficient to ensure that the information that the Company is required to disclose in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. The Company is developing a set of procedures and controls that will allow it to meet such time periods specified in the Securities and Exchange Commission rules and forms and to ensure that information required to be disclosed by it in its reports is accumulated and communicated to its management, including the Issuer’s principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2012.

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

As the Company’s common stock is not currently listed on a U.S. national securities exchange, the Company is not obligated to have an audit committee of the board of directors. The Company has, however, had an Audit Committee for many years and continues to do so. As of December 31, 2012, the Company’s Board of Directors has determined that the two members of the Audit Committee, Mr. Richard Whittall and Mr. Sin Chi Fai, do not qualify as “audit committee financial experts” as defined by Item 401(h) of Regulation S-K adopted pursuant to the Exchange Act. The Company is currently in the process of seeking a qualified financial expert for the audit committee.

ITEM 16B	CODE OF ETHICS

The Company has adopted a Code of Ethics for the Chief Executive and Senior Financial Officers, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 14.1 to this Annual Report on Form 20-F.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for services rendered by our principal external auditors for the periods indicated below:

	2011	2012
	US$’000	US$’000
Audit Fees	328	78
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	328	78

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

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company has not made any repurchases of its equity securities during the period covered by this report.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

No applicable.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See the Index to the Consolidated Financial Statements accompanying this report beginning page F-1.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (“Company”) and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2012 and 2011 and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(l) to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Company on January 1, 2012.

Our audits also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in Note 2(h) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China

February 11, 2015

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2010	2011	2012	2012
	Rmb	Rmb	Rmb	US$
Operating activities
General and administrative expenses	(3,316)	(4,186)	(1,708)	(274)
Non-operating income (expenses):
Interest income	3,379	1,471	164	26
Interest expense	(3,299)	(2,239)	(916)	(147)
Investment income	5,989	—	—	—
Net realized (loss) gain recognized on investments	(1,287)	4,393	1,330	213
Unrealized gain (loss) on trading securities still held at the balance sheet date	(3,555)	(27,063)	4,541	729
Change in fair value of conversion option (note 6)	(185)	—	—	—
Impairment loss recognized on available-for-sale securities	(6,015)	(2,281)	—	—
Loss on disposal of an affiliate (note 3)	—	(364,480)	—	—
Administrative charges on investment (note 7)	—	(7,500)	—	—
Others (note 13(a))	—	744	10	2
Exchange gain (loss)	1,345	(114)	(490)	(79)

Profit (loss) before income tax and equity in earnings of equity method affiliates	(6,944)	(401,255)	2,931	470
Income tax expense (note 8)	(15,194)	(31,411)	—	—
Equity in earnings of equity method affiliates (note 3)	190,167	157,711	—	—

Net income (loss)	168,029	(274,955)	2,931	470

Other comprehensive income, net of tax
Foreign currency translation adjustment	(1,023)	119	(3,548)	(569)
Available-for-sale investment securities:
Change in unrealized losses	(865)	(2,281)	—	—
Impairment loss	6,015	2,281	—	—
Less: reclassification adjustment for gains recorded in net income	—	(4,979)	—	—

Net change	4,127	(4,860)	(3,548)	(569)

Total comprehensive income	172,156	(279,815)	(617)	(99)

Earnings (loss) per common share
Basic and diluted	18.63	(30.49)	0.33	0.05

Weighted average number of shares used in the calculation of earnings (loss) per common share
Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2011	2012	2012
	Rmb	Rmb	US$
ASSETS
Current assets:
Cash and cash equivalents	523,594	517,551	83,073
Prepaid expenses and other current assets	284	154	25
Other receivables (note 4)	15,465	15,001	2,408
Due from related parties (note 13)	14,698	1,419	228
Trading securities (note 5)	25,634	25,795	4,140

Total current assets	579,675	559,920	89,874
Deposits paid for acquisition of investments (note 7)	127,278	127,278	20,430
Available-for-sale securities (note 5)	14,213	14,108	2,264
Other assets	6	6	1

Total assets	721,172	701,312	112,569

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to related parties (note 13)	72,673	70,412	11,302
Payables to securities brokers (note 14)	19,776	4,943	793
Other payables	204	290	47
Accrued liabilities	5,285	3,179	510
Other taxes payable	2,753	2,753	442
Income taxes payable	22,729	22,600	3,628

Total current liabilities	123,420	104,177	16,722

Total liabilities	123,420	104,177	16,722

Commitments and contingencies (note 11)
Shareholders’ equity:
Common stock - par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding at December 31, 2011 and December 31, 2012)(note 9)	770	770	124
Additional paid-in capital	1,000,958	1,000,958	160,665
Accumulated other comprehensive losses	(16,445)	(19,993)	(3,209)
Accumulated deficit	(387,531)	(384,600)	(61,733)

Total shareholders’ equity	597,752	597,135	95,847

Total liabilities and shareholders’ equity	721,172	701,312	112,569

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except number of shares)

	Supervoting common stock	Common stock	Supervoting common stock	Common stock	Additional paid-in capital	Accumulated other compre- hensive (losses) income	Accumulated deficit	Total
	Number	Number	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2010	—	9,017,310	—	770	1,000,958	(15,712)	(280,605)	705,411
Net income	—	—	—	—	—	—	168,029	168,029
Foreign currency translation adjustment	—	—	—	—	—	(1,023)	—	(1,023)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(865)	—	(865)
Impairment loss on available-for-sale securities	—	—	—	—	—	6,015	—	6,015

Balance at December 31, 2010	—	9,017,310	—	770	1,000,958	(11,585)	(112,576)	877,567
Net loss	—	—	—	—	—	—	(274,955)	(274,955)
Foreign currency translation adjustment	—	—	—	—	—	119	—	119
Reclassification adjustments relating to available-for-sale investments disposed of during the year	—	—	—	—	—	(4,979)	—	(4,979)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(2,281)	—	(2,281)
Impairment loss on available-for-sale securities	—	—	—	—	—	2,281	—	2,281

Balance at December 31, 2011	—	9,017,310	—	770	1,000,958	(16,445)	(387,531)	597,752
Net income	—	—	—	—	—	—	2,931	2,931
Foreign currency translation adjustment	—	—	—	—	—	(3,548)	—	(3,548)

Balance at December 31, 2012	—	9,017,310	—	770	1,000,958	(19,993)	(384,600)	597,135

Balance at December 31, 2012 (in US$)			—	124	160,665	(3,209)	(61,733)	95,847

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2010	2011	2012	2012
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income (loss)	168,029	(274,955)	2,931	470
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Net realized loss (gain) recognized on investments	1,287	(4,393)	(1,330)	(213)
Unrealized (gain) loss on trading securities still held at the balance sheet date	3,555	27,063	(4,541)	(729)
Impairment loss on available-for-sale securities	6,015	2,281	—	—
Loss on disposal of an affiliate	—	364,480	—	—
Administrative charges on investment	—	7,500	—	—
Others	—	(744)	—	—
Change in fair value of conversion option	185	—	—	—
Equity in earnings of equity method affiliates	(190,167)	(157,711)	—	—
Amortization of discount on subscription of convertible note receivable	(3,379)	(1,471)	—	—
Interest income collected on convertible note	1,097	458	—	—
Deferred tax	19,017	15,771	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	804	(123)	130	21
Other payables	(429)	(463)	86	14
Accrued liabilities	1,292	(530)	(2,106)	(338)
Income taxes payable	—	(24,360)	—	—

Net cash provided by (used in) operating activities	7,306	(47,197)	(4,830)	(775)

Cash flows from investing activities:
(Advances to) repayment from an unrelated party	—	(15,465)	234	38
Decrease in due from related parties	6,155	1,595	13,260	2,128
Purchases of trading securities	(165)	(3)	(4,787)	(768)
Proceeds from trading securities	3,215	693	10,946	1,757
Decrease in payables to securities brokers	(4,879)	(4,185)	(14,833)	(2,381)
Proceeds from available-for-sale securities	—	13,118	—	—
Proceeds from disposal of an affiliate (note 3)	—	592,380	—	—

Net cash provided by investing activities	4,326	588,133	4,820	774

Cash flows used in financing activities:
Changes in due to related parties	(13,282)	(16,932)	(1,736)	(279)

Net cash (used in) provided by financing activities	(13,282)	(16,932)	(1,736)	(279)

Effect of exchange rate change	1,508	(497)	(4,297)	(690)

Net increase (decrease) in cash and cash equivalents	(142)	523,507	(6,043)	(970)
Cash and cash equivalents, beginning of year	229	87	523,594	84,043

Cash and cash equivalents, end of year	87	523,594	517,551	83,073

Supplemental schedule of cash flow information:
Income taxes paid (note 3)	—	40,000	—	—
Interest paid	3,299	2,239	916	147

Non-cash investing and financing activities:
Deposits paid for new investment through settlement of Convertible Notes and accrued interest, refund of investment deposit and settlement of amount due to a related party (note 7)	—	127,278	—	—
Income tax on disposal of HZ borne by an independent party (note 3)	—	39,485	—	—

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

China Strategic Holdings Limited (“CSH”), a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny Holdings Limited (“Hanny”), a public company listed on the HKSE. In June 2006, Hanny acquired a controlling interest in GDI and became the parent company. On December 8, 2006, Hanny became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and, as a result, ITC became the ultimate parent company. On May 18, 2007, Hanny ceased to be a subsidiary of ITC and Hanny became the ultimate parent company until 2008 when Hanny reduced its equity interest in the Company. Following the completion of the distribution of its Hanny shares to its shareholders in November 2010, ITC’s interests in Hanny dropped from 42% to 0.1%. As of December 31, 2012, Hanny held a 28.95% equity interest in the Company. There have been no further changes in the Company’s ownership status.

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

Based in Hong Kong, the Company has historically been engaged in tire manufacturing, trading and related businesses, and actively participated in the management of China-based companies in a variety of industries for strategic operating purposes.

As of January 1, 2010, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands (note 3).

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

After disposal of all of its interest in the tire business in 2011, the Company is actively seeking new investment opportunities, including entering into an agreement through its wholly owned subsidiary to purchase a 40% equity interest in Million Cube Limited (“Million Cube”) in 2012. Million Cube has acquired a 45% equity interest and corresponding shareholder loans of Paragon Winner Company Limited (“Paragon”). Paragon was formed to invest in a joint venture that is developing a golf course, hotel and resort complex at Sanya City in the PRC.

The closing of this transaction is subject to the receipt of all necessary governmental and other consents, and is expected to be completed in the first quarter of 2015. Following the closing of the transaction and pursuant to the Agreement, the Company will have the right to appoint one director to Million Cube’s board of directors, in order to exercise influence over the financial and operating decisions of the golf resort business.

The Company has continued to seek new strategic investment opportunities in the PRC, including Hong Kong. Apart from the golf resort business, the Company is also looking at other potential investments and has a long term goal to build a platform of value-added and productive businesses under the strategic direction of the Company whereby it can exercise significant influence over the financial and operating decisions of its investees, and then have a degree of responsibility for the return on its investments.

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

During the years ended December 31, 2010 and 2011, Rmb6,015 and Rmb2,281 of losses previously classified in other comprehensive gain or losses were reclassified into earnings to recognize an other-than-temporary decline in fair value. No such other-than-temporary decline in fair value was recognized during the year ended December 31, 2012.

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

The translation of Renminbi amounts into US$ amounts are included solely for the convenience of readers and have been made at US$1.00 = Rmb6.2301, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2012. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

(i)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common shares during fiscal 2010, 2011 and 2012.

(j)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, impairment of deposits paid for acquisition of investments and available-for-sale securities, and valuation allowances for deferred tax assets.

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

The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, advances to affiliates and amounts due from related parties. The Company has reviewed the credit worthiness and financial position of its related parties for credit risks associated with amounts due from them. These entities have good credit standing and the Company does not expect to incur significant losses for uncollected advances from these entities.

(l)	Comprehensive Income

Comprehensive income represents changes in equity resulting from transactions and other events and circumstances from non-owner sources. Comprehensive income consists of net income (loss) and the foreign exchange differences arising from translation to the reporting currency and unrealized gains and losses on available-for-sale securities.

The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Company on January 1, 2012.

(m)	Recently Issued Accounting Pronouncements

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Recently Issued Accounting Pronouncements - continued

In June 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2013-08, “Financial Services—Investment Companies (Topic 946)—Amendments to the Scope, Measurement, and Disclosure Requirements”. The amendments in this update affect the scope, measurement, and disclosure requirements for investment companies under U.S. GAAP. The amendments: (1) change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company, and provide comprehensive guidance for assessing whether an entity is an investment company; (2) require an investment company to measure non-controlling ownership interests in other investment companies at fair value rather than using the equity method of accounting; and (3) require the following additional disclosures: (a) the fact that the entity is an investment company and is applying the guidance in Topic 946, (b) information about changes, if any, in an entity’s status as an investment company, and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees. These amendments are effective for interim and annual reporting periods in fiscal years beginning after December 15, 2013. Early adoption is not permitted. The Company does not expect ASU 2013-08 to have a significant impact on its consolidated financial statements.

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

3.	DISPOSAL OF AN AFFILIATE - continued

A loss on disposal of Rmb364,480 was recognized which was the difference between the consideration and the net book value of HZ’s consolidated net assets at the date of disposal summarized in the table below:

Rmb
Current assets	8,859,419
Non-current assets	6,393,798
Current liabilities	8,953,480
Non-current liabilities	2,101,789

Total equity, excluding non-controlling interests	3,832,622

Company’s net equity interest	26%
Investments in equity method affiliates	996,345

Net consideration received	(592,380)
Income tax payment borne by CZ Tire Holdings Limited	(39,485)

Loss on disposal	364,480

Summarized financial information of HZ:

	2010	2011*
	Rmb	Rmb
Revenues	20,258,466	23,959,478

Net income and comprehensive income attributable to shareholders of HZ	731,411	606,582

Company’s share of net income of HZ	190,167	157,711

*	Up to the date of disposal.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

4.	OTHER RECEIVABLES

Other receivables as of December 31, 2011 and 2012 represented a short-term advance to an independent third party company which was unsecured, non-interest bearing and had no fixed repayment terms. The amount was settled in full in December 2013.

5.	INVESTMENTS

	2011	2012	2012
	Rmb	Rmb	US$
Trading securities:
Adjusted cost	110,667	80,638	12,943
Unrealized gains	876	1,511	242
Unrealized losses	(85,909)	(56,354)	(9,045)

Total at fair value	25,634	25,795	4,140

Equity securities listed in Hong Kong	16,557	12,126	1,946
Equity securities listed in Singapore	9,077	13,669	2,194

Total	25,634	25,795	4,140

Available-for-sale securities:
Equity securities listed in Hong Kong:
Cost	16,494	14,108	2,264
Impairment recognized in earnings	(2,281)	—	—

Adjusted amortized cost	14,213	14,108	2,264

Total at fair value	14,213	14,108	2,264

As of the end of reporting period, the Company considers the declines in market value of one of its marketable securities in its investment portfolio to be other than temporary in nature and considers this investment other-than-temporarily impaired. Fair values were determined using closing prices of each individual security in the investment portfolio. When evaluating an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s cost basis. During 2010, 2011 and 2012, the Company recognized impairment charges of Rmb6,015, Rmb2,281 and Nil, respectively.

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

The subscription of the Convertible Notes by the Company was completed on June 8, 2006.

The Company exercised certain of its conversion rights in the principal amount of HK$158,000 (equivalent to approximately Rmb148,916) and HK$79,000 (equivalent to approximately Rmb74,458) in June 2007 and July 2007, respectively, under the terms of the Convertible Notes. No Convertible Notes were converted during the years ended 2010 and 2011.

In accordance with Derivative and Hedging Topic of the FASB Accounting Standards Codification Topic 815 (“ASC 815”), the conversion option element of the Convertible Notes represents an embedded derivative instrument which must be accounted for separately from the Convertible Notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The debt element of the Convertible Notes was also measured at fair value initially and subsequently at amortized cost with an effective interest rate of 6.5%. The fair value of the conversion option was estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date. The impact of changes in fair value of this conversion option was a loss of Rmb185 which has been recognized in the consolidated statements of operations for 2010. No changes in fair value of conversion option were recognized in the consolidated statement of operations for 2011.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

6.	CONVERTIBLE NOTE RECEIVABLE - continued

On June 7, 2011, the maturity date of the Convertible Notes, Convertible Notes in the amount of HK$63,000 remained outstanding. All such Convertible Notes, together with accrued interest of HK$10,800, totaled Rmb59,778, were later refunded to the Company (note 7).

As of December 31, 2011 and 2012, the Company held a 7.4% equity interest of Rosedale, of which 43,325,554 shares and 5,334,860 shares were recorded as available-for-sale securities and trading securities, respectively.

7.	DEPOSIT PAID FOR ACQUISITION OF INVESTMENTS

a)	On April 15, 2008, Wealth Faith, a direct, wholly owned subsidiary, entered into a Memorandum of Understanding (“MOU”) with a third party for the acquisition of a 10% equity ownership interest in Always Rich Resources Inc. (“Always Rich”), an unrelated investment holding company. Always Rich indirectly holds a partial interest in a property under development and a parcel of land situated in Guangzhou, the PRC.

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

b)	On June 1, 2011, the Company, through Wealth Faith, entered into a Memorandum of Understanding under which Wealth Faith will acquire an equity interest from a third party in an investment holding company with the intention of jointly operating a golf and hotel complex in the PRC. Under the Memorandum of Understanding, refundable deposits amounting to HK$154,800 or Rmb127,278 have been paid to the third party. The deposits were funded by the settlement of the Convertible Notes of Rosedale and accrued interest that totaled HK$73,800 or Rmb59,778 (note 6) and a refund of deposits paid for acquisition of a property investment company of Rmb67,500 (see (a) above).

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

7.	DEPOSIT PAID FOR ACQUISITION OF INVESTMENTS - continued

b)	Continued

On September 28, 2012, the Company entered into a definitive investment agreement (the “Agreement”) with a third party vendor. The Agreement provides for the purchase by Wealth Faith Limited of 40% of the equity interest in Million Cube Limited (“Million Cube”), a company incorporated in the BVI from the third party vendor at a consideration of HK$200,000 or approximately US$25,600.

The Company, through Wealth Faith, has previously deposited HK$154,800 or Rmb127,278 in earnest money with the third party vendor, which will be applied toward the purchase price. According to the Agreement, the earnest money is refundable in full, without interest, within one month from the date of the receipt of a written notice from the Company if the Company is not satisfied with the conditions precedent as stated in the Agreement. At the date of these financial statements, this transaction is not yet completed. The closing of the transaction is subject to, among other things, the Company and Wealth Faith Limited satisfactorily completing due diligence and the receipt of all necessary governmental and other consents. The parties to the transaction anticipate that the transaction will close in the first quarter of 2015. Million Cube is currently held 51% by the third party vendor and 49% by a company listed in Singapore, the chairman of which is Dr Allan Yap, the chairman, chief executive director and a director of the Company.

Business of Million Cube

Effective on May 31, 2012, Million Cube acquired from ITC Properties Group Limited, a company incorporated in Bermuda and listed on the HKSE (“ITC Properties”), a 45% equity interest of Paragon Winner Company Limited (“Paragon”). Paragon was incorporated in the BVI and engages in the development and operation of Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, PRC.

ITC Properties retained a 55% equity interest in Paragon, then reduced its interest to 36.5% in February 2014 and further reduced it to 11% in April 2014. The chairman of ITC Properties was also the chairman and a director of Rosedale (note 13) until December 30, 2014.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

8.	INCOME TAXES

The components of profit (loss) from operations before income taxes and equity in earnings of equity method affiliates are as follows:

	Year ended December 31,
	2010	2011	2012	2012
	Rmb	Rmb	Rmb	US$
The PRC	—	(371,980)	—	—
All other jurisdictions	(6,944)	(29,275)	2,931	470

	(6,944)	(401,255)	2,931	470

Income taxes expense consists of:

	Year ended December 31,
	2010	2011	2012	2012
	Rmb	Rmb	Rmb	US$
Current	(3,823)	15,640	—	—
Deferred	19,017	15,771	—	—

	15,194	31,411	—	—

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

Under the International Business Companies Act of the BVI as currently in effect, a holder of common stock who is not a resident of the BVI is exempt from BVI income tax on dividends paid with respect to the common stock and all holders of common stock are not liable for BVI income tax on gains realized during that year on sale or disposal of such shares; the BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

8.	INCOME TAXES - continued

British Virgin Islands (“BVI”) - continued

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

PRC

The Group’s PRC entities (note 3) were subject to income taxes calculated at tax rates (15% to 25% beginning from January 1, 2008) on the taxable income.

Deferred tax for the years ended December 31, 2010 and 2011 of Rmb19,017 and Rmb15,771 had been recognized on the undistributed earnings of the Company’s affiliate in the PRC at a rate of 10%.

The Company was subject to the PRC EIT on the taxable gain arising from the disposal of HZ (note 3) at a statutory rate of 10%. As such, the Company was required to pay an income tax of Rmb79,485 on the disposal of HZ, A provision of Rmb15,640 was charged as current income tax expense for the year ended December 31, 2011 being the excess of Rmb79,485 over the carrying amount of deferred tax liabilities of Rmb63,845.

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

The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2011 and 2012, there is no interest and penalties related to uncertain tax positions.

The tax positions for the years 2005 to 2012 may be subject to examination by the Hong Kong tax authorities.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

8.	INCOME TAXES - continued

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

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2011	2012	2012
	Rmb	Rmb	US$
Current deferred tax asset:
Tax losses	21,814	21,949	3,523
Valuation allowances	(21,814)	(21,949)	(3,523)

	—	—	—

Movement in valuation allowance:

	2011	2012	2012
	Rmb	Rmb	US$
At the beginning of the year	17,132	21,814	3,501
Current year movement	4,682	135	22

At the end of the year	21,814	21,949	3,523

The Group has total tax operating loss carry forwards of RMB132,211 and RMB133,026 as of December 31, 2011 and 2012, respectively, which are available for offset against future profits that may be carried forward indefinitely. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2010	2011	2012
Profits tax rate in Hong Kong	16.5%	16.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	(17.4%)	(13.8%)	(24.3%)
Effect on withholding income tax on dividends	10.4%	(6.5%)	—
Tax on disposal of HZ	—	(6.4%)	—
Change in valuation allowance	0.9%	(2.7%)	7.8%
Change in estimate	(2.1%)	—	—

Effective tax rate	8.3%	(12.9%)	—

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

9.	CAPITAL STOCK

Share Capital

The Company was incorporated with an initial share capital of 1,200,000 shares of Common Stock with a par value of US$0.01 each which was later reclassified to Supervoting Common Stock. On May 14, 1993, the authorized share capital of the Company was further increased from US$12 to US$700 by the creation of 50,000,000 shares of Common Stock of par value US$0.01 each and 18,800,000 shares of Supervoting Common Stock of par value US$0.01 each. As a result, there are 20,000,000 shares of authorized Supervoting Common Stock. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 shares of Common Stock reclassified to Supervoting Common Stock) were issued to the then ultimate parent company of the Company as consideration for the transfer of two PRC entities to the Company on June 23, 1993.

The Company subsequently redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share and in September 2006, the Company converted the remaining outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock with a par value of US$0.01 each pursuant to the by-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as of December 31, 2011 and 2012.

Capital Stock

Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.

10.	FAIR VALUE MEASUREMENTS

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

10.	FAIR VALUE MEASUREMENTS - continued

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2012:

	Quoted prices In Active Market for Identical Assets (Level 1) Rmb	Significant Other Observable Inputs (Level 2) Rmb	Significant Unobservable Inputs (Level 3) Rmb	Balance as of December 31, 2011 Rmb
Current Assets:
Trading securities
- Equity securities listed in Hong Kong
- Hotel operations	1,750	—	—	1,750
- Gaming, entertainment and tourist-related	7,763	—	—	7,763
- Property development and investment	5,631	—	—	5,631
- Others	1,413	—	—	1,413

	16,557	—	—	16,557

- Equity securities listed in Singapore
- Business management and consultancy, and provision of telecommunications and information technology services (through an associate)	9,077	—	—	9,077

	25,634	—	—	25,634

Available-for-sale securities:
- Equity securities listed in Hong Kong
- Hotel operations	14,213	—	—	14,213

Total	39,847	—	—	39,847

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

10.	FAIR VALUE MEASUREMENTS - continued

	Quoted prices	Significant
	In Active	Other	Significant	Balance
	Market for	Observable	Unobservable	as of
	Identical Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2012
	Rmb	Rmb	Rmb	Rmb	US$
Current Assets:
Trading securities
- Equity securities listed in Hong Kong
- Hotel operations	1,737	—	—	1,737	279
- Gaming, entertainment and tourist-related	2,802	—	—	2,802	450
- Property development and investment	6,475	—	—	6,475	1,039
- Others	1,112	—	—	1,112	178

	12,126	—	—	12,126	1,946

- Equity securities listed in Singapore
- Business management and consultancy, and provision of telecommunications and information technology services (through an associate)	13,669	—	—	13,669	2,194

	25,795	—	—	25,795	4,140

Available-for-sale securities:
- Equity securities listed in Hong Kong
- Hotel operations	14,108	—	—	14,108	2,264

Total	39,903	—	—	39,903	6,404

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

11.	COMMITMENTS AND CONTINGENCIES

There were no outstanding capital commitments as of December 31, 2011 or 2012.

12.	DISTRIBUTION OF PROFIT

(a)	Dividends

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2010, 2011 and 2012.

(b)	Profit appropriation

As of December 31, 2011 and 2012 the Company had no distributable reserves.

13.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

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

Other than those disclosed elsewhere in the consolidated financial statements, the Company had the following related party balances:

(a)	During the year ended December 31, 2011, the Company wrote off long outstanding balances from related parties of Rmb744. There was no such write off during the year ended December 31, 2012.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

13.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS—continued

(b)	Due from/to Related Parties

	2011	2012	2012
	Rmb	Rmb	US$
Due from:
CSH[1] and its subsidiaries	90	90	14
GDI and its subsidiaries (“GDI Group”)	2	2	1
Hanny and its subsidiaries (except GDI Group) (note 1)	1,207	1,327	213
Rosedale[1] and its subsidiaries (note 6)	13,399	—	—

	14,698	1,419	228

Due to:
CSH[1] and its subsidiaries	295	295	47
GDI and its subsidiaries	1,737	—	—
Hanny and its subsidiaries (except GDI Group) (note 1)	70,641	70,117	11,255

	72,673	70,412	11,302

[1]	Ms Eva Chan Ling is the deputy chairman and a director of the Company. She is also an executive director of CSH and the managing director of Rosedale (note 6). Dr. Allan Yap is the chairman, chief executive director and a director of the Company. He is appointed as the chairman of Rosedale with effect from December 30, 2014.

As of December 31, 2011 and 2012, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

14.	PAYABLES TO SECURITIES BROKERS

As of December 31, 2011 and 2012, the payables to securities brokers were bearing interest at 8% to 11.25% per annum, repayable on demand, and secured by trading and available-for-sale securities (note 16).

15.	STAFF RETIREMENT PLANS

All of the Chinese employees of the PRC entities are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 12% to 20% of average monthly salaries for the year ended December 31, 2010 and eleven months ended November 30, 2011. The Company is no longer required to contribute to such retirement plans after the disposal of all its ownership interests in HZ (note 3).

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

16.	PLEDGE OF ASSETS

As of December 31, 2011 and 2012, trading and available-for-sale securities amounting to Rmb38,172 and Rmb38,241 (US$6,138) are collateralized to secure the security trading margin facilities of the Company.

17.	SUBSEQUENT EVENTS

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

Date: March 24, 2015

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