Form 20-F
period 2013-12-31
CHINA ENTERPRISES LTD
filed 2015-03-25
CIK 908256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2013 contains certain forward-looking statements within the meaning of Section 21E of the Securities Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

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

EXCHANGE RATE INFORMATION

Unless otherwise specified, all references in this document to “U.S. Dollars”, “Dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of the People’s Republic of China, or the “PRC” or “China”; and all references to “HK$” are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region, or “Hong Kong”. Where made for the convenience of the reader, conversions of amounts from Renminbi to U.S. Dollars have been made in this document at US$1.00 to Rmb6.0537, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2013. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See section “Exchange Rate Information” under “Item 3. Key Information” in this Annual Report for more details on the exchange rate between Renminbi and US Dollars.

References and statements contained in this document regarding China do not apply to Taiwan or the Republic of China.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013. The Consolidated Statements of Operations Data for each of the three years in the period ended December 31, 2013 and the Consolidated Balance Sheet Data as of December 31, 2012 and 2013 has been derived from the audited consolidated financial statements, or the “Consolidated Financial Statements”, included in Item 17 “Financial Statements” of this Annual Report. The Consolidated Statements of Operations Data for the years ended December 31, 2009 and 2010 and the Consolidated Balance Sheet Data as of December 31, 2009, 2010 and 2011, as set forth below, have been derived from audited consolidated financial statements not included in this Annual Report. The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes.

Selected Consolidated Financial Information of the Company

(Amounts in thousands, except number of shares, their par values and per share data)

	Year ended December 31,
	2009	2010	2011 (b)	2012	2013
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
Consolidated Statements of Operations Data:
Revenues	—	—	—	—	—	—
Loss from operations	(2,819)	(3,316)	(4,186)	(1,708)	(1,762)	(291)
Net (loss) income	246,951	168,029	(274,955)	2,931	9,938	1,642
Basic and diluted (loss) earnings per common share (a)	27.39	18.63	(30.49)	0.33	1.10	0.18
Weighted-average number of common share outstanding (a)	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310
Consolidated Balance Sheets Data :
Total assets	903,905	1,076,077	721,172	701,312	632,879	104,544
Shareholders’ equity (Net assets)	705,411	877,567	597,752	597,135	599,897	99,096
Common stock — par value US$0.01 per share	770	770	770	770	770	127

Note:

(a)	The calculation of basic and diluted (loss) earnings per common share from 2009 to 2013 is based on the weighted-average number of shares of common stock outstanding during each of the years ended December 31, 2009 to 2013. The number of shares of common stock outstanding for 2009 to 2013 was 9,017,310. There were no dilutive securities issued by the Company.
(b)	In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce Rubber Co., Ltd or Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company thereafter.

Exchange Rate Information

The Consolidated Financial Statements are published and denominated in Renminbi. Where made for the convenience of the reader, conversion of amounts from Renminbi to U.S. Dollars has been made in this document at US$1.00 to Rmb6.0537, the noon buying rate certified by the Federal Reserve Bank of New York on December 31, 2013. For the purpose of this Annual Report, the latest practicable date with respect to share and certain exchange rate information is February 27, 2015. As of February 27, 2015, the noon buying rate certified by the Federal Reserve Bank of New York was US$1.00 to Rmb6.2695. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

The following table sets forth the average unified exchange rates for each of the years ended December 31, 2009, 2010, 2011, 2012 and 2013:

	Year Ended December 31,
	2009	2010	2011	2012	2013
(Rmb equivalent of US$1.00)	Rmb	Rmb	Rmb	Rmb	Rmb
At unified exchange rate
- average rate calculated by using the average of the exchange rates on the last day of each month during each period.	6.83	6.76	6.45	6.31	6.14

The following table sets forth the high and low exchange rates for each month during the previous six months:

	At Unified Exchange Rate
(Rmb equivalent of US$1.00)	High	Low
February 28, 2015	6.27	6.24
January 31, 2015	6.28	6.20
December 31, 2014	6.23	6.15
November 30, 2014	6.16	6.11
October 31, 2014	6.15	6.11
September 30, 2014	6.15	6.13

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

During the past few years, the Company diversified outside of tire manufacturing. In addition, the Company has disposed of certain operations that it deemed to be underperforming. During 2003, the Company reduced its interest in Hangzhou Zhongce from a majority to a minority position (from 51% interest to 26% interest). During 2007, following the purchase and disposal of certain shares of Rosedale, the interest of Rosedale held by the Company was diluted and was accounted for as trading securities of the Company thereafter. While a key part of the Company’s business strategy is to expand through acquiring new businesses and business lines and the Company has been actively seeking new opportunities, its results have been driven almost entirely by its affiliate Hangzhou Zhongce (which has been accounted for as an equity method affiliate in the preparation of the Company’s financial statements). In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company. In addition, all of the subsidiaries of the Company were inactive during fiscal years 2012 and 2013.

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

Although as of December 31, 2013, the Company had a strong cash position, the Company may experience difficulty in funding acquisitions, investments or expansion. The Company may fund any such activities through bank loans or other debt financing and could incur an increase in debt or other liabilities in connection with any acquisitions, strategic investments or other expansions

FUTURE ACQUISITIONS OR STRATEGIC INVESTMENTS MAY NOT BE SUCCESSFUL AND MAY HARM OUR OPERATING RESULTS

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

U.S. investors in the Company’s common stock should be aware that the Company believes it would be classified as a PFIC during the tax year ended December 31, 2013, and based on current business plans and financial expectations, the Company believes that it may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of the Company’s common stock, or any so-called “excess distribution” received on such common stock, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to such common stock. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that the Company did not satisfy record keeping requirements that apply to a qualified electing fund for its tax year ended December 31, 2013 and there can be no assurance that the Company will in the future satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders are required to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Company common stock. This paragraph is qualified in its entirety by the discussion below under the heading “Taxation — Certain Material United States Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common stock.

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

In order to realize part of its investment, the Company entered into a contract to sell a 25% interest in its subsidiary Hangzhou Zhongce, a PRC company, on June 15, 2003. As a result, the Company reduced its interest in Hangzhou Zhongce from 51% to 26%. The sale was completed in September 2003 and Hangzhou Zhongce became an equity method affiliate of the Group.

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

The Company is a holding company and had interests in a number of subsidiaries as of December 31, 2013. The principal interests of the Company were as follows:

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

B. BUSINESS OVERVIEW

The financial results of the Company in fiscal year 2011, were dependent on its equity share of the results from Hangzhou Zhongce, which the Company disposed of in November 2011, as discussed above. All of the subsidiaries of the Company were inactive during fiscal years 2012 and 2013. The Company is actively seeking new investment opportunities.

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

In 2002, the Company diversified into the travel business through an investment in Rosedale. However, following the disposal of a significant portion of its equity interest during fiscal year 2007, the Company’s equity interest in Rosedale decreased to 12.77% and was subsequently reclassified as trading securities of the Company. As of December 31, 2013, the equity interest had further decreased to 7.40%.

C. ORGANIZATIONAL STRUCTURE

As of December 31, 2013, the principal subsidiaries of the Company were:

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

The Company did not incur any principal capital expenditures, investment and divestitures over the last three years ended December 31, 2013.

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

Results of Operations: Fiscal year ended December 31, 2013 compared with fiscal year ended December 31, 2012

The Company

For 2013, the Company recorded consolidated net income of Rmb9.9 million, or Rmb1.10 per share. By comparison, the net profit and the earnings per share in 2012 were Rmb2.9 million and Rmb0.33, respectively.

The Rmb1.8 million loss from operating activities represented the administrative expenses incurred for the year ended December 31, 2013. General and administrative expenses were comprised of expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2012 were Rmb1.7 million.

Apart from the general and administrative expenses of Rmb1.8 million, components of net profit of Rmb9.9 million for the year ended December 31, 2013 were interest income of Rmb0.1 million, unrealized gain recognized on trading securities of Rmb12.2 million, offset by interest expense of Rmb0.5 million and an exchange loss of Rmb0.1 million.

Apart from the general and administrative expenses of Rmb1.7 million, components of net profit of Rmb2.9 million for the year ended December 31, 2012 were interest income of Rmb0.2 million, realized gain recognized on disposal of securities of Rmb1.3 million and unrealized gain recognized on trading securities of Rmb4.5 million, offset by interest expense of Rmb0.9 million and an exchange loss of Rmb0.5 million.

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

The Rmb1.7 million loss from operating activities mainly represented the administrative expenses incurred for the year ended December 31, 2012. General and administrative expenses were comprised of expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2011 were Rmb4.2 million. Higher legal and professional fees were incurred in 2011 on the disposal of Hangzhou Zhongce.

Apart from the general and administrative expenses of Rmb1.7 million, components of net profit of Rmb2.9 million for the year ended December 31, 2012 were interest income of Rmb0.2 million, realized gain recognized on disposal of securities of Rmb1.3 million and unrealized gain recognized on trading securities of Rmb4.5 million, offset by interest expense of Rmb0.9 million and an exchange loss of Rmb0.5 million.

Loss before income tax and equity in earnings from affiliates was Rmb401.3 million for the year ended December 31, 2011. Apart from the general and administrative expenses of Rmb4.2 million, losses before income tax and equity in earnings from affiliates for the year ended December 31, 2011 were mainly comprised of loss on the disposal of the interest in Hangzhou Zhongce of Rmb364.5 million, net unrealized loss on investments of Rmb27.1 million, an administrative charge on investment of Rmb7.5 million, an impairment loss recognized on available-for-sale investments of Rmb2.3 million and interest expense of Rmb2.2 million, offset by net realized gains recognized on investments of Rmb4.4 million and interest income of Rmb1.5 million. In April 2008, we entered into a Memorandum of Understanding to acquire certain equity interest in a property investment company for consideration of Rmb150 million. A refundable deposit of Rmb75 million was paid to the third party vendor pursuant to the Memorandum of Understanding during the year ended December 31, 2008. The Memorandum of Understanding lapsed in June 2011. The deposit of Rmb67.5 million was refunded to us and the remaining Rmb7.5 million was charged as administrative charges in the year ended December 31, 2011. The net loss for fiscal year 2011, apart from the loss before income tax and equity in earnings from affiliates of Rmb401.3 million, consisted mainly of the Company’s share of net profit of Hangzhou Zhongce of Rmb157.7 million and income tax expense of Rmb31.4 million.

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

B. LIQUIDITY AND CAPITAL RESOURCES

For 2013, cash for financing the operations of the Company was principally obtained through the disposal of trading securities. During 2012 and 2013, the Company still saw a continuation of challenging financial and economic conditions. Although some signs of improvement have started to emerge, the performance of key economies remains uncertain.

The Company’s working capital, calculated as current assets less current liabilities, remained at a similar level in 2013 and 2012 Working capital was Rmb452.0 million as of December 31, 2013 and was Rmb455.7 million as of December 31, 2012.

Over the last few years, cash flow for financing the operations of the Company was primarily obtained from the disposal of trading securities. As at December 31, 2013, the Company still held approximately Rmb57.2 million of marketable securities. In 2013, the net cash used in operating activities was approximately Rmb3.2 million compared to Rmb4.8 million in 2012. The operating cash outflows were mainly caused by cash used for general and administrative expense and changes in operating assets and liabilities. The net cash provided by investing activities and used in financing activities in 2013 was approximately Rmb8.3 million and Rmb70.1 million, respectively, compared with Rmb4.8 million provided by investing activities and Rmb1.7 million used in financing activities in 2012. The investing cash inflows were mainly related to advances from related and unrelated parties, investments in and proceeds from trading securities and changes in payables to securities brokers. The financing cash flows were mainly related to changes in amounts due to related parties.

Other than (i) the settlement of Convertible Notes receivable of Rosedale and accrued interest as described in Item 7 of this Form 20-F, (ii) the investment agreement as described in Item 4 of this Form 20-F; and (iii) the disposal of the Company’s interest in Hangzhou Zhongce as described in Item 4 of this Form 20-F, no transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Company have been entered into during 2013. In management’s opinion, the Company has sufficient cash and cash equivalents, notes receivable and trading securities to support its working capital for its present requirements.

For the years ended December 31, 2012 and 2013, the Company had no expenditures for property, plant and equipment.

Cash and cash equivalents of the Company decreased to Rmb440.2 million at December 31, 2013 from approximately Rmb517.6 million at December 31, 2012 of which Rmb438.4 million (approximately US$72.4 million) were U.S. dollar deposits included in cash and cash equivalents.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

For the year of 2013, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Additionally, the Company had not undertaken any guarantees as of December 31, 2013.

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

As of December 31, 2012 and 2013, the Company did not have any contractual obligations and commercial commitments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position	Since
Allan Yap	59	Chairman, Chief Executive Officer and Director	2001	(1)
Eva Chan Ling	49	Deputy Chairman and Director	2004	(2)
Dorothy Law	45	Director	2000
Richard Whittall	56	Independent Director and Audit Committee Member	2000
Lien Kait Long	66	Director	1999
Sin Chi Fai	55	Independent Director and Audit Committee Member	2010	(3)
Jimmy Chow Chun Man (resigned on May 15, 2014)	45	Chief Financial Officer	2003
Ken Lau (appointed on May 15, 2014)	43	Chief Financial Officer	2014

(1)	Dr. Allan Yap is the chairman of Hanny and Rosedale Hotel Holdings Limited (“Rosedale”), both are publicly listed companies in Hong Kong. He served as an executive director of China Strategic Holdings Limited (“CSH”), a publicly listed company in Hong Kong, until his resignation on June 16, 2006.
(2)	Ms. Eva Chan Ling is the managing director of Rosedale. She served as an executive director of CSH until her resignation on June 1, 2014.
(3)	Mr. Sin Chi Fai is an independent non-executive director of Hanny and Rosedale. He was also an independent non-executive director, a member of the audit committee and a member of the remuneration committee of CSH until his resignation on October 30, 2007.

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

B. COMPENSATION

For the year ended December 31, 2013, the aggregate amount of compensation paid by the Company and its subsidiaries to the Company’s directors and executive officers, for service in all capacities, was approximately Rmb653,100 (approximately US$107,890). The grant of bonuses is determined at the discretion of the board of directors. No bonuses were paid in the year 2013 or granted with respect to the year 2013.

The following table summarizes the compensation received by our executive and non-executive directors and senior management for the year 2013.

Name	Total Salary (USD)	Total Salary (Rmb)
Executive Director
Allan Yap	20,000	121,070
Eva Chan Ling	20,000	121,070
Non-Executive Director
Dorothy Law	20,000	121,070
Lien Kait Long	20,000	121,070
Richard Whittall	20,000	121,070
Sin Chi Fai	7,890	47,750

No officer or director received any non-cash compensation in 2013.

C. BOARD PRACTICES

The 2014 annual general meeting of the Company will be held on March 30, 2015, the shareholders of the Company will be asked to re-elect all six existing directors and to serve until the next annual general meeting of the Company.

No director of the Company has entered into any service contract nor is entitled to any benefits upon termination of employment with the Company.

The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. During the year 2013 and as of the date of this filing, the audit committee of the Company consisted of Mr. Richard Whittall and Mr. Sin Chi Fai.

D. EMPLOYEES

As of December 31, 2011, 2012 and 2013, the Company had no employees.

E. SHARE OWNERSHIP

As of December 31, 2013, none of the Company’s directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Based on filings on Schedule 13G under the Exchange Act and public announcements/circulars/annual reports of Hanny pursuant to the Listing Rules of HKSE, as of December 31, 2013, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company:

Name of holder	Number of shares held	Percentage of class
Hanny Holdings Limited (1) (2) (3) (4) (5)	2,610,600	28.95%
William F. Harnisch (6)	467,175	5.18%

(1)	On March 26, 2008, Hanny disclosed by way of announcement posted on the website of the HKSE that it would sell to an independent third party its entire issued share capital held in Kamthorn Limited, which held approximately 18.1% equity interest in the issued share capital of the Company. The transaction was completed in May 2008.
(2)	On July 30, 2008, Hanny further disclosed in its annual report 2007-08 that 29.2% interest including the interest as mentioned in (1) above in the issued share capital of the Company was disposed of subsequent to its financial year ended March 31, 2008.
(3)	The 2,610,600 shares that Hanny beneficially owned during the fiscal year 2009 included 610,600 shares held by its indirect, non-wholly owned subsidiary, which represented an effective equity interest of 3.88% in the issued share capital of the Company.
(4)	On December 7, 2010, Hanny disclosed by way of announcement posted on the website of the HKSE that its indirect wholly-owned subsidiary had conditionally agreed to purchase 610,600 shares of the Company from its indirect, non-wholly owned subsidiary (that is, the number of shares as mentioned in note (3) above). Hanny further disclosed in its annual report 2010-2011 that the transaction was completed on December 30, 2010. Hanny’s effective equity interest in the Company therefore increased to 28.95%.
(5)	On July 30, 2014, Hanny disclosed in its annual report 2013-2014 that it held an equity interest of 28.95% in the issued share capital of the Company as at March 31, 2013 and 2014.
(6)	(a) According to Amendment No. 8 to a report on Schedule 13G/A dated February 13, 2014, the 467,175 shares beneficially owned by William F. Harnisch as of December 31, 2013, representing 5.18% equity interest in the Company, consisting of (A) 79,800 shares beneficially owned individually by Mr. Harnisch; and (B)(i) 218,775 shares beneficially owned by Grenadier Fund; (ii) 116,100 shares beneficially owned by Triumph Fund II L.P.; (iii) 52,500 shares beneficially owned by Peconic Partners International Fund Ltd., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above-mentioned clients.

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

Other Related Party Transactions

The Company entered into the following related party transactions:

	2012	2013	2013
	Rmb’000	Rmb’000	USD’000
Due from:
CSH and its subsidiaries	90	87	14
GDI and its subsidiaries (“GDI Group”)	2	2	1
Hanny and its subsidiaries (except GDI Group)	1,327	312	52

	1,419	401	67

Due to:
CSH and its subsidiaries	295	287	47
Hanny and its subsidiaries (except GDI Group)	70,117	—	—

	72,412	287	47

As of December 31, 2012 and 2013, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the Consolidated Financial Statements to the Company included in “Item 17. Financial Statements” of this Annual Report.

Dividend Policy

On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2011, 2012 and 2013, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will depend on the Company’s results of operations and financial condition, and other factors deemed relevant by its board of directors.

Since the Company is a holding company, its ability to pay dividends depends substantially on its receipt of distributions from its subsidiaries. Applicable Chinese laws and regulations require that, before a Sino-foreign equity joint venture enterprise (such as each PRC subsidiary) distributes profits to investors, it must: (1) satisfy all tax liabilities; (2) provide for losses in previous years; and (3) make allocations, in proportions determined at the sole discretion of the board of directors, to a general reserve fund and an enterprise expansion fund. During 2011, 2012 and 2013, no distribution of dividends was made from any subsidiary to the Company.

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

The following table sets forth, for the periods indicated, the high and low closing sale prices of the common stock as reported by the OTCQB Securities Market from January 1, 2009 to December 31, 2013.

Year Ended	High (US$)	Low (US$)
December 31, 2013	0.80	0.16
December 31, 2012	1.75	0.10
December 31, 2011	0.76	0.04
December 31, 2010	0.19	0.01
December 31, 2009	0.50	0.03

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2013 and each of the most recent periods.

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

On June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at the par value of US$0.01 per share. In September 2006, upon the request of the sole holder of the Supervoting Common Stock and pursuant to the Company’s bylaws, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock, US$0.01 par value. There were no outstanding shares of Supervoting Common Stock as of December 31, 2012 and 2013.

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

The Company believes it was classified as a PFIC during the tax year ended December 31, 2013, and based on current business plans and financial expectations, the Company believes that it may be a PFIC in subsequent tax years. The determination of whether any foreign corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such year and, as a result, cannot be predicted with certainty as of the date of this document.

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

Unearned Medicare Income Tax

For tax years beginning after December 31, 2013, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property other than property held in a trade or business.

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

The Hong Kong dollar is tied to and allowed to fluctuate within a narrow range against the value of the U.S. dollar. Historically, there has been no material fluctuation in the exchange rate between the Renminbi and the U.S. dollar and restrictions were set on the flow of Renminbi between the PRC and the United States. Starting on July 21, 2005, the PRC shifted to a managed floating exchange rate regime based on market supply and demand with reference to a basket of other currencies. The Renminbi is no longer pegged to the U.S. dollar.

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

For more details, see “RISK FACTORS — FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS”.

As of December 31, 2013, the Company had no open forward contracts or option contracts. The Company’s cash and cash equivalents as of December 31, 2013 was Rmb440.2 million of which approximately Rmb438.4 million equivalents (approximately US$72.4 million) were held in U.S. dollar deposits.

Interest Rate Fluctuations

The Company’s interest income is sensitive to change in interest rates. However, the amount of interest income has been immaterial to the Company.

The Company did not have any short-term or long-term debt which bore a floating interest rate as of December 31, 2012 or 2013.

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

Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2013, the Company’s disclosure controls and procedures are ineffective as they are not sufficient to ensure that the information that the Company is required to disclose in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. The Company is developing a set of procedures and controls that will allow it to meet such time periods specified in the Securities and Exchange Commission rules and forms and to ensure that information required to be disclosed by it in its reports is accumulated and communicated to its management, including the Issuer’s principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2013.

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

As the Company’s common stock is not currently listed on a U.S. national securities exchange, the Company is not obligated to have an audit committee of the board of directors. The Company has, however, had an Audit Committee for many years and continues to do so. As of December 31, 2013, the Company’s Board of Directors has determined that the two members of the Audit Committee, Mr. Richard Whittall and Mr. Sin Chi Fai, do not qualify as “audit committee financial experts” as defined by Item 401(h) of Regulation S-K adopted pursuant to the Exchange Act. The Company is currently in the process of seeking a qualified financial expert for the audit committee.

ITEM 16B	CODE OF ETHICS

The Company has adopted a Code of Ethics for the Chief Executive and Senior Financial Officers, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 14.1 to this Annual Report on Form 20-F.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for services rendered by our principal external auditors for the periods indicated below:

	2012	2013
	US$’000	US$’000
Audit Fees	78	79
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	78	79

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

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See the Index to the Consolidated Financial Statements accompanying this report beginning page F-1.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (“Company”) and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2013 and 2012 and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audits also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in Note 2(h) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China

February 11, 2015

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2011	2012	2013	2013
	Rmb	Rmb	Rmb	US$
Operating activities
General and administrative expenses	(4,186)	(1,708)	(1,762)	(291)
Non-operating income (expenses):
Interest income	1,471	164	145	24
Interest expense	(2,239)	(916)	(534)	(88)
Net realized gain recognized on investments	4,393	1,330	—	—
Unrealized gain (loss) on trading securities still held at the balance sheet date	(27,063)	4,541	12,165	2,010
Impairment loss recognized on available-for-sale securities	(2,281)	—	—	—
Loss on disposal of an affiliate (note 3)	(364,480)	—	—	—
Administrative charges on investment (note 7)	(7,500)	—	—	—
Others (note 13(a))	744	10	—	—
Exchange loss	(114)	(490)	(76)	(13)

Profit (loss) before income tax and equity in earnings of equity method affiliates	(401,255)	2,931	9,938	1,642
Income tax expense (note 8)	(31,411)	—	—	—
Equity in earnings of equity method affiliates (note 3)	157,711	—	—	—

Net income (loss)	(274,955)	2,931	9,938	1,642

Other comprehensive income, net of tax
Foreign currency translation adjustment	119	(3,548)	(14,217)	(2,349)
Available-for-sale investment securities:
Change in unrealized (losses) gains	(2,281)	—	7,041	1,163
Impairment loss	2,281	—	—	—
Less: reclassification adjustment for gains recorded in net income	(4,979)	—	—	—

Net change	(4,860)	(3,548)	(7,176)	(1,186)

Total comprehensive income	(279,815)	(617)	2,762	456

Earnings (loss) per common share
Basic and diluted	(30.49)	0.33	1.10	0.18

Weighted average number of shares used in the calculation of earnings (loss) per common share
Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2012	2013	2013
	Rmb	Rmb	US$
ASSETS

Current assets:
Cash and cash equivalents	517,551	440,164	72,710
Prepaid expenses and other current assets	154	149	24
Other receivables (note 4)	15,001	7,682	1,269
Due from related parties (note 13)	1,419	401	66
Trading securities (note 5)	25,795	36,569	6,041

Total current assets	559,920	484,965	80,110

Deposits paid for acquisition of investments (note 7)	127,278	127,278	21,025
Available-for-sale securities (note 5)	14,108	20,630	3,408
Other assets	6	6	1

Total assets	701,312	632,879	104,544

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Due to related parties (note 13)	70,412	287	47
Payables to securities brokers (note 14)	4,943	5,328	880
Other payables	290	—	—
Accrued liabilities	3,179	2,519	416
Other taxes payable	2,753	2,753	455
Income taxes payable	22,600	22,095	3,650

Total current liabilities	104,177	32,982	5,448

Total liabilities	104,177	32,982	5,448

Commitments and contingencies (note 11)

Shareholders’ equity:
Common stock—par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding at December 31, 2012 and December 31, 2013) (note 9)	770	770	127
Additional paid-in capital	1,000,958	1,000,958	165,347
Accumulated other comprehensive losses	(19,993)	(27,169)	(4,488)
Accumulated deficit	(384,600)	(374,662)	(61,890)

Total shareholders’ equity	597,135	599,897	99,096

Total liabilities and shareholders’ equity	701,312	632,879	104,544

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except number of shares)

	Supervoting common stock	Common stock	Supervoting common stock	Common stock	Additional paid-in capital	Accumulated other comprehensive (losses) income	Accumulated deficit	Total
	Number	Number	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2011	—	9,017,310	—	770	1,000,958	(11,585)	(112,576)	877,567
Net loss	—	—	—	—	—	—	(274,955)	(274,955)
Foreign currency translation adjustment	—	—	—	—	—	119	—	119
Reclassification adjustments relating to available-for-sale investments disposed of during the year	—	—	—	—	—	(4,979)	—	(4,979)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(2,281)	—	(2,281)
Impairment loss on available-for-sale securities	—	—	—	—	—	2,281	—	2,281

Balance at December 31, 2011	—	9,017,310	—	770	1,000,958	(16,445)	(387,531)	597,752
Net income	—	—	—	—	—	—	2,931	2,931
Foreign currency translation adjustment	—	—	—	—	—	(3,548)	—	(3,548)

Balance at December 31, 2012	—	9,017,310	—	770	1,000,958	(19,993)	(384,600)	597,135
Net income	—	—	—	—	—	—	9,938	9,938
Foreign currency translation adjustment	—	—	—	—	—	(14,217)	—	(14,217)
Unrealized gain on available-for-sale securities	—	—	—	—	—	7,041	—	7,041

Balance at December 31, 2013	—	9,017,310	—	770	1,000,958	(27,169)	(374,662)	599,897

Balance at December 31, 2013 (in US$)			—	127	165,347	(4,488)	(61,890)	99,096

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2011	2012	2013	2013
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income (loss)	(274,955)	2,931	9,938	1,642
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Net realized loss (gain) recognized on investments	(4,393)	(1,330)	—	—
Unrealized (gain) loss on trading securities still held at the balance sheet date	27,063	(4,541)	(12,165)	(2,010)
Impairment loss on available-for-sale securities	2,281	—	—	—
Loss on disposal of an affiliate	364,480	—	—	—
Administrative charges on investment	7,500	—	—	—
Others	(744)	—	—	—
Equity in earnings of equity method affiliates	(157,711)	—	—	—
Amortization of discount on subscription of convertible note receivable	(1,471)	—	—	—
Interest income collected on convertible note	458	—	—	—
Deferred tax	15,771	—	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(123)	130	5	1
Other payables	(463)	86	(290)	(48)
Accrued liabilities	(530)	(2,106)	(660)	(109)
Income taxes payable	(24,360)	—	—	—

Net cash used in operating activities	(47,197)	(4,830)	(3,172)	(524)

Cash flows from investing activities:
(Advances to) repayment from an unrelated party	(15,465)	234	6,938	1,146
Decrease in due from related parties	1,595	13,260	1,008	167
Purchases of trading securities	(3)	(4,787)	—	—
Proceeds from trading securities	693	10,946	—	—
Increase (decrease) in payables to securities brokers	(4,185)	(14,833)	385	64
Proceeds from available-for-sale securities	13,118	—	—	—
Proceeds from disposal of an affiliate (note 3)	592,380	—	—	—

Net cash provided by investing activities	588,133	4,820	8,331	1,377

Cash flows used in financing activities:
Changes in due to related parties	(16,932)	(1,736)	(70,117)	(11,583)

Net cash used in financing activities	(16,932)	(1,736)	(70,117)	(11,583)

Effect of exchange rate change	(497)	(4,297)	(12,429)	(2,053)

Net increase (decrease) in cash and cash equivalents	523,507	(6,043)	(77,387)	(12,783)
Cash and cash equivalents, beginning of year	87	523,594	517,551	85,493

Cash and cash equivalents, end of year	523,594	517,551	440,164	72,710

Supplemental schedule of cash flow information:
Income taxes paid (note 3)	40,000	—	—	—
Interest paid	2,239	916	534	88

Non-cash investing and financing activities:
Deposits paid for new investment through settlement of Convertible Notes and accrued interest, refund of investment deposit and settlement of amount due to a related party (note 7)	127,278	—	—	—
Income tax on disposal of HZ borne by an independent party (note 3)	39,485	—	—	—

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

China Strategic Holdings Limited (“CSH”), a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny Holdings Limited (“Hanny”), a public company listed on the HKSE. In June 2006, Hanny acquired a controlling interest in GDI and became the parent company. On December 8, 2006, Hanny became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and, as a result, ITC became the ultimate parent company. On May 18, 2007, Hanny ceased to be a subsidiary of ITC and Hanny became the ultimate parent company until 2008 when Hanny reduced its equity interest in the Company. Following the completion of the distribution of its Hanny shares to its shareholders in November 2010, ITC’s interests in Hanny dropped from 42% to 0.1%. As of December 31, 2013, Hanny held a 28.95% equity interest in the Company. There have been no further changes in the Company’s ownership status.

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

During the year ended December 31, 2011, Rmb2,281 of losses previously classified in other comprehensive gain or losses were reclassified into earnings to recognize an other-than-temporary decline in fair value. No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2012 and 2013.

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

The translation of Renminbi amounts into US$ amounts are included solely for the convenience of readers and have been made at US$1.00 = Rmb6.0537, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2013. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

(i)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common shares during fiscal 2011, 2012 and 2013.

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

The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, advances to affiliates, and amounts due from related parties. The Company has reviewed the credit worthiness and financial position of its related parties for credit risks associated with amounts due from them. These entities have good credit standing and the Company does not expect to incur significant losses for uncollected advances from these entities.

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

A loss on disposal of Rmb364,480 was recognized which was the difference between the consideration and the net book value of HZ’s consolidated net assets at the date of disposal summarized in the table below:

Rmb’000
Current assets	8,859,419
Non-current assets	6,393,798
Current liabilities	8,953,480
Non-current liabilities	2,101,789

Total equity, excluding non-controlling interests	3,832,622

Company’s net equity interest	26%
Investments in equity method affiliates	996,345

Net consideration received	(592,380)
Income tax payment borne by CZ Tire Holdings Limited	(39,485)

Loss on disposal	364,480

Summarized financial information of HZ for 2011 up to the date of disposal:

Rmb’000
Revenues	23,959,478

Net income and comprehensive income attributable to shareholders of HZ	606,582

Company’s share of net income of HZ	157,711

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

4.	OTHER RECEIVABLES

Other receivables as of December 31, 2012 represented a short-term advance to an independent third party company which was unsecured, non-interest bearing and had no fixed repayment terms. The amount was settled in full in December 2013.

Other receivables as of December 31, 2013 represented a short-term advance to another independent third party company which was unsecured, non-interest bearing and had no fixed repayment terms.

5.	INVESTMENTS

	2012	2013	2013
	Rmb	Rmb	US$
Trading securities:
Adjusted cost	80,638	78,291	12,933
Unrealized gains	1,511	4,098	677
Unrealized losses	(56,354)	(45,820)	(7,569)

Total at fair value	25,795	36,569	6,041

Equity securities listed in Hong Kong	12,126	19,433	3,210
Equity securities listed in Singapore	13,669	17,136	2,831

Total	25,795	36,569	6,041

Available-for-sale securities:
Equity securities listed in Hong Kong:
Cost	14,108	13,697	2,263
Impairment recognized in earnings	—	—	—

Adjusted amortized cost	14,108	13,697	2,263
Unrealized gains	—	7,041	1,163
Exchange differences	—	(108)	(18)

Total at fair value	14,108	20,630	3,408

As of the end of reporting period, the Company considers the declines in market value of one of its marketable securities in its investment portfolio to be other than temporary in nature and considers this investment other-than-temporarily impaired. Fair values were determined using closing prices of each individual security in the investment portfolio. When evaluating an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s cost basis. During 2011, 2012 and 2013, the Company recognized impairment charges of, Rmb2,281, Nil and Nil, respectively.

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

The Company exercised certain of its conversion rights in the principal amount of HK$158,000 (equivalent to approximately Rmb148,916) and HK$79,000 (equivalent to approximately Rmb74,458) in June 2007 and July 2007, respectively, under the terms of the Convertible Notes. No Convertible Notes were converted during the year 2011.

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

On June 7, 2011, the maturity date of the Convertible Notes, Convertible Notes in the amount of HK$63,000 remained outstanding. All remaining Convertible Notes, together with accrued interest of HK$10,800, equivalent to Rmb59,778, were later repaid to the Company (note 7).

As of December 31, 2012 and 2013, the Company held a 7.4% equity interest of Rosedale, of which 43,325,554 shares and 5,334,860 shares were recorded as available-for-sale securities and trading securities, respectively.

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

8.	INCOME TAXES

The components of profit (loss) from operations before income taxes and equity in earnings of equity method affiliates are as follows:

	Year ended December 31,
	2011	2012	2013	2013
	Rmb	Rmb	Rmb	US$
The PRC	(371,980)	—	—	—
All other jurisdictions	(29,275)	2,931	9,938	1,642

	(401,255)	2,931	9,938	1,642

Income tax expense consists of:
	Year ended December 31,
	2011	2012	2013	2013
	Rmb	Rmb	Rmb	US$
Current	15,640	—	—	—
Deferred	15,771	—	—	—

	31,411	—	—	—

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

Deferred tax for the year ended December 31, 2011 of Rmb15,771 had been recognized on the undistributed earnings of the Company’s affiliate in the PRC at a rate of 10% up to the date of its disposal.

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

The tax positions for the years 2006 to 2013 may be subject to examination by the Hong Kong tax authorities.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

8.	INCOME TAXES - continued

PRC - continued

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

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2012	2013	2013
	Rmb	Rmb	US$
Current deferred tax asset:
Tax losses	21,949	20,502	3,387
Valuation allowances	(21,949)	(20,502)	(3,387)

	—	—	—

Movement in valuation allowance:

	2012	2013	2013
	Rmb	Rmb	US$
At the beginning of the year	21,814	21,949	3,626
Current year movement	135	(1,447)	(239)

At the end of the year	21,949	20,502	3,387

The Group has total tax operating loss carry forwards of RMB133,026 and RMB124,257 as of December 31, 2012 and 2013, respectively, which are available for offset against future profits that may be carried forward indefinitely. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2011		2012		2013
Profits tax rate in Hong Kong	16.5%		16.5%		16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	(13.8%	)	(24.3%	)	(5.4%	)
Effect on withholding income tax on dividends	(6.5%	)	—		—
Tax on disposal of HZ	(6.4%	)	—		—
Change in valuation allowance	(2.7%	)	7.8%		(11.1%	)
Change in estimate	—		—		—

Effective tax rate	(12.9%	)	—		—

F - 23

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

The Company subsequently redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share and in September 2006, the Company converted the remaining outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock with a par value of US$0.01 each pursuant to the by-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as of December 31, 2012 and 2013.

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

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2013:

	Quoted prices In Active Market for Identical Assets (Level 1) Rmb	Significant Other Observable Inputs (Level 2) Rmb	Significant Unobservable Inputs (Level 3) Rmb	Balance as of December 31, 2012 Rmb
Current Assets:
Trading securities
- Equity securities listed in Hong Kong
- Hotel operations	1,737	—	—	1,737
- Gaming, entertainment and tourist-related	2,802	—	—	2,802
- Property development and investment	6,475	—	—	6,475
- Others	1,112	—	—	1,112

	12,126	—	—	12,126

- Equity securities listed in Singapore
- Business management and consultancy, and provision of telecommunications and information technology services (through an associate)	13,669	—	—	13,669

	25,795	—	—	25,795

Available-for-sale securities:
- Equity securities listed in Hong Kong
- Hotel operations	14,108	—	—	14,108

Total	39,903	—	—	39,903

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

10.	FAIR VALUE MEASUREMENTS - continued

	Quoted prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
	Rmb	Rmb	Rmb	Rmb	US$
Current Assets:
Trading securities
- Equity securities listed in Hong Kong
- Hotel operations	2,540	—	—	2,540	420
- Gaming, entertainment and tourist-related	6,171	—	—	6,171	1,019
- Property development and investment	8,824	—	—	8,824	1,458
- Others	1,898	—	—	1,898	313

	19,433	—	—	19,433	3,210

- Equity securities listed in Singapore
- Business management and consultancy, and provision of telecommunications and information technology services (through an associate)	17,136	—	—	17,136	2,831

	36,569	—	—	36,569	6,041

Available-for-sale securities:
- Equity securities listed in Hong Kong
- Hotel operations	20,630	—	—	20,630	3,408

Total	57,199	—	—	57,199	9,449

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

11.	COMMITMENTS AND CONTINGENCIES

There were no outstanding capital commitments as of December 31, 2012 or 2013.

12.	DISTRIBUTION OF PROFIT

(a)	Dividends

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2011, 2012 and 2013.

(b)	Profit appropriation

As of December 31, 2012 and 2013, the Company had no distributable reserves.

13.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Other than those disclosed elsewhere in the consolidated financial statements, the Company had the following related party balances:

(a)	During the year ended December 31, 2011, the Company wrote off long outstanding balances from related parties of Rmb744. There was no such write off during the years ended December 31, 2012 and 2013.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

13.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - continued

(b)	Due from/to Related Parties

	2012	2013	2013
	Rmb	Rmb	US$
Due from:
CSH[1] and its subsidiaries	90	87	14
GDI and its subsidiaries (“GDI Group”)	2	2	1
Hanny and its subsidiaries (except GDI Group) (note 1)	1,327	312	52

	1,419	401	67

Due to:
CSH[1] and its subsidiaries	295	287	47
Hanny and its subsidiaries (except GDI Group) (note 1)	70,117	—	—

	70,412	287	47

[1]	Ms Eva Chan Ling is the deputy chairman and a director of the Company. She is also an executive director of CSH and the managing director of Rosedale (note 6). Dr. Allan Yap is the chairman, chief executive director and a director of the Company. He is appointed as the chairman of Rosedale with effect from December 30, 2014.

As of December 31, 2012 and 2013, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

14.	PAYABLES TO SECURITIES BROKERS

As of December 31, 2012 and 2013, the payables to securities brokers were bearing interest at 8% to 11.25% per annum, repayable on demand, and secured by trading and available-for-sale securities (note 16).

15.	STAFF RETIREMENT PLANS

All of the Chinese employees of the PRC entities are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 12% to 20% of average monthly salaries for the eleven months ended November 30, 2011. The Company is no longer required to contribute to such retirement plans after the disposal of all its ownership interests in HZ (note 3).

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

16.	PLEDGE OF ASSETS

As of December 31, 2012 and 2013, trading and available-for-sale securities amounting to Rmb38,241 and Rmb54,769 (US$ 9,047) are collateralized to secure the security trading margin facilities of the Company.

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

Date: March 25, 2015

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