Form 20-F
period 2014-12-31
CHINA ENTERPRISES LTD
filed 2015-12-21
CIK 908256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

(Address of Principal Executive Office)

Telephone: (852) 3151-0300 Fax: (852) 2542-0298

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2014 contains certain forward-looking statements within the meaning of Section 21E of the Securities Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

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

EXCHANGE RATE INFORMATION

Unless otherwise specified, all references in this document to “U.S. Dollars”, “Dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of the People’s Republic of China, or the “PRC” or “China”; and all references to “HK$” are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region, or “Hong Kong”. Where made for the convenience of the reader, conversions of amounts from Renminbi to U.S. Dollars have been made in this document at US$1.00 to Rmb6.2046, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2014. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See section “Exchange Rate Information” under “Item 3. Key Information” in this Annual Report for more details on the exchange rate between Renminbi and US Dollars.

References and statements contained in this document regarding China do not apply to Taiwan or the Republic of China.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014. The Consolidated Statements of Operations Data for each of the three years in the period ended December 31, 2014 and the Consolidated Balance Sheets Data as of December 31, 2013 and 2014 has been derived from the audited consolidated financial statements, or the “Consolidated Financial Statements”, included in Item 17 “Financial Statements” of this Annual Report. The Consolidated Statements of Operations Data for the years ended December 31, 2010 and 2011 and the Consolidated Balance Sheets Data as of December 31, 2010, 2011 and 2012, as set forth below, have been derived from audited consolidated financial statements not included in this Annual Report. The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes.

Selected Consolidated Financial Information of the Company

(Amounts in thousands, except number of shares, their par values and per share data)

	Year ended December 31,
	2010	2011 (b)	2012	2013	2014
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
Consolidated Statements of Operations Data:
Revenues	—	—	—	—	—	—
Loss from operations	(3,316)	(4,186)	(1,708)	(1,762)	(2,148)	(346)
Net (loss) income	168,029	(274,955)	2,931	9,938	(2,490)	(402)
Basic and diluted (loss) earnings per common share (a)	18.63	(30.49)	0.33	1.10	(0.28)	(0.04)
Weighted-average number of common share outstanding (a)	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310
Consolidated Balance Sheets Data :
Total assets	1,076,077	721,172	701,312	632,879	639,607	103,085
Shareholders’ equity/Net assets	877,567	597,752	597,135	599,897	607,358	97,888
Common stock — par value US$0.01 per share	770	770	770	770	770	124

Notes:

(a)	The calculation of basic and diluted (loss) earnings per common share from 2010 to 2014 is based on the weighted-average number of shares of common stock outstanding during each of the years ended December 31, 2010 to 2014. The number of shares of common stock outstanding for 2010 to 2014 was 9,017,310. There were no dilutive securities issued or outstanding for any of the periods presented.
(b)	In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce Rubber Co., Ltd or Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company thereafter.

Exchange Rate Information

The Consolidated Financial Statements are published and denominated in Renminbi. Where made for the convenience of the reader, conversion of amounts from Renminbi to U.S. Dollars has been made in this document at US$1.00 to Rmb6.2046, the noon buying rate certified by the Federal Reserve Bank of New York on December 31, 2014. For the purpose of this Annual Report, the latest practicable date with respect to share and certain exchange rate information is November 30, 2015. As of November 30, 2015, the noon buying rate certified by the Federal Reserve Bank of New York was US$1.00 to Rmb6.3883. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

The following table sets forth the average unified exchange rates for each of the years ended December 31, 2010, 2011, 2012, 2013 and 2014:

	Year Ended December 31,
	2010	2011	2012	2013	2014
(Rmb equivalent of US$1.00)	Rmb	Rmb	Rmb	Rmb	Rmb
At unified exchange rate
- average rate calculated by using the average of the exchange rates on the last day of each month during each period.	6.76	6.45	6.31	6.14	6.17

The following table sets forth the high and low exchange rates for each month during the previous six months:

	At Unified Exchange Rate
(Rmb equivalent of US$1.00)	High	Low
November 30, 2015	6.39	6.32
October 31, 2015	6.36	6.32
September 30, 2015	6.38	6.35
August 31, 2015	6.41	6.21
July 31, 2015	6.21	6.20
June 30, 2015	6.21	6.20

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

While the Company believes that in the past, through its subsidiaries and affiliates, it has actively engaged in operating businesses and did not meet the definition of an investment company for purposes of the United States Investment Company Act of 1940, or the 1940 Act, depending on the composition and valuation of the Company’s assets and the sources of the Company’s income from time to time, including after the consummation of the transactions during 2012 to 2015 described in Item 4.A., History and Development of the Company, the Company may fall within the technical definition of the term “investment company” for purposes of the 1940 Act. The Company is not registered, nor is it eligible to register under the 1940 Act. As a result, if the Company is deemed to be an investment company under the 1940 Act, the Company’s operations and results may be negatively impacted, including among other possible effects, so long as the Company is an investment company, it would neither be able to raise capital through the offer and sale of its securities in the United States nor to conduct business in the United States. The Company may be unable to continue operating as it currently does and might need to acquire or sell assets that it would not otherwise acquire or sell in order to avoid continuing to be deemed an “investment company” as defined under the 1940 Act.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT ITS BUSINESS STRATEGY, IN WHICH CASE ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WOULD SUFFER

In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company. In addition, all of the subsidiaries of the Company were inactive during fiscal years 2013 and 2014. Despite the Company’s efforts to identify new investments, it has had limited success in doing so and, if it does identify new investments, it may not be able to consummate them. Even if the Company successfully identifies and consummates new investments, the acquisition of new businesses and business lines carries substantial risk and uncertainties. Depending on the specific acquisition, there may be risks relating to the acquired business itself, risks relating to the industry in which the business operates and risks relating to the Company itself.

THE COMPANY MAY NOT BE ABLE TO FINANCE ACQUISITIONS, STRATEGIC INVESTMENTS OR OTHER EXPANSIONS OR MAY INCUR FINANCIAL OBLIGATIONS OR LIABILITIES IN CONNECTION WITH ANY ACQUISITION OR EXPANSION

Although as of December 31, 2014, the Company had a strong cash position, the Company may experience difficulty in funding acquisitions, investments or expansion. The Company may fund any such activities through bank loans or other debt financing and could incur an increase in debt or other liabilities in connection with any acquisitions, strategic investments or other expansions.

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

THE COMPANY BELIEVES IT WAS CLASSIFIED AS A “PASSIVE FOREIGN INVESTMENT COMPANY” WHICH COULD HAVE A NEGATIVE IMPACT ON U.S. HOLDERS

U.S. investors in the Company’s common stock should be aware that the Company believes it was classified as a PFIC during the tax year ended December 31, 2014, and based on current business plans and financial expectations, the Company believes that it may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of the Company’s common stock, or any so-called “excess distribution” received on such common stock, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to such common stock. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that the Company did not satisfy record keeping requirements that apply to a qualified electing fund for its tax year ended December 31, 2014 and there can be no assurance that the Company will in the future satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders are required to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Company common stock. This paragraph is qualified in its entirety by the discussion below under the heading “Taxation — Certain Material United States Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common stock.

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

Undetected internal control weaknesses or controls that function ineffectively represent a risk of loss or financial misstatement. Internal control over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Company fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in the implementation of internal controls, the Company’s business and operating results could be harmed, and it could fail to meet its reporting obligations.

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

Risks Related to Doing Business in China

THE COMPANY’S BUSINESS FOCUS ON THE GREATER CHINA REGION SUBJECTS THE COMPANY AND ITS BUSINESS TO THE POLITICAL, ECONOMIC AND OTHER DEVELOPMENTS IN THE REGION

As a result of the Company’s traditional business focus on the Greater China Region, the Company’s business and its financial and operating results may be affected by significant political, economic, social and cultural developments in the region. A substantial portion of the Company’s investment opportunities, major businesses of which are located in China, these businesses are dependent in large part on the performance of the Chinese economy and Chinese government policy. As a result, the future financial condition and results of operations of the Company could be adversely affected by slowdowns in the Chinese economy, Chinese macroeconomic policies that de-emphasize the development of industries that utilize products or services of the Company or other governmental policies, including changes in laws, regulations or the interpretation thereof; confiscatory taxation; restrictions on currency conversion, imports or sources of supplies; or the expropriation or nationalization of private enterprises. Any measures or actions taken by the Chinese government to control industries that utilize products or services of the Company could restrict their business operations and adversely affect the financial positions of the Company.

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

YOU MAY HAVE DIFFICULTY ENFORCING JUDGMENTS AGAINST US

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

PROCEEDINGS INSTITUTED BY THE SEC AGAINST FIVE PRC-BASED ACCOUNTING FIRMS COULD RESULT IN ADVERSE IMPACT ON OUR BUSINESS AND PRICE OF OUR STOCK.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC-based units of five accounting firms. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission (“CSRC”). The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the PRC-based units of the “big four” accounting firms should be barred from practicing before the SEC for six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. In February 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, public companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in SEC’s revocation of the registration of their shares under the Exchange Act, including possible delisting. Moreover, although our independent registered public accounting firm was not named as a defendant in the above SEC administrative proceedings, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, US public companies, including us, and the market price of our shares may be adversely affected.

WE MAY FACE UNCERTAINTIES REGARDING INDIRECT TRANSFERS OF EQUITY INTERESTS IN PRC RESIDENT ENTERPRISES BY A NON-RESIDENT ENTERPRISE.

In connection with the EIT Law, the Ministry of Finance of the PRC and the SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retrospectively on January 1, 2008. By promulgating and implementing these circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-resident enterprise. For example, Circular 698 specifies that the SAT is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed by abusing corporate structures for tax-avoidance purposes and without reasonable commercial intention. We may pursue acquisitions as one of our growth strategies, and may conduct acquisitions involving complex corporate structures. We cannot be assured that the PRC tax authorities will not, at their discretion, adjust the taxable capital gains of the seller, which may indirectly increase acquisition costs.

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets, may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10%, for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We may face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated as an exempted company under the laws of Bermuda on January 28, 1993. From July 15, 1993 to late 2002, the Company’s shares were listed on the New York Stock Exchange. On November 26, 2002, the Company’s shares began trading on the OTC Securities Marketplace in the United States. The legal name of the Company is “China Enterprises Limited” and the Company is registered in Hong Kong under the commercial name of “China Tire Holdings Limited” due to local company registration considerations. The Company has historically been engaged in tire manufacturing and trading and related businesses.

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

In its Report on Form 6-K filed with the Securities and Exchange Committee on October 4, 2012, the Company reported that its wholly owned subsidiary, Wealth Faith Limited, or Wealth Faith had entered into a definitive agreement with Fortuneasy Limited, or Fortuneasy. The agreement provides for the purchase by Wealth Faith of 40% of the shares of Million Cube Limited, or Million Cube from Fortuneasy. The total purchase price for the shares being acquired by Wealth Faith is HK$200 million or approximately US$25.6 million. The Company, through Wealth Faith, previously deposited HK$154.8 million or approximately Rmb127.3 million in earnest money with Fortuneasy, which will be applied toward the purchase price. As provided in the agreement, Million Cube has acquired 45% of the issued share capital and corresponding shareholder loans of Paragon Winner Company Limited, or Paragon. Paragon was formed to invest in a joint venture that has developed the Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, People’s Republic of China and that is seeking to develop a related hotel and resort complex at such resort. The transaction was completed in March 2015.

Following the closing of the transaction and pursuant to the Agreement, the Company has appointed one director to Million Cube’s board of directors, in order to exercise influence over the financial and operating decisions of the golf resort business. The Company has continued to seek new strategic investment opportunities in the PRC, including Hong Kong. Apart from the golf resort business, the Company is also looking at other potential investments and has a long term goal to build a platform of value-added and productive businesses under the strategic direction of the Company whereby it can exercise significant influence over the financial and operating decisions of its investees, and then have a degree of responsibility for the return on its investments.

The Company is a holding company and had interests in a number of subsidiaries as of December 31, 2014. The principal interests of the Company were as follows:

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

Additional information about the Company is available through the Internet at http://www.chinaenterpriseslimited.com. The principal place of business and the executive offices of the Company are located at 25th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong and its telephone number is (852) 3151 0300.

B. BUSINESS OVERVIEW

The financial results of the Company were dependent on its equity share of the results from Hangzhou Zhongce, which the Company disposed of in November 2011, as discussed above. All of the subsidiaries of the Company were inactive during fiscal years 2012, 2013 and 2014. The Company is actively seeking new investment opportunities.

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

In 2002, the Company diversified into the travel business through an investment in Rosedale. However, following the disposal of a significant portion of its equity interest during fiscal year 2007, the Company’s equity interest in Rosedale decreased to 12.77% and was subsequently reclassified as trading securities of the Company. As of December 31, 2014, the equity interest had further decreased to 7.40%.

C. ORGANIZATIONAL STRUCTURE

As of December 31, 2014, the principal subsidiaries of the Company were:

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

The Company did not incur any principal capital expenditures, investment and divestitures over the last three years ended December 31, 2014.

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

Results of Operations: Fiscal year ended December 31, 2014 compared with fiscal year ended December 31, 2013

For 2014, the Company recorded consolidated net loss of Rmb2.5 million, or Rmb0.28 loss per share. By comparison, the net profit and the earnings per share in 2013 was Rmb9.9 million and Rmb1.10, respectively.

The Rmb2.1 million loss from operating activities mainly represented the administrative expenses incurred for the year ended December 31, 2014. General and administrative expenses were comprised of expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2013 were Rmb1.8 million.

Apart from the general and administrative expenses of Rmb2.1 million, components of net loss of Rmb2.5 million for the year ended December 31, 2014 were dividend income of Rmb3.9 million, net realized gain recognized on disposal of securities of Rmb0.9 million, offset by unrealized loss recognized on trading securities of Rmb4.0 million, interest expense of Rmb0.5 million and an exchange loss of Rmb0.7 million.

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

Impact of Tax Regulations

For the impact of tax regulations on the Company, see Note 6 to the Consolidated Financial Statements of the Company included in “Item 17. Financial Statements”.

B. LIQUIDITY AND CAPITAL RESOURCES

For 2014, cash for financing the operations of the Company was principally obtained through the disposal of trading securities. During 2013 and 2014, the Company still saw a continuation of challenging financial and economic conditions. Although some signs of improvement have started to emerge, the performance of key economies remains uncertain.

The Company’s working capital, calculated as current assets less current liabilities, remained at a similar level in 2014 and 2013 Working capital was Rmb460.3 million as of December 31, 2014 and was Rmb452.0 million as of December 31, 2013.

Over the last few years, cash flow for financing the operations of the Company was primarily obtained from the disposal of trading securities. As at December 31, 2014, the Company still held approximately Rmb50.4 million of marketable securities. In 2014, the Company had net cash provided by operating activities was approximately Rmb0.2 million compared to a net cash used in operating activities approximately Rmb3.2 million in 2013. The operating cash outflows were mainly caused by cash used for general and administrative expense and changes in operating assets and liabilities. The net cash provided by investing activities and used in financing activities in 2014 was approximately Rmb1.9 million and Rmb0.3 million, respectively, compared with Rmb8.3 million provided by investing activities and Rmb70.1 million used in financing activities in 2013. The investing cash inflows were mainly related to proceeds from trading securities in 2014 and advances from related and unrelated parties, investments in and proceeds from trading securities and changes in payables to securities brokers in 2013. The financing cash flows were mainly related to changes in amounts due to related parties.

Other than (i) the settlement of Convertible Notes receivable of Rosedale and accrued interest as described in Item 7 of this Form 20-F; (ii) the investment agreement as described in Item 4 of this Form 20-F; and (iii) the disposal of the Company’s interest in Hangzhou Zhongce as described in Item 4 of this Form 20-F, no transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Company have been entered into during 2014. In management’s opinion, the Company has sufficient cash and cash equivalents, notes receivable and trading securities to support its working capital for its present requirements.

For the years ended December 31, 2013 and 2014, the Company had no expenditures for property, plant and equipment.

Cash and cash equivalents of the Company increased to Rmb453.0 million at December 31, 2014 from approximately Rmb440.2 million at December 31, 2013, of which Rmb449.2 million (approximately US$72.4 million) were U.S. dollar deposits included in cash and cash equivalents.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

For the year of 2014, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Additionally, the Company had not undertaken any guarantees as of December 31, 2014.

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

As of December 31, 2013 and 2014, the Company did not have any contractual obligations and commercial commitments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position	Since
Allan Yap	60	Chairman, Chief Executive Officer and Director	2001
Eva Chan Ling	50	Deputy Chairman and Director	2004
Dorothy Law	46	Director	2000
Richard Whittall	56	Independent Director and Audit Committee Member	2000
Lien Kait Long	67	Director	1999
Sin Chi Fai	56	Independent Director and Audit Committee Member	2010
Jimmy Chow Chun Man (resigned on May 15, 2014)	46	Chief Financial Officer	2003
Ken Lau (appointed on May 15, 2014)	44	Chief Financial Officer	2014

There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above. None of the directors or executive officers were elected or appointed pursuant to an arrangement or understanding with any third party.

Biographies of Directors and Senior Management

Dr. Allan Yap, age 60, is the chairman, chief executive officer and a director of the Company. He holds an honorary degree of Doctor of Laws and has over 30 years’ experience in finance, investment and banking. Dr. Yap is the chairman of Hanny and Rosedale Hotel Holdings Limited (“Rosedale”), and an alternate director of Television Broadcasts Limited, and an executive director of Meike International Holdings Limited, all of which are publicly listed companies in Hong Kong. He is also the chairman and chief executive officer of Burcon NutraScience Corporation, a company whose shares are listed on the Toronto Stock Exchange in Canada, NASDAQ Stock Exchange in the United States and the Frankfurt Stock Exchange in Germany. Dr. Yap is an executive chairman of Hanwell Holdings Limited (formerly known as PSC Corporation Limited) and Tat Seng Packaging Group Limited, both are publicly listed companies in Singapore. He was also the chairman of MRI Holdings Limited, which had been deregistered on February 28, 2015. Dr. Yap had been an executive chairman of Intraco Limited, a public listed company in Singapore, and resigned on December 6, 2012. He had also been an executive director of Big Media Group Limited (now known as Neo Telemedia Limited) and See Corporation Limited, all are publicly listed companies in Hong Kong, and resigned on July 20, 2009 and June 13, 2011, respectively. Dr. Yap was appointed as the chairman and chief executive officer of the Company on December 1, 2004.

Ms. Chan Ling, Eva, age 50, is a deputy chairman and a director of the Company. She has over 25 years’ experience in auditing, accounting and finance in both international accounting firms and listed companies. Ms. Chan is a member of the Chartered Accountants in Australia and New Zealand, a fellow member of the Association of Chartered Certified Accountants and also a practicing member of the Hong Kong Institute of Certified Public Accountants. Effective from June 1, 2009, Ms. Chan is the managing director of Rosedale. She was also a director of MRI Holdings Limited. She had been an executive director of China Strategic Holdings Limited, and an independent non-executive director of each of Well Way Group Limited (formerly known as Trasy Gold Ex Limited) and Wonson International Holdings Limited (now known as China Ocean Shipbuilding Industry Group Limited), both are publicly listed companies in Hong Kong, and resigned on June 1, 2014, and June 23, 2014 and August 13, 2008 respectively. Ms. Chan was appointed as deputy chairman of the Company on December 1, 2004.

Ms. Dorothy Law, age 46, is a director of the Company. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and she has also been admitted as a Solicitor of the High Court of Hong Kong (non-practicing). Ms. Law is Senior Vice President, Legal and Corporate Secretary of Burcon NutraScience Corporation.

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

Mr. Lien Kait Long, age 67, is a director of the Company. Mr. Lien holds a bachelor’s degree in commerce and is a fellow member of the Institute of Singapore Chartered Accountants (ISCA) and CPA Australia. He has extensive experience in finance, corporate management and business investment. He has held a number of senior management positions as well as executive directorships in various public and private corporations in Singapore, Hong Kong and China. Mr. Lien currently serves as an independent director on the board of several Singapore and Chinese Companies listed on the Singapore Exchange Securities Trading Limited. He was also a director of MRI Holdings Limited.

Mr. Sin Chi Fai, age 56, is appointed an independent director and an audit committee member of the Company on June 9, 2010. Mr. Sin obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 17 years’ experience in banking field and has over 17 years’ sales and marketing experience in information technology industries. Mr. Sin currently serves as an independent non-executive director of Rosedale and Hanny, both publicly listed companies in Hong Kong. Mr. Sin is also currently a director and shareholder of a Singapore company engaged in the distribution of data storage media and computer-related products throughout Asia. Mr. Sin had been an independent non-executive director, member of the audit committee, and member of the remuneration committee of China Strategic Holdings Limited, and Wonson International Holdings Limited (now known as China Ocean Shipbuilding Industry Group Limited), both publicly listed companies in Hong Kong, and resigned on October 30, 2007 and May 15, 2008 respectively.

Mr. Ken Lau, aged 44, was appointed as the Chief Financial Officer of the Company on May 15, 2014. Mr. Lau is a member of CPA Australia and a certificate holder of American Institute of Certified Public Accountants. He has over 15 years of experience in international accounting and financial reporting in multinational corporations.

B. COMPENSATION

For the year ended December 31, 2014, the aggregate amount of compensation paid by the Company and its subsidiaries to the Company’s directors and executive officers, for service in all capacities, was approximately Rmb667,990 (approximately US$107,660). The grant of bonuses is determined at the discretion of the board of directors. No bonuses were paid in the year 2014 or granted with respect to the year 2014.

The following table summarizes the compensation received by our executive and non-executive directors and senior management for the year 2014.

Name	Total Salary (USD)	Total Salary (Rmb)
Executive Director
Allan Yap	20,000	124,092
Eva Chan Ling	20,000	124,092
Non-Executive Director
Dorothy Law	20,000	124,092
Lien Kait Long	20,000	124,092
Richard Whittall	20,000	124,092
Sin Chi Fai	7,660	47,530

No officer or director received any non-cash compensation in 2014.

C. BOARD PRACTICES

The 2015 annual general meeting of the Company will be held on December 22, 2015, and the shareholders of the Company will be asked to re-elect the directors in the forthcoming annual general meeting of the Company.

No director of the Company has entered into any service contract nor is entitled to any benefits upon termination of employment with the Company.

The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. During the year 2014 and as of the date of this filing, the audit committee of the Company consisted of Mr. Richard Whittall and Mr. Sin Chi Fai.

D. EMPLOYEES

As of December 31, 2012, 2013 and 2014, the Company had no employees.

E. SHARE OWNERSHIP

As of December 31, 2014, none of the Company’s directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Based on filings on Schedule 13G under the Exchange Act and public announcements/circulars/annual reports of Hanny pursuant to the Listing Rules of HKSE, as of December 31, 2014, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company:

Name of holder	Number of shares held	Percentage of class
Hanny Holdings Limited (1)	2,610,600	28.95%
William F. Harnisch (2)	467,175	5.18%

(1)	On July 30, 2015, Hanny disclosed in its annual report 2014-2015 that it held an equity interest of 28.95% in the issued share capital of the Company as of March 31, 2014 and 2015.
(2)	(a) According to Amendment No. 8 to a report on Schedule 13G/A dated February 13, 2014, the 467,175 shares beneficially owned by William F. Harnisch as of December 31, 2013, representing 5.18% equity interest in the Company, consisting of (A) 79,800 shares beneficially owned individually by Mr. Harnisch; and (B)(i) 218,775 shares beneficially owned by Grenadier Fund; (ii) 116,100 shares beneficially owned by Triumph Fund II L.P.; and (iii) 52,500 shares beneficially owned by Peconic Partners International Fund Ltd., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above-mentioned clients.

(b) According to Amendment No. 9 to a report on Schedule 13G/A dated February 9, 2015, the 467,175 shares beneficially owned by William F. Harnisch as of December 31, 2014, representing 5.18% equity interest in the Company, consisting of (A) 79,800 shares beneficially owned individually by Mr. Harnisch; and (B)(i) 218,775 shares beneficially owned by Grenadier Fund; (ii) 116,100 shares beneficially owned by Triumph Fund II L.P.; and (iii) 52,500 shares beneficially owned by Peconic Partners International Fund Ltd., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above-mentioned clients.

According to the shareholders list provided to the Company by its transfer agent, there were 51 shareholders (representing all issued common stock of 9,017,310 shares) of record of the Company’s common stock as of November 30, 2015.

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

On June 7, 2011, the maturity date of the Convertible Notes, there were a total of HK$63 million, or approximately US$8 million, of Convertible Notes remaining outstanding. All such Convertible Notes, together with accrued interest of HK$10.8 million, or approximately US$1.4 million, have been subsequently fully settled (see Item 8 below).

Other Related Party Transactions

The Company entered into the following related party transactions:

	2013	2014	2014
	Rmb’000	Rmb’000	USD’000
Due from:
CSH and its subsidiaries	87	—	—
GDI and its subsidiaries (“GDI Group”)	2	2	1
Hanny and its subsidiaries (except GDI Group)	312	320	51

	401	322	52

Due to:
CSH and its subsidiaries	287	—	—

	287	—	—

As of December 31, 2013 and 2014, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the Consolidated Financial Statements to the Company included in “Item 17. Financial Statements” of this Annual Report.

Dividend Policy

On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2012, 2013 and 2014, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will depend on the Company’s results of operations and financial condition, and other factors deemed relevant by its board of directors.

Since the Company is a holding company, its ability to pay dividends depends substantially on its receipt of distributions from its subsidiaries. Applicable Chinese laws and regulations require that, before a Sino-foreign equity joint venture enterprise (such as each PRC subsidiary) distributes profits to investors, it must: (1) satisfy all tax liabilities; (2) provide for losses in previous years; and (3) make allocations, in proportions determined at the sole discretion of the board of directors, to a general reserve fund and an enterprise expansion fund. During 2012, 2013 and 2014, no distribution of dividends was made from any subsidiary to the Company.

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

As provided in the agreement, effective on May 31, 2012, Million Cube Limited acquired from ITC Properties Group Limited (“ITC Properties”), a company incorporated in Bermuda and listed on The Stock Exchange of Hong Kong Limited (“HKSE”), 45% of the issued share capital and corresponding shareholder loans of Paragon Winner Company Limited, or Paragon. Paragon was incorporated in the British Virgin Islands and formed to invest in a joint venture that has developed and operated the Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, the People’s Republic of China which is seeking to develop a related hotel and resort complex at such resort. The transaction was completed in March 2015.

ITEM 9.	THE LISTING

Since November 26, 2002, the Company’s common stock has traded on the OTC Pink Marketplace under the stock symbol “CSHEF”. The OTC Pink Marketplace is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter equity securities for companies that are registrants with the SEC. Prior to that, the Company’s common stock traded on the New York Stock Exchange, or NYSE, under the symbol “CSH”. However, the trading was suspended on September 27, 2002 by the NYSE for the failure of the Company to meet the NYSE’s continuing listing standards. Effective December 30, 2002, the common stock of the Company was removed from listing on the NYSE.

The following table sets forth, for the periods indicated, the high and low closing sale prices of the common stock as reported by the OTC Pink Marketplace from January 1, 2010 to December 31, 2014.

Year Ended	High (US$)	Low (US$)
December 31, 2014	0.40	0.15
December 31, 2013	0.80	0.16
December 31, 2012	1.75	0.10
December 31, 2011	0.76	0.04
December 31, 2010	0.19	0.01

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2014 and each of the most recent periods.

Quarter Ended	High (US$)	Low (US$)
September 30, 2015	0.25	0.25
June 30, 2015	0.35	0.25
March 31, 2015	0.35	0.20
December 31, 2014	0.36	0.15
September 30, 2014	0.40	0.36
June 30, 2014	0.37	0.27
March 31, 2014	0.37	0.31
December 31, 2013	0.50	0.19
September 30, 2013	0.26	0.16
June 30, 2013	0.74	0.26
March 31, 2013	0.80	0.21
December 31, 2012	0.62	0.25
September 30, 2012	1.10	0.10
June 30, 2012	1.11	1.10
March 31, 2012	1.75	0.85

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

Month Ended	High (US$)	Low (US$)
November 30, 2015	0.25	0.15
October 31, 2015	0.25	0.25
September 30, 2015	0.25	0.25
August 31, 2015	0.25	0.25
July 31, 2015	0.25	0.25
June 30, 2015	0.35	0.25

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

For a summary of the Company’s Memorandum and Articles of Association see Item 10 of the Company’s Form 20-F for the year ended 2001 to which specific reference is made.

C. MATERIAL CONTRACTS

None

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

Certain Material United States Federal Income Tax Consequences

Taxation of Shareholders

The following is a summary of certain material U.S. federal income tax consequences to U.S. holders (as defined below) relating to the purchase, ownership, and disposition of the Company’s common stock. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, rulings, pronouncements, judicial decisions, and administrative interpretations of the Internal Revenue Service (the “IRS”), in each case as in effect and publicly available on the date hereof, all of which are subject to change and differing interpretation, possibly on a retroactive basis, at any time by legislative, judicial, or administrative action. We cannot assure you that the IRS will not challenge the conclusions stated below or that a court will not find in the IRS’s favor. No legal opinion from U.S. counsel or ruling from the IRS has been (or will be) sought on any of the matters discussed herein. The discussion set forth below is limited to U.S. holders who hold the Company’s common stock as a capital asset within the meaning of Section 1221 of the Code.

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

The Company believes it was classified as a PFIC during the tax year ended December 31, 2014, and based on current business plans and financial expectations, the Company believes that it may be a PFIC in subsequent tax years. The determination of whether any foreign corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such year and, as a result, cannot be predicted with certainty as of the date of this document.

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

Each U.S. holder should consult its own U.S. tax advisors regarding the advisability of, and procedure for making, a QEF Election. However, U.S. holders should be aware that the Company did not satisfy record keeping requirements that apply to a qualified electing fund for its tax year ended December 31, 2014 and there can be no assurance that the Company will in future satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. holders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to the Company’s common stock.

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

Unearned Medicare Income Tax

For tax years beginning after December 31, 2014, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property other than property held in a trade or business.

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

On August 11, 2015, the PBOC has cut the RMB’s reference rate by 1.9 percent, sparking the sharpest fall in the currency since the dollar peg ended a decade ago. The move by the PBOC comes amid growing signs of a deepening slowdown in the mainland economy. The PBOC said that the reference rate move was a one-time adjustment, and it will strengthen the market’s role in the fixing of the rate and promote the convergence of the onshore and offshore rates. The PBOC also said it will keep the currency stable at a reasonable level.

For more details, see “RISK FACTORS — FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS”.

As of December 31, 2014, the Company had no open forward contracts or option contracts. The Company’s cash and cash equivalents as of December 31, 2014 was Rmb453.0 million of which approximately Rmb449.2 million equivalents (approximately US$72.4 million) were held in U.S. dollar deposits.

Interest Rate Fluctuations

The Company’s interest income is sensitive to change in interest rates. However, the amount of interest income has been immaterial to the Company.

The Company did not have any short-term or long-term debt which bore a floating interest rate as of December 31, 2013 or 2014.

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

Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2014, the Company’s disclosure controls and procedures are ineffective as they are not sufficient to ensure that the information that the Company is required to disclose in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. The Company is developing a set of procedures and controls that will allow it to meet such time periods specified in the Securities and Exchange Commission rules and forms and to ensure that information required to be disclosed by it in its reports is accumulated and communicated to its management, including the Issuer’s principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 based on the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on the assessment, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2014. In making its assessment, management identified a material weakness, similar to prior years, concerning the Company’s internal accounting staff’s lack of understanding of complex accounting issues related to U.S. generally accepted accounting principles (“GAAP”), including accounting for income taxes. In response, external consultants were engaged to perform a number of tasks to prepare specific accounting analysis and necessary corrections were made prior to any public announcements or filings with the SEC. Additionally, as part of its ongoing efforts to address the potential weakness described above, the Company will continue retaining external consultants who have sufficient and appropriate technical skills to help the Company identify and resolve accounting and reporting issues. This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report on Form 20-F.

Except as mentioned above, there have been no changes in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

As the Company’s common stock is not currently listed on a U.S. national securities exchange, the Company is not obligated to have an audit committee of the board of directors. The Company has, however, had an Audit Committee for many years and continues to do so. As of December 31, 2014, the Company’s Board of Directors has determined that the two members of the Audit Committee, Mr. Richard Whittall and Mr. Sin Chi Fai, do not qualify as “audit committee financial experts” as defined by Item 401(h) of Regulation S-K adopted pursuant to the Exchange Act. The Company is currently in the process of seeking a qualified financial expert for the audit committee.

ITEM 16B	CODE OF ETHICS

The Company has adopted a Code of Ethics for the Chief Executive and Senior Financial Officers, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 14.1 to this Annual Report on Form 20-F.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for services rendered by our principal external auditors for the periods indicated below:

	2013	2014
	US$’000	US$’000
Audit Fees	79	77
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	79	77

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

and Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (“Company”) and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2014 and 2013 and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

Our audits also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in Note 2(g) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China

November 6, 2015

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2012	2013	2014	2014
	Rmb	Rmb	Rmb	US$
Operating activities
General and administrative expenses	(1,708)	(1,762)	(2,148)	(346)
Non-operating income (expenses):
Dividend income	—	—	3,866	623
Interest income	164	145	137	22
Interest expense	(916)	(534)	(552)	(89)
Net realized gain on investments	1,330	—	919	148
Unrealized gain (loss) on trading securities still held at the balance sheet date	4,541	12,165	(4,045)	(652)
Others	10	—	—	—
Exchange loss	(490)	(76)	(667)	(108)

Profit (loss) before income tax	2,931	9,938	(2,490)	(402)
Income tax expense (note 6)	—	—	—	—

Net income (loss)	2,931	9,938	(2,490)	(402)

Other comprehensive income, net of tax
Foreign currency translation adjustment	(3,548)	(14,217)	11,328	1,826
Available-for-sale investment securities:
Change in unrealized (losses) gains	—	7,041	(1,377)	(222)

Net change	(3,548)	(7,176)	9,951	1,604

Total comprehensive income (loss)	(617)	2,762	7,461	1,202

Earnings (loss) per common share
Basic and diluted	0.33	1.10	(0.28)	(0.04)

Weighted average number of shares used in the calculation of earnings (loss) per common share
Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2013	2014	2014
	Rmb	Rmb	US$
ASSETS
Current assets:
Cash and cash equivalents	440,164	452,956	73,003
Prepaid expenses and other current assets	149	149	24
Other receivables (note 3)	7,682	8,527	1,374
Due from related parties (note 11)	401	322	52
Trading securities (notes 4 and 8)	36,569	30,632	4,937

Total current assets	484,965	492,586	79,390
Deposits paid for acquisition of investments (note 5)	127,278	127,278	20,513
Available-for-sale securities (notes 4 and 8)	20,630	19,737	3,181
Other assets	6	6	1

Total assets	632,879	639,607	103,085

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to related parties (note 11)	287	—	—
Payables to securities brokers (note 12)	5,328	4,881	786
Accrued liabilities	2,519	2,119	341
Other taxes payable	2,753	2,753	444
Income taxes payable	22,095	22,496	3,626

Total current liabilities	32,982	32,249	5,197

Total liabilities	32,982	32,249	5,197

Commitments and contingencies (note 9)
Shareholders’ equity:
Common stock—par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding(note 7)	770	770	124
Additional paid-in capital	1,000,958	1,000,958	161,325
Accumulated other comprehensive losses	(27,169)	(17,218)	(2,775)
Accumulated deficit	(374,662)	(377,152)	(60,786)

Total shareholders’ equity	599,897	607,358	97,888

Total liabilities and shareholders’ equity	632,879	639,607	103,085

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except number of shares)

	Common stock	Common stock	Additional paid-in capital	Accumulated other compre- hensive (losses) income	Accumulated deficit	Total
	Number	Rmb	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2012	9,017,310	770	1,000,958	(16,445)	(387,531)	597,752
Net income	—	—	—	—	2,931	2,931
Foreign currency translation adjustment	—	—	—	(3,548)	—	(3,548)

Balance at December 31, 2012	9,017,310	770	1,000,958	(19,993)	(384,600)	597,135
Net income	—	—	—	—	9,938	9,938
Foreign currency translation adjustment	—	—	—	(14,217)	—	(14,217)
Unrealized gain on available-for-sale securities	—	—	—	7,041	—	7,041

Balance at December 31, 2013	9,017,310	770	1,000,958	(27,169)	(374,662)	599,897
Net loss	—	—	—	—	(2,490)	(2,490)
Foreign currency translation adjustment	—	—	—	11,328	—	11,328
Unrealized loss on available-for-sale securities	—	—	—	(1,377)	—	(1,377)

Balance at December 31, 2014	9,017,310	770	1,000,958	(17,218)	(377,152)	607,358

Balance at December 31, 2014 (in US$)		124	161,325	(2,775)	(60,786)	97,888

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2012	2013	2014	2014
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income (loss)	2,931	9,938	(2,490)	(402)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Net realized loss (gain) on investments	(1,330)	—	(919)	(148)
Unrealized (gain) loss on trading securities still held at the balance sheet date	(4,541)	(12,165)	4,045	652
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	130	5	—	—
Other payables	86	(290)	—	—
Accrued liabilities	(2,106)	(660)	(400)	(64)

Net cash (used in) provided by operating activities	(4,830)	(3,172)	236	38

Cash flows from investing activities:
(Advances to) repayment from an unrelated party	234	6,938	(628)	(101)
Decrease in due from related parties	13,260	1,008	88	14
Purchases of trading securities	(4,787)	—	—	—
Proceeds from trading securities	10,946	—	2,851	459
Increase (decrease) in payables to securities brokers	(14,833)	385	(447)	(72)

Net cash provided by investing activities	4,820	8,331	1,864	300

Cash flows used in financing activities:
Changes in due to related parties	(1,736)	(70,117)	(292)	(47)

Net cash used in financing activities	(1,736)	(70,117)	(292)	(47)

Effect of exchange rate change	(4,297)	(12,429)	10,984	1,770

Net increase (decrease) in cash and cash equivalents	(6,043)	(77,387)	12,792	2,061
Cash and cash equivalents, beginning of year	523,594	517,551	440,164	70,942

Cash and cash equivalents, end of year	517,551	440,164	452,956	73,003

Supplemental schedule of cash flow information:
Income taxes paid	—	—	—	—
Interest paid	916	534	552	89

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

China Enterprises Limited (the “Company”) was incorporated in Bermuda on January 28, 1993. Its common stock trades on the OTC (Over-the-Counter) Securities Marketplace in the United States of America (the “US”).

China Strategic Holdings Limited (“CSH”), a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny Holdings Limited (“Hanny”), a public company listed on the HKSE. In June 2006, Hanny acquired a controlling interest in GDI and became the parent company. On December 8, 2006, Hanny became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and, as a result, ITC became the ultimate parent company. On May 18, 2007, Hanny ceased to be a subsidiary of ITC and Hanny became the ultimate parent company until 2008 when Hanny reduced its equity interest in the Company. Following the completion of the distribution of its Hanny shares to its shareholders in November 2010, ITC’s interests in Hanny dropped from 42% to 0.1%. As of December 31, 2014, Hanny held a 28.95% equity interest in the Company. There have been no further changes in the Company’s ownership status.

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

On November 28, 2011, the Company sold all of its ownership interests in HZ to CZ Tire Holdings Limited, an independent third party company incorporated in the British Virgin Islands.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Following the disposal of all of its interest in the tire business in 2011, the Company had no revenue producing businesses and began actively seeking new investment opportunities, including entering into an agreement through its wholly owned subsidiary to purchase a 40% equity interest in Million Cube Limited (“Million Cube”) in 2012. Million Cube has acquired a 45% equity interest and corresponding shareholder loans of Paragon Winner Company Limited (“Paragon”). Paragon was formed to invest in a joint venture that is developing a golf course, hotel and resort complex at Sanya City in the PRC.

The transaction was completed in March 2015 after the Company’s wholly-owned subsidiary had obtained all necessary governmental and other consents. Following the closing of the transaction and pursuant to the Agreement, the Company has the right to appoint one director to Million Cube’s board of directors, in order to exercise influence over the financial and operating decisions of the golf resort business.

The Company has continued to seek new strategic investment opportunities in the PRC, including Hong Kong. Apart from the golf resort business, the Company is also looking at other potential investments and has a long term goal to build a platform of value-added and productive businesses under the strategic direction of the Company whereby it can exercise significant influence over the financial and operating decisions of its investees for financial returns.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Cash and Cash Equivalents

The Company considers cash on hand, demand deposits with banks with original maturities of three months or less when purchased to be cash and cash equivalents.

(d)	Trading Securities

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Available-for-sale Securities

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

The Company regularly evaluates whether the decline in fair value of available-for-sale securities is other-than-temporary and objective evidence of impairment could include:

•	The severity and duration of the fair value decline;

•	Deterioration in the financial condition of the issuer; and

•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.

No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2013 and 2014.

(f)	Income Taxes

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Foreign Currencies

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

The translation of Renminbi amounts into US$ amounts are included solely for the convenience of readers and have been made at US$1.00 = Rmb6.2046, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2014. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

(h)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common shares during fiscal 2012, 2013 and 2014.

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

(k)	Comprehensive Income

Comprehensive income represents changes in equity resulting from transactions and other events and circumstances from non-owner sources. Comprehensive income consists of net income (loss) and the foreign exchange differences arising from translation to the reporting currency and unrealized gains and losses on available-for-sale securities.

(l)	Recently Issued Accounting Pronouncements

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

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guideline is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not expect that the adoption will have a material impact on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its consolidated financial statements.

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

3. OTHER RECEIVABLES

Other receivables as of December 31, 2013 and 2014 represented a short-term advance to an independent third party company which was unsecured, non-interest bearing and had no fixed repayment terms. The amount was settled in full in March 2015.

4. INVESTMENTS

	2013	2014	2014
	Rmb	Rmb	US$
Trading securities:
Adjusted cost	78,291	73,531	11,851
Unrealized gains	4,098	936	151
Unrealized losses	(45,820)	(43,835)	(7,065)

Total at fair value	36,569	30,632	4,937

Equity securities listed in Hong Kong	19,433	11,602	1,870
Equity securities listed in Singapore	17,136	19,030	3,067

Total	36,569	30,632	4,937

Available-for-sale securities:
Equity securities listed in Hong Kong:
Cost	13,697	14,023	2,260
Impairment recognized in earnings	—	—	—

Adjusted amortized cost	13,697	14,023	2,260
Unrealized gains	7,041	5,664	913
Exchange differences	(108)	50	8

Total at fair value	20,630	19,737	3,181

As of the end of reporting period, the Company considers the declines in market value of its marketable securities in its investment portfolio not to be other than temporary in nature and no impairment is recorded. Fair values were determined using closing prices of each individual security in the investment portfolio. When evaluating an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s cost basis. No impairment loss was recognized for the years presented.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

5. DEPOSITS PAID FOR ACQUISITION OF INVESTMENTS

a)	On April 15, 2008, Wealth Faith, a direct, wholly-owned subsidiary, entered into a Memorandum of Understanding (“MOU”) with a third party for the acquisition of a 10% equity ownership interest in Always Rich Resources Inc. (“Always Rich”), an unrelated investment holding company. Always Rich indirectly holds a partial interest in a property under development and a parcel of land situated in Guangzhou, the PRC.

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

5. DEPOSITS PAID FOR ACQUISITION OF INVESTMENTS - continued

b)	On June 1, 2011, the Company, through Wealth Faith, entered into a Memorandum of Understanding under which Wealth Faith will acquire an equity interest from a third party in an investment holding company with the intention of jointly operating a golf and hotel complex in the PRC. Under the Memorandum of Understanding, refundable deposits amounting to HK$154,800 or Rmb127,278 have been paid to the third party. The deposits were funded by the settlement of the Convertible Notes of Rosedale Hotel Holdings Limited (“Rosedale”), which matured on July 7, 2011 and accrued interest that totaled HK$73,800 or Rmb59,778 and a refund of deposits paid for acquisition of a property investment company of Rmb67,500 (see (a) above).

On September 28, 2012, the Company entered into a definitive investment agreement (the “Agreement”) with a third party vendor. The Agreement provides for the purchase by Wealth Faith Limited of 40% of the equity interest in Million Cube Limited (“Million Cube”), a company incorporated in the BVI from the third party vendor at a consideration of HK$200,000 or approximately US$25,600.

The Company, through Wealth Faith, has previously deposited HK$154,800 or Rmb127,278 in earnest money with the third party vendor, which will be applied toward the purchase price. According to the Agreement, the earnest money is refundable in full, without interest, within one month from the date of the receipt of a written notice from the Company if the Company is not satisfied with the conditions precedent as stated in the Agreement. The transaction was completed in March 2015. As of December 31, 2013 and 2014, Million Cube was held 51% by the third party vendor and 49% by a company listed in Singapore, the chairman of which is Dr Allan Yap, the chairman, chief executive director and a director of the Company.

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

After the completion of Wealth Faith’s purchasing of 40% equity interests in Million Cube, Wealth Faith has a right to appoint one director to Million Cube’s board of directors. With the director’s nomination right and the 40% equity interests in Million Cube, the Company considers that they have significant influence in management decisions of Million Cube. Accordingly, the Company adopts equity method to account for the investment. In addition, since Million Cube has 45% of the issued capital and corresponding shareholder loans of Paragon; the Company, through the investments, effectively held approximately 18% of equity interests in Paragon after the completion of its purchasing of 40% equity interests in Million Cube.

ITC Properties retained a 55% equity interest in Paragon, then reduced its interest to 36.5% in February 2014 and further reduced it to 11% in April 2014.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

6. INCOME TAXES

The components of profit (loss) from operations before income tax are as follows:

	Year ended December 31,
	2012	2013	2014	2014
	Rmb	Rmb	Rmb	US$
The PRC	—	—	—	—
All other jurisdictions	2,931	9,938	(2,490)	(402)

	2,931	9,938	(2,490)	(402)

Income tax expense consists of:

Year ended December 31,
	2012	2013	2014	2014
	Rmb	Rmb	Rmb	US$
Current	—	—	—	—
Deferred	—	—	—	—

	—	—	—	—

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

6. INCOME TAXES - continued

Hong Kong

The Company and certain of its subsidiaries are operating in Hong Kong and their income taxes have been calculated by applying a profits tax rate of 16.5% to the estimated taxable income earned in or derived from Hong Kong.

The tax positions for the years 2007 to 2014 may be subject to examination by the Hong Kong tax authorities.

PRC

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

The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2013 and 2014, there is no interest and penalties related to uncertain tax positions.

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

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2013	2014	2014
	Rmb	Rmb	US$
Current deferred tax asset:
Tax losses	20,502	21,230	3,422
Valuation allowances	(20,502)	(21,230)	(3,422)

	—	—	—

Movement in valuation allowance:

	2013	2014	2014
	Rmb	Rmb	US$
At the beginning of the year	21,949	20,502	3,304
Current year movement	(1,447)	728	118

At the end of the year	20,502	21,230	3,422

The Group has total tax operating loss carry forwards of RMB124,257 and RMB128,664 as of December 31, 2013 and 2014, respectively, which are available for offset against future profits that may be carried forward indefinitely. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2012	2013	2014
Profits tax rate in Hong Kong	16.5%	16.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	(24.3%)	(5.4%)	1.7%
Change in valuation allowance	7.8%	(11.1%)	(18.2%)

Effective tax rate	—	—	—

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

The Company subsequently redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share and in September 2006, the Company converted the remaining outstanding 3,000,000 shares of Supervoting Common Stock into the same number of shares of Common Stock with a par value of US$0.01 each pursuant to the by-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as of December 31, 2013 and 2014.

Capital Stock

Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.

8. FAIR VALUE MEASUREMENTS

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

8. FAIR VALUE MEASUREMENTS - continued

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2014:

	Quoted prices In Active Market for Identical Assets (Level 1) Rmb	Significant Other Observable Inputs (Level 2) Rmb	Significant Unobservable Inputs (Level 3) Rmb	Balance as of December 31, 2013 Rmb
Current Assets:
Trading securities
- Equity securities listed in Hong Kong
- Hotel operations	2,540	—	—	2,540
- Gaming, entertainment and tourist-related	6,171	—	—	6,171
- Property development and investment	8,824	—	—	8,824
- Others	1,898	—	—	1,898

	19,433	—	—	19,433

- Equity securities listed in Singapore
- Business management and consultancy, and provision of telecommunications and information technology services (through an associate)	17,136	—	—	17,136

	36,569	—	—	36,569

Available-for-sale securities:
- Equity securities listed in Hong Kong
- Hotel operations	20,630	—	—	20,630

Total	57,199	—	—	57,199

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

8. FAIR VALUE MEASUREMENTS - continued

	Quoted prices In Active Market for Identical Assets (Level 1) Rmb	Significant Other Observable Inputs (Level 2) Rmb	Significant Unobservable Inputs (Level 3) Rmb	Balance as of December 31, 2014 Rmb
Current Assets:
Trading securities
- Equity securities listed in Hong Kong
- Hotel operations	2,429	—	—	2,429
- Gaming, entertainment and tourist-related	3,301	—	—	3,301
- Property development and investment	5,872	—	—	5,872
- Others	—	—	—	—

	11,602	—	—	11,602

- Equity securities listed in Singapore
- Business management and consultancy, and provision of telecommunications and information technology services (through an associate)	19,030	—	—	19,030

	30,632	—	—	30,632

Available-for-sale securities:
- Equity securities listed in Hong Kong
- Hotel operations	19,737	—	—	19,737

Total	50,369	—	—	50,369

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

9. COMMITMENTS AND CONTINGENCIES

There were no outstanding capital commitments as of December 31, 2013 or 2014.

10. DISTRIBUTION OF PROFIT

(a)	Dividends

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2012, 2013 and 2014.

(b)	Profit appropriation

As of December 31, 2013 and 2014, the Company had no distributable reserves.

11. RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

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

11. RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - continued

Due from/to Related Parties

	2013	2014	2014
	Rmb	Rmb	US$
Due from:
CSH[1] and its subsidiaries	87	—	—
GDI and its subsidiaries (“GDI Group”)	2	2	1
Hanny and its subsidiaries (except GDI Group)
(note 1)	312	320	51

	401	322	52

Due to:
CSH[1] and its subsidiaries	287	—	—

[1]	Ms Eva Chan Ling is the deputy chairman and a director of the Company. She is also an executive director of CSH until June 1, 2014 and the managing director of Rosedale.

As of December 31, 2013 and 2014, the Company held a 7.4% equity interest of Rosedale, of which 43,325,554 shares and 5,334,870 shares were recorded as available-for-sale securities and trading securities, respectively. Dr. Allan Yap is the chairman, chief executive director and a director of the Company. He is appointed as the chairman of Rosedale with effect from December 30, 2014.

As of December 31, 2013 and 2014, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms.

12. PAYABLES TO SECURITIES BROKERS

As of December 31, 2013 and 2014, the payables to securities brokers were bearing interest at 8% to 11.25% per annum, repayable on demand, and secured by trading and available-for-sale securities (note 13).

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

13. PLEDGE OF ASSETS

As of December 31, 2013 and 2014, trading and available-for-sale securities amounting to Rmb54,769 and Rmb48,045 (US$7,743) are collateralized to secure the security trading margin facilities of the Company.

14. CONCENTRATION OF CREDIT RISK

As of December 31, 2013 and 2014, approximately 99.6% and 99.1% respectively of the Company’s cash is maintained with one bank within Taiwan. To protect the interest of depositors, Taiwan introduced deposit insurance which provides maximum compensation of NT$3,000 (approximately RMB590) per depositor if a bank becomes bankrupt. The Company has not experienced any losses due to the bank failure and monitors the soundness and the credit ratings of the bank on a periodic basis. Thus, the Company believes it is currently not exposed to any material risks on its bank deposits with the bank.

15. MARKET RATE RISK

On August 11, 2015, the PBOC has cut the RMB’s reference rate by 1.9 percent, sparking the sharpest fall in the currency since the dollar peg ended a decade ago. The move by the PBOC comes amid growing signs of a deepening slowdown in the mainland economy. The PBOC said that the reference rate move was a one-time adjustment, and it will strengthen the market’s role in the fixing of the rate and promote the convergence of the onshore and offshore rates. The PBOC also said it will keep the currency stable at a reasonable level.

16. SUBSEQUENT EVENTS

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

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company’s Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

4(a)1	Contract dated November 21, 2011 between CZ Tire Holdings Limited and the Company for the sale of the Company’s ownership interest in Hangzhou Zhongce Rubber Company Limited (incorporated by reference to Exhibit 4(a)1 to the Company’s Form 20-F for the fiscal year ended December 31, 2010)

4(a)2	Contract dated September 28, 2012 between Fortuneasy Limited and Wealth Faith Limited, a wholly owned subsidiary of the Company, for the purchase of shares of Million Cube Limited by Wealth Faith Limited (incorporated by reference to Exhibit 4(a)2 to the Company’s Form 20-F for the fiscal year ended December 31, 2010)

8	Subsidiaries of the Company

12(1)	Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12(2)	Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13(1)	Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13(2)	Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14(1)	Code of Ethics for Chief Executive and Senior Financial Officers

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

China Enterprises Limited (Registrant)

/s/ Ken Lau
KEN LAU
Chief Financial Officer

Date: December 21, 2015

EXHIBITS INDEX

Exhibit Number	Description

1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company’s Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

4(a)1	Contract dated November 21, 2011 between CZ Tire Holdings Limited and the Company for the sale of the Company’s ownership interest in Hangzhou Zhongce Rubber Company Limited (incorporated by reference to Exhibit 4(a)1 to the Company’s Form 20-F for the fiscal year ended December 31, 2010)

4(a)2	Contract dated September 28, 2012 between Fortuneasy Limited and Wealth Faith Limited, a wholly owned subsidiary of the Company, for the purchase of shares of Million Cube Limited by Wealth Faith Limited (incorporated by reference to Exhibit 4(a)2 to the Company’s Form 20-F for the fiscal year ended December 31, 2010)

8	Subsidiaries of the Company

12(1)	Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12(2)	Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13(1)	Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13(2)	Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14(1)	Code of Ethics for Chief Executive and Senior Financial Officers

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith