Form 20-F
period 2015-12-31
CHINA ENTERPRISES LTD
filed 2016-05-17
CIK 908256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Ken Lau, Chief Financial Officer

China Enterprises Limited

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

Common stock, par value $0.01 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Common Stock: 9,017,310 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes     ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2015 contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

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

In addition to the factors and matters discussed elsewhere herein, there are a number of important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, including, without limitation, the strength of world economies and currencies, general market conditions, changes in general domestic and international political conditions, and other matters described in the “Risk Factors” section included in this Annual Report or otherwise described in the reports the Company files with the U.S. Securities and Exchange Commission, or the SEC.

EXCHANGE RATE INFORMATION

Unless otherwise specified, all references in this document to “U.S. Dollars”, “Dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of the People’s Republic of China, or the “PRC” or “China”; and all references to “HK$” are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region, or “Hong Kong”. Where made for the convenience of the reader, conversions of amounts from Renminbi to U.S. Dollars have been made in this document at US$1.00 to Rmb6.4778, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2015. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See the section “Exchange Rate Information” under “Item 3. Key Information” in this Annual Report for more details on the exchange rate between Renminbi and US Dollars.

References and statements contained in this document regarding China do not apply to Taiwan or the Republic of China.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015. The Consolidated Statements of Operations Data for each of the three years in the period ended December 31, 2015 and the Consolidated Balance Sheets Data as of December 31, 2014 and 2015 have been derived from the audited consolidated financial statements, or the “Consolidated Financial Statements”, included in Item 17 “Financial Statements” of this Annual Report. The Consolidated Statements of Operations Data for the years ended December 31, 2011 and 2012 and the Consolidated Balance Sheets Data as of December 31, 2011, 2012 and 2013, as set forth below, have been derived from audited consolidated financial statements not included in this Annual Report. The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes.

Selected Consolidated Financial Information of the Company

(Amounts in thousands, except number of shares, their par values and per share data)

	Year ended December 31,
	2011(b)	2012	2013	2014	2015
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
Consolidated Statements of Operations Data:
Revenues	—	—	—	—	—	—
Loss from operations	(4,186)	(1,708)	(1,762)	(2,148)	(2,803)	(433)
Net (loss) income	(274,955)	2,931	9,938	(2,490)	4,062	626
Basic and diluted (loss) earnings per common share (a)	(30.49)	0.33	1.10	(0.28)	0.45	0.07
Weighted-average number of common shares outstanding (a)	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310
Consolidated Balance Sheets Data :
Total assets	721,172	701,312	632,879	639,607	668,582	103,211
Shareholders’ equity/Net assets	597,752	597,135	599,897	607,358	634,655	97,974
Common stock — par value US$0.01 per share	770	770	770	770	770	119

Notes:

(a)	The calculation of basic and diluted (loss) earnings per common share from 2011 to 2015 is based on the weighted-average number of shares of common stock outstanding during each of the years ended December 31, 2011 to 2015. The number of shares of common stock outstanding for 2011 to 2015 was 9,017,310. There were no dilutive securities issued or outstanding for any of the periods presented.
(b)	In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce Rubber Co., Ltd or Hangzhou Zhongce, and it ceased to be an equity method affiliate of the Company thereafter.

Exchange Rate Information

The Consolidated Financial Statements are published and denominated in Renminbi. Where made for the convenience of the reader, conversion of amounts from Renminbi to U.S. Dollars has been made in this document at US$1.00 to Rmb6.4778, the noon buying rate certified by the Federal Reserve Bank of New York on December 31, 2015. For the purpose of this Annual Report, the latest practicable date with respect to share and certain exchange rate information is April 29, 2016. As of April 29, 2016, the noon buying rate certified by the Federal Reserve Bank of New York was US$1.00 to Rmb6.4738. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

The following table sets forth the average unified exchange rates for each of the years ended December 31, 2011, 2012, 2013, 2014 and 2015:

	Year Ended December 31,
	2011	2012	2013	2014	2015
(Rmb equivalent of US$1.00)	Rmb	Rmb	Rmb	Rmb	Rmb
At unified exchange rate
- average rate calculated by using the average of the exchange rates on the last day of each month during each period.	6.45	6.31	6.14	6.17	6.29

The following table sets forth the high and low exchange rates for each month during the previous six months:

	At Unified Exchange Rate
(Rmb equivalent of US$1.00) Month Ended	High	Low
April 30, 2016	6.50	6.46
March 31, 2016	6.55	6.45
February 29, 2016	6.58	6.52
January 31, 2016	6.59	6.52
December 31, 2015	6.49	6.39
November 30, 2015	6.39	6.32

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

While the Company believes that in the past, through its subsidiaries and affiliates, it has actively engaged in operating businesses and did not meet the definition of an investment company for purposes of the United States Investment Company Act of 1940, or the 1940 Act, depending on the composition and valuation of the Company’s assets and the sources of the Company’s income from time to time, including after the consummation of the transactions during 2012 to 2015 described in Item 4.A., History and Development of the Company, the Company may fall within the technical definition of the term “investment company” for purposes of the 1940 Act. The Company is not registered, nor is it eligible to register under the 1940 Act. As a result, if the Company is deemed to be an investment company under the 1940 Act, the Company’s operations and results may be negatively impacted. For example, among other possible effects and so long as the Company is an investment company, it would neither be able to raise capital through the offer and sale of its securities in the United States nor to conduct business in the United States. The Company may be unable to continue operating as it currently does and might need to acquire or sell assets that it would not otherwise acquire or sell in order to avoid continuing to be deemed an “investment company” as defined under the 1940 Act.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT ITS BUSINESS STRATEGY, IN WHICH CASE ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WOULD SUFFER

In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company. In addition, all of the subsidiaries of the Company were inactive during fiscal years 2014 and 2015. Despite the Company’s efforts to identify new investments, it has had limited success in doing so and, if it does identify new investments, it may not be able to consummate their acquisition. Even if the Company successfully identifies and consummates the acquisition of new investments, the acquisition of new businesses and business lines carries substantial risk and uncertainties. Depending on the specific acquisition, there may be risks relating to the acquired business itself, risks relating to the industry in which the business operates and risks relating to the Company itself.

THE COMPANY MAY NOT BE ABLE TO FINANCE ACQUISITIONS, STRATEGIC INVESTMENTS OR OTHER EXPANSIONS OR MAY INCUR FINANCIAL OBLIGATIONS OR LIABILITIES IN CONNECTION WITH ANY ACQUISITION OR EXPANSION

Although as of December 31, 2015, the Company believes it had a strong cash position, the Company may experience difficulty in funding acquisitions, investments or expansion. The Company may fund any such activities through bank loans or other debt financing and could incur an increase in debt or other liabilities in connection with any acquisitions, strategic investments or other expansions.

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

DIVERSIFICATION MAY RESULT IN LOWERED RESPONSIVENESS TO CYCLICAL CHANGES OF DIFFERENT BUSINESSES

Any diversification of the Company’s businesses, including through any investments in other businesses, will result in assets, resources and management being committed or allocated to businesses in different fields. As a result, the Company’s flexibility in responding to seasonal changes or periodic fluctuations in the business cycle in a particular business operation may be limited.

THE COMPANY BELIEVES IT WAS CLASSIFIED AS A “PASSIVE FOREIGN INVESTMENT COMPANY” WHICH COULD HAVE A NEGATIVE IMPACT ON U.S. HOLDERS

U.S. investors in the Company’s common stock should be aware that the Company believes it was classified as a passive foreign investment company, or PFIC, during the tax year ended December 31, 2015, and based on current business plans and financial expectations, the Company believes that it may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of the Company’s common stock, or any so-called “excess distribution” received on such common stock, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to such common stock. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that the Company did not satisfy record keeping requirements that apply to a qualified electing fund for its tax year ended December 31, 2015 and there can be no assurance that the Company will in the future satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders are required to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Company common stock. This paragraph is qualified in its entirety by the discussion below under the heading “Taxation — Certain Material U.S. Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common stock.

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

Undetected internal control weaknesses or controls that function ineffectively represent a risk of loss or financial misstatement. Internal control over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Company fails to maintain the adequacy of its internal controls as it has at times in the past, including any failure to implement required new or improved controls, or if it experiences difficulties in the implementation of internal controls, the Company’s business and operating results could be harmed, and it could fail to meet its reporting obligations. As of December 31, 2014, for example, management concluded that the Company’s internal control over financial reporting was ineffective and identified a material weakness, similar to prior years, concerning the Company’s internal accounting staff’s lack of understanding of complex accounting issues related to U.S. generally accepted accounting principles, including accounting for income taxes. In response, the Company engaged external consultants to perform a number of tasks to prepare specific accounting analysis.

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

Because the Company is a non-accelerated filer, the Company is also not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. As a result, investors may have less confidence in the assessment of the Company’s internal controls over financial reporting performed by management, and our stock may be less attractive.

Risks Related to Doing Business in China

THE COMPANY’S BUSINESS FOCUS ON THE GREATER CHINA REGION SUBJECTS THE COMPANY AND ITS BUSINESS TO THE POLITICAL, ECONOMIC AND OTHER DEVELOPMENTS IN THE REGION

As a result of the Company’s traditional business focus on the Greater China Region, the Company’s business and its financial and operating results may be affected by significant political, economic, social and cultural developments in the region. A substantial portion of the Company’s investment opportunities, major businesses which are located in China, are dependent in large part on the performance of the Chinese economy and Chinese government policy. As a result, the future financial condition and results of operations of the Company could be adversely affected by slowdowns in the Chinese economy, Chinese macroeconomic policies that de-emphasize the development of industries that utilize products or services of the Company or other governmental policies, including changes in laws, regulations or the interpretation thereof; confiscatory taxation; restrictions on currency conversion, imports or sources of supplies; or the expropriation or nationalization of private enterprises. Any measures or actions taken by the Chinese government to control industries that utilize products or services of the Company could restrict their business operations and adversely affect the financial positions of the Company.

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

        The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollars and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the PBOC’s daily exchange rate. On August 11, 2015, the PBOC cut the Renminbi exchange’s reference rate by a record of 1.9%, sparking the sharpest fall in the currency since the U.S. dollars peg ended a decade ago, in order to proceed further with reform of the Renminbi exchange rate regime. This cut could result in a further and more significant floatation in the RMB’s value against the U.S. Dollar.

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

LEGAL SYSTEM DIFFERENCES BETWEEN THE GREATER CHINA REGION AND THE UNITED STATES OF AMERICA COULD IMPACT INVESTORS

Unlike common law systems in certain parts of the Western world, China has a civil law system based on written statutes and, therefore, decided legal cases are without binding legal effect, although they are often followed by judges as guidance. As the Chinese legal system develops, the promulgation of new laws, changes to existing laws and the preemption of local regulations by national laws may adversely affect the interests of foreign investors.

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

Our independent registered public accounting firms that issue the audit reports included in our annual reports filed with the SEC as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the applicable laws of the United States and professional standards. Because the audit documentation relating to our audits is located in the People’s Republic of China, a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities, such auditors, like other independent registered public accounting firms operating in China, are not currently inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the Chinese Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

PROCEEDINGS INSTITUTED BY THE SEC AGAINST FIVE PRC-BASED ACCOUNTING FIRMS COULD RESULT IN ADVERSE IMPACT ON OUR BUSINESS AND PRICE OF OUR STOCK

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC-based units of five accounting firms. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

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

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, public companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in SEC’s revocation of the registration of their shares under the Exchange Act, including possible delisting. Moreover, although our independent registered public accounting firm was not named as a defendant in the above SEC administrative proceedings, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, U.S. public companies, including us, and the market price of our shares may be adversely affected.

WE MAY FACE UNCERTAINTIES REGARDING INDIRECT TRANSFERS OF EQUITY INTERESTS IN PRC RESIDENT ENTERPRISES BY A NON-RESIDENT ENTERPRISE

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

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets, may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10%, for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. In addition, the transferors and transferees may be subject to the tax filing obligation, while the PRC subsidiaries or affiliates may be requested to assist in the filing.

We may face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries or affiliates may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Risks Related to Our Capital Stock

LIMITED LIQUIDITY IN THE COMPANY’S SECURITIES MAY MAKE IT DIFFICULT TO SELL SHARES

The public trading market for our common stock is limited. Beginning in November 2002, our common stock was traded on the OTC Securities Marketplace. The OTC Securities Marketplace is an inter-dealer, over-the-counter market that provides significantly less liquidity than other markets. As a foreign private issuer whose business is substantially in China and other Asian markets, the Company has less exposure in the U.S. capital markets than comparable U.S. issuers. In addition, the Company has a relatively small public float of its securities. These and other general economic, industry or Company factors may result in low trading volumes or prices of the Company’s securities. Accordingly, shareholders of the Company bear risks regarding the liquidity of the Company’s shares and may not be able to sell shares in desired quantities, at desired times or desired prices, or a combination thereof.

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

In 2001, the Company decided to reorganize its operations to improve its financial performance. The Company began to dispose of loss-making subsidiaries and tried to diversify its business. In early 2002, the Company acquired a substantive equity interest of approximately 35% in Rosedale Hotel Holdings Limited, or Rosedale, which allowed it to diversify its business into the travel industry. In fiscal year 2003, the Company further completed its disposals of its loss-making subsidiaries, Yinchuan CSI (Greatwall) Rubber Co., Limited, and the Company’s remaining interests in Double Happiness Tyre Industries Corporation Limited, and ceased to account for the results of operations and the assets and liabilities of these subsidiaries from their respective disposal dates.

In order to realize part of its investment, the Company entered into a contract to sell a 25% interest in its subsidiary Hangzhou Zhongce, a PRC company, on June 15, 2003. As a result, the Company reduced its interest in Hangzhou Zhongce from 51% to 26%. The sale was completed in September 2003 and Hangzhou Zhongce became an equity method affiliate of the Company.

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

The Company, through Manwide Holdings Limited, a then direct wholly-owned subsidiary, entered into a conditional sale and purchase agreement dated June 16, 2004 with an independent third party, Shanghai Jiu Sheng Investment Limited, or Jiu Sheng, for the acquisition and further development of Xiang Zhang Garden, a parcel of land containing a 24-story building under construction located in Shanghai, PRC. In June 2005, the Company commenced legal proceedings against Jiu Sheng, among other things, to demand that Jiu Sheng meet its obligations under the two agreements related to the purchase of Xiang Zhang Garden and petitioned a PRC court for an injunction order to prevent Xiang Zhang Garden from being transferred to the secured creditors of Jiu Sheng and the main contractor. In June 2006, the People’s High Court of the City of Shanghai ruled in favor of the Company and ordered Jiu Sheng to continue fulfilling its obligations under the applicable agreements and to proceed with the transfer of legal title of Xiang Zhang Garden to the Company. The judgment also required Jiu Sheng to pay Rmb5.9 million to the Company as compensation for the breach of the sale and purchase agreements. In August 2006, we petitioned the People’s High Court of Shanghai for a court execution order to enforce the June 2006 judgment against Jiu Sheng. In March 2008, we entered into a settlement agreement with Jiu Sheng whereby the Company disclaimed its rights in Xiang Zhang Garden in exchange for a payment of Rmb75 million, which was received in April 2008. A gain of Rmb17 million was recognized in the consolidated statement of operations for the year ended December 31, 2008.

In March 2008, Hanny Holdings Limited (a publicly listed company in Hong Kong), or Hanny, and certain of its subsidiaries entered into conditional sale and purchase agreements with an independent third party whereby it disposed of a 29.2% interest in us for cash consideration of approximately Rmb142 million. The sale closed on May 8, 2008. Following this sale, Hanny’s interest in the Company decreased from approximately 55.3% to 28.95% and the Company ceased to be a majority-owned subsidiary of Hanny.

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

In its Report on Form 6-K filed with the SEC on November 21, 2011, the Company reported that it had entered into a definitive agreement with CZ Tire Holdings Limited, or CZ. The Agreement provided for the sale of all of the Company’s ownership interests in Hangzhou Zhongce to CZ for Rmb600 million or approximately US$95.33 million in cash. The Company reported the closing of the transaction in its Report on Form 6-K filed with the SEC on November 28, 2011.

In its Report on Form 6-K filed with the SEC on October 4, 2012, the Company reported that its wholly owned subsidiary, Wealth Faith Limited, or Wealth Faith, had entered into a definitive agreement with Fortuneasy Limited, or Fortuneasy. The agreement provides for the purchase by Wealth Faith of 40% of the shares of Million Cube Limited, or Million Cube from Fortuneasy. The total purchase price for the shares being acquired by Wealth Faith is HK$200 million or approximately US$25.6 million. The Company, through Wealth Faith, previously deposited HK$154.8 million or approximately Rmb127.3 million in earnest money with Fortuneasy, which was applied toward the purchase price. As provided in the agreement, Million Cube has acquired 45% of the issued share capital and corresponding shareholder loans of Paragon Winner Company Limited, or Paragon. Paragon was formed to invest in a joint venture that has developed and operated the Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, People’s Republic of China and that is seeking to develop a related hotel and resort complex at such resort. The transaction was completed in March 2015.

Following the closing of the transaction and pursuant to the Agreement, the Company has appointed one director to Million Cube’s board of directors. The Company has continued to seek new strategic investment opportunities in the PRC, including Hong Kong. Apart from the golf resort business, the Company is also looking at other potential investments and has a long term goal to build a platform of value-added and productive businesses under the strategic direction of the Company whereby it can exercise significant influence over the financial and operating decisions of its investees, and then have a degree of responsibility for the return on its investments.

The Company is a holding company and had interests in a number of subsidiaries as of December 31, 2015. The principal interests of the Company were as follows:

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

B. BUSINESS OVERVIEW

The financial results of the Company were previously dependent on its equity share of the results from Hangzhou Zhongce, which the Company disposed of in November 2011. The financial results of the Company now largely are attributable to investing activities. All of the majority and wholly owned subsidiaries of the Company were inactive during fiscal years 2013, 2014 and 2015 (other than Wealth Faith’s acquisition of 40% of the shares of Million Cube). The Company is actively seeking new investment opportunities.

Million Cube

Million Cube is incorporated in the British Virgin Islands and is engaged in investment holding. Million Cube holds 45% of the issued share capital and corresponding shareholder loans of Paragon Winner Company Limited, or Paragon. Paragon was incorporated in the British Virgin Islands and formed to invest in a joint venture that has developed and operated the Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, the People’s Republic of China. As a result of the Million Cube acquisition, the Company indirectly owns approximately 18% of Paragon.

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

Rosedale

Rosedale is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on the Hong Kong Stock Exchange, or HKSE. Its principal subsidiaries are engaged in the business of hotel investment and trading of securities.

In 2002, the Company diversified into the travel business through an investment in Rosedale. However, following the disposal of a significant portion of its equity interest during fiscal year 2007, the Company’s equity interest in Rosedale decreased to 12.77% and was subsequently reclassified as trading securities of the Company. As of December 31, 2015, the equity interest had further decreased to 7.40%.

C. ORGANIZATIONAL STRUCTURE

As of December 31, 2015, the principal subsidiaries of the Company were:

	Country of Incorporation	Principal Activities	Company’s Ownership Interest
Consolidated Subsidiary			Directly	Indirectly
Cosmos Regent Ltd	BVI	Investment holding	100%	—
Cyber Generation Limited	BVI	Investment holding	100%	—
Great Windfall Agents Limited	BVI	Investment holding	100%	—
Million Good Limited	BVI	Investment holding	100%	—
Orion Tire Corporation	USA	Investment holding	60%	—
Orion (B.V.I.) Tire Corporation	BVI	Investment holding	60%	—
Supreme Solutions Limited	BVI	Investment holding	100%	—
Ventures Kingdom Limited	BVI	Investment holding	100%	—
Wealth Faith Limited	BVI	Investment holding	100%	—
Whole Good Limited	BVI	Investment holding	100%	—

D. PROPERTY, PLANTS AND EQUIPMENT

The registered office of the Company is located at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda. Only corporate administrative matters are conducted at this office, through the Company’s agent, MUFG Fund Services (Bermuda) Limited (formerly known as Butterfield Fulcrum Group (Bermuda) Limited). The Company’s principal executive office is located at 25th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong. The Company neither owns nor leases real property in Bermuda, Hong Kong, China or elsewhere. Space for use as the Company’s executive offices in Hong Kong is provided to the Company without charge by Dr. Yap, the Company’s Chairman.

The Company did not incur any principal capital expenditures, investment and divestitures over the last three years ended December 31, 2015 other than with respect to the acquisition of 40% of the shares of Million Cube.

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

Long-term Investment

In accordance with ASC 325-20, Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Company’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. No impairment loss had been recorded for the year ended December 31, 2015.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, valuation allowances for deferred tax assets and impairment with respect to i) deposits paid for acquisition of investments, ii) trading securities, iii) available-for-sale securities, and iv) long- term investment.

Results of Operations: Fiscal year ended December 31, 2015 compared with fiscal year ended December 31, 2014

For 2015, the Company recorded a consolidated net profit of Rmb4.1 million, or Rmb0.45 per share. By comparison, the net loss and the loss per share in 2014 were Rmb2.5 million and Rmb0.28, respectively.

The Rmb2.8 million loss from operating activities represented the general and administrative expenses incurred for the year ended December 31, 2015. General and administrative expenses were comprised of expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2014 were Rmb2.1 million.

Apart from the general and administrative expenses of Rmb2.8 million, components of net profit of Rmb4.1 million for the year ended December 31, 2015 were interest income of Rmb0.1 million, unrealized gain recognized on trading securities of Rmb10.0 million, offset by interest expense of Rmb0.6 million, net realized loss recognized on disposal of securities of Rmb0.4 million and an exchange loss of Rmb2.2 million.

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

Results of Operations: Fiscal year ended December 31, 2014 compared with fiscal year ended December 31, 2013

For 2014, the Company recorded consolidated net loss of Rmb2.5 million, or Rmb0.28 loss per share. By comparison, the net profit and the earnings per share in 2013 were Rmb9.9 million and Rmb1.10, respectively.

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

Impact of Inflation

Inflation and deflation in the PRC and Hong Kong has not had a material effect on our pastoperating results.

Impact of Tax Regulations

For the impact of tax regulations on the Company, see Note 7 to the Consolidated Financial Statements of the Company included in “Item 17. Financial Statements”.

B. LIQUIDITY AND CAPITAL RESOURCES

For 2015, cash for financing the operations of the Company was principally obtained through the disposal of trading securities. During 2014 and 2015, the Company still saw a continuation of challenging financial and economic conditions. Although some signs of improvement have started to emerge, the performance of key economies, including China, remains uncertain.

The Company’s working capital, calculated as current assets less current liabilities, remained at a similar level in 2015 and 2014. Working capital was Rmb449.3 million as of December 31, 2015 and was Rmb460.3 million as of December 31, 2014.

Over the last few years, cash flow for financing the operations of the Company was primarily obtained from the disposal of trading securities. As at December 31, 2015, the Company still held approximately Rmb44.8 million of marketable securities. In 2015, the Company had net cash used in operating activities of approximately Rmb6.5 million compared to net cash provided by operating activities of approximately Rmb0.2 million in 2014. The operating cash outflows were mainly caused by cash used for general and administrative expense and changes in operating assets and liabilities. The net cash used in investing activities and financing activities in 2015 was approximately Rmb14.7 million and RmbNil, respectively, compared with Rmb1.9 million provided by investing activities and Rmb0.3 million used in financing activities in 2014. The investing cash inflows were mainly related to proceeds from trading securities and the payment for long-term investment, Million Cube, in 2015, advances to unrelated parties, proceeds from trading securities and changes in payables to securities brokers in 2014. The financing cash flows were mainly related to changes in amounts due to related parties in 2014.

Other than the acquisition of 40% of the shares of Million Cube as described in Item 4 of this Form 20-F, no transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Company have been entered into during 2015. In management’s opinion, the Company has sufficient cash and cash equivalents, notes receivable and trading securities to support its working capital for its present requirements.

For the years ended December 31, 2014 and 2015, the Company had no expenditures for property, plant and equipment.

Cash and cash equivalents of the Company increased to Rmb455.7 million at December 31, 2015 from approximately Rmb453.0 million at December 31, 2014, of which Rmb441.1 million (approximately US$68.1 million) were U.S. dollar deposits included in cash and cash equivalents.

There are no material restrictions, including foreign exchange controls, on the ability of the Company’s subsidiaries to transfer funds to the Company in the form of cash dividends, loans, advances or product/material purchases. See “Dividend Policy” under Item 8 below for more information.

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

D. TREND INFORMATION

Following the disposal of its entire interest in Hangzhou Zhongce and the acquisition of 40% of the shares of Million Cube (please refer to Item 4 for details), the Company continues to position itself as a conglomerate investor in China and anticipates that it will maintain its conservative and cautious investment posture in the coming year and to continue its efforts to explore new investment opportunities.

E. OFF-BALANCE SHEET ARRANGEMENTS

For the year of 2015, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Additionally, the Company had not undertaken any guarantees as of December 31, 2015.

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

As of December 31, 2014 and 2015, the Company did not have any contractual obligations and commercial commitments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position	Since
Allan Yap	60	Chairman, Chief Executive Officer and Director	2001
Eva Chan Ling	50	Deputy Chairman and Director	2004
Dorothy Law	46	Director	2000
Richard Whittall	57	Independent Director and Audit Committee Member	2000
Lien Kait Long	68	Director	1999
Sin Chi Fai	56	Independent Director and Audit Committee Member	2010
Ken Lau	44	Chief Financial Officer	2014

There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above. None of the directors or executive officers was elected or appointed pursuant to an arrangement or understanding with any third party.

Biographies of Directors and Senior Management

Dr. Allan Yap, age 60, is the chairman, chief executive officer and a director of the Company. He holds an honorary degree of Doctor of Laws and has over 30 years’ experience in finance, investment and banking. Dr. Yap is the chairman and executive director of Hanny, Rosedale and Meike International Holdings Limited, and the chairman and non-executive director of SMI Holdings Group Limited, all of which are publicly listed companies in Hong Kong. He is also the chairman and chief executive officer of Burcon NutraScience Corporation, a company whose shares are listed on the Toronto Stock Exchange in Canada, NASDAQ Stock Exchange in the United States and the Frankfurt Stock Exchange in Germany. Dr. Yap is an executive chairman of Hanwell Holdings Limited (formerly known as PSC Corporation Limited) and Tat Seng Packaging Group Limited; both are publicly listed companies in Singapore. He was also the chairman of MRI Holdings Limited, which had been deregistered on February 28, 2015. Dr. Yap had been an executive chairman of Intraco Limited, a public listed company in Singapore, and resigned on December 6, 2012. He had also been an executive director of Big Media Group Limited (now known as Neo Telemedia Limited) and See Corporation Limited, all are publicly listed companies in Hong Kong, and resigned on July 20, 2009 and June 13, 2011, respectively. Dr. Yap was an alternate director of Television Broadcasts Limited, a listed company in Hong Kong, and resigned on December 29, 2015. Dr. Yap was appointed as the chairman and chief executive officer of the Company on December 1, 2004.

Ms. Chan Ling, Eva, age 50, is a deputy chairman and a director of the Company. She has over 25 years’ experience in auditing, accounting and finance in both international accounting firms and listed companies. Ms. Chan is a member of the Chartered Accountants in Australia and New Zealand, a fellow member of the Association of Chartered Certified Accountants and also a practicing member of the Hong Kong Institute of Certified Public Accountants. Effective from June 1, 2009, Ms. Chan is the managing director of Rosedale. She was also a director of MRI Holdings Limited. She had been an executive director of China Strategic Holdings Limited, and an independent non-executive director of each of Well Way Group Limited (now known as Global Mastermind Holdings Limited) and Wonson International Holdings Limited (now known as China Ocean Industry Group Limited), both are publicly listed companies in Hong Kong, and resigned on June 1, 2014, and June 23, 2014 and August 13, 2008 respectively. Ms. Chan was appointed as deputy chairman of the Company on December 1, 2004.

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

Mr. Richard Whittall, age 57, is an independent director and the chairman of the audit committee of the Company. He is the President of Watershed Capital Holdings Inc., an investment banking firm, based in Vancouver, British Columbia, Canada. Mr. Whittall has over 23 years’ experience in investment banking, advising domestic and international companies in the areas of fund raising, mergers, acquisitions, divestitures and strategic business alliances. Mr. Whittall currently serves as a director of a number of public and private companies, including GVIC Communications Corp., Canadian General Investments Limited and Canadian World Fund Limited.

Mr. Lien Kait Long, age 68, is a director of the Company. Mr. Lien holds a bachelor’s degree in commerce and is a fellow member of the Institute of Singapore Chartered Accountants (ISCA) and CPA Australia. He has extensive experience in finance, corporate management and business investment. He has held a number of senior management positions as well as executive directorships in various public and private corporations in Singapore, Hong Kong and China. Mr. Lien currently serves as an independent director on the board of several Singapore and Chinese Companies listed on the Singapore Exchange Securities Trading Limited. He was also a director of MRI Holdings Limited.

Mr. Sin Chi Fai, age 56, is appointed an independent director and an audit committee member of the Company on June 9, 2010. Mr. Sin obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 17 years’ experience in banking field and has over 17 years’ sales and marketing experience in information technology industries. Mr. Sin currently serves as an independent non-executive director of Rosedale and Hanny, both publicly listed companies in Hong Kong. Mr. Sin is also currently a director and shareholder of a Singapore company engaged in the distribution of data storage media and computer-related products throughout Asia. Mr. Sin had been an independent non-executive director, member of the audit committee, and member of the remuneration committee of China Strategic Holdings Limited, and Wonson International Holdings Limited (now known as China Ocean Industry Group Limited), both publicly listed companies in Hong Kong, and resigned on October 30, 2007 and May 15, 2008 respectively.

Mr. Ken Lau, aged 44, was appointed as the Chief Financial Officer of the Company on May 15, 2014. Mr. Lau is a member of CPA Australia and a certificate holder of American Institute of Certified Public Accountants. He has about 20 years of progressive accounting experience through management roles for a variety of public and private multinational corporations.

B. COMPENSATION

For the year ended December 31, 2015, the aggregate amount of compensation paid by the Company and its subsidiaries to the Company’s directors and executive officers, for service in all capacities, was approximately Rmb694,450 (approximately US$107,480). The grant of bonuses is determined at the discretion of the board of directors. No bonuses were granted or paid in the year 2015.

The following table summarizes the compensation received by our executive and non-executive directors and senior management for the year 2015.

Name	Total Salary (USD)	Total Salary (Rmb)
Executive Director
Allan Yap	20,000	129,556
Eva Chan Ling	20,000	129,556
Non-Executive Director
Dorothy Law	20,000	129,556
Lien Kait Long	20,000	129,556
Richard Whittall	20,000	129,556
Sin Chi Fai	7,480	46,670

No officer or director received any non-cash compensation in 2015.

C. BOARD PRACTICES

The 2016 annual general meeting of the Company will be held as soon as practicable, and the shareholders of the Company will be asked to re-elect the directors in the forthcoming annual general meeting of the Company.

No director of the Company has entered into any service contract nor is entitled to any benefits upon termination of service with the Company.

The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. During the year 2015 and as of the date of this filing, the audit committee of the Company consisted of Mr. Richard Whittall and Mr. Sin Chi Fai.

D. EMPLOYEES

As of December 31, 2013, 2014 and 2015, the Company had no employees other than the senior management identified above.

E. SHARE OWNERSHIP

As of December 31, 2015, none of the Company’s directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations, other than Dr. Yap and Mr. Sin, the Chairman and a director, respectively, of Hanny Holdings Limited.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Based on filings on Schedule 13G under the Exchange Act and public announcements/circulars/annual reports of Hanny pursuant to the Listing Rules of HKSE, as of December 31, 2015, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company:

Name of holder	Number of shares held	Percentage of class
Hanny Holdings Limited (1)	2,610,600	28.95%
William F. Harnisch (2)	467,175	5.18%

(1)	On July 30, 2015, Hanny disclosed in its annual report 2014-2015 that it held an equity interest of 28.95% in the issued share capital of the Company as of March 31, 2014 and 2015.
(2)	According to Amendment No.10 to a report on Schedule 13G/A dated February 16, 2016, the 467,175 shares beneficially owned by William F. Harnisch as of December 31, 2015, representing 5.18% equity interest in the Company, consisted of (A) 79,800 shares beneficially owned individually by Mr. Harnisch; and (B)(i) 218,775 shares beneficially owned by Grenadier Fund; (ii) 116,100 shares beneficially owned by Triumph Fund II L.P.; and (iii) 52,500 shares beneficially owned by Peconic Partners International Fund Ltd., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above-mentioned clients.

Neither of the shareholders listed in the table above have different voting rights than the Company’s shareholders generally.

According to the shareholders list provided to the Company by its transfer agent, there were 50 shareholders (representing all issued common stock of 9,017,310 shares) of record of the Company’s common stock as of April 30, 2016.

B. RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions:

	2014	2015	2015
	Rmb’000	Rmb’000	USD’000
Due from:
GDI and its subsidiaries (“GDI Group”)	2	—	—
Hanny and its subsidiaries (except GDI Group)	320	335	52

	322	335	52

China Strategic Holdings Limited (“CSH”), a public company listed on the HKSE was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny, a public company listed on the HKSE. In June 2006, Hanny acquired a controlling interest in GDI and became the parent company. On December 8, 2006, Hanny became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and, as a result, ITC became the ultimate parent company. On May 18, 2007, Hanny ceased to be a subsidiary of ITC and Hanny became the ultimate parent of the Company until 2008 when Hanny reduced its equity interest in the Company. Following the completion of the distribution of its Hanny shares to its shareholders in November 2010, ITC’s interests in Hanny dropped from 42% to 0.1%. As of December 31, 2015, Hanny held a 28.95% equity interest in the Company, as disclosed in its annual report 2014-2015.

As of December 31, 2014 and 2015, the amounts due from related parties were unsecured, non-interest bearing and had no fixed repayment terms.

In addition, as of December 31, 2014 and 2015, the Company held a 7.4% equity interest in Rosedale. Dr. Yap serves as chairman of Rosedale, Ms. Chan serves as its managing director and Mr. Sin serves as an independent non-executive director of Rosedale.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the Consolidated Financial Statements to the Company included in “Item 17. Financial Statements” of this Annual Report.

Legal Proceedings

The Company is not currently involved in any legal or arbitration proceedings.

Dividend Policy

On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2013, 2014 and 2015, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will depend on the Company’s results of operations and financial condition, and other factors deemed relevant by its board of directors.

Since the Company is a holding company, its ability to pay dividends depends substantially on its receipt of distributions from its subsidiaries. Applicable Chinese laws and regulations require that, before a Sino-foreign equity joint venture enterprise (such as each PRC subsidiary) distributes profits to investors, it must: (1) satisfy all tax liabilities; (2) provide for losses in previous years; and (3) make allocations, in proportions determined at the sole discretion of the board of directors, to a general reserve fund and an enterprise expansion fund. During 2013, 2014 and 2015, no distribution of dividends was made from any subsidiary to the Company.

B. SIGNIFICANT CHANGES

Not applicable.

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

The following table sets forth, for the periods indicated, the high and low closing sale prices of the common stock as reported by the OTC Pink Marketplace from January 1, 2011 to December 31, 2015.

Year Ended	High (US$)	Low (US$)
December 31, 2015	0.35	0.15
December 31, 2014	0.40	0.15
December 31, 2013	0.80	0.16
December 31, 2012	1.75	0.10
December 31, 2011	0.76	0.04

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2015 and each of the most recent periods.

Quarter Ended	High (US$)	Low (US$)
March 31, 2016	0.15	0.10
December 31, 2015	0.25	0.15
September 30, 2015	0.25	0.25
June 30, 2015	0.35	0.25
March 31, 2015	0.35	0.20
December 31, 2014	0.36	0.15
September 30, 2014	0.40	0.36
June 30, 2014	0.37	0.27
March 31, 2014	0.37	0.31

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

Month Ended	High (US$)	Low (US$)
April 30, 2016	0.10	0.10
March 31, 2016	0.15	0.10
February 29, 2016	0.15	0.15
January 31, 2016	0.15	0.15
December 31, 2015	0.15	0.15
November 30, 2015	0.25	0.15

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

For a summary of the Company’s Memorandum and Articles of Association, see Item 10 of the Company’s Form 20-F for the year ended December 31, 2001, which summary is incorporated by reference herein.

C. MATERIAL CONTRACTS

See “Item 4 - Information of the Company - A. History and Development of the Company” for a discussion of the definitive agreement between Wealth Faith and Fortuneasy relating to the acquisition of 40% of the shares of Million Cube.

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

E. TAXATION

The following discussion is a summary of certain tax consequences of an investment in the Company’s common stock under Bermuda tax laws, British Virgin Islands (“BVI”) tax laws and U.S. federal income tax laws. The discussion does not deal with all possible tax consequences relating to an investment in the common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other laws (e.g., non-Bermuda, non-BVI, non-U.S. federal tax laws). This discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

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

BVI Taxation

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

Certain Material U.S. Federal Income Tax Consequences

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

The following discussion does not purport to be a complete analysis of all the potential U.S. federal income tax effects relating to the purchase, ownership, and disposition of the Company’s common stock. Without limiting the generality of the foregoing, this discussion does not address the effect of any rules applicable to U.S. holders that are subject to special treatment under the U.S. federal income tax laws, including, without limitation: traders and dealers in securities or currencies; insurance companies; financial institutions, banks, and thrifts; regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, and holders of interests in such entities; tax-exempt entities; U.S. persons whose functional currency is not the U.S. dollar; U.S. expatriates; persons who hold the Company’s common stock as part of a straddle, hedge, conversion transaction, or other risk reduction or integrated investment transaction; persons subject to the alternative minimum tax; holders of securities that elect to use a mark-to-market method of accounting for their securities holdings; individual retirement accounts, qualified pension plans, other retirement plans, and tax-deferred accounts; and pass-through entities, including partnerships and Subchapter S corporations, and beneficial owners of interests in such pass-through entities. Finally, this discussion does not address the effect of any: U.S. state or local tax laws, U.S. federal tax laws other than U.S. federal income tax laws, or foreign tax laws.

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

Passive Foreign Investment Company (“PFIC”)

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

The Company believes it was classified as a PFIC during the tax year ended December 31, 2015, and based on current business plans and financial expectations, the Company believes that it may be a PFIC in subsequent tax years. The determination of whether any foreign corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such year and, as a result, cannot be predicted with certainty as of the date of this document.

In any year in which the Company is classified as a PFIC, a U.S. holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and IRS guidance may require.

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

Each U.S. holder should consult its own U.S. tax advisors regarding the advisability of, and procedure for making, a QEF Election. However, U.S. holders should be aware that the Company did not satisfy record keeping requirements that apply to a qualified electing fund for its tax year ended December 31, 2015 and there can be no assurance that the Company will in future satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. holders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to the Company’s common stock.

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

Information Reporting; Backup Withholding Tax

The Foreign Account Tax Compliance Act (“FATCA”) generally requires that individuals that hold certain specified foreign financial assets worth in excess of certain thresholds of $50,000 or more, depending on the individual’s circumstances, report such ownership to the IRS using IRS Form 8938. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. A U.S. holder may be subject to this reporting requirement unless such holder’s Company common stock is held in an account at a domestic financial institution. The penalty for failing to file Form 8938 is substantial.

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

Equity Price Risk

The Company’s investments in equity securities expose it to changes in equity prices. The table below sets forth the Company’s exposure to equity securities as of December 31, 2014 and 2015.

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

The Company regularly evaluates whether the decline in fair value of available-for-sale securities is other-than-temporary and objective evidence of impairment could include:

•	The severity and duration of the fair value decline;

•	Deterioration in the financial condition of the issuer; and

•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.

No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2014 and 2015.

	2014	2015	2015
	Rmb’000	Rmb’000	US$’000
Trading securities:
Adjusted cost	73,531	67,580	10,433
Unrealized gains	933	4,380	676
Unrealized losses	(43,572)	(43,617)	(6,733)
Exchange differences	(260)	(1,296)	(201)

Total at fair value	30,632	27,047	4,175

Equity securities listed in Hong Kong	11,602	9,892	1,527
Equity securities listed in Singapore	19,030	17,155	2,648

Total	30,632	27,047	4,175

Available-for-sale securities:
Equity securities listed in Hong Kong:
Cost	14,023	14,701	2,270
Impairment recognized in earnings	—	—	—

Adjusted amortized cost	14,023	14,701	2,270
Unrealized gains	5,664	2,853	440
Exchange differences	50	232	36

Total at fair value	19,737	17,786	2,746

Exchange Rate Risk

The Consolidated Financial Statements are prepared in Renminbi. The financial statements of foreign subsidiaries are translated into Renminbi in accordance with ASC Topic 830, Foreign Currency Matters.

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

On August 11, 2015, the PBOC cut the Renminbi’s reference rate by 1.9 percent, sparking the sharpest fall in the currency since the dollar peg ended in 2005. The move by the PBOC comes amid growing signs of a deepening slowdown in the mainland economy. The PBOC said that the reference rate move was a one-time adjustment, and it will strengthen the market’s role in the fixing of the rate and promote the convergence of the onshore and offshore rates. The PBOC also said it will keep the currency stable at a reasonable level.

For more details, see “RISK FACTORS — FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS”.

As of December 31, 2015, the Company had no open forward contracts or option contracts. The Company’s cash and cash equivalents as of December 31, 2015 was Rmb455.7 million of which approximately Rmb441.1 million equivalents (approximately US$68.1 million) were held in U.S. dollar deposits.

Interest Rate Risk

The Company’s interest income is sensitive to changes in interest rates. However, the amount of interest income has been immaterial to the Company.

The Company did not have any short-term or long-term debt which bore a floating interest rate as of December 31, 2014 or 2015.

The Company will be exposed to interest rate fluctuations on its cash on hand and any new borrowings under any new loan facility and any change in interest rate could affect its results of operations and cash flows.

Credit Risk

As of December 31, 2014 and 2015, approximately 99.1% and 97.1%, respectively, of the Company’s cash is maintained with one bank within Taiwan. To protect the interest of depositors, Taiwan introduced deposit insurance which provides maximum compensation of NT$3,000,000 (approximately RMB592,500) per depositor if a bank becomes bankrupt. The Company has not experienced any losses due to the bank failure and monitors the soundness and the credit ratings of the bank on a periodic basis. Thus, the Company believes it is currently not exposed to any material risks on its bank deposits with the bank.

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

Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2015, the Company’s disclosure controls and procedures are effective as they are sufficient to ensure that the information that the Company is required to disclose in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. The Company develops a set of procedures and controls that will allow it to meet such time periods specified in the SEC rules and forms and to ensure that information required to be disclosed by it in its reports is accumulated and communicated to its management, including the Company’s principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 based on the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on the assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2015. This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting pursuant to the rules of the SEC that permit the Company to provide only management’s report in this Annual Report on Form 20-F.

There have been no changes in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

As the Company’s common stock is not currently listed on a U.S. national securities exchange, the Company is not obligated to have an audit committee of the board of directors. The Company has, however, had an Audit Committee for many years and continues to do so. As of December 31, 2015, the Company’s Board of Directors has determined that the two members of the Audit Committee, Mr. Richard Whittall and Mr. Sin Chi Fai, do not qualify as “audit committee financial experts” as defined by Item 401(h) of Regulation S-K adopted pursuant to the Exchange Act. The Company is currently in the process of seeking a qualified financial expert for the audit committee.

ITEM 16B	CODE OF ETHICS

The Company has adopted a Code of Ethics for the Chief Executive and Senior Financial Officers, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is filed as Exhibit 14.1 to this Annual Report on Form 20-F.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for services rendered by our principal external auditors, Crowe Horwath (HK) CPA Limited, for the years indicated below:

	2014	2015
	US$’000	US$’000
Audit Fees	77	100
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	77	100

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

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company has not made any repurchases of its equity securities during the period covered by this report.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See the Index to the Consolidated Financial Statements accompanying this report beginning page F-1.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm

and Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (“Company”) and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2014 and 2015 and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

Our audits also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in Note 2(h) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.

/s/ Crowe Horwath (HK) CPA Limited

Hong Kong, China

May 17, 2016

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2013	2014	2015	2015
	Rmb	Rmb	Rmb	US$
Operating activities
General and administrative expenses	(1,762)	(2,148)	(2,803)	(433)
Non-operating income (expenses):
Dividend income	—	3,866	—	—
Interest income	145	137	86	13
Interest expense	(534)	(552)	(563)	(87)
Net realized gain (loss) on investments	—	919	(409)	(63)
Unrealized gain (loss) on trading securities still held at the balance sheet date	12,165	(4,045)	9,966	1,538
Exchange loss	(76)	(667)	(2,215)	(342)

Profit (loss) before income tax	9,938	(2,490)	4,062	626
Income tax expense (note 7)	—	—	—	—

Net income (loss)	9,938	(2,490)	4,062	626

Other comprehensive income, net of tax
Foreign currency translation adjustment	(14,217)	11,328	26,046	4,021
Available-for-sale investment securities:
Change in unrealized gains (losses)	7,041	(1,377)	(2,811)	(434)

Net change	(7,176)	9,951	23,235	3,587

Total comprehensive income	2,762	7,461	27,297	4,213

Earnings (loss) per common share
Basic and diluted	1.10	(0.28)	0.45	0.07

Weighted average number of shares used in the calculation of earnings (loss) per common share
Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2014	2015	2015
	Rmb	Rmb	US$
ASSETS
Current assets:
Cash and cash equivalents	452,956	455,709	70,349
Prepaid expenses and other current assets	149	139	21
Other receivables (note 3)	8,527	—	—
Due from related parties (note 12)	322	335	52
Trading securities (notes 4 and 9)	30,632	27,047	4,175

Total current assets	492,586	483,230	74,597
Deposits paid for acquisition of investments (note 5)	127,278	—	—
Long-term investment (note 6)	—	167,560	25,867
Available-for-sale securities (notes 4 and 9)	19,737	17,786	2,746
Other assets	6	6	1

Total assets	639,607	668,582	103,211

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables to securities brokers (note 13)	4,881	5,699	880
Other payable	—	1,038	160
Accrued liabilities	2,119	1,108	171
Other taxes payable	2,753	2,753	425
Income taxes payable	22,496	23,329	3,601

Total current liabilities	32,249	33,927	5,237

Total liabilities	32,249	33,927	5,237

Commitments and contingencies (note 10)
Shareholders’ equity:
Common stock—par value US$0.01 per share 50,000,000 shares authorized; 9,017,310 shares issued and outstanding (note 8)	770	770	119
Additional paid-in capital	1,000,958	1,000,958	154,521
Accumulated other comprehensive (loss) income	(17,218)	6,017	929
Accumulated deficit	(377,152)	(373,090)	(57,595)

Total shareholders’ equity	607,358	634,655	97,974

Total liabilities and shareholders’ equity	639,607	668,582	103,211

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except number of shares)

	Common stock	Common stock	Additional paid-in capital	Accumulated other comprehensive (losses) income	Accumulated deficit	Total
	Number	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2013	9,017,310	770	1,000,958	(19,993)	(384,600)	597,135
Net income	—	—	—	—	9,938	9,938
Foreign currency translation adjustment	—	—	—	(14,217)	—	(14,217)
Unrealized gain on available-for-sale securities	—	—	—	7,041	—	7,041

Balance at December 31, 2013	9,017,310	770	1,000,958	(27,169)	(374,662)	599,897
Net loss	—	—	—	—	(2,490)	(2,490)
Foreign currency translation adjustment	—	—	—	11,328	—	11,328
Unrealized loss on available-for-sale securities	—	—	—	(1,377)	—	(1,377)

Balance at December 31, 2014	9,017,310	770	1,000,958	(17,218)	(377,152)	607,358
Net income	—	—	—	—	4,062	4,062
Foreign currency translation adjustment	—	—	—	26,046	—	26,046
Unrealized loss on available-for-sale securities	—	—	—	(2,811)	—	(2,811)

Balance at December 31, 2015	9,017,310	770	1,000,958	6,017	(373,090)	634,655

Balance at December 31, 2015 (in US$)		119	154,521	929	(57,595)	97,974

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2013	2014	2015	2015
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income (loss)	9,938	(2,490)	4,062	626
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Net realized loss (gain) on investments	—	(919)	409	63
Unrealized (gain) loss on trading securities still held at the balance sheet date	(12,165)	4,045	(9,966)	(1,538)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	5	—	10	2
Other payables	(290)	—	—	—
Accrued liabilities	(660)	(400)	(1,011)	(156)

Net cash (used in) provided by operating activities	(3,172)	236	(6,496)	(1,003)

Cash flows from investing activities:
Repayment from (advances to) an unrelated party	6,938	(628)	9,139	1,411
Decrease (increase) in due from related parties	1,008	88	(13)	(2)
Proceeds from trading securities	—	2,851	12,568	1,940
Increase (decrease) in payables to securities brokers	385	(447)	818	126
Payment for long-term investment	—	—	(37,164)	(5,737)

Net cash provided by (used in) investing activities	8,331	1,864	(14,652)	(2,262)

Cash flows used in financing activities:
Changes in due to related parties	(70,117)	(292)	—	—

Net cash used in financing activities	(70,117)	(292)	—	—

Effect of exchange rate change	(12,429)	10,984	23,901	3,690

Net (decrease) increase in cash and cash equivalents	(77,387)	12,792	2,753	425
Cash and cash equivalents, beginning of year	517,551	440,164	452,956	69,924

Cash and cash equivalents, end of year	440,164	452,956	455,709	70,349

Supplemental schedule of cash flow information:
Income taxes paid	—	—	—	—
Interest paid	534	552	563	87

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

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Following the disposal of all of its interest in the tire business in 2011, the Company had no revenue producing businesses and began actively seeking new investment opportunities, including entering into an agreement through its wholly owned subsidiary to purchase a 40% equity interest in Million Cube Limited (“Million Cube”) in 2012. Million Cube has acquired a 45% equity interest and corresponding shareholder loans of Paragon Winner Company Limited (“Paragon”). Paragon was formed to invest in a joint venture that is developing a golf course, hotel and resort complex at Sanya City in the PRC. On March 27, 2015, the Company closed on the acquisition of Million Cube.

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

The Company considers cash on hand, demand deposits with banks, and highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents.

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

Realized gains and losses on investment securities are included in current period earnings. For purposes of computing realized gains and losses, the cost basis of each investment sold is generally based on the weighted average cost method.

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

No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2014 and 2015.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Long-term investment

In accordance with ASC 325-20, Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Company’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

No impairment loss had been recorded for the year ended December 31, 2015.

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

The translation of Renminbi amounts into US$ amounts are included solely for the convenience of readers and have been made at US$1.00 = Rmb6.4778, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2015. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

(i)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common share equivalents during fiscal 2013, 2014 and 2015.

(j)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, valuation allowances for deferred tax assets and impairment with respect to i) deposits paid for acquisition of investments, ii) trading securities, iii) available-for-sale securities, and iv) long-term investment.

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

The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, and amounts due from related parties. The Company has reviewed the credit worthiness and financial position of its related parties for credit risks associated with amounts due from them. These entities have good credit standing and the Company does not expect to incur significant losses on advances provided to these entities.

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

(m)	Recently Issued Accounting Pronouncements

In August 2014, the FASB issued Presentation of Financial Statements — Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not anticipate that this adoption will have a significant impact on its consolidated financial statements.

The Financial Accounting Standards Board (“FASB”) has issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in Accounting Standards Codification 605—Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This ASU is effective on January 1, 2017 and should be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the ASU recognized at the date of initial application.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Recently Issued Accounting Pronouncements - continued

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendment in this ASU defers the effective date of ASU No. 2014-09 for all entities for one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning or after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 31, 2016, including interim reporting periods within that reporting period. The Company does not anticipate that this adoption will have a significant impact on its consolidated financial statements.

The FASB has issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to re-evaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its consolidated financial statements.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Recently Issued Accounting Pronouncements - continued

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date with earlier application permitted for financial statements that have not been issued. The Company does not anticipate that this adoption will have a significant impact on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company does not anticipate that this adoption will have a significant impact on its consolidated financial statements.

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

Other receivables as of December 31, 2014 represented a short-term advance to an independent third party company which was unsecured, non-interest bearing and had no fixed repayment terms. The amount was settled in full at March 2015.

4.	INVESTMENTS

	2014	2015	2015
	Rmb	Rmb	US$
Trading securities:
Adjusted cost	73,531	67,580	10,433
Unrealized gains	933	4,380	676
Unrealized losses	(43,572)	(43,617)	(6,733)
Exchange differences	(260)	(1,296)	(201)

Total at fair value	30,632	27,047	4,175

Equity securities listed in Hong Kong	11,602	9,892	1,527
Equity securities listed in Singapore	19,030	17,155	2,648

Total	30,632	27,047	4,175

Available-for-sale securities:
Equity securities listed in Hong Kong:
Cost	14,023	14,701	2,270
Impairment recognized in earnings	—	—	—

Adjusted amortized cost	14,023	14,701	2,270
Unrealized gains	5,664	2,853	440
Exchange differences	50	232	36

Total at fair value	19,737	17,786	2,746

As of the end of reporting period, the Company considers the declines in market value of its marketable securities in its investment portfolio not to be other than temporary in nature, therefore no impairment is recorded. Fair values were determined using closing prices of each individual security in the investment portfolio. When evaluating an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s cost basis. No impairment loss was recognized for the years presented.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

5.	DEPOSITS PAID FOR ACQUISITION OF INVESTMENTS

a)	On April 15, 2008, Wealth Faith Limited (“Wealth Faith”), a direct, wholly-owned subsidiary, entered into a Memorandum of Understanding (“MOU”) with a third party for the acquisition of a 10% equity ownership interest in Always Rich Resources Inc. (“Always Rich”), an unrelated investment holding company. Always Rich indirectly holds a partial interest in a property under development and a parcel of land situated in Guangzhou, the PRC.

The total consideration for the acquisition of the interest in Always Rich was Rmb 150,000. A deposit of Rmb75,000 was paid to a third party vendor on April 24, 2008.

On June 30, 2011, the MOU lapsed. The deposit of Rmb67,500 was refunded to the Company. Rmb7,500 was charged by the third party as an administrative fee and recorded as an expense of the Company for the year ended December 31, 2011.

b)	On June 1, 2011, the Company, through Wealth Faith, entered into a Memorandum of Understanding under which Wealth Faith will acquire an equity interest from a third party in an investment holding company with the intention of jointly operating a golf and hotel complex in the PRC. Under the Memorandum of Understanding, refundable deposits amounting to HK$154,800 or Rmb127,278 were paid to the third party. The deposits were funded by the settlement of the Convertible Notes of Rosedale Hotel Holdings Limited (“Rosedale”), which matured on July 7, 2011 and accrued interest that totaled HK$73,800 or Rmb59,778 and a refund of deposits paid for acquisition of a property investment company of Rmb67,500 (see (a) above).

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

5.	DEPOSITS PAID FOR ACQUISITION OF INVESTMENTS - continued

b)	Continued

On September 28, 2012, the Company entered into a definitive investment agreement (the “Agreement”) with a third party vendor. The Agreement provides for the purchase by Wealth Faith Limited of 40% of the equity interest in Million Cube Limited (“Million Cube”), a company incorporated in the BVI from a third party vendor at a consideration of HK$200,000 or approximately US$25,600.

The Company, through Wealth Faith, has previously deposited HK$154,800 or Rmb127,278 in earnest money with the third party vendor, which will be applied toward the purchase price. According to the Agreement, the earnest money is refundable in full, without interest, within one month from the date of the receipt of a written notice from the Company if the Company is not satisfied with the conditions precedent as stated in the Agreement. The purchase of the 40% interest in Million Cube was completed on March 27, 2015. As such, the carrying value of the deposits paid for acquisition of investments as of December 31, 2015 was nil.

6.	LONG-TERM INVESTMENT

Cost method investment

On March 27, 2015, the Company closed on the acquisition of 40% interests in Million Cube. Million Cube is essentially an investment vehicle and without substantive operating activities of its own. Million Cube has only one investment in 45% of the issued capital and corresponding shareholder loans of Paragon, which was acquired in 2012 from ITC Properties Group Limited, a company incorporated in Bermuda and listed on the HKSE (“ITC Properties”). Paragon was incorporated in the BVI and engages in the development and operation of Sanya Sun Valley Golf Resort in Yalong Bay, Sanya China, PRC. Through the investments, the Company has effective held approximately 18% of interests in Paragon after the completion of its purchasing of 40% interest in Million Cube.

Although Wealth Faith had appointed one director to Million Cube’s board of director, as there are no other operating activities in Million Cube, the Company has no significant influence over its investment in Million Cube and the substantive investment, which is the Company’s secondary investment in Paragon. As such, the Company records the investment in Million Cube at cost and adjusts for other-than-temporary declines in fair value and distributions of earnings. As of December 31, 2015, the carrying amount of the long-term investment was RMB167,560 (HK$200,000).

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

6.	LONG-TERM INVESTMENT - continued

Cost method investment - continued

The management of the Company considered that no impairment was required on its long-term investment because there was a significant appreciation of the underlying asset, a piece of land in Yalong Bay, held by Paragon.

The Company appointed a third party professional valuer to re-assess the current market value of that piece of land in Yalong Bay. In the opinion of the Company’s management, no impairment on the investment in long-term investment was required by the Company as of December 31, 2015.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

7.	INCOME TAXES

The components of profit (loss) from operations before income tax are as follows:

	Year ended December 31,
	2013	2014	2015	2015
	Rmb	Rmb	Rmb	US$
The PRC	—	—	—	—
All other jurisdictions	9,938	(2,490)	4,062	626

	9,938	(2,490)	4,062	626

Income tax expense consists of:

	Year ended December 31,
	2013	2014	2015	2015
	Rmb	Rmb	Rmb	US$
Current	—	—	—	—
Deferred	—	—	—	—

	—	—	—	—

Bermuda

The Company is incorporated under the laws of Bermuda and, under current Bermuda law, is not subject to tax on income or on capital gains. The Company has received an undertaking from the Ministry of Finance of Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, as amended, that in the event that Bermuda enacts any legislation imposing tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations or the shares, debentures or other obligations of the Company until March 28, 2016. This undertaking is not to be construed so as to (i) prevent the application of any such tax or duty on such person as an ordinary resident in Bermuda; or (ii) prevent the application of any tax payable in accordance with the provision of the Land Tax Act, 1967 or otherwise payable in relation to any land leased to the Company in Bermuda.

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

The tax positions for the years 2007 to 2015 may be subject to examination by the Hong Kong tax authorities.

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

The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2014 and 2015, there is no interest and penalties related to uncertain tax positions.

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

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2014	2015	2015
	Rmb	Rmb	US$
Current deferred tax asset:
Tax losses	21,230	18,484	2,853
Valuation allowances	(21,230)	(18,484)	(2,853)

	—	—	—

Movement in valuation allowance:

	2014	2015	2015
	Rmb	Rmb	US$
At the beginning of the year	20,502	21,230	3,277
Current year movement	728	(2,746)	(424)

At the end of the year	21,230	18,484	2,853

The Group has total tax operating loss carry forwards of RMB128,664 and RMB112,027 as of December 31, 2014 and 2015, respectively, which are available for offset against future profits that may be carried forward indefinitely. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2013	2014	2015
Profits tax rate in Hong Kong	16.5%	16.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	(5.4%)	1.7%	(28.2%)
Change in valuation allowance	(11.1%)	(18.2%)	11.7%

Effective tax rate	—	—	—

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

8.	CAPITAL STOCK

Share Capital

The Company did not issue any Common Stock for the years ended December 31, 2013, 2014 and 2015.

9.	FAIR VALUE MEASUREMENTS

Effective from January 1, 2008, the Company adopted ASC Topic 820, Fair Value Measurement and Disclosures, for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC Topic 820 defines fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability.

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

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2015:

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

9.	FAIR VALUE MEASUREMENTS - continued

	Quoted prices In Active Market for Identical Assets (Level 1) Rmb	Significant Other Observable Inputs (Level 2) Rmb	Significant Unobservable Inputs (Level 3) Rmb	Balance as of December 31, 2015 Rmb
Current Assets:
Trading securities
- Equity securities listed in Hong Kong
- Hotel operations	2,190	—	—	2,190
- Gaming, entertainment and tourist-related	2,635	—	—	2,635
- Property development and investment	5,067	—	—	5,067
- Others	—	—	—	—

	9,892	—	—	9,892

- Equity securities listed in Singapore
-Business management and consultancy, and provision of telecommunications and information technology services (through an associate)	17,155	—	—	17,155

	27,047	—	—	27,047

Available-for-sale securities:
- Equity securities listed in Hong Kong
- Hotel operations	17,786	—	—	17,786

Total	44,833	—	—	44,833

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

10.	COMMITMENTS AND CONTINGENCIES

There were no outstanding capital commitments as of December 31, 2014 or 2015.

11.	DISTRIBUTION OF PROFIT

(a)	Dividends

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2013, 2014 and 2015.

(b)	Profit appropriation

As of December 31, 2014 and 2015, the Company had no distributable reserves.

12.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

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

12.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - continued

Due from Related Parties

	2014	2015	2015
	Rmb	Rmb	US$
Due from:
CSH[1] and its subsidiaries	—	—	—
GDI and its subsidiaries (“GDI Group”)	2	—	—
Hanny and its subsidiaries (except GDI Group) (note 1)	320	335	52

	322	335	52

[1]	Ms Eva Chan Ling is the deputy chairman and a director of the Company. She is also an executive director of CSH until June 1, 2014 and the managing director of Rosedale.

As of December 31, 2014 and 2015, the Company held a 7.4% equity interest in Rosedale, of which 5,334,870 shares and 5,334,870 shares were recorded as available-for-sale securities and trading securities, respectively. Dr. Allan Yap is the chairman and chief executive director of Rosedale.

As of December 31, 2014 and 2015, the amounts due from related parties were unsecured, non-interest bearing and had no fixed repayment terms.

13.	PAYABLES TO SECURITIES BROKERS

As of December 31, 2014 and 2015, the payables to securities brokers were bearing interest at 8% to 11.25% per annum, repayable on demand, and secured by trading and available-for-sale securities (note 14).

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

14.	PLEDGE OF ASSETS

As of December 31, 2014 and 2015, trading and available-for-sale securities amounting to Rmb48,045 and Rmb42,737(US$6,597) are collateralized to secure the security trading margin facilities of the Company.

15.	CONCENTRATION OF CREDIT RISK

As of December 31, 2014 and 2015, approximately 99.1% and 97.1%, respectively, of the Company’s cash is maintained with one bank in Taiwan. To protect the interest of depositors, Taiwan introduced deposit insurance which provides maximum compensation of NT$3,000 (approximately RMB593) per depositor if a bank becomes bankrupt. The Company has historically not experienced any losses due to the bank failure and monitors the soundness and the credit ratings of the bank on a periodic basis. Thus, the Company believes it is currently not exposed to any material risks on its bank deposits with the bank.

16.	MARKET RATE RISK

On August 11, 2015, the People’s Bank of China (“PBOC”) has cut the RMB’s reference rate by 1.9%, sparking the sharpest fall in the currency since the dollar peg ended in 2005. The move by the PBOC comes amid growing signs of a deepening slowdown in the mainland economy. The PBOC said that the reference rate move was a one-time adjustment, and it will strengthen the market’s role in the fixing of the rate and promote the convergence of the onshore and offshore rates. The PBOC also said it will keep the currency stable at a reasonable level.

17.	SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were available to be issued (May 16, 2016), and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements other than those disclosed elsewhere in the consolidated financial statements.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company’s Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

8*	Subsidiaries of the Company

11(1)	Code of Ethics for Chief Executive and Senior Financial Officers (incorporated by reference to Exhibit 14(1) to the Company’s Form 20-F for the fiscal year ended December 31, 2014)

12(1)*	Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12(2)*	Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13(1)*	Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13(2)*	Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

China Enterprises Limited (Registrant)

/s/ Ken Lau
KEN LAU
Chief Financial Officer

Date: May 17, 2016

EXHIBITS INDEX

Exhibit Number	Description

1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company’s Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962)

8*	Subsidiaries of the Company

11(1)	Code of Ethics for Chief Executive and Senior Financial Officers (incorporated by reference to Exhibit 14(1) to the Company’s Form 20-F for the fiscal year ended December 31, 2014)

12(1)*	Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12(2)*	Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13(1)*	Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13(2)*	Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith