Form 20-F
period 2016-12-31
CHINA ENTERPRISES LTD
filed 2017-05-16
CIK 908256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Unit 703, 7/F, 1063 King’s Road, Quarry Bay, Hong Kong

(Address of Principal Executive Office)

Ken Lau, Chief Financial Officer

China Enterprises Limited

Unit 703, 7/F, 1063 King’s Road, Quarry Bay, Hong Kong

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

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2016 contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

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

EXCHANGE RATE INFORMATION

Unless otherwise specified, all references in this document to “U.S. Dollars”, “Dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of the People’s Republic of China, or the “PRC” or “China”; and all references to “HK$” are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region, or “Hong Kong”. Where made for the convenience of the reader, conversions of amounts from Renminbi to U.S. Dollars have been made in this document at US$1.00 to Rmb6.9430, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2016. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See the section “Exchange Rate Information” under “Item 3. Key Information” in this Annual Report for more details on the exchange rate between Renminbi and US Dollars.

References and statements contained in this document regarding China do not apply to Taiwan or the Republic of China.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016. The Consolidated Statements of Operations Data for each of the three years in the period ended December 31, 2016 and the Consolidated Balance Sheets Data as of December 31, 2015 and 2016 have been derived from the audited consolidated financial statements, or the “Consolidated Financial Statements”, included in Item 17 “Financial Statements” of this Annual Report. The Consolidated Statements of Operations Data for the years ended December 31, 2012 and 2013 and the Consolidated Balance Sheets Data as of December 31, 2012, 2013 and 2014, as set forth below, have been derived from audited consolidated financial statements not included in this Annual Report. The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes.

Selected Consolidated Financial Information of the Company

(Amounts in thousands, except number of shares, their par values and per share data)

	Year ended December 31,
	2012	2013	2014	2015	2016
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
Consolidated Statements of Operations Data:
Revenues	—	—	—	—	—	—
Loss from operations	(1,708)	(1,762)	(2,148)	(2,803)	(2,732)	(393)
Net income (loss)	2,931	9,938	(2,490)	4,062	613	89
Basic and diluted earnings (loss) per common share (a)	0.33	1.10	(0.28)	0.45	0.07	0.01
Weighted-average number of common shares outstanding (a)	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310
Consolidated Balance Sheets Data :
Total assets	701,312	632,879	639,607	668,582	716,577	103,209
Shareholders’ equity / Net assets	597,135	599,897	607,358	634,655	679,737	97,903
Common stock — par value US$0.01 per share	770	770	770	770	770	111

Note:

(a)	The calculation of basic and diluted (loss) earnings per common share from 2012 to 2016 is based on the weighted-average number of shares of common stock outstanding during each of the years ended December 31, 2012 to 2016. The number of shares of common stock outstanding for 2012 to 2016 was 9,017,310. There were no dilutive securities issued or outstanding for any of the periods presented.

Exchange Rate Information

The Consolidated Financial Statements are published and denominated in Renminbi. Where made for the convenience of the reader, conversion of amounts from Renminbi to U.S. Dollars has been made in this document at US$1.00 to Rmb6.9430, the noon buying rate certified by the Federal Reserve Bank of New York on December 31, 2016. For the purpose of this Annual Report, the latest practicable date with respect to share and certain exchange rate information is April 28, 2017. As of April 28, 2017, the noon buying rate certified by the Federal Reserve Bank of New York was US$1.00 to Rmb6.8900. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

The following table sets forth the average unified exchange rates for each of the years ended December 31, 2012, 2013, 2014, 2015 and 2016:

	Year Ended December 31,
	2012	2013	2014	2015	2016
(Rmb equivalent of US$1.00)	Rmb	Rmb	Rmb	Rmb	Rmb
At unified exchange rate
- average rate calculated by using the average of the exchange rates on the last day of each month during each period	6.31	6.14	6.17	6.29	6.66

The following table sets forth the high and low exchange rates for each month during the previous six months:

	At Unified Exchange Rate
(Rmb equivalent of US$1.00) Month Ended	High	Low
April 30, 2017	6.90	6.88
March 31, 2017	6.91	6.87
February 28, 2017	6.88	6.85
January 31, 2017	6.96	6.84
December 31, 2016	6.96	6.88
November 30, 2016	6.92	6.75

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

While the Company believes that in the past, through its subsidiaries and affiliates, it has actively engaged in operating businesses and did not meet the definition of an investment company for purposes of the United States Investment Company Act of 1940, or the 1940 Act, depending on the composition and valuation of the Company’s assets and the sources of the Company’s income from time to time, including after the consummation of the transactions during 2015 described in Item 4.A., History and Development of the Company, the Company may fall within the technical definition of the term “investment company” for purposes of the 1940 Act. The Company is not registered, nor is it eligible to register under the 1940 Act. As a result, if the Company is deemed to be an investment company under the 1940 Act, the Company’s operations and results may be negatively impacted. For example, among other possible effects and so long as the Company is an investment company, it would neither be able to raise capital through the offer and sale of its securities in the United States nor to conduct business in the United States. The Company may be unable to continue operating as it currently does and might need to acquire or sell assets that it would not otherwise acquire or sell in order to avoid continuing to be deemed an “investment company” as defined under the 1940 Act.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT ITS BUSINESS STRATEGY, IN WHICH CASE ITS BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WOULD SUFFER

In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company. In addition, all of the subsidiaries of the Company were inactive during fiscal years 2015 and 2016. Despite the Company’s efforts to identify new investments, it has had limited success in doing so and, if it does identify new investments, it may not be able to consummate their acquisition. Even if the Company successfully identifies and consummates the acquisition of new investments, the acquisition of new businesses and business lines carries substantial risk and uncertainties. Depending on the specific acquisition, there may be risks relating to the acquired business itself, risks relating to the industry in which the business operates and risks relating to the Company itself.

THE COMPANY MAY NOT BE ABLE TO FINANCE ACQUISITIONS, STRATEGIC INVESTMENTS OR OTHER EXPANSIONS OR MAY INCUR FINANCIAL OBLIGATIONS OR LIABILITIES IN CONNECTION WITH ANY ACQUISITION OR EXPANSION

Although as of December 31, 2016, the Company believes it had a strong cash position, the Company may experience difficulty in funding acquisitions, investments or expansion. The Company may fund any such activities through bank loans or other debt financing and could incur an increase in debt or other liabilities in connection with any acquisitions, strategic investments or other expansions.

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

THE COMPANY BELIEVES IT WAS CLASSIFIED AS A “PASSIVE FOREIGN INVESTMENT COMPANY” WHICH COULD HAVE A NEGATIVE IMPACT ON U.S. HOLDERS

U.S. investors in the Company’s common stock should be aware that the Company believes it was classified as a passive foreign investment company, or PFIC, during the tax year ended December 31, 2016, and based on current business plans and financial expectations, the Company believes that it may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of the Company’s common stock, or any so-called “excess distribution” received on such common stock, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to such common stock. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that the Company did not satisfy record keeping requirements that apply to a qualified electing fund for its tax year ended December 31, 2016 and there can be no assurance that the Company will in the future satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders are required to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Company common stock. This paragraph is qualified in its entirety by the discussion below under the heading “Taxation — Certain Material U.S. Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common stock.

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

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollars and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the PBOC’s daily exchange rate. On August 11, 2015, the PBOC cut the Renminbi exchange’s reference rate by a record of 1.9%, sparking the sharpest fall in the currency since the U.S. dollars peg ended a decade ago, in order to proceed further with reform of the Renminbi exchange rate regime. This cut could result in a further and more significant floatation in the RMB’s value against the U.S. Dollar. On January 6, 2017, the PBOC raised the exchange rate for the Renminbi against the U.S. dollar by 0.92%, the biggest one-day increase since July 2005, and comes as the Renminbi had flirted lately with the 7.0 to the U.S. dollar mark, a threshold not crossed in more than 8 years.

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

In March 2008, Master Glory Group Limited (“Master Glory”, a publicly listed company in Hong Kong, formerly known as Hanny Holdings Limited), and certain of its subsidiaries entered into conditional sale and purchase agreements with an independent third party whereby it disposed of a 29.2% interest in us for cash consideration of approximately Rmb142 million. The sale closed on May 8, 2008. Following this sale, Master Glory’s interest in the Company decreased from approximately 55.3% to 28.95% and the Company ceased to be a majority-owned subsidiary of Master Glory.

In April 2008, the Company acquired 100% of the equity interests in Cosmos Regent Ltd, Cyber Generation Limited and Whole Good Limited, all of which are engaged in securities investment, from Hanny Magnetics (B.V.I.) Limited, a wholly owned subsidiary of Master Glory. Total consideration for the three companies was Rmb34,417,000, and the amount was settled through the cancelation of obligations from Master Glory to the Company.

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

Following the closing of the transaction and pursuant to the Agreement, the Company had appointed one director to Million Cube’s board of directors in March 2015, and was resigned during the year ended December 31, 2016. The Company has continued to seek new strategic investment opportunities in the PRC, including Hong Kong. Apart from the golf resort business, the Company is also looking at other potential investments and has a long term goal to build a platform of value-added and productive businesses under the strategic direction of the Company whereby it can exercise significant influence over the financial and operating decisions of its investees, and then have a degree of responsibility for the return on its investments.

The Company is a holding company and had interests in a number of subsidiaries as of December 31, 2016. The principal interests of the Company were as follows:

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

Additional information about the Company is available through the Internet at http://www.chinaenterpriseslimited.com. The principal place of business and the executive offices of the Company are located at Unit 703, 7/F, 1063 King’s Road, Quarry Bay, Hong Kong and its telephone number is (852) 3151 0300.

B. BUSINESS OVERVIEW

The financial results of the Company were previously dependent on its equity share of the results from Hangzhou Zhongce, which the Company disposed of in November 2011. The financial results of the Company now largely are attributable to investing activities. All of the majority and wholly owned subsidiaries of the Company were inactive during fiscal years 2014, 2015 and 2016 (other than Wealth Faith’s acquisition of 40% of the shares of Million Cube). The Company is actively seeking new investment opportunities.

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

In 2002, the Company diversified into the travel business through an investment in Rosedale. However, following the disposal of a significant portion of its equity interest during fiscal year 2007, the Company’s equity interest in Rosedale decreased to 12.77% and was subsequently reclassified as trading securities of the Company. As of December 31, 2016, the equity interest had further decreased to 6.17%.

C. ORGANIZATIONAL STRUCTURE

As of December 31, 2016, the principal subsidiaries of the Company were:

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

D. PROPERTY, PLANTS AND EQUIPMENT

The registered office of the Company is located at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda. Only corporate administrative matters are conducted at this office, through the Company’s agent, MUFG Fund Services (Bermuda) Limited (formerly known as Butterfield Fulcrum Group (Bermuda) Limited). The Company’s principal executive office is located at Unit 703, 7/F, 1063 King’s Road, Quarry Bay, Hong Kong. The Company neither owns nor leases real property in Bermuda, Hong Kong, China or elsewhere. Space for use as the Company’s executive offices in Hong Kong is provided to the Company without charge by Dr. Yap, the Company’s Chairman.

The Company did not incur any principal capital expenditures, investment and divestitures over the last three years ended December 31, 2016 other than with respect to the acquisition of 40% of the shares of Million Cube.

ITEM 5.	Operating and Financial Review and Prospects

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including “expect,” “anticipate,” “believe,” “seek,” “estimate,” “intends,” “should” or “may.” Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3 Key Information — “Risk Factors.” This section should be read along with our Consolidated Financial Statements included as Item 17 of this Annual Report, including the accompanying notes, that are included in this Annual Report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been presented and prepared in accordance with U.S. GAAP. The forward-looking statements in this Item 5 are not guarantees of future performance. They involve both risk and uncertainty. Several important factors could cause our actual results to differ materially from those anticipated by these statements. Many of those factors are macroeconomic in nature and are, therefore, beyond the control of our management. Please see the “Risk Factors” in this Annual Report for more details.

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

Available-for-sale Securities

Available-for-sale securities consist of quoted equity securities that are not designated as trading securities. They are held at fair value with unrealized gains and losses, net of tax, reported in accumulated other comprehensive gain or losses. Any unrealized losses that are deemed other-than-temporary are included in current period earnings and removed from accumulated other comprehensive gains or losses.

Realized gains and losses on investment securities are included in current period earnings. For purposes of computing realized gains and losses, the cost basis of each investment sold is generally based on the average cost method. And the Company regularly evaluates whether the decline in fair value of available-for-sale securities is other-than-temporary and objective evidence of impairment could include:

•	The severity and duration of the fair value decline;

•	Deterioration in the financial condition of the issuer; and

•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.

No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2015 and 2016.

Long-term Investment

In accordance with ASC 325-20, Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Company’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. No impairment loss had been recorded for the years ended December 31, 2015 and 2016.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, valuation allowances for deferred tax assets and impairment with respect to i) trading securities, ii) available-for-sale securities and iii) long- term investment.

Results of Operations: Fiscal year ended December 31, 2016 compared with fiscal year ended December 31, 2015

For 2016, the Company recorded consolidated net profit of Rmb0.6 million, or Rmb0.07 per share. By comparison, the net profit and the earnings per share in 2015 were Rmb4.1 million and Rmb0.45, respectively.

The Rmb2.7 million loss from operating activities mainly represented the administrative expenses incurred for the year ended December 31, 2016. General and administrative expenses were comprised of expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2015 were Rmb2.8 million.

Apart from the general and administrative expenses of Rmb2.7 million, components of net profit of Rmb0.6 million for the year ended December 31, 2016 were interest income of Rmb2.6 million, unrealized gain on trading securities of Rmb2.4 million and an exchange gain of Rmb0.2 million, partial offset by net realized loss on investments of Rmb1.2 million and interest expense of Rmb0.7 million.

Apart from the general and administrative expenses of Rmb2.8 million, components of net profit of Rmb4.1 million for the year ended December 31, 2015 were interest income of Rmb0.1 million, unrealized gain on trading securities of Rmb10.0 million, partial offset by interest expense of Rmb0.6 million, net realized loss on investments of Rmb0.4 million and an exchange loss of Rmb2.2 million.

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

Apart from the general and administrative expenses of Rmb2.8 million, components of net profit of Rmb4.1 million for the year ended December 31, 2015 were interest income of Rmb0.1 million, unrealized gain on trading securities of Rmb10.0 million, partial offset by interest expense of Rmb0.6 million, net realized loss on investments of Rmb0.4 million and an exchange loss of Rmb2.2 million.

Apart from the general and administrative expenses of Rmb2.1 million, components of net loss of Rmb2.5 million for the year ended December 31, 2014 were dividend income of Rmb3.9 million, net realized gain on investments of Rmb0.9 million, offset by unrealized loss on trading securities of Rmb4.0 million, interest expense of Rmb0.5 million and an exchange loss of Rmb0.7 million.

Impact of Inflation

Inflation and deflation in the PRC and Hong Kong has not had a material effect on our past operating results.

Impact of Tax Regulations

For the impact of tax regulations on the Company, see Note 7 to the Consolidated Financial Statements of the Company included in “Item 17. Financial Statements”.

B. LIQUIDITY AND CAPITAL RESOURCES

For 2016, cash for financing the operations of the Company was principally obtained through the disposal of trading securities. During 2015 and 2016, the Company still saw a continuation of challenging financial and economic conditions. The global economy continued to face uncertainties while the growths have slowed down. As such, the Company will take a judicious approach in managing the Group’s investments portfolio. Despite the tough market environment, the Company continues to revisit its business strategy and composition of its investments portfolio.

The Company’s working capital, calculated as current assets less current liabilities, remained at a similar level in 2016 and 2015. Working capital was Rmb483.8 million as of December 31, 2016 and was Rmb449.3 million as of December 31, 2015.

Over the last few years, cash flow for financing the operations of the Company was primarily obtained from the disposal of trading securities. As at December 31, 2016, the Company still held approximately Rmb36.4 million of marketable securities. In 2016, the Company had net cash used in operating activities of approximately Rmb0.4 million compared to net cash used in operating activities of approximately Rmb6.5 million in 2015. The operating cash outflows were mainly caused by cash used for general and administrative expense and changes in operating assets and liabilities. The net cash provided by investing activities and financing activities in 2016 was approximately Rmb10.2 million and RmbNil, respectively, compared with Rmb14.7 million used in investing activities and RmbNil in financing activities in 2015. The investing cash inflows were mainly related to proceeds from trading securities and increase in payables to securities brokers, and the investing cash outflows were mainly related to purchases of trading securities in 2016.

Other than the acquisition of 40% of the shares of Million Cube as described in Item 4 of this Form 20-F, no transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Company have been entered into during 2016. In management’s opinion, the Company has sufficient cash and cash equivalents, notes receivable and trading securities to support its working capital for its present requirements.

For the years ended December 31, 2015 and 2016, the Company had no expenditures for property, plant and equipment.

Cash and cash equivalents of the Company increased to Rmb499.9 million at December 31, 2016 from approximately Rmb455.7 million at December 31, 2015, of which Rmb497.1 million (approximately US$71.6 million) were U.S. dollar deposits included in cash and cash equivalents.

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

D. TREND INFORMATION

Following the disposal of its entire interest in Hangzhou Zhongce and the acquisition of 40% of the shares of Million Cube (please refer to Item 4 for details), the Company continues to position itself as a conglomerate investor in China and anticipates that it will maintain its conservative and cautious investment posture in the coming year and to continue its efforts to explore new investment opportunities with the view to magnify shareholders’ value.

E. OFF-BALANCE SHEET ARRANGEMENTS

For the year of 2016, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Additionally, the Company had not undertaken any guarantees as of December 31, 2016.

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

As of December 31, 2015 and 2016, the Company did not have any contractual obligations and commercial commitments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position	Since
Allan Yap	61	Chairman, Chief Executive Officer and Director	2001
Eva Chan Ling	51	Deputy Chairman and Director	2004
Dorothy Law	47	Director	2000
Richard Whittall	58	Independent Director and Audit Committee Member	2000
Lien Kait Long	69	Director	1999
Sin Chi Fai	57	Independent Director and Audit Committee Member	2010
Ken Lau	45	Chief Financial Officer	2014

There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above. None of the directors or executive officers was elected or appointed pursuant to an arrangement or understanding with any third party.

Biographies of Directors and Senior Management

Dr. Allan Yap, age 61, is the chairman, chief executive officer and a director of the Company. He obtained an honorary degree of Doctor of Laws and has over 30 years’ experience in finance, investment and banking. Dr. Yap is the chairman and an executive director of Master Glory and Rosedale Hotel Holdings Limited (“Rosedale”), and the honorary chairman and a non-executive director of SMI Holdings Group Limited, all of which are publicly listed companies in Hong Kong. He is also the chairman and chief executive officer of Burcon NutraScience Corporation, a company whose shares are listed on the Toronto Stock Exchange in Canada, NASDAQ Stock Market in the United States and the Frankfurt Stock Exchange in Germany. Dr. Yap is the executive chairman of Hanwell Holdings Limited and Tat Seng Packaging Group Ltd., both are publicly listed companies in Singapore. He was also the chairman of MRI Holdings Limited, which had been deregistered on February 28, 2015. Dr. Yap had been an executive chairman of Intraco Limited, a public listed company in Singapore, and resigned on December 6, 2012. He had also been an executive director of See Corporation Limited and Shaw Brothers Holdings Limited (formerly known as Meike International Holdings Limited), all are publicly listed companies in Hong Kong, and resigned on June 13, 2011 and October 25, 2016 respectively. Dr. Yap was an alternate director of Television Broadcasts Limited, a listed company in Hong Kong, and resigned on December 29, 2015. Dr. Yap was appointed as the chairman and chief executive officer of the Company on December 1, 2004.

Ms. Chan Ling, Eva, age 51, is a deputy chairman and a director of the Company. She has over 28 years’ experience in auditing, accounting and finance in both international accounting firms and listed companies. Ms. Chan is a member of the Chartered Accountants in Australia and New Zealand, a fellow member of the Association of Chartered Certified Accountants and also a practicing member of the Hong Kong Institute of Certified Public Accountants. Effective from June 1, 2009, Ms. Chan is the managing director of Rosedale. She was also a director of MRI Holdings Limited. She had been an executive director of China Strategic Holdings Limited, and an independent non-executive director of Well Way Group Limited (now known as Global Mastermind Holdings Limited), both are publicly listed companies in Hong Kong, and resigned on June 1, 2014 and June 23, 2014 respectively. Ms. Chan was appointed as deputy chairman of the Company on December 1, 2004.

Ms. Dorothy Law, age 47, is a director of the Company. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and she has also been admitted as a Solicitor of the High Court of Hong Kong (non-practicing). Ms. Law is Senior Vice President, Legal and Corporate Secretary of Burcon NutraScience Corporation.

Mr. Richard Whittall, age 58, is an independent director and the chairman of the audit committee of the Company. He is the President of Watershed Capital Holdings Inc., an investment banking firm, based in Vancouver, British Columbia, Canada. Mr. Whittall has over 23 years’ experience in investment banking, advising domestic and international companies in the areas of fund raising, mergers, acquisitions, divestitures and strategic business alliances. Mr. Whittall currently serves as a director of a number of public and private companies, including GVIC Communications Corp., Canadian General Investments Limited and Canadian World Fund Limited.

Mr. Lien Kait Long, age 69, is a director of the Company. Mr. Lien holds a bachelor’s degree in commerce and is a fellow member of the Institute of Singapore Chartered Accountants (ISCA) and CPA Australia. He has extensive experience in finance, corporate management and business investment. He has held a number of senior management positions as well as executive directorships in various public and private corporations in Singapore, Hong Kong and China. Mr. Lien currently serves as an independent director on the board of several Singapore and Chinese Companies listed on the Singapore Exchange Securities Trading Limited. He was also a director of MRI Holdings Limited.

Mr. Sin Chi Fai, age 57, is appointed an independent director and an audit committee member of the Company on June 9, 2010. Mr. Sin obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 19 years’ experience in banking field and sales and marketing experience in information technology industries. Mr. Sin currently serves as an independent non-executive director of Rosedale and Master Glory, both publicly listed companies in Hong Kong. Mr. Sin is also currently a director and shareholder of a Singapore company engaged in the distribution of data storage media and computer-related products throughout Asia.

Mr. Ken Lau, aged 45, was appointed as the Chief Financial Officer of the Company on May 15, 2014. Mr. Lau is a member of CPA Australia and a certificate holder of American Institute of Certified Public Accountants. He has over 20 years of progressive accounting experience through management roles for a variety of public and private multinational corporations.

B. COMPENSATION

For the year ended December 31, 2016, the aggregate amount of compensation paid by the Company and its subsidiaries to the Company’s directors and executive officers, for service in all capacities, was approximately Rmb740,380 (approximately US$106,637). The grant of bonuses is determined at the discretion of the board of directors. No bonuses were granted or paid in the year 2016.

The following table summarizes the compensation received by our executive and non-executive directors and senior management for the year 2016.

Name	Total Salary (USD)	Total Salary (Rmb)
Executive Director
Allan Yap	20,000	138,860
Eva Chan Ling	20,000	138,860
Non-Executive Director
Dorothy Law	20,000	138,860
Lien Kait Long	20,000	138,860
Richard Whittall	20,000	138,860
Sin Chi Fai	6,637	46,080

No officer or director received any non-cash compensation in 2016.

C. BOARD PRACTICES

The 2017 annual general meeting of the Company will be held as soon as practicable, and the shareholders of the Company will be asked to re-elect the directors in the forthcoming annual general meeting of the Company.

No director of the Company has entered into any service contract nor is entitled to any benefits upon termination of service with the Company.

The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. During the year 2016 and as of the date of this filing, the audit committee of the Company consisted of Mr. Richard Whittall and Mr. Sin Chi Fai.

D. EMPLOYEES

As of December 31, 2014, 2015 and 2016, the Company had no employees other than the senior management identified above.

E. SHARE OWNERSHIP

As of December 31, 2016, none of the Company’s directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations, other than Dr. Yap and Mr. Sin, the Chairman and a director, respectively, of Master Glory Group Limited.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Based on filings on Schedule 13G under the Exchange Act and public announcements/circulars/annual reports of Master Glory pursuant to the Listing Rules of HKSE, as of December 31, 2016, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company:

Name of holder	Number of shares held	Percentage of class
Master Glory Group Limited (1)	2,610,600	28.95%
William F. Harnisch (2)	414,675	4.60%

(1)	On July 28, 2016, Master Glory disclosed in its annual report 2015-2016 that it holds an equity interest of 28.95% in the issued share capital of the Company as of March 31, 2015 and 2016.
(2)	According to Amendment No.11 to a report on Schedule 13G/A dated February 14, 2017, the 414,675 shares beneficially owned by William F. Harnisch as of December 31, 2016, representing 4.6% equity interest in the Company, consisted of (A) 79,800 shares beneficially owned individually by Mr. Harnisch; and (B)(i) 218,775 shares beneficially owned by Grenadier Fund; and (ii) 116,100 shares beneficially owned by Triumph Fund II L.P., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above-mentioned clients.

Neither of the shareholders listed in the table above have different voting rights than the Company’s shareholders generally.

According to the shareholders list provided to the Company by its transfer agent, there were 49 shareholders (representing all issued common stock of 9,017,310 shares) of record of the Company’s common stock as of April 30, 2017.

B. RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions:

	2015	2016	2016
	Rmb’000	Rmb’000	USD’000
Due from:
Master Glory and its subsidiaries	335	167	24

	335	167	24

China Strategic Holdings Limited (“CSH”), a public company listed on the HKSE was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Master Glory. In June 2006, Master Glory acquired a controlling interest in GDI and became the parent company. On December 8, 2006, Master Glory became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and, as a result, ITC became the ultimate parent company. On May 18, 2007, Master Glory was ceased to be a subsidiary of ITC and became the ultimate parent of the Company until 2008 when Master Glory reduced its equity interest in the Company. Following the completion of the distribution of its Master Glory shares to its shareholders in November 2010, ITC’s interests in Master Glory dropped from 42% to 0.1%. As of December 31, 2016, Master Glory held a 28.95% equity interest in the Company, as disclosed in its annual report 2015-2016.

As of December 31, 2015 and 2016, the amounts due from related parties were unsecured, non-interest bearing and had no fixed repayment terms.

In addition, as of December 31, 2015 and 2016, the Company held a 6.17% equity interest in Rosedale. Dr. Yap serves as chairman of Rosedale, Ms. Chan serves as its managing director and Mr. Sin serves as an independent non-executive director of Rosedale.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the Consolidated Financial Statements to the Company included in “Item 17. Financial Statements” of this Annual Report.

Legal Proceedings

The Company is not currently involved in any legal or arbitration proceedings.

Dividend Policy

On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2014, 2015 and 2016, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will depend on the Company’s results of operations and financial condition, and other factors deemed relevant by its board of directors.

Since the Company is a holding company, its ability to pay dividends depends substantially on its receipt of distributions from its subsidiaries. Applicable Chinese laws and regulations require that, before a Sino-foreign equity joint venture enterprise (such as each PRC subsidiary) distributes profits to investors, it must: (1) satisfy all tax liabilities; (2) provide for losses in previous years; and (3) make allocations, in proportions determined at the sole discretion of the board of directors, to a general reserve fund and an enterprise expansion fund. During 2014, 2015 and 2016, no distribution of dividends was made from any subsidiary to the Company.

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

The following table sets forth, for the periods indicated, the high and low closing sale prices of the common stock as reported by the OTC Pink Marketplace from January 1, 2012 to December 31, 2016.

Year Ended	High (US$)	Low (US$)
December 31, 2016	0.19	0.10
December 31, 2015	0.35	0.15
December 31, 2014	0.40	0.15
December 31, 2013	0.80	0.16
December 31, 2012	1.75	0.10

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2016 and each of the most recent periods.

Quarter Ended	High (US$)	Low (US$)
March 31, 2017	0.13	0.12
December 31, 2016	0.13	0.10
September 30, 2016	0.14	0.10
June 30, 2016	0.19	0.10
March 31, 2016	0.15	0.10
December 31, 2015	0.25	0.15
September 30, 2015	0.25	0.25
June 30, 2015	0.35	0.25
March 31, 2015	0.35	0.20

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

Month Ended	High (US$)	Low (US$)
April 30, 2017	0.30	0.13
March 31, 2017	0.13	0.13
February 28, 2017	0.13	0.13
January 31, 2017	0.12	0.12
December 31, 2016	0.12	0.11
November 30, 2016	0.12	0.12

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

For a summary of the Company’s Memorandum and Articles of Association, see Item 10 of the Company’s Form 20-F for the year ended December 31, 2001, which summary is incorporated by reference herein.

C. MATERIAL CONTRACTS

See “Item 4—Information of the Company—A. History and Development of the Company” for a discussion of the definitive agreement between Wealth Faith and Fortuneasy relating to the acquisition of 40% of the shares of Million Cube.

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

The Company believes it was classified as a PFIC during the tax year ended December 31, 2016, and based on current business plans and financial expectations, the Company believes that it may be a PFIC in subsequent tax years. The determination of whether any foreign corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such year and, as a result, cannot be predicted with certainty as of the date of this document.

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

Each U.S. holder should consult its own U.S. tax advisors regarding the advisability of, and procedure for making, a QEF Election. However, U.S. holders should be aware that the Company did not satisfy record keeping requirements that apply to a qualified electing fund for its tax year ended December 31, 2016 and there can be no assurance that the Company will in future satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. holders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to the Company’s common stock.

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

Legislative Uncertainty

A number of items of legislation have been proposed or are expected to soon be proposed that could significantly alter certain of the U.S. federal income tax consequences of an investment in the Company. It is uncertain whether any such proposed legislation (or other legislation that would impact the Company or a U.S. holder) will be enacted. Prospective investors should consult their own tax advisors regarding proposed legislation.

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

Documents concerning us that are referred to herein may be inspected at the Company’s offices at Unit 703, 7/F, 1063 King’s Road, Quarry Bay, Hong Kong. You may read and copy any document that the Company files with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to fluctuations in interest rates and currency exchange rates primarily with respect to any borrowings it may make and to our operating results. Under its current policies, the Company does not use interest rate derivative instruments to manage exposure to interest rate changes.

Equity Price Risk

The Company’s investments in equity securities expose it to changes in equity prices. The table below sets forth the Company’s exposure to equity securities as of December 31, 2015 and 2016.

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

The Company regularly evaluates whether the decline in fair value of available-for-sale securities is other-than-temporary and objective evidence of impairment could include:

•	The severity and duration of the fair value decline;

•	Deterioration in the financial condition of the issuer; and

•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.

No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2015 and 2016.

	2015	2016	2016
	Rmb’000	Rmb’000	US$’000
Trading securities:
Adjusted cost	67,580	59,017	8,500
Additions	—	6,933	999
Unrealized gains	4,380	2,463	355
Unrealized losses	(43,617)	(46,087)	(6,638)
Exchange differences	(1,296)	(1,869)	(269)

Total at fair value	27,047	20,457	2,947

Equity securities listed in Hong Kong	9,892	20,457	2,947
Equity securities listed in Singapore	17,155	—	—

Total	27,047	20,457	2,947

Available-for-sale securities:
Equity securities listed in Hong Kong:
Cost	14,701	15,789	2,274
Impairment recognized in earnings	—	—	—

Adjusted amortized cost	14,701	15,789	2,274
Unrealized gains / (loss)	2,853	(115)	(17)
Exchange differences	232	309	45

Total at fair value	17,786	15,983	2,302

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

On January 6, 2017, the PBOC raised the exchange rate for the Renminbi against the U.S. dollar by 0.92%, the biggest one-day increase since July 2005, and comes as the Renminbi had flirted lately with the 7.0 to the U.S. dollar mark, a threshold not crossed in more than 8 years. The PBOC also said it will keep the currency stable at a reasonable level.

For more details, see “RISK FACTORS — FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS”.

As of December 31, 2016, the Company had no open forward contracts or option contracts. The Company’s cash and cash equivalents as of December 31, 2016 was Rmb499.9 million of which approximately Rmb497.1 million equivalents (approximately US$71.6 million) were held in U.S. dollar deposits.

Interest Rate Risk

The Company’s interest income is sensitive to changes in interest rates. However, the amount of interest income has been immaterial to the Company.

The Company did not have any short-term or long-term debt which bore a floating interest rate as of December 31, 2015 or 2016.

The Company will be exposed to interest rate fluctuations on its cash on hand and any new borrowings under any new loan facility and any change in interest rate could affect its results of operations and cash flows.

Credit Risk

As of December 31, 2015 and 2016, approximately 97.1% and 99.9%, respectively, of the Company’s cash is maintained with one bank within Taiwan. To protect the interest of depositors, Taiwan introduced deposit insurance which provides maximum compensation of NT$3 million (approximately RMB592,500) per depositor if a bank becomes bankrupt. The Company has not experienced any losses due to the bank failure and monitors the soundness and the credit ratings of the bank on a periodic basis. Thus, the Company believes it is currently not exposed to any material risks on its bank deposits with the bank.

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

Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2016, the Company’s disclosure controls and procedures are effective as they are sufficient to ensure that the information that the Company is required to disclose in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. The Company develops a set of procedures and controls that will allow it to meet such time periods specified in the SEC rules and forms and to ensure that information required to be disclosed by it in its reports is accumulated and communicated to its management, including the Company’s principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 based on the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on the assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2016. This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting pursuant to the rules of the SEC that permit the Company to provide only management’s report in this Annual Report on Form 20-F.

There have been no changes in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

As the Company’s common stock is not currently listed on a U.S. national securities exchange, the Company is not obligated to have an audit committee of the board of directors. The Company has, however, had an Audit Committee for many years and continues to do so. As of December 31, 2016, the Company’s Board of Directors has determined that the two members of the Audit Committee, Mr. Richard Whittall and Mr. Sin Chi Fai, do not qualify as “audit committee financial experts” as defined by Item 401(h) of Regulation S-K adopted pursuant to the Exchange Act. The Company is currently in the process of seeking a qualified financial expert for the audit committee.

ITEM 16B	CODE OF ETHICS

The Company has adopted a Code of Ethics for the Chief Executive and Senior Financial Officers, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is filed as Exhibit 14.1 to this Annual Report on Form 20-F.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for services rendered by our principal external auditors, for the years indicated below:

	2015	2016
	US$’000	US$’000
Audit Fees	100	88
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	100	88

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

The Audit Committee members are responsible for the review of the quality and performance of external auditors. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors. Under the policy, the Audit Committee pre-approves all auditing services. The engagement of Centurion ZD CPA Limited as independent registered public accounting firm has been approved by the Audit Committee. If the Audit Committee approves an audit service within the scope of the engagement of the audit service, such audit service is deemed to have been pre-approved.

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

On September 30, 2016, the Company was advised that the Company’s independent registered public accounting firm, Crowe Horwath (HK) CPA Limited (“CHHK”), would no longer provide audit and assurances services to public companies subject to the statutes and regulations of the United States effective as of October 1, 2016. Accordingly, the Company, with the approval of its audit committee and board of directors, terminated the services of CHHK effective September 30, 2016, and retained the services of Centurion ZD CPA Limited (formerly DCAW (CPA) Limited) (“Centurion”) as its new independent registered public accounting firm, effective September 30, 2016.

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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (“Company”) and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

Our audits also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in Note 2(h) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited
Hong Kong, China
May 16, 2017

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2014	2015	2016	2016
	Rmb	Rmb	Rmb	US$
Operating activities
General and administrative expenses	(2,148)	(2,803)	(2,732)	(393)
Non-operating (expenses) income:
Dividend income	3,866	—	—	—
Interest income	137	86	2,617	377
Interest expense	(552)	(563)	(682)	(98)
Net realized gain (loss) on investments	919	(409)	(1,258)	(181)
Unrealized (loss) gain on trading securities still held at the balance sheet date	(4,045)	9,966	2,424	349
Exchange (loss) gain	(667)	(2,215)	244	35

Profit (loss) before income tax	(2,490)	4,062	613	89
Income tax expense (note 5)	—	—	—	—

Net (loss) income	(2,490)	4,062	613	89

Other comprehensive income, net of tax
Foreign currency translation adjustment	11,328	26,046	47,437	6,832
Change in unrealized losses	(1,377)	(2,811)	(2,968)	(427)

Net change	9,951	23,235	44,469	6,405

Total comprehensive income	7,461	27,297	45,082	6,494

(Loss) Earnings per common share Basic and diluted	(0.28)	0.45	0.07	0.01

Weighted average number of shares used in the calculation of (loss) earnings per common share Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2015	2016	2016
	Rmb	Rmb	US$
ASSETS
Current assets:
Cash and cash equivalents	455,709	499,854	71,994
Prepaid expenses and other current assets	139	150	21
Due from related parties (note 10)	335	167	24
Trading securities (notes 3 and 7)	27,047	20,457	2,947

Total current assets	483,230	520,628	74,986
Long-term investment (note 4)	167,560	179,960	25,920
Available-for-sale securities (notes 3 and 7)	17,786	15,983	2,302
Other assets	6	6	1

Total assets	668,582	716,577	103,209

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables to securities brokers (note 11)	5,699	6,839	985
Other payable	1,038	1,267	182
Accrued liabilities	1,108	1,314	189
Other taxes payable	2,753	2,753	397
Income taxes payable	23,329	24,667	3,553

Total current liabilities	33,927	36,840	5,306

Total liabilities	33,927	36,840	5,306

Commitments and contingencies (note 8)
Shareholders’ equity:
Common stock - par value US$0.01 per share 50,000,000 shares authorized; 9,017,310 shares issued and outstanding (note 6)	770	770	111
Additional paid-in capital	1,000,958	1,000,958	144,168
Accumulated other comprehensive income	6,017	50,486	7,272
Accumulated deficit	(373,090)	(372,477)	(53,648)

Total shareholders’ equity	634,655	679,737	97,903

Total liabilities and shareholders’ equity	668,582	716,577	103,209

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except number of shares)

	Common Stock	Common Stock	Additional paid-in Capital	Accumulated other comprehensive (losses) / income	Accumulated deficit	Total
	Number	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2014	9,017,310	770	1,000,958	(27,169)	(374,662)	599,897
Net loss	—	—	—	—	(2,490)	(2,490)
Foreign currency translation adjustment	—	—	—	11,328	—	11,328
Unrealized loss on available-for-sale securities	—	—	—	(1,377)	—	(1,377)

Balance at December 31, 2014	9,017,310	770	1,000,958	(17,218)	(377,152)	607,358
Net income	—	—	—	—	4,062	4,062
Foreign currency translation adjustment	—	—	—	26,046	—	26,046
Unrealized loss on available-for-sale securities	—	—	—	(2,811)	—	(2,811)

Balance at December 31, 2015	9,017,310	770	1,000,958	6,017	(373,090)	634,655
Net income	—	—	—	—	613	613
Foreign currency translation adjustment	—	—	—	47,437	—	47,437
Unrealized loss on available-for-sale securities	—	—	—	(2,968)	—	(2,968)

Balance at December 31, 2016	9,017,310	770	1,000,958	50,486	(372,477)	679,737

Balance at December 31, 2016(in US$)		111	144,168	7,272	(53,648)	97,903

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2014	2015	2016	2016
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net (loss) income	(2,490)	4,062	613	89
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net realized (gain) loss on investments	(919)	409	1,258	181
Unrealized loss (gain) on trading securities still held at the balance sheet date	4,045	(9,966)	(2,424)	(349)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	—	10	—	—
Accrued liabilities	(400)	(1,011)	118	17

Net cash provided by (used in) operating activities	236	(6,496)	(435)	(62)

Cash flows provided by (used in) from investing activities:
(Advances to) repayment from an unrelated party	(628)	9,139	145	21
Decrease (increase) in due from related parties	88	(13)	183	26
Purchases of trading securities	—	—	(6,933)	(999)
Proceeds from trading securities	2,851	12,568	16,079	2,316
(Decrease) increase in payables to securities brokers	(447)	818	683	98
Payment for long-term investment	—	(37,164)	—	—

Net cash provided by (used in) investing activities	1,864	(14,652)	10,157	1,462

Cash flows used in financing activities:
Changes in due to related parties	(292)	—	—	—

Net cash used in financing activities	(292)	—	—	—

Effect of exchange rate change	10,984	23,901	34,423	4,958

Net increase in cash and cash equivalents	12,792	2,753	44,145	6,358
Cash and cash equivalents, beginning of year	440,164	452,956	455,709	65,636

Cash and cash equivalents, end of year	452,956	455,709	499,854	71,994

Supplemental schedule of cash flow information:
Income taxes paid	—	—	—	—
Interest paid	552	563	682	98

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

No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2015 and 2016.

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

No impairment loss had been recorded for the years ended December 31, 2015 and 2016.

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

The translation of Renminbi amounts into US$ amounts are included solely for the convenience of readers and have been made at US$1.00 = RMB 6.9430, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2016. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

(i)	(Loss) Earnings Per Share

Basic (loss) earnings per share is computed by dividing net (loss) income by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common share equivalents during fiscal 2014, 2015 and 2016.

(j)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, valuation allowances for deferred tax assets and impairment with respect to i) trading securities, ii) available-for-sale securities, and iii) long- term investment.

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of adoption of this ASU on the consolidated financial statements.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Recently Issued Accounting Pronouncements - continued

In May 2014, the FASB issued No. 2014-09, Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in Accounting Standards Codification 605 - Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In August 2015, the FASB approved a one-year deferral of the effective date of the new revenue recognition standard. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 31, 2016, including interim reporting periods within that reporting period. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue versus Net). In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing. In May 2016, the FASB issued ASU 2016-11, Revenue from Contracts with Customers (Topic 606) and Derivatives and Hedging (Topic 815) - Rescission of SEC Guidance Because of ASU 2014-09 and 2014-16, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606) - Narrow Scope Improvements and Practical Expedients. These ASUs clarify the implementation guidance on a few narrow areas and adds some practical expedients to the guidance Topic 606. The Company is evaluating the effect that these ASUs will have on its consolidated financial statements and related disclosures.

On March 30, 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which includes amendments to accounting for income taxes at settlement, forfeitures, and net settlements to cover withholding taxes. The amendments in ASU 2016-09 are effective for public companies for fiscal years beginning after December 31, 2016, and interim periods within those annual periods. Early adoption is permitted but requires all elements of the amendments to be adopted at once rather than individually. The Company is evaluating the effect that ASU No. 2016-09 will have on the Company’s consolidated financial statements and related disclosures.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Recently Issued Accounting Pronouncements - continued

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This ASU is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted. The Company is currently assessing the potential impact of ASU 2016-15 on its financial statements and related disclosures.

In October 2016, the FASB issued ASU No. 2016-16—Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU improves the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. For public business entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company does not anticipate that the adoption of this ASU will have a significant impact on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-17 Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. This update amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. This ASU is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. The Company does not anticipate that the adoption of this ASU will have a significant impact on its consolidated financial statements.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Recently Issued Accounting Pronouncements - continued

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Company does not anticipate that the adoption of this ASU will have a significant impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Company will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

3.	INVESTMENTS

	2015	2016	2016
	Rmb	Rmb	US$
Trading securities:
Adjusted cost	67,580	59,017	8,500
Additions	—	6,933	999
Unrealized gains	4,380	2,463	355
Unrealized losses	(43,617)	(46,087)	(6,638)
Exchange differences	(1,296)	(1,869)	(269)

Total at fair value	27,047	20,457	2,947

Equity securities listed in Hong Kong	9,892	20,457	2,947
Equity securities listed in Singapore	17,155	—	—

Total	27,047	20,457	2,947

Available-for-sale securities:
Equity securities listed in Hong Kong:
Cost	14,701	15,789	2,274
Impairment recognized in earnings	—	—	—

Adjusted amortized cost	14,701	15,789	2,274
Unrealized gains / (loss)	2,853	(115)	(17)
Exchange differences	232	309	45

Total at fair value	17,786	15,983	2,302

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

4.	LONG - TERM INVESTMENT

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

Wealth Faith had appointed one director to Million Cube’s board of directors in March 2015, and was resigned during the year ended December 31, 2016. As there are no other operating activities in Million Cube, the Company has no significant influence over its investment in Million Cube and the substantive investment, which is the Company’s secondary investment in Paragon. As such, the Company records the investment in Million Cube at cost and adjusts for other-than-temporary declines in fair value and distributions of earnings. As of December 31, 2016, the carrying amount of the long-term investment was RMB179,960(HK$200,000).

The management of the Company considered that no impairment was required on its long-term investment because there was a significant appreciation of the underlying asset, a piece of land in Yalong Bay, held by Paragon.

The Company appointed a third party professional valuer to re-assess the current market value of that piece of land in Yalong Bay. In the opinion of the Company’s management, no impairment on the investment in long-term investment was required by the Company as of December 31,2015 and 2016.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

5.	INCOME TAXES

The components of profit (loss) from operations before income tax are as follows:

	Year ended December 31,
	2014	2015	2016	2016
	Rmb	Rmb	Rmb	US$
The PRC	—	—	—	—
All other jurisdictions	(2,490)	4,062	613	89

	(2,490)	4,062	613	89

Income tax expense consists of:

	Year ended December 31,
	2014	2015	2016	2016
	Rmb	Rmb	Rmb	US$
Current	—	—	—	—
Deferred	—	—	—	—

	—	—	—	—

Bermuda

The Company is incorporated under the laws of Bermuda and, under current Bermuda law, is not subject to tax on income or on capital gains. The Company has received an undertaking from the Ministry of Finance of Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Amendment Act, 2011, as amended, that in the event that Bermuda enacts any legislation imposing tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations or the shares, debentures or other obligations of the Company until March 31, 2035. This undertaking is not to be construed so as to (i) prevent the application of any such tax or duty on such person as an ordinary resident in Bermuda; or (ii) prevent the application of any tax payable in accordance with the provision of the Land Tax Act, 1967 or otherwise payable in relation to any land leased to the Company in Bermuda.

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

The tax positions for the years 2007 to 2016 may be subject to examination by the Hong Kong tax authorities.

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

The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2015 and 2016, there is no interest and penalties related to uncertain tax positions.

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

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2015	2016	2016
	Rmb	Rmb	US$
Current deferred tax asset:
Tax losses	18,484	19,285	2,778
Valuation allowances	(18,484)	(19,285)	(2,778)

	—	—	—

Movement in valuation allowance:

	2015	2016	2016
	Rmb	Rmb	US$
At the beginning of the year	21,230	18,484	2,662
Current year movement	(2,746)	801	116

At the end of the year	18,484	19,285	2,778

The Group has total tax operating loss carry forwards of RMB 112,027 and RMB 116,881 as of December 31, 2015 and 2016, respectively, which areavailable for offset against future profits that may be carried forward indefinitely. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2014	2015	2016
Profits tax rate in Hong Kong	16.5%	16.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	1.7%	(28.2%)	(27.4%)
Change in valuation allowance	(18.2%)	11.7%	10.9%

Effective tax rate	—	—	—

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

6.	CAPITAL STOCK

Share Capital

The Company did not issue any Common Stock for the years ended December 31, 2014, 2015 and 2016.

7.	FAIR VALUE MEASUREMENTS

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

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2016:

	Quoted prices	Significant
	In Active	Other	Significant	Balance
	Market for	Observable	Unobservable	as of
	Identical Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2015
	Rmb	Rmb	Rmb	Rmb
Current Assets:
Trading securities
- Equity securities listed in Hong Kong
- Hotel operations	2,190	—	—	2,190
- Gaming, entertainment and tourist-related	2,635	—	—	2,635
- Property development and investment	5,067	—	—	5,067

	9,892	—	—	9,892

- Equity securities listed in Singapore
-Business management and consultancy, and provision of telecommunications and information technology services (through an associate)	17,155	—	—	17,155

	27,047	—	—	27,047

Available-for-sale securities:
- Equity securities listed in Hong Kong
- Hotel operations	17,786	—	—	17,786

Total	44,833	—	—	44,833

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

7.	FAIR VALUE MEASUREMENTS - continued

	Quoted prices In Active Market for Identical Assets (Level 1) Rmb	Significant Other Observable Inputs (Level 2) Rmb	Significant Unobservable Inputs (Level 3) Rmb	Balance as of December 31, 2016 Rmb
Current Assets:
Trading securities
- Equity securities listed in Hong Kong
- Hotel operations	1,968	—	—	1,968
- Gaming, entertainment and tourist-related	8,809	—	—	8,809
- Property development and investment	7,629	—	—	7,629
- Others	2,051	—	—	2,051

	20,457	—	—	20,457

Available-for-sale securities:
- Equity securities listed in Hong Kong
- Hotel operations	15,983	—	—	15,983

Total	36,440	—	—	36,440

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

8.	COMMITMENTS AND CONTINGENCIES

There were no outstanding capital commitments as of December 31, 2015 or 2016.

9.	DISTRIBUTION OF PROFIT

(a)	Dividends

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2014, 2015 and 2016.

(b)	Profit appropriation

As of December 31, 2015 and 2016, the Company had no distributable reserves.

10.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

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

10.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - continued

Due from Related Parties

	2015	2016	2016
	Rmb	Rmb	US$
Due from:
Master Glory Group Limited and its subsidiaries (Formerly known as: Hanny Holdings Limited)	335	167	24

	335	167	24

As of December 31, 2015 and 2016, the Company held a 6.2% equity interest in Rosedale, of which 43,325,554 shares and 5,334,870 shares were recorded as available-for-sale securities and trading securities, respectively. Dr. Allan Yap is the chairman and chief executive director of Rosedale.

As of December 31, 2015 and 2016, the amounts due from related parties were unsecured, non-interest bearing and had no fixed repayment terms.

11.	PAYABLES TO SECURITIES BROKERS

As of December 31, 2015 and 2016, the payables to securities brokers were bearing interest at 8% to 11.25% per annum, repayable on demand, and secured by trading and available-for-sale securities (note 12).

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

12.	PLEDGE OF ASSETS

As of December 31, 2015 and 2016, trading and available-for-sale securities amounting to Rmb42,737 and Rmb34,558(US$4,977) are collateralized to secure the security trading margin facilities of the Company.

13.	CONCENTRATION OF CREDIT RISK

As of December 31, 2015 and 2016, approximately 97.1% and 99.9%, respectively, of the Company’s cash is maintained with one bank in Taiwan. To protect the interest of depositors, Taiwan introduced deposit insurance which provides maximum compensation of NT$3,000 (approximately RMB593) per depositor if a bank becomes bankrupt. The Company has historically not experienced any losses due to the bank failure and monitors the soundness and the credit ratings of the bank on a periodic basis. Thus, the Company believes it is currently not exposed to any material risks on its bank deposits with the bank.

14.	MARKET RATE RISK

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

15.	SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were available to be issued (May 16, 2017), and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements other than those disclosed elsewhere in the consolidated financial statements.

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

Date: May 16, 2017

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