Form 20-F
period 2017-12-31
CHINA ENTERPRISES LTD
filed 2018-05-15
CIK 908256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes     ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2017 contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

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

EXCHANGE RATE INFORMATION

Unless otherwise specified, all references in this document to “U.S. Dollars”, “Dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of the People’s Republic of China, or the “PRC” or “China”; and all references to “HK$” are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region, or “Hong Kong”. Where made for the convenience of the reader, conversions of amounts from Renminbi to U.S. Dollars have been made in this document at US$1.00 to Rmb6.5063, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2017. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See the section “Exchange Rate Information” under “Item 3. Key Information” in this Annual Report for more details on the exchange rate between Renminbi and US Dollars.

References and statements contained in this document regarding China do not apply to Taiwan or the Republic of China.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017. The Consolidated Statements of Operations Data for each of the three years in the period ended December 31, 2017 and the Consolidated Balance Sheets Data as of December 31, 2016 and 2017 have been derived from the audited consolidated financial statements, or the “Consolidated Financial Statements”, included in Item 17 “Financial Statements” of this Annual Report. The Consolidated Statements of Operations Data for the years ended December 31, 2013 and 2014 and the Consolidated Balance Sheets Data as of December 31, 2013, 2014 and 2015, as set forth below, have been derived from audited consolidated financial statements not included in this Annual Report. The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes.

Selected Consolidated Financial Information of the Company

(Amounts in thousands, except number of shares, their par values and per share data)

	Year ended December 31,
	2013	2014	2015	2016	2017
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
Consolidated Statements of Operations Data:
Revenue	—	—	—	—	—	—
Loss from operations	(1,762)	(2,148)	(2,803)	(2,732)	(2,163)	(332)
Net income (loss)	9,938	(2,490)	4,062	613	6,545	1,006
Basic and diluted earnings (loss) per common share (a)	1.10	(0.28)	0.45	0.07	0.73	0.11
Weighted-average number of common shares outstanding (a)	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310
Consolidated Balance Sheets Data :
Total assets	632,879	639,607	668,582	716,577	667,369	102,573
Shareholders’ equity / Net assets	599,897	607,358	634,655	679,737	637,457	97,975
Common stock — par value US$0.01 per share	770	770	770	770	770	118

Note:

(a)	The calculation of basic and diluted (loss) earnings per common share from 2013 to 2017 is based on the weighted-average number of shares of common stock outstanding during each of the years ended December 31, 2013 to 2017. The number of shares of common stock outstanding for 2013 to 2017 was 9,017,310. There were no dilutive securities issued or outstanding for any of the periods presented.

Exchange Rate Information

The Consolidated Financial Statements are published and denominated in Renminbi. Where made for the convenience of the reader, conversion of amounts from Renminbi to U.S. Dollars has been made in this document at US$1.00 to Rmb6.5063, the noon buying rate certified by the Federal Reserve Bank of New York on December 31, 2017. For the purpose of this Annual Report, the latest practicable date with respect to share and certain exchange rate information is April 30, 2018. As of April 30, 2018, the noon buying rate certified by the Federal Reserve Bank of New York was US$1.00 to Rmb6.3325. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

The following table sets forth the average unified exchange rates for each of the years ended December 31, 2013, 2014, 2015, 2016 and 2017:

	Year Ended December 31,
	2013	2014	2015	2016	2017
(Rmb equivalent of US$1.00)	Rmb	Rmb	Rmb	Rmb	Rmb
At unified exchange rate
- average rate calculated by using the average of the exchange rates on the last day of each month during each period.	6.14	6.17	6.29	6.66	6.73

The following table sets forth the high and low exchange rates for each month during the previous six months:

	At Unified Exchange Rate
(Rmb equivalent of US$1.00) Month Ended	High	Low
April 30, 2018	6.33	6.27
March 31, 2018	6.36	6.27
February 28, 2018	6.35	6.26
January 31, 2018	6.53	6.28
December 31, 2017	6.62	6.51
November 30, 2017	6.64	6.60

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

In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company. In addition, all of the subsidiaries of the Company were inactive during fiscal years 2016 and 2017. Despite the Company’s efforts to identify new investments, it has had limited success in doing so and, if it does identify new investments, it may not be able to consummate their acquisition. Even if the Company successfully identifies and consummates the acquisition of new investments, the acquisition of new businesses and business lines carries substantial risk and uncertainties. Depending on the specific acquisition, there may be risks relating to the acquired business itself, risks relating to the industry in which the business operates and risks relating to the Company itself.

THE COMPANY MAY NOT BE ABLE TO FINANCE ACQUISITIONS, STRATEGIC INVESTMENTS OR OTHER EXPANSIONS OR MAY INCUR FINANCIAL OBLIGATIONS OR LIABILITIES IN CONNECTION WITH ANY ACQUISITION OR EXPANSION

Although as of December 31, 2017, the Company believes it had a strong cash position, the Company may experience difficulty in funding acquisitions, investments or expansion. The Company may fund any such activities through bank loans or other debt financing and could incur an increase in debt or other liabilities in connection with any acquisitions, strategic investments or other expansions.

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

THE COMPANY BELIEVES IT WAS CLASSIFIED AS A “PASSIVE FOREIGN INVESTMENT COMPANY” WHICH COULD HAVE A NEGATIVE IMPACT ON U.S. HOLDERS

U.S. investors in the Company’s common stock should be aware that the Company believes it was classified as a passive foreign investment company, or PFIC, during the tax year ended December 31, 2017, and based on current business plans and financial expectations, the Company believes that it may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of the Company’s common stock, or any so-called “excess distribution” received on such common stock, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to such common stock. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that the Company did not satisfy record keeping requirements that apply to a qualified electing fund for its tax year ended December 31, 2017 and there can be no assurance that the Company will in the future satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders are required to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Company common stock. This paragraph is qualified in its entirety by the discussion below under the heading “Taxation — Certain Material U.S. Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common stock.

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

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollars and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the PBOC’s daily exchange rate. On August 11, 2015, the PBOC cut the Renminbi exchange’s reference rate by a record of 1.9%, sparking the sharpest fall in the currency since the U.S. dollar peg ended a decade ago, in order to proceed further with reform of the Renminbi exchange rate regime. This cut could result in a further and more significant floatation in the RMB’s value against the U.S. Dollar. Through 2016 the RMB continued its significant depreciation. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year period. The exchange rate of the RMB against U.S. Dollar as of December 31, 2017 and 2016 were 6.5063 and 6.9430.With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

In April 2008, the Company acquired 100% of the equity interests in Cosmos Regent Ltd, Cyber Generation Limited and Whole Good Limited, all of which are engaged in securities investment, from Hanny Magnetics (B.V.I.) Limited, a wholly owned subsidiary of Master Glory. Total consideration for the three companies was Rmb34,417,000, and the amount was settled through the cancellation of obligations from Master Glory to the Company.

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

Following the closing of the transaction and pursuant to the Agreement, the Company had appointed one director to Million Cube’s board of directors, and was resigned during the year ended December 31, 2016. The Company has continued to seek new strategic investment opportunities in the PRC, including Hong Kong. Apart from the golf resort business, the Company is also looking at other potential investments and has a long term goal to build a platform of value-added and productive businesses under the strategic direction of the Company whereby it can exercise significant influence over the financial and operating decisions of its investees, and then have a degree of responsibility for the return on its investments.

During 2017, Orion (B.V.I.) Tire Corporation, a 60% owned subsidiary incorporated in BVI and Whole Good Limited, a 100% owned subsidiary incorporated in BVI, were dissolved and a gain of approximately Rmb6.5 million was recorded on dissolution.

The Company is a holding company and had interests in a number of subsidiaries as of December 31, 2017. The principal interests of the Company were as follows:

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

B. BUSINESS OVERVIEW

The financial results of the Company were previously dependent on its equity share of the results from Hangzhou Zhongce, which the Company disposed of in November 2011. The financial results of the Company now largely are attributable to investing activities. All of the majority and wholly owned subsidiaries of the Company were inactive during fiscal years 2015, 2016 and 2017 (other than Wealth Faith’s acquisition of 40% of the shares of Million Cube). The Company is actively seeking new investment opportunities.

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

In 2002, the Company diversified into the travel business through an investment in Rosedale. However, following the disposal of a significant portion of its equity interest during fiscal year 2007, the Company’s equity interest in Rosedale decreased to 12.77% and was subsequently reclassified as trading securities of the Company. As of December 31, 2017, the equity interest had decreased to 6.17%.

C. ORGANIZATIONAL STRUCTURE

As of December 31, 2017, the principal subsidiaries of the Company were:

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

The Company did not incur any principal capital expenditures, investment and divestitures over the last three years ended December 31, 2017 other than with respect to the acquisition of 40% of the shares of Million Cube.

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

No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2016 and 2017.

Long-term Investment

In accordance with ASC 325-20, Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Company’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. No impairment loss had been recorded for the years ended December 31, 2016 and 2017.

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

Results of Operations: Fiscal year ended December 31, 2017 compared with fiscal year ended December 31, 2016

For 2017, the Company recorded consolidated net profit of Rmb6.5 million, or Rmb0.73 per share. By comparison, the net profit and the earnings per share in 2016 were Rmb0.6 million and Rmb0.07, respectively.

The Rmb2.2 million loss from operating activities mainly represented the administrative expenses incurred for the year ended December 31, 2017. General and administrative expenses were comprised of expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2016 were Rmb2.7 million.

Apart from the general and administrative expenses of Rmb2.2 million, components of net profit of Rmb6.5 million for the year ended December 31, 2017 were interest income of Rmb5.4 million, dividend income of Rmb0.1 million and gain on dissolution of subsidiaries of Rmb6.5 million, partial offset by net realized loss on investments of Rmb0.2 million, unrealized loss on trading securities of Rmb2.3 million and interest expense of Rmb0.8 million.

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

B. LIQUIDITY AND CAPITAL RESOURCES

For 2017, cash for financing the operations of the Company was principally obtained through the disposal of trading securities. During 2016 and 2017, the Company still saw a continuation of challenging financial and economic conditions. The global economy continued to face uncertainties while the growths have slowed down. As such, the Company will take a judicious approach in managing the Group’s investments portfolio. Despite the tough market environment, the Company continues to revisit its business strategy and composition of its investments portfolio.

The Company’s working capital, calculated as current assets less current liabilities, remained at a similar level in 2017 and 2016. Working capital was Rmb453.9 million as of December 31, 2017 and was Rmb483.8 million as of December 31, 2016.

Over the last few years, cash flow for financing the operations of the Company was primarily obtained from the disposal of trading securities. As at December 31, 2017, the Company still held approximately Rmb26.4 million of marketable securities. In 2017, the Company had net cash provided by operating activities of approximately Rmb2.7 million compared to net cash used in operating activities of approximately Rmb0.4 million in 2016. The operating cash inflows were mainly caused by changes in operating assets and liabilities. The net cash provided by investing activities in 2017 was approximately Rmb8.5 million compared with approximately Rmb10.2 million in 2016. The investing cash inflows were mainly related to proceeds from trading securities and increase in payables to securities brokers in 2017.

Other than the acquisition of 40% of the shares of Million Cube as described in Item 4 of this Form 20-F, no transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Company have been entered into during 2017. In management’s opinion, the Company has sufficient cash and cash equivalents, notes receivable and trading securities to support its working capital for its present requirements.

For the years ended December 31, 2016 and 2017, the Company had no expenditures for property, plant and equipment.

Cash and cash equivalents of the Company decreased to Rmb474.0 million at December 31, 2017 from approximately Rmb499.9 million at December 31, 2016, of which Rmb468.3 million (approximately US$72.0 million) were U.S. dollar deposits included in cash and cash equivalents.

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

D. TREND INFORMATION

Following the disposal of its entire interest in Hangzhou Zhongce in 2011 and the acquisition of 40% of the shares of Million Cube in 2015 (please refer to Item 4 for details), the Company continues to position itself as a conglomerate investor in China and anticipates that it will maintain its conservative and cautious investment posture in the coming year and to continue its efforts to explore new investment opportunities with the view to magnify shareholders’ value.

E. OFF-BALANCE SHEET ARRANGEMENTS

For the year of 2017, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Additionally, the Company had not undertaken any guarantees as of December 31, 2017.

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

As of December 31, 2016 and 2017, the Company did not have any contractual obligations and commercial commitments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position	Since
Allan Yap	62	Chairman, Chief Executive Officer and Director	2001
Eva Chan Ling	52	Deputy Chairman and Director	2004
Dorothy Law	48	Director	2000
Richard Whittall	59	Independent Director and Audit Committee Member	2000
Lien Kait Long	70	Director	1999
Sin Chi Fai	58	Independent Director and Audit Committee Member	2010
Ken Lau	46	Chief Financial Officer	2014

There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above. None of the directors or executive officers was elected or appointed pursuant to an arrangement or understanding with any third party.

Biographies of Directors and Senior Management

Dr. Allan Yap, age 62, is the chairman, chief executive officer and a director of the Company. He holds an honorary degree of Doctor of Laws and has over 30 years’ experience in finance, investment and banking. Dr. Yap is a substantial shareholder, the chairman and an executive director of Master Glory Group Limited. He is also the chairman and executive director of Rosedale Hotel Holdings Limited (“Rosedale”), all of which are publicly listed companies in Hong Kong. He is also the chairman and chief executive officer of Burcon NutraScience Corporation (“Burcon”), a company whose shares are listed on the Toronto Stock Exchange in Canada, NASDAQ Stock Exchange (“Nasdaq”) in the United States and the Frankfurt Stock Exchange in Germany. Burcon has been informed by the Nasdaq on April 25, 2018 of its decision to delist Burcon’s common shares from the Nasdaq Capital Market and the trading of Burcon’s shares was suspended effective from April 27, 2018. Dr. Yap is an executive chairman of Hanwell Holdings Limited (formerly known as PSC Corporation Limited) and Tat Seng Packaging Group Limited, both are publicly listed companies in Singapore. He was also the chairman of MRI Holdings Limited, which had been deregistered on February 28, 2015. Dr. Yap had been an executive chairman of Intraco Limited, a public listed company in Singapore, and resigned on December 6, 2012. Dr. Yap had also been an executive director of See Corporation Limited, an alternate director of Television Broadcasts Limited, the chairman and an executive director of Shaw Brothers Holdings Limited (formerly known as Meike International Holdings Limited) and the honorary chairman and a non-executive director of SMI Holdings Group Limited, all are publicly listed companies in Hong Kong, and resigned on June 13, 2011, December 29, 2015, October 25, 2016 and November 28, 2017 respectively. Dr. Yap was appointed as the chairman and chief executive officer of the Company on December 1, 2004.

Ms. Chan Ling, Eva, age 52, is a deputy chairman and a director of the Company. She has over 29 years’ experience in auditing, accounting and finance in both international accounting firms and listed companies. Ms. Chan is a member of the Chartered Accountants in Australia and New Zealand, a fellow member of the Association of Chartered Certified Accountants and also a practicing member of the Hong Kong Institute of Certified Public Accountants. Effective from June 1, 2009, Ms. Chan is the managing director of Rosedale. She was also a director of MRI Holdings Limited. She had been an executive director of China Strategic Holdings Limited, and an independent non-executive director of Well Way Group Limited (now known as Global Mastermind Holdings Limited), both are publicly listed companies in Hong Kong, and resigned on June 1, 2014 and June 23, 2014 respectively. Ms. Chan was appointed as deputy chairman of the Company on December 1, 2004.

Ms. Dorothy Law, age 48, is a director of the Company. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and she has also been admitted as a Solicitor of the High Court of Hong Kong (non-practicing). Ms. Law is Senior Vice President, Legal and Corporate Secretary of Burcon NutraScience Corporation. Burcon has been informed by the Nasdaq on April 25, 2018 of its decision to delist Burcon’s common shares from the Nasdaq Capital Market and the trading of Burcon’s shares was suspended effective from April 27, 2018.

Mr. Richard Whittall, age 59, is an independent director and the chairman of the audit committee of the Company. He is the President of 0979146 BC Ltd, an investment holding company, based in Vancouver, British Columbia. He is also the President of Watershed Capital Holdings Inc., an investment banking firm, based in Vancouver, British Columbia, Canada. Mr. Whittall has over 23 years’ experience in investment banking, advising domestic and international companies in the areas of fund raising, mergers, acquisitions, divestitures and strategic business alliances. Mr. Whittall currently serves as a director of a number of public and private companies, including GVIC Communications Corp., Canadian General Investments Limited and Canadian World Fund Limited.

Mr. Lien Kait Long, age 70, is a director of the Company. Mr. Lien holds a bachelor’s degree in commerce and is a fellow member of the Institute of Singapore Chartered Accountants (ISCA) and CPA Australia. He has extensive experience in finance, corporate management and business investment. He has held a number of senior management positions as well as executive directorships in various public and private corporations in Singapore, Hong Kong and China. Mr. Lien currently serves as an independent director on the board of several Singapore and Chinese Companies listed on the Singapore Exchange Securities Trading Limited. He was also a director of MRI Holdings Limited.

Mr. Sin Chi Fai, age 58, is appointed an independent director and an audit committee member of the Company on June 9, 2010. Mr. Sin obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 19 years’ experience in banking field and sales and marketing experience in information technology industries. Mr. Sin currently serves as an independent non-executive director of Rosedale and Master Glory, both are publicly listed companies in Hong Kong. Mr. Sin is also currently a director and shareholder of a Singapore company engaged in the distribution of data storage media and computer-related products throughout Asia.

Mr. Ken Lau, aged 46, was appointed as the Chief Financial Officer of the Company on May 15, 2014. Mr. Lau is a member of CPA Australia and a certificate holder of American Institute of Certified Public Accountants. He has about 20 years of progressive accounting experience through management roles for a variety of public and private multinational corporations.

B. COMPENSATION

For the year ended December 31, 2017, the aggregate amount of compensation paid by the Company and its subsidiaries to the Company’s directors, executive officers and senior management, for service in all capacities, was approximately Rmb775,603 (approximately US$119,208). The grant of bonuses is determined at the discretion of the board of directors. No bonuses were granted or paid in the year 2017.

The following table summarizes the compensation received by our executive and non-executive directors and senior management for the year 2017.

Name	Total Salary (USD)	Total Salary (Rmb)
Executive Director
Allan Yap	20,000	130,126
Eva Chan Ling	20,000	130,126
Non-Executive Director
Dorothy Law	20,000	130,126
Lien Kait Long	20,000	130,126
Richard Whittall	20,000	130,126
Sin Chi Fai	7,670	49,903
Senior Management Ken Lau	11,538	75,070

No officer or director received any non-cash compensation in 2017.

C. BOARD PRACTICES

The 2018 annual general meeting of the Company will be held as soon as practicable, and the shareholders of the Company will be asked to re-elect the directors in the forthcoming annual general meeting of the Company.

No director of the Company has entered into any service contract nor is entitled to any benefits upon termination of service with the Company.

The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. During the year 2017 and as of the date of this filing, the audit committee of the Company consisted of Mr. Richard Whittall and Mr. Sin Chi Fai.

D. EMPLOYEES

As of December 31, 2015, 2016 and 2017, the Company had no employees other than the senior management identified above.

E. SHARE OWNERSHIP

As of December 31, 2017, none of the Company’s directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations, other than Dr. Yap and Mr. Sin, the Chairman and a director, respectively, of Master Glory Group Limited.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Based on filings on Schedule 13G under the Exchange Act and public announcements/circulars/annual reports of Master Glory pursuant to the Listing Rules of HKSE, as of December 31, 2017, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company:

Name of holder	Number of shares held	Percentage of class
Master Glory Group Limited (1)	2,610,600	28.95%
William F. Harnisch (2)	414,675	4.6%

(1)	On July 28, 2017, Master Glory disclosed in its annual report 2016-2017 that it helds an equity interest of 28.95% in the issued share capital of the Company as of March 31, 2016 and 2017.
(2)	According to Amendment No.11 to a report on Schedule 13G/A dated February 14, 2017, the 414,675 shares beneficially owned by William F. Harnisch as of December 31, 2016, representing 4.6% equity interest in the Company, consisted of (A) 79,800 shares beneficially owned individually by Mr. Harnisch; and (B)(i) 218,775 shares beneficially owned by Grenadier Fund; and (ii) 116,100 shares beneficially owned by Triumph Fund II L.P., all of which shares Mr. Harnisch may be deemed to beneficially own by virtue of his position as President and Chief Executive Officer of Peconic Partners LLC, the investment adviser to the above-mentioned clients.

Neither of the shareholders listed in the table above have different voting rights than the Company’s shareholders generally.

According to the shareholders list provided to the Company by its transfer agent, there were 46 shareholders (representing all issued common stock of 9,017,310 shares) of record of the Company’s common stock as of April 30, 2018.

B. RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions:

	2016	2017	2017
	Rmb’000	Rmb’000	USD’000
Due from:
Master Glory and its subsidiaries	167	154	24

	167	154	24

China Strategic Holdings Limited (“CSH”), a public company listed on the HKSE was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Master Glory. In June 2006, Master Glory acquired a controlling interest in GDI and became the parent company. On December 8, 2006, Master Glory became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and, as a result, ITC became the ultimate parent company. On May 18, 2007, Master Glory was ceased to be a subsidiary of ITC and became the ultimate parent of the Company until 2008 when Master Glory reduced its equity interest in the Company. Following the completion of the distribution of its Master Glory shares to its shareholders in November 2010, ITC’s interests in Master Glory dropped from 42% to 0.1%. As of December 31, 2017, Master Glory held a 28.95% equity interest in the Company, as disclosed in its annual report 2016-2017.

As of December 31, 2016 and 2017, the amounts due from related parties were unsecured, non-interest bearing and had no fixed repayment terms.

In addition, as of December 31, 2016 and 2017, the Company held a 6.17% equity interest in Rosedale. Dr. Yap serves as chairman of Rosedale, Ms. Chan serves as its managing director and Mr. Sin serves as an independent non-executive director of Rosedale.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the Consolidated Financial Statements to the Company included in “Item 17. Financial Statements” of this Annual Report.

Legal Proceedings

The Company is not currently involved in any legal or arbitration proceedings.

Dividend Policy

On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2015, 2016 and 2017, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will depend on the Company’s results of operations and financial condition, and other factors deemed relevant by its board of directors.

Since the Company is a holding company, its ability to pay dividends depends substantially on its receipt of distributions from its subsidiaries. Applicable Chinese laws and regulations require that, before a Sino-foreign equity joint venture enterprise (such as each PRC subsidiary) distributes profits to investors, it must: (1) satisfy all tax liabilities; (2) provide for losses in previous years; and (3) make allocations, in proportions determined at the sole discretion of the board of directors, to a general reserve fund and an enterprise expansion fund. During 2015, 2016 and 2017, no distribution of dividends was made from any subsidiary to the Company.

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

The following table sets forth, for the periods indicated, the high and low closing sale prices of the common stock as reported by the OTC Pink Marketplace from January 1, 2013 to December 31, 2017.

Year Ended	High (US$)	Low (US$)
December 31, 2017	0.30	0.05
December 31, 2016	0.19	0.10
December 31, 2015	0.35	0.15
December 31, 2014	0.40	0.15
December 31, 2013	0.80	0.16

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2017 and each of the most recent periods.

Quarter Ended	High (US$)	Low (US$)
March 31, 2018	0.24	0.07
December 31, 2017	0.30	0.05
September 30, 2017	0.30	0.17
June 30, 2017	0.30	0.13
March 31, 2017	0.13	0.12
December 31, 2016	0.13	0.10
September 30, 2016	0.14	0.10
June 30, 2016	0.19	0.10
March 31, 2016	0.15	0.10

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

Month Ended	High (US$)	Low (US$)
April 30, 2018	0.12	0.06
March 31, 2018	0.15	0.15
February 28, 2018	0.24	0.15
January 31, 2018	0.09	0.07
December 31, 2017	0.30	0.05
November 30, 2017	0.27	0.19

ITEM 10.	ADDITIONAL INFORMATION

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

The Company believes it was classified as a PFIC during the tax year ended December 31, 2017, and based on current business plans and financial expectations, the Company believes that it may be a PFIC in subsequent tax years. The determination of whether any foreign corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such year and, as a result, cannot be predicted with certainty as of the date of this document.

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

Each U.S. holder should consult its own U.S. tax advisors regarding the advisability of, and procedure for making, a QEF Election. However, U.S. holders should be aware that the Company did not satisfy record keeping requirements that apply to a qualified electing fund for its tax year ended December 31, 2017 and there can be no assurance that the Company will in future satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. holders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to the Company’s common stock.

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

Information Reporting; Backup Withholding Tax

The Foreign Account Tax Compliance Act (“FATCA”) generally requires that individuals that hold certain specified foreign financial assets worth in excess of certain thresholds of US $50,000 or more, depending on the individual’s circumstances, report such ownership to the IRS using IRS Form 8938. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. A U.S. holder may be subject to this reporting requirement unless such holder’s Company common stock is held in an account at a domestic financial institution. The penalty for failing to file Form 8938 is substantial.

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

Equity Price Risk

The Company’s investments in equity securities expose it to changes in equity prices. The table below sets forth the Company’s exposure to equity securities as of December 31, 2016 and 2017.

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

The Company regularly evaluates whether the decline in fair value of available-for-sale securities is other-than-temporary and objective evidence of impairment could include:

•	The severity and duration of the fair value decline;

•	Deterioration in the financial condition of the issuer; and

•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.

No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2016 and 2017.

	2016	2017	2017
	Rmb’000	Rmb’000	US$’000
Trading securities:
Adjusted cost	59,017	54,688	8,405
Additions	6,933	—	—
Unrealized gains	2,463	—	—
Unrealized losses	(46,087)	(46,926)	(7,212)
Exchange differences	(1,869)	1,802	277

Total at fair value	20,457	9,564	1,470

Equity securities listed in Hong Kong	20,457	9,564	1,470
Equity securities listed in Singapore	—	—	—

Total	20,457	9,564	1,470

Available-for-sale securities:
Equity securities listed in Hong Kong:
Cost	15,789	14,631	2,249
Impairment recognized in earnings	—	—	—

Adjusted amortized cost	15,789	14,631	2,249
Unrealized (loss) / gains	(115)	1,951	300
Exchange differences	309	216	33

Total at fair value	15,983	16,798	2,582

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

Through 2016 the Renminbi continued its significant depreciation. This depreciation halted in 2017, and the Renminbi appreciated against the U.S. dollar during this one-year period. The exchange rate of the Renminbi against U.S. Dollar as of December 31, 2017 and 2016 were 6.5063 and 6.9430.With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

For more details, see “RISK FACTORS — FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS”.

As of December 31, 2017, the Company had no open forward contracts or option contracts. The Company’s cash and cash equivalents as of December 31, 2017 was Rmb474.0 million of which approximately Rmb468.3 million equivalents (approximately US$72.0 million) were held in U.S. dollar deposits.

Interest Rate Risk

The Company’s interest income is sensitive to changes in interest rates. However, the amount of interest income has been immaterial to the Company.

The Company did not have any short-term or long-term debt which bore a floating interest rate as of December 31, 2016 or 2017.

The Company will be exposed to interest rate fluctuations on its cash on hand and any new borrowings under any new loan facility and any change in interest rate could affect its results of operations and cash flows.

Credit Risk

As of December 31, 2016 and 2017, approximately 99.9% and 98.8%, respectively, of the Company’s cash is maintained with one bank within Taiwan. To protect the interest of depositors, Taiwan introduced deposit insurance which provides maximum compensation of NT$3 million ( approximately Rmb657,000 ) per depositor if a bank becomes bankrupt. The Company has not experienced any losses due to the bank failure and monitors the soundness and the credit ratings of the bank on a periodic basis. Thus, the Company believes it is currently not exposed to any material risks on its bank deposits with the bank.

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

Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2017, the Company’s disclosure controls and procedures are effective as they are sufficient to ensure that the information that the Company is required to disclose in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. The Company develops a set of procedures and controls that will allow it to meet such time periods specified in the SEC rules and forms and to ensure that information required to be disclosed by it in its reports is accumulated and communicated to its management, including the Company’s principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 based on the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on the assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2017. This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting pursuant to the rules of the SEC that permit the Company to provide only management’s report in this Annual Report on Form 20-F.

There have been no changes in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

As the Company’s common stock is not currently listed on a U.S. national securities exchange, the Company is not obligated to have an audit committee of the board of directors. The Company has, however, had an Audit Committee for many years and continues to do so. As of December 31, 2017, the Company’s Board of Directors has determined that the two members of the Audit Committee, Mr. Richard Whittall and Mr. Sin Chi Fai, do not qualify as “audit committee financial experts” as defined by Item 401(h) of Regulation S-K adopted pursuant to the Exchange Act. The Company is currently in the process of seeking a qualified financial expert for the audit committee.

ITEM 16B	CODE OF ETHICS

The Company has adopted a Code of Ethics for the Chief Executive and Senior Financial Officers, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is filed as Exhibit 14.1 to this Annual Report on Form 20-F.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for services rendered by our principal external auditors, for the years indicated below:

	2016	2017
	US$’000	US$’000
Audit Fees	88	90
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	88	90

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

There were no changes to our certifying accountants for the year ended December 31, 2017.

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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (“Company”) and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited

We have served as the Company’s auditor since 2016.

Hong Kong, China

May 15, 2018

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2015	2016	2017	2017
	Rmb	Rmb	Rmb	US$
Operating activities
General and administrative expenses	(2,803)	(2,732)	(2,163)	(332)
Non-operating income (expenses):
Dividend income	—	—	97	15
Interest income	86	2,617	5,422	833
Interest expense	(563)	(682)	(778)	(120)
Gain on dissolution of subsidiaries (note 5)	—	—	6,460	993
Net realized loss on investments	(409)	(1,258)	(229)	(35)
Unrealized gain (loss) on trading securities still held at the balance sheet date	9,966	2,424	(2,264)	(348)
Exchange (loss) gain	(2,215)	244	—	—

Profit before income tax	4,062	613	6,545	1,006
Income tax expense (note 6)	—	—	—	—

Net income	4,062	613	6,545	1,006

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	26,046	47,437	(50,891)	(7,822)
Change in unrealized (losses) gain	(2,811)	(2,968)	2,066	318

Net change	23,235	44,469	(48,825)	(7,504)

Total comprehensive income (loss)	27,297	45,082	(42,280)	(6,498)

Earnings per common share Basic and diluted	0.45	0.07	0.73	0.11

Weighted average number of shares used in the calculation of earnings per common share Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2016	2017	2017
	Rmb	Rmb	US$
ASSETS

Current assets:
Cash and cash equivalents	499,854	473,954	72,845
Prepaid expenses and other current assets	150	139	21
Due from related parties (note 11)	167	154	24
Trading securities (notes 3 and 8)	20,457	9,564	1,470

Total current assets	520,628	483,811	74,360
Long-term investment (note 4)	179,960	166,760	25,631
Available-for-sale securities (notes 3 and 8)	15,983	16,798	2,582
Other assets	6	—	—

Total assets	716,577	667,369	102,573

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Payables to securities brokers (note 12)	6,839	7,084	1,089
Other payable	1,267	1,592	245
Accrued liabilities	1,314	1,348	207
Other taxes payable	2,753	2,753	423
Income taxes payable	24,667	17,135	2,634

Total current liabilities	36,840	29,912	4,598

Total liabilities	36,840	29,912	4,598

Commitments and contingencies (note 9)

Shareholders’ equity:
Common stock - par value US$0.01 per share 50,000,000 shares authorized; 9,017,310 shares issued and outstanding (note 7)	770	770	118
Additional paid-in capital	1,000,958	1,000,958	153,844
Accumulated other comprehensive income	50,486	1,661	256
Accumulated deficit	(372,477)	(365,932)	(56,243)

Total shareholders’ equity	679,737	637,457	97,975

Total liabilities and shareholders’ equity	716,577	667,369	102,573

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except number of shares)

	Common Stock	Common Stock	Additional paid-in Capital	Accumulated other comprehensive (losses) / income	Accumulated deficit	Total
	Number	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2015	9,017,310	770	1,000,958	(17,218)	(377,152)	607,358
Net loss	—	—	—	—	4,062	4,062
Foreign currency translation adjustment	—	—	—	26,046	—	26,046
Unrealized loss on available-for-sale securities	—	—	—	(2,811)	—	(2,811)

Balance at December 31, 2015	9,017,310	770	1,000,958	6,017	(373,090)	634,655
Net income	—	—	—	—	613	613
Foreign currency translation adjustment	—	—	—	47,437	—	47,437
Unrealized loss on available-for-sale Securities	—	—	—	(2,968)	—	(2,968)

Balance at December 31, 2016	9,017,310	770	1,000,958	50,486	(372,477)	679,737
Net income	—	—	—		6,545	6,545
Foreign currency translation adjustment	—	—	—	(50,891)	—	(50,891)
Unrealized gain on available-for-sale Securities	—	—	—	2,066		2,066

Balance at December 31, 2017	9,017,310	770	1,000,958	1,661	(365,932)	637,457

Balance at December 31, 2017(in US$)		118	153,844	256	(56,243)	97,975

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2015	2016	2017	2017
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income	4,062	613	6,545	1,006
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Net gain on dissolution of subsidiaries (note 5)	—	—	(6,460)	(993)
Net realized loss on investments	409	1,258	229	35
Unrealized (gain) loss on trading securities still held at the balance sheet date	(9,966)	(2,424)	2,264	348
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	10	—	—	—
Accrued liabilities	(1,011)	118	131	20

Net cash (used in) provided by operating activities	(6,496)	(435)	2,709	416

Cash flows (used in) provided by from investing activities:
Repayment from an unrelated party	9,139	145	417	64
(Increase) Decrease in due from related parties	(13)	183	—	—
Purchases of trading securities	—	(6,933)	—	—
Proceeds from trading securities	12,568	16,079	7,273	1,118
Increase in payables to securities brokers	818	683	781	120
Payment for long-term investment	(37,164)	—	—

Net cash provided by (used in) investing activities	(14,652)	10,157	8,471	1,302

Effect of exchange rate change	23,901	34,423	(37,080)	(5,699)

Net increase (decrease) in cash and cash equivalents	2,753	44,145	(25,900)	(3,981)
Cash and cash equivalents, beginning of year	452,956	455,709	499,854	76,826

Cash and cash equivalents, end of year	455,709	499,854	473,954	72,845

Supplemental schedule of cash flow information:
Income taxes paid	—	—	—	—
Interest paid	563	682	778	120

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

The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which primarily consist of Million Good Limited (“Million Good”, incorporated in the British Virgin Islands, “BVI”, principally engaged in investment holding), Wealth Faith Limited (“Wealth Faith”, incorporated in the BVI, principally engaged in investment holding), Cosmos Regent Limited (“Cosmos Regent”, incorporated in the BVI, principally engaged in investment holding), Cyber Generation Limited (“Cyber Generation”, incorporated in the BVI, principally engaged in investment holding). The Company and all of its subsidiaries are collectively referred to as the “Group”.

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

No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2016 and 2017.

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

No impairment loss had been recorded for the years ended December 31, 2016 and 2017.

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

The translation of Renminbi amounts into US$ amounts are included solely for the convenience of readers and have been made at US$1.00 = RMB 6.5063, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2017. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

(i)	Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common share equivalents during fiscal 2015, 2016 and 2017.

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

(m)	Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606).’’ This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No.2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For public business entities that follow U.S. GAAP, the deferral results in the new revenue standard are being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Company will apply the new revenue standard beginning January 1, 2018. Based on management’s assessment of the application of this guidance, the Company does not expect a material impact on amounts reported and disclosures made in the Company’s consolidated financial statements.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Recently Issued Accounting Pronouncements - continued

On January 5, 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect this standard to have a material impact on its consolidated financial statements.

On February 25, 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. Management is currently assessing the potential impact of adopting this standard on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company does not expect this standard to have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect this standard to have a material impact on its consolidated financial statements.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Recently Issued Accounting Pronouncements - continued

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Company does not expect this standard to have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Company does not expect this standard to have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect this standard to have a material impact on its consolidated financial statements.

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

3.	INVESTMENTS

	2016	2017	2017
	Rmb	Rmb	US$
Trading securities:
Adjusted cost	59,017	54,688	8,405
Additions	6,933	—	—
Unrealized gains	2,463	—	—
Unrealized losses	(46,087)	(46,926)	(7,212)
Exchange differences	(1,869)	1,802	277

Total at fair value	20,457	9,564	1,470

Equity securities listed in Hong Kong	20,457	9,564	1,470

Available-for-sale securities:
Equity securities listed in Hong Kong:
Cost	15,789	14,631	2,249
Impairment recognized in earnings	—	—	—

Adjusted amortized cost	15,789	14,631	2,249
Unrealized (loss)/ gains	(115)	1,951	300
Exchange differences	309	216	33

Total at fair value	15,983	16,798	2,582

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

4.	LONG- TERM INVESTMENT

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

Although Wealth Faith had appointed one director to Million Cube’s board of director, as there are no other operating activities in Million Cube, the Company has no significant influence over its investment in Million Cube and the substantive investment, which is the Company’s secondary investment in Paragon. As such, the Company records the investment in Million Cube at cost and adjusts for other-than-temporary declines in fair value and distributions of earnings. As of December 31, 2017, the carrying amount of the long-term investment was RMB 166,760 (HK$200,000).

The management of the Company considered that no impairment was required on its long-term investment because there was a significant appreciation of the underlying asset, a piece of land in Yalong Bay, held by Paragon.

The Company appointed a third party professional valuer to re-assess the current market value of that piece of land in Yalong Bay. In the opinion of the Company’s management, no impairment on the investment in long-term investment was required by the Company as of December 31, 2016 and 2017.

5.	DISSOLUTION OF SUBSIDIARIES

	2016	2017	2017
	Rmb	Rmb	US$
Net assets disposed of:
Other long term assets	—	6	1
Income taxes payable	—	(6,466)	(994)

Gain on dissolution of subsidiaries	—	(6,460)	(993)

During 2017, Orion (B.V.I.) Tire Corporation, a 60% owned subsidiary incorporated in BVI and Whole Good Limited, a 100% owned subsidiary incorporated in BVI, were dissolved and a gain was recorded on dissolution

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

6.	INCOME TAXES

The components of profit from operations before income tax are as follows:

	Year ended December 31,
	2015	2016	2017	2017
	Rmb	Rmb	Rmb	US$
The PRC	—	—	—	—
All other jurisdictions	4,062	613	6,545	1,006

	4,062	613	6,545	1,006

Income tax expense consists of:
	Year ended December 31,
	2015	2016	2017	2017
	Rmb	Rmb	Rmb	US$
Current	—	—	—	—
Deferred	—	—	—	—

	—	—	—	—

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

The tax positions for the years 2010 to 2017 may be subject to examination by the Hong Kong tax authorities.

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

The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2016 and 2017, there is no interest and penalties related to uncertain tax positions.

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

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2016	2017	2017
	Rmb	Rmb	US$
Current deferred tax asset:
Tax losses	19,285	19,552	3,005
Valuation allowances	(19,285)	(19,552)	(3,005)

	—	—	—

Movement in valuation allowance:

	2016	2017	2017
	Rmb	Rmb	US$
At the beginning of the year	18,484	19,285	2,964
Current year movement	801	267	41

At the end of the year	19,285	19,552	3,005

The Group has total tax operating loss carry forwards of RMB 118,496 and RMB 116,881 as of December 31, 2016 and 2017, respectively, which are available for offset against future profits that may be carried forward indefinitely. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2015	2016	2017
Profits tax rate in Hong Kong	16.5%	16.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	(28.2%)	(27.4%)	(18%)
Change in valuation allowance	11.7%	10.9%	1.5%

Effective tax rate	—	—	—

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

7.	CAPITAL STOCK

Share Capital

The Company did not issue any Common Stock for the years ended December 31, 2015, 2016 and 2017.

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

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2017:

	Quoted prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
	Rmb	Rmb	Rmb	Rmb
Current Assets:
Trading securities
- Equity securities listed in Hong Kong
- Hotel operations	1,968	—	—	1,968
- Gaming, entertainment and tourist-related	8,809	—	—	8,809
- Property development and investment	7,629	—	—	7,629
- Others	2,051	—	—	2,051

	20,457	—	—	20,457

Available-for-sale securities:
- Equity securities listed in Hong Kong
- Hotel operations	15,983	—	—	15,983

Total	36,440	—	—	36,440

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

8.	FAIR VALUE MEASUREMENTS - continued

	Quoted prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2017	Balance as of December 31, 2017
	Rmb	Rmb	Rmb	Rmb	US$
Current Assets:
Trading securities
- Equity securities listed in Hong Kong
- Hotel operations	2,068	—	—	2,068	318
- Gaming, entertainment and tourist-related	2,948	—	—	2,948	453
- Property development and investment	4,548	—	—	4,548	699

	9,564	—	—	9,564	1,470

Available-for-sale securities:
- Equity securities listed in Hong Kong
- Hotel operation	16,798	—	—	16,798	2,582

Total	26,362	—	—	26,362	4,052

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

9.	COMMITMENTS AND CONTINGENCIES

There were no outstanding capital commitments as of December 31, 2016 or 2017.

10.	DISTRIBUTION OF PROFIT

(a)	Dividends

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2015, 2016 and 2017.

(b)	Profit appropriation

As of December 31, 2016 and 2017, the Company had no distributable reserves.

11.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

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

11.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - continued

Due from Related Parties

	2016	2017	2017
	Rmb	Rmb	US$
Due from:
Master Glory Group Limited and its subsidiaries (Formerly known as: Hanny Holdings Limited)	167	154	24

	167	154	24

As of December 31, 2016 and 2017, the Company held a 6.2% equity interest in Rosedale, of which 43,325,554 shares and 5,334,870 shares were recorded as available-for-sale securities and trading securities, respectively. Dr. Allan Yap is the chairman and chief executive director of Rosedale.

As of December 31, 2016 and 2017, the amounts due from related parties were unsecured, non-interest bearing and had no fixed repayment terms.

12.	PAYABLES TO SECURITIES BROKERS

As of December 31, 2016 and 2017, the payables to securities brokers were bearing interest at 11% to 11.25% per annum, repayable on demand, and secured by trading and available-for-sale securities (note 13).

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

13.	PLEDGE OF ASSETS

As of December 31, 2016 and 2017, trading and available-for-sale securities amounting to Rmb34,558 and Rmb24,383(US$3,748) are collateralized to secure the security trading margin facilities of the Company.

14.	CONCENTRATION OF CREDIT RISK

As of December 31, 2016 and 2017, approximately 99.9% and 98.8%, respectively, of the Company’s cash is maintained with one bank in Taiwan. To protect the interest of depositors, Taiwan introduced deposit insurance which provides maximum compensation of NT$3,000 (approximately RMB657) per depositor if a bank becomes bankrupt. The Company has historically not experienced any losses due to the bank failure and monitors the soundness and the credit ratings of the bank on a periodic basis. Thus, the Company believes it is currently not exposed to any material risks on its bank deposits with the bank.

15.	MARKET RATE RISK

On August 11, 2015, the People’s Bank of China (“PBOC”) has cut the RMB’s reference rate by 1.9%, sparking the sharpest fall in the currency since the dollar peg ended a decade ago. The move by the PBOC comes amid growing signs of a deepening slowdown in the mainland economy. The PBOC said that the reference rate move was a one-time adjustment, and it will strengthen the market’s role in the fixing of the rate and promote the convergence of the onshore and offshore rates. Through 2016 the RMB continued its significant depreciation. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year period. The exchange rate of the RMB against U.S. Dollar as of December 31, 2017 and 2016 were 6.5063 and 6.9430.With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

16.	SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were available to be issued (May 15, 2018), and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements other than those disclosed elsewhere in the consolidated financial statements.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1	Memorandum and Articles of Association (incorporated by reference to Exhibit 1 to the Company’s Form 20-F for the fiscal year ended December 31, 2001, Document Control Number: 02048962) (P)

8*	Subsidiaries of the Company

11(1)	Code of Ethics for Chief Executive and Senior Financial Officers (incorporated by reference to Exhibit 14(1) to the Company’s Form 20-F for the fiscal year ended December 31, 2014)

12(1)*	Certification of the CEO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12(2)*	Certification of the CFO of the Company pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13(1)*	Certification of the CEO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13(2)*	Certification of the CFO of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
(P)	Paper filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

China Enterprises Limited (Registrant)

/s/ Ken Lau
KEN LAU
Chief Financial Officer

Date: May 15, 2018