Form 20-F
period 2018-12-31
CHINA ENTERPRISES LTD
filed 2019-04-30
CIK 908256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes     ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2018 contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

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

EXCHANGE RATE INFORMATION

Unless otherwise specified, all references in this document to “U.S. Dollars”, “Dollars”, “US$” or “$” are to United States dollars; all references to “Renminbi” or “Rmb” are to Renminbi, which is the legal tender currency of the People’s Republic of China, or the “PRC” or “China”; and all references to “HK$” are to Hong Kong dollars, which is the legal tender currency of the Hong Kong Special Administrative Region, or “Hong Kong”. Where made for the convenience of the reader, conversions of amounts from Renminbi to U.S. Dollars have been made in this document at US$1.00 to Rmb6.8755, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2018. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate. See the section “Exchange Rate Information” under “Item 3. Key Information” in this Annual Report for more details on the exchange rate between Renminbi and US Dollars.

References and statements contained in this document regarding China do not apply to Taiwan or the Republic of China.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table represents the selected consolidated financial information of the Company as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018. The Consolidated Statements of Operations Data for each of the three years in the period ended December 31, 2018 and the Consolidated Balance Sheets Data as of December 31, 2017 and 2018 have been derived from the audited consolidated financial statements, or the “Consolidated Financial Statements”, included in Item 17 “Financial Statements” of this Annual Report. The Consolidated Statements of Operations Data for the years ended December 31, 2014 and 2015 and the Consolidated Balance Sheets Data as of December 31, 2014, 2015 and 2016, as set forth below, have been derived from audited consolidated financial statements not included in this Annual Report. The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective consolidated financial statements and their accompanying notes.

Selected Consolidated Financial Information of the Company

(Amounts in thousands, except number of shares, their par values and per share data)

	Year ended December 31,
	2014	2015	2016	2017	2018
	Rmb	Rmb	Rmb	Rmb	Rmb	US$
Consolidated Statements of Operations Data:
Revenue	—	—	—	—	—	—
Loss from operations	(2,148)	(2,803)	(2,732)	(2,163)	(2,322)	(338)
Net (loss) income	(2,490)	4,062	613	6,545	(6,648)	(967)
Basic and diluted (loss) earnings per common share (a)	(0.28)	0.45	0.07	0.73	(0.74)	(0.11)
Weighted-average number of common shares outstanding (a)	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310	9,017,310
Consolidated Balance Sheets Data :
Total assets	639,607	668,582	716,577	667,369	692,880	100,775
Shareholders’ equity / Net assets	607,358	634,655	679,737	637,457	665,012	96,723
Common stock — par value US$0.01 per share	770	770	770	770	770	112

Note:

(a)

The calculation of basic and diluted (loss) earnings per common share from 2014 to 2018 is based on the weighted-average number of shares of common stock outstanding during each of the years ended December 31, 2014 to 2018. The number of shares of common stock outstanding for 2014 to 2018 was 9,017,310. There were no dilutive securities issued or outstanding for any of the periods presented.

Exchange Rate Information

The Consolidated Financial Statements are published and denominated in Renminbi. Where made for the convenience of the reader, conversion of amounts from Renminbi to U.S. Dollars has been made in this document at US$1.00 to Rmb6.8755, the noon buying rate certified by the Federal Reserve Bank of New York on December 31, 2018. For the purpose of this Annual Report, the latest practicable date with respect to share and certain exchange rate information is March 29, 2019. As of March 29, 2019, the noon buying rate certified by the Federal Reserve Bank of New York was US$1.00 to Rmb6.7112. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that or at any other rate.

The following table sets forth the average unified exchange rates for each of the years ended December 31, 2014, 2015, 2016, 2017 and 2018:

	Year Ended December 31,
	2014	2015	2016	2017	2018
(Rmb equivalent of US$1.00)	Rmb	Rmb	Rmb	Rmb	Rmb
At unified exchange rate
- average rate calculated by using the average of the exchange rates on the last day of each month during each period.	6.17	6.29	6.66	6.73	6.63

The following table sets forth the high and low exchange rates for each month during the previous six months:

	At Unified Exchange Rate
(Rmb equivalent of US$1.00) Month Ended	High	Low
March 31, 2019	6.74	6.69
February 28, 2019	6.79	6.68
January 31, 2019	6.87	6.70
December 31, 2018	6.91	6.83
November 30, 2018	6.96	6.89
October 31, 2018	6.97	6.87

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

In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce and it ceased to be an equity method affiliate of the Company. In addition, all of the subsidiaries of the Company were inactive during fiscal years 2017 and 2018. Despite the Company’s efforts to identify new investments, it has had limited success in doing so and, if it does identify new investments, it may not be able to consummate their acquisition. Even if the Company successfully identifies and consummates the acquisition of new investments, the acquisition of new businesses and business lines carries substantial risk and uncertainties. Depending on the specific acquisition, there may be risks relating to the acquired business itself, risks relating to the industry in which the business operates and risks relating to the Company itself.

THE COMPANY MAY NOT BE ABLE TO FINANCE ACQUISITIONS, STRATEGIC INVESTMENTS OR OTHER EXPANSIONS OR MAY INCUR FINANCIAL OBLIGATIONS OR LIABILITIES IN CONNECTION WITH ANY ACQUISITION OR EXPANSION

Although as of December 31, 2018, the Company believes it had a strong cash position, the Company may experience difficulty in funding acquisitions, investments or expansion. The Company may fund any such activities through bank loans or other debt financing and could incur an increase in debt or other liabilities in connection with any acquisitions, strategic investments or other expansions.

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

THE COMPANY BELIEVES IT WAS CLASSIFIED AS A “PASSIVE FOREIGN INVESTMENT COMPANY” WHICH COULD HAVE A NEGATIVE IMPACT ON U.S. HOLDERS

U.S. investors in the Company’s common stock should be aware that the Company believes it was classified as a passive foreign investment company, or PFIC, during the tax year ended December 31, 2018, and based on current business plans and financial expectations, the Company believes that it may be a PFIC in subsequent tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of the Company’s common stock, or any so-called “excess distribution” received on such common stock, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to such common stock. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that the Company did not satisfy record keeping requirements that apply to a qualified electing fund for its tax year ended December 31, 2018 and there can be no assurance that the Company will in the future satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders are required to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Company common stock. This paragraph is qualified in its entirety by the discussion below under the heading “Taxation — Certain Material U.S. Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common stock.

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

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollars and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the PBOC’s daily exchange rate. On August 11, 2015, the PBOC cut the Renminbi exchange’s reference rate by a record of 1.9%, sparking the sharpest fall in the currency since the U.S. dollar peg ended a decade ago, in order to proceed further with reform of the Renminbi exchange rate regime. This cut could result in a further and more significant floatation in the RMB’s value against the U.S. Dollar. In the past few years the exchange rate had been under market pressure to depreciate. PBOC had used up over U.S. $1 trillion of China‘s foreign currency reserves to stabilize the currency. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year period. In 2018, the RMB exchange rate against the U.S. dollar depreciated significantly, mainly due to changes in political and economic conditions, including trade friction between China and the U.S. The exchange rate of the RMB against U.S. Dollar as of December 31, 2018, 2017 and 2016 were 6.8755, 6.5063 and 6.9430, respectively.

China and U.S. have been locked in a bruising trade war since last year, imposing tit-for-tat tariffs on more than U.S$360 billion in two-way trade, which has left global markets reeling. U.S. President Trump has long accused China’s government of manipulating its currency to gain a trade advantage and U.S. government has been seeking assurances on the exchange rate in the ongoing trade talks between the two nations. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the China’s government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or China or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

PRC REGULATIONS RELATING TO THE ESTABLISHMENT OF OFFSHORE SPECIAL PURPOSE COMPANIES BY PRC RESIDENTS MAY SUBJECT OUR PRC RESIDENT SHAREHOLDERS TO PERSONAL LIABILITY, LIMIT OUR ABILITY TO INJECT CAPITAL INTO OUR CONSOLIDATED PRC ENTITIES, LIMIT THE ABILITY OF OUR CONSOLIDATED PRC ENTITIES TO DISTRIBUTE PROFITS TO US, OR OTHERWISE ADVERSELY AFFECT US.

On July 4, 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which replaced the Circular on Relevant Issues Concerning Foreign Exchange Control Over Financing and Return Investment of Domestic Residents through Overseas Special Purpose Vehicles, or Circular 75, previously issued in October 2005. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle.” Our current beneficial owners who, to our knowledge, are PRC residents are in the process of registering with the local SAFE branch as required under Circular 37. We cannot, however, provide any assurances that such registration will be completed in a timely manner, or at all, or that any future beneficial owners who are PRC residents will be able to comply with the SAFE regulations in a timely manner, or at all. Any failure of our current or future beneficial owners who are PRC residents to comply with the registration procedures set forth in Circular 37 may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our consolidated PRC entities, limit our consolidated PRC entities’ ability to distribute dividends to us or the offshore entities set up by our beneficial owners or otherwise materially and adversely affect our business.

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

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7, which replaced the Circular 698. On October 17, 2017, the SAT issued the Announcement on Issues concerning the Withholding of Enterprise Income Tax at Source on Non-Resident Enterprises, or Announcement 37, which became effective on December 1, 2017. Under the law and regulations, where an enterprise makes any other arrangement not for any reasonable business purpose, if its taxable revenue or income decreases, the tax authorities have the power to make an adjustment through a reasonable method.

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

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Announcement 37 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Announcement 37 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Announcement 37 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Announcement 37 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Announcement 37 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

During 2006 and 2007, the Company’s interest in its affiliate Rosedale, decreased from 20.36% to 12.77% as a result of dilution caused by capital raising activities of Rosedale and the disposal of Rosedale shares by the Company in the market. As a result of its decreased ownership of Rosedale, the Company began accounting for its remaining interest in Rosedale as marketable securities instead of as an interest in an affiliate company as it was in previous years.

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

During 2018, Orion Tire Corporation, a 60% owned subsidiary incorporated in United States, Ventures Kingdom Limited, a 100% owned subsidiary incorporated in BVI and Great Windfall Agents Limited, a 100% owned subsidiary incorporated in BVI were dissolved and a gain of approximately Rmb1.3 million was recorded on dissolution.

The Company is a holding company and had interests in a number of subsidiaries as of December 31, 2018. The principal interests of the Company were as follows:

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

B. BUSINESS OVERVIEW

The financial results of the Company were previously dependent on its equity share of the results from Hangzhou Zhongce, which the Company disposed of in November 2011. The financial results of the Company now largely are attributable to investing activities. All of the majority and wholly owned subsidiaries of the Company were inactive during fiscal years 2016, 2017 and 2018. The Company is actively seeking new investment opportunities.

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

In 2002, the Company diversified into the travel business through an investment in Rosedale. However, following the disposal of a significant portion of its equity interest during fiscal year 2007, the Company’s equity interest in Rosedale decreased to 12.77% and was subsequently reclassified as marketable securities of the Company. As of December 31, 2018, the equity interest had decreased to 6.17%.

C. ORGANIZATIONAL STRUCTURE

As of December 31, 2018, the principal subsidiaries of the Company were:

	Country of Incorporation	Principal Activities	Company’s Ownership Interest
Consolidated Subsidiary			Directly	Indirectly
Cosmos Regent Ltd	BVI	Investment holding	100%	—
Cyber Generation Limited	BVI	Investment holding	100%	—
Million Good Limited	BVI	Investment holding	100%	—
Supreme Solutions Limited	BVI	Investment holding	100%	—
Wealth Faith Limited	BVI	Investment holding	100%	—

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

The Company did not incur any principal capital expenditures, investment and divestitures over the last three years ended December 31, 2018.

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

Marketable Securities

The Company’s marketable equity securities are publicly traded stocks measured at fair value and classified within Level 1 in the fair value hierarchy because it uses quoted prices for identical assets in active markets. The classification of marketable securities is based on the Company’s intent, which is re-evaluated periodically, with respect to those securities. The Company classifies those marketable equity securities in current assets when these securities are bought and held principally for the purpose of selling them in the near term and represent investments of cash available for current operations. These investments are reported at fair value, with unrealized gains and losses included in earnings.

Prior to January 1, 2018, the Company accounted for marketable equity securities that were not designated as trading securities as available-for-sale securities. They were held at fair value with unrealized gains and losses, net of tax, reported in accumulated other comprehensive gain or losses. Any unrealized losses that were deemed other-than-temporary were included in current period earnings and removed from accumulated other comprehensive gain or losses.

On January 1, 2018, the Company adopted ASU 2016-01. The carrying value of the Company’s marketable equity securities is adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). All gains and losses on marketable equity securities, realized and unrealized, are recognized in non-operating income (expenses).

The Company adopted ASU 2016-01 prospectively on its marketable securities. Upon adoption, the Company reclassified Rmb1,951 net unrealized gains related to marketable equity securities from accumulated other comprehensive income to opening accumulated deficit.

No impairment loss had been recorded for the years ended December 31, 2018 and 2017.

Non-marketable investment

The Company’s non-marketable equity securities are investments in privately held companies without readily determinable fair values. The Company does not have significant influence over these investees.

Prior to January 1, 2018, the Company accounted for its non-marketable equity securities at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. An impairment loss was recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment was made. The fair value would then become the new cost basis of investment.

On January 1, 2018, the Company adopted ASU 2016-01 which changed the way it accounts for non-marketable securities. The carrying value of the Company’s non-marketable equity securities is adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). All gains and losses on non-marketable equity securities, realized and unrealized, are recognized in non-operating income (expenses).

The Company adopted ASU 2016-01 prospectively on its non-marketable investment, which did not have a material impact on the Company’s financial condition or results of operations.

No impairment loss had been recorded for the years ended December 31, 2018 and 2017.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, valuation allowances for deferred tax assets and impairment with respect to i) marketable securities and ii) non- marketable investment..

Results of Operations: Fiscal year ended December 31, 2018 compared with fiscal year ended December 31, 2017

For 2018, the Company recorded consolidated net loss of Rmb6.6 million, or Rmb0.74 per share. By comparison, the net profit and the earnings per share in 2017 were Rmb6.5 million and Rmb0.73, respectively.

The Rmb2.3 million of loss from operating activities mainly represented the administrative expenses incurred for the year ended December 31, 2018. General and administrative expenses were comprised of expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2017 were Rmb2.2 million.

Apart from the general and administrative expenses of Rmb2.3 million, components of net loss of Rmb6.6 million for the year ended December 31, 2018 were interest income of Rmb5.4 million, and gain on dissolution of subsidiaries of Rmb1.3 million, offset by net realized loss on marketable securities of Rmb1.8 million, unrealized loss on marketable securities of Rmb8.4 million, and interest expense of Rmb0.8 million.

Apart from the general and administrative expenses of Rmb2.2 million, components of net profit of Rmb6.5 million for the year ended December 31, 2017 were interest income of Rmb5.4 million, dividend income of Rmb0.1 million and gain on dissolution of subsidiaries of Rmb6.5 million, partial offset by net realized loss on marketable securities of Rmb0.2 million, unrealized loss on marketable securities of Rmb2.3 million and interest expense of Rmb0.8 million.

Results of Operations: Fiscal year ended December 31, 2017 compared with fiscal year ended December 31, 2016

For 2017, the Company recorded consolidated net profit of Rmb6.5 million, or Rmb0.73 per share. By comparison, the net profit and the earnings per share in 2016 were Rmb0.6 million and Rmb0.07, respectively.

The Rmb2.2 million of loss from operating activities mainly represented the administrative expenses incurred for the year ended December 31, 2017. General and administrative expenses were comprised of expenditures for personnel and administrative functions, including accounting, information technology, human resources, legal and administration. The general and administrative expenses in 2016 were Rmb2.7 million.

Apart from the general and administrative expenses of Rmb2.2 million, components of net profit of Rmb6.5 million for the year ended December 31, 2017 were interest income of Rmb5.4 million, dividend income of Rmb0.1 million and gain on dissolution of subsidiaries of Rmb6.5 million, partial offset by net realized loss on marketable securities of Rmb0.2 million, unrealized loss on marketable securities of Rmb2.3 million and interest expense of Rmb0.8 million.

Apart from the general and administrative expenses of Rmb2.7 million, components of net profit of Rmb0.6 million for the year ended December 31, 2016 were interest income of Rmb2.6 million, unrealized gain on marketable securities of Rmb2.4 million and an exchange gain of Rmb0.2 million, partial offset by net realized loss on marketable securities of Rmb1.2 million and interest expense of Rmb0.7 million.

Impact of Inflation

Inflation and deflation in the PRC and Hong Kong has not had a material effect on our past operating results.

Impact of Tax Regulations

For the impact of tax regulations on the Company, see Note 6 to the Consolidated Financial Statements of the Company included in “Item 17. Financial Statements”.

B. LIQUIDITY AND CAPITAL RESOURCES

For 2018, cash for financing the operations of the Company was principally obtained through the disposal of marketable securities. During 2017 and 2018, the Company still saw a continuation of challenging financial and economic conditions. The global economy continued to face uncertainties while the growths have slowed down. As such, the Company will take a judicious approach in managing the Group’s investments portfolio. Despite the tough market environment, the Company continues to revisit its business strategy and composition of its investments portfolio.

The Company’s working capital, calculated as current assets less current liabilities, remained at a similar level in 2018 and 2017. Working capital was Rmb480.0 million as of December 31, 2018 and was Rmb453.9 million as of December 31, 2017.

Over the last few years, cash flow for financing the operations of the Company was primarily obtained from the disposal of marketable securities. As at December 31, 2018, the Company still held approximately Rmb14.3 million of marketable securities. In 2018, the Company had net cash provided by operating activities of approximately Rmb2.3 million compared with approximately Rmb2.7 million in 2017. The operating cash inflows were mainly caused by changes in operating assets and liabilities. The net cash provided by investing activities in 2018 was approximately Rmb0.8 million compared with approximately Rmb8.5 million in 2017. The investing cash inflows were mainly related to the advances from an unrelated party and proceeds from marketable securities, partially offset by decrease in payables to securities brokers in 2018.

Other than the acquisition of 40% of the shares of Million Cube as described in Item 4 of this Form 20-F, no transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially the liquidity or the availability of or requirement for capital resources of the Company have been entered into during 2018. In management’s opinion, the Company has sufficient cash and cash equivalents, notes receivable and trading securities to support its working capital for its present requirements.

For the years ended December 31, 2017 and 2018, the Company had no expenditures for property, plant and equipment.

Cash and cash equivalents of the Company increased to Rmb502.5 million at December 31, 2018 from approximately Rmb474.0 million at December 31, 2017, of which Rmb498.9 million (approximately US$72.6 million) were U.S. dollar deposits included in cash and cash equivalents.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

For the year of 2018, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Additionally, the Company had not undertaken any guarantees as of December 31, 2018.

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

As of December 31, 2018 and 2017, the Company did not have any contractual obligations and commercial commitments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position	Since
Allan Yap	63	Chairman, Chief Executive Officer and Director	2001
Eva Chan Ling	53	Deputy Chairman and Director	2004
Dorothy Law	49	Director	2000
Richard Whittall	60	Independent Director and Audit Committee Member	2000
Lien Kait Long	71	Director	1999
Sin Chi Fai	59	Independent Director and Audit Committee Member	2010
Ken Lau	47	Chief Financial Officer	2014

There is no family relationship between any director or executive officer listed above and any other director or executive officer listed above. None of the directors or executive officers was elected or appointed pursuant to an arrangement or understanding with any third party.

Biographies of Directors and Senior Management

Dr. Allan Yap, age 63, is the chairman, chief executive officer and a director of the Company. He holds an honorary degree of Doctor of Laws and has over 30 years’ experience in finance, investment and banking. Dr. Yap is a substantial shareholder, the chairman and an executive director of Master Glory Group Limited (“Master Glory”), he is also the chairman and executive director of Rosedale Hotel Holdings Limited (“Rosedale”), both are publicly listed companies in Hong Kong. Dr. Yap is an executive chairman of Hanwell Holdings Limited (formerly known as PSC Corporation Limited) and Tat Seng Packaging Group Limited, both are publicly listed companies in Singapore. He was also the chairman and chief executive officer of Burcon NutraScience Corporation, a company whose shares are listed on the Toronto Stock Exchange in Canada, NASDAQ Stock Exchange in the United States and the Frankfurt Stock Exchange in Germany, and resigned on January 15, 2019. He was also the chairman of MRI Holdings Limited, which had been deregistered on February 28, 2015. Dr. Yap had been an executive chairman of Intraco Limited, a public listed company in Singapore, and resigned on December 6, 2012. He was also an executive director of See Corporation Limited and Shaw Brothers Holdings Limited (formerly known as Meike International Holdings Limited) and a non-executive director of SMI Holdings Group Limited, all are publicly listed companies in Hong Kong, and resigned on June 13, 2011, October 25, 2016 and November 28, 2017 respectively. Dr. Yap was an alternate director of Television Broadcasts Limited, a listed company in Hong Kong, and resigned on December 29, 2015. Dr. Yap was appointed as the chairman and chief executive officer of the Company on December 1, 2004.

Ms. Chan Ling, Eva, age 53, is a deputy chairman and a director of the Company. She has over 30 years’ experience in auditing, accounting and finance in both international accounting firms and listed companies. Ms. Chan is a member of the Chartered Accountants Australia and New Zealand, a fellow of the Association of Chartered Certified Accountants and a practicing member of the Hong Kong Institute of Certified Public Accountants. Ms. Chan is currently the managing director of Rosedale. She was also a director of MRI Holdings Limited, which had been deregistered on February 28, 2015. She had been an executive director of China Strategic Holdings Limited, and an independent non-executive director of Well Way Group Limited (now known as Global Mastermind Holdings Limited), both are publicly listed companies in Hong Kong, and resigned on June 1, 2014 and June 23, 2014 respectively. Ms. Chan was appointed as deputy chairman of the Company on December 1, 2004, and resigned on January 15, 2019.

Ms. Law, Dorothy, age 49, is a director of the Company. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and she has also been admitted as a Solicitor of the High Court of Hong Kong (non-practicing). Ms. Law is Senior Vice President, Legal and Corporate Secretary of Burcon NutraScience Corporation.

Mr. Richard Whittall, age 60, is an independent director and the chairman of the audit committee of the Company. He is the President of 0979146 BC Ltd, an investment holding company, based in Vancouver, British Columbia. Mr. Whittall has over 23 years’ experience in investment banking, advising domestic and international companies in the areas of fund raising, mergers, acquisitions, divestitures and strategic business alliances. Mr. Whittall currently serves as a director of a number of public and private companies, including GVIC Communications Corp. and Canadian General Investments Limited.

Mr. Lien Kait Long, age 71, is a director of the Company. Mr. Lien holds a bachelor’s degree in commerce and is a fellow member of the Institute of Singapore Chartered Accountants (ISCA) and CPA Australia. He has extensive experience in finance, corporate management and business investment. He has held a number of senior management positions as well as executive directorships in various public and private corporations in Singapore, Hong Kong and China. Mr. Lien currently serves as an independent director on the board of several Singapore and Chinese Companies listed on the Singapore Exchange Securities Trading Limited. He was also a director of MRI Holdings Limited, which had been deregistered on February 28, 2015.

Mr. Sin Chi Fai, age 59, is appointed an independent director and an audit committee member of the Company on June 9, 2010. Mr. Sin obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 19 years’ experience in banking field and sales and marketing experience in information technology industries. Mr. Sin currently serves as an independent non-executive director of Rosedale and Master Glory, both are publicly listed companies in Hong Kong. Mr. Sin is also currently a director and shareholder of a Singapore company engaged in the distribution of data storage media and computer-related products throughout Asia.

Mr. Ken Lau, aged 47, was appointed as the Chief Financial Officer of the Company on May 15, 2014. Mr. Lau is a member of CPA Australia and a certificate holder of American Institute of Certified Public Accountants. He has over 20 years of progressive accounting experience through management roles for a variety of public and private multinational corporations.

B. COMPENSATION

For the year ended December 31, 2018, the aggregate amount of compensation paid by the Company and its subsidiaries to the Company’s directors and executive officers, for service in all capacities, was approximately Rmb843,397 (approximately US$122,667). The grant of bonuses is determined at the discretion of the board of directors. No bonuses were granted or paid in the year 2018.

The following table summarizes the compensation received by our executive and non-executive directors and senior management for the year 2018.

Name	Total Salary (USD)	Total Salary (Rmb)
Executive Director
Allan Yap	20,000	137,510
Eva Chan Ling	20,000	137,510
Non-Executive Director
Dorothy Law	20,000	137,510
Lien Kait Long	20,000	137,510
Richard Whittall	20,000	137,510
Sin Chi Fai	7,282	50,067
Senior Management Ken Lau	15,385	105,780

No officer or director received any non-cash compensation in 2018.

C. BOARD PRACTICES

The 2019 annual general meeting of the Company will be held as soon as practicable, and the shareholders of the Company will be asked to re-elect the directors in the forthcoming annual general meeting of the Company. Shareholders will receive proxy materials for such meeting as required by Bermuda law.

No director of the Company has entered into any service contract nor is entitled to any benefits upon termination of service with the Company.

The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the auditors and our accounting practices. During the year 2018 and as of the date of this filing, the audit committee of the Company consisted of Mr. Richard Whittall and Mr. Sin Chi Fai.

D. EMPLOYEES

As of December 31, 2016, 2017 and 2018, the Company had no employees other than the senior management identified above.

E. SHARE OWNERSHIP

As of December 31, 2018, none of the Company’s directors, officers or their associates had any personal, family, corporate or other interests in any shares of the Company or any of its associated corporations, other than Dr. Yap and Mr. Sin, the Chairman and a director, respectively, of Master Glory Group Limited.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Based on filings on Schedule 13G under the Exchange Act and public announcements/circulars/annual reports of Master Glory pursuant to the Listing Rules of HKSE, as of December 31, 2018, the following persons beneficially owned shares representing 5% or more of the issued share capital of the Company:

Name of holder	Number of shares held	Percentage of class
Master Glory Group Limited (1)	2,610,600	28.95%

(1)

Formerly known as Hanny Holdings Limited. On June 29, 2018, Master Glory disclosed in its annual report 2017-2018 that it holds an equity interest of 28.95% in the issued share capital of the Company as of March 31, 2017 and 2018.

Neither of the shareholders listed in the table above have different voting rights than the Company’s shareholders generally.

According to the shareholders list provided to the Company by its transfer agent, there were 40 shareholders (representing all issued common stock of 9,017,310 shares) of record of the Company’s common stock as of March 31, 2019.

B. RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions:

	2017	2018	2018
	Rmb’000	Rmb’000	USD’000
Due from:
Master Glory Group Limited	154	163	24

	154	163	24

China Strategic Holdings Limited (“CSH”), a public company listed on the HKSE was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Master Glory. In June 2006, Master Glory acquired a controlling interest in GDI and became the parent company. On December 8, 2006, Master Glory became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and, as a result, ITC became the ultimate parent company. On May 18, 2007, Master Glory was ceased to be a subsidiary of ITC and became the ultimate parent of the Company until 2008 when Master Glory reduced its equity interest in the Company. Following the completion of the distribution of its Master Glory shares to its shareholders in November 2010, ITC’s interests in Master Glory dropped from 42% to 0.1%. As of December 31, 2018, Master Glory held a 28.95% equity interest in the Company, as disclosed in its annual report 2017-2018.

As of December 31, 2018 and 2017, the amount due from related party was unsecured, non-interest bearing and had no fixed repayment terms.

In addition, as of December 31, 2018 and 2017, the Company held a 6.17% equity interest in Rosedale. Dr. Yap serves as chairman of Rosedale, Ms. Chan serves as its managing director and Mr. Sin serves as an independent non-executive director of Rosedale.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the Consolidated Financial Statements to the Company included in “Item 17. Financial Statements” of this Annual Report.

Legal Proceedings

The Company is not currently involved in any legal or arbitration proceedings.

Dividend Policy

On July 3, 2001, the board of directors of the Company announced that the Company would suspend the declaration and payment of any quarterly dividend until the profitability of the Company and its subsidiaries reached an acceptable level. During 2016, 2017 and 2018, no dividend was declared or paid by the Company. Any future determination to pay a dividend to shareholders of the Company will depend on the Company’s results of operations and financial condition, and other factors deemed relevant by its board of directors.

Since the Company is a holding company, its ability to pay dividends depends substantially on its receipt of distributions from its subsidiaries. Applicable Chinese laws and regulations require that, before a Sino-foreign equity joint venture enterprise (such as each PRC subsidiary) distributes profits to investors, it must: (1) satisfy all tax liabilities; (2) provide for losses in previous years; and (3) make allocations, in proportions determined at the sole discretion of the board of directors, to a general reserve fund and an enterprise expansion fund. During 2016, 2017 and 2018, no distribution of dividends was made from any subsidiary to the Company.

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

The following table sets forth, for the periods indicated, the high and low closing sale prices of the common stock as reported by the OTC Pink Marketplace from January 1, 2014 to December 31, 2018.

Year Ended	High (US$)	Low (US$)
December 31, 2018	0.25	0.06
December 31, 2017	0.30	0.05
December 31, 2016	0.19	0.10
December 31, 2015	0.35	0.15
December 31, 2014	0.40	0.15

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the quarters in the two-year period ended December 31, 2018 and each of the most recent periods.

Quarter Ended	High (US$)	Low (US$)
March 31, 2019	0.08	0.06
December 31, 2018	0.09	0.06
September 30, 2018	0.08	0.06
June 30, 2018	0.25	0.06
March 31, 2018	0.24	0.07
December 31, 2017	0.30	0.05
September 30, 2017	0.30	0.17
June 30, 2017	0.30	0.13
March 31, 2017	0.13	0.12

The following table sets forth the high and low closing sale prices for the common stock as reported during each of the most recent six months.

Month Ended	High (US$)	Low (US$)
March 31, 2019	0.08	0.07
February 28, 2019	0.08	0.06
January 31, 2019	0.06	0.06
December 31, 2018	0.09	0.06
November 30, 2018	0.06	0.06
October 31, 2018	0.06	0.06

ITEM 10.	ADDITIONAL INFORMATION

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

The Company believes it was classified as a PFIC during the tax year ended December 31, 2018, and based on current business plans and financial expectations, the Company believes that it may be a PFIC in subsequent tax years. The determination of whether any foreign corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such year and, as a result, cannot be predicted with certainty as of the date of this document.

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

Each U.S. holder should consult its own U.S. tax advisors regarding the advisability of, and procedure for making, a QEF Election. However, U.S. holders should be aware that the Company did not satisfy record keeping requirements that apply to a qualified electing fund for its tax year ended December 31, 2018 and there can be no assurance that the Company will in future satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. holders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to the Company’s common stock.

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

Information Reporting; Backup Withholding Tax

The Foreign Account Tax Compliance Act (“FATCA”) generally requires that individuals that hold certain specified foreign financial assets worth in excess of certain thresholds of US$50,000 or more, depending on the individual’s circumstances, report such ownership to the IRS using IRS Form 8938. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. A U.S. holder may be subject to this reporting requirement unless such holder’s Company common stock is held in an account at a domestic financial institution. The penalty for failing to file Form 8938 is substantial.

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

Equity Price Risk

The Company’s investments in equity securities expose it to changes in equity prices. The table below sets forth the Company’s exposure to equity securities as of December 31, 2018 and 2017.

Prior to January 1, 2018, the Company accounted for marketable equity securities that were not designated as trading securities as available-for-sale securities. They were held at fair value with unrealized gains and losses, net of tax, reported in accumulated other comprehensive gain or losses. Any unrealized losses that were deemed other-than-temporary were included in current period earnings and removed from accumulated other comprehensive gain or losses.

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

On January 1, 2018, the Company adopted ASU 2016-01. The carrying value of the Company’s marketable equity securities is adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). All gains and losses on marketable equity securities, realized and unrealized, are recognized in non-operating income (expenses).

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

The Company regularly evaluates whether the decline in fair value of available-for-sale securities is other-than-temporary and objective evidence of impairment could include:

•	The severity and duration of the fair value decline;

•	Deterioration in the financial condition of the issuer; and

•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.

No such other-than-temporary decline in fair value was recognized during the years ended December 31, 2018 and 2017.

	2017	2018	2018
	Rmb’000	Rmb’000	US$’000
Marketable securities:
Equity securities listed in Hong Kong:
Adjusted cost	69,319	64,228	9,342
Unrealized losses	(44,975)	(48,272)	(7,022)
Exchange differences	2,018	(1,676)	(243)

Total at fair value	26,362	14,280	2,077
Less: classified as non-current marketable securities	16,798	9,324	1,356

	9,564	4,956	721

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

Through 2016 the Renminbi continued its significant depreciation. This depreciation halted in 2017, and the Renminbi appreciated against the U.S. dollar during this one-year period. The exchange rate of the RMB against U.S. Dollar as of December 31, 2018, 2017 and 2016 were 6.8755, 6.5063 and 6.9430, respectively. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

For more details, see “RISK FACTORS — FLUCTUATIONS IN THE VALUE OF THE RENMINBI COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS”.

As of December 31, 2018, the Company had no open forward contracts or option contracts. The Company’s cash and cash equivalents as of December 31, 2018 was Rmb502.5 million of which approximately Rmb498.9 million equivalents (approximately US$72.6 million) were held in U.S. dollar deposits.

Interest Rate Risk

The Company’s interest income is sensitive to changes in interest rates. However, the amount of interest income has been immaterial to the Company.

The Company did not have any short-term or long-term debt which bore a floating interest rate as of December 31, 2018 or 2017.

The Company will be exposed to interest rate fluctuations on its cash on hand and any new borrowings under any new loan facility and any change in interest rate could affect its results of operations and cash flows.

Credit Risk

As of December 31, 2018 and 2017, approximately 99.3% and 98.8%, respectively, of the Company’s cash is maintained with one bank within Taiwan. To protect the interest of depositors, Taiwan introduced deposit insurance which provides maximum compensation of NT$3 million (approximately Rmb652,000) per depositor if a bank becomes bankrupt. The Company has not experienced any losses due to the bank failure and monitors the soundness and the credit ratings of the bank on a periodic basis. Thus, the Company believes it is currently not exposed to any material risks on its bank deposits with the bank.

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

Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures are effective as they are sufficient to ensure that the information that the Company is required to disclose in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. The Company develops a set of procedures and controls that will allow it to meet such time periods specified in the SEC rules and forms and to ensure that information required to be disclosed by it in its reports is accumulated and communicated to its management, including the Company’s principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 based on the criteria established in the updated framework in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 and updated in May 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on the assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2018. This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting pursuant to the rules of the SEC that permit the Company to provide only management’s report in this Annual Report on Form 20-F.

There have been no changes in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

As the Company’s common stock is not currently listed on a U.S. national securities exchange, the Company is not obligated per any exchange rules to have an audit committee of the board of directors. The Company has, however, had an Audit Committee for many years and continues to do so. As of December 31, 2018, the Company’s Board of Directors has determined that the two members of the Audit Committee, Mr. Richard Whittall and Mr. Sin Chi Fai, do not qualify as “audit committee financial experts” as defined by Item 401(h) of Regulation S-K adopted pursuant to the Exchange Act. The Company is currently in the process of seeking a qualified financial expert for the audit committee.

ITEM 16B	CODE OF ETHICS

The Company has adopted a Code of Ethics for the Chief Executive and Senior Financial Officers, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is filed as Exhibit 14.1 to this Annual Report on Form 20-F.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for services rendered by our principal external auditors, for the years indicated below:

	2018	2017
	US$’000	US$’000
Audit Fees	93	90
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	93	90

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

The Audit Committee members are responsible for the review of the quality and performance of external auditors. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors. Under the policy, the Audit Committee pre-approves all auditing services. The engagement of Centurion ZD CPA & Co. as independent registered public accounting firm has been approved by the Audit Committee. If the Audit Committee approves an audit service within the scope of the engagement of the audit service, such audit service is deemed to have been pre-approved.

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

There were no changes to our certifying accountants for the year ended December 31, 2018.

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

Date: April 30, 2019

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHINA ENTERPRISES LIMITED

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA ENTERPRISES LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Enterprises Limited (“Company”) and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

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

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co. (as successor to Centurion ZD CPA Limited)

We have served as the Company’s auditor since 2016.

Hong Kong, China

April 30, 2019

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2016	2017	2018	2018
	Rmb	Rmb	Rmb	US$
Operating activities
General and administrative expenses	(2,732)	(2,163)	(2,322)	(338)
Non-operating income (expenses):
Dividend income	—	97	—	—
Interest income	2,617	5,422	5,360	780
Interest expense	(682)	(778)	(830)	(121)
Gain on dissolution of subsidiaries (note 5)	—	6,460	1,301	189
Net realized loss on marketable securities	(1,258)	(229)	(1,787)	(260)
Unrealized gain (loss) on marketable securities still held at the balance sheet date	2,424	(2,264)	(8,368)	(1,217)
Exchange gain (loss)	244	—	(2)	—

Profit (loss) before income tax	613	6,545	(6,648)	(967)
Income tax expense (note 6)	—	—	—	—

Net income (loss)	613	6,545	(6,648)	(967)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	47,437	(50,891)	34,203	4,975
Change in unrealized (losses) gain	(2,968)	2,066	—	—

Net change	44,469	(48,825)	34,203	4,975

Total comprehensive income (loss)	45,082	(42,280)	27,555	4,008

Earnings (Loss) per common share
Basic and diluted	0.07	0.73	(0.74)	(0.11)

Weighted average number of shares used in the calculation of earnings per common share
Basic and diluted	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2017	2018	2018
	Rmb	Rmb	US$
ASSETS

Current assets:
Cash and cash equivalents	473,954	502,541	73,091
Prepaid expenses and other current assets	139	216	31
Due from related party (note 11)	154	163	24
Marketable securities (notes 3 and 8)	9,564	4,956	721

Total current assets	483,811	507,876	73,867
Non-marketable investment (note 4)	166,760	175,680	25,552
Marketable securities (notes 3 and 8)	16,798	9,324	1,356

Total assets	667,369	692,880	100,775

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Payables to securities brokers (note 12)	7,084	4,718	686
Other payable	1,592	2,353	342
Accrued liabilities	1,348	1,574	229
Other taxes payable	2,753	2,753	400
Income taxes payable	17,135	16,470	2,395

Total current liabilities	29,912	27,868	4,052

Total liabilities	29,912	27,868	4,052

Commitments and contingencies (note 9)

Shareholders’ equity:
Common stock - par value US$0.01 per share 50,000,000 shares authorized; 9,017,310 shares issued and outstanding (note 7)	770	770	112
Additional paid-in capital	1,000,958	1,000,958	145,584
Accumulated other comprehensive income	1,661	33,913	4,932
Accumulated deficit	(365,932)	(370,629)	(53,905)

Total shareholders’ equity	637,457	665,012	96,723

Total liabilities and shareholders’ equity	667,369	692,880	100,775

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except number of shares)

	Common Stock	Common Stock	Additional paid-in Capital	Accumulated other comprehensive income / (losses)	Accumulated deficit	Total
	Number	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at January 1, 2016	9,017,310	770	1,000,958	6,017	(373,090)	634,655
Net income	—	—	—	—	613	613
Foreign currency translation adjustment	—	—	—	47,437	—	47,437
Unrealized loss on available-for-sale securities	—	—	—	(2,968)	—	(2,968)

Balance at December 31, 2016	9,017,310	770	1,000,958	50,486	(372,477)	679,737
Net income	—	—	—	—	6,545	6,545
Foreign currency translation adjustment	—	—	—	(50,891)	—	(50,891)
Unrealized gain on available-for-sale securities	—	—	—	2,066	—	2,066

Balance at December 31, 2017	9,017,310	770	1,000,958	1,661	(365,932)	637,457
Net loss	—	—	—	—	(6,648)	(6,648)
Foreign currency translation adjustment	—	—	—	34,203	—	34,203
Reclassification from adoption of ASU 2016-01	—	—	—	(1,951)	1,951	—

Balance at December 31, 2018	9,017,310	770	1,000,958	33,913	(370,629)	665,012

Balance at December 31, 2018 (in US$)		112	145,584	4,932	(53,905)	96,723

See accompanying notes to consolidated financial statements.

CHINA ENTERPRISES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2016	2017	2018	2018
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income (loss)	613	6,545	(6,648)	(967)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Net gain on dissolution of subsidiaries (note 5)	—	(6,460)	(1,301)	(189)
Net realized loss on marketable securities	1,258	229	1,787	260
Unrealized (gain) loss on marketable securities still held at the balance sheet date	(2,424)	2,264	8,368	1,217
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	—	—	(68)	(10)
Accrued liabilities	118	131	149	21

Net cash (used in) provided by operating activities	(435)	2,709	2,287	332

Cash flows provided by from investing activities:
Repayment from an unrelated party	145	417	—	—
Advances from an unrelated party	—	—	650	95
Decrease in due from related parties	183	—	—	—
Purchases of marketable securities	(6,933)	—	—	—
Proceeds from marketable securities	16,079	7,273	2,820	410
Increase (decrease) in payables to securities brokers	683	781	(2,640)	(384)

Net cash provided by investing activities	10,157	8,471	830	121

Effect of exchange rate change	34,423	(37,080)	25,470	3,704

Net increase (decrease) in cash and cash equivalents	44,145	(25,900)	28,587	4,157
Cash and cash equivalents, beginning of year	455,709	499,854	473,954	68,934

Cash and cash equivalents, end of year	499,854	473,954	502,541	73,091

Supplemental schedule of cash flow information:
Income taxes paid	—	—	—	—
Interest paid	682	778	830	121

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

(d)	Marketable Securities

The Company’s marketable equity securities are publicly traded stocks measured at fair value and classified within Level 1 in the fair value hierarchy because it uses quoted prices for identical assets in active markets. The classification of marketable securities is based on the Company’s intent, which is re-evaluated periodically, with respect to those securities. The Company classifies those marketable equity securities in current assets when these securities are bought and held principally for the purpose of selling them in the near term and represent investments of cash available for current operations. These investments are reported at fair value, with unrealized gains and losses included in earnings.

Prior to January 1, 2018, the Company accounted for marketable equity securities that were not designated as trading securities as available-for-sale securities. They were held at fair value with unrealized gains and losses, net of tax, reported in accumulated other comprehensive gain or losses. Any unrealized losses that were deemed other-than-temporary were included in current period earnings and removed from accumulated other comprehensive gain or losses.

On January 1, 2018, the Company adopted ASU 2016-01. The carrying value of the Company’s marketable equity securities is adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). All gains and losses on marketable equity securities, realized and unrealized, are recognized in non-operating income (expenses).

The Company adopted ASU 2016-01 prospectively on its marketable securities. Upon adoption, the Company reclassified Rmb1,951 net unrealized gains related to marketable equity securities from accumulated other comprehensive income to opening accumulated deficit.

No impairment loss had been recorded for the years ended December 31, 2018 and 2017.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Non-marketable Investment

The Company’s non-marketable equity securities are investments in privately held companies without readily determinable fair values. The Company does not have significant influence over these investees.

Prior to January 1, 2018, the Company accounted for its non-marketable equity securities at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. An impairment loss was recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment was made. The fair value would then become the new cost basis of investment.

On January 1, 2018, the Company adopted ASU 2016-01 which changed the way it accounts for non-marketable securities. The carrying value of the Company’s non-marketable equity securities is adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). All gains and losses on non-marketable equity securities, realized and unrealized, are recognized in non-operating income (expenses).

The Company adopted ASU 2016-01 prospectively on its non-marketable investment, which did not have a material impact on the Company’s financial condition or results of operations.

No impairment loss had been recorded for the years ended December 31, 2018 and 2017.

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

The translation of Renminbi amounts into US$ amounts are included solely for the convenience of readers and have been made at US$1.00 = RMB 6.8755, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2018. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

(h)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. The Company did not have dilutive potential common share equivalents during fiscal 2016, 2017 and 2018.

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, valuation allowances for deferred tax assets and impairment with respect to i) marketable securities and ii) non- marketable investment.

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

(l)	Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Recently Issued Accounting Pronouncements - continued

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The amendments are an improvement to U.S. GAAP because they provide guidance for each of the eight issues, thereby reducing the current and potential future diversity in practice. This ASU is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company has adopted the guidance retrospectively to each period presented. The adoption does not have any material effect on the presentation of its consolidated statements of cash flows.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU improves the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. For public business entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. The Company has adopted the guidance retrospectively to each period presented. The adoption does not have any material effect on the presentation of its consolidated statements of cash flows.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company has adopted the guidance effective January 1, 2018. The Company will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Recently Issued Accounting Pronouncements - continued

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

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

3.	MARKETABLE SECURITIES

	2017	2018	2018
	Rmb	Rmb	US$
Marketable securities:
Equity securities listed in Hong Kong:
Adjusted cost	69,319	64,228	9,342
Unrealized losses	(44,975)	(48,272)	(7,022)
Exchange differences	2,018	(1,676)	(243)

Total at fair value	26,362	14,280	2,077
Less: classified as non-current marketable securities (Note 2(d))	16,798	9,324	1,356

	9,564	4,956	721

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

4.	NON- MARKETABLE INVESTMENT

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

Although Wealth Faith had appointed one director to Million Cube’s board of directors, as there are no other operating activities in Million Cube, the Company has no significant influence over its investment in Million Cube and the substantive investment, which is the Company’s secondary investment in Paragon. As such, the Company records the investment in Million Cube at cost and adjusts for other-than-temporary declines in fair value and distributions of earnings. As of December 31, 2018, the carrying amount of the non-marketable investment was RMB 175,680 (HK$200,000).

The management of the Company considered that no impairment was required on its long-term investment because there was a significant appreciation of the underlying asset, a piece of land in Yalong Bay, held by Paragon.

The Company appointed a third party professional valuer to re-assess the current market value of that piece of land in Yalong Bay. In the opinion of the Company’s management, no impairment on the investment in non-marketable investment was required by the Company as of December 31, 2017 and 2018.

5.	DISSOLUTION OF SUBSIDIARIES

	2017	2018	2018
	Rmb	Rmb	US$
Net assets disposed of:
Other long term assets	6	—	—
Income taxes payable	(6,466)	(1,301)	(189)

Gain on dissolution of subsidiaries	(6,460)	(1,301)	(189)

During 2018, Orion Tire Corporation, a 60% owned subsidiary incorporated in United States, Ventures Kingdom Limited, a 100% owned subsidiary incorporated in BVI and Great Windfall Agents Limited, a 100% owned subsidiary incorporated in BVI were dissolved and a gain was recorded on dissolution.

During 2017, Orion (B.V.I.) Tire Corporation, a 60% owned subsidiary incorporated in BVI and Whole Good Limited, a 100% owned subsidiary incorporated in BVI, were dissolved and a gain was recorded on dissolution.

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

6.	INCOME TAXES

The components of profit (loss) from operations before income tax are as follows:

	Year ended December 31,
	2016	2017	2018	2018
	Rmb	Rmb	Rmb	US$
The PRC	—	—	—	—
All other jurisdictions	613	6,545	(6,648)	(967)

	613	6,545	(6,648)	(967)

Income tax expense consists of:
	Year ended December 31,
	2016	2017	2018	2018
	Rmb	Rmb	Rmb	US$
Current	—	—	—	—
Deferred	—	—	—	—

	—	—	—	—

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

The tax positions for the years 2011 to 2018 may be subject to examination by the Hong Kong tax authorities.

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

The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2017 and 2018, there is no interest and penalties related to uncertain tax positions.

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

The tax impact of temporary differences gives rise to the following deferred tax asset and liability:

	2017	2018	2018
	Rmb	Rmb	US$
Current deferred tax asset:
Tax losses	19,552	19,236	2,798
Valuation allowances	(19,552)	(19,236)	(2,798)

	—	—	—

Movement in valuation allowance:

	2017	2018	2018
	Rmb	Rmb	US$
At the beginning of the year	19,285	19,552	2,844
Current year movement	267	(316)	(46)

At the end of the year	19,552	19,236	2,798

The Group has total tax operating loss carry forwards of RMB 118,496 and RMB 116,581 as of December 31, 2017 and 2018, respectively, which are available for offset against future profits that may be carried forward indefinitely. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.

The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2016	2017	2018
Profits tax rate in Hong Kong	16.5%	16.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	(27.4%)	(18%)	(16%)
Change in valuation allowance	10.9%	1.5%	(0.5%)

Effective tax rate	—	—	—

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

7.	CAPITAL STOCK

Share Capital

The Company did not issue any Common Stock for the years ended December 31, 2016, 2017 and 2018.

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

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2018:

	Quoted prices In Active Market for Identical Assets (Level 1) Rmb	Significant Other Observable Inputs (Level 2) Rmb	Significant Unobservable Inputs (Level 3) Rmb	Balance as of December 31, 2017 Rmb	Balance as of December 31, 2017 US$
Marketable securities
- Equity securities listed in Hong Kong
- Hotel operations	18,866	—	—	18,866	2,900
- Gaming, entertainment and tourist-related	2,948	—	—	2,948	453
- Property development and investment	4,548	—	—	4,548	699

Total marketable securities	26,362	—	—	26,362	4,052
Less: classified as non-current marketable securities (Note 2(d))	16,798	—	—	16,798	2,582

Total current marketable securities	9,564	—	—	9,564	1,470

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

8.	FAIR VALUE MEASUREMENTS - continued

	Quoted prices In Active Market for Identical Assets (Level 1) Rmb	Significant Other Observable Inputs (Level 2) Rmb	Significant Unobservable Inputs (Level 3) Rmb	Balance as of December 31, 2018 Rmb	Balance as of December 31, 2018 US$
Marketable securities
- Equity securities listed in Hong Kong
- Hotel operations	10,472	—	—	10,472	1,523
- Gaming, entertainment and tourist-related	3,808	—	—	3,808	554

Total marketable securities	14,280	—	—	14,280	2,077
Less: classified as non-current marketable securities (Note 2(d))	9,324	—	—	9,324	1,356

Total current marketable securities	4,956	—	—	4,956	721

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

9.	COMMITMENTS AND CONTINGENCIES

There were no outstanding capital commitments as of December 31, 2017 or 2018.

10.	DISTRIBUTION OF PROFIT

(a)	Dividends

The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2016, 2017 and 2018.

(b)	Profit appropriation

As of December 31, 2017 and 2018, the Company had no distributable reserves.

11.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS

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

11.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS - continued

Due from Related Party

	2017	2018	2018
	Rmb	Rmb	US$
Due from:
Master Glory Group Limited	154	163	24

	154	163	24

As of December 31, 2017 and 2018, the Company held a 6.2% equity interest in Rosedale Hotel Holdings Limited, of which 48,660,424 shares were recorded as marketable securities. The carrying value of this investment was RMB18,866 and RMB10,472 as of December 31, 2017 and 2018. Dr. Allan Yap is the chairman and chief executive director of Rosedale.

As of December 31, 2017 and 2018, the amount due from related party was unsecured, non-interest bearing and had no fixed repayment terms.

12.	PAYABLES TO SECURITIES BROKERS

As of December 31, 2017 and 2018, the payables to securities brokers were bearing interest at 11.25% per annum, repayable on demand, and secured by marketable securities (note 13).

CHINA ENTERPRISES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares,

per share data and unless otherwise stated)

13.	PLEDGE OF ASSETS

As of December 31, 2017 and 2018, marketable securities amounting to Rmb24,383 and Rmb13,181 (US$1,917) are collateralized to secure the security trading margin facilities of the Company.

14.	CONCENTRATION OF CREDIT RISK

As of December 31, 2017 and 2018, approximately 98.8% and 99.3%, respectively, of the Company’s cash is maintained with one bank in Taiwan. To protect the interest of depositors, Taiwan introduced deposit insurance which provides maximum compensation of NT$3,000 (approximately RMB652) per depositor if a bank becomes bankrupt. The Company has historically not experienced any losses due to the bank failure and monitors the soundness and the credit ratings of the bank on a periodic basis. Thus, the Company believes it is currently not exposed to any material risks on its bank deposits with the bank.

15.	MARKET RATE RISK

On August 11, 2015, the People’s Bank of China (“PBOC”) has cut the RMB’s reference rate by 1.9%, sparking the sharpest fall in the currency since the dollar peg ended a decade ago. The move by the PBOC comes amid growing signs of a deepening slowdown in the mainland economy. The PBOC said that the reference rate move was a one-time adjustment, and it will strengthen the market’s role in the fixing of the rate and promote the convergence of the onshore and offshore rates. Through 2016 the RMB continued its significant depreciation. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year period. In 2018, the RMB exchange rate against the U.S. dollar depreciated significantly, mainly due to changes in political and economic conditions, including trade friction between China and the U.S. The exchange rates of the RMB against U.S. Dollar as of December 31, 2018 and 2017 were 6.8755 and 6.5063, respectively. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

16.	SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred through the date the consolidated financial statements were available to be issued (April 30, 2019), and has determined that there were no material recognizable nor subsequent events or transactions which would require recognition or disclosure in the consolidated financial statements other than those disclosed elsewhere in the consolidated financial statements.